Form 20-F
period 2002-04-30
BROCKTON CAPITAL CORP
filed 2003-02-12
CIK 1172298

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
Annual Report
Fiscal 2002 Ended April 30, 2002

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from __________ to __________

Commission file number: 0-49760

BROCKTON CAPITAL CORP.
(Exact name of Registrant as specified in its charter)

British Columbia, Canada
(Jurisdiction of incorporation or organization)

750 West Pender Street, #604, Vancouver, British Columbia V6C 2T7
(Address of principal executive offices)

Securities to be registered pursuant to Section 12(b) of the Act:
None

Securities to be registered pursuant to Section 12(g) of the Act:
Common Shares, without par value
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:      None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.        4,087,500

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 12 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past ninety days.   Yes xxx     No ___

Indicate by check mark which financial statement item the registrant has elected to follow:     Item 17 xxx     Item 18 ___

Index to Exhibits on Page 42

     BROCKTON CAPITAL CORP.
FISCAL 2002 ENDED APRIL 30, 2002
ANNUAL REPORT

INTRODUCTION

Brockton Capital Corp. was organized under the laws of British Columbia, Canada. In this Annual Report, the “Company”, "we," "our" and "us" refer to Brockton Capital Corp. (unless the context otherwise requires). We have prepared this Annual Report on the basis of information that we have or that we have obtained from sources we believe to be reliable. Summary discussions of documents referred to in this Annual Report may not be complete and we refer you to the actual documents for more complete information. Our principal corporate offices are located at 750 West Pender Street, #604, Vancouver, British Columbia V6C 2T7. Our telephone number is 604-689-0188.

BUSINESS OF BROCKTON CAPITAL CORP.

The Company is a capital pool company pursuant to the policies of the TSX Venture Exchange. The principal business of the Company will be to identify and evaluate opportunities for the acquisition of an interest in assets or businesses and, once identified and evaluated, to negotiate an acquisition or participation subject to receipt of shareholder approval and acceptance for filing by the TSX Venture Exchange. On 9/4/2002, the Company signed a letter of intent to acquire all of the common shares of Cyberhand Technologies Inc. (“Cyberhand”), a company with a focus on the development of new technologies specific to consumer electronics. Consummation of the acquisition is subject to diligence and regulatory approval; and cannot yet be considered probable.

FINANCIAL AND OTHER INFORMATION

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (“CDN$” or “$”). The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (“US$”).

FORWARD-LOOKING STATEMENTS

This Annual Report includes forward-looking statements, principally in ITEM #4, “Information on the Company” and ITEM #5, “Operating and Financial Review and Prospects". We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting our business. These forward-looking statements are subject to risks, uncertainties and assumptions including, among other things, the factors discussed in this Annual Report under ITEM #3, “Key Information, Risk Factors” and factors described in documents that we may furnish from time to time to the Securities and Exchange Commission.

The words “believe”, “may”, “will”, “estimate”, “continue”, “anticipate”, “intend”, “expect”, and similar words are intended to identify forward-looking statements. In light of these risks and uncertainties, the forward-looking information, events and circumstances discussed in this Annual Report might not occur. Our actual results and performance could differ substantially from those anticipated in our forward-looking statements. We undertake no obligation to update publicly or revise any forward-looking statements because of new information, future events or otherwise.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

--- Not Applicable ---

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE.

--- No Disclosure Necessary ---

ITEM 3. KEY INFORMATION.

3.A.1. Selected Financial Data

3.A.2. Selected Financial Data

The selected financial data of the Company for Fiscal 2002 and Fiscal 2001 ended April 30th and Fiscal 2001 ended December 31st was derived from the financial statements of the Company which have been audited by Morgan & Company, independent Chartered Accountants, as indicated in their audit report which is included elsewhere in this Annual Report. The selected financial data set forth for Fiscal 2000 ended December 31st is derived from the Company's audited consolidated financial statements, not included herein.

The selected financial data should be read in conjunction with the financial statements and other financial information included elsewhere in the Annual Report.

The Company has not declared any dividends since incorporation and does not anticipate that it will do so in the foreseeable future. The present policy of the Company is to retain future earnings for use in its operations and the expansion of its business.

Table No. 1 is derived from the financial statements of the Company, which have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP) and US Generally Accepted Auditing Standards (GAAS), the application of which, in the case of the Company, conforms in all material respects for the periods presented with US GAAP, except as disclosed in footnotes to the financial statements.

Table No. 1
Selected Financial Data
(CDN$ in 000, except per share data)

	Year	Year	Period
	Ended	Ended	Ended
	4/30/2002	4/30/2001	12/31/2000

Net Income (Loss)	($34)	($1)	$2
Net Income(Loss) per Share	($0.01)	($0.00)	$0.01
Dividends Per Share	$0.00	$0.00	$0.00

Wtg. Avg. Shares (000)	3614	2250	2250
Period-end Shares O/S	4088	2250	2250

Working Capital	$339	$146	$147
Long-Term Debt	0	0	0
Shareholders’ Equity	339	171	170
Total Assets	351	187	184

US GAAP Net Income (Loss)	($34)	($1)	$2
US GAAP EPS	($0.02)	($0.00)	--
US GAAP Avg.# Shares (000)	1364	--	--

US GAAP Equity	$339	$171	$170
US GAAP Total Assets	$351	$187	$184

(1)	Fiscal 2001 results restated to conform with Fiscal 2002 presentation.

(2)	The Company was incorporated 2/8/2000 and utilized a December 31st fiscal yearend; subsequent to the end of FY2000, the fiscal yearend was changed to April 30th.

(3)	Cumulative Net Loss since incorporation under US GAAP has been ($32,276).

(4)
Under US GAAP, contingently cancelable common shares are excluded from the calculation of weighted average number of shares; 2,250,000 such shares have been excluded for US GAAP reporting purposes. Accordingly, for the periods ended 4/30/2001 and 12/31/2000, the figure for weighted average number of shares used to calculate EPS would have been zero.

3.A.3. Exchange Rates

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (CDN$). The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$).

Table No. 2 sets forth the rate of exchange for the Canadian Dollar at the end of Fiscal 2001/2002 ended April 30th and Fiscal 2000 ended December 31st, the average rates for the period, and the range of high and low rates for the period. The data for each month during the most recent six months also is provided.

For purposes of this table, the rate of exchange means the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. The table sets forth the number of Canadian Dollars required under that formula to buy one U.S. Dollar. The average rate means the average of the exchange rates on the last day of each month during the period.

Table No. 2
U.S. Dollar/Canadian Dollar

	Average	High	Low	Close

December 2002		1.58	1.55	1.58
November 2002		1.59	1.55	1.56
October 2002		1.59	1.56	1.56
September 2002		1.59	1.55	1.59
August 2002		1.60	1.55	1.56
July 2002		1.59	1.51	1.59

Fiscal Period Ended 4/30/2002	1.56	1.61	1.51	1.57
Fiscal Period Ended 4/30/2001	1.54	1.58	1.49	1.54
Fiscal Period Ended 12/31/2000	1.50	1.56	1.44	1.50

3.B. Capitalization and Indebtedness

--- Not Applicable ---

3.C. Reasons For The Offer And Use Of Proceeds

--- Not Applicable ---

3.D. Risk Factors

No Operating History

The Company does not have business operations or assets other than cash. The shares of the Company should be considered highly speculative due to the proposed nature of the Company’s business and the fact that the Company was only recently incorporated and has no substantial assets other than cash. The Company has neither a history of earnings nor has it paid dividends. It is unlikely to realize earnings or pay dividends in the immediate or foreseeable future.

Proposed Business Acquisition May Not Be Consummated

There is no assurance that the Company will be able to identify acquisitions that will be profitable. Moreover, should the Company identify any assets or businesses and determine that an acquisition is warranted, the Company may not be able to finance the acquisition and additional funds may be required to meet such obligations. As a result of these factors, the shares of the Company are suitable only to those investors who can afford to lose their entire investment and who are willing to rely solely on the management of the Company. On 9/4/2002, the Company signed a letter of intent to acquire all of the common shares of Cyberhand Technologies Inc., a company with a focus on the development of new technologies specific to consumer electronics. Consummation of the acquisition is subject to due diligence, regulatory approval, and shareholder approval; and cannot yet be considered probable.

Requirement for Additional Financing

The net proceeds from the Company’s initial public offering will be sufficient to identify only a limited number of businesses or assets and, if so identified, the Company may not be able to finance the acquisition unless it obtains additional funds. There is no assurance that the Company will be able to secure financing or that such financing will be obtained on terms favorable to the Company. Failure to obtain adequate financing could result in significant delays in identifying a Qualifying Transaction and the Company may become at risk for de-listing or cease trading.

TSX Venture Exchange may suspend from trading or de-list the shares of the Company if the Company fails to complete a Qualifying Transaction within eighteen months following the date the shares were listed on the Canadian Venture Exchange (now TSX Venture Exchange) (8/27/2001) or the Company does not have at least $25,000 in cash at any time during its listing on the TSX Venture Exchange. The TSX Venture Exchange will review the expenses, disclosure, trading history and other transactions undertaken by the Company during its listing to determine compliance with TSX Venture Exchange policies. The TSX Venture Exchange may refuse to accept a transaction as a Qualifying Transaction if significant concerns arise from its review and where, among other things, the Company fails to meet the minimum listing requirements prescribed by the TSX Venture Exchange upon completion of the Qualifying Transaction, or the consideration proposed to be paid by the Company in connection with the transaction is objectionable to the TSX Venture Exchange.

Reliance on Management

The Company is relying solely on the past business success of its directors and officers to identify a Qualifying Transaction of merit. The loss of any member of the Company’ management team may have a material adverse effect on the business and prospects of the Company.

Directors’ and Executive Officers’ Involvement in Other Projects

The Directors and Executive officers of the Company will not be devoting all of their time to the affairs of the Company, but will be devoting such time as required to effectively manage the Company. Some of the Directors and executive officers of the Company are engaged and will continue to be engaged in the search for property or business prospects for themselves or on behalf of others, including other listed companies. Accordingly conflicts of interest may arise from time to time. Any conflicts will be subject to the procedures and remedies under the Company Act (British Columbia).

Company is Incorporated in Canada

The articles/by-laws and the laws of British Columbia are different that those typical in the United States. However, the typical rights of investors in Canadian companies differ only modestly from those in the United States; refer to the relevant sections which are discussed in Section 9.A.5 and Section 10.B of this Annual Report.

Broker-Dealers May Be Discouraged From Effecting Transactions In Our Common Shares Because They Are Considered Penny Stocks And Are Subject To The Penny Stock Rules

Rules 15g-1 through 15g-9 promulgated under the Securities Exchange Act of 1934, as amended, impose sales practice and disclosure requirements on NASD broker-dealers who make a market in "a penny stock". A penny stock generally includes any non-NASDAQ equity security that has a market price of less than US$5.00 per share. Our shares are quoted on the TSX Venture Exchange, and the price of our shares ranged from $0.15 (low) to $0.40 (high) during the period from 1/1/2001 to 4/30/2002. The closing price of our shares on 9/3/2002 was $0.26 when common share trading was voluntarily suspended pending completion of the proposed acquisition of Cyberhand. The additional sales practice and disclosure requirements imposed upon broker-dealers may discourage broker-dealers from effecting transactions in our shares, which could severely limit the market liquidity of the shares and impede the sale of our shares in the secondary market.

Under the penny stock regulations, a broker-dealer selling penny stock to anyone other than an established customer or "accredited investor" (generally, an individual with net worth in excess of US$1,000,000 or an annual income exceeding US$200,000, or US$300,000 together with his or her spouse) must make a special suitability determination for the purchaser and must receive the purchaser's written consent to the transaction prior to sale, unless the broker-dealer or the transaction is otherwise exempt.

In addition, the penny stock regulations require the broker-dealer to deliver, prior to any transaction involving a penny stock, a disclosure schedule prepared by the US Securities and Exchange Commission relating to the penny stock market, unless the broker-dealer or the transaction is otherwise exempt. A broker-dealer is also required to disclose commissions payable to the broker-dealer and the registered representative and current quotations for the securities. Finally, a broker-dealer is required to send monthly statements disclosing recent price information with respect to the penny stock held in a customer's account and information with respect to the limited market in penny stocks.

Dilution Through Employee/Director/Consultant Options

Because the success of the Company is highly dependent upon its respective employees, the Company may in the future grant to some or all of its key employees, Directors and consultants options to purchase common shares as non-cash incentives. Those options may be granted at exercise prices below those for the common shares prevailing in the public trading market at the time or may be granted at exercise prices equal to market prices at times when the public market is depressed. To the extent that significant numbers of such options may be granted and exercised, the interests of the other stockholders of the Company may be diluted.

Control by Principal Stockholders, Officers and Directors Could Adversely Affect the Company’s Stockholders

The Company’s Senior Management, Directors and greater-than-five-percent stockholders (and their affiliates), acting together, have the ability to control substantially all matters submitted to the Company’s stockholders for approval (including the election and removal of directors and any merger, consolidation or sale of all or substantially all of the Company’s assets) and to control the Company’s management and affairs. Accordingly, this concentration of ownership may have the effect of delaying, deferring or preventing a change in control of the Company, impeding a merger, consolidation, takeover or other business combination involving the Company or discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of the Company, which in turn could materially adversely affect the market price of the Company’s stock.

U.S. Investors May Not Be Able to Enforce Their Civil Liabilities Against Us or Our Directors, Controlling Persons and Officers

It may be difficult to bring and enforce suits against the Company. The Company is a corporation incorporated in the province of British Columbia under the British Columbia Company Act. A majority of the Company's directors must be residents of Canada, and all or a substantial portion of their assets are located outside of the United States. In addition, all of the Company's assets are located in Canada. As a result, it may be difficult for U.S. holders of our common shares to effect service of process on these persons within the United States or to realize in the United States upon judgments rendered against them. In addition, a shareholder should not assume that the courts of Canada (i) would enforce judgments of U.S. courts obtained in actions against us or such persons predicated upon the civil liability provisions of the U.S. federal securities laws or other laws of the United States, or (ii) would enforce, in original actions, liabilities against us or such persons predicated upon the U.S. federal securities laws or other laws of the United States.

However, U.S. laws would generally be enforced by a Canadian court provided that those laws are not contrary to Canadian public policy, are not foreign penal laws or laws that deal with taxation or the taking of property by a foreign government and provided that they are in compliance with applicable Canadian legislation regarding the limitation of actions. Also, a judgment obtained in a U.S. court would generally be recognized by a Canadian court except, for example:

a)	where the U.S. court where the judgment was rendered had no jurisdiction according to applicable Canadian law;
b)	the judgment was subject to ordinary remedy (appeal, judicial review and any other judicial proceeding which renders the judgment not final, conclusive or enforceable under the laws of the applicable state) or not final, conclusive or enforceable under the laws of the applicable state;
c)	the judgment was obtained by fraud or in any manner contrary to natural justice or rendered in contravention of fundamental principles of procedure;
d)	a dispute between the same parties, based on the same subject matter has given rise to a judgment rendered in a Canadian court or has been decided in a third country and the judgment meets the necessary conditions for recognition in a Canadian court;
e)	the outcome of the judgment of the U.S. court was inconsistent with Canadian public policy;
f)	the judgment enforces obligations arising from foreign penal laws or laws that deal with taxation or the taking of property by a foreign government; or
g)	there has not been compliance with applicable Canadian law dealing with the limitation of actions.

Critical Accounting Policies

The consolidated financial statements are prepared in conformity with accounting principles generally accepted in Canada. There are two material differences between US GAAP and Canadian GAAP, as applied to the Company’s financial statements: the calculation of the weighted average number of shares used to calculate Basic Loss Per Share and recognition of stock-based compensation.

Under U.S. GAAP, the weighted average number of common shares used in the calculation of basic and fully diluted income (loss) per share excludes contingently cancelable common shares. Accordingly, the 2,250,000 common shares issued prior to the initial public offering that are escrowed and contingently cancelable have been excluded.

For US GAAP purposes, the Company has elected under Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”) to continue to apply the intrinsic value based method of accounting for stock-based compensation under APB 25 “Accounting for Stock Issued to Employees.” Under the intrinsic value method, stock compensation is the excess, if any, of the quoted market value of the stock at the measured date of the grant over the amount an optionee must pay to acquire the stock. Under U.S. GAAP, the issue of stock options to non-employees is accounted for under SFAS 123. Fair value of the stock options granted to non-employees during the year ended 4/30/2002 was estimated using the Black-Scholes option pricing model and the following weighted-average assumptions: dividend yield, expected volatility, risk-free interest rate and expected average option life. However, at end of the most recent fiscal year, no stock options were exercisable and no there was no impact on earnings or disclosure.

Management is required to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. On a regular basis, we evaluate our estimates and assumptions. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. The significant accounting policies that are most critical to aid in fully understanding and evaluating reported financial results include: revenue recognition and the expensing of software development costs.

ITEM 4. INFORMATION ON THE COMPANY

4.A. History and Development of the Company

Introduction

Brockton Capital Corp. hereinafter also is referred to as the "Company".

The Company is a capital pool company pursuant to the policies of the TSX Venture Exchange. The principal business of the Company will be to identify and evaluate opportunities for the acquisition of an interest in assets or businesses and, once identified and evaluated, to negotiate an acquisition or participation subject to receipt of shareholder approval and acceptance for filing by the TSX Venture Exchange. Until the completion of a Qualifying Transaction (as hereinafter defined), the Company will not carry on any business other than the identification and evaluation of assets or businesses in connection with potential Qualifying Transactions.

On 9/4/2002, the Company signed a letter of intent to acquire all of the common shares of Cyberhand Technologies Inc. (“Cyberhand”) by way of a share exchange transaction (the “Transaction”). The proposed Transaction will serve as Brockton’s qualifying transaction pursuant to Policy 2.4 of the TSX Venture Exchange. Cyberhand, privately incorporated in Alberta with operations in Fernie, British Columbia, is a company with a focus on the development of new technologies specific to consumer electronics. Consummation of the acquisition is subject to diligence, regulatory approval, and shareholder approval; and cannot yet be considered probable.

The Company’s executive office is located at:
  750 West Pender Street, #604
  Vancouver, British Columbia, Canada V6C 2T7
  Telephone: (604) 689-0188
  Facsimile: (604) 689-9773.
  e-mail: khanson@amisanohanson.com

The Company’s registered office is located at:
  1100, 888 Dunsmuir St., Vancouver, BC, Canada V6C 2T7
  Telephone: (604) 687-7077; and
  Facsimile: (604) 687-7099.

The contact person is:
  Kevin R. Hanson, President/CEO/Director.

The Company's fiscal year ends April 30th.

The Company's common shares trade on the TSX Venture Exchange under the symbol "BKC".

The Company has 100,000,000, without par value, common shares authorized and 100,000,000 preferred shares without par value authorized. At 4/30/2002, the end of the Company's most recent fiscal year, there were 4,087,500 common shares issued and outstanding. At 12/31/2002, there were 4,087,500 common shares issued/outstanding.

History and Development

The Company was incorporated in British Columbia under the British Columbia Company Act on 2/8/2000 under the name "Brockton Capital Corp.”. On 9/4/2002, the Company signed a letter of intent to acquire all of the common shares of Cyberhand Technologies Inc.

Financings

The Company has financed its operations through funds raised in private placements of common shares to insiders completed March 2000 (shares physically issued August 2001 along with IPO shares), its initial public offering completed August 2001, and the exercise of Agent stock options.

Fiscal 2000:	None
Fiscal 2001:	Private Placements,	2,250,000 shares,	$168,750
	Initial Public Offering;	1,750,000 shares,	$262,500
Fiscal 2002:	Option Exercise;	87,500 shares,	$13,125
Fiscal 2003-to-Date: None

Capital Expenditures

Fiscal 2000: None
Fiscal 2001: None
Fiscal 2001: None
Fiscal 2003-to-Date: $60,000 advances to CyberHand as of 12/31/2002.

4.B. BUSINESS OVERVIEW

Description and General Development

The Company is a capital pool company pursuant to the policies of the TSX Venture Exchange. The principal business of the Company will be to identify and evaluate opportunities for the acquisition of an interest in assets or businesses and, once identified and evaluated, to negotiate an acquisition or participation subject to receipt of shareholder approval and acceptance for filing by the TSX Venture Exchange. Until the completion of a Qualifying Transaction (defined below), the Company will not carry on any business other than the identification and evaluation of assets or businesses in connection with potential Qualifying Transactions. Pursuant to the policies of the TSX Venture Exchange, the term “Agreements in Principle” means any enforceable agreement or any other agreement or similar commitment which identifies the terms upon which the parties agree or intend to agree which:

(a)	identifies assets or a business to be acquired which would reasonably appear to constitute Significant Assets (being one or more assets or businesses which, when acquired by the Company, together with any other concurrent transactions, results in the Company meeting the minimum listing requirements of the TSX Venture Exchange) and the acquisition of which would reasonably appear to constitute a Qualifying Transaction (as discussed hereafter);
(b)	identifies the parties to the Qualifying Transaction;
(c)	identifies the consideration to be paid for the Significant Assets or otherwise identifies the means by which the consideration will be determined; and
(d)	identifies the conditions to any further formal agreements to complete the transaction.

Proposed Acquisition of Cyberhand Technologies Inc. (“Cyberhand”)

Cyberhand Acquisition Terms

Under the terms of the letter of intent, the Company has agreed to issue:

a)	7.0 million common shares at a deemed price of $0.20 per share in exchange for 100% of the currently outstanding shares of Cyberhand; and
b)	Up to a maximum of 1.25 million common shares in exchange for 100% of the shares issued under a bridge equity financing based upon the following formula: gross proceeds from the bridge equity financing divided by $0.40 per share.
c)	Closing is subject to due diligence and TSX Venture Exchange approval.

In conjunction with closing, scheduled for Spring 2003, the Company’s Seed Escrow Shareholders intend to sell to the directors and principal shareholders of Cyberhand 75% of the 2,250,000 outstanding Seed Escrow Shares of the Company at a price of $0.10 per share. Also in conjunction with closing, the Company will establish a stock option plan to issue up to a total of 20% of the issued/outstanding common shares to be made available to directors, officers, management, employees and consultants, subject to the policies of the TSX. Venture Exchange. The Cyberhand acquisition is an arms length transaction. A finders fee is payable to Charles M.H. Stone and Brad Kitchen upon closing and receipt of TSX Venture Exchange approval.

Cyberhand Operations

Cyberhand is in the process of commercializing computer peripheral equipment, primarily high performance and ergonomically designed game controllers and pointer or mouse product lines. Since the September 2002 announcement of the proposed acquisition, Cyberhand is continuing to advance its operations so as to bring its products to market. In this regard, the initial prototypes for three products are nearing completion. These prototypes will be used to finalize consumer feedback and solicit conditional sales orders.

In preparation for potential sales orders, the Company is currently in the process of tendering its manufacturing, assembly and distribution contracts. Cyberhand anticipates entering into these contracts in Calendar 2003. In addition, organization of the sales/marketing team is nearing completion so that when the product prototypes are available, there should be little delay getting Cyberhand’s products to key distribution and retail partners in an effort to capture initial sales. Also, some of Cyberhand’s senior management and a principal of Brockton visited the November 2002 recent COMDEX Exhibition to assess current market conditions as they relate to Cyberhand’s business.

For further information regarding Cyberhand, please visit the company’s website at www.cyberhand.com.

With respect to the production of the above mentioned prototypes and other continued Cyberhand corporate development, the Company has advanced an additional $35,000 by way of a secured loan to Cyberhand. Through 12/31/2002, the Company has advanced $60,000 to Cyberhand pursuant to promissory notes that bear interest at 10% per annum, are secured by a general security agreement on the assets of the private company. The principal and interest is due and payable on the earlier of the closing of the formal agreement and the date the Letter of Intent is terminated by the parties.

The Company anticipates changes to corporate management and the Board of Directors upon completion of the Transaction:

a.· Patrick Burke, currently Founder/President/Director of Cyberhand would be appointed Chairman, President and Director of the Company;

b.· Brad Kitchen, currently a corporate finance consultant;
       would be appointed CFO, Corporate Secretary and Director of the Company;

c.· Kevin Hanson, currently President and Director of the Company would resign as President and remain as a Director; and

d. Michael Weingarten, currently a Director of the Company
       would remain a Director of the Company.

For further information regarding Cyberhand, please visit that company’s website at www.cyberhand.com.

Kingsdale Capital Markets Inc. (“Kingsdale”), subject to completion of satisfactory due diligence, has agreed to act as sponsor in connection with the Transaction. An agreement to sponsor should not be construed as any assurance with respect to the merits of the Transaction or the likelihood of completion. The Company is proceeding with a request to the TSX Venture Exchange that trading in its shares be reinstated at the earliest time possible.

Pursuant to an Agency Agreement between Kingsdale and Brockton, the parties to the agreement are working to raise additional equity financing of up to $500,000 by way of a private placement in Cyberhand in advance of a Short Form Offering in Brockton, the terms of which have not been finalized.

Contemporaneously with the closing of the Transaction, it is anticipated that a financing of $1,500,000 will be raised through an additional equity financing in the Company, the terms of which are still being negotiated. Proceeds of the financing will be used to further the development and commercialization of Cyberhand’s technologies, as well as for marketing and for general working capital purposes.

Criteria for Acquisitions

The Company proposes to identify acquisitions of interests in assets or businesses through discussions with various business associates and contacts of the Company’s directors. Once a prospective acquisition target has been identified and evaluated, the Company will proceed to negotiate the terms upon which it may acquire an interest in the asset or business.

The Company does not currently have a specific type of business opportunity that it is likely to pursue. It will, accordingly, review prospective acquisition opportunities within the broadest possible range of businesses or industries.

All potential acquisitions will be screened initially by management of the Company to determine their economic viability. Approval of acquisitions will be made by the board of directors. The board of directors will examine proposed acquisitions having regard to sound business fundamentals, utilizing the expertise and experience of the directors.

Method of Financing Acquisitions or Participation

The Company proposes to use cash, bank financing, issuance of treasury shares (subject to acceptance by the TSX Venture Exchange), private or public financing, or some combination thereof to finance prospective acquisitions. If treasury shares are issued, such issuance could result in a change of control of the Company and will result in further dilution to investors who acquired common shares pursuant to the initial public offering.

Requirements to be Met to Complete a Qualifying Transaction

The Company is governed by the capital pool companies policies of the TSX Venture Exchange in respect of Qualifying Transactions.

A “Qualifying Transaction”, pursuant to the policies of the TSX Venture Exchange, is a transaction whereby a capital pool company:

(a)	issues or proposes to issue in consideration for the acquisition of Significant Assets, common shares which, is fully converted, exchangeable or exercisable into common shares which, if fully converted, exchanged or exercised would represent more than 25 percent of its common shares issued and outstanding immediately prior to the issuance;
(b)	enters into an arrangement, amalgamation, merger or reorganization with another company with Significant Assets, whereby the ratio of securities which are distributed to the shareholders of the capital pool company and the other issuer results in the shareholders of the other company acquiring control of the resulting issuer; or
(c)	otherwise acquires Significant Assets (other than cash), but excludes a transaction which consists solely of the issuance for cash by the capital pool company of common shares or securities convertible, exchangeable or exercisable into common shares, representing more than 25 percent of the capital pool company’s common shares issued and outstanding immediately prior to the issuance.

For the purposes of the foregoing, the phrase “Significant Assets” means one or more assets or businesses which, when acquired by the capital pool company, together with any other concurrent transactions, results in the capital pool company meeting the minimum listing requirements of the TSX Venture Exchange (for an issuer other than a capital pool company).

Any Qualifying Transaction will be subject to approval by the majority of the minority shareholders of the Company, acceptance for filing by the TSX Ventue Exchange, and sponsorship by a TSX Venture Exchange member firm.

After the terms of a Qualifying Transaction have been settled and a comprehensive news release disclosing its terms has been disseminated, or as soon thereafter as circumstances permit, the Company will submit the terms of the Qualifying Transaction to a meeting of its shareholders for “majority of the minority” approval. The Qualifying Transaction must be approved by a vote at a properly constituted meeting of the shareholders of the Company by at least 50 percent plus one vote of the votes cast by shareholders voting at the meeting, other than the Related Parties of the Qualifying Transaction and Related Parties of the Company. Related Parties of the Qualifying Transaction include:

(a)	one or all of the beneficial owners other than a Target Issuer (being a company which is the beneficial owner of the Significant Assets to be acquired by the capital pool company as its Qualifying Transaction, where the acquisition is to be conducted through the purchase of securities of that company whether by security purchase agreement, takeover bid, amalgamation, plan of arrangement or other corporate reorganization) of the Significant Assets which are to be purchased, optioned or otherwise acquired by the capital pool company as its Qualifying Transaction;
(b)	any Target Issuer (as defined in (a) above);
(c)	any Related Party (as defined below) of any party referred to in (a) or
(b)	above; and
(d)	all other parties to or associated with the Qualifying Transaction and the Associates and Affiliates of all such other parties.

For the purposes of the foregoing definition and the terms “Related Parties of the Qualifying Transaction” and “Related Parties of the Company” the term “Related Parties” means in relation to a company, a promoter, officer, director, other insider or control person of that company and any Associates or Affiliates of any such persons and in relation to an individual, any Associate of the individual or any company of which the individual is a promoter, officer, director or control person. A party is the Associate of another if:

(a)	the party is a partner of that person;
(b)	the party is a trust or estate in which that person has a substantial beneficial interest or for which the person serves as trustee or in a similar capacity;
(c)	the party is a company of which that person beneficially owns or controls, directly or indirectly, voting shares carrying more than 10% of the voting rights attached to all outstanding voting shares of the company; or
(d)	in the case of an individual:
(i) that individual’s spouse or child; or
(ii) relative of that individual or that individual’s spouse if that relative has the same home as the individual (and spouse includes an individual who is living with another individual in a marriage-like relationship).

For the purposes of “Affiliate”, a company is affiliated with another company if one of them is the subsidiary of the other or each of them is controlled by the same person. A company is “controlled” by a person if the voting shares of the company are held, other than by way of security only, by or for the benefit of that person and the voting shares, if voted, entitle the person to elect a majority of the directors of the company.

The Company will provide its shareholders with an information circular containing full, true and plain disclosure in respect of all material facts relating to a proposed Qualifying Transaction. The information circular will be submitted to the TSX Venture Exchange prior to distribution to the Company’s shareholders, and the disclosure in the information circular will be made in accordance with the applicable form of a prospectus under the Securities Act (British Columbia) and in accordance with the requirements of the TSX Venture Exchange.

The Company will be required to file with the TSX Venture Exchange, among other things, a draft copy of the information circular it proposes to deliver to its shareholders relating to the Qualifying Transaction, copies of material contracts, engineering reports or valuation reports, and audited financial statements, unaudited financial statements and pro forma financial statements. As part of the review of the Qualifying Transaction, the TSX Venture Exchange will review the expenses, disclosure, trading history and other transactions undertaken by the Company during its listing to determine compliance with TSX Venture Exchange policies.

Acceptance for filing by the TSX Venture Exchange of a Qualifying Transaction also calls for sponsorship by a member of the TSX Venture Exchange that meets the TSX Venture Exchange’s qualifications to act as sponsor. The role of the sponsoring member firm is an integral part of the Qualifying Transaction process. Effectively, the sponsoring firm will review the Qualifying Transaction to determine the suitability of the Company’s listing on the TSX Venture Exchange upon the completion of the Qualifying Transaction. The TSX Venture Exchange will halt trading from the date of announcement of an Agreement in Principle (as defined in TSX Venture Exchange policies) regarding the Qualifying Transaction if the Company has announced a Qualifying Transaction but has not yet secured a member firm to act as sponsor for the Qualifying Transaction or if the Company has not filed supporting documents with the TSX Venture Exchange relating to the Qualifying Transaction within 60 days of the date of the announcement of the Agreement in Principle.

Notwithstanding that a transaction may meet the definition of a Qualifying Transaction, the TSX Venture Exchange may not approve a Qualifying Transaction where the Company fails to meet the minimum listing requirements of the TSX Venture Exchange upon completion of the Qualifying Transaction or for any other reason at the sole discretion of the TSX Venture Exchange. In addition, the TSX Venture Exchange may suspend from trading or de-list the securities of the Company where it has failed to complete a Qualifying Transaction within 18 months of its date of listing.

United States vs. Foreign Sales/Assets

The Company has generated no sales.
At 4/30/2002, 4/30/2001, and 12/31/2000, all assets were located in Canada.

Seasonality
Dependency upon Patents/Licenses/Contracts/Processes
Sources/Availability of Raw Materials
Material Effects of Government Regulations

--- No Disclosure Necessary ---

4.C. Organization Structure

The Company was incorporated in British Columbia under the British Columbia Company Act on 2/8/2000 under the name "Brockton Capital Corp.”.

4.D. Property, Plant and Equipment

The Company’s executive offices are located in shared, rented premises of approximately 500 sq. ft. at 750 West Pender Street, #604, Vancouver, British Columbia, Canada V6C 2T7. The Company began occupying these facilities in February 2000.

The Company has no other property or facilities.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion for Fiscal 2002/2001 ended April 30th and Fiscal 2000 ended December 31st should be read in conjunction with the consolidated financial statements of the Company and the notes thereto. The Company was incorporated 2/8/2000 and utilized a December 31st fiscal yearend; subsequent to the end of Fiscal 2000, the fiscal yearend was changed to April 30th.

Overview

During Fiscal 2002 ended 4/30/2002, the Company’s activity was primarily related to the completion of the Company’s initial public offering, including listing the company for trading as a Capital Pool Company on the Canadian Venture Exchange (“CDNX”)(now TSX Venture Exchange). Effectively 8/1/2001, the Company completed its initial public offering, having received approval from the British Columbia Securities Commission, the Alberta Securities Commission and the CDNX, and issued 1,750,000 common shares at $0.15 per share. On 8/27/2001, the common shares of the company were listed for trading on the CDNX. Subsequent to 8/27/2001 and currently, the Company’s principle business is to identify and evaluate opportunities for the acquisition of an interest in assets or businesses and, once identified and evaluated, to negotiate an acquisition or participation subject to receipt of shareholder approval and acceptance for filing by the TSX Venture Exchange. The Company does not have business operations or assets other than cash. The company is required to complete an acquisition by 2/27/2003.

On 9/4/2002, the Company signed a letter of intent to acquire all of the common shares of Cyberhand Technologies Inc. (“Cyberhand”) by way of a share exchange transaction (the “Transaction”). The proposed Transaction will serve as Brockton’s qualifying transaction pursuant to Policy 2.4 of the TSX Venture Exchange. Cyberhand, privately incorporated in Alberta with operations in Fernie, British Columbia, is a company with a focus on the development of new technologies specific to consumer electronics. The Company has advanced $60,000 to Cyberhand pursuant to notes payable to fund that firms activities pending the proposed acquisition. Consummation of the acquisition is subject to diligence, regulatory approval, and shareholder approval; and cannot yet be considered probable.

The Company has signed agreements for a potential $2 million financing using a private placement of common shares.

Results of Operations

Administrative expenses totaled $44,133 for Fiscal 2002, a nine-fold increase from the $5,030 for the last fiscal period. Increased corporate activity related to completing its initial public offering and listing on the CDNX were the cause for the higher costs.

Administrative expenses totaled $5,030 for Fiscal 2001 Ended 4/30/2001, fifty times the $112 expenses for Fiscal 2000 Ended 12/31/2000 (three months). Much of this increase was due to increased corporate activity.

The Company recorded interest income of $9,823 for Fiscal 2002 compared to $6,327 for Fiscal 2001.

Net Income (Loss) was ($34,310) and $1,297 for Fiscal 2002 and Fiscal 2001, respectively. Net Income (Loss) per Share was ($0.01) and $0.00 for Fiscal 2002 and Fiscal 2001, respectively.

Liquidity and Capital Resources

Fiscal 2002 Ended 4/30/2002

The Company had a working capital of $339,316 as at 4/30/2002.

Cash Used by Fiscal 2002 Operating Activities totaled ($44,681) including the ($34,310) Net Loss. Significant adjustments included ($10,371) in net changes in non-cash working capital items. Cash Used in Fiscal 2002 Investing Activities was $nil. Cash Raised in Fiscal 2002 Financing Activities was $228,065, including the aforementioned initial public offering and the 87,500 common share issuance related to the exercise of Agent stock options.

Fiscal 2001 Ended 4/30/2001

The Company had a working capital of $145,561 as at 4/30/2001.

Cash Provided by Fiscal 2001 Ended 4/30/2001 Operating Activities totaled $1,463 including the $1,297 Net Income. Significant adjustments included the $166 in net changes in non-cash working capital items. Cash Used in Fiscal 2001 Investing Activities was $nil. Cash Provided by Fiscal 2001 Financing Activities was $147,027, including the aforementioned private placements and share issuance costs.

Recent Accounting Pronouncements Applicable to Us

In July 2001, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standards, or SFAS, No. 141 “Business Combinations”, and SFAS No. 142, “Goodwill and Other Intangible Assets”. SFAS 141 requires all business combinations initiated after June 30, 2001 to be accounted for using the purchase method of accounting. Under SFAS 142, goodwill and intangible assets with indefinite lives are no longer amortized but are reviewed for impairment annually, or more frequently if impairment indicators arise. All other intangible assets will continue to be amortized over their estimated useful lives. The amortization provisions of SFAS 142 apply to goodwill and intangible assets acquired after June 30, 2001. With respect to goodwill and intangible assets acquired prior to July 1, 2001, we are required to adopt SFAS 142 effective July 1, 2002. The adoption of SFAS 141 and SFAS 142 is not expected to have a material impact on our financial position or results of operations.

In August 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”. Although SFAS 144 supersedes SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, or SFAS 121, it retains the requirements of SFAS 121 regarding recognition of impairment loss for long-lived assets to be held and used (based on undiscounted cash flows) and resolves certain implementation issues. Under SFAS 144, companies will (1) recognize an impairment loss only if the carrying amount of a long-lived asset is not recoverable based on its undiscounted future cash flows and (2) measure an impairment loss as the difference between the carrying amount and fair value of the asset. SFAS 144 also provides guidance on accounting and disclosure issues surrounding long-lived assets to be disposed of by sale. The adoption of SFAS 144 on July 1, 2002 is not expected to have a material impact on our financial position or results of operations.

On April 30, 2002, the FASB issued Statement of Financial Accounting Standards No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections". Among other amendments and rescissions, SFAS No.145 eliminates the requirement that gains and losses from the extinguishment of debt be aggregated and, if material, classified as an extraordinary item, net of the related income tax effect, unless such gains and losses meet the criteria in paragraph 20 of Accounting Principles Board Opinion No. 30, Reporting the Results of Operations, Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions. The adoption of SFAS 145 on May 15, 2002 is not expected to have a material impact on our financial position or results of operations.

In July 2002, the Financial Accounting Standards Board issued SFAS No. 146, Accounting for Exit or Disposal Activities. SFAS No. 146 addresses the recognition, measurement, and reporting of costs that are associated with exit and disposal activities, including costs related to terminating a contract that is not a capital lease and termination benefits that employees who are involuntarily terminated receive under the terms of a one-time benefit arrangement that is not an ongoing benefit arrangement or an individual deferred-compensation contract. SFAS No. 146 supercedes Emerging Issues Task Force Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). SFAS No. 146 will be effective for exit or disposal activities of the Company that are initiated after December 31, 2002 and is not expected to have a material impact on our financial position or results of operations.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES

6.A. Directors and Senior Management

Table No. 3
Directors and Senior Management
December 31, 2002

			Date of First
			Election or
Name	Position	Age	Appointment

Terry M. Amisano (1)(2)	Director	47	February 2000
Brian A. Hanson (2)(4)	CFO/Secretary	56	February 2000
Kevin R. Hanson (1)(2)(5)	President/CEO/Director	46	February 2000
Michael S. Weingargten (1)(3)	Director	47	April 2001

(1)	Member of Audit Committee.
(2)	Resident/Citizen of British Columbia, Canada.
(3)	Resident/Citizen of Ontario, Canada.
(4)	He spends less than 5% of his time on the affairs of the Company.
(5)	He spends about 10% of his time on the affairs of the Company.
(6)	Business Address: c/o Brockton Capital Corp. 750 Pender Street #604 Vancouver, BC Canada V6C 2T7

Terry M. Amisano, a Director of the Company, a chartered accountant since 1985, is currently a partner with Amisano Hanson, Chartered Accountants, since 1991. From 1985 to 1990, Mr. Amisano was the partner of Amisano & Co., Chartered Accountants. Mr. Amisano is also the President and Chief Executive Officer of Zena Capital Corp., a capital pool company listed on the TSX Venture Exchange.

Brian A Hanson was appointed Secretary in February 2000 and Chief Financial Officer in August 2000. Mr. Hanson is a lawyer and a partner with the firm of Ratcliff & Company since 1995. Prior to that he was a partner with the firm of Collier Hanson from 1976 to 1995. Mr. Hanson attained a Bachelor of Commerce degree from the University of British Columbia in 1970 and obtained a law degree from the University of British Columbia in 1971. He was called to the Bar of the Province of British Columbia in 1972. He is a member of the Law Society of British Columbia and the Canadian Bar Association. He is head of the Real Property Department of Ratcliff & Company and specializes in Real Property Law, Corporate Commercial Law and Wills and Estates Law. Mr. Hanson is also the Chief Financial Officer and Secretary of Zena Capital Corp., a capital pool company listed on the TSX Venture Exchange.

Kevin R. Hanson, President/CEO and a Director of the Company, has been a chartered accountant since 1983, a certified public accountant (CPA) since 2001, and is currently a partner with Amisano Hanson, Chartered Accountants, since 1991. From 1987 to 1991, Mr. Hanson provided services as a controller of seven reporting public companies while working for Clark Consulting Services Inc. From 1994 until 1998, Mr. Hanson served as a member of the Technical Subcommittee to the British Columbia Securities Commission and the Vancouver Stock Exchange. In June 2000, Mr. Hanson became a director of TriLateral Venture Corporation, a reporting issuer in Ontario that trades in the over-the-counter market. Mr. Hanson is also a director of: Zena Capital Corp., a capital pool company listed on the TSX Venture Exchange.

Michael S. Weingarten is a Director of the Company. In 1999, as the President and controlling shareholder of Business Supplies Are Us Inc. (“BSRU”), he successfully completed the reverse take-over of a capital pool company, Balmoral Capital Corp., and listed the company on the TSX Venture Exchange (formerly the Canadian Venture Exchange). The public company, traded on the TSX Venture Exchange and AMEX, now named Commercial Consolidators Corp. His achievements to date which attribute to his success include being a founding majority shareholder of BSRU; founder and President of Complete Telemanagement Services Inc., the major hybrid channel for AT&T Canada with regard to local Centrex resale, bundled with long distance services; Director of Operations for Preferred Telemanagement, a reseller of Centrex local lines and owner and President of Isoceles Telephone Corp. Mr. Weingarten also is a director of Tri-Lateral Venture Corporation, a reporting issuer in Ontario that trades in the over-the-counter market. Mr. Weingarten is also a director of Zena Capital Corp., a capital pool company listed on the TSX Venture Exchange.

The Directors have served in their respective capacities since their election and/or appointment and will serve until the next Annual General Meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles/By-Laws of the Company.

The Executive Officers serve at the pleasure of the Board of Directors.

Despite the Company’s executive officers spending material portions of their time on businesses other than the Company, the Company believes that they devote sufficient time to the Company to properly carry out their duties.

No Director and/or Executive Officer has been the subject of any order, judgment, or decree of any governmental agency or administrator or of any court or competent jurisdiction, revoking or suspending for cause any license, permit or other authority of such person or of any corporation of which he is a Director and/or Executive Officer, to engage in the securities business or in the sale of a particular security or temporarily or permanently restraining or enjoining any such person or any corporation of which he is an officer or director from engaging in or continuing any conduct, practice, or employment in connection with the purchase or sale of securities, or convicting such person of any felony or misdemeanor involving a security or any aspect of the securities business or of theft or of any felony.

Kevin R. Hanson and Brian A. Hanson are brothers. There are no other family relationships between any two or more Directors or Executive Officers.

There are no arrangements or understandings between any two or more Directors or Executive Officers, pursuant to which he was selected as a Director or Executive Officer.

6.B. Compensation

Cash Compensation. Total compensation accrued and/or paid (directly and/or indirectly) to all Directors/Senior Management during Fiscal 2002 ended 4/30/2002 was $nil.

No payments have been made, directly or indirectly, nor will they be made until the completion of the Qualifying Transaction, by the Company to the Directors and officers of the Company or any parties related to them other than for re-imbursement for reasonable expenses for office supplies, office rent, related utilities, equipment leases and certain legal/accounting services and for reimbursement for reasonable out-of-pocket expenses incurred in pursuing the business of the Company. Refer to ITEM #7.

Director Compensation. The Company has no formal plan for compensating its Directors for their service in their capacity as Directors. Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of the Board of Directors. The Board of Directors may award special remuneration to any Director undertaking any special services on behalf of the Company other than services ordinarily required of a Director. Other than indicated below no Director received any compensation for his services as a Director, including committee participation and/or special assignments.

Stock Options. The Company grants stock options to Directors, Senior Management and employees; refer to ITEM #6.E., "Share Ownership".

Change of Control Remuneration. The Company has no plans or arrangements in respect of remuneration received or that may be received by Executive Officers of the Company in Fiscal 2003 to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control, where the value of such compensation exceeds US$60,000 per Executive Officer.

Other Compensation. No Executive Officer/Director received “other compensation” in excess of the lesser of US$25,000 or 10% of such officer's cash compensation, and all Executive Officers/Directors as a group did not receive other compensation which exceeded US$25,000 times the number of persons in the group or 10% of the compensation.

Bonus/Profit Sharing/Non-Cash Compensation. Except for the stock option program discussed in ITEM #6.E., the Company has no material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to the Company's Directors or Executive Officers.

Pension/Retirement Benefits. No funds were set aside or accrued by the Company during Fiscal 2002 to provide pension, retirement or similar benefits for Directors or Executive Officers.

6.C. Board Practices

6.C.1. Terms of Office. Refer to ITEM 6.A.1.

6.C.2. Directors’ Service Contracts. --- Not Applicable ---

6.C.3. Board of Director Committees.

The Company has only an Audit Committee, which recommends to the Board of Directors the engagement of the independent auditors of the Company and reviews with the independent auditors the scope and results of the Company’s audits, the Company’s internal accounting controls, and the professional services furnished by the independent auditors to the Company. The current members of the Audit Committee are: Terry M. Amisano, Kevin R. Hanson, and Michael S. Weingarten. The Audit Committee met once during Fiscal 2002 and has met once during Fiscal 2003-to-date.

6.D. Employees

As of 12/31/2002, the Company had two employees, representing the two Senior Management. As of 4/30/2002, 4/30/2001 and 12/31/2000, there were two, two and two employees (including the Senior Management), respectively. None of the Company's employees are covered by collective bargaining agreements.

6.E. Share Ownership

Table No. 4 lists, as of 12/31/2002, Directors and Executive Officers who beneficially own the Company's voting securities and the amount of the Company's voting securities owned by the Directors and Executive Officers as a group. Table No. 7 also includes data on Greg Burnett and Alan Crawford, the only other persons/companies where the Company is aware that a shareholder has 5% or greater beneficial interest in the Company’s securities.

Table No. 4
Shareholdings of Directors and Executive Officers
Shareholdings of 5% Shareholders

Title		Amount and Nature	Percent
of		of Beneficial	of
Class	Name of Beneficial Owner	Ownership	Class #

Common	Kevin R. Hanson (1)	645,000	15.1%
Common	Terry M. Amisano (2)	547,500	13.1%
Common	Michael S. Weingarten (3)	547,500	13.1%
Common	Greg Burnett (4)	450,000	11.0%
Common	Alan Crawford (4)	450,000	11.0%
Common	Brian A. Hanson (5)	12,000	0.3%
Total Directors/Officers		2,652,000	64.9%

(1)	195,000 represent currently exercisable stock options.
450,000  shares are escrowed and contingently cancelable where release is controlled by Canadian regulatory authorities
Excludes 120,000 shares owned by members of his family (other than Brian Hanson) where he disavows beneficial interest and does not have voting or disposition control.

(2)	97,500 represent currently exercisable stock options.
450,000  shares are escrowed and contingently cancelable where release is controlled by Canadian regulatory authorities
Excludes 200,000 shares owned by members of his family, where he disavows beneficial interest and does not have voting or disposition control.

(3)	97,500 represent currently exercisable stock options. 450,000 shares are escrowed and contingently cancelable where release is controlled by Canadian regulatory authorities

(4)	450,000 shares are escrowed and contingently cancelable where release is controlled by Canadian regulatory authorities

(5)

10,000    represent currently exercisable stock options.
2,000      shares are escrowed and contingently cancelable where
               release is controlled by Canadian regulatory authorities
Excludes 120,000 shares owned by members of his family (excluding Kevin Hanson), where he disavows beneficial interest and does not have voting or disposition control.

#	Based on 4,087,500 shares outstanding as of 12/31/2002 and stock options held by each beneficial holder exercisable within sixty days.

Stock Options. The terms of incentive options granted by the Company are done in accordance with the rules and policies of the TSX Venture Exchange, including the number of common shares under option, the exercise price and expiry date of such options, and any amendments thereto. The Company has no formal written stock option plan.

Such “terms and conditions”, including the pricing of the options, expiry and the eligibility of personnel for such stock options; and are described below.

The principal purposes of the Company’s stock option program are to (a) promote a proprietary interest in the Company among the officers, directors and employees of the Company and its affiliates, (b) retain and attract the qualified officers, directors and employees the Company requires, (c) provide a long-term incentive element in overall compensation, and (d) promote the long-term profitability of the Company.

The TSX Venture Exchange policy in respect of incentive stock options provides that shareholder approval is not required if the aggregate number of common shares that may be reserved for issuance pursuant to incentive stock options does not exceed 10% of the issued common shares of the Company, 5% to any one individual and 2% to any consultant at the time of granting.

Shareholder approval of the grant of incentive stock options is required pursuant to the rules of the TSX Venture Exchange where the grant will result in the Company having options outstanding which, in aggregate, are exercisable to acquire over 10% (to a maximum of 20%) of the outstanding common shares of the Company.

In addition, disinterested shareholders (all shareholders excluding insiders and associates of insiders) approval is required pursuant to the rules of the TSX Venture Exchange where:

(a)	grant of incentive stock options could result at any time in:
	(i)	the Company having options outstanding to insiders which, in aggregate, are exercisable to acquire over 10% of the outstanding common shares of the Company; or
	(ii)	the issuance to insiders, within a one year period, of common shares which, in aggregate, exceed 10% of the outstanding common shares of the Company; or
	(iii)	the issuance to any one insider and such insider's associates, within a one year period, of common shares which, in aggregate, exceed 5% of the outstanding common shares of the Company; or
	(iv)	the issuance to any consultant of common shares which, in aggregate, exceed 2% of the outstanding common shares of the Company; or
(b)	the Company is proposing to decrease the exercise price of stock options held by any insiders.

The program authorizes the Board, or a committee thereof, to grant stock options from time to time to officers, directors and employees of the Company and its affiliates.

Under the program, stock options are non-assignable and may be granted for a term not exceeding ten years. The exercise price of a stock option may not be lower than the closing price of the common shares on the TSX Venture Exchange on the business day immediately preceding the date the Option is granted. If an optionee ceases to be an officer, director or employee of the Company other than by reason of the death of such optionee, any outstanding stock option held by such optionee will expire one month after the date of termination of service, or such later date as the Board may determine. In the event of the death of an optionee, any outstanding stock option held by the optionee will be exercisable by such optionee’s representatives for a period of twelve months after such death.

No stock option granted under the stock option program is transferable by the optionee other than by will or the laws of descent and distribution, and each stock option is exercisable during the lifetime of the optionee only by such optionee.

The Board, in certain events, as to exercise price and number of Common Shares, to prevent dilution or enlargement, may adjust outstanding stock options.

Although the Company has the right to create a multi-year vesting schedule, all existing granted stock options were vested upon granting.

The names and titles of the Directors/Executive Officers of the Company to whom outstanding stock options have been granted and the number of common shares subject to such options are set forth in Table No. 5 as of 12/31/2002, as well as the number of options granted to Directors and all employees as a group.

Table No. 5
Stock Options Outstanding

	Number of Shares of	CDN$
	Common	Exer.	Grant	Expir’n
Name	Stock	Price	Date	Date

Kevin R. Hanson (1)	195,000	$0.15	4/27/01	8/01/06
Terry M. Amisano (2)	97,500	$0.15	4/27/01	8/01/06
Michael S. Weingarten (3)	97,500	$0.15	4/27/01	8/01/06
Brian A. Hanson (4)	10,000	$0.15	4/27/01	8/01/06
Total Officers/Directors	400,000
Total Employees/Consultants	0
Total Officers/Directors/Employees	400,000

Agent Stock Purchase Options. The Company granted the Agent in the initial public offering options to purchase up to 175,000 common shares of the Company, at any time up to the close of business 18 months from the day the Company’s common shares were listed for trading on the TSX Venture Exchange, at a price of $0.15 per share. 87,500 of these options were exercised 9/26/2001. At 12/31/2002, there were 87,500 “agent share purchase options” outstanding entitling the agent the right to purchase 87,500 common shares at $0.15 per share until 2/27/2003

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders.

7.A.1.a. Holdings By Major Shareholders.

Refer to ITEM #6.E. and Table No. 7.

7.A.1.b. Significant Changes in Major Shareholders’ Holdings.

There have been no changes in the holdings of the major shareholders since their purchases of 450,000 shares each in March 2000.

7.A.1.c. Different Voting Rights. The Company’s major shareholders do not have different voting rights.

7.A.2. Canadian Share Ownership. The Company's common shares are issued in registered form and the following information is taken from the records of Pacific Corporate Trust Company (located in Vancouver, British Columbia, Canada), the registrar and transfer agent for the common shares.

On 9/6/2002, the shareholders' list for the Company's common shares showed 8 registered shareholders and 4,087,500 shares issued and outstanding. All these shareholders were Canadian residents.

The Company has researched the indirect holding by depository institutions and other financial institutions and estimates that there are no "holders of record" resident in the United States.

Based on this research and other research into the indirect holdings of other financial institutions, the Company believes that it has in excess of 300 beneficial owners of its common shares.

7.A.3. Control of Company. The Company is a publicly-owned Canadian corporation, the shares of which are owned by U.S. residents, Canadian residents and other foreign residents. The Company is not controlled by any foreign government or other person(s) except as described in ITEM #4.A., “History and Development of the Company”, and ITEM #6.E., “Share Ownership”.

7.A.4. Change of Control of Company Arrangements.

--– No Disclosure Necessary –--

7.B. Related Party Transactions

Shared Office

The Company’s executive offices are located in facilities shared with Amisano Hanson, Chartered Accountants. Terry Amisano and Kevin Hanson are principles of Amisano Hanson, Chartered Accountants. The Company paid $nil, $nil, and $6,000 in rent/office equipment rental to Amisano Hanson during Fiscal 2000, Fiscal 2001 and the Fiscal 2002, respectively. The Company also paid $2,000 for office supplies and $4,000 for equipment rental during Fiscal 2002.

Accounting Fees

The Company has paid accounting fees of $13,292 to Amisano Hanson during Fiscal 2002 Ended 4/30/2002.

Other than as disclosed above, there have been no transactions since 2/8/2000, or proposed transactions, which have materially affected or will materially affect the Company in which any director, executive officer, or beneficial holder of more than 10% of the outstanding common stock, or any of their respective relatives, spouses, associates or affiliates has had or will have any direct or material indirect interest. Management believes the transactions referenced above were on terms at least as favorable to the Company as the Company could have obtained from unaffiliated parties.

7.C. Interests of Experts and Counsel

--- No Disclosure Necessary ---

ITEM 8. FINANCIAL INFORMATION

8.A. Consolidated Statements and Other Financial Information

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP, except as discussed in footnotes to the financial statements.

The financial statements as required under ITEM #17 are attached hereto and found immediately following the text of this Annual Report. The audit report of Morgan & Company, independent Chartered Accountants, are included herein immediately preceding the financial statements and schedules.

Audited Financial Statements
for Fiscal 2002 Ended April 30th
     Fiscal 2001 Ended April 30th
     Cumulative from Incorporation

8.A.7. Legal/Arbitration Proceedings

The Directors and the management of the Company know of no material, active or pending, legal proceedings against them; nor is the Company involved as a plaintiff in any material proceeding or pending litigation.

The Directors and the management of the Company know of no active or pending proceedings against anyone that might materially adversely affect an interest of the Company.

8.B. Significant Changes

Other than disclosed in this Annual Report, there have been no significant change has occurred since the date of the annual financial statements, and/or since the date of the most recent interim financial statements.

ITEM 9. THE OFFER AND LISTING

9.A.4. Common Share Trading Information

The Company's common shares began trading on the TSX Venture Exchange (formerly the Canadian Venture Stock Exchange) in Toronto, Ontario, Canada, on 8/27/2001. The stock symbol is “BKC”. The CUSIP number is #111718-10-2.

Table No. 6 lists the volume of trading and high, low and closing sales prices on the Canadian Venture Exchange for the Company's common shares for the last eight months, last five fiscal quarters, and the last fiscal year. Trading has been voluntarily halted since 9/3/2002 pending the Company’s proposed completion of the acquisition of Cyberhand (refer to ITEM #4).

Table No. 6
TSX Venture Exchange
Common Shares Trading Activity

			- Sales -
Period			Canadian Dollars
Ended	Volume	High	Low	Closing

Monthly
12/31/2002	nil	$-----	$-----	$-----
11/30/2002	nil	$-----	$-----	$-----
10/31/2002	nil	$-----	$-----	$-----
9/30/2002	nil	$0.26	$0.26	$0.26
8/31/2002	33,000	$0.30	$0.25	$0.25
7/31/2002	2,000	$0.30	$0.29	$0.29
6/30/2002	nil	$0.30	$0.29	$0.29
5/31/2002	2,000	$0.30	$0.28	$0.29
Quarterly
10/31/2002	33,000	$0.30	$0.26	$0.26
7/31/2002	4,000	$0.30	$0.28	$0.29
4/30/2002	15,500	$0.30	$0.27	$0.29
1/31/2002	108,500	$0.40	$0.27	$0.28
10/31/2001	1,951,000	$0.32	$0.15	$0.26
Yearly
4/30/2002	2,075,000	$0.40	$0.15	$0.29

The TSX Venture Exchange

The TSX Venture Exchange is a result of the acquisition by the Toronto Stock Exchange of the Canadian Venture Exchange (“CDNX”) from its member firms on 8/1/2001. The CDNX resulted from the merger between the Vancouver Stock Exchange and the Alberta Stock Exchange that took place on 11/29/1999, to form the CDNX. The TSX Venture Exchange currently operates as a complementary but independent exchange from its parent, the Toronto Stock Exchange.

The initial roster of the CDNX was made up of venture companies previously listed on the Vancouver Stock Exchange or the Alberta Stock Exchange and later incorporated junior listings from the Montreal Stock Exchange, the Winnipeg Stock Exchange, and the CDN Over-The-Counter Market. The TSX Venture Exchange is a venture market as compared to the TSX Stock Exchange that is Canada’s senior market and the Montreal Exchange that is Canada’s market for derivatives products.

The TSX Venture Exchange currently has five service centers: Calgary, Toronto, Vancouver, Winnipeg and Montreal. These service centers provide corporate finance, surveillance and marketing expertise. The corporate office for the TSX Venture Exchange is located in Calgary and the operations office is located in Vancouver.

The TSX Venture Exchange is a self-regulating organization owned and operated by the Toronto Stock Exchange, which in turn is owned by its member brokerage firms. It is governed by representatives of member firms and the public.

Organizationally, the TSX Venture Exchange is comprised of seven business areas: Corporate Finance Services, Trading Services and Market Information Services, Compliance, Marketing, Technology, Corporate Affairs and Human Resources.

The TSX Venture Exchange acts as a business link between TSX members, listed companies and investors. TSX Venture Exchange policies and procedures are designed to accommodate companies still in their formative stages and recognize those that are more established. Listings are predominately small and medium sized companies.

Post-trade monitoring of market activity occurs in the market surveillance department. Sophisticated software analyses trade data from TRADETSX to detect possible market improprieties. A variety of surveillance and investigative tools allow the TSX Venture Exchange to perform electronic market monitoring and trade reviews.

The surveillance department is also responsible for monitoring and reviewing listed company activities and detecting breaches of the listing policies or the listing agreement. Market surveillance and listed company surveillance activities are closely coordinated.

Enforcement action taken by the surveillance department may include the following:

1)	forcing companies to correct misleading or inaccurate disclosure which includes new releases or internet postings:
2)	requiring the resignation of unacceptable directors and officers;
3)	requiring cancellation and return shares to treasury;
4)	requiring undertakings from directors and officers that they will ensure compliance with the listing agreement and listings policies in the future;
5)	requiring the termination of unacceptable investor relations services;
6)	halting and suspending trading in the shares of companies;
7)	de-listing companies that have contravened exchange by-laws, rules or policies.

The market surveillance department issues TSX notices to inform the public of halts, suspensions, de-lists and other enforcement actions. All TSX notices can be found on the TSX website or INFOTSX. In the public interest, trading halts or suspensions are maintained until the surveillance department is satisfied that there is adequate disclosure of the company’s affairs and a level playing field for investors.

In addition to market surveillance, the TSX Venture Exchange’s compliance department is comprised of an investigative services team that conducts investigations into alleged violations of securities trading. The TSX Venture Exchange Conduct Review Committee determines whether a case for discipline exists. Disciplinary cases either result in a settlement reached between TSX Venture Exchange and the respondent or they proceed to a disciplinary hearing. The public can attend disciplinary hearings, view the exhibits filed and obtain copies of the decisions issued by the panel. If the hearing panel’s decision is not acceptable to either TSX Venture Exchange or the respondent, an appeal process may be initiated.

Investors in Canada are protected by the Canadian Investor Protection Fund (“CIPF”). The CIPF is a private trust fund established to protect customers in the event of the insolvency of a member of any of the following self-regulatory organizations: the TSX Venture Exchange; the Montreal Exchange; the Toronto Stock Exchange; the Toronto Futures Exchange; and the Investment Dealers Association of Canada.

Post-trade monitoring of market activity occurs in the market surveillance department. Sophisticated software analyses trade data from TRADETSX to detect possible market improprieties. A variety of surveillance and investigative tools allow the TSX Venture Exchange to perform electronic market monitoring and trade reviews.

The surveillance department is also responsible for monitoring and reviewing listed company activities and detecting breaches of the listing policies or the listing agreement. Market surveillance and listed company surveillance activities are closely coordinated.

9.B. Plan of Distributions

--- Not Applicable ---

9.C. Stock Exchanges Identified

The common shares trade on the TSX Venture Exchange.
Refer to ITEM #9.A.4.

ITEM 10. ADDITIONAL INFORMATION

10.A. Share Capital

--- Not Applicable ---

10.B. Memorandum and Articles of Association

Objects and Purposes

The Articles of Incorporation place no restrictions upon the type of business that the Company may engage in.

Disclosure of Interest of Directors,
Part 16 of the Articles

16.1. A director who is, in any way, directly or indirectly, interested in a proposed contract or transaction with the company shall be counted in the quorum at any meeting of the directors at which the proposed contract or transaction is approved.

16.2. A director may hold any office or place of profit with the company, other than the office of auditor of the company, in conjunction with his office of director for such period and on such terms, as to remuneration or otherwise, as the directors may determine and no director or intended director shall be disqualified by his office from contracting with the company either with regard to his tenure of any such other office or place of profit or as vendor, purchaser or otherwise, and, subject to compliance with the provisions of the Company Ace, no contract or transaction entered into by or on behalf of the company in which a director is in any way interested shall be liable to be voided by reason thereof.

16.3. Subject to compliance with the provisions of the Company Act, a director or his firm may act in a professional capacity for the company and he or his firm shall be entitled to remuneration for professional services as if he were not a director.

16.4. A director may be or become a director or other officer or employee of; or otherwise interested in, any other corporation or firm, whether or not the company is interested therein as a shareholder or otherwise, and, subject to compliance with the provisions of the Company Act, such director shall not be accountable to the company for any remuneration or other benefits received by him as a director, officer or employee of or from his interest in, such other corporation or firm.

Powers and Duties of Directors
Remuneration of Directors
Part 15 of the Articles

15.1. The directors shall manage or supervise the management of the affairs and business of the company and shall have the authority to exercise all such powers of the company as are not, by the Company Act or by the memorandum or these articles, required to be exercised by the company in general meeting.

15.2. The directors may from time to time, by power of attorney, appoint any person to be the attorney of the company for such purposes, and with such powers, authorities and discretion (not exceeding those vested in or exercisable by the directors under these articles and excepting the powers of the directors relating to the constitution of the Board and of any of its committees and the appointment or removal of officers and the power to declare dividends) and for such period, with such remuneration and subject to such conditions as the directors may think fit, and any such appointment may be made in favor of any of the directors or any of the members of the company or in favor of any corporation, or of any of the members, directors, nominees or managers of any corporation, firm or joint venture and any such power of attorney may contain such provisions for the protection or convenience of persons dealing with such attorney as the directors think fit. Any such attorney may be authorized by the directors to sub-delegate all or any of the powers, authorities and discretion for the time being vested in him.

Borrowing Powers of Directors,
Part 8 of the Articles

8.1. The directors may from time to time authorize the company to:

(a)	borrow money in such manner and amount, on such security, from such sources and upon such terms and conditions as they in their absolute discretion think fit;
(b)	issue bonds, debentures, and other debt obligations either outright or as security for any liability or obligation of the company or any other person; and
(c)	mortgage, charge, whether by way of specific or floating charge, or give other security on the undertaking, or on the whole or any part of the property and assets of the company, both present and future.

8.2. Any bonds, debentures or other debt obligations of the company may be issued at a discount, premium or otherwise, and with any special privileges as to redemption, surrender, drawing, allotment of or conversion into or exchange for shares or other securities, attending and voting at general meetings of the company, appointment of directors or otherwise and may by their terms be assignable free from any equities between the company and the person to whom they were issued or any subsequent holder thereof, all as the directors may determine.

8.3. The Company may keep or cause to be kept one or more branch registers of its debenture-holders at such place or places as the directors may from time to time determine.

8.4. A bond, debenture or other debt obligation which contains printed or otherwise mechanically reproduced signatures, as may be permitted by the Company Act, is as valid as if signed manually notwithstanding that any person whose signature is so printed or mechanically reproduced shall have ceased to hold the office that he is stated on such bond, debenture or other debt obligation to hold at the date of the issue thereof.

Remuneration of Directors
Part 13.2 of the Articles

13.2. The remuneration of the directors as such may from time to time be determined by the directors or if the directors shall so decide, by the members. Such remuneration may be in addition to any salary or other remuneration paid to any officer or employee of the company as such who is also a director. The directors shall be repaid such reasonable traveling, hotel and other expenses as they incur in and about the business of the company and if any director shall perform any professional or other services for the company that in the opinion of the directors are outside the ordinary duties of a director or shall otherwise be specially occupied in or about the Company's business, he may be paid a remuneration to be fixed by the Board, or, at the option of such director, by the company in general meeting, and such remuneration may be either in addition to, or in substitution for any other remuneration that he may be entitled to receive. The directors on behalf of the company. unless otherwise determined by ordinary resolution, may pay a gratuity, pension or allowance on retirement to any director who has held any salaried office or place of profit with the company or to his spouse or dependants and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance.

Required Ownership of Capital by Directors
Part 13.3 of the Articles

13.3. A director shall not be required to hold a share in the capital of the company as qualification for his directorship.

Dividend Rights
Part 21 of the Articles

21.1 The directors may from time to time declare and authorize payment of such dividends, if any, as they may deem advisable and need not give notice of such declaration to any member. No dividend shall be paid otherwise than out of funds or assets properly available for the payment of dividends and a declaration by the directors as to the amount of such funds or assets available for dividends shall be conclusive. The company may pay any such dividend wholly or in part by the distribution of specific assets and in particular by paid up shares, bonds, debentures or other securities of the company or any other corporation or in any one or more such way as may be authorized by the company or the directors. Where any difficulty arises with regard to such a distribution, the directors may settle the same as they think expedient, and in particular may fix the value for distribution of such specific assets or any part thereof, and may determine that cash payments, in substitution for all or any part of the specific assets to which any members may otherwise be entitled, shall be made to any members on the basis of the value so fixed in order to adjust the right of all panics and may vest any such specific assets in trustees for the persons entitled to the dividend as may seem expedient to the directors.

21.2. Any dividend declared on shares of any class by the directors maybe made payable on such dare as is fixed by the directors.

21.3. Subject to the rights of members, if any, holding shares with specific rights as to dividends, all dividends on shares of any class shall be declared and paid according to the number of such shares held.

21.4. The directors may, before declaring any dividend, set aside out of hinds properly available for the payment of dividends such sums as they think proper as a reserve or reserves, which shall, at the discretion of the directors, be applicable for meeting contingencies, or for equalizing dividends, or for any other purpose to which such funds of the company may be properly applied, and pending such application may, at the like discretion, either be employed in the business of the company or be invested in such investments as the directors may from time to time think fit The directors may also, without placing the same in reserve, carry forward such funds as they consider prudent not to divide.

21.5. If several persons are registered as joint holders of any share, any one of them may give an effective receipt for any dividend, bonus or other monies payable in respect of the share.

21.6. No dividend shall bear interest against the company. where the dividend to which a member is entitled includes a fraction of a cent, such fraction shall be disregarded in making payment thereof and such payment shall be deemed to be payment in full.

21.7. Any dividend, bonus or other monies payable in cash in respect of shares may be paid by check or warrant sent through the post directed to the registered address of the holder, or in the case of joint holders, to the registered address of that one of the joint holders who is first named on the register of members, or to such person and to such address as the holder or joint holders may direct in writing. Every such check or warrant shall be made payable to the order of the person to whom it is sent. The mailing of such check or warrant shall, to the extent of the sum represented thereby, plus the amount of any tax required by law to he deducted, discharge all liability for the dividend, unless such check or warrant shall not be paid on presentation or the amount of tax so deducted shall not be paid to the appropriate taxing authority.

21.8. Notwithstanding anything contained in these articles, the directors may from time to time capitalize any undistributed surplus on hand of the company and may from time to time issue as fully paid arid non-assessable any unissued shares, or any bonds, debentures or debt obligations of the company as dividend representing such undistributed surplus on hand or any part thereof.

Special Rights, Privileges, Restrictions and Conditions
Attaching to Each Class of Shares

(a) Repayment of Capital. On the winding-up, liquidation or dissolution of the Company or upon the happening of any other event giving rise to a distribution of the Company’s assets other than by way of dividend amongst its shareholders for the purposes of winding-up its affairs, subject to any rights, privileges, restrictions and conditions which may have been determined by the Directors to attach to any series of Preferred Shares, holders of all shares shall be entitled to participate pari passu.

(b) Voting Rights and Restrictions of Common Shares. At all meetings of shareholders of the Company, each holder of common shares shall be entitles to one vote for each common share held.

(c) Rights/Privileges, Restrictions/Conditions.

i.	Shareholders have no specified rights to share in the profits of the Company and there are no sinking fund provisions or shareholder liability to further capital calls by the Company.
ii.	There are no provisions discriminating against any existing or prospective holder of securities as a result of such shareholder owning a substantial number of shares.
iii.	The rights of holders of the Company’s stock can only be altered by a Special Shareholders’ meeting.
iv.	Rules pertaining to annual general meetings and extraordinary general meetings of shareholders are described in Section Ten of the Company’s By-Laws. These rules are summarized as follows:
v.	The annual meeting of shareholders shall be held at such time in each year at such place as the board, the chairman of the board, the managing director or the president may from time to time determine, for the purpose of considering the financial statements and reports required by the British Columbia Company Act to be placed before the annual meeting, electing directors if required, appointing auditors if required and transacting such other business as may properly be brought before the meeting. Meetings of the shareholders shall be held at the registered office of the Company or elsewhere in the municipality in which the registered office is situated or, if the board shall so determine, at some other place in British Columbia. The board, the chairman of the board or the president shall have power to call a special meeting of the shareholders at any time.
vi.	There are no limitations on the rights to own securities.
vii.	There are no provisions of the Company’s articles of association, charter or bylaws that would have an effect of delaying, deferring or preventing a change in control of the Company and that would operate only with respect to a merger, acquisition or corporate restructuring involving the Company.
viii.	Although not expressly enumerated in the Articles, pursuant to Canadian regulations, shareholder ownership must be disclosed by any shareholder who owns more than 10% of the Company’s common stock.

Other Issues

Neither the Company’s memorandum/articles/by-laws nor British Columbia law permit: staggered terms for Directors; cumulative voting; shareholder approval of corporate matter by written consent; the adoption of various “poison pill” measures precluding shareholders from realizing a potential premium over the market value of their shares. Neither the Company’s memorandum/articles/bylaws nor British Columbia law require retirement or non-retirement of directors under an age limit requirement.

10.C. Material Contracts
a.    Escrow Agreement, dated 3/16/2000

10.D. Exchange Controls

Except as discussed in ITEM #10.E., the Company is not aware of any Canadian federal or provincial laws, decrees, or regulations that restrict the export or import of capital, including foreign exchange controls, or that affect the remittance of dividends, interest or other payments to non-Canadian holders of the common shares. The Company is not aware of any limitations on the right of non-Canadian owners to hold or vote the common shares imposed by Canadian federal or provincial law or by the charter or other constituent documents of the Company.

Canada has no system of exchange controls. There are no exchange restrictions on borrowing from foreign countries nor on the remittance of dividends, interest, royalties and similar payments, management fees, loan repayments, settlement of trade debts, or the repatriation of capital. Any such remittances to US residents, however, may be subject to a withholding tax pursuant to the Canadian Income Tax Act as modified by the reciprocal tax treaty between Canada and the United States. See “Item 10 E, Taxation”.

The Investment Canada Act (the “Act”), enacted on 6/20/1985, requires prior notification to the Government of Canada on the “acquisition of control” of Canadian businesses by non-Canadians, as defined in the Act. Certain acquisitions of control, discussed below, are reviewed by the Government of Canada. The term “acquisition of control” is defined as any one or more non-Canadian persons acquiring all or substantially all of the assets used in the Canadian business, or the acquisition of the voting shares of a Canadian corporation carrying on the Canadian business or the acquisition of the voting interests of an entity controlling or carrying on the Canadian business. The acquisition of the majority of the outstanding shares is deemed to be an “acquisition of control” of a corporation. The acquisition of less than a majority, but one-third or more, of the voting shares of a corporation is presumed to be an “acquisition of control” of a corporation unless it can be established that the purchaser will not control the corporation.

Investments requiring notification and review are all direct acquisitions of Canadian businesses with assets of CDN$5,000,000 or more (subject to the comments below on WTO investors), and all indirect acquisitions of Canadian businesses (subject to the comments below on WTO investors) with assets of more than CDN$50,000,000 or with assets of between CDN$5,000,000 and CDN$50,000,000 which represent more than 50% of the value of the total international transaction. In addition, specific acquisitions or new businesses in designated types of business activities related to Canada’s cultural heritage or national identity could be reviewed if the Government of Canada considers that it is in the public interest to do so.

The Act was amended with the implementation of the Agreement establishing the World Trade Organization (“WTO”) to provide for special review thresholds for “WTO investors”, as defined in the Act. “WTO investor” generally means (i) an individual, other than a Canadian, who is a national or a WTO member (such as, for example, the United States), or who has the right of permanent residence in relation to that WTO member, (ii) governments of WTO members, and (iii) entities that are not Canadian controlled, but which are WTO investor controlled, as determined by rules specified in the Act. The special review thresholds for WTO investors do not apply, and the general rules described above do apply, to the acquisition of control of certain types of businesses specified in the Act, including a business that is a “cultural business”. If the WTO investor rules apply, an investment in the shares of the Company by or from a WTO investor will be reviewable only if it is an investment to acquire control of the Company and the value of the assets of the Company is equal to or greater than a specified amount (the “WTO Review Threshold”). The WTO Review Threshold is adjusted annually by a formula relating to increases in the nominal gross domestic product of Canada. The 2002 WTO Review Threshold is CDN$209,000,000.

If any non-Canadian, whether or not a WTO investor, acquires control of the Company by the acquisition of shares, but the transaction is not reviewable as described above, the non-Canadian is required to notify the Canadian government and to provide certain basic information relating to the investment. A non-Canadian, whether or not a WTO investor, is also required to provide a notice to the government on the establishment of a new Canadian business. If the business of the Company is then a prescribed type of business activity related to Canada’s cultural heritage or national identity, and if the Canadian government considers it to be in the public interest to do so, then the Canadian government may give notice in writing within 21 days requiring the investment to be reviewed.

For non-Canadians (other than WTO investors), an indirect acquisition of control, by the acquisition of voting interests of an entity that directly or indirectly controls the Company, is reviewable if the value of the assets of the Company is then CDN$50,000,000 or more. If the WTO investor rules apply, then this requirement does not apply to a WTO investor, or to a person acquiring the entity from a WTO investor. Special rules specified in the Act apply if the value of the assets of the Company is more than 50% of the value of the entity so acquired. By these special rules, if the non-Canadian (whether or not a WTO investor) is acquiring control of an entity that directly or indirectly controls the company, and the value of the assets of the Company and all other entities carrying on business in Canada, calculated in the manner provided in the Act and the regulations under the Act, is more than 50% of the value, calculated in the manner provided in the Act and the regulations under the Act, of the assets of all entities, the control of which is acquired, directly or indirectly, in the transition of which the acquisition of control of the Company forms a part, then the thresholds for a direct acquisition of control as discussed above will apply, that is, a WTO Review Threshold of CDN$209,000,000 (in 2002) for a WTO investor or a threshold of CDN$5,000,000 for a non-Canadian other than a WTO investor. If the value exceeds that level, then the transaction must be reviewed in the same manner as a direct acquisition of control by the purchase of shares of the Company.

If an investment is reviewable, an application for review in the form prescribed by the regulations is normally required to be filed with the Director appointed under the Act (the “Director”) prior to the investment taking place and the investment may not be consummated until the review has been completed. There are, however, certain exceptions. Applications concerning indirect acquisitions may be filed up to 30 days after the investment is consummated and applications concerning reviewable investments in culture-sensitive sectors are required upon receipt of a notice for review.

In addition, the Minister (a person designated as such under the Act) may permit an investment to be consummated prior to completion of the review, if he is satisfied that delay would cause undue hardship to the acquiror or jeopardize the operations of the Canadian business that is being acquired. The Director will submit the application to the Minister, together with any other information or written undertakings given by the acquiror and any representation submitted to the Director by a province that is likely to be significantly affected by the investment.

The Minister will then determine whether the investment is likely to be of net benefit to Canada, taking into account the information provided and having regard to certain factors of assessment where they are relevant. Some of the factors to be considered are (i) the effect of the investment on the level and nature of economic activity in Canada, including the effect on employment, on resource processing, and on the utilization of parts, components and services produced in Canada; (ii) the effect of the investment on exports from Canada; (iii) the degree and significance of participation by Canadians in the Canadian business and in any industry in Canada of which it forms a part; (iv) the effect of the investment on productivity, industrial efficiency, technological development, product innovation and product variety in Canada; (v) the effect of the investment on competition within any industry or industries in Canada; (vi) the compatibility of the investment with national industrial, economic and cultural policies; (vii) the compatibility of the investment with national industrial, economic and cultural policies taking into consideration industrial, economic and cultural objectives enunciated by the government or legislature of any province likely to be significantly affected by the investment; and (viii) the contribution of the investment to Canada's ability to compete in world markets.

The Act sets certain time limits for the Director and the Minister. Within 45 days after a completed application has been received, the Minister must notify the acquiror that (a) he is satisfied that the investment is likely to be of net benefit to Canada, or (b) he is unable to complete his review, in which case he shall have 30 additional days to complete his review (unless the acquiror agrees to a longer period), or (c) he is not satisfied that the investment is likely to be of net benefit to Canada.

Where the Minister has advised the acquiror that he is not satisfied that the investment is likely to be of net benefit to Canada, the acquiror has the right to make representations and submit undertakings within 30 days of the date of the notice (or any further period that is agreed upon between the acquiror and the Minister). On the expiration of the 30 day period (or the agreed extension), the Minister must quickly notify the acquiror (i) that he is now satisfied that the investment is likely to be of net benefit to Canada or (ii) that he is not satisfied that the investment is likely to be of net benefit to Canada. In the latter case, the acquiror may not proceed with the investment or, if the investment has already been consummated, must divest itself of control of the Canadian business.

The Act provides civil remedies for non-compliance with any provision. There are also criminal penalties for breach of confidentiality or providing false information.

10.E. Taxation

Canadian Federal Income Tax Considerations

The following summary discusses only the Canadian federal income tax considerations generally applicable to a holder (a "Holder") of one or more common shares of the Company who, for the purposes of the Income Tax Act (Canada) (the "Tax Act") is a non-resident of Canada who holds common shares as capital property. The summary deals with the provisions of the Tax Act in force on 12/31/1999. It does not discuss all the tax consequences that may be relevant to particular holders in light of their circumstances or to holders subject to special rules.

Dividends

A Holder will be subject to Canadian withholding tax ("Part XIII Tax") equal to 25%, or such lower rate as may be available under an applicable tax treaty, of the gross amount of any dividend paid or deemed to be paid on common shares. Under the Canada-U.S. Income Tax Convention (1980) as amended by the Protocols signed on 6/14/1983, 3/28/1984, 3/17/1995, and 7/29/1997 (the "Treaty"), the rate of Part XIII Tax applicable to a dividend on common shares paid to a Holder who is a resident of the United States and who is the beneficial owner of the dividend, is 5%. If the Holder is a company that owns at least 10% of the voting stock of the Company paying the dividend, and, in all other cases, the tax rate is 15% of the gross amount of the dividend. The Company will be required to withhold the applicable amount of Part XIII Tax from each dividend so paid and remit the withheld amount directly to the Receiver General for Canada for the account of the Holder.

Disposition of Common Shares

A Holder who disposes of a common share, including by deemed disposition on death, will not normally be subject to Canadian tax on any capital gain (or capital loss) thereby realized unless the common share constituted "taxable Canadian property" as defined by the Tax Act. Generally, a common share of a public corporation will not constitute taxable Canadian property of a Holder if the share is listed on a prescribed stock exchange unless the Holder or persons with whom the Holder did not deal at arm's length alone or together held or held options to acquire, at any time within the five years preceding the disposition, 25% or more of the shares of any class of the capital stock of the Company. The Canadian Venture Exchange is a prescribed stock exchange under the Tax Act. A Holder who is a resident of the United States and realizes a capital gain on a disposition of a common share that was taxable Canadian property will nevertheless, by virtue of the Treaty, generally be exempt from Canadian tax thereon unless (a) more than 50% of the value of the common shares is derived from, or from an interest in, Canadian real estate, including Canadian mineral resource properties, (b) the common share formed part of the business property of a permanent establishment that the Holder has or had in Canada within the 12 month period preceding the disposition, or (c) the Holder is an individual who (i) was a resident of Canada at any time during the 10 years immediately preceding the disposition, and for a total of 120 months during any period of 20 consecutive years, preceding the disposition, and (ii) owned the common share when he ceased to be resident in Canada.

A Holder who is subject to Canadian tax in respect of a capital gain realized on a disposition of a common share must include three quarters of the capital gain (taxable capital gain) in computing the Holder's taxable income earned in Canada. The Holder may, subject to certain limitations, deduct three-quarters of any capital loss (allowable capital loss) arising on a disposition of taxable Canadian property from taxable capital gains realized in the year of disposition in respect to taxable Canadian property and, to the extent not so deductible, from such taxable capital gains realized in any of the three preceding years or any subsequent year.

United States Taxation

For federal income tax purposes, an individual who is a citizen or resident of the United States or a domestic corporation ("U.S. Taxpayer") will recognize a gain or loss on the sale of the Company's common shares equal to the difference between the proceeds from such sale and the adjusted tax basis of the common shares. The gain or loss will be a capital gain or capital loss if the Company's common shares are a capital asset in the hands of the U.S. Taxpayer.

For federal income tax purposes, a U.S. Taxpayer will be required to include in gross income dividends received on the Company's common shares. A U.S. Taxpayer who pays Canadian tax on a dividend on common shares will be entitled, subject to certain limitations, to a credit (or alternatively, a deduction) against federal income tax liability. A domestic corporation that owns at least 10% of the voting shares should consult its tax advisor as to applicability of the deemed paid foreign tax credit with respect to dividends paid on the Company's common shares.

Under a number of circumstances, United States Investor acquiring shares of the Company may be required to file an information return with the Internal Revenue Service Center where they are required to file their tax returns with a duplicate copy to the Internal Revenue Service Center, Philadelphia, PA 19255. In particular, any United States Investor who becomes the owner, directly or indirectly, of 10% or more of the shares of the Company will be required to file such a return. Other filing requirements may apply.

10.F. Dividends and Paying Agents    --- Not Applicable ---

10.G. Statement by Experts    --- Not Applicable ---

10.H. Document on Display    --- No Disclosure Necessary ---

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

--- No Disclosure Necessary ---

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12.A. Debt Securities                         --- No Disclosure Necessary ---

12.B. Warrants and Rights                  --- No Disclosure Necessary ---

12.C. Other Securities                        --- No Disclosure Necessary ---

12.D. American Depository Shares      -- No Disclosure Necessary ---

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

--- No Disclosure Necessary ---

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY
HOLDERS AND USE OF PROCEEDS

--- No Disclosure Necessary ---

ITEM 15. CONTROLS AND PROCEDURES

Within the 90-day period prior to the filing of this report ("Date of Evaluation"), an evaluation was carried out under the supervision and with the participation of the Company's management, including the Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), of the effectiveness of our disclosure controls and procedures. Based on that evaluation, the CEO and CFO have concluded that the Company's disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

The Company's disclosure controls and procedures operate such that important information flows to appropriate collection and disclosure points in a timely manner and are effective to ensure that such information is accumulated and communicated to the Company's management, and made known to the Company's Chief Executive Officer and Chief Financial Officer, including the period when this Annual Report on Form 20-F was prepared, as appropriate to allow timely decision regarding the required disclosure.

There have been no significant changes in the Company's internal controls or the occurrence of events or other factors that could significantly affect these controls, subsequent to the Date of Evaluation. Nor have there been any corrective actions with regard to significant deficiencies or material weaknesses.

ITEM 16. RESERVED

PART III

ITEM 17. FINANCIAL STATEMENTS

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP, except as discussed in footnotes to the financial statements.

The financial statements as required under ITEM #17 are attached hereto and found immediately following the text of this Annual Report. The audit report of Morgan & Company, independent Chartered Accountants, are included herein immediately preceding the financial statements and schedules.

Audited Financial Statements

   Auditor's Report, dated 9/4/2002
   Balance Sheets at 4/30/2002 and 4/30/2001
   Statements of Operations
      for Fiscal Year ended 4/30/2002
      for Fiscal Year ended 4/30/2002
      Cumulative from Incorporation on 2/8/2000
   Statements of Cash Flows
      for Fiscal Year ended 4/30/2002
      for Fiscal Year ended 4/30/2002
      Cumulative from Incorporation on 2/8/2000
   Statements of Shareholders’ Equity
      Cumulative from Incorporation on 2/8/2000
   Notes to Financial Statements

ITEM 18. FINANCIAL STATEMENTS

The Company has elected to provide financial statements pursuant to ITEM #17.

ITEM 19. EXHIBITS

1.	Articles of Incorporation/Bylaws as currently in effect: Incorporated by reference to the Registration Statement as amended and Form 6-Ks.

2.	Instruments defining the rights of holders of equity or debt securities being registered. --- Refer to Exhibit No. 1 ---

3.	Voting Trust Agreements: No Disclosure Necessary

4.	Material Contracts: Incorporated by reference to the Registration Statement as amended and Form 6-Ks.

5.	Foreign Patents: No Disclosure Necessary
6.	Earnings Per Share Calculation: No Disclosure Necessary
7.	Ratio of Earnings To Fixed Charges: No Disclosure Necessary
8.	List of Subsidiaries: No Disclosure Necessary
9.	Statement Regarding Date of Financial Statements: --- No Disclosure Necessary ---

10.	Additional Exhibits: Incorporated by reference to the Registration Statement as amended and Form 6-Ks.

99.	Certifications
99.1   CEO Certificatio/n Accompanying Periodic Report
          Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
          (18 U.S.C. Section 1350)
99.2   CFO Certification Accompanying Periodic Report
          Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
(18 U.S.C. Section 1350)

BROCKTON CAPITAL CORP.

(A Development Stage Company)

REPORT AND FINANCIAL STATEMENTS

April 30, 2002

(Stated in Canadian Dollars)

AUDITORS' REPORT

To the Shareholders,
Brockton Capital Corp.
(A Development Stage Company)

We have audited the balance sheets of Brockton Capital Corp. (A Development Stage Company) as at April 30, 2002 and 2001 and the statements of operations, stockholders’ equity and cash flows for the years then ended and for the period February 8, 2000 (Date of Incorporation) to April 30, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian and United States of America generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at April 30, 2002 and 2001 and the results of its operations and its cash flows for the years then ended and for the period February 8, 2000 (Date of Incorporation) to April 30, 2002, in accordance with Canadian generally accepted accounting principles. As required by the British Columbia Company Act, we report that, in our opinion, these principles have been applied on a basis consistent with that of the preceding year.

Vancouver, Canada	“Morgan & Company”
September 4, 2002	Chartered Accountants

BROCKTON CAPITAL CORP.

(A Development Stage Company)
BALANCE SHEETS
April 30, 2002 and April 30, 2001
(Stated in Canadian Dollars)

	April 30,	April 30,
ASSETS	2002	2001
Current
Cash and cash equivalents	$344,515	$161,131
Accounts receivable	6,494	525

	351,009	161,656
Deferred finance charges	-	25,223

	$351,009	$186,879

LIABILITIES
Current
Accounts payable and accrued liabilities – Note 4	$11,693	$16,095

SHAREHOLDERS’ EQUITY
Share Capital – Note 3	371,592	168,750
Retained earnings (deficit)	(32,276)	2,034

	339,316	170,784

	$351,009	$186,879
Nature and Continuance of Operations – Note 1
Commitments – Note 3
Subsequent Event – Note 7

APPROVED BY THE DIRECTORS:

“Terry Amisano”	“Kevin Hanson”
______________________, Director	______________________, Director

SEE ACCOMPANYING NOTES

BROCKTON CAPITAL CORP.
(A Development Stage Company)
STATEMENTS OF OPERATIONS
for the years ended April 30, 2002 and 2001
and for the period from February 8, 2000 (Date of Incorporation) to April 30, 2002
(Stated in Canadian Dollars)

			February 8, 2000
			(Date of
	Years ended		Incorporation) to
	April 30,		April 30,
	2002	2001	2002
Administrative Expenses
Accounting, audit and legal – Note 4	$20,273	$2,250	$22,523
Consulting fees	6,600	-	6,600
Equipment rental – Note 4	4,000	-	4,000
Filing fees	35	360	395
Interest and bank charges	227	257	596
Office supplies – Note 4	2,000	-	2,000
Promotion	467	-	467
Rent – Note 4	6,000	-	6,000
Transfer agent fees	4,531	250	4,781
Travel	-	1,913	1,913

Loss before other item	(44,133)	(5,030)	(49,275)
Interest income	9,823	6,327	16,999

Net income (loss) for the year	$(34,310)	$1,297	$(32,276)

Basic and diluted loss per share	$(0.01)	$0.00

SEE ACCOMPANYING NOTES

BROCKTON CAPITAL CORP.
(A Development Stage Company)
STATEMENTS OF CASH FLOWS
for the years ended April 30, 2002 and 2001
and for the period from February 8, 2000 (Date of Incorporation) to April 30, 2002
(Stated in Canadian Dollars)

			February 8, 2000
			(Date of
	Years ended		Incorporation) to
	April 30,		April 30,
	2002	2001	2002
Operating Activities
Net income (loss) for the year	$(34,310)	$1,297	$(32,276)
Changes in non-cash working capital items
related to operations:
Accounts receivable	(5,969)	(525)	(6,494)
Accounts payable and accrued liabilities	(4,402)	16,095	11,693
Due to shareholders	-	(15,404)	-

Cash provided by (used in) operating activities	(44,681)	1,463	(27,077)

Financing Activities
Share issue costs	(47,560)	(21,723)	(72,783)
Proceeds from shares issued	275,625	168,750	444,375

Cash provided by financing activities	228,065	147,027	371,592

Increase in cash and cash equivalents during the
period	183,384	148,490	344,515

Cash and cash equivalents at the beginning of the
period	161,131	12,641	-

Cash and cash equivalents at the end of the
period	$344,515	$161,131	$344,515

Supplemental disclosure of cash flow
information:
Cash paid for:
Interest	$-	$-	$-

Income taxes	$-	$-	$-

Cash and cash equivalents consist of:
Cash	$19,515	$21,131	$19,515
Term deposits	325,000	140,000	325,000

	$344,515	$161,131	$344,515

SEE ACCOMPANYING NOTES

BROCKTON CAPITAL CORP.
(A Development Stage Company)
STATEMENT OF SHAREHOLDERS’ EQUITY
for the period from February 8, 2000 (Date of Incorporation) to April 30, 2002
(Stated in Canadian Dollars)

			Retained
			Earnings
			(Deficit)
			Accumulated
	Common Stock		during the
	Number of		Development
	Shares	Amount	Stage	Total

Balance, February 8, 2000
(Date of Incorporation)	-	$-	$-	$-

Net income for the period	-	-	737	737

Balance, April 30, 2000	-	-	737	737

Cash received from share issuances
at $0.075 per share	2,250,000	168,750	-	168,750

Net income for the year	-	-	1,297	1,297

Balance, April 30, 2001	2,250,000	168,750	2,034	170,784

Cash received from share issuances
at $0.15 per share	1,837,500	275,625	-	275,625
Less share issue costs	-	(72,783)	-	(72,783)

Net loss for the year	-	-	(34,310)	(34,310)

Balance, April 30, 2002	4,087,500	$371,592	$(32,276)	$339,316

SEE ACCOMPANYING NOTES

BROCKTON CAPITAL CORP.
(A Development Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
April 30, 2002

Note 1	Nature and Continuance of Operations

The Company is in the development stage and is classified as a Capital Pool Company as defined in the TSX Venture Exchange (“TSX”) Policy 2.4.

The Company’s continued operations as intended are dependent upon its ability to identify, evaluate and negotiate an acquisition of, a participation in or an investment of an interest in a Qualifying Transaction (as defined). The Company is required to complete its Qualifying Transaction (as defined) by February 27, 2003, which is 18 months from its listing on the TSX. The acquisition will be subject to shareholder and regulatory approval. Subsequent to April 30, 2002, the Company has entered into a Letter of Intent as a qualifying transaction (Note 7).

These financial statements have been prepared with the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business rather than through the process of forced liquidation.

The Company’s fiscal year was changed from December 31 to April 30, effective with the period ended April 30, 2001. The period ended April 30, 2001 has been restated from the previously reported four months ended April 30, 2001 to the year ended April 30, 2001.

Note 2

Significant Accounting Policies

The financial statements of the Company have been prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada and are stated in Canadian dollars. Except as disclosed in Note 8, these financial statements conform in all respects with GAAP in the United States of America. Because a precise determination of many assets and liabilities is depended on the future events, the preparation of financial statements for a period necessarily involves the use of estimates, which have been made using careful judgement. Actual results could differ from these estimates.

These financial statements have, in management’s opinion, been properly prepared within reasonable limits of materiality and within the framework of significant accounting policies summarized below:

	(a)	Organization The Company was incorporated under the Company Act of the Province of British Columbia on February 8, 2000.
	(b)	Cash and Equivalents Cash and cash equivalents consist of all highly liquid investments that are readily convertible to cash and have maturities of three months or less when purchased.

Brockton Capital Corp.
(A Development Stage Company)
Notes to the Financial Statement
April 30, 2002 and 2001 – Page 2

Note 2	Significant Accounting Policies – (cont’d)

(c)

Deferred Finance Charges

Deferred finance charges consist of costs incurred in respect to a financing by the Company. The costs will be charged against the share capital proceeds upon completion of the financing.

(d)

Loss Per Share

Loss per share amounts have been calculated and presented in accordance with the new recommendations of the Canadian Institute of Chartered Accountants. The new standard has been applied on a retroactive basis and had no impact on the amounts previously reported.

Basic loss per share are computed by dividing the loss for the year by the weighted average number of shares outstanding during the year. Diluted loss per share reflect the potential dilution that could occur if potentially dilutive securities were exercised or converted to common stock. The dilutive effect of options and warrants and their equivalent is computed by application of the treasury stock method and the effect of convertible securities by the “if converted” method. Fully diluted amounts are not presented when the effect of the computations are anti-dilutive due to the losses incurred. Accordingly, there is no difference in the amounts presented for basic and diluted loss per share.

(e)

Financial Instruments

The carrying value of the Company’s financial instruments, consisting of cash and cash equivalents, accounts receivable and accounts payable approximate their fair value due to the short-term maturity of such instruments. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

(f)

Income Taxes

The Company follows the liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current year. Future income tax assets and liabilities are determined based on differences between tax and accounting basis of assets and liabilities. The future tax assets or liabilities are calculated using the tax rates for the periods in which the differences are expected to be settled. Future tax assets are recognized to the extent that they are considered more likely than not to be realized.

Brockton Capital Corp.
(A Development Stage Company)
Notes to the Financial Statement
April 30, 2002 and 2001 – Page 3

Note 2	Significant Accounting Policies – (cont’d)

Stock-based Compensation Plan

The Company has approved share purchase options which are detailed in Note 3. No compensation expense is recognized for these plans when shares or share purchase options are issued to employees and directors. Any consideration paid by employees and directors on the exercise of share purchase options or purchase of shares is credited to share capital.

Note 3	Share Capital Authorized: 100,000,000 common shares without par value 100,000,000 preferred shares without par value

	April 30, 2002			April 30, 2001

Common shares Issued:	Number	$		Number	$

Balance, beginning of year	2,250,000	168,750	-	2,250,000	168,750
For cash
- pursuant to initial public
offering at $0.15 per share	1,750,000	262,500	-	-	-
Less: share issue costs	-	(72,783)		-	-
- pursuant to options exercised
at $0.15 per share	87,500	13,125		-	-

Balance, end of year	4,087,500	371,592		2,250,000	168,750

Shares issue costs consist of the following:

Commission	$26,250
Brokerage fees	7,000
Legal fees	30,433
Filing fees	6,500
Other	2,600

$72,783

Brockton Capital Corp.
(A Development Stage Company)
Notes to the Financial Statement
April 30, 2002 and 2001 – Page 4

Note 3

Share Capital – (cont’d)

Escrow Shares:

At April 30, 2002, there were 2,252,000 common shares of the Company held in escrow. Subject to Section 11(5) of Policy 2.4 of the TSX, after the completion of the Company’s Qualifying Transaction as required under the requirements of the British Columbia Securities Commission, Alberta Securities Commission and the TSX, the escrow shares will be released pro rata to the escrow shareholders as follows:

i) 10% upon final exchange approval to a qualifying transaction by the Company;

ii) 15% six months following the initial release;

iii) 15% twelve months following the initial release;

iv) 15% eighteen months following the initial release;

v) 15% twenty-four months following the initial release;

vi) 15% thirty months following the initial release; and

vii) 15% thirty-six months following the initial release.

Note 3	Share Capital – (cont’d)

Commitments:

Stock-based Compensation Plan

The Company has granted directors, officers and the Agent of Initial Public Offering common share purchase options. Options are granted with an exercise price equal to the market price of the Company’s stock on the date of the grant, however, the Company was not publicly listed at the date of the grant and the options were priced equal to the offering price on the Company’s Initial Public Offering.

	April 30, 2002		April 30, 2001

		Weighted		Weighted
	Number	Average	Number	Average
	of	Exercise	of	Exercise
	Shares	Price	Shares	Price
Options outstanding and
exercisable at beginning of year	400,000	$0.15	360,000	$0.15
Granted	175,000	$0.15	400,000	$0.15
Cancelled	-	-	(360,000)	$0.15
Exercised	(87,500)	$0.15	-	-

Options outstanding and
exercisable at end of year	487,500	$0.15	400,000	$0.15

Brockton Capital Corp.
(A Development Stage Company)
Notes to the Financial Statement
April 30, 2002 and 2001 – Page 5

Note 3

Share Capital – (cont’d)

Commitments: – (cont’d)

Stock-based Compensation Plan – (cont’d)

At April 30, 2002, directors and officers of the Company and the Agent of the Initial Public Offering held the 487,500 common share purchase options outstanding. Each option entitles the holder to purchase one share at $0.15 each. 400,000 options are exercisable on or before August 28, 2006 and 87,500 are exercisable on or before February 27, 2003.

Note 4	Related Party Transactions During the years ended April 30, 2002 and 2001, the Company incurred the following expenses charged by a partnership controlled by two directors of the Company:

	2002	2001

Accounting fees	$13,292	$-
Office rental	6,000	-
Office supplies	2,000	-
Equipment rental	4,000	-

	$25,292	$-

These charges were measured by the exchange amount, which is the amount agreed upon by the transacting parties and are on terms and conditions similar to non-related entities.

Included in accounts payable at April 30, 2002 is $8,997 (2000: $Nil) due to a partnership controlled by two directors of the Company.

Note 5

Corporation Income Tax Losses

At April 30, 2002, the Company has accumulated non-capital losses totaling $52,035 which are available to reduce taxable income in future taxation years. These losses expire as follows:

2007	$420
2008	2,748
2009	48,867

$52,035

The future income tax asset related to these losses have not been recorded in the financial statements as it is more likely than not that the assets will not be realized and a full valuation allowance has been made.

Brockton Capital Corp.
(A Development Stage Company)
Notes to the Financial Statement
April 30, 2002 and 2001 – Page 6

Note 6

Non-cash Transaction

Investing and financing activities that do not have a direct impact on current cash flows are excluded from the cash flow statement. On completion of the Company’s initial public offering on August 1, 2001, deferred finance charges of $72,783 were reclassified and are presented as an offset to share capital. This transaction has been excluded from the cash flow statements.

Note 7

Subsequent Event

By a Letter of Intent dated September 4, 2002, the Company agreed to acquire 100% of the common shares of a private company in consideration for the issuance of 7,000,000 common sharers of the Company at a price of $0.20 per share. The private company, incorporated in Alberta Canada, is developing new technologies specific to consumer electronics.

The Company has also agreed to issue up to a maximum of 1,250,000 common shares of the Company under bridge financing arrangements at $0.40 per share. The Company has advanced $25,000 to the private company pursuant to a promissory note which bears interest at 10% per annum, is secured by a general security agreement on the assets of the private company. The principal and interest is due and payable on the earlier of the closing of the formal agreement and the date the Letter of Intent is terminated by the parties. A finders fee will be payable upon closing of the transaction. The entire transaction is subject to the completion of a formal agreement and to shareholder and regulatory approval.

Note 8

Differences between Canadian and United States Accounting Principles

The financial statements have been prepared in accordance with accounting principles generally accepted in Canada which differ in certain respects with those principles and practices that the Company would have followed had its financial statements been prepared in accordance with accounting principles and practices generally accepted in the United States.

The Company’s accounting principles generally accepted in Canada differ from accounting principles generally accepted in the United States as follows:

a)

Basic Earnings Per Share

Under Canadian GAAP, basic earnings per share are calculated as disclosed in Note 2 (d). Under Canadian GAAP, common shares held in escrow are included in the calculation while under US GAAP; escrowed common shares are excluded in the calculation. 2,252,000 (April 30, 2001: 2,250,000) common shares held in escrow have been excluded for calculating basic earnings per share under US GAAP.

Brockton Capital Corp.
(A Development Stage Company)
Notes to the Financial Statement
April 30, 2002 and 2001 – Page 7

Note 8	Differences between Canadian and United States Accounting Principles – (cont’d)

b)

Stock-based Compensation

The Company grants stock options at exercise prices equal to the market value of the Company’s stock at the date of the grant. No market value was available at the date of the grant and the price was equal to the offering price on the Company’s Initial Public Offering. Pursuant to APBO No. 25, no compensation expense is recognized in this circumstance. Under SFAS No. 123, if the Company elects to follow APBO No. 25, it is required to present pro-forma information as to the effect on income and earnings per share as if the Company had accounted for its employee stock options using a fair value method. As the Company’s shares were not trading on a public exchange, the fair value of the stock option is not determinable and no compensation expense is presented on a pro-forma basis.

The impact of the above on the financial statements is as follows:

			February 8,
			2000 (Date of
	Years ended		Incorporation)
	April 30,		To April 30,
	2002	2001	2002
Net income (loss) per Canadian and US
GAAP	$(34,310)	$1,297	$(32,276)

Basic and diluted loss per share as reported
per Canadian GAAP	$(0.01)	$0.00

Effect of escrow shares-Note 7(a)	$(0.01)	$0.00

Basic and diluted loss per share as reported
per US GAAP	$(0.02)	$0.00

Weighted average number of share
outstanding per US GAAP	1,363,542	-

EXHIBIT 99.1

CERTIFICATIONS

I, Kevin R. Hanson, certify that:

1.	The registrant's other certifying officers and I have reviewed this Annual Report on Form 20-F of Brockton Capital Corp.;

2.
Based on my knowledge, this quarterly report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this quarterly report;

3.
Based on my knowledge, the financial statements, and other financial information included in this quarterly report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this quarterly report;

4.
The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and I have:

	a)	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this quarterly report is being prepared;
	b)	evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this quarterly report (the "Evaluation Date"); and
	c)	presented in this quarterly report my conclusions about the effectiveness of the disclosure controls and procedures based on my evaluation as of the Evaluation Date;

5.
The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

	a)	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and
	b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6.
The registrant's other certifying officers and I have indicated in this Annual Report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of my most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Dated:	January 24, 2003	By	/s/ Kevin R. Hanson

Kevin R. Hanson, President, CEO and Director

Certification Accompanying Periodic Report
Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
(18 U.S.C. Section 1350)

In connection with the Annual Report of Brockton Capital Corp. (the "Company") on Form 20-F for the period ending April 30, 2002 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Kevin R. Hanson, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)	The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)	The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

/s/ Kevin R. Hanson
Kevin R. Hanson
Chief Executive Officer
January 24, 2003

EXHIBIT 99.2

CERTIFICATIONS

I, Brian A. Hanson, certify that:

1.	The registrant's other certifying officers and I have reviewed this Annual Report on Form 20-F of Brockton Capital Corp.;

2.
Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.
Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.
The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and I have:

	a)	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
	b)	evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this report (the "Evaluation Date"); and
	c)	presented in this report my conclusions about the effectiveness of the disclosure controls and procedures based on my evaluation as of the Evaluation Date;

5.
The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

	a)	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and
	b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6.
The registrant's other certifying officers and I have indicated in this Annual Report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of my most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Dated:	January 24, 2003	By	/s/ Brian A. Hanson

Brian A. Hanson,Chief Financial Officer

Certification Accompanying Periodic Report
Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
(18 U.S.C. Section 1350)

In connection with the Annual Report of Brockton Capital Corp. (the "Company") on Form 20-F for the period ending April 30, 2002 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Brian A. Hanson, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)	The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)	The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

/s/ Brian A. Hanson
Brian A. Hanson
Chief Financial Officer
January 24, 2003

SIGNATURE PAGE

Pursuant to the requirements of Section 12g of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Brockton Capital Corp. --- SEC File Number 0-49760
Registrant

Dated:	January 24, 2003	By	/s/ Kevin R. Hanson

Kevin R. Hanson, President/CEO/Director