Form 20-F
period 2003-04-30
BROCKTON CAPITAL CORP
filed 2004-02-13
CIK 1172298

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F

Annual Report

Fiscal 2003 Ended April 30, 2003

   [ ]   REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)

         OF THE SECURITIES EXCHANGE ACT OF 1934

OR

   [X]   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF

         THE SECURITIES EXCHANGE ACT OF 1934

OR

   [ ]  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF

        THE SECURITIES EXCHANGE ACT OF 1934

        For the transition period from __________ to ________

Commission file number:  0-49760

BROCKTON CAPITAL CORP.

(Exact name of Registrant as specified in its charter)

___________British Columbia, Canada___________

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

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 12 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past ninety days.            Yes xxx   No ___

Indicate by check mark which financial statement item the registrant has elected to follow:                                   Item 17 xxx   Item 18 ___

Index to Exhibits on Page 38

BROCKTON CAPITAL CORP.

FISCAL 2003 ENDED APRIL 30, 2003

ANNUAL REPORT

TABLE OF CONTENTS

Introduction..............................................................   3

PART I

PART II

Item 13. Default, Dividend Arrearages and Delinquencies...................  35

Item 14. Material Modifications to the Rights of

ITEM 16A.  Audit Committee Financial Expert

ITEM 16B.  Code of Ethics

ITEM 16C.  Principal Accountant Fees and Services

ITEM 16D.  Exemptions from the Listing Standards for Audit Committees

PART III

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

BUSINESS OF BROCKTON CAPITAL CORP.

The Company is a capital pool company pursuant to the policies of the TSX Venture Exchange.  The principal business of the Company will be to identify and evaluate opportunities for the acquisition of an interest in assets or businesses and, once identified and evaluated, to negotiate an acquisition or participation subject to receipt of shareholder approval and acceptance for filing by the TSX Venture Exchange.  On 9/4/2002, the Company signed a letter of intent to acquire all of the common shares of Cyberhand Technologies Inc. (“Cyberhand”), a company with a focus on the development of new technologies specific to consumer electronics.   On 8/28/2003, the Company entered into the Share Purchase Agreement with Cyberhand whereby the Company agreed to acquire all of the 8,130,000 issued and outstanding shares in the capital of Cyberhand as at the date of the Share Purchase Agreement.  Consummation of the acquisition is subject to due diligence, fund raising, and regulatory approval; and, while the Company has obtained shareholder approval, the acquisition cannot yet be considered probable.

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

PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

         --- Not Applicable ---

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE.

         ---  No Disclosure Necessary ---

ITEM 3.  KEY INFORMATION.

3.A.1.  Selected Financial Data

3.A.2.  Selected Financial Data

The selected financial data of the Company for Fiscal 2003/2002/2001 ended April 30th was derived from the financial statements of the Company which have been audited by Morgan & Company, independent Chartered Accountants, as indicated in their audit report which is included elsewhere in this Annual Report.  The selected financial data set forth for Fiscal 2000 ended December 31st is derived from the Company's audited consolidated financial statements, not included herein.

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

Table No. 1 is derived from the financial statements of the Company, which have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP) and US Generally Accepted Auditing Standards (GAAS), the application of which, in the case of the Company, conforms in all material respects for the periods presented with US GAAP.

Table No. 1

Selected Financial Data

(CDN$ in 000, except per share data)

______________________________________________________________________________

______________________________________________________________________________

                                        Year       Year       Year      Period

                                       Ended      Ended      Ended       Ended

                                   4/30/2003  4/30/2002  4/30/2001  12/31/2000

Canadian and United States GAAP

Net Income (Loss)                       ($46)      ($34)       ($1)         $2

Net Income(Loss) per Share            ($0.02)    ($0.03)    ($0.00)      $0.00

Dividends Per Share                    $0.00      $0.00      $0.00       $0.00

------------------------------------------------------------------------------

Wtg. Avg. Shares (000)                  1838       1364          0           0

Period-end Shares O/S                   4088       4088       2250        2250

------------------------------------------------------------------------------

Working Capital                         $256       $339       $146        $147

Long-Term Debt                             0          0          0           0

Shareholders’ Equity                     294        339        171         170

Total Assets                             314        351        187         184

------------------------------------------------------------------------------

(1) Fiscal 2002/2001 results restated to conform with Fiscal 2003 presentation.

(2) The Company was incorporated 2/8/2000 and utilized a December 31st fiscal yearend; subsequent to the end of FY2000, the fiscal yearend was changed to April 30th.

______________________________________________________________________________

______________________________________________________________________________

3.A.3.  Exchange Rates

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (CDN$).  The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$).

Table No. 2 sets forth the rate of exchange for the Canadian Dollar at the end of Fiscal 2003/2002/2001 ended April 30th and Fiscal 2000 ended December 31st, the average rates for the period, and the range of high and low rates for the period.  The data for each month during the most recent six months also is provided.

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

Table No. 2

U.S. Dollar/Canadian Dollar

______________________________________________________________________________

______________________________________________________________________________

                                             Average     High     Low    Close

December 2003                                            1.34     1.29    1.29

November 2003                                            1.34     1.30    1.30

October 2003                                             1.35     1.30    1.32

September 2003                                           1.39     1.35    1.35

August 2003                                              1.41     1.38    1.39

July 2003                                                1.41     1.34    1.41

------------------------------------------------------------------------------

Fiscal Period Ended  4/30/2003                  1.53     1.59     1.43    1.43

Fiscal Period Ended  4/30/2002                  1.56     1.61     1.51    1.57

Fiscal Period Ended  4/30/2001                  1.54     1.58     1.49    1.54

Fiscal Period Ended 12/31/2000                  1.50     1.56     1.44    1.50

______________________________________________________________________________

______________________________________________________________________________

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

Proposed Business Acquisition May Not Be Consummated

There is no assurance that the Company will be able to identify acquisitions that will be profitable.  Moreover, should the Company identify any assets or businesses and determine that an acquisition is warranted, the Company may not be able to finance the acquisition and additional funds may be required to meet such obligations.  As a result of these factors, the shares of the Company are suitable only to those investors who can afford to lose their entire investment and who are willing to rely solely on the management of the Company.  On 9/4/2002, the Company signed a letter of intent to acquire all of the common shares of Cyberhand Technologies Inc., a company with a focus on the development of new technologies specific to consumer electronics.  On 8/28/2003, the Company entered into the Share Purchase Agreement with Cyberhand whereby the Company has agreed to acquire all of the 8,130,000 issued and outstanding shares in the capital of Cyberhand as at the date of the Share Purchase Agreement.  Consummation of the acquisition is subject to due diligence, fund raising, and regulatory approval; and, while the Company has obtained shareholder approval, cannot yet be considered probable.

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

Rules 15g-1 through 15g-9 promulgated under the Securities Exchange Act of 1934, as amended, impose sales practice and disclosure requirements on NASD broker-dealers who make a market in "a penny stock".  A penny stock generally includes any non-NASDAQ equity security that has a market price of less than US$5.00 per share.  Our shares are quoted on the TSX Venture Exchange, and the price of our shares ranged from $0.20 (low) to $0.45 (high) during the period from 1/1/2003 to 12/31/2003.  The closing price of our shares on 8/28/2003 was $0.30 when common share trading was halted pending completion of the proposed acquisition of Cyberhand.  The additional sales practice and disclosure requirements imposed upon broker-dealers may discourage broker-dealers from effecting transactions in our shares, which could severely limit the market liquidity of the shares and impede the sale of our shares in the secondary market.

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

U.S. Investors May Not Be Able to Enforce Their Civil Liabilities Against Us or Our Directors, Controlling Persons and Officers

It may be difficult to bring and enforce suits against the Company.  The Company is a corporation incorporated in the province of British Columbia under the British Columbia Company Act.  A majority of the Company's directors must be residents of Canada and all or a substantial portion of their assets are located outside of the United States.  In addition, all of the Company's assets are located in Canada.  As a result, it may be difficult for U.S. holders of our common shares to effect service of process on these persons within the United States or to realize in the United States upon judgments rendered against them.  In addition, a shareholder should not assume that the courts of Canada (i) would enforce judgments of U.S. courts obtained in actions against us or such persons predicated upon the civil liability provisions of the U.S. federal securities laws or other laws of the United States, or (ii) would enforce, in original actions, liabilities against us or such persons predicated upon the U.S. federal securities laws or other laws of the United States.

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

As a "foreign private issuer”, the Company is exempt from the Section 14 proxy rules and Section 16 of the 1934 Securities Act

The submission of proxy and annual meeting of shareholder information (prepared to Canadian standards) on Form 6-K may result is shareholders having less complete and timely data.  The exemption from Section 16 rules regarding sales of common shares by insiders may result in shareholders having less data.

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

On 9/4/2002, the Company signed a letter of intent to acquire all of the common shares of Cyberhand Technologies Inc. (“Cyberhand”) by way of a share exchange transaction (the “Transaction”).  On 8/28/2003, the Company entered into the Share Purchase Agreement with Cyberhand whereby the Company has agreed to acquire all of the 8,130,000 issued and outstanding shares in the capital of Cyberhand as at the date of the Share Purchase Agreement (the Cyberhand Shares).  Consummation of the acquisition is subject to due diligence, fund raising, and regulatory approval; and, while the Company has obtained shareholder approval, the acquisition cannot yet be considered probable.  Cyberhand, privately incorporated in Alberta with operations in Fernie, British Columbia, is a company with a focus on the development of new technologies specific to consumer electronics.  The proposed Transaction will serve as Brockton’s qualifying transaction pursuant to Policy 2.4 of the TSX Venture Exchange.

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

 Facsimile: (604) 687-7099.

The contact person is:

  Kevin R. Hanson, President/CEO/Director.

The Company's fiscal year ends April 30th.

The Company's common shares trade on the TSX Venture Exchange under the symbol "BKCp".

The Company has 100,000,000, without par value, common shares authorized and 100,000,000 preferred shares without par value authorized.  At 4/30/2002, the end of the Company's most recent fiscal year, there were 4,087,500 common shares issued and outstanding.  At 12/31/2003, there were 4,087,500 common shares issued/outstanding.

History and Development

The Company was incorporated in British Columbia under the British Columbia Company Act on 2/8/2000 under the name "Brockton Capital Corp.”.  On 9/4/2002, the Company signed a letter of intent to acquire all of the common shares of Cyberhand Technologies Inc.  On 8/28/2003, the Company entered into the Share Purchase Agreement with Cyberhand whereby the Company has agreed to acquire all of the 8,130,000 issued and outstanding shares in the capital of Cyberhand as at the date of the Share Purchase Agreement.  Cyberhand, privately incorporated in Alberta with operations in Fernie, British Columbia, is a company with a focus on the development of new technologies specific to consumer electronics.

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

  Fiscal 2000:  None

  Fiscal 2001:  Private Placements,      2,250,000 shares, $168,750

                Initial Public Offering; 1,750,000 shares, $262,500

  Fiscal 2002:  Option Exercise;            87,500 shares, $ 13,125

  Fiscal 2003:  None

  Fiscal 2004-to-Date: None

Capital Expenditures

Fiscal 2000: None

Fiscal 2001: None

Fiscal 2001: None

Fiscal 2003: $69,280 of advances to CyberHand;

             $37,448 in deferred acquisition expenses

Fiscal 2004-to-Date: $30,000 of advance to CyberHand, through 10/31/2003

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

Proposed Acquisition of Cyberhand Technologies Inc. (“Cyberhand”)

Cyberhand Acquisition Terms

Under the terms of the Share Purchase Agreement dated 8/28/2003, the Company has agreed to issue:

a) 8.13 million common shares at a deemed price of $0.20 per share in exchange for 100% of the currently outstanding shares (8,130,000) of Cyberhand;

b) A minimum of 4 million and a maximum of 5 million common shares at $0.40 in a concurrent public and/or private offering;

In conjunction with closing, scheduled for Spring 2003, the Company’s Seed Escrow Shareholders intend to sell to the directors and principal shareholders of Cyberhand 75% of the 2,250,000 outstanding Seed Escrow Shares of the Company at a price of $0.10 per share.  Also in conjunction with closing, the Company will establish a stock option plan to issue up to a total of 20% of the issued/outstanding common shares to be made available to directors, officers, management, employees and consultants, subject to the policies of the TSX Venture Exchange.

At the time of the September 2002 Letter of Intent, the Cyberhand acquisition was an arms length transaction.  Consummation of the acquisition is subject to due diligence, fund raising, and regulatory approval; and, while the Company has obtained shareholder approval, the acquisition cannot yet be considered probable.

Cyberhand Operations

Cyberhand Technologies Inc. is a company that develops new technologies specific to consumer electronics.  Cyberhand is in the business of designing, manufacturing, marketing, selling, distribution and servicing ergonomically designed and more responsive computer hardware components.  These products are primarily:

• Game and Digital Controllers;

• Wireless Keyboards For Personal Digital Assistants (“PDAs”)

• Sophisticated Pointer or Mouse Product line; and

• Related peripherals such as Keyboards, Cameras, and Scanners.

By a share purchase agreement dated 7/31/2003, Cyberhand agreed to acquire 32% of the common shares of a private company, Pocketop Computer Corporation (“Pocketop”).   Cyberhand has the option to purchase an additional 32% of the common shares of Pocketop until 5/25/2005.  The remaining 36% of Pockettop is widely held.  Pocketop, a Canadian incorporated company, is developing innovations in the portable PDA market.  Cyberhand, through its U.S. subsidiary, has negotiated a non-exclusive OEM agreement with Pocketop that grants Cyberhand, initially, for a two-year period, the right to manufacture, market, and sell the Pocketop Wireless PDA Keyboard using either the Pocketop or Cyberhand trademark or trade names.  All the agreements between the Company and Cyberhand and Cyberhand and Pocketop are subject to regulatory approval.

Through a recent acquisition and OEM Agreement with Pocketop, Cyberhand has gained access to established manufacturing, distribution, marketing and sales channels, fully functional website and services department to compliment its in-house design operations.  The OEM Agreement allows Cyberhand to use the established manufacturing contracts for production of the Pocketop Wireless Keyboards under either the Pocketop or Cyberhand brands.   Further, these manufacturing contracts may be expanded to include the manufacturing of Cyberhand’s other computer peripheral equipment, specifically the ergonomic computer mouse product line and the computer gaming controller.  Currently, the Pocketop Wireless Keyboards are manufactured by a Taiwanese company that makes the product upon receipt of orders from either Pocketop or Cyberhand.  The cost per unit is fixed, with only slight variations in the price depending upon size of order, availability of components and packaging required. Pocketop instructed the manufacturer to create two molds that are required to make the Pocketop Wireless Keyboards.  These molds are good for making approximately 800,000 units.  To date approximately 100,000 Wireless Keyboards have been manufactured.

The OEM Agreement also allows for Cyberhand to use Pocketop’s existing fulfillment and distribution partners that may be used for the delivery of Cyberhand’s other products.  The contracts with these partners are on a per order basis and can be replaced with new delivery or fulfillment houses.   Notwithstanding the access gained under the OEM Agreement to Pocketop’s existing business infrastructure, the OEM Agreement contemplates that Cyberhand will operate independently of Pocketop and in this regard Cyberhand has, building on Pocketop’s existing arrangements, moved to establish its own infrastructure so as to avoid any need to be reliant on Pocketop.  As a result, Cyberhand will not be affected by the financial condition of Pocketop.

As Pocketop no longer has a dedicated sales and marketing team, it is anticipated that all new sales of the Pocketop Wireless Keyboard, with the exception of sales from the Pocketop web site, will be made by way of the OEM Agreement through Cyberhand’s channel sales and marketing program.  Cyberhand pays a royalty to Pocketop of US$5.00 and the manufacturing and distribution costs for each unit sold under the terms of the OEM Agreement.  Cyberhand is committed to sell a minimum of 20,000 units per year failing which it is obligated to pay Pocketop the difference between US$100,000 and the amount of royalties paid. All revenue received from the sale of these units will remain with Cyberhand.

The OEM Agreement allows for Cyberhand to use Pocketop’s fully functional web site for on-line sales and service of its other products, once these products have been manufactured.  Cyberhand has assumed ownership of this website and currently maintains it on behalf of itself and Pocketop.  Further, Cyberhand’s in-house design team has already developed new software drivers for the Pocketop Wireless Keyboard to allow it to be used for new PDAs that have recently been introduced to the market.

Pocketop in the past had outsourced the software development at a significant expense to the company.  By replicating Pocketop’s established infrastructure for its own benefit, Cyberhand does not have to create new relationships and should be able to take its other products to the market in a relatively short period of time.  This commercialization of Cyberhand’s products should not only generate revenue but should improve the value of Cyberhand’s intellectual property.

Currently, Cyberhand is manufacturing and selling the Pocketop Wireless Keyboard under the Pocketop trade name.  Cyberhand will re-brand this product upon completion of the Qualifying Transaction in conjunction with modifying the existing product for use in the cellular phone and web-enabled hand held computer market.  In addition, Cyberhand has ten products in prototype or design stages; the functionality.  These products are initially targeted for applications in both computer information technology and computer gaming industries.  Potential applications include the automotive, military, industrial and security industries.

Cyberhand’s development of the technologies and working prototypes have resulted in a collection of patented assets with component application within the hand controlled computer peripheral industry.  Component applications and integrated solutions from Cyberhand’s technology exist within industries related to automotive, consumer durables, consumer electronics, military, design automation, manufacturing, construction, and security.  Further, as a direct result of the recent acquisition of the Pocketop, the related OEM Agreement, and the general security agreement related to the assignment of the $380,000 Pocketop loans to Cyberhand, Cyberhand also has access to all existing intellectual property developed by Pocketop since its inception in 1997.  All new product development related to the Pocketop Wireless Keyboard will be developed in house by Cyberhand and will remain the property of Cyberhand.

Standardized Criteria for Acquisitions

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

The Company was required to file with the TSX Venture Exchange, among other things, a draft copy of the information circular it proposes to deliver to its shareholders relating to the Qualifying Transaction, copies of material contracts, engineering reports or valuation reports, and audited financial statements, unaudited financial statements and pro forma financial statements.  As part of the review of the Qualifying Transaction, the TSX Venture Exchange will review the expenses, disclosure, trading history and other transactions undertaken by the Company during its listing to determine compliance with TSX Venture Exchange policies.

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

United States vs. Foreign Sales/Assets

The Company has generated no sales.

At 4/30/2003 and 4/30/2002, all assets were located in Canada.

Seasonality

Dependency upon Patents/Licenses/Contracts/Processes

Sources/Availability of Raw Materials

Material Effects of Government Regulations

--- No Disclosure Necessary ---

4.C. Organization Structure

The Company was incorporated in British Columbia under the British Columbia Company Act on 2/8/2000 under the name "Brockton Capital Corp.”.

4.D.  Property, Plant and Equipment

The Company’s executive offices are located in shared, rented premises of approximately 500 sq. ft. at 750 West Pender Street, #604, Vancouver, British Columbia, Canada  V6C 2T7.  The Company began occupying these facilities in February 2000.  Monthly rent is $750 and an additional $750 for office supplies and equipment.

The Company has no other property or facilities.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion for Fiscal 2003/2002/2001 ended April 30th should be read in conjunction with the consolidated financial statements of the Company and the notes thereto, located elsewhere in this Annual Report.  The consolidated financial statements for Fiscal 2000 ended December 31st are not included herein. The Company was incorporated 2/8/2000; subsequent to the end of Fiscal 2000, the fiscal yearend was changed to April 30th.

Overview

During Fiscal 2002 ended 4/30/2002, the Company’s activity was primarily related to the completion of the Company’s initial public offering, including listing the company for trading as a Capital Pool Company on the Canadian Venture Exchange (“CDNX”)(now TSX Venture Exchange).  Effectively 8/1/2001, the Company completed its initial public offering, having received approval from the British Columbia Securities Commission, the Alberta Securities Commission and the CDNX, and issued 1,750,000 common shares at $0.15 per share.  On 8/27/2001, the common shares of the company were listed for trading on the CDNX.  Subsequent to 8/27/2001 and currently, the Company’s principle business is to identify and evaluate opportunities for the acquisition of an interest in assets or businesses and, once identified and evaluated, to negotiate an acquisition or participation subject to receipt of shareholder approval and acceptance for filing by the TSX Venture Exchange.  The Company does not have business operations or assets other than cash.  The company is required to complete an acquisition by 2/27/2003, extended to 12/28/2003; however, the Company’s proposed acquisition is currently under regulatory review and the Company’s status could be defined as “suspended”.

On 9/4/2002, the Company signed a letter of intent to acquire all of the common shares of Cyberhand Technologies Inc. (“Cyberhand”) by way of a share exchange transaction (the “Transaction”).  On 8/28/2003, the Company entered into the Share Purchase Agreement with Cyberhand whereby the Company has agreed to acquire all of the 8,130,000 issued and outstanding shares in the capital of Cyberhand as at the date of the Share Purchase Agreement.  The Company has advanced $99,280 (through 10/31/2003) to Cyberhand pursuant to notes payable to fund that firms activities pending the proposed acquisition.  Consummation of the acquisition is subject to diligence, regulatory approval, and shareholder approval; and cannot yet be considered probable.  Cyberhand, privately incorporated in Alberta with operations in Fernie, British Columbia, is a company with a focus on the development of new technologies specific to consumer electronics.  The proposed Transaction will serve as Brockton’s qualifying transaction pursuant to Policy 2.4 of the TSX Venture Exchange.

Results of Operations

Administrative expenses totaled $56,638 for Fiscal 2003, a 28% increase from the $44,133 for the last fiscal period.  Increased corporate activity related to a search for and consummation of an acquisition and increased US regulatory costs were the primary cause for the higher costs.

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

The Company recorded interest income of $10,865, $9,823 and $6,327 for Fiscal 2003/2002/2001.

Net Income (Loss) was ($45,773), ($34,310) and $1,297 for Fiscal 2003, 2002 and Fiscal 2001, respectively.  Net Income (Loss) per Share was ($.02), ($0.03) and $0.00 for Fiscal 2003, 2002 and Fiscal 2001, respectively.

Liquidity and Capital Resources

Fiscal 2003 Ended 4/30/2003

The Company had a working capital of $256,095 as at 4/30/2003.

Cash Used by Fiscal 2003 Operating Activities totaled ($47,668) including the ($45,773) Net Loss.  Significant adjustments included ($1,895) in net changes in non-cash working capital items.  Cash Used in Fiscal 2003 Investing Activities was $109,698, with $72,250 in Notes Receivable representing Promissory Note advances to Cyberhand and $37,448 representing costs incurred with respect to the acquisition of Cyberhand.  Cash Raised in Fiscal 2003 Financing Activities was $nil.

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

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES

6.A.  Directors and Senior Management

Table No. 3

Directors and Senior Management

December 31, 2003

______________________________________________________________________________

______________________________________________________________________________

                                                                 Date of First

                                                                   Election or

Name                            Position                 Age       Appointment

------------------------------------------------------------------------------

Terry M. Amisano (1)(2)         Director                  48     February 2000

Kevin R. Hanson (1)(2)(3)       President/CEO/Director    47     February 2000

Brian Hanson (4)                CFO/Secretary             57     February 2000

Brad Kitchen (2)                Director                  41     February 2003

------------------------------------------------------------------------------

(1) Member of Audit Committee.

(2)  Resident/Citizen of British Columbia, Canada.

(3)  He spends less than a fourth of his time on the affairs of the Company.

(4)  He spends less than 10% of his time on the affairs of the Company.

(5)  All Business Address: c/o Brockton Capital Corp.

                               750 Pender Street #604

                               Vancouver, BC  Canada  V6C 2T7

______________________________________________________________________________

______________________________________________________________________________

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

Kevin R. Hanson, President/CEO and a Director of the Company, has been a chartered accountant since 1983, a certified public accountant (CPA) since 2001, and is currently a partner with Amisano Hanson, Chartered Accountants, since 1991.  From 1987 to 1991, Mr. Hanson provided services as a controller of seven reporting public companies while working for Clark Consulting Services Inc.  From 1994 until 1998, Mr. Hanson served as a member of the Technical Subcommittee to the British Columbia Securities Commission and the Vancouver Stock Exchange.  In June 2000, Mr. Hanson became a director of Tri-Lateral Venture Corporation, a reporting issuer in Ontario that trades in the over-the-counter market.  Mr. Hanson is also a director of: Zena Capital Corp., a capital pool company listed on the TSX Venture Exchange.

Brad Kitchen, a Director of the Company, is a Corporate Finance Consultant.  Since 1996, he has been the founder and President of PBK Financial Engineering, a private corporate finance consulting company.  He has been working with Cyberhand since August 2002 as a corporate finance consultant and the Company proposes to name him Chief Executive Officer if the acquisition of Cyberhand is consummated.  After graduating from McGill University with an MBA, Mr. Kitchen became a financial product oriented investment banker where he was employed in Toronto, Ontario over an eleven-year period as a Vice-President and Director at CIBC World Markets (formerly CIBC Wood Gundy Securities Inc.) and TD Securities Inc.  From January 2000 to January 2001, he was VP Corporate Finance at Pacific Opportunities Company Ltd., a small merchant bank/financial services company.  From December 1998 to December 1999, he was a Partner of Kitchen & Fuller Holdings Inc., a holding company for commercial real estate.  From May 1998 to November 1998, he was Chief Financial Officer of Protocal Holdings Inc., a real estate investment company.

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

6.B.  Compensation

Cash Compensation.  Total cash compensation accrued and/or paid (directly and/or indirectly) to all Directors/Senior Management during Fiscal 2003 ended 4/30/2003 was $nil.

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

Stock Options.  The Company grants stock options to Directors, Senior Management and employees; refer to ITEM #6.E., "Share Ownership".  No stock options were granted during Fiscal 2003; however, 97,500 were cancelled and 87,500 expired unexercised.

Change of Control Remuneration.  The Company has no plans or arrangements in respect of remuneration received or that may be received by Executive Officers of the Company in Fiscal 2004 to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control, where the value of such compensation exceeds US$60,000 per Executive Officer.

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

Pension/Retirement Benefits.  No funds were set aside or accrued by the Company during Fiscal 2003 to provide pension, retirement or similar benefits for Directors or Executive Officers.

6.C.  Board Practices

6.C.1.  Terms of Office.  Refer to ITEM 6.A.1.

6.C.2.  Directors’ Service Contracts.  --- Not Applicable ---

6.C.3.  Board of Director Committees.

The Company has only an Audit Committee, which recommends to the Board of Directors the engagement of the independent auditors of the Company and reviews with the independent auditors the scope and results of the Company’s audits, the Company’s internal accounting controls, and the professional services furnished by the independent auditors to the Company.  The Audit Committee met once during Fiscal 2003 and has met once during Fiscal 2004-to-date.

6.D.  Employees

As of 12/31/2003, the Company had two employees, the President/CEO and the CFO/Secretary.  As of 4/30/2003, 4/30/2002 and 12/31/2001, there were two, two and two employees (including the Senior Management), respectively.  None of the Company's employees are covered by collective bargaining agreements.

6.E.  Share Ownership

Table No. 4 lists, as of 12/31/2003, Directors and Executive Officers who beneficially own the Company's voting securities and the amount of the Company's voting securities owned by the Directors and Executive Officers as a group.  Table No. 4 also  includes data on Greg Burnett and Alan Crawford, the only other persons/companies where the Company is aware that a shareholder has 5% or greater beneficial interest in the Company’s securities.

Table No. 4

Shareholdings of Directors and Executive Officers

Shareholdings of 5% Shareholders

______________________________________________________________________________

______________________________________________________________________________

Title                                              Amount and Nature   Percent

  of                                                   of Beneficial        of

Class    Name of Beneficial Owner                          Ownership   Class #

------------------------------------------------------------------------------

Common   Kevin R. Hanson (1)                                 870,000     20.3%

Common   Terry M. Amisano (2)                                772,500     18,5%

Common   Greg Burnett (3)                                    450,000     11.0%

Common   Alan Crawford (4)                                   450,000     11.0%

Common   Brad Kitchen (5)                                    105,000      0.3%

Common   Brian Hanson (6)                                     12,000      0.0%

Total Directors/Officers                                   2,659,500     61.1%

------------------------------------------------------------------------------

(1)  195,000 represent currently exercisable stock options.

     675,000 shares are escrowed and contingently cancelable where release is controlled by Canadian regulatory authorities

     Excludes 120,000 shares owned by members of his family (other than Brian Hanson)  where he disavows beneficial interest and does not have voting or disposition control.

(2)   97,500 represent currently exercisable stock options.

     675,000 shares are escrowed and contingently cancelable where release is controlled by Canadian regulatory authorities

     Excludes 200,000 shares owned by members of his family, where he disavows beneficial interest and does not have voting or disposition control.

(3)     450,000 shares are escrowed and contingently cancelable where release is controlled by Canadian regulatory authorities

(4)  450,000 shares are escrowed and contingently cancelable where release is controlled by Canadian regulatory authorities

(5)  105,000 represent currently exercisable stock options.

(6)   10,000 represent currently exercisable stock options.

       2,000 shares are escrowed and contingently cancelable where release is controlled by Canadian regulatory authorities

     Excludes 120,000 shares owned by members of his family

     (excluding Kevin Hanson), where he disavows beneficial interest and does not have voting or disposition control.

 #  Based on 4,087,500 shares outstanding as of 12/31/2003 and stock options held by each beneficial holder exercisable within sixty days.

______________________________________________________________________________

______________________________________________________________________________

Stock Options.  The terms of incentive options granted by the Company are done in accordance with the rules and policies of the TSX Venture Exchange, including the number of common shares under option, the exercise price and expiry date of such options, and any amendments thereto.  The Company has no formal written stock option plan.  It is proposed that the Company would adopt a stock option plan in connection with the completion of the Qualifying Transaction.

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

The names and titles of the Directors/Executive Officers of the Company to whom outstanding stock options have been granted and the number of common shares subject to such options are set forth in Table No. 5 as of 12/31/2003, as well as the number of options granted to Directors and all employees as a group.

Table No. 5

Stock Options Outstanding

______________________________________________________________________________

______________________________________________________________________________

                             Number of Shares of    CDN$

                                          Common    Exer.      Grant   Expir’n

Name                                       Stock    Price       Date      Date

------------------------------------------------------------------------------

Kevin R. Hanson (1)                      195,000    $0.15    4/27/01   8/28/06

Brad Kitchen (3)                         105,000    $0.19    2/19/03   5/14/08

Terry M. Amisano (2)                      97,500    $0.15    4/27/01   8/28/06

Brian A. Hanson (4)                       10,000    $0.15    4/27/01   8/28/06

Total Officers/Directors                 407,500

Total Officers/Directors/Employees       407,500

______________________________________________________________________________

______________________________________________________________________________

Agent Stock Purchase Options.  The Company granted the Agent in the initial public offering options to purchase up to 175,000 common shares of the Company, at any time up to the close of business 18 months from the day the Company’s common shares were listed for trading on the TSX Venture Exchange, at a price of $0.15 per share.  87,500 of these options were exercised 9/26/2001; the remain 87,500 options expired unexercised.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A.  Major Shareholders.

7.A.1.a.  Holdings By Major Shareholders.

Refer to ITEM #6.E. and Table No. 7.

7.A.1.b.  Significant Changes in Major Shareholders’ Holdings.

Effective 4/25/2003, Michael Weingarten sold his 450,000 shares equally to Kevin Hanson and Terry Amisano.  Other than this transaction, there have been no changes in the holdings of the major shareholders since their purchases of 450,000 shares each in March 2000.

7.A.1.c.  Different Voting Rights.  The Company’s major shareholders do not have different voting rights.

7.A.2.  Canadian Share Ownership.  The Company's common shares are issued in registered form and the following information is taken from the records of Pacific Corporate Trust Company (located in Vancouver, British Columbia, Canada), the registrar and transfer agent for the common shares.

On 2/5/2004, the shareholders' list for the Company's common shares showed eight registered shareholders and 4,087,500 shares issued and outstanding.  All these shareholders were Canadian residents.

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

7.A.4.  Change of Control of Company Arrangements.

  --– No Disclosure Necessary –--

7.B.  Related Party Transactions

Shared Office

The Company’s executive offices are located in facilities shared with Amisano Hanson, Chartered Accountants.  Terry Amisano and Kevin Hanson are principles of Amisano Hanson, Chartered Accountants.  The Company paid $9,000, $6,600, and $nil in office rental to Amisano Hanson during Fiscal 2003/2002/2001, respectively.  The Company also paid $2,000 for office supplies and $4,000 for equipment rental during Fiscal 2002; the Company also paid $3,000 for office supplies and $6,000 for equipment rental during Fiscal 2003.

Accounting Fees

The Company has paid accounting fees of $9,943 and $13,292 to Amisano Hanson during Fiscal 2003 and Fiscal 2002 Ended April 30th, respectively.

Other than as disclosed above, there have been no transactions since 4/30/2001, or proposed transactions, which have materially affected or will materially affect the Company in which any director, executive officer, or beneficial holder of more than 10% of the outstanding common stock, or any of their respective relatives, spouses, associates or affiliates has had or will have any direct or material indirect interest.  Management believes the transactions referenced above were on terms at least as favorable to the Company as the Company could have obtained from unaffiliated parties.

7.C.  Interests of Experts and Counsel

      --- No Disclosure Necessary ---

ITEM 8.  FINANCIAL INFORMATION

8.A.  Statements and Other Financial Information

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP.

The financial statements as required under ITEM #17 are attached hereto and found immediately following the text of this Annual Report.  The audit report of Morgan & Company, independent Chartered Accountants, are included herein immediately preceding the financial statements and schedules.

Audited Financial Statements

for Fiscal 2003 Ended April 30th

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

However, Pocketop Computer Corporation is the subject of a lawsuit brought by a former employee claiming wrongful dismissal and breach of employment contract. Included in the claims brought by the former employee is an allegation that the assignment by the former employee to Pocketop of certain intellectual property rights should be voided as the assignment was conditional upon Pocketop fulfilling the terms of the employment contract.  Pocketop takes the position that the assignment of the intellectual property rights was unconditional.  The intellectual property rights in question relate to the Pocketop Wireless Keyboard, which is the subject of the OEM Agreement between Cyberhand and Pocketop.

8.B.  Significant Changes

Other than disclosed in this Annual Report, there have been no significant change has occurred since the date of the annual financial statements, and/or since the date of the most recent interim financial statements.

ITEM 9.  THE OFFER AND LISTING

9.A.4.  Common Share Trading Information

The Company's common shares began trading on the TSX Venture Exchange (formerly the Canadian Venture Stock Exchange) in Toronto, Ontario, Canada, on 8/27/2001.  The stock symbol is “BKCp”.  The CUSIP number is #111718-10-2.

Table No. 6 lists the volume of trading and high, low and closing sales prices for the Company's common shares for the last six months, last nine fiscal quarters, and the last two fiscal years.  The common shares of Brockton are currently listed on the TSX Venture Exchange under the trading symbol BKC.P.

The shares were halted on September 4, 2002, as a result of the Letter of Intent with Cyberhand.  At the time that the shares were halted the shares of the Company were trading at $0.30 per share.  Trading of the shares resumed on 5/1/2003 and were halted on 8/28/2003 as a result of the Company not having completed its Qualifying Transaction within 24 months from its original listing on the Exchange.  The shares last traded at $0.30 per share.

Table No. 6

TSX Venture Exchange

Common Shares Trading Activity

______________________________________________________________________________

______________________________________________________________________________

                                                                     - Sales -

  Period                                                      Canadian Dollars

   Ended                               Volume           High     Low   Closing

------------------------------------------------------------------------------

Monthly

12/31/2003                                nil          $----   $----     $----

11/30/2003                                nil          $----   $----     $----

10/31/2003                                nil          $----   $----     $----

 9/30/2003                                nil          $----   $----     $----

 8/31/2003                             10,000          $0.35   $0.30     $0.30

 7/31/2003                             19,000          $0.35   $0.20     $0.35

Quarterly

10/31/2003                             39,000          $0.45   $0.20     $0.35

 7/31/2003                             57,000          $0.45   $0.20     $0.35

 4/30/2003                             --,---          $-.--   $-.--     $-.--

 1/31/2003                             --,---          $-.--   $-.--     $-.--

10/31/2002                             33,000          $0.30   $0.26     $0.26

 7/31/2002                              4,000          $0.30   $0.28     $0.29

 4/30/2002                             15,500          $0.30   $0.27     $0.29

 1/31/2002                            108,500          $0.40   $0.27     $0.28

10/31/2001                          1,951,000          $0.32   $0.15     $0.26

Yearly

 4/30/2003                             37,000          $0.30   $0.26     $0.26

 4/30/2002                          2,075,000          $0.40   $0.15     $0.29

______________________________________________________________________________

______________________________________________________________________________

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

6) halting and suspending trading in the shares of companies; and

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

Refer to ITEM #9.A.4.

ITEM 10.  ADDITIONAL INFORMATION

10.A.  Share Capital

10.B.  Memorandum and Articles of Association

10.C.  Material Contracts

   --- No Disclosure Necessary ---

10.D.  Exchange Controls

Canada has no system of exchange controls.  There are no Canadian restrictions on the repatriation of capital or earnings of a Canadian public company to non-resident investors.  There are no laws in Canada or exchange restrictions affecting the remittance of dividends, profits, interest, royalties and other payments to non-resident holders of the Company's securities, except as discussed in ITEM 10, “Taxation” below.

10.E.  Taxation

Canadian Federal Income Tax Considerations

The following is a brief summary of the principal Canadian federal income tax consequences to a holder of common shares of the Company (a "U.S. Holder") who deals at arm's length with the Company, holds the shares as capital property and who, for the purposes of the Income Tax Act (Canada) (the "Act") and the Canada – United States Income Tax Convention (the "Treaty"), is at all relevant times resident in the United States, is not and is not deemed to be resident in Canada and does not use or hold and is not deemed to use or hold the shares in carrying on a business in Canada. Special rules, which are not discussed below, may apply to a U.S. Holder that is an insurer that carries on business in Canada and elsewhere.

This summary is of a general nature only and is not, and should not be interpreted as, legal or tax advice to any particular U.S. Holder and no representation is made with respect to the Canadian income tax consequences to any particular person. Accordingly, U.S. Holders are urged to consult their own tax advisors with respect to their particular circumstances.

Under the Act and the Treaty, a U.S. Holder of common shares will generally be subject to a 15% withholding tax on dividends paid or credited or deemed by the Act to have been paid or credited on such shares. The withholding tax rate is 5% where the U.S. Holder is a corporation that beneficially owns at least 10% of the voting shares of the Company and the dividends may be exempt from such withholding in the case of some U.S. Holders such as qualifying pension funds and charities.

In general, a U.S. Holder will not be subject to Canadian income tax on capital gains arising on the disposition of shares of the Company unless (i) at any time in the five-year period immediately preceding the disposition, 25% or more of the shares of any class or series of the capital stock of the Company was owned by (or was under option of or subject to an interest of) the U.S. holder or persons with whom the U.S. holder did not deal at arm's length, and (ii) the value of the common shares of the Company at the time of the disposition derives principally from real property (as defined in the Treaty) situated in Canada. For this purpose, the Treaty defines real property situated in Canada to include rights to explore for or exploit mineral deposits and other natural resources situated in Canada, rights to amounts computed by reference to the amount or value of production from such resources, certain other rights in respect of natural resources situated in Canada and shares of a corporation the value of whose shares is derived principally from real property situated in Canada.

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

Disposition of Common Shares

A Holder who disposes of a common share, including by deemed disposition on death, will not normally be subject to Canadian tax on any capital gain (or capital loss) thereby realized unless the common share constituted "taxable Canadian property" as defined by the Tax Act.  Generally, a common share of a public corporation will not constitute taxable Canadian property of a Holder if the share is listed on a prescribed stock exchange unless the Holder or persons with whom the Holder did not deal at arm's length alone or together held or held options to acquire, at any time within the five years preceding the disposition, 25% or more of the shares of any class of the capital stock of the Company.  The Toronto Stock Exchange is a prescribed stock exchange under the Tax Act.  A Holder who is a resident of the United States and realizes a capital gain on a disposition of a common share that was taxable Canadian property will nevertheless, by virtue of the Treaty, generally be exempt from Canadian tax thereon unless (a) more than 50% of the value of the common shares is derived from, or from an interest in, Canadian real estate, including Canadian mineral resource properties, (b) the common share formed part of the business property of a permanent establishment that the Holder has or had in Canada within the 12 month period preceding the disposition, or (c) the Holder is an individual who (i) was a resident of Canada at any time during the 10 years immediately preceding the disposition, and for a total of 120 months during any period of 20 consecutive years, preceding the disposition, and (ii) owned the common share when he ceased to be resident in Canada.

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

United States Taxation

The following is a brief summary of the principal United States income tax consequences to a holder of common shares of the Company (a "U.S. Holder") who deals at arm's length with the Company, holds the shares as capital property and who, for the purposes of the "Act" and on the "Treaty", is at all relevant times resident in the United States, is not and is not deemed to be resident in Canada and does not use or hold and is not deemed to use or hold the shares in carrying on a business in Canada.  For federal income tax purposes, an individual who is a citizen or resident of the United States or a domestic corporation ("U.S. Taxpayer") will recognize a gain or loss on the sale of the Company's common shares equal to the difference between the proceeds from such sale and the adjusted tax basis of the common shares.  The gain or loss will be a capital gain or capital loss if the Company's common shares are a capital asset in U.S. Taxpayer's hands.

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

Under a number of circumstances, an United States Investor acquiring shares of the Company may be required to file an information return with the Internal Revenue Service Center where they are required to file their tax returns with a duplicate copy to the Internal Revenue Service Center, Philadelphia, PA 19255.  In particular, any United States Investor who becomes the owner, directly or indirectly, of 10% or more of the shares of the Company will be required to file such a return.  Other filing requirements may apply, and United States Investors should consult their own tax advisors concerning these requirements.

The US Internal Revenue Code provides special anti-deferral rules regarding certain distributions received by US persons with respect to, and sales and other dispositions (including pledges) of stock of, a passive foreign investment company.  A foreign corporation, such as the Company, will be treated as a passive foreign investment company if 75% or more of its gross income is passive income for a taxable year or if the average percentage of its assets (by value) that produce, or are held for the production of, passive income is at least 50% for a taxable year.  The Company believes that it was not a passive foreign investment company for the taxable year ended 4/30/2002 and, furthermore, expects to conduct its affairs in such a manner so that it will not meet the criteria to be considered passive foreign investment company in the foreseeable future.

10.F.  Dividends and Paying Agents

The Company has not declared any dividends on its common shares for the last five years and does not anticipate that it will do so in the foreseeable future.  The present policy of the Company is to retain future earnings for use in its operations and the expansion of its business.

Notwithstanding the aforementioned: the Company is unaware of any dividend restrictions; has no specific procedure for the setting of the date of dividend entitlement; but might expect to set a record date for stock ownership to determine entitlement; has no specific procedures for non-resident holders to claim dividends, but might expect to mail their dividends in the same manner as resident holders.  The Company has not nominated any financial institutions to be the potential paying agents for dividends in the United States.

10.G.  Statement by Experts   --- No Disclosure Necessary ---

10.H.  Document on Display   --- No Disclosure Necessary ---

10.I.  Subsidiaries   --- No Disclosure Necessary ---

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

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

          --- No Disclosure Necessary ---

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY

          HOLDERS AND USE OF PROCEEDS   --- No Disclosure Necessary ---

ITEM 15.  CONTROLS AND PROCEDURES

The Board of Directors has overall responsibility for reviewing the Company's disclosure to ensure the Company provides full and plain disclosure to shareholders and other stakeholders.  The Board discharges its responsibilities through its committees, specifically, with respect to financial disclosure to the Audit Committee, which is responsible for reviewing the Company's financial reporting procedures and internal controls to ensure full and accurate disclosure of the Company's financial position.

Under the supervision and with the participation of the Company's management, including its Chief Financial Officer, the Company evaluated the effectiveness of the design and operation of its disclosure controls and procedures (as defined in Rule 13a-14(c) under the Exchange Act as of a date (the "Evaluation Date") within 90 days prior to the filing date of this report.  Based upon that evaluation, the Chief Financial Officer concluded that, as of the Evaluation Date, the Company's disclosure controls and procedures were effective in timely alerting them to the material information relating to the Company (or its consolidated subsidiaries) required to be included in the Company's periodic SEC filings.

There were no significant changes made in the Company's internal controls during the period covered by this annual report on Form 20-F or, to the Company's knowledge, in other factors that could significantly affect these controls subsequent to the date of their execution.

The Company's management, including the Chief Financial Officer, does not expect that its disclosure controls and procedures or internal controls and procedures will prevent all error and all fraud.  A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.  Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs.  Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected.  These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake.  Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control.  The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate.  Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

ITEM 16.  RESERVED

ITEM 16A.  Audit Committee Financial Expert   ---Not Applicable ---

ITEM 16B.  Code of Ethics   ---Not Applicable ---

ITEM 16C.  Principal Accountant Fees and Services   ---Not Applicable ---

ITEM 16D.  Exemptions from the Listing Standards for Audit Committees

           --- Not Applicable ---

PART III

ITEM 17.  FINANCIAL STATEMENTS

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP.

The financial statements as required under ITEM #17 are attached hereto and found immediately following the text of this Annual Report.  The audit report of Morgan & Company, independent Chartered Accountants, are included herein immediately preceding the financial statements and schedules.

Audited Financial Statements

  Auditor's Report, dated 9/12/2003

  Balance Sheets at 4/30/2003 and 4/30/2002

  Statements of Operations

    for Fiscal Year ended 4/30/2003

    for Fiscal Year ended 4/30/2002

    for Fiscal Year ended 4/30/2001

    Cumulative from Incorporation on 2/8/2000

  Statements of Cash Flows

    for Fiscal Year ended 4/30/2003

    for Fiscal Year ended 4/30/2002

    for Fiscal Year ended 4/30/2001

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

5.  Foreign Patents:                     No Disclosure Necessary

6.  Earnings Per Share Calculation:      No Disclosure Necessary

7.  Ratio of Earnings To Fixed Charges:  No Disclosure Necessary

8.  List of Subsidiaries:                No Disclosure Necessary

9.   Statement Regarding Date of Financial Statements: No Disclosure Necessary

10.  Notice Required by Rul3e 104 of Regulation BTR:   No Disclosure Necessary

11.  Code of Ethics as required by ITEM No. 16:        No Disclosure Necessary

12:  The certifications required by Rule 13a-14(a) or Rule 15d-14(a).......54

13.  The certifications required by Rule 13a-14(b) or Rule 15d-14(b) and

     Section 1350 of Chapter 63 of Title 18 of the United States Code      55

14.  Additional Exhibits:

       Incorporated by reference to the Registration Statement

       as amended and Form 6-Ks

BROCKTON CAPITAL CORP.

(A Development Stage Company)

REPORT AND FINANCIAL STATEMENTS

April 30, 2003

(Stated in Canadian Dollars)

AUDITORS' REPORT

To the Shareholders,

Brockton Capital Corp.

(A Development Stage Company)

We have audited the balance sheets of Brockton Capital Corp. (A Development Stage Company) as at April 30, 2003 and 2002 and the statements of operations and cash flows for each of the years in the three year period ended April 30, 2003 and for the period February 8, 2000 (Date of Incorporation) to April 30, 2003 and the statement of shareholders’ equity for the period February 8, 2000 (Date of Incorporation) to April 30, 2003.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at April 30, 2003 and 2002 and the results of its operations and its cash flows for each of the years in the three year period ended April 30, 2003 and for the period February 8, 2000 (Date of Incorporation) to April 30, 2003, in accordance with Canadian generally accepted accounting principles.  As required by the British Columbia Company Act, we report that, in our opinion, these principles have been applied on a  basis consistent with that of the preceding year.

Vancouver, Canada
September 12, 2003	Chartered Accountants

BROCKTON CAPITAL CORP.

(A Development Stage Company)

BALANCE SHEETS

April 30, 2003 and 2002

(Stated in Canadian Dollars)

	April 30,	April 30,
ASSETS	2003	2002
Current
Cash and cash equivalents	$ 187,149	$ 344,515
Amounts receivable	7,377	6,494
Prepaid expenses – Note 6	9,700	-
Notes and accrued interest receivable – Note 6	72,250	-

	276,476	351,009
Deferred investment expenses – Note 6	37,448	-

	$ 313,924	$ 351,009

LIABILITIES
Current
Accounts payable and accrued liabilities – Note 4	$ 20,381	$ 11,693

SHAREHOLDERS’ EQUITY
Share Capital – Note 3	371,592	371,592
Deficit	(78,049)	(32,276)

	293,543	339,316

	$ 313,924	$ 351,009

Nature and Continuance of Operations – Note 1

Commitments – Note 3

Subsequent Events – Notes 1 and 7

APPROVED BY THE DIRECTORS:

“Terry Amisano”	“Kevin Hanson”
, Director	, Director

SEE ACCOMPANYING NOTES

BROCKTON CAPITAL CORP.

(A Development Stage Company)

STATEMENTS OF OPERATIONS

for the years ended April 30, 2003, 2002 and 2001

and for the period from February 8, 2000 (Date of Incorporation) to April 30, 2003

(Stated in Canadian Dollars)

				February 8, 2000
				(Date of
				Incorporation) to
	Years ended April 30,			April 30,
	2003	2002	2001	2003
Administrative Expenses
Accounting, audit and legal – Note 4	$ 21,605	$ 20,273	$ 2,250	$ 44,128
Consulting fees	2,060	6,600	-	8,660
Equipment rental – Note 4	6,000	4,000	-	10,000
Filing fees	3,446	35	360	3,841
General and administrative	756	-	-	756
Interest and bank charges	268	227	257	864
Marketing	1,170	-	-	1,170
Office rent – Note 4	9,000	6,000	-	15,000
Office supplies – Note 4	3,178	2,000	-	5,178
Promotion	539	467	-	1,006
Transfer agent fees	4,087	4,531	250	8,868
Travel	4,529	-	1,913	6,442

Loss before other item	(56,638)	(44,133)	(5,030)	(105,913)
Interest income	10,865	9,823	6,327	27,864

Net income (loss) for the year	$ (45,773)	$ (34,310)	$ 1,297	$ (78,049)

Basic and diluted loss per share	$ (0.02)	$ (0.03)	$ (0.00)

Weighted average number of shares outstanding	1,837,500	1,363,542	-

SEE ACCOMPANYING NOTES

BROCKTON CAPITAL CORP.

(A Development Stage Company)

STATEMENTS OF CASH FLOWS

for the years ended April 30, 2003, 2002 and 2001

and for the period from February 8, 2000 (Date of Incorporation) to April 30, 2003

(Stated in Canadian Dollars)

				February 8, 2000
				(Date of Incor-
				poration) to
	Years ended April 30,			April 30,
	2003	2002	2001	2003
Operating Activities
Net income (loss) for the year	$ (45,773)	$ (34,310)	$ 1,297	$ (78,049)
Changes in non-cash working capital items related to operations:
Amounts receivable	(883)	(5,969)	(525)	(7,377)
Prepaid expenses	(9,700)	-	-	(9,700)
Accounts payable and accrued liabilities	8,688	(4,402)	16,095	20,381
Due to shareholders	-	-	(15,404)	-

Cash provided by (used in) operating activities	(47,668)	(44,681)	1,463	(74,745)

Investing Activities
Notes receivable	(72,250)	-	-	(72,250)
Deferred investment expenses	(37,448)	-	-	(37,448)

Cash used in investing activities	(109,698)	-	-	(109,698)

Financing Activities
Proceeds from shares issued	-	275,625	168,750	444,375
Share issue costs	-	(47,560)	(21,723)	(72,783)

Cash provided by (used in) financing activities	-	228,065	147,027	371,592

Increase (decrease) in cash and cash equivalents during the period	(157,366)	183,384	148,490	187,149

Cash and cash equivalents at the beginning of the period	344,515	161,131	12,641	-

Cash and cash equivalents at the end of the period	$ 187,149	$ 344,515	$ 161,131	$ 187,149

…/Cont’d

SEE ACCOMPANYING NOTES

BROCKTON CAPITAL CORP.  Continued

(A Development Stage Company)

STATEMENTS OF CASH FLOWS

for the years ended April 30, 2003, 2002 and 2001

and for the period from February 8, 2000 (Date of Incorporation) to April 30, 2003

(Stated in Canadian Dollars)

February 8, 2000
(Date of Incor-
poration) to
	Years ended April 30,			April 30,
	2003	2002	2001	2003
Cash and cash equivalents consist of:
Cash	$ 3,873	$ 19,515	$ 21,131	$ 3,873
Term deposits	183,276	325,000	140,000	183,276

	$ 187,149	$ 344,515	$ 161,131	$ 187,149

Supplemental disclosure of cash flow information:
Cash paid for:
Interest	$ -	$ -	$ -	$ -

Income taxes	$ -	$ -	$ -	$ -

SEE ACCOMPANYING NOTES

BROCKTON CAPITAL CORP.

(A Development Stage Company)

STATEMENT OF SHAREHOLDERS’ EQUITY

for the period from February 8, 2000 (Date of Incorporation) to April 30, 2003

(Stated in Canadian Dollars)

			Retained
			Earnings
			(Deficit)
			Accumulated
	Common Stock		during the
	Number of		Development
	Shares	Amount	Stage	Total

Balance, February 8, 2000 (Date of Incorporation)	-	$ -	$ -	$ -

Net income for the period	-	-	737	737

Balance, April 30, 2000	-	-	737	737

Cash received from share issuances at $0.075 per share	2,250,000	168,750	-	168,750

Net income for the year	-	-	1,297	1,297

Balance, April 30, 2001	2,250,000	168,750	2,034	170,784

Cash received from share issuances at $0.15 per share	1,837,500	275,625	-	275,625
Less share issue costs – Note 3(b)	-	(72,783)	-	(72,783)

Net loss for the year	-	-	(34,310)	(34,310)

Balance, April 30, 2002	4,087,500	371,592	(32,276)	339,316

Net loss for the year	-	-	(45,773)	(45,773)

Balance, April 30, 2003	4,087,500	$ 371,592	$ (78,049)	$ 293,543

SEE ACCOMPANYING NOTES

BROCKTON CAPITAL CORP.

(A Development Stage Company)

NOTES TO THE FINANCIAL STATEMENTS

April 30, 2003, 2002 and 2001

Note 1

Nature and Continuance of Operations

The Company is in the development stage and is classified as a Capital Pool Company as defined in the TSX Venture Exchange (“TSX”) Policy 2.4.

The Company’s continued operations as intended are dependent upon its ability to identify, evaluate and negotiate an acquisition of, a participation in or an investment of an interest in a Qualifying Transaction (as defined).  On August 28, 2003, trading in the shares of the Company were suspended as the Company had not completed its qualifying transaction within eighteen months of the Company’s listing.  At April 30, 2003, the Company had entered into a letter of intent as a Qualifying Transaction (Note 6).  The acquisition will be subject to shareholder and regulatory approval.

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

BROCKTON CAPITAL CORP.

(A Development Stage Company)

NOTES TO THE FINANCIAL STATEMENTS

April 30, 2003, 2002 and 2001

Note 2

Significant Accounting Policies – (cont’d)

(c)

Loss Per Share

Basic loss per share is computed by dividing the loss for the year by the weighted average number of shares outstanding during the year.  Diluted loss per share reflect the potential dilution that could occur if potentially dilutive securities were exercised or converted to common stock.  The dilutive effect of options and warrants and their equivalent is computed by application of the treasury stock method and the effect of convertible securities by the “if converted” method.  Fully diluted amounts are not presented when the effect of the computations are anti-dilutive due to the losses incurred.  Accordingly, there is no difference in the amounts presented for basic and diluted loss per share.

(d)

Financial Instruments

The carrying value of the Company’s financial instruments, consisting of cash and cash equivalents, amounts receivable and accounts payable and accrued liabilities approximate their fair value due to the short-term maturity of such instruments.  Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

(e)

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

(f)

Stock-based Compensation Plan

The Company has approved share purchase options which are detailed in Note 3.  No compensation expense is recognized for these plans when shares or share purchase options are issued to employees and directors.  Any consideration paid by employees and directors on the exercise of share purchase options or purchase of shares is credited to share capital.

BROCKTON CAPITAL CORP.

(A Development Stage Company)

NOTES TO THE FINANCIAL STATEMENTS

April 30, 2003, 2002 and 2001

Note 2

Significant Accounting Policies – (cont’d)

(f)

Stock-based Compensation Plan – (cont’d)

Effective for fiscal years beginning on or after January 1, 2002, public companies are required to adopt the new recommendations of the Canadian Institute of Chartered Accountants regarding accounting for Canadian Stock-based Compensation.  These new requirements require that all stock based payments to non-employees and direct awards of stock to employees be accounted for using a fair value based method of accounting.  However, the new standard permits the Company to continue its existing policy of not recording compensation cost on the grant of stock options to employees with the addition of pro-forma information.  The Company has elected to apply the pro forma disclosure provisions of the new standard to awards granted on or after May 1, 2002.

(g)

Deferred Investment Expenses

Deferred investment expenses comprise expenditures incurred in connection with the Company’s proposed transaction as described in Note 6.  The amount will be charged against the proposed transaction upon completion or charged to operations if the proposed transaction is unsuccessful.

Note 3

Share Capital – Notes 6 and 7

a)

Authorized:

100,000,000 common shares without par value

100,000,000 preferred shares without par value

b) Share Issue Costs:	Year ended April 30, 2002

Share issue costs incurred consist of the following:

Brokerage fees	$ 7,000
Commission	26,250
Filing fees	6,500
Legal fees	30,433
Other	2,600

$ 72,783

BROCKTON CAPITAL CORP.

(A Development Stage Company)

NOTES TO THE FINANCIAL STATEMENTS

April 30, 2003, 2002 and 2001

Note 3

Share Capital – Notes 6 and 7 – cont’d

c)

Escrow Shares:

At April 30, 2003, there were 2,250,000 common shares held in escrow.  Subject to Section 11(5) of Policy 2.4 of The TSX Venture Exchange (the “TSX”), following the completion of the Company’s Qualifying Transaction as required under the requirements of the British Columbia Securities Commission and the TSX, shares of the escrow shares will be released pro rata to the shareholders as follows :

a)

10% following the completion of the Qualifying Transaction;

b)

15% six months following the initial release;

c)

15% twelve months following the initial release;

d)

15% eighteen months following the initial release;

e)

15% twenty-four months following the initial release;

f)

15% thirty months following the initial release;  and

g)

15% thirty-six months following the initial release.

	April 30, 2003		April 30, 2002
		Weighted		Weighted
	Number	Average	Number	Average
	of	Exercise	of	Exercise
	Shares	Price	Shares	Price
Options outstanding and exercisable at beginning of year	487,500	$0.15	400,000	$0.15
Granted	-	-	175,000	$0.15
Exercised	-	-	(87,500)	$0.15
Cancelled	(97,500)	$0.15	-	-
Expired	(87,500)	$0.15	-	-

Options outstanding and exercisable at end of year	302,500	$0.15	487,500	$0.15

At April 30, 2003, directors and officers of the Company held the 302,500 common share purchase options outstanding. Each option entitles the holder to purchase one share at $0.15 per share, each exercisable on or before August 28, 2006.

BROCKTON CAPITAL CORP.

(A Development Stage Company)

NOTES TO THE FINANCIAL STATEMENTS

April 30, 2003, 2002 and 2001

Note 4

Related Party Transactions – Notes 3 and 7

The Company incurred the following expenses charged by a partnership controlled by two directors of the Company:

	Years ended April 30,
	2002	2002	2001
Accounting fees	$ 9,943	$ 13,292	$ -
Equipment rental	6,000	4,000	-
Office rental	9,000	6,000	-
Office supplies	3,000	2,000	-

	$ 27,943	$ 25,292	$ -

These charges were measured by the exchange amount, which is the amount agreed upon by the transacting parties.

At April 30, 2003, prepaid expenses includes $3,000 (2002:  $Nil) and accounts payable and accrued liabilities includes $3,000 (2002:  $8,997) to a partnership controlled by two directors of the Company.

Note 5

Corporation Income Tax Losses

At April 30, 2003, the Company has accumulated non-capital losses totaling $112,095 which are available to reduce taxable income in future taxation years.  These losses expire as follows:

2007	$ 420
2008	2,748
2009	48,867
2010	60,060

$ 112,095

The future income tax asset related to these losses have not been recorded in the financial statements as it is more likely than not that the assets will not be realized and a full valuation allowance has been made.

BROCKTON CAPITAL CORP.

(A Development Stage Company)

NOTES TO THE FINANCIAL STATEMENTS

April 30, 2003, 2002 and 2001

Note 6

Commitments – Notes 3 and 7

By a Letter of Intent dated September 4, 2002 and a formal agreement dated August 28, 2003, the Company agreed to acquire 100% of the common shares of a private company, Cyberhand Technologies Inc. (“Cyberhand”), in consideration for the issuance of 8,130,000 common shares of the Company at approximately $0.25 per share.  Cyberhand, incorporated in Alberta Canada, is developing new technologies specific to consumer electronics.  A finders fee will be payable upon closing of the transaction.  The entire transaction is subject to shareholder and regulatory approval, such approvals to be obtained on or before October 31, 2003.  This transaction will be accounted for by the purchase method, as a reverse take-over.

The Company has advanced a total of $69,280 to Cyberhand pursuant to two promissory notes and a grid promissory note, which bear interest at 10% per annum and are secured by general security agreements on the assets of Cyberhand.  The principal and interest is due and payable on the earlier of the closing of the formal agreement and the date the Letter of Intent is terminated by the parties.  Accrued interest to April 30, 2003 is $2,970.

The Company has incurred acquisition related expenses totalling $37,448 (included in deferred investment expenses) and paid a retainer of $5,000 (included in prepaid expenses) in respect to a sponsorship agreement.  Deferred expenses are comprised of the following:

Filing fees	$ 3,500
Legal fees	10,000
Miscellaneous expense	1,448
Sponsorship fees	22,500

$ 37,448

Also in connection with the aforementioned acquisition, the Company agreed to an agency agreement for an offering of up to $1,500,000.  The agent will be entitled to a commission of 4 to 10% of the offering and an agents warrant equal to an amount up to 15% of the total offering exercisable for two years.  The price per share and per warrant of the offering will be determined in accordance with the policies of the regulatory authorities and will be subject to regulatory approval.

BROCKTON CAPITAL CORP.

(A Development Stage Company)

NOTES TO THE FINANCIAL STATEMENTS

April 30, 2003, 2002 and 2001

Note 7

Subsequent Events – Notes 1 and 6

a)

On May 8, 2003 and September 9, 2003, the Company advanced $15,000 and $10,000 respectively, to Cyberhand pursuant to a grid promissory note on the same terms as detailed in Note 6.

b)

By a stock option agreement dated May 14, 2003, the Company granted 105,000 share purchase options to a director of the Company entitling him to acquire up to 105,000 common shares at $0.19 per share exercisable to May 14, 2008.  This option is subject to regulatory approval.

c)

By a share purchase agreement dated July 31, 2003, Cyberhand agreed to acquire 32% of the common shares of a private company, Pocketop Computer Corporation (“Pocketop”), in consideration for 500,000 common shares of the Cyberhand at $1.00 per share, which will be exchanged for 500,000 common shares of the Company on closing of the Cyberhand acquisition (Note 6).  In addition, loans payable owing to Pocketop totalling $380,000 will be paid as part of the purchase consideration.  Pocketop, a Canadian incorporated company, is developing innovations in the portable PDA market.  Cyberhand will have the option to purchase an additional 32% of the common shares of Pocketop for $833,333 for a term expiring May 25, 2005, to be paid either in cash or by the issuance of 833,333 common shares of the Company.  The proposed acquisition is subject to shareholder and regulatory approval.

SIGNATURE PAGE

Pursuant to the requirements of Section 12g of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Brockton Capital Corp. --- SEC File Number 0-49760

Registrant

Dated: Februry 13, 2004    By /s/ Kevin R. Hanson_____________________________

                                  Kevin R. Hanson, President/CEO/Director