Form 20-F
period 2004-04-30
BROCKTON CAPITAL CORP
filed 2004-10-29
CIK 1172298

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F

Annual Report

Fiscal 2004 Ended April 30, 2004

   [ ]   REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)

         OF THE SECURITIES EXCHANGE ACT OF 1934

OR

   [X]   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF

         THE SECURITIES EXCHANGE ACT OF 1934

OR

   [ ]  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF

        THE SECURITIES EXCHANGE ACT OF 1934

        For the transition period from __________ to ________

Commission file number:  000-49760

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

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 12 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past ninety days.            Yes xxx   No ___

Indicate by check mark which financial statement item the registrant has elected to follow:                                   Item 17 xxx   Item 18 ___

Index to Exhibits on Page 30

BROCKTON CAPITAL CORP.

FISCAL 2004 ENDED APRIL 30, 2004

ANNUAL REPORT

TABLE OF CONTENTS

Introduction..............................................................   3

PART I

PART II

Item 13. Default, Dividend Arrearages and Delinquencies...................  27

Item 14. Material Modifications to the Rights of

ITEM 16E   Purchases of Equity Securities by

            the Issuer and Affiliated Purchasers..........................  28

PART III

INTRODUCTION

Brockton Capital Corp. was organized under the laws of British Columbia, Canada.  In this Annual Report, the “Company”, “we”, “our” and “us” refer to Brockton Capital Corp. (unless the context otherwise requires).  Summary discussions of documents referred to in this Annual Report may not be complete and we refer you to the actual documents for more complete information.  Our principal corporate offices are located at 750 West Pender Street, #604, Vancouver, British Columbia  V6C 2T7.  Our telephone number is 604-689-0188.

BUSINESS OF BROCKTON CAPITAL CORP.

The Company has been appointed a non-exclusive distributor to market, sell and distribute in Canada the full product line of Cyberhand Technologies Inc. (“Cyberhand”), including the Pocketop wireless folding keyboard and other ergonomic mouse products.  The Company considers itself a computer peripheral distribution company.

FINANCIAL AND OTHER INFORMATION

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (“CDN$” or “$”).  The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (“US$”).

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 20-F contains forward-looking statements, principally in ITEM #4, “Information on the Company” and ITEM #5, “Management’s Discussion and Analysis of Financial Condition and Results of Operations”.  These statements may be identified by the use of words like “plan,” “expect,” “aim,” “believe,” “project,” “anticipate,” “intend,” “estimate,” “will,” “should,” “could” and similar expressions in connection with any discussion, expectation, or projection of future operating or financial performance, events or trends.  In particular, these include statements about the Company’s strategy for growth, property exploration, mineral prices, future performance or results of current or anticipated mineral production, interest rates, foreign exchange rates, and the outcome of contingencies, such as acquisitions and/or legal proceedings.

Forward-looking statements are based on certain assumptions and expectations of future events that are subject to risks and uncertainties.  Actual future results and trends may differ materially from historical results or those projected in any such forward-looking statements depending on a variety of factors, including, among other things, the factors discussed in this Annual Report under ITEM #3, “Key Information, Risk Factors” and factors described in documents that we may furnish from time to time to the Securities and Exchange Commission.  We undertake no obligation to update publicly or revise any forward-looking statements because of new information,

PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

         --- Not Applicable ---

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE.

         ---  No Disclosure Necessary ---

ITEM 3.  KEY INFORMATION.

3.A.1.  Selected Financial Data

3.A.2.  Selected Financial Data

The selected financial data of the Company for Fiscal 2004/2003/2002 ended April 30th was derived from the financial statements of the Company that have been audited by Morgan & Company, independent Chartered Accountants, as indicated in their audit report which is included elsewhere in this Annual Report.  The selected financial data of the Company for Fiscal 2001 ended April 30th and Fiscal 2000 ended December 31st was derived from the financial statements of the Company, not included herein.

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

Table No. 1 is derived from the financial statements of the Company, which have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP) and US Generally Accepted Auditing Standards (GAAS), the application of which, in the case of the Company, conforms in all material respects for the periods presented with US GAAP except as detailed in footnotes to the financial statements.

Table No. 1

Selected Financial Data

(CDN$ in 000, except per share data)

_______________________________________________________________________________________

_______________________________________________________________________________________

                                      Year       Year       Year       Year      Period

                                     Ended      Ended      Ended      Ended       Ended

                                 4/30/2004  4/30/2003  4/30/2002  4/30/2001  12/31/2000

Canadian and United States GAAP

Revenue                                  0          0          0          0           0

Operating Income                         0          0          0          0           0

Net Income (Loss)                    ($144)      ($46)      ($34)       ($1)         $2

Net Income (Loss) per Share         ($0.08)    ($0.02)    ($0.03)    ($0.00)      $0.00

Dividends Per Share                  $0.00      $0.00      $0.00      $0.00       $0.00

---------------------------------------------------------------------------------------

Weighted Average Number Shares (000)  1838       1838       1364          0           0

Period-end Shares Outstanding (000)   4088       4088       4088       2250        2250

---------------------------------------------------------------------------------------

Working Capital                       $150       $256       $339       $146        $147

Long-Term Debt                           0          0          0          0           0

Capital Stock                          372        372        372        169         169

Shareholders’ Equity                   150        294        339        171         170

Total Assets                           177        314        351        187         184

---------------------------------------------------------------------------------------

(1)  Fiscal 2003/2002 results restated to conform with Fiscal 2004 presentation.

(2)  The Company was incorporated 2/8/2000 and utilized a December 31st fiscal yearend;

     subsequent to the end of FY2000, the fiscal yearend was changed to April 30th.

(3)  Cumulative Net Loss since incorporation through 4/30/2004 was ($221,538).

(4)  Under both Canadian and US GAAP, contingently cancelable common shares are not included in the calculation of weighted-average number of shares used to determine Loss Per Share.  During Fiscal 2004/2003/2002/2001/2000,

     2,250,000 shares were excluded.  These shares were cancelled 7/28/2004.

_______________________________________________________________________________________

_______________________________________________________________________________________

3.A.3.  Exchange Rates

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (CDN$).  The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$).

Table No. 2 sets forth the rate of exchange for the Canadian Dollar at the end of Fiscal 2004/2003/2002/2001 ended April 30th and Fiscal 2000 ended December 31st, the average rates for the period, and the range of high and low rates for the period.  The data for each month during the most recent six months also is provided.

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

Table No. 2

U.S. Dollar/Canadian Dollar

______________________________________________________________________________

______________________________________________________________________________

                                             Average     High     Low    Close

September 2004                                           1.31     1.26    1.26

August 2004                                              1.33     1.30    1.31

July 2004                                                1.34     1.31    1.33

June 2004                                                1.38     1.34    1.34

May 2004                                                 1.40     1.36    1.37

April 2004                                               1.37     1.31    1.37

------------------------------------------------------------------------------

Fiscal Period Ended  4/30/2004                  1.34     1.42     1.29    1.37

Fiscal Period Ended  4/30/2003                  1.53     1.59     1.43    1.43

Fiscal Period Ended  4/30/2002                  1.56     1.61     1.51    1.57

Fiscal Period Ended  4/30/2001                  1.54     1.58     1.49    1.54

Fiscal Period Ended 12/31/2000                  1.50     1.56     1.44    1.50

______________________________________________________________________________

______________________________________________________________________________

3.B.  Capitalization and Indebtedness

   --- Not Applicable ---

3.C.  Reasons For The Offer And Use Of Proceeds

      --- Not Applicable ---

3.D.  Risk Factors

Investors may be disadvantaged because the Company is incorporated in Canada, which has different laws

The articles/by-laws and the laws of Canada are different from those typical in the United States.  The typical rights of investors in Canadian companies differ modestly from those in the United States; refer to the relevant sections which are discussed in Section 9.A.5 and Section 10.B of this Annual Report.  Such differences may cause investors legal difficulties.

As a “foreign private issuer”, the Company is exempt from the Section 14 proxy rules and Section 16 of the 1934 Securities Act

The submission of proxy and annual meeting of shareholder information (prepared to Canadian standards) on Form 6-K may result is shareholders having less complete and timely data.  The exemption from Section 16 rules regarding sales of common shares by insiders may result in shareholders having less data.

Key management employees may fail to properly carry out their duties or may leave which could negatively impact corporate operations and/or stock pricing

While engaged in the business of distributing computer peripherals, the nature of the Company’s business, its ability to develop a successful sales force, and to develop a competitive edge in the marketplace, depends, in large part, on its ability to attract and maintain qualified key management personnel.  Competition for such personnel is intense and the Company may not be able to attract and retain such personnel.  The Company’s growth will depend on the efforts of its Directors (Terry Amisano and Brad Kitchen) and its Senior Management (President/CEO/Director, Kevin Hanson and CFO/Corporate Secretary, Brian Hanson).  Loss of these individuals could have a material adverse effect on the Company.  The Company has no key-man life insurance and there are no written agreements with them.

Management and Directors are associated with other companies and such conflicts of interest and/or lack of attention to corporate affairs could have a negative impact on corporate operations and/or stock pricing

Certain of the Directors and Senior Management of the Company (specifically, Terry Amisano, Kevin Hanson, and Brad Kitchen) are also Directors and/or Senior Management and/or significant shareholders of other companies, refer to ITEM 6.A. for resumes.  As the Company is engaged in the business of distributing computer peripherals, such associations may give rise to conflicts of interest from time to time.  Law requires the directors of the Company to act honestly and in good faith with a view to the best interests of the Company and to disclose any interest that they may have in any project or opportunity of the Company.  If a conflict of interest arises at a meeting of the Board of Directors, any Director in a conflict must disclose his interest and abstain from voting on such matter.  In determining whether or not the Company will participate in any project or opportunity, the Directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at the time.  If not properly resolved, the Company could be placed at a disadvantage when considering which corporate activities or financings to pursue.

Principal Stockholders, Officers and Directors have substantial control regarding stock ownership; this concentration could lead to conflicts of interest and difficulties in the “public” investors effecting corporate changes, and could adversely affect the Company’s stock prices

The Company’s Senior Management, Directors and greater-than-five-percent stockholders (and their affiliates), acting together, have the ability to control substantially all matters submitted to the Company’s stockholders for approval (including the election and removal of directors and any merger, consolidation or sale of all or substantially all of the Company’s assets) and to control the Company’s management and affairs.  Accordingly, this concentration of ownership may have the effect of delaying, deferring or preventing a change in control of the Company, impeding a merger, consolidation, takeover or other business combination involving the Company or discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of the Company, which in turn could materially adversely affect the market price of the Company’s stock.

Employee/Director/Consultant Stock Options could lead to greater concentration of stock ownership among insiders and could lead to dilution of stock ownership which could lead to depressed stock prices

Because the success of the Company is highly dependent upon its respective employees, the Company has granted to some or all of its key employees, Directors and consultants options to purchase common shares as non-cash incentives.  To the extent that significant numbers of such options may be granted and exercised, the interests of the other stockholders of the Company may be diluted causing possible loss of investment value.

Lack of an Stock Exchange Trading Market for the Company’s Common Shares create a risk that investors might not be able to effect purchases/sales at prices that accurately reflect corporate value

The Company’s common shares last traded on the TSX Venture Exchange in August 2003 and the shares were voluntarily delisted in June 2004.  While management intends to seek a listing on the OTC Bulletin Board in the United States, there is no assurance that such a listing will happen.  The market for the common shares of the Company may be highly volatile for reasons both related to the performance of the Company or events pertaining to the industry (i.e., price fluctuation/technological change/competition) as well as factors unrelated to the Company or its industry.  The Company’s common shares can be expected to be subject to volatility in both price and volume arising from market expectations.  Stockholders of the Company may be unable to sell significant quantities of common shares in the public trading markets without a significant reduction in the price of the common shares.

The Company’s Need for Additional Financing to Implement Product Distribution could lead to the Company’s inability to successfully enter this business

The Company is engaged in the business of distributing computer peripherals.  The Company believes it has not sufficient funds to undertake its planned operations during Fiscal 2005.  Additional financing will be required to continue developing a sales force and to widely distribute its products.  The exploitation of the Company’s distributable products is dependent upon the Company’s ability to obtain financing through debt financing, equity financing, or other means.  Failure to obtain such financing may result in delay/indefinite postponement of product distribution, as well as the possible loss of the distribution agreement.  Such delays, and possible inability to proceed with planned operations could cause loss of investment value.

The Company’s History of Operating Losses is likely to continue leading to need for additional potentially unavailable financings and related problems

The Company has a history of losses: ($143,489), ($45,774) and ($34,310) in Fiscal 2004/2003/2002, respectively.  The Company will require significant additional funding to meet its long-term business objectives.  Capital may need to be available to help maintain and to expand distribution on the Company’s principal products.  The Company may not be able to obtain additional financing on reasonable terms, or at all.  If equity financing is required, then such financings could result in significant dilution to existing shareholders.  If the Company is unable to obtain sufficient financing, the Company might have to dramatically slow distribution efforts and/or lose control of distribution of its products.  The Company has historically obtained the preponderance of its financing through the issuance of equity.  There is no limit to the number of authorized common shares, and the Company has no current plans to obtain financing through means other than equity financing and/or loans.  Such losses and the resulting need for external financings could result in losses of investment value.

Broker-Dealers May Be Discouraged From Effecting Transactions In Our Common Shares Because They Are Penny Stocks And Are Subject To The Penny Stock Rules.

Rules 15g-1 through 15g-9 promulgated under the Securities Exchange Act of 1934, as amended, impose sales practice and disclosure requirements on NASD broker-dealers who make a market in "a penny stock".  A penny stock generally includes any non-NASDAQ equity security that has a market price of less than US$5.00 per share.  Our shares are quoted on the TSX Venture Exchange, and the price of our common shares ranged from CDN$0.20 (low) to CDN$0.45 (high) during the period from 1/1/2003 to 8/14/2003, trading at $0.30 on 8/14/2003, the last time the shares traded.  The additional sales practice and disclosure requirements imposed upon broker-dealers may discourage broker-dealers from effecting transactions in our shares, which could severely limit the market liquidity of the shares and impede the sale of our shares in the secondary market.

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

In addition, the penny stock regulations require the broker-dealer to deliver, prior to any transaction involving a penny stock, a disclosure schedule prepared by the US SEC relating to the penny stock market, unless the broker-dealer or the transaction is otherwise exempt.  A broker-dealer is also required to disclose commissions payable to the broker-dealer and the registered representative and current quotations for the securities.  Finally, a broker-dealer is required to send monthly statements disclosing recent price information with respect to the penny stock held in a customer's account and information with respect to the limited market in penny stocks.

U.S. Investors May Not Be Able to Enforce Their Civil Liabilities Against Us or Our Directors, Controlling Persons and Officers

It may be difficult to bring and enforce suits against the Company.  The Company is a corporation incorporated under the laws of British Columbia, Canada under the Company Act (British Columbia).  A majority of the Company's directors must be residents of Canada, and all or substantial portions of their assets are located outside of the United States, predominately in Canada.  As a result, it may be difficult for U.S. holders of our common shares to effect service of process on these persons within the United States or to realize in the United States upon judgments rendered against them.  In addition, a shareholder should not assume that the courts of Canada (i) would enforce judgments of U.S. courts obtained in actions against us or such persons predicated upon the civil liability provisions of the U.S. federal securities laws or other laws of the United States, or (ii) would enforce, in original actions, liabilities against us or such persons predicated upon the U.S. federal securities laws or other laws of the United States.

However, U.S. laws would generally be enforced by a Canadian court provided that those laws are not contrary to Canadian public policy, are not foreign penal laws or laws that deal with taxation or the taking of property by a foreign government and provided that they are in compliance with applicable Canadian legislation regarding the limitation of actions.  Also, a Canadian court would generally recognize a judgment obtained in a U.S. Court except, for example, where:

  a) the U.S. court where the judgment was rendered had no jurisdiction according to applicable Canadian law;

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

Critical Accounting Policies

Management is required to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period.  On a regular basis, we evaluate our estimates and assumptions.  We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources.  Actual results may differ from these estimates under different assumptions or conditions.  The significant accounting policies that are most critical to aid in fully understanding and evaluating reported financial results include: timing of revenue recognition and the expensing of distribution costs.

ITEM 4.  INFORMATION ON THE COMPANY

4.A. History and Development of the Company

Introduction

From September 2002 through March 2004, the Company attempted to acquire Cyberhand Technologies Inc. (“Cyberhand”), advancing $121,664 to Cyberhand.  In March 2004, the attempt was terminated because the acquisition could not be consummated within the specified time frame.

By a distributor agreement dated 7/5/2004, the Company acquired the non-exclusive right to market, sell and distribute in Canada the full product line of Cyberhand in consideration for the assignment of the balances owed on the promissory notes from Cyberhand ($121,664).  The Company agreed to purchase a minimum of 15,000 units on or before 7/5/2006.  Upon completion of this minimum order, the Company further agreed to purchase 50,000 units per month or forfeit its rights under this agreement.  As required by the agreements, the Company also purchased the initial order of 200 units.

The Company’s executive office is located at:

 750 West Pender Street, #604, Vancouver, British Columbia, Canada  V6C 2T7

 Telephone: (604) 689-0188

 Facsimile: (604) 689-9773.

 e-mail: khanson@amisanohanson.com

The Company’s registered office is located at:

 1100, 888 Dunsmuir St., Vancouver, BC, Canada  V6C 2T7

 Telephone: (604) 687-7077; and

 Facsimile: (604) 687-7099.

The contact person is:

  Kevin R. Hanson, President/CEO/Director.

The Company's fiscal year ends April 30th.

The Company has 100,000,000, without par value, common shares authorized and 100,000,000 preferred shares without par value authorized.  At 4/30/2004, the end of the Company's most recent fiscal year, there were 4,087,500 common shares issued and outstanding.  At 10/29/2004, there were 6,337,500 common shares issued/outstanding.

Incorporation/Initial Public Offering/Exchange Listing/Stock Trading

The Company was incorporated in British Columbia under the British Columbia Company Act on 2/8/2000 under the name "Brockton Capital Corp.”.

The Company’s initial public offering was completed on 7/5/2001, raising $262,500 from the sale of 1,750,000 common shares.

The Company's common shares began trading on the TSX Venture Exchange (formerly the Canadian Venture Stock Exchange) in Toronto, Ontario, Canada, on 8/27/2001.  The Company was a capital pool company pursuant to the policies of the TSX Venture Exchange, whereby the principal business of the Company was to identify and evaluate opportunities for the acquisition of an interest in assets or businesses (a “qualifying transaction”).

Effective 6/16/2004, the Company voluntarily delisted its common shares from the TSX Venture Exchange.  The Company took this action despite receiving conditional approval from the TSX Venture Exchange to complete its qualifying transaction to acquire Cyberhand.  The Company did not feel that it would have been able to satisfy all of the conditions set by the TSX Venture Exchange in a timely manner causing the Company to be at risk of defaulting on its agreement with Cyberhand.  The Company felt it must seek alternatives to maintaining its TSX Venture Exchange listing and intends to seek a listing on the OTC Bulletin Board.

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

  Fiscal 2000:  None

  Fiscal 2001:  Private Placements,      2,250,000 shares, $168,750

                Initial Public Offering; 1,750,000 shares, $262,500

  Fiscal 2002:  Option Exercise;            87,500 shares, $ 13,125

  Fiscal 2003:  None

  Fiscal 2004   None

  Fiscal 2005-to-Date: Private Placement, 4,500,000 shares, $4,500

Capital Expenditures

Fiscal 2000: None

Fiscal 2001: None

Fiscal 2001: None

Fiscal 2003: $69,280 of advances to Cyberhand;

             $37,448 in deferred acquisition expenses

Fiscal 2004: $49,414 of advances to Cyberhand

             $34,679 in deferred acquisition expenses

Fiscal 2005-to-Date: $nil

4.B.  BUSINESS OVERVIEW

From September 2002 through March 2004, the Company attempted to acquire Cyberhand Technologies Inc. (“Cyberhand”), advancing $121,664 to Cyberhand.  In March 2004, the attempt was terminated because the acquisition could not be consummated within the specified time frame.

By a distributor agreement dated 7/5/2004, the Company acquired the non-exclusive right to market, sell and distribute in Canada the full product line of Cyberhand in consideration for the assignment of the balances owed on the promissory notes from Cyberhand ($121,664).  The Company agreed to purchase a minimum of 15,000 units on or before 7/5/2006.  Upon completion of this minimum order, the Company further agreed to purchase 50,000 units per month or forfeit its rights under this agreement.  As required by the agreements, the Company also purchased the initial order of 200 units.

Cyberhand is a company that develops new technologies specific to consumer electronics.  Cyberhand is in the business of designing, manufacturing, marketing, selling, distribution and servicing ergonomically designed and more responsive computer hardware components.  These products are primarily:

• Game and Digital Controllers;

• Wireless Keyboards For Personal Digital Assistants (“PDAs”)

• Sophisticated Pointer or Mouse Product line; and

• Related peripherals such as Keyboards, Cameras, and Scanners.

United States vs. Foreign Sales/Assets

The Company has generated no sales revenue.

At 4/30/2004 and 4/30/2003, all assets were located in Canada.

Seasonality

Dependency upon Patents/Licenses/Contracts/Processes

Sources/Availability of Raw Materials

Material Effects of Government Regulations

--- No Disclosure Necessary ---

4.C. Organization Structure

The Company was incorporated in British Columbia under the British Columbia Company Act on 2/8/2000 under the name “Brockton Capital Corp.”.

4.D.  Property, Plant and Equipment

The Company’s executive offices are located in shared, rented premises of approximately 500 sq. ft. at 750 West Pender Street, #604, Vancouver, British Columbia, Canada  V6C 2T7.  The Company began occupying these facilities in February 2000.  Monthly rent is $750 and an additional $750 for office supplies and equipment.

The Company has no other material property or facilities.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion for Fiscal 2004/2003/2002 ended April 30th should be read in conjunction with the financial statements of the Company and the notes thereto, located elsewhere in this Annual Report.

Overview

During Fiscal 2002 ended 4/30/2002, the Company’s activity was primarily related to the completion of the Company’s initial public offering and the listing of the Company’s common shares for trading on the Canadian Venture Exchange (now the TSX Venture Exchange).

On 9/4/2002, the Company signed a letter of intent to acquire all of the common shares of Cyberhand.  On 8/28/2003, the Company entered into the Share Purchase Agreement whereby the Company agreed to acquire all of the issued and outstanding shares of Cyberhand.  During Fiscal 2003/2004, the Company advanced $109,280 plus accrued interest to Cyberhand pursuant to notes payable to fund that firms activities pending the proposed acquisition.  Consummation of the acquisition was subject to diligence, shareholder approval, a proposed financing, and regulatory approval.

Effective 6/16/2004, the Company voluntarily delisted its common shares from the TSX Venture Exchange.  The Company took this action despite receiving conditional approval from the TSX Venture Exchange to complete its qualifying transaction to acquire Cyberhand.  The Company did not feel that it would have been able to satisfy all of the conditions set by the TSX Venture Exchange in a timely manner causing the Company to be at risk of defaulting on its agreement with Cyberhand.  The Company felt it must seek alternatives to maintaining its TSX Venture Exchange listing and intends to seek a listing on the OTC Bulletin Board.

At 4/30/2004, there were 2,250,000 common shares held in escrow, whose release was subject to the policies of the TSX Venture Exchange.  On 7/29/2004, as a result of the voluntary delisting from the TSX Venture Exchange, the 2,250,000 escrowed common shares were cancelled and returned to the treasury.

In September 2004 (made effective 3/31/2004), the attempt to acquire Cyberhand was terminated because the acquisition could not be consummated within the specified time frame.

By a distributor agreement dated 7/5/2004, the Company acquired the non-exclusive right to market, sell and distribute in Canada the full product line of Cyberhand in consideration for the assignment of the balances owed on the promissory notes from Cyberhand ($121,664).  The Company agreed to purchase a minimum of 15,000 units on or before 7/5/2006.  Upon completion of this minimum order, the Company further agreed to purchase 50,000 units per month or forfeit its rights under this agreement.  As required by the agreements, the Company also purchased the initial order of 200 units.

At the Annual Shareholders’ Meeting held 9/28/2004, shareholders approved:

1.  A private placement of 4,500,000 common shares, to raise $4,500;

2.  A special resolution required pursuant to the Business Corporations Act

    (British Columbia), resulting from the voluntary delisting from the TSX

    Venture Exchange, to not liquidate the Company but to use the Company’s assets for another purpose; and

3.  A stock option plan.

Results of Operations

Administrative expenses totaled $83,836 for Fiscal 2004, a 48% increase from the $56,638 for the last fiscal period.  Increased corporate activity related to the attempted consummation of the Cyberhand acquisition and increased US regulatory costs were the primary causes for the higher costs.

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

The Company recorded interest income of $11,513, $10,865, and $9,823 for Fiscal 2004/2003/2002.  During Fiscal 2004, the Company wrote off $72,127 of deferred investment expenses related to the terminated attempt to acquire Cyberhand.

Net Income (Loss) was ($143,489), ($45,773), and ($34,310) for Fiscal 2004, Fiscal 2003 and Fiscal 2002, respectively.  Net Income (Loss) per Share was ($0.08), ($0.02), and ($0.03) for Fiscal 2004, Fiscal 2003 and Fiscal 2002, respectively.

Liquidity and Capital Resources

Fiscal 2004 Ended 4/30/2004

The Company had working capital of $150,054 as at 4/30/2004.

Cash Used by Fiscal 2004 Operating Activities totaled ($52,498), including the ($143,489) Net Loss.  Significant adjustments included $72,127 write-off of deferred investment expenses related to the terminated attempt to acquire Cyberhand and $18,864 in net changes in non-cash working capital items related to operations.  Cash Used in Fiscal 2004 Investing Activities was $84,093; with $49,419 in “Notes Receivable and Accrued Interest” representing advances to Cyberhand, and $34,679 representing deferred costs incurred with respect to the now-terminated attempt to acquire Cyberhand.  Cash Raised in Fiscal 2004 Financing Activities was $nil.

Fiscal 2003 Ended 4/30/2003

The Company had a working capital of $256,095 as at 4/30/2003.

Cash Used by Fiscal 2003 Operating Activities totaled ($47,668) including the ($45,773) Net Loss.  Significant adjustments included ($1,895) in net changes in non-cash working capital items.  Cash Used in Fiscal 2003 Investing Activities was $109,698, with $72,250 in Notes Receivable representing Promissory Note advances to Cyberhand and $37,448 representing deferred costs incurred with respect to the acquisition of Cyberhand.  Cash Raised in Fiscal 2003 Financing Activities was $nil.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES

6.A.  Directors and Senior Management

Table No. 3

Directors and Senior Management

October 29, 2004

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

                                                                 Date of First

                                                                   Election or

Name                            Position                 Age       Appointment

------------------------------------------------------------------------------

Terry M. Amisano (1)(2)         Director                  49     February 2000

Brian Hanson (4)                CFO/Secretary             58     February 2000

Kevin R. Hanson (1)(2)(3)       President/CEO/Director    47     February 2000

Brad Kitchen (1)(2)             Director                  42     February 2003

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

                               750 Pender Street #604

                               Vancouver, BC  Canada  V6C 2T7

______________________________________________________________________________

______________________________________________________________________________

Terry M. Amisano, a Director of the Company, a chartered accountant since 1985, is currently a partner with Amisano Hanson, Chartered Accountants, since 1991.  From 1985 to 1990, Mr. Amisano was the partner of Amisano & Co., Chartered Accountants.  Mr. Amisano is also the President and Chief Executive Officer of Zena Capital Corp., a mining company listed on the TSX Venture Exchange.

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

Kevin R. Hanson, President/CEO and a Director of the Company, has been a chartered accountant since 1983, a certified public accountant (CPA) since 2001, and is currently a partner with Amisano Hanson, Chartered Accountants, since 1991.  From 1987 to 1991, Mr. Hanson provided services as a controller of seven reporting public companies while working for Clark Consulting Services Inc.  From 1994 until 1998, Mr. Hanson served as a member of the Technical Subcommittee to the British Columbia Securities Commission and the Vancouver Stock Exchange; and again in 2003 to date.  Mr. Hanson is also a director of: Zena Capital Corp., a mining company listed on the TSX Venture Exchange.

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

6.B.  Compensation

Cash Compensation.  Total cash compensation accrued and/or paid (directly and/or indirectly) to all Directors/Senior Management during Fiscal 2004 ended 4/30/2004 was $nil.

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

Stock Options.  The Company grants stock options to Directors, Senior Management and employees; refer to ITEM #6.E., "Share Ownership".  No stock options were exercised during Fiscal 2004.  The 105,000 stock options granted during Fiscal 2004 to Brad Kitchen ($0.19 till 5/14/2008) were subsequently cancelled during Fiscal 2004.

Change of Control Remuneration.  The Company has no plans or arrangements in respect of remuneration received or that may be received by Executive Officers of the Company in Fiscal 2005 to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control, where the value of such compensation exceeds US$60,000 per Executive Officer.

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

Pension/Retirement Benefits.  No funds were set aside or accrued by the Company during Fiscal 2004 to provide pension, retirement or similar benefits for Directors or Executive Officers.

6.C.  Board Practices

6.C.1.  Terms of Office.  Refer to ITEM 6.A.1.

6.C.2.  Directors’ Service Contracts.  --- Not Applicable ---

6.C.3.  Board of Director Committees.

The Company has only an Audit Committee, which recommends to the Board of Directors the engagement of the independent auditors of the Company and reviews with the independent auditors the scope and results of the Company’s audits, the Company’s internal accounting controls, and the professional services furnished by the independent auditors to the Company.  The current members of the Audit Committee are: Terry M. Amisano, Kevin Hanson, and Brad Kitchen.  The Audit Committee met three times during Fiscal 2004 and has met twice during Fiscal 2005-to-date.

Shareholders adopted a charter for the Audit Committee at the September 2004 annual meeting, including:

Composition of the Committee

The committee will be composed of three directors from the Company’s Board of Directors, a majority of whom will be independent.  Independence of the Board members will be as defined by applicable legislation and as a minimum each committee member will have no direct or indirect relationship with the Company which, in the view of the board of directors, could reasonably interfere with the exercise of a member’s independent judgment.  All members of the committee will be financially literate as defined by applicable legislation.  If, upon appointment, a member of the committee is not financially literate as required, the person will be provided a three month period in which to achieve the required level of literacy.

Authority

The committee has the authority to engage independent counsel and other advisors as it deems necessary to carry out its duties and the committee will set the compensation for such advisors.  The committee has the authority to communicate directly with and to meet with the external auditors and the internal auditor, without management involvement.  This extends to requiring the external auditor to report directly to the committee.

Reporting

The reporting obligations of the committee will include:

1.  reporting to the board of directors on the proceedings of each committee meeting and on the committee’s recommendations at the next regularly scheduled directors’ meeting; and

2.  reviewing, and reporting to the board of directors on its concurrence with,

    the disclosure required by Form 52-110F2 in any management information circular prepared by the Company.

Audit Committee Charter

The audit committee is a committee of the board of directors to which the board delegates its responsibilities for the oversight of the accounting and financial reporting process and financial statement audits.  The audit committee will:

(a)  review and report to the board of directors of the Company on the following before they are published:

     (i)   the financial statements and management discussion and analysis

           (as defined in National Instrument 51-102) of the Company;

     (ii)  the auditor’s report, if any, prepared in relation to those financial statements,

(b)  review the Company’s annual and interim earnings press releases before the Company publicly discloses this information,

(c)  satisfy itself that adequate procedures are in place for the review of the Company’s public disclosure of financial information extracted or derived from the Company’s financial statements and periodically assess the adequacy of those procedures,

(d)  recommend to the board of directors:

     (i)   the external auditor to be nominated for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Company; and

     (ii)  the compensation of the external auditor,

(e)  oversee the work of the external auditor engaged for the purpose of preparing or issuing an auditor’s report or performing other audit,

     review or attest services for the Company, including the resolution of disagreements between management and the external auditor regarding financial reporting,

(f)  monitor, evaluate and report to the board of directors on the integrity of the financial reporting process and the system of internal controls that management and the board of directors have established,

(g)  monitor the management of the principal risks that could impact the financial reporting of the Company,

(h)  establish procedures for:

     (i)   the receipt, retention and treatment of complaints received by the

           Company regarding accounting, internal accounting controls, or auditing matters; and

     (ii)  the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters,

(i)  pre-approve all non-audit services to be provided to the Company or its subsidiary entities by the Company’s external auditor,

(j)  review and approve the Company’s hiring policies regarding partners,

     employees and former partners and employees of the present and former external auditor of the Company, and

(k)  with respect to ensuring the integrity of disclosure controls and internal controls over financial reporting, understand the process utilized by the Chief Executive Officer and the Chief Financial Officer

     to comply with Multilateral Instrument 52-109.

6.D.  Employees

As of 10/29/2004, the Company had two employees, the President/CEO and the CFO/Secretary.  As of 4/30/2004, 4/30/2003, and 4/30/2002, there were two and two employees (including the Senior Management), respectively.  None of the Company's employees are covered by collective bargaining agreements.

6.E.  Share Ownership

Table No. 4 lists, as of 10/29/2004, Directors and Executive Officers who beneficially own the Company's voting securities and the amount of the Company's voting securities owned by the Directors and Executive Officers as a group.  The Company is unaware of any other persons/companies where that shareholder has 5% or greater beneficial interest in the Company’s securities.

Table No. 4

Shareholdings of Directors and Executive Officers

Shareholdings of 5% Shareholders

______________________________________________________________________________

______________________________________________________________________________

Title                                              Amount and Nature   Percent

  of                                                   of Beneficial        of

Class    Name of Beneficial Owner                          Ownership   Class #

------------------------------------------------------------------------------

Common   Terry M. Amisano (1)                                500,000      7.9%

Common   Kevin R. Hanson (2)                                 500,000      7.9%

Common   Brad Kitchen                                        250,000      4.0%

Common   Brian Hanson (4)                                     10,000      0.0%

Total Directors/Officers                                   1,260,000     19.7%

------------------------------------------------------------------------------

(1)   97,500 represent currently exercisable stock options.

     Excludes 200,000 shares owned by members of his family, where he disavows beneficial interest and does not have voting or disposition control.

(2)  195,000 represent currently exercisable stock options.

     Excludes 80,000 shares owned by members of his family (other than Brian Hanson)  where he disavows beneficial interest and does not have voting or disposition control.

(3)   10,000 represent currently exercisable stock options.

     Excludes 80,000 shares owned by members of his family

     (excluding Kevin Hanson), where he disavows beneficial interest and does not have voting or disposition control.

 #  Based on 6,337,500 shares outstanding as of 10/29/2004 and stock options held by each beneficial holder exercisable within sixty days.

______________________________________________________________________________

______________________________________________________________________________

*

Stock Options.  The Company has not maintained a formal plan under which stock options were granted.  While the common shares were listed on the TSX Venture Exchange, the terms of incentive options grantable by the Company were done in accordance with the rules and policies of the TSX Venture Exchange and the British Columbia Securities Commission, including the number of common shares under option, the exercise price and expiry date of such options, and any amendments thereto.

The Company adopted a formal written stock option plan (the “Stock Option Plan”) on 9/28/2004.  The Stock Option Plan consists of authorized but un-issued common shares of the Company and is limited to 20% of the issued shares of the Company at the time of any granting of options (on a non-diluted basis).  Any previously granted options will be deemed to be accepted into and governed by the Stock Option Plan, and if any options granted expire or terminate for any reason without having been exercised in full, the un-purchased shares shall again be available under the Stock Option Plan.  The Stock Option Plan will provide for options to vest in such manner as may be determined by the Plan Administrator, or in the absence of such body, the Board of Directors.  The minimum exercise price of any options issued under the Stock Option Plan will be determined by the Board of Directors at the time of grant.  Options granted will expire 30 days after an optionee ceases to be involved with the Company.

Although the Company has the right to create a multi-year vesting schedule, all existing granted stock options were vested upon granting.

The names and titles of the Directors/Executive Officers of the Company to whom outstanding stock options have been granted and the number of common shares subject to such options are set forth in Table No. 5 as of 10/29/2004, as well as the number of options granted to Directors and all employees as a group.

Table No. 5

Stock Options Outstanding

______________________________________________________________________________

______________________________________________________________________________

                             Number of Shares of    CDN$

                                          Common    Exer.      Grant   Expir’n

Name                                       Stock    Price       Date      Date

------------------------------------------------------------------------------

Kevin R. Hanson                          195,000    $0.15    4/27/01   8/28/06

Terry M. Amisano                          97,500    $0.15    4/27/01   8/28/06

Brian A. Hanson                           10,000    $0.15    4/27/01   8/28/06

Total Officers/Directors                 302,500

Total Officers/Directors/Employees       302,500

______________________________________________________________________________

______________________________________________________________________________

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A.  Major Shareholders.

7.A.1.a.  Holdings By Major Shareholders.

Refer to ITEM #6.E. and Table No. 4.

7.A.1.b.  Significant Changes in Major Shareholders’ Holdings.

Effective 4/25/2003, Michael Weingarten sold his 450,000 shares equally to Kevin Hanson and Terry Amisano.  Effective 7/28/2004, the 2,250,000 escrowed common shares owned at 4/30/2004 by the four individuals were cancelled.  Effective 10/29/2004, these four individuals participated in a private placement of common shares.

______________________________________________________________________________

                                       Shares     Shares     Shares     Shares

                                        Owned      Owned      Owned      Owned

                                   10/29/2004  4/30/2004  4/30/2003  4/30/2002

------------------------------------------------------------------------------

Terry Amisano                         500,000    675,000    675,000    450,000

Kevin Hanson                          500,000    675,000    675,000    450,000

Alan Crawford                         250,000    450,000    450,000    450,000

Gregory  Burnett                      250,000    450,000    450,000    450,000

Michael Weingarten                          0          0          0    450,000

______________________________________________________________________________

7.A.1.c.  Different Voting Rights.  The Company’s major shareholders do not have different voting rights.

7.A.2.  Canadian Share Ownership.  The Company's common shares are issued in registered form and the following information is taken from the records of Pacific Corporate Trust Company (located in Vancouver, British Columbia, Canada), the registrar and transfer agent for the common shares.

On 8/24/2004, the shareholders' list for the Company's common shares showed three registered shareholders and 1,837,500 shares issued and outstanding.  All these shareholders were Canadian residents.

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

7.A.4.  Change of Control of Company Arrangements.

  --– No Disclosure Necessary –--

7.B.  Related Party Transactions

Shared Office

The Company’s executive offices are located in facilities shared with Amisano Hanson, Chartered Accountants.  Terry Amisano and Kevin Hanson are principles of Amisano Hanson, Chartered Accountants.  The Company paid $9,000, $9,000, and $6,000 in office rental to Amisano Hanson during Fiscal 2004/2003/2002, respectively.  The Company also paid $6,000, $6,000, and $4,000 for equipment rental during Fiscal 2004/2003/2002; the Company also paid $3,000, $3,000, and $2,000 for office supplies during Fiscal 2004/2003/2002.

Accounting Fees

The Company has paid accounting fees of $16,109, $9,943 and $13,292 to Amisano Hanson during Fiscal 2004/2003/2002, respectively.

Cancelled Escrowed Shares

Effective 7/28/200410, the 2,250,000 escrowed common shares owned by insiders were cancelled: Kevin Hanson = 675,000; Terry Amisano = 675,000; Alan Crawford = 450,000; and Gregory Burnett = 450,000.  This action was taken pursuant to Canadian regulations following the Company’s voluntary delisting from the TSX Venture Exchange.

October 2004 Private Placement

Effective 10/29/2004, the Company completed a private placement of 4,500,000 common shares at a price of $0.001 per share, raising $4,500.

Name                                  Number

Terry Amisano                 500,000 Shares

Kevin Hanson                  500,000 Shares

Brad Kitchen                  250,000 Shares

Alpine Capital AG.            250,000 Shares

Charles Amisano               250,000 Shares

Gregory Burnett               250,000 Shares

Carrie Clark                  250,000 Shares

Alan Crawford                 250,000 Shares

Alice Crawford                250,000 Shares

Heather Crawford              250,000 Shares

Goldbridge Resources Ltd.     250,000 Shares

Global Capital Group Ltd.     250,000 Shares

Andrew Gross                  250,000 Shares

Gloria Gross                  250,000 Shares

Ken Peterson                  250,000 Shares

674811 B.C. Ltd.              250,000 Shares

The shares to be issued to Messrs. Greg Burnett, Alan Crawford, Kevin Hanson and Terry Amisano were issued so as to partially replace common shares previously held by each of the individuals in escrow which were cancelled at the direction of the TSX Venture Exchange as a result of the Company’s shares being de-listed from the TSX Venture Exchange on 6/16/2004.  The shares held in escrow had originally been purchased by each of such individuals at $0.075 per share.  Each of Greg Burnett and Alan Crawford held 450,000 shares, and each of Terry Amisano and Kevin Hanson held 675,000 shares.

The shares issued to each of the other subscribers were not issued to replace any cancelled escrow shares, but rather to serve as an incentive to such individuals who the Company’s Directors believe will provide financial support to the Company in the future.

Due to the non-arms’ length relationship of certain of the parties to whom the shares were issued and the fact that the shares were issued at a price of $0.001 per share, the Company asked for and received shareholder approval for this private placement at the 9/28/2004 Annual General Meeting of Shareholders; any outstanding shares held by the foregoing individuals were not counted in determining whether such resolution passed.

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

Audited Financial Statements

for Fiscal 2004 Ended April 30th

    Fiscal 2003 Ended April 30th

    Fiscal 2002 Ended April 30th

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

ITEM 9.  THE OFFER AND LISTING

9.A.4.  Common Share Trading Information

The Company's common shares began trading on the TSX Venture Exchange (formerly the Canadian Venture Stock Exchange) in Toronto, Ontario, Canada, on 8/27/2001.  The trading symbol was BKCp.v.  The CUSIP number is #111718-10-2.

The shares were halted on 9/4/2002, as a result of the Letter of Intent with Cyberhand.  At the time that the shares were halted the shares of the Company were trading at $0.30 per share.  Trading of the shares resumed on 5/1/2003 and were halted on 8/28/2003 as a result of the Company not having completed its qualifying transaction within 24 months from its original listing on the Exchange.  The shares last traded at $0.30 per share on 8/14/2003.

Effective 6/16/2004, the Company voluntarily delisted its common shares from the TSX Venture Exchange.  The Company took this action despite receiving conditional approval from the TSX Venture Exchange to complete its qualifying transaction to acquire Cyberhand.  The Company did not feel that it would have been able to satisfy all of the conditions set by the TSX Venture Exchange in a timely manner causing the Company to be at risk of defaulting on its agreement with Cyberhand.  The Company felt it must seek alternatives to maintaining its TSX Venture Exchange listing and intends to seek a listing on the OTC Bulletin Board.

Table No. 6 lists the volume of trading and high, low and closing sales prices for the Company's common shares for the last six months, last nine fiscal quarters, and the last three fiscal years.

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

                                                                     - Sales -

  Period                                                      Canadian Dollars

   Ended                               Volume           High     Low   Closing

------------------------------------------------------------------------------

Monthly

 9/30/2004                           delisted

 8/31/2004                           delisted

 7/31/2004                                nil

 6/30/2004                                nil

 5/31/2004                                nil

 4/30/2004                                nil

Quarterly

 7/31/2004                                nil

 4/30/2004                                nil

 1/31/2004                                nil

10/31/2003                             39,000          $0.45   $0.20     $0.35

 7/31/2003                             57,000          $0.45   $0.20     $0.35

 4/30/2003                                nil

 1/31/2003                                nil

10/31/2002                             33,000          $0.30   $0.26     $0.26

 7/31/2002                              4,000          $0.30   $0.28     $0.29

Yearly

 4/30/2004                             96,000          $0.45   $0.20     $0.35

 4/30/2003                             37,000          $0.30   $0.26     $0.26

 4/30/2002                          2,075,000          $0.40   $0.15     $0.29

______________________________________________________________________________

______________________________________________________________________________

9.B.  Plan of Distributions

   --- Not Applicable ---

9.C.  Stock Exchanges Identified

The common shares do not trade on any exchange.

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

Restrictions on Share Ownership by Non-Canadians

There are no limitations under the laws of Canada or in the organizing documents of the Company on the right of foreigners to hold or vote securities of the Company, except that the Investment Canada Act may require review and approval by the Minister of Industry (Canada) of certain acquisitions of “control” of the Company by a “non-Canadian”.  The threshold for acquisitions of control is generally defined as being one-third or more of the voting shares of the Company.  “Non-Canadian” generally means an individual who is not a Canadian citizen, or a corporation, partnership, trust or joint venture that is ultimately controlled by non-Canadians.

10.E  Taxation

The following is a brief summary of all material principal Canadian federal income tax consequences to a holder of common shares of the Company (a "U.S. Holder") who deals at arm's length with the Company, holds the shares as capital property and who, for the purposes of the Income Tax Act (Canada) (the "Act") and the Canada – United States Income Tax Convention (the "Treaty"), is at all relevant times resident in the United States, is not and is not deemed to be resident in Canada and does not use or hold and is not deemed to use or hold the shares in carrying on a business in Canada. Special rules, which are not discussed below, may apply to a U.S. Holder that is an insurer that carries on business in Canada and elsewhere.

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

The US Internal Revenue Code provides special anti-deferral rules regarding certain distributions received by US persons with respect to, and sales and other dispositions (including pledges) of stock of, a passive foreign investment company.  A foreign corporation, such as the Company, will be treated as a passive foreign investment company if 75% or more of its gross income is passive income for a taxable year or if the average percentage of its assets (by value) that produce, or are held for the production of, passive income is at least 50% for a taxable year.  The Company believes that it was not a passive foreign investment company for the taxable year ended 5/31/2002 and, furthermore, expects to conduct its affairs in such a manner so that it will not meet the criteria to be considered passive foreign investment company in the foreseeable future.

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

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

          --- No Disclosure Necessary ---

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY

          HOLDERS AND USE OF PROCEEDS   --- No Disclosure Necessary ---

ITEM 15.  CONTROLS AND PROCEDURES

The Company carried out an evaluation, under the supervision and with the participation of the Company’s management, including the Company’s President and Chief Financial Officer, of the effectiveness of the design and operation of the Company’s “disclosure controls and procedures” [as defined in the Exchange Act Rule 13a-15(e)] as of the end of the period covered by this report.  Based upon that evaluation, the President and Chief Financial Officer concluded that the Company’s disclosure controls and procedures are effective in timely alerting them to material information relating to the Company required to be included in the Company’s periodic SEC filings, and that information is recorded, processed, summarized and reported as and when required.

There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures.  Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

There was no significant change in the Company’s internal control over financial reporting that occurred during the Company’s most recently completed fiscal year ended 4/30/2004 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.  Nor were there any significant deficiencies or material weaknesses in the Company's internal controls requiring corrective actions.

ITEM 16.  RESERVED

ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT

The Company does not have an “audit committee financial expert” serving on its audit committee.  The Company’s Audit Committee consists of two unrelated directors and the President of the Company, all of whom are both financially literate and very knowledgeable about the Company’s affairs.  Because the Company’s structure and operations are straightforward, the Company does not find it necessary to augment its Board with a “financial expert”.

ITEM 16B.  CODE OF ETHICS

The Company has not adopted a written ”code of ethics” that meets the new United States' Sarbanes-Oxley standards; the Board of Directors believes that existing Canadian standards and procedures is adequate for its purposes.  The Company has not seen any need to adopt a written code of ethics on the basis that its corporate culture effectively deters wrongdoing and promotes honest and ethical conduct, full, fair and accurate, timely, and understandable disclosure in reports and documents, the compliance with applicable governmental laws, rules and regulations; the prompt internal reporting.

Item 16C. PRINCIPAL ACCOUNTIING FEES AND SERVICES

The audit committee is directly responsible for the appointment, compensation and oversight of auditors; the audit committee has in place procedures for receiving complaints and concerns about accounting and auditing matters; and has the authority and the funding to engage independent counsel and other outside advisors.

The Audit Committee may delegate to one or more designated members of the Audit Committee the authority to grant pre-approvals required by this policy / procedure.  The decisions of any Audit Committee member to whom authority is delegated to pre-approve a service shall be presented to the full Audit Committee at its next scheduled meeting.

In accordance with the requirements of the US Sarbanes-Oxley Act of 2002 and rules issued by the Securities and Exchange Commission, we introduced a procedure for the review and pre-approval of any services performed by Morgan & Company, including audit services, audit related services, tax services and other services.  The procedure requires that all proposed engagements of Morgan & Company for audit and permitted non-audit services are submitted to the finance and audit committee for approval prior to the beginning of any such services.

Fees, including reimbursements for expenses, for professional services rendered by Morgan & Company to the Company were:

______________________________________________________________________________

Fiscal Year ended April 30, 2004 and 2003          Fiscal Year     Fiscal Year

Principal Accountant Fees and Services                    2004            2003

------------------------------------------------------------------------------

Audit Fees                                             $13,625          $2,600

Audit Related Fees                                        $nil            $nil

Tax Fees                                                  $nil            $nil

All Other Fees                                         ___$nil          __$nil

Total                                                  $13,625          $2,600

______________________________________________________________________________

ITEM 16D.  EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

           --- No Disclosure Necessary ---

ITEM 16E.  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

           --- No Disclosure Necessary ---

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

Audited Financial Statements

  Auditor's Report, dated 8/16/2004

  Balance Sheets at 4/30/2004 and 4/30/2003

  Statements of Operations

    for Fiscal Year ended 4/30/2004

    for Fiscal Year ended 4/30/2003

    for Fiscal Year ended 4/30/2002

    Cumulative from Incorporation on 2/8/2000

  Statements of Cash Flows

    for Fiscal Year ended 4/30/2004

    for Fiscal Year ended 4/30/2003

    for Fiscal Year ended 4/30/2002

    Cumulative from Incorporation on 2/8/2000

  Statements of Shareholders’ Equity

    Cumulative from Incorporation on 2/8/2000

  Notes to Financial Statements

ITEM 18.  FINANCIAL STATEMENTS

The Company has elected to provide financial statements pursuant to ITEM #17.

ITEM 19.  EXHIBITS

1.  Articles of Incorporation/Bylaws as currently in effect:

      Incorporated by reference to the Registration Statement and Form 6-K’s

2.  Instruments defining the rights of holders of equity or debt securities being registered.

       --- Refer to Exhibit No. 1 ---

3.  Voting Trust Agreements:             No Disclosure Necessary

4.  Material Contracts:

       Incorporated by reference to the Registration Statement and Form 6-K’s

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

7.  Ratio of Earnings To Fixed Charges:  No Disclosure Necessary

8.  List of Subsidiaries:                No Disclosure Necessary

9.   Statement Regarding Date of Financial Statements: No Disclosure Necessary

10.  Notice Required by Rul3e 104 of Regulation BTR:   No Disclosure Necessary

11.  Code of Ethics as required by ITEM No. 16:        No Disclosure Necessary

12:  The certifications required by Rule 13a-14(a) or Rule 15d-14(a)....... 46

13.  The certifications required by Rule 13a-14(b) or Rule 15d-14(b) and

     Section 1350 of Chapter 63 of Title 18 of the United States Code       48

14.  Legal Opinion:  No Disclosure Necessary

15.  Additional Exhibits:

       Incorporated by reference to the Registration Statement and Form 6-K’s

BROCKTON CAPITAL CORP.

(A Development Stage Company)

REPORT AND FINANCIAL STATEMENTS

April 30, 2004

(Stated in Canadian Dollars)

AUDITORS' REPORT

To the Shareholders,

Brockton Capital Corp.

(A Development Stage Company)

We have audited the balance sheets of Brockton Capital Corp. (A Development Stage Company) as at April 30, 2004 and 2003 and the statements of operations and cash flows for each of the years in the three year period ended April 30, 2004 and for the period February 8, 2000 (Date of Incorporation) to April 30, 2004 and the statement of shareholders’ equity for the period February 8, 2000 (Date of Incorporation) to April 30, 2004.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at April 30, 2004 and 2003 and the results of its operations and its cash flows for each of the years in the three year period ended April 30, 2004 and for the period February 8, 2000 (Date of Incorporation) to April 30, 2004, in accordance with Canadian generally accepted accounting principles.

"Morgan & Company"

Vancouver, Canada	"Morgan & Company"
August 16, 2004	Chartered Accountants

BROCKTON CAPITAL CORP.

(A Development Stage Company)

BALANCE SHEETS

April 30, 2004 and 2003

(Stated in Canadian Dollars)

ASSETS	2004	2003
Current
Cash and cash equivalents	$50,558	$187,149
GST receivable	4,327	5,585
Interest receivable	-	1,792
Prepaid expenses – Note 4	-	9,700
Notes and accrued interest receivable – Note 6	121,664	72,250

	176,549	276,476
Deferred investment expenses – Note 6	-	37,448

	$176,549	$313,924

LIABILITIES
Current
Accounts payable and accrued liabilities – Note 4	$26,495	$20,381

SHAREHOLDERS’ EQUITY
Share Capital – Note 3	371,592	371,592
Deficit	(221,538)	(78,049)

	150,054	293,543

	$176,549	$313,924

Nature and Continuance of Operations – Note 1

Commitments – Note 6

Subsequent Events – Notes 1 and 7

APPROVED BY THE DIRECTORS:

“Terry Amisano”	“Kevin Hanson”
, Director	, Director

SEE ACCOMPANYING NOTES

BROCKTON CAPITAL CORP.

(A Development Stage Company)

STATEMENTS OF OPERATIONS

for the years ended April 30, 2004, 2003 and 2002

and for the period from February 8, 2000 (Date of Incorporation) to April 30, 2004

(Stated in Canadian Dollars)

				February 8, 2000
				(Date of Incor-
				poration) to
	Years ended April 30,			April 30,
	2004	2003	2002	2004
Administrative Expenses
Accounting, audit and legal – Note 4	$37,820	$21,605	$20,273	$81,948
Consulting fees	1,826	2,060	6,600	10,486
Equipment rental – Note 4	6,000	6,000	4,000	16,000
Filing fees	3,188	3,446	35	7,029
General and administrative	2,974	756	-	3,730
Interest and bank charges	422	268	227	1,286
Investor relations	6,339	-	-	6,339
Marketing	-	1,170	-	1,170
Office rent – Note 4	9,000	9,000	6,000	24,000
Office supplies – Note 4	3,000	3,178	2,000	8,178
Promotion	1,677	539	467	2,683
Transfer agent fees	9,861	4,087	4,531	18,729
Travel	1,729	4,529	-	8,171

Loss before other items	(83,836)	(56,638)	(44,133)	(189,749)
Other items:
Other income	961	-	-	961
Interest income	11,513	10,865	9,823	39,377
Write-off of deferred investment expenses	(72,127)	-	-	(72,127)

Net loss for the year	$(143,489)	$(45,773)	$(34,310)	$(221,538)

Basic and diluted loss per share	$(0.08)	$(0.02)	$(0.03)

Weighted average number of shares outstanding	1,837,500	1,837,500	1,363,542

SEE ACCOMPANYING NOTES

BROCKTON CAPITAL CORP.

(A Development Stage Company)

STATEMENTS OF CASH FLOWS

for the years ended April 30, 2004, 2003 and 2002

and for the period from February 8, 2000 (Date of Incorporation) to April 30, 2004

(Stated in Canadian Dollars)

				February 8, 2000
				(Date of Incor-
				poration) to
	Years ended April 30,			April 30,
	2004	2003	2002	2004
Operating Activities
Net loss for the year	$(143,489)	$(45,773)	$(34,310)	$(221,538)
Add (deduct) items not involving cash:
Write-off of deferred investment expenses	72,127	-	-	72,127
Changes in non-cash working capital items related to operations:
GST and interest receivable	3,050	(883)	(5,969)	(4,327)
Prepaid expenses	9,700	(9,700)	-	-
Accounts payable and accrued liabilities	6,114	8,688	(4,402)	26,495

Cash used in operating activities	(52,498)	(47,668)	(44,681)	(127,243)

Investing Activities
Notes and accrued interest receivable	(49,414)	(72,250)	-	(121,664)
Deferred investment expenses	(34,679)	(37,448)	-	(72,127)

Cash used in investing activities	(84,093)	(109,698)	-	(193,791)

Financing Activities
Proceeds from shares issued	-	-	275,625	444,375
Share issue costs	-	-	(47,560)	(72,783)

Cash provided by financing activities	-	-	228,065	371,592

Increase (decrease) in cash and cash equivalents during the year	(136,591)	(157,366)	183,384	50,558

Cash and cash equivalents at the beginning of the year	187,149	344,515	161,131	-

Cash and cash equivalents at the end of the year	$50,558	$187,149	$344,515	$50,588

SEE ACCOMPANYING NOTES

…/Cont’d

BROCKTON CAPITAL CORP.Continued

(A Development Stage Company)

STATEMENTS OF CASH FLOWS

for the years ended April 30, 2004, 2003 and 2002

and for the period from February 8, 2000 (Date of Incorporation) to April 30, 2004

(Stated in Canadian Dollars)

				February 8, 2000
				(Date of Incor-
				poration) to
	Years ended April 30,			April 30,
	2004	2003	2002	2004
Cash and cash equivalents consist of:
Cash	$10,558	$3,873	$19,515	$10,558
Term deposits	40,000	183,276	325,000	40,000

	$50,558	$187,149	$344,515	$50,558

Supplemental disclosure of cash flow information:
Cash paid for:
Interest	$-	$-	$-	$-

Income taxes	$-	$-	$-	$-

SEE ACCOMPANYING NOTES

BROCKTON CAPITAL CORP.

(A Development Stage Company)

STATEMENT OF SHAREHOLDERS’ EQUITY

for the period from February 8, 2000 (Date of Incorporation) to April 30, 2004

(Stated in Canadian Dollars)

			Retained
			Earnings
			(Deficit)
			Accumulated
	Common Stock		during the
	Number of		Development
	Shares	Amount	Stage	Total

Balance, February 8, 2000 (Date of Incorporation)	$-	$-	$-	$-

Net income for the period	-	-	737	737

Balance, April 30, 2000	-	-	737	737

Cash received from share issuances at $0.075 per share	2,250,000	168,750	-	168,750

Net income for the year	-	-	1,297	1,297

Balance, April 30, 2001	2,250,000	168,750	2,034	170,784

Cash received from share issuances at $0.15 per share	1,837,500	275,625	-	275,625
Less share issue costs – Note 3(b)	-	(72,783)	-	(72,783)

Net loss for the year	-	-	(34,310)	(34,310)

Balance, April 30, 2002	4,087,500	371,592	(32,276)	339,316

Net loss for the year	-	-	(45,773)	(45,773)

Balance, April 30, 2003	4,087,500	371,592	(78,049)	293,543

Net loss for the year	-	-	(143,489)	(143,489)

Balance, April 30, 2004	$4,087,500	$371,592	$(221,538)	$150,054

SEE ACCOMPANYING NOTES

BROCKTON CAPITAL CORP.

(A Development Stage Company)

NOTES TO THE FINANCIAL STATEMENTS

April 30, 2004, 2003 and 2002

(Stated in Canadian Dollars)

Note 1  Nature and Continuance of Operations

The Company is in the development stage and subsequent to April 30, 2004, has entered into a distributor agreement with a private company, Cyberhand Technologies Inc. (“Cyberhand”) to acquire the right to market, sell and distribute in Canada the full product line of Cyberhand.

These financial statements have been prepared with the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business rather than through the process of forced liquidation.  As at April 30, 2004, the Company had not yet achieved profitable operations and has accumulated losses of $221,538 since its inception.

The Company’s fiscal year was changed from December 31 to April 30, effective with the period ended April 30, 2001.

At April 30, 2004, the Company’s shares were listed on the TSX Venture Exchange (“TSX”) and the Company was classified as a Capital Pool Company as defined in the TSX policy 2.4.  Effective June 16, 2004, the Company was delisted from trading on the TSX-V at the request of the Company and is currently seeking a listing on the Over-The Counter Bulleting Board in the United States of America.

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

(b)  Cash and Cash Equivalents

Cash and cash equivalents consist of all highly liquid investments that are readily convertible to cash and have maturities of three months or less when purchased.

BROCKTON CAPITAL CORP.

(A Development Stage Company)

NOTES TO THE FINANCIAL STATEMENTS

April 30, 2004, 2003 and 2002

(Stated in Canadian Dollars)

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

(d)  Financial Instruments

The carrying value of the Company’s financial instruments, consisting of cash and cash equivalents, interest receivable and accounts payable and accrued liabilities approximate their fair value due to the short-term maturity of such instruments. Notes and accrued interest receivable also approximate fair value. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

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

April 30, 2004, 2003 and 2002

(Stated in Canadian Dollars)

Note 2  Significant Accounting Policies – (cont’d)

(f)  Stock-based Compensation Plan – (cont’d)

Effective for fiscal years beginning on or after January 1, 2002, public companies are required to adopt the new recommendations of the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3870 regarding accounting for Canadian Stock-based Compensation.  These new requirements require that all stock based payments to non-employees and direct awards of stock to employees be accounted for using a fair value based method of accounting.  However, the new standard permits the Company to continue its existing policy of not recording compensation cost on the grant of stock options to employees with the addition of pro-forma information.  The Company has elected to apply the pro forma disclosure provisions of the new standard to awards granted from May 1, 2002 to April 30, 2004.

In November 2003, the CICA amended the CICA Handbook Section 3870 to require the fair value-based method be applied to awards granted to employees, which previously had not been accounted for at fair value. The changes to section 3870 are applicable for years beginning on or after January 1, 2004. The Company has chosen to adopt the changes effective May 1, 2004, using the prospective application transitional provision. Therefore, effective May 1, 2004, all options awarded by the Company are recorded in the financial statements of the Company.

Any consideration paid by the option holders to purchase shares is credited to share capital.

(g)  Deferred Investment Expenses

Deferred investment expenses comprise of expenditures incurred in connection with the Company’s proposed transaction as described in Note 6.  The amount is charged against the proposed transaction upon completion or charged to operations if the proposed transaction is unsuccessful.

BROCKTON CAPITAL CORP.

(A Development Stage Company)

NOTES TO THE FINANCIAL STATEMENTS

April 30, 2004, 2003 and 2002

(Stated in Canadian Dollars)

Note 3  Share Capital – Notes 6 and 7

a)  Authorized:

100,000,000 common shares without par value

100,000,000 preferred shares without par value

Year ended
b) Share Issue Costs:	April 30, 2002
Share issue costs incurred consist of the following:

Brokerage fees	$7,000
Commission	26,250
Filing fees	6,500
Legal fees	30,433
Other	2,600

$72,783

c)  Escrow Shares:

At April 30, 2004, there were 2,250,000 common shares held in escrow, whose release was subject to the policies of the TSX.  Subsequent to April 30, 2004, the Company was delisted from the TSX at its request, and as a result, on July 29, 2004, its escrow shares were cancelled and returned to the treasury.

BROCKTON CAPITAL CORP.

(A Development Stage Company)

NOTES TO THE FINANCIAL STATEMENTS

April 30, 2004, 2003 and 2002

(Stated in Canadian Dollars)

Note 3  Share Capital – Notes 6 and 7 – cont’d

d)  Commitments:

Stock-based Compensation Plan

The Company has granted directors and officers common share purchase options.  Options are granted with an exercise price equal to the market price of the Company’s stock on the date of the grant, however, the Company was not publicly listed at the date of the grant and the options were priced equal to the offering price on the Company’s Initial Public Offering.  Details of stock options for the year ended April 30, 2004 and 2003 are as follows:

	April 30, 2004		April 30, 2003
		Weighted		Weighted
	Number	Average	Number	Average
	of	Exercise	of	Exercise
	Shares	Price	Shares	Price
Options outstanding and exercisable at beginning of year	302,500	$0.15	487,500	$0.15
Granted	105,000	$0.19	-	-
Cancelled	(105,000)	$0.19	(97,500)	$0.15
Expired	-	-	(87,500)	$0.15

Options outstanding and exercisable at end of year	302,500	$0.15	302,500	$0.15

At April 30, 2004, directors and officers of the Company held 302,500 common share purchase options. Each option entitles the holder to purchase one share for each option held at $0.15 per share. These options expire on August 28, 2006.

BROCKTON CAPITAL CORP.

(A Development Stage Company)

NOTES TO THE FINANCIAL STATEMENTS

April 30, 2004, 2003 and 2002

(Stated in Canadian Dollars)

Note 4  Related Party Transactions – Notes 3 and 7

The Company incurred the following expenses charged by a partnership controlled by two directors of the Company:

	Years ended April 30,
	2004	2002	2002
Accounting fees	$16,109	$9,943	$13,292
Equipment rental	6,000	6,000	4,000
Office rent	9,000	9,000	6,000
Office supplies	3,000	3,000	2,000

	$34,109	$27,943	$25,292

These charges were measured by the exchange amount, which is the amount agreed upon by the transacting parties.

At April 30, 2004, prepaid expenses includes $Nil (2003:  $3,000) and accounts payable and accrued liabilities includes $6,205 (2003:  $3,000) to a partnership controlled by two directors of the Company.

Note 5  Corporation Income Tax Losses

At April 30, 2004, the Company has accumulated non-capital losses totaling $197,175, which is available to reduce taxable income in future taxation years.  These losses expire as follows:

2007	$420
2008	2,748
2009	48,867
2010	60,060
2011	85,080

$197,175

The Company also has accumulated cumulative eligible capital costs of $54,095, which is available to reduce taxable income at a rate of 7% per year.

The future income tax asset related to these losses and costs have not been recorded in the financial statements as it is more likely than not that the assets will not be realized and a full valuation allowance has been made.

BROCKTON CAPITAL CORP.

(A Development Stage Company)

NOTES TO THE FINANCIAL STATEMENTS

April 30, 2004, 2003 and 2002

(Stated in Canadian Dollars)

Note 6  Commitments – Notes 3 and 7

By a Letter of Intent dated September 4, 2002 and a formal agreement dated August 28, 2003, the Company agreed to acquire 100% of the common shares of a private company, Cyberhand Technologies Inc. (“Cyberhand”), in consideration for the issuance of 8,130,000 common shares of the Company at approximately $0.20 per share.  Cyberhand, incorporated in Alberta Canada, is developing new technologies specific to consumer electronics.  Effective March 31, 2004, this agreement was terminated because the agreement could not be closed within the specified time frame.

The Company incurred a cumulative total of $72,127 in deferred investment expenses, which have been written off due to the termination of the agreement. The costs written off are as follows:

Filing costs	$3,500
Legal fees	41,511
Miscellaneous	4,616
Sponsorship fee	22,500

$72,127

The Company has advanced a total of $109,280 to Cyberhand pursuant to various promissory notes, which bear interest at 10% per annum and are secured by general security agreements on the assets of Cyberhand.  The principal and interest is due and payable at April 30, 2004 together with accrued interest.  Accrued interest is $12,384.

Note 7  Subsequent Events – Notes 1 and 3

i)

By a distributor agreement dated July 5, 2004, the Company acquired the non-exclusive right to market, sell and distribute in Canada the full product line of Cyberhand in consideration for the assignment of the balances owed on the promissory notes (Note 6).  The Company agreed to purchase a minimum of 15,000 units on or before July 5, 2006.  Upon completion of this minimum order, the Company further agreed to purchase 50,000 per month or forfeit its rights under this agreement.  As required by the agreements, the Company also purchased the initial order of 200 units.

ii)

The Company has indicated its intention to complete private placement agreements for the issue of 4,500,000 common shares at $0.001 per share for proceeds of $4,500.

Note 8  Comparative Figures

Certain of the comparative figures have been reclassified to conform with the current year’s presentation.

SIGNATURE PAGE

Pursuant to the requirements of Section 12g of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Brockton Capital Corp. --- SEC File Number 000-49760

Registrant

Dated: Date: October 29, 2004     By /s/ Kevin R. Hanson___________________

                                  Kevin R. Hanson, President/CEO/Director