Form 20-F
BROCKTON CAPITAL CORP
filed 2005-10-14
CIK 1172298

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F

Annual Report

Fiscal 2005 Ended April 30, 2005

   [ ]   REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)

         OF THE SECURITIES EXCHANGE ACT OF 1934

OR

   [X]   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF

         THE SECURITIES EXCHANGE ACT OF 1934

OR

   [ ]  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF

        THE SECURITIES EXCHANGE ACT OF 1934

        For the transition period from __________ to ________

OR

   [ ]  SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 1D(d) OF

        THE SECURITIES EXCHANGE ACT OF 1934

        Date of event requiring this shell company report  __________

Commission file number:  0-49760

BROCKTON CAPITAL CORP.

(Exact name of Registrant as specified in its charter)

____________British Columbia, Canada___________

(Jurisdiction of incorporation or organization)

750 West Pender Street, #604, Vancouver, British Columbia  V6C 2T7

(Address of principal executive offices)

Securities to be registered pursuant to Section 12(b) of the Act:

None

Securities to be registered pursuant to Section 12(g) of the Act:

Common Shares, without par value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:                                                               None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.                                                              6,337,500

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 12 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past ninety days.            Yes xxx   No ___

Indicate by check mark which financial statement item the registrant has elected to follow:                                   Item 17 xxx   Item 18 ___

Index to Exhibits on Page 33

BROCKTON CAPITAL CORP.

FISCAL 2005 ENDED APRIL 30, 2005

ANNUAL REPORT

TABLE OF CONTENTS

Introduction..............................................................   3

PART I

PART II

Item 13. Default, Dividend Arrearages and Delinquencies...................  29

Item 14. Material Modifications to the Rights of

ITEM 16E   Purchases of Equity Securities by

            the Issuer and Affiliated Purchasers..........................  31

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

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

         --- Not Applicable ---

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

         ---  No Disclosure Necessary ---

ITEM 3.  KEY INFORMATION

3.A.1.  Selected Financial Data

3.A.2.  Selected Financial Data

The Company’s selected financial data presented in Table No. 1 for Fiscal 2005/2004/2003 ended April 30th was derived from the financial statements of the Company that have been audited by Morgan & Company, independent Chartered Accountants, as indicated in their audit report which is included elsewhere in this Annual Report.  The selected financial data of the Company for Fiscal 2002/2001 ended April 30th was derived from the financial statements of the Company, not included herein.

The Company’s financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the Company’s case, conforms in all material respects for the periods presented with United States GAAP.

The financial statements are the responsibility of the Company’s management. The auditor’s responsibility is to express an opinion on the financial statements based on their audit.

The auditor’s conducted their audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that the auditor plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. The auditor’s report states that they believe that their audits provided a reasonable basis for their opinion.

Table No. 1

Selected Financial Data

(CDN$ in 000, except per share data)

_______________________________________________________________________________________

_______________________________________________________________________________________

                                      Year       Year       Year       Year        Year

                                     Ended      Ended      Ended      Ended       Ended

                                 4/30/2005  4/30/2004  4/30/2003  4/30/2002   4/30/2001

Canadian and United States GAAP

Revenue                                  0          0          0          0           0

Operating Income                         0          0          0          0           0

Net Income (Loss)                     ($61)     ($143)      ($46)      ($34)       ($1)

Net Income (Loss) per Share         ($0.01)    ($0.08)    ($0.02)    ($0.03)    ($0.00)

Dividends Per Share                  $0.00      $0.00      $0.00      $0.00       $0.00

---------------------------------------------------------------------------------------

Weighted Average Number Shares (000)  5018       1838       1838       1364           0

Period-end Shares Outstanding (000)   6338       4088       4088       4088        2250

---------------------------------------------------------------------------------------

Working Capital                       ($30)      $150       $256       $339        $146

Long-Term Debt                           0          0          0          0           0

Capital Stock                          376        372        372        372         169

Shareholders’ Equity                    94        150        294        339         171

Total Assets                           137        177        314        351         187

---------------------------------------------------------------------------------------

(1)  Fiscal 2004/2003 results restated to conform with Fiscal 2005 presentation.

(2)  Cumulative Net Loss since incorporation through 4/30/2005 was ($282,569).

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

Table No. 2 sets forth the rate of exchange for the Canadian Dollar at the end of Fiscal 2005/2004/2003/2002/2001 ended April 30th, the average rates for the period, and the range of high and low rates for the period.  The data for each month during the most recent six months also is provided.

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

Table No. 2

U.S. Dollar/Canadian Dollar

______________________________________________________________________________

______________________________________________________________________________

                                             Average     High     Low    Close

September 2005                                           1.22     1.19    1.19

August 2005                                              1.22     1.19    1.19

July 2005                                                1.24     1.20    1.23

June 2005                                                1.26     1.23    1.23

May 2005                                                 1.27     1.24    1.26

April 2005                                               1.26     1.21    1.26

------------------------------------------------------------------------------

Fiscal Period Ended 4/30/2005                   1.26     1.40     1.23    1.26

Fiscal Period Ended 4/30/2004                   1.34     1.42     1.29    1.37

Fiscal Period Ended 4/30/2003                   1.53     1.59     1.43    1.43

Fiscal Period Ended 4/30/2002                   1.56     1.61     1.51    1.57

Fiscal Period Ended 4/30/2001                   1.54     1.58     1.49    1.54

______________________________________________________________________________

______________________________________________________________________________

3.B.  Capitalization and Indebtedness

       --- Not Applicable ---

3.C.  Reasons For The Offer And Use Of Proceeds

      --- Not Applicable ---

3.D.  Risk Factors

In addition to the other information presented in this Registration Statement, the following should be considered carefully in evaluating the Company and its business.  This Registration Statement contains forward-looking statements that involve risks and uncertainties.  The Company's actual results may differ materially from the results discussed in the forward-looking statements. Factors that might cause such a difference include those discussed below and elsewhere in this Registration Statement.

Corporate Risks

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

U.S. investors may not be able to enforce their civil liabilities against the Company or its directors, controlling persons and officers

It may be difficult to bring and enforce suits against the Company.  The Company is a corporation incorporated under the laws of the British Columbia, Canada.  A majority of the Company's directors are resident outside the United States, and all or substantial portions of their assets are located outside of the United States.  As a result, it may be difficult for U.S. holders of the Company’s common shares to effect service of process on these persons within the United States or to realize in the United States upon judgments rendered against them.  In addition, a shareholder should not assume that the courts of Canada (i) would enforce judgments of U.S. courts obtained in actions against the Company or such persons predicated upon the civil liability provisions of the U.S. federal securities laws or other laws of the United States, or (ii) would enforce, in original actions, liabilities against us or such persons predicated upon the U.S. federal securities laws or other laws of the United States.

As a “foreign private issuer”, the Company is exempt from the Section 14 proxy rules and Section 16 of the 1934 Securities Act

The submission of proxy and annual meeting of shareholder information (prepared to Canadian standards) on Form 6-K may result in shareholders having less complete and timely data.  The exemption from Section 16 rules regarding sales of common shares by insiders may result in shareholders having less data.

Passive Foreign Investment Company (“PFIC”) designation could lead to an adverse tax situation for U.S. investors

U.S. investors in the Company could be subject to U.S. taxation at possibly adverse or higher rates and under a system that might be more complicated and unfamiliar to them.  For example, a U.S investor might be subject to special tax rules with respect to any “excess distribution” received and any gain realized from a sale or other disposition (including a pledge) of that holder's shares. Distributions a U.S. investor receives in a taxable year that are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or the holder's holding period for the shares will be treated as excess distributions.  For example, under certain circumstances, a U.S. investor who is an individual might be subject to information reporting requirements and backup withholding, currently at a 28% rate, on dividends received on common shares.  If a U.S. Holder holds shares in any year in which the Company is a PFIC, that holder might be required to file Internal Revenue Service Form 8621.  Refer to ITEM #10.E.

Risks Relating to Financial Condition

Going concern assumption used by management highlights doubts on the Company’s ability to successfully continue

The Company’s financial statements include a statement that the financial statements of the Company are prepared on a going concern basis, and therefore that certain reported carrying values are subject to the Company receiving the future continued support of its stockholders, obtaining additional financing and generating revenues to cover its operating costs.  The going concern assumption is only appropriate provided that additional financing continues to become available.

The Company’s history of operating losses is likely to continue leading to need for additional potentially unavailable financings and related problems

The Company has a history of losses: ($61,031), ($143,489) and ($45,774) in Fiscal Years 2005/2004/2003.  Despite recent capital infusions, the Company will require significant additional funding to meet its long-term business objectives.  Capital may need to be available to help maintain and to expand marketing of the Company’s products.  The Company may not be able to obtain additional financing on reasonable terms, or at all.  If equity financing is required, then such financings could result in significant dilution to existing shareholders.  If the Company is unable to obtain sufficient financing, the Company might have to dramatically slow marketing efforts and/or lose control of its products.  The Company has historically obtained the preponderance of its financing through the issuance of equity.  There is no limit to the number of authorized common shares, and the Company has no current plans to obtain financing through means other than equity financing and/or loans.  Such losses and the resulting need for external financings could result in losses of investment value.

The Company’s need for additional financing to conduct marketing efforts could lead to the Company’s inability to generate material sales revenue

The Company is engaged in the business of marketing computer peripheral products.  The Company believes it has insufficient funds to undertake its planned operations and exploration projects during Fiscal 2006.  Additional financing will be required to continue corporate operations and to expand marketing efforts.  The exploitation of the Company’s products is, therefore, dependent upon the Company’s ability to obtain financing through the debt financing, equity financing or other means.  Failure to obtain such financing may result in delay or indefinite postponement of marketing efforts on the Company’s products.  Such delays, and possible inability to proceed with planned operations could cause loss of investment value.

The Company competes with other computer peripheral product marketing companies which have similar operations, and many such competitor companies have operations and financial resources and industry experience far greater than those of the Company

Even if the Company establishes a successful marketing program, the Company will still be subject to competition from much larger and financially stronger competitors and such competition may materially adversely affect the Company’s financial performance.  Also, the Company’s need to acquire inventory will require additional financial resources.

Risks Relating to Management and Specific Operations

The Company’s Articles/By-Laws contain provisions indemnifying its officers and directors against all costs, charges and expenses incurred by them

The Company’s Articles/By-Laws contain provisions that state, subject to applicable law, the Company shall indemnify every director or officer of the Company, subject to the limitations of the British Columbia Corporations Act, against all losses or liabilities that the Company’s director or officer may sustain or incur in the execution of their duties.  The Company’s Articles/By-Laws further state that no director of officer shall be liable for any loss, damage or misfortune that may happen to, or be incurred by the Company in the execution of their duties if they acted honestly and in good faith with a view to the best interests of the Company.  Such limitations on liability may reduce the likelihood of litigation against the Company’s officers and directors and may discourage or deter its shareholders from suing the Company’s officers and directors based upon breaches of their duties to the Company, though such an action, if successful, might otherwise benefit the Company and its shareholders.

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

Management and Directors are associated with other public companies and such conflicts of interest and/or lack of attention to corporate affairs could have a negative impact on corporate operations and/or stock pricing

Certain of the Directors and Senior Management of the Company (specifically, Terry Amisano, Roy Brown, Kevin Hanson, and Brad Kitchen) are also Directors and/or Senior Management and/or significant shareholders of other companies; refer to ITEM 6.A. for resumes.  As the Company is engaged in the business of marketing computer peripheral products, such associations may give rise to conflicts of interest from time to time.  Law requires the directors of the Company to act honestly and in good faith with a view to the best interests of the Company and to disclose any interest that they may have in any project or opportunity of the Company.  If a conflict of interest arises at a meeting of the Board of Directors, any Director in a conflict must disclose his interest and abstain from voting on such matter.  In determining whether or not the Company will participate in any project or opportunity, the Directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at the time.  If not properly resolved, the Company could be placed at a disadvantage when considering how to market its existing products and potential corporate expansion.

Risks Relating to the Company’s Common Stock

Principal stockholders, officers and directors have substantial control regarding stock ownership; this concentration could lead to conflicts of interest and difficulties in the “public” investors effecting corporate changes, and could adversely affect the Company’s stock prices

The Company’s Senior Management, Directors and greater-than-five-percent stockholders (and their affiliates), acting together, hold approximately 20% of the shares of the Company, on a diluted basis, and have the ability to control substantially all matters submitted to the Company’s stockholders for approval (including the election and removal of directors and any merger, consolidation or sale of all or substantially all of the Company’s assets) and to control the Company’s management and affairs.  Accordingly, this concentration of ownership may have the effect of delaying, deferring or preventing a change in control of the Company, impeding a merger, consolidation, takeover or other business combination involving the Company or discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of the Company, which in turn could materially adversely affect the market price of the Company’s stock.

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

The Company has never declared or paid cash dividends on its common shares and does not anticipate doing so in the foreseeable future

There can be no assurance that the Company’s Board of Directors will ever declare cash dividends, which action is exclusively within its discretion.  Investors cannot expect to receive a dividend on the Company’s common shares in the foreseeable future, if at all.

Low stock market prices and volume volatility for the Company’s common shares create a risk that investors might not be able to effect purchases/sales at prices that accurately reflect corporate value

The market for the common shares of the Company on the OTC Bulletin Board in the United States may be highly volatile for reasons both related to the performance of the Company or events pertaining to the industry (i.e., price fluctuation/technological change/new competitor) as well as factors unrelated to the Company or its industry.  The market prices for computer peripheral products are highly competitive and volatile, which may adversely affect the Company’s ability to raise capital to market existing or new products.  The Company’s common shares can be expected to be subject to volatility in both price and volume arising from market expectations.  Stockholders of the Company may be unable to sell significant quantities of common shares in the public trading markets without a significant reduction in the price of the common shares.

Broker-Dealers may be discouraged from effecting transactions in the Company’s common shares because they are subject to the penny stock rules.

Rules 15g-1 through 15g-9 promulgated under the Securities Exchange Act of 1934, as amended, impose sales practice and disclosure requirements on NASD broker-dealers who make a market in “penny stock”.  A penny stock generally includes any non-NASDAQ equity security that has a market price of less than US$5.00 per share.  The Company’s shares are quoted on the OTC Bulletin Board in the United States effective March 2005 following voluntary delisting from the TSX Venture Exchange in Canada in August 2003.  Trading in the Company’s common shares ranged from US$0.30 (low) to US$1.01 (high) during the period from 5/1/2005 to 9/30/2005, trading at US$0.37 on 9/30/2005.  The additional sales practice and disclosure requirements imposed upon broker-dealers may discourage broker-dealers from effecting transactions in the Company’s shares, which could severely limit the market liquidity of the shares and impede the sale of the Company’s shares in the secondary market.

Under the penny stock regulations, a broker-dealer selling penny stock to anyone other than an established customer or “accredited investor” (generally, an individual with net worth in excess of US$1,000,000 or an annual income exceeding US$200,000, or US$300,000 together with his or her spouse) must make a special suitability determination for the purchaser and must receive the purchaser's written consent to the transaction prior to sale, unless the broker-dealer or the transaction is otherwise exempt.

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

ITEM 4.  INFORMATION ON THE COMPANY

4.A. History and Development of the Company

Introduction

From September 2002 through March 2004, the Company attempted to acquire Cyberhand Technologies Inc. (“Cyberhand”), advancing $123,610 to Cyberhand.  In March 2004, the attempt was terminated because the acquisition could not be consummated within the specified time frame.

By a distributor agreement dated 7/5/2004, the Company acquired the non-exclusive right to market, sell and distribute in Canada the full product line of Cyberhand in consideration for the assignment of the balances owed on the promissory notes from Cyberhand ($123,610).  The Company agreed to purchase a minimum of 15,000 units on or before 7/5/2006.  Upon completion of this minimum order, the Company further agreed to purchase 50,000 units per month or forfeit its rights under this agreement.  As required by the agreements, the Company also purchased the initial order of 200 units for $10,735.

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

 Facsimile: (604) 687-7099.

The contact person is:

  Kevin R. Hanson, President/CEO/Director.

The Company's fiscal year ends April 30th.

The Company has 100,000,000, without par value, common shares authorized and 100,000,000 preferred shares without par value authorized.  At 4/30/2005, the end of the Company's most recent fiscal year, there were 6,337,500 common shares issued and outstanding.  At 9/30/2005, there were 6,337,500 common shares issued/outstanding.

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

  Fiscal 2000:  None

  Fiscal 2001:  Private Placements,      2,250,000 shares, $168,750

                Initial Public Offering; 1,750,000 shares, $262,500

  Fiscal 2002:  Option Exercise;            87,500 shares, $ 13,125

  Fiscal 2003:  None

  Fiscal 2004   None

  Fiscal 2005:  Private Placement, 4,500,000 shares, $4,500

  Fiscal 2006-to-Date: None

Capital Expenditures

Fiscal 2000: None

Fiscal 2001: None

Fiscal 2001: None

Fiscal 2003: $69,280 of advances to Cyberhand;

             $37,448 in deferred investment expenses

Fiscal 2004: $49,414 of advances to Cyberhand

             $34,679 in deferred investment expenses

Fiscal 2005: $nil

Fiscal 2006-to-Date: None

4.B.  BUSINESS OVERVIEW

From September 2002 through March 2004, the Company attempted to acquire Cyberhand Technologies Inc. (“Cyberhand”), advancing $123,610 to Cyberhand.  In March 2004, the attempt was terminated because the acquisition could not be consummated within the specified time frame.

By a distributor agreement dated 7/5/2004, the Company acquired the non-exclusive right to market, sell and distribute in Canada the full product line of Cyberhand in consideration for the assignment of the balances (including interest) of the promissory notes from Cyberhand ($123,610).  The Company agreed to purchase a minimum of 15,000 units on or before 7/5/2006.  Upon completion of this minimum order, the Company further agreed to purchase 50,000 units per month or forfeit its rights under this agreement.  As required by the agreements, the Company also purchased the initial order of 200 units for $10,735.

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

At 4/30/2005 and 4/30/2004, all assets were located in Canada.

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

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The financial statements of the Company have been prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada and are stated in Canadian dollars.  These financial statements conform in all respects with GAAP in the USA.  Because a precise determination of many assets and liabilities is depended on the future events, the preparation of financial statements for a period necessarily involves the use of estimates, which have been made using careful judgment. Actual results could differ from these estimates.

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

Critical Accounting Estimates

Management has determined that existing inventory on hand at 4/30/2005 was impaired and a write-down was required; there was no impairment for the intangible assets (rights) purchased during the period.

Changes in Accounting Policy

Effective 5/1/2004, the Company adopted the amended CICA Handbook Section 3870, “Stock-based Compensation and Other Stock-based Payments” whereby all stock-based compensation is accounted for using a fair value based method of accounting.  Previously, the Company accounted for stock-based compensation using the settlement method, whereby no compensation costs was recorded in the financial statements for stock options granted.  No options subsequently granted have vested and accordingly, there have been no changes to the financial statements as a result of this change.

The following discussion for Fiscal 2005/2004/2003 ended April 30th should be read in conjunction with the financial statements of the Company and the notes thereto, located elsewhere in this Annual Report.

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

In July 2004 (made effective 3/31/2004), the attempt to acquire Cyberhand was terminated because the acquisition could not be consummated within the specified time frame.

Pursuant to a July 2004 distributor agreement, the Company acquired the non-exclusive right to market, sell and distribute in Canada the full product line of Cyberhand in consideration for the assignment of the balances owed on the promissory notes from Cyberhand ($123,610).  The Company agreed to purchase a minimum of 15,000 units on or before 7/5/2006.  Upon completion of this minimum order, the Company further agreed to purchase 50,000 units per month or forfeit its rights under this agreement.  As required by the agreements, the Company also purchased the initial order of 200 units.

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

3.  A stock option plan.

In July 2004, the Company cancelled and returned to treasury the original 2,250,000 escrow common shares previously issued at $0.075 per share to insiders of the Company (including the Directors of the Company) and completed a private placement of 4,500,000 common shares at $0.001 per share, including 1,250,000 shares purchased by Directors).

Results of Operations

Administrative expenses totaled $57,292 for Fiscal 2005, a 32% decrease from the $83,836 for the last fiscal period.  Because of reduced expenses associated with sustaining the Cyberhand agreement: accounting/audit/legal fees declined $13,414; transfer agent fees fell $5,758; and investor relations’ costs fell $5,714.

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

The Company recorded interest income of $2,261, $11,513, and $10,865 for Fiscal 2005/2004/2003.  During Fiscal 2004, the Company wrote off $72,127 of deferred investment expenses related to the terminated attempt to acquire Cyberhand.

Net Income (Loss) was ($61,031), ($143,489), and ($45,773) for Fiscal 2005/2004/2003, respectively.  Net Income (Loss) per Share was ($0.01), ($0.08), and ($0.02) for Fiscal 2005/2004/2003, respectively.

Liquidity and Capital Resources

Fiscal 2005 Ended 4/30/2005

The Company had negative working capital of ($30,087) as at 4/30/2005.

Cash Used by Fiscal 2005 Operating Activities totaled ($49,193) including the ($61,031) Net Loss.  Significant adjustments included: interest accrual on notes receivables ($1,946), write-down of inventory of $6,000, and $7,784 in net changes in non-cash working capital items related to operations.  Cash Used in Fiscal 2005 Investing Activities was $nil.  Cash Raised in Fiscal 2005 Financing Activities was $4,500 from the aforementioned private placement.

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

September 30, 2005

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

                                                                 Date of First

                                                                   Election or

Name                            Position                 Age       Appointment

------------------------------------------------------------------------------

Terry M. Amisano (1)(2)         Director                  50     February 2000

Roy Brown (4)                   CFO/Secretary             62     November 2004

Kevin R. Hanson (1)(2)(3)       President/CEO/Director    48     February 2000

Brad Kitchen (1)(2)             Director                  43     February 2003

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

Roy Brown, Chief Financial Officer/Secretary of the Company, has over thirty years experience in the management of public companies.  Since 1991, he has been President of Roymor Market Services Inc., a private company in the business of assisting private/public companies in identifying sources of capital.  Mr. Brown also is a Director of New Pacific Ventures Inc., since 2001; and Chief Financial Officer of Zena Capital Corp. since 2001.

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

Brad Kitchen, a Director of the Company, is a Corporate Finance Consultant.  Since 1996, he has been the founder and President of PBK Financial Engineering, a private corporate finance consulting company.  After graduating from McGill University with an MBA, Mr. Kitchen became a financial product oriented investment banker where he was employed in Toronto, Ontario over an eleven-year period as a Vice-President and Director at CIBC World Markets (formerly CIBC Wood Gundy Securities Inc.) and TD Securities Inc.  From January 2000 to January 2001, he was VP Corporate Finance at Pacific Opportunities Company Ltd., a small merchant bank/financial services company.  From December 1998 to December 1999, he was a Partner of Kitchen & Fuller Holdings Inc., a holding company for commercial real estate.  From May 1998 to November 1998, he was Chief Financial Officer of Protocal Holdings Inc., a real estate investment company.  Since April 2005, he has been a Director of Cyberhand Technologies Inc.

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

There are no family relationships between any two or more Directors or Executive Officers.

There are no arrangements or understandings between any two or more Directors or Executive Officers, pursuant to which he was selected as a Director or Executive Officer.

6.B.  Compensation

Cash Compensation.  Total cash compensation accrued and/or paid (directly and/or indirectly) to all Directors/Senior Management during Fiscal 2005 ended 4/30/2005 was $nil.

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

Stock Options.  The Company grants stock options to Directors, Senior Management and employees; refer to ITEM #6.E., “Share Ownership”.  No stock options were exercised during Fiscal 2005/Fiscal 2004.  No stock options were granted during Fiscal 2005.  The 105,000 stock options granted during Fiscal 2004 to Brad Kitchen ($0.19 till 5/14/2008) were subsequently cancelled during Fiscal 2004.

Change of Control Remuneration.  The Company has no plans or arrangements in respect of remuneration received or that may be received by Executive Officers of the Company in Fiscal 2006 to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control, where the value of such compensation exceeds US$60,000 per Executive Officer.

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

Pension/Retirement Benefits.  No funds were set aside or accrued by the Company during Fiscal 2005 to provide pension, retirement or similar benefits for Directors or Executive Officers.

6.C.  Board Practices

All directors hold office until the next meeting of the shareholders of the Company unless they resign or are removed in accordance with the Company’s Articles.  Senior Management are appointed to serve at the discretion of the Board of Directors.  The Board of Directors and Committees of the Board schedule regular meetings over the course of the year.

The fundamental objective of the Board is to ensure that it operates in a fashion that maximizes shareholder value over the long term.  The Board’s duties and responsibilities are all carried out in a manner consistent with that fundamental objective.   The principal duty and responsibility of the Board is to oversee the management and operations of the Company, with the day-to-day management of the business and affairs of the Company delegated by the Board to the CEO and other Senior Management.

The Board’s responsibilities include overseeing the conduct of the Company’s business, providing leadership and direction to its management, and setting policies.  Strategic direction for the Company is developed through the Board’s annual planning process.  Through this process, the Board adopts the operating plan for the coming year, and monitors management’s progress relative to that plan through a regular reporting and review process.

The Board has delegated to the Chief Executive Officer and Senior Management responsibility for the day-to-day management of the business of the Company.  Matters of policy and issues outside the normal course of business are brought before the Board for its review and approval, along with all matters dictated by statute and legislation requiring Board review and approval.  The Chief Executive Officer and Senior Management review the Company’s progress in relation to the current operating plan at in-person and telephone-conference Board meetings.  The Board meets on a regular basis with and without management present.  Financial, operational and strategic issues facing the Company are reviewed, monitored and approved at the Board meetings.

6.C.1.  Terms of Office.  Refer to ITEM 6.A.1.

6.C.2.  Directors’ Service Contracts.  --- Not Applicable ---

6.C.3.  Board of Director Committees.

The Company has only an Audit Committee, which recommends to the Board of Directors the engagement of the independent auditors of the Company and reviews with the independent auditors the scope and results of the Company’s audits, the Company’s internal accounting controls, and the professional services furnished by the independent auditors to the Company.  The current members of the Audit Committee are: Terry M. Amisano, Kevin Hanson, and Brad Kitchen.  The Audit Committee met five times during Fiscal 2005 and has met twice during Fiscal 2006-to-date.

6.D.  Employees

As of 9/30/2005, the Company had two employees, the President/CEO and the CFO/Secretary.  As of 4/30/2005, 4/30/2004, and 4/30/2003, there were two employees (including the Senior Management), respectively.  None of the Company's employees are covered by collective bargaining agreements.

6.E.  Share Ownership

Table No. 4 lists, as of 9/30/2005, Directors and Executive Officers who beneficially own the Company's voting securities and the amount of the Company's voting securities owned by the Directors and Executive Officers as a group.  The Company is unaware of any other persons/companies where that shareholder has 5% or greater beneficial interest in the Company’s securities.

Table No. 4

Shareholdings of Directors and Executive Officers

Shareholdings of 5% Shareholders

______________________________________________________________________________

______________________________________________________________________________

Title                                              Amount and Nature   Percent

  of                                                   of Beneficial        of

Class    Name of Beneficial Owner                          Ownership   Class #

------------------------------------------------------------------------------

Common   Terry M. Amisano (1)                                500,000      7.9%

Common   Kevin R. Hanson (2)                                 500,000      7.9%

Common   Brad Kitchen                                        250,000      4.0%

Common   Roy Brown                                            20,000      0.3%

Total Directors/Officers                                   1,270,000     20.0%

------------------------------------------------------------------------------

(1)   97,500 represent currently exercisable stock options.

     Excludes 200,000 shares owned by members of his family, where he disavows beneficial interest and does not have voting or disposition control.

(2)  195,000 represent currently exercisable stock options.

     Excludes 80,000 shares owned by members of his family where he disavows beneficial interest and does not have voting or disposition control.

 #  Based on 6,337,500 shares outstanding as of 9/30/2005 and stock options held by each beneficial holder exercisable within sixty days.

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

The names and titles of the Directors/Executive Officers of the Company to whom outstanding stock options have been granted and the number of common shares subject to such options are set forth in Table No. 5 as of 9/30/2005, as well as the number of options granted to Directors and all employees as a group.

Table No. 5

Stock Options Outstanding

______________________________________________________________________________

______________________________________________________________________________

                             Number of Shares of    CDN$

                                          Common    Exer.      Grant   Expir’n

Name                                       Stock    Price       Date      Date

------------------------------------------------------------------------------

Kevin R. Hanson                          195,000    $0.15    4/27/01   8/28/06

Terry M. Amisano                          97,500    $0.15    4/27/01   8/28/06

Total Officers/Directors                 292,500

Consultant                                10,000

Total Officers/Directors/Employees       302,500

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

                                    4/30/2005  4/30/2004  4/30/2003  4/30/2002

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

On 9/15/2005, the shareholders' list for the Company's common shares showed 21 registered shareholders and 6,337,500 shares issued and outstanding.  Seventeen of these registered shareholders were Canadian residents, holding 5,337,500 shares.

The Company has researched the indirect holding by depository institutions and other financial institutions and estimates that there are 300 "holders of record" resident in Canada.

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

7.A.4.  Change of Control of Company Arrangements.

  --– No Disclosure Necessary –--

7.B.  Related Party Transactions

Shared Office

The Company’s executive offices are located in facilities shared with Amisano Hanson, Chartered Accountants.  Terry Amisano and Kevin Hanson are principles of Amisano Hanson, Chartered Accountants.  The Company paid $9,000, $9,000, and $9,000 in office rental to Amisano Hanson during Fiscal 2005/2004/2003, respectively.  The Company also paid $6,000, $6,000, and $6,000 for equipment rental during Fiscal 2005/2004/2003; the Company also paid $3,000, $3,000, and $3,000 for office supplies during Fiscal 2005/2004/2003.

Accounting Fees

The Company has paid accounting fees of $5,926, $16,109, and $9,943 to Amisano Hanson during Fiscal 2005/2004/2003, respectively.

Cancelled Escrowed Shares

Effective 7/29/2004, the 2,250,000 escrowed common shares owned by insiders were cancelled: Kevin Hanson = 675,000; Terry Amisano = 675,000; Alan Crawford = 450,000; and Gregory Burnett = 450,000.  This action was taken pursuant to Canadian regulations following the Company’s voluntary delisting from the TSX Venture Exchange.

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

Other than as disclosed above, there have been no transactions since 4/30/2002, or proposed transactions, which have materially affected or will materially affect the Company in which any director, executive officer, or beneficial holder of more than 10% of the outstanding common stock, or any of their respective relatives, spouses, associates or affiliates has had or will have any direct or material indirect interest.  Management believes the transactions referenced above were on terms at least as favorable to the Company as the Company could have obtained from unaffiliated parties.

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

Audited Financial Statements

for Fiscal 2005 Ended April 30th

    Fiscal 2004 Ended April 30th

    Fiscal 2003 Ended April 30th

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

ITEM 9.  THE OFFER AND LISTING

9.A.4.  Common Share Trading Information

The Company's common shares began trading on the TSX Venture Exchange (formerly the Canadian Venture Stock Exchange) in Toronto, Ontario, Canada, on 8/27/2001.  The trading symbol was BKCp.v.  The CUSIP number is #111718-10-2.  The shares were halted on 9/4/2002, as a result of the Letter of Intent with Cyberhand.  At the time that the shares were halted the shares of the Company were trading at $0.30 per share.  Trading of the shares resumed on 5/1/2003 and were halted on 8/28/2003 as a result of the Company not having completed its qualifying transaction within 24 months from its original listing on the Exchange.  The shares last traded at $0.30 per share on 8/14/2003.  Effective 6/16/2004, the Company voluntarily delisted its common shares from the TSX Venture Exchange.  The Company took this action despite receiving conditional approval from the TSX Venture Exchange to complete its qualifying transaction to acquire Cyberhand.  The Company did not feel that it would have been able to satisfy all of the conditions set by the TSX Venture Exchange in a timely manner causing the Company to be at risk of defaulting on its agreement with Cyberhand.  The Company felt it must seek alternatives to maintaining its TSX Venture Exchange listing and listed on the OTC Bulletin Board.

The Company’s common shares were listed for trading on the OTC Bulletin Board on 3/28/2005, under the symbol “BCKOF”; first trades were reported in May 2005.  No. 6 lists the volume of trading and high, low and closing sales prices for the Company's common shares for the last four months, last two fiscal quarters, and the last fiscal year.

Table No. 6

OTC Bulletin Board

Common Shares Trading Activity

______________________________________________________________________________

______________________________________________________________________________

  Period                                                            US Dollars

   Ended                               Volume           High     Low   Closing

------------------------------------------------------------------------------

Monthly

 9/30/2005                             61,000          $0.40   $0.35     $0.37

 8/31/2005                             51,000          $0.40   $0.35     $0.40

 7/31/2005                             41,000          $1.01   $0.31     $0.40

 6/30/2005                             31,000          $0.40   $0.30     $0.35

 5/31/2005                             66,000          $0.31   $0.30     $0.30

 4/30/2005                                nil            ---     ---       ---

Quarterly

 7/31/2005                            138,000          $1.01   $0.30     $0.40

 4/30/2005                                nil            ---     ---       ---

Yearly

 4/30/2005                                nil            ---     ---       ---

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

10.G.  Statement by Experts     --- No Disclosure Necessary ---

10.H.  Document on Display     ---- No Disclosure Necessary ---

10.I.  Subsidiaries            ---- No Disclosure Necessary ---

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

At the end of Fiscal year ended 4/30/2005 (the “Evaluation Date”), under the supervision and with the participation of the Company's management, including its Chief Executive Officer and Chief Financial Officer, the Company evaluated the effectiveness of the design and operation of its disclosure controls and procedures (as defined in Rule 13a-15e under the Exchange Act).  Based upon that evaluation, the Company’s management, including the Chief Executive Officer and Chief Financial Officer, concluded that, as of the Evaluation Date, the Company's disclosure controls and procedures were effective in timely alerting them to the material information relating to the Company (or its consolidated subsidiaries) required to be included in the Company's periodic SEC filings.  The Company’s management’s, including its Chief Executive Officer and Chief Financial Officer, concluded that the Company’s disclosure controls and procedures are designed and are effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC.

The Company’s management, including the Chief Executive Officer and Chief Financial Officer, identified no change in the Company’s internal control over financial reporting that occurred during the Company’s Fiscal Year Ended April 30, 2005 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

The term “internal control over financial reporting” is defined as a process designed by, or under the supervision of, the Company's principal executive and principal financial officers, or persons performing similar functions, and effected by the Company's Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

a. Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the registrant;

b. Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the registrant are being made only in accordance with authorizations of management and directors of the registrant; and

c. Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the registrant's assets that could have a material effect on the financial statements.

The Company's management, including the Chief Executive Officer and Chief Financial Officer, does not expect that its disclosure controls and procedures or internal controls and procedures will prevent all error and all fraud. A control system can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected.  These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake.  Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Because of the inherent limitations in a cost-effective

ITEM 16.  RESERVED

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

Fees, including reimbursements for expenses, for professional services rendered by Morgan & Company to the Company were:

______________________________________________________________________________

Fiscal Year ended April 30, 2005 and 2004          Fiscal Year     Fiscal Year

Principal Accountant Fees and Services                    2005            2004

------------------------------------------------------------------------------

Audit Fees                                              $4,400         $13,625

Audit Related Fees                                        $nil            $nil

Tax Fees                                                  $nil            $nil

All Other Fees                                          __$nil          __$nil

Total                                                   $4,400         $13,625

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

Audited Financial Statements

  Auditor's Report, dated 8/23/2005

  Balance Sheets at 4/30/2005 and 4/30/2004

  Statements of Operations

    for Fiscal Year ended 4/30/2005

    for Fiscal Year ended 4/30/2004

    for Fiscal Year ended 4/30/2003

    Cumulative from Incorporation on 2/8/2000

  Statements of Cash Flows

    for Fiscal Year ended 4/30/2005

    for Fiscal Year ended 4/30/2004

    for Fiscal Year ended 4/30/2003

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

5.  Foreign Patents:                     No Disclosure Necessary

6.  Earnings Per Share Calculation:      No Disclosure Necessary

7.  Ratio of Earnings To Fixed Charges:  No Disclosure Necessary

8.  List of Subsidiaries:                No Disclosure Necessary

9.   Statement Regarding Date of Financial Statements: No Disclosure Necessary

10.  Notice Required by Rul3e 104 of Regulation BTR:   No Disclosure Necessary

11.  Code of Ethics as required by ITEM No. 16:        No Disclosure Necessary

12:  The certifications required by Rule 13a-14(a) or Rule 15d-14(a)        48

                                                                            49

13.  The certifications required by Rule 13a-14(b) or Rule 15d-14(b) and

     Section 1350 of Chapter 63 of Title 18 of the United States Code       50

                                                                            51

14.  Legal Opinion:  No Disclosure Necessary

15.  Additional Exhibits:

       Incorporated by reference to the Registration Statement and Form 6-K’s

BROCKTON CAPITAL CORP.

(A Development Stage Company)

REPORT AND FINANCIAL STATEMENTS

April 30, 2005 and 2004

(Stated in Canadian Dollars)

AUDITORS’ REPORT

To the Shareholders,

Brockton Capital Corp.

(A Development Stage Company)

We have audited the balance sheets of Brockton Capital Corp. (A Development Stage Company) as at April 30, 2005 and 2004 and the statements of operations and cash flows for each of the years in the three year period ended April 30, 2005 and for the period February 8, 2000 (Date of Incorporation) to April 30, 2005 and the statement of shareholders’ equity for the period February 8, 2000 (Date of Incorporation) to April 30, 2005.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at April 30, 2005 and 2004 and the results of its operations and its cash flows for each of the years in the three year period ended April 30, 2005 and for the period February 8, 2000 (Date of Incorporation) to April 30, 2005, in accordance with Canadian generally accepted accounting principles.

Vancouver, Canada	“Morgan & Company”
August 23, 2005	Chartered Accountants

COMMENTS BY AUDITOR FOR US. READERS

ON CANADA-U.S. REPORTING DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 to the financial statements.  In the United States, reporting standards for auditors also require the additional of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles that has a material effect on the comparability of the Company’s financial statements, such as the change described in Note 2 to the financial statements.  Our report to the shareholders, dated August 23, 2005, is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditor’s report when these are adequately disclosed in the financial statements or a reference to such a change in accounting principles in the auditor’s report when the change is property accounted for and adequately disclosed in the financial statements.

Vancouver, Canada	“Morgan & Company”
August 23, 2005	Chartered Accountants

BROCKTON CAPITAL CORP.

(A Development Stage Company)

BALANCE SHEETS

April 30, 2005 and 2004

(Stated in Canadian Dollars)

ASSETS	2005	2004

Current
Cash and cash equivalents	$ 5,865	$ 50,558
GST receivable	2,903	4,327
Inventory – Notes 3 and 4	4,735	-
Notes and accrued interest receivable – Notes 4 and 8	-	121,664

	13,503	176,549
Rights – Notes 4 and 8	123,610	-

	$ 137,113	$ 176,549

LIABILITIES

Current
Accounts payable and accrued liabilities – Note 6	$ 43,590	$ 26,495

SHAREHOLDERS’ EQUITY

Share Capital – Notes 5 and 6	207,342	371,592
Contributed surplus – Note 8	168,750	-
Deficit accumulated during the development stage	(282,569)	(221,538)

	93,523	150,054

	$ 137,113	$ 176,549

Nature and Continuance of Operations – Note 1

Commitments – Notes 4 and 5

APPROVED BY THE DIRECTORS:

“Terry Amisano”	“Kevin Hanson”
Director	Director
Terry Amisano	Kevin Hanson

SEE ACCOMPANYING NOTES

BROCKTON CAPITAL CORP.

(A Development Stage Company)

STATEMENTS OF OPERATIONS

for the years ended April 30, 2005, 2004 and 2003

and for the period from February 8, 2000 (Date of Incorporation) to April 30, 2005

(Stated in Canadian Dollars)

				February 8, 2000
				(Date of
				Incorporation) to
	Years ended April 30,			April 30,
	2005	2004	2003	2005

Administrative Expenses
Accounting, audit and legal – Note 6	$ 24,406	$ 37,820	$ 21,605	$ 106,354
Consulting fees	2,383	1,826	2,060	12,869
Equipment rental – Note 6	6,000	6,000	6,000	22,000
Filing fees	5,357	3,188	3,446	12,386
General and administrative	169	2,974	756	3,899
Interest and bank charges	768	422	268	2,054
Investor relations	625	6,339	-	6,964
Marketing	-	-	1,170	1,170
Office rent – Note 6	9,000	9,000	9,000	33,000
Office supplies – Note 6	3,000	3,000	3,178	11,178
Promotion	1,481	1,677	539	4,164
Transfer agent fees	4,103	9,861	4,087	22,832
Travel	-	1,729	4,529	8,171

Loss before other items	(57,292)	(83,836)	(56,638)	(247,041)

Other items:
Other income	-	961	-	961
Interest income	2,261	11,513	10,865	41,638
Write-off of deferred investment expenses	-	(72,127)	-	(72,127)
Write-down of inventory to net realizable value	(6,000)	-	-	(6,000)

Net loss for the year	$ (61,031)	$ (143,489)	$ (45,773)	$ (282,569)

Basic and diluted loss per share	$ (0.01)	$ (0.08)	$ (0.02)

Weighted average number of shares outstanding	5,018,322	1,837,500	1,837,500

SEE ACCOMPANYING NOTES

BROCKTON CAPITAL CORP.

(A Development Stage Company)

STATEMENTS OF CASH FLOWS

for the years ended April 30, 2005, 2004 and 2003

and for the period from February 8, 2000 (Date of Incorporation) to April 30, 2005

(Stated in Canadian Dollars)

				February 8,
				2000
				(Date of
				Incorporation)
	Years ended April 30,			to April 30,
	2005	2004	2003	2005
Operating Activities
Net loss for the year	$ (61,031)	$ (143,489)	$ (45,773)	$ (280,869)
Add (deduct) items not involving cash:
Interest accrual on notes receivable	(1,946)	-	-	(1,946)
Write-off of deferred investment expenses	-	72,127	-	72,127
Write-down of inventory to net realizable value	6,000	-	-	6,000
Changes in non-cash working capital items related to operations:
GST and interest receivable	1,424	3,050	(883)	(2,903)
Inventory	(10,735)	-	-	(10,735)
Prepaid expenses	-	9,700	(9,700)	-
Accounts payable and accrued liabilities	17,095	6,114	8,688	41,890

Cash used in operating activities	(49,193)	(52,498)	(47,668)	(176,436)

Investing Activities
Notes and accrued interest receivable	-	(49,414)	(72,250)	(121,664)
Deferred investment expenses	-	(34,679)	(37,448)	(72,127)

Cash used in investing activities	-	(84,093)	(109,698)	(193,791)

Financing Activities
Proceeds from shares issued	4,500	-	-	448,875
Share issue costs	-	-	-	(72,783)

Cash provided by financing activities	4,500	-	-	376,092

Increase (decrease) in cash and cash equivalents during the year	(44,693)	(136,591)	(157,366)	5,865

Cash and cash equivalents at the beginning of the year	50,558	187,149	344,515	-
Cash and cash equivalents at the end of the year	$ 5,865	$ 50,558	$ 187,149	$ 5,865

…/Cont’d

SEE ACCOMPANYING NOTES

BROCKTON CAPITAL CORP.

Continued

(A Development Stage Company)

STATEMENTS OF CASH FLOWS

for the years ended April 30, 2005, 2004 and 2003

and for the period from February 8, 2000 (Date of Incorporation) to April 30, 2005

(Stated in Canadian Dollars)

February 8,
2000
(Date of
Incorporation)
to
	Years ended April 30,			April 30,
	2005	2004	2003	2005

Cash and cash equivalents consist of:
Cash	$ 5,865	$ 10,558	$ 3,873	$ 5,865
Term deposits	-	40,000	183,276	-

	$ 5,865	$ 50,558	$ 187,149	$ 5,865

Supplemental disclosure of cash flow information:
Cash paid for:
Interest	$ -	$ -	$ -	$ -

Income taxes	$ -	$ -	$ -	$ -

Non-cash Transactions – Note 8

SEE ACCOMPANYING NOTES

BROCKTON CAPITAL CORP.

(A Development Stage Company)

STATEMENT OF SHAREHOLDERS’ EQUITY

for the period from February 8, 2000 (Date of Incorporation) to April 30, 2005

(Stated in Canadian Dollars)

				Retained
				Earnings
				(Deficit)
				Accumulated
	Common Stock			During the
	Number of		Contributed	Development
	Shares	Amount	Surplus	Stage	Total

Balance, February 8, 2000 (Date of Incorporation)	-	$ -	$ -	$ -	$ -

Net income for the period	-	-	-	737	737

Balance, April 30, 2000	-	-	-	737	737

Cash received from escrow share issuances at $0.075 per share	2,250,000	168,750	-	-	168,750
Net income for the year	-	-	-	1,297	1,297

Balance, April 30, 2001	2,250,000	168,750	-	2,034	170,784

Cash received from share issuances at $0.15 per share	1,837,500	275,625	-	-	275,625
Less share issue costs	-	(72,783)	-	-	(72,783)
Net loss for the year	-	-	-	(34,310)	(34,310)

Balance, April 30, 2002	4,087,500	371,592	-	(32,276)	339,316

Net loss for the year	-	-	-	(45,773)	(45,773)

Balance, April 30, 2003	4,087,500	371,592	-	(78,049)	293,543

Net loss for the year	-	-	-	(143,489)	(143,489)

Balance, April 30, 2004	4,087,500	371,592	-	(221,538)	150,054
Cancel escrow shares	(2,250,000)	(168,750)	168,750	-	-
Cash received from share
issuance at $0.001 per share	4,500,000	4,500	-	-	4,500

Net loss for the year	-	-	-	(61,031)	(61,031)

Balance, April 30, 2005	6,337,500	$ 207,342	$ 168,750	$ (282,569)	$ 93,523

SEE ACCOMPANYING NOTES

BROCKTON CAPITAL CORP.

(A Development Stage Company)

NOTES TO THE FINANCIAL STATEMENTS

April 30, 2005, 2004 and 2003

(Stated in Canadian Dollars)

Note 1

Nature and Continuance of Operations

The Company is in the development stage and during the year ended April 30, 2005, entered into a distributor agreement with Cyberhand Technologies Inc. (“Cyberhand”) to acquire the right to market, sell and distribute in Canada the full product line of Cyberhand.

These financial statements have been prepared on a going concern basis.  The Company has a working capital deficiency of $30,087, has yet to achieve profitable operations and has accumulated a deficit of $282,569 since inception.  Its ability to continue as a going concern is dependent upon the ability of the Company to generate profitable operations in the future and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due.  The outcome of these matters cannot be predicted with any certainty at this time and raise substantial doubt that the Company will be able to continue as a going concern.  These financial statements do not include any adjustments to the amounts and classification of assets and liabilities that may be necessary should the Company be unable to continue as a going concern.  The Company anticipates that additional funding will be in the form of equity financing from the sale of common shares.  The Company may also seek to obtain short-term loans from the directors of the Company.  There are no current arrangements in place for equity funding or short-term loans.

At April 30, 2004, the Company’s shares were listed on the TSX Venture Exchange (“TSX”) and the Company was classified as a Capital Pool Company as defined in the TSX policy 2.4.  Effective June 16, 2004, the Company was delisted from trading on the TSX-V at the request of the Company and effective March 28, 2005, the Company’s common shares commenced trading on the Over-The-Counter Bulletin Board in the United States of America.

The Company was incorporated under the Company Act of the Province of British Columbia on February 8, 2000.

Note 2

Change in Accounting Policies

Effective for fiscal years commencing on or after January 1, 2004, Canadian generally accepted accounting principles require the fair value of all share purchase options granted for year-ends commencing on or after January 1, 2002 to be expensed over their vesting period with a corresponding increase to contributed surplus.  Upon exercise of share purchase options, the consideration paid by the option holder, together with the amount previously recognized in contributed surplus, is recorded as an increase to share capital.  Previously only share purchase options granted to non-employees followed this method and options granted to employees were not expensed.

Brockton Capital Corp.

(A Development Stage Company)

Notes to the Financial Statement

April 30, 2005, 2004 and 2003

(Stated in Canadian Dollars) – Page 2

Note 2

Change in Accounting Policies – (cont’d)

The Company has adopted the new policy on a retroactive basis, however, no share purchase options granted after May 1, 2002 have vested and accordingly there have been no changes to the financial statements as a result of this change.  The Company uses the Black-Scholes option valuation model to calculate the fair value of share purchase options at the date of grant.  Option pricing models require the input of highly subjective assumptions, including the expected price volatility.  Changes in these assumptions can materially affect the fair value estimate and, therefore, the existing do not necessarily provide a reliable single measure of the fair value of the Company’s share purchase options.

Note 3

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

a)

Cash and Cash Equivalents

Cash and cash equivalents consist of all highly liquid investments that are readily convertible to cash and have maturities of three months or less when purchased.

b)

Inventory

Inventory is recorded at the lower of cost and net realizable value.  Cost is determined using the first in first out method.  Inventory consists of finished goods.

c)

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

Brockton Capital Corp.

(A Development Stage Company)

Notes to the Financial Statement

April 30, 2005, 2004 and 2003

(Stated in Canadian Dollars) – Page 3

Note 3

Significant Accounting Policies – (cont’d)

d)

Financial Instruments

The carrying value of the Company’s financial instruments, consisting of cash and cash equivalents and accounts payable and accrued liabilities approximate their fair value due to the short-term maturity of such instruments. Notes and accrued interest receivable also approximate fair value. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

e)

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

f)

Rights

Intangible assets with indefinite lives are not amortized but are subject to an annual impairment test.  Other intangible assets are amortized over their estimated useful lives and are also tested for impairment annually.  Impairment write-downs will be charged to operations.

Note 4

Rights – Note 8

By a distributor agreement dated July 5, 2004, the Company acquired the non-exclusive right to market, sell and distribute in Canada the full product line of Cyberhand Technologies Inc. (“Cyberhand”).  Consideration paid was the assignment of the principal and accrued interest of $123,610 due from Cyberhand on promissory notes receivable.  Under the terms of the agreement, the Company agreed to purchase a minimum of 15,000 units on or before July 5, 2006, and upon completion of this minimum order, to purchase 50,000 units per month or forfeit its rights acquired under the July 5, 2004 agreement.  As required by the agreement, the Company purchased an initial stocking order of 200 units at a cost of $10,735.

Brockton Capital Corp.

(A Development Stage Company)

Notes to the Financial Statement

April 30, 2005, 2004 and 2003

(Stated in Canadian Dollars) – Page 4

Note 5

Share Capital

a)

Authorized:

100,000,000 common shares without par value

100,000,000 preferred shares without par value

b)

Commitments:

Stock-based Compensation Plan

The Company has granted directors and officers common share purchase options.  Options are granted with an exercise price equal to the market price of the Company’s stock on the date of the grant, however, the Company was not publicly listed at the date of the grant and the options were priced equal to the offering price on the Company’s Initial Public Offering.  Unless otherwise stated, share purchase options vest when granted.  Details of share purchase options for the year ended April 30, 2005 and 2004 are as follows:

	April 30, 2005		April 30, 2004
		Weighted		Weighted
	Number	Average	Number	Average
	of	Exercise	of	Exercise
	Shares	Price	Shares	Price

Options outstanding and exercisable at beginning of year	302,500	$0.15	302,500	$0.15
Granted	-	-	105,000	$0.19
Cancelled	-	-	(105,000)	$0.19

Options outstanding and exercisable at end of year	302,500	$0.15	302,500	$0.15

At April 30, 2005, directors and officers of the Company held 302,500 common share purchase options. Each option entitles the holder to purchase one share for each option held at $0.15 per share. These options expire on August 28, 2006.

c)

Escrow Shares:

At April 30, 2004, there were 2,250,000 common shares held in escrow, whose release was subject to the policies of the TSX.  During the year ended April 30, 2005, the Company delisted from the TSX at the Company’s request and, as a result, its escrow shares were cancelled and returned to treasury.

Brockton Capital Corp.

(A Development Stage Company)

Notes to the Financial Statement

April 30, 2005, 2004 and 2003

(Stated in Canadian Dollars) – Page 5

Note 6

Related Party Transactions

The Company incurred the following expenses charged by a partnership controlled by two directors of the Company:

	Years ended April 30,
	2005	2004	2003

Accounting fees	$ 5,926	$ 16,109	$ 9,943
Equipment rental	6,000	6,000	6,000
Office rent	9,000	9,000	9,000
Office supplies	3,000	3,000	3,000

	$ 23,926	$ 34,109	$ 27,943

These charges were measured by the exchange amount, which is the amount agreed upon by the transacting parties.

At April 30, 2005, accounts payable and accrued liabilities includes $17,340 (2004:  $6,205) to a partnership controlled by two directors of the Company.

During the year ended April 30, 2005, directors and officers were issued 1,250,000 shares at $0.001 per share pursuant to a private placement.

Note 7

Corporation Income Tax Losses

At April 30, 2005, the Company has accumulated eligible capital costs of $116,803 and non-capital losses totaling $266,022, which are available to reduce taxable income in future taxation years.  The non-capital losses expire as follows:

2007	$ 420
2008	2,748
2009	48,867
2010	60,060
2014	85,080
2015	68,847

$ 266,022

Brockton Capital Corp.

(A Development Stage Company)

Notes to the Financial Statement

April 30, 2005, 2004 and 2003

(Stated in Canadian Dollars) – Page 6

Note 7

Corporation Income Tax Losses – (cont’d)

Significant components of the Company’s future tax assets and liabilities, after applying enacted corporate income tax rates are as follows:

	2005	2004

Future income tax assets
Net tax losses carried forward	$ 93,108	$ 69,011
Share issue costs	5,094	10,189
Cumulative eligible capital	51,381	18,933

	149,583
Less: valuation allowance	(149,583)	(98,133)

	$ -	$ -

The Company recorded a valuation allowance against its future income tax assets based on the extent to which it is more-likely-than-not that sufficient taxable income will not be realized during the carry forward periods to utilize all the future tax assets.

Note 8

Non-cash Transactions

Investing and financing activities that do not have an impact on current cash flows are excluded from the statement of cash flows. The following transactions have been excluded:

During the year ended April 30, 2005;

a)

the Company cancelled and returned to treasury 2,250,000 common shares previously issued at $0.075 per share ($168,750).  The amount paid for these shares has been recorded as contributed surplus.

b)

the Company acquired Rights (Note 4) in exchange for notes and accrued interest receivable of $123,610.

SIGNATURE PAGE

Pursuant to the requirements of Section 12g of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Brockton Capital Corp. --- SEC File Number 0-49760

Registrant

Dated: October 13, 2005      By /s/ Kevin R. Hanson

                                    Kevin R. Hanson, President/CEO/Director