Form 20-F
period 2006-04-30
BROCKTON CAPITAL CORP
filed 2006-10-31
CIK 1172298

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F

Annual Report

Fiscal 2006 Ended April 30, 2006

   [ ]   REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)

         OF THE SECURITIES EXCHANGE ACT OF 1934

OR

   [X]   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF

         THE SECURITIES EXCHANGE ACT OF 1934

OR

   [ ]  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF

        THE SECURITIES EXCHANGE ACT OF 1934

        For the transition period from __________ to ________

OR

   [ ]  SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF

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

BROCKTON CAPITAL CORP.

FISCAL 2006 ENDED APRIL 30, 2006

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

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

         --- Not Applicable ---

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

         ---  No Disclosure Necessary ---

ITEM 3.  KEY INFORMATION

3.A.1.  Selected Financial Data

3.A.2.  Selected Financial Data

The Company’s selected financial data presented in Table No. 1 for Fiscal 2006/2005/2004 ended April 30th was derived from the financial statements of the Company that have been audited by Morgan & Company, independent Chartered Accountants, as indicated in their audit report which is included elsewhere in this Annual Report.  The selected financial data of the Company for Fiscal 2003/2002 ended April 30th was derived from the Company’s financial statements, not included herein.

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

Table No. 1

Selected Financial Data

(CDN$ in 000, except per share data)

______________________________________________________________________________________

______________________________________________________________________________________

                                      Year       Year       Year       Year       Year

                                     Ended      Ended      Ended      Ended      Ended

                                 4/30/2006  4/30/2005  4/30/2004  4/30/2003  4/30/2002

Canadian and United States GAAP

Revenue                                  0          0          0          0          0

Operating Income                         0          0          0          0          0

Net Income (Loss)                    ($223)      ($61)     ($143)      ($46)      ($34)

Basic and Diluted Loss Per Share    ($0.04)    ($0.01)    ($0.08)    ($0.02)    ($0.03)

Dividends Per Share                  $0.00      $0.00      $0.00      $0.00      $0.00

---------------------------------------------------------------------------------------

Weighted Average Number Shares (000)  6338       5018       1838       1838       1364

Period-end Shares Outstanding (000)   6338       6338       4088       4088       4088

---------------------------------------------------------------------------------------

Working Capital                      ($139)      ($30)      $150       $256       $339

Long-Term Debt                           0          0          0          0          0

Capital Stock                          376        376        372        372        372

Shareholders’ Equity                  (129)        94        150        294        339

Total Assets                            31        137        177        314        351

---------------------------------------------------------------------------------------

(1)  Fiscal 2005/2004 results restated to conform with Fiscal 2006 presentation.

(2)  Cumulative Net Loss since incorporation through 4/30/2006 was ($505,514).

______________________________________________________________________________________

______________________________________________________________________________________

3.A.3.  Exchange Rates

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (CDN$).  The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$).

Table No. 2 sets forth the rate of exchange for the Canadian Dollar at the end of Fiscal 2006/2005/2004/2003/2002 ended April 30th, the average rates for the period, and the range of high and low rates for the period.  The data for each month during the most recent six months also is provided.

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

Table No. 2

U.S. Dollar/Canadian Dollar

______________________________________________________________________________

______________________________________________________________________________

                                             Average     High     Low    Close

August 2006                                              1.13     1.11    1.11

July 2006                                                1.14     1.11    1.13

June 2006                                                1.12     1.10    1.12

May 2006                                                 1.12     1.10    1.10

April 2006                                               1.17     1.12    1.12

March 2006                                               1.17     1.13    1.17

------------------------------------------------------------------------------

Fiscal Period Ended 4/30/2006                   1.80     1.27     1.12    1.12

Fiscal Period Ended 4/30/2005                   1.26     1.40     1.23    1.26

Fiscal Period Ended 4/30/2004                   1.34     1.42     1.29    1.37

Fiscal Period Ended 4/30/2003                   1.53     1.59     1.43    1.43

Fiscal Period Ended 4/30/2002                   1.56     1.61     1.51    1.57

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

Corporate Risks

Investors may be disadvantaged because the Company is incorporated in Canada, which has different laws

The articles/by-laws and the laws of Canada are different from those typical in the United States.  The typical rights of investors in Canadian companies differ modestly from those in the United States.  Such differences may cause investors legal difficulties.

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

The Company’s history of operating losses is likely to continue leading to need for additional potentially unavailable financings and related problems

The Company has a history of losses: ($222,945), ($61,031), and ($143,489) in Fiscal Years 2006/2005/2004.  The Company will require significant additional funding to meet its long-term business objectives.  Capital may need to be available to help maintain and to expand marketing of the Company’s products.  The Company may not be able to obtain additional financing on reasonable terms, or at all.  If equity financing is required, then such financings could result in significant dilution to existing shareholders.  If the Company is unable to obtain sufficient financing, the Company might have to dramatically slow marketing efforts and/or lose control of its products.  The Company has historically obtained the preponderance of its financing through the issuance of equity.  There is no limit to the number of authorized common shares, and the Company has no current plans to obtain financing through means other than equity financing and/or loans.  Such losses and the resulting need for external financings could result in losses of investment value.

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

Key management employees may fail to properly carry out their duties or may leave which could negatively impact corporate operations and/or stock pricing

While engaged in the business of distributing computer peripherals, the nature of the Company’s business, its ability to develop a successful sales force, and to develop a competitive edge in the marketplace, depends, in large part, on its ability to attract and maintain qualified key management personnel.  Competition for such personnel is intense and the Company may not be able to attract and retain such personnel.  The Company’s growth will depend on the efforts of its independent Directors (Terry Amisano and Brad Kitchen) and its Senior Management (President/CEO/Director, Kevin Hanson; and CFO/Corporate Secretary, Roy Brown).  Loss of these individuals could have a material adverse effect on the Company.  The Company has no key-man life insurance and there are no written agreements with them.

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

Rules 15g-1 through 15g-9 promulgated under the Securities Exchange Act of 1934, as amended, impose sales practice and disclosure requirements on NASD broker-dealers who make a market in “penny stock”.  A penny stock generally includes any non-NASDAQ equity security that has a market price of less than US$5.00 per share.  The Company’s shares are quoted on the OTC Bulletin Board in the United States effective March 2005 following voluntary delisting from the TSX Venture Exchange in Canada in August 2003.  Trading in the Company’s common shares ranged from US$0.30 (low) to US$0.40 (high) during the period from 1/1/2005 to 12/31/2005, trading at US$0.40 on 12/31/2005 and at US$0.61 on 9/30/2006.  The additional sales practice and disclosure requirements imposed upon broker-dealers may discourage broker-dealers from effecting transactions in the Company’s shares, which could severely limit the market liquidity of the shares and impede the sale of the Company’s shares in the secondary market.

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

By a distributor agreement dated 7/5/2004, the Company acquired the non-exclusive right to market, sell and distribute in Canada the full product line of Cyberhand in consideration for the assignment of the balances owed on the promissory notes from Cyberhand ($123,610).  The Company agreed to purchase a minimum of 15,000 units on or before 7/5/2006, amended to 7/5/2007.  Upon completion of this minimum order, the Company further agreed to purchase 50,000 units per month or forfeit its rights under this agreement.  As required by the agreements, the Company also purchased the initial order of 200 units for $10,735; this inventory was written down to $4,375 during Fiscal 2005.  During Fiscal 2006, the Company wrote down the rights to $10,000 to recognize the possible impairment of the asset primarily due to the lack of sales of the product; also, the inventory was written down to $1.  In management’s opinion, if the Company had adequate capital to finance an extensive marketing program, material revenue could be generated.

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

 Facsimile: (604) 687-7099.

The contact person is:

  Kevin R. Hanson, President/CEO/Director.

The Company's fiscal year ends April 30th.

The Company has 100,000,000, without par value, common shares authorized and 100,000,000 preferred shares without par value authorized.  At 4/30/2006, the end of the Company's most recent fiscal year, there were 6,337,500 common shares issued and outstanding.  At 9/15/2006, there were 6,337,500 common shares issued/outstanding.

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

Effective 6/16/2004, the Company voluntarily delisted its common shares from the TSX Venture Exchange.  The Company took this action despite receiving conditional approval from the TSX Venture Exchange to complete its qualifying transaction to acquire Cyberhand.  The Company did not feel that it would have been able to satisfy all of the conditions set by the TSX Venture Exchange in a timely manner causing the Company to be at risk of defaulting on its agreement with Cyberhand.  The Company felt it needed to seek alternatives to maintaining its TSX Venture Exchange listing and obtained a listing on the OTC Bulletin Board in the United States, effective 3/28/2005.

Financings

The Company has financed its operations through funds raised in private placements of common shares to insiders completed March 2000 (shares physically issued August 2001 along with IPO shares), its initial public offering completed August 2001, and the exercise of Agent stock options.  During Fiscal 2006, the Company issued $40,000 in short-term, 10%, unsecured notes payable.

  Fiscal 2001:  Private Placements,      2,250,000 shares, $168,750

                Initial Public Offering; 1,750,000 shares, $262,500

  Fiscal 2002:  Option Exercise;            87,500 shares, $ 13,125

  Fiscal 2003:  None

  Fiscal 2004   None

  Fiscal 2005:  Private Placement, 4,500,000 shares, $4,500

  Fiscal 2006:  None

  Fiscal 2007-to-Date: None

Capital Expenditures

Fiscal 2000: None

Fiscal 2001: None

Fiscal 2001: None

Fiscal 2003: $69,280 of advances to Cyberhand;

             $37,448 in deferred investment expenses

Fiscal 2004: $49,414 of advances to Cyberhand

             $34,679 in deferred investment expenses

Fiscal 2005: $nil

Fiscal 2006: $nil

Fiscal 2007-to-Date: $nil

4.B.  BUSINESS OVERVIEW

From September 2002 through March 2004, the Company attempted to acquire Cyberhand Technologies Inc. (“Cyberhand”), advancing $123,610 to Cyberhand.  In March 2004, the attempt was terminated because the acquisition could not be consummated within the specified time frame.

By a distributor agreement dated 7/5/2004, the Company acquired the non-exclusive right to market, sell and distribute in Canada the full product line of Cyberhand in consideration for the assignment of the balances (including interest) of the promissory notes from Cyberhand ($123,610).  The Company agreed to purchase a minimum of 15,000 units on or before 7/5/2006, amended to 7/5/20007.  Upon completion of this minimum order, the Company further agreed to purchase 50,000 units per month or forfeit its rights under this agreement.  As required by the agreements, the Company also purchased the initial order of 200 units for $10,735.

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

At 4/30/2006 and 4/30/2005, all assets were located in Canada.

Seasonality

Dependency upon Patents/Licenses/Contracts/Processes

Sources/Availability of Raw Materials

Material Effects of Government Regulations

--- No Disclosure Necessary ---

4.C. Organization Structure

The Company was incorporated in British Columbia under the British Columbia Company Act on 2/8/2000 under the name “Brockton Capital Corp.”.  Effective 6/30/2005, the Company transitioned to the new British Columbia Corporations Act.

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

The following discussion for Fiscal 2006/2005/2004 ended April 30th should be read in conjunction with the financial statements of the Company and the notes thereto, located elsewhere in this Annual Report.

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

Effective 6/16/2004, the Company voluntarily delisted its common shares from the TSX Venture Exchange.  The Company took this action despite receiving conditional approval from the TSX Venture Exchange to complete its qualifying transaction to acquire Cyberhand.  The Company did not feel that it would have been able to satisfy all of the conditions set by the TSX Venture Exchange in a timely manner causing the Company to be at risk of defaulting on its agreement with Cyberhand.  The Company felt it needed to seek alternatives to maintaining its TSX Venture Exchange listing and obtained a listing on the OTC Bulletin Board in the United States, effective 3/28/2005.

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

Pursuant to a July 2004 distributor agreement, the Company acquired the non-exclusive right to market, sell and distribute in Canada the full product line of Cyberhand in consideration for the assignment of the balances owed on the promissory notes from Cyberhand ($123,610).  The Company agreed to purchase a minimum of 15,000 units on or before 7/5/2006, amended to 7/5/2007.  Upon completion of this minimum order, the Company further agreed to purchase 50,000 units per month or forfeit its rights under this agreement.  As required by the agreements, the Company also purchased the initial order of 200 units.

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

Management determined that existing inventory on hand at 4/30/2005 was impaired and a write-down to $4,375 was effected; management determined that there was no impairment for the intangible assets (rights) at 4/30/2006.  During Fiscal 2006, the Company wrote down the rights to $10,000 to recognize the possible impairment of the asset primarily due to the lack of sales of the product; also, the inventory was written down to $1.  In management’s opinion, if the Company had adequate capital to finance an extensive marketing program, material revenue could be generated.

Results of Operations

Administrative expenses totaled $104,601 for Fiscal 2006, a near doubling from the $57,292 for the last fiscal period.  The increase was substantially caused by in incurrence of $60,000 in fees paid to Carob Management for consulting services related to new business opportunities for the Company and other administration duties.

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

The Company recorded interest income of $nil, $2,261, and $11,513 for Fiscal 2006/2005/2004.  During Fiscal 2004, the Company wrote off $72,127 of deferred investment expenses related to the terminated attempt to acquire Cyberhand.  During Fiscal 2005 existing inventory on hand at 4/30/2005 was impaired and a $6,000 write-down was effected.  During Fiscal 2006, the Company wrote down the rights to $10,000 to recognize the possible impairment of the asset primarily due to the lack of sales of the product; also, the inventory was written down to $1.

Net Income (Loss) was ($222,945), ($61,031), and ($143,489) for Fiscal 2006/2005/2004, respectively.  Basic and Diluted (Loss) per Share was ($0.04), ($0.01), and ($0.08) for Fiscal 2006/2005/2004, respectively.

Liquidity and Capital Resources

Fiscal 2006 Ended 4/30/2006

The Company had negative working capital of ($139,422) as at 4/30/2006.

Cash Used by Fiscal 2006 Operating Activities totaled ($31,724) including the ($222,945) Net Loss.  Significant adjustments included: write-down of inventory of $4,734, write-down of rights of $113,610, and $72,877 in net changes in non-cash working capital items related to operations.  Cash Used in Fiscal 2006 Investing Activities was $nil.  Cash Raised in Fiscal 2006 Financing Activities was $40,000 from the notes payable.  These notes payable are unsecured, due upon demand, and bear interest at 10%.

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

September 30, 2006

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

                                                                   Election or

Name                            Position                 Age       Appointment

------------------------------------------------------------------------------

Terry M. Amisano (1)(2)         Director                  50     February 2000

Roy Brown (2)(4)                CFO/Secretary             63     November 2004

Kevin R. Hanson (1)(2)(3)       President/CEO/Director    49     February 2000

Brad Kitchen (1)(2)             Director                  44     February 2003

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

Roy Brown, Chief Financial Officer/Secretary of the Company, has over thirty years experience in the management of public companies.  Since 1991, he has been President of Roymor Market Services Inc., a private company in the business of assisting private/public companies in identifying sources of capital.  Mr. Brown also is a Director of New Pacific Ventures Inc., since 2001, a OTCBB-traded company in the mineral resource business; and Chief Financial Officer/Secretary of Zena Capital Corp. since 2001.

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

Brad Kitchen, a Director of the Company, is a Corporate Finance Consultant.  Since 1996, he has been the founder and President of PBK Financial Engineering, a private corporate finance consulting company.  After graduating from McGill University with an MBA, Mr. Kitchen became a financial product oriented investment banker where he was employed in Toronto, Ontario over an eleven-year period as a Vice-President and Director at CIBC World Markets (formerly CIBC Wood Gundy Securities Inc.) and TD Securities Inc.  From January 2000 to January 2001, he was VP Corporate Finance at Pacific Opportunities Company Ltd., a small merchant bank/financial services company.  From December 1998 to December 1999, he was a Partner of Kitchen & Fuller Holdings Inc., a holding company for commercial real estate.  From May 1998 to November 1998, he was Chief Financial Officer of Protocal Holdings Inc., a real estate investment company.  Since April 2005, he has been a Director of Cyberhand Technologies International Inc.  Since October 2005, Mr. Kitchen has been President and Director of Grenville Gold Corporation, a mining company listed on the TSX Venture Exchange; and President of Universal Energy Corporation, an oil and gas company also listed on the TSX Venture Exchange.

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

6.B.  Compensation

Cash Compensation.  Total cash compensation accrued and/or paid (directly and/or indirectly) to all Directors/Senior Management during Fiscal 2006 ended 4/30/2006 was $nil.

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

Stock Options.  The Company grants stock options to Directors, Senior Management and employees; refer to ITEM #6.E., “Share Ownership”.  No stock options were exercised during Fiscal 2006/Fiscal 2005/Fiscal 2004.  No stock options were granted during Fiscal 2006.  The 105,000 stock options granted during Fiscal 2004 to Brad Kitchen ($0.19 till 5/14/2008) were subsequently cancelled during Fiscal 2004.  The remaining 302,500 stock options expired unexercised on 8/28/2006.

Change of Control Remuneration.  The Company has no plans or arrangements in respect of remuneration received or that may be received by Executive Officers of the Company in Fiscal 2007 to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control, where the value of such compensation exceeds US$100,000 per Executive Officer.

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

Pension/Retirement Benefits.  No funds were set aside or accrued by the Company during Fiscal 2006 to provide pension, retirement or similar benefits for Directors or Executive Officers.

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

6.C.1.  Terms of Office.  Refer to ITEM 6.A.1.

6.C.2.  Directors’ Service Contracts.  --- Not Applicable ---

6.C.3.  Board of Director Committees.

The Company has only an Audit Committee, which recommends to the Board of Directors the engagement of the independent auditors of the Company and reviews with the independent auditors the scope and results of the Company’s audits, the Company’s internal accounting controls, and the professional services furnished by the independent auditors to the Company.  The current members of the Audit Committee are: Terry M. Amisano, Kevin Hanson, and Brad Kitchen.  The Audit Committee met five times during Fiscal 2006 and has met twice during Fiscal 2007-to-date.

6.D.  Employees

As of 9/30/2006, the Company had two employees, the President/CEO and the CFO/Secretary.  As of 4/30/2006, 4/30/2005, and 4/30/2004, there were two employees (including the Senior Management), respectively.  None of the Company's employees are covered by collective bargaining agreements.

6.E.  Share Ownership

Table No. 4 lists, as of 9/30/2006, Directors and Executive Officers who beneficially own the Company's voting securities and the amount of the Company's voting securities owned by the Directors and Executive Officers as a group.  The Company is unaware of any other persons/companies where that shareholder has 5% or greater beneficial interest in the Company’s securities.

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

------------------------------------------------------------------------------

(1)  Excludes 200,000 shares owned by members of his family, where he disavows beneficial interest and does not have voting or disposition control.

(2)  Excludes 80,000 shares owned by members of his family where he disavows beneficial interest and does not have voting or disposition control.

 #  Based on 6,337,500 shares outstanding as of 9/30/2006.

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

At 9/30/2006, all existing granted stock options had expired unexercised.

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

______________________________________________________________________________

                                       Shares     Shares     Shares     Shares

                                        Owned      Owned      Owned      Owned

                                    4/30/2006  4/30/2005  4/30/2004  4/30/2003

------------------------------------------------------------------------------

Terry Amisano                         500,000    500,000    675,000    675,000

Kevin Hanson                          500,000    500,000    675,000    675,000

Alan Crawford                         250,000    250,000    450,000    450,000

Gregory  Burnett                      250,000    250,000    450,000    450,000

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

On 10/6/2006, the shareholders' list for the Company's common shares showed 21 registered shareholders and 6,337,500 shares issued and outstanding.  seventeen of these registered shareholders were Canadian residents, holding 5,337,500 shares.

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

7.A.4.  Change of Control of Company Arrangements.

  --– No Disclosure Necessary –--

7.B.  Related Party Transactions

Amisano Hanson, Chartered Accountants

Shared Office; Accounting Fees; Accounts Payable

The Company’s executive offices are located in facilities shared with Amisano Hanson, Chartered Accountants.  Terry Amisano and Kevin Hanson are principles of Amisano Hanson, Chartered Accountants.  The Company paid/accrued $9,000, $9,000, and $9,000 in office rental to Amisano Hanson during Fiscal 2006/2005/2004, respectively.  The Company also paid/accrued $6,000, $6,000, and $6,000 for equipment rental during Fiscal 2006/2005/2004; the Company also paid/accrued $3,000, $3,000, and $3,000 for office supplies during Fiscal 2006/2005/2004.

The Company has paid accounting fees of $8,797, $5,926, and $16,109 to Amisano Hanson during Fiscal 2006/2005/2004, respectively.

At 4/30.2006, accounts payable and accrued liabilities include $34,078 owing to above noted partnership controlled by two directors of the Company.

Consulting Fees

Carob Management was paid/accrued $5,000 per month during Fiscal 2006 for consulting services related to new business opportunities for the Company and other administration duties; Carob Management is a private company controlled by Gregory Burnett.

Notes Payable

The Company received $40,000 in loans from shareholders of the Company, including $9,500 from directors (Terry Amisano and Brad Kitchen) of the Company and $7,000 from Karkrash Holdings Ltd., a company controlled by a Kevin Hanson, director of the Company.  These loans are due on demand, bear interest at 10% per annum and are unsecured.

Other than as disclosed above, there have been no transactions since 4/30/2005, or proposed transactions, which have materially affected or will materially affect the Company in which any director, executive officer, or beneficial holder of more than 10% of the outstanding common stock, or any of their respective relatives, spouses, associates or affiliates has had or will have any direct or material indirect interest.  Management believes the transactions referenced above were on terms at least as favorable to the Company as the Company could have obtained from unaffiliated parties.

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

Audited Financial Statements

for Fiscal 2006 Ended April 30th

    Fiscal 2005 Ended April 30th

    Fiscal 2004 Ended April 30th

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

ITEM 9.  THE OFFER AND LISTING

9.A.4.  Common Share Trading Information

The Company's common shares began trading on the TSX Venture Exchange (formerly the Canadian Venture Stock Exchange) in Toronto, Ontario, Canada, on 8/27/2001.  The trading symbol was BKCp.v.  The CUSIP number is #111718-10-2.  The shares were halted on 9/4/2002, as a result of the Letter of Intent with Cyberhand.  At the time that the shares were halted the shares of the Company were trading at $0.30 per share.  Trading of the shares resumed on 5/1/2003 and were halted on 8/28/2003 as a result of the Company not having completed its qualifying transaction within 24 months from its original listing on the Exchange.  The shares last traded at $0.30 per share on 8/14/2003.  Effective 6/16/2004, the Company voluntarily delisted its common shares from the TSX Venture Exchange.  The Company took this action despite receiving conditional approval from the TSX Venture Exchange to complete its qualifying transaction to acquire Cyberhand.  The Company did not feel that it would have been able to satisfy all of the conditions set by the TSX Venture Exchange in a timely manner causing the Company to be at risk of defaulting on its agreement with Cyberhand.  The Company felt it needed to seek alternatives to maintaining its TSX Venture Exchange listing.

The Company’s common shares were listed for trading on the OTC Bulletin Board on 3/28/2005, under the symbol “BCKOF”; first trades were reported in May 2005.  No. 6 lists the volume of trading and high, low and closing sales prices for the Company's common shares for the last six months, last six fiscal quarters, and the last two fiscal year.

Table No. 6

OTC Bulletin Board

Common Shares Trading Activity

______________________________________________________________________________

______________________________________________________________________________

  Period                                                            US Dollars

   Ended                               Volume           High     Low   Closing

------------------------------------------------------------------------------

Monthly

 9/30/2006                                nil          $0.61   $0.61     $0.61

 8/31/2006                              8,000           0.61    0.59      0.61

 7/31/2006                             25,600           0.58    0.51      0.55

 6/30/2006                              5,321           0.53    0.50      0.53

 5/31/2006                             43,500           0.60    0.51      0.51

 4/30/2006                             15,000           0.60    0.51      0.60

Quarterly

 7/31/2006                             74,421          $0.60   $0.50     $0.55

 4/30/2006                             70,300           0.80    0.40      0.60

 1/31/2006                             39,000           0.51    0.40      0.40

10/31/2005                            136,000           0.40    0.35      0.39

 7/31/2005                            138,000           1.01    0.30      0.40

 4/30/2005                                nil            ---     ---       ---

Yearly

 4/30/2006                            383,300          $1.01   $0.30     $0.60

 4/30/2005                                nil            ---     ---       ---

______________________________________________________________________________

______________________________________________________________________________

9.B.  Plan of Distributions

   --- Not Applicable ---

9.C.  Stock Exchanges Identified

The common shares trade on the NASD OTC Bulletin Board in the United States.

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

The US Internal Revenue Code provides special anti-deferral rules regarding certain distributions received by US persons with respect to, and sales and other dispositions (including pledges) of stock of, a passive foreign investment company.  A foreign corporation, such as the Company, will be treated as a passive foreign investment company if 75% or more of its gross income is passive income for a taxable year or if the average percentage of its assets (by value) that produce, or are held for the production of, passive income is at least 50% for a taxable year.  The Company believes that it was not a passive foreign investment company for the taxable year ended 4/30/2006 and, furthermore, expects to conduct its affairs in such a manner so that it will not meet the criteria to be considered passive foreign investment company in the foreseeable future.

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

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

          --- No Disclosure Necessary ---

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY

          HOLDERS AND USE OF PROCEEDS   --- No Disclosure Necessary ---

ITEM 15.  CONTROLS AND PROCEDURES

At the end of Fiscal year ended 4/30/2006 (the “Evaluation Date”), under the supervision and with the participation of the Company's management, including its Chief Executive Officer and Chief Financial Officer, the Company evaluated the effectiveness of the design and operation of its disclosure controls and procedures (as defined in Rule 13a-15e under the Exchange Act).  Based upon that evaluation, the Company’s management, including the Chief Executive Officer and Chief Financial Officer, concluded that, as of the Evaluation Date, concluded that the Company’s disclosure controls and procedures were effective to ensure that information the Company is required to disclose in the reports that it files or submits with the Securities and Exchange Commission under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms, and to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Company's management, including its principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

The Company’s management, including the Chief Executive Officer and Chief Financial Officer, identified no change in the Company’s internal control over financial reporting that occurred during the Company’s Fiscal Year Ended April 30, 2006 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

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

Fees, including reimbursements for expenses, for professional services rendered by Morgan & Company to the Company were:

______________________________________________________________________________

Fiscal Years 2006 and 2005 ended April 30th        Fiscal Year     Fiscal Year

Principal Accountant Fees and Services                    2006            2005

------------------------------------------------------------------------------

Audit Fees                                              $4,200          $4,400

Audit Related Fees                                           0               0

Tax Fees                                                     0               0

All Other Fees                                          __   0          __   0

Total                                                   $4,200          $4,400

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

Audited Financial Statements

  Auditor's Report, dated 8/25/2006

  Balance Sheets at 4/30/2006 and 4/30/2005

  Statements of Operations

    for Fiscal Year ended 4/30/2006

    for Fiscal Year ended 4/30/2005

    Cumulative from Incorporation on 2/8/2000

  Statements of Cash Flows

    for Fiscal Year ended 4/30/2006

    for Fiscal Year ended 4/30/2005

    for Fiscal Year ended 4/30/2004

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

12:  The certifications required by Rule 13a-14(a) or Rule 15d-14(a).......47

13.  The certifications required by Rule 13a-14(b) or Rule 15d-14(b) and

     Section 1350 of Chapter 63 of Title 18 of the United States Code      49

14.  Legal Opinion:  No Disclosure Necessary

15.  Additional Exhibits:

       Incorporated by reference to the Registration Statement and Form 6-K’s

BROCKTON CAPITAL CORP.

(A Development Stage Company)

REPORT AND FINANCIAL STATEMENTS

April 30, 2006 and 2005

(Stated in Canadian Dollars)

AUDITORS’ REPORT

To the Shareholders,

Brockton Capital Corp.

(A Development Stage Company)

We have audited the balance sheets of Brockton Capital Corp. (A Development Stage Company) as at April 30, 2006 and 2005 and the statements of operations and cash flows for each of the years in the three year period ended April 30, 2006 and for the period February 8, 2000 (Date of Incorporation) to April 30, 2006 and the statement of shareholders’ equity (deficiency) for the period February 8, 2000 (Date of Incorporation) to April 30, 2006.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at April 30, 2006 and 2005 and the results of its operations and its cash flows for each of the years in the three year period ended April 30, 2006 and for the period February 8, 2000 (Date of Incorporation) to April 30, 2006, in accordance with Canadian generally accepted accounting principles.

Vancouver, Canada	“Morgan & Company”
August 25, 2006	Chartered Accountants

COMMENTS BY AUDITOR FOR US. READERS

ON CANADA-U.S. REPORTING DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 to the financial statements.  Our report to the shareholders, dated August 25, 2006, is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditor’s report when these are adequately disclosed in the financial statements or a reference to such a change in accounting principles in the auditor’s report when the change is property accounted for and adequately disclosed in the financial statements.

Vancouver, Canada	“Morgan & Company”
August 25, 2006	Chartered Accountants

BROCKTON CAPITAL CORP.

(A Development Stage Company)

BALANCE SHEETS

April 30, 2006 and 2005

(Stated in Canadian Dollars)

ASSETS	2006	2005

Current
Cash and cash equivalents	$ 14,141	$ 5,865
GST receivable	7,298	2,903
Inventory – Notes 2 and 3	1	4,735

	21,440	13,503

Rights – Notes 3 and 8	10,000	123,610

	$ 31,440	$ 137,113

LIABILITIES

Current
Accounts payable and accrued liabilities – Note 6	$ 120,862	$ 43,590
Notes payable – Note 4	40,000	-

	160,862	43,590

SHAREHOLDERS’ EQUITY (DEFICIENCY)

Share Capital – Notes 5 and 6	207,342	207,342
Contributed surplus – Note 8	168,750	168,750
Deficit accumulated during the development stage	(505,514)	(282,569)

	(129,422)	93,523

	$ 31,440	$ 137,113

Nature and Continuance of Operations – Note 1

Commitments – Notes 3, 4 and 5

Subsequent Event – Note 3

APPROVED BY THE DIRECTORS:

“Terry Amisano”	Director	“Kevin Hanson”	Director
Terry Amisano		Kevin Hanson

SEE ACCOMPANYING NOTES

BROCKTON CAPITAL CORP.

(A Development Stage Company)

STATEMENTS OF OPERATIONS

for the years ended April 30, 2006, 2005 and 2004

and for the period from February 8, 2000 (Date of Incorporation) to April 30, 2006

(Stated in Canadian Dollars)

				February 8, 2000
				(Date of
				Incorporation) to
	Years ended April 30,			April 30,
	2006	2005	2004	2006

Administrative Expenses
Accounting, audit and legal – Note 6	$ 14,599	$ 24,406	$ 37,820	$ 120,953
Consulting fees	61,200	2,383	1,826	74,069
Equipment rental – Note 6	6,000	6,000	6,000	28,000
Filing fees	7,525	5,357	3,188	19,911
General and administrative	-	169	2,974	3,899
Interest and bank charges	2,056	768	422	4,110
Investor relations	-	625	6,339	6,964
Marketing	-	-	-	1,170
Office rent – Note 6	9,000	9,000	9,000	42,000
Office supplies – Note 6	3,284	3,000	3,000	14,462
Promotion	541	1,481	1,677	4,708
Transfer agent fees	396	4,103	9,861	23,228
Travel	-	-	1,729	8,171

Loss before other items	(104,601)	(57,292)	(83,836)	(351,645)

Other items:
Other income	-	-	961	961
Interest income	-	2,261	11,513	41,641
Write-off of deferred investment expenses	-	-	(72,127)	(72,127)
Write-down of inventory to net realizable value	(4,734)	(6,000)	-	(10,734)
Write-down of rights – Note 3	(113,610)	-	-	(113,610)

Net loss for the year	$ (222,945)	$ (61,031)	$ (143,489)	$ (505,514)

Basic and diluted loss per share	$ (0.04)	$ (0.01)	$ (0.08)

Weighted average number of shares outstanding	6,337,500	5,018,322	1,837,500

SEE ACCOMPANYING NOTES

BROCKTON CAPITAL CORP.

(A Development Stage Company)

STATEMENTS OF CASH FLOWS

for the years ended April 30, 2006, 2005 and 2004

and for the period from February 8, 2000 (Date of Incorporation) to April 30, 2006

(Stated in Canadian Dollars)

				February 8,
				2000 (Date of
				Incorporation)
				to
	Years ended April 30,			April 30,
	2006	2005	2004	2006

Operating Activities
Net loss for the period	$ (222,945)	$ (61,031)	$ (143,489)	$ (505,514)
Add (deduct) items not involving cash:
Interest accrual on notes receivable	-	(1,946)	-	(1,946)
Write-off of deferred investment expenses	-	-	72,127	72,127
Write-down of inventory to net realizable value	4,734	6,000	-	10,734
Write-down of rights	113,610	-	-	113,610
Changes in non-cash working capital items related to operations:
GST and interest receivable	(4,395)	1,424	3,050	(7,298)
Inventory	-	(10,735)	-	(10,735)
Prepaid expenses	-	-	9,700	-
Accounts payable and accrued liabilities	77,272	17,095	6,114	120,862

Cash used in operating activities	(31,724)	(49,193)	(52,498)	(208,160)

Investing Activities
Notes and accrued interest receivable	-	-	(49,414)	(121,664)
Deferred investment expenses	-	-	(34,679)	(72,127)

Cash used in investing activities	-	-	(84,093)	(193,791)

Financing Activities
Proceeds from shares issued	-	4,500	-	448,875
Share issue costs	-	-	-	(72,783)
Notes payable	40,000	-	-	40,000

Cash provided by financing activities	40,000	4,500	-	416,092

Increase in cash and cash equivalents during the period	8,276	(44,693)	(136,591)	14,141

Cash and cash equivalents at the beginning of the period	5,865	50,558	187,149	-

Cash and cash equivalents at the end of the period	$ 14,141	$ 5,865	$ 50,558	$ 14,141

…/cont’d

SEE ACCOMPANYING NOTES

BROCKTON CAPITAL CORP.

Continued

(A Development Stage Company)

STATEMENTS OF CASH FLOWS

for the years ended April 30, 2006, 2005 and 2004

and for the period from February 8, 2000 (Date of Incorporation) to April 30, 2006

(Stated in Canadian Dollars)

February 8, 2000
(Date of
Incorporation) to
	Years ended April 30,			April 30,
	2006	2005	2004	2006

Cash and cash equivalents consist of:
Cash	$ 14,141	$ 5,865	$ 10,558	$ 14,141
Term deposits	-	-	40,000	-

	$ 14,141	$ 5,865	$ 50,558	$ 14,141

Supplemental disclosure of cash flow information:
Cash paid for:
Interest	$ -	$ -	$ -	$ -

Income taxes	$ -	$ -	$ -	$ -

Non-cash Transactions – Note 8

SEE ACCOMPANYING NOTES

BROCKTON CAPITAL CORP.

(A Development Stage Company)

STATEMENT OF SHAREHOLDERS’ EQUITY (DEFICIENCY)

for the period from February 8, 2000 (Date of Incorporation) to April 30, 2005

(Stated in Canadian Dollars)

				Retained
				Earnings
				(Deficit)
				Accumulated
	Common Stock			During the
	Number of		Contributed	Development
	Shares	Amount	Surplus	Stage	Total

Balance, February 8, 2000 (Date of Incorporation)	-	$ -	$ -	$ -	$ -

Net income for the period	-	-	-	737	737

Balance, April 30, 2000	-	-	-	737	737
Cash received from escrow share issuances at $0.075 per share	2,250,000	168,750	-	-	168,750
Net income for the year	-	-	-	1,297	1,297

Balance, April 30, 2001	2,250,000	168,750	-	2,034	170,784
Cash received from share issuances at $0.15 per share	1,837,500	275,625	-	-	275,625
Less share issue costs	-	(72,783)	-	-	(72,783)
Net loss for the year	-	-	-	(34,310)	(34,310)

Balance, April 30, 2002	4,087,500	371,592	-	(32,276)	339,316
Net loss for the year	-	-	-	(45,773)	(45,773)

Balance, April 30, 2003	4,087,500	371,592	-	(78,049)	293,543
Net loss for the year	-	-	-	(143,489)	(143,489)

Balance, April 30, 2004	4,087,500	371,592	-	(221,538)	150,054
Cancel escrow shares	(2,250,000)	(168,750)	168,750	-	-
Cash received from share issuance at $0.001 per share	4,500,000	4,500	-	-	4,500
Net loss for the year	-	-	-	(61,031)	(61,031)

Balance, April 30, 2005	6,337,500	207,342	168,750	(282,569)	93,523
Net loss for the year	-	-	-	(222,945)	(222,945)

Balance, April 30, 2006	6,337,500	$ 207,342	$ 168,750	$ (505,514)	$ (129,422)

SEE ACCOMPANYING NOTES

BROCKTON CAPITAL CORP.

(A Development Stage Company)

NOTES TO THE FINANCIAL STATEMENTS

April 30, 2006, 2005 and 2004

(Stated in Canadian Dollars)

Note 1

Nature and Continuance of Operations

The Company is in the development stage and during the year ended April 30, 2005, entered into a distributor agreement with Cyberhand Technologies Inc. (“Cyberhand”) to acquire the right to market, sell and distribute in Canada the full product line of Cyberhand.

These financial statements have been prepared on a going concern basis.  The Company has a working capital deficiency of $139,422, has yet to achieve profitable operations and has accumulated a deficit of $505,514 since inception.  Its ability to continue as a going concern is dependent upon the ability of the Company to generate profitable operations in the future and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due.  The outcome of these matters cannot be predicted with any certainty at this time and raise substantial doubt that the Company will be able to continue as a going concern.  These financial statements do not include any adjustments to the amounts and classification of assets and liabilities that may be necessary should the Company be unable to continue as a going concern.  The Company anticipates that additional funding will be in the form of equity financing from the sale of common shares.  The Company may also seek to obtain short-term loans from the directors of the Company.  There are no current arrangements in place for equity funding or short-term loans.

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

These financial statements have, in management’s opinion, been properly prepared within reasonable limits of materiality and within the framework of significant accounting policies summarized below:

Brockton Capital Corp.

(A Development Stage Company)

Notes to the Financial Statement

April 30, 2006, 2005 and 2004

(Stated in Canadian Dollars) – Page 2

Note 2

Significant Accounting Policies – (cont’d)

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

d)

Financial Instruments

The carrying value of the Company’s financial instruments, consisting of cash and cash equivalents and accounts payable and accrued liabilities approximate their fair value due to the short-term maturity of such instruments. Notes payable also approximate fair value. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

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

Brockton Capital Corp.

(A Development Stage Company)

Notes to the Financial Statement

April 30, 2006, 2005 and 2004

(Stated in Canadian Dollars) – Page 10

Note 2

Significant Accounting Policies – (cont’d)

g)

Stock-based Compensation

The fair value of all share purchase options granted is expensed over their vesting period with a corresponding increase to contributed surplus.  Upon exercise of share purchase options, the consideration paid by the option holder, together with the amount previously recognized in contributed surplus, is recorded as an increase to share capital.

The Company uses the Black-Scholes option valuation model to calculate the fair value of share purchase options at the date of grant.  Option pricing models require the input of highly subjective assumptions, including the expected price volatility.  Changes in these assumptions can materially affect the fair value estimate and, therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s share purchase options.

Note 3

Rights – Note 8

By a distributor agreement dated July 5, 2004, the Company acquired the non-exclusive right to market, sell and distribute in Canada the full product line of Cyberhand Technologies Inc. (“Cyberhand”).  Consideration paid was the assignment of the principal and accrued interest of $123,610 due from Cyberhand on promissory notes receivable.  Under the terms of the agreement and amendment dated July 5, 2006, the Company agreed to purchase a minimum of 15,000 units on or before July 5, 2007, and upon completion of this minimum order, to purchase 50,000 units per month or forfeit its rights acquired under the July 5, 2004 agreement.  As required by the agreement, the Company purchased an initial stocking order of 200 units at a cost of $10,735, which was written down to its net realizable value of $4,735 during the year ended April 30, 2005 and to $1 during the year ended April 30, 2006.  During the year ended April 30, 2006, the Company wrote down the rights to $10,000 to recognize the possible impairment of the asset primarily due to the lack of sales of the product.

Note 4

Notes Payable

The notes payable are due on demand, bear interest at 10% per annum and are unsecured.  Included in notes payable are notes due to directors of the Company ($9,500) and a Company controlled by a director of the Company ($7,000).

Note 5

Share Capital

a)

Authorized:

100,000,000 common shares without par value

100,000,000 preferred shares without par value

Brockton Capital Corp.

(A Development Stage Company)

Notes to the Financial Statement

April 30, 2006, 2005 and 2004

(Stated in Canadian Dollars) – Page 11

Note 5

Share Capital – (cont’d)

b)

Commitments:

Stock-based Compensation Plan

The Company has granted directors and officers common share purchase options.  Options are granted with an exercise price equal to the market price of the Company’s stock on the date of the grant, however, the Company was not publicly listed at the date of the grant and the options were priced equal to the offering price on the Company’s Initial Public Offering.  Unless otherwise stated, share purchase options vest when granted.  Details of share purchase options for the year ended April 30, 2006 and 2005 are as follows:

	April 30, 2006		April 30, 2005
		Weighted		Weighted
		Average		Average
	Number of	Exercise	Number of	Exercise
	Shares	Price	Shares	Price
Options outstanding and exercisable at beginning and end of year	302,500	$0.15	302,500	$0.15

At April 30, 2006, directors and officers of the Company held 302,500 common share purchase options. Each option entitles the holder to purchase one share for each option held at $0.15 per share. These options expire on August 28, 2006.

Note 6

Related Party Transactions – Notes 4 and 5

The Company incurred the following expenses charged by a partnership controlled by two directors of the Company:

	Years ended April 30,
	2006	2005	2004
Accounting fees	$ 8,797	$ 5,926	$ 16,109
Equipment rental	6,000	6,000	6,000
Office rent	9,000	9,000	9,000
Office supplies	3,000	3,000	3,000

	$ 26,797	$ 23,926	$ 34,109

These charges were measured by the exchange amount, which is the amount agreed upon by the transacting parties.

At April 30, 2006, accounts payable and accrued liabilities includes $34,078 (2005: $17,340) to a partnership controlled by two directors of the Company.

Brockton Capital Corp.

(A Development Stage Company)

Notes to the Financial Statement

April 30, 2006, 2005 and 2004

(Stated in Canadian Dollars) – Page 12

Note 6

Related Party Transactions – Notes 4 and 5 – (cont’d)

During the year ended April 30, 2005, directors and officers were issued 1,250,000 shares at $0.001 per share pursuant to a private placement.

Note 7

Corporation Income Tax Losses

At April 30, 2006, the Company has accumulated eligible capital costs of $92,708 and non-capital losses totaling $462,695, which are available to reduce taxable income in future taxation years.  The non-capital losses expire as follows:

2007	$ 420
2008	2,748
2009	48,867
2010	60,060
2014	157,207
2015	74,847
2016	118,546
$ 462,695

Significant components of the Company’s future tax assets and liabilities, after applying enacted corporate income tax rates are as follows:

	2006	2005
Future income tax assets
Net tax losses carried forward	$ 164,812	$ 120,452
Marketing rights	(11,007)	(10,816)

	153,805	109,636
Less: valuation allowance	(153,805)	(109,636)
	$ -	$ -

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

Investing and financing activities that do not have an impact on current cash flows are excluded from the statement of cash flows. The following transactions have been excluded:

Brockton Capital Corp.

(A Development Stage Company)

Notes to the Financial Statement

April 30, 2006, 2005 and 2004

(Stated in Canadian Dollars) – Page 13

Note 8

Non-cash Transactions – (cont’d)

During the year ended April 30, 2005;

a)

the Company cancelled and returned to treasury 2,250,000 common shares previously issued at $0.075 per share ($168,750).  The amount paid for these shares has been recorded as contributed surplus.

b)

the Company acquired Rights (Note 3) in exchange for notes and accrued interest receivable of $123,610.

SIGNATURE PAGE

Pursuant to the requirements of Section 12g of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Brockton Capital Corp. --- SEC File Number 000-49760

Registrant

Dated: October 30, 2006      By /s/ Kevin R. Hanson___________________________

                                    Kevin R. Hanson, President/CEO/Director