Form 20-F/A
period 2006-04-30
BROCKTON CAPITAL CORP
filed 2006-12-18
CIK 1172298

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F/A

Amendment No. 1

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

OR

   [X]  SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF

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

Due to the inability to generate revenues, management is considering alternative business opportunities.

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

Brockton Capital Corp. --- SEC File Number 000-49760

Registrant

Dated: December 15, 2006      By /s/ Kevin R. Hanson________________________

                                    Kevin R. Hanson, President/CEO/Director