Form 20-F
MEGAWEST ENERGY CORP.
filed 2007-03-30
CIK 1172298

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 (b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[   ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[   ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ____________

Commission file number 000-49760

OR

[X] SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report: March 26, 2007

MEGAWEST ENERGY CORP.
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant's Name into English)

British Columbia, Canada
(Jurisdiction of incorporation or organization)

Suite 1000, 815 – 8th Avenue S.W.
Calgary, Alberta, Canada T2P 3P2
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Not Applicable
Title of Class

Not Applicable
Name of Each Exchange on Which Registered

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Common Shares Without Par Value
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

Not Applicable
Title of Class

Indicate the number of outstanding shares of each of the Registrant's classes of capital or common shares as of the close of the period covered by the annual report.

There were 66,311,050 common shares, without par value, issued and outstanding as of March 26, 2007.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
[   ] YES [X] NO

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
[X] YES [   ] NO

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
[X] YES [   ] NO

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.
See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer [   ]                  Accelerated filer [   ]                 Non-accelerated filer [X]

Indicate by check mark which financial statement item the registrant has elected to follow.
[X] Item 17 [   ] Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule
12b-2 of the Exchange Act). [X] YES [   ] NO

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST
FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12,
13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed
by a court. [   ] YES [   ] NO

PART I

This annual report contains forward-looking statements as that term is defined in Section 27A of the United States Securities Act of 1933 and Section 21E of the United States Securities Exchange Act of 1934. These statements relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology such as "may", "should", "expects", "plans", "anticipates", "believes", "estimates", "predicts", "potential" or "continue" or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors, including the risks in the section entitled "Risk Factors", that may cause our or our industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Except as required by applicable law, including the securities laws of the United States, we do not intend to update any of the forward-looking statements to conform these statements to actual results.

As used in this annual report, the terms "we", "us", "our" and "company" mean MegaWest Energy Corp., unless otherwise indicated and all references to "common shares" refer to common shares in our capital stock.

Unless otherwise indicated, all dollar amounts referred to herein are in Canadian dollars.

ITEM 1.           Identity of Directors, Senior Management and Advisers

Not applicable.

ITEM 2.           Offer Statistics and Expected Timetable

Not applicable.

ITEM 3.           Key Information

A.           Selected Financial Data

The following financial data summarizes selected financial data for our company prepared in accordance with Canadian generally accepted accounting principles for the five fiscal years ended April 30, 2006. Additional information is presented to show the differences which would result from the application of United States generally accepted accounting principles to our financial information. The information presented below for the five year period ended April 30, 2006 is derived from our audited financial statements which were examined by our independent auditor. The information set forth below should be read in conjunction with our audited financial statements and related notes included in this annual report and with the information appearing under the heading "Item 5 - Operating and Financial Review and Prospects" below. The data is presented in Canadian dollars.

Selected Financial Data
(Stated in Canadian Dollars - Calculated in accordance with Canadian GAAP)

Fiscal Year Ended April 30 (Audited)

CANADIAN GAAP	2006	2005	2004	2003	2002
Net Sales or Operating Revenues	-	-	-	-	-
Income (Loss) from Operations	($104,601)	($57,292)	($83,836)	($56,638)	($44,133)

CANADIAN GAAP	2006	2005	2004	2003	2002
Net Income (Loss)	($222,945)	($61,031)	($143,489)	($45,773)	($34,310)
Net Income (Loss) from Operations per Common Share	($0.02)	($0.01)	($0.05)	($0.03)	($0.03)
Net Income (Loss) per Common Share	($0.04)	($0.01)	($0.08)	($0.02)	($0.03)
Total Assets	$31,440	$137,113	$176,549	$313,924	$351,009
Net Assets (Deficit)	($129,422)	$93,523	$150,054	$293,543	$339,316
Capital Stock (excluding long term debt and redeemable preferred shares)	$376,092	$376,092	$371,592	$371,592	$371,592
Number of Common Shares (adjusted to reflect changes in capital)	6,337,500	6,337,500	1,837,500	1,837,500	1,837,500
Dividends per Common Share	-	-	-	-	-
Weighted average Number Shares	6,337,500	5,018,322	1,837,500	1,837,500	1,363,542
Working Capital	($139,422)	($30,087)	$150,054	$256,095	$339,316
Long-Term Debt	-	-	-	-	-
Shareholders’ Equity	($129,422)	$93,523	$150,054	$293,543	$339,316

Notes:
(1)	April 30, 2005 and 2004 results restated to confirm with April 30, 2006 presentation.
(2)	Cumulative Net Loss since incorporation through April 30, 2006 was $505,514.

Reconciliation to United States Generally Accepted Accounting Principles

There are no material differences between Canadian generally accepted accounting principles and United States generally accepted accounting principles on the balance sheets and statements of operations and cash flows of our company.

Disclosure of Exchange Rate History

On March 23, 2007, the exchange rate in effect for Canadian dollars exchanged for United States dollars, expressed in terms of Canadian dollars, and based on the noon buying rates in New York City, for cable transfers in Canadian dollars, as certified for customs purposes by the Federal Reserve Bank of New York was $1.16.

For the past five fiscal years ended April 30, 2006 and for the period between May 1, 2006 and February 28, 2007, the following exchange rates were in effect for Canadian dollars exchanged for United States dollars, expressed in terms of Canadian dollars and based upon the exchange rate as determined above:

Month/Year End	Average	Low/High
February 28, 2007	$1.1707	$1.1683/$1.1735
January 31, 2007	$1.1759	$1.1732/$1.1789
December 31, 2006	$1.1530	$1.1494/$1.1548
November 30, 2006	$1.1362	$1.1337/$1.1386
October 31, 2006	$1.1286	$1.1260/$1.1317

Month/Year End	Average	Low/High
September 30, 2006	$1.1162	$1.1131/$1.1191
April 30, 2006	$1.1872	N/A
April 30, 2005	$1.2701	N/A
April 30, 2004	$1.3434	N/A
April 30, 2003	$1.5396	N/A
April 30, 2002	$1.5673	N/A

B.           Capitalization and Indebtedness

Not applicable.

C.           Reasons for the Offer and Use of Proceeds

Not applicable.

D.           Risk Factors

Much of the information included in this annual report includes or is based upon estimates, projections or other "forward looking statements". Such forward looking statements include any projections or estimates made by our company and our management in connection with our business operations. While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggested herein.

Such estimates, projections or other forward looking statements involve various risks and uncertainties as outlined below. We caution the reader that important factors in some cases have affected and, in the future, could materially affect actual results and cause actual results to differ materially from the results expressed in any such estimates, projections or other forward looking statements.

The common shares of our company are considered speculative during the period of time that we are seeking to identify a new business opportunity. You should carefully consider the following risks and uncertainties in addition to other information in this annual report in evaluating our company and our business before purchasing shares of our company's common share. Our business, operating and financial condition could be harmed due to any of the following risks.

Risks Relating to our Financial Condition

We have yet to attain profitable operations and because we will need additional financing to fund our exploration activities, there is substantial doubt about our ability to continue as a going concern.

Our company has a limited operating history and as of the date of this annual report is considered in the exploration stage. Our prospects must be considered in light of the risks, uncertainties, expenses and difficulties frequently encountered by companies seeking to acquire or establish new business opportunities. To date, we have identified a number of business opportunities in the oil and gas industry and have completed the acquisition of one of these, but there can be no assurances that we will complete our identified prospects or be able to identify, secure and complete acquisitions of suitable additional prospects of merit in the future.

The success of our company is also significantly dependent on a successful drilling, completion and production program. Our company’s operations will be subject to all the risks inherent in the establishment of a developing enterprise and the uncertainties arising from the absence of a significant operating history. No assurance can be given that we may be able to operate on a profitable basis. We are in the exploration stage and potential investors should be aware of the difficulties normally encountered by enterprises in the exploration stage. There can be no assurance that our business plan will prove successful, and no assurance that we may be able to operate profitably, if at all.

We cannot be sure that we will be successful in addressing these risks and uncertainties and our failure to do so could have a material adverse effect on our financial condition. In addition, our operating results are dependent to a large degree upon factors outside our control. There are no assurances that we will be successful in addressing these risks, and the failure to address such risks may adversely affect our business.

It is unlikely that we will generate any revenues while we seek to complete our drilling, completion and production program and seek additional suitable business opportunities. Our short and long-term prospects depend upon the success of our drilling, completion and production program and our ability to select and secure suitable business opportunities. In order for our company to generate revenues, we will incur substantial expenses in the location, acquisition and development of commercially viable reserves of oil and gas. Even with the Chetopa project in Kansas (as detailed in Item 4.A - "History and Development of MegaWest Energy Corp." below), our projects are in the exploration stage only and are without known reserves of oil and gas. Accordingly, we have not generated any revenues nor have we realized a profit from our operations to date and there is little likelihood that we will generate any revenues or realize any profits in the short term. Any profitability in the future from our business will be dependent upon locating and developing economic reserves of oil and gas, which itself is subject to numerous risk factors as set forth herein. Since we have not generated any revenues, we may have to raise additional monies through the sale of our equity securities or debt in order to continue our business operations.

We therefore expect to incur significant losses for the foreseeable future. We recognize that if we are unable to generate significant revenues from our business activities, our entire business may fail. There is no history upon which to base any assumption as to the likelihood that we will be successful in acquiring a suitable business opportunity or complete a business combination, and we can provide no assurance to investors that we will generate any operating revenues or achieve profitable operations.

Due to the losses incurred since inception and not having generated any revenues to date nor currently generating any revenues, there is substantial doubt about our ability to continue as a going concern.

There can be no assurance that, if required, any such financing will be available upon terms and conditions acceptable to us, if at all. Our inability to obtain additional financing in a sufficient amount when needed and upon terms and conditions acceptable to us could have a materially adverse effect upon our company. Although we believe that we have funds sufficient to meet our immediate needs, we expect to require further funds to finance the development of our company. There can be no assurance that such funds will be available or available on terms satisfactory to us. If additional funds are raised by issuing equity securities, further dilution to existing or future shareholders is likely to result. If adequate funds are not available on acceptable terms when needed, we may be required to delay, scale back or eliminate the development of our company. Inadequate funding could also impair our ability to compete in the marketplace, which may result in the dissolution of our company.

We have not generated any revenues and our ability to generate revenues is uncertain.

In the past, we have incurred substantial net losses. For the year ended April 30, 2006, we incurred net losses of $222,945, and for the year ended April 30, 2005, we incurred net losses of $61,031. We also have an accumulated deficit of $505,514 as at April 30, 2006. These losses are related to our former business (described below in Item 4.A – "History and Development of MegaWest Energy Corp." below) which we are no longer pursuing. At this time, our ability to generate any revenues is uncertain. Although we believe that we have sufficient funds to finance our operating costs for the next twelve months, we may require additional funds to finance the acquisition of suitable additional business opportunities or to complete business combinations. We do not expect to generate any significant revenues for the foreseeable future. Accordingly, we may require additional funds, either from equity or debt financing, to maintain our daily operations in the future and to locate, acquire and develop suitable business opportunities or to complete business combinations. Obtaining additional financing is subject to a number of factors, including investor acceptance of any business we may acquire or combine with in the future and general investor sentiment. Financing, therefore, may not be available on acceptable terms, if at all. The most likely source of future funds presently available to us is through the sale of equity capital. Any sale of share capital, however, will result in the dilution of existing shareholders. If we are unable to raise additional funds when required, we may be forced to delay our plan of operation and our entire business may fail.

Risks Relating to our Business

We have no binding agreements for additional business combinations or other transaction and there can be no assurance that we will be able to successfully identify and evaluate suitable additional business opportunities.

As at the date of this annual report, we have no binding arrangements, agreements or understandings with respect to acquiring additional oil and gas prospects, although we have entered into non-binding letters of intent with: (a) Deerfield Energy LLC in respect of the purchase of all the issued and outstanding membership units of Deerfield Energy LLC; (b) Trinity Sands Energy LLC in respect of the purchase of all the issued and outstanding membership units of Trinity Sands Energy LLC; and (c) Kentucky Reserves, LLC in respect of the purchase of all of the issued and outstanding membership units of Kentucky Reserves, LLC (as detailed in Item 4.A - "History and Development of MegaWest Energy Corp." below). The success of our company following an entry into any business opportunity will depend to a great extent on the operations, financial condition and management of any identified business opportunity. While management intends to seek business opportunities and/or business combinations, there is no assurance that we will successfully locate business opportunities. In the event that we complete the current business combination opportunities or otherwise acquire business opportunities, the success of our operations may be dependent upon management of the successor firm or venture partner firm, together with a number of other factors beyond our control.

Our ability to locate additional business opportunities and to develop and realize the potential of our projects is dependent on us being able to raise significant amounts of additional financing. All or a portion of our interest in our projects may be lost if we are unable to obtain significant additional financing, as we are required to make significant expenditures on the exploration and development of our projects.

Our ability to locate and enter into additional business opportunities, including, but not limited to, the continued exploration and, if warranted, development of our projects will be dependent upon our ability to raise significant additional financing. If we are unable to obtain such financing, a portion of our interest in our projects may be lost or our projects may be lost entirely and revert back to the current owners or landowners.

Additionally, our decision as to whether our projects contain commercial oil and gas deposits and should be brought into production will require substantial funds and depend upon the results of exploration programs and feasibility studies and the recommendations of duly qualified engineers, geologists, or both. This decision will involve consideration and evaluation of several significant factors, including, but not limited to: (a) costs of bringing a project into production, including exploration and development work, preparation of production feasibility studies, and construction of production facilities; (b) availability and costs of financing; (c) ongoing costs of production; (d) market prices for the oil and gas to be produced; (e) environmental compliance regulations and restraints; and (f) political climate, governmental regulation and control.

While we have approximately $35,489,317 in cash on hand, we have no material cash flow from operations. We are therefore dependent for future funds on our ability to sell our common shares, primarily on a private placement basis. During the course of the twelve month period ending April 30, 2007, we anticipate that we will incur approximately US$10,053,500 in expenses related to business combination costs, operating costs and costs associated with the continued pursuit of identifying suitable business opportunities. Although we have funds to cover the costs associated with our identified prospects and the estimated operating costs thereof during the next twelve months, we have not generated any revenues to date (and may not in the future), so we may be required to raise additional funding through private placements of our equity securities and/or debt financing after the next twelve month period. In addition, we may identify additional business opportunities which may require additional funding. There can be no assurance that we will be able to obtain financing on that basis in light of factors such as the market demand for our securities, the state of financial markets generally and other relevant factors.

If adequate funds are not available on acceptable terms when needed, we may be required to delay, scale back or eliminate the development of our operations and any business opportunity that we acquire and we may not be able to realize any potential of our projects. Inadequate funding could also impair our ability to compete in the marketplace, and our entire business may fail.

We may be subject to Canadian and United States tax consequences if we acquire a business opportunity or combination.

Canadian and United States tax consequences may be a major consideration in any business acquisition or combination that we elect to undertake. Typically, these transactions may be structured in such a manner so as to result in a tax-free transaction pursuant to various Canadian and United States tax provisions. We intend to structure any business combination so as to minimize the tax consequences to both our company and the target entity. However, there can be no assurance that a business combination will meet the statutory requirements for a tax-free reorganization or that the parties will obtain the intended tax-free treatment upon a transfer of common shares or assets. A non-qualifying reorganization could result in the imposition of taxes, which may have an adverse effect on both parties to the transaction. Compliance with these laws and regulations has not had a material effect on our operations or financial condition to date.

Our accounts are subject to currency fluctuations which may periodically affect our financial position and results.

We maintain our accounts in Canadian currency and make certain payments in the currency of the United States and are therefore subject to currency fluctuations and such fluctuations may periodically affect our financial position and results. We do not currently engage in currency hedging activities.

Risks Relating to Oil and Gas Operations

Competition in the oil and gas industry is highly competitive and there is no assurance that we will be successful in acquiring further leases.

The oil and gas industry is intensely competitive. We compete with numerous individuals and companies, including many major oil and gas companies, which have substantially greater technical, financial and operational resources and staffs for suitable business opportunities, desirable oil and gas properties for drilling operations, drilling equipment and funds. There can be no assurance that the necessary funds can be raised or that any projected work will be completed.

As our Chetopa project and other identified prospects are in the exploration stage there can be no assurance that we will establish commercial discoveries on our Chetopa project and other identified prospects.

Exploration for economic reserves of oil and gas is subject to a number of risk factors. Few of the prospects that are explored are ultimately developed into producing oil and/or gas wells. Our Chetopa prospect in Kansas and our other identified prospects are in the exploration stage only and are without proven reserves of oil and gas. There can be no assurance that we will establish commercial discoveries on any of our projects.

The potential profitability of oil and gas ventures depends upon factors beyond the control of our company.

The potential profitability of oil and gas projects is dependent upon many factors beyond our control. For instance, world prices and markets for oil and gas are unpredictable, highly volatile, potentially subject to governmental fixing, pegging, controls, or any combination of these and other factors, and respond to changes in domestic, international, political, social, and economic environments. Additionally, due to world-wide economic uncertainty, the availability and cost of funds for production and other expenses have become increasingly difficult, if not impossible, to project. These changes and events may materially affect our financial performance.

Adverse weather conditions can also hinder drilling operations. A productive well may become uneconomic in the event water or other deleterious substances are encountered which impair or prevent the production of oil and/or gas from the well. In addition, production from any well may be unmarketable if it is impregnated with water or other deleterious substances. The marketability of oil and gas which may be acquired or discovered will be affected by numerous factors beyond our control. These factors include the proximity and capacity of oil and gas pipelines and processing equipment, market fluctuations of prices, taxes, royalties, land tenure, allowable production and environmental protection. The extent of these factors cannot be accurately predicted but the combination of these factors may result in our company not receiving an adequate return on invested capital.

Oil and gas operations are subject to comprehensive regulation which may cause substantial delays or require capital outlays in excess of those anticipated causing an adverse effect on our company. Further, exploration and production activities are subject to certain environmental regulations which may prevent or delay the commencement or continuance of our operations.

Oil and gas operations in the United States and Canada are subject to federal, state and provincial laws and regulations relating to the protection of the environment, including, but not limited to, laws regulating removal of natural resources from the ground and the discharge of materials into the environment. Oil and gas operations in United States and Canada are also subject to federal, state and provincial laws and regulations which seek to maintain health and safety standards by regulating the design and use of drilling methods and equipment. Various permits from government bodies are required for drilling operations to be conducted; no assurance can be given that such permits will be received. No assurance can be given that environmental standards imposed by federal, state and provincial authorities will not be changed or that any such changes would not have material adverse effects on our activities. Moreover, compliance with such laws may cause substantial delays or require capital outlays in excess of those anticipated, thus causing an adverse effect on us. Additionally, we may be subject to liability for pollution or other environmental damages which we may elect not to insure against due to prohibitive premium costs and other reasons. Our current and anticipated exploration and drilling activities are subject to the aforementioned environment regulations. When and if we establish reserves or enter into production we will become subject to additional regulations which do not currently pertain to us or affect our current operations.

Specifically, we are subject to legislation regarding emissions into the environment, water discharges and storage and disposition of hazardous wastes. In addition, legislation has been enacted which requires well and facility sites to be abandoned and reclaimed to the satisfaction of federal, state and provincial authorities. However, such laws and regulations are frequently changed and we are unable to predict the ultimate cost of compliance. Generally, environmental requirements do not appear to affect us any differently or to any greater or lesser extent than other companies in the industry.

Based upon our review of the environmental regulations that we are currently subject to, we believe that our operations comply, in all material respects, with all applicable environmental regulations.

Exploratory drilling involves many risks and we may become liable for pollution or other liabilities which may have an adverse effect on our financial position.

Drilling operations generally involve a high degree of risk. Hazards such as unusual or unexpected geological formations, power outages, labour disruptions, blow-outs, sour gas leakage, fire, inability to obtain suitable or adequate machinery, equipment or labour, and other risks are involved. We may become subject to liability for pollution or hazards against which we cannot adequately insure or which we may elect not to insure. Incurring any such liability may have a material adverse effect on our financial position and operations.

We have oil and gas leases in respect of the real property associated with our projects, but the real property may be subject to prior unregistered agreements, or transfers which have not been recorded or detected through title searches.

We have oil and gas leases with respect to the real property associated with our projects and we believe our interests are valid. However, these leases do not guarantee title against all possible claims. The real property may be subject to prior unregistered agreements, or transfers which have not been recorded or detected through title research. If the oil and gas leases to the real property associated with our projects are challenged, we may have to expend funds defending any such claims and may ultimately lose some or all of any revenues generated from the projects if we lose our interest in such leases.

Risks Relating to our Common Stock

Our common stock is illiquid and shareholders may be unable to sell their shares.

Our common shares are currently quoted on the Over-the-Counter Bulletin Board (OTC Bulletin Board) and are thinly traded. In the past, our trading price has fluctuated widely, depending on many factors that may have little to do with our operations or business prospects. There is currently a limited market for our common shares and we can provide no assurance to investors that a market will develop. If a market for our common shares does not develop, our shareholders may not be able to re-sell the shares of our common shares that they have purchased and they may lose all of their investment. Public announcements regarding our company, changes in government regulations, conditions in our market segment and changes in earnings estimates by analysts may cause the price of our common shares to fluctuate substantially. In addition, the OTC Bulletin Board is not an exchange and, because trading of securities on the OTC Bulletin Board is often more sporadic than the trading of securities listed on an exchange of the NASDAQ Stock Market, Inc., you may have difficulty reselling any of the shares you purchase from our selling shareholders.

Securities class-action litigation has often been instituted following periods of volatility in the market price of a company's securities. Such litigation, if instituted against our company, could result in substantial costs for our company and a diversion of management's attention and resources.

If we complete further business opportunities or combinations, we may be required to issue a substantial number of common shares which would dilute the shareholdings of our current shareholders and result in a change of control of our company.

Our primary plan of operation is based upon the acquisition of business opportunities or business combinations with private companies. The likely result of such transactions would result in our company issuing common shares to shareholders of such private companies. Issuing previously authorized and unissued common shares in the capital of our company will reduce the percentage of common shares owned by existing shareholders and may result in a change in the control of our company and our management. Currently, we have entered into letters of intent to acquire additional non-conventional, heavy oil prospects. If we close on these acquisitions, we may issue an additional 19,500,000 common shares and vest up to 9,000,000 warrants (issued to a private company controlled by a director of our company) exercisable for 9,000,000 common shares. A further 10,500,000 warrants, of which 10,000,000 warrants (issued to a private company controlled by an officer and director of our company) exercisable for 10,000,000 common shares may be vested upon acceptance of future projects.

Shareholders' interests in our company will be diluted and investors may suffer dilution in their net book value per share if we issue additional shares or raise funds through the sale of equity securities.

Our constating documents authorize the issuance of an unlimited number of common shares without par value and 100,000,000 preference shares without par value. In the event that we are required to issue additional shares or enter into private placements to raise financing through the sale of equity securities, the interests of existing shareholders in our company will be diluted and existing shareholders may suffer dilution in their net book value per share depending on the price at which such securities are sold. If we do issue additional shares, it will cause a reduction in the proportionate ownership and voting power of all existing shareholders.

Principal shareholders, officers and directors have substantial control regarding share ownership. This concentration could lead to conflicts of interest and difficulties in the "public" investors effecting corporate changes, and could adversely affect our company’s share prices.

Our senior management, directors and greater-than-five-percent shareholders (and their affiliates), acting together, hold approximately 29.5% of the shares of our company, on a diluted basis, and have the ability to control substantially all matters submitted to our company’s shareholders for approval (including the election and removal of directors and any merger, consolidation or sale of all or substantially all of our company’s assets) and to control our company’s management and affairs. Accordingly, this concentration of ownership may have the effect of delaying, deferring or preventing a change in control of our company, impeding a merger, consolidation, takeover or other business combination involving our company or discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of our company, which in turn could materially adversely affect the market price of our company’s shares.

Employee, director and consultant stock options and warrants could lead to greater concentration of share ownership among insiders and could lead to dilution of share ownership which could lead to depressed share prices.

Because the success of our company is highly dependent upon our respective employees, our company has granted to some or all of our key employees, directors and consultants options to purchase common shares as non-cash incentives. To the extent that significant numbers of such options may be granted and exercised, the interests of the other shareholders of our company may be diluted causing possible loss of investment value.

We have never declared or paid cash dividends on our common shares and do not anticipate doing so in the foreseeable future.

There can be no assurance that our board of directors will ever declare cash dividends, which action is exclusively within our discretion. Shareholders cannot expect to receive a dividend on our common shares in the foreseeable future, if at all.

Trading of our shares may be restricted by the SEC's "Penny Stock" regulations which may limit a shareholder's ability to buy and sell our shares.

The U.S. Securities and Exchange Commission has adopted regulations which generally define "penny stock" to be any equity security that has a market price (as defined) less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions. Our securities are covered by the penny stock rules, which impose additional sales practice requirements on broker-dealers who sell to persons other than established customers and "accredited investors." The term "accredited investor" refers generally to institutions with assets in excess of $5,000,000 or individuals with a net worth in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 jointly with their spouse. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document in a form prepared by the SEC which provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer's account. The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer's confirmation. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from these rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the share that is subject to these penny stock rules. Consequently, these penny stock rules may affect the ability of broker-dealers to trade our securities. We believe that the penny stock rules discourage investor interest in and limit the marketability of, our common shares.

The National Association of Securities Dealers, or NASD, has adopted sales practice requirements which may limit a shareholder's ability to buy and sell our shares.

In addition to the "penny stock" rules described above, the NASD has adopted rules that require that in recommending an investment to a customer, a broker-dealer must have reasonable grounds for believing that the investment is suitable for that customer. Prior to recommending speculative low priced securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer’s financial status, tax status, investment objectives and other information. Under interpretations of these rules, the NASD believes that there is a high probability that speculative low priced securities will not be suitable for at least some customers. The NASD requirements make it more difficult for broker-dealers to recommend that their customers buy our common shares, which may limit your ability to buy and sell our shares and have an adverse effect on the market for our shares.

Risks Relating to Our Management

Our articles contain provisions indemnifying our officers and directors against all costs, charges and expenses incurred by them.

Our articles contain provisions that state, subject to applicable law, we shall indemnify every director or officer of our company, subject to the limitations of the Corporations Act (British Columbia), against all losses or liabilities that our company’s director or officer may sustain or incur in the execution of their duties. Our company’s articles further state that no director or officer shall be liable for any loss, damage or misfortune that may happen to, or be incurred by our company in the execution of their duties if they acted honestly and in good faith with a view to the best interests of our company. Such limitations on liability may reduce the likelihood of litigation against our company’s officers and directors and may discourage or deter our shareholders from suing our company’s officers and directors based upon breaches of their duties to our company, though such an action, if successful, might otherwise benefit our company and our shareholders.

As a majority of our directors and officers are residents of other countries other than the United States, investors may find it difficult to enforce, within the United States, any judgments obtained against our company or our directors and officers.

We do not currently maintain a permanent place of business within the United States. In addition, a majority of our directors and officers are nationals and/or residents of countries other than the United States, and all or a substantial portion of such persons' assets are located outside the United States. As a result, it may be difficult for investors to enforce within the United States any judgments obtained against our company or our officers or directors, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state thereof.

Key management employees may fail to properly carry out their duties or may leave which could negatively impact corporate operations and/or share pricing.

Our company's financial condition and the success of our oil and gas operations is dependent on our ability to hire and retain highly skilled and qualified personnel, including George T. Stapleton, II, R. William Thornton and George Orr. We face competition for qualified personnel from numerous industry sources, and there can be no assurance that we will be able to attract and retain qualified personnel on acceptable terms. The loss of service of any of our key personnel could have a material adverse effect on our operations or financial condition. We do not have key-man insurance on any of our employees and with the exception of R. William Thornton, we do not have written employment agreements with any of our key personnel.

ITEM 4.           Information on MegaWest Energy Corp.

A.           History and Development of MegaWest Energy Corp.

Our company was incorporated in the Province of British Columbia under the Company Act (British Columbia) on February 8, 2000 under the name "Brockton Capital Corp.". On March 29, 2004, the Business Corporations Act (British Columbia) came into effect, replacing the Company Act. As required by the Business Corporations Act, our company was "transitioned" under the Business Corporations Act, effective June 30, 2005. At a special general meeting of shareholders of our company on February 19, 2007, our shareholders authorized our directors to remove the pre-existing company provisions applicable to our company pursuant to the Business Corporations Act and to adopt new articles for our company. The shareholders also approved a special resolution changing the name of our company to "MegaWest Energy Corp." The change of name was effected as of February 27, 2007.

Our company is currently a reporting issuer under the securities laws of the Provinces of British Columbia and Alberta.

Our corporate offices are located at Suite 1000, 815 – 8th Avenue S.W., Calgary Alberta, Canada T2P 3P2. Our telephone number is (403) 984-6342 and our facsimile number is (403) 984-6343.

Our company's authorized capital shares consist of an unlimited number of common shares without par value and 100,000,000 preferred shares without par value. As at the year ended April 30, 2006, there were 6,337,500 common shares issued and outstanding. As of March 26, 2007, there were 66,311,050 common shares issued and outstanding.

Our company’s initial public offering was completed on July 5, 2001, raising $262,500 from the sale of 1,750,000 common shares.

Our company's common shares began trading on the TSX Venture Exchange (formerly the Canadian Venture Stock Exchange) in Toronto, Ontario, Canada, on August 27, 2001. Our company was a capital pool company pursuant to the policies of the TSX Venture Exchange, whereby the principal business of our company was to identify and evaluate opportunities for the acquisition of an interest in assets or businesses, a "qualifying transaction".

On September 4, 2002, we signed a letter of intent to acquire all of the common shares of Cyberhand Technologies Inc., a company engaged in the business of designing, manufacturing and marketing ergonomically designed peripheral computer hardware products. On August 28, 2003, we entered into the share purchase agreement whereby we agreed to acquire all of the issued and outstanding shares of Cyberhand Technologies Inc. During the fiscal year ended April 30, 2004, we advanced $109,280 plus accrued interest to Cyberhand Technologies Inc. pursuant to notes payable to fund activities pending the proposed acquisition. The completion of the acquisition was subject to due diligence, shareholder approval, a proposed financing, and regulatory approval.

Effective June 16, 2004, we voluntarily de-listed our common shares from the TSX Venture Exchange. We took this action despite receiving conditional approval from the TSX Venture Exchange to complete our qualifying transaction to acquire Cyberhand Technologies Inc. The reason for our voluntary de-listing was our belief that we would not have been able to satisfy all of the conditions set by the TSX Venture Exchange in a timely manner which would have put us at risk of defaulting on our agreement with Cyberhand Technologies Inc. However, we felt we needed to seek alternatives to maintaining our TSX Venture Exchange listing and obtained a listing on the OTC Bulletin Board in the United States, effective March 28, 2005.

Pursuant to a July 2004 distributor agreement, we acquired the non-exclusive right to market, sell and distribute in Canada the full line of computer products designed, manufactured and marketed by Cyberhand Technologies Inc. in consideration for the assignment of $123,610, being the balance owed on the promissory notes from Cyberhand Technologies Inc. Pursuant to the distributor agreement, we agreed to purchase a minimum of 15,000 units on or before July 5, 2007. Upon completion of this minimum order, we further agreed to purchase 50,000 units per month or forfeit our rights under the distributor agreement. As required by the distributor agreement, we also purchased the initial order of 200 units. As a result of the change in our business, the rights under the distributor agreement have been written down to $Nil in our books, as we do not intend to pursue this line of business in the future.

In July 2004, we completed a private placement of 4,500,000 common shares at $0.001 per share, including 1,250,000 shares purchased by directors and officers.

On October 20, 2006, the shareholders of our company approved a subdivision of its issued and outstanding common shares on an up to 3 to 1 basis. This subdivision is subject to the discretion of the directors and is currently not proposed to be implemented.

Due to the inability to generate revenues from our existing line of business, namely the distribution of the Cyberhand Technologies Inc. products, management considered alternative business opportunities, namely non-conventional oil and gas resource exploration and development.

As such, subsequent to the fiscal year ended April 30, 2006, we completed three private placements to provide us with working capital to evaluate and pursue non-conventional oil and gas opportunities in the United States and Canada and to establish an operations base in Calgary, Alberta. The first of the private placements, an offering of 23,500,000 common shares of our company at US$0.10 per common shares for aggregate proceeds of US$2,350,000 was completed during December 2006. During January and February 2007, we completed a further private placement of 8,425,000 units, at a price of US$0.50 per unit, for aggregate proceeds of US$4,212,500, each of which units consists of one common share and one-half of one common share purchase warrant (each whole warrant entitling the holder to purchase an additional common share at an exercise price of US$1.00 for a period of one year). During March 2007, our company completed an additional private placement of 27,448,550 units, at a price of US$1.00 per unit, for aggregate proceeds of US$27,448,550, each of which units consists of one common share and one-half of one common share purchase warrant (with each whole warrant entitling the holder to purchase an additional common share at an exercise price of US$1.30 for a period of one year). In conjunction with the March 1, 2007 private placement, we have issued 867,659 warrants (each of which entitles the holder to purchase one common share at US$1.30 for a period of one year) to finders, and we expect to issue, approximately, an additional 385,341 finders warrants (each of which entitles the holder to purchase one common share at US$1.30 for a period of one year). We have also settled $167,500 of accounts payable through the issuance of 600,000 common shares.

In December 2006, we took our first significant steps to become a non-conventional oil and gas company with an initial focus on heavy oil when we entered into several non-binding letters of intent with several companies involved in the business of the exploration and development of oil and gas reserves.

Pursuant to our goal of becoming a non-conventional oil and gas company, on December 20, 2006 we granted 19,500,000 warrants to three persons (including a private company controlled by R. William Thornton, a director and the Chief Operating Officer of our company and a private company controlled by Dr. Gail Bloomer, a director of our company) that entitle such persons to purchase common shares of our company at a price of US$0.10 per share upon the occurrence of certain conditions. The conditions include that the warrants vest if the holder thereof brings a project of merit (i.e. a project with a potential economic value in the amount of at least US$1.00 multiplied by the total number of warrants issued to the holder) to the directors of our company by December 21, 2007.

On December 20, 2006, we entered into a non-binding letter of intent with Deerfield Energy LLC in respect of our acquisition of all of the assets of Deerfield Energy LLC, which include: (a) the Deerfield prospect in Vernon county, Missouri; covering 7,620 acres with the opportunity for us to acquire an additional 10,000 acres, with us acquiring a 100% work interest subject to a 20% royalty; and (b) the acquisition of all of the assets of Deerfield Energy Kansas Corp. (a wholly owned subsidiary of Deerfield Energy LLC), which assets include the Chetopa prospect in Chetopa, Kansas, which is ready for production, with us acquiring a 100% interest subject to a 12.5% royalty and a 25% net profits interest subject to a maximum net profits interest amount of US$750,000 after recovery of costs. The letter of intent provides that the purchase price for the assets will be paid as follows:

US$800,000 will be paid in cash and the remainder will be paid by the issuance of 5,000,000 common shares in our capital.

In conjunction with the letter of intent, we agreed to immediately assume the repayment of a US$500,000 loan made by Agosto Corporation Ltd. to Deerfield Energy LLC. In exchange for the assumption of the Agosto Corporation Ltd. loan, we issued a one-year convertible promissory note to Agosto Corporation Ltd. in the amount of US$500,000 with simple interest accruing at a rate of 6% per annum. Agosto Corporation Ltd. has the option to convert the principal of the note plus accrued interest into common shares of our company at a conversion rate of US$0.25 per share.

On December 20, 2006, we entered into a non-binding letter of intent with Trinity Sands Energy LLC and its unit holders in respect of our purchase of all of the issued and outstanding membership units of Trinity Sands Energy LLC, a company engaged in the business of the exploration and development of oil and gas reserves and whose assets include the Trinity Sands prospect in Texas which covers approximately 25,296 acres with an opportunity for us to acquire an additional 5,000 acres with us acquiring a 66.67% working interest subject to a maximum 20% royalty. In consideration for the shares of Trinity Sands Energy LLC, we have agreed to pay US$1,150,000, of which US$200,000 is payable in cash and 9,500,000 common shares in our capital. The closing date is to occur as soon as reasonably possible after the receipt of all necessary regulatory and shareholder approvals, but in any event no later than March 31, 2007. The closing of this transaction has been extended to April 15, 2007.

In conjunction with the letter of intent, we agreed to immediately assume the repayment of a US$1,200,000 loan made by Agosto Corporation Ltd. to Trinity Sands Energy LLC. In the event that the letter of intent is terminated and the parties do not enter into the definitive agreement, Trinity Sands Energy LLC shall be obligated to make payment to our company of US$1,200,000 plus simple interest accruing at a rate of 6% per annum payable over a 24-month period beginning six months from the date of termination of the letter of intent. In exchange for the assumption of Agosto Corporation Ltd. loan, we issued a one-year convertible promissory note to Agosto Corporation Ltd. in the amount of US$1,200,000 with simple interest accruing at a rate of 6% per annum. Agosto Corporation Ltd. has the option to convert the principal of the note plus accrued interest into common shares of our company at a conversion rate of US$0.25 per share. In addition, Trinity Sands Energy LLC issued a promissory note in the amount of $1,650,000 to us in respect of the acquisition of 7,500,000 common shares of Energy Finders, Inc., a U.S. company that owns the minority working interest of the Trinity Sands prospect.

On January 2, 2007, we entered into a non-binding letter of intent with Kentucky Reserves, LLC and its unit holders in respect of our purchase of all of the issued and outstanding membership units of Kentucky Reserves, LLC, a company engaged in the business of the exploration and development of oil and gas reserves and which assets include oil, gas and mineral leases located in the Edmonson, Warren and Butler counties in Kentucky covering approximately 25,500 net mineral acres for the purchase price of US$3,000,000 and 5,000,000 common shares. The closing date is to occur as soon as reasonably possible after the closing of an equity financing of US$20,000,000, but in any event no later than April 2, 2007. Pursuant to the terms of the letter of intent, we will acquire a 62.5% working interest in the shallow rights for the consideration noted above plus a 37.5% interest in the deep rights for US$1,000.

Additional terms of the Kentucky Reserves, LLC letter of intent, include that we: (a) will be responsible for 62.5% of the administration costs (including delay rentals) within the area covered by the leases; and (b) have agreed to undertake a US$15,000,000 work program within the area covered by the leases, which work program must be completed within 30 months of the execution of a purchase agreement for the purpose of determining the most effective way of extracting heavy oil/bitumen from the leases. The work program will consist of such field testing and evaluation as the drilling, logging and coring of wells, formation and fluid testing, the construction of heavy oil production pilot projects such as steam, water flooding, solvent injection, electro-thermal heating, or the like. Should we be unable to expand the work program commitment within the 30-month period, we will be subject to a 37.5% penalty on the unexpanded amount of the work program commitment.

On March 26, 2007, we entered into an asset purchase agreement with Deerfield Energy Kansas Corp. in respect of the purchase of all of the assets of Deerfield Energy Kansas Corp. by our wholly-owned subsidiary, MegaWest

Energy (USA) Corp. The purchased assets include certain items of equipment and fixed assets (as detailed in Item 4.D – "Property, Plants and Equipment" below) and interests in two oil and gas leases in respect of 392 acres of real property. The purchase price for the assets was paid by 250,000 common shares in our capital, to be issued, and our release of Deerfield Energy LLC (the parent of Deerfield Energy Kansas Corp.) of its obligations to us in respect of a promissory note in the amount of US$500,000 granted by Deerfield Energy LLC to Agosto Corporation Ltd. in the amount of US$500,000, which Agosto Corporation Ltd. assigned to us pursuant to our assumption of the repayment of the US$500,000 loan made by Deerfield Energy LLC to Agosto Corporation Ltd. pursuant to the terms of our letter of intent with Deerfield Energy LLC, dated December 20, 2006.

B.           Business Overview

We are a publicly held Canadian oil and gas company (OTC BB: MGWSF) which has taken its first significant steps to becoming a non-conventional oil and gas company, with an initial focus on North American heavy oil, with the acquisition of the Chetopa project (as detailed in Item 4.A – "History and Development of MegaWest Energy Corp." below). We have never had any oil and gas operations and do not currently own any oil and gas leases with proven reserves. However, we have agreements in principle to acquire interests in oil and gas leases in respect of approximately 60,000 acres in three prospect areas – Kentucky Reserves (Kentucky), Trinity Sands (Texas) and Deerfield (Missouri), none of which have proven reserves. We are also actively assessing additional heavy oil prospects.

Our operational and head office is in Calgary, Alberta, which is considered to be the centre of the Canadian oil industry. In Calgary we have access to a vast array of technical experts in the recovery of heavy oil. Our company also has senior personnel based in Houston, Texas. We have built a team with expertise in various methods of primary and thermal heavy oil recovery, including Cyclic Steam Stimulation (CSS), Steam Assisted Gravity Drainage (SAGD), steam drive, in situ combustion, ET-DSP™ (a form of electro-thermal heating) and solvent processes.

Our company intends to acquire large blocks of oil and gas rights known to contain substantial deposits of heavy oil. Through delineation drilling and the completion of pilot production tests, we plan to establish proven and producing reserves on these development projects using thermal recovery technologies developed in Canada. The underpinning for our strategy is the convergence of the increased necessity for North American security of energy supplies, current world oil prices.

CHETOPA PROJECT

On March 26, 2007, we acquired (through a wholly-owned subsidiary, MegaWest Energy (USA) Corp.) all of the assets associated with the Chetopa heavy oil prospect near Chetopa, Kansas. The acquired assets include various items of drilling and pouring equipment and various fixed assets, including a steam generator, oil wells and buried oil production lines (as detailed in Item 4.D – "Property, Plants and Equipment") and interests in two oil and gas leases in respect of 392 acres of real property.

The original project developers ran out of funds in June 2005 prior to full start-up of the field. At that time 20 steam injector and 33 producer wells had been drilled, completed, equipped and tied in for a total of 15 acres ready for production. A tank battery and two transfer stations are in place. A refurbished Struthers steam generator, modified to burn used motor oil, is also installed on site.

The Chetopa project was originally visited with by Deerfield Energy LLC to acquire the surface equipment and steam generator at a significant discount for use in the potential Deerfield project in Missouri. As a result of further investigation into the project, an agreement was negotiated with Central Production Company, the original developers of the project, that would allow Deerfield Energy LLC to take over the project by settling outstanding vendor invoices not exceeding US$250,000 and funding the start-up of production operations. After payout, Central Production Company will also receive a 25% net revenue interest in the prospect after recovery of costs, up to a maximum amount of US$750,000.

We believe that production can commence within three months. The drilling of additional steam injection patterns can be funded from our existing cash reserves or cash generated from successful production of the initial production. We have purchased all of the surface equipment at a significant discount for future use. The Chetopa project provides a potential means for achieving early initial production at minimal expense while finalizing the demonstration project on the Deerfield (Missouri) prospect.

In subsequent years a new 15-acre parcel could be drilled and readied for steaming operations while the 15 acres steamed the previous year could be switched to a hot waterflood. Apart from the expense of drilling and completing ten new well patterns each year, all required surface equipment is already in place. Pumping equipment can be relocated each year, beginning in year No. 3. Following year No. 1, a decision will be made regarding whether to revise well pattern spacing by incorporating radially drilled laterals into the injector and producer well designs, thereby opening up more of the formation and improving steam injection and oil production characteristics.

Produced oil will be trucked and sold to the Coffeyville refinery located 20 miles west of Chetopa. It is expected that crude oil production can be sold for 85-90% of West Texas Intermediate crude oil pricing.

TECHNOLOGY SUMMARY

Heavy Oil

North America’s heavy oil and bitumen deposits are estimated to contain more than 3 trillion barrels of resource, rivalling Saudi Arabia. Crude oil is considered "heavy" if its API gravity is lower than 20 degrees and its viscosity is higher than 1,000 centipoise. Natural bitumens are even poorer raw materials, with API gravities lower than 10 degrees and viscosities greater than 10,000 centipoise. Heavy oil and bitumen are highly viscous requiring heat or dilution to enable significant production and recovery of reserves.

Numerous large oil sands projects, both mining and in situ have been announced and are being actively pursued to exploit this resource. The well-established North American heavy oil deposits offer world-class exploitation opportunities. We believe that the need for North American energy self-sufficiency combined with the encouraging outlook for heavy oil demand, strong prices, and easy access to refineries make this an ideal time for the re-optimization of non-conventional heavy oil supplies.

Similar to other maturing resources, primary heavy oil production in the Canadian heavy oil industry has peaked and is on decline. Encouraged by favourable economic terms and long term leases, thermal recovery is rapidly increasing and now exceeds 240,000 barrels of oil per day (bopd). There are 21 approved Steam Assisted Gravity Drainage (SAGD) projects, six approved Cyclic Steam Stimulation (CSS) projects and one approved in situ combustion project in the Province of Alberta. Projections on the future phased developments of these projects indicate that thermal production could reach 1,500,000 bopd by 2013 if investment proceeds as planned. There is a significant and well-established commercial enhanced recovery technology industry in Canada.

Large unconventional energy resources that are difficult to produce using today’s standard recovery methods are the focus of our company. These resources represent the key to easing energy supply concerns in the near term and the future. We are building a team to evaluate and exploit its projects using the best proven or emerging technologies.

In Situ Resource Recovery

Although most heavy oil or bitumen in North America is currently produced by open pit mining, about 80% of the oil sands are buried too deep below the surface for this process to be applied. This oil must be recovered by in situ techniques, which heat or dilute the heavy oil, thereby lowering its viscosity and allowing it to migrate towards producing wells, where it is brought to the surface. A technical review of MegaWest’s prospects will identify the most suitable technology for each resource and may include proven technologies such as Cyclic Steam Stimulation (CSS), Steam Assisted Gravity Drainage (SAGD), Steam Drive, in situ Combustion and CO2 injection or such emerging technologies as ET-DSP™ (a form of electro-thermal heating) or N-Solv (a novel solvent based technology).

We will be exploring synergistic technologies to improve capital efficiency, increase energy efficiency, reduce energy costs, reduce the requirement for water, and increase the profitability of in situ processes. Production from in situ processes may well replace mining as the main source of heavy oil production from tar sands, contributing significantly to energy self-sufficiency in North America.

C.           Organizational Structure

As of the date of this annual report, we have one subsidiary, MegaWest Energy (USA) Corp., a corporation incorporated pursuant to the laws of the State of Nevada.

D.           Property, Plants and Equipment

We currently rent office space located at Suite 1000, 815 8th Avenue S.W., Calgary, Alberta, Canada, T2P 3P2 for the sum of $11,500 per month. We are planning to lease long-term office space outside of the core of downtown Calgary, Alberta, which will provide adequate space for our foreseeable future needs.

Our material real property assets are two oil and gas leases related to the Chetopa project, which is located two miles from Chetopa, Kansas.

Our material tangible fixed assets are located at the Chetopa project and include:

-	Steel building housing steam generator; becomes property of land owner, but is available for the life of the steamflood operation;

-	33 producing oil wells cased to approximately 100 feet, 4-½" and 5" casing cemented with high temperature cement(consolidated), 25-30 feet open hole completion;

-

20 steam injection wells cased to approximately 100 feet, 4-½" and 5" casing cemented with high temperature cement(consolidated), 10-15 feet open hole completion. One well from each pair cored including geological analysis;

-	10,760 feet of buried 1" oil production lines including trenching; includes bleeder lines from injection wells;

-	600 feet of buried 3" lines from test and transfer stations to gunbarrel; and

-	Approximately 7,000 feet of buried electric lines to producers.

Our material equipment is located at the Chetopa project and includes:

-	1 Drilling Rig, Upgraded;

-	34 Pump Jacks;

-	1 Pulling Unit, (w/new engine);

-	1 Ditch Witch;

-	3 Triplex Pumps (w/new valves);

-	1 Air Compressor;

-	35 Electric Motors;

-	3 Large Electric Motors (20-25 hp);

-	1 Fiberglas 200-bbl Tank;

-	33 Downhole Pumps, Anchors;

-	4 Fuel Tank Battery - 200 bbl;

-	1 Walkway and Stairs;

-	1 Power Threader;

-	2-3/ 8" Tubing, 3,100 feet;

-	1" Tubing, 3,960 feet unburied;

-	20 High Pressure Wellheads;

-	33 Production Wellheads;

-	Miscellaneous Valves, wellheads;

-	Test/Transfer Valves Sleeves;

-	30 Electric Boxes @ Wells, etc.;

-	1 Water Well Downhole Pump;

-	1 Water Well Electric Box and Sensors;

-	Water Well, 350 feet pdt Tubing;

-	Water Well Wellhead,Valves;

-	2 Centrifugal Pumps;

-	1 Used Lease Truck;

-	1 Main Electric Breaker Box;

-	1 Free Water Knockout;

-	1 Heater Treater;

-	4 400-bbl Stock Tanks;

-	1 Walkway and High Stairs;

-	1 200-bbl Steel Water Tank;

-	1 100-bbl SWD Tank; and

-	1 Struthers Steam Generator and Water Softener.

ITEM 4A.         Unresolved Staff Comments

Not Applicable.

ITEM 5.           Operating and Financial Review and Prospects

The information in this section is presented in accordance with Canadian generally accepted accounting principles, and has not been reconciled to United States generally accepted accounting principles. The following discussion of our financial condition and results of operations for the five year fiscal period ending April 30, 2006, should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this annual report in accordance with Item 8 – "Financial Information" below.

Overview

We are a British Columbia company incorporated on February 8, 2000. We are an exploration stage company engaged in the exploration and development of non-conventional oil and gas reserves in the United States and

Canada. We were previously intending to enter the consumer electronics market by acquiring a company that designed, manufactured and distributed computer hardware products to complete a "qualifying transaction" pursuant to the requirements of the TSX Venture Exchange and subsequent to that attempted to acquire the rights to distribute such products. However, due to our inability to complete the acquisition within a timely manner and then our inability to generate revenues from our distribution agreement we have been unable to realize any revenues since our date of incorporation.

Critical Accounting Estimates

Our management is required to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. On a regular basis, we evaluate our estimates and assumptions. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. The significant accounting policies that are most critical to aid in fully understanding and evaluating reported financial results include: timing of revenue recognition and the expensing of distribution costs.

The following critical accounting policies affect our more significant estimates and assumptions used in preparing our consolidated financial statements

Stock-Based Compensation and Change in Accounting Policy

Effective for fiscal years commencing on or after January 1, 2004, Canadian generally accepted accounting principles require the fair value of all share purchase options granted for year-ends commencing on or after January 1, 2002 to be expensed over their vesting period with a corresponding increase to contributed surplus. Upon exercise of share purchase options, the consideration paid by the option holder, together with the amount previously recognized in contributed surplus, is recorded as an increase to share capital. Previously only share purchase options granted to non-employees followed this method and options granted to employees were not expensed. Our company has adopted the new policy on a retroactive basis, however, no share purchase options granted after May 1, 2002 have vested and accordingly there have been no changes to the financial statements as a result of this change.

Our company uses the Black-Scholes option valuation model to calculate the fair value of share purchase options at the date of grant. Option pricing models require the input of highly subjective assumptions, including the expected price volatility. Changes in these assumptions can materially affect the fair value estimate and, therefore, the existing do not necessarily provide a reliable single measure of the fair value of our company’s share purchase options. The fair value of all share purchase options granted is expensed over their vesting period with a corresponding increase to contributed surplus. Upon exercise of share purchase options, the consideration paid by the option holder, together with the amount previously recognized in contributed surplus, is recorded as an increase to share capital.

Going Concern

Our financial statements have been prepared on a going concern basis. Its ability to continue as a going concern is dependent upon the ability of our company to generate profitable operations in the future and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due. The outcome of these matters cannot be predicted with any certainty at this time and raise substantial doubt that our company will be able to continue as a going concern. These financial statements do not include any adjustments to the amounts and classification of assets and liabilities that may be necessary should our company be unable to continue as a going concern. Our company anticipates that additional funding will be in the form of equity financing from the sale of common shares. Our company may also seek to obtain short-term loans from the directors of our company. There are no current arrangements in place for equity funding or short-term loans.

Loss Per Share

Basic loss per share is computed by dividing the loss for the year by the weighted average number of common shares outstanding during the year. Diluted loss per share reflect the potential dilution that could occur if potentially dilutive securities were exercised or converted to common stock. The dilutive effect of options and warrants and their equivalent is computed by application of the treasury stock method and the effect of convertible securities by the "if converted" method. Fully diluted amounts are not presented when the effect of the computations are anti-dilutive due to the losses incurred. Accordingly, there is no difference in the amounts presented for basic and diluted loss per share.

Income Taxes

We follow the liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current year. Future income tax assets and liabilities are determined based on differences between tax and accounting basis of assets and liabilities. The future tax assets or liabilities are calculated using the tax rates for the periods in which the differences are expected to be settled. Future tax assets are recognized to the extent that they are considered more likely than not to be realized.

Rights

Intangible assets with indefinite lives are not amortized but are subject to an annual impairment test. Other intangible assets are amortized over their estimated useful lives and are also tested for impairment annually. Impairment write-downs will be charged to operations.

A.           Operating Results

Our company did not generate any revenues for the five year fiscal period ended April 30, 2006. Our lack of revenues is due to our focus initially to complete our corporate organization and listing of our common shares on an exchange and then to focus on identifying and acquiring a suitable business opportunity. Our management does not believe that we will be able to generate revenues until our company locates, acquires and develops a suitable business, the initial steps to which we have taken with the purchase of the assets of Deerfield Energy Kansas Corp.

We reported a net loss of $222,945 for the fiscal year ended April 30, 2006, compared with a net loss of $61,031 for the fiscal year ended April 30, 2005, for aggregate net loss for five year period ended April 30, 2006 of $507,548. The material expenses that resulted in the net losses were administrative expenses related to: (a) the attempted acquisition of Cyberhand Technologies Inc.; (b) the distribution agreement with Cyberhand Technologies Inc; and (c) attempts to locate new business opportunities for our company.

Administrative expenses totalled $104,601 for the fiscal year ended April 30, 2006 compared with $57,292 for the fiscal period ended April 30, 2005. The increase was substantially caused by the payment of $61,200 in fees to Carob Management for consulting services related to new business opportunities for our company and other administration duties.

Administrative expenses for the fiscal year ended April 30, 2004 totalled $83,836 compared with $56,638 for fiscal period ended April 30, 2003. Increased corporate activity related to the attempted consummation of the Cyberhand Technologies Inc. acquisition and increased U.S. regulatory costs related to our listing on the OTC Bulletin Board were the primary causes for the higher costs.

During the fiscal year ended April 30, 2004, we advanced $109,280 plus accrued interest to Cyberhand Technologies Inc. pursuant to notes payable to fund activities pending the proposed acquisition. The balance owing on these notes and interest accrued thereon in the amount of $123,610 was assigned to Cyberhand Technologies Inc. in exchange for distribution rights pursuant to a July 5, 2004 distributor agreement, whereby we acquired the non-exclusive right to distribute peripheral computer hardware products designed, manufactured and marketed by

Cyberhand Technologies Inc. Pursuant to the distributor agreement, we agreed to purchase a minimum of 15,000 units on or before July 5, 2007, and upon completion of this minimum order, to purchase 50,000 units per month or forfeit its rights under the distributor agreement. As required by the distributor agreement, we purchased as initial stocking order of 200 units at a cost of $10,735, which was written down to its net realizable value of $4,735 for the fiscal year ended April 30, 2005 and to $1.00 for the fiscal year ended at April 30, 2006. During the fiscal year ended April 30, 2006, we wrote down the distribution right granted under the distributor agreement to $10,000 to recognize the possible impairment of the asset primarily due to the lack of sales of the Cyberhand Technologies Inc. products.

We recorded interest income of $Nil, $2,261 and $11,513 for the fiscal years ended April 30, 2006, 2005 and 2004, respectively.

Subsequent to the fiscal year ended April 30, 2006, we completed three private placements in the aggregate amount of US$34,011,050. The proceeds of which will be used to provide us with working capital to evaluate pursue new business opportunities, namely non-conventional oil and gas opportunities in the United States, and to establish an operations base in Calgary, Alberta.

B.           Liquidity and Capital Resources

We have no operations that generate cash flow. Our financial success depends on our management's ability to find and develop viable business opportunities, including, but not limited to oil and gas reserves. This process can take many years and is largely based on factors that are beyond our control.

In order to finance our acquisition and development activities and corporate overhead, we are dependent on investor sentiment remaining positive towards the oil and gas exploration business generally, and towards our company in particular, so that funds can be raised through the sale of our securities. Many factors can influence investor sentiment, including a positive climate for oil and gas exploration, a company's track record and the calibre and experience of a company's management. There is no certainty that equity financing will be available at the times and in the amounts required for our activities.

Cash and Financial Conditions

We had a working capital deficiency of $139,422 as at April 30, 2006 compared to a working capital deficiency of $30,087 as at April 30, 2005. Cash used in operating activities for the fiscal year ended April 30, 2006, totalled $31,724 including a $222,945 net loss for the fiscal year. Significant adjustments included: write-down of inventory of $4,734, write-down of rights of $113,610, and $72,877 in net changes in non-cash working capital items related to operations. Cash used in investing activities was $nil for the fiscal year ended April 30, 2006.

We had working capital deficiency of $30,087 as at April 30, 2005. Cash used by operating activities totalled $49,193 including the $61,031 net loss for the year ended April 30, 2005. Significant adjustments included: interest accrual on notes receivables $1,946, write-down of inventory of $6,000, and $7,784 in net changes in non-cash working capital items related to operations. Cash used in investing activities was $nil for the year ended April 30, 2005.

As of the date of this annual report, we have cash available of approximately $35,489,317 from private offerings since December 18, 2006 and therefore have enough working capital available to complete our current proposed acquisitions and work plan through to April 30, 2008. Additional capital may be required thereafter or should that work plan be amended by future business acquisitions.

Investing Activities

For the fiscal years ended April 30, 2006, 2005 and 2004, respectively, we recorded interest income of $nil, $2,261 and $11,513. The source of this income was a promissory noted granted by Cyberhand Technologies Inc. pursuant to a proposed acquisition of Cyberhand Technologies Inc. by us.

Subsequent to the fiscal year ended April 30, 2006, on March 26, 2007, we completed (through our subsidiary, MegaWest Energy (USA) Corp.) the purchase of the assets of Deerfield Energy Kansas Corp. The purchase price for the assets was paid by 250,000 common shares in our capital, to be issued, and our release of Deerfield Energy LLC (the parent of Deerfield Energy Kansas Corp.) of its obligations in respect of a promissory note in the amount of US$500,000.

Financing Activities

We completed our initial public offering on July 5, 2001, and raised $262,500 from the sale of 1,750,000 common shares.

In July 2004, we completed a private placement of 4,500,000 common shares at $0.001 per share, including 1,250,000 shares purchased by directors and officers.

As at April 30, 2004, there were 2,250,000 common shares held in escrow, whose release was subject to the policies of the TSX Venture Exchange. On July 29, 2004, as a result of the voluntary delisting from the TSX Venture Exchange, the 2,250,000 escrowed common shares were cancelled and returned to the treasury.

In the fiscal year ended April 30, 2006, we borrowed $40,000 from shareholders of our company and issued $40,000 in short term, unsecured notes bearing interest at 10% in respect thereof.

On October 20, 2006, our shareholders approved a subdivision of its issued and outstanding common shares on an up to 3 to 1 basis. This subdivision is subject to the discretion of the directors and is currently not proposed to be implemented.

As such, subsequent to the fiscal year ended April 30, 2006, we completed three private placements to provide us with working capital to evaluate and pursue non-conventional oil and gas opportunities in the United States and Canada and to establish an operations base in Calgary, Alberta. The first of the private placements, an offering of 23,500,000 common shares of our company at US$0.10 per common shares for aggregate proceeds of US$2,350,000 was completed during December 2006. During January and February 2007, we completed a further private placement of 8,425,000 units, at a price of US$0.50 per unit, for aggregate proceeds of US$4,212,500, each of which units consists of one common share and one-half of one common share purchase warrant (with each whole warrant entitling the holder to purchase an additional common share at an exercise price of US$1.00 for a period of one year). During March 2007, our company completed an additional private placement of 27,448,550 units, at a price of US$1.00 per unit, for aggregate proceeds of US$27,448,550, each of which units consists of one common share and one-half of one common share purchase warrant (with each whole warrant entitling the holder to purchase an additional common share at an exercise price of US$1.30 for a period of one year). In conjunction with the March 2007 private placement, we have issued 867,659 warrants (each of which entitles the holder to purchase one common share at US$1.30 for a period of one year) to finders, and we expect to issue, approximately, an additional 385,341 finders warrants (each of which entitles the holder to purchase one common share at US$1.30 for a period of one year).

We have also settled $167,500 of accounts payable through the issuance of 600,00 common shares. Pursuant a form of debt settlement and subscription agreement dated December 21, 2006, entered into with each of Karkrash Holdings Ltd., Carob Management Ltd., Brian Hanson, Roy Brown and Amisano Hanson, Chartered Accountants, we issued in aggregate 600,000 common shares to the said subscribers at a ratio of four common shares for each

$1.00 of our indebtedness to the subscribers in full and complete satisfaction of such indebtedness for a total debt settlement in the amount of $167,500.

As at April 30, 2006, we had 6,337,500 common shares issues and outstanding. As of March 26, 2007, there were 66,311,050 common shares issued and outstanding.

C.           Research and Development, Patents and Licenses, etc.

We do not currently, and did not previously, have research and development policies in place. Over the past three fiscal years, no funds were expended by our company on research and development activities.

D.           Trend Information

We do not currently know of any trends that would be material to our operations.

E.           Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

F.           Contractual Obligations

Other than as disclosed below or elsewhere in this annual report, we do not have any contractual obligations.

Pursuant to an executive employment agreement made effective as of December 15, 2006 with R. William Thornton, whereby we have agreed to employ Mr. Thornton as our Chief Operating Officer as of January 1, 2007. Pursuant to the agreement, Mr. Thornton will receive an annual salary of $250,000. We will reimburse Mr. Thornton for all reasonable travelling and other expenses actually and properly incurred by him in connection with his duties under the employment agreement. In addition, Mr. Thornton will be entitled to the use of a laptop, cell phone and Blackberry and coverage under Directors and Officers Liability Insurance and Errors and Omission Insurances (with a minimum cover of at least $2,000,000 per occurrence), all at our company’s expense. Finally, Mr. Thornton is entitled to five weeks paid annual vacation. The employment agreement is of an indefinite period, but may be terminated by Mr. Thornton or our company upon certain events. The employment agreement may be terminated by Mr. Thornton for any reason upon 30 days written notice and by reason of constructive dismissal. The employment agreement may be terminated by our company for just cause and for any reason whatsoever, provided such termination is approved beforehand by the board of directors. If Mr. Thornton’s employment is terminated for just cause or by Mr. Thornton without constructive dismissal, we will pay to Mr. Thornton the amount of his unpaid annual salary to and including the date of termination, any declared but unpaid bonus and all outstanding vacation pay and expense reimbursements. If Mr. Thornton’s employment is terminated by our company without just cause or by Mr. Thornton for constructive dismissal, then in addition to the foregoing amounts, Mr. Thornton will receive a severance payment in the amount of one years annual salary and the sum of $10,000 less applicable withholdings and deductions, in respect of the lost benefits and notwithstanding any provisions of our company’s stock plan, all common share options held by Mr. Thornton will automatically vest. Additionally, in the event of a change of control of our company, we and/or Mr. Thornton may terminate Mr. Thornton’s employment with our company, on which event, we will pay to Mr. Thornton the termination payments set forth above.

On December 20, 2006, we entered into a non-binding letter of intent with Deerfield Energy LLC in respect of our acquisition of all of the assets of Deerfield Energy LLC. In conjunction with the letter of intent, we agreed to immediately assume the repayment of a US$500,000 loan made by Agosto Corporation Ltd. to Deerfield Energy LLC.

On December 20, 2006, we entered into a non-binding letter of intent with Trinity Sands Energy LLC and its unit holders in respect of our purchase of all of the issued and outstanding membership units of Trinity Sands Energy LLC. In conjunction with the letter of intent, we agreed to immediately assume the repayment of a US$1,200,000 loan made by Agosto Corporation Ltd. to Deerfield Energy LLC.

On March 26, 2007, we entered into an asset purchase agreement with Deerfield Energy Kansas Corp. in respect of the purchase of all of the assets of Deerfield Energy Kansas Corp. by our wholly-owned subsidiary, MegaWest Energy (USA) Corp. Pursuant to the agreement, Central Production Company will also receive a 25% net revenue interest in the prospect after recovery of costs, up to a maximum amount of US$750,000.

ITEM 6.           Directors, Senior Management and Employees

A.           Directors and Senior Management

The following table sets forth the names and business experience of each of our directors and officers, as of the date hereof:

Name and Age	Present Position with our Company	Date of Commencement of Office with our Company
Brad Kitchen(1) (44)	Director	February 19, 2003
George T. Stapleton, II(1) (53)	President and Chief Executive Officer	December 21, 2006
	Director	December 21, 2006
George Orr(1) (45)	Chief Financial Officer, Secretary and Treasurer	December 21, 2006
	Director	December 21, 2006
R. William Thornton (51)	Director	December 21, 2006
	Chief Operating Officer	January 1, 2007
Brian J. Evans (56)	Director	February 19, 2007
Dr. Gail Bloomer (72)	Director	February 19, 2007

Note:
(1)	Member of our audit committee.

Brad Kitchen

Mr. Kitchen is a corporate finance consultant. Since 1996, he has been the founder and President of PBK Financial Engineering Inc., a private corporate finance consulting company. After graduating from McGill University with an MBA, Mr. Kitchen became a financial product oriented investment banker where he was employed in Toronto, Ontario over an eleven-year period as a Vice-President and director at CIBC World Markets (formerly CIBC Wood Gundy Securities Inc.) and TD Securities Inc. From January 2000 to January 2001, he was Vice-President, Corporate Finance at Pacific Opportunities Company Ltd., a small merchant bank and financial services company. From December 1998 to December 1999, he was a partner of Kitchen & Fuller Holdings Inc., a holding company for commercial real estate. From May 1998 to November 1998, he was Chief Financial Officer of Protocol Holdings Inc., a real estate investment company. Since April 2005, he has been a director of Cyberhand Technologies International Inc. Since October 2005, Mr. Kitchen has been President and director of Grenville Gold Corporation, a mining company listed on the TSX Venture Exchange; and President of Universal Energy Corporation, an oil and gas company also listed on the TSX Venture Exchange.

George T. Stapleton, II

Mr. Stapleton received his civil engineering degree from Georgia Institute of Technology in 1975 and has 32 years of international experience in the offshore oil construction and service industry, project development, oil and gas exploration and production and energy infrastructure related projects. Mr. Stapleton is currently the President and Chief Executive Officer of our company. He has been the Chief Operating Officer and a Director of Deerfield Energy LLC since 2005 and the President and a director of Trinity Sands Energy LLC since 2006. He was formerly the President and remains a director since 2004 of E-T Energy Ltd., a private Canadian company testing an electrothermal approach to the production of bitumen from the Athabasca tar sands. From 2000 to 2002 he was responsible for the development of simulation based training packages for the energy and industrial sectors for Simulis, LLC. He was President - Products & Services for NEOppg Ltd. from 1998 to 2000 where he was responsible for the development of the services side of company’s business plan, focusing on a proprietary multilateral system, heavy oil production systems and artificial lift products. Prior to that he was Vice-President, Operations for Asian Tiger Energy Company, an independent oil company developing oil and gas projects, primarily in Southeast Asia. Before Asian Tiger, Mr. Stapleton spent 19 years overseas with J. Ray McDermott in the Arabian Gulf, North Sea and Asia as Field Engineer, Operations Engineer, Project Manager, Fabrication Division Manager at Batam Island, Indonesia and finally as Division Manager – Business Development and Project Management where he oversaw project management of all turnkey projects for Southeast Asia and was responsible for business development activities throughout the region.

George Orr

Mr. Orr is a chartered accountant and has several years experience dealing with public company reporting and administrative requirements. Mr. Orr is currently the director and Chief Financial Officer of Valcent Products Inc. a company listed on the OTC Bulletin Board that is engaged in the business of the design, development and marketing of innovative products intended for the mass consumer appeal.

R. William Thornton

Mr. Thornton received his Chemical Engineering degree from the University of Alberta in 1977 and Masters of Engineering (reservoir) 1989 from the University of Calgary. He also completed the University of Calgary Executive Development Program in 1988. He has held senior management and executive positions over the last 30 years in all aspects of oil and gas development and in particular enhanced recovery of heavy oil. He was General Manger – Petroleum Engineering with Western OilSands, Vice-President, Engineering with Petrovera Resources and Director of Primary Heavy Oil with Gulf Canada. Prior to these positions he worked for 17 years with Murphy Oil on their various enhanced recovery projects and technology development. During this time, Mr. Thornton spent 3 years working in Murphy’s El Dorado, Arkansas and New Orleans, Louisiana offices overseeing engineering and operations on a large portion of Murphy’s onshore U.S. production. Mr. Thornton also has international experience, having worked in drilling operations in interior Peru and as part of a team negotiating a production sharing agreement in northern Iraq.

Brian J. Evans

Mr. Evans is a director of several public companies, including CCS Income Trust, an income trust listed on the TSX that provides energy and environmental waste management services and Tusk Energy Corporation, a company listed on the TSX that is a exploration-focused oil and gas producer with operation in western Canada. Since August 2006 Mr. Evans has served as the Executive Director of the Werklund Group, a private investment group effective August 2006 and prior to that was a partner and associate counsel with Miller Thompson LLP, a national law firm.

Dr. Gail Bloomer

Dr. Bloomer received his doctoral degree in Geology from Harvard University in Geology and has developed his expertise in exploration and development while working for international companies including Gulf Oil and Kerr McGee.

Family Relationships

There are no family relationships between any of the directors or executive officers of our company.

There are no arrangements or understandings between any of the directors and/or executive officers and any other person pursuant to which that director and/or executive officer was selected.

B.           Compensation

None of our directors or officers was paid or earned compensation (including benefits in kind) for performing their respective duties during the fiscal year ended April 30, 2006.

Compensation of Directors

No cash compensation was paid to any of our directors for services as a director during the fiscal year ended April 30, 2006. We have no formal arrangement pursuant to which directors are compensated by us for their services in their capacity as directors, except for the granting from time to time of incentive stock options. Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of our board. Our board may award special remuneration to any director undertaking any special services on our behalf other than services ordinarily required of a director. No director received and/or accrued any compensation for their services as a director, including committee participation and/or special assignments for the fiscal year ended April 30, 2006. No options were granted to directors or officers during the fiscal year ended April 30, 2006.

Subsequent to the fiscal year ended April 30, 2006, each of George T. Stapleton, II, R. William Thornton and George Orr, the directors appointed on December 21, 2006, were awarded shares options under either of our company’s Canadian or U.S. stock option plans, as applicable (depending on their place of residency, see Item 6.E - "Share Ownership" below for a description of the stock option plans.). On December 21, 2006, each of Messrs. Stapleton, Thornton and Orr received 500,000 options with an exercise price of US$0.10 per common share, which are exercisable for a period of five years. On December 21, 2006, Brad Kitchen, an existing director, was awarded 250,000 options under our Canadian stock option plan with an exercise price of US$0.10 per common share, which are exercisable for a period of five years and on February 20, 2007 was awarded an additional 250,000 options at US$1.00. On January 5, 2007, Gail Bloomer, as an advisor, was awarded 500,000 options with an exercise price of US$0.50 per common share. On March 7, 2007, Brian Evans was awarded 500,000 options with an exercise price of US$1.00 per common share.

Furthermore, subsequent to the fiscal year ended April 30, 2006: (a) 1,000,000 options (exercisable for common shares at US$0.50 per share for a period of four years) were issued to R. William Thornton on January 5, 2007 in his capacity as Chief Operating Officer; and (b) each of George T. Stapleton, II and George Orr were issued 1,000,000 options (exercisable for common shares at US$0.50 per share for a period of four years) on January 5, 2007 in their capacities as President and Chief Executive Officer and Chief Financial Officer, Secretary and Treasurer, respectively.

Furthermore, subsequent to the fiscal year ended April 30, 2006, on December 21, 2006: (a) 10,000,000 assignable warrants (exercisable for common shares at US$0.10 per share) were issued to Endurance Energy Consulting Ltd., a private company controlled by R. William Thornton, which warrants vest if R. William Thornton brings a project of merit (i.e. a project with a potential economic value of at least US$10,000,000) to the directors of our company within one year of the award of the warrants; and (b) 9,000,000 warrants (exercisable for common shares at US$0.10 per share) were issued to Gladrock Energy LLC, a private company controlled by Dr. Gail Bloomer, which warrants vest if Dr. Gail Bloomer brings a project of merit (i.e. a project with a potential economic value of at least US$9,000,000) to the directors of our company within one year of the award of the warrants. Gladrock Energy LLC has been credited with identifying the Kentucky Reserves prospect and should that transaction close, the 9,000,000 warrants issued to Gladrock Energy LLC will vest.

Furthermore, subsequent to the fiscal year ended April 30, 2006, George T. Stapleton, II, and a related, private company controlled by George T. Stapleton, II, as shareholders of Deerfield Energy LLC, will receive 39,650 common shares in the capital of our company which will be issued to Deerfield Energy Kansas Corp. in respect of the acquisition of the assets of Deerfield Energy Kansas Corp. by MegaWest Energy Kansas Corp. Deerfield Energy Kansas Corp. is a wholly-owned subsidiary of Deerfield Energy LLC.

We do not have in place any pension or actuarial plan to provide pension, retirement or similar benefits. As of the date of this annual report, other than as set out below, we have no compensatory plan or arrangement with respect to any officer that results or will result in the payment of compensation in any form from the resignation, retirement or any other termination of employment of such officer's employment with our company, from a change in control of our company or a change in such officer's responsibilities following a change in control.

We entered into an executive employment agreement made effective as of December 15, 2006 with R. William Thornton, whereby we have agreed to employ Mr. Thornton as our Chief Operating Officer as of January 1, 2007. Pursuant to the agreement, Mr. Thornton will receive an annual salary of $250,000 and will be eligible to participate in the corporate executive level bonus programs as promulgated by the board of directors from time to time. Upon execution of the agreement, we paid Mr. Thornton a signing bonus in the amount of US$250,000. Upon the execution of the employment agreement, we also issued to Mr. Thornton 1,000,000 common share options with an exercise price of US$0.50 per common share under the terms and conditions of our company’s Canadian stock option plan. We also issued to Mr. Thornton, in his position as a director of our company, 500,000 common share options with an exercise price of US$0.10 per common share under the terms and conditions of our company’s Canadian stock option plan. During the term of the employment agreement, Mr. Thornton is eligible for additional common share options. We will reimburse Mr. Thornton for all reasonable travelling and other expenses actually and properly incurred by him in connection with his duties under the employment agreement. In addition, Mr. Thornton will be entitled to the use of a laptop, cell phone and Blackberry and coverage under Directors and Officers Liability Insurance and Errors and Omission Insurances (with a minimum cover of at least $2,000,000 per occurrence), all at our company’s expense. Finally, Mr. Thornton is entitled to five weeks paid annual vacation.

The employment agreement is of an indefinite period, but may be terminated by Mr. Thornton or our company upon certain events. The employment agreement may be terminated by Mr. Thornton for any reason upon 30 days written notice and by reason of constructive dismissal. The employment agreement may be terminated by our company for just cause and for any reason whatsoever, provided such termination is approved beforehand by the board of directors. If Mr. Thornton’s employment is terminated for just cause or by Mr. Thornton without constructive dismissal, we will pay to Mr. Thornton the amount of his unpaid annual salary to and including the date of termination, any declared but unpaid bonus and all outstanding vacation pay and expense reimbursements. If Mr. Thornton’s employment is terminated by our company without just cause or by Mr. Thornton for constructive dismissal, then in addition to the foregoing amounts, Mr. Thornton will receive a severance payment in the amount of one years annual salary and the sum of $10,000 less applicable withholdings and deductions, in respect of the lost benefits and notwithstanding any provisions of our company’s stock plan, all common share options held by Mr. Thornton will automatically vest.

Additionally, in the event of a change of control of our company, we and/or Mr. Thornton may terminate Mr. Thornton’s employment with our company, on which event, we will pay to Mr. Thornton the termination payments set forth above.

C.           Board Practices

Our directors are re-elected and our officers are re-appointed at the annual general meeting of our shareholders. The last annual general meeting was held on October 20, 2006. Messrs. Orr, Stapleton and Thornton were appointed as directors and officers of our company on December 21, 2006 upon the resignations of Terry Amisano and Kevin Hanson. Dr. Gail Bloomer and Brian J. Evans were appointed as directors of our company at our special general meeting held on February 19, 2007. Each of our current directors and officers will continue to hold his respective office until his successor is elected or appointed, unless his office is earlier vacated under any of the relevant provisions of our articles or of the Business Corporations Act (British Columbia).

Other than an executive employment agreement entered into with R. William Thornton, there are no service contracts between our company and any of its directors, officers or employees providing for benefits upon termination of employment.

The members of our company’s audit committee are George T. Stapleton, II, George Orr and Brad Kitchen. George T. Stapleton, II is our President and Chief Executive Officer and George Orr is our Chief Financial Officer, Secretary and Treasurer and are therefore not considered to be independent members of the audit committee. Brad Kitchen is considered to be an independent member.

We do not have an executive committee of our board of directors nor do we have a compensation committee.

D.           Employees

During the fiscal years ended April 30, 2006, 2005 and 2004, we did not have any employees other than our President/Chief Executive Officer and our Chief Financial Officer.

Subsequent to our fiscal year ended April 30, 2006, we have hired additional employees and as of the date hereof have 14 employees, which includes our President/Chief Executive Officer, Chief Financial Officer, Chief Operating Officer, Vice-President, Exploration, Vice-President, Corporate Services and Vice-President, Land.

E.           Share Ownership

Our authorized share structure consists of an unlimited number of common shares without par value and 100,000,000 preferred shares without par value.

As of March 26 2007, we had the following securities issued and outstanding: (a) 66,311,050 common shares; (b) 44,311,434 warrants to purchase up to 44,311,434 common shares; (c) 9,738,000 stock options to purchase up to 9,738,000 common shares at prices from US$0.10 to US$1.00, with expiry dates from January 5, 2011 through to March 7, 2012 and with various vesting requirements; and (d) convertible promissory notes in the aggregate amount of US$1,700,000 with an interest rate of 6% per annum, which together with interest maybe converted into common shares at US$0.25 per share. In addition, we are committed to issuing 250,000 common shares pursuant to the Chetopa project acquisition and we may issue up to an additional 20,000,000 common shares pursuant to letters of intent in respect of the Deerfield, Trinity Sands and Kentucky Reserves prospects and a verbal agreement with an individual in respect of the provision of investment banking services to our company.

The 44,311,434 outstanding warrants include: (a) 19,500,000 warrants granted to three persons (including, a private company controlled by R. William Thornton, a director and the Chief Operating Officer of our company and a private company controlled by Dr. Gail Bloomer, a director of our company) that entitle such persons to purchase common shares of our company at a price of US$0.10 per share if the holder thereof brings a project of merit (i.e. a project with a potential economic value in the amount of at least US$1.00 multiplied by the total number of warrants issued to the holder) to the directors of our company by December 21, 2007; (b) 6,000,000 warrants granted to various contractors for services provided to our company (each of which warrants entitle the holder to purchase one common share at US$0.50 until January 5, 2009); and (c) warrants issued in respect of our January 5, 2007 and March 1, 2007 private placements. We expect to issue an additional 392,341 warrants to finders of the March 1, 2007 private placement (each of which warrants will entitle the holder to purchase one common share at US$1.30 for a period of one year), in addition to the 867,659 warrants already issued in respect thereof.

Of the above securities, our directors and officers owned the following common shares as of March 26, 2007:

Name Office Held	Common Shares		Options Exercisable for Common Shares(2)
	Number Beneficially Owned	Percentage of Class	Number Beneficially Owned (Unexercised)	Exercise Price	Expiry Date
George T. Stapleton, II President and Chief Executive Officer Director	731,991(1)	1.1%	1,000,000	US$0.50	January 5, 2011
			500,000	US$0.10	December 21, 2011
George Orr Chief Financial Officer, Secretary, Treasurer and Director	-	-	1,000,000	US$0.50	January 5, 2011
			500,000	US$0.10	December 21, 2011
R. William Thornton Chief Operating Officer and Director	2,600,000	3.9%	1,000,000	US$0.50	January 5, 2011
			500,000	US$0.10	December 21, 2011
			10,000,000(3)	US$0.10
Brad Kitchen Director	140,465	0.2%	250,000	US$1.00	February 20, 2011
			250,000	US$0.10	December 21, 2011
Brian J. Evans Director	10,000	0.02%	500,000	US$1.00	March 7, 2012
Dr. Gail Bloomer Director	-	-	500,000	US$0.50	January 5, 2012
			9,000,000 (4)	US$0.10

Notes:
(1) Does not include 39,650 common shares to be issued in respect of the Chetopa project acquisition.
(2) Includes vested and unvested options under our company's Canadian stock option plan dated August 24, 2004, as amended and restated February 19, 2007, and our company's U.S. stock option plan dated January 5, 2007.
(3) These are 10,000,000 assignable warrants exercisable for Common Shares at US$0.10 per share if R. William Thornton brings a project of merit (i.e. a project with a potential economic value of at least US$10,000,000) to the directors of our company within one year of the award of the warrants which were issued to Endurance Energy Consulting Ltd., a private company controlled by R. William Thornton.
(4) These are 9,000,000 warrants exercisable for Common Shares at US$0.10 per share if Dr. Gail Bloomer brings a project of merit (i.e. a project with a potential economic value of at least US$9,000,000) to the directors of our company within one year of the award of the warrants which were issued to Gladrock Energy LLC, a private company controlled by Dr. Gail Bloomer.

We adopted a formal written stock option plan for Canadian resident directors, senior officers, employees and consultants on August 24, 2004. The purpose of the plan is to provide us with a share-related mechanism to attract, retain and motivate qualified directors, officers, consultants and employees, to reward those persons from time to tome for their contributions toward the long-term goals of our company, and to enable and encourage such directors, officers, consultants and employees to acquire common shares as long-term investments. The plan provides that options granted under the plan vest in the manner determined by the administrator appointed under the plan on the date of the granted. The price at which an option may be exercised is determined by the board of directors at the time of the grant. The plan also provides that we may not grant options to any person or that person's associates that will in aggregate, when exercised, exceed in any 12 month period five percent of the issued and outstanding common shares of our company.

As of February 19, 2007, the plan was amended and restated as follows: (a) to provide that the total number of common shares that may be issued upon the exercise of options issued under the plan plus the total number of common shares that may be issued upon the exercise of options issued under a stock option plan, dated January 5, 2007, for U.S. based employees cannot exceed 20% of the total number of common shares issued and outstanding from time to time; (b) to set out the circumstances under which the number and class of shares issuable upon the exercise of an option will be adjusted; (c) to allow for the immediate vesting of all unexpired and unvested options in the event of a change of control of our company and for the acceleration of the vesting of options at the discretion of the administrator appointed under the plan; (d) to set out how the exercise price of an option may be paid and specifically to provide for a (cashless) net exercise option; (e) to provide that our company's obligation to issue shares upon the exercise of an option is dependant upon certain factors, including the compliance of the shares with any applicable laws; (f) to provide an option holder is responsible for the payment of any withholding taxes in respect of the exercise of an option; (g) to set out the discretion of our board of directors in respect of various matters concerning the interpretation of the plan and the granting and exercise of options and, specifically, the discretion to extend the expiry date of the options and to determine the price per share at which an option may be exercised; and (h) to correct minor typographical and grammatical errors and inconsistencies in the text of the plan.

As of January 5, 2007, our board of directors adopted a supplementary stock option plan for U.S. resident directors, senior officers, employees and consultants. The material terms of the plan are: (a) the number of common shares reserved for issuance under the plan is 20% of the issued and outstanding common shares from time to time less the number of options granted under our Canadian stock option plan; (b) the plan is to be administered by our board of directors, except that the board of directors may, in its discretion, establish a committee composed of two or more members of the board or two or more other persons to administer the plan; (c) incentive stock options (options which qualify under Section 422 of the Internal Revenue Code of 1986 (US) may be granted to any individual who, at the time the option is granted, is resident in the U.S. and who is an employee of our company or any related corporation.; (d) non-qualified stock options (options that do not qualify under Section 422 of the Internal Revenue Code of 1986) may be granted to employees and to such other persons who are not employees as the plan administrator shall select, subject to any applicable laws; (f) the plan provides that, generally, the number of shares subject to each option, the exercise price, the expiry time, the extent to which such option is exercisable and other terms and conditions relating to such options will be determined by the board of directors of our company or any committee to which such authority is delegated by the board from time to time; (g) the term of the options granted under the plan will not exceed ten years from the date of grant, provided that the term of the options will be reduced upon the death of an option holder or if an option holder ceases to be employed by or hold office with our company; (h) the vesting of options granted under the plan will be in 25% increments, beginning one year from the date of the grant, provided that the plan allows for the immediate vesting of all unexpired and unvested options in the event of a change of control of our company and for the acceleration of the vesting of options at the discretion of the administrator appointed under the plan; (i) the exercise price of the options will be determined by the plan administrator in compliance with applicable laws, including the rules of an applicable stock exchange or national market system; and (j) the plan will terminate when all of the options, available for grant thereunder, have been granted or when the plan is otherwise terminated by our company (provided that any options outstanding when the plan is terminated will remain in effect until they are exercised or expire).

ITEM 7.           Major Shareholders and Related Party Transactions

A.           Major Shareholders

As of March 26, 2007, there were 66,311,050 common shares of our company issued and outstanding. The following table sets forth persons known to us to be the beneficial owner of more than five (5%) of our common shares as of March 23, 2007:

Name	Amount Owned	Percent of Class
Cushing MLP Opportunity Fund I LP	5,000,000	7.5%
Gundyco I/T/F Pinetree Resource Partnership	4,150,000	6.2%

The voting rights of our major shareholders do not differ from the voting rights of holders of our company's shares who are not major shareholders.

As of March 26, 2007, Pacific Corporate Trust Company, our registrar and transfer agent, reported that of our company's 66,311,050 issued and outstanding common shares, 44,045,733 common shares were registered to Canadian residents (369 shareholders), 11,708,333 common shares were registered to residents of the United States (46 shareholders) and 10,456,484 common shares were registered to residents of countries other than Canada or the United States (20 shareholders).

To the best of our knowledge, we are not directly or indirectly owned or controlled by another corporation, by any foreign government or by any other natural or legal person.

There are no arrangements known to us, the operation of which may at a subsequent date result in a change in the control of our company.

B.           Related Party Transactions

Other than as disclosed below or elsewhere in this annual report, to the best of our knowledge, there have been no material transactions or loans from the commencement of our 2003 fiscal year to the date of this annual report between our company and: (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, our company; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of our company that gives them significant influence over our company, and close members of any such individual's family; (d) key management personnel of our company, including directors and senior management of our company and close members of such individuals' families; and (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence.

1.

During the year ended April 30, 2006 our executive offices were located in facilities shared with Amisano Hanson, Chartered Accountants. At that time, Terry Amisano and Kevin Hanson, former directors and officers of our company, were principles of Amisano Hanson, Chartered Accountants. We paid and/or accrued $9,000, $9,000, and $9,000 in office rental to Amisano Hanson, Chartered Accountants during the years ended April 30, 2006, 2005 and 2004, respectively. We also paid and/or accrued $6,000, $6,000, and $6,000 for equipment rental Amisano Hanson, Chartered Accountants during the years ended April 30, 2006, 2005 and 2004; we also paid and/or accrued $3,000, $3,000, and $3,000 for office supplies Amisano Hanson, Chartered Accountants during the year ended April 30, 2006, 2005 and 2004. During the six months ended October 31, 2006, we incurred from Amisano Hanson, Chartered Accountants $3,000 in equipment rentals, $1,500 in office supplies and $4,500 in rent.

2.

We paid accounting fees of $8,797, $5,926, and $16,109 to Amisano Hanson, Chartered Accounts during the years ended April 30, 2006, 2005 and 2004, respectively. For the six months ended October 31, 2006, we incurred accounting fees of $6,500 to Amisano Hanson, Chartered Accounts.

3.

At April 30, 2006, accounts payable and accrued liabilities included $34,078 owing to the Amisano Hanson, Chartered Accountants. For the six months ended October 31, 2006, accounts payable and accrued liabilities included $48,545 owing to the Amisano Hanson, Chartered Accountants.

4.

Carob Management was paid and/or accrued $5,000 per month during the year ended April 30, 2006 for consulting services related to new business opportunities for our company and other administration duties. Carob Management is a private company controlled by Gregory Burnett, a former director of our company.

5.

We received $40,000 in loans from shareholders of our company, including $9,500 from one each of former director (Terry Amisano) and one current director (Brad Kitchen) of our company and $7,000 from Karkrash Holdings Ltd., a company controlled by a Kevin Hanson, a former director of our company. These loans were paid on December 21, 2006.

6.

Effective as of December 15, 2006, we entered into an executive employment agreement with R. William Thornton, whereby we have agreed to employ Mr. Thornton as our Chief Operating Officer as January 1, 2007. Pursuant to the agreement, Mr. Thornton will receive an annual salary of $250,000. Upon execution of the agreement we paid Mr. Thornton a signing bonus in the amount of US$250,000 and issued to Mr. Thornton 1,000,000 common share options with an exercise price of US$0.50 per common share under the terms and conditions of our company’s Canadian stock option plan.

7.

On December 20, 2006, we issued 10,000,000 assignable warrants (exercisable for common shares at US$0.10 per share) to Endurance Energy Consulting Ltd., a private company controlled by that R. William Thornton (a director and the Chief Operating Officer of our company), which warrants vest if R. William Thornton brings a project of merit (i.e. a project with a potential economic value of at least US$10,000,000) to the directors of our company within one year of the award of the warrants.

8.

On December 20, 2006, we issued 9,000,000 warrants (exercisable for common shares at US$0.10 per share) to Gladrock Energy LLC, a private company that is controlled by Dr. Gail Bloomer, which warrants vest if Dr. Gail Bloomer brings a project of merit (i.e. a project with a potential economic value of at least US$9,000,000) to the directors of our company within one year of the award of the warrants. Gladrock Energy LLC has been credited with identifying the Kentucky Reserves prospect and should that transaction close, the 9,000,000 warrants issued to Gladrock Energy LLC will vest.

9.

On January 5, 2007, we issued 1,000,000 options (exercisable for common shares at US$0.50 per share for a period of four years) to R. William Thornton on January 5, 2007 in his capacity as Chief Operating Officer and 1,000,000 options (exercisable for common shares at US$0.50 per share for a period of four years to each of George T. Stapleton, II and George Orr were issued in their capacities as President and Chief Executive Officer and Chief Financial Officer, Secretary and Treasurer, respectively.

10.

On March 26, 2007, we entered into an asset purchase agreement with Deerfield Energy Kansas Corp. in respect of the purchase of all of the assets of Deerfield Energy Kansas Corp. (which assets relate to the Chetopa project). Deerfield Energy Kansas Corp. is a wholly-owned subsidiary of Deerfield Energy LLC. George T. Stapleton, II (a director and the President and Chief Executive Officer of our company) is the beneficial owner (through his own holdings and that of a related, private company) of 15.86% of the issued and outstanding shares of Deerfield Energy LLC. As such, he will receive 39,650 of the common shares in our capital issued to Deerfield Energy Kansas Corp. in partial consideration of the purchase price in respect of the asset purchase.

ITEM 8.           Financial Information

Our financial statements are stated in Canadian dollars and are prepared in accordance with Canadian generally accepted accounting principles.

Financial Statements filed as part of this Annual Report

-	Report of Independent Registered Public Accounting Firm dated August 25, 2006, together with Comments by Auditor for U.S. Readers in Canada – U.S. Reporting Conflict

-	Balance Sheets at April 30, 2006 and 2005

-	Statements of Operations for the years ended April 30, 2006, 2005 and 2004 and for the period February 8, 2000 (Date of Incorporation) to April 30, 2006

-	Statements of Cash Flows for the years ended April 30, 2006, 2005 and 2004 and for the period February 8, 2000 (Date of Incorporation) to April 30, 2006

-	Statement of Shareholder's Equity (Deficiency) for the period February 8, 2000 (Date of Incorporation) to April 30, 2006

-	Notes to Financial Statements April 30, 2006

-	Interim Balance Sheets for October 31, 2006 and April 30, 2006

-	Interim Statement of Operations for the three and six months ended October 31, 2006 and 2005

-	Interim Statements of Cash Flows for the three and six months ended October 31, 2006 and 2005

-	Statement of Shareholder's Equity (Deficiency) for the period February 8, 2000 (Date of Incorporation) to October 31, 2006

-	Notes to Financial Statements October 31, 2006

The audited financial statements for the fiscal years ended April 30, 2006, 2005 and 2004 and the interim financial statements for the six month period ended October 31, 2006 can be found under Item 18 - "Financial Statements".

Significant Changes

Other than as disclosed below or elsewhere in this annual report, no significant change has occurred in our company's financial statements since the fiscal year ended April 30, 2006.

Subsequent to the fiscal year ended April 30, 2006, we completed three private placements for aggregate proceeds in the amount of US$34,011,050 to provide us with working capital to evaluate and pursue non-conventional oil and gas opportunities in the United States and to establish an operations base in Calgary, Alberta and have completed the acquisition of fixed assets, equipment and rights in respect of an oil and gas lease in respect of the Chetopa project (see Item 4.A – "History and Development of MegaWest Energy Corp.").

Legal Proceedings

There are no pending legal proceedings to which we are a party or of which any of our property is the subject. There are no legal proceedings to which any director, officer or affiliate of our company or any associate of any such director, officer or affiliate of our company is a party or has a material interest adverse to us.

Dividend Distributions

Holders of our common shares are entitled to receive such dividends as may be declared from time to time by our board, in its discretion, out of funds legally available for that purpose. We intend to retain future earnings, if any, for use in the operation and expansion of our business and do not intend to pay any cash dividends in the foreseeable future.

ITEM 9.           The Offer and Listing

A.           Price History

Our common shares began trading on the TSX Venture Exchange (formerly the Canadian Venture Stock Exchange) in Toronto, Ontario, Canada, on August 27, 2001. The trading symbol was BKC. The CUSIP number is #111718-10-2. The shares were halted on September 4, 2002, as a result of the letter of intent with Cyberhand Technologies Inc in respect of the acquisition of all of its issued and outstanding shares. At the time that the shares were halted the shares of our company were trading at $0.30 per share. Trading of the shares resumed on May 1, 2003 and were halted on August 28, 2003 as a result of our company not having completed our qualifying transaction within 24 months from our original listing on the TSX Venture Exchange. The shares last traded at $0.30 per share on August 14, 2003. Effective June 16, 2004, we voluntarily de-listed our common shares from the TSX Venture Exchange. We took this action despite receiving conditional approval from the TSX Venture Exchange to complete our qualifying transaction to acquire Cyberhand Technologies Inc. The reason for our voluntary de-listing was our belief that we would not have been able to satisfy all of the conditions set by the TSX Venture Exchange in a timely manner which would have put us at risk of defaulting on our agreement with Cyberhand Technologies Inc. However, we felt we needed to seek alternatives to maintaining our TSX Venture Exchange listing and on March 28, 2005, our common shares were listed for trading on the OTC Bulletin Board under the symbol "BCKOF". The first trades of our common shares on the OTC Bulletin Board were reported in May 2005. Effective as of March 6, 2007, our symbol on the OCT Bulletin Board was changed to "MGWSF" to reflect our change in corporate name to "MegaWest Energy Corp.".

The annual high and low market prices for our common shares for the five most recent full fiscal years were as follows:

Year Ended	TSX Venture Exchange		OTC Bulletin Board
	High	Low	High	Low
April 30, 2002	$0.40	$0.20	N/A	N/A
April 30, 2003	$0.50	$0.25	N/A	N/A
April 30, 2004	$0.65	$0.25	N/A	N/A
April 30, 2005	N/A	N/A	No trades	No trades
April 30, 2006	N/A	N/A	US$0.80	US$0.40

The high and low market prices for our common shares for each full financial quarter for the two most recent full fiscal years on the OTC Bulletin Board were as follows:

Quarter Ended	OTC Bulletin Board
	High	Low
October 31, 2006	US$0.61	US$0.52
July 31, 2006	US$0.60	US$0.50
April 30, 2006	US$0.80	US$0.40
January 1, 2006	US$0.51	US$0.40
October 31, 2005	US$0.40	US$0.35

Quarter Ended	OTC Bulletin Board
	High	Low
July 31, 2005	US$1.01	US$0.30
April 30, 2005	No trades	No trades
January 1, 2005	No trades	No trades

The high and low market prices of our common shares for each of the most recent six months, from September, 2006 through February, 2007, on the OTC Bulletin Board were as follows:

Month Ended	OTC Bulletin Board
	High	Low
September 30, 2006	US$0.61	US$0.61
October 31, 2006	US$0.61	US$0.52
November 30, 2006	US$0.75	US$0.50
December 31, 2006	US$1.50	US$0.61
January 31, 2007	US$1.90	US$1.10
February 28, 2007	US$1.80	US$2.20

B.           Plan of Distribution

Not applicable.

C.           Markets

Since March 28, 2005, our common shares have been quoted exclusively on the OTC Bulletin Board.

D.           Selling Shareholders

Not applicable.

E.           Dilution

Not applicable.

F.           Expenses of the Issue

Not applicable.

ITEM 10.           Additional Information

A.           Share Capital

Not applicable.

B.           Memorandum and Articles of Association

We are incorporated under the laws of the Province of British Columbia, Canada and have been assigned incorporation number BC0600967.

On March 29, 2004, the Business Corporations Act (British Columbia) came into effect, replacing the Company Ac (British Columbia). The new act impacts British Columbia companies by modernizing and streamlining company law in British Columbia. As required by the Business Corporations Act, our company was "transitioned" under the Business Corporations Act, effective June 30, 2005. In order to take advantage of the provisions under the Business Corporations Act, our company sought and obtained shareholder approval at our shareholders meeting on February 19, 2006 for the removal of our pre-existing company provisions in our former articles and the adoption of new articles under the Business Corporations Act.

Our articles do not contain a description of our objects and purposes.

Our articles do not restrict a director's power to vote on a proposal, arrangement or contract in which the director is materially interested, vote compensation to themselves or any other members of their body in the absence of an independent quorum or exercise borrowing powers. Our articles do not restrict the directors' power, in the absence of an independent quorum, to vote compensation to themselves or any members of their body. Our articles do not provide for borrowing powers exercisable by directors. Our articles do not set out a mandatory retirement age for our directors and our directors are not required to own securities of our company in order to serve as directors.

Our authorized capital consists of an unlimited number of common shares without par value and 100,000,000 preference shares without par value. Our preference shares may be issued in one or more series and our directors may fix the number of shares which is to comprise each series and the designation, rights, privileges, restrictions and conditions attaching to each series.

Holders of our common shares are entitled to vote at all meetings of shareholders, except meetings at which only holders of a specified class of shares are entitled to vote, receive any dividend declared by our company's board of directors and, subject to the rights, privileges, restrictions and conditions attaching to any other class of shares, receive the remaining property of our company upon dissolution.

At each annual general meeting of our company, all of our directors retire and the shareholders elect a new board of directors. Each director holds office until our next annual general meeting, or until his office is earlier vacated in accordance with our articles or with the provisions of the Business Corporations Act. A director appointed or elected to fill a vacancy on our board also holds office until our next annual general meeting.

Our articles provide that our annual meetings of shareholders must be held at such time in each calendar year and not more than 15 months after the last annual general meeting and at such place as our board of directors may from time to time determine.

Under our articles, and subject to the special rights and restrictions attached to the shares of any class or series of shares, the quorum for the transaction of business at a meeting of our shareholders is two persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least 5% of the issued shares entitled to be voted at the meeting.

Our articles state that our directors, the president, the secretary, and any lawyer or auditor of our company are entitled to attend any meeting of our shareholders.

Except as provided in the Investment Canada Act, there are no limitations specific to the rights of non-Canadians to hold or vote our common shares under the laws of Canada or British Columbia, or in our charter documents.

There are no provisions in our articles that would have the effect of delaying, deferring or preventing a change in control of our company, and that would operate only with respect to a merger, acquisition or corporate restructuring involving our company.

Our articles do not contain any provisions governing the ownership threshold above which shareholder ownership must be disclosed. Securities legislation in Canada, however, requires that we disclose in our annual general meeting proxy statement, holders who beneficially own more than 10% of our issued and outstanding shares, and United States Federal securities laws require the disclosure in our annual report on Form 20-F of holders who own more than 5% of our issued and outstanding shares.

C.           Material Contracts

Other than as disclosed below or elsewhere in this annual report, we did not enter into any material contracts during the past two years.

Effective as of December 15, 2006, we entered into an executive employment agreement with R. William Thornton, whereby we have agreed to employ Mr. Thornton as our Chief Operating Officer as January 1, 2007. Pursuant to the agreement, Mr. Thornton will receive an annual salary of $250,000. Upon execution of the agreement we paid Mr. Thornton a signing bonus in the amount of US$250,000 and issued to Mr. Thornton 1,000,000 common share options with an exercise price of US$0.50 per common share under the terms and conditions of our company’s Canadian stock option plan. The employment agreement is of an indefinite period, but may be terminated by Mr. Thornton or our company upon certain events. If Mr. Thornton’s employment is terminated for just cause or by Mr. Thornton without constructive dismissal, we will pay to Mr. Thornton the amount of his unpaid annual salary to and including the date of termination, any declared but unpaid bonus and all outstanding vacation pay and expense reimbursements. If Mr. Thornton’s employment is terminated by our company without just cause or by Mr. Thornton for constructive dismissal, then in addition to the foregoing amounts, Mr. Thornton will receive a severance payment in the amount of one years annual salary and the sum of $10,000 less applicable withholdings and deductions, in respect of the lost benefits and notwithstanding any provisions of our company’s stock plan, all common share options held by Mr. Thornton will automatically vest.

In respect of a private placement that was completed December 18, 2006, we entered into a form of private placement subscription agreement with various accredited investors whereby we issued 23,500,000 common shares of our company at US$0.10 per common shares for aggregate proceeds of US$2,350,000.

Pursuant to a form of warrant issuance agreement dated December 20, 2006, we granted 19,500,000 warrants to three persons that entitle such persons to purchase common shares of our company at a price of US$0.10 per share upon the occurrence of certain conditions. The conditions include that the warrants are exercisable if the holder thereof brings a project of merit (i.e. a project with a potential economic value in the amount of at least US$1.00 multiplied by the total number of warrants issued to the holder) to the directors of our company by December 21, 2007.

Pursuant to a letter of intent dated December 20, 2006 entered into with Trinity Sands Energy LLC and its shareholders in respect of our purchase of all of the issued and outstanding shares of Trinity Sands Energy LLC, we entered into an Assumption and Loan Conversion Agreement with Agosto Corporation Ltd. dated December 20, 2006, as amended, pursuant to which we assumed the repayment of a US$1,200,000 loan made by Agosto Corporation Ltd. to Trinity Sands Energy LLC. In exchange for the assumption of Agosto Corporation Ltd. loan, we issued a convertible promissory note to Agosto Corporation Ltd. in the amount of US$1,200,000 with simple interest accruing at a rate of 6% per annum. Agosto Corporation Ltd. has the option to convert the principal of the note plus accrued interest in common shares of our company at a conversion rate of US$0.25 per share. In addition, Trinity Sands Energy LLC issued a promissory note in the amount of US$1,650,000 to us in respect of the acquisition of 7,500,000 common shares of Energy Finders, Inc., a US company that owns the minority working interest of the Trinity Sands prospect.

Pursuant to a letter of intent dated December 20, 2006 entered into with Deerfield Energy LLC in respect of our acquisition of all of the assets of Deerfield Energy LLC, we entered into an Assumption and Loan Conversion Agreement with Agosto Corporation Ltd. dated December 20, 2006, as amended, pursuant to which we assumed the repayment of a US$500,000 loan made by Agosto Corporation Ltd. to Deerfield Energy LLC. In exchange for the assumption of Agosto Corporation Ltd. loan, we issued a convertible promissory note to Agosto Corporation Ltd. in the amount of US$500,000 with simple interest accruing at a rate of 6% per annum. Agosto Corporation Ltd. has the option to convert the principal of the note plus accrued interest in common shares of our company at a conversion rate of US$0.25 per share.

Pursuant a form of debt settlement and subscription agreement dated December 21, 2006, entered into with each of Karkrash Holdings Ltd., Carob Management Ltd., Brian Hanson, Roy Brown and Amisano Hanson, Chartered Accountants, we issued 600,000 common shares to the said subscribers in settlement of $167,500 of debt.

In respect of a private placement that was completed on January 5, 2007, we entered into a form of private placement subscription agreement with various accredited investors whereby we issued 8,425,000 units, at a price of US$0.50 per unit, for aggregate proceeds of US$4,212,500, each of which units consists of one common share and one-half of one common share purchase warrant, with each whole warrant entitling the holder to purchase an additional common share at an exercise price of US$1.00 for a period of one year.

In respect of a private placement that was completed on March 1, 2007, we entered into a form of private placement subscription agreement with various accredited investors whereby we issued 27,448,550 units, at a price of US$1.00 per unit, for aggregate proceeds of US$27,448,550, each of which units consists of one common share and one-half of one common share purchase warrant, with each whole warrant entitling the holder to purchase an additional common share at an exercise price of US$1.30 for a period of one year. Pursuant to this private placement, we have agreed to pay finders fees of: (a) up to 7% of the total proceeds in cash; and (b) up to 7% of the total proceeds in warrants with the same terms as the warrants issued pursuant to the private placement.

On March 26, 2007, we entered into an asset purchase agreement with Deerfield Energy Kansas Corp. in respect of the purchase of all of the assets of Deerfield Energy Kansas Corp. by our wholly-owned subsidiary, MegaWest Energy (USA) Corp. The assets included certain items of equipment and fixed assets (as detailed in Item 4.D – "Property, Plants and Equipment" below) and interests in two oil and gas leases in respect of 392 acres of real property. The purchase price for the assets was paid by 250,000 common shares in our capital, to be issued, and our release of Deerfield Energy LLC (the parent of Deerfield Energy Kansas Corp.) of its obligations to us in respect of a promissory note granted by Deerfield Energy LLC to Agosto Corporation Ltd. in the amount of US$500,000, which Agosto Corporation Ltd. assigned to us pursuant to our assumption of the repayment of the US$500,000 loan made by Deerfield Energy LLC to Agosto Corporation Ltd. pursuant to the terms of our letter of intent with Deerfield Energy LLC, dated December 20, 2006.

We have also reached a verbal agreement with an individual to provide investment banking services to our company whereby our company has agreed to issue the individual up to 750,000 common shares.

D.           Exchange Controls

There are no government laws, decrees or regulations in Canada which restrict the export or import of capital or which affect the remittance of dividends, interest or other payments to non-resident holders of our common shares. Any remittances of dividends to United States residents and to other non-residents are, however, subject to withholding tax. See Item 10.E - "Taxation" below.

E.           Taxation

Certain Canadian Federal Income Tax Consequences

We consider that the following general summary fairly describes the principal Canadian federal income tax consequences applicable to a holder of our common shares who is a resident of the United States, who is not, will not be and will not be deemed to be a resident of Canada for purposes of the Income Tax Act (Canada) and any applicable tax treaty and who does not use or hold, and is not deemed to use or hold, his common shares in the capital of our company in connection with carrying on a business in Canada (a "non-resident holder").

This summary is based upon the current provisions of the Income Tax Act (Canada), the regulations thereunder (the "Regulations"), the current publicly announced administrative and assessing policies of the Canada Customs and Revenue Agency and the Treaty. This summary also takes into account the amendments to the Income Tax Act (Canada) and the Regulations publicly announced by the Minister of Finance (Canada) prior to the date hereof (the "Tax Proposals") and assumes that all such Tax Proposals will be enacted in their present form. However, no assurances can be given that the Tax Proposals will be enacted in the form proposed, or at all. This summary is not exhaustive of all possible Canadian federal income tax consequences applicable to a holder of our common shares and, except for the foregoing, this summary does not take into account or anticipate any changes in law, whether by legislative, administrative or judicial decision or action, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ from the Canadian federal income tax consequences described herein.

This summary is of a general nature only and is not intended to be, and should not be construed to be, legal, business or tax advice to any particular holder or prospective holder of our common shares, and no opinion or representation with respect to the tax consequences to any holder or prospective holder of our common shares is made. Accordingly, holders and prospective holders of our common shares should consult their own tax advisors with respect to the income tax consequences of purchasing, owning and disposing of our common shares in their particular circumstances.

Dividends

We have not declared any dividends on our common shares for the last five years and do not anticipate that we will do so in the foreseeable future. The present policy of our company is to retain future earnings for use in our operations and the expansion of our business.

Notwithstanding the aforementioned, we are unaware of any dividend restrictions; have no specific procedure for the setting of the date of dividend entitlement; but might expect to set a record date for share ownership to determine entitlement; have no specific procedures for non-resident holders to claim dividends, but might expect to mail their dividends in the same manner as resident holders. We have not nominated any financial institutions to be the potential paying agents for dividends in the United States.

Capital Gains

A non-resident holder is not subject to tax under the Income Tax Act (Canada) in respect of a capital gain realized upon the disposition of a common share of our company unless such share represents "taxable Canadian property", as defined in the Income Tax Act (Canada), to the holder thereof. Our common shares generally will be considered taxable Canadian property to a non-resident holder if:

-	the non-resident holder;

-	persons with whom the non-resident holder did not deal at arm's length; or

-	the non-resident holder and persons with whom such non-resident holder did not deal at arm's length,

owned, or had an interest in an option in respect of, not less than 25% of the issued shares of any class of our capital shares at any time during the 60 month period immediately preceding the disposition of such shares. In the case of a non-resident holder to whom shares of our company represent taxable Canadian property and who is resident in the United States, no Canadian taxes will generally be payable on a capital gain realized on such shares by reason of the Treaty unless the value of such shares is derived principally from real property situated in Canada.

Certain United States Federal Income Tax Consequences

The following is a general discussion of certain possible United States Federal foreign income tax matters under current law, generally applicable to a U.S. Holder (as defined below) of our common shares who holds such shares as capital assets. This discussion does not address all aspects of United States Federal income tax matters and does not address consequences peculiar to persons subject to special provisions of Federal income tax law, such as those described below as excluded from the definition of a U.S. Holder. In addition, this discussion does not cover any state, local or foreign tax consequences. See "Certain Canadian Federal Income Tax Consequences" above.

The following discussion is based upon the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations, published Internal Revenue Service ("IRS") rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time. In addition, this discussion does not consider the potential effects, both adverse and beneficial, of any recently proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time. No assurance can be given that the IRS will agree with such statements and conclusions, or will not take, or a court will not adopt, a position contrary to any position taken herein.

The following discussion is for general information only and is not intended to be, nor should it be construed to be, legal, business or tax advice to any holder or prospective holder of our common shares, and no opinion or representation with respect to the United States Federal income tax consequences to any such holder or prospective holder is made. Accordingly, holders and prospective holders of common shares should consult their own tax advisors with respect to Federal, state, local, and foreign tax consequences of purchasing, owning and disposing of our common shares.

U.S. Holders

As used herein, a "U.S. Holder" includes a holder of less than 10% of our common shares who is a citizen or resident of the United States, a corporation created or organized in or under the laws of the United States or of any political subdivision thereof, any entity which is taxable as a corporation for U.S. tax purposes and any other person or entity whose ownership of our common shares is effectively connected with the conduct of a trade or business in the United States. A U.S. Holder does not include persons subject to special provisions of Federal income tax law, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals or foreign corporations whose ownership of our common shares is not effectively connected with the conduct of a trade or business in the United States and shareholders who acquired their shares through the exercise of employee stock options or otherwise as compensation.

Distributions

The gross amount of a distribution paid to a U.S. Holder will generally be taxable as dividend income to the U.S. Holder for U.S. federal income tax purpose to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions which are taxable dividends and which meet certain requirements will be "unqualified dividend income" and taxed to U.S. Holders at a maximum U.S. federal rate of 15%. Distributions in excess of our current and accumulated earnings and profits will be treated first as a tax-free return of capital to the extent the U.S. Holder's tax basis in the common shares and, to the extent in excess of such tax basis, will be treated as a gain from a sale or exchange of such shares.

Capital Gains

In general, upon a sale, exchange or other disposition of common shares, a U.S. Holder will generally recognize a capital gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized on the sale or other distribution and the U.S. Holder's adjusted tax basis in such shares. Such gain or loss will be U.S. source gain or loss and will be treated as a long-term capital gain or loss if the U.S. Holder's holding period of the shares exceeds one year. If the U.S. Holder is an individual, any capital gain will generally be subject to U.S. federal income tax at preferential rates if specified minimum holding periods are met. The deductibility of capital losses is subject to significant limitations.

Foreign Tax Credit

A U.S. Holder who pays (or has had withheld from distributions) Canadian income tax with respect to the ownership of our common shares may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States Federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer's income subject to tax. This election is made on a year-by-year basis and generally applies to all foreign income taxes paid by (or withheld from) the U.S. Holder during that year. There are significant and complex limitations which apply to the tax credit, among which is an ownership period requirement and the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder's United States income tax liability that the U.S. Holder's foreign source income bears to his or its worldwide taxable income. In determining the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. There are further limitations on the foreign tax credit for certain types of income such as "passive income", "high withholding tax interest", "financial services income", "shipping income", and certain other classifications of income. The availability of the foreign tax credit and the application of these complex limitations on the tax credit are fact specific and holders and prospective holders of our common shares should consult their own tax advisors regarding their individual circumstances.

F.           Dividends and Paying Agents

Not applicable.

G.           Statements by Experts

Not applicable.

H.           Documents on Display

Documents concerning our company referred to in this annual report may be viewed by appointment during normal business hours at our registered and records office at Suite 800 - 885 West Georgia Street, Vancouver, British Columbia, Canada, V6C 3H1.

I.           Subsidiary Information

As at the date of this annual report, we have one subsidiary, MegaWest Energy (USA) Corp., a company incorporated pursuant to the laws of the State of Nevada.

ITEM 11.           Quantitative and Qualitative Disclosures About Market Risk

Not applicable.

ITEM 12.           Description of Securities Other Than Equity Securities

Not applicable.

PART II

ITEM 13.           Defaults, Dividend Arrearages and Delinquencies

Not applicable.

ITEM 14.           Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

ITEM 15.           Controls and Procedures

As required by Rule 13a-15 under the Securities Exchange Act of 1934, as of the end of the period covered by this annual report, being April 30, 2006, we have carried out an evaluation of the effectiveness of the design and operation of our company's disclosure controls and procedures. This evaluation was carried out under the supervision and with the participation of our company's management, including our company's chief executive officer and our company's chief financial officer. Based upon that evaluation, our company's chief executive officer and our company's chief financial officer concluded that our company's disclosure controls and procedures are effective as at the end of the period covered by this report. There have been no significant changes in our internal controls over financial reporting that occurred during our most recent fiscal quarter that have materially affected, or are reasonably likely to materially affect our internal controls over financial reporting.

Disclosure controls and procedures and other procedures that are designed to ensure that information required to be disclosed in our reports filed or submitted under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported, within the time period specified in the Securities and Exchange Commission's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in our reports filed under the Securities Exchange Act of 1934 is accumulated and communicated to management including our chief executive officer and chief financial officer as appropriate, to allow timely decisions regarding required disclosure.

ITEM 16.           Reserved

ITEM 16A.        Audit Committee Financial Expert

Our board has determined that we do not have a member of our audit committee that qualifies as an "audit committee financial expert" as defined in Item 401(e) of Regulation S-B. We believe that the members of our board of directors, who are the same members of our audit committee, are collectively capable of analyzing and evaluating our financial statements and understanding internal controls and procedures for financial reporting.

Our board of directors has determined that Brad Kitchen qualifies as an "independent" member of our audit committee as that term is defined in Rule 4350(d) of the Marketplace Rules of the National Association of Securities Dealers (NASD). The two remaining members of our audit committee are not "independent" as defined in Rule 4350(d) of the Marketplace Rules of the NASD. We believe that having an audit committee financial expert and an audit committee that consists entirely of independent directors would be overly costly and burdensome and is not warranted in our circumstances given the early stages of our development and the fact that we have not generated revenues to date.

ITEM 16B.        Code of Ethics

We have not adopted a written "code of ethics" that meets the new United States' Sarbanes-Oxley standards. Our Board of Directors believes that existing Canadian standards and procedures is adequate for our purposes. We have not seen any need to adopt a written code of ethics on the basis that our corporate culture effectively deters wrongdoing and promotes honest and ethical conduct, full, fair and accurate, timely, and understandable disclosure in reports and documents, the compliance with applicable governmental laws, rules and regulations, the prompt internal reporting.

ITEM 16C.        Principal Accountant Fees and Services

Audit Fees

Our board appointed Morgan and Company, Chartered Accountants, as independent auditors to audit our financial statements for the fiscal years ended April 30, 2006 and 2005. The aggregate of fees billed by Morgan and Company, Chartered Accountants, for professional services rendered for the audit of our annual financial statements included in this Annual Report for the fiscal years ended 2006 and 2005 were $4,200 and $4,400, respectively.

Audit Related Fees

For the fiscal years ended April 30, 2006 and 2005, the aggregate fees billed for assurance and related services by Morgan and Company, Chartered Accountants, relating to our quarterly financial statements which are not reported under the caption "Audit Fees" above, were $Nil and $Nil, respectively.

Tax Fees

For the fiscal years ended April 30, 2006 and 2005, the aggregate fees billed for tax compliance, tax advice and tax planning by Morgan and Company, Chartered Accountants, was $Nil and $Nil, respectively.

All Other Fees

For the fiscal year ended April 30, 2006, the aggregate fees billed by Morgan and Company, Chartered Accountants, for other non-audit professional services, other than those services listed above, totalled $Nil.

Pre-Approval Policies and Procedures

Effective May 6, 2003, the Securities and Exchange Commission adopted rules that require that before Morgan and Company, Chartered Accountants, is engaged by us to render any auditing or permitted non-audit related service, the engagement be:

-	approved by our audit committee; or

-

entered into pursuant to pre-approval policies and procedures established by the audit committee, provided the policies and procedures are detailed as to the particular service, the audit committee is informed of each service, and such policies and procedures do not include delegation of the audit committee's responsibilities to management.

The audit committee pre-approves all services provided by our independent auditors. The pre-approval process has been implemented in response to the new rules. Therefore, the audit committee does not have records of what percentage of the above fees were pre-approved. However, all of the above services and fees were reviewed and approved by the audit committee either before or after the respective services were rendered.

The audit committee has considered the nature and amount of the fees billed by Amisano Hanson, Chartered Accountants, and believes that the provision of the services for activities unrelated to the audit is compatible with maintaining the independence of Morgan and Company, Chartered Accountants.

ITEM 16D.        Exemption from the Listing Standards for Audit Committees

Not Applicable.

ITEM 16E.        Purchases of Equity Securities the Company and Affiliated Purchasers

Not Applicable.

PART III

ITEM 17.           Financial Statements

Refer to Item 18 – "Financial Statements" below.

ITEM 18.           Financial Statements

Financial Statements Filed as Part of this Annual Report:

-	Report of Independent Registered Public Accounting Firm dated August 25, 2006, together with Comments by Auditor for U.S. Readers in Canada – U.S. Reporting Conflict

-	Balance Sheets at April 30, 2006 and 2005

-	Statements of Operations for the years ended April 30, 2006, 2005 and 2004 and for the period February 8, 2000 (Date of Incorporation) to April 30, 2006

-	Statements of Cash Flows for the years ended April 30, 2006, 2005 and 2004 and for the period February 8, 2000 (Date of Incorporation) to April 30, 2006

-	Statement of Shareholder's Equity (Deficiency) for the period February 8, 2000 (Date of Incorporation) to April 30, 2006

-	Notes to Financial Statements April 30, 2006

-	Interim Balance Sheets for October 31, 2006 and April 30, 2006

-	Interim Statement of Operations for the three and six months ended October 31, 2006 and 2005

-	Interim Statements of Cash Flows for the three and six months ended October 31, 2006 and 2005

-	Statement of Shareholder's Equity (Deficiency) for the period February 8, 2000 (Date of Incorporation) to October 31, 2006

-	Notes to Financial Statements October 31, 2006

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

Vancouver, Canada	“Morgan & Company”
August 25, 2006	Chartered Accountants

Tel: (604) 687-5841	P.O. Box 10007 Pacific Centre
Fax: (604) 687-0075	Sute 1488 - 700 West Georgia Street
www.morgan-cas.com	Vancouver, B.C. V7Y 1A1

BROCKTON CAPITAL CORP.
(A Development Stage Company)
BALANCE SHEETS

April 30, 2006 and 2005
(Stated in Canadian Dollars)

	2006	2005

ASSETS
Current
Cash and cash equivalents	$14,141	$5,865
GST receivable	7,298	2,903
Inventory – Notes 2 and 3	1	4,735

	21,440	13,503

Rights – Notes 3 and 8	10,000	123,610

	$31,440	$137,113

LIABILITIES

Current
Accounts payable and accrued liabilities – Note 6	$120,862	$43,590
Notes payable – Note 4	40,000	-

	160,862	43,590

SHAREHOLDERS’ EQUITY (DEFICIENCY)

Share Capital – Notes 5 and 6	207,342	207,342
Contributed surplus – Note 8	168,750	168,750
Deficit accumulated during the development stage	(505,514)	(282,569)

	(129,422)	93,523

	$31,440	$137,113
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
(Stated in Canadian Dollars)

				February 8, 2000
				(Date of
				Incorporation) to
	Years ended April 30,			April 30,
	2006	2005	2004	2006

Administrative Expenses
Accounting, audit and legal – Note 6	$14,599	$24,406	$37,820	$120,953
Consulting fees	61,200	2,383	1,826	74,069
Equipment rental – Note 6	6,000	6,000	6,000	28,000
Filing fees	7,525	5,357	3,188	19,911
General and administrative	-	169	2,974	3,899
Interest and bank charges	2,056	768	422	4,110
Investor relations	-	625	6,339	6,964
Marketing	-	-	-	1,170
Office rent – Note 6	9,000	9,000	9,000	42,000
Office supplies – Note 6	3,284	3,000	3,000	14,462
Promotion	541	1,481	1,677	4,708
Transfer agent fees	396	4,103	9,861	23,228
Travel	-	-	1,729	8,171

Loss before other items	(104,601)	(57,292)	(83,836)	(351,645)

Other items:
Other income	-	-	961	961
Interest income	-	2,261	11,513	41,641
Write-off of deferred investment expenses	-	-	(72,127)	(72,127)
Write-down of inventory to net realizable value	(4,734)	(6,000)	-	(10,734)
Write-down of rights – Note 3	(113,610)	-	-	(113,610)

Net loss for the year	$(222,945)	$(61,031)	$(143,489)	$(505,514)

Basic and diluted loss per share	$(0.04)	$(0.01)	$(0.08)

Weighted average number of shares outstanding	6,337,500	5,018,322	1,837,500

SEE ACCOMPANYING NOTES

BROCKTON CAPITAL CORP.
(A Development Stage Company)
STATEMENTS OF CASH FLOWS
for the years ended April 30, 2006, 2005 and 2004
and for the period from February 8, 2000 (Date of Incorporation) to April 30, 2006
(Stated in Canadian Dollars)

				February 8,
				2000(Date of
				Incorporation)
				to
	Years ended April 30,			April 30,
	2006	2005	2004	2006

Operating Activities
Net loss for the period	$(222,945)	$(61,031)	$(143,489)	$(505,514)
Add (deduct) items not involving cash:
Interest accrual on notes receivable	-	(1,946)	-	(1,946)
Write-off of deferred investment expenses	-	-	72,127	72,127
Write-down of inventory to net realizable value	4,734	6,000	-	10,734
Write-down of rights	113,610	-	-	113,610
Changes in non-cash working capital items related to
operations:
GST and interest receivable	(4,395)	1,424	3,050	(7,298)
Inventory	-	(10,735)	-	(10,735)
Prepaid expenses	-	-	9,700	-
Accounts payable and accrued liabilities	77,272	17,095	6,114	120,862

Cash used in operating activities	(31,724)	(49,193)	(52,498)	(208,160)

Investing Activities
Notes and accrued interest receivable	-	-	(49,414)	(121,664)
Deferred investment expenses	-	-	(34,679)	(72,127)

Cash used in investing activities	-	-	(84,093)	(193,791)

Financing Activities
Proceeds from shares issued	-	4,500	-	448,875
Share issue costs	-	-	-	(72,783)
Notes payable	40,000	-	-	40,000

Cash provided by financing activities	40,000	4,500	-	416,092

Increase in cash and cash equivalents during the period	8,276	(44,693)	(136,591)	14,141

Cash and cash equivalents at the beginning of the period	5,865	50,558	187,149	-

Cash and cash equivalents at the end of the period	$14,141	$5,865	$50,558	$14,141

     …/cont’d

SEE ACCOMPANYING NOTES

BROCKTON CAPITAL CORP.	Continued
(A Development Stage Company)
STATEMENTS OF CASH FLOWS
for the years ended April 30, 2006, 2005 and 2004
and for the period from February 8, 2000 (Date of Incorporation) to April 30, 2006
(Stated in Canadian Dollars)

				February 8, 2000
				(Date of
				Incorporation) to
	Years ended April 30,			April 30,
	2006	2005	2004	2006

Cash and cash equivalents consist of:
Cash	$14,141	$5,865	$10,558	$14,141
Term deposits	-	-	40,000	-

	$14,141	$5,865	$50,558	$14,141

Supplemental disclosure of cash flow information:
Cash paid for:
Interest	$-	$-	$-	$-

Income taxes	$-	$-	$-	$-

Non-cash Transactions – Note 8

SEE ACCOMPANYING NOTES

BROCKTON CAPITAL CORP.
(A Development Stage Company)
STATEMENT OF SHAREHOLDERS’ EQUITY (DEFICIENCY)
for the period from February 8, 2000 (Date of Incorporation) to April 30, 2005
(Stated in Canadian Dollars)

				Retained
				Earnings
				(Deficit)
				Accumulated
	Common Stock			During the
	Number of		Contributed	Development
	Shares	Amount	Surplus	Stage	Total

Balance, February 8, 2000	-	$-	$-	$-	$-
(Date of Incorporation)

Net income for the period	-	-	-	737	737

Balance, April 30, 2000	-	-	-	737	737
Cash received from escrow share	2,250,000	168,750	-	-	168,750
issuances at $0.075 per share
Net income for the year	-	-	-	1,297	1,297

Balance, April 30, 2001	2,250,000	168,750	-	2,034	170,784
Cash received from share
issuances at $0.15 per share	1,837,500	275,625	-	-	275,625
Less share issue costs	-	(72,783)	-	-	(72,783)
Net loss for the year	-	-	-	(34,310)	(34,310)

Balance, April 30, 2002	4,087,500	371,592	-	(32,276)	339,316
Net loss for the year	-	-	-	(45,773)	(45,773)

Balance, April 30, 2003	4,087,500	371,592	-	(78,049)	293,543
Net loss for the year	-	-	-	(143,489)	(143,489)

Balance, April 30, 2004	4,087,500	371,592	-	(221,538)	150,054
Cancel escrow shares	(2,250,000)	(168,750)	168,750	-	-
Cash received from share	4,500,000	4,500	-	-	4,500
issuance at $0.001 per share
Net loss for the year	-	-	-	(61,031)	(61,031)

Balance, April 30, 2005	6,337,500	207,342	168,750	(282,569)	93,523
Net loss for the year	-	-	-	(222,945)	(222,945)

Balance, April 30, 2006	6,337,500	$207,342	$168,750	$(505,514)	$(129,422)

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
(Stated in Canadian Dollars) – Page 3

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
(Stated in Canadian Dollars) – Page 4

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

	April 30, 2006		April 30, 2005
		Weighted		Weighted
		Average		Average
	Number of	Exercise	Number of	Exercise
	Shares	Price	Shares	Price

Options outstanding and exercisable	302,500	$0.15	302,500	$0.15
at beginning and end of year

At April 30, 2006, directors and officers of the Company held 302,500 common share purchase options. Each option entitles the holder to purchase one share for each option held at $0.15 per share. These options expire on August 28, 2006.

Note 6	Related Party Transactions – Notes 4 and 5

The Company incurred the following expenses charged by a partnership controlled by two directors of the Company:

	Years ended April 30,
	2006	2005	2004

Accounting fees	$8,797	$5,926	$16,109
Equipment rental	6,000	6,000	6,000
Office rent	9,000	9,000	9,000
Office supplies	3,000	3,000	3,000

	$26,797	$23,926	$34,109

These charges were measured by the exchange amount, which is the amount agreed upon by the transacting parties.

At April 30, 2006, accounts payable and accrued liabilities includes $34,078 (2005: $17,340) to a partnership controlled by two directors of the Company.

Brockton Capital Corp.
(A Development Stage Company)
Notes to the Financial Statement
April 30, 2006, 2005 and 2004
(Stated in Canadian Dollars) – Page 5

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

At April 30, 2006, the Company has accumulated eligible capital costs of $92,708 and non-capital losses totaling $462,695, which are available to reduce taxable income in future taxation years. The non-capital losses expire as follows:

2007	$420
2008	2,748
2009	48,867
2010	60,060
2014	157,207
2015	74,847
2016	118,546

$462,695

Significant components of the Company’s future tax assets and liabilities, after applying enacted corporate income tax rates are as follows:

	2006	2005

Future income tax assets
Net tax losses carried forward	$164,812	$120,452
Marketing rights	(11,007)	(10,816)

	153,805	109,636
Less: valuation allowance	(153,805)	(109,636)

	$-	$-

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
(Stated in Canadian Dollars) – Page 6

Note 8	Non-cash Transactions – (cont’d)

During the year ended April 30, 2005;

a)	the Company cancelled and returned to treasury 2,250,000 common shares previously issued at $0.075 per share ($168,750). The amount paid for these shares has been recorded as contributed surplus.

b)	the Company acquired Rights (Note 3) in exchange for notes and accrued interest receivable of $123,610.

BROCKTON CAPITAL CORP.

(A Development Stage Company)

INTERIM FINANCIAL STATEMENTS

October 31, 2006

(Stated in Canadian Dollars)

(Unaudited)

THE ACCOMPANYING FINANCIAL STATEMENTS FOR THE QUARTERS ENDED OCTOBER 31, 2006 AND 2005 HAVE NOT BEEN REVIEWED OR AUDITED BY THE CORPORATION’S AUDITORS.

BROCKTON CAPITAL CORP.
(A Development Stage Company)
INTERIM BALANCE SHEETS
October 31, 2006 and April 30, 2006
(Stated in Canadian Dollars)
(Unaudited)

	October 31,	April 30,
	2006	2006

ASSETS

Current
Cash	$7,813	$14,141
GST receivable	5,491	7,298
Inventory – Note 3	1	1

	13,305	21,440
Rights – Note 3	10,000	10,000

	$23,305	$31,440

LIABILITIES
Current
Accounts payable and accrued liabilities – Note 6	$169,846	$120,862
Notes payable – Notes 4 and 6	40,000	40,000

	209,846	160,862

SHAREHOLDERS’ DEFICIENCY

Share Capital – Notes 5 and 7	207,342	207,342
Contributed surplus	168,750	168,750
Deficit accumulated during the development stage	(562,633)	(505,514)

	(186,541)	(129,422)

	$23,305	$31,440

SEE ACCOMPANYING NOTES

BROCKTON CAPITAL CORP.
(A Development Stage Company)
INTERIM STATEMENTS OF OPERATIONS
for the three and six months ended October 31, 2006 and 2005
(Stated in Canadian Dollars)
(Unaudited)

	Three months ended		Six months ended
	October 31,		October 31,
	2006	2005	2006	2005

General and Administrative Expenses
Accounting, audit and legal fees – Note 6	$7,200	$3,190	$8,700	$7,762
Consulting fees	15,000	31,200	30,000	31,200
Equipment rental – Note 6	1,500	1,500	3,000	3,000
Filing fees	3,734	4,650	3,734	4,650
Interest and bank charges	1,128	106	2,157	275
Office and supplies – Note 6	750	750	1,500	1,500
Promotion	-	260	-	545
Rent – Note 6	2,250	2,250	4,500	4,500
Transfer agent fees	2,733	-	3,529	322

Loss before other item	(34,295)	(43,906)	(57,120)	(53,754)

Other item
Interest income	1	-	1	3

Net loss for the period	$(34,294)	$(43,906)	$(57,119)	$(53,751)

Basic and diluted loss per share	$(0.00)	$(0.00)	$(0.01)	$(0.01)

SEE ACCOMPANYING NOTES

BROCKTON CAPITAL CORP.
(A Development Stage Company)
INTERIM STATEMENTS OF CASH FLOWS
for the three and six months ended October 31, 2006 and 2005
(Stated in Canadian Dollars)
(Unaudited)

	Three months ended		Six months ended
	October 31,		October 31,
	2006	2005	2006	2005

Operating Activities
Net loss for the period	$(34,294)	$(43,906)	$(57,119)	$(53,751)
Changes in non-cash working capital
items related to operations:
GST receivable	(2,376)	(3,788)	1,807	(2,201)
Prepaid expenses	-	-	-	(1,027)
Accounts payable and accrued
liabilities	27,753	43,377	48,984	52,268

	(8,917)	(4,317)	(6,328)	(4,411)

Decrease in cash during the period	(8,917)	(4,317)	(6,328)	(4,411)

Cash, beginning of the period	16,730	5,771	14,141	5,865

Cash, end of the period	$7,813	$1,454	$7,813	1,454

Supplemental disclosure of cash flow
information:
Cash paid for:
Interest	$-	$-	$-	$-

Income taxes	$-	$-	$-	$-

SEE ACCOMPANYING NOTES

BROCKTON CAPITAL CORP.
(A Development Stage Company)
STATEMENT OF SHAREHOLDERS’ EQUITY (DEFICIENCY)
for the period from February 8, 2000 (Date of Incorporation) to October 31, 2006
(Stated in Canadian Dollars)
(Unaudited)

				Retained
				Earnings
				(Deficit)
				Accumulated
	Common Stock			During the
	Number of		Contributed	Development
	Shares	Amount	Surplus	Stage	Total

Balance, February 8, 2000	-	$-	$-	$-	$-
(Date of Incorporation)
Net income for the period	-	-	-	737	737

Balance, April 30, 2000	-	-	-	737	737
Cash received from escrow
share issuances at $0.075
per share	2,250,000	168,750	-	-	168,750
Net income for the year	-	-	-	1,297	1,297

Balance, April 30, 2001	2,250,000	168,750	-	2,034	170,784
Cash received from share
issuances at $0.15 per share	1,837,500	275,625	-	-	275,625
Less share issue costs	-	(72,783)	-	-	(72,783)
Net loss for the year	-	-	-	(34,310)	(34,310)

Balance, April 30, 2002	4,087,500	371,592	-	(32,276)	339,316
Net loss for the year	-	-	-	(45,773)	(45,773)

Balance, April 30, 2003	4,087,500	371,592	-	(78,049)	293,543
Net loss for the year	-	-	-	(143,489)	(143,489)

Balance, April 30, 2004	4,087,500	371,592	-	(221,538)	150,054
Cancel escrow shares	(2,250,000)	(168,750)	168,750	-	-
Cash received from share
issuance at $0.001 per share	4,500,000	4,500	-	-	4,500
Net loss for the year	-	-	-	(61,031)	(61,031)

Balance, April 30, 2005	6,337,500	207,342	168,750	(282,569)	93,523
Net loss for the year	-	-	-	(222,945)	(222,945)

Balance, April 30, 2006	6,337,500	207,342	168,750	(505,514)	(129,422)
Net loss for the period	-	-	-	(57,119)	(57,119)

Balance, October 31, 2006	6,337,500	$207,342	$168,750	$(562,633)	$(186,541)

SEE ACCOMPANYING NOTES

BROCKTON CAPITAL CORP.
(A Development Stage Company)
NOTES TO THE INTERIM FINANCIAL STATEMENTS
October 31, 2006
(Stated in Canadian Dollars)
(Unaudited)

Note 1	Interim Reporting

While the information presented in the accompanying interim financial statements is unaudited, it includes all adjustments which are, in the opinion of management, necessary to present fairly the financial position, results of operations and cash flows for the interim periods presented. These interim financial statements follow the same accounting policies and methods of their application as the April 30, 2006 annual financial statements. It is suggested that these interim financial statements be read in conjunction with the Company’s April 30, 2006 annual financial statements.

Note 2	Nature and Continuation of Operations

The Company is in the development stage and during the year ended April 30, 2005, entered into a distributor agreement with Cyberhand Technologies Inc. (“Cyberhand”) to acquire the right to market, sell and distribute in Canada the full product line of Cyberhand.

These financial statements have been prepared on a going concern basis. The Company has a working capital deficiency of $196,541, has yet to achieve profitable operations and has accumulated a deficit of $562,633 since inception. Its ability to continue as a going concern is dependent upon the ability of the Company to generate profitable operations in the future and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due. The outcome of these matters cannot be predicted with any certainty at this time and raise substantial doubt that the Company will be able to continue as a going concern. These financial statements do not include any adjustments to the amounts and classification of assets and liabilities that may be necessary should the Company be unable to continue as a going concern. The Company anticipates that additional funding will be in the form of equity financing from the sale of common shares. The Company may also seek to obtain short- term loans from the directors of the Company. Subsequent to October 31, 2006, the Company has completed a private placement for US$2,350,000 (Note 7).

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

The Company was incorporated under the Company Act of the Province of British Columbia on February 8, 2000.

Brockton Capital Corp.
(A Development Stage Company)
Notes to the Interim Financial Statement
October 31, 2006
(Stated in Canadian Dollars)
(Unaudited) – Page 2

Note 3	Rights

By a distributor agreement dated July 5, 2004, the Company acquired the non-exclusive right to market, sell and distribute in Canada the full product line of Cyberhand Technologies Inc. (“Cyberhand”). Consideration paid was the assignment of the principal and accrued interest of $123,610 due from Cyberhand on promissory notes receivable. During the year ended April 30, 2006, the Company wrote down the rights to its carrying value of $10,000. Under the terms of the agreement and amendment dated July 5, 2006, the Company agreed to purchase a minimum of 15,000 units on or before July 5, 2007, and upon completion of this minimum order, to purchase 50,000 units per month or forfeit its rights acquired under the July 5, 2004 agreement. As required by the agreement, the Company purchased an initial stocking order of 200 units at a cost of $10,735, which was written down to its net realizable value of $4,735 during the year ended April 30, 2005 and to $1 during the year ended April 30, 2006.

Note 4	Notes Payable – Note 6

The notes payable are due on demand, bear interest at 10% per annum and are unsecured.

Note 5	Share Capital – Note 7

a)	Authorized:

Unlimited common shares without par value 100,000,000 preferred shares without par value

b)	Commitments:

Stock-based Compensation Plan

The Company has granted directors and officers’ common share purchase options. Options are granted with an exercise price equal to the market price of the Company’s stock on the date of the grant, however, the Company was not publicly listed at the date of the grant and the options were priced equal to the offering price on the Company’s Initial Public Offering. Unless otherwise stated, share purchase options vest when granted. Details of stock options for the six months ended October 31, 2006 and 2005 are as follows:

Brockton Capital Corp.
(A Development Stage Company)
Notes to the Interim Financial Statement
October 31, 2006
(Stated in Canadian Dollars)
(Unaudited) – Page 3

Note 5	Share Capital – Note 7 – (cont’d)

b)	Commitments: – (cont’d)

Stock-based Compensation Plan – (cont’d)

	Six months ended October 31,
	2006		2005
		Weighted		Weighted
		Average		Average
	Number of	Exercise	Number of	Exercise
	Shares	Price	Shares	Price

Options outstanding and exercisable	302,500	$0.15	302,500	$0.15
at beginning of period
Expired	(302,500)	$0.15	-	-

Balance at end of period	-	-	302,500	$0.15

c)	Share Subdivision

On October 20, 2006, the Company received approval from the shareholders of the Company to a subdivision of its issued common shares on an up to 3 for 1 basis. This subdivision is subject to the discretion of the directors of the Company.

Note 6	Related Party Transactions

The Company incurred the following expenses charged by a partnership controlled by two directors of the Company:

	Six months ended
	October 31,
	2006	2005

Accounting fees	$6,500	$6,392
Equipment rental	3,000	3,000
Office supplies	1,500	1,500
Rent	4,500	4,500

	$15,500	$15,392

These expenditures were measured by the exchange amount, which is the amount agreed upon by the transacting parties.

Brockton Capital Corp.
(A Development Stage Company)
Notes to the Interim Financial Statement
October 31, 2006
(Stated in Canadian Dollars)
(Unaudited) – Page 4

Note 6	Related Party Transactions – (cont’d)

At October 31, 2006, accounts payable and accrued liabilities include $48,545 (April 30, 2006: $26,732) owing to a partnership controlled by two directors of the Company.

At October 31, 2006, notes payable included $16,500 (April 30, 2006: $16,500) owing to directors of the Company and a company controlled by a director of the Company.

Note 7	Subsequent Event

Subsequent to October 31, 2006 the Company completed a private placement of 23,500,000 common shares at $0.10 per common share. This financing has been arranged to provide the company with working capital to sustain its current operations and to evaluate and pursue new business opportunities.

ITEM 19.           Exhibits

Exhibits required by Item 601 of Regulation S-B

Exhibit	Description
Number

(3)	(i) Articles of Incorporation; and (ii) By-laws

3.1	Certificate of Incorporation (incorporated by reference from our on Form 6-K, filed on March 6, 2006)

3.2	Notice of Articles (incorporated by reference from our on Form 6-K, filed on March 6, 2006)

3.3	Transition Application (incorporated by reference from our on Form 6-K, filed on March 6, 2006)

3.4	Articles (incorporated by reference from our on Form 6-K, filed on March 6, 2006)

3.5*	Notice of Articles

3.6*	Certificate of Name Change

3.7*	Articles

(4)	Instruments defining rights of security holders, including indentures

4.1	Stock Option Plan (incorporated by reference from our on Form 6-K, filed on March 6, 2006)

(10)	Material Contracts

10.1*	Employment Agreement dated December 15, 2006 with R. William Thornton

10.2*	Form of Subscription Agreement entered into with the following individuals:

Firebird Global Master Fund II, Ltd.	Brian Chatfield	John S. Brock
Firebird Global Master Fund, Ltd.	Maureen Chatfield	Timothy Brock
F.T.S. Worldwide Corporation	Reinhard Behrend	West Peak Ventures of Canada
Pinetree Resource Partnership	Primary Ventures Corporation	Limited
MB Picks Capital Corp.	Monita Faris	The MacLachlan Investments
Treshnish Investment, Inc.	Dean Duke	Corporation
Bob Faris	Julie Catling	R. William Thornton
Bill Brandes	Michael Meyers	D.R.R. Capital Corp.
Steve McGuire	Bolder Opportunities II L.P.	Donald C. Cameron Consulting
Tarbo Resources Ltd.	John Gordon Murphy	Ltd.
Woodburn Holdings Ltd.	William Timmins	Nanami Assets Limited
Dave Goodman & Jane Goodman	1091096 Ontario Inc.	1218716 Alberta Ltd.
Mike Parker	PowerOne Capital Markets Limited	Andrew Cameron
Peter K. Spencer

10.3*	Form of Subscription Agreement entered into with the following individuals:

Murdock Capital Partners Corp. Murdock Opportunity Fund Jay S. Kennedy George T. Stapleton II Michael Berry

10.4*	Letter of Intent dated December 20, 2006 with Deerfield Energy LLC

10.5*	Assumption and Loan Conversion Agreement dated December 20, 2006 with Agosto Corporation and Deerfield Energy LLC

10.6*	First Supplemental Agreement to Assumption and Loan Conversion Agreement dated December 20, 2006 with Agosto Corporation and Deerfield Energy LLC

10.7*	Letter of Intent dated December 20, 2006 with Trinity Sands Energy LLC

10.8*	Assumption and Loan Conversion Agreement dated December 20, 2006 with Agosto Corporation Ltd. and Trinity Sands Energy LLC

10.9*	First Supplemental Agreement to Assumption and Loan Conversion Agreement dated December 20, 2006 with Agosto Corporation and Trinity Sands Energy LLC

10.10*	Form of Warrant Issuance Agreement dated December 20, 2006 entered into with:

Gladrock Energy LLC
Endurance Consulting
1187016 Alberta Ltd.

10.11*	Form of Debt Settlement and Subscription Agreement dated December 21, 2006 entered into with:

Karkrash Holdings Ltd.
Carob Management Ltd.,
Brian Hanson
Roy Brown
Amisano Hanson

10.12*	Form of Subscription Agreement entered into with the following individuals:

RSJN Holdings Ltd.	Michael Geleta	Kim Gulevich
Brent Rolufs	Hector L. Demers	633430 Alberta Ltd.
Ethel Holmberg	Robert Douglas Gerbrandt	Darren Dzikowski
Douglas R. Anthony	Andiamo (Thunder Bay) Inc.	Frank Quinby
Terence Schorn	Kosta Tsoutsis	GKM Holdings Ltd.
James S. Unterschultz	Aeron T. Evans	John B. Ross
Marcel Brichon	Pinetree Resource Partnership	Ginette Maguire
HBK Resources Ltd.	Robert STeinborn	Richard J. Sorensen
Pacific West Ventures Inc.	Tom Rupprecht	Sandra Rupprecht
Laurie Anne Thornton	Steve Palmer	Gordon Elliott
Ian Downs	Sanjay Maharaj	Lawrence I. Hamm
Hilde Clovechok	Craig A. Mills	Donna G. Mills
Howard P. Prumer	Anne V. Pruner	Brian J. Evans
Rayna Lynnette Elsdon	Fairview Capital (1978) Ltd.	Dale Loewen
Dean Duke	Julie Catling	Diane Winstanley
Myron Braun	Kalayra B. Angelyys	Ping Pong Toth
Shaun Kelbert	Suzanne Liptak	Bill Brandes
Michael and Cindy Mallett	George Kokonis	Tamara Ross
Shane Koh	Christine Sealock	MP Pics Capital Corp.
Fundarica Investments	Channing Investments Corp.	Richard A. Brook
Dr. Valerie Kuehne and John	Gary Danylchuk	Brian C. McIntosh
Kuehne	Brock Helm	Karen Gable
Larry Thompson	624659 Alberta Ltd.	Jerry Chrzaszcz
Michael Geleta	Thomas Martin Christopher	Donald Rickard
Doug Ramsey	Garry Fizzell	Randy L. Oswald
Terrence G. Dingwell	Mike McCaffrey	Carole MacLeod
Barry Parsons	Hector L. Demers	Tyler Romanchuk
Cory Pichota	Gianni Sgambaro	Danny Dion

Ryan Larsh	B.R. (Ron) Voogel	Taras Pysyk
Monica McGrandle	0750412 B.C. Ltd.	Michael McBride
Graham Dallimore	Randall Pow	Eat-Me Foods Ltd.
Michael Laidlaw	Dave Van Dyke	Carrie Louise Clark
In-Sook Leigh	George Hatch	James G. Taylor
Camille Hodge	Mark and Birgitta Redcliffe	Anita Datt
Ramona Vorberg	Terrance Sigmund	Faten Ardakani
Chris Vorberg	Fraser Hindson	Sandra E. Fopma
Nick Reeves	Rolf Tevely	Shane Meyers
PowerOne Capital Markets Limited	Minaz Devji	1091096 Ontario Inc.
Mary K. Hill	Michael McMath	Franco Tormene
Arnold and Tricia Hughes	563298 B.C. Ltd.	Karkrash Holdings Ltd.
Greg Burnett	David Berg	Jimmy S.H. Lee
Bruce Durnie	Dossche Bart	Cnudde Davy
Tiger Capital Corp.	Firebird Global Master Fund II, Ltd.	Manfid SA
Firebird Global Master Fund, Ltd.	F.T.S. Worldwide Corporation	Ironshore Trust
Treshnish Investment, Inc.	Stacy Broadoway	Marrandino Holdings Inc.
Doug Casey	Leslie Friesen, David Friesen

10.13*	Form of Subscription Agreement entered into with the following individuals:

James L. and Ann C. Donnelly
John Herby
James P. Geiskoph
Al O’Hara
Kurt R. Gainer
Murray Vernon
Kenneth John Greenlaw

10.14*	Form of Subscription Agreement entered into with the following individuals:

Byron Cook	Ethel Holmberg	Frank Quinby
Agosto Velenosi	Ping Pong Toth and Zoltan Toth	Shaun Kelbert
Craig Lytle	Ron Child	Pentor Capital Corp
Barrie Einarson	Kenneth Jabs	Firebird Global Master Fund II,
Pinetree Resource Partnership	0753829 BC Ltd.	Ltd
R. Douglas Gerbrandt	Cullen Kuzio	George Kokonis
633430 Alberta Ltd.	Hazel Reid	Brock Helm
Deryl Williams	Dossche Bart	Kenneth Santa
Cnudde Martin	Cnudde Davy	Vanderstraeten Luc
2034512 Ontario Inc.	Iatima M da Rosa	2034511 Ontario Inc.
Julia Della Maestra	Thomas Della Maestra	Jeffery Berliner
Anne Fairfull	David Pinkus	Gary Elman
Nassrin Kabiri	Allen Koffman	Tom James
Tony Baldassarre	Vivien Roe-Perry	Douglas Mukley
Aaron Shier	Cindy G. White	Rosenbloom Medicine Professional
558859 BC Ltd.	Vital Beliveau	Corporation
Radcliff Foundation	Bateman and Company Ltd.	International Capital
Marcel Brichon	Aeron T. Evans	Dianna L Bull
Pauline Wong	Sturgeon Holdings Corp	Kriston Sehn
Chang Wan Stephan Woo	Patrick Whibley	Brent Rolufs
1004387 Alberta Ltd	Eric Negraeff	Donald Rickard
Nathan Isbister	Garry Fizzell	Lawrence Chernoff
Ron Carole MacLeod	Jack Cross Roberta Cross	Mike McCaffrey
Christian Yoingco	Bruce Hudson	Hector Demers
Larry Krawchuck	Rupprecht Family Trust	DKR Saturn Event Driven
Hudson Family Trust	Joe Schaab	Holdings Fund Ltd.
Douglas Kurek	Shelley Sorensen	Myron Braun
Sukhbir Mann	George A. Brown	Deborah Schaab
Lawrence I Hamm	6249659 Alberta Ltd.	Andrew Thornton
Lorl Anne Jensen	Morton Elman	Vertex One Asset Mgmt Inc.

Peter Cozzi	Antonietta Gatto	Gerry Feldman
FX Inc.	Warran Manis	Marty Herson
Incorporated International Capital	Blayne Johnson	Les Tanzer
Quarry Capital Corporation	Dr. Savvas Nicolaou Inc	Gary Danylchuk
Stefaniya Danylchuk	Vivki Koh	Yong-Jong Kim
578159 BC Ltd.	Jin-Ho Chang	Teak-ky Min
Waltraud Wilson	Shirley Lee	Medallion Capital Corp.
Roland M. Labuan	Denis Wilson	Denis Cooke Enterprises
Craig A. Mills	Edward Thornton	Robert Steinborn
Peter Holt	Donna Mills	Steve Mantel
6287 Holdings Inc.	Bernard Oegema	James Wagner
Scott & Heather Kyllo	Dale Johnson	Roberto Sgambaro
Tom Matthes	Trevor Perepolkin	In-Sook Leigh
Ron McDougall & Val McDougall	Susan Hamilton	Dan Cuerrier & sandra Cuerrier
Terry T. Jarton	Barry Reed	Brian Chambers
Lloyd Michaels	Juan-Pablo Santini	Paloduro Inv. Inc.
Fenyo Sandro	Ron Perry	John Flynn
PowerOne Capital	David Mills	France Couture
Shane Meyers	Miranda Bradley	Renita Narayan
Fundarica Investments	Channing Investments	Bolder Opportunities
Doug Simpson	Carley J Cole	Harvey W. Cole
Jonathan Lim Keng Hock	Setsiskas	Lee Berstein
Tim Sorensen	Alex Rothwell	Harry Pokrandt
Brenda Howard	Kevin Gould	Michael Nininger
Diane Michaels	Suzanne Liptak	John Frome
Colleen Mulligan	Eymann Investments Corp	Chris Gray
Maureen Gustufson	Joseph Gustafson	Gill J Vincent
Joseph Pau l McDonald	Ron Johnston	Merlin Peterson
RSJN Holdings Ltd.	Craig Bessie	Sunita Prasad
Gordon MacGregor	Sanjay Chand Maharaj	Ian Downs
Grant Scott	George Charles Durham	Timothy Turyk

Radsport Holdings Inc	Charles Lyall	David Akselson
Greg Ledding	William Gordica	Dean Claridge
Robert Lim	Bill Brandis	Sam Magid
Dean Mockney	Ilja Troitscanski	Randy Johnson
Overdrive Enterprises Ltd.	Caulfield Trust	KR Lockett
Monarch Capital Fund Ltd	James Lockett Family Trust	Rick Zeinot
Anatoly Langer	Asset Management Limited	Kelly Shibata
Ron Rubuliak	John McGoldrick	Victor Dario
Half Moon Foundation	Steve Krystofiak	Larry Thompson
Goma Foundation	Doug Casey	Carmen Martin
Todd Sharum	Paul Hickey	Dale Lowen
Frazer Loney	Adam Vary	Aly Mawji
Tango Corp Inc	Gillian Branson	Scott Calderwood
Scott Wilson	Gordon MacGregor Elliot	Shelly Shaw
Larry Sostad	Randy Chan	Bill Griffis
Jim Slipp	Bank Sal.oppenheim Jr. & Cie Zurich	James Treliving Holdings
Trout Exploration & Mining Ltd		Bradner

10.15*	Form of Subscription Agreement entered into with the following individuals:

John Herby	Hugo Liberti	Terrence J. Hankerson
Murray Vernon	John Philip Mappin	Paul Yezzi
Ken Danylchuck	Veron F. Ross	Barbara Yeomans
Monika Campbell	Ted & Kim Williams	Kenneth & Stephanie Alton
Gerard Gloisten	Charles B Simmons Jr.	Ronald Eisenberg
Kurt Gainer	Robert Holtzclaw & Darlene .	David Sparks
David Batchelor	Holtzclaw	CMS Capital
Gerald Dasbach	KJV Investment Family Limited	Will Harris
John Krolick	Partnership	Ken Greenlaw
Scott McNitt	James Geiskopf	Peter M Halloran

Gary Olsen	Wei-Tek Tsai / Enyan Deng	Roy Holdings LLC
Tradewinds Fund Ltd.	Robert Rushing	Al Ohara
William Lee Buse	Cushing MLP Opportunity	Thomas D. Willis II
Little Wing LP

10.16*	Asset Purchase Agreement dated March 26, 2007 with Deerfield Energy Kansas Corp. and Megawest Energy (USA) Corp.

(21)	Subsidiaries

21.1	List of Subsidiaries

REMAINDER OF PAGE INTENTIONALLY LEFT BLANK
SIGNATURE PAGE TO FOLLOW

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MEGAWEST ENERGY CORP.

Per: /s/ George T. Stapleton, II

George T. Stapleton, II
Chief Executive Officer, President and Director
(Principal Executive Officer)

Dated: March 30, 2007