Form 20-F
period 2007-04-30
MEGAWEST ENERGY CORP.
filed 2007-08-10
CIK 1172298

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 (b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended April 30, 2007

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

There were 72,436,050 common shares, without par value, issued and outstanding as of April 30, 2007, excluding 4,750,000 shares issued and held in trust pursuant to an escrow agreement.

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

[   ] Item 17   [X] Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

[   ] YES   [X] NO

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

As used in this annual report, the terms "we", "us", "our" and "company" mean MegaWest Energy Corp. and "MegaWest USA" means our directly-owned subsidiary MegaWest Energy (USA) Corp., unless otherwise indicated and all references to "common shares" refer to common shares, without par value, in our capital stock.

Unless otherwise indicated, all dollar amounts referred to herein are in Canadian dollars.

ITEM 1.                IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.                OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.                KEY INFORMATION

A.        Selected Financial Data

The following table summarizes selected financial data for our company prepared in accordance with Canadian generally accepted accounting principles (GAAP) for the five fiscal years ended April 30, 2007. Additional information is presented to show the differences which would result from the application of United States GAAP to our financial information. The data set out below for the five year period ended April 30, 2007 is derived from our audited financial statements which were examined by our principal accountant. The data should be read in conjunction with our audited financial statements and related notes included in this annual report and with the information appearing under the heading "Item 5 – Operating and Financial Review and Prospects" below. The data is presented in Canadian dollars.

Selected Financial Data (Stated in Canadian Dollars - Calculated in accordance with Canadian GAAP)
	Year Ended April 30 (Audited)
	2007	2006(1)	2005(1)	2004(1)	2003(1)
Net Sales or Operating Revenues	$-	$-	$-	$-	$-
Net Income (Loss) (2)	($6,893,052)	($222,945)	($61,031)	($143,489)	($45,773)

Selected Financial Data (Stated in Canadian Dollars - Calculated in accordance with Canadian GAAP)
	Year Ended April 30 (Audited)
	2007	2006(1)	2005(1)	2004(1)	2003(1)
Net Income (Loss) from Operations per Common Share	($0.31)	($0.04)	($0.01)	($0.05)	($0.03)
Net Income (Loss) per Common Share	($0.31)	($0.04)	($0.01)	($0.08)	($0.02)
Total Assets	$52,532,847	$31,440	$137,113	$176,549	$313,924
Net Assets (Deficiency in Assets) (2)	$48,148,521	($129,422)	$93,523	$150,054	$293,543
Capital Stock(3)	$66,955,725	$376,092	$376,092	$371,592	$371,592
Number of Common Shares (4)	72,436,050	6,337,500	6,337,500	1,837,500	1,837,500
Dividends per Common Share	$-	$-	$-	$-	$-
Weighted Average Number of Common Shares	22,102,129	6,337,500	5,018,322	1,837,500	1,837,500
Working Capital	$28,152,901	($139,422)	($30,087)	$150,054	$256,095
Long-Term Debt(5)	$3,082,686	$-	$-	$-	$-

Notes:
(1)	April 30, 2006 through 2003 results have been restated to conform with April 30, 2007 presentation.
(2)

Cumulative net loss and deficit since incorporation through April 30, 2007 was $7,398,566 and $18,807,204, respectively. The difference between the accumulated deficit and losses is a $11,408,638 adjustment related to related party acquisitions.

(3)	Capital stock includes share capital, warrants, contributed surplus and equity portions of convertible promissory notes and exchange shares.
(4)

Number of common shares excludes 4,750,000 common shares issued and held in trust pursuant to an escrow agreement and 9,500,000 shares potentially issuable on the conversion of 95,000 MegaWest USA exchange shares (see "Item 4.A – History and Development of MegaWest Energy Corp." below).

(5)	Long-term debt includes convertible promissory notes, exchange shares and asset retirement obligations.

Reconciliation to United States Generally Accepted Accounting Principles

Canadian GAAP conforms in all material respects with United States GAAP except for certain matters as described in Note 19 to our consolidated financial statements for the year ended April 30, 2007. The differences between Canadian GAAP and U.S. GAAP, which affect our financial statements for the year ended April 30, 2007, are as follows:

  adjust marketable securities to fair value at April 30, 2007;

  increase amount recorded for oil and gas net assets acquired and related consideration given;

  classify convertible promissory notes as a liability and adjust accretion expense;

  adjust stock-based compensation expense for stock options and warrants; and

  adjust the amount recorded for the conversion feature of warrants on private placements.

Had we followed U.S. GAAP, certain selected financial information reported above, would have been reported in as follows (stated in Canadian dollars):

Selected Financial Data (Stated in Canadian Dollars - Calculated in accordance with U.S. GAAP)
	Year Ended April 30 (Audited)
	2007	2006	2005	2004	2003
Net Income (Loss)	($18,112,762)	($222,945)	($61,031)	($143,489)	($45,773)
Net Income (Loss) per Common Share	($0.81)	($0.04)	($0.01)	($0.08)	($0.02)
Total Assets	$74,594,937	$31,440	$137,113	$176,549	$313,924
Net Assets (Deficiency in Assets)	$70,210,611	($129,422)	$93,523	$150,054	$293,543
Capital Stock	$111,802,667	$376,092	$376,092	$371,592	$371,592
Long-Term Debt	$3,174,557	$-	$-	$-	$-

The financial statements as at and for the four years ending April 30, 2006 conform in all material respects to U.S. GAAP.

Disclosure of Exchange Rate History

The following table sets out average exchange rates, based on the noon buying rates in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York for the conversion of Canadian dollars into United States dollars in effect on the last date of each month during the period, for the following periods:

	Year Ended April 30
	2007	2006	2005	2004	2003
Average for period	$0.8789	$0.8423	$0.7873	$0.7444	$0.6495

The following table sets out the high and low exchange rates, based on the above-mentioned noon buying rate in New York City for the conversion of Canadian dollars into United States dollars, for the following periods:

	High	Low
August 1 to August 8, 2007	$0.9527	$0.9465
July 2007	$0.9669	$0.9344
June 2007	$0.9453	$0.9322
May 2007	$0.9345	$0.9019
April 2007	$0.9035	$0.8633
March 2007	$0.8673	$0.8467
February 2007	$0.8631	$0.8437
January 2007	$0.8586	$0.8457

On August 8, 2007, the above-mentioned noon buying rate in New York City for the conversion of Canadian dollars into United States dollars was $0.9527 per Canadian dollar.

B.        Capitalization and Indebtedness

Not applicable.

C.        Reasons for the Offer and Use of Proceeds

Not applicable.

D.        Risk Factors

Much of the information contained in this annual report includes or is based upon estimates, projections or other "forward looking statements". Such forward looking statements include any projections or estimates made by our company and our management in connection with our business operations. While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggested herein.

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

The common shares of our company are considered speculative. You should carefully consider the following risks and uncertainties in addition to other information in this annual report in evaluating our company and our business before purchasing our common shares. Our business, operating or financial condition could be harmed due to any of the following risks.

Risks Relating to our Financial Condition

We have yet to attain profitable operations and because we will need additional financing to fund our exploration activities, there is substantial doubt about our ability to continue as a going concern.

Our company has a limited operating history and as of the date of this annual report is considered to be in the development stage. Our prospects must be considered in light of the risks, uncertainties, expenses and difficulties frequently encountered by companies seeking to acquire or establish new business opportunities. To date, we have identified and acquired interests in four oil and gas properties, but there can be no assurances that we will develop such properties or be able to identify, secure and complete further suitable acquisitions in the future.

The success of our company is also significantly dependent on a successful drilling, completion and production program. Our company's operations will be subject to all the risks inherent in the establishment of a developing enterprise and the uncertainties arising from the absence of a significant operating history. No assurance can be given that we may be able to operate on a profitable basis. We are in the development stage and potential investors should be aware of the difficulties normally encountered by enterprises in the development stage. There can be no assurance that our business plan will prove successful, and no assurance that we may be able to operate profitably, if at all.

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

It is unlikely that we will generate significant revenues while we seek to complete our drilling, completion and production program and seek additional suitable business opportunities. Our short and long-term prospects depend upon the success of our drilling, completion and production program and our ability to select and secure suitable business opportunities. In order for our company to generate revenues, we will incur substantial expenses in the location, acquisition and development of commercially viable reserves of oil and gas. All of our projects are in the exploration stage only and are without proved reserves of oil and gas. Accordingly, we have not generated significant revenues nor have we realized a profit from our operations to date and there is little likelihood that we will generate any revenues or realize any profits in the short term. Any profitability in the future from our business will be dependent upon locating and developing economic reserves of oil and gas, which itself is subject to numerous risk factors as set out herein. Since we have not generated significant revenues, we may have to raise additional monies through the sale of our equity securities, debt and/or joint venture farmouts in order to continue our business operations and develop our projects, if determined to be commercial.

We therefore expect to incur significant losses for the foreseeable future. We recognize that if we are unable to generate significant revenues from our business activities, our entire business may fail, and we can provide no assurance to investors that we will generate any operating revenues or achieve profitable operations.

We will require additional financing to continue as a going concern.

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

We have not generated significant revenues and our ability to generate revenues is uncertain.

In the past, we have incurred substantial net losses. For the fiscal year ended April 30, 2007, we incurred a net loss of $6,893,052. We also had an accumulated deficit of $18,807,204 as at April 30, 2007. At this time, our ability to generate significant revenues is uncertain. Although we believe that we have sufficient funds to finance our operating costs for the next twelve months, we may require additional funds to finance the acquisition of suitable additional business opportunities or to complete business combinations. We do not expect to generate any significant revenues for the foreseeable future. Accordingly, we may require additional funds, either from equity, debt financing and/or joint venture farmouts. Obtaining additional financing is subject to a number of factors, including investor acceptance of any business we may acquire or combine with in the future and general investor sentiment. Financing, therefore, may not be available on acceptable terms, if at all. The most likely source of future funds presently available to us is through the sale of equity capital. Any sale of share capital, however, will result in the dilution of existing shareholders. If we are unable to raise additional funds when required, we may be forced to delay our plan of operation and our entire business may fail.

Risks Relating to Oil and Gas Operations

Competition in the oil and gas industry is highly competitive and there is no assurance that we will be successful in acquiring further leases.

The oil and gas industry is intensely competitive. We compete with numerous individuals and companies, including many major oil and gas companies, which have substantially greater technical, financial and operational resources and staff for suitable business opportunities, desirable oil and gas properties for drilling operations, drilling equipment and funds. There can be no assurance that the necessary funds can be raised or that any projected work will be completed.

As our Chetopa, Deerfield, Kentucky Reserves and Trinity Sands projects are in the exploration stage, there can be no assurance that we will establish commercial discoveries on these projects.

Exploration for economic reserves of oil and gas is subject to a number of risk factors. Few of the prospects that are explored are ultimately developed into producing oil and/or gas wells. Our Chetopa project in Kansas, Deerfield project in Missouri, Kentucky Reserves project in Kentucky and Trinity Sands project in Texas are all in the exploration stage only and are without proved reserves of oil and gas. There can be no assurance that we will establish commercial discoveries on any of our projects.

The potential profitability of oil and gas ventures depends upon factors beyond the control of our company, any of which may have a material adverse effect on our company.

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

Oil and gas operations in the United States and Canada are subject to federal, state and provincial laws and regulations relating to the protection of the environment, including, but not limited to, laws regulating removal of natural resources from the ground and the discharge/release of materials into the environment. Oil and gas operations in United States and Canada are also subject to federal, state and provincial laws and regulations which seek to maintain health and safety standards by regulating the design and use of drilling methods and equipment. Various permits from government bodies are required for drilling operations to be conducted; no assurance can be given that such permits will be received. No assurance can be given that environmental standards imposed by federal, state and provincial authorities will not be changed or that any such changes would not have material adverse effects on our activities. Moreover, compliance with such laws may cause substantial delays or require capital outlays in excess of those anticipated, thus causing an adverse effect on us. Additionally, we may be subject to liability for pollution or other environmental damages which we may elect not to insure against due to prohibitive premium costs and other reasons. Our current and anticipated exploration and drilling activities are subject to the aforementioned environment regulations. When and if we establish reserves or enter into production, we will become subject to additional regulations which do not currently pertain to us or affect our current operations.

Specifically, we are subject to legislation regarding releases into the environment, water discharges and storage and disposition of hazardous wastes. In addition, legislation has been enacted which requires well and facility sites to be abandoned and reclaimed to the satisfaction of federal, state and provincial authorities. However, such laws and regulations are frequently changed and we are unable to predict the ultimate cost of compliance. Generally, environmental requirements do not appear to affect us any differently or to any greater or lesser extent than other companies in the industry.

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

Risks Relating to our Common Shares

Our common shares are not liquid and shareholders may be unable to sell their shares.

Our common shares are currently quoted on the Over-the-Counter Bulletin Board (OTC Bulletin Board) and are thinly traded. In the past, our trading price has fluctuated widely, depending on many factors that may have little to do with our operations or business prospects. There is currently a limited market for our common shares and we can provide no assurance to investors that a liquid market will develop. If a market for our common shares does not develop, our shareholders may not be able to resell the shares of our common shares that they have purchased and they may lose all of their investment. Public announcements regarding our company, changes in government regulations, conditions in our market segment and changes in earnings estimates by analysts may cause the price of our common shares to fluctuate substantially. In addition, the OTC Bulletin Board is not an exchange and, because trading of securities on the OTC Bulletin Board is often more sporadic than the trading of securities listed on a national exchange, our shareholders may have difficulty reselling their shares.

Securities class-action litigation has often been instituted following periods of volatility in the market price of a company's securities. Such litigation, if instituted against our company, could result in substantial costs for our company and a diversion of management's attention and resources.

If we complete further business opportunities or combinations, we will likely be required to issue a substantial number of common shares which would dilute the shareholdings of our current shareholders and result in a change of control of our company.

We may acquire additional oil and gas property interests in the future and will likely have to issue common shares to acquire such interests. Issuing previously unissued common shares will reduce the percentage of common shares owned by our existing shareholders and may result in a change in the control of our company and our management.

Shareholders' interests in our company will be diluted and investors may suffer dilution in their net book value per share if we issue additional shares or raise funds through the sale of equity securities.

Our constating documents authorize the issuance of an unlimited number of common shares, without par value, and 100,000,000 preferred shares, without par value. In the event that we are required to issue additional shares or enter into private placements to raise financing through the sale of equity securities, the interests of existing shareholders in our company will be diluted and existing shareholders may suffer dilution in their net book value per share depending on the price at which such securities are sold. If we do issue additional shares, it will cause a reduction in the proportionate ownership and voting power of all existing shareholders.

Principal shareholders, senior management and directors have significant influence regarding share ownership. This concentration could lead to conflicts of interest and difficulties for non-insider investors effecting corporate changes, and could adversely affect our company's share price.

As of August 8, 2007, our senior management, directors and greater than five percent (>5%) shareholders (and their affiliates), acting together, held approximately 21 percent of the issued and outstanding shares of our company, on a diluted basis, and have the ability to influence all matters submitted to our company's shareholders for approval (including the election and removal of directors and any merger, consolidation or sale of all or substantially all of our company's assets) and to control our company's management and affairs. Accordingly, this concentration of ownership may have the effect of delaying, deferring or preventing a change in control of our company, impeding a merger, consolidation, takeover or other business combination involving our company or discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of our company, which in turn could have a material adverse effect on the market price of our shares.

Employee, director and consultant stock options and warrants could lead to greater concentration of share ownership among insiders and could lead to dilution of share ownership which could lead to depressed share prices.

Because the success of our company is highly dependent upon our respective employees, our company has granted to some or all of our key employees, directors and consultants stock options to purchase common shares as non-cash incentives. To the extent that significant numbers of such stock options may be granted and exercised, the interests of the other shareholders of our company may be diluted causing possible loss of investment value.

We have never declared or paid cash dividends on our common shares and do not anticipate doing so in the foreseeable future.

There can be no assurance that our board of directors will ever declare cash dividends, which action is exclusively within our discretion. Shareholders cannot expect to receive a dividend on our common shares in the foreseeable future, if at all.

Trading of our shares may be restricted by the Securities and Exchange Commission (SEC)'s "Penny Stock" regulations which may limit a shareholder's ability to buy and sell our shares.

The SEC has adopted regulations which generally define "penny stock" to be any equity security that has a market price (as defined) less than US$5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions. Our securities are covered by the penny stock rules, which impose additional sales practice requirements on broker-dealers who sell to persons other than established customers and "accredited investors". The term "accredited investor" refers generally to institutions with assets in excess of US$5,000,000 or individuals with a net worth in excess of US$1,000,000 or annual income exceeding US$200,000 or US$300,000 jointly with their spouse. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document in a form prepared by the SEC which provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer's account. The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer's confirmation. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from these rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the share that is subject to these penny stock rules. Consequently, these penny stock rules may affect the ability of broker-dealers to trade our securities. We believe that the penny stock rules discourage investor interest in and limit the marketability of our common shares.

The National Association of Securities Dealer (NASD) has adopted sales practice requirements which may limit a shareholder's ability to buy and sell our shares.

In addition to the "penny stock" rules described above, the NASD has adopted rules that require that in recommending an investment to a customer, a broker-dealer must have reasonable grounds for believing that the investment is suitable for that customer. Prior to recommending speculative low priced securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer's financial status, tax status, investment objectives and other information. Under interpretations of these rules, the NASD believes that there is a high probability that speculative low priced securities will not be suitable for at least some customers. The NASD requirements make it more difficult for broker-dealers to recommend that their customers buy our common shares, which may limit your ability to buy and sell our shares and have an adverse effect on the market for our shares.

Risks Relating to our Management

Our articles contain provisions indemnifying our officers and directors against all costs, charges and expenses incurred by them.

Our articles contain provisions that state, subject to applicable law, we must indemnify every director or officer of our company, subject to the limitations of the Business Corporations Act (British Columbia), against all losses or liabilities that our company's directors or officers may sustain or incur in the execution of their duties. Our company's articles further state that no director or officer will be liable for any loss, damage or misfortune that may happen to, or be incurred by our company in the execution of his duties if he acted honestly and in good faith with a view to the best interests of our company. Such limitations on liability may reduce the likelihood of litigation against our company's officers and directors and may discourage or deter our shareholders from suing our company's officers and directors based upon breaches of their duties to our company, though such an action, if successful, might otherwise benefit our company and our shareholders.

As a majority of our directors and officers are residents of countries other than the United States, investors may find it difficult to enforce, within the United States, any judgments obtained against our company or our directors and officers.

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

Key management employees may fail to properly carry out their duties or may leave, which could negatively impact our corporate operations and/or our share price.

Our company's financial condition and the success of our oil and gas operations is dependent on our ability to hire and retain highly skilled and qualified personnel, including George T. Stapleton, II, R. William Thornton and George Orr. We face competition for qualified personnel from numerous industry sources, and there can be no assurance that we will be able to attract and retain qualified personnel on acceptable terms. The loss of service of any of our key personnel could have a material adverse effect on our operations and/or financial condition, which may negatively impact our share price. We do not have key-man insurance on any of our employees and with the exception of three senior officers, R. William Thornton, George T. Stapleton, II and George Orr, we do not have written employment agreements with any of our key personnel.

ITEM 4.                INFORMATION ON MEGAWEST ENERGY CORP.

A.        History and Development of MegaWest Energy Corp.

We are a corporation organized under the laws of the Province of British Columbia, Canada. We were originally incorporated under the Company Act (British Columbia) on February 8, 2000 under the name "Brockton Capital Corp.". On March 29, 2004, the Business Corporations Act (British Columbia) came into effect, replacing the Company Act. As required by the Business Corporations Act, our company was "transitioned" under the Business Corporations Act, effective June 30, 2005. At a special general meeting of our shareholders on February 19, 2007, our shareholders authorized our directors to remove the pre-existing company provisions applicable to our company pursuant to the Business Corporations Act and to adopt new articles for our company. Our name was changed from "Brockton Capital Corp." to "MegaWest Energy Corp." on February 27, 2007.

Our corporate offices are located at Suite 1000, 815 – 8th Avenue S.W., Calgary Alberta, Canada T2P 3P2. Our telephone number is (403) 984-6342 and our facsimile number is (403) 984-6343.

Our company was originally engaged in the consumer electronics market. However, due to our inability to generate revenues from our existing line of business, subsequent to our fiscal year ended April 30, 2006, new management was hired to pursue alternative business opportunities, namely non-conventional oil and gas resource exploration and development.

During the fiscal year ended April 30, 2007, we completed three private placements to provide us with the necessary working capital to evaluate and pursue non-conventional oil and gas opportunities in the United States and Canada and to establish a head office in Calgary, Alberta. The first of the private placements, an offering of 23,500,000 common shares at US$0.10 per share for aggregate proceeds of US$2,350,000 was completed in December 2006. In January and February 2007, we completed a further private placement of 8,425,000 units, at a price of US$0.50 per unit, for aggregate proceeds of US$4,212,500, each of which units consists of one common share and one-half of one common share purchase warrant (each whole warrant entitles the holder to purchase an additional common share at an exercise price of US$1.00 for a period of one year). In March 2007, our company completed an additional private placement of 27,448,550 units, at a price of US$1.00 per unit, for aggregate proceeds of US$27,448,550, each of which units consists of one common share and one-half of one common share purchase warrant (each whole warrant entitles the holder to purchase an additional common share at an exercise price of US$1.30 for a period of one year). In conjunction with the March 1, 2007 private placement, we issued 690,848 warrants (each of which entitles the holder to purchase one common share at US$1.30 for a period of one year) to finders, rights to buy an additional 180,000 units under the same terms as the January 2007 private placement and rights to buy a further 375,000 units under the same terms as the March 2007 private placement.

In December 2006, we took our first steps to become a non-conventional oil and gas company with an initial focus on heavy oil when we entered into several non-binding letters of intent with companies involved in the business of the exploration of oil and gas resources in Kansas, Missouri, Kentucky and Texas.

On March 26, 2007, we purchased (through MegaWest USA) all of the assets of Deerfield Energy Kansas Corp. The purchased assets included certain items of equipment and fixed assets and interests in two oil and gas leases covering 392 undeveloped acres in respect of the Chetopa project near Chetopa, Kansas. The consideration given for the assets was 250,000 common shares in our capital and the assumption of a promissory note in the amount of US$500,000 payable to a private company, Agosto Corporation Ltd. Pursuant to our assumption of the promissory note, we granted Agosto a conversion feature that enables the holder of the note to convert the principal amount of the loan plus accrued interest into common shares of our company at a rate of US$0.25 per common share until maturity on June 20, 2008.

As part of the Chetopa acquisition, MegaWest is obligated to pay a net revenue interest up to a maximum of US$750,000 on net revenues generated from the Chetopa project. The net revenue interest becomes payable after our company recovers 100 percent of its capital and operating costs, and will be paid quarterly from 25 percent of the project's net revenues.

April 2, 2007, we acquired (in conjunction with MegaWest USA) all of the issued and outstanding membership units of Kentucky Reserves, LLC (Kentucky Reserves) in consideration for US$3,000,000 cash and 5,000,000 common shares in our capital. Kentucky Reserve's assets included oil and gas leases covering 27,009 undeveloped acres in the Edmonson, Warren and Butler Counties in Kentucky. Pursuant to the membership unit purchase agreement, we acquired a 62.5 percent working interest in the shallow rights in certain tar sands and a 37.5 percent interest in the certain deep rights. Furthermore, pursuant to the purchase agreement, we are committed to undertake a US$15,000,000 work program within the area covered by the leases, which work program must be completed within 30 months of the execution of the purchase agreement for the purpose of determining the most effective way of extracting heavy oil/bitumen from the leases. The work program will consist of field testing and evaluation, drilling, logging and coring of wells, formation and fluid testing, the construction of heavy oil pilot projects such as steam, water flooding, solvent injection, electro-thermal heating, or the like. Should we be unable to expend the work program commitment within the 30-month period, we will be subject to a 37.5 percent penalty on the unexpended amount of the work program commitment.

On April 5, 2007, we acquired (through MegaWest USA) all of the issued and outstanding membership units of Deerfield Energy LLC (Deerfield Missouri) in consideration for US$925,000 cash, including a change in control fee, and 4,750,000 common shares in our capital. The assets of Deerfield Missouri include rights to oil development agreements in Vernon County, Missouri covering 7,620 undeveloped acres and all of the issued and outstanding units of Deerfield Kansas. At the closing of the transaction, we paid US$625,000 of the purchase price. Owing to potential issues related to certain oil development agreements, the unpaid cash of US$300,000 and 4,750,000 common shares were placed in an escrow account, set-up for our indemnification in respect of the said claims. Pursuant to the escrow agreement, the said cash and shares can be released on a pro-rata basis to the previous unitholders of Deerfield Missouri upon either the modification of certain oil development agreements into oil and gas leases or until 4,000 acres of replacement acreage have been leased. The escrow agreement provides for an escrow period of six months subject to certain adjustments.

April 25, 2007, we acquired (in conjunction with MegaWest USA) all of the issued and outstanding membership units of Trinity Sands Energy LLC (Trinity) in consideration for US$200,000 cash and 95,000 exchange shares of MegaWest USA. Each exchange share may be exchanged for US$10 in cash or 100 common shares in our capital during the period January 1, 2008 to July 31, 2008, after this time, we may compel the holders of the exchange shares to convert their exchange shares into our common shares. The assets of Trinity consisted of a 50 percent working interest in approximately 14,948 undeveloped acres in Edmonds County, Texas and an earn-in agreement to increase the said working interest to 66.67 percent and earn up to a 66.67 percent working interest in an additional 13,348 undeveloped acres in Edmonds Country, Texas.

In June 2007, we began oil production from the Chetopa project and have oil sales from the project.

B.        Business Overview

Description of Operations

MegaWest is a development stage non-conventional oil company with emphasis on North American heavy oil projects. Our company has operatorship of and owns or has the right to earn a majority interest in over 70,000 acres of prospective oil sands leases in Texas, Kentucky, Missouri and Kansas. These projects are located in proximity to refineries with excess capacity, which should allow our company to readily bring its oil to market. Our company intends to acquire blocks of oil and gas rights known to contain substantial deposits of heavy oil. Through delineation drilling and the completion of pilot production tests, we plan to establish proven and producing reserves on these development projects using thermal recovery technologies developed in Canada. The underpinnings for our strategy is the convergence of the increased necessity for North American security of energy supplies and current world oil prices. We have taken the first steps to become a non-conventional oil and gas company with the acquisition of the Chetopa, Deerfield, Kentucky Reserves and Trinity Sands projects (as detailed in "Item 4.A – History and Development of MegaWest Energy Corp." above).

Prior to December 2006, MegaWest was a technology company, whose business plan was to acquire the rights to market, sell and distribute a product line of consumer electronic technology products in Canada.

Projects

We have four projects currently in the exploration stage. Our strategy is to evaluate, enhance and exploit each project through:

  geoscience and engineering analysis to validate each project and identify technologies which may result in economic recovery;

  perform field work including seismic, drilling and operation of pilot projects to corroborate engineering and geoscience analysis, resulting in a commercial project design and development plan; and

  engage an independent third-party to establish the value of commercial reserves, leading to farm-out, sale, or funding and execution of the commercial development plan.

The objectives of our fiscal 2008 plan are to demonstrate commercial feasibility through the operation of pilot projects and establish reserves. We have created a plan that may ultimately lead to a thermal pilot project on each of our properties in fiscal 2008.

Chetopa

The Chetopa project is a small, heavy oil project located two miles south of Chetopa, Kansas. The assets acquired include certain oil and gas equipment and a 100 percent interest in two oil and gas leases covering 392 undeveloped acres. On 15 of these acres are 20 steam injectors, 33 producer wells and a water well which had been previously drilled, completed, equipped and tied in for production. A tank battery, steam generator and two transfer stations are also in place on the property.

The Chetopa project was originally assessed to acquire the surface equipment and steam generator at a discount for use in Missouri. However, our company elected to refurbish the facilities and has commenced production. On June 14, 2007 the first truckload of oil was shipped from the facility. While the production rates are not commercial, and our company is continuing to optimize the production process, it was a significant accomplishment for the company. It is intended that produced oil will be trucked and sold to the Coffeyville refinery located twenty miles west of Chetopa. It is expected that crude oil production can be sold for 85-90 percent of West Texas Intermediate posted prices. During the fiscal year ended April 30, 2008, we will evaluate the Chetopa operating results and decide if additional acreage will be developed.

As part of the Deerfield Kansas acquisition, we are obligated to pay a net revenue interest up to a maximum of US$750,000 on net revenues generated from the Chetopa project. The net revenue interest becomes payable after our company recovers 100 percent of its capital and operating costs, and will be paid quarterly from 25 percent of the project's net revenues.

Prior to our acquisition of the project, Deerfield Energy Kansas Corp. was a development stage oil and gas company that owned certain oil and gas equipment and held 100 percent working interest in 392 undeveloped acres of oil and gas leases in Kansas. As the company did not have commercial revenue or operations, it incurred a net loss from incorporation to March 27, 2007 of US$128,000.

Deerfield Missouri

The Deerfield Missouri project includes the rights to earn 100 percent interest in oil and gas leases on up to 7,620 undeveloped acres in Vernon County, Missouri. As part of the project, we have been aggressively leasing additional lands in the area, and to August 8, 2007 have acquired an additional 2,580 acres of undeveloped oil and gas leases.

We have plans to drill four exploration wells. After analysis of the drilling results, a thermal pilot project may be designed and implemented that includes approximately 60 development wells over 15 acres. The construction and commencement of thermal pilot operations may occur as early as the third quarter of the 2008 fiscal year.

Prior to our acquisition of the project, Deerfield Missouri was a development stage oil and gas company party to oil development agreements over 7,620 undeveloped acres of oil and gas leases in Missouri. As the company did not have commercial revenue or operations, it incurred a net loss for the year ended December 31, 2006 and the period from January 1, 2007 to April 5, 2007 of US$190,000 and US$32,000, respectively.

Kentucky Reserves

The Kentucky Reserves project includes a 62.5 percent working interest in the shallow rights in certain tar sands and an additional 37.5 percent working interest in the deep rights, of approximately 29,800 undeveloped acres in the Edmonson, Warren and Butler counties of Kentucky.

We are committed to fund a work program over the next 30 months covering the first US$15,000,000 of exploration, testing and development expenditures on the project aimed at proving commercial recovery of the potential oil contained in the leases. Technical evaluation is ongoing and six to eight exploration wells are identified and drilling has commenced. After analysis of the drilling results, a thermal project may be designed and implemented that may include approximately 50 development wells. The construction and commencement of thermal pilot operations is planned to occur near the end of the 2008 fiscal year.

Prior to our acquisition of the project, Kentucky Reserves was a development stage oil and gas company and did not have commercial revenue or operations. Kentucky Reserves incurred a net loss for the period from incorporation on January 14, 2005 to December 31, 2006 and the period from January 1, 2007 to April 2, 2007 of US$28,000 and US$11,000, respectively.

Trinity Sands

Currently, our interest in the project consists of, approximately, 34,000 undeveloped acres in Edwards County, Texas. Pursuant to earn-in agreements the company may earn up to a 66.67 percent working interest in all leased acreage. Included in the total undeveloped acres are 20,600 acres in which we have earned a 50 percent working interest.

We have completed a geological study of the project. This includes compilation and evaluation of all available data, the conversion of all available logs to digital form, well curve editing and correction after digitizing, and the organization of well logs and all historical drilling, completion and core data into a structured database.

The proposed work program for fiscal 2008 includes drilling six to eight exploration wells for coring and logging. Cased-hole logging of existing wellbores, where appropriate, is also proposed. After completing the core, log and fluid analysis, a thermal pilot project may be designed and implemented consisting of two development wells to prove the recovery concept. The construction and commencement of thermal pilot operations is planned to occur in the fourth quarter of the 2008 fiscal year.

Prior to our acquisition of the project, Trinity was a development stage oil and gas company that did not have commercial revenue or operations. Trinity incurred a net loss from incorporation on October 5, 2006 to April 25, 2007 of US$37,000.

Principal Markets

The principal market that we compete in is the North American energy market, specifically the North American oil market. With the exception of the recent, limited production from the Chetopa project, we do not have, nor have we ever had, any oil and gas operations and do not currently have any interests in oil and gas leases with proved reserves.

Extraction Processes

Our business model is dependent on the use of thermal recovery technologies to recover previously uneconomic oil and gas reserves that have now been made economically viable by the recent increases in the price of oil and the development of new technologies in Canada. Our operational and head office is in Calgary, Alberta, where we have access to technical experts in the recovery of heavy oil. Our company's President is based in Houston, Texas. We have built a team with expertise in various methods of primary and thermal heavy oil recovery, including Cyclic Steam Stimulation (CSS), Steam Assisted Gravity Drainage (SAGD), steam drive, in situ combustion, ET-DSP™ (a form of electro-thermal heating) and solvent processes.

Technology Summary

Heavy Oil

North America's heavy oil and bitumen deposits are estimated to contain more than 3 trillion barrels of resource, rivalling the oil reserves of Saudi Arabia. Crude oil is considered "heavy" if its API gravity is lower than 20 degrees and its viscosity is higher than 1,000 centipoise. Natural bitumens are even poorer raw materials, with API gravities lower than 10 degrees and viscosities greater than 10,000 centipoise. Heavy oil and bitumen are highly viscous requiring heat or dilution to enable significant production and recovery of reserves.

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

Large unconventional energy resources that are difficult to produce using today's conventional recovery methods are the focus of our company. These resources represent the key to easing energy supply concerns in the near term and the future. We are building a team to evaluate and exploit our company's projects using the best proven or emerging technologies.

In Situ Resource Recovery

Although most heavy oil or bitumen in Canada is currently produced by open pit mining, about 80 percent of the oil sands are buried too deep below the surface for this process to be applied. This oil must be recovered by in situ techniques, which heat or dilute the heavy oil, thereby lowering its viscosity and allowing it to migrate towards producing wells, where it is brought to the surface. A technical review of MegaWest's prospects will identify the most suitable technology for each resource and may include proven technologies such as Cyclic Steam Stimulation (CSS), Steam Assisted Gravity Drainage (SAGD), Steam Drive, in situ Combustion and CO2 injection or such emerging technologies as ET-DSP™ (a form of electro-thermal heating) or N-Solv (a novel solvent based technology).

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

C.        Organizational Structure

As of the date of this annual report, we have the following direct and indirectly owned subsidiaries incorporated in the United States:

Subsidiary	Acquisition Date	Ownership Percentage
MegaWest Energy (USA) Corp.	-(1)	99%(2)
MegaWest Energy Texas Corp. (formerly Trinity Sands Energy LLC)	April 25, 2007	100%
MegaWest Energy Kentucky Corp. (formerly Kentucky Reserves, LLC)	April 2, 2007	100%
MegaWest Energy Missouri Corp. (formerly Deerfield Energy LLC)	April 5, 2007	100%
MegaWest Energy Kansas Corp. (formerly Deerfield Energy Kansas Corp.)	April 5, 2007	100%

Notes:
(1)	Incorporated on January 9, 2007.
(2)

The remaining 1 percent ownership is held by the former unitholders of Trinity Sands Energy LLC through the exchange shares discussed in "Item 4.A – History and Development of MegaWest Energy Corp." above.

D.        Property, Plants and Equipment

We currently rent office space located at Suite 1000, 815 8th Avenue S.W., Calgary, Alberta, Canada, T2P 3P2 for the amount of $15,500 per month. We have committed to a new office lease in Calgary commencing October 1, 2007 which will provide adequate space for our foreseeable future needs and will cost $20,000 per month.

The oil and gas acreage under lease for each of our projects and related oil and gas equipment is described in "Item 4.B – Business Overview – Description of Operations" above. Subsequent to April 30, 2007, our company acquired four used steam generators which are currently being re-furbished.

Other Oil and Gas Information

At April 30, 2007, our company did not have any reserves associated with its oil and gas properties.

Oil and Gas Wells

At April 30, 2007 all of the wells on our company's properties were non-producing, and substantially all of the wells were drilled by prior leaseholders. The following table sets out the number of our wells, by project, as at April 30, 2007.

Project	Gross	Net
United States:
Chetopa	54.0	54.0
Deerfield	-	-
Kentucky Reserves	1.0	0.6
Trinity Sands	-	-
Total	55.0	54.6

Project Area

The following table sets out the area we have an interest in, by project, as at April 30, 2007.

Project	Gross	Net
United States
Chetopa	392	392
Deerfield	7,620	7,620
Kentucky Reserves	29,126	17,038
Trinity Sands	33,323	9,649
Total	70,461	34,699

Oil and Gas Costs

The following table summarizes the costs incurred in oil and gas property acquisition, exploration, and development activities for our company for the year ended April 30, 2007.

Activity	Cost
Property acquisition, including equipment	$ 20,140,324
Exploration	616,031
Development	-
Total	$ 20,756,355

ITEM 4A.     UNRESOLVED STAFF COMMENTS

Not Applicable.

ITEM 5.        OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The information in this Item is presented in accordance with Canadian generally accepted accounting principles, and has not been reconciled to United States generally accepted accounting principles. The following discussion of our financial condition and results of operations for the five year fiscal period ending April 30, 2007, should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this annual report in accordance with "Item 8 – Financial Information" below.

Overview

We are a development stage company engaged in the exploration and development of non-conventional oil and gas reserves in the United States and Canada.

Critical Accounting Estimates

Our accounting principles are described in Note 1 to our consolidated financial statements for the year ended April 30, 2007. We prepare our consolidated financial statements in conformity with GAAP in Canada, which conform in all material respects to U.S. GAAP except for those items disclosed in Note 19 to our consolidated financial statements. For U.S. readers, we have detailed the differences and have also provided a reconciliation of the differences between Canadian and U.S. GAAP in Note 19 to our consolidated financial statements for the year ended April 30, 2007.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts and other disclosures in these consolidated financial statements. Actual results may differ from those estimates.

In particular, the amounts recorded for the value of oil and gas assets are subject to a ceiling test. By their nature, these ceiling test estimates are subject to measurement uncertainty and the impact on the financial statements of future periods could be material.

We have identified the following critical accounting policies that affect the more significant judgments and estimates used in preparation of our consolidated financial statements.

Oil and Gas Operations

We follow the full cost method of accounting for oil and gas operations, whereby all costs of exploring for and developing oil and gas reserves are capitalized and accumulated in country-by-country cost centres. These capitalized costs will be depleted using the unit-of-production method based on estimates of proved reserves. The costs in cost centres from which there has been no commercial production are not subject to depletion until commercial production commences. These capitalized costs are assessed to determine whether it is likely such costs will be recovered in the future. Costs which are not likely to be recovered in the future are written-off.

We may grow our business through acquisitions. A different accounting outcome could potentially result for the cost of an acquisition if accounting for a business combination compared to an asset or development stage company acquisition, when shares are issued as consideration. For a business combination, the cost of the shares issued for the acquisition is based on the underlying share value at the time the acquisition is announced. For an asset or development stage company acquisition, the cost of the shares issued is based on underlying share value at the closing date of the transaction. Since the acquisitions we completed in fiscal 2007 are development stage companies, we valued the cost of the share consideration issued at the closing date.

Fair Value of our Company's Common Shares, Options and Warrants

We completed a number of share-based transactions during the year ended April 30, 2007. Under Canadian GAAP, share-based transactions are recorded at their fair values. Generally, the best indicator of fair value of a company's shares is quoted market prices, unless the market is not active or liquid, in which case fair value is determined using valuation techniques, including recent arm's length market transactions between knowledgeable, willing parties. In addition, the fair value of options and warrants granted were based on the Black-Scholes option pricing model, which uses the common share fair value on the grant date as an input. Under U.S. GAAP, share-based transactions are valued based on exchange quoted market prices.

Share based transactions impact a number of financial statement items including stock-based compensation expenses, contributed surplus, share capital, warrants, convertible promissory notes, exchange shares and deficit on related party acquisitions.

Under Canadian GAAP we used recent arm's length transactions, specifically private placements, as indicators of fair value. Under U.S. GAAP, we used the OTC exchange price as the fair value estimate for our shares. As a result, U.S. GAAP stock-based compensation expense was $11.3 million higher than reported under Canadian GAAP. In addition, the amount recorded for the Kentucky oil and gas assets and the deficit adjustment on related party acquisitions was $21.8 million and $11.9 million higher, respectively, under U.S. GAAP.

A.        Operating Results

The following discussion is prepared in accordance with Canadian GAAP. For differences between Canadian and U.S. GAAP related to our financial statements, refer to Note 19 to our consolidated financial statements for the year ended April 30, 2007.

We reported a net loss of $6,893,052 for the year ended April 30, 2007, compared with a net loss of $222,945 for the year ended April 30, 2006, for aggregate net loss for five year period ended April 30, 2007 of $7,366,290. The loss for the year ended April 30, 2007 was mainly attributable to administrative expenses of $1,624,546, stock-based compensation costs of $3,899,148 and foreign exchange loss of $1,548,840.

Stock–based compensation expense was $3,899,148 for the year ended April 30, 2007 and was attributable to the cost associated with granting stock options and warrants to new employees, consultants and directors in connection with forming a new oil and gas company.

Administrative expenses, excluding stock-based compensation, totalled $1,624,546 for the year ended April 30, 2007 compared with $104,601 for the year ended April 30, 2006. The increase was caused by new management changing our focus to oil and gas exploration in December 2006. A number of employees were hired and a new office was established in Calgary, Alberta that resulted in salary and benefit costs, professional fees and office costs.

The foreign exchange loss of $1,548,840 for the year ended April 30, 2007 resulted primarily from the translation of our U.S. dollar denominated cash balances into our Canadian dollar reporting currency. The Canadian dollar has strengthened in value compared to the U.S. dollar for the period following the private placements. We do not engage in hedging activities or use derivative instruments.

Administrative expenses totalled $104,601 for the year ended April 30, 2006 compared with $57,292 for the year ended April 30, 2005. The increase was substantially caused by the payment of $61,200 in fees to Carob Management for consulting services related to new business opportunities for our company and other administration duties.

During the year ended April 30, 2004, we advanced $109,280 plus accrued interest to Cyberhand Technologies Inc. pursuant to notes payable to fund activities pending a proposed acquisition. The balance owing on these notes and interest accrued thereon in the amount of $123,610 was assigned to Cyberhand Technologies Inc. in exchange for distribution rights pursuant to a July 5, 2004 distributor agreement, whereby we acquired the non-exclusive right to distribute peripheral computer hardware products designed, manufactured and marketed by Cyberhand Technologies Inc. Pursuant to the distributor agreement, we agreed to purchase a minimum of 15,000 units on or before July 5, 2007, and upon completion of this minimum order, to purchase 50,000 units per month or forfeit our rights under the distributor agreement. As required by the distributor agreement, we purchased as initial stocking order of 200 units at a cost of $10,735, which was written down to its net realizable value of $4,735 for the year ended April 30, 2005 and to $1.00 for the year ended at April 30, 2006. During the year ended April 30, 2006, we wrote down the distribution right granted under the distributor agreement to $10,000 to recognize the impairment of the asset primarily due to the lack of sales of the Cyberhand Technologies Inc. products.

We had interest income of $263,125, $Nil and $2,261 for the years ended April 30, 2007, 2006 and 2005, respectively. The increase in interest income for the year ended April 30, 2007 is related to interest earned on cash balances generated from the private placements that raised an aggregate amount of US$34,011,050.

B.        Liquidity and Capital Resources

As our projects are in the exploration stage and we do not have profitable oil and gas operations, existing working capital will be used to fund operations and our capital program. The ultimate development of our oil and gas projects, if proven commercial, will require additional funding. Additional capital will be required in the form of equity, debt and or joint venture farmouts. In addition to cash on hand, we have 18,627,623 common share purchase warrants outstanding that could generate up to $25.6 million (US$22.9 million) in cash during the 2008 fiscal year.

Cash and Financial Conditions

We had working capital of $28,152,901 as at April 30, 2007 compared to a working capital deficiency of $139,422 as at April 30, 2006. Cash used in operating activities for the year ended April 30, 2007 totalled $424,158 on a $6,893,052 net loss for the year.

We had a working capital deficiency of $139,422 as at April 30, 2006 compared to a working capital deficiency of $30,087 as at April 30, 2005. Cash used in operating activities for the year ended April 30, 2006, totalled $31,724 including a $222,945 net loss for the fiscal year.

As at April 30, 2007, we had cash available of $29,328,951 which we consider sufficient to complete our 2008 work plan. Additional capital may be required thereafter or should the budget or work plan be amended for a number of reasons which include, but are not limited to, future events, possible business or property acquisitions and actual results differing from our anticipated our work plan. We currently have, approximately, $24,700,000 in cash available.

Investing Activities

Cash used in investing activities was $6,932,653 for the year ended April 30, 2007 and included cash expenditures of $4,244,360 for oil and gas acquisitions (see "Item 4.A – History and Development of MegaWest Energy Corp." above), $836,875 for capital expenditures, $1,851,960 for an investment in our Trinity Sands project joint venture partner Energy Finders, and $341,250 cash deposited in trust as contingent consideration for the Deerfield Missouri acquisition. Cash used in investing activities was $nil for the year ended April 30, 2006.

Financing Activities

During the fiscal year ended April 30, 2007, we completed three private placements to provide us with $38,301,221, before costs, of working capital to evaluate and pursue non-conventional oil and gas opportunities in the United States and Canada and to establish a head office in Calgary, Alberta (see "Item 4.A – History and Development of MegaWest Energy Corp." above).

Our debt obligations at April 30, 2007 consist of convertible promissory notes and potential cash payout obligations on exchange shares.

The convertible promissory notes of US$1,700,000 were assumed on December 20, 2006 in connection with the proposed acquisitions of Chetopa and Trinity. The principal and interest are convertible into our common shares at US$0.25 per share until June 20, 2008. The interest rate on the notes is six percent per annum.

We caused to be issued 95,000 class B shares of our subsidiary, MegaWest USA, as part of the consideration given to acquire Trinity. Each class B exchange share is convertible into 100 of our common shares with up to 9,500,000 common shares of MegaWest to be issued. The holders of these MegaWest USA shares have the right to exchange, or can receive a cash payment of US$950,000 (US$10.00 per exchange share) until July 31, 2008, after which we can implement a forced exchange of the shares.

In December 2006 we settled $167,500 of accounts payable through the issuance of 600,000 common shares pursuant to debt settlement and subscription agreements dated December 21, 2006. The fair value of the shares was based on recent arm's length private placements.

In the year ended April 30, 2006, we borrowed $40,000 from shareholders of our company and issued $40,000 in short term, unsecured notes bearing interest at 10 percent in respect thereof. On October 20, 2006, our shareholders approved a subdivision of its issued and outstanding common shares on an up to 3 to 1 basis. This subdivision is subject to the discretion of the directors and is currently not proposed to be implemented.

We completed our initial public offering on July 5, 2001, and raised $262,500 from the sale of 1,750,000 common shares. In July 2004, we completed a private placement of 4,500,000 common shares at $0.001 per share, including 1,250,000 common shares purchased by directors and officers. As at April 30, 2004, there were 2,250,000 common shares held in escrow, whose release was subject to the policies of the TSX Venture Exchange. On July 29, 2004, as a result of the voluntary delisting from the TSX Venture Exchange, the 2,250,000 escrowed common shares were cancelled and returned to the treasury.

At April 30, 2007 we had 72,436,050 common shares issued and outstanding, excluding 4,750,000 shares issued and held in trust pursuant to an escrow agreement (see "Item 4.A – History and Development of MegaWest Energy Corp." above). As of August 8, 2007, there were 72,561,050 common shares issued and outstanding, excluding 4,750,000 shares held in trust pursuant to an escrow agreement. See "Item 6.E – Share Ownership" below for details on the shares outstanding and potential dilutive securities.

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

F.        Contractual Obligations

	Contractual Obligations (in thousands of Canadian dollars)
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Operating Leases	$1,623	$239	$725	$659	$-
Work Commitments (1)	$6,240	$-	$6,240	$-	$-
Convertible Promissory Notes (2)	$1,945	$-	$1,945	$-	$-
Cash Redemption on Exchange Shares (3)	$1,061	$-	$1,061	$-	$-
Employment Agreements (4)	$-	$-	$-	$-	$-
Total	$10,896	$239	$9,971	$659	$-

Notes:
(1)

As part of the acquisition of Kentucky Reserves, we are obligated to spend US$15,000,000 on the project by October 2009. In the event we do not complete this work program, we are obligated to pay 37.5 percent of the unspent balance to our joint venture partner.

(2)	In the event the Agosto convertible promissory notes are not converted into our common shares, we will be obligated to pay US$1,700,000 plus accrued interest at six percent on maturity, June 20, 2008.
(3)

MegaWest USA issued 95,000 exchange shares pursuant to the acquisition of Trinity, whereby, each exchange share is exchangeable, at the holders election, into 100 common shares of our company or into US$10 per exchange share until July 31, 2008, after which time our company can implement a forced exchange of the shares. In the event the exchange shares are not converted to our common shares, we may be required to redeem the exchange shares for US$10 per share, or US$950,000.

(4)

Pursuant to employment agreements we have with our Chief Executive, Operating and Financial Officers, if one of the respective individual's employment is terminated by our company without just cause or by the respective individual for constructive dismissal, then the respective individual will receive a severance payment in the amount of one year's annual salary plus $10,000 less applicable withholdings and deductions, in respect of lost benefits and notwithstanding any provisions of our company's stock plans, all stock options held by the respective individual will automatically vest. Additionally, in the event of a change of control of our company, we and/or the respective individual may terminate employment with our company, in which event, we will pay to the respective individual the termination payments set out above.

In addition to the above:

  as part of the Chetopa acquisition, we are obligated to pay a net revenue interest up to a maximum of US$750,000 on net revenues generated from the Chetopa project. The net revenue interest becomes payable after our company recovers 100 percent of its capital and operating costs, and will be paid quarterly from 25 percent of the project's net revenues; and
  as part of the Deerfield acquisition, owing to potential issues related to certain oil development agreements, there was US$300,000 of cash and 4,750,000 common shares were placed in an escrow account, set-up for our indemnification in respect of the said claims. Pursuant to the escrow agreement, the said cash and shares can be released on a pro-rata basis to the previous unitholders of Deerfield Missouri upon either the modification of certain oil development agreements into oil and gas leases or until 4,000 acres of replacement acreage have been leased. The escrow agreement provides for an escrow period of six months subject to certain adjustments.

G.        Safe Harbour

Not applicable.

ITEM 6.                DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.        Directors and Senior Officers

The following table sets out the names and business experience of each of our directors and senior officers, as of August 8, 2007:

Name and Age	Present Position with our Company	Date of Commencement of Office with our Company
George T. Stapleton, II(2) (3) (53)	President and Chief Executive Officer	December 21, 2006
	Director	December 21, 2006
George Orr(1)(2) (46)	Chief Financial Officer and Treasurer	December 21, 2006
	Director	December 21, 2006
R. William Thornton(2) (51)	Chief Operating Officer	January 1, 2007
	Director	December 21, 2006
Brad Kitchen(1) (44)	Director	February 19, 2003
Brian J. Evans(1) (2) (56)	Director	February 19, 2007
Dr. Gail Bloomer (72)	Director	February 19, 2007

Notes:
(1)	Member of our audit committee
(2)	Member of our Corporate Governance and Compensation Committee
(3)	Board Chairman

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

He was President - Products & Services for NEOppg Ltd. from 1998 to 2000 where he was responsible for the development of the services side of the company's business plan, focusing on a proprietary multilateral system, heavy oil production systems and artificial lift products. Prior to that he was Vice-President, Operations for Asian Tiger Energy Company, an independent oil company developing oil and gas projects, primarily in Southeast Asia. Before Asian Tiger, Mr. Stapleton spent 19 years overseas with J. Ray McDermott in the Arabian Gulf, North Sea and Asia as Field Engineer, Operations Engineer, Project Manager, Fabrication Division Manager at Batam Island, Indonesia and finally as Division Manager – Business Development and Project Management where he oversaw project management of all turnkey projects for Southeast Asia and was responsible for business development activities throughout the region.

George Orr

Mr. Orr is a chartered accountant and has several years experience dealing with public company reporting and administrative requirements. Mr. Orr is currently a director and the Chief Financial Officer of Valcent Products Inc. a company listed on the OTC Bulletin Board that is engaged in the business of the design, development and marketing of innovative products intended for the mass consumer appeal.

R. William Thornton

Mr. Thornton received his Chemical Engineering degree from the University of Alberta in 1977 and Masters of Engineering (reservoir) 1989 from the University of Calgary. He also completed the University of Calgary Executive Development Program in 1988. He has held senior management and executive positions over the last 30 years in all aspects of oil and gas development and in particular enhanced recovery of heavy oil. He was General Manger – Petroleum Engineering with Western OilSands, Vice-President, Engineering with Petrovera Resources and Director of Primary Heavy Oil with Gulf Canada. Prior to these positions he worked for 17 years with Murphy Oil on their various enhanced recovery projects and technology development. During this time, Mr. Thornton spent 3 years working in Murphy's El Dorado, Arkansas and New Orleans, Louisiana offices overseeing engineering and operations on a large portion of Murphy's onshore U.S. production. Mr. Thornton also has international experience, having worked in drilling operations in interior Peru and as part of a team negotiating a production sharing agreement in northern Iraq.

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

Brian J. Evans

Mr. Evans is a director of several public companies, including CCS Income Trust, an income trust listed on the TSX that provides energy and environmental waste management services and Tusk Energy Corporation, a company listed on the TSX that is a exploration-focused oil and gas producer with operation in western Canada. Since August 2006, Mr. Evans has served as the Executive Director of the Werklund Group, a private investment group effective August 2006 and prior to that was a partner and associate counsel with Miller Thomson LLP, a national law firm.

Dr. Gail Bloomer

Dr. Bloomer received his doctoral degree in Geology from Harvard University in Geology and has developed his expertise in exploration and development while working for international companies including Gulf Oil and Kerr McGee.

Family Relationships

There are no family relationships between any of the directors or executive officers of our company.

There are no arrangements or understandings between any of our directors and/or executive officers and any other person pursuant to which that director and/or executive officer was selected.

B.        Compensation

Executive Compensation

The following table provides a summary of compensation paid by us during the fiscal year ended April 30, 2007 to the senior management of our company:

SUMMARY COMPENSATION TABLE
Name and Principal Position	Annual Compensation		Long Term Compensation		All other Compensation
	Salary	Bonus	Other Annual Compensation	Securities Under Options/SARs Granted
George T. Stapleton, II President and Chief Executive Officer	$89,333 (US$80,000)	$335,000 (US$300,000)	$-	1,000,000(1)	$-(1)
George Orr Chief Financial Officer and Treasurer	$46,000	$-	$-	1,000,000(2)	$-
R. William Thornton Chief Operating Officer	$83,333	$295,000	$-	1,000,000(3)	$-(8)
Gerry Hampshire Vice President, Exploitation	$46,860	$-	$-	600,000(4)	$-
E. Wayne Sampson Vice President, Land	$21,000	$-	$-	600,000(5)	$-
David Sealock Vice President, Corporate Services and Corporate Secretary	$42,188	$-	$-	600,000(6)	$-
Kelly Sledz Finance Manager and Controller	$13,009	$-	$-	300,000(7)	$-

Notes:
(1)

Represents 1,000,000 stock options granted effective January 5, 2007 at an exercise price of US$0.50 per share exercisable for a period of four years that vested on grant date. See "Item 6.E – Share Ownership" below, for details on additional common shares and cash received from acquisitions.

(2)	Represents 1,000,000 stock options granted effective January 5, 2007 at an exercise price of US$0.50 per share exercisable for a period of four years that vested on grant date.
(3)	Represents 1,000,000 stock options granted effective January 5, 2007 at an exercise price of US$0.50 per share exercisable for a period of four years that vested on grant date.
(4)

Represents 600,000 stock options granted effective January 8, 2007 at an exercise price of US$0.50 per share exercisable for a period for four years, 150,000 of which vest six months from grant and the remainder in three 150,000 tranches vesting on the first, second and third anniversary of the grant date.

(5)

Represents 600,000 stock options granted effective March 19, 2007 at an exercise price of US$1.00 per share exercisable for a period for four years , 150,000 of which vest six months from grant and the remainder in three 150,000 tranches vesting on the first, second and third anniversary of the grant date.

(6)

Represents 600,000 stock options granted effective January 8, 2007 at an exercise price of US$0.50 per share exercisable for a period for four years , 150,000 of which vest six months from grant and the remainder in three 150,000 tranches vesting on the first, second and third anniversary of the grant date.

(7)

Represents 300,000 stock options granted effective February 28, 2007 at an exercise price of US$1.00 per share exercisable for a period for four years that , 75,000 of which vest six months from grant and the remainder in three 75,000 tranches vesting on the first, second and third anniversary of the grant date.

(8)

On December 21, 2006, 10,000,000 assignable warrants (exercisable for common shares at US$0.10 per share for a period of six months after vesting) were issued to Endurance Energy Consulting Ltd., a private company controlled by R. William Thornton, which warrants vest if R. William Thornton brings a project of merit (i.e. a project with a potential economic value of at least US$10,000,000) to the directors of our company within one year of the award of the warrants. Subsequent to April 30, 2007, Endurance Energy Consulting Ltd. has assigned 8,200,000 of the warrants.

Compensation of Directors

No cash compensation was paid to any of our directors for services as a director during the year ended April 30, 2007. We have no formal arrangement pursuant to which directors are compensated by us for their services in their capacity as directors, except for the granting from time to time of incentive stock options. Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of our board. Our board may award special remuneration to any director undertaking any special services on our behalf, other than services ordinarily required of a director. No director received and/or accrued any compensation for his services as a director, including committee participation and/or special assignments for the year ended April 30, 2007.

The following table provides a summary of compensation paid by us during the year ended April 30, 2007 to our directors:

SUMMARY COMPENSATION TABLE
Name and Principal Position	Annual Compensation		Long Term Compensation
	Cash	Special Remuneration	Securities Under Options/SARs Granted
George T. Stapleton, II	$-	$-	500,000(1)
George Orr	$-	$-	500,000(2)
R. William Thornton	$-	$-	500,000(3)
Brad Kitchen	$-	$-	500,000(4)
Brian J. Evans	$-	$-	500,000(5)
Dr. Gail Bloomer	$-	$-	500,000(6)

Notes:
(1)

Represents 500,000 stock options granted effective December 21, 2006 at an exercise price of US$0.10 per share exercisable for a period of five years that vested on the grant date and were exercised on March, 23, 2007.

(2)	Represents 500,000 stock options granted effective December 21, 2006 at an exercise price of US$0.10 per share exercisable for a period of five years that vest on the grant date.
(3)	Represents 500,000 stock options granted effective December 21, 2006 at an exercise price of US$0.10 per share exercisable for a period of five years that vest on the grant date.

(4)

Represents 250,000 stock options granted effective December 21, 2006 at an exercise price of US$0.10 per share exercisable for a period of five years and 250,000 stock options granted effective March 7, 2007 at an exercise price of US$1.00 per share exercisable for a period of four years, all of which vest on the grant dates.

(5)	Represents 500,000 stock options granted effective February 20, 2007 at an exercise price of US$1.00 per share exercisable for a period for five years that vest on the grant date.
(6)	Represents 500,000 stock options granted effective January 15, 2007 at an exercise price of US$0.50 per share exercisable for a period of five years that vest on the grant date.

Retirement Benefits

We do not have in place any pension or actuarial plan to provide pension, retirement or similar benefits and no funds were set aside or accrued by our company or its subsidiaries during the fiscal year ended April 30, 2007 to provide pension, retirement or similar benefits.

Employment Agreements

We have employment agreements for our Chief Executive, Operating and Financial Officers, the material terms of which are set out below.

We entered into an executive employment agreement made effective as of December 15, 2006 with R. William Thornton, whereby we have agreed to employ Mr. Thornton as our Chief Operating Officer as of January 1, 2007. Pursuant to the agreement, Mr. Thornton will receive an annual salary of $250,000 and bonuses as may be determined by our board. Upon execution of the agreement, we paid Mr. Thornton a signing bonus in the amount of US$250,000. Mr. Thornton will be entitled to coverage under Directors and Officers Liability Insurance and Errors and Omission Insurance (with a minimum cover of at least $2,000,000 per occurrence), all at our company's expense. If Mr. Thornton's employment is terminated for just cause or by Mr. Thornton without constructive dismissal, we will pay to Mr. Thornton the amount of his unpaid annual salary to and including the date of termination, any declared but unpaid bonus and all outstanding vacation pay and expense reimbursements. If Mr. Thornton's employment is terminated by our company without just cause or by Mr. Thornton for constructive dismissal, then in addition to the foregoing amounts, Mr. Thornton will receive a severance payment in the amount of one year's annual salary plus $10,000 less applicable withholdings and deductions, in respect of lost benefits and notwithstanding any provisions of our company's stock plan, all stock options held by Mr. Thornton will automatically vest. Additionally, in the event of a change of control of our company, we and/or Mr. Thornton may terminate Mr. Thornton's employment with our company, on which event, we will pay to Mr. Thornton the termination payments set out above. As part of the agreement Mr. Thornton was granted 1,000,000 Common Share options with an exercise price of US$0.50 per Common Share that expire January 5, 2011 and 500,000 Common Share options with an exercise price of US$0.10 per Common Share that expire December 21, 2011.

Our board of directors approved an executive employment agreement with George T. Stapleton, II, whereby we have agreed to employ Mr. Stapleton as our Chief Executive Officer as of January 1, 2007. Pursuant to the agreement, Mr. Stapleton will receive an annual salary of US$240,000 and performance bonuses as may be determined by our board. As part of the agreement, we paid Mr. Stapleton a signing bonus in the amount of US$300,000. Mr. Stapleton will be entitled to coverage under Directors and Officers Liability Insurance and Errors and Omission Insurance (with a minimum cover of at least $2,000,000 per occurrence), all at our company's expense. If Mr. Stapleton's employment is terminated for just cause or by Mr. Stapleton without constructive dismissal, we will pay to Mr. Stapleton the amount of his unpaid annual salary to and including the date of termination, any declared but unpaid bonus and all outstanding vacation pay and expense reimbursements. If Mr. Stapleton's employment is terminated by our company without just cause or by Mr. Stapleton for constructive dismissal, then in addition to the foregoing amounts, Mr. Stapleton will receive a severance payment in the amount of one year's annual salary plus $10,000 less applicable withholdings and deductions, in respect of lost benefits and notwithstanding any provisions of our company's stock plan, all stock options held by Mr. Stapleton will automatically vest. Additionally, in the event of a change of control of our company, we and/or Mr. Stapleton may terminate Mr. Stapleton's employment with our company, on which event, we will pay to Mr. Stapleton the termination payments set out above. As part of the agreement Mr. Stapleton was granted 1,000,000 Common Share options with an exercise price of US$0.50 per Common Share that expire January 5, 2011 and 500,000 Common Share options with an exercise price of US$0.10 per Common Share which were exercised on March 23, 2007.

Our board of directors approved an executive employment agreement with George Orr, whereby we have agreed to employ Mr. Orr as our Chief Financial Officer as of January 2, 2007. Pursuant to the agreement, Mr. Orr will receive an annual salary of $138,000 and bonuses as may be determined by our board. Mr. Orr will be entitled to coverage under Directors and Officers Liability Insurance and Errors and Omission Insurance (with a minimum cover of at least $2,000,000 per occurrence), all at our company's expense. If Mr. Orr's employment is terminated for just cause or by Mr. Orr without constructive dismissal, we will pay to Mr. Orr the amount of his unpaid annual salary to and including the date of termination, any declared but unpaid bonus and expense reimbursements. If Mr. Orr's employment is terminated by our company without just cause or by Mr. Orr for constructive dismissal, then in addition to the foregoing amounts, Mr. Orr will receive a severance payment in the amount of one year's annual salary plus $10,000 less applicable withholdings and deductions, in respect of lost benefits and notwithstanding any provisions of our company's stock plan, all stock options held by Mr. Orr will automatically vest. Additionally, in the event of a change of control of our company, we and/or Mr. Orr may terminate Mr. Orr's employment with our company, on which event, we will pay to Mr. Orr the termination payments set out above. As part of the agreement Mr. Orr was granted 1,000,000 Common Share options with an exercise price of US$0.50 per Common Share that expire January 5, 2011. As part of Mr. Orr's role as a director, our company granted 500,000 Common Share options with an exercise price of US$0.10 per Common Share that expire December 21, 2011.

C.        Board Practices

Our directors are re-elected and our officers are re-appointed at the annual general meeting of our shareholders. Our last annual general meeting was held on October 20, 2006. Messrs. Orr, Stapleton and Thornton were appointed as directors and officers of our company on December 21, 2006 upon the resignations of Terry Amisano and Kevin Hanson. Dr. Gail Bloomer and Brian J. Evans were appointed as directors of our company at our special general meeting held on February 19, 2007. Each of our current directors and officers will continue to hold his respective office until his successor is elected or appointed, unless his office is earlier vacated under any of the relevant provisions of our articles or of the Business Corporations Act (British Columbia).

Other than an executive employment agreements entered into with R. William Thornton, George T. Stapleton, II, and George Orr, there are no service contracts between our company and any of our directors providing for benefits upon termination of employment.

The members of our company's audit committee are Brian Evans, George Orr and Brad Kitchen. George Orr is our Chief Financial Officer and Treasurer and is therefore not considered to be an independent member of the audit committee. Brad Kitchen and Brian Evans are considered to be independent members.

The members of our company's corporate governance and compensation committee are Brian Evans, George Orr, R. William Thornton and George T. Stapleton, II.

We do not have an executive or reserves committee of our board of directors.

D.        Employees

As at August 8, 2007, we employed 28.5 full-time equivalent people. During the fiscal years ended April 30, 2006 and 2005, we did not have any employees other than our then President/Chief Executive Officer and Chief Financial Officer.

E.        Share Ownership

Our authorized share structure consists of an unlimited number of common shares without par value and 100,000,000 preferred shares without par value.

The following table identifies the number of our company's outstanding shares as at August 8, 2007 and the number of common shares that could be issued if all of our dilutive securities were converted into shares.

August 8, 2007
Common shares outstanding	72,561,050
Common shares in escrow	4,750,000(1)
Exchange shares	9,500,000(2)
Stock options	10,159,000(3)
Private placement share purchase warrants	18,627,623(4)
Incentive warrants	19,500,000(5)
Consulting warrants	6,000,000(6)
Unit rights	832,500(7)
Convertible promissory notes	6,800,000(8)
Total	148,730,173

Notes:
(1)

Represents 4,750,000 shares issued and held in trust pursuant to an escrow agreement (see "Item 4.A – History and Development of MegaWest Energy Corp." above) entered into in connection with the acquisition of Deerfield Missouri.

(2)

Represents 95,000 class B shares of our subsidiary, MegaWest USA, as part of the consideration given to acquire Trinity. Each class B exchange share is convertible into 100 of our common shares with up to 9,500,000 common shares in our capital to be issued. The holders of these MegaWest USA shares have the right to exchange, or can receive a cash payment of US$950,000 (US$10.00 per exchange share) until July 31, 2008, after which we can implement a forced exchange of the shares.

(3)	Represents stock options to purchase common shares at prices from US$0.10 to US$2.25 per share, with expiry dates from March 15, 2008 through to March 15, 2012 and with various vesting terms.
(4)

Represents whole share purchase warrants issued in connection with our private placement offerings. Each whole share purchase warrant is exercisable into one common share in our capital at prices from US$1.00 to US$1.30, with expiry dates from January 5, 2008 to March 1, 2008.

(5)

Represents warrants granted to three entities (including, Endurance Energy Consulting Ltd., private company controlled by R. William Thornton, a director and the Chief Operating Officer of our company and Gladrock Energy LLC, a private company controlled by Dr. Gail Bloomer, a director of our company) that entitle such persons to purchase common shares of our capital at a price of US$0.10 per share for a period of six months after vesting if the holder thereof brings a project of merit (i.e. a project with a potential economic value in the amount of at least US$1.00 multiplied by the total number of warrants issued to the holder) to the directors of our company by December 21, 2007. Gladrock Energy LLC has been credited with identifying the Kentucky Reserves acquisition and the warrants issued to Gladrock Energy LLC have vested. Endurance Energy Consulting Ltd. has assigned 8,200,000 of its warrants.

(6)

Represents warrants granted to various investor relations and other contractors. The consulting warrants are exercisable into one common share in our capital at an exercise price of US$0.50 and expire on January 5, 2009.

(7)

Represents rights to buy an additional 180,000 units under the same terms as the January US$0.50 private placement (unit includes one common share and one half common share purchase warrant exercisable at US$1.00) and rights to buy a further 375,000 units under the same terms as the March US$1.00 private placement (each unit includes one common share in our capital and one half common share purchase warrant exercisable at US$1.30). These rights, including the underlying common share purchase warrants, expire between January 5, 2008 and March 1, 2008.

(8)

Represents common shares that potentially could be issued from convertible promissory notes in the aggregate amount of US$1,700,000 with an interest rate of 6 percent per annum, which together maybe converted into common shares in our capital at US$0.25 per share until June 20, 2008.

Of the above securities, our directors and senior officers owned the following common shares as of August 8, 2007:

Name Office Held	Common Shares		Options and Dilutive Securities Exercisable for Common Shares(2)
	Number Beneficially Owned	Percentage of Class	Number Beneficially Owned (Unexercised)	Exercise Price	Expiry Date
George T. Stapleton, II President and Chief Executive Officer Director	1,772,983(1)	2.4%	1,000,000	US$0.50	January 5, 2011
			4,500,000(1)	-	-
			753,350(1)	-	-
George Orr Chief Financial Officer, Treasurer and Director	-	-	1,000,000	US$0.50	January 5, 2011
			500,000	US$0.10	December 21, 2011
R. William Thornton Chief Operating Officer and Director	2,600,000	3.4%	1,000,000	US$0.50	January 5, 2011
			500,000	US$0.10	December 21, 2011
			1,800,000(3)	US$0.10	December 21, 2007(3)
Brad Kitchen Director	140,465	*%	250,000	US$1.00	March 7, 2012
			250,000	US$0.10	December 21, 2011
Brian J. Evans Director	10,000	*%	500,000	US$1.00	February 20, 2012
Dr. Gail Bloomer Director	-	-	500,000	US$0.50	January 15, 2012
			9,000,000(4)	US$0.10	October 2, 2007

Notes:
*	Less than 1 percent.
(1)

Includes 39,650 common shares issued in respect of the Chetopa acquisition. In addition, Mr. Stapleton beneficially owns 45,000 class B exchange shares of our subsidiary, MegaWest USA, in connection with the acquisition of Trinity that are exercisable into 4,500,000 common shares. Further, Mr. Stapleton may receive an additional 753,350 common shares held in escrow in connection with the acquisition of Deerfield Missouri. See "Item 7.B – Related Party Transactions" below.

(2)

Includes vested and unvested stock options under our company's Canadian stock option plan dated August 24, 2004, as amended and restated February 19, 2007, and our company's U.S. stock option plan dated January 5, 2007.

(3)

Represent the remaining unassigned warrants that entitle Endurance Energy Consulting Ltd., a private company controlled by R. William Thornton, to purchase common shares of our capital at a price of US$0.10 per share for a period of six months after vesting if the holder thereof brings a project of merit (i.e. a project with a potential economic value in the amount of at least US$1.00 multiplied by the total number of warrants issued to the holder) to the directors of our company by December 21, 2007.

(4)

Represent 9,000,000 warrants (exercisable for common shares in our capital at US$0.10 per share for a period of six months after vesting) issued to Gladrock Energy LLC, a private company controlled by Dr. Gail Bloomer, which vested in April 2007 when the Kentucky Reserves acquisition closed.

We adopted a formal written stock option plan for Canadian resident directors, senior officers, employees and consultants on August 24, 2004. The purpose of the plan is to provide us with a share-related mechanism to attract, retain and motivate qualified directors, officers, consultants and employees, to reward those persons from time to time for their contributions toward the long-term goals of our company, and to enable and encourage such directors, officers, consultants and employees to acquire our common shares as long-term investments. The plan provides that stock options granted under the plan vest in the manner determined by the administrator appointed under the plan on the date of the grant. The price at which a stock option may be exercised is determined by our board of directors at the time of the grant. The plan also provides that we may not grant stock options to any person or that person's associates that will in aggregate, when exercised, exceed in any 12 month period 5 percent of our issued and outstanding common shares.

As of February 19, 2007, our Canadian stock option plan was amended and restated as follows: (a) to provide that the total number of common shares that may be issued upon the exercise of stock options issued under the plan plus the total number of common shares that may be issued upon the exercise of stock options issued under a stock option plan, dated January 5, 2007, for United States based employees cannot exceed 20 percent of the total number of common shares issued and outstanding from time to time; (b) to set out the circumstances under which the number and class of shares issuable upon the exercise of a stock option will be adjusted; (c) to allow for the immediate vesting of all unexpired and unvested stock options in the event of a change of control of our company and for the acceleration of the vesting of stock options at the discretion of the administrator appointed under the plan; (d) to set out how the exercise price of a stock option may be paid and specifically to provide for a (cashless) net exercise option; (e) to provide that our company's obligation to issue shares upon the exercise of a stock option is dependant upon certain factors, including the compliance of the shares with any applicable laws; (f) to provide an option holder is responsible for the payment of any withholding taxes in respect of the exercise of a stock option; (g) to set out the discretion of our board of directors in respect of various matters concerning the interpretation of the plan and the granting and exercise of stock options and, specifically, the discretion to extend the expiry date of the stock options and to determine the price per share at which a stock option may be exercised; and (h) to correct minor typographical and grammatical errors and inconsistencies in the text of the plan.

As of January 5, 2007, our board of directors adopted a stock option plan for U.S. resident directors, senior officers, employees and consultants. The material terms of the plan are: (a) the number of common shares reserved for issuance under the plan is 20 percent of the issued and outstanding common shares from time to time less the number of stock options granted under our Canadian stock option plan; (b) the plan is to be administered by our board of directors, except that the board of directors may, in its discretion, establish a committee composed of two or more members of the board or two or more other persons to administer the plan; (c) incentive stock options (stock options which qualify under Section 422 of the Internal Revenue Code of 1986 (United States) may be granted to any individual who, at the time the option is granted, is resident in the U.S. and who is an employee of our company or any related corporation.; (d) non-qualified stock options (stock options that do not qualify under Section 422 of the Internal Revenue Code of 1986) may be granted to employees and to such other persons who are not employees as the plan administrator shall select, subject to any applicable laws; (f) the plan provides that, generally, the number of shares subject to each stock option, the exercise price, the expiry time, the extent to which such stock option is exercisable and other terms and conditions relating to such stock options will be determined by the board of directors of our company or any committee to which such authority is delegated by the board from time to time; (g) the term of the stock options granted under the plan will not exceed ten years from the date of grant, provided that the term of the stock options will be reduced upon the death of an option holder or if an option holder ceases to be employed by or hold office with our company; (h) the vesting of stock options granted under the plan will be in 25 percent increments, beginning one year from the date of the grant, provided that the plan allows for the immediate vesting of all unexpired and unvested stock options in the event of a change of control of our company and for the acceleration of the vesting of stock options at the discretion of the administrator appointed under the plan; (i) the exercise price of the stock options will be determined by the plan administrator in compliance with applicable laws, including the rules of an applicable stock exchange or national market system; and (j) the plan will terminate when all of the stock options, available for grant thereunder, have been granted or when the plan is otherwise terminated by our company (provided that any stock options outstanding when the plan is terminated will remain in effect until they are exercised or expire).

ITEM 7.                Major Shareholders and Related Party Transactions

A.        Major Shareholders

As of August 8, 2007, there were 72,561,050 common shares of our company issued and outstanding, excluding 4,750,000 common shares held in trust pursuant to an escrow agreement (see "Item 4.A – History and Development of MegaWest Energy Corp." above). The following table sets out persons known to us to be the beneficial owner of more than five (5 percent) of our common shares as of August 8, 2007:

Shareholder	Amount Owned	Percentage of Class(1)
FireBird Global Master Fund II LTD & LTD	4,360,000	6.0%
Gundyco I/T/F Pinetree Resource Partnership	4,150,000	5.7%
Cushing MLP Opportunity Fund I LP	4,000,000	5.5%
Notes:
(1)

Based on 72,561,050 common shares issued and outstanding as of August 8, 2007, excluding 4,750,000 common shares issued and held in trust pursuant to an escrow agreement (see "Item 4.A – History and Development of MegaWest Energy Corp." above).

The voting rights of our major shareholders do not differ from the voting rights of shareholders who are not major shareholders.

Other than as disclosed herein, there has been no significant change in the percentage ownership of any of our major shareholders during the fiscal years ended April 30, 2007, 2006 and 2005. During the fiscal year ended April 30, 2007, we issued 70,848,550 common shares.

Our major shareholders as at April 30, 2006 were Terry Amisano, Kevin Hanson, Alan Crawford and Gregory Burnett, who held 500,000, 500,000, 250,000 and 250,000 of our issued and outstanding common shares, respectively. As of August 8, 2007, each of these respective individuals beneficially own less than 1 percent of our issued and outstanding common shares, respectively, and ceased to be major shareholders.

As of August 7, 2007, Pacific Corporate Trust Company, our registrar and transfer agent, reported that of our company's 77,311,050 issued and outstanding common shares (including 4,750,000 held in escrow), 44,556,758 common shares were registered to Canadian residents (374 shareholders), 23,013,440 common shares were registered to residents of the US (75 shareholders) and 9,740,852 common shares were registered to residents of countries other than Canada or the US (20 shareholders).

To the best of our knowledge, we are not directly or indirectly owned or controlled by another corporation, by any foreign government or by any other natural or legal person.

There are no arrangements known to us, the operation of which may at a subsequent date result in a change in the control of our company.

B.        Related Party Transactions

Other than as disclosed herein, to the best of our knowledge, there have been no material transactions or loans from May 1, 2006 to August 8, 2007 between our company and: (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, our company; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of our company that gives them significant influence over our company, and close members of any such individual's family; (d) key management personnel of our company, including directors and senior management of our company and close members of such individuals' families; and (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence.

We entered into the following related party transactions during the year ended April 30, 2007. These transactions were measured by the exchange amount, which is the amount agreed upon by the transacting parties.

1.	During the nine months ended January 31, 2007, we incurred $87,608 (2006 - $26,797; 2005 - $23,926) in general and administrative costs to entities controlled by former directors.

2.	We incurred $5,463 in consulting fees to Dr. Gail Bloomer a Director of our company.

3.

Our Chief Financial Officer, George Orr, is affiliated with a company that assisted us in completing the share issue private placements and that provides us with ongoing investor relations services. For the year ended April 30, 2007 we paid $75,000 for these services.

4.	At April 30, 2006, accounts payable and accrued liabilities includes $34,078 (2005 - $17,340) to a partnership controlled by two directors of the Company.

5.	During the year ended April 30, 2005, former directors and officers were issued 1,250,000 shares at $0.001 per share pursuant to a private placement.

6.

As described in "Item 6.B. – Compensation" above, 10,000,000 assignable warrants (exercisable for common shares at US$0.10 per share for a period of six months from vesting date) were granted to Endurance Energy Consulting Ltd., a private company controlled by that R. William Thornton (a director and our Chief Operating Officer), and 9,000,000 assignable warrants (exercisable for common shares at US$0.10 per share for a period of six months from vesting date) were granted to Gladrock Energy LLC, a private company that is controlled by Dr. Gail Bloomer, which vested when the Kentucky Reserves acquisition closed.

7.

Pursuant a form of debt settlement and subscription agreement dated December 21, 2006, entered into with each of Karkrash Holdings Ltd., Carob Management Ltd. (a private company controlled by Gregory Burnett, a former director of our company), Brian Hanson, Roy Brown and Amisano Hanson, Chartered Accountants, we issued 600,000 common shares to the said subscribers in settlement of $167,500 of debt.

8.

The acquisitions of the assets of Deerfield Kansas, Deerfield Missouri and Trinity (as described in "Item 4.A. – History and Development of MegaWest Energy Corp." above) are considered related party transactions, since at the respective acquisition dates, George T. Stapleton, II (a director and the President and Chief Executive Officer of our company) was also the president and unitholder of Trinity (47.37 percent of issued and outstanding units) and Deerfield Missouri (15.86 percent of the issued and outstanding units), the parent company of Deerfield Kansas.

As a result, George T. Stapleton, II, or a private company controlled by him, received i) 39,650 of the common shares issued for the assets of Deerfield Kansas, ii) US$204,300 cash from Deerfield Missouri, including a change of control fee, and is entitled to receive, pending escrow release, an additional US$47,580 and 753,350 common shares and iii) 45,000 class B exchange shares of our subsidiary, MegaWest USA convertible into 4,500,000 common shares and US$94,737 cash of the consideration issued to Trinity.

ITEM 8.                Financial Information

Financial Statements filed as part of this Annual Report

Consolidated Financial Statements of MegaWest Energy Corp.

-	Report of Independent Registered Public Accounting Firm dated July 25, 2007, together with Comments by Auditor for U.S. Readers in Canada – U.S. Reporting Conflict

-	Consolidated Balance Sheets at April 30, 2007 and 2006

-	Consolidated Statements of Operations and Deficit for the years ended April 30, 2007, 2006 and 2005

-	Consolidated Statements of Cash Flows for the years ended April 30, 2007, 2006 and 2005

-	Consolidated Statement of Shareholder's Equity (Deficiency in Assets) for the years ended April 30, 2007, 2006 and 2005

-	Notes to Consolidated Financial Statements April 30, 2007

Financial Statements of MegaWest Energy Corp. (formerly Brockton Capital Corp.)

-	Auditors Report dated August 25, 2006, together with Comments by Auditor for U.S. Readers in Canada – U.S. Reporting Difference

-	Balance Sheets at April 30, 2006 and 2005

-	Statements of Operations for the years ended April 30, 2006, 2005 and 2004 and for the period February 8, 2000 (Date of Incorporation) to April 30, 2006

-	Statements of Cash Flows for the years ended April 30, 2006, 2005 and 2004 and for the period February 8, 2000 (Date of Incorporation) to April 30, 2006

-	Statement of Shareholder's Equity (Deficiency) for the period February 8, 2000 (Date of Incorporation) to April 30, 2006

-	Notes to the Financial Statements April 30, 2006, 2005 and 2004

The financial statements can be found under "Item 18 - Financial Statements" below.

Significant Changes

Other than as disclosed herein, no significant change has occurred in our financial statements since the fiscal year ended April 30, 2007.

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

ITEM 9.                The Offer and Listing

A.        Offer and Listing Details

Our common shares are traded on the OTC Bulletin Board under the symbol "MGWSF". Our common shares were listed on the Canadian Venture Exchange (now the TSX Venture Exchange) from August 27, 2001 to June 16, 2004. On March 28, 2005, our common shares were listed for trading on the OTC Bulletin Board under the symbol "BCKOF". Effective March 6, 2007, our trading symbol was changed to "MGWSF".

The annual high and low market prices for our common shares for the five most recent full fiscal years are as follows:

Year Ended	TSX Venture Exchange		OTC Bulletin Board
	High	Low	High	Low
April 30, 2007	N/A	N/A	US$2.75	US$0.50
April 30, 2006	N/A	N/A	US$1.01	US$0.30
April 30, 2005	N/A	N/A	No trades	No trades
April 30, 2004	$0.65	$0.25	N/A	N/A
April 30, 2003	$0.50	$0.25	N/A	N/A

The high and low market prices for our common shares for each full financial quarter for the two most recent full fiscal years on the OTC Bulletin Board were as follows:

Quarter Ended	OTC Bulletin Board
	High	Low
April 30, 2007	US$2.75	US$1.80
January 31, 2007	US$0.52	US$1.90
October 31, 2006	US$0.61	US$0.52
July 31, 2006	US$0.60	US$0.50
April 30, 2006	US$0.80	US$0.40
January 1, 2006	US$0.51	US$0.40
October 31, 2005	US$0.40	US$0.35
July 31, 2005	US$1.01	US$0.30

The high and low market prices of our common shares for each of the most recent six months, from February, 2007 through July, 2007, on the OTC Bulletin Board were as follows:

Month Ended	OTC Bulletin Board
	High	Low
July 31, 2007	US$2.75	US$1.99
June 30, 2007	US$2.60	US$1.90
May 31, 2007	US$2.05	US$1.80
April 30, 2007	US$2.40	US$1.95
March 31, 2007	US$2.75	US$2.00
February 28, 2007	US$1.80	US$2.20

B.        Plan of Distribution

Not applicable.

C.        Markets

Our common shares are quoted on the OTC Bulletin Board under the symbol "MGWSF".

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

Under our articles, and subject to the special rights and restrictions attached to the shares of any class or series of shares, the quorum for the transaction of business at a meeting of our shareholders is two persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least 5 percent of the issued shares entitled to be voted at the meeting.

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

Our articles do not contain any provisions governing the ownership threshold above which shareholder ownership must be disclosed. Securities legislation in Canada, however, requires that we disclose in our annual general meeting proxy statement, holders who beneficially own more than 10 percent of our issued and outstanding shares, and United States Federal securities laws require the disclosure in our annual report on Form 20-F of holders who own more than five percent of our issued and outstanding shares.

C.        Material Contracts

The following summary of certain material provisions of the agreements referenced below is not complete and these provisions are qualified in their entirety by reference to the full text of such agreements.

In July 2007, we entered into an executive employment agreement with George T. Stapleton, II, whereby we have agreed to employ Mr. Stapleton as our Chief Executive Officer effective January 1, 2007. Pursuant to the agreement, Mr. Stapleton will receive an annual salary of US$240,000. As part of the agreement we paid Mr. Stapleton a signing bonus in the amount of US$300,000, issued to Mr. Stapleton 1,000,000 fully vested stock options with an exercise price of US$0.50 per common share exercisable until January 5, 2011 and issued to Mr. Stapleton 500,000 fully vested stock options with an exercise price of US$0.10 per common share which were exercised on March 23, 2007.

In July 2007, we entered into an executive employment agreement with George Orr, whereby we have agreed to employ Mr. Orr as our Chief Financial Officer effective January 2, 2007. Pursuant to the agreement, Mr. Orr will receive an annual salary of $138,000. As part of the agreement we issued to Mr. Orr 1,000,000 fully vested stock options with an exercise price of US$0.50 per common share exercisable until January 5, 2011.

In April 2007, we entered into a membership unit purchase agreement whereby we purchased (though our wholly-owned subsidiary, MegaWest USA) all of the issued and outstanding membership units of Trinity Sands Energy LLC in consideration for US$200,000 in cash and 95,000 exchange shares of MegaWest USA and our release of Trinity of its obligations to us in respect of a promissory note (previously assumed by us) in the amount of US$1,200,000 granted by Trinity to Agosto Corporation Ltd. Each exchange share may be exchanged for US$10 in cash or 100 common shares in our capital during the period January 1, 2008 to July 31, 2008.

In April 2007, we entered into a membership unit purchase agreement whereby we purchased (though MegaWest USA) all of the issued and outstanding membership units of Kentucky Reserves, LLC in consideration for US$3,000,000 in cash and 5,000,000 common shares in our capital.

In April 2007, we entered into a membership unit purchase agreement whereby we purchased (though MegaWest USA) all of the issued and outstanding membership units of Deerfield Energy LLC in consideration for US$800,000 in cash and 4,750,000 common shares in our capital. In connection with the purchase agreement, we entered into an escrow agreement whereby part of the consideration of the Deerfield Energy LLC acquisition was placed into escrow, to be released under certain conditions.

In March 2007, we entered into an asset purchase agreement whereby we purchased (though MegaWest USA) all of the assets of Deerfield Energy Kansas Corp. in consideration for 250,000 common shares in our capital and our release of Deerfield Energy LLC (the parent of Deerfield Energy Kansas Corp.) of its obligations to us in respect of a promissory note (previously assumed by us) in the amount of US$500,000 granted by Deerfield Energy LLC to Agosto Corporation Ltd. in the amount of US$500,000.

In February 2007, we entered into an agreement with a consultant, Mercury Capital Inc., to provide advisory services to our company whereby we have agreed to issue to the consultant up to 750,000 common shares. At August 8, 2007, 500,000 of the shares were issued and the remainder are issuable in 125,000 common share tranches on August 15, 2007 and November 15, 2007.

In respect of a private placement that was completed on March 1, 2007, we entered into a form of private placement subscription agreement with various accredited investors whereby we issued 27,448,550 units, at a price of US$1.00 per unit, for aggregate proceeds of $32,115,870, each of which units consists of one common share and one-half of one common share purchase warrant, with each whole warrant entitling the holder to purchase an additional common share at an exercise price of US$1.30 for a period of one year.

In respect of a private placement that was completed on March 1, 2007, we entered into a rights agreement with an accredited investor whereby we issued rights to buy 375,000 units at a price of US$1.00 per unit, of which each unit consists of one common share and one-half of one common share purchase warrant, with each whole warrant entitling the holder to purchase an additional common share in our capital at an exercise price of US$1.30 for a period of one year.

In respect of a private placement that was completed on January 5, 2007, we entered into a form of private placement subscription agreement with various accredited investors whereby we issued 8,425,000 units, at a price of US$0.50 per unit, for aggregate proceeds of $4,992,231, each of which units consists of one common share and one-half of one common share purchase warrant, with each whole warrant entitling the holder to purchase an additional common share at an exercise price of US$1.00 for a period of one year.

In respect of a private placement that was completed on January 5, 2007, we entered into a rights agreement with an accredited investor whereby we issued rights to buy 180,000 units at a price of US$0.50 per unit, of which each unit consists of one common share and one-half of one common share purchase warrant, with each whole warrant entitling the holder to purchase an additional common share at an exercise price of US$1.00 for a period of one year.

Pursuant to a form of debt settlement and subscription agreement dated December 21, 2006, entered into with each of Karkrash Holdings Ltd., Carob Management Ltd., Brian Hanson, Roy Brown and Amisano Hanson, Chartered Accountants, we issued 600,000 common shares to the said subscribers in settlement of $167,500 of debt.

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

Pursuant to a letter of intent dated December 20, 2006, entered into with Trinity Sands Energy LLC and its unitholders in respect of our purchase of all of the issued and membership units of Trinity Sands Energy LLC, we entered into an assumption and loan conversion agreement with a private company, Agosto Corporation Ltd. dated

December 20, 2006, as amended, whereby we assumed the repayment of a US$1,200,000 loan made by Agosto to Trinity Sands Energy LLC. In exchange for the assumption of Agosto loan, we issued a convertible promissory note to Agosto in the amount of US$1,200,000 with simple interest accruing at a rate of 6 percent per annum.

Pursuant to a letter of intent dated December 20, 2006, entered into with Deerfield Energy LLC in respect of our acquisition of all of the assets of Deerfield Energy LLC, we entered into an assumption and loan conversion agreement with Agosto Corporation Ltd. dated December 20, 2006, as amended, whereby we assumed the repayment of a US$500,000 loan made by Agosto to Deerfield Energy LLC. In exchange for the assumption of Agosto loan, we issued a convertible promissory note to Agosto in the amount of US$500,000 with simple interest accruing at a rate of six percent per annum.

In respect of a private placement that was completed December 18, 2006, we entered into a form of private placement subscription agreement with various accredited investors whereby we issued 23,500,000 common shares of our company at US$0.10 per common shares for aggregate proceeds of $2,707,168.

Effective December 15, 2006, we entered into an executive employment agreement with R. William Thornton, whereby we have agreed to employ Mr. Thornton as our Chief Operating Officer as January 1, 2007. Pursuant to the agreement, Mr. Thornton will receive an annual salary of $250,000. Upon execution of the agreement we paid Mr. Thornton a signing bonus in the amount of US$250,000, issued to Mr. Thornton 1,000,000 stock options with an exercise price of US$0.50 per common share exercisable until January 5, 2011 and issued to Mr. Thornton 500,000 stock options with an exercise price of US$0.10 per common share exercisable until December 21, 2011.

D.        Exchange Controls

There are no government laws, decrees or regulations in Canada which restrict the export or import of capital or which affect the remittance of dividends, interest or other payments to non-resident holders of our common shares. Any remittances of dividends to United States residents and to other non-residents are, however, subject to withholding tax. See "Item 10.E - Taxation" below.

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

  the non-resident holder;

  persons with whom the non-resident holder did not deal at arm's length; or

  the non-resident holder and persons with whom such non-resident holder did not deal at arm's length,

owned, or had an interest in an option in respect of, not less than 25 percent of the issued shares of any class of our capital shares at any time during the 60 month period immediately preceding the disposition of such shares. In the case of a non-resident holder to whom shares of our company represent taxable Canadian property and who is resident in the United States, no Canadian taxes will generally be payable on a capital gain realized on such shares by reason of the Treaty unless the value of such shares is derived principally from real property situated in Canada.

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

The following discussion is based upon the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations, published Internal Revenue Service (IRS) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time. In addition, this discussion does not consider the potential effects, both adverse and beneficial, of any recently proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time. No assurance can be given that the IRS will agree with such statements and conclusions, or will not take, or a court will not adopt, a position contrary to any position taken herein.

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

U.S. Holders

As used herein, a "U.S. Holder" includes a holder of less than 10 percent of our common shares who is a citizen or resident of the United States, a corporation created or organized in or under the laws of the United States or of any political subdivision thereof, any entity which is taxable as a corporation for U.S. tax purposes and any other person or entity whose ownership of our common shares is effectively connected with the conduct of a trade or business in the United States. A U.S. Holder does not include persons subject to special provisions of Federal income tax law, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals or foreign corporations whose ownership of our common shares is not effectively connected with the conduct of a trade or business in the United States and shareholders who acquired their shares through the exercise of employee stock options or otherwise as compensation.

Distributions

The gross amount of a distribution paid to a U.S. Holder will generally be taxable as dividend income to the U.S. Holder for U.S. federal income tax purpose to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions which are taxable dividends and which meet certain requirements will be "unqualified dividend income" and taxed to U.S. Holders at a maximum U.S. federal rate of 15 percent. Distributions in excess of our current and accumulated earnings and profits will be treated first as a tax-free return of capital to the extent the U.S. Holder's tax basis in the common shares and, to the extent in excess of such tax basis, will be treated as a gain from a sale or exchange of such shares.

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

F.        Dividends and Paying Agents

Not applicable.

G.        Statements by Experts

Not applicable.

H.        Documents on Display

Documents and agreements concerning our company referred to in this annual report may be viewed by appointment during normal business hours at our registered and records office at Suite 800 - 885 West Georgia Street, Vancouver, British Columbia, Canada, V6C 3H1.

I.        Subsidiary Information

As of the date of this annual report, we have the following direct and indirectly owned subsidiaries incorporated in the United States:

Subsidiary	Acquisition Date	Ownership Percentage
MegaWest Energy (USA) Corp.	-(1)	99%(2)
MegaWest Energy Texas Corp. (formerly Trinity Sands Energy LLC)	April 25, 2007	100%
MegaWest Energy Kentucky Corp. (formerly Kentucky Reserves, LLC)	April 2, 2007	100%
MegaWest Energy Missouri Corp. (formerly Deerfield Energy LLC)	April 5, 2007	100%
MegaWest Energy Kansas Corp. (formerly Deerfield Energy Kansas Corp.)	April 5, 2007	100%

Notes:
(1)	Incorporated on January 9, 2007.
(2)

The remaining 1 percent ownership is held by the former unitholders of Trinity Sands Energy LLC through the exchange shares discussed in "Item 4.A – History and Development of MegaWest Energy Corp." above.

ITEM 11.               Quantitative and Qualitative Disclosures About Market Risk

Not applicable.

ITEM 12.               Description of Securities Other Than Equity Securities

Not applicable.

PART II

ITEM 13.               Defaults, Dividend Arrearages and Delinquencies

Not applicable.

ITEM 14.               Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

ITEM 15.               Controls and Procedures

As required by Rule 13a-15 under the Securities Exchange Act of 1934, as of the end of the period covered by this annual report, being April 30, 2007, we have carried out an evaluation of the effectiveness of the design and operation of our company's disclosure controls and procedures. This evaluation was carried out under the supervision and with the participation of our company's management, including our Chief Executive Officer and our Chief Financial Officer. Based upon that evaluation, our Chief Executive Officer and our Chief Financial Officer concluded that our disclosure controls and procedures are effective as at the end of the period covered by this annual report. There have been no significant changes in our internal controls over financial reporting that occurred during our most recent fiscal quarter that have materially affected, or are reasonably likely to materially affect our internal controls over financial reporting.

Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed in our reports filed or submitted under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported, within the time period specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in our reports filed under the Securities Exchange Act of 1934 is accumulated and communicated to management including our chief executive officer and chief financial officer as appropriate, to allow timely decisions regarding required disclosure.

ITEM 16.               Reserved

ITEM 16A.            Audit Committee Financial Expert

Our board has determined that we have one member of our audit committee that qualifies as an "audit committee financial expert" as defined in Item 401(e) of Regulation S-B. We believe that the members of our board of directors, who are the same members of our audit committee, are collectively capable of analyzing and evaluating our financial statements and understanding internal controls and procedures for financial reporting.

Our board of directors has determined that Brad Kitchen and Brian Evans qualify as "independent" members of our audit committee as that term is defined in Rule 4350(d) of the Marketplace Rules of the National Association of Securities Dealers (NASD). The remaining member of our audit committee is not "independent" as defined in Rule 4350(d) of the Marketplace Rules of the NASD. We believe that having an audit committee that consists entirely of independent directors is not warranted in our circumstances given the early stages of our development and the fact that we have not generated revenues to date.

ITEM 16B.              Code of Ethics

We have not adopted a written code of ethics that meets the new United States' Sarbanes-Oxley standards. We have not seen any need to adopt a written code of ethics on the basis that our corporate culture effectively deters wrongdoing and promotes honest and ethical conduct, full, fair and accurate, timely, and understandable disclosure in reports and documents, the compliance with applicable governmental laws, rules and regulations, the prompt internal reporting.

ITEM 16C.             Principal Accountant Fees and Services

Our board of directors appointed KPMG LLP as our principal accountant to audit our financial statements for the fiscal year ended April 30, 2007. Our former principal accountant, Morgan & Company, Chartered Accountants, voluntarily resigned and there were no disagreements between our company and Morgan & Company, Chartered Accountants, on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures. The decision to appoint KPMG LLP as our new principal accountant to audit our financial statements was made by our audit committee and approved by our board of directors.

Audit Fees

The aggregate fees billed by KPMG LLP for professional services rendered for the audit of our annual financial statements for the fiscal year ended April 30, 2007 were $nil. The aggregate fees billed by our former principal accountant, Morgan and Company, Chartered Accountants, for professional services rendered for the audit of our annual financial statements for the fiscal year ended April 30, 2006 were $4,200.

Audit Related Fees

The aggregate fees billed for assurance and related services by KPMG LLP and Morgan and Company, Chartered Accountants, as applicable, relating to the performance of the audit or review of our financial statements for the fiscal years ended April 30, 2007 and 2006 which are not reported under the heading "Audit Fees" above, were $nil and $nil, respectively.

Tax Fees

For the fiscal years ended April 30, 2007 and 2006, the aggregate fees billed for tax compliance, tax advice and tax planning by KPMG LLP and Morgan and Company, Chartered Accountants, as applicable, were $nil and $nil, respectively.

All Other Fees

For the fiscal years ended April 30, 2007 and 2006, the aggregate fees billed by KPMG LLP and Morgan and Company, Chartered Accountants, as applicable, for products and services, other than the services set out above, were $nil and $nil, respectively.

Audit Committee Pre-Approved Procedures

Our audit committee pre-approves all services provided by our principal accountant. All of the services and fees described under the headings "Audit Fees", "Audit Related Fees", "Tax Fees" and "All Other Fees" above were reviewed and approved by the audit committee before the respective services were rendered and none of such services were approved by the audit committee pursuant to paragraph (c)(7)(i) of Rule 2-01 of Regulation S-X.

ITEM 16D.             Exemption from the Listing Standards for Audit Committees

Not Applicable.

ITEM 16E.             Purchases of Equity Securities by our Company and Affiliated Purchasers

Not Applicable.

PART III

ITEM 17.               Financial Statements

Refer to "Item 18 – Financial Statements" below.

ITEM 18.               Financial Statements

Financial Statements Filed as Part of this Annual Report

Consolidated Financial Statements of MegaWest Energy Corp.

-	Report of Independent Registered Public Accounting Firm dated July 25, 2007, together with Comments by Auditor for U.S. Readers in Canada – U.S. Reporting Conflict

-	Consolidated Balance Sheets at April 30, 2007 and 2006

-	Consolidated Statements of Operations and Deficit for the years ended April 30, 2007, 2006 and 2005

-	Consolidated Statements of Cash Flows for the years ended April 30, 2007, 2006 and 2005

-	Consolidated Statement of Shareholder's Equity (Deficiency in Assets) for the years ended April 30, 2007, 2006 and 2005

-	Notes to Consolidated Financial Statements April 30, 2007

Financial Statements of MegaWest Energy Corp. (formerly Brockton Capital Corp.)

-	Auditors Report dated August 25, 2006, together with Comments by Auditor for U.S. Readers in Canada – U.S. Reporting Difference

-	Balance Sheets at April 30, 2006 and 2005

-	Statements of Operations for the years ended April 30, 2006, 2005 and 2004 and for the period February 8, 2000 (Date of Incorporation) to April 30, 2006

-	Statements of Cash Flows for the years ended April 30, 2006, 2005 and 2004 and for the period February 8, 2000 (Date of Incorporation) to April 30, 2006

-	Statement of Shareholder's Equity (Deficiency) for the period February 8, 2000 (Date of Incorporation) to April 30, 2006

-	Notes to the Financial Statements April 30, 2006, 2005 and 2004

(formerly Brockton Capital Corp.)

a Development Stage Company

Consolidated Financial Statements

April 30, 2007 and 2006

REPORT OF MANAGEMENT

To the Shareholders of
MegaWest Energy Corp. (formerly Brockton Capital Corp)

Management is responsible for the preparation of the financial statements and for the consistency of all other financial and operating data presented in this report. To prepare these financial statements, management selects appropriate accounting policies and uses its judgment and best estimates to report events and transactions as they occur. Management has determined such amounts on a reasonable basis in order to ensure that the financial statements are presented fairly, in all material respects.

Management maintains a system of internal controls to ensure, on a reasonable and cost effective basis, that the Company's assets are safeguarded and to facilitate the preparation of relevant, reliable and timely financial information. Management has the responsibility for preparation and fair presentation of the accompanying financial statements, including the financial process that give rise to such consolidated financial statements. This responsibility includes selecting appropriate accounting principles and making objective judgments and estimates in accordance with Canadian generally accepted accounting principle and providing a reconciliation to generally accepted accounting principles in the United States.

It is the responsibility of the audit committee and the board of directors to review the financial statements with management prior to their approval of the financial statements for publication. In addition, the audit committee meets regularly with management and the external auditor to review accounting policies, financial reporting and internal controls. The audit committee is comprised of three financially literate directors, of which two are independent. The audit committee is responsible for the compensation of the external auditor and pre-approves their retention for the appointment and any such fees related to non-audit services.

External auditors have examined the financial statements. Their report is attached to the consolidated financial statements that follow. The audit committee has reviewed these statements with management and the auditors and has reported to the board of directors, who have approved these financial statements.

July 25, 2007

/s/ George T. Stapleton, II	/s/ George Orr

George T. Stapleton, II	George Orr
Chief Executive Officer,	Chief Financial Officer and
President	Director
and Director

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS
To the Board of Directors and Shareholders of
MegaWest Energy Corp. (formerly Brockton Capital Corp)

We have audited the accompanying consolidated balance sheets of MegaWest Energy Corp. as of April 30, 2007 and the consolidated statements of operations and deficit, shareholders' equity and cash flows for the year ended April 30, 2007. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as of April 30, 2007 and the result of its operations and cash flows for the year ended April 30, 2007 in accordance with Canadian generally accepted accounting principles.

Canadian generally accepted accounting principles vary in certain significant respects from United States generally accepted accounting principles. Information relating to the nature and effect of such differences is presented in note 19 to the consolidated financial statements.

The financial statements as at April 30, 2006 and for the years ended April 30, 2006 and 2005 were audited by another auditor who expressed an opinion without reservation on those statements in their report dated August 25, 2006.

/s/ KPMG LLP

KPMG LLP
Calgary, Canada
July 25, 2007

COMMENTS BY INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS ON CANADA –
UNITED STATES OF AMERICA REPORTING DIFFERENCES

The standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph when the financial statements are affected by conditions and events that cast substantial doubt on the company's ability to continue as a going concern, such as those described in note 1 to the consolidated financial statements. Although we conducted our audits in accordance with both Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), our reports to the board of directors and shareholders dated July 25, 2007 is expressed in accordance with Canadian reporting standards which do not permit a reference to such conditions and events in the auditors' report when these are adequately disclosed in the financial statements.

/s/ KPMG LLP

KPMG LLP
Calgary, Canada
July 25, 2007

MegaWest Energy Corp
Consolidated Balance Sheets
April 30

(in Canadian dollars)	2007	2006

Assets
Current assets
Cash and cash equivalents	$29,328,951	$14,141
Accounts receivable and prepaid expenses	125,590	7,298
Inventory (note 3)	-	1
	29,454,541	21,440

Marketable securities (note 4)	1,851,960	-
Restricted cash (note 5)	341,250	-
Property, plant and equipment (note 6)	20,885,096	-
Rights (note 3)	-	10,000
	$52,532,847	$31,440

Liabilities and Shareholders' Equity (Deficiency in Assets)
Current liabilities
Accounts payable and accrued liabilities	$1,301,640	$120,862
Notes payable (note 7)	-	40,000
	1,301,640	160,862

Exchange shares (note 8)	1,061,055	-
Convertible promissory notes (note 7)	1,867,387	-
Asset retirement obligations (note 9)	154,244	-

Shareholders' Equity (Deficiency in Assets)
Share capital	41,168,088	207,342
Warrants	3,729,000	-
Equity portion of exchange shares (note 8)	8,599,442	-
Contributed surplus	13,338,629	168,750
Equity portion of convertible promissory notes (note 7)	120,566	-
Deficit	(18,807,204)	(505,514)
	48,148,521	(129,422)
Future operations (note 1)
Commitments (notes 2 and 8) and contractual obligations (note 16)
	$52,532,847	$31,440

See accompanying notes to consolidated financial statements.

Approved by the Board:

/s/ George T. Stapleton, II	/s/ Brad Kitchen
George T. Stapleton II, Director	Brad Kitchen, Director

MEGAWEST ENERGY CORP
Consolidated Statements of Operations and Deficit
Years ended April 30

(in Canadian dollars)	2007	2006	2005

Interest income	$263,125	$-	$2,261

Expenses
General and administrative (note 18)	5,523,694	104,601	57,292
Foreign exchange loss	1,548,840	-	-
Accretion on promissory notes	71,270	-	-
Depreciation and write-downs (note 3)	12,373	118,344	6,000
	7,156,177	222,945	63,292

Net loss for the year	(6,893,052)	(222,945)	(61,031)

Deficit, beginning of year	(505,514)	(282,569)	(221,538)

Deficit adjustment on related party		-	-
acquisitions (note 2)	(11,408,638)

Deficit, end of year	$(18,807,204)	$(505,514)	$(282,569)

Net Loss per share (note 12)
Basic and diluted	$(0.31)	$(0.04)	$(0.01)

See accompanying notes to consolidated financial statements.

MegaWest Energy Corp
Consolidated Statements of Shareholders' Equity (Deficiency in Assets)
Years ended April 30

	Share Capital
								Shareholder's
				Exchange	Contributed	Equity Portion of		Equity (Deficiency
(in Canadian dollars)	Shares	Amount	Warrants	Shares	Surplus	Convertible Debt	Deficit	in Assets)

Balance, April 30, 2004	4,087,500	$371,592	$-	$-	$-	$-	$(221,538)	$150,054
Cancel escrow shares	(2,250,000)	(168,750)	-		168,750	-	-	-
Private placement	4,500,000	4,500	-	-	-	-	-	4,500
Net loss for the year	-	-	-	-	-	-	(61,031)	(61,031)
Balance, April 30, 2005	6,337,500	207,342	-	-	168,750	-	(282,569)	93,523

Net loss for the year	-	-	-	-	-	-	(222,945)	(222,945)
Balance, April 30, 2006	6,337,500	207,342	-	-	168,750	-	(505,514)	(129,422)

Shares issued on:
Private placements (note 10(a) and (d))	59,373,550	34,203,821	3,729,000	-	368,400	-	-	38,301,221
Acquisitions (notes 2 and 8)	5,250,000	6,062,825	-	8,599,442	-	-	(11,408,638)	3,253,629
Services (note 10(b))	375,000	434,900	-	-	-	-	-	434,900
Debt settlement (note 10(c))	600,000	165,700	-	-	-	-	-	165,700
Exercise of stock options (note 11)	500,000	93,500	-	-	(35,000)	-	-	58,500
Stock based compensation (note 11)	-	-	-	-	1,863,448	-	-	1,863,448
Consulting warrants (note 10(d))	-	-	-	-	1,600,800	-	-	1,600,800
Incentive warrants (note 10(d))	-	-	-	-	9,372,231	-	-	9,372,231
Issue convertible promissory notes (note 7)	-	-	-	-	-	120,566	-	120,566
Net loss for the year	-	-	-	-	-	-	(6,893,052)	(6,893,052)

Balance, April 30, 2007	72,436,050	$41,168,088	$3,729,000	$8,599,442	$13,338,629	$120,566	$(18,807,204)	$48,148,521

See accompanying notes to consolidated financial statements.

MegaWest Energy Corp
Consolidated Statements of Cash Flows
Years ended April 30

(in Canadian dollars)	2007	2006	2005

Operating activities
Net loss for the year	$(6,893,052)	$(222,945)	$(61,031)
Items not involving cash
Stock-based compensation (note 18)	3,899,148	-	-
Unrealized foreign exchange loss	1,606,317	-	-
Accretion on promissory notes	71,270	-	-
Depreciation and write-downs (note 3)	12,373	118,344	6,000
Change in non-cash working capital	879,786	72,877	5,838
	(424,158)	(31,724)	(49,193)
Financing activities
Proceeds from private placements (note 10)	38,301,221	-	4,500
Proceeds from stock option exercises	58,500	-	-
Notes payable (note 7)	(40,000)	40,000	-
	38,319,721	40,000	4,500
Investing activities
Expenditures on capital assets	(836,875)	-	-
Acquisitions net of cash acquired (note 2):
Deerfield Kansas	(6,438)	-	-
Kentucky Reserves	(3,488,794)	-	-
Deerfield Missouri	(666,359)	-	-
Trinity Sands Energy	(82,769)	-	-
Marketable securities (note 3)	(1,851,960)	-	-
Restricted cash (note 5)	(341,250)	-	-
Change in non-cash working capital	341,792	-	-
	(6,932,653)	-	-

Change in cash and cash equivalents	30,962,910	8,276	(44,693)

Exchange rate fluctuations on change in cash and
cash equivalents	(1,648,100)	-	-

Cash and cash equivalents, beginning of year	14,141	5,865	50,558

Cash and cash equivalents, end of year	$29,328,951	$14,141	$5,865

See accompanying notes to consolidated financial statements.

MegaWest Energy Corp
Notes to the Consolidated Financial Statements
For the years ended April 30, 2007, 2006 and 2005
(in Canadian dollars unless otherwise indicated)

MegaWest Energy Corp ("MegaWest") was incorporated on February 8, 2000 in the name of Brockton Capital Corp. under the Company Act in the province of British Columbia, Canada. On February 27, 2007 the Company changed its name to MegaWest Energy Corp. The primary business activity of MegaWest and its subsidiaries (collectively the "Company") is the acquisition, exploration and development of oil and gas properties in North America.

Prior to December 2006, MegaWest was a technology company whose business plan was to acquire the rights to market, sell and distribute a product line of consumer electronic technology products in Canada.

1.	Significant Accounting Policies:

(a)	Future Operations and Basis of Presentation:

These financial statements have been prepared on a going concern basis. The Company incurred a net loss of $6.9 million for the year ended April 30, 2007, as at April 30, 2007 had an accumulated deficit of $18.8 million and positive working capital of $28.2 million. The Company has a U.S. $15 million work commitment on its Kentucky property, which if not met by October 2009, will require the Company to pay a penalty of 37.5 percent on the unspent balance, which was U.S. $14.9 million at April 30, 2007. The Company currently anticipates spending its existing funds in the upcoming fiscal year to acquire, explore and appraise new and existing oil and gas projects.

The ultimate development of the Company's oil and gas projects, if proven commercial, will require additional funding. The Company's future operations are dependent upon its ability to obtain additional financing and ultimately achieve profitable operations. The outcome of these matters cannot be predicted with certainty at this time. These financial statements do not include any adjustments to the amounts and classification of assets and liabilities that may be necessary should the Company be unable to secure additional funding or obtain profitable operations.

These consolidated financial statements have been prepared using generally accepted accounting principles ("GAAP") in Canada. The impact of material differences between Canadian and U.S. GAAP on the consolidated financial statements is disclosed in note 19.

(b)	Principles of Consolidation:

These financial statements include the accounts of MegaWest and its subsidiaries from their respective acquisition dates (note 2). All intercompany balances and transactions have been eliminated.

Ownership
Subsidiary	Acquisition Date	Percentage
MegaWest Energy Corp USA	(i)	99%(i)
MegaWest Energy Texas Corp (formerly Trinity Sands Energy LLC)	April 25, 2007	100%
MegaWest Energy Kentucky Corp (formerly Kentucky Reserves LLC)	April 2, 2007	100%
MegaWest Energy Missouri Corp (formerly Deerfield Energy LLC)	April 5, 2007	100%
MegaWest Energy Kansas Corp (formerly Deerfield Energy Kansas Corp.)	April 5, 2007	100%

(i) incorporated January 9, 2007 (note 8)

(c)	Use of Estimates and Measurement Uncertainty:

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts and other disclosures in these consolidated financial statements. Actual results may differ from those estimates.

MegaWest Energy Corp
Notes to the Consolidated Financial Statements
For the years ended April 30, 2007, 2006 and 2005
(in Canadian dollars unless otherwise indicated)

In particular, the amounts recorded for the value of oil and gas assets are subject to a ceiling test. By their nature, these ceiling test estimates are subject to measurement uncertainty and the impact on the financial statements of future periods could be material.

(d)	Cash and Cash Equivalents:

Cash and cash equivalents consist of highly liquid investments with terms to maturity, at the date of issue, not exceeding 90 days.

(e)	Marketable Securities:

Marketable securities are recorded at the lower of cost or market value.

(f)	Oil and Gas Operations:

The Company follows the full cost method of accounting for oil and gas operations whereby all costs related to exploration and development of oil and gas reserves are capitalized. Such costs are capitalized on a country-by-country basis, which to date there is one cost centre, being the United States.

These capitalized costs will be depleted using the unit-of-production method based on estimated gross proved oil and gas reserves as determined by independent reservoir engineers. Oil and gas reserves and production will be converted into equivalent units based upon relative energy content.

Costs of acquiring and evaluating unproved properties are initially excluded from the depletion calculations. These unevaluated properties are assessed periodically to ascertain whether impairment has occurred. When proved reserves are assigned or the property is considered to be impaired, the cost of the property or the amount of impairment is added to the costs subject to depletion calculations.

In applying the full cost method, the Company calculates a ceiling test whereby the carrying value of oil and gas assets is compared quarterly to the sum of undiscounted future cash flows expected to result from proved reserves and the lower of cost and market of unproved properties. Cash flows are based on third party quoted forward prices, adjusted for transportation and quality differentials. Should the ceiling test result in an excess of carrying value, the Company would then measure the amount of impairment by comparing the carrying amounts of oil and gas assets to an amount equal to the estimated net present value of future cash flows from proved plus probable reserves and the market value of unproved properties. A risk free interest rate would be used to arrive at the net present value of future cash flows. The carrying value of oil and gas assets in excess of the discounted future cash flows would be recorded as a permanent impairment.

Proceeds from the sale of oil and gas assets are applied against capitalized costs, with no gain or loss recognized, unless a sale would alter the rate of depletion and depreciation by more than 20 per cent.

Office furniture and equipment are stated at cost. Depreciation is provided on a declining balance method over the estimated useful lives of the respective assets, at rates ranging from 20 – 30 percent per year.

(g)	Asset Retirement Obligations:

The Company recognizes a liability for the estimated fair value of site restoration and abandonment costs when the obligations are legally incurred and the fair value can be reasonably estimated. The fair value of the obligations is based on the estimated cash flow required to settle the obligations discounted using the Company's credit adjusted risk-free interest rate. The obligation is recorded as a liability with a corresponding increase in the carrying amount of the oil and gas assets. The capitalized amount will be depleted on a unit-of-production method. The liability is increased each period, or accretes, due to the passage of time and a corresponding amount is recorded in the statement of operations as an operating expense. Revisions to the estimated fair value would result in an adjustment to the liability and the capitalized amount in oil and gas assets.

MegaWest Energy Corp
Notes to the Consolidated Financial Statements
For the years ended April 30, 2007, 2006 and 2005
(in Canadian dollars unless otherwise indicated)

(h)	Convertible Promissory Notes:

Convertible promissory notes were recorded at the amount of proceeds received less the amount attributed to the conversion feature which is included as part of shareholders' equity. The liability component is accreted to the face value of the promissory note at maturity on an effective yield basis. The accretion is charged to the statement of operations as interest expense.

(i)	Foreign Currency Translation:

The Company's subsidiaries are considered financially and operationally integrated. The Canadian dollar is the parent company's functional currency and the U.S. dollar is the functional currency of all subsidiaries. As a result, monetary assets and liabilities denominated in foreign currencies are translated to Canadian dollars at the exchange rate in effect at the balance sheet date and non-monetary assets and liabilities at the exchange rates in effect at the time of the transactions. Revenues and expenses are translated to Canadian dollars at rates approximating exchange rates in effect at the time of the transactions. Exchange gains and losses resulting from the period-end translation of monetary assets and liabilities denominated in foreign currencies are recorded in the statement of operations.

(j)	Oil and Gas Revenue:

After an oil and gas project becomes commercial, sales of crude oil and natural gas will be recognized in the period in which the product is delivered to the customer. Oil and gas revenue represents the Company's share and is recorded net of royalty payments to governments and other mineral interest owners.

(k)	Stock-Based Compensation:

The Company accounts for all stock options, consulting and incentive warrants granted using the fair value method. Under this method, compensation expense is measured at fair value on the grant date using the Black-Scholes option pricing model and recognized over the vesting period with a corresponding credit to contributed surplus. Compensation expense is adjusted for the estimated amount of forfeitures, awards forfeited due to a failure to satisfy the service requirement for vesting, in the period in which the stock options expire.

Consideration received upon the exercise of stock options and warrants together with the amount of non-cash compensation expense recognized in contributed surplus is recorded as share capital.

(l)	Income Taxes:

The Company uses the asset and liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current year and future tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying value and tax basis of assets and liabilities.

Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which these differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment. A valuation allowance is recorded against any future income tax asset if it is more likely than not that the asset will not be realized.

MegaWest Energy Corp
Notes to the Consolidated Financial Statements
For the years ended April 30, 2007, 2006 and 2005
(in Canadian dollars unless otherwise indicated)

(m)	Per Share Amounts:

Basic per share amounts are computed by dividing the earnings or loss by the weighted average shares outstanding during the reporting period. Diluted amounts for options and warrants are computed using the treasury stock method. The treasury stock method assumes that proceeds received from the exercise of in-the-money stock and purchase warrants are used to repurchase shares at the average market price for the period. The difference between the number of shares that could have been purchased at market prices in the period and the number of in-the-money options and warrants is added to the weighted average shares outstanding. Dilutive amounts for convertible promissory notes are determined by adding the maximum number of shares that could be converted on the balance sheet date to the weighted average shares outstanding.

(n)	Comparative Figures:

Certain comparative figures have been reclassified to conform to the current year's presentation.

(o)	Impact of New Canadian GAAP Accounting Standards:

In December 2006, the Canadian institute of Chartered Accountants ("CICA") approved Section 1535 "Capital Disclosure" ("S.1535"), Section 3862 "Financial Instruments – Disclosures" ("S.3862") and Section 3863 "Financial Instruments – Presentation" ("S.3863"). S.1535 established standards for disclosing information about capital and how it is managed. The objective of S.3862 is to require entities to provide disclosures that enable users to evaluate both the significance of financial instruments for the entity's financial position and performance; and the nature and extent of risk arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and how the entity manages those risks. The purpose of S.3863 is to enhance financial statement users' understanding of the significance of financial instruments to an entity's financial position, performance and cash flows. These sections apply to interim and annual financial statements relation to fiscal years beginning on or after October 1, 2007. Management is in the process of reviewing the requirements of these recent sections.

In July 2006, the CICA approved Section 1506 "Accounting Changes". The objective of this section is to prescribe the criteria for changing accounting policies, together with the accounting treatment and disclosure of change in accounting policies, changes in accounting estimates and correction of errors. This section is intended to enhance the relevance and reliability of an entity's financial statements and the comparability of those financial statements over time and with financial statements of other entities. This section applies to interim and annual financial statements relating to fiscal years beginning on or after January 1, 2007.

In January 2005, the CICA approved Section 1530 "Comprehensive Income" ("S.1530"), Section 3855 "Financial Instruments – Recognition and Measurements" ("S.3855") and Section 3865 "Hedges" ("S.3865") to harmonize financial instruments and hedge accounting with International Financial Reporting Standards and introduce the concept of comprehensive income. S.1530 requires presentation of certain gains and losses outside of net income, such as unrealized gains or losses related to hedges or other derivative instruments. S.3855 establishes standards for recognizing and measuring financial assets and financial liabilities and non-financial derivatives as required to be disclosed under Section 3861 "Financial Instruments Disclosure and Presentation". S.3865 establishes standards for how and when hedge accounting may be applied. These sections apply to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006. Management is in the process of reviewing the requirements of these recent sections.

MegaWest Energy Corp
Notes to the Consolidated Financial Statements
For the years ended April 30, 2007, 2006 and 2005
(in Canadian dollars unless otherwise indicated)

2.	Acquisitions:

The Company completed the following acquisitions. The operations of each entity are included in the consolidated financial statements from the closing date.

	(a)	Assets of Deerfield Energy Kansas LLC ("Deerfield Kansas"):

On March 26, 2007 MegaWest acquired the net assets of Deerfield Kansas in exchange for 250,000 common shares of MegaWest and the prior assumption of a $591,250 (U.S. $500,000) note payable to a third party. The value of the common shares issued was based on the cash consideration received for recent private placements of shares around the closing date. Deerfield Kansas is a development stage oil and gas company that owned certain oil and gas equipment and held 100 percent working interest in 392 undeveloped acres of oil and gas leases in Kansas.

	(b)	Kentucky Reserves LLC ("Kentucky Reserves"):

On April 2, 2007 MegaWest acquired 100 percent of the membership units of Kentucky Reserves in exchange for $3,412,500 (U.S. $3,000,000) cash and 5,000,000 common shares of the Company. The value of the common shares issued was based on the cash consideration received for recent private placements of shares around the closing date. Kentucky Reserves is a development stage oil and gas company that owned a 62.5 percent working interest in the shallow tar sands rights plus an additional 37.5 percent interest in the deep rights of 27,009 undeveloped acres of oil and gas leases in Kentucky.

Included in the cost of acquisition is $9,372,231 million for 9,000,000 incentive warrants which vested on the acquisition of Kentucky Reserves (see note 10(d)). The fair value of the warrants was estimated to be $1.04 (U.S. $0.90) per warrant and was determined using the Black-Scholes pricing model with the following assumptions: expected volatility 80 percent, risk-free interest rate of 5.10 percent and expected term of 0.5 years.

	(c)	Deerfield Energy LLC ("Deerfield Missouri"):

On April 5, 2007 MegaWest acquired 100 percent of the membership units of Deerfield Missouri in exchange for $926,480 (U.S. $800,000) cash, plus a $144,700 (U.S. $125,000) change in control fee recorded as acquisition expenses, and 4,750,000 common shares of the Company. Of the total consideration, $575,050 (U.S. $500,000) cash and the change in control fee was paid on the closing date, the remaining consideration is contingent upon meeting the terms of an escrow agreement. Pursuant to this agreement, the shares and cash can be released on a pro-rata basis based on either the modification of certain development agreements into oil and gas leases or until 4,000 acres of replacement acreage have been leased.

The value of the common shares issued was based on the cash consideration received for recent private placements of shares around the closing date. Deerfield Missouri is a development stage oil and gas company party to oil development agreements on 7,620 undeveloped acres and also holds all of the issued and outstanding units of Deerfield Kansas.

	(d)	Trinity Sands Energy LLC ("Trinity"):

On April 25, 2007 MegaWest acquired 100 percent of the membership units of Trinity in exchange for $227,500 (U.S. $200,000) cash, the prior assumption of a $1,361,085 (U.S. $1,200,000) note payable to a third party and 95,000 shares of a MegaWest subsidiary exchangeable into 9,500,000 common shares of the Company. The value of the common shares issued was based on the cash consideration received for recent private placements of shares around the closing date. Trinity is a development stage oil and gas company that had a 50 percent working interest in 14,948 undeveloped acres of oil and gas leases in Texas, and is party to an earn-in agreement whereby its working interest may be increased to 66.67 and can earn a 66.67 percent working interest in an additional 13,385 undeveloped acres of oil and gas leases.

MegaWest Energy Corp
Notes to the Consolidated Financial Statements
For the years ended April 30, 2007, 2006 and 2005
(in Canadian dollars unless otherwise indicated)

The following table summarizes the estimated net assets acquired and liabilities assumed and the consideration given as of the date of each respective acquisition date.

	Deerfield	Kentucky	Deerfield
	Kansas	Reserves	Missouri	Trinity	Totals
	March 26,	April 2,	April 5,	April 25,
Closing Date	2007	2007	2007	2007

Net Assets Acquired:
Cash	$-	$3,521	$75,330	$166,750	$245,601
Oil and gas assets	440,042	18,633,054	47,012	930,014	20,050,122
Working capital	(13,667)	-	7,058	-	(6,609)
Asset retirement obligations	(160,376)	-	-	-	(160,376)
	$265,999	$18,636,575	$129,400	$1,096,764	$20,128,738
Consideration Given:
Shares
Common shares	250,000	5,000,000	-	-	5,250,000
Exchange shares	-	-	-	95,000	95,000
Incentive warrants	-	9,000,000	-	-	9,000,000

Value of common shares	$290,325	$5,772,500	$-	$-	$6,062,825
Value of exchange shares	-	-	-	9,660,497	9,660,497
Value of incentive warrants	-	9,372,231	-	-	9,372,231
Cash	-	3,412,500	579,050	227,500	4,219,050
Note payable assumed	591,250	-	-	1,361,085	1,952,335
Expenses	6,438	79,344	162,638	22,018	270,438
	888,013	18,636,575	741,688	11,271,100	31,537,376
Deficit adjustment on related party
acquisitions (i)	(622,014)	-	(612,288)	(10,174,336)	(11,408,638)

	$265,999	$18,636,575	$129,400	$1,096,764	$20,128,738
Contingent Consideration:
Shares
Number	-	-	4,750,000	-	4,750,000
Value	$-	$-	$5,500,975	$-	$5,500,975
Cash	-	-	347,430	-	347,430
	$-	$-	$5,848,405	$-	$5,848,405

(i)

The acquisitions of the assets of Deerfield Energy Kansas Corp., Deerfield Missouri and Trinity are considered related party transactions, since at the respective acquisition dates the president and chief executive officer of the Company, was also the president and a unitholder of Trinity (47.37% of issued and outstanding units) and the president and unitholder of Deerfield Missouri (15.86% of the issued and outstanding units), which is also the parent company of Deerfield Kansas.

As a result, the president and chief executive officer of the Company, or a private company controlled by him, received i) 39,650 of the common shares issued for the assets of Deerfield Kansas, ii) U.S.$204,300 cash from Deerfield Missouri, including a change in control fee, and is entitled to receive, pending escrow release, an additional U.S.$47,580 and 753,350 common shares and iii) 45,000 class B exchange shares of our subsidiary, MegaWest USA convertible into 4,500,000 common shares and US$94,737 cash of the consideration issued to Trinity.

3.	Inventory and Rights:

While operating as a technology products distribution company, the Company wrote-off its inventory and costs associated with its rights under a distributor agreement during the years ended April 30, 2007, 2006 and 2005.

MegaWest Energy Corp
Notes to the Consolidated Financial Statements
For the years ended April 30, 2007, 2006 and 2005
(in Canadian dollars unless otherwise indicated)

4.	Marketable Securities:

The Company acquired 7,500,000 common shares of Energy Finders Inc. ("Energy Finders") for $1,851,960 (U.S. $1,650,000) representing approximately nine percent of its issued and outstanding share capital. The Company does not have any representation on the Energy Finders board of directors. As a result, the Company does not believe it exerts influence over Energy Finders. The quoted market price of Energy Finder's shares on April 30, 2007 was U.S. $0.25 per share, converting to an approximate market value of $2,094,000.

5.	Restricted Cash:

The Company deposited $341,250 (U.S. $300,000) in trust pursuant to an escrow agreement entered into as part of the Deerfield Missouri acquisition (see Note 2(c)).

6.	Property, Plant and Equipment:

		Accumulated
April 30, 2007	Cost	Depreciation	Net Book Value

Oil and gas assets – unproven	$20,756,355	$-	$20,756,355
Office furniture and equipment	131,113	2,372	128,741
	$20,887,468	$2,372	$20,885,096

At April 30, 2007, all of the costs associated with oil and gas assets are excluded from depletion calculations.

During the quarter the Company capitalized $176,600 of general and administrative expenses.

7.	Convertible Promissory Notes and Note Payable:

In December 2006, MegaWest assumed two convertible promissory notes totaling $1,952,335 (U.S. $1,700,000) in conjunction with proposed acquisitions (see note 2). As part of the assumption, the Company agreed to the following terms: interest accrues at six percent and the outstanding interest and principal are convertible into MegaWest common shares at U.S. $0.25 per share until June 20, 2008. The fair value of the conversion feature at the date of assumption was estimated to be $120,566 and has been classified as equity. The fair value was estimated at $0.02 (U.S. $0.02) per share using the Black-Scholes option pricing model assuming a volatility of 80 percent, risk free interest rate of 4.90 percent and expected term of eighteen months.

In 2006 the Company issued $40,000 of notes payable to shareholders, including $14,000 to former directors and $2,500 to a current director. The notes payable were repaid in cash during the year ended April 30, 2007.

8.	Exchange Shares:

As part of the consideration given to acquire Trinity (see note 2(d)), MegaWest issued 95,000 class B shares of its subsidiary, MegaWest USA. Each class B exchange share is convertible into 100 MegaWest shares with up to 9,500,000 common shares of MegaWest to be issued. The holders of these MegaWest USA shares have the right to exchange, or can receive a cash payment of U.S. $950,000 (U.S. $10.00 per exchange share) until July 31, 2008, after which the Company can implement a forced exchange of the shares. The cash redemption value of the exchange shares of $1,061,055 (U.S. $950,000) has been recorded as a liability. The estimated fair value of the conversion feature of $8,599,442 has been classified as equity. The fair value was estimated at $1.02 (U.S. $0.91) per exchange share using the Black-Scholes option pricing model assuming a volatility of 80 percent, risk free interest rate of 5.09 percent and expected term of fifteen months.

MegaWest Energy Corp
Notes to the Consolidated Financial Statements
For the years ended April 30, 2007, 2006 and 2005
(in Canadian dollars unless otherwise indicated)

9.	Asset Retirement Obligations:

As at April 30, 2007 the Company had an asset retirement obligation for the equipment and wells acquired as part of the Deerfield Kansas asset purchase (note 2). The present value of this obligation has been projected using estimates of the future costs and the timing of abandonment. At April 30, 2007 the Company estimated the present value of its asset retirement obligations to be $154,244 based on a future undiscounted liability of $260,000. These costs are expected to be incurred within two to ten years. A credit-adjusted risk-free discount rate of ten per cent and an inflation rate of two per cent were used to calculate the present value.

10.	Share Capital and Warrants:

The authorized capital of the Company consists of unlimited common shares without par value and 100,000,000 preferred shares without par value.

(a) Shares Issued on Private Placements:

During the year ended April 30, 2007 the Company closed three private placements, summarized as follows:

		Units / Shares
Closing Date	Offering Price	Issued	Proceeds
December, 2006 (i)	U.S. $0.10	23,500,000	$2,707,168
January and February 2007 (ii)	U.S. $0.50	8,425,000	4,992,234
March, 2007 (iii)	U.S. $1.00	27,448,550	32,115,870
Issue costs (iv)		-	(1,882,451)
		59,373,550	37,932,821
Value ascribed to U.S. $1.30 private placement warrants (iii)			3,446,000
Value ascribed to U.S. $1.00 private placement warrants (ii)			283,000
Net amount recorded to share capital from private placements			$34,203,821

(i)	The December U.S. $0.10 private placement consisted of common shares only.

(ii)

Units of the U.S. $0.50 private placement included one common share and one half share purchase warrant. One whole share purchase warrant entitles the holder to acquire one share for U.S. $1.00. The amount classified to warrants was based on the fair value of the share purchase warrants which was estimated at $0.07 (U.S. $0.06) per warrant, using the Black-Scholes option pricing model assuming a volatility of 80 percent, risk free interest rate of 5.10 percent and expected term of one year.

In connection with placement, the Company granted a consultant rights to purchase 180,000 units under the same terms as the private placement for a period of one year from the date of the placement. The value of these units, recorded as issue costs, was estimated to be $0.22 (U.S. $0.19) per unit, being the sum of the estimated fair value of one share plus one half share purchase warrant. The fair value was estimated using the Black-Scholes option pricing model.

(iii)

Units of the U.S. $1.00 private placement included one common share and one half share purchase warrant. One whole share purchase warrant entitles the holder to acquire one share for U.S. $1.30. The amount classified as warrants was based on the fair value of the share purchase warrants, which was estimated at $0.28 (U.S. $0.24) per warrant using the Black-Scholes option pricing model assuming a volatility of 80 percent, risk free interest rate of 4.95 percent and expected term of one year.

MegaWest Energy Corp
Notes to the Consolidated Financial Statements
For the years ended April 30, 2007, 2006 and 2005
(in Canadian dollars unless otherwise indicated)

In connection with the placement, the Company granted a consultant rights to purchase 375,000 units under the same terms as the private placement for a period of one year from the date of the placement. The value of these units, recorded as issue costs, was estimated to be $0.53 (U.S. $0.45) per unit, being the sum of the estimated fair value of one share plus one half share purchase warrant. The fair value was estimated using the Black-Scholes option pricing model.

(iv)

Included in issue costs of the private placements is $1,514,051 of fees paid in cash, $190,000 representing the fair value of 690,848 share purchase warrants issued and $178,400 representing the fair value of 555,000 units issued in connection with the financing.

(b)	Shares Issued for Services:

In March 2007, the Company entered into an agreement with a consultant to provide advisory services. The consideration for the advisory services is 750,000 common shares of the Company, of which 375,000 were issued as at April 30, 2007. The value of the common shares issued of U.S. $1.00 was based on the cash consideration received for recent private placements of shares around the closing date. The remainder is issuable in 125,000 share tranches on May 15, 2007, August 15, 2007 and November 15, 2007, respectively.

(c)	Shares Issued to Settle Debt:

In December 2006, the Company agreed to issue 600,000 common shares to settle accounts payable of $165,700, which included amounts payable to former directors and officers of the Company.

(d)	Warrants:

Warrants were granted during the year and remain outstanding as of April 30, 2007:

	Warrants Outstanding			Warrants Vested
		Weighted Ave.	Weighted Ave.		Weighted Ave.
Warrant Type	Number	Remaining Life	Exercise Price	Number	Exercise Price
Incentive (i)	19,500,000	0.6 years	U.S. $ 0.10	9,000,000	U.S. $ 0.10
Consulting (ii)	6,000,000	1.7 years	U.S. $ 0.50	6,000,000	U.S. $ 0.50
Private Placement (iii)	18,627,623	0.8 years	U.S. $ 1.23	18,627,623	U.S. $ 1.23
	44,127,623	0.9 years	U.S. $0.63	33,627,623	U.S. $0.80

(i)

The Incentive warrants were issued in an effort to secure additional non-conventional oil and gas prospects. The warrants allow the holders to purchase common shares from the Company at an exercise price of U.S. $0.10 per share, subject to the holder of the warrants bringing to the Company a project that has, at the reasonable opinion of the board of directors, a minimum specified potential value to the Company of at least U.S. $1.00 per warrant. Upon acceptance by the board of directors of a project, the warrant holder will have six months to exercise the warrants. If the holders of the warrants have not delivered a project that is acceptable to the board of directors within one year from the date of issuance then the warrants will expire. The recipients of 19,000,000 incentive warrants are two private companies, one is controlled by a current director and the other is controlled by a current senior officer and director of the Company.

In April 2007, 9,000,000 incentive warrants vested on the closing of the Kentucky Reserves acquisition and $9.4 million was recorded as part of the cost of acquisition.

Compensation costs will be recorded for the remaining 10,500,000 incentive warrants if and when the holders introduce a project to the Company of sufficient value.

MegaWest Energy Corp
Notes to the Consolidated Financial Statements
For the years ended April 30, 2007, 2006 and 2005
(in Canadian dollars unless otherwise indicated)

(ii)

The consulting warrants were issued to various investor relations and other contractors. The consulting warrants vest on grant date, have a term of two years and an exercise price of U.S. $0.50 per share. For the year ended April 30, 2007, the Company recorded $1,600,800 million of stock based compensation expense with a corresponding increase in contributed surplus for these warrants. The fair value of the warrants granted was estimated to be $0.27 (U.S. $0.23) per warrant and was determined using the Black-Scholes pricing model with the following assumptions: expected volatility 80 percent, risk-free interest rate of 4.75 percent and expected term of two years.

(iii)

The private placement warrants were issued in conjunction with the US$0.50 and U.S. $1.00 private placements. The Company calculated the fair value of these warrants using the Black-Scholes pricing model on the date of grant. The fair value of the warrants issued has been accounted for as reduction to share capital with a corresponding increase in the amount of warrants.

11.	Stock Options:

The 2004 stock option plan (the "2004 Plan") allows for an amount of options equaling 10 percent of the outstanding common shares to be reserved for grant. During 2005 and 2006 years no options were issued. During the year ended April 30, 2007, 302,500 previously granted stock options under the 2004 Plan expired unexercised.

On February 19, 2007, the 2007 Stock Option Plan ("2007 plan") was approved at a special general meeting of shareholders. The 2007 Plan specifies that the number of common shares reserved for issuance under the plan is 20 percent of the issued and outstanding common shares less the number of options granted under the 2004 Plan. The term and vesting schedule of the stock options granted is set by the board of directors at the time of grant.

The following table summarizes the changes in stock options outstanding during the years ended April 30, 2007 and 2006:

	Number of	Weighted Avg.
	Options	Exercise Price
Outstanding, April 30, 2005 and 2006	302,500	U.S. $0.15
Granted	10,169,000	0.59
Exercised	(500,000)	0.10
Expired	(302,500)	0.15
Outstanding, April 30, 2007	9,669,000	U.S. $0.62

The following table summarizes information about the options outstanding and exercisable at April 30, 2007:

Options Outstanding			Options Vested
	Weighted Ave.	Weighted Ave.		Weighted Ave.
Options	Remaining Life	Exercise Price	Options	Exercise Price
1,250,000	4.7 years	U.S. $ 0.10	1,250,000	U.S. $ 0.10
5,705,000	3.8 years	$0.50	3,500,000	$0.50
2,464,000	3.9 years	$1.00	750,000	$1.00
250,000	4.9 years	$2.00	41,665	$2.00
9,669,000	4.0 years	U.S. $0.62	5,541,665	U.S. $0.49

MegaWest Energy Corp
Notes to the Consolidated Financial Statements
For the years ended April 30, 2007, 2006 and 2005
(in Canadian dollars unless otherwise indicated)

For the year ended April 30, 2007, the Company recorded $1,863,448 million of stock-based compensation expense related to stock options with a corresponding increase in contributed surplus. The fair value of the options granted for the year ended April 30, 2007 was estimated to be $0.41 (U.S. $0.35) per option and was determined using the Black-Scholes option pricing model with the following assumptions: expected volatility of 80 percent, risk-free interest rate of 5.04 percent and expected lives of four years.

12.	Per Share Amounts:

The loss per share is based on the weighted average shares outstanding for the year. The weighted average shares outstanding for the year ended April 30, 2007 was 22,102,129 (2006 – 6,337,500). There is no change between the basic and diluted per share amounts since the effect of stock options, warrants and convertible promissory notes would be anti-dilutive.

13.	Income taxes:

Income tax expense differs from the amount that would be computed by applying the Canadian federal and provincial statutory income tax rates to the loss for the year as follows:

	2007	2006	2005

Loss for the year	$(6,893,052)	$(222,945)	$(61,031)

Statutory tax rate	34.5%	37.6%	37.6%

Expected income tax recovery	(2,378,103)	(83,827)	(22,948)
Increase (decrease) resulting from:
Non-deductible stock-based compensation	1,345,200	-	-
Change in valuation allowance and other	1,032,903	83,827	22,948
	$-	$-	$-

The components of the April 30 net future income tax asset and liability, after applying corporate income tax rates, are as follows:

	2007	2006
Net future income tax asset:
Capital assets	$3,994,000	$-
Operating losses	636,000	164,452
Share issue costs	436,700	-
Unrealized foreign exchange loss	464,000	-
Marketing rights	-	(11,007)
	5,530,700	153,445
Less: valuation allowance	(5,530,700)	(153,445)
	$-	$-

MegaWest Energy Corp
Notes to the Consolidated Financial Statements
For the years ended April 30, 2007, 2006 and 2005
(in Canadian dollars unless otherwise indicated)

The Company has accumulated operating losses totaling $2,193,166 which expire over the following years:

2008	$2,748
2009	48,867
2010	60,060
2011	157,207
2012	74,847
Thereafter	1,849,437
Totals	$2,193,166

14.	Related Party Transactions:

The Company incurred the following related party transactions in the year ended April 30, 2007. These transactions were measured by the exchange amount, which is the amount agreed upon by the transacting parties.

	(a)	During the nine months ended January 31, 2007, the Company incurred $87,608 (2006 - $26,797; 2005 - $23,926) in general and administrative costs to entities controlled by former directors.

	(b)	During the year, the Company incurred $5,463 in consulting fees to a current director of the Company.

(c)

The Chief Financial Officer ("CFO") is affiliated with a company that assisted MegaWest in completing the share issue private placements and that provides the Company with ongoing investor relations services. For the year ended April 30, 2007 the Company paid $75,000 for these services.

	(d)	At April 30, 2006, accounts payable and accrued liabilities includes $34,078 (2005 - $17,340) to a partnership controlled by two directors of the Company.

	(e)	During the year ended April 30, 2005, former directors and officers were issued 1,250,000 shares at $0.001 per share pursuant to a private placement.

Refer to acquisitions (note 2) and share capital (note 10(b) and (d)) for additional related party transactions.

15.	Financial Instruments:

The Company is exposed to foreign currency fluctuations as it has cash, short-term deposits and accounts payable denominated in U.S. dollars. In addition, a significant portion of the Company's operating activities are conducted in U.S. dollars. There are no exchange rate contracts in place.

The fair value of the Company's financial instruments, including cash and cash equivalents, accounts receivable, and accounts payable and accrued liabilities approximate their carrying values due to their short terms to maturity.

At April 30, 2007, the fair values of the convertible promissory notes and exchange shares were estimated to be $5,924,000 and $9,660,000, respectively. The fair value was determined using the Black-Scholes option pricing model at April 30, 2007.

16.	Commitments and Contractual Obligations:

	(a)	Contractual Obligations:

As part of the acquisition of Kentucky Reserves (see note 2), the Company is obligated to spend U.S. $15,000,000 on the project by October 2009. In the event the Company does not complete this work program, the Company is obligated to pay 37.5 percent of the unspent balance to its joint venture partner.

As part of the Deerfield Kansas acquisition, MegaWest is obligated to pay Central Production Company Inc. ("CPC") a net revenue interest up to a maximum of U.S. $750,000 on net revenues generated from the Chetopa project. The net revenue interest becomes payable after the Company recovers 100 percent of its capital and operating costs, and will be paid quarterly from 25 percent of the project's net revenues.

MegaWest Energy Corp
Notes to the Consolidated Financial Statements
For the years ended April 30, 2007, 2006 and 2005
(in Canadian dollars unless otherwise indicated)

(b)	Office and Equipment Leases:

The Company is committed to office and equipment leases over the next five fiscal years as follows:

2008	$239,438
2009	241,620
2010	241,620
2011	241,620
2012	237,836
Thereafter	420,836
Total	1,622,970

Included in the above commitments are costs associated with an office lease entered into subsequent to April 30, 2007.

(c)	Severance Obligations:

Pursuant to employment agreements with three senior officers, the Company is obligated to pay $688,000 under certain events around employment termination.

(d)

The Company pledged a $30,000 guaranteed investment certificate as collateral against a letter of credit issued by the Company for the start up of its oil and gas operations in Kansas. Subsequent to April 30, 2007 the restrictions were removed and the letter of credit was cancelled.

17.	Supplemental Cash Flow Information:

The following non-cash transactions were excluded from the statement of cash flows:

	(a)	Year ended April 30, 2007:

		(i)	The Company issued 600,000 shares to settle outstanding debts ($165,700) and 375,000 shares for consulting services ($434,900).

		(ii)	The shares and debt assumed as part of the consideration given for the acquisitions (note 2) is non-cash.

	(b)	Year ended April 30, 2005:

		(i)	The Company cancelled and returned to treasury 2,250,000 common shares previously issued at $0.075 per share ($168,750). The amount paid for these shares has been recorded as contributed surplus.

		(ii)	The Company acquired rights in exchange for notes and accrued interest receivable of $123,610.

MegaWest Energy Corp
Notes to the Consolidated Financial Statements
For the years ended April 30, 2007, 2006 and 2005
(in Canadian dollars unless otherwise indicated)

18.	General and Administrative Expenses:

General and administrative expenses for the years ended April 30 consisted of:

	2007	2006	2005

Stock-based compensation:
Stock options	$1,863,448	$-	$-
Consulting warrants	1,600,800	-	-
Shares issued for services	434,900	-	-
	3,899,148	-	-
Salaries and benefits	1,171,885	-	-
Professional fees	332,218	83,720	36,874
Office and operations	297,043	20,881	20,418
Capitalized portion	(176,600)	-	-
	$5,523,694	$104,601	$57,292

19.	Additional Disclosures Required under U.S. Generally Accepted Accounting Principles:

The consolidated financial statements have been prepared in accordance with GAAP as applied in Canada. For the years ended April 30, 2007, Canadian GAAP conforms in all material respects with U.S. GAAP except for certain matters, detailed in the following. For the years ended April 30, 3006 and 2005, Canadian GAAP conforms in all material respects with U.S. GAAP.

	(a)	Consolidated Balance Sheets:

The application of U.S. GAAP has the effects on the following consolidated balance sheet items as at April 30, 2007:

		Property, Plant
	Marketable	and
Assets	Securities	Equipment
Canadian GAAP:	$1,851,960	$20,885,096

Adjustments for:
Oil and gas assets on acquisition of Kentucky
(ii)	-	21,820,050
Marketable securities to fair value (iii)	242,040	-

U.S. GAAP	$2,094,000	$42,705,146

(i)

There are certain differences between the full cost method of accounting for oil and gas assets as applied in Canada and in the U.S. The principal difference is in the method of performing ceiling test evaluations under the full cost method. Canadian GAAP requires the ceiling test evaluation to use estimates of future oil and gas prices and costs plus the value of unproved properties on an undiscounted basis. To calculate the amount of impairment, the future net cash flows of a cost center's proved and probable reserves are discounted using a risk-free interest rate.

In the ceiling test evaluation for U.S. GAAP purposes, under Regulation S-X, future net cash flows from proved reserves using period-end, non-escalated prices and costs, are discounted to present value at 10 percent per annum plus the value of unproved properties is compared to the carrying value of oil and gas assets.

There is no GAAP difference for the year end April 30, 2007 related to oil and gas assets.

MegaWest Energy Corp
Notes to the Consolidated Financial Statements
For the years ended April 30, 2007, 2006 and 2005
(in Canadian dollars unless otherwise indicated)

(ii)

There is a difference in determining the fair value of shares issued for certain stock-based transactions under Canadian GAAP compared to U.S. GAAP if the market for the Company's shares is not active and liquid. Under Canadian GAAP, if the market for the Company's shares is not active and liquid, fair value is established using valuation techniques that include recent arm's length market transactions. Under U.S. GAAP, regulatory interpretation requires the use of quoted market prices as fair value. As a result, the amount recorded for the Kentucky oil and gas assets is higher under U.S. GAAP.

(iii)

There is a difference in the carrying amounts of marketable securities under Canadian GAAP compared to U.S. GAAP. Currently under Canadian GAAP, marketable securities are recorded at the lower of cost or market value, and are not re-measured unless an impairment of carrying amount has occurred. Under U.S. GAAP, marketable securities available for sale are recorded and re-measured at each balance sheet date at their fair value. At April 30, 2007 under U.S. GAAP the Company recorded a $242,040 unrealized gain on marketable securities as a component of other comprehensive income.

	Convertible	Equity portion of
	promissory	convertible	Contributed	Exchange
Liabilities and Equity	notes	promissory notes	surplus	shares	Share capital	Warrants	Deficit

Canadian GAAP:	$1,867,387	$120,566	$13,338,629	$8,599,442	$41,168,088	$3,729,000	$(18,807,204)
Adjustments for:
Re-class convertible note (iv)	120,566	(120,566)	-	-	-	-	-
Interest expense on
convertible note (iv)	(28,695)	-	-	-	-	-	-
Stock-compensation
transactions (v)	-	-	10,651,013	-	597,392	-	-
Value of warrants on private
placements (vi)	-	-	1,604,600	-	(10,657,600)	9,053,000	-

Kentucky acquisition (ii)	-	-	14,027,175	-	7,792,875	-	-
Related party acquisitions
(vii)	-	-	-	11,515,824	383,229	-	(11,899,053)
Transfer on stock option
exercise (viii)	-	-	(430,000)	-	430,000	-	-

Net loss	-	-	-	-	-	-	(11,219,710)

U.S. GAAP	$1,959,258	$-	$39,191,417	$20,115,266	$39,713,984	$12,782,000	$(41,925,967)

(iv)

There is a difference in the treatment of convertible promissory notes under Canadian GAAP compared to U.S. GAAP. Under Canadian GAAP, the equity component of the note is valued using an option pricing model and classified as shareholders' equity. The residual amount is classified as a liability and interest is recorded, to bring the liability to its future value at maturity using the effective interest rate method.

Under U.S. GAAP, the convertible promissory notes are classified as liability, and interest is accrued at the contractual rate. This results in the re-classification of the equity portion to liability, and a reduction in interest expense.

MegaWest Energy Corp
Notes to the Consolidated Financial Statements
For the years ended April 30, 2007, 2006 and 2005
(in Canadian dollars unless otherwise indicated)

(v)

The fair value of the Company's stock compensation transactions was estimated using the Black-Scholes options pricing model. One of the assumptions used in the Black-Scholes model is the market price of the underlying share on the grant date. As a result of the GAAP difference on the fair value of the Company's shares described in (ii), the stock compensation transactions have a different fair value input under Canadian GAAP compared to U.S. GAAP. Under Canadian GAAP, the fair value of the Company's shares was based on recent arm's length transactions, including recent private placements. Under U.S. GAAP, the quoted OTC exchange price is used.

This results in the GAAP differences for the following stock-based transactions for the year ended April 30, 2007:

	Canadian		GAAP
	GAAP	U.S. GAAP	Adjustment

Compensation cost on stock options	$1,863,448	$7,712,061	$5,848,613
Compensation cost on consulting warrants	1,600,800	6,403,200	4,802,400
Adjustment to contributed surplus	3,464,248	14,115,261	10,651,013

Shares issued to settle debt	-	597,392	597,392

Adjustment to net loss	$3,464,248	$14,712,653	$11,248,405

(vi)

The value ascribed to the share purchase warrants issued in connection with the unit private placements is adjusted under U.S. GAAP, as the OTC exchange quoted price is used for the market price input in the option pricing model. This results in an adjustment of $9.1 million from share capital to warrants and $1.6 million from share capital to contributed surplus for the stock-based issue costs.

(vii)

The deficit adjustment on related party acquisitions is different under Canadian GAAP compared to U.S. GAAP because of different fair values assigned to the Company's shares. Under U.S. GAAP, the average OTC exchange closing price around the acquisition date was used to value the share consideration given. This results in an adjustment of $11.9 million to deficit.

(viii)

As a result of the higher stock compensation cost as described in (v), when stock options and warrants are exercised, there will be an adjustment under U.S. GAAP related to the transfer from contributed surplus to share capital. During the year, 500,000 options were exercised resulting in an additional $430,000 transferred to share capital from contributed surplus.

(ix)

At April 30, 2007, accounts payable and accrued liabilities consisted of trade payables of $246,978 (2006 - $120,862), salary and bonus accrual of $401,029 (2006 - $-), operational accruals of $615,185 (2006 - $-) and sales tax accruals of $38,448 (2006 - $-).

MegaWest Energy Corp
Notes to the Consolidated Financial Statements
For the years ended April 30, 2007, 2006 and 2005
(in Canadian dollars unless otherwise indicated)

(b)	Consolidated Statement of Operations:

The application of U.S. GAAP has the effects on the following consolidated statement of operations for the year ended April 30, 2007:

	Net Loss	Net Loss per Share
Canadian GAAP Loss:	$(6,893,052)	$(0.31)
Adjustments for:
Reduced interest expense on convertible promissory
notes (iv)	28,695	0.01
Stock-based compensation expense (v)	(11,248,405)	(0.51)
U.S. GAAP Loss	$(18,112,762)	$(0.81)
Unrealized gain on marketable securities (iii)	242,040
U.S. GAAP Comprehensive Loss	$(17,870,722)

(c)	Recent Developments in US GAAP:

In June 2006, the FASB issued FASB Interpretation No.48, "Accounting of Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109" ("FIN 48"). The interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109, Accounting for Income Taxes. The evaluation of a tax position in accordance with this interpretation is a two-step process. Under the recognition step an enterprise determines whether it is more likely than not that a tax position will be sustained upon examination based on the technical merits of the position. Under the measurement step a tax position that meets the more more-likely- than-not recognition threshold is measured to determine the amount of benefit to recognize in the financial statements. The tax position is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. FIN 48 effective for fiscal years beginning after December 15, 2006. Earlier application of the provisions of this interpretation is encouraged if the enterprise has not yet issued financial statements, including interim financial, in the period this interpretation is adopted. Management does not believe the requirements of this interpretation will have a material impact on its financial statements.

In February 2006, the FASB issued SFAS No. 155 "Accounting for certain Hybrid Financial Instruments – an amendment of FASB statements No. 133 and 140" (SFAS no.155"). SFAS No. 155 resolves issues surrounding the application of the bifurcation requirements to beneficial interest in securitized financial assets. In general, this statement permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation. SFAS No.155 is effective for all financial instruments acquired or issued after the beginning of entity's first fiscal year that begins after September 15, 2006 and is not expected to have a material impact on the Company's financial statements.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" ("SFAS No. 157"). This statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. This statement does not require any new fair value measurements; however, for some entities the application of this statement will change current practice. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years, although early adoption is permitted. Management is in the process of reviewing the requirements of this recent statement.

MegaWest Energy Corp
Notes to the Consolidated Financial Statements
For the years ended April 30, 2007, 2006 and 2005
(in Canadian dollars unless otherwise indicated)

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS No. 159"). Under SFAS 159, entities are provided with an option to report selected financial assets and liabilities at fair value. The standard permits an entity to elect the fair value option on an instrument-by-instrument basis; and once the election is made, it is irrevocable. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. In addition, SFAS 159 establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. The effective date of SFAS 159 is for fiscal years beginning after November 15, 2007. Management is in the process of reviewing the requirements of this recent statement.

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

Vancouver, Canada	/s/ Morgan & Company
August 25, 2006	Chartered Accountants

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

Vancouver, Canada	/s/ Morgan & Company
August 25, 2006	Chartered Accountants

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
Nature and Continuance of Operations – Note 1
Commitments – Notes 3, 4 and 5
Subsequent Event – Note 3

APPROVED BY THE DIRECTORS:

/s/ Terry Amisano	Director	/s/ Kevin Hanson	Director
Terry Amisano		Kevin Hanson

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

Investing and financing activities that do not have an impact on current cash flows are excluded from the statement of cash flows. The following transactions have been excluded:

Brockton Capital Corp.
(A Development Stage Company)
Notes to the Financial Statement
April 30, 2006, 2005 and 2004
(Stated in Canadian Dollars) – Page 6

Note 8	Non-cash Transactions – (cont’d)

During the year ended April 30, 2005;

a)	the Company cancelled and returned to treasury 2,250,000 common shares previously issued at $0.075 per share ($168,750). The amount paid for these shares has been recorded as contributed surplus.

b)	the Company acquired Rights (Note 3) in exchange for notes and accrued interest receivable of $123,610.

ITEM 19.               Exhibits

Exhibits Required by Form 20-F.

Exhibit
Number	Description

1.1	Certificate of Incorporation (1)

1.2	Notice of Articles (1)

1.3	Transition Application (1)

1.4	Articles (1)

1.5	Notice of Articles (2)

1.6	Certificate of Name Change (2)

1.7	Articles (2)

4.1	Form of Subscription Agreement entered into with the following persons in December 2006: (2)

Firebird Global Master Fund II, Ltd.
Firebird Global Master Fund, Ltd.
F.T.S. Worldwide Corporation
Pinetree Resource Partnership
MB Picks Capital Corp.
Treshnish Investment, Inc.
Bob Faris
Bill Brandes
Steve McGuire
Tarbo Resources Ltd.
Woodburn Holdings Ltd.
Dave Goodman & Jane Goodman
Mike Parker
Peter K. Spencer

4.2	Form of Subscription Agreement entered into with the following persons in December 2006: (2)

Murdock Capital Partners Corp.
Murdock Opportunity Fund
Jay S. Kennedy
George T. Stapleton II
Michael Berry

4.3	Employment Agreement dated December 15, 2006 with R. William Thornton (2)

4.4	Letter of Intent dated December 20, 2006 with Deerfield Energy LLC (2)

4.5	Assumption and Loan Conversion Agreement dated December 20, 2006 with Agosto Corporation Ltd. and Deerfield Energy LLC (2)

4.6	First Supplemental Agreement to Assumption and Loan Conversion Agreement dated December 20, 2006 with Agosto Corporation Ltd. and Deerfield Energy LLC (2)

4.7	Letter of Intent dated December 20, 2006 with Trinity Sands Energy LLC (2)

4.8	Assumption and Loan Conversion Agreement dated December 20, 2006 with Agosto Corporation Ltd. and Trinity Sands Energy LLC (2)

4.9	First Supplemental Agreement to Assumption and Loan Conversion Agreement dated December 20, 2006 with Agosto Corporation Ltd. and Trinity Sands Energy LLC (2)

4.10	Form of Warrant Issuance Agreement dated December 20, 2006 entered into with: (2)

Gladrock Energy LLC
Endurance Energy Consulting Ltd.
1187016 Alberta Ltd.

4.11	Form of Debt Settlement and Subscription Agreement dated December 21, 2006 entered into with: (2)

Karkrash Holdings Ltd. Carob Management Ltd. Brian Hanson Roy Brown Amisano Hanson

4.12	Stock Option Plan dated August 24, 2004, amended and restated February 19, 2007 and August 9, 2007 (3)

4.13	Stock Option Plan dated January 5, 2007 (3)

4.14	Form of Subscription Agreement entered into with the following persons in January and February 2007: (2)

RSJN Holdings Ltd.	Michael Geleta	Kim Gulevich
Brent Rolufs	Hector L. Demers	633430 Alberta Ltd.
Ethel Holmberg	Robert Douglas Gerbrandt	Darren Dzikowski
Douglas R. Anthony	Andiamo (Thunder Bay) Inc.	Frank Quinby
Terence Schorn	Kosta Tsoutsis	GKM Holdings Ltd.
James S. Unterschultz	Aeron T. Evans	John B. Ross
Marcel Brichon	Pinetree Resource Partnership	Ginette Maguire
HBK Resources Ltd.	Robert Steinborn	Richard J. Sorensen
Pacific West Ventures Inc.	Tom Rupprecht	Sandra Rupprecht
Laurie Anne Thornton	Steve Palmer	Gordon Elliott
Ian Downs	Sanjay Maharaj	Lawrence I. Hamm
Hilde Clovechok	Craig A. Mills	Donna G. Mills
Howard P. Prumer	Anne V. Pruner	Brian J. Evans
Rayna Lynnette Elsdon	Fairview Capital (1978) Ltd.	Dale Loewen
Dean Duke	Julie Catling	Diane Winstanley
Myron Braun	Kalayra B. Angelyys	Ping Pong Toth
Shaun Kelbert	Suzanne Liptak	Bill Brandes
Michael and Cindy Mallett	George Kokonis	Tamara Ross
Shane Koh	Christine Sealock	MP Pics Capital Corp.
Fundarica Investments	Channing Investments Corp.	Richard A. Brook
Dr. Valerie Kuehne and John	Gary Danylchuk	Brian C. McIntosh
Kuehne	Brock Helm	Karen Gable
Larry Thompson	624659 Alberta Ltd.	Jerry Chrzaszcz
Michael Geleta	Thomas Martin Christopher	Donald Rickard
Doug Ramsey	Garry Fizzell	Randy L. Oswald
Terrence G. Dingwell	Mike McCaffrey	Carole MacLeod
Barry Parsons	Hector L. Demers	Tyler Romanchuk
Cory Pichota	Gianni Sgambaro	Danny Dion
Ryan Larsh	B.R. (Ron) Voogel	Taras Pysyk

Monica McGrandle	0750412 B.C. Ltd.	Michael McBride
Graham Dallimore	Randall Pow	Eat-Me Foods Ltd.
Michael Laidlaw	Dave Van Dyke	Carrie Louise Clark
In-Sook Leigh	George Hatch	James G. Taylor
Camille Hodge	Mark and Birgitta Redcliffe	Anita Datt
Ramona Vorberg	Terrance Sigmund	Faten Ardakani
Chris Vorberg	Fraser Hindson	Sandra E. Fopma
Nick Reeves	Rolf Tevely	Shane Meyers
PowerOne Capital Markets Limited	Minaz Devji	1091096 Ontario Inc.
Mary K. Hill	Michael McMath	Franco Tormene
Arnold and Tricia Hughes	563298 B.C. Ltd.	Karkrash Holdings Ltd.
Greg Burnett	David Berg	Jimmy S.H. Lee
Bruce Durnie	Dossche Bart	Cnudde Davy
Tiger Capital Corp.	Firebird Global Master Fund II, Ltd.	Manfid SA
Firebird Global Master Fund, Ltd.	F.T.S. Worldwide Corporation	Ironshore Trust
Treshnish Investment, Inc.	Stacy Broadoway	Marrandino Holdings Inc.
Doug Casey	Leslie Friesen, David Friesen

4.15	Form of Subscription Agreement entered into with the following persons in January and February 2007: (2)

James L. and Ann C. Donnelly John Herby James P. Geiskoph Al O'Hara Kurt R. Gainer Murray Vernon Kenneth John Greenlaw

4.16	Form of Subscription Agreement entered into with the following persons in March 2007: (2)

Byron Cook	Ethel Holmberg	Frank Quinby
Agosto Velenosi	Ping Pong Toth and Zoltan Toth	Shaun Kelbert
Craig Lytle	Ron Child	Pentor Capital Corp
Barrie Einarson	Kenneth Jabs	Firebird Global Master Fund II, Ltd.
Pinetree Resource Partnership	0753829 BC Ltd.	George Kokonis
R. Douglas Gerbrandt	Cullen Kuzio	Brock Helm
633430 Alberta Ltd.	Hazel Reid	Kenneth Santa
Deryl Williams	Dossche Bart	Vanderstraeten Luc
Cnudde Martin	Cnudde Davy	2034511 Ontario Inc.
2034512 Ontario Inc.	Iatima M da Rosa	Jeffery Berliner
Julia Della Maestra	Thomas Della Maestra	Gary Elman
Anne Fairfull	David Pinkus	Tom James
Nassrin Kabiri	Allen Koffman	Douglas Mukley
Tony Baldassarre	Vivien Roe-Perry	Rosenbloom Medicine Professional
Aaron Shier	Cindy G. White	Corporation
558859 BC Ltd.	Vital Beliveau	International Capital
Radcliff Foundation	Bateman and Company Ltd.	Dianna L Bull
Marcel Brichon	Aeron T. Evans	Kriston Sehn
Pauline Wong	Sturgeon Holdings Corp.	Brent Rolufs
Chang Wan Stephan Woo	Patrick Whibley	Donald Rickard
1004387 Alberta Ltd.	Eric Negraeff	Lawrence Chernoff
Nathan Isbister	Garry Fizzell	Mike McCaffrey
Ron Carole MacLeod	Jack Cross Roberta Cross	Hector Demers
Christian Yoingco	Bruce Hudson	DKR Saturn Event Driven Holdings
Larry Krawchuck	Rupprecht Family Trust	Fund Ltd.
Hudson Family Trust	Joe Schaab	Myron Braun
Douglas Kurek	Shelley Sorensen	Deborah Schaab
Sukhbir Mann	George A. Brown	Andrew Thornton
Lawrence I Hamm	6249659 Alberta Ltd.	Vertex One Asset Mgmt Inc.
Lorl Anne Jensen	Morton Elman	Gerry Feldman

Peter Cozzi	Antonietta Gatto	Marty Herson
FX Inc.	Warran Manis	Les Tanzer
Incorporated International Capital	Blayne Johnson	Gary Danylchuk
Quarry Capital Corporation	Dr. Savvas Nicolaou Inc.	Yong-Jong Kim
Stefaniya Danylchuk	Vivki Koh	Teak-ky Min
578159 BC Ltd.	Jin-Ho Chang	Medallion Capital Corp.
Waltraud Wilson	Shirley Lee	Denis Cooke Enterprises
Roland M. Labuan	Denis Wilson	Robert Steinborn
Craig A. Mills	Edward Thornton	Steve Mantel
Peter Holt	Donna Mills	James Wagner
6287 Holdings Inc.	Bernard Oegema	Roberto Sgambaro
Scott & Heather Kyllo	Dale Johnson	In-Sook Leigh
Tom Matthes	Trevor Perepolkin	Dan Cuerrier & sandra Cuerrier
Ron McDougall & Val McDougall	Susan Hamilton	Brian Chambers
Terry T. Jarton	Barry Reed	Paloduro Inv. Inc.
Lloyd Michaels	Juan-Pablo Santini	John Flynn
Fenyo Sandro	Ron Perry	France Couture
PowerOne Capital	David Mills	Renita Narayan
Shane Meyers	Miranda Bradley	Bolder Opportunities
Fundarica Investments	Channing Investments	Harvey W. Cole
Doug Simpson	Carley J Cole	Lee Berstein
Jonathan Lim Keng Hock	Setsiskas	Harry Pokrandt
Tim Sorensen	Alex Rothwell	Michael Nininger
Brenda Howard	Kevin Gould	John Frome
Diane Michaels	Suzanne Liptak	Chris Gray
Colleen Mulligan	Eymann Investments Corp.	Gill J Vincent
Maureen Gustufson	Joseph Gustafson	Merlin Peterson
Joseph Pau l McDonald	Ron Johnston	Sunita Prasad
RSJN Holdings Ltd.	Craig Bessie	Ian Downs
Gordon MacGregor	Sanjay Chand Maharaj	Timothy Turyk
Grant Scott	George Charles Durham

Radsport Holdings Inc.	Charles Lyall	David Akselson
Greg Ledding	William Gordica	Dean Claridge
Robert Lim	Bill Brandis	Sam Magid
Dean Mockney	Ilja Troitscanski	Randy Johnson
Overdrive Enterprises Ltd.	Caulfield Trust	KR Lockett
Monarch Capital Fund Ltd.	James Lockett Family Trust	Rick Zeinot
Anatoly Langer	Asset Management Limited	Kelly Shibata
Ron Rubuliak	John McGoldrick	Victor Dario
Half Moon Foundation	Steve Krystofiak	Larry Thompson
Goma Foundation	Doug Casey	Carmen Martin
Todd Sharum	Paul Hickey	Dale Lowen
Frazer Loney	Adam Vary	Aly Mawji
Tango Corp Inc	Gillian Branson	Scott Calderwood
Scott Wilson	Gordon MacGregor Elliot	Shelly Shaw
Larry Sostad	Randy Chan	Bill Griffis
Jim Slipp	Bank Sal.oppenheim Jr. & Cie Zurich	James Treliving Holdings
Trout Exploration & Mining Ltd.		Bradner

4.17	Form of Subscription Agreement entered into with the following persons in March 2007: (2)

John Herby	Hugo Liberti	Terrence J. Hankerson
Murray Vernon	John Philip Mappin	Paul Yezzi
Ken Danylchuck	Veron F. Ross	Barbara Yeomans
Monika Campbell	Ted & Kim Williams	Kenneth & Stephanie Alton
Gerard Gloisten	Charles B Simmons Jr.	Ronald Eisenberg
Kurt Gainer	Robert Holtzclaw & Darlene	David Sparks
David Batchelor	Holtzclaw	CMS Capital
Gerald Dasbach	KJV Investment Family Limited	Will Harris
John Krolick	Partnership	Ken Greenlaw
Scott McNitt	James Geiskopf	Peter M Halloran

Gary Olsen	Wei-Tek Tsai / Enyan Deng	Roy Holdings LLC
Tradewinds Fund Ltd.	Robert Rushing	Al Ohara
William Lee Buse	Cushing MLP Opportunity	Thomas D. Willis II
Little Wing LP
4.18	Asset Purchase Agreement dated March 26, 2007 with Deerfield Energy Kansas Corp. (2)

4.19	Membership Unit Purchase Agreement dated March 26, 2007 with the members of Deerfield Energy LLC (3)

4.20	Membership Unit Purchase Agreement dated April 2, 2007 with the members of Kentucky Reserves, LLC (3)

4.21	Membership Unit Purchase Agreement dated April 25, 2007 with the members of Trinity Sands Energy LLC (3)

4.22	Escrow Agreement dated April 5, 2007 with the unitholders of Deerfield Energy LLC and Clark Wilson LLP (3)

4.23	Consulting Agreement dated as of February 15, 2007 with Mercury Capital Inc. (3)

4.24	Employment Agreement with George T. Stapleton, II (3)

4.25	Employment Agreement with George Orr (3)

4.26	Warrant Certificate dated February 28, 2007 for 375,000 units at US$1.30 evidencing Rights Agreement entered into with PowerOne Capital Markets Limited (3)

4.27	Warrant Certificate dated January 5, 2007 for 180,000 units at US$0.50 evidencing Rights Agreement entered into with PowerOne Capital Markets Limited (3)

8.1	Significant, direct and indirect, subsidiaries as at August 8, 2007:

MegaWest Energy (USA) Corp. - Nevada
MegaWest Energy Missouri Corp (formerly Deerfield Energy LLC) – Delaware
MegaWest Energy Kansas Corp (formerly Deerfield Energy Kansas Corp.) – Delaware
MegaWest Energy Kentucky Corp (formerly Kentucky Reserves, LLC) – Ohio
MegaWest Energy Texas Corp (formerly Trinity Sands Energy LLC) - Delaware

12.1	Section 302 Certification under Sarbanes-Oxley Act of 2002 for George T. Stapleton, II (3)

12.2	Section 302 Certification under Sarbanes-Oxley Act of 2002 for George Orr (3)

12.3	Section 906 Certification under Sarbanes-Oxley Act of 2002 for George T. Stapleton, II and George Orr (3)

____________
(1)	Incorporated by reference to our Form 6-K filed with the Securities and Exchange Commission on March 6, 2006.
(2)	Incorporated by reference to our Form 20-F filed with the Securities and Exchange Commission on March 30, 2007.
(3)	Filed herewith.

REMAINDER OF PAGE INTENTIONALLY LEFT BLANK
SIGNATURE PAGE TO FOLLOW

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MEGAWEST ENERGY CORP.

Per: /s/ Georg T. Stapleton, II

George T. Stapleton, II
Chief Executive Officer, President and Director
(Principal Executive Officer)

Dated: August 9, 2007