Form 20-F/A
period 2007-04-30
MEGAWEST ENERGY CORP.
filed 2007-10-16
CIK 1172298

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

Amendment No.1

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

[   ] YES   [X] NO

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. [   ] YES   [   ] NO

EXPLANATORY NOTE:

We are amending the Annual Report on Form 20-F that we filed with the Securities and Exchange Commission on August 10, 2007 to state on page 44 whether any changes in our internal controls over financial reporting occurred during our most recent fiscal quarter that have materially affected, or are reasonably likely to materially affect our internal controls over financial reporting, as opposed to any "significant" changes.

Except for the change described above, this Form 20-F/A does not amend or update the Form 20-F that we filed on August 10, 2007.

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

ITEM 14.               Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

ITEM 15.               Controls and Procedures

As required by Rule 13a-15 under the Securities Exchange Act of 1934, as of the end of the period covered by this annual report, being April 30, 2007, we have carried out an evaluation of the effectiveness of the design and operation of our company's disclosure controls and procedures. This evaluation was carried out under the supervision and with the participation of our company's management, including our Chief Executive Officer and our Chief Financial Officer. Based upon that evaluation, our Chief Executive Officer and our Chief Financial Officer concluded that our disclosure controls and procedures are effective as at the end of the period covered by this annual report. There have been no changes in our internal controls over financial reporting that occurred during our most recent fiscal quarter that have materially affected, or are reasonably likely to materially affect our internal controls over financial reporting.

Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed in our reports filed or submitted under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported, within the time period specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in our reports filed under the Securities Exchange Act of 1934 is accumulated and communicated to management including ourofficer Chief Executive Officer and Chief Financial Officer as appropriate, to allow timely decisions regarding required disclosure.

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

MegaWest Energy (USA) Corp. - Nevada
MegaWest Energy Missouri Corp (formerly Deerfield Energy LLC) – Delaware
MegaWest Energy Kansas Corp (formerly Deerfield Energy Kansas Corp.) – Delaware
MegaWest Energy Kentucky Corp (formerly Kentucky Reserves, LLC) – Ohio
MegaWest Energy Texas Corp (formerly Trinity Sands Energy LLC) - Delaware

12.1	Section 302 Certification under Sarbanes-Oxley Act of 2002 for George T. Stapleton, II (4)

12.2	Section 302 Certification under Sarbanes-Oxley Act of 2002 for George Orr (4)

12.3	Section 906 Certification under Sarbanes-Oxley Act of 2002 for George T. Stapleton, II and George Orr (4)

23.1	Consent of KPMG LLP (4)

23.2	Consent of Morgan & Company, Chartered Accountants (4)

____________
(1)	Incorporated by reference to our Form 6-K filed with the Securities and Exchange Commission on March 6, 2006.
(2)	Incorporated by reference to our Form 20-F filed with the Securities and Exchange Commission on March 30, 2007.
(3)	Incorporated by reference to our Form 20-F filed with the Securities and Exchange Commission on August 10, 2007.
(4)	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MEGAWEST ENERGY CORP.

Per: /s/ George T. Stapleton, II

George T. Stapleton, II
Chief Executive Officer, President and Director
(Principal Executive Officer)

Dated: October 15 , 2007