Form 20-F
period 2008-04-30
MEGAWEST ENERGY CORP.
filed 2008-08-29
CIK 1172298

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 (b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended April 30, 2008

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________to ____________

Commission file number 000-49760 OR

[ ] SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

MEGAWEST ENERGY CORP
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant's Name into English)

Alberta, Canada
(Jurisdiction of incorporation or organization)

Suite 800, 926 – 5thAvenue S.W. Calgary, Alberta, Canada T2P 0N7
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

There were 95,131,666 common shares, without par value, issued and outstanding as of April 30, 2008 and 132,919,472 common shares, without par value, issued and outstanding as of August 28, 2008.

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
Large accelerated filer [ ] Accelerated filer [X] Non-accelerated filer [ ]

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

This annual report contains forward-looking statements as that term is defined in Section 27A of the United States Securities Act of 1933 and Section 21E of the United States Securities Exchange Act of 1934. These statements relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology such as "may", "should", "expects", "plans", "anticipates", "believes", "estimates", "predicts", "potential" or "continue" or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors, including the risks in the section entitled "Risk Factors" that may cause our or our industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.

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

The following table summarizes selected financial data for our company prepared in accordance with Canadian generally accepted accounting principles (GAAP) for the five fiscal years ended April 30, 2008. Additional information is presented to show the differences which would result from the application of United States GAAP to our financial information. The data set out below for the five year period ended April 30, 2008 is derived from our audited financial statements which were examined by our principal accountant. The data should be read in conjunction with our audited financial statements and related notes included in this annual report and with the information appearing under the heading "Item 5 – Operating and Financial Review and Prospects" below. The data is presented in Canadian dollars.

Selected Financial Data (Stated in Canadian Dollars - Calculated in accordance with Canadian GAAP)
	Year Ended April 30 (Audited)
	2008	2007	2006(1)	2005(1)	2004(1)
Net Sales or Operating Revenues	$-	$-	$-	$-	$-
Net Income (Loss) (2)	($17,903,023)	($6,893,052)	($222,945)	($61,031)	($143,489)
Net Income (Loss) from Operations per Common Share	($0.23)	($0.31)	($0.04)	($0.01)	($0.05)

Selected Financial Data (Stated in Canadian Dollars - Calculated in accordance with Canadian GAAP)
	Year Ended April 30 (Audited)
	2008	2007	2006(1)	2005(1)	2004(1)
Net Income (Loss) per Common Share	($0.23)	($0.31)	($0.04)	($0.01)	($0.08)
Total Assets	$48,555,322	$52,532,847	$31,440	$137,113	$176,549
Net Assets (Deficiency in Assets) (2)	$44,743,759	$48,148,521	($129,422)	$93,523	$150,054
Capital Stock(3)	$87,060,351	$66,955,725	$376,092	$376,092	$371,592
Number of Common Shares	95,131,666	72,436,050	6,337,500	6,337,500	1,837,500
Dividends per Common Share	$-	$-	$-	$-	$-
Weighted Average Number of Common Shares	79,413,793	22,102,129	6,337,500	5,018,322	1,837,500
Working Capital	$2,499,296	$28,152,901	($139,422)	($30,087)	$150,054
Long-Term Debt(4)	$-	$2,928,442	$-	$-	$-

Notes:
(1)	April 30, 2006 through 2003 results have been restated to conform with April 30, 2008 and 2007 presentation.
(2)

Cumulative net loss and deficit since incorporation through April 30, 2008 was $25,059,549 and $42,316,592, respectively. The difference between the accumulated deficit and losses is a $17,257,043 adjustment related to related party acquisitions.

(3)	Capital stock includes share capital, warrants, contributed surplus and equity portions of convertible promissory notes and exchange shares.
(4)	Long-term debt includes long-term portion of convertible promissory notes and exchange shares.

Reconciliation to United States Generally Accepted Accounting Principles

Canadian GAAP conforms in all material respects with United States GAAP except for certain matters as described in Reconciliation to U.S. GAAP as at April 30, 2008 and 2007 and for the years ended April 30, 2008, 2007 and 2006. The differences between Canadian GAAP and U.S. GAAP, which affect our financial statements for the year ended April 30, 2008, are as follows:

  increase amount recorded for oil and gas net assets acquired and related consideration given;

  classify convertible promissory notes as a liability and adjust accretion expense; and

  adjust stock-based compensation expense for stock options and warrants;

Had we followed U.S. GAAP, certain selected financial information reported above, would have been reported in as follows (stated in Canadian dollars):

Selected Financial Data (Stated in Canadian Dollars - Calculated in accordance with U.S. GAAP)
	Year Ended April 30 (Audited)
	2008	2007	2006	2005	2004
Net Income (Loss)	($19,429,964)	($18,112,762)	($222,945)	($61,031)	($143,489)
Net Income (Loss) per Common Share	($0.24)	($0.81)	($0.04)	($0.01)	($0.08)
Total Assets	$98,990,287	$97,902,628	$31,440	$137,113	$176,549
Net Assets (Deficiency in Assets)	$115,272,876	$100,898,521	($129,422)	$93,523	$150,054
Capital Stock	$132,963,810	$92,748,456	$376,092	$376,092	$371,592
Long-Term Debt	$-	$1,959,258	$-	$-	$-

Disclosure of Exchange Rate History

The following table sets out average exchange rates, based on the noon buying rates in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York for the conversion of Canadian dollars into United States dollars in effect on the last date of each month during the period, for the following periods:

	Year Ended April 30
	2008	2007	2006	2005	2004
Average for period	$0.9785	$0.8789	$0.8423	$0.7873	$0.7444

The following table sets out the high and low exchange rates, based on the above-mentioned noon buying rate in New York City for the conversion of Canadian dollars into United States dollars, for the following periods:

	High	Low
August 1 to August 20, 2008	$0.9366	$0.9755
July 2008	$0.9746	$0.9985
June 2008	$0.9726	$0.9989
May 2008	$0.9816	$1.0163
April 2008	$0.9739	$0.9979
March 2008	$0.9732	$1.0162
February 2008	$0.9815	$1.0291
January 2008	$0.9714	$1.0096

On August 20, 2008, the above-mentioned noon buying rate in New York City for the conversion of Canadian dollars into United States dollars was $0.9366 per Canadian dollar.

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

To date, we have acquired interests in five oil and gas properties; however, we have not established a proved commercial project on any of our properties that generates commercial revenues. Our short and long-term prospects depend upon the success of our exploration, appraisal and development drilling programs and the production response to our Marmaton River and Grassy Creek projects in Missouri. As at April 30, 2008, all of our projects are unproved. We also had an accumulated deficit of $42,316,952 and cash balances of $5,617,892. For the fiscal year ended April 30, 2008, we incurred a net loss of $17,903,023 (see "Operating Results" below in this annual report). Accordingly, we have not generated significant revenues nor have we realized a profit from our operations to date. Any profitability in the future from our business will be dependent upon locating and developing economic reserves of oil and gas, which itself is subject to numerous risk factors as set out herein. Since we have not generated significant revenues, we may have to raise additional monies through the sale of our equity securities, debt and/or joint venture farmouts in order to continue our business operations and develop our projects, if determined to be commercial.

We will require additional financing to continue as a going concern.

We expect to require further funds to finance the development of our company. If additional funds are raised by issuing equity securities, further dilution to existing or future shareholders is likely to result. Obtaining additional financing is subject to a number of factors, including investor acceptance of any business we may acquire or combine with in the future and general investor sentiment. Such financing, if required, may not be available upon terms and conditions acceptable to us, if at all. Our inability to obtain additional financing in a sufficient amount when needed and upon terms and conditions acceptable to us could have a materially adverse effect upon our company. If adequate funds are not available on acceptable terms when needed, we may be required to delay projects, scale back or suspend the development of our properties, which could impair our ability to compete in the marketplace, and may result in the dissolution of our company.

Risks Relating to Oil and Gas Operations

The oil and gas industry is highly competitive and we may be unsuccessful in acquiring further leases.

The oil and gas industry is intensely competitive. We compete with numerous individuals and companies, including many major oil and gas companies, which have substantially greater technical, financial and operational resources and staff for suitable business opportunities, desirable oil and gas properties for drilling operations, drilling equipment and funds. We may be unable to raise the necessary funds or complete any projected work.

As our Missouri, Kansas, Kentucky, Montana and Texas properties are in the exploration stage or early stages of development, we may not be able to establish commercial reserves on these projects.

Exploration for commercial reserves of oil and gas is subject to a number of risk factors. Few of the prospects that are explored are ultimately developed into producing oil and/or gas wells. As at April 30, 2008 all of our projects are considered unproved and are without proved reserves of oil and gas, with the exception of a limited amount of proved reserves assigned to our Chetopa Kansas project (see "Other Oil and Gas Information" below in this annual report). We may not be able to establish commercial reserves on any of our projects (see "Business Overview" below in this annual report).

The potential profitability of oil and gas ventures depends upon factors beyond the control of our company, any of which may have a material adverse effect on our company.

The potential profitability of oil and gas projects is dependent upon many factors beyond our control, including: world prices and markets for oil and gas which are unpredictable, highly volatile, potentially subject to governmental fixing, pegging or controls; adverse weather conditions can hinder drilling and production operations; production from any well may be unmarketable if it is impregnated with water or other deleterious substances; and the marketability of oil and gas which may be acquired or discovered will be affected by proximity and capacity of oil and gas pipelines and processing equipment, market fluctuations of prices, taxes, royalties, land tenure, allowable production and environmental protection. The extent of these factors cannot be accurately predicted but the combination of these factors may result in our company not receiving an adequate return on invested capital.

Oil and gas operations are subject to comprehensive regulation which may cause substantial delays or require capital outlays in excess of those anticipated causing an adverse effect on our company. Further, exploration and production activities are subject to certain environmental regulations which may prevent or delay the commencement or continuance of our operations.

Oil and gas operations in United States are also subject to federal and state laws and regulations which seek to maintain health and safety standards by regulating the design and use of drilling methods and equipment. Various permits from government bodies are required for drilling and production operations to be conducted; we may not receive such permits. Furthermore oil and gas operations in the United States are also subject to federal and state laws and regulations including, but not limited to: the construction and operation of facilities, the use of water in industrial processes, the removal of natural resources from the ground, and the discharge/release of materials into the environment.

Environmental standards imposed by federal and state authorities may be changed and such changes may have material adverse effects on our activities. Moreover, compliance with such laws may cause substantial delays or require capital outlays in excess of those anticipated, thus causing an adverse effect on us. Additionally, we may be subject to liability for pollution or other environmental damages which we may elect not to insure against due to prohibitive premium costs and other reasons. Our current and anticipated exploration and drilling activities are subject to the aforementioned environment regulations. When and if we establish reserves or enter into production, we will become subject to additional regulations which do not currently pertain to us or affect our current operations.

Exploratory drilling involves many risks and we may become liable for pollution or other liabilities which may have an adverse effect on our financial position.

Drilling operations generally involve a high degree of risk. Hazards such as unusual or unexpected geological formations, blow-outs, sour gas leakage, fire, inability to obtain suitable or adequate machinery, equipment or labour, and other risks are involved. We may become subject to liability for pollution or hazards against which we cannot adequately insure or which we may elect not to insure. Incurring any such liability may have a material adverse effect on our financial position and operations.

We have oil and gas leases in respect of the real property associated with our projects, but the real property may be subject to prior unregistered agreements, or transfers which have not been recorded or detected through title searches.

We have oil and gas leases with respect to the real property associated with our projects and we believe our interests are valid (see "Business Overview – Projects" below in this annual report). These leases do not guarantee title against all possible claims. The real property may be subject to prior unregistered agreements, or transfers which have not been recorded or detected through title research. If the oil and gas leases to the real property associated with our projects are challenged, we may have to expend funds defending any such claims and may ultimately lose some or all of any revenues generated from the projects if we lose our interest in such leases.

Risks Relating to our Common Stock

Shareholders' interests in our company will be diluted and investors may suffer dilution in their net book value per share if we issue additional shares or raise funds through the sale of equity securities.

Our constating documents authorize the issuance of an unlimited number of common shares, without par value, and an unlimited number of preferred shares, without par value (see "Stock Ownership" below in this annual report). In the event that we are required to issue additional shares, enter into private placements to raise financing through the sale of equity securities or acquire additional oil and gas property interests in the future from the issuance of shares of our common stock to acquire such interests, the interests of existing shareholders in our company will be diluted and existing shareholders may suffer dilution in their net book value per share depending on the price at which such securities are sold. If we do issue additional shares, it will cause a reduction in the proportionate ownership and voting power of all existing shareholders.

Principal shareholders, senior management and directors have significant influence regarding share ownership. This concentration could lead to conflicts of interest and difficulties for non-insider investors effecting corporate changes, and could adversely affect our company's share price.

As of August 28, 2008, our senior management, directors and greater than five percent shareholders (and their affiliates), acting together, held approximately 23 percent of the issued and outstanding shares of our company, on a diluted basis, and have the ability to influence all matters submitted to our company's shareholders for approval (including the election and removal of directors and any merger, consolidation or sale of all or substantially all of our company's assets) and to control our company's management and affairs (see "Stock Ownership" below in this annual report). Accordingly, this concentration of ownership may have the effect of delaying, deferring or preventing a change in control of our company, impeding a merger, consolidation, takeover or other business combination involving our company or discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of our company, which in turn could have a material adverse effect on the market price of our shares.

Employee, director and consultant stock options and warrants could lead to greater concentration of share ownership among insiders and could lead to dilution of share ownership which could lead to depressed share prices.

Because the success of our company is highly dependent upon our respective employees, our company has granted to certain employees, directors and consultants stock options to purchase shares of our common stock as non-cash incentives (see "Stock Ownership" below in this annual report). To the extent that significant numbers of such stock options may be granted and exercised, the interests of the other shareholders of our company may be diluted causing possible loss of investment value.

We have never declared or paid cash dividends on our common shares and do not anticipate doing so in the foreseeable future.

Our board of directors may never declare cash dividends, which action is exclusively within our discretion. Shareholders cannot expect to receive a dividend on our common stock in the foreseeable future, if at all.

Trading of our common stock may be restricted by the Securities and Exchange Commission (SEC)'s "Penny Stock" rules which may limit a shareholder's ability to buy and sell our shares.

The SEC has adopted rules which generally define "penny stock" to be any equity security that has a market price (as defined) less than US$5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions. Our securities are covered by the penny stock rules, which impose additional sales practice requirements on broker-dealers who sell to persons other than established customers and "accredited investors". The term "accredited investor" refers generally to institutions with assets in excess of US$5,000,000 or individuals with a net worth in excess of US$1,000,000 or annual income exceeding US$200,000 or US$300,000 jointly with their spouse.

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

Our articles contain provisions that state, subject to applicable law, we must indemnify every director or officer of our company, subject to the limitations of the Business Corporations Act (Alberta), against all losses or liabilities that our company's directors or officers may sustain or incur in the execution of their duties. Our company's articles further state that no director or officer will be liable for any loss, damage or misfortune that may happen to, or be incurred by our company in the execution of his duties if he acted honestly and in good faith with a view to the best interests of our company. Such limitations on liability may reduce the likelihood of litigation against our company's officers and directors and may discourage or deter our shareholders from suing our company's officers and directors based upon breaches of their duties to our company, though such an action, if successful, might otherwise benefit our company and our shareholders.

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

Our company's financial condition and the success of our oil and gas operations is dependent on our ability to hire and retain highly skilled and qualified personnel, including George T. Stapleton, II, R. William Thornton and George Orr. We face competition for qualified personnel from numerous industry sources, and we may not be able to attract and retain qualified personnel on acceptable terms. The loss of service of any of our key personnel could have a material adverse effect on our operations and/or financial condition, which may negatively impact our share price. We do not have key-man insurance on any of our employees and with the exception of three senior officers, R. William Thornton, George T. Stapleton, II and George Orr, we do not have written employment agreements with any of our key personnel.

Because we have not adopted a formal conflicts of interest policy, the occurrence of one or more conflicts could have a negative impact on our ability to raise capital and/or our share price.

Some of our directors and officers serve or may serve as directors or officers of other oil and gas or mineral exploration companies or have interests in other oil and gas or mineral exploration companies or ventures. To the extent that our company has dealings with such companies or ventures, certain of our directors and officers may have a conflict of interest in negotiating and concluding terms respecting the extent of such dealings. Pursuant to the provisions of the Business Corporations Act (Alberta), our directors and senior officers must disclose material interests in any contract or transaction (or proposed contract or transaction) material to our company (see "Related Party Transactions" below in this annual report). However, our lack of a formal conflicts of interest policy may make it difficult for our company to raise additional capital because institutional investors may be unable to invest in our company. Furthermore, we may be unable to list our shares on an exchange if such exchange requires that we have a formal conflicts of interest policy, which may limit your ability to buy and sell our shares and may have an adverse effect on the value of your investment in our company or the market for our shares.

ITEM 4.	INFORMATION ON MEGAWEST ENERGY CORP.

A.	History and Development of MegaWest Energy Corp.

We are a corporation organized under the laws of the Province of Alberta, Canada. We were originally incorporated under the Company Act (British Columbia) on February 8, 2000 under the name "Brockton Capital Corp.". Our name was changed to "MegaWest Energy Corp." effective February 27, 2007. At a meeting of the shareholders of our company on October 29, 2007, the shareholders approved the continuance of our company from the Province of British Columbia into the Province of Alberta under the Business Corporations Act (Alberta). Effective February 12, 2008, our company continued into the Province of Alberta as a company organized under the Business Corporations Act (Alberta) and we ceased to be a company organized under the Business Corporations Act (British Columbia). The continuance was effected to reflect our establishment of principle executive offices in Calgary, Alberta.

Our corporate offices are located at Suite 800, 926 – 5th Avenue SW, Calgary Alberta, Canada T2P 0N7. Our telephone number is (403) 984-6342 and our facsimile number is (403) 984-6343.

Our company was originally engaged in the consumer electronics market. However, due to our inability to generate revenues from our existing line of business, subsequent to our fiscal year ended April 30, 2006, new management was hired to pursue alternative business opportunities, namely non-conventional oil and gas resource exploration and development.

During the fiscal year ended April 30, 2007, we completed three private placements to provide us with the necessary working capital to evaluate and pursue non-conventional oil and gas opportunities in the United States and Canada and to establish a head office in Calgary, Alberta. The first of the private placements, an offering of 23,500,000 shares of our common stock at US$0.10 per share for aggregate proceeds of US$2,350,000 was completed in December 2006. In January and February 2007, we completed a further private placement of 8,425,000 units, at a price of US$0.50 per unit, for aggregate proceeds of US$4,212,500, each of which units consisted of one share of our common stock and one-half of one share purchase warrant (each whole warrant entitled the holder to purchase an additional share of our common stock at an exercise price of US$1.00 per share for a period of one year). On December 14, 2007, our board of directors approved a six month extension for the share purchase warrants and on July 5, 2008 the share purchase warrants expired. On February 28, 2007, our company completed an additional private placement of 27,448,550 units, at a price of US$1.00 per unit, for aggregate proceeds of US$27,448,550, each of which units consists of one share of our common stock and one-half of one share purchase warrant (each whole warrant entitles the holder to purchase an additional share of our common stock at an exercise price of US$1.30 per share a period of one year). In conjunction with the February 28, 2007, private placement, we issued 655,848 warrants (each of which entitles the holder to purchase one share of our common stock at US$1.30 per share for a period of one year) to finders, rights to buy an additional 180,000 units under the same terms as the January 2007 private placement and rights to buy a further 375,000 units under the same terms as the February 2007 private placement. On December 14, 2007, our board of directors approved a six month extension for the share purchase warrants and on August 28, 2008 the share purchase warrants and units expired. In respect of both of the above-mentioned extensions: (a) no consideration was given by our company or received by the warrant holders; and (b) the extension was effected to encourage the warrant holders to continue to hold investments in our company.

In November 2006, we took our first steps to become a non-conventional oil and gas company when in December 2006 we entered into several non-binding letters of intent with companies involved in the business of the exploration of oil and gas resources in Kansas, Missouri, Kentucky and Texas.

On March 26, 2007, we purchased (through our subsidiary, MegaWest Energy (USA) Corp.) all of the assets of Deerfield Energy Kansas Corp. The purchased assets included certain items of equipment and fixed assets and interests in two oil and gas leases covering 392 unproved acres in respect of the Chetopa project near Chetopa, Kansas. The consideration given for the assets was 250,000 shares of our common stock and the assumption of a promissory note in the amount of US$500,000 payable to a private company, Agosto Corporation Limited. Pursuant to our assumption of the promissory note, we granted Agosto a conversion feature that enables the holder of the note to convert the principal amount of the loan plus accrued interest into shares of our common stock at a rate of US$0.25 per share. On maturity on June 20, 2008 these promissory notes were converted into common shares of our company.

As part of the Chetopa acquisition, we are obligated to pay a net revenue interest up to a maximum of US$750,000 on net revenues generated from the Chetopa project. The net revenue interest becomes payable after our company recovers 100 percent of its capital and operating costs, and will be paid quarterly from 25 percent of the project's net revenues.

On April 2, 2007, we acquired (in conjunction with MegaWest Energy (USA) Corp.) all of the issued and outstanding membership units of Kentucky Reserves, LLC (Kentucky Reserves) in consideration for US$3,000,000 cash and 5,000,000 shares of our common stock. Kentucky Reserve's assets included oil and gas leases covering 27,009 unproved acres in the Edmonson, Warren and Butler Counties in Kentucky. Pursuant to the membership unit purchase agreement, we acquired a 62.5 percent working interest in the shallow rights in certain tar sands and a 37.5 percent interest in the certain deep rights. Furthermore, pursuant to the purchase agreement, we are committed to undertake a US$15,000,000 work program within the area covered by the leases, which work program must be completed within 30 months of the execution of the purchase agreement for the purpose of determining the most effective way of extracting heavy oil/bitumen from the leases. The work program may consist of field testing and evaluation, drilling, logging and coring of wells, formation and fluid testing, the construction of heavy oil pilot projects such as steam, water flooding, solvent injection, electro-thermal heating, or the like. Should we be unable to expend the work program commitment within the 30-month period, we will be subject to a 37.5 percent penalty on the unexpended amount of the work program commitment.

On April 5, 2007, we acquired (through MegaWest Energy (USA) Corp.) all of the issued and outstanding membership units of Deerfield Energy LLC (Deerfield Missouri) in consideration for US$925,000 cash, including a change in control fee, and 4,750,000 shares of our common stock. The assets of Deerfield Missouri include rights to oil development agreements in Vernon County, Missouri covering 7,620 unproved acres and all of the issued and outstanding units of Deerfield Kansas. At the closing of the transaction, we paid US$625,000 of the purchase price. Owing to potential issues related to certain oil development agreements, the unpaid cash of US$300,000 and 4,750,000 shares of our common stock were placed in an escrow account, set-up for our indemnification in respect of the said claims. Pursuant to the escrow agreement, the said cash and shares can be released on a pro-rata basis to the previous unit holders of Deerfield Missouri upon either the modification of certain oil development agreements into oil and gas leases or until 4,000 acres of replacement acreage have been leased. To rectify the escrow indemnifications, we engaged in a leasing program in Missouri and in October 2007, we surpassed the 4,000 acre threshold of replacement acreage. As a result, the US$300,000 cash and 4,750,000 shares of our common stock held in escrow were released. Of the cash held in escrow, US$100,000 plus interest was paid to us for reimbursement of our costs associated with leasing the replacement acreage.

On April 25, 2007, we acquired (in conjunction with MegaWest Energy (USA) Corp.) all of the issued and outstanding membership units of Trinity Sands Energy LLC (Trinity) in consideration for US$200,000 cash and 95,000 exchange shares of MegaWest Energy (USA) Corp. Each exchange share may be exchanged for US$10 in cash or 100 shares of our common stock during the period January 1, 2008 to July 31, 2008, after this time, we may compel the holders of the exchange shares to convert their exchange shares into shares of our common stock. The assets of Trinity consisted of a 50 percent working interest in approximately 14,948 unproved acres in Edwards County, Texas and an earn-in agreement to increase the said working interest to 66.67 percent and earn up to a 66.67 percent working interest in an additional 13,348 undeveloped acres in Edwards Country, Texas. As of February 28, 2008, all of the exchange shares were converted into 9,500,000 shares of our common stock.

In June 2007, we began oil production from the Chetopa project and have shipped over 11,500 barrels of oil from the project. To date this production has not been material and has been incidental to the pilot project.

On October 24, 2007, we acquired (in conjunction with MegaWest Energy Montana Corp.) a 40 percent working interest in oil and gas leases covering approximately 34,000 unproved acres of land in Montana for consideration of US$300,000 cash and 500,000 units, of which each unit consists of one share of our common stock and one-half of one share purchase warrant (each whole warrant entitles the holder to purchase an additional share of our common stock at an exercise price of US$2.50 per share until April 24, 2009). Pursuant to earn-in agreements, we can earn an additional 20 percent working interest in the lands by completing US$2.5 million of work that includes additional leasing, seismic, geological studies, test wells and pilot project development and implementation. In addition, our company and the vendors have established a regional area of mutual interest (AMI) covering approximately 1,000,000 acres that will remain active for the next two years. The interest in the AMI will be divided 65 percent to our company and 35 percent to the vendors. We will pay for 100 percent of the lease acquisition, initial geological and geophysical activity, drilling and completing of all wells, if any, comprising an agreed upon initial work program for each new prospect within the AMI and we will receive 100 percent payout of all such costs and expenses incurred for each such prospect prior to vendor receiving its respective share.

In November 2007 we commenced construction of our first commercial project in Missouri called Marmaton River. Commissioning and start up of the facility was completed on March 16, 2008 when steam injection commenced and the first oil sales from the project occurred on August 4, 2008 (see "Business Overview" below in this annual report).

On May 15, 2008, we completed a private placement of 26,750,000 shares of our common stock at US$0.60 per share for aggregate proceeds of US$16,050,000. The proceeds of the placement were used to fund our ongoing oil and gas exploration and development activities.

B.	Business Overview

MegaWest is a non-conventional oil company with emphasis on North American heavy oil projects. The MegaWest has operatorship of, and owns or has the right to earn a majority interest in, over 146,000 gross acres of prospective oil and gas leases in Missouri, Kansas, Kentucky, Montana, and Texas and is continuing to seek additional oil and gas properties to add to its portfolio. MegaWest is incorporated in Alberta whose shares trade in the United States on the Over-the-Counter Bulletin Board exchange ("OTC") under the symbol "MGWSF".

Prior to November 2006, we were a technology company, whose business plan was to acquire the rights to market, sell and distribute a product line of consumer electronic technology products in Canada.

Description of Operations

Our strategy is to evaluate, enhance and exploit each project and prospect through:

  geoscience and engineering analysis to validate each project and identify technologies which may result in economic recovery;

  field work including: seismic, drilling and operation of pilot projects to corroborate engineering and geoscience analysis, resulting in a commercial project design and development plan; and

  engaging an independent third-party to establish the value of commercial reserves, leading to funding and execution of the commercial development plan, farm-out, or sale.

The objectives of our company’s fiscal 2008 budget were to establish reserves and demonstrate commercial feasibility through delineation drilling and the completion of a thermal pilot or enhanced recovery production tests. To date, we have identified significant resource potential on part of our lands through delineation drilling and analysis, which has been confirmed through the results of an independent reserves and resource report, announced on August 14, 2008. In addition, we have demonstrated oil production at our pre-commercial Chetopa steam project, and we have recently sold first oil from our Marmaton River, Missouri project. We are midway through construction and have completed drilling on our Grassy Creek, Missouri project.

Missouri

The Missouri lease holdings include a 100 percent interest in 32,909 gross unproved acres of land. We have drilled 38 exploration/delineation wells (drill, log and abandon) with a 66% success rate and completed 120 development, service and observation wells with a 100% success rate to date.

The Marmaton River project area spans 215 gross acres and comprises 13 steam injection wells, 40 producing wells, one water source well and one water disposal well on approximately 10 acres. A steam generation and oil treating plant with a throughput capacity of 500 barrels of oil per day has been constructed on site. Commissioning and start up of the facility was completed on March 16, 2008 when steam injection commenced. First oil sales from the project occurred on August 4, 2008, and daily production levels are increasing. The remaining project acreage will be drilled in approximately 10 acre increments in future years to extend the project life and maintain the target production plateau. Drilling of 10 injection wells and 24 production wells on approximately 10 additional adjacent acres is underway.

We have commenced construction of a second project in Missouri, the Grassy Creek project. The project is comprised of 46 production wells, 15 injection wells, 2 observation wells and 2 service wells on approximately 15 acres. The total leased area of the project is 320 gross acres. To date, construction of the Grassy Creek facilities is estimated to be 50% complete and drilling of the project wells is completed. Our company intends to complete the construction and commence injection of steam by the fourth calendar quarter of 2008. This project will have a steam injection and production treating plant similar to Marmaton River with a design capacity of 500 barrels of oil per day. Ongoing drilling is planned to maintain this project at target production rates.

Subject to exploration success, it is anticipated that up to 14 additional projects of similar design may be drilled and constructed on the Missouri lease holdings.

Kansas

The pre-commercial Chetopa project is a heavy oil demonstration project located two miles south of Chetopa, Kansas. The project includes certain oil and gas equipment and a 100 percent interest in two oil and gas leases covering 392 gross unproved acres. On 15 of these acres are 20 steam injector wells, 33 producer wells and a water well which had been previously drilled, completed, equipped and tied in for production. A tank battery, steam generator and two transfer stations are also in place on the property. We are continuing to optimize the recovery process on the initial 15 acre development, and over 11,500 barrels of oil have been trucked and sold to the Coffeyville refinery located twenty miles west of Chetopa. To date, the price received for the oil produced from the project has been over 80 percent of the benchmark price of West Texas Intermediate (WTI).

The Chetopa project was originally purchased to acquire the surface equipment and steam generator at a discount for use in Missouri. However, we elected to refurbish the facilities and on June 13, 2007, the first truckload of oil was shipped from the project. Substantial downtime has been experienced with the equipment and our company has budgeted funds for equipment upgrading during 2009. We plan to drill five exploration wells around the Chetopa project, further evaluate the application of alternate recovery technologies to the reservoir and then decide if additional acreage will be acquired and developed.

We are obligated to pay a net revenue interest up to a maximum of US$750,000 on net revenues generated from the Chetopa project. The net revenue interest becomes payable after our company recovers 100 percent of its capital and operating costs, and will be paid quarterly from 25 percent of the project's net revenues. As at April 30, 2008, no net revenue interest has been paid, as we have not yet recovered our capital and operating costs.

Kentucky

The Kentucky lease holdings include a 62.5 percent working interest in the shallow rights (above the Beech Creek limestone formation) and an additional 37.5 percent working interest in the deep rights on 36,008 gross unproved acres in Kentucky.

We are committed to fund a work program covering the first US$15,000,000 of exploration, testing and development expenditures on the leases aimed at proving the commercial recovery of the potential oil contained in the leases. We drilled eight exploration wells at various strategic locations on the Kentucky Reserves lands in fiscal 2008. The result of this drilling program was confirmation of the commercial prospectivity of three Mississippian heavy oil pay zones found at depths of 200-600 feet from surface. A number of potential project locations have been indentified, and the first location has been appraised with four delineation wells. A steam drive enhanced recovery project has been designed and applications have been submitted for this location. Purchasing and construction of long-lead items is underway and drilling is expected to commence in the third calendar quarter of 2008, with planned commissioning in the late fourth calendar quarter of 2008 or early 2009.

In the event that our company does not complete the US$15,000,000 work program by October 2009, we are obligated to pay 37.5 percent of the unspent balance to our joint venture partner. As at April 30, 2008, we had spent $2,967,078 towards this commitment.

Montana

The Montana lease holdings include 42,560 gross unproved acres in Montana covering three prospects, Teton, Loma and Devils Basin.

At Teton and Loma, our company has a 40 percent working interest and can earn an additional 20 percent working interest on certain leases (60 percent overall) by carrying its working interest partner through the first US$2.5 million of work. Acquisition of a new 2D seismic over the existing Teton and Loma prospects has recently been completed and processing is underway. Interpretation of this seismic may lead to the drilling of a number of wells beginning in the 4th quarter of calendar 2008 to test these prospects. At Teton, our company is targeting a heavy oil reservoir, which if successful, may ultimately be developed through the application of a Steam Assisted Gravity Drainage (SAGD), steam drive or cyclic steam stimulation. At Loma, our company is targeting a light oil reservoir.

In addition, we and our working interest partner have established a regional Area of Mutual Interest (AMI) covering approximately 1,000,000 acres that is expected to remain active until October 2009. The interest in the AMI will be divided 65 percent to our company and 35 percent to our partner. We have to pay for the lease acquisition, initial geological and geophysical activity, drilling and completing of all wells, if any, comprising an agreed upon initial work program for each new prospect within the AMI and will receive 100 percent payout of all such costs and expenses incurred for each such prospect prior to our partner receiving its share.

The Devils Basin prospect was acquired on July 31, 2008. Upon completion of acquisition earning ($105,000 cash, 100,000 shares of our common stock and a carry of our partner’s 25 percent working interest cost on the first well), We will own a 75 percent working interest of the 4,990 acre prospect. The acreage includes demonstrated light oil production from the Heath Shale from vertical wells. Seismic will be used to identify prospective drill locations and we plan to test the prospect with a horizontal well.

Texas

As of April 30, 2008, our company’s interest in the project consists of 33,963 gross unproved acres in Edwards County, Texas. Pursuant to earn-in agreements, we may earn up to a 66.67 percent working interest in all leased acreage. Included in the total undeveloped acres are 20,600 acres in which we have earned a 50 percent working interest.

We have completed a geological study of the project. This included compilation and evaluation of all available data, the conversion of all available logs to digital form, well curve editing and correction after digitizing, and the organization of well logs and all historical drilling, completion and core data into a structured database. Seven exploration wells were drilled during fiscal 2008 and four of these wells were cased. Subsequent to April 30, 2008, testing of prospective gas zones on these wells had been completed and the results showed non-economic amounts of gas. Although a number of the exploration wells encountered hydrocarbon bearing formations, we plan to focus our resources in areas with more attractive economics and as a result, as at April 30, 2008, we had recorded an impairment charge in the statement of operations of $5,891,223 against the project. We will undertake a review of strategic alternatives related to this project.

Principal Markets

The principal market that we compete in is the North American energy market, specifically the North American oil market. With the exception of the recent production from the Marmaton River and Chetopa projects, we do not have, nor have we ever had, any oil and gas operations.

Extraction Processes

Our business model is dependent on the use of thermal recovery technologies to recover previously uneconomic oil and gas reserves that have now been made economically viable by the recent increases in the price of oil and the development of new technologies in Canada. Our operational and head office is in Calgary, Alberta, where we have access to technical experts in the recovery of heavy oil. We have built a team with expertise in various methods of primary and thermal heavy oil recovery, including Cyclic Steam Stimulation (CSS), Steam Assisted Gravity Drainage (SAGD), steam drive, in situ combustion, ET-DSP( (a form of electro-thermal heating) and solvent processes.

Technology Summary

Heavy Oil

North America's heavy oil and bitumen deposits are estimated to contain more than 3 trillion barrels of resource, rivaling the oil reserves of Saudi Arabia. Crude oil is considered "heavy" if its API gravity is lower than 20 degrees and its viscosity is higher than 1,000 centipoise. Natural bitumens are even poorer raw materials, with API gravities lower than 10 degrees and viscosities greater than 10,000 centipoise. Heavy oil and bitumen are highly viscous requiring heat or dilution to enable significant production and recovery of reserves.

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

Similar to other maturing resources, primary heavy oil production in the Canadian heavy oil industry has peaked and is on decline. Encouraged by favourable economic terms and long term leases, thermal recovery is rapidly increasing and now exceeds 240,000 bopd. There are 21 approved Steam Assisted Gravity Drainage (SAGD) projects, six approved Cyclic Steam Stimulation (CSS) projects and one approved in situ combustion project in the Province of Alberta. Projections on the future phased developments of these projects indicate that thermal production could reach 1,500,000 bopd by 2013 if investment proceeds as planned. There is a significant and well-established commercial enhanced recovery technology industry in Canada.

Large unconventional energy resources that are difficult to produce using today's conventional recovery methods are the focus of our company. These resources represent the key to easing energy supply concerns in the near term and the future. We are building a team to evaluate and exploit our company's projects using the best proven or emerging technologies.

In Situ Resource Recovery

Although most heavy oil or bitumen in Canada is currently produced by open pit mining, about 80 percent of the oil sands are buried too deep below the surface for this process to be applied. This oil must be recovered by in situ techniques, which heat or dilute the heavy oil, thereby lowering its viscosity and allowing it to migrate towards producing wells, where it is brought to the surface. A technical review of our prospects will identify the most suitable technology for each resource and may include proven technologies such as Cyclic Steam Stimulation (CSS), Steam Assisted Gravity Drainage (SAGD), Steam Drive, in situ Combustion and CO2 injection or such emerging technologies as ET-DSP( (a form of electro-thermal heating) or N-Solv (a solvent based technology).

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

C.	Organizational Structure

As of the date of this annual report, we have the following directly owned subsidiaries incorporated in the United States:

Subsidiary	Incorporation / Acquisition Date	Ownership Percentage
MegaWest Energy (USA) Corp.	January 9, 2007	100%
MegaWest Energy Kentucky Corp. (formerly Kentucky Reserves, LLC)	April 2, 2007	100%
MegaWest Energy Missouri Corp. (formerly Deerfield Energy LLC)	April 5, 2007	100%
MegaWest Energy Kansas Corp. (formerly Deerfield Energy Kansas Corp.)	April 5, 2007	100%
MegaWest Energy Texas Corp. (formerly Trinity Sands Energy LLC)	April 25, 2007	100%
MegaWest Energy Montana Corp.	October 19, 2007	100%

D.	Property, Plants and Equipment

We currently rent office space located at Suite 800, 926 – 5th Avenue SW, Calgary, Alberta, Canada T2P 0N7 for the amount of $20,000 per month and office space located at 1000, N Osage Street, Nevada, Missouri, 64772, for the amount of US$1,000 per month.

In addition to the property information described above in this annual report in "Business Overview", the oil and gas acreage under lease and well information at each of our property areas is summarized below in "Oil and Gas Producing Activities and Other Oil and Gas Information" below. Additionally, we have two completed project areas, Chetopa in Kansas and Marmaton River in Missouri, each of which has equipment for steam injection, oil production, collection and treating. A third project, Grassy Creek in Missouri, is under construction.

In addition, we have purchased eight used steam generators for future heavy oil commercial project locations. Two of these units have been installed at the Marmaton River and Grassy Creek projects in Missouri. Four of these generators were acquired subsequent to April 30, 2008.

Oil and Gas Producing Activities and Other Oil and Gas Information

Oil and Gas Reserves

For the year ended April 30, 2008 and part of the year ended April 30, 2007, we were engaged in oil and gas activities. As at April 30, 2008 and 2007, all of our oil and gas properties are considered unproved and we have not established substantive proved reserves that are material to our operations or financial position in accordance with SEC reserve guidance set out in Industry Guide 2 - Disclosure of Oil and Gas Operations.

Specifically, reserves that can be produced economically through applications of improved recovery techniques (such as steam injection) are included in the "proved" classification upon successful testing by a pilot project, or the operation of an installed program in the reservoir, provides support for the engineering analysis on which the project or program was based. If an improved recovery technique, which has not been verified by routine commercial use in the area is to be applied, the hydrocarbon volumes estimated to be recoverable cannot be classified as proved reserves unless the technique has been demonstrated to be technically and economically successful by a pilot project or installed program in that specific rock volume.

Oil and Gas Wells

The following table sets out the number of oil wells in which we held a working an interest as of April 30, 2008 and 2007.

	Producing				Non-Producing
	April 30, 2008		April 30, 2007		April 30, 2008		April 30, 2007
	Gross	Net	Gross	Net	Gross	Net
United States
Kansas	33.0	33.0	33.0	33.0	21.0	21.0	21.0	21.0
Missouri	40.0	40.0	-	-	15.0	15.0	-	-
Kentucky	-	-	-	-	5.0	3.1	1.0	0.6
Montana	-	-	-	-	-	-	-	-
Texas	-	-	-	-	4.0	2.0	-	-
Total	73.0	73.0	33.0	33.0	45.0	41.1	22.0	21.6

The following table sets forth the number of exploratory and development wells which MegaWest completed during its financial year ended April 30, 2008.

	Exploratory		Development
	Gross	Net	Gross	Net
Oil wells	4	2	44	42.5
Gas wells	-	-	-	-
Service wells	-	-	15	15
Oilsands Evaluation (Dry holes)	51	48	-	-
Total Wells	55	50	59	47.5

Project Area

The following table sets out the lease area we have an interest in, by area, as of April 30, 2008 and 2007.

	April 30, 2008		April 30, 2007
	Gross	Net	Gross	Net
United States
Kansas	320	320	392	392
Missouri	10,312	10,312	7,620	7,620
Kentucky	36,008	22,505	29,126	17,038
Montana	36,571	16,767	-	-
Texas	34,603	12,042	33,323	9,649
Total	117,814	61,946	70,461	34,699

Oil and Gas Costs

The following table summarizes the costs incurred in oil and gas property acquisition, exploration, and development activities for our company for the years ended April 30, 2008 and 2007.

Activity	April 30, 2008	April 30, 2007
Property acquisition, including equipment	$11,254,040	$20,140,324
Exploration	$8,625,175	616,031
Development	$1,600,745	-
Total	$21,479,960	$20,756,355

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not Applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The information in this Item is presented in accordance with Canadian generally accepted accounting principles, and has not been reconciled to United States generally accepted accounting principles. The following discussion of our financial condition and results of operations for the five year fiscal period ending April 30, 2008, should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this annual report in accordance with "Item 8 – Financial Information" below.

Overview

We are an exploration stage non-conventional oil and gas company with an initial focus on North American heavy oil.

Critical Accounting Estimates

Our accounting principles are described in Note 1 to our annual consolidated financial statements for the year ended April 30, 2008 and 2007. We prepare our annual consolidated financial statements in conformity with Canadian GAAP, and have also prepared a Reconciliation to U.S. GAAP as at April 30, 2008 and 2007 and for the years ended April 30, 2008, 2007 and 2006.

The preparation of our financial statements requires us to make estimates and judgments that affect our reported amounts of assets, liabilities, revenue and expenses. On an ongoing basis we evaluate our estimates, including those related to acquisitions, status of oil and gas projects (proved or unproved), asset impairment, tax valuation allowances, volatility and market value of our share price and contingencies. These estimates are based on information that is currently available to us and on various other assumptions that we believe to be reasonable under the circumstances. Actual results may vary from those estimates under different assumptions and conditions.

The critical accounting policies that affect the more significant judgments and estimates used in preparation of our consolidated financial statements are described below.

Oil and Gas Operations

We follow the full cost method to account for our oil and gas operations, whereby all costs of exploring for and developing oil and gas reserves are capitalized and accumulated in country-by-country cost centres. These capitalized costs will be depleted using the unit-of-production method based on estimates of proved reserves once the underlying property in considered proved. The costs related to unproved properties are not subject to depletion. At April 30, 2008, all our properties were assessed to be unproven. Factors used to make this assessment included commercial production levels on demonstration projects for an extended period of time and the existence of proved reserves.

The capitalized costs in each unproved project are assessed to determine whether it is likely such costs will be recovered in the future. Costs which are not likely to be recovered in the future are written-off. We assess the carrying amounts of our unproved oil and gas assets for impairment by assessing the likelihood of recovering our costs through cash flow projections of future net revenues.

Our management prepared estimates of future net revenues using internal and independent estimates of resource potential. The process of estimating quantities of resource potential is inherently uncertain and complex. It requires judgments and decisions based on available geological, geophysical, engineering and economic data. These estimates may change substantially as additional data from ongoing exploration activities becomes available and as economic conditions impacting oil and gas prices and costs change. Our resource estimates are based on assumed exploration success, availability of future capital to finance development, future production forecasts, prices and economic conditions. Additional assumptions and estimates used in the future net revenue calculations include:

  estimates of production and recovery rates, which vary depending on the method of extraction used and the characteristics of the reservoir and resource estimates;

  estimates of operating costs, which vary with equipment and facility efficiency, inflation; and

  estimates of future capital costs, which vary with inflation, equipment and facility performance.

Significant changes in these factors could reduce our estimates of future net revenues and accordingly could result in an impairment of our oil and gas assets. Our management will perform quarterly assessments of the carrying amounts of its oil and gas assets as additional data from ongoing exploration activities becomes available.

As a result of these procedures, we recorded and impairment charge on our Texas property of $5,891,223 during the year ended April 30, 2008.

Fair Value of our Company’s Common Shares, Options and Warrants

We completed a number of share based transactions during the year ended April 30, 2007. Under Canadian GAAP, share based transactions are recorded at their fair values. Generally, the best indicator of fair value of a company’s shares is quoted market prices, unless the market is not active or liquid, in which case fair value is determined using valuation techniques including recent arm’s length market transactions between knowledgeable, willing parties. In addition, the fair value of options and warrants granted and the incremental fair value of the extension of warrants were based on the Black-Scholes option pricing model, which uses the common share fair value on the grant date as an input. To January 2008, our company used recent arm’s length transactions, specifically private placements, as indicators of fair value. Subsequently, we used the quoted market price of our shares.

Share based transactions impact a number of financial statement items including stock-based compensation expense, contributed surplus, share capital, warrants, convertible promissory notes, exchange shares and deficit on related party acquisitions.

The determination of whether the market for our shares is active and liquid is based on significant judgments including the volatility of the share price, volume of shares traded in relation to total shares outstanding and value of shares traded in relation to total company market capital.

A.	Operating Results

The following discussion is prepared in accordance with Canadian GAAP. For differences between Canadian and U.S. GAAP related to our financial statements, refer to the Reconciliation to U.S. GAAP as at April 30, 2008 and 2007 and for the years ended April 30, 2008, 2007 and 2006.

Years Ended April 30, 2008 and 2007

We reported a net loss of $17,903,023, ($0.23) per share basic and diluted, for the year ended April 30, 2008, compared with a net loss of $6,893,052, ($0.31) per share, for the year ended April 30, 2007. The loss for the 2008 period was mainly attributable to general and administrative expenses of $5,973,385, the impairment of Texas oil and gas assets of $5,891,223, non-cash financing cost of $2,466,000 (due to the extension of the term of the warrants), a write-down of marketable securities of $2,094,000, and foreign exchange loss of $1,935,473 on US dollar cash balances translated to Canadian dollars.

General and administrative expenses for the year ended April 30, 2008 totaled $5,973,385 net of $1,422,233 capitalized to oil and gas assets. During the year ended April 30, 2007, we incurred general and administrative expenses of $5,523,694, net of $176,600 capitalized to oil and gas assets. General and administrative expense includes stock-based compensation, salary and benefits, professional fees, investor relations, office and operations and information technology, as summarized in the table below.

	Years Ended April 30
	2008	2007
Stock-based compensation:
Stock options	$1,065,860	$1,863,448
Shares to be issued for services	806,000	-
Shares issued for services	394,900	434,900
Consulting warrants	-	1,600,800
Less: capitalized portion	(360,880)	-
	1,905,880	3,899,148

Salaries and benefits	2,703,669	1,171,885
Professional fees	720,248	229,111
Investor relations	627,091	100,097
Office and operations	936,734	272,952
Information technology	141,126	27,101
Less: capitalized portion	(1,061,353)	(176,600)
	4,067,515	1,624,546

	$5,973,395	$5,523,694

Stock–based compensation expenses of $2,266,760 (2007 - $3,899,148) were recorded for the year ended April 30, 2008. Stock-based compensation expenses comprised of $1,065,860 (2007 - $1,863,448) attributable to the cost associated with granting stock options to new employees and consultants, $806,000 (2007 - $nil) attributable to shares issued as consideration for employee bonuses, $394,900 (2007 – $434,900) attributable to the cost associated with issuing shares for consulting services and $nil (2007 - $1,600,800) attributable to the cost associated with issuance of warrants to various investor relations consultants. The overall decrease in stock-based compensation is primarily due to fewer stock option and warrant grants in 2008 compared to 2007.

Salary and benefit costs of $2,703,669 (2007 - $1,171,885) were recorded during the year ended April 30, 2008. The increase in salary and benefit costs in 2008 is due to higher staff levels and our company operating for the entire fiscal year, whereas in 2007 our company operated for less than six months as an oil and gas company.

Professional fees totaled $720,248 (2007 - $229,111) and consist of legal fees, audit, accounting and tax advisory primarily related to filing registration documents with the Securities and Exchange Commission (SEC) during the year and our company being in operation for the entire fiscal year in 2008.

Investor relation expenses of $627,091 (2007 - $100,097) for the year ended April 30, 2008 and were incurred in an effort to raise investor awareness of our company.

Office and operations costs during the year ended April 30, 2008 totaled $936,734 (2007 - $272,952) and are primarily made up of office rent and supplies, license and maintenance costs, insurance, telephone and internet, travel and miscellaneous costs.

Information technology costs during the year ended April 30, 2008 totaled $141,126 (2007 – $27,101) and mainly consists of software license and maintenance fees.

The impairment of Texas oil and gas assets of $5,891,223 was recorded during the fourth quarter of 2008 upon the completion of drilling, testing and geological analysis.

The foreign exchange loss for the year ended April 30, 2008 resulted primarily from the translation of our U.S. dollar denominated cash balances into our Canadian dollar functional currency. The Canadian dollar increased in value against the U.S. dollar during the year. We have not entered into any hedging agreements: however, our company holds U.S. dollars to pay its U.S. denominated project costs.

Financing costs of $2,466,000 were recorded to reflect the incremental costs associated with extending the term of 18,682,623 common share purchase warrants by six months as calculated using the Black-Scholes option pricing model.

The write-down of marketable securities relates to the non-temporary decline in value of our investment in Energy Finders.

Our company had interest income of $712,763 for the year ended April 30, 2008 compared with $263,125 for the comparable period. The increase in interest income for the 2008 period was related to interest earned on cash balances generated from private placements that raised an aggregate amount of US$34,011,050 in the third and fourth fiscal quarters of 2007.

Years Ended April 30, 2007 and 2006

We reported a net loss of $6,893,052 for the year ended April 30, 2007, compared with a net loss of $222,945 for the year ended April 30, 2006, for an aggregate net loss for the five year period ended April 30, 2007 of $7,366,290. The loss for the year ended April 30, 2007 was mainly attributable to administrative expenses of $1,624,546, stock-based compensation costs of $3,899,148 and foreign exchange loss of $1,548,840.

Stock-based compensation expense was $3,899,148 for the year ended April 30, 2007 and was attributable to the cost associated with granting stock options and warrants to new employees, consultants and directors in connection with forming a new oil and gas company.

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

The foreign exchange loss of $1,548,840 for the year ended April 30, 2007 resulted primarily from the translation of our U.S. dollar denominated cash balances into our Canadian dollar functional currency. The Canadian dollar has strengthened in value compared to the U.S. dollar for the period following the private placements. We do not engage in hedging activities or use derivative instruments.

Administrative expenses totalled $104,601 for the year ended April 30, 2006 compared with $57,292 for the year ended April 30, 2005. The increase was substantially caused by the payment of $61,200 in fees to Carob Management for consulting services related to new business opportunities for our company and other administration duties.

During the year ended April 30, 2004, we advanced $109,280 plus accrued interest to Cyberhand Technologies Inc. pursuant to notes payable to fund activities pending a proposed acquisition. The balance owing on these notes and interest accrued thereon in the amount of $123,610 was assigned to Cyberhand Technologies Inc. in exchange for distribution rights pursuant to a July 5, 2004 distributor agreement, whereby we acquired the non-exclusive right to distribute peripheral computer hardware products designed, manufactured and marketed by Cyberhand Technologies Inc. Pursuant to the distributor agreement, we agreed to purchase a minimum of 15,000 units on or before July 5, 2007, and upon completion of this minimum order, to purchase 50,000 units per month or forfeit our rights under the distributor agreement. As required by the distributor agreement, we purchased an initial stocking order of 200 units at a cost of $10,735, which was written down to its net realizable value of $4,735 for the year ended April 30, 2005 and to $1.00 for the year ended at April 30, 2006. During the year ended April 30, 2006, we wrote down the distribution right granted under the distributor agreement to $10,000 to recognize the impairment of the asset primarily due to the lack of sales of the Cyberhand Technologies Inc. products.

We had interest income of $263,125, $nil and $2,261 for the years ended April 30, 2007, 2006 and 2005, respectively. The increase in interest income for the year ended April 30, 2007 is related to interest earned on cash balances generated from the private placements that raised an aggregate amount of US$34,011,050.

B.	Liquidity and Capital Resources

As our company’s projects are either exploration in nature or in the early stages of development, and profitable oil and gas operations have not been attained, we anticipate spending our existing funds in the upcoming fiscal year to acquire, explore, appraise and develop oil and properties. We will need additional financing to continue operations and fund our 2009 capital plan. In addition, the ultimate development of our oil and gas projects, if assessed to be commercial, will require additional funding. Our future operations are dependent upon our ability to obtain additional financing and ultimately achieve profitable operations. Additional capital may be in the form of equity, debt and or joint venture farmouts. The outcome of these matters cannot be predicted with certainty at this time.

Cash and Financial Conditions

Our company had working capital of $4,328,075 as at April 30, 2008 compared to working capital balance of $28,494,151 as at April 30, 2007. Cash used in operating activities for the year ended April 30, 2008, totalled $3,709,747 on a $17,903,023 net loss for the period.

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

As at April 30, 2008, we had cash available of $5,617,892. In addition, subsequent to April 30, 2008, we completed a private placement financing whereby gross proceeds of $16,050,000 were received upon the issuance of 26,750,000 common shares.

Investing Activities

Cash used in investing activities was $18,490,624 for the year ended April 30, 2008 (2007 - $6,591,403) and included cash capital expenditures of $17,505,081 incurred on our company’s oil and gas assets as follows:

  $2,033,306 on the Chetopa project for facility commissioning and completion;

  $6,232,784 in the Missouri area for lease acquisition, geological and geophysical activities and costs for the construction of the Marmaton River project;

  $2,845,169 in the Kentucky area for lease rentals, geological and geophysical activities and costs associated with completing a 12 well exploration and delineation drilling program;

  $5,071,927 on the Texas project for geological and geophysical activities and costs during the year associated with a seven well exploration program;

  $554,814 for lease acquisitions and geological and geophysical activities in the Montana area; and

  $767,081 for other expenditures on oil and gas and office equipment, including costs for the acquisition of used steam generators.

Cash used in investing activities was $6,932,653 for the year ended April 30, 2007 and included expenditures of $7,274,445 as follows:

  $4,244,360 for the acquisitions of the Chetopa, Deerfield Missouri, Kentucky Reserves and Trinity Sands projects;

  $836,875 for capital expenditures on oil and gas assets, primarily for the Chetopa project, and other equipment;

  $1,851,960 for an investment in our Trinity Sands project joint venture partner Energy Finders; and

  $341,250 cash deposited in trust as contingent consideration for the Deerfield Missouri acquisition.

Cash used in investing activities was $nil for the year ended April 30, 2006.

Financing Activities

Cash received from financing activities was $321,388 for the year ended April 30, 2008, and related to the cash proceeds received on the exercise of stock options, warrants, and unit rights. Subsequent April 30, 2008, we completed a private placement financing pursuant to which gross proceeds of $16,050,000 were received from the issuance of 26,750,000 common shares. Our company’s stock options, incentive warrants and consulting warrants have a cashless exercise feature and as a result, in the event of an exercise, we may not receive any cash proceeds. Cash received from financing activities during the year ended April 30, 2007 was $38,301,221 and related to proceeds from the private placement financings.

Our company’s debt obligations at April 30, 2008 consisted of US$1,700,000 convertible promissory notes, which matured on June 20, 2008 and which were converted into 7,412,559 common shares.

As part of the consideration given to acquire Trinity Sands Energy LLC, 95,000 class B shares of our subsidiary, MegaWest Energy (USA) Corp. were issued. Each class B exchange share is convertible into 100 shares of our common stock with up to 9,500,000 shares of our common stock to be issued. The holders of these MegaWest Energy (USA) Corp. shares have the right to exchange, or can receive a cash payment of US$950,000 (US$10.00 per exchange share) until July 31, 2008, after which time we can implement a forced exchange of the shares. As of February 28, 2008, all of the exchange shares had been converted into 9,500,000 shares of our common stock.

During the fiscal year ended April 30, 2007, we completed three private placements to provide us with $38,301,221, before costs, of working capital to evaluate and pursue non-conventional oil and gas opportunities in the United States and Canada and to establish a head office in Calgary, Alberta (see "History and Development" above in this annual report).

In December 2006, we settled $165,700 of accounts payable through the issuance of 600,000 shares of our common stock pursuant to debt settlement and subscription agreements dated December 21, 2006. The fair value of the shares was based on recent arm's length private placements.

In the year ended April 30, 2006, we borrowed $40,000 from shareholders of our company and issued $40,000 in short term, unsecured notes bearing interest at 10 percent in respect thereof. On October 20, 2006, our shareholders approved a subdivision of the issued and outstanding shares of our common stock on an up to 3 to 1 basis. This subdivision is subject to the discretion of the directors and is currently not proposed to be implemented.

We completed our initial public offering on July 5, 2001, and raised $262,500 from the sale of 1,750,000 shares of our common stock. In July 2004, we completed a private placement of 4,500,000 shares of our common stock at $0.001 per share, including 1,250,000 shares of our common stock purchased by directors and officers. As at April 30, 2004, there were 2,250,000 shares of our common stock held in escrow, whose release was subject to the policies of the TSX Venture Exchange. On July 29, 2004, as a result of the voluntary delisting from the TSX Venture Exchange, the 2,250,000 escrowed shares were cancelled and returned to the treasury.

As of August 28, 2008, there were 132,919,472 common shares issued and outstanding.

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

F.	Contractual Obligations

	Contractual Obligations as at April 30, 2008 (in thousands of Canadian dollars)
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Operating Leases	$1,689	$317	$876	$496	$-
Work Commitments (1)	$4,500	$-	$4,500	$-	$-
Employment Agreements (2)	$-	$-	$-	$-	$-
Oil and Gas Equipment and Services (3)	$-	$-	$-	$-	$-
Total	$6,189	$317	$5,376	$496	$-

Notes:
(1)

As part of the acquisition of the Kentucky project, we are obligated to spend US$15,000,000 on the project within 30 months from acquisition, or by October 2009. In the event we do not complete this work program, we are obligated to pay 37.5 percent of the unspent balance to its joint venture partner.

(2)	Pursuant to employment agreements we have with our Chief Executive, Operating and Financial Officers, we are obligated to pay $688,000 under certain events around employment termination.
(3)

Subsequent to April 30, 2008, we entered into a contract with a natural gas supply company whereby we have paid a US$600,000 deposit to bring natural gas infrastructure to our Missouri projects. The deposit is refundable to our company over ten years based on the amount of natural gas used each year. In addition, subsequent to year end, we entered into a contract to purchase four used steam generators for $680,000.

(4)

We are obligated to pay a net revenue interest up to a maximum of US$750,000 on net revenues generated from the Chetopa project. The net revenue interest becomes payable after our company recovers 100 percent of its capital and operating costs, and will be paid quarterly up to 25 percent of the projects revenues.

G.	Safe Harbour

Not applicable.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Officers

The following table sets out the names and business experience of each of our directors and senior officers, as of August 28, 2008:

Name and Age	Present Position with our Company	Date of Commencement of Office with our Company
George T. Stapleton, II(2)(4)(5)(6) (54)	Chief Executive Officer and Director	December 21, 2006
George Orr(1)(2)(4) (47)	Chief Financial Officer, Treasurer and Director	December 21, 2006
R. William Thornton(2)(4) (6)(53)	President, Chief Operating Officer and Director	December 21, 2006
Brad Kitchen(1)(3) (46)	Director	February 19, 2003
Brian J. Evans(1)(2)(3)(4) (58)	Director	February 19, 2007
Neil McCrank (65)	Director	July 17, 2008
John B. (Jack) Holmes (61)	Director	August 13, 2008

Notes:
(1)	Member of our audit committee.
(2)	Member of our corporate governance and human resource committee.
(3)	Member of our compensation committee.
(4)	Member of our nominating committee.
(5)	Board Chairman.
(6)	Mr. Stapleton was President of our company from December 21, 2006 to February 8, 2008. Mr. Thornton was appointed President of our company on February 8, 2008.

The following is a summary of the education and business experience of each of our directors and senior management and identifies all of the public companies each is affiliated with. For the purposes hereof, the term public company means, for Canadian purposes, a company that is a "reporting issuer" as that term is defined under the Securities Act (Alberta) and, for United State purposes, a company that has a class of securities registered under the Securities Exchange Act of 1934.

George T. Stapleton, II

Mr. Stapleton received his civil engineering degree from Georgia Institute of Technology in 1975 and has 33 years of international experience in the offshore oil construction and service industry, project development, oil and gas exploration and production and energy infrastructure related projects. Mr. Stapleton is currently the Chief Executive Officer of our company and a director of Valcent Products Inc. and PetroBeam, Inc. He was the Chief Operating Officer and a Director of Deerfield Energy LLC from 2005 and the President and a director of Trinity Sands Energy LLC from 2006 until each was acquired by our company. He was formerly the President and remains a director since 2004 of E-T Energy Ltd., a private Canadian company testing an electro-thermal approach to the production of bitumen from the Athabasca tar sands. From 2000 to 2002 he was responsible for the development of simulation based training packages for the energy and industrial sectors for Simulis, LLC. He was President - Products & Services for NEOppg Ltd. from 1998 to 2000 where he was responsible for the development of the services side of our company's business plan, focusing on a proprietary multilateral system, heavy oil production systems and artificial lift products. Prior to that he was Vice-President, Operations for Asian Tiger Energy Company, an

independent oil company developing oil and gas projects, operating primarily in Southeast Asia. Before Asian Tiger, Mr. Stapleton spent 19 years overseas with J. Ray McDermott in the Arabian Gulf, North Sea and Asia as Field Engineer, Operations Engineer, Project Manager, Fabrication Division Manager at Batam Island, Indonesia and finally as Division Manager – Business Development and Project Management where he oversaw project management of all turnkey projects for Southeast Asia and was responsible for business development activities throughout the region.

George Orr

Mr. Orr is a chartered accountant and has several years experience dealing with public company reporting and administrative requirements. Mr. Orr is currently a director and the Chief Financial Officer of Valcent Products Inc., a company listed on the OTC Bulletin Board that is engaged in the business of the design, development and marketing of innovative products intended for the mass consumer appeal and has been a director, since August 9, 2007, of Pacific Copper Corp., a mining company engaged in exploration in Peru and Chile. Additionally, Mr. Orr provides advisory services to a number of other reporting issuers and private companies. Mr. Orr allocates approximately 20% of his time to the affairs of our company.

R. William Thornton

Mr. Thornton received his Chemical Engineering degree from the University of Alberta in 1977 and Masters of Engineering (reservoir) 1989 from the University of Calgary. He also completed the University of Calgary Executive Development Program in 1988. He has held senior management and executive positions in all aspects of oil and gas development and in particular enhanced recovery of heavy oil. He was General Manger – Petroleum Engineering with Western OilSands, Vice-President, Engineering with Petrovera Resources and Director of Primary Heavy Oil with Gulf Canada. Prior to these positions he worked for 17 years with Murphy Oil on their various enhanced recovery projects and technology development. During this time, Mr. Thornton spent 3 years working in Murphy's El Dorado, Arkansas and New Orleans, Louisiana offices overseeing engineering and operations on a large portion of Murphy's onshore U.S. production. Mr. Thornton also has international experience, having worked in drilling operations in interior Peru and as part of a team negotiating a production sharing agreement in northern Iraq. Most recently, Mr. Thornton was the Vice President, Engineering of Petrovera Resources Limited, an oil and natural gas producer, from July 2000 to March 2004; and the General Manager Petroleum Engineering of Western Oil Sands, an oil producer, from November 2004 to December 2006. Mr. Thornton has been our Chief Operating Officer since January 1, 2007 and our President since February 8, 2008.

Brad Kitchen

Mr. Kitchen is a corporate finance consultant. Since 1996, he has been the founder and President of PBK Financial Engineering Inc., a private corporate finance consulting company. After graduating from McGill University with an MBA, Mr. Kitchen became a financial product oriented investment banker where he was employed in Toronto, Ontario over an eleven-year period as a Vice-President and director at CIBC World Markets (formerly CIBC Wood Gundy Securities Inc.) and TD Securities Inc. From January 2000 to January 2001, he was Vice-President, Corporate Finance at Pacific Opportunities Company Ltd., a small merchant bank and financial services company. From December 1998 to December 1999, he was a partner of Kitchen & Fuller Holdings Inc., a holding company for commercial real estate. From May 1998 to November 1998, he was Chief Financial Officer of Protocol Holdings Inc., a real estate investment company. Since April 2005, he has been a director of Cyberhand Technologies International Inc. Since October 2005, Mr. Kitchen has been President and director of Grenville Gold Corporation, a mining company listed on the TSX Venture Exchange; and President of Universal Energy Corporation, an oil and gas company also listed on the TSX Venture Exchange. Since June 2007, Mr. Kitchen has been the President, Chief Executive Officer and director of Yankee Hat Minerals Ltd., a Canadian gold exploration company that trades on the TSX Venture Exchange. Since August 2006, Mr. Kitchen has been the President, Chief Executive Officer and director of Eagle Hill Exploration Corporation, a Canadian gold exploration company that trades on the TSX Venture Exchange.

Brian J. Evans

Mr. Evans is a director of Tusk Energy Corporation, a company listed on the TSX that is an exploration-focused oil and gas producer with operation in western Canada. Since August 2006, Mr. Evans has served as the Executive Director of the Werklund Group, a private investment group effective August 2006 and prior to that was a partner and associate counsel with Miller Thomson LLP, a national law firm. Since 1997, Mr. Evans has been a director of CCS Income Trust, an income trust group that was until November 20, 2007 (when it ceased to be a public company) listed on the TSX and that provided energy and environmental waste management services, and CCS Inc. (the predecessor of CCS Income Trust).

Neil McCrank

Mr. McCrank is Counsel to Borden Ladner Gervais LLP, a national law firm and he is a director of Alta Gas Income Trust, one of Canada’s largest integrated infrastructure and services companies. He is Chairman of the Canadian Energy Research Institute (CERI) and a member of a number of associations including the Law Society of Alberta, the Canadian and Calgary Bar Association, and the Association of Professional Engineers, Geologists and Geophysicists of Alberta. From 1998 to 2007, Mr. McCrank was Chairman of Alberta Energy and Utilities Board (AEUB) where he was responsible for the direction and coordination of the board’s mandate governing energy resource development and utility matters in Alberta. Mr. McCrank holds a science degree in Electrical Engineering and a law degree, both from Queen’s University in Kingston, Ontario, Canada.

John B. (Jack) Holmes, Jr.

Mr. Holmes is currently the CEO of Zilkha Biomass Energy. In December 2007, Mr.Holmes retired as Chief Executive Officer of Syntroleum Corporation. From 1999 through 2002, he served in several capacities at El Paso Corporation. From 2001 to 2002, he was Chief Operating Officer of El Paso's Merchant Energy division. From 1999 to 2001, he was President of El Paso Production Company. Prior to El Paso, Mr. Holmes led Sonat Exploration Company as its President and Chief Executive Officer from 1998 to 1999 until its acquisition by El Paso. From 1986 to 1998, he served as President and Chief Operating Officer of Zilkha Energy Company, which under his leadership grew to $1.3 billion in value in 1998 when before being acquired by Sonat. Before joining the original executive team at Zilkha, Mr. Holmes held numerous executive positions in the energy business with several independent energy companies after a distinguished decade of service at Exxon Company, USA from 1969 to 1979. He holds a degree in Chemical Engineering from the University of Mississippi.

Family Relationships

There are no family relationships between any of the directors or executive officers of our company.

There are no arrangements or understandings between any of our directors and/or executive officers and any other person pursuant to which that director and/or executive officer was selected.

B.	Compensation

Executive Compensation

In accordance with applicable securities legislation in Canada, the following executive compensation disclosure is provided in respect of our Chief Executive Officer, Chief Financial Officer and Chief Operating Officer as at April 30, 2008 and each of our three most highly compensated executive officers whose annual compensation exceeded $150,000 in the year ended April 30, 2008 (collectively, the Named Executive Officers). During the year ended April 30, 2008, the aggregate compensation paid to all of our executive officers whose annual compensation exceeded $40,000 was $1,104,299 (see "Employment Agreements" below in this annual report for details on our employment agreements with Messrs. Stapleton, Orr and Thornton).

Summary Compensation Table

The following table sets forth a summary of all compensation paid during the years ending April 30, 2008, 2007 and 2006 to each of the Named Executive Officers.

Summary Compensation Table
Name and Principal Position	Year	Annual Compensation			Long Term Compensation			All Other Compen- sation ($)
		Salary ($)	Bonus ($)	Other Annual Compen -sation ($)	Awards		Payouts
					Securities Under Options (1)/ SARs (2) Granted (#)	Shares or Units Subject to Resale Restrictions (#)	LTIP (3) Payouts (#)
George T. Stapleton, II Chief Executive Officer and Director (4)	2008 2007 2006	$236,899 $89,333 N/A	- $335,000 N/A	- - N/A	- 1,500,000(5) N/A	- - N/A	- - N/A	-(6) -(6) N/A
George Orr Chief Financial Officer, Treasurer and Director	2008 2007 2006	$138,000 $46,000 N/A	- - N/A	- - N/A	- 1,500,000(7) N/A	- - N/A	- - N/A	- - N/A
R. William Thornton President, Chief Operating Officer and Director (4)	2008 2007 2006	$250,000 $83,333 N/A	- $295,000 N/A	- - N/A	- 1,500,000(8) N/A	- - N/A	- - N/A	-(9) -(9) N/A
E. Wayne Sampson Vice President, Land	2008 2007 2006	$168,000 $21,000 N/A	- - N/A	- - N/A	- 600,000(10) N/A	- - N/A	- - N/A	- (11) - N/A
David Sealock Vice President, Corporate Services (12)	2008 2007 2006	$160,800 $42,188 N/A	- - N/A	- - N/A	85,000 (13) 600,000(14) N/A	- - N/A	- - N/A	- (15) - N/A
Kelly Sledz Vice President, Finance	2008 2007 2006	$150,600 $13,009 N/A	- - N/A	- - N/A	300,000 (16) 300,000(17) N/A	- - N/A	- - N/A	- (18) - N/A

Notes:
(1)	"Options" includes all options, share purchase warrants and rights granted by our company as compensation for employment services or office.
(2)

"SAR" or "stock appreciation right" means a right granted by our company, as compensation for employment services or office, to receive cash or an issue or transfer of securities based wholly or in part on changes in the trading price of our company’s publicly traded securities.

(3)

"LTIP" or "long term incentive plan" means a plan that provides compensation intended to motivate performance over a period greater than one fiscal year, but does not include Option or SAR plans or plans for compensation through shares or units that are subject to restrictions on resale.

(4)	Mr. Stapleton was President of our company from December 21, 2006 to February 8, 2008. Mr. Thornton was appointed President of our company on February 8, 2008.
(5)

Includes 1,000,000 stock options exercisable at a price of US$0.50 per share until January 5, 2011 and 500,000 stock options exercisable at a price of US$0.10 per share that were exercised on March 23, 2007. Of the total options granted to the period, 500,000 were awarded for acting as director.

(6)

During the year ended April 30, 2007, our company completed three acquisitions that were considered related party transactions as described below "Item 7.B – Related Party Transactions". As a result, George T. Stapleton, II, or a private company controlled by him, received 5,293,000common shares and US$346,617 cash as consideration.

(7)

Represents 1,000,000 stock options exercisable at a price of US$0.50 per share until January 5, 2011 and 500,000 stock options exercisable at a price of US$0.10 per share that were exercised on April 8, 2008. Of the total options granted to the period, 500,000 were awarded for the role as director.

(8)

Represents 1,000,000 stock options exercisable at a price of US$0.50 per share until January 5, 2011 and 500,000 stock options exercisable at a price of US$0.10 per share until December 21, 2011. Of the total options granted to the period, 500,000 were awarded for acting as director.

(9)

On June 26, 2007, Mr. Thornton was assigned 1,750,000 incentive warrants, exercisable at a price of US$0.10 per share until January 15, 2009, from Endurance Energy Consulting Ltd. as described below in "Item 7.B – Related Party Transactions". The warrants were exercised into 1,750,000 common shares on April 10, 2008.

(10)	Represents 600,000 stock options exercisable at a price of US$1.00 per share until March 19, 2011.
(11)

Mr. Sampson was assigned 1,200,000 incentive warrants, exercisable at a price of US$0.10 per share until January 15, 2009, from Endurance Energy Consulting Ltd. as described below in "Item 7.B – Related Party Transactions". The warrants were exercised into 1,200,000 common shares on August 20, 2008.

(12)	Mr. Sealock resigned from our company effective June 27, 2008.
(13)	Represents 85,000 stock options exercisable at a price of US$2.20 per until July 9, 2011 that have been forfeited.
(14)	Represents 600,000 stock options exercisable at a price of US$0.50 per share until January 8, 2011. The 450,000 unexercised options have been forfeited.
(15)

Mr. Sealock was assigned 1,200,000 incentive warrants, exercisable at a price of US$0.10 per share until January 15, 2009, from Endurance Energy Consulting Ltd. as described below in "Item 7.B – Related Party Transactions". The warrants were exercised on a cashless basis into 1,116,667 common shares on February 5, 2008.

(15)	Represents 300,000 stock options exercisable at a price of US$1.70 per share until November 11, 2011.
(16)	Represents 300,000 stock options exercisable at a price of US$1.00 per share until February 28, 2011.
(18)

Mr. Sledz was assigned 850,000 incentive warrants, exercisable at a price of US$0.10 per share until January 15, 2009, from Endurance Energy Consulting Ltd. as described below in "Item 7.B – Related Party Transactions". The warrants were exercised on a cashless basis into 790,972 common shares on February 5, 2008.

Aggregated Options Exercised During the Year Ended April 30, 2008 and Year-End Option Values

The value of the unexercised Options or SARs held by each Named Executive Officer, based upon a closing price for our company’s shares of US$0.60 on April 30, 2008, is as follows:

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized(1) ($)	Unexercised Options/SARs at April 30, 2008		Value of Unexercised in-the- money Options/SARs at April 30, 2008(2)
			Exercisable (#)	Unexercisable (#)	Exercisable ($)	Unexercisable ($)
George T. Stapleton, II	-	-	1,000,000	-	US$100,000	-
George Orr	500,000	US$200,000	1,000,000	-	US$100,000	-
R. William Thornton	-(3)	-	1,500,000	-	US$350,000	-
E. Wayne Sampson	-	-	300,000(4)	300,000	-(4)	-
David Sealock	150,000 (5)	US$180,450 (5)	235,000	300,000	US$15,000	US$30,000
Kelly Sledz	-(6)	-(6)	150,000	450,000	-	-

Notes:
(1)

"Aggregate Value Realized" is calculated by determining the difference between the market value of the securities underlying the options or SARs at the date referred to and the exercise price of the options or SARs and is not necessarily indicative of the value (i.e. loss or gain) actually realized by the Named Executive Officers.

(2)

"in-the-money Options" means the excess of the market value of our company’s shares on April 30, 2008 over the exercise price of the options. Our company’s shares trade on the Over-the-Counter-Bulletin Board in the United States. The last trade on April 30, 2008 was as US$0.60 per share. Therefore, these calculations are based upon the trading price of US$0.60 per share.

(3)	On April 10, 2008, exercised 1,750,000 incentive warrants at an exercise price of US$0.10 per share.
(4)

In addition to stock options, on April 30, 2008 Mr. Sampson held 1,200,000 incentive warrants exercisable at a price of US$0.10 per share. The incentive warrants were exercised into 1,200,000 common shares on August 28, 2008.

(5)

Mr. Sealock exercised his 150,000 stock options on a cashless basis into 105,960 common shares. In addition to stock options exercised, Mr. Sealock exercised 1,200,000 incentive warrants on a cashless basis into 1,116 667 common shares on February 5, 2008.

(6)	In addition to stock options, Mr. Sledz exercised on a cashless basis, 850,000 incentive warrants into 790,972 common shares on February 5, 2008.

Option and SAR Repricings

No options were re-priced during the year ended April 30, 2008.

Retirement Benefits

We do not have in place any pension or actuarial plan to provide pension, retirement or similar benefits and no funds were set aside or accrued by our company or its subsidiaries during the fiscal year ended April 30, 2008 to provide pension, retirement or similar benefits.

Employment Agreements

We entered into an executive employment agreement made effective as of December 15, 2006 with R. William Thornton, whereby we have agreed to employ Mr. Thornton as our Chief Operating Officer as of January 1, 2007 (as of February 8, 2008, Mr. Thornton has been appointed our President and Chief Operating Officer). Pursuant to the agreement, Mr. Thornton will receive an annual salary of $250,000 and bonuses as may be determined by our board. Upon execution of the agreement, we paid Mr. Thornton a signing bonus in the amount of US$250,000. Mr. Thornton will be entitled to coverage under Directors and Officers Liability Insurance and Errors and Omission Insurance (with a minimum cover of at least $2,000,000 per occurrence), all at our company's expense. If Mr. Thornton's employment is terminated for just cause or by Mr. Thornton without constructive dismissal, we will pay to Mr. Thornton the amount of his unpaid annual salary to and including the date of termination, any declared but unpaid bonus and all outstanding vacation pay and expense reimbursements. If Mr. Thornton's employment is terminated by our company without just cause or by Mr. Thornton for constructive dismissal, then in addition to the foregoing amounts, Mr. Thornton will receive a severance payment in the amount of one year's annual salary plus $10,000 less applicable withholdings and deductions, in respect of lost benefits and notwithstanding any provisions of our company's stock plan, all stock options held by Mr. Thornton will automatically vest. Additionally, in the event of a change of control (as defined below) of our company, we and/or Mr. Thornton may terminate Mr. Thornton's employment with our company, on which event, we will pay to Mr. Thornton the termination payments set out above.

A change of control is defined in the agreement as the occurrence of any of: (a) the purchase or acquisition of shares of our common stock (or securities convertible thereto or carrying the right to acquire our common stock) as a result of which a person or group of persons, acting jointly or in concert, beneficially owns or exercises control or direction over shares of our common stock that would have the right to cast more than 50% of the votes attached to all our common stock; or (b) approval by our shareholders of: (i) an amalgamation, arrangement or combination of our company with another entity pursuant to which our shareholders immediately before such combination do not own securities of the successor or continuing entity which would entitle them to cast more than 50% of the votes attaching to all of our common stock immediately thereafter; (ii) a liquidation, dissolution or winding-up of our company; (iii) the sale, lease or other disposition of all or substantially all of the assets of our company; (iv) the election at a meeting of our shareholders of a number of directors, who were not included in the slate for election as directors approved by our prior board of directors, and who would represent a majority of our board of directors, or (v) the appointment of a number of directors which would represent a majority of our board of directors and which were nominated by any holder of our voting shares or by any group of holders of our voting shares acting jointly or in concert and not approved by our prior board of directors.

As part of the agreement Mr. Thornton was granted 1,000,000 common share stock options with an exercise price of US$0.50 per share that expire January 5, 2011 and 500,000 common share stock options with an exercise price of US$0.10 per share that expire December 21, 2011.

Our board of directors approved an executive employment agreement with George T. Stapleton, II, whereby we have agreed to employ Mr. Stapleton as our Chief Executive Officer as of January 1, 2007. Pursuant to the agreement, Mr. Stapleton will receive an annual salary of US$240,000 and performance bonuses as may be determined by our board. As part of the agreement, we paid Mr. Stapleton a signing bonus in the amount of US$300,000. Mr. Stapleton will be entitled to coverage under Directors and Officers Liability Insurance and Errors and Omission Insurance (with a minimum cover of at least $2,000,000 per occurrence), all at our company's expense. If Mr. Stapleton's employment is terminated for just cause or by Mr. Stapleton without constructive dismissal, we will pay to Mr. Stapleton the amount of his unpaid annual salary to and including the date of termination, any declared but unpaid bonus and all outstanding vacation pay and expense reimbursements. If Mr. Stapleton's employment is terminated by our company without just cause or by Mr. Stapleton for constructive dismissal, then in addition to the foregoing amounts, Mr. Stapleton will receive a severance payment in the amount of one year's annual salary plus $10,000 less applicable withholdings and deductions, in respect of lost benefits and notwithstanding any provisions of our company's stock plan, all stock options held by Mr. Stapleton will automatically vest. Additionally, in the event of a change of control (as defined above) of our company, we and/or Mr. Stapleton may terminate Mr. Stapleton's employment with our company, on which event, we will pay to Mr. Stapleton the termination payments set out above. As part of the agreement Mr. Stapleton was granted 1,000,000 common share stock options with an exercise price of US$0.50 per share that expire January 5, 2011 and 500,000 common share stock options with an exercise price of US$0.10 per share which were exercised on March 23, 2007.

Our board of directors approved an executive employment agreement with George Orr, whereby we have agreed to employ Mr. Orr as our Chief Financial Officer as of January 2, 2007. Pursuant to the agreement, Mr. Orr will receive an annual salary of $138,000 and bonuses as may be determined by our board. Mr. Orr will be entitled to coverage under Directors and Officers Liability Insurance and Errors and Omission Insurance (with a minimum cover of at least $2,000,000 per occurrence), all at our company's expense. If Mr. Orr's employment is terminated for just cause or by Mr. Orr without constructive dismissal, we will pay to Mr. Orr the amount of his unpaid annual salary to and including the date of termination, any declared but unpaid bonus and expense reimbursements. If Mr. Orr's employment is terminated by our company without just cause or by Mr. Orr for constructive dismissal, then in addition to the foregoing amounts, Mr. Orr will receive a severance payment in the amount of one year's annual salary plus $10,000 less applicable withholdings and deductions, in respect of lost benefits and notwithstanding any provisions of our company's stock plan, all stock options held by Mr. Orr will automatically vest. Additionally, in the event of a change of control (as defined above) of our company, we and/or Mr. Orr may terminate Mr. Orr's employment with our company, on which event, we will pay to Mr. Orr the termination payments set out above. As part of the agreement Mr. Orr was granted 1,000,000 common share stock options with an exercise price of US$0.50 per share that expire January 5, 2011. As part of Mr. Orr's role as a director, our company granted 500,000 common share stock options with an exercise price of US$0.10 per share that were exercised on April 8, 2008.

Compensation of Directors

No cash compensation was paid to any of our directors for services as a director during the year ended April 30, 2008. Our company has no formal arrangement pursuant to which directors are compensated by us for their services in their capacity as directors, except for the granting from time to time of incentive stock options. Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of our board. Our board of directors may award special remuneration to any director undertaking any special services on our behalf, other than services ordinarily required of a director. No director received and/or accrued any compensation for his services as a director, including committee participation and/or special assignments for the year ended April 30, 2008.

The following table provides a summary of compensation paid by our company during the year ended April 30, 2008 to its non-executive directors:

SUMMARY COMPENSATION TABLE
Name and Principal Position(1)	Annual Compensation		Long Term Compensation Securities Under Options/SARs Granted
	Cash	Special Remuneration
Brad Kitchen	-	-	-
Brian J. Evans	-	-	-
Dr. Gail Bloomer	-	-	-

Notes:
(1) The compensation paid to the three executive directors is disclosed above in "Executive Compensation".

C.	Board Practices

Our directors are re-elected and our officers are re-appointed at the annual general meeting of our shareholders. Our last annual general meeting was held on October 29, 2007, at which Messrs. Orr, Stapleton and Thornton, Bloomer, Evans and Kitchen were re-appointed as directors of our company. On May 26, 2008, Mr. Bloomer resigned as a director of our company. Our board appointed two additional directors, Mr. Neil McCrank and Mr. Jack Holmes, Jr. on July 17, 2008 and August 13, 2008, respectively.

Each of our current directors and officers will continue to hold his respective office until his successor is elected or appointed, unless his office is earlier vacated under any of the relevant provisions of our articles or the Business Corporations Act (Alberta). Our next annual general meeting is scheduled for October 20, 2008.

Other than an executive employment agreements entered into with R. William Thornton, George T. Stapleton, II, and George Orr, there are no service contracts between our company and any of our directors providing for benefits upon termination of employment.

Our board of directors has four committees, namely: an audit, compensation, corporate governance and human resources, nominating committee and reserves committee as described below. We do not have an executive committee of our board of directors. With the recent addition of two new board members, our board will re-evaluate its committee memberships and composition.

Audit Committee

The terms under which the audit committee operates are set out in the Audit Committee Charter, which provides that the audit committee will, among other things: (a) review and report to our board of directors our financial statements and MD&A and the auditor’s report, if any, prepared in relation to those financial statements, before they are published; (b) review our annual and interim earnings press releases we publicly disclose this information; satisfy itself that adequate procedures are in place for the review of our public disclosure of financial information extracted or derived from our financial statements and periodically assess the adequacy of those procedures; (c) recommend to our board of directors the external auditor to be nominated for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services to our company, and the compensation of the external auditor; (d) oversee the work of the external auditor engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for our company, including the resolution of disagreements between management and the external auditor regarding financial reporting; (e) monitor, evaluate and report to our board of directors on the integrity of the financial reporting process and the system of internal controls that management and the board of directors have established; (f) monitor the management of the principal risks that could impact the financial reporting of our company; (g) establish procedures for the receipt, retention and treatment of complaints received by our company regarding accounting, internal accounting controls, or auditing matters, and the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters; (h) pre-approve all non-audit services to be provided to our company or its subsidiary entities by our company’s external auditor; and (i) review and approve our company’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of our company.

The members of our company’s audit committee are Brian Evans, George Orr and Brad Kitchen. George Orr is our Chief Financial Officer and Treasurer and is therefore not considered to be an independent member of the audit committee. Brad Kitchen and Brian Evans are considered to be independent members. The test we use to determine the independence of our directors is that set out in the Canadian Securities Regulators' Multilateral Instrument 52-110 – Audit Committees. The instrument provides that a member of an audit committee is independent if the member has no direct or indirect material relationship with the issuer (namely, a relationship which could, in the view of the issuer’s board of directors, reasonably interfere with the exercise of a member’s independent judgement).

Compensation Committee

On October 29, 2007, our board of directors appointed a compensation committee and approved a charter under which it will operate to discharge the Board’s responsibilities relating to compensation of our company’s Chief Executive Officer and our company’s other executive officers, including the Chairman of the Board, President, Principal Financial Officer, Principal Accounting Officer (or Controller) and Vice President in charge of a principal business unit, division or function such as sales, administration or finance, any other officer who performs a policy-making function, or any other person who performs similar significant policy-making functions for our company (collectively, the Executive Officers). The Committee has overall responsibility for approving and evaluating all compensation plans, policies and programs of our company as they affect the Executive Officers. Prior to October 29, 2007, our corporate governance and human resources committee oversaw our company’s compensation matters.

The members of our compensation committee are Brian Evans, Brad Kitchen and Gail Bloomer (prior to his resignation on May 26, 2008) all of whom are considered to be independent members. With the recent addition of two new board members, our board will re-evaluate its committee memberships and composition.

Corporate Governance and Human Resources Committee

The function of the corporate governance and human resources committee is to assist our board of directors in fulfilling its oversight responsibilities, primarily through: (a) overseeing the management of programs, including, but not limited to: (i) our company’s compensation program, including, but not limited to: benefits program, employee salary and bonus program, stock option program and group savings plan, and (ii) corporate policy and procedure process and controls; and (b) providing an avenue of communication for internal operations. The charter under which the corporate governance and human resources committee operates is attached hereto as Exhibit 99.3.

The members of our company’s corporate governance and human resources committee are George T. Stapleton, II (our Chief Executive Officer), George Orr (our Chief Financial Officer and Treasurer) and R. William Thornton (our President and Chief Operating Officer), all of whom are not considered independent. Brian J. Evans is also a member and is considered to be independent.

We do not have a majority of independent directors on our corporate governance and human resources committee; however, such a majority is not required by any applicable securities legislation.

Nominating Committee

On October 29, 2007, our board of directors appointed a nominating committee and approved a charter under which it will operate and be responsible for, including: (a) identifying and recommending to our board of directors individuals qualified to be nominated for election to the board; (b) recommending to our board the members and chairman for each board committee; (c) overseeing the annual self-evaluation of the performance of the board and the annual evaluation of our company’s management; and(d) establishing a process for nominating and evaluating new members of our board of directors.

The members of our company’s nominating committee are George T. Stapleton, II (our Chief Executive Officer), George Orr (our Chief Financial Officer and Treasurer) and R. William Thornton (our President and Chief Operating Officer), all of whom are not considered independent. Brian J. Evans is also a member and is considered to be independent.

We do not have a majority of independent directors on our nominating committee; however, such a majority is not required by any applicable securities legislation.

Reserves Committee

On August 13, 2008, our board of directors appointed R. William Thornton, Neil McCrank and Jack Holmes, Jr. As members of a reserves committee. A chairman has not been appointed and a charter has not been approved to date. The purpose of the reserves committee will be to oversee the engagement of independent reserve engineers and to assist the board of directors with its regulatory reporting obligations of reserves.

D.	Employees

As at August 28, 2008, we employed 41 full-time equivalent people.

E.	Share Ownership

Our authorized share structure consists of an unlimited number of common shares without par value and an unlimited number of preferred shares without par value.

The following table identifies the number of our company's outstanding shares as at August 28, 2008 and the number of common shares that could be issued if all of our dilutive securities were converted into shares.

August 28, 2008
Common shares outstanding	132,919,472
Stock options	11,484,500(1)
Incentive warrants	10,675,000(2)
Consulting warrants	6,000,000(3)
Acquisition warrants	250,000(4)
Total	161,324,972

Notes:
(1)

Represents stock options to purchase shares of our common stock at prices from US$0.10 to US$2.25 per share, with expiry dates from March 15, 2008 through to March 15, 2012 and with various vesting terms.

(2)	Represents warrants that entitle such persons to purchase shares of our common stock at a price of US$0.10 per share until January 15, 2009.
(3)

Represents common share purchase warrants granted to various consultants. The warrants are exercisable into one share of our common stock at an exercise price of US$0.50 per share and expire on January 5, 2009.

(4)	Represents warrants granted as part consideration for the acquisition of the Big Sky project in Montana. Each warrant is exercisable into one common share at a price of US$2.50 until April 24, 2009.

Of the above securities, our directors and senior officers owned the following common shares as of August 28, 2008:

Name Office Held	Common Shares		Options and Dilutive Securities Exercisable for Common Shares(1)
	Number Beneficially Owned	Percentage of Class	Number Beneficially Owned (Unexercised)	Exercise Price	Expiry Date
George T. Stapleton, II Chief Executive Officer and Director	7,183,543	5.4%	1,000,000	US$0.50	January 5, 2011
George Orr Chief Financial Officer, Treasurer and Director	950,000	*%	1,000,000	US$0.50	January 5, 2011
R. William Thornton President, Chief Operating Officer and Director	4,595,000	3.5%	1,000,000	US$0.50	January 5, 2011
			500,000	US$0.10	December 21, 2011

Name Office Held	Common Shares		Options and Dilutive Securities Exercisable for Common Shares(1)
	Number Beneficially Owned	Percentage of Class	Number Beneficially Owned (Unexercised)	Exercise Price	Expiry Date
Brad Kitchen Director	-	*%	250,000	US$1.00	March 7, 2012
			250,000	US$0.10	December 21, 2011
Brian J. Evans Director	10,000	*%	500,000	US$1.00	February 20, 2012
E. Wayne Sampson Vice President, Land	1,340,000	1.0%	600,000	US$1.00	March 19, 2011
Kelly Sledz Vice President, Finance	910,972	*%	300,000	US$1.00	February 28, 2011
			300,000	US$1.77	November 11, 2011
Neil McCrank, Director(2)	-	*%	500,000	US$0.45	July 17, 2012
John B. (Jack) Holmes, Jr., Director(2)	-	*%	500,000	US$0.42	August 13, 2012

Notes:
*	Less than 1 percent of the 132,919,472 common shares outstanding as of August 28, 2008.
(1)

Includes vested and unvested stock options under our company's Canadian equity incentive plan, amended and restated on June 5, 2008, as amended and restated, and our company's U.S. equity incentive plan, amended and restated on June 5, 2008.

(2)

Joined our board of directors subsequent to April 30, 2008. Stock options expire four years from date of grant, and vest 25 percent after six months, 25 percent on the first, second and third anniversary, respectively.

Stock Option and Equity Incentive Plans

On June 5, 2008, our board of directors adopted two new equity incentive plans, the Canadian equity incentive plan and the U.S. equity incentive plan. The Canadian equity incentive plan replaces and supersedes Canadian stock option plan, and the U.S. equity incentive plan replaces and super cedes the U.S. stock option plan. Each of our equity and stock option plans are described below.

The purpose of the equity and stock option plans are to provide us with a share-related mechanism to attract, retain and motivate qualified directors, officers, consultants and employees, to reward those persons from time to time for their contributions toward the long-term goals of our company, and to enable and encourage such directors, officers, consultants and employees to acquire our common shares as long-term investments.

Canadian Equity Incentive Plan

The Canadian equity incentive plan was adopted by our board of directors and became effective on June 5, 2008. The material terms of the plan are: (a) the total number of shares of our common stock that may be awarded under the plan plus the total number of shares of our common stock that may be awarded under the U.S. equity incentive plan under a stock option plan, dated June 5, 2008, for United States based employees cannot exceed 10 percent of the total number of shares of our common stock issued and outstanding from time to time; (b) the plan administrator is appointed by the board of directors; (c) the term of the plan is indefinite; (d) awards eligible to be awarded under the plan include stock options, stock appreciation rights, restricted stock units, performance awards and other stock based awards; (e) options are subject to adjustment in the event of s subdivision or consolidation of our common shares, an amalgamation, or other corporate event affecting our common shares; and (f) the board determines the date of grant, the number of optioned shares, the exercise price per share, the vesting period and term. The minimum exercise price of any option granted under the plan is the weighted average price of our common shares on the principal stock exchange on which our common shares trade for the five trading days prior to and including the date of grant.

The Canadian equity incentive plan is filed as Exhibit 4.37 to this Form 20-F.

Canadian Stock Option Plan

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

As of February 19, 2007 and August 9, 2007, our Canadian stock option plan was amended and restated as follows: (a) to provide that the total number of shares of our common stock that may be issued upon the exercise of stock options issued under the plan plus the total number of shares of our common stock that may be issued upon the exercise of stock options issued under a stock option plan, dated January 5, 2007, for United States based employees cannot exceed 20 percent of the total number of shares of our common stock issued and outstanding from time to time; (b) to set out the circumstances under which the number and class of shares issuable upon the exercise of a stock option will be adjusted; (c) to allow for the immediate vesting of all unexpired and unvested stock options in the event of a change of control of our company and for the acceleration of the vesting of stock options at the discretion of the administrator appointed under the plan; (d) to set out how the exercise price of a stock option may be paid and specifically to provide for a (cashless) net exercise option; (e) to provide that our company's obligation to issue shares upon the exercise of a stock option is dependant upon certain factors, including the compliance of the shares with any applicable laws; (f) to provide an option holder is responsible for the payment of any withholding taxes in respect of the exercise of a stock option; (g) to set out the discretion of our board of directors in respect of various matters concerning the interpretation of the plan and the granting and exercise of stock options and, specifically, the discretion to extend the expiry date of the stock options and to determine the price per share at which a stock option may be exercised; and (h) to correct minor typographical and grammatical errors and inconsistencies in the text of the plan.

The Canadian stock option plan was replaced by the Canadian equity incentive plan on June 5, 2008.

U.S. Equity Incentive Plan

The U.S. equity incentive plan was adopted by our board of directors and became effective on June 5, 2008. The material terms of the plan are: (a) the total number of shares of our common stock that may be awarded under the plan plus the total number of shares of our common stock that may be awarded under the Canadian equity incentive plan under a stock option plan, dated June 5, 2008, for Canadian based employees cannot exceed 10 percent of the total number of shares of our common stock issued and outstanding from time to time (b) the plan administrator is appointed by the board of directors except that the board of directors may, in its discretion, establish a committee composed of two or more members of the board or two or more other persons to administer the plan; (c) the term of the plan is 10 years; (d) awards eligible to be awarded under the plan include stock options, stock appreciation rights, restricted stock units, performance awards and other stock based awards; (e) options are subject to adjustment in the event of s subdivision or consolidation of our common shares, an amalgamation, or other corporate event affecting our common shares; and (f) the board determines the date of grant, the number of optioned shares, the exercise price per share, the vesting period and term. The minimum exercise price of any option granted under the plan is the weighted average price of our common shares on the principal stock exchange on which our common shares trade for the five trading days prior to and including the date of grant.

The U.S. equity incentive plan is filed as Exhibit 4.38 to this annual report.

U.S. Stock Option Plan

As of January 5, 2007, our board of directors adopted a stock option plan for U.S. resident directors, senior officers, employees and consultants. The material terms of the plan were: (a) the number of shares of our common stock reserved for issuance under the plan was 20 percent of the issued and outstanding shares of our common stock from time to time less the number of stock options granted under our Canadian stock option plan; (b) the plan was administered by our board of directors, except that the board of directors may, in its discretion, establish a committee composed of two or more members of the board or two or more other persons to administer the plan; (c) incentive stock options (stock options which qualify under Section 422 of the Internal Revenue Code of 1986 (United States) may be granted to any individual who, at the time the option is granted, is resident in the U.S. and who is an employee of our company or any related corporation.; (d) non-qualified stock options (stock options that do not qualify under Section 422 of the Internal Revenue Code of 1986) may be granted to employees and to such other persons who are not employees as the plan administrator shall select, subject to any applicable laws; (f) the plan provides that, generally, the number of shares subject to each stock option, the exercise price, the expiry time, the extent to which such stock option is exercisable and other terms and conditions relating to such stock options will be determined by the board of directors of our company or any committee to which such authority is delegated by the board from time to time; (g) the term of the stock options granted under the plan will not exceed ten years from the date of grant, provided that the term of the stock options will be reduced upon the death of an option holder or if an option holder ceases to be employed by or hold office with our company; (h) the vesting of stock options granted under the plan will be in 25 percent increments, beginning one year from the date of the grant, provided that the plan allows for the immediate vesting of all unexpired and unvested stock options in the event of a change of control of our company and for the acceleration of the vesting of stock options at the discretion of the administrator appointed under the plan; (i) the exercise price of the stock options will be determined by the plan administrator in compliance with applicable laws, including the rules of an applicable stock exchange or national market system; and (j) the plan will terminate when all of the stock options, available for grant thereunder, have been granted or when the plan is otherwise terminated by our company (provided that any stock options outstanding when the plan is terminated will remain in effect until they are exercised or expire).

The U.S. stock option plan was replaced by the U.S. equity incentive plan on June 5, 2008.

ITEM 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders

As of August 28, 2008, there were 132,919,472 shares of our common stock issued and outstanding. The following table sets out persons known to us to be the beneficial owners of more than 5 percent of the issued and outstanding shares of our common stock as of August 28, 2008:

Shareholder	Amount Owned	Percentage of Class(1)
Sprott Asset Management Inc.	9,550,000	7.2%
Agosto Corporation Limited	8,442,201	6.4%
George T. Stapleton, II, Chief Executive Officer	7,183,543	5.4%

Note:
(1) Based on 132,919,472 shares of our common stock issued and outstanding as of August 28, 2008.

The voting rights of our major shareholders do not differ from the voting rights of shareholders who are not major shareholders.

Since our previous fiscal year end April 30, 2007, we issued 60,483,422 shares of our common stock to date (year ended April 30, 2007 - 70,848,550).

As of August 28, 2008, Pacific Corporate Trust Company, our registrar and transfer agent, reported that of the 132,919,472 issued and outstanding shares of our common stock, 75,432,994 shares were registered to Canadian residents (271 shareholders), 38,735,616 shares were registered to residents of the U.S. (62 shareholders) and 17,550,862 shares were registered to residents of countries other than Canada or the U.S. (15 shareholders).

To the best of our knowledge, we are not directly or indirectly owned or controlled by another corporation, by any foreign government or by any other natural or legal person.

There are no arrangements known to us, the operation of which may at a subsequent date result in a change in the control of our company.

B.	Related Party Transactions

Other than as disclosed herein, to the best of our knowledge, there have been no material transactions or loans from May 1, 2007 to August 28, 2008 between our company and: (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, our company; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of our company that gives them significant influence over our company, and close members of any such individual's family; (d) key management personnel of our company, including directors and senior management of our company and close members of such individuals' families; and (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence.

We entered into the following related party transactions during the three period ended April 30, 2008. These transactions were measured by the exchange amount, which is the amount agreed upon by the transacting parties.

1.	During the year ended April 30, 2007, we incurred $87,608 (2006 - $26,797; 2005 - $23,926) in general and administrative costs to entities controlled by former directors.

2.	During the year ended April 30, 2007, we incurred $5,463 in consulting fees to Dr. Gail Bloomer a director of our company.

3.

Our Chief Financial Officer, George Orr, is affiliated with a company that assisted us in completing the share issue private placements and that provides us with ongoing investor relations services. For the year ended April 30, 2008 we paid $211,474 (2007 - $75,000) for these services.

4.	At April 30, 2006, accounts payable and accrued liabilities includes $34,078 to a partnership controlled by two directors of our company.

5.

During the year ended April 30, 2007, our company granted 10,000,000 incentive warrants (exercisable for shares of our common stock at US$0.10 per share) to Endurance Energy Consulting Ltd., a private company controlled by that R. William Thornton (a director and our President and Chief Operating Officer), and 9,000,000 incentive warrants (exercisable for shares of our common stock at US$0.10 per share) were granted to Gladrock Energy LLC, a private company that is controlled by Dr. Gail Bloomer (a former director) As described in "Item 6.B. – Compensation" above. The warrants were granted as consideration of the holder's efforts in identifying, evaluating and possibly delivering oil and gas exploration and development properties to our company.

7.

During the year ended April 30, 2007, we issued 600,000 common shares to the said subscribers in settlement of $167,500 of debt pursuant a form of debt settlement and subscription agreement dated December 21, 2006, entered into with each of Karkrash Holdings Ltd., Carob Management Ltd. (a private company controlled by Gregory Burnett, a former director of our company), Brian Hanson, Roy Brown and Amisano Hanson, Chartered Accountants.

8.

During the year ended April 30, 2007, our company completed three acquisitions that were considered related party transactions. The acquisitions of the assets of Deerfield Kansas, Deerfield Missouri and Trinity (as described in "Item 4.A. – History and Development of MegaWest Energy Corp." above) are considered related party transactions, since at the respective acquisition dates, George T. Stapleton, II (a director and the President and Chief Executive Officer of our company) was also the Chief Executive Officer and unitholder of Trinity Sands Energy LLC (47.37 percent of issued and outstanding units) and Chief Operating Officer and unitholder of Deerfield Missouri (15.86 percent of the issued and outstanding units), the parent company of Deerfield Kansas.

As a result, George T. Stapleton, II, or a private company controlled by him, received (i) 39,650 of the common shares issued for the assets of Deerfield Kansas, (ii) US$251,880 cash from Deerfield Missouri, including a change of control fee and 753,350 common shares and (iii) 45,000 class B exchange shares of our subsidiary, MegaWest USA, that were converted into 4,500,000 common shares and US$94,737 cash of the consideration issued to Trinity.

ITEM 8.	Financial Information

Financial Statements filed as part of this Annual Report

  Report of Independent Registered Public Accounting Firm, KPMG LLP, on the effectiveness of internal controls over financial reporting as of April 30, 2008

  Report of Independent Registered Public Accounting Firm, KPMG LLP, dated August 28, 2008, on the Consolidated Financial Statements of our company as at April 30, 2008 and 2007.

  Auditors' Report, Morgan & Company, Chartered Accountants, dated August 25, 2006, on the Financial Statements of our company as at April 30, 2006 and 2005.

  Consolidated Balance Sheets at April 30, 2008 and 2007

  Consolidated Statements of Operations, Deficit and Comprehensive Loss for the years ended April 30, 2008, 2007 and 2006

  Consolidated Statements of Cash Flows for the years ended April 30, 2008, 2007 and 2006

Reconciliation to U.S. GAAP

  Auditors’ Report dated August 28, 2008, together with Comments by Auditor for U.S. Readers in Canada – U.S. Reporting Difference

The financial statements can be found under "Item 18 - Financial Statements" below.

Significant Changes

Other than as disclosed herein, no significant change has occurred in our financial statements since the fiscal year ended April 30, 2008.

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

The annual high and low market prices for our common shares for the five most recent full fiscal years are as follows:

Year Ended	TSX Venture Exchange		OTC Bulletin Board
	High	Low	High	Low
April 30, 2008	N/A	N/A	US$2.75	US$0.40
April 30, 2007	N/A	N/A	US$2.75	US$0.50
April 30, 2006	N/A	N/A	US$1.01	US$0.30
April 30, 2005	N/A	N/A	No trades	No trades
April 30, 2004	$0.65	$0.25	N/A	N/A

The high and low market prices for our common shares for each full financial quarter for the two most recent full fiscal years on the OTC Bulletin Board were as follows:

OTC Bulletin Board
Quarter Ended	High	Low
April 30, 2008	US$0.86	US$0.40
January 31, 2008	US$1.80	US$0.81
October 31, 2007	US$2.35	US$1.50
July 31, 2007	US$2.75	US$1.80
April 30, 2007	US$2.75	US$1.80
January 31, 2007	US$0.52	US$1.90
October 31, 2006	US$0.61	US$0.52
July 31, 2006	US$0.60	US$0.50

The high and low market prices of our common shares for each of the most recent six months, from February, 2008 through July, 2008, on the OTC Bulletin Board were as follows:

Month Ended	OTC Bulletin Board
	High	Low
July 31, 2008	US$0.62	US$0.40
June 30, 2008	US$0.64	US$0.54
May 31, 2008	US$0.71	US$0.55
April 30, 2008	US$0.74	US$0.40
March 31, 2008	US$0.82	US$0.52
February 29, 2008	US$0.86	US$0.68

B.	Plan of Distribution

Not applicable.

C.	Markets

Our common shares are quoted on the OTC Bulletin Board under the symbol "MGWSF".

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.	Additional Information

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

Our company was incorporated under the laws of the Province of British Columbia, Canada on February 8, 2000. At a meeting of the shareholders of our company on October 29, 2007, the shareholders approved the continuance of our company from the Province of British Columbia into the Province of Alberta under the Business Corporations Act (Alberta). Effective February 12, 2008, our company continued into the Province of Alberta under the Business Corporations Act (Alberta) and we ceased to be a company organized under the Business Corporations Act (British Columbia). Set out below is a summary of various provisions of our articles of continuance and by-laws prescribed by the Business Corporations Act (Alberta) in respect of: (a) objects and purposes: (b) directors; (c) authorized capital; (d) rights, preference and restrictions attached to our classes of shares; (e) shareholder meetings; and (f) limitation on rights of non-Canadians; (g) delay of change of control; and (h) reporting of share ownership.

Objects and Purposes

Neither our articles nor by-laws contain a description of our objects and purposes.

Directors

Neither our articles nor by-laws restrict: (a) a director’s power to vote on a proposal, arrangement or contract in which the director is materially interested; or (b) our directors’ power, in the absence of an independent quorum, to vote compensation to themselves or any members of their body. Our by-laws provide that our directors may, without shareholder approval, borrow money upon the credit of our company, issue and sell bonds or debentures and provide guarantees. Neither our articles nor by-laws set out a mandatory retirement age for our directors and our directors are not required to own securities of our company in order to serve as directors.

Authorized Capital

Our articles provide that our authorized capital consists of an unlimited number of shares of common stock, without par value, and an unlimited number of shares of preferred stock, without par value. Our preferred stock may be issued in one or more series and our directors may fix the number of shares which is to comprise each series and the designation, rights, privileges, restrictions and conditions attaching to each series.

Rights, Preferences and Restrictions

Pursuant to our articles, holders of our common stock are entitled to vote at all meetings of shareholders, except meetings at which only holders of a specified class of shares are entitled to vote, receive any dividend declared by our company’s board of directors and, subject to the rights, privileges, restrictions and conditions attaching to any other class of shares, receive the remaining property of our company upon dissolution. Shares of our preference stock of each series rank on a parity with our share of preference stock of any other series and are entitled to a preference over shares of our common stock with respect to the payment of dividends and the distribution of assets or return of capital in the event of liquidation, dissolution or winding-up of our company.

The provisions in our articles attaching to our common stock and our preference stock may be altered, amended, repealed, suspended or changed by the affirmative vote of the holders of not less than 2/3s of the outstanding shares of common stock and 2/3s of the shares of preference stock, as applicable.

With the exception of special resolutions (i.e. resolutions in respect of fundamental changes to our company, including: the sale of all or substantially all of its assets, an merger or other arrangement or an alteration to our company’s authorized capital) that require the approval of 2/3s of the votes cast by shareholders (holding common stock) entitled to vote at a meeting, either in person or by proxy, resolutions to approve matters brought before a meeting of our shareholders require approval by a simple majority of the votes cast by shareholders entitled to vote at a meeting, either in person or by proxy.

Shareholder Meetings

The Business Corporations Act (Alberta) provides that: (a) meetings of shareholders must be held in Alberta, unless otherwise provided in a company’s by-laws; (b) directors must call an annual general of shareholders not later than 15 months after the last preceding annual general; (c) for the purpose of determining shareholders entitled to receive notice of or vote at meetings of shareholders, the directors may fix in advance a date as the record date for that determination, provided that such date shall not precede by more than 50 days or by less than 21 days the date on which the meeting is to be held; (d) a quorum of shareholders is present at a meeting if the holder or the holders of a majority of shares entitled to vote at the meeting are present in person or represented by proxy (This is modified by our by-laws which provide that the quorum for the transaction of business at a meeting of our shareholders is two persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least 5 percent of the issued shares entitled to be voted at the meeting.); (e) the holders of not less than five percent of the issued shares entitled to vote at a meeting may requisition the directors to call a meeting of shareholders for the purposes stated in the requisition; (f) only shareholders entitled to vote at the meeting, our directors and our auditor are entitled to be present at a meeting of shareholders; and (g) upon the application of a director or shareholder entitled to vote at the meeting, the Court of Queens Bench of Alberta may order a meeting to be called, held and conducted in a manner that the Court directs.

Limitations on Rights of Non-Canadians

Except as provided in the Investment Canada Act, there are no limitations specific to the rights of non-Canadians to hold or vote our common stock under the laws of Canada or Alberta or in our charter documents. See "Exchange Controls" below in this annual report for a discussion of the principal features of the Investment Canada Act for non-Canadian residents proposing to acquire our common stock.

Delay of Change of Control

Pursuant to the provisions of the Business Corporations Act (Alberta), at each annual general meeting of our shareholders all of our directors retire and the shareholders appoint a new board of directors. Each director holds office until our next annual general meeting unless: (a) he dies or resigns; (b) he is removed by ordinary resolution of our shareholders (or class or series of shareholders if such class or series has the exclusive right to elect one or more directors); or (c) the director becomes disqualified to hold officer, as provided under the Business Corporations Act (Alberta). A director appointed or elected to fill a vacancy on our board holds office for the unexpired term of his predecessor (generally, until our next annual general meeting).

With the exception of provisions in our articles that limit the number of directors that can be appointed between annual meetings of shareholders and that give our directors the authority to issue blank cheque preferred stock, there are no provisions in our articles or by-laws that would have the effect of delaying, deferring or preventing a change in control of our company, and that would operate only with respect to a merger, acquisition or corporate restructuring involving our company.

Reporting of Share Ownership

Neither our articles nor our by-laws contain any provisions governing the ownership threshold above which shareholder ownership must be disclosed. Securities legislation in Canada, however, requires that we disclose in our annual general meeting proxy statement, holders who beneficially own more than 10 percent of our issued and outstanding shares, and United States Federal securities laws require the disclosure in our annual report on Form 20-F of holders who own more than five percent of our issued and outstanding shares.

C.	Material Contracts

The following is a summary of the material provisions of the agreements referenced below and should be read together with the full text of such agreements.

On July 31, 2008, we entered into a purchase agreement whereby we purchased (in connection with MegaWest Energy Montana Corp.) a 75 percent working interest in oil and gas leases of approximately 4,990 undeveloped acres in Montana. The consideration we gave for the purchase was US$105,000 cash and 100,000 common shares.

In respect of a private placement that was completed on May 15, 2008, we entered into a form of private placement subscription agreement with various accredited investors whereby we issued 27,650,000 common shares, at a price of US$0.60 per share, for aggregate proceeds of US$16,050,000.

On October 24, 2007, we entered into a purchase agreement whereby we purchased (in connection with MegaWest Energy Montana Corp.) a 40 percent working interest in oil and gas leases of approximately 33,000 undeveloped acres in Montana. As part of the agreement, we can earn an additional 20 percent working interest by carrying the vendor through the first US$2.5 million of work split over two prospects, after which the vendor will be responsible for its 40 percent working interest share of all cost, risk, expense and benefit related to the prospects. The remaining consideration we gave for the purchase was US$300,000 cash, 500,000 common shares and 250,000 common share purchase warrants (each of which are exercisable into common shares at a price of US$2.50 until April 24, 2009).

In July 2007, we entered into an executive employment agreement with George T. Stapleton, II, whereby we have agreed to employ Mr. Stapleton as our Chief Executive Officer effective January 1, 2007. Pursuant to the agreement, Mr. Stapleton will receive an annual salary of US$240,000. As part of the agreement we paid Mr.

Stapleton a signing bonus in the amount of US$300,000, issued to Mr. Stapleton 1,000,000 fully vested common share stock options with an exercise price of US$0.50 per share exercisable until January 5, 2011 and issued to Mr. Stapleton 500,000 fully vested common share stock options with an exercise price of US$0.10 per share which were exercised on March 23, 2007.

In July 2007, we entered into an executive employment agreement with George Orr, whereby we have agreed to employ Mr. Orr as our Chief Financial Officer effective January 2, 2007. Pursuant to the agreement, Mr. Orr will receive an annual salary of $138,000. As part of the agreement we issued to Mr. Orr 1,000,000 fully vested common share stock options with an exercise price of US$0.50 per share exercisable until January 5, 2011.

In April 2007, we entered into a membership unit purchase agreement whereby we purchased (though our subsidiary, MegaWest Energy (USA) Corp). all of the issued and outstanding membership units of Trinity Sands Energy LLC in consideration for US$200,000 in cash and 95,000 exchange shares of MegaWest Energy (USA) Corp. and our release of Trinity of its obligations to us in respect of a promissory note (previously assumed by us) in the amount of US$1,200,000 granted by Trinity to Agosto Corporation Limited. Each exchange share may be exchanged for US$10 in cash or 100 shares of our common stock during the period January 1, 2008 to July 31, 2008. As of February 28, 2008, all of the exchange shares were converted into 9,500,000 shares of our common stock.

In April 2007, we entered into a membership unit purchase agreement whereby we purchased (though MegaWest Energy (USA) Corp.) all of the issued and outstanding membership units of Kentucky Reserves, LLC in consideration for US$3,000,000 in cash and 5,000,000 shares of our common stock.

In April 2007, we entered into a membership unit purchase agreement whereby we purchased (though MegaWest Energy (USA) Corp.) all of the issued and outstanding membership units of Deerfield Energy LLC in consideration for US$800,000 in cash and 4,750,000 shares of our common stock. In connection with the purchase agreement, we entered into an escrow agreement whereby part of the consideration of the Deerfield Energy LLC acquisition was placed into escrow, to be released under certain conditions.

In March 2007, we entered into an asset purchase agreement whereby we purchased (though MegaWest Energy (USA) Corp.) all of the assets of Deerfield Energy Kansas Corp. in consideration for 250,000 shares of our common stock and our release of Deerfield Energy LLC (the parent of Deerfield Energy Kansas Corp.) of its obligations to us in respect of a promissory note (previously assumed by us) in the amount of US$500,000 granted by Deerfield Energy LLC to Agosto Corporation Limited in the amount of US$500,000.

In February 2007, we entered into an agreement with a consultant, Mercury Capital Inc., to provide advisory services to our company whereby we have agreed to issue to the consultant up to 750,000 shares of our common stock. At November 28, 2007, all 750,000 of the shares were issued.

In respect of a private placement that was completed on March 1, 2007, we entered into a form of private placement subscription agreement with various accredited investors whereby we issued 27,448,550 units, at a price of US$1.00 per unit, for aggregate proceeds of $32,115,870, each of which units consists of one share of our common stock and one-half of one common share purchase warrant, with each whole warrant entitling the holder to purchase an additional share of our common stock at an exercise price of US$1.30 per share for a period of one year. On December 14, 2007, the term of the common share purchase warrants was extended six months and they expired on August 28, 2008.

In respect of a private placement that was completed on March 1, 2007, we entered into a rights agreement with PowerOne Capital Markets Limited (an accredited investor) pursuant to the terms of the PowerOne consulting agreement, whereby we issued rights to buy 375,000 units at a price of US$1.00 per unit, of which each unit consists of one share of our common stock and one-half of one common share purchase warrant, with each whole warrant entitling the holder to purchase an additional share of our common stock at an exercise price of US$1.30 per share for a period of one year. On December 14, 2007, the term of the common share purchase warrants six months and they expired on August 28, 2008.

In respect of a private placement that was completed on January 5, 2007, we entered into a form of private placement subscription agreement with various accredited investors whereby we issued 8,425,000 units, at a price of US$0.50 per unit, for aggregate proceeds of $4,992,234, each of which units consists of one share of our common stock and one-half of one common share purchase warrant, with each whole warrant entitling the holder to purchase an additional share of our common stock at an exercise price of US$1.00 per share for a period of one year. On December 14, 2007, the term of the common share purchase warrants was extended six months and they expired on July 5, 2008.

In respect of a private placement that was completed on January 5, 2007, we entered into a rights agreement with PowerOne Capital Markets Limited (an accredited investor) pursuant to the terms of the PowerOne consulting agreement, whereby we issued rights to buy 180,000 units at a price of US$0.50 per unit, of which each unit consists of one share of our common stock and one-half of one common share purchase warrant, with each whole warrant entitling the holder to purchase an additional share of our common stock at an exercise price of US$1.00 per share for a period of one year.

We entered into a corporate support agreement with Sweetwater Capital Corp. effective January 1, 2007 whereby Sweetwater Capital Corp. provides us with various administrative and consulting services for $15,000 per month, for an initial term of eighteen months. This contract has expired and is no longer in effect.

Pursuant to a form of debt settlement and subscription agreement dated December 21, 2006, entered into with each of Karkrash Holdings Ltd., Carob Management Ltd., Brian Hanson, Roy Brown and Amisano Hanson, Chartered Accountants, we issued 600,000 shares of our common stock to the said subscribers in settlement of $165,700 of debt.

Pursuant to a consulting agreement with PowerOne Capital Markets Limited dated effective December 20, 2007, we agreed to retain PowerOne to perform capital raising activities. As compensation for services to be rendered, it was agreed that PowerOne would receive unit rights to acquire units on the same terms as the January 5, 2007 and March 1, 2007 private placements. The number of units rights was negotiated in an arms length manner between PowerOne and our company on the basis of PowerOne’s estimation of the then present value of the underlying common stock and our estimation of the services to be provided.

Pursuant to a form of warrant issuance agreement dated December 20, 2006, we granted 19,500,000 warrants Endurance Energy Consulting Ltd., Gladrock Energy LLC and 1187016 Alberta Ltd. that entitle such persons to purchase shares of our common stock at a price of US$0.10 per share upon the occurrence of certain conditions. The conditions include that the warrants are exercisable if the holder thereof delivers an oil or gas exploration or development project with a potential economic value in the amount of at least US$1.00 multiplied by the total number of warrants issued to the holder to our company by January 15, 2009.

Pursuant to a letter of intent dated December 20, 2006, entered into with Trinity Sands Energy LLC and its unit holders in respect of our purchase of all of the issued and membership units of Trinity Sands Energy LLC, we entered into an assumption and loan conversion agreement with a private company, Agosto Corporation Limited dated December 20, 2006, as amended, whereby we assumed the repayment of a US$1,200,000 loan made by Agosto to Trinity Sands Energy LLC. In exchange for the assumption of Agosto loan, we issued a convertible promissory note to Agosto in the amount of US$1,200,000 with simple interest accruing at a rate of six percent per annum.

Pursuant to a letter of intent dated December 20, 2006, entered into with Deerfield Energy LLC in respect of our acquisition of all of the assets of Deerfield Energy LLC, we entered into an assumption and loan conversion agreement with Agosto Corporation Limited dated December 20, 2006, as amended, whereby we assumed the repayment of a US$500,000 loan made by Agosto to Deerfield Energy LLC. In exchange for the assumption of Agosto loan, we issued a convertible promissory note to Agosto in the amount of US$500,000 with simple interest accruing at a rate of six percent per annum.

In respect of a private placement that was completed December 18, 2006, we entered into a form of private placement subscription agreement with various accredited investors whereby we issued 23,500,000 shares of our common stock at US$0.10 per share for aggregate proceeds of $2,707,168.

Effective December 15, 2006, we entered into an executive employment agreement with R. William Thornton, whereby we have agreed to employ Mr. Thornton as our Chief Operating Officer as January 1, 2007 (as of February 8, 2008, Mr. Thornton has been appointed our President and Chief Operating Officer). Pursuant to the agreement, Mr. Thornton will receive an annual salary of $250,000. Upon execution of the agreement we paid Mr. Thornton a signing bonus in the amount of US$250,000, issued to Mr. Thornton 1,000,000 common share stock options with an exercise price of US$0.50 per share exercisable until January 5, 2011 and issued to Mr. Thornton 500,000 common shares stock options with an exercise price of US$0.10 per share exercisable until December 21, 2011.

D.	Exchange Controls

There are presently no governmental laws, decrees or regulations in Canada which restrict the export or import of capital, or which impose foreign exchange controls or affect the remittance of interest, dividends or other payments to non-resident holders of our common stock. However, any remittances of dividends to shareholders not resident in Canada are subject to withholding tax in Canada (see "Taxation" below in this annual report).

Except as provided in the Investment Canada Act, there are no limitations specific to the rights of non-Canadians to hold or vote our common stock under the laws of Canada or Alberta, or in our charter documents. The following summarizes the principal features of the Investment Canada Act for non-Canadian residents proposing to acquire our common stock

The Investment Canada Act governs the acquisition of Canadian businesses by non-Canadians. Under the Investment Canada Act, non-Canadian persons or entities acquiring "control" (as defined in the Investment Canada Act) of a corporation carrying on business in Canada are required to either notify, or file an application for review with, Industry Canada. Industry Canada may review any transaction which results in the direct or indirect acquisition of control of a Canadian business, where the gross value of corporate assets exceeds certain threshold levels (which are higher for investors from members of the World Trade Organization, including United States residents, or World Trade Organization member-controlled companies) or where the activity of the business is related to Canada’s cultural heritage or national identity. No change of voting control will be deemed to have occurred, for purposes of the Investment Canada Act, if less than one-third of the voting control of a Canadian corporation is acquired by an investor.

If an investment is reviewable under the Investment Canada Act, an application for review in the form prescribed is normally required to be filed with Industry Canada prior to the investment taking place, and the investment may not be implemented until the review has been completed and the Minister responsible for the Investment Canada Act is satisfied that the investment is likely to be of net benefit to Canada. If the Minister is not satisfied that the investment is likely to be of net benefit to Canada, the non-Canadian applicant must not implement the investment, or if the investment has been implemented, may be required to divest itself of control of the Canadian business that is the subject of the investment.

Certain transactions relating to our common stock would be exempt from the Investment Canada Act, including:

  the acquisition of our common stock by a person in the ordinary course of that person’s business as a trader or dealer in securities;

  the acquisition of control of our company in connection with the realization of security granted for a loan or other financial assistance and not for a purpose related to the provisions of the Investment Canada Act; and

  the acquisition of control of our company by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control in fact of our company, through ownership of our common stock, remains unchanged.

E.	Taxation

ANY TAX ADVICE IN THIS COMMUNICATION IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, FOR THE PURPOSE OF (i) AVOIDING PENALTIES THAT MAY BE IMPOSED ON ANY TAXPAYER OR (ii) PROMOTING, MARKETING OR RECOMMENDING TO ANOTHER PARTY ANY MATTERS ADDRESSED HEREIN.

Material United States Federal Income Tax Consequences

The following is a general discussion of material United States federal income tax consequences that may apply to holders and prospective holders of shares of our common stock. This discussion is based on the Internal Revenue Code of 1986, as amended, (the Code), Treasury Department regulations promulgated thereunder, published Internal Revenue Service (IRS) rulings and administrative pronouncements and court decisions of current applicability, any or all of which may materially and adversely change at any time, possibly on a retroactive basis. In addition, this discussion does not consider the potential effects, adverse or beneficial, of any proposed changes in the governing tax law, whether by judicial, executive or legislative action, which, if effected, may be applied, possibly on a retroactive basis. Further, no opinion was requested by us, or has been provided by our counsel or independent registered public accounting firm, with respect to the United States income tax consequences described in the following discussion. Accordingly, we urge holders and prospective holders of shares of our common stock to consult with, and rely upon, their own tax advisors in analyzing the potential United States federal, state, local and non-United States tax consequences associated with purchasing, owning and disposing of shares of our common stock.

As used in this section the term "U.S. Holder" denotes the beneficial owner of one or more shares of our common stock who is:

  an individual citizen or resident of the United States;

  a corporation, or entity taxable as a corporation, that is created or organized under the laws of the United States or of any political subdivision thereof or the District of Columbia;

  an estate whose income is taxable in the United States irrespective of source; or

  a trust if: (a) a court within the United States is able to exercise primary supervision over the administration of the trust; and (b) one or more United States persons have the authority to control all substantial decisions of the trust.

This discussion does not address the tax consequences peculiar to, and the term U.S. Holder does not include, persons subject to special provisions of United States federal income tax law, such as tax-exempt organizations, qualified retirement plans, individual retirement accounts and other tax-deferred accounts, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, dealers in securities, persons or entities that have a functional currency other than the United States dollar, shareholders subject to the alternative minimum tax, shareholders who hold our common stock as part of a straddle, hedging or a conversion transaction, constructive sale or other arrangement involving more than one position, partners and other pass-through entities and persons holding an interest in such entities, and shareholders who acquired our common stock through the exercise of employee stock options or otherwise as compensation for services. This discussion is limited to U.S. Holders who own shares of our common stock as capital assets within the meaning of Section 1221 of the Code. This discussion does not address the consequences peculiar to persons or entities holding an interest in a shareholder or the consequences peculiar to a person of the ownership, exercise or disposition of any options, warrants or other rights to acquire shares of our common stock. If a partnership (including an entity treated as a partnership for United States federal income tax purposes) holds shares of our common stock, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partnership, or a partner in a partnership, holding shares of our common stock, we urge you to consult with, and rely upon, your own tax advisor in analyzing the potential United States federal, state, local and non-United States tax consequences associated with purchasing, owning and disposing of shares of our common stock.

Dividends

Though we do not anticipate paying any cash dividends in the foreseeable future, should U.S. Holders of shares of our common stock receive dividend distributions:

to the extent such distributions are paid out of our current or accumulated earnings and profits, as determined for United States federal income tax purposes, subject to any applicable foreign tax credit, and without a reduction for any Canadian income tax withheld from such distributions, such holders would generally be required to include, in their gross income for United States federal income tax purposes, an amount equal to the United States Dollar value of such distributions on the date of receipt (based on the exchange rate on such date).

to the extent such dividend distributions exceed our current or accumulated earnings and profits, as determined for United States federal income tax purposes, the amount of any distribution so received will: (a) first be applied to reduce a U.S. Holder’s adjusted basis in our common stock, and, as a return of basis, will not be subject to United States federal income tax; and (b) thereafter, any residual amount of such distribution will be treated as a gain from the sale or exchange of our common stock, which amount is taxable as a capital gain.

Any taxable dividends received on shares of our common stock by a U.S. Holder who is an individual, a trust or an estate (an "Individual Holder") will be treated as qualified dividend income, which is subject to tax at preferential rates through December 31, 2010, provided that:

º

we are a qualified foreign corporation—one eligible for the benefits of a comprehensive income tax treaty with the United States, which the United States Treasury Department has determined to be satisfactory for this purpose and which includes an exchange of information program—for which purposes the Canada-US Income Tax Convention (1980) qualifies;

º

we are not a passive foreign investment company for the taxable year during which the dividend is paid or the immediately preceding taxable year (which we do not believe we are, have been or anticipate that we will be);

º	the Individual Holder has held the common stock for more than 60 days during the 121-day period beginning 60 days prior to the date on which the common stock become ex-dividend; and

º	the Individual Holder is not obligated to make related payments with respect to positions in substantially similar or related property.

Special rules may apply to any extraordinary dividend—a dividend equal to or in excess of 10% of a shareholder’s adjusted basis, or, under certain circumstances, the fair market value, of a share of common stock—requiring that such a distribution be treated as qualified dividend income. Any loss from the sale or exchange of shares of our common stock with respect to which an Individual Holder has received an extraordinary dividend treated as qualified dividend income will be deemed a long-term capital loss to the extent of such dividend. Taxable extraordinary dividends not treated as qualified dividend income will be taxed as ordinary income, rather than as capital gains.

Foreign Tax Credit

A U.S. Holder who pays, or has withheld from distributions, Canadian income tax with respect to the ownership of shares of our common stock may be entitled, at his election, to either a deduction or a tax credit for such foreign tax paid or withheld. Furthermore, a U.S. Holder that is a domestic corporation owning 10% or more of our voting stock may be eligible to claim a deemed paid foreign tax credit based on any underlying non-United States income taxes paid by us. The election to credit or deduct foreign taxes is made on a yearly basis and applies to all foreign income taxes paid by, or withheld from, the U.S. Holder during the year.

There are significant and complex limitations applicable to the foreign tax credit and as such we urge you to consult with, and rely upon, your own tax advisor regarding the availability of the foreign tax credit, the deemed paid foreign tax credit available to certain corporations and the application of limitations on the credit in light of your particular circumstances.

Sale, Exchange or other Disposition of Common Stock

Generally, a U.S. Holder will recognize a taxable gain or loss upon the sale, exchange or other disposition of shares of our common stock in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder’s tax basis in such shares. Subject to certain qualifications and limitations, such gain or loss will be treated as a long-term capital gain or loss if the U.S. Holder has held the common stock for more than one year at the time of the sale, exchange or other disposition. Preferential tax rates for long-term capital gains may apply to certain U.S. Holders who satisfy this minimum holding period. There are presently no preferential tax rates for long-term capital gains recognized by a corporation.

Special Rules

Special United States federal income tax rules apply to shareholders of passive foreign investment companies and controlled foreign corporations. The preceding discussions do not address the United States federal income tax consequences to a U.S. Holder in the event that we were treated as a passive foreign investment company or controlled foreign corporation. While our management does not believe that we are, or that we are likely to become, a passive foreign investment company or a controlled foreign corporation, the circumstances which would result in our becoming such are not entirely within our control and as such there always exists the possibility, however remote, that we may become a passive foreign investment company or controlled foreign corporation in the future.

Passive Foreign Investment Company

The status of being a passive foreign investment corporation (a PFIC) depends upon the composition of a company’s income and assets and the market value of its assets and shares from time to time. There is no assurance that we will be considered, or not be considered a PFIC for any taxable year. If we were treated as a PFIC for any taxable year during which a U.S. Holder held shares, certain adverse tax consequences could apply to the U.S. Holder.

If we are treated as a PFIC for any taxable year, gains recognized by such U.S. Holder on a sale or other disposition of shares would be allocated ratably over the U.S. Holder’s holding period for the shares. The amount allocated to the taxable year of the sale or other exchange and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as applicable, and an interest charge would be imposed on the amount allocated to such taxable year. Further, any distribution in respect of shares in excess of 125% of the average of the annual distributions on shares received by the U.S. Holder during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, would be subject to taxation as described above. Certain elections may be available to U.S. Holders that may mitigate some of the adverse consequences resulting from PFIC status. However, regardless of whether such elections are made, dividends paid by a PFIC will not be "qualified dividend income" and will generally be taxed at the higher rates applicable to other items of ordinary income.

U.S. Holders and prospective holders should consult their own tax advisors regarding the potential application of the PFIC rules to their ownership of our common stock.

Controlled Foreign Corporation

A controlled foreign corporation is a foreign corporation of which more than 50% of the stock, by vote or value, is owned, directly, indirectly or constructively, by U.S. Holders each of whom, directly, indirectly or constructively, owns 10% or more of the total combined voting power of all classes of stock of the foreign corporation (each a "CFC Shareholder"). If we are a controlled foreign corporation, a CFC Shareholder would be treated as receiving current distributions of an allocable share of certain types of our income at the end of each year. Additionally, such a CFC Shareholder would recognize ordinary income to the extent of an allocable share of our earnings and profits, rather than capital gain, on the sale of his common stock. Our management does not believe that we are a controlled foreign corporation, because U.S. Holders who directly, indirectly or constructively own 10% or more of the total voting power of our outstanding common stock do not own more than 50% of shares of our common stock.

United States Federal Income Taxation of Non-U.S. Holders

For purposes of this discussion, a beneficial owner of our common stock that is not a U.S. Holder (other than a partnership or entity treated as a partnership for United States federal income tax purposes) is a "Non-U.S. Holder". If you are a partnership, or a partner in a partnership, holding shares of our common stock, we urge you to consult with, and rely upon, your own tax advisor in analyzing the potential United States federal, state, local and non-United States tax consequences associated with purchasing, owning and disposing of shares of our common stock.

Distributions on our Common Stock

Any distributions we pay to a Non-U.S. Holder will not be subject to United States federal income tax or withholding tax if the Non-U.S. Holder is not engaged in a United States trade or business. If the Non-U.S. Holder is engaged in a United States trade or business, any distributions we pay will be subject to United States federal income tax at regular graduated rates if: (a) those distributions are treated as dividends or capital gains (as previously described with respect to U.S. Holders); (b) are effectively connected with the Non-U.S. Holder’s United States trade or business; and (c) if an income tax treaty applies, are attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States. In addition, a branch profits tax may be imposed at a 30% rate, or at such lower rate under an applicable income tax treaty, on the effectively connected earnings of a Non-U.S. Holder that is a corporation.

Sale, Exchange or other Disposition of Common Stock

Non-U.S. Holders generally will not be subject to United States federal income tax on any gain recognized on the disposition of shares of our common stock unless the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States and, if an income tax treaty applies, is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States. If the Non-U.S. Holder is engaged in a United States trade or business and a gain recognized on the disposition of shares of our common stock is effectively connected with that trade or business, and, if a tax treaty applies, is attributable to a permanent establishment maintained by such Non-U.S. Holder in the United States, such gain will be subject to United States federal income tax at regular graduated rates and, if the Non-U.S. Holder is a corporation, a branch profits tax may be imposed at a 30% rate, or at such lower rate established under an applicable income tax treaty. A Non-U.S. Holder who is: (i) an individual; (ii) present in the United States for 183 days or more in a taxable year; and (iii) who meets certain other requirements will also be subject to United States federal income tax on capital gains recognized during such year, including such gains realized from a disposition of our stock.

Information Reporting and Backup Withholding Tax

Generally, dividend payments or other taxable distributions made within the United States will be subject to information reporting requirements and a United States backup withholding tax if a U.S Holder fails to provide an accurate taxpayer identification number certified under penalties of perjury, as well as certain other information, or otherwise establish an exemption from backup withholding.

Non-U.S. Holders may be required to establish their exemption from information reporting and backup withholding by certifying their status on an IRS Form W-8BEN, W-8ECI or W-8IMY as applicable.

If a Non-U.S. Holder sells shares to or through the United States office of a United States or foreign broker, the payment of proceeds generally will be subject to information reporting requirements and a backup withholding tax unless the Non-U.S. Holder properly certifies its non-United States status under penalties of perjury or otherwise establishes an exemption and the payer or broker does not have actual knowledge or reason to know that the holder is a United States person. Information reporting requirements and backup withholding taxes generally will not apply to the payment of proceeds of the sale of common shares effected outside the United States by a foreign office of a broker. Information reporting requirements (but not backup tax withholding requirements) will apply, however, to the payment of the sale proceeds if the broker is a United States person or has certain other contacts with the United States.

Backup withholding is not an additional tax. Rather, a holder generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed such holder’s United States federal income tax liability by timely filing a properly completed claim for refund with the IRS.

Material Canadian Federal Income Tax Consequences

The following summary is a general discussion of material Canadian federal income tax consequences that may apply to holders and prospective holders of shares of our common stock that are non-residents of Canada (Non-Canadian Holders). This discussion is based on the Income Tax Act (Canada), the regulations promulgated thereunder, all amendments thereto publicly proposed by or on behalf of the Minster of Finance (Canada) prior to the date hereof, the published administrative practices of the Canada Revenue Agency and on the current provisions Canada-United States Income Tax Convention (1980), as amended (the Canada-US Treaty), any or all of which may materially and adversely change at any time, possibly on a retroactive basis. In addition, this discussion does not consider the potential effects, adverse or beneficial, of any proposed changes in the governing tax law, whether by judicial, executive or legislative action, which, if effected, may be applied, possibly on a retroactive basis. No opinion was requested by us, or has been provided by our counsel or independent registered public accounting firm, with respect to the Canadian income tax consequences described in the following discussion. Accordingly, we urge holders and prospective holders of shares of our common stock to consult with, and rely upon, their own tax advisors in analyzing the potential Canadian federal, provincial, local and non-Canadian tax consequences associated with purchasing, owning and disposing of shares of our common stock.

As used in this section the term "Non-Canadian Holder" denoted the beneficial owner of one or more shares of our common stock who is:

  a non-resident of Canada;

  holds our common shares as capital property;

  deals with us at arm’s length; and

  does not use or hold our common shares in or in the course of carrying on business in Canada.

Dividends

Though we do not anticipate paying any cash dividends in the foreseeable future, should a Non-Canadian Holder of shares of our common stock receive dividend distributions, such holder will be subject to a Canadian withholding tax equal to 25%, subject to such lower rate as may be available under an applicable tax treaty, of the gross amount of any distributions paid or deemed to be paid.

In accordance with the Canada-US Treaty the rate of withholding tax applicable to distributions paid to a Non-Canadian Holder who is a resident of the United States is:

  to the extent such holder beneficially owns at least 10% of our voting stock, 5% of the gross amount of such distribution paid; or

  to the extent such holder beneficially owns less than 10% of our voting stock, 15% of the gross amount of such distribution paid.

We are required to withhold the applicable amount from each distribution paid and remit the withheld amount directly to the Receiver General for Canada for the account of the Non-Canadian Holder.

In accordance with the Canada-US Treaty, certain tax-exempt entities residing in the United States may be exempt from Canadian withholding taxes, including any withholding taxes levied in respect of dividends received on our common shares.

Sale, Exchange or other Disposition of Common Shares

A Non-Canadian Holder who disposes of shares of our common stock, including by deemed disposition upon death, will not be subject to Canadian federal income tax on any capital gain (or capital loss) thereby realized unless the common shares constitute "taxable Canadian property" as defined by the Income Tax Act (Canada) and no relief is afforded under any applicable tax treaty. Generally, our common shares will not constitute taxable Canadian property of a Non-Canadian Holder unless: (a) the common shares are held as capital property used in carrying on a business (other than an insurance business) in Canada; or (b) the Non-Canadian Holder or persons with whom the Non-Canadian Holder did not deal at arm’s-length alone or together held or held options to acquire, at any time within the five years preceding the disposition, 25% or more of the shares of any class of our capital stock.

A Non-Canadian Holder who is resident of the United States and realizes a capital gain on disposition of common shares that are taxable Canadian property will nevertheless, by virtue of the Canada-US Treaty, generally be exempt from Canadian tax thereon unless: (a) more than 50% of the value of the common shares are derived from, or forms an interest in, Canadian real estate, including Canadian mineral resource properties, (b) the common shares formed part of the business property of a permanent establishment that the Non-Canadian Holder has or had in Canada within the twelve months preceding disposition, or (c) the Non-Canadian: (i) was a resident of Canada at any time within the ten years immediately preceding the disposition and for a total of 120 months during the twenty years, preceding the disposition, and (ii) owned the common share when he ceased to be a resident of Canada.

A Non-Canadian Holder who is subject to Canadian tax in respect of a capital gain on disposition of common shares must include one-half of the capital gain in computing his taxable income earned in Canada. The Non-Canadian Holder may, subject to certain limitations, deduct one half of any capital loss arising on disposition of taxable Canadian property from taxable capital gains realized in the year of disposition in respect of taxable Canadian property and, to the extent not so deductible, from such taxable capital gains of any of the three preceding years or any subsequent year.

A Non-Canadian Holder whose common shares constitute taxable Canadian property and who is a resident of the United States and entitled to benefits under the Canada-US Treaty generally would be exempt from Canadian tax on any capital gain realized on a disposition of those shares in any event, provided such shares do not derive their value principally from Canadian real property (including Canadian resource properties). Our management is of the view that our common shares do not derive their value principally from Canadian real property. A Non-Canadian Holder claiming exemption under the Treaty will, however, have Canadian tax filing obligations with respect to a disposition of common shares.

F.	Dividends and Paying Agents

Not applicable.

G.	Statements by Experts

Not applicable.

H.	Documents on Display

Documents and agreements concerning our company referred to in this annual report may be viewed by appointment during normal business hours at our registered and records office at Suite 3700, 400 3rd Ave SW, Calgary, Alberta T2P 4H2.

I.	Subsidiary Information

As of the date of this annual report, we have the following direct and indirectly owned subsidiaries incorporated in the United States:

Subsidiary	Incorporation / Acquisition Date	Ownership Percentage
MegaWest Energy (USA) Corp.	January 9, 2007	100%
MegaWest Energy Kentucky Corp. (formerly Kentucky Reserves, LLC)	April 2, 2007	100%
MegaWest Energy Missouri Corp. (formerly Deerfield Energy LLC)	April 5, 2007	100%
MegaWest Energy Kansas Corp. (formerly Deerfield Energy Kansas Corp.)	April 5, 2007	100%
MegaWest Energy Texas Corp. (formerly Trinity Sands Energy LLC)	April 25, 2007	100%
MegaWest Energy Montana Corp.	October 19, 2007	100%

ITEM 11.	Quantitative and Qualitative Disclosures About Market Risk

Not applicable.

ITEM 12.	Description of Securities Other Than Equity Securities

Not applicable.

PART II

ITEM 13.	Defaults, Dividend Arrearages and Delinquencies

Not applicable.

ITEM 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

ITEM 15.	Controls and Procedures

As required by Rule 13a-15 under the Securities Exchange Act of 1934, as of the end of the period covered by this annual report, being April 30, 2008, we have carried out an evaluation of the effectiveness of the design and operation of our company's disclosure controls and procedures. This evaluation was carried out under the supervision and with the participation of our company's management, including our Chief Executive Officer and our Chief Financial Officer. Based upon that evaluation, our Chief Executive Officer and our Chief Financial Officer concluded that our disclosure controls and procedures are not effective as of April 30, 2008, due to the material weaknesses identified in our company’s internal controls over financial reporting below. There have been no significant changes in our internal controls over financial reporting that occurred during our most recent fiscal quarter that have materially affected, or are reasonably likely to materially affect our internal controls over financial reporting.

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

Management Report on Internal Control Over Financial Reporting

Our company’s management is responsible for establishing and maintaining adequate internal control over financial reporting as required under applicable securities regulatory requirements.

Our company maintains a set of internal controls over financial reporting which have been designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with Canadian and U.S. GAAP.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. A system of internal controls can provide only reasonable, not absolute, assurance that the objectives of the control system are met, no matter how well conceived or operated.

Our management assessed the effectiveness of our company’s internal control over financial reporting as of April 30, 2008. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control Integrated Framework. Based on the evaluation under this framework, our management has concluded that, as of April 30, 2008, our company’s internal control over financial reporting was not effective as a result of two material weaknesses described below:

  our company did not have the appropriate level of U.S. GAAP expertise involved in the preparation of our reconciliation to U.S. GAAP. This control deficiency did not result in adjustments to the current year financial statements. This control deficiency resulted in a reasonable possibility that a material misstatement of the reconciliation to U.S. GAAP will not be prevented or detected on a timely basis; and

  our company’s control environment did not sufficiently promote effective internal control over financial reporting throughout the organization. Specifically, we did not effectively educate or communicate to all employees about a code of conduct or whistle blowing procedures. This control deficiency, which could affect all financial statement balances and disclosures, did not result in adjustments to the financial statements; however, there is a reasonable possibility that this deficiency could contribute to a material misstatement of the financial statements not being prevented or detected on a timely basis.

Our management has reviewed the results of its assessment with our audit committee and our auditors, KPMG LLP, the independent registered public accounting firm that audited our consolidated financial statements has issued an auditors’ report dated August 28, 2008 on the effectiveness of our company’s internal controls over financial reporting as at April 30, 2008. Their report is included in Item 18 below.

Changes to Internal Controls and Procedures for Financial Reporting

We are taking steps to remediate the material weaknesses, but will not be able to assert that we have remediated the material weaknesses until the remedial controls have been fully implemented and management has tested the remediated controls. Our management’s remediation plan includes having the appropriate personnel complete U.S. GAAP education and training and will consider the need to engage third party advisors in its U.S. GAAP reconciliation process. In addition, management is in the process of obtaining board approval to the adoption of a formal code of conduct and a while blower policy, and once obtained, will communicate these to our employees.

Subsequent to the fiscal year ended April 30, 2008, our company implemented a new accounting system. As a result of this change, the potential for control weaknesses has increased. Senior management of our company will continue to monitor the effectiveness of our internal controls over financial reporting during the implementation of the system.

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

We have not formally adopted a written code of ethics that meets the new United States' Sarbanes-Oxley standards. Our board has approved a formal code of conduct that will be adopted by our company during our next fiscal year.

To date, we have not seen any need to adopt a written code of ethics on the basis that our corporate culture effectively deters wrongdoing and promotes honest and ethical conduct, full, fair and accurate, timely, and understandable disclosure in reports and documents, the compliance with applicable governmental laws, rules and regulations, the prompt internal reporting.

ITEM 16C.	Principal Accountant Fees and Services

Our board of directors appointed KPMG LLP as our principal accountant to audit our financial statements for the fiscal year ended April 30, 2008.

Audit Fees

The aggregate fees billed by KPMG LLP for professional services rendered for the audit of our annual financial statements for the year ended April 30, 2008 were $80,000 (2007 - $90,310).

Audit Related Fees

The aggregate fees billed for assurance and related services by KPMG LLP relating to the performance of interim reviews of our financial statements and involvement in prospectus/registration documents, for the year ended April 30, 2008 which are not reported under the heading "Audit Fees" above, were $71,828 (2007 - $nil).

Tax Fees

For the year ended April 30, 2008, the aggregate fees billed for tax compliance, tax advice and tax planning by KPMG LLP was $2,000 (2007 - $nil).

All Other Fees

For the fiscal years ended April 30, 2008 and 2007, the aggregate fees billed by KPMG LLP for products and services, other than the services set out above, were $nil, respectively.

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

ITEM 16D.	Exemption from the Listing Standards for Audit Committees

Not Applicable.

ITEM 16E.	Purchases of Equity Securities by our Company and Affiliated Purchasers

Not Applicable.

PART III

ITEM 17.	Financial Statements

Refer to "Item 18 – Financial Statements" below.

ITEM 18.	Financial Statements

Financial Statements Filed as Part of this Annual Report

Consolidated Financial Statements of MegaWest Energy Corp.

-	Report of Independent Registered Public Accounting Firm, KPMG LLP, on the effectiveness of internal controls over financial reporting as of April 30, 2008
-	Report of Independent Registered Public Accounting Firm, KPMG LLP, dated August 28, 2008, on the Consolidated Financial Statements of our company as at April 30, 2008 and 2007.
-	Auditors' Report, Morgan & Company, Chartered Accountants, dated August 25, 2006, on the Financial Statements of our company as at April 30, 2006 and 2005.
-	Consolidated Balance Sheets at April 30, 2008 and 2007
-	Consolidated Statements of Operations, Deficit and Comprehensive Loss for the years ended April 30, 2008, 2007 and 2006
-	Consolidated Statements of Cash Flows for the years ended April 30, 2008, 2007 and 2006
-	Notes to Consolidated Financial Statements April 30, 2008

Reconciliation to U.S. GAAP

-	Auditors’ Report dated August 28, 2008, together with Comments by Auditor for U.S. Readers in Canada – U.S. Reporting Difference

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of MegaWest Energy Corp.

We have audited MegaWest Energy Corp.'s internal control over financial reporting as of April 30, 2008 based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weaknesses have been identified and included in management’s assessment:

  lack of sufficient staff with an appropriate level of U.S. GAAP expertise; and

  control environment did not sufficiently promote effective internal control over financial reporting throughout the organization.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements of the Company as at and for the year ended April 30, 2008. These material weaknesses were considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2008 consolidated financial statements and this report does not affect our report dated August 28, 2008, which expressed an unqualified opinion on those consolidated financial statements.

In our opinion, because of the effect of the aforementioned material weaknesses on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of April 30, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

KPMG LLP

Chartered Accountants

Calgary, Canada
August 28, 2008

an Exploration Stage Company

Consolidated Financial Statements

April 30, 2008 and 2007

REPORT OF MANAGEMENT

To the Shareholders of
MegaWest Energy Corp.

The preparation and presentation of the consolidated financial statements and Management’s Discussion and Analysis (MD&A) are the responsibility of management and have been approved by the Board of Directors.

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP). Financial statements, by nature, are not precise since they include certain amounts based upon estimates and judgments. When alternative methods exist, management has chosen those it deems to be the most appropriate in the circumstances.

Management, under the supervision of and the participation of the Chief Executive Officer and the Chief Financial Officer, have a process in place to evaluate disclosure controls and procedures and internal control over financial reporting as required by Canadian and U.S. securities regulations. We, as CEO and CFO, will certify our annual filings with the Canadian Securities Administrators and the U.S. Securities and Exchange Commission (SEC) as required in Canada by Multilateral Instrument 52-109 and in the United States as required by the Securities Exchange Act of 1934.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the consolidated financial statements. The Board carries out its responsibility principally through its Audit Committee.

The Audit Committee is appointed by the Board of Directors and consists of a majority of independent, non-management directors. The Audit Committee meets at least four times a year with management and meets independently with the external auditors and as a group to review any significant accounting, internal control and auditing matters in accordance with the terms of the Audit Committee charter. The Audit Committee reviews the consolidated financial statements before they are submitted to the Board of Directors for approval. The external auditors have free access to the Audit Committee without obtaining prior management approval.

Management is responsible for establishing and maintaining adequate internal control over financial reporting.

Management has assessed the effectiveness of its internal control over financial reporting as of April 30, 2008 based on the framework in Internal Control-Integrated Framework issued by the Committee on Sponsoring Organizations of the Treadway Commission. Based on their evaluation, management concluded that as of April 30, 2008, the Company did not maintain effective internal control over financial reporting due to material weaknesses described in its MD&A dated August 28, 2008.

KPMG LLP, our auditors, has audited management’s assessment of the effectiveness of our internal control over financial reporting as of April 30, 2008, as stated in their report which appears in our Annual Report on Form 20-F, filed with the SEC.

/s/ George T. Stapleton, II	/s/ F. George Orr
George T. Stapleton, II	F. George Orr
Chief Executive Officer	Chief Financial Officer

August 28, 2008

AUDITORS’ REPORT

To the Board of Directors of
MegaWest Energy Corp.

We have audited the accompanying consolidated balance sheets of MegaWest Energy Corp. as of April 30, 2008 and 2007 and the consolidated statements of operations and deficit, comprehensive loss and accumulated other comprehensive loss and cash flows for the years ended April 30, 2008 and 2007. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as of April 30, 2008 and 2007 and the result of its operations and cash flows for the years ended April 30, 2008 and 2007 in accordance with Canadian generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of April 30, 2008, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated August 28, 2008 expressed an adverse opinion on the effectiveness of the Company’s internal control over financial reporting.

The financial statements for the year ended April 30, 2006 were audited by another auditor who expressed an opinion without reservation on those statements in their report dated August 25, 2006.

/s/ KPMG LLP
KPMG LLP
Calgary, Canada
August 28, 2008

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

Vancouver, Canada	/s/ Morgan & Company
August 25, 2006	Chartered Accountants

MegaWest Energy Corp (an exploration stage company)
Consolidated Balance Sheets
April 30

(in Canadian dollars)	2008	2007

Assets
Current assets
Cash and cash equivalents	$5,617,892	$29,670,201
Accounts receivable and prepaid expenses	397,958	125,590
	6,015,850	29,795,791

Oil and gas assets (note 3)	42,236,315	20,756,355
Administrative assets (note 5)	303,157	128,741
Marketable securities (note 6)	-	1,851,960

	$48,555,322	$52,532,847

Liabilities and Shareholders' Equity
Current liabilities
Accounts payable and accrued liabilities	$1,687,775	$1,301,640
Convertible promissory notes (note 7)	1,828,779	1,867,387
Exchange shares (note 8)	-	1,061,055
Asset retirement obligations (note 9)	295,009	154,244
	3,811,563	4,384,326

Shareholders' Equity
Share capital (note 10)	63,849,504	41,168,088
Warrants (note 11)	19,935,537	14,702,031
Contributed surplus (note 12)	3,154,744	2,365,598
Equity portion of convertible promissory notes (note 7)	120,566	120,566
Equity portion of exchange shares (note 8)	-	8,599,442
Accumulated deficit from prior operations	(562,633)	(562,633)
Accumulated deficit from exploration stage	(41,753,959)	(18,244,571)
	44,743,759	48,148,521
Future operations (note 1)
Commitments (note 20)
Subsequent events (notes 3, 7, 10, 11, 13 and 20)
	$48,555,322	$52,532,847

See accompanying notes to consolidated financial statements.

Approved by the Board:

/s/ George T. Stapleton, II	/s/ Brad Kitchen
George T. Stapleton II, Director	Brad Kitchen, Director

MegaWest Energy Corp (an exploration stage company)
Consolidated Statements of Operations and Deficit

				From
	Years ended April 30			Exploration
				Stage Inception
				on November 1,
				2006 through
(in Canadian dollars)	2008	2007	2006	April 30, 2008

Interest income	$712,763	$263,125	$-	$975,886

Expenses
General and administrative (note 14)	5,973,395	5,523,694	104,601	11,439,968
Impairment of oil and gas assets (note 3(d))	5,891,223	-	-	5,891,223
Foreign exchange loss	1,935,473	1,548,840	-	3,484,313
Financing costs (note 11 (iii))	2,466,000	-	-	2,466,000
Marketable securities write-down (note 6)	2,094,000	-	-	2,094,000
Accretion on promissory notes	175,743	71,270	-	247,013
Depreciation and accretion	79,952	12,373	118,344	92,325
	18,615,786	7,156,177	222,945	25,714,842

Net loss	(17,903,023)	(6,893,052)	(222,945)	(24,738,956)

Accumulated deficit, beginning of period	(18,807,204)	(505,514)	(282,569)	-
Deficit adjustment on related party
acquisitions (note 4)	(5,848,405)	(11,408,638)	-	(17,257,043)
Adoption of new accounting standard (note
2)	242,040	-	-	242,040

Accumulated deficit, end of period	$(42,316,592)	$(18,807,204)	$(505,414)	$(41,753,959)

Net loss per share
Basic and diluted (note 16)	$(0.23)	$(0.31)	$(0.04)

Weighted average shares outstanding
Basic and diluted	79,413,793	22,102,129	6,337,500

See accompanying notes to consolidated financial statements.

MegaWest Energy Corp (an exploration stage company)
Consolidated Statements of Comprehensive Loss and Accumulated Other Comprehensive Loss

Year ended April 30 , 2008
(in Canadian dollars)

Net loss	$(17,903,023)

Other comprehensive income
(loss):	-

Comprehensive loss	$(17,903,023)

Accumulated other
comprehensive loss,
beginning of year	$-
Adoption of new accounting
standard (note 2)	242,040
Marketable securities write-down
(note 6)	(242,040)

Accumulated other
comprehensive loss, end of
year	$-

See accompanying notes to consolidated financial statements.

MegaWest Energy Corp (an exploration stage company)
Consolidated Statements of Cash Flows

				From Exploration
				Stage Inception on
	Years ended April 30			November 1, 2006
				through April 30,
(in Canadian dollars)	2008	2007	2006	2008

Operating activities
Net loss	$(17,903,023)	$(6,893,052)	$(222,945)	$(24,739,317)
Items not involving cash
Impairment of oil and gas assets	5,891,223	-	-	5,891,223
Stock-based compensation	1,905,880	3,899,148	-	5,805,028
Foreign exchange	1,875,923	1,606,317	-	3,482,240
Accretion on promissory notes	175,743	71,270	-	247,013
Depreciation and accretion	79,952	12,373	118,344	92,325
Marketable securities write-down	2,094,000	-	-	2,094,000
Financing costs	2,466,000	-	-	2,466,000
Change in non-cash working capital	(295,445)	879,786	72,877	533,910
	(3,709,747)	(424,158)	(31,724)	(4,127,578)
Financing activities
Proceeds from private placements	-	38,301,221	-	38,301,221
Proceeds from stock option, warrant,
and unit right exercises	321,388	58,500	-	379,888
Notes payable	-	(40,000)	40,000	(40,000)
	321,388	38,319,721	40,000	38,641,109
Investing activities
Expenditures on oil and gas assets	(17,505,081)	(705,762)	-	(17,869,050)
Expenditures on administrative assets	(241,326)	(131,113)	-	(372,440)
Acquisitions, net of cash acquired	(347,429)	(4,244,360)	-	(4,591,789)
Marketable securities	-	(1,851,960)	-	(1,851,960)
Change in non-cash working capital
related to oil and gas assets	(396,788)	341,792	-	(396,788)
	(18,490,624)	(6,591,403)	-	(25,082,027)

Change in cash and cash equivalents	$(21,878,983)	$(31,304,160)	$8,276	$9,431,504

Exchange rate fluctuations on change in
cash and cash equivalents	(2,173,326)	(1,648,100)	-	(3,821,425)
Cash and cash equivalents, beginning of
period	29,670,201	14,141	5,865	7,813

Cash and cash equivalents, end of
period	$5,617,892	$29,670,201	$14,141	$5,617,892

See accompanying notes to consolidated financial statements.

MegaWest Energy Corp (an exploration stage company)
Notes to the Consolidated Financial Statements
For the years ended April 30, 2008, 2007 and 2006
(in Canadian dollars unless otherwise indicated)

MegaWest Energy Corp ("MegaWest") was incorporated on February 8, 2000 under the Company Act in the province of British Columbia, Canada as Brockton Capital Corp. On February 27, 2007 the Company changed its name to MegaWest Energy Corp and on February 12, 2008 it was continued in the province of Alberta, where it is currently registered under the Business Corporations Act (Alberta).

The primary business activity of MegaWest and its subsidiaries (collectively the "Company") is the acquisition, exploration and development of oil and gas properties in North America. Prior to December 2006, MegaWest was a technology company whose business plan was to acquire the rights to market, sell and distribute a product line of consumer electronic technology products in Canada.

1.	Significant Accounting Policies:

	(a)	Exploration Stage and Going Concern:

MegaWest is an exploration stage company that operates a number of unproven heavy oil properties in the United States. MegaWest has been in the exploration stage since November 2006. While in the exploration stage, activities have included analysis and evaluation of technical data, preparation of geological models, exploration drilling, conceptual engineering, construction of thermal demonstration projects, and securing capital to fund operations and capital expenditures.

MegaWest anticipates spending its existing funds in the upcoming fiscal year to acquire, explore, appraise and develop oil and gas projects. MegaWest will need additional financing to continue operations and fund its 2009 capital plan. In addition, the ultimate development of MegaWest’s oil and gas projects, if assessed to be commercial, will require additional funding. MegaWest’s future operations are dependent upon its ability to obtain additional financing and ultimately achieve profitable operations. Additional capital may be in the form of equity, debt and or joint venture farmouts. The outcome of these matters cannot be predicted with certainty at this time. These financial statements are prepared on a going concern basis and do not include any adjustments to the amounts and classification of assets and liabilities that may be necessary should the Company be unable to secure additional funding or obtain profitable operations and therefore, be unable to continue as a going concern.

	(b)	Basis of Presentation:

These financial statements have been prepared using Canadian generally accepted accounting principles ("GAAP").

	(c)	Principles of Consolidation:

These financial statements include the accounts of MegaWest and the following wholly-owned subsidiaries:

MegaWest Energy USA Corp
MegaWest Energy Texas Corp
MegaWest Energy Kentucky Corp
MegaWest Energy Missouri Corp
MegaWest Energy Kansas Corp
MegaWest Energy Montana Corp

All intercompany balances and transactions have been eliminated.

(d)	Use of Estimates and Measurement Uncertainty:

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts and other disclosures in these financial statements. Actual results may differ from those estimates.

Significant estimates used in the preparation of these financial statements include estimates of oil and gas reserves and resources, oil and gas asset impairment, stock-based compensation and asset retirement obligations.

MegaWest Energy Corp (an exploration stage company)
Notes to the Consolidated Financial Statements
For the years ended April 30, 2008, 2007 and 2006
(in Canadian dollars unless otherwise indicated)

(e)	Cash and Cash Equivalents:

Cash and cash equivalents consist of highly liquid investments with terms to maturity, at the date of acquisition, not exceeding 90 days.

(f)	Oil and Gas Operations:

The Company follows the full cost method of accounting for oil and gas operations whereby all costs related to exploration and development of oil and gas reserves are capitalized. Such costs are capitalized on a country-by-country basis, which to date there is one cost centre, the United States.

These capitalized costs will be depleted using the unit-of-production method based on estimated gross proved oil and gas reserves as determined by independent reservoir engineers. Oil and gas reserves and production will be converted into equivalent units based upon relative energy content.

Costs of acquiring and evaluating unproved properties are initially excluded from the depletion calculations. Properties are considered unproved until they have established commercial production for a sustained period of time. These unevaluated properties are assessed periodically to ascertain whether impairment has occurred. When proved reserves are assigned or the property is impaired, the associated costs are added to the costs subject to depletion calculations.

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

(g)	Administrative Assets:

Leasehold improvements, office furniture and equipment are stated at cost. Depreciation on leasehold improvements is provided on a straight-line basis over five years and depreciation on office furniture and equipment is provided on a declining balance method over the estimated useful lives of the respective assets, at rates ranging from 20 – 30 percent per year.

(h)	Marketable Securities:

Marketable securities are recorded at fair value.

(i)	Asset Retirement Obligations:

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

MegaWest Energy Corp (an exploration stage company)
Notes to the Consolidated Financial Statements
For the years ended April 30, 2008, 2007 and 2006
(in Canadian dollars unless otherwise indicated)

(j)	Convertible Promissory Notes:

Convertible promissory notes were recorded at the amount of proceeds received less the amount attributed to the conversion feature which is included as part of shareholders' equity. The liability component is accreted to the face value of the promissory note at maturity on an effective yield basis. The accretion is charged to the statement of operations as interest expense.

(k)	Foreign Currency Translation:

The Company's subsidiaries are considered financially and operationally integrated. The Canadian dollar is the Company's functional currency. As a result, monetary assets and liabilities denominated in foreign currencies are translated to Canadian dollars at the exchange rate in effect at the balance sheet date and non-monetary assets and liabilities at the exchange rates in effect at the time of the transactions. Revenues and expenses are translated to Canadian dollars at rates approximating exchange rates in effect at the time of the transactions. Exchange gains and losses resulting from the period-end translation of monetary assets and liabilities denominated in foreign currencies are recorded in the statement of operations.

(l)	Oil and Gas Revenue:

After an oil and gas project becomes commercial, sales of crude oil and natural gas will be recognized in the period in which the product is delivered to the customer. Oil and gas revenue represents the Company's share and is recorded net of royalty payments to governments and other mineral interest owners.

(m)	Stock-Based Compensation:

The Company accounts for all stock options and warrants granted to employees, directors and certain service providers using the fair value method. Under this method, compensation expense is recorded with a corresponding credit to contributed surplus. Stock-based compensation expense for employees is based on the estimated fair value of the related option or warrant at the time of grant and is expensed on a straight-line basis over the vesting period of the option. Stock-based compensation expense for certain service providers is based on the estimated fair value of the related option or warrant once vested. At the end of each reporting period, the fair value of each option and warrant not vested is calculated and the appropriate amount is expensed in that period. Compensation expense is adjusted for the estimated amount of forfeitures at the time of issuance.

Consideration received upon the exercise of stock options and warrants together with the amount of non-cash compensation expense recognized in contributed surplus is recorded as share capital.

(n)	Income Taxes:

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

(o)	Per Share Amounts:

Basic per share amounts are computed by dividing the loss by the weighted average shares outstanding during the reporting period. Diluted amounts for options and warrants are computed using the treasury stock method. The treasury stock method assumes that proceeds received from the exercise of in-the-money options and warrants are used to repurchase shares at the average market price for the period. The difference between the number of shares that could have been purchased at market prices in the period and the number of in-the-money options and warrants is added to the

MegaWest Energy Corp (an exploration stage company)
Notes to the Consolidated Financial Statements
For the years ended April 30, 2008, 2007 and 2006
(in Canadian dollars unless otherwise indicated)

weighted average shares outstanding. Dilutive amounts for convertible promissory notes are determined by using the "as if converted method".

(p)	New Canadian GAAP Accounting Standards:

As of May 1, 2008, MegaWest will be required to adopt the following new accounting standards from the Canadian institute of Chartered Accountants ("CICA"):

(i) Section 1535 "Capital Disclosure" ("S.1535") S.1535 will require companies to disclose their objectives, policies and processes for managing capital.

(ii)

Section 3862 "Financial Instruments – Disclosures" ("S.3862"). The objective of S.3862 is to require entities to provide disclosures that enable users to evaluate both the significance of financial instruments for the entity's financial position and performance; and the nature and extent of risk arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and how the entity manages those risks.

(iii)

Section 3863 "Financial Instruments – Presentation" ("S.3863"). The purpose of S.3863 is to enhance financial statement users' understanding of the significance of financial instruments to an entity's financial position, performance and cash flows. S.3863 will replace S.3861.

Management is in the process of reviewing the requirements of these recent sections and expects the only effect on the Company will be disclosures around how the Company manages its capital and incremental disclosures regarding the significance of financial instruments for the entity’s financial position and performance; and the nature, extent and management of risks arising from financial instruments to which the entity is exposed.

In January 2006, the CICA Accounting Standards Board ("AcSB") adopted a strategic plan for the direction of accounting standards in Canada. As part of that plan, accounting standards in Canada for public companies are going to converge with International Financial Reporting Standards ("IFRS") for fiscal periods commencing on or after January 1, 2011. The Company continues to monitor and assess the impact of convergence of Canadian GAAP and IFRS.

2.	Adoption of New Accounting Standards:

On May 1, 2007, MegaWest adopted new Canadian accounting standards regarding other comprehensive income, financial instruments and hedge accounting as prescribed by the CICA Handbook.

	(a)	Section 1530 Comprehensive Income ("S.1530") and Section 3251 Equity ("S.3251"):

Other comprehensive income represents items such as the change in equity arising from unrealized gains and losses from financial instruments designated as available-for-sale and changes in fair market value of derivatives designated as cash flow hedges, and is presented as a separate component of shareholders’ equity on the balance sheet. S.3251 established standards for the presentation of equity and changes in equity during the period.

	(b)	Section 3855 Financial Instruments – Recognition and Measurements ("S.3855") and Section 3861 Financial Instruments – Disclosure and Presentation ("S.3861"):

S.3855 establishes standards for recognizing and measuring financial assets and financial liabilities and non-financial derivatives as required to be disclosed under S.3861. Financial instruments are required to be classified in one of five ways: (i) held for trading, (ii) held to maturity, (iii) loans and receivables (iv) available-for-sale, or (v) other financial liabilities.

As at May 1, 2007, MegaWest’s financial instruments included cash and cash equivalents, accounts receivable, marketable securities, accounts payable and accrued liabilities, convertible promissory notes, and exchange shares. Cash and cash equivalents and accounts receivable were classified as held to maturity and were recorded at amortized cost. Marketable securities were classified as available-for-sale and were recorded at fair value, with the changes in fair value recorded in comprehensive income. On adoption, a $242,040 adjustment was made to the marketable securities to mark them to fair value. Convertible promissory notes, accounts payable and accrued liabilities and the liability portion of exchange shares are classified as other financial liabilities and are recorded at amortized cost.

MegaWest Energy Corp (an exploration stage company)
Notes to the Consolidated Financial Statements
For the years ended April 30, 2008, 2007 and 2006
(in Canadian dollars unless otherwise indicated)

(c)	Section 3865 Hedges ("S.3865"):

S.3865 establishes standards for how and when hedge accounting may be applied. MegaWest does not currently participate in any hedging activities.

MegaWest also adopted Section 1506 Accounting Changes, the only impact of which is to provide disclosure of when an entity has not applied a new source of GAAP that has been issued but is not yet effective.

3.	Oil and Gas Assets:

To April 30, 2008, all of the Company’s properties are unproven. Accordingly, no provision for depletion expense has been made and all oil sales to date have been netted against project costs. The following table summarizes the oil and gas assets by project.

Oil and Gas Assets	Kansas (a)	Missouri (b)	Kentucky (c)	Texas (d)	Montana (e)	Other (f)	Total
Balance, April 30, 2006	$-	$-	$-	$-	$-	$-	$-
Acquisitions (note 4)	440,042	47,012	18,633,054	930,014	-	-	20,050,122
Additions	421,859	44,269	140,329	91,283	-	8,493	706,233
Balance, April 30, 2007	861,901	91,281	18,773,383	1,021,297	-	8,493	20,756,355
Additions	2,814,489	6,491,989	2,967,078	5,169,926	211,008	767,081	18,421,571
Pre-commercial oil sales, net	(740,915)	-	-	-	-	-	(740,915)
Acquisitions	-	-	-	-	9,690,527	-	9,690,527
Impairment	-	-	-	(5,891,223)	-	-	(5,891,223)
Balance, April 30, 2008	$2,935,475	$6,583,270	$21,740,461	$300,000	$9,901,535	$775,574	$42,236,315

(a)	Kansas

Costs relate to the Chetopa project, which is a heavy oil project located two miles south of Chetopa, Kansas. The assets include certain oil and gas facilities, equipment, steam injection and oil production wells and a 100 percent interest in two oil and gas leases covering 392 acres.

To date, the project has operated in a pre-commercial stage, and $740,915 of oil sales, net of royalties, have been recorded against the costs.

As part of the project, MegaWest is obligated to pay a net revenue interest up to a maximum of U.S. $750,000 on net revenues generated from the Chetopa project. The net revenue interest becomes payable after MegaWest recovers 100 percent of its capital and operating costs, and is to be paid quarterly from 25 percent of the project’s net revenues. As at April 30, 2008 no amount of net revenue interest has been paid as MegaWest has not recovered its capital and operating costs.

(b)	Missouri

In Missouri, the Company has a 100 percent working interest in approximately 10,306 unproved acres of oil and gas leases at April 30, 2008. Costs incurred relate to land acquisition, geological and geophysical activities, exploration and delineation drilling and the construction of a 500 barrel per day steam project.

(c)	Kentucky

In Kentucky, the Company has a 62.5 percent working interest in the shallow rights and an additional 37.5 percent working interest in the deep rights, in certain oil and gas leases totaling approximately 35,400 unproved acres at April 30, 2008. Costs incurred relate to land acquisition, geological and geophysical activities and exploration and delineation drilling.

As part of the acquisition of the Kentucky area, MegaWest is obligated to spend U.S. $15,000,000 by October 2009. In the event MegaWest does not complete this work program, the Company is obligated to pay 37.5 percent of the unspent balance to its joint venture partner. To April 30, 2008 MegaWest has spent $2,967,078 million towards this commitment.

MegaWest Energy Corp (an exploration stage company)
Notes to the Consolidated Financial Statements
For the years ended April 30, 2008, 2007 and 2006
(in Canadian dollars unless otherwise indicated)

(d)	Texas

In Texas, the Company is a partner in the Trinity Sands Project of approximately 34,000 unproved acres in Texas. Pursuant to earn-in agreements MegaWest may earn up to a 66.67 percent working interest in all leased acreage. Currently, MegaWest has earned a 50 percent working interest in 20,600 acres and 12.5 percent working interest the remaining 13,385 acres. Costs incurred relate to land acquisition, geological and geophysical activities and exploration drilling.

Based on the results of oil and gas activities to date, the Company recorded a $5,891,223 impairment of its Texas costs on April 30, 2008.

(e)	Montana

On October 24, 2007 MegaWest completed the acquisition of a 40 percent working interest in two prospects in Montana totaling 37,400 unproved acres. The cost of the acquisition of $9,690,527 was comprised of:

Cash	$309,034
Common shares (500,000)	486,250
Warrants (250,000 exercisable at U.S.$2.50 per warrant)	45,707
Incentive warrants (10,000,000, exercisable at U.S. $0.10)	8,810,850
Expenses	38,686
Total cost	$9,690,527

MegaWest can earn an additional 20 percent working interest in each prospect by carrying its working interest partner through the first U.S. $2.5 million of work. In addition, MegaWest and its working interest partner have established a two year term regional area of mutual interest ("AMI") covering approximately 1,000,000 acres. The interest in the AMI shall be divided 65 percent to MegaWest and 35 percent to its partner. MegaWest shall pay for the lease acquisition, initial geological and geophysical activity, drilling and completing of any wells, comprising an agreed upon initial work program for each new prospect within the AMI and shall receive 100 percent payout of all such costs and expenses incurred for each such prospect prior to its partner receiving its respective share.

The amounts assigned to the common shares and warrants were based on their fair values on the issue date. The fair value of common shares was based on the cash consideration received for the most recent private placements of shares. The $45,707 fair value of the warrants was determined by using the Black-Scholes option pricing model assuming a volatility of 89 percent, risk free interest rate of 3.83 percent and term of 1.5 years. The incentive warrants were issued in December 2006 to provide additional prospects for MegaWest and the acquisition triggered the vesting of 10,000,000 of these incentive warrants. The $8,810,850 fair value of the incentive warrants on issuance was determined by using the Black-Scholes option pricing model assuming a volatility of 89 percent, risk free interest rate of 3.83 percent and term of 1.3 years.

On July 31, 2008, MegaWest acquired the Devils Basin prospect. Upon completion of acquisition earning ($105,000 cash, 100,000 shares of MegaWest and a carry of its partners 25 percent working interest cost on the first well), MegaWest will own a 75 percent working interest of the 4,990 acre prospect.(f) Other

Other costs consist primarily of three used steam generators and related equipment that will be assigned to a project once a project is established and the location is determined.

Oil and gas assets include $1,061,353 (2007 - $176,600) of capitalized general and administrative costs and $360,880 (2007 –$nil) of capitalized stock-based compensation costs.

MegaWest Energy Corp (an exploration stage company)
Notes to the Consolidated Financial Statements
For the years ended April 30, 2008, 2007 and 2006
(in Canadian dollars unless otherwise indicated)

4.	Acquisitions during the Year Ended April 30, 2007:

The Company completed the following acquisitions during the year ended April 30, 2007.

	(a)	Assets of Deerfield Energy Kansas LLC ("Deerfield Kansas"):

On March 26, 2007 MegaWest acquired the net assets of Deerfield Kansas in exchange for 250,000 common shares of MegaWest and the prior assumption of a $591,250 note payable to a third party. The value of the common shares issued was based on the cash consideration received for private placements of shares around the closing date. Deerfield Kansas, an exploration stage oil and gas company, owned certain oil and gas equipment and held 100 percent working interest in 392 unproved acres of oil and gas leases in Kansas.

	(b)	Kentucky Reserves LLC ("Kentucky Reserves"):

On April 2, 2007 MegaWest acquired 100 percent of the membership units of Kentucky Reserves in exchange for $3,412,500 cash and 5,000,000 common shares of the Company. The value of the common shares issued was based on the cash consideration received for private placements of shares around the closing date. Kentucky Reserves, an exploration stage oil and gas company, owned a 62.5 percent working interest in shallow tar sands rights plus an additional 37.5 percent interest in deep rights of 27,009 unproved acres of oil and gas leases in Kentucky.

Included in the cost of acquisition is $9,372,231 for 9,000,000 incentive warrants which vested on the acquisition of Kentucky Reserves (see note 11). The fair value of the warrants was estimated to be $1.04 per warrant and was determined using the Black-Scholes pricing model with the following assumptions: expected volatility 80 percent, risk- free interest rate of 5.10 percent and expected term of 0.5 years.

	(c)	Deerfield Energy LLC ("Deerfield Missouri"):

On April 5, 2007 MegaWest acquired 100 percent of the membership units of Deerfield Missouri in exchange for $926,480 cash, plus a $144,700 change in control fee recorded as acquisition expenses, and 4,750,000 common shares of the Company. Of the total consideration, $575,050 cash and the change in control fee was paid on the closing date, the remaining consideration was contingent upon meeting the terms of an escrow agreement. The Company met the terms of the escrow agreement in October 2007 and as a result, the cash and shares held in escrow were released and the remaining consideration of $5,848,405 attributable to the acquisition has been recorded as a deficit adjustment (due to the related party nature of the transaction), with a corresponding credit to cash and share capital.

The value of the common shares issued was based on the cash consideration received for private placements of shares around the closing date. Deerfield Missouri, an exploration stage oil and gas company, was party to oil development agreements on 7,620 unproved acres and also holds all of the issued and outstanding shares of Deerfield Kansas.

	(d)	Trinity Sands Energy LLC ("Trinity"):

On April 25, 2007 MegaWest acquired 100 percent of the membership units of Trinity in exchange for $227,500 cash, the assumption of a $1,361,085 note payable to a third party and 95,000 shares of a MegaWest subsidiary exchangeable into 9,500,000 common shares of the Company (note 8). The value of the common shares issued was based on the cash consideration received for recent private placements of shares around the closing date. Trinity was an exploration stage oil and gas company that had a 50 percent working interest in 14,948 unproved acres of oil and gas leases in Texas, and was party to an earn-in agreement whereby its working interest may be increased to 66.67 and could earn a 66.67 percent working interest in an additional 13,385 unproved acres of oil and gas leases.

MegaWest Energy Corp (an exploration stage company)
Notes to the Consolidated Financial Statements
For the years ended April 30, 2008, 2007 and 2006
(in Canadian dollars unless otherwise indicated)

The following table summarizes the estimated net assets acquired, liabilities assumed and consideration given as of each acquisition date.

	Deerfield	Kentucky	Deerfield
	Kansas	Reserves	Missouri	Trinity Sands	Totals
Closing Date	March 26, 2007	April 2, 2007	April 5, 2007	April 25, 2007

Net Assets Acquired:
Cash	$-	$3,521	$75,330	$166,750	$245,601
Oil and gas assets	440,042	18,633,054	47,012	930,014	20,050,122
Working capital	(13,667)	-	7,058	-	(6,609)
Asset retirement obligations	(160,376)	-	-	-	(160,376)
	$265,999	$18,636,575	$129,400	$1,096,764	$20,128,738
Consideration Given:
Shares
Common shares	250,000	5,000,000	-	-	5,250,000
Exchange shares (note 8)	-	-	-	95,000	95,000
Incentive warrants	-	9,000,000	-	-	9,000,000

Value of common shares	$290,325	$5,772,500	$-	$-	$6,062,825
Value of exchange shares	-	-	-	9,660,497	9,660,497
Value of incentive warrants	-	9,372,231	-	-	9,372,231
Cash	-	3,412,500	579,050	227,500	4,219,050
Note payable assumed	591,250	-	-	1,361,085	1,952,335
Expenses	6,438	79,344	162,638	22,018	270,438
	888,013	18,636,575	741,688	11,271,100	31,537,376
Deficit adjustment on related party
acquisitions	(622,014)	-	(612,288)	(10,174,336)	(11,408,638)

	$265,999	$18,636,575	$129,400	$1,096,764	$20,128,738
Contingent Consideration:
Shares
Number	-	-	4,750,000	-	4,750,000
Value	$-	$-	$5,500,975	$-	$5,500,975
Cash	-	-	347,430	-	347,430
	$-	$-	$5,848,405	$-	$5,848,405

The acquisitions of the assets of Deerfield Energy Kansas Corp., Deerfield Missouri and Trinity were considered related party transactions, since at the respective acquisition dates the President and Chief Executive Officer of the Company, was also the Chief Executive Officer and a unitholder of Trinity (47.37% of issued and outstanding units) and the Chief Operating Officer and unitholder of Deerfield Missouri (15.86% of the issued and outstanding units), which is also the parent company of Deerfield Kansas.

As a result, the Chief Executive Officer of the Company, or a private company controlled by him, received i) 39,650 of the common shares issued for the assets of Deerfield Kansas, ii) 753,350 common shares and $291,702 cash from Deerfield Missouri, including a change in control fee, and iii) 45,000 class B exchange shares of our subsidiary, MegaWest USA that were converted into 4,500,000 common shares and $107,763 cash of the consideration issued to Trinity.

MegaWest Energy Corp (an exploration stage company)
Notes to the Consolidated Financial Statements
For the years ended April 30, 2008, 2007 and 2006
(in Canadian dollars unless otherwise indicated)

5.	Administrative Assets:

Administrative assets consist of office equipment, furniture and leasehold improvements.

		Accumulated
	Cost	Depreciation	Net book Value
Balance, April 30, 2006	$-	$-	$-
Additions	131,113	2,372	128,741
Balance, April 30, 2007	131,113	2,372	128,741
Additions	241,326	66,910	174,416
Balance, April 30, 2008	$372,439	$69,282	$303,157

6.	Marketable Securities:

In January 2007, the Company acquired 7,500,000 common shares of Energy Finders Inc. ("Energy Finders"), at the time representing approximately nine percent of its issued and outstanding share capital. The Company does not have any representation on the Energy Finders board of directors or exert influence over Energy Finders. Due to the non-temporary decline in value, the Company recognized the year to date loss of $2,094,000 on its investment in the statement of operations and deficit and continues to hold its investment in Energy Finders.

7.	Convertible Promissory Notes:

In December 2006, MegaWest assumed two convertible promissory notes totaling $1,952,335 (U.S. $1,700,000) in conjunction with two acquisitions (see note 4). As part of the assumption, the Company agreed to pay: interest at six percent and the outstanding interest and principal are convertible into MegaWest common shares at U.S. $0.25 per share until June 20, 2008. The fair value of the conversion feature at the date of assumption was estimated to be $120,566 and has been classified as equity. The fair value was estimated at $0.02 per share using the Black-Scholes option pricing model assuming a volatility of 80 percent, risk free interest rate of 4.90 percent and expected term of eighteen months.

On June 20, 2008 the promissory notes and accrued interest were converted into 7,412,559 common shares. On conversion, the liability and equity portions of the exchange shares totaling $1,882,975 were transferred to share capital.

8.	Exchange Shares:

As part of the consideration given to acquire Trinity Sands (see note 4(d)), MegaWest issued 95,000 class B shares of its subsidiary, MegaWest USA. Each class B exchange share was convertible into 100 MegaWest shares (9,500,000 common shares of MegaWest could be issued). The holders of these MegaWest USA shares had the right to exchange, or receive a cash payment of U.S. $10.00 per exchange share until July 31, 2008. The cash redemption value of the exchange shares of $1,061,055 was recorded as a liability. The estimated fair value of the conversion feature of $8,599,442 was classified as equity. The fair value per exchange share was determined by using the Black-Scholes option pricing model assuming a volatility of 80 percent, risk free interest rate of 5.09 percent and expected term of fifteen months.

In February 2008, the class B exchange shares were converted into 9,500,000 common shares of MegaWest. On conversion, the liability and equity portions of the exchange shares were transferred to share capital.

9.	Asset Retirement Obligations:

The total future asset retirement obligation was estimated based on the Company’s ownership interest in all wells and facilities, the estimated costs to abandon and reclaim the wells and facilities and the estimated timing and costs to be incurred in future periods. The present value of this obligation has been projected using estimates of the future costs denominated in U.S. dollars and the timing of abandonment. At April 30, 2008 the Company estimated the present value of its asset retirement obligations to be $295,009 based on a future undiscounted liability of $416,000. These costs are expected to be incurred within two to ten years. A credit-adjusted risk-free discount rate of ten per cent and an inflation rate of two per cent were used to calculate the present value.

MegaWest Energy Corp (an exploration stage company)
Notes to the Consolidated Financial Statements
For the years ended April 30, 2008, 2007 and 2006
(in Canadian dollars unless otherwise indicated)

Changes to the asset retirement obligation were as follows:

Balance, April 30, 2006	$-
Liabilities acquired through acquisitions (note 4)	160,376
Accretion	10,001
Change in foreign exchange rates	(16,133)
Balance, April 30, 2007	154,244
Liabilities incurred during the period	141,881
Accretion	13,042
Change in foreign exchange rates	(14,158)
Balance, April 30, 2008	$295,009

10.	Share Capital:

The authorized capital of the Company consists of unlimited common shares without par value and 100,000,000 preferred shares without par value (of which none are issued).

Issued common shares:

	Number of
	Common Shares	Amount
Outstanding, April 30, 2005 and 2006	6,337,500	$207,342
Shares issued on private placement (i)	23,500,000	2,707,168
Shares issued on debt settlement (ii)	600,000	165,700
Shares issued on private placement, net of $283,000 ascribed to
warrants (iii)	8,425,000	4,709,234
Shares issued on private placement, net of $3,446,000 ascribed to
warrants (iv)	27,448,550	28,669,870
Share issue costs related to private placements (v)	-	(1,882,451)
Shares issued for Kentucky property (note 4(b))	5,000,000	5,772,500
Shares issued for Kansas property (note 4(a))	250,000	290,325
Shares issued for services (vi)	375,000	434,900
Shares issued on stock option exercise, including $35,000 transfer from
contributed surplus	500,000	93,500
Outstanding, April 30, 2007	72,436,050	41,168,088
Shares issued for services (vi)	375,000	394,900
Shares issued for Montana property (note 3(e))	500,000	486,250
Shares issued for Missouri property (note 4(c))	4,750,000	5,500,975
Shares issued on conversion of exchange shares (note 8)	9,500,000	9,556,567
Shares issued on exercise of 1,025,000 stock options, including
$195,714 transfer from contributed surplus	844,593	246,634
Shares issued on exercise of 6,925,000 warrants, including $6,189,622 transfer from warrants and $36,000 from contributed surplus for unit
rights	6,726,023	6,496,090
Outstanding, April 30, 2008	95,131,666	$63,849,504

(i)	On December 21, 2006 the Company issued 23,500,000 common shares for proceeds of $2,707,168.

(ii)	In December 2006, the Company agreed to issue 600,000 common shares to settle accounts payable of $165,700, which included amounts payable to former directors and officers of the Company.

(iii)

In January and February 2007 the Company issued 8,425,000 units for gross proceeds of $4,992,234. Each unit included one common share and one half share purchase warrant. One whole share purchase warrant entitled the holder to acquire one share for U.S. $1.00. The amount classified to warrants of $283,000 was based on the fair value of the

MegaWest Energy Corp (an exploration stage company)
Notes to the Consolidated Financial Statements
For the years ended April 30, 2008, 2007 and 2006
(in Canadian dollars unless otherwise indicated)

share purchase warrants which was determined by using the Black-Scholes option pricing model assuming a volatility of 80 percent, risk free interest rate of 5.10 percent and expected term of one year.

In connection with placement, the Company granted a consultant rights to purchase 180,000 units under the same terms as the private placement for a period of one year from the date of the placement. The value of these units, recorded as issue costs (noted in v below), was determined using the Black-Scholes option pricing model. On January 5, 2008, these unit rights were exercised, resulting in 180,000 common shares and 90,000 share purchase warrants being issued.

(iv)

On March 1, 2007 the Company issued 27,448,550 units for gross proceeds of $32,115,870. Each unit included one common share and one half share purchase warrant. One whole share purchase warrant entitles the holder to acquire one share for U.S. $1.30. As a commission, and additional 655,848 share purchase warrants were issued. The amount classified as warrants of $3,446,000 was based on the fair value of the share purchase warrants, which was determined by using the Black-Scholes option pricing model assuming a volatility of 80 percent, risk free interest rate of 4.95 percent and expected term of one year.

In connection with the placement, the Company granted a consultant rights to purchase 375,000 units under the same terms as the private placement for a period of one year from the date of the placement. The value of these units, recorded as issue costs (noted in v below), was determined using the Black-Scholes option pricing model.

(v)

Included in issue costs of the private placements is $1,514,051 of fees paid in cash, $190,000 representing the fair value of 655,848 share purchase warrants issued and $178,400 representing the fair value of 180,000 units (note iii) and 375,000 units (note iv) issued in connection with the financings.

(vi)

In March 2007, the Company entered into an agreement with a consultant to provide advisory services. The consideration for the advisory services was 750,000 common shares of the Company, of which 375,000 were issued during the period ended April 30, 2007 and 375,000 were issued during the year ended April 30, 2008. The value of the common shares was based on the cash consideration received for private placements of shares around the issuance date.

(vii)

On May 15, 2008, MegaWest closed a private placement financing whereby 26,750,000 common shares were issued for gross proceeds of $16,050,000. Expenses paid in conjunction with this financing were $1,013,000.

(viii)	On June 20, 2008, MegaWest issued 7,412,559 common shares on the conversion of the convertible promissory notes (see note 7).

(ix)

Subsequent to April 30, 2008, the Company has issued 585,247 common shares on the cashless exercise of 700,000 warrants, 1,200,000 common shares on the cash exercise of warrants, 415,000 shares as compensation for consulting services, and 1,325,000 shares to employees for performance bonuses.

MegaWest Energy Corp (an exploration stage company)
Notes to the Consolidated Financial Statements
For the years ended April 30, 2008, 2007 and 2006
(in Canadian dollars unless otherwise indicated)

11.	Warrants:

Each of the Company’s warrants entitles the holder to acquire one common share. The following table summarizes the changes in warrants during the years ended April 30, 2008 and 2007:

	Number of
	Warrants	Amount
Outstanding, April 30, 2006	-	$-
Incentive warrants issued (i)	19,500,000	-
Incentive warrants (9,000,000) vested on Kentucky acquisition (i)	-	9,372,231
Consulting warrants issued (ii)	6,000,000	1,600,800
Granted in January 2007 private placement (note 10 (ii))	4,212,500	283,000
Granted in March 2007 private placement (note 10 (iii))	14,380,123	3,446,000
Outstanding, April 30, 2007	44,092,623	14,702,031
Incentive warrants (10,000,000) vested on Montana acquisition (i)	-	8,810,850
Extension of warrant term (i)	-	55,571
Extension of warrant term (iii)	-	2,466,000
Warrants issued for Montana property (iv)	250,000	45,707
Incentive warrants exercised, transfer to share capital	(6,925,000)	(6,189,622)
Warrants issued on exercise of unit rights (note 10 (ii))	90,000	45,000
Outstanding, April 30, 2008	37,507,623	$19,935,537

The following table summarizes the warrants outstanding as of April 30, 2008:

	Warrants Outstanding			Warrants Vested
		Weighted Ave.	Weighted Ave.		Weighted Ave.
Warrant Type	Number	Remaining Life	Exercise Price	Number	Exercise Price
Incentive (i)	12,575,000	0.7 years	U.S. $0.10	12,075,000	U.S. $0.10
Consulting (ii)	6,000,000	0.7 years	U.S. $0.50	6,000,000	U.S. $0.50
Private Placement (iii)	4,302,500	0.2 years	U.S. $1.00	4,302,500	U.S. $1.00
Private Placement (iii)	14,380,123	0.3 years	U.S. $1.30	14,380,123	U.S. $1.30
Purchase (iv)	250,000	1.0 years	U.S. $2.50	250,000	U.S. $2.50
	37,507,623	0.5 years	U.S. $0.74	37,007,623	U.S. $0.75

(i)

The incentive warrants were issued in an effort to secure additional non-conventional oil and gas prospects. The warrants allow the holders to purchase common shares from MegaWest at an exercise price of U.S.$0.10 per share. The warrants were to expire December 20, 2007, however the Company extended the term of the warrants to January 15, 2009. The estimated incremental fair value of the warrant extension recorded was determined using the Black-Scholes option pricing model.

In April 2007, 9,000,000 warrants vested on the Kentucky Reserves acquisition (note 4(b)), and in October 2007 10,000,000 warrants vested on the Montana Big Sky acquisition (note 3(e)). The remaining 500,000 warrants will vest if the holder brings a project of merit to the Company that has an economic value of at least U.S.$1.00 per share.

(ii)	The consulting warrants were issued to various investor relations and other contractors. The consulting warrants vest on grant date, and expire on January 5, 2009.

(iii)

The private placement warrants were issued in conjunction with the private placements completed in January and March of 2007. The warrants were to expire on January 5 and March 1, 2008, respectively. On December 14, 2007 the Company extended the term of these warrants to July 5 and August 28, 2008, respectively and as a result, recorded a financing cost in the amount of $2,466,000. The estimated incremental fair value of the warrant extension was determined using the Black-Scholes option pricing model. Subsequent to year end, all of the private placement warrants expired unexercised and $3,729,000 was transferred from warrants to contributed surplus.

MegaWest Energy Corp (an exploration stage company)
Notes to the Consolidated Financial Statements
For the years ended April 30, 2008, 2007 and 2006
(in Canadian dollars unless otherwise indicated)

(iv)	The purchase warrants were issued in conjunction with the Montana asset purchase in October 2007. The warrants expire on April 24, 2009.

12.	Contributed Surplus:

The following table summarizes the changes in warrants during the years ended April 30, 2008 and 2007:

Amount
Balance, April 30, 2006	$168,750
Shares and warrants as issue costs from March 2007 private placement (note 10 (iv))	368,400
Stock-based compensation expense	1,863,448
Transfer to share capital on exercise of 500,000 stock options	(35,000)
Balance, April 30, 2007	2,365,598
Stock-based compensation expense	1,065,860
Transfer to share capital on exercise of 1,025,000 stock options	(195,714)
Transfer to share capital on exercise of 180,000 unit rights	(36,000)
Transfer to warrants on exercise of 180,000 unit rights	(45,000)
Balance, April 30, 2008	$3,154,744

13.	Stock Options:

MegaWest had two stock option plans, one intended for Canadian employees (the "2004 plan") and one for U.S. employees (the "2007 plan"). The number of shares reserved for issuance in aggregate under both plans was limited to 20 percent of the issued and outstanding common shares of MegaWest. The exercise price, term and vesting schedule of stock options granted are set by the board of directors at the time of grant. Stock options granted under the plans can be exercised on a cashless basis, whereby the employee receives a lesser amount of shares in lieu of paying the exercise price based on the quoted market price of the shares on the exercise date.

The following table summarizes the changes in stock options outstanding during the years ended April 30, 2008 and 2007:

	Number of	Weighted Avg.
	Options	Exercise Price
Outstanding, April 30, 2006	302,500	U.S. $0.15
Expired	(302,500)	0.15
Granted	10,169,000	0.59
Exercised	(500,000)	0.10
Outstanding, April 30, 2007	9,669,000	U.S. $0.62
Expired	(114,000)	0.67
Forfeited	(450,000)	0.67
Granted	1,570,000	1.65
Exercised	(1,025,000)	0.24
Outstanding, April 30, 2008	9,650,000	U.S. $0.81

MegaWest Energy Corp (an exploration stage company)
Notes to the Consolidated Financial Statements
For the years ended April 30, 2008, 2007 and 2006
(in Canadian dollars unless otherwise indicated)

The following table summarizes information about the options outstanding and exercisable at April 30, 2008:

	Options Outstanding			Options Vested
		Weighted Ave.	Weighted Ave.		Weighted Ave.
Exercise Price	Options	Remaining Life	Exercise Price	Options	Exercise Price
U.S.$0.10	750,000	3.6 years	U.S. $ 0.10	750,000	U.S. $ 0.10
U.S.$0.50	4,892,500	2.8 years	$0.50	3,790,000	$0.50
U.S.$0.89	300,000	3.8 years	$0.89	-	-
U.S.$1.00	2,187,500	3.2 years	$1.00	1,477,500	$1.00
U.S.$1.57 - $2.25	1,520,000	3.5 years	$1.86	481,250	$2.03
	9,650,000	3.1 years	U.S. $0.81	6,498,750	U.S. $0.68

For the year ended April 30, 2008, the Company recorded $1,065,859 (2007 - $1,863,448; 2006 - $nil) of stock-based compensation expense related to stock options with a corresponding increase in contributed surplus. The fair value of the options granted in the years ending April 30 was determined using the Black-Scholes option pricing model with the following assumptions:

	2008	2007	2006
Fair value of options granted, per option	$0.37	$0.41	$-
Expected volatility	80%	80%	-
Risk-free interest rate	4.58%	5.04	-
Expected lives	4 years	4 years	-
Forfeiture	20%	20%	-

On June 5, 2008, the Company’s board of directors amended and restated to the stock option plans to allow the issue of other equity instruments (stock appreciation rights). The amended incentive plans specify that the number of common shares reserved for issuance under the plans is ten percent of the issued and outstanding common shares and to date, only stock options remain outstanding under the equity plans.

In addition, subsequent to April 30, 2008, the Company has granted 2,369,500 stock options to certain employees and directors with a four year term at exercise prices ranging from U.S$0.42 to U.S.$0.62 per share.

14.	General and Administrative Expenses:

General and administrative expenses for the years ended April 30 consisted of:

	2008	2007	2006
Stock-based compensation:
Stock options	$1,065,860	$1,863,448	$-
Shares to be issued for services	806,000	-	-
Shares issued for services	394,900	434,900	-
Consulting warrants	-	1,600,800	-
Less: capitalized portion	(360,880)	-	-
	1,905,880	3,899,148	-

Salaries and benefits	2,703,669	1,171,885	-
Professional fees	720,248	229,111	83,720
Investor relations	627,091	100,097	-
Office and operations	936,734	272,952	20,881
Information technology	141,126	27,101	-
Less: capitalized portion	(1,061,353)	(176,600)	-
	4,067,515	1,624,546	104,601

	$5,973,395	$5,523,694	$104,601

MegaWest Energy Corp (an exploration stage company)
Notes to the Consolidated Financial Statements
For the years ended April 30, 2008, 2007 and 2006
(in Canadian dollars unless otherwise indicated)

15.	Income taxes:

Income tax expense differs from the amount that would be computed by applying the Canadian federal and provincial statutory income tax rates to the loss for the year as follows:

	2008	2007	2006

Loss for the year	$(17,903,023)	$(6,893,052)	$(222,945)

Statutory tax rate	32.7%	34.5%	37.6%

Expected income tax recovery	(5,854,289)	(2,378,103)	(83,827)
Increase (decrease) resulting from:
Non-deductible stock-based compensation	623,223	1,345,200	-
Non-deductible financing cost	806,382	-	-
Other non-deductibles	129,904	-	-
Change in future tax rates	983,980	-	-
Change in valuation allowance	3,310,800	1,032,903	83,827
	$-	$-	$-

The components of the April 30 net future income tax asset and liability, after applying corporate income tax rates, are as follows:

	2008	2007
Net future income tax asset:
Oil and gas and administrative assets	$14,009,000	$12,509,300
Operating losses	1,493,000	636,000
Share issue costs	363,000	436,700
Unrealized loss on marketable securities	554,900	-
Unrealized foreign exchange loss	936,900	464,000
	17,356,800	14,046,000
Less: valuation allowance	(17,356,800)	(14,046,000)
	$-	$-

The Company has accumulated operating losses which expire over the following years:
2009	$48,867
2010	60,060
2011	157,207
2012	74,847
2013	118,417
Thereafter	5,635,381
Total	$6,094,779

The Company’s income tax filings are subject to audit by taxation authorities in Canada and the United States, which may result in the payment of income taxes and/or a decrease in its operating losses available for carry-forward in those jurisdictions. While the Company believes its tax filings do not include uncertain tax positions the results of potential audits or the effect of changes in tax law cannot be ascertained at this time.

No amounts have been recorded in the financial statements related to the above mentioned uncertain tax positions as management has determined the likelihood on an unfavorable outcome to the Company to be low.

MegaWest Energy Corp (an exploration stage company)
Notes to the Consolidated Financial Statements
For the years ended April 30, 2008, 2007 and 2006
(in Canadian dollars unless otherwise indicated)

16.	Per Share Amounts:

There is no change between the basic and diluted per share amounts as the effects of stock options, warrants and convertible promissory notes are anti-dilutive.

17.	Supplemental Cash Flow Information:

				From Exploration
	Years ended April 30			Stage Inception on
				November 1, 2006
				through April 30,
	2008	2007	2006	2008

Non-Cash investing activities
Common shares issued for properties	$5,987,225	$6,062,825 $	-	$12,050,050
Exchange shares issued for properties	-	9,660,497	-	9,660,497
Warrants granted for properties	45,707	-	-	45,707
Incentive warrants vested on property
acquisition	8,810,850	9,372,231	-	18,183,081
Capitalized stock-based compensation	360,880	-	-	360,880

Non-Cash financing activities
Common shares issued on debt settlement	-	165,700	-	165,700
Common shares issued on cashless
exercise of options and warrants	6,421,337	35,000	-	6,456,337
Common shares issued for services	394,900	434,900	-	829,800
Common shares issued on conversion of
exchange shares	9,556,567	-	-	9,556,567

Cash interest paid (received)	712,763	263,125	-	975,888
Cash taxes paid	-	-	-	-

Components of Cash and Cash Equivalents
Cash deposits	$5,159,927	$26,328,951
Restricted cash	457,965	341,250

18.	Related Party Transactions:

The Company incurred the following related party transactions during the years ended April 30, 2008 and 2007 not otherwise disclosed. These transactions were measured at the exchange amount, which is the amount agreed upon by the transacting parties.

(a)

The Chief Financial Officer ("CFO") is affiliated with a company that assisted MegaWest in completing private placement financings in December 2006 through March 2007 and that provides the Company with ongoing administrative services. For the year ended April 30, 2008 the Company paid $211,474 (2007 - $75,000; 2006 - $nil) for these services.

(b)

During the year ended April 30, 2008, the Company paid $624,900 (2007 - $813,407; 2006 - $nil) in aggregate for salaries to the Chief Executive Officer, Chief Operating Officer and CFO for compensation in the form of salaries and bonuses.

	(c)	During the year ended April 30, 2007, the Company completed three acquisitions that were considered related party transactions as described in note 4.

	(d)	During the year ended April 30, 2007, the Company incurred $87,608 (2006 - $26,797) in general and administrative costs to entities controlled by former directors.

MegaWest Energy Corp (an exploration stage company)
Notes to the Consolidated Financial Statements
For the years ended April 30, 2008, 2007 and 2006
(in Canadian dollars unless otherwise indicated)

(e)	During the year ended April 30, 2007, the Company incurred $5,463 (2006 - $nil) in consulting fees to a current director of the Company.

19.	Financial Instruments:

The Company is exposed to foreign currency fluctuations as it has cash, short-term deposits and accounts payable denominated in U.S. dollars. In addition, a significant portion of the Company's operating activities are conducted in U.S. dollars. There are no exchange rate contracts in place. In addition, the Company is exposed to interest rate risk on its convertible promissory notes.

At April 30, 2008, the fair value of the Company's financial instruments, including cash and cash equivalents, accounts receivable, and accounts payable and accrued liabilities approximate their carrying values due to their short terms to maturity. The fair values of the convertible promissory notes were estimated to be $2,850,000. The fair value was determined using the Black-Scholes option pricing model at April 30, 2008.

20.	Commitments and Contractual Obligations:

	(a)	Contractual Obligations:

As part of the acquisition of Kentucky Reserves (see note 3(c)), the Company is obligated to spend U.S. $15,000,000 on the project by October 2009. In the event the Company does not complete this work program, the Company is obligated to pay 37.5 percent of the unspent balance to its joint venture partner. As at April 30, 2008, the Company has incurred approximately $3 million towards this obligation.

As part of the Deerfield Kansas acquisition (see note 3(a)), MegaWest is obligated to pay a net revenue interest up to a maximum of U.S. $750,000 on net revenues generated from the Chetopa project. The net revenue interest becomes payable after the Company recovers 100 percent of its capital and operating costs, and will be paid quarterly from 25 percent of the project's net revenues.

Subsequent to year end, the Company entered into a contract with a natural gas supply company whereby MegaWest has paid a $600,000 deposit to bring natural gas infrastructure to its Missouri projects. The deposit is refundable to the Company over ten years based on the amount of natural gas used each year. In addition, subsequent to year end, the Company entered into a contract to purchase four used steam generators for $680,000.

	(b)	Office and Equipment Leases:

The Company is committed to office and equipment leases over the upcoming fiscal years as follows:

2009	$316,620
2010	306,620
2011	286,620
2012	282,840
2013	298,056
Thereafter	197,615
Total	$1,688,371

(c)	Severance Obligations:

Pursuant to employment agreements with three senior officers, the Company is obligated to pay up to $688,000 under certain events around employment termination.

MegaWest Energy Corp (an exploration stage company)
Notes to the Consolidated Financial Statements
For the years ended April 30, 2008, 2007 and 2006
(in Canadian dollars unless otherwise indicated)

21.	Segmented Information:

MegaWest presently has one reportable business segment, that being oil and gas exploration and development. MegaWest’s corporate and administrative operations are carried on in Canada, while all of the oil and gas properties and operations are located in the United States.

	Year Ended April 30, 2008
	Canada	USA	Consolidated
Interest income	$712,763	$-	$712,763

General and administrative	5,910,730	62,665	5,973,395
Impairment of oil and gas assets	-	5,891,223	5,891,223
Foreign currency loss	1,935,473	-	1,935,473
Financing costs	2,466,000	-	2,466,000
Loss on marketable securities	2,094,000	-	2,094,000
Accretion on promissory notes	175,743	-	175,743
Depreciation and accretion	66,910	13,042	79,952
Net loss	(11,936,093)	(5,966,930)	(17,903,023)

Oil and gas assets	775,574	41,460,741	42,236,315
Administrative assets	303,157	-	303,157

Oil and gas asset additions	767,081	26,604,102	27,371,183
Administrative asset additions	241,326	-	241,326

	Year Ended April 30, 2007
	Canada	USA	Consolidated
Interest income	$263,125	$-	$263,125

General and administrative	5,520,686	3,008	5,523,694
Foreign currency loss	1,548,840	-	1,548,840
Accretion on promissory notes	71,270	-	71,270
Deprecation and accretion	2,372	10,001	12,373
Net loss	(6,880,043)	(13,009)	(6,893,052)

Oil and gas assets	8,493	20,747,862	20,756,355
Administrative assets	128,741	-	128,741

Oil and gas asset additions	8,493	20,747,862	20,756,355
Administrative asset additions	131,113	-	131,113

All costs incurred prior to the Company changing to focus to oil and gas exploration, in November 2006, were incurred in Canada.

22.	Comparative Figures:

Certain comparative figures have been reclassified to conform to current period presentation.

INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS AUDIT REPORT ON RECONCILIATION TO UNITED STATES GAAP

To the Board of Directors of MegaWest Energy Corp.

We have audited the accompanying consolidated balance sheets of MegaWest Energy Corp. as of April 30, 2008 and 2007 and the consolidated statements of operations and deficit, comprehensive loss and accumulated other comprehensive loss and cash flows for the years ended April 30, 2008 and 2007, which are included in the Annual Report on Form 20-F. In connection with our audits of the aforementioned consolidated financial statements, we also have audited the related supplemental note entitled “Reconciliation to United States GAAP” included in Form 20-F. This supplemental note is the responsibility of the Company’s management. Our responsibility is to express an opinion on this supplemental note based on our audits.

In our opinion, such supplemental note, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

KPMG LLP
Calgary, Canada
August 28, 2008

COMMENTS BY INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS ON CANADA –UNITED STATES OF AMERICA REPORTING DIFFERENCES

The standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph when the financial statements are affected by conditions and events that cast substantial doubt on the company's ability to continue as a going concern, such as those described in note 1 to the consolidated financial statements. Although we conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States), our reports to the board of directors and shareholders dated August 28, 2008 is expressed in accordance with Canadian reporting standards which do not permit a reference to such conditions and events in the auditors' report when these are adequately disclosed in the financial statements.

KPMG LLP
Calgary, Canada
August 28, 2008

MegaWest Energy Corp (an exploration stage company)
Reconciliation to U.S. GAAP as at April 30, 2008 and 2007 and for the years ended April 30, 2008, 2007 and 2006 (in
Canadian dollars unless otherwise indicated)

The consolidated financial statements of the Company have been prepared in accordance with GAAP as applied in Canada. For the years ended April 30, 2008 and 2007, Canadian GAAP conforms in all material respects with U.S. GAAP except for certain matters, detailed in the following.

(a) Consolidated Balance Sheets:

Assets as at April 30, 2008
Oil and Gas
Assets	Assets
Canadian GAAP:	$42,236,315
Adjustments for:
Measuring oil and gas assets at exchange amounts for related party
acquisitions (ii)	17,257,043
Oil and gas assets on acquisitions (iii)	32,374,953
Additional capitalized stock-based compensation (vi)	802,969
U.S. GAAP	$92,671,280

Assets as at April 30, 2007
	Marketable	Oil and Gas
Assets	Securities	Assets
Canadian GAAP:	$1,851,960	$20,756,355
Adjustments for:
Measuring oil and gas assets at exchange amounts for related party
acquisitions (ii)	-	11,408,638
Oil and gas assets on acquisitions (iii)	-	33,719,103
Marketable securities to fair value (iv)	242,040	-
U.S. GAAP	$2,094,000	$65,884,096

MegaWest Energy Corp (an exploration stage company)
Reconciliation to U.S. GAAP as at April 30, 2008 and 2007 and for the years ended April 30, 2008, 2007 and 2006 (in
Canadian dollars unless otherwise indicated)

Liabilities and Equity as at April 30, 2008
						Accumulated
		Equity portion				(Deficit)
	Convertible	of convertible				from	Accumulated Other
	promissory	promissory	Contributed			exploration	Comprehensive
	notes	notes	surplus	Share capital	Warrants	stage	Income

Canadian GAAP:	$1,828,779	$120,566	$3,154,744	$63,849,504	$19,935,537	$(41,753,959)	$-
Adjustments for:
Re-class deficit adjustment
on related party
acquisitions (ii)	-	-	-	-	-	17,257,043	-
Property acquisitions (iii)	-	-	-	11,029,204	21,345,749	-	-
Comprehensive income (iv)	-	-	-	-	-	-	242,040
Comprehensive loss (iv)	-	-	-	-	-	-	(242,040)
Re-class convertible note (v)	120,566	(120,566)	-	-	-	-	-
Stock-compensation
transactions (vi)	-	-	7,971,554	875,118	4,802,400	-	-
Value of warrants on private
placements (vii)	-	-	1,604,600	(10,657,600)	9,053,000	-	-
Re-measure exchange shares
at April 30, 2007 (viii)	-	-	-	-	-	20,115,266	-
Transfer on stock option
exercise (ix)	-	-	(1,278,614)	1,278,614	-	-	-
Transfer on warrant exercise
(ix)	-	-	-	(5,033,319)	5,033,319	-	-

Transfer on unit exercise (ix)	-	-	(213,300)	213,300	-	-	-
Net loss adjustments for year
ended April 30, 2007 (v)	(28,695)	-	-	-	-	(11,219,710)	-
Net loss adjustments for year
ended April 30, 2008 (v)	(70,757)	-	-	-	-	(1,526,941)	-

U.S. GAAP	$1,849,893	$-	$11,238,984	$61,554,821	$60,170,005	$(17,128,301)	$-

MegaWest Energy Corp (an exploration stage company)
Reconciliation to U.S. GAAP as at April 30, 2008 and 2007 and for the years ended April 30, 2008, 2007 and 2006 (in
Canadian dollars unless otherwise indicated)

Liabilities and Equity as at April 30, 2007
		Equity			Equity
		portion of		Liability	(Temporary)			Accumulated	Accumulated
	Convertible	convertible		Portion of	portion of			Retained	Other
	promissory	promissory	Contributed	Exchange	Exchange	Share		Earnings	Comprehensive
	notes	notes	surplus	Shares	shares	capital	Warrants	(Deficit)	Income

Canadian GAAP:	$1,867,387	$120,566	$2,365,598	$1,061,055	$8,599,442	$41,168,088	$14,702,031	$(18,807,207)	$-
Adjustments for:
Re-class deficit
adjustment on related
party acquisitions (ii)	-	-	-	-	-		-	17,257,043	-
Property Acquisitions
(iii)	-	-	-	-	11,515,824	8,176,104	14,027,175	-	-
Comprehensive income
(iv)	-	-	-	-	-	-	-	-	242,040
Re-class convertible note
(v)	120,566	(120,566)	-	-	-	-	-	-	-

Stock-compensation
transactions (vi)	-	-	10,651,013	-	-	597,392	-	-	-
Value of warrants on
private placements
(vii)	-	-	1,604,600	-	-	(10,657,600)	9,053,000	-	-
Re-class liability portion
of exchange shares
(viii)	-	-	-	(1,061,055)	1,061,055	-	-	-	-

Re-measure of exchange
shares (viii)	-	-	-	-	(20,115,266)	-	-	20,115,266	-

Transfer on stock option
exercise (ix)	-	-	(430,000)	-	-	430,000	-	-	-
Net loss adjustments for
year ended April 30,
2007	(28,695)	-	-	-	-	-	-	(11,219,710)	-

U.S. GAAP	$1,959,258	$-	$14,191,211	$-	$1,061,055	$39,713,984	$37,782,206	$7,345,392	$242,040

For the year ended April 30, 2006, Canadian GAAP conforms in all material respects with U.S. GAAP.

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

In the ceiling test evaluation for U.S. GAAP purposes, under Regulation S-X, future net cash flows from proved reserves using period-end, non-escalated prices and costs, are discounted to present value at 10 percent per annum plus the value of unproved properties is compared to the carrying value of oil and gas assets. There is no GAAP difference related to this matter for the year ended April 30, 2008 and 2007.

(ii)

There is a difference in the measurement basis used to record related party transactions under Canadian GAAP compared to U.S. GAAP when the transacting entities are not under common control. Under Canadian GAAP, related party transactions are recorded at their carrying amounts unless independent evidence exists to support the

MegaWest Energy Corp (an exploration stage company)
Reconciliation to U.S. GAAP as at April 30, 2008 and 2007 and for the years ended April 30, 2008, 2007 and 2006 (in
Canadian dollars unless otherwise indicated)

exchange amount. Since independent evidence did not exist for the exchange amounts of the related party acquisitions of Trinity, Deerfield Missouri and the assets of Deerfield Kansas, they were recorded at their carrying amounts. Under U.S. GAAP, only related party transactions between transacting entities under common control are recorded at their carrying amount. Since common control did not exist between MegaWest and Trinity, Deerfield Missouri and Deerfield Kansas, these acquisitions were recorded at their exchange amounts. As a result, the difference between the carrying amount and exchange amount of $17,257,043 at April 30, 2008 and $11,408,638 at April 30, 2007 is re-classified from deficit under Canadian GAAP to oil and gas assets under U.S. GAAP.

(iii)

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

As a result of this GAAP difference, the amount recorded for oil and gas asset acquisitions is higher under U.S. GAAP when the consideration given includes common shares or warrants. The following adjustments were made to the acquisitions below:

	Equity
	Portion of
	Exchange	Common
	Shares	Shares	Warrants	Total

Kentucky Reserves	$-	$7,792,875	$14,027,175	$21,820,050
Trinity Sands	11,515,824	-	-	11,515,824
Assets of Chetopa Kansas	-	383,229	-	383,229
April 30, 2007	11,515,824	8,176,104	14,027,175	33,719,103
Deerfield Missouri	-	2,493,275	-	2,493,275
Montana	-	359,825	7,328,274	7,688,099
Kentucky Reserves	-	-	(9,700)	(9,700)
Impairment of Trinity Sands oil and gas
assets	(11,515,824)	-	-	(11,515,824)
April 30, 2008	$-	$11,029,204	$21,345,749	$32,374,953

In January 2008, the Company’s market for the shares became active and liquid. As a result, this GAAP difference will no longer be applicable to future share based transactions.

(iv)

For the year ended April 30, 2007 there was a difference in the carrying amounts of marketable securities under Canadian GAAP compared to U.S. GAAP. Under Canadian GAAP, marketable securities were recorded at the lower of cost or market value, and were not re-measured unless an impairment of carrying amount occurred. Under U.S. GAAP, marketable securities available for sale are recorded and re-measured at each balance sheet date at their fair value. At April 30, 2007 under U.S. GAAP the Company recorded a $242,040 unrealized gain on marketable securities as a component of other comprehensive income. During the year ended April 30, 2008, the value of these marketable securities declined, and the Company recognized a comprehensive loss of $242,000.

On May 1, 2007, after the adoption of new Canadian accounting standards for financial instruments, this GAAP difference no longer exists.

MegaWest Energy Corp (an exploration stage company)
Reconciliation to U.S. GAAP as at April 30, 2008 and 2007 and for the years ended April 30, 2008, 2007 and 2006 (in
Canadian dollars unless otherwise indicated)

(v)

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

(vi)

The fair value of the Company's stock compensation transactions was estimated using the Black-Scholes options pricing model. One of the assumptions used in the Black-Scholes model is the market price of the underlying share on the grant date. As a result of the GAAP difference on the fair value of the Company's shares described in (iii), the stock compensation transactions have a different fair value input under Canadian GAAP compared to U.S. GAAP. Under Canadian GAAP, the fair value of the Company's shares was based on recent arm's length transactions, including recent private placements. Under U.S. GAAP, the quoted OTC exchange price is used.

This results in the GAAP differences for the following stock-based transactions:

	Canadian		GAAP
Year ended April 30, 2008	GAAP	U.S. GAAP	Adjustment
Compensation cost on stock options	$1,065,859	$3,188,800	$2,122,941
Compensation cost on common shares	394,900	672,626	277,726
Adjustment to contributed surplus	1,460,759	3,861,426	2,400,667
Capitalized stock-based compensation	(360,880)	(1,163,849)	(802,969)
Adjustment to net loss	$1,099,879	$2,697,577	$1,597,698

	Canadian		GAAP
Year ended April 30, 2007	GAAP	U.S. GAAP	Adjustment
Compensation cost on stock options	$1,863,448	$7,712,061	$5,848,613
Compensation cost on consulting warrants	1,600,800	6,403,200	4,802,400
Adjustment to contributed surplus	3,464,248	14,115,261	10,651,013
Shares issued to settle debt	-	597,392	597,392
Adjustment to 2007 net loss	$3,464,248	$14,712,653	$11,248,405

In January 2008, the Company’s market for the shares became active and liquid. As a result, this GAAP difference will no longer be applicable to future share based transactions.

(vii)

The value ascribed to the share purchase warrants issued in connection with the unit private placements is adjusted under U.S. GAAP, as the OTC exchange quoted price is used for the market price input in the option pricing model. This results in an adjustment of $9,053,000 from share capital to warrants and $1,604,600 million from share capital to contributed surplus for the stock-based issue costs.

In January 2008, the Company’s market for the shares became active and liquid. As a result, this GAAP difference will no longer be applicable to future share based transactions.

(viii)

There is a difference in the classification and remeasurement of exchange shares under Canadian GAAP compared to U.S. GAAP. Under Canadian GAAP, the exchange shares are split between the equity and liability components.

MegaWest Energy Corp (an exploration stage company)
Reconciliation to U.S. GAAP as at April 30, 2008 and 2007 and for the years ended April 30, 2008, 2007 and 2006 (in
Canadian dollars unless otherwise indicated)

The equity component of the exchange shares is valued using an option pricing model and classified as shareholders' equity. The residual amount is classified as a liability at its fair value.

Under U.S. GAAP, the exchange shares components are not separated, rather they are accounted for as temporary equity. The exchange shares are measured at fair value on issuance and for each reporting period, the exchange shares are remeasured to their redemption value, and the resulting difference is recognized as an adjustment to retained earnings (deficit).

(ix)

As a result of the higher stock compensation cost as described in (vi), when stock options and warrants are exercised, there will be an adjustment under U.S. GAAP related to the transfer from contributed surplus and warrants to share capital.

During the year ended April 30, 2008; 1,025,000 options were exercised resulting in an additional $1,278,614 transferred to share capital from contributed surplus, 6,925,000 warrants were exercised resulting in an additional $5,033,319 transferred to share capital from warrants and 180,000 unit rights were exercised resulting in an additional $213,300 share capital from contributed surplus.

During the year ended April 30, 2007, 500,000 options were exercised resulting in an additional $430,000 transferred to share capital from contributed surplus.

(x)

As at April 30, 2008, accounts payable and accrued liabilities consisted of trade payables of $388,064 (2007 - $246,978), salary and bonus accrual of $876,000 (2007 - $401,029), operational accruals of $423,711 (2007 - $615,185) and sales tax accruals of $nil (2007 - $38,448).

(b) Consolidated Statement of Operations:

The application of U.S. GAAP has the effects on the following consolidated statement of operations for the years ended April 30 as follows:

	Years Ended April 30
	2008		2007
		Net Loss		Net Loss
	Net Loss	per Share	Net Loss	per Share
Canadian GAAP Loss:	$(17,903,023)	$(0.23)	$(6,893,052)	$(0.31)
Adjustments for:
Reduced interest expense on convertible
promissory notes (v)	70,757	0.01	28,695	0.01
Stock-based compensation expense on
stock options (vi)	(2,122,941)	(0.03)	(11,248,405)	(0.51)
Less capitalized stock-based
compensation expense	802,969	0.01	-	-
Stock-based compensation on shares
issued for services (viii)	(277,726)	(0.01)	-	-
U.S. GAAP Loss	$(19,429,964)	$(0.24)	$(18,112,762)	$(0.81)
Adjustment affecting comprehensive income
under U.S. GAAP:
Unrealized gain (loss) on marketable
securities (iv)	(242,040)		242,040
U.S. GAAP Comprehensive Loss	$(19,672,004)		$(17,870,722)

There were no differences between Canadian GAAP and U.S. GAAP during the year ended April 30, 2006.

MegaWest Energy Corp (an exploration stage company)
Reconciliation to U.S. GAAP as at April 30, 2008 and 2007 and for the years ended April 30, 2008, 2007 and 2006 (in
Canadian dollars unless otherwise indicated)

(c)

Recent Developments in US GAAP:

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141 (revised 2007), “Business Combinations” (“SFAS No. 141(R)”) and Statement of Financial Accounting Standards No. 160, “Noncontrolling Interests in Consolidated Financial Statements” (“SFAS No. 160”). Effective for fiscal years beginning after December 15, 2008, the standards will improve, simplify, and converge internationally the accounting for business combinations and the reporting of noncontrolling interests in consolidated financial statements. SFAS 141(R) requires the acquiring entity in a business combination to recognize all (and only) the assets acquired and liabilities assumed in the transaction; establishes the acquisition date fair value as the measurement objective for all assets acquired and liabilities assumed; and requires the acquirer to disclose to investors and other users all of the information they need to evaluate and understand the nature and financial effect of the business combination. SFAS 160 requires all entities to report noncontrolling (minority) interests in subsidiaries in the same way as equity in the consolidated financial statements. Management is currently evacuating the impact of the adoption of these new standards on its financial statements.

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

In March 2008, the FASB issued SFAS 161, Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133. This Statement requires enhanced disclosures about an entity’s derivative and hedging activities and thereby improves the transparency of financial reporting. Disclosing the fair values of derivative instruments and their gains and losses in a tabular format provides a more complete picture of the location in an entity’s financial statements of both the derivative positions existing at period end and the effect of using derivatives during the reporting period. Entities are required to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under Statement 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance and cash flows. We are currently evaluating the impact of adopting SFAS 161.

In May 2008, the FASB issued Statement No. 162, The Hierarchy of Generally Accepted Accounting Principles (“SFAS 162”). FAS 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with GAAP. SFAS 162 directs the GAAP hierarchy to the entity, not the independent auditors, as the entity is responsible for selecting accounting principles for financial statements that are presented in conformity with GAAP. SFAS 162 is effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board amendments to remove the GAAP hierarchy from the auditing standards. We are currently evaluating the impact of adopting SFAS 162.

ITEM 19.	Exhibits

Exhibits Required by Form 20-F.

Exhibit
Number	Description
1.1	Certificate of Incorporation – British Columbia (1)
1.2	Notice of Articles – British Columbia (2)
1.3	Certificate of Name Change – British Columbia (2)
1.4	Articles – British Columbia (2)
1.5	Certificate of Continuance – Alberta (6)
1.6	Articles of Continuance – Alberta (6)
1.70	By-law No. 1 – Alberta (6)
4.1	Form of Subscription Agreement entered into with various subscribers in December 2006: (2)
4.2	Form of Subscription Agreement entered into with various subscribers in December 2006: (2)
4.3	Employment Agreement dated December 15, 2006 with R. William Thornton (2)
4.4	Letter of Intent dated December 20, 2006 with Deerfield Energy LLC (2)
4.5	Assumption and Loan Conversion Agreement dated December 20, 2006 with Agosto Corporation Limited and Deerfield Energy LLC (2)
4.6	First Supplemental Agreement to Assumption and Loan Conversion Agreement dated December 20, 2006 with Agosto Corporation Limited and Deerfield Energy LLC (2)
4.7	Letter of Intent dated December 20, 2006 with Trinity Sands Energy LLC (2)
4.8	Assumption and Loan Conversion Agreement dated December 20, 2006 with Agosto Corporation Limited and Trinity Sands Energy LLC (2)
4.9	First Supplemental Agreement to Assumption and Loan Conversion Agreement dated December 20, 2006 with Agosto Corporation Limited and Trinity Sands Energy LLC (2)
4.10	Form of Warrant Issuance Agreement dated December 20, 2006 entered into with: (2)
Gladrock Energy LLC Endurance Energy Consulting Ltd. 1187016 Alberta Ltd.

Exhibit
Number	Description
4.11	Form of Debt Settlement and Subscription Agreement dated December 21, 2006 entered into with: (2)
Karkrash Holdings Ltd. Carob Management Ltd. Brian Hanson Roy Brown Amisano Hanson
4.12	Canadian Stock Option Plan dated August 24, 2004, amended and restated February 19, 2007 and August 9, 2007 (3)
4.13	U.S. Stock Option Plan dated January 5, 2007 (3)
4.14	Form of Subscription Agreement entered into with various subscribers in January and February 2007 (2)
4.15	Form of Subscription Agreement entered into with various subscribers in January and February 2007 (2)
4.16	Form of Subscription Agreement entered into with various subscribers in March 2007 (2)
4.17	Form of Subscription Agreement entered into with various subscribers in March 2007 (2)
4.18	Asset Purchase Agreement dated March 26, 2007 with Deerfield Energy Kansas Corp. (2)
4.19	Membership Unit Purchase Agreement dated March 26, 2007 with the members of Deerfield Energy LLC (3)
4.20	Membership Unit Purchase Agreement dated April 2, 2007 with the members of Kentucky Reserves, LLC (3)
4.21	Membership Unit Purchase Agreement dated April 25, 2007 with the members of Trinity Sands Energy LLC (3)
4.22	Escrow Agreement dated April 5, 2007 with the unit holders of Deerfield Energy LLC and Clark Wilson LLP (3)
4.23	Consulting Agreement dated as of February 15, 2007 with Mercury Capital Inc. (3)
4.24	Employment Agreement with George T. Stapleton, II (3)
4.25	Employment Agreement with George Orr (3)
4.26	Warrant Certificate dated February 28, 2007 for 375,000 units at US$1.30 evidencing Rights Agreement entered into with PowerOne Capital Markets Limited (3)
4.27	Warrant Certificate dated January 5, 2007 for 180,000 units at US$0.50 evidencing Rights Agreement entered into with PowerOne Capital Markets Limited (3)
4.28	Corporate Support Agreement made effective January 1, 2007 with Sweetwater Capital Corp. (4)
4.29	Agreement of Purchase and Sale made as of October 15, 2007 in respect of the Big Sky project in Choteau County, Montana (5)

Exhibit
Number	Description
4.30	Regional Area of Mutual Interest Agreement made as of October 24, 2007 in respect of the Big Sky project in Choteau County, Montana (5)
4.31	Operating and Farmin Agreement dated October 24, 2007 in respect Loma Area, Montana (Big Sky project) (5)
4.32	Operating and Farmin Agreement dated October 24, 2007 in respect Teton Area, Montana (Big Sky project) (5)
4.33	Amendment to Warrant Issuance Agreement dated September 18, 2007 with Endurance Energy Consulting (5)
4.34	Amendment to Warrant Issuance Agreement dated September 18, 2007 with Gladrock Energy LLC (5)
4.35	Amendment to Warrant Issuance Agreement dated September 18, 2007 with 1187016 Alberta Ltd. (5)
4.36	Consulting Agreement dated December 20, 2007 with PowerOne Capital Markets Limited (5)
4.37	Canadian Equity Incentive Plan, amended and restated June 5, 2008 (8)
4.38	U.S. Equity Incentive Plan, amended and restated June 5, 2008 (8)
4.39	Form of Subscription Agreement entered into various non U.S. subscribers persons in May 2008 (8)
4.40	Form of Subscription Agreement entered into various U.S. subscribers persons in May 2008 (8)
8.1	Significant, direct and indirect, subsidiaries as at August 28, 2008:

MegaWest Energy (USA) Corp. - Nevada
MegaWest Energy Missouri Corp (formerly Deerfield Energy LLC) – Delaware
MegaWest Energy Kansas Corp (formerly Deerfield Energy Kansas Corp.) – Delaware
MegaWest Energy Kentucky Corp (formerly Kentucky Reserves, LLC) – Ohio
MegaWest Energy Texas Corp (formerly Trinity Sands Energy LLC) – Delaware
MegaWest Energy Montana – Delaware

12.1	Section 302 Certification under Sarbanes-Oxley Act of 2002 for George T. Stapleton, II (8)
12.2	Section 302 Certification under Sarbanes-Oxley Act of 2002 for George Orr (8)
12.3	Section 906 Certification under Sarbanes-Oxley Act of 2002 for George T. Stapleton, II and George Orr (8)
23.1	Consent of KPMG LLP (8)
99.1	Audit Committee Charter (4)
99.2	Compensation Committee Charter (4)
99.3	Corporate Governance and Human Resources Committee Charter (4)

Exhibit
Number	Description

99.4	Nominating Committee Charter (4)

(1)	Incorporated by reference to our Form 6-K filed with the Securities and Exchange Commission on March 6, 2006.
(2)	Incorporated by reference to our Form 20-F filed with the Securities and Exchange Commission on March 30, 2007.
(3)	Incorporated by reference to our Form 20-F filed with the Securities and Exchange Commission on August 10, 2007.
(4)	Incorporated by reference to our Form F-1/A filed with the Securities and Exchange Commission on November 7, 2007.
(5)	Incorporated by reference to our Form F-1/A filed with the Securities and Exchange Commission on December 31, 2007.
(6)	Incorporated by reference to our Form F-1/A filed with the Securities and Exchange Commission on February 15, 2008.
(7)	Incorporated by reference to our Form F-1/A filed with the Securities and Exchange Commission on March 20, 2008.
(8)	Filed herewith.

REMAINDER OF PAGE INTENTIONALLY LEFT BLANK
SIGNATURE PAGE TO FOLLOW

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MEGAWEST ENERGY CORP.

Per: /s/ George T. Stapleton, II

George T. Stapleton, II
Chief Executive Officer and Director
(Principal Executive Officer)

Dated: August 29, 2008