Form 20-F
MEGAWEST ENERGY CORP.
filed 2009-09-25
CIK 1172298

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F

[  ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 (b) OR (g)

OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended April 30, 2009

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

Suite 800, 926 – 5th Avenue S.W.

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

There were 133,244,472 common shares, without par value, issued and outstanding as of April 30, 2009 and 133,244,472 common shares, without par value, issued and outstanding as of September 22, 2009.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.[   ] YES   [X] NO

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

ITEM 2.                      OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.                      KEY INFORMATION

A.           Selected Financial Data

The following table summarizes selected financial data for our company prepared in accordance with Canadian generally accepted accounting principles (GAAP) for the five fiscal years ended April 30, 2009.  Additional information is presented to show the differences which would result from the application of United States GAAP to our financial information.  The data set out below for the five year period ended April 30, 2009 is derived from our audited financial statements which were examined by our independent registered public principal accountant.  The data should be read in conjunction with our audited financial statements and related notes included in this annual report and with the information appearing under the heading "Item 5 – Operating and Financial Review and Prospects" below.  The data is presented in Canadian dollars.

Selected Financial Data (Stated in Canadian Dollars - Calculated in accordance with Canadian GAAP)
	Year Ended April 30
	2009	2008	2007	2006	2005
Net Income (Loss) (1)	($37,194,937)	($17,903,023)	($6,893,052)	($222,945)	($61,031)
Net Income (Loss) from Operations per Common Share	($0.29)	($0.23)	($0.31)	($0.04)	($0.01)
Net Income (Loss) per Common Share	($0.29)	($0.23)	($0.31)	($0.04)	($0.01)
Total Assets	$27,436,357	$48,555,322	$52,532,847	$31,440	$137,113
Net Assets (Deficiency in Assets)	$26,299,731	$44,743,759	$48,148,521	($129,422)	$93,523
Capital Stock(2)	$105,811,260	$87,060,351	$66,955,725	$376,092	$376,092
Number of Common Shares	133,244,472	95,131,666	72,436,050	6,337,500	6,337,500
Dividends per Common Share	$-	$-	$-	$-	$-
Weighted Average Number of Common Shares	130,358,921	79,413,793	22,102,129	6,337,500	5,018,322
Working Capital	$2,112,007	$4,135,672	$28,152,901	($139,422)	($30,087)
Long-Term Debt(3)	$-	$1,828,779	$2,928,442	$-	$-

(1)
Cumulative net loss and deficit from exploration stage since incorporation through April 30, 2009 was $61,933,894 and $78,948,896, respectively.  The difference between the accumulated deficit and losses is a $17,257,042 adjustment related to related party acquisitions and a $242,040 adjustment for the adoption of  new accounting standards.

(2)	Capital stock includes share capital, warrants, contributed surplus and equity portions of convertible promissory notes and exchange shares.
(3)	Long-term debt includes long-term portion of convertible promissory notes and exchange shares.

Reconciliation to United States Generally Accepted Accounting Principles

Canadian GAAP conforms in all material respects with United States GAAP except for certain matters as described in Reconciliation to U.S. GAAP as at April 30, 2009 and 2008 and for the years ended April 30, 2009, 2008 and 2007.  The differences between Canadian GAAP and U.S. GAAP, which affect our financial statements for the year ended April 30, 2009, are as follows:

•	Increase the amount recorded for oil and gas net assets acquired and related consideration given;

•	adjust stock-based compensation expense for stock options and warrants and;

•	increase the amount recorded for impairment of oil and gas assets.

Had we followed U.S. GAAP, certain selected financial information reported above, would have been reported as follows (stated in Canadian dollars):

Selected Financial Data (Stated in Canadian Dollars - Calculated in accordance with U.S. GAAP)
	Year Ended April 30 (Audited)
	2009	2008 Restated(1)	2007	2006	2005
Net Income (Loss)	($68,587,531)	($41,120,124)	($18,112,762)	($222,945)	($61,031)
Net Income (Loss) per Common Share	($0.53)	($0.51)	($0.81)	($0.04)	($0.01)
Total Assets	$36,390,325	$88,815,951	$97,902,628	$31,440	$137,113
Net Assets (Deficiency in Assets)	$35,253,699	$84,983,274	$94,487,486	($129,422)	$93,523
Capital Stock	$143,222,324	$124,364,368	$39,713,984	$376,092	$376,092
Long-Term Debt	$-	$1,849,893	$1,959,258	$-	$-

(1)	Restatement of Comparative Figures:
The 2008 comparative U.S. GAAP amounts have been restated for the amount of Trinity Sands (Texas) project cost write-downs and certain clerical errors that were contained in the previously reported U.S. GAAP consolidated balance sheet and consolidated statement of operations and accumulated deficit from exploration stage filed with our annual report on Form 20-F for fiscal 2008.
(a)      The clerical errors for U.S. GAAP purposes were as follows:
i.
The transfer to share capital of the recorded amount of warrants exercised in 2008 was shown as a $5,033,319 increase in the dollar amount of warrants rather than as a $5,033,319 reduction of the dollar amount of warrants.  To correct this entry in the restated U.S. GAAP financial statements, the dollar amount of warrants has been reduced by $10,066,638 and the dollar amount of share capital has been increased by an equivalent amount.

ii.
A portion of a 2007 entry to record the acquisition of certain properties was not recorded in the 2008 U.S. GAAP financial statements.  To correct this entry, oil and gas assets have been increased by $11,515,824 and share capital has been reduced by $8,599,442.

(b)
Under Canadian GAAP, the Texas properties were written down to $300,000 in 2008.  These properties should also have been recorded at $300,000 for U.S. GAAP purposes.  As a result, oil and gas assets have been reduced by $21,691,160 and the accumulated deficit from exploration stage activities has been increased by an equivalent amount.

Disclosure of Exchange Rate History

The following table sets out average exchange rates, based on the noon buying rates in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York for the conversion of Canadian dollars into United States dollars in effect on the last date of each month during the period, for the following periods:

	Year Ended April 30
	2009	2008	2007	2006	2005
Average for period	$0.8767	$0.9785	$0.8789	$0.8423	$0.7873

The following table sets out the high and low exchange rates, based on the above-mentioned noon buying rate in New York City for the conversion of Canadian dollars into United States dollars, for the following periods:

	High	Low
September 1 to September 11, 2009	$0.931	$0.9042
August 2009	$0.939	$0.9011
July 2009	$0.9267	$0.8584
June 2009	$0.9235	$0.8601
May 2009	$0.9127	$0.8426
April 2009	$0.8376	$0.7911
March 2009	$0.8167	$0.7696
On September 11, 2009, the above-mentioned noon buying rate in New York City for the conversion of Canadian dollars into United States dollars was $0.931 per Canadian dollar.

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

To date, we have acquired interests in five oil and gas properties; however, we have not established a proved commercial project on any of our properties that generates commercial revenues.  Our short and long-term prospects depend upon the success of our exploration, appraisal and development drilling programs and the production response to our Marmaton River and Grassy Creek projects in Missouri.  Production at both of these projects is currently suspended due to significantly reduced oil prices.  As at April 30, 2009, all of our projects are unproved.  We also had an accumulated deficit from exploration stage of $78,948,896 and unrestricted cash balances of $1,766,558. For the fiscal year ended April 30, 2009, we incurred a net loss of $37,194,937 (see "Operating Results" below in this annual report).  Accordingly, we have not generated significant revenues nor have we realized a profit from our operations to date.  Any profitability in the future from our business will be dependent upon locating and developing economic reserves of oil and gas, which itself is subject to numerous risk factors as set out herein.  Since we have not generated significant revenues, our continuance is dependent upon raising additional monies through the sale of our equity securities, debt and/or joint venture farmouts in order to continue our business operations and develop our projects, if determined to be commercial.

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

Exploration for commercial reserves of oil and gas is subject to a number of risk factors.  Few of the prospects that are explored are ultimately developed into producing oil and/or gas wells.  As at April 30, 2009 all of our projects are considered unproved and are without proved reserves of oil and gas.  We may not be able to establish commercial reserves on any of our projects (see "Business Overview" below in this annual report).

Currently operations are suspended at our projects, including Marmaton River and Grassy Creek projects due to significantly reduced oil prices.

The potential profitability of oil and gas ventures depends upon factors beyond the control of our company, any of which may have a material adverse effect on our company.

The potential profitability of oil and gas projects is dependent upon many factors beyond our control, including:  world prices and markets for oil and gas which are unpredictable, highly volatile, potentially subject to governmental fixing, pegging or controls; adverse weather conditions can hinder drilling and production operations; production from any well may be unmarketable if it is impregnated with water or other deleterious substances; and the marketability of oil and gas which may be acquired or discovered will be affected by proximity and capacity of oil and gas pipelines and processing equipment, market fluctuations of prices, taxes, royalties, land tenure, allowable production and environmental protection.  The extent of these factors cannot be accurately predicted but the combination of these factors may result in our company not receiving an adequate return on invested capital.  During fiscal 2009 we recorded impairment charges of $3,166,935, $20,503,054, $9,928,428 and $661,692 in respect of our Kansas, Kentucky, Montana and Texas properties, respectively.

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

As of August 28, 2009, our senior management, directors and greater than five percent shareholders (and their affiliates), acting together, held approximately 17 percent of the issued and outstanding shares of our company, on a diluted basis, and have the ability to influence all matters submitted to our company's shareholders for approval (including the election and removal of directors and any merger, consolidation or sale of all or substantially all of our company's assets) and to control our company's management and affairs (see "Stock Ownership" below in this annual report).  Accordingly, this concentration of ownership may have the effect of delaying, deferring or preventing a change in control of our company, impeding a merger, consolidation, takeover or other business combination involving our company or discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of our company, which in turn could have a material adverse effect on the market price of our shares.

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

Our company's financial condition and the success of our oil and gas operations is dependent on our ability to hire and retain highly skilled and qualified personnel.  We face competition for qualified personnel from numerous industry sources, and we may not be able to attract and retain qualified personnel on acceptable terms.  The loss of service of any of our key personnel could have a material adverse effect on our operations and/or financial condition, which may negatively impact our share price.  We do not have key-man insurance on any of our employees and with the exception of R. William Thornton and Pat McCarron, we do not have written employment agreements with any of our key personnel.

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

Our company was originally engaged in the consumer electronics market.  However, due to our inability to generate revenues from this business, subsequent to our fiscal year ended April 30, 2006, new management was hired to pursue alternative business opportunities, namely non-conventional oil and gas resource exploration and development.

During the fiscal year ended April 30, 2007, we completed three private placements to provide us with the necessary working capital to evaluate and pursue non-conventional oil and gas opportunities in the United States and Canada and to establish a head office in Calgary, Alberta.  The first of the private placements, an offering of 23,500,000 shares of our common stock at US$0.10 per share for aggregate proceeds of US$2,350,000 (C$2,707,168) was completed in December 2006.  In January and February 2007, we completed a further private placement of 8,425,000 units, at a price of US$0.50 per unit, for aggregate proceeds of US$4,212,500 (C$4,709,234), each of which units consisted of one share of our common stock and one-half of one share purchase warrant (each whole warrant entitled the holder to purchase an additional share of our common stock at an exercise price of US$1.00 per share for a period of one year).  On December 14, 2007, our board of directors approved a six month extension for the share purchase warrants and on July 5, 2008 the share purchase warrants expired.  On February 28, 2007, our company completed an additional private placement of 27,448,550 units, at a price of US$1.00 per unit, for aggregate proceeds of US$27,448,550 (C$28,669,870), each of which units consists of one share of our common stock and one-half of one share purchase warrant (each whole warrant entitles the holder to purchase an additional share of our common stock at an exercise price of US$1.30 per share a period of one year).  In conjunction with the February 28, 2007, private placement, we issued 655,848 warrants (each of which entitles the holder to purchase one share of our common stock at US$1.30 per share for a period of one year) to finders, rights to buy an additional 180,000 units under the same terms as the January 2007 private placement and rights to buy a further 375,000 units under the same terms as the February 2007 private placement.  On December 14, 2007, our board of directors approved a six month extension for the share purchase warrants and on August 28, 2008 the share purchase warrants and units expired.  In respect of both of the above-mentioned extensions:  (a) no consideration was given by our company or received by the warrant holders; and (b) the extension was effected to encourage the warrant holders to continue to hold investments in our company.

In November 2006, we took our first steps to become a non-conventional oil and gas company when in December 2006 we entered into several non-binding letters of intent with companies involved in the business of the exploration of oil and gas resources in Kansas, Missouri, Kentucky and Texas.

On March 26, 2007, we purchased (through our subsidiary, MegaWest Energy (USA) Corp.) all of the assets of Deerfield Energy Kansas Corp.  The purchased assets included certain items of equipment and fixed assets and interests in two oil and gas leases covering 392 unproved acres in respect of the Chetopa project near Chetopa, Kansas.  The consideration given for the assets was 250,000 shares of our common stock and the assumption of a promissory note in the amount of US$500,000 (C$591,250) payable to a private company, Agosto Corporation Limited.  Pursuant to our assumption of the promissory note, we granted Agosto a conversion feature that enables the holder of the note to convert the principal amount of the loan plus accrued interest into shares of our common stock at a rate of US$0.25 per share.  On maturity on June 20, 2008 these promissory notes were converted into common shares of our company.

As part of the project, MegaWest is obligated to pay a net revenue interest up to a maximum of U.S. $750,000 on net revenues generated from the Chetopa project.  The net revenue interest becomes payable after MegaWest recovers 100 percent of its capital and operating costs, and will be paid quarterly from 25 percent of the project's net revenues.  As at August 28, 2009 no amount of net revenue interest has been earned.

On April 2, 2007, we acquired (in conjunction with MegaWest Energy (USA) Corp.) all of the issued and outstanding membership units of Kentucky Reserves, LLC (Kentucky Reserves) in consideration for US$3,000,000 (C$3,412,500) cash and 5,000,000 shares of our common stock.  Kentucky Reserve's assets included oil and gas leases covering 27,009 unproved acres in the Edmonson, Warren and Butler Counties in Kentucky.  Pursuant to the membership unit purchase agreement, we acquired a 62.5 percent working interest in the shallow rights in certain tar sands and a 37.5 percent interest in the certain deep rights.  Furthermore, pursuant to the purchase agreement, we were committed to undertake a US$15,000,000 work program within the area covered by the leases, which work program was required to be completed by October 2009 for the purpose of determining the most effective way of extracting heavy oil/bitumen from the leases.  The work program was to consist of field testing and evaluation, drilling, logging and coring of wells, formation and fluid testing, the construction of heavy oil pilot projects such as steam, water flooding, solvent injection, electro-thermal heating, or the like. If we had been unable to expend the work program commitment within the said period, we would have been subject to a 37.5 percent penalty on the unexpended amount of the work program commitment.  However, pursuant to an amending agreement dated April 9, 2009 with Kentucky Reserves II, LLC (KRII), the said work program obligations and attendant penalty payment provisions were terminated in consideration for: (i) a reduction in our working interest in the shallow rights from 62.5 percent to 37.5 percent; (ii) a transfer of the ownership of the oil and gas leases to KRII; and (iii) our continuing obligation to pay, directly to the lessors of the lands which make up the Kentucky project, lease rentals for the 24-month period commending March 1, 2009 (estimated at US$225,000).

On April 5, 2007, we acquired (through MegaWest Energy (USA) Corp.) all of the issued and outstanding membership units of Deerfield Energy LLC (Deerfield Missouri) in consideration for US$925,000 cash, including a change in control fee, and 4,750,000 shares of our common stock.  The assets of Deerfield Missouri include rights to oil development agreements in Vernon County, Missouri covering 7,620 unproved acres and all of the issued and outstanding units of Deerfield Kansas.  At the closing of the transaction, we paid US$625,000 (C$579,050) of the purchase price.  Owing to potential issues related to certain oil development agreements, the unpaid cash of US$300,000 and 4,750,000 shares of our common stock were placed in an escrow account, set-up for our indemnification in respect of the said claims.  Pursuant to the escrow agreement, the said cash and shares can be released on a pro-rata basis to the previous unit holders of Deerfield Missouri upon either the modification of certain oil development agreements into oil and gas leases or until 4,000 acres of replacement acreage have been leased.  To rectify the escrow indemnifications, we engaged in a leasing program in Missouri and in October 2007, we surpassed the 4,000 acre threshold of replacement acreage.  As a result, the US$300,000 cash and 4,750,000 shares of our common stock held in escrow were released.  Of the cash held in escrow, US$100,000 plus interest was paid to us for reimbursement of our costs associated with leasing the replacement acreage.

On April 25, 2007, we acquired (in conjunction with MegaWest Energy (USA) Corp.) all of the issued and outstanding membership units of Trinity Sands Energy LLC (Trinity) in consideration for US$200,000 (C$227,500) cash and 95,000 exchange shares of MegaWest Energy (USA) Corp.  Each exchange share may be exchanged for US$10 in cash or 100 shares of our common stock during the period January 1, 2008 to July 31, 2008, after this time, we may compel the holders of the exchange shares to convert their exchange shares into shares of our common stock.  The assets of Trinity consisted of a 50 percent working interest in approximately 14,948 unproved acres in Edwards County, Texas and an earn-in agreement to increase the said working interest to 66.67 percent and earn up to a 66.67 percent working interest in an additional 13,348 undeveloped acres in Edwards Country, Texas.  As of February 28, 2008, all of the exchange shares were converted into 9,500,000 shares of our common stock.

In June 2007, we began oil production from the Chetopa project and have shipped approximately 11,500 barrels of oil from the project.  To date this production has been incidental to the pilot project.

On October 24, 2007, we acquired (in conjunction with MegaWest Energy Montana Corp.) a 40 percent working interest in oil and gas leases covering approximately 37,400 unproved acres of land in Montana for consideration of US$300,000 (C$309,034) cash and 500,000 units, of which each unit consists of one share of our common stock and one-half of one share purchase warrant (each whole warrant entitles the holder to purchase an additional share of our common stock at an exercise price of US$2.50 per share until April 24, 2009).  Pursuant to earn-in agreements, we can earn an additional 20 percent working interest in the lands by completing US$2.5 million of work that includes additional leasing, seismic, geological studies, test wells and pilot project development and implementation.  In addition, our company and the vendors have established a regional area of mutual interest (AMI) covering approximately 1,000,000 acres that will remain active for the next two years.  The interest in the AMI will be divided 65 percent to our company and 35 percent to the vendors.  We will pay for 100 percent of the lease acquisition, initial geological and geophysical activity, drilling and completing of all wells, if any, comprising an agreed upon initial work program for each new prospect within the AMI and we will receive 100 percent payout of all such costs and expenses incurred for each such prospect prior to vendor receiving its respective share.

In November 2007, we commenced construction of our first commercial project in Missouri called Marmaton River.  Commissioning and start up of the facility was completed on March 16, 2008 when steam injection commenced and the first oil sales from the project occurred on August 4, 2008 (see "Business Overview" below in this annual report).

On May 15, 2008, we completed a private placement of 26,750,000 shares of our common stock at US$0.60 per share for aggregate proceeds of US$16,050,000 (C$15,907,637).  The proceeds of the placement were used to fund our ongoing oil and gas exploration and development activities.

During fiscal 2009, we sold 8,812 barrels of oil from our Marmaton River (Missouri) project for $426,567, net of royalties.  However, in December 2008, due to low oil prices, we suspended all our capital projects, including operations at our two Missouri heavy oil projects (Grassy Creek and Marmaton River), pending a recovery in oil prices and financing.

On August 28, 2009, we entered into a strategic arrangement with the Iroquois Capital Opportunity Fund, L.P. (ICO Fund) aimed at recapitalizing our company and enabling the restart of production at our Missouri projects.  The arrangement involves several transactions, all of which were completed on or about August 28, 2009, including:

•
the sale of a 10 percent working interest in our existing land and production projects on 15,313 acres of our oil and gas leases located in Missouri and Kansas (the Deerfield Area), which area includes our Grassy Creek and Marmaton River projects, to Mega Partners 1, LLC (MP 1), an affiliate of the ICO Fund for US$2.0 million. In connection with the sale of the working interest, we granted MP 1 various options, including: (i) the option to acquire an additional 10 percent working interest in future development within the Deerfield Area; (ii) the option to acquire up to a 20 percent proportionate interest in any of our properties outside of the Deerfield Area by paying a proportionate 133 percent share of our costs-to-date in respect of such property until the later of the full redemption or conversion of the Series A or Series B preferred shares (issued pursuant to the arrangement with the ICO Fund) and August 27, 2011; and (iii) the option to participate with our company in any future oil and gas property acquisitions for a proportionate 20 percent share of the cost of any such acquisition until the later of the full redemption or conversion of the Series A or Series B preferred shares and August 27, 2011; and

•
an offering to investors (led by the ICO Fund) of 22,000 Series A convertible preferred shares, each with a stated value of US$100, for gross proceeds of US$2.2 million.  The Series A preferred shares are convertible into shares of our common stock at US$0.07 per common share and have a quarterly cumulative dividend equal to either 5 percent, if paid in cash (15 percent upon the occurrence of certain events of default) or 7.5 percent, if paid in additional Series A preferred shares.  In connection with the Series A preferred share offering, our company also issued to the subscribers thereunder: (i) 15,400,000 common stock purchase warrants, each entitling the holder thereof to purchase an additional common share at US$0.25 per share until August 28, 2014; and (ii) additional investment rights consisting of the right to purchase 20,000 Series B convertible preferred shares, each with a stated value of US$100, convertible into common shares at US$0.10 per common share attached to which would be 10,000,000 common share purchase warrants, each entitling the holder thereof to purchase an additional common share at US$0.35 per common share for a period of five years from the date of issuance.  (See "Item 4.B – Liquidity and Capital Resources – Financing Activities" below for details of the special rights and restrictions attached to the Series A and Series B preferred shares and the warrants issued in connection therewith).

B.           Business Overview

MegaWest is a non-conventional oil company with emphasis on North American heavy oil projects.  The MegaWest has operatorship of, and owns or has the right to earn a majority interest in, over 146,000 gross acres of prospective oil and gas leases in Missouri, Kansas, Kentucky, Montana, and Texas.  MegaWest is incorporated in Alberta whose shares trade in the United States on the Over-the-Counter Bulletin Board exchange (OTC) under the symbol "MGWSF".

Prior to November 2006, we were a technology company, whose business plan was to acquire the rights to market, sell and distribute a product line of consumer electronic technology products in Canada.

Description of Operations

Our strategy is to evaluate, enhance and exploit each project and prospect through:

•	geoscience and engineering analysis to validate each project and identify technologies which may result in economic recovery;

•	field work including: seismic, drilling and operation of pilot projects to corroborate engineering and geoscience analysis, resulting in a commercial project design and development plan; and

•	engaging an independent third-party to establish the value of commercial reserves, leading to funding and execution of the commercial development plan, farm-out, or sale.

The objectives of our company's fiscal 2009 program were to establish reserves and demonstrate commercial feasibility through delineation drilling and the completion of a thermal pilot or enhanced recovery production tests.  To date, we have identified significant resource potential on part of our lands through delineation drilling and analysis, which has been confirmed through the results of an independent reserves and resource report, prepared as of June 5, 2009.  In addition, we have demonstrated oil production at our pre-commercial Chetopa steam project, and during fiscal 2009 we sold 8,812 barrels of oil from our Marmaton River, Missouri project.  Construction of the Grassy Creek, Missouri steam drive project has been completed and commenced steam injection in October 2008, but had not yet produced oil when operations at both Marmaton River and Grassy Creek were suspended in December 2008 due to low oil prices.

Missouri

The Missouri lease holdings now include a 100 percent interest in 38,119 unproved net mineral acres of leases.  MegaWest has built two 500 barrel of oil per day steam drive production facilities (Marmaton River and Grassy Creek), drilled 51 exploration/delineation wells with an 86 percent success rate and completed 148 development wells.

Phase I of the Marmaton River steam drive project is a 10 acre pre-commercial project, which includes a steam generation and oil treating plant with a throughput capacity of 500 barrels of oil per day, 13 steam injection wells, 40 producing wells, one water source well and one water disposal well.

The wells for the second production phase, consisting of 10 injection wells and 24 production wells on approximately 10 adjacent acres, were drilled and are awaiting tie-in.  The Marmaton Phase II wells will be tied-in and put into production concurrent with the restart of operations.

First oil sales from the project occurred in August 2008.  During fiscal 2009 the Company sold 8,812 barrels of oil for $426,567, net of royalties.  Prior to operations being suspended, the Marmaton River project was producing up to 100 barrels of oil per day, which exceeds the numerical simulation prediction for that point in time.  The simulation predicts that the field will achieve over 300 barrels of oil per day from the initial 40 producing wells and rates can be increased by bringing the additional drilled acreage into production.

Due to then-prevailing economic conditions, specifically low oil prices and significantly reduced equity and capital markets, the Company suspended steaming operations at both the Marmaton River and Grassy Creek projects in December 2008.  Subsequently, MegaWest has identified an alternate natural gas fuel supply at more advantageous prices than previously attained, which will reduce field operating costs.

The Grassy Creek steam drive project was completed on budget and on schedule.  This project has a steam injection and production treating plant similar to Marmaton River with a design capacity of 500 barrels of oil per day.  Phase I of the project consists of 46 production wells, 15 injection wells, 2 observation wells and 2 service wells on 19 acres.  Since Grassy Creek commenced steam injection in late October, it was not producing significant quantities of oil when steaming operations were suspended.  Early steam injection results indicate that this portion of the reservoir may respond more effectively to steam drive than Marmaton.

It is anticipated that each of these projects could develop 250 to 300 acres of leases over their 25 to 30 year project life.  Additional drilling phases on each of these projects will be necessary to maintain target production rates.  It is further anticipated that a number of additional projects of similar design and size may be drilled and constructed across MegaWest's Missouri lease holdings.

The Company has not recorded an impairment charge on its Missouri costs at April 30, 2009 since these projects are the Company's near term primary focus and management believes these projects are commercial at current and expected future oil prices.

On August 28, 2009, we entered into an arrangement with Iroquois Capital Opportunity Fund, L.P. (ICO Fund) whereby we sold a 10 percent working interest in our existing land and production projects on 15,313 acres of our oil and gas leases located in Missouri and Kansas (the Deerfield Area), which area includes our Grassy Creek and Marmaton River projects, for US$2.0 million to Mega Partners 1, LLC (MP 1), an affiliate of the ICO Fund.  In connection with the sale of the working interest, we granted MP 1 the option to acquire an additional 10 percent working interest in future development within the Deerfield Area.

Kansas

The Chetopa project is a pre-commercial heavy oil demonstration project located two miles south of Chetopa, Kansas.  The project is currently suspended, and includes certain oil and gas equipment and a 100 percent interest in two oil and gas leases covering 385 net mineral acres.  On 15 of these acres are 20 steam injection wells, 33 production wells and a water well, all of which had been drilled, completed, equipped and tied in for production at the time the Company acquired the project.  A tank battery, steam generator and two transfer stations are also in place on the property.  While the Chetopa project was in operation, 11,561 barrels of oil were sold that resulted in $804,997 of oil sales, net of royalties, included in the Kansas cost pool.  The Company had drilled five wells to evaluate the prospectivity of the acreage surrounding the existing project.

The Company is obligated to pay a 25 percent net revenue interest up to a maximum total of US$750,000 of net revenues generated from the Chetopa project.  The net revenue interest becomes payable after MegaWest recovers 100 percent of its cumulative capital and operating costs, and will be paid quarterly.  As at April 30, 2009, no net revenue interest has been earned.

During fiscal 2009, the Company recorded an impairment charge against its costs on the Kansas unproven property of $3,166,935.  The impairment was recorded as the Company has no near-term plans to invest funds in the Kansas project because of the lack of capital available for the project and the cost of retrofitting the existing plant and converting to a natural gas fuel source.  The remaining costs of $99,980 represent the estimated salvage value of the equipment.

Kentucky

The Kentucky lease holdings include a 37.5 percent working interest in the shallow rights (above the base of the Beech Creek limestone formation) and in the deep rights on over 29,000 unproved net mineral acres in Kentucky.

As part of the acquisition of the Kentucky area, MegaWest was obligated to spend U.S. $15,000,000 by October 2009.  In the event MegaWest did not complete this work program or re-negotiate the obligation, the Company was obligated to pay 37.5 percent of the unspent balance to its joint venture partner.  To April 30, 2009, MegaWest had spent $4.9 million of this commitment.  Pursuant to an amending agreement, the work program obligations and the penalty payment provisions were terminated.  In return, MegaWest reduced its working interest in the shallow rights from 62.5 percent to 37.5 percent, transferred operatorship of the leases and prepaid the next 24 months lease rentals.

Eight exploration wells drilled at various strategic locations on the Kentucky land in fiscal 2008 provided confirmation of the commercial prospectivity of three Mississippian heavy oil pay zones found at depths of 200-600 feet from surface.  A number of potential project locations have been identified, and the first location has been appraised with four delineation wells.  A steam drive enhanced recovery project has been designed and permit applications have been submitted for this location.  Certain equipment and long lead items have been purchased; however, the start-up of this project will be delayed until there is more certainty regarding the availability of project funding.

The New Albany Shale underlies a large portion of the Company's acreage position in Kentucky. 4,343 net mineral acres of the Company's leases have been farmed out for drilling and testing of New Albany Shale gas potential with the Company retaining a 34.75 percent working interest.  In September 2008, two wells were drilled and logged and it is expected that the operator will proceed with plans to fracture and rate test these wells in calendar 2009.  In May 2009 MegaWest's interest in these leases was transferred to the operator of the wells in exchange for the refund of the Company's working interest share of drilling, completing and logging costs of the wells.

During fiscal 2009, the Company recorded an impairment charge against its costs on the Kentucky unproven property of $20,503,054.  The impairment was recorded based on the implied valuation implicit in the amending agreement and the expected lack of capital available for this project in the near term.  The remaining costs of $3,216,405 represent the Company's estimate of the fair market value of the leases and amounts invested to date on the demonstration project.

Montana

The Montana leases include working interest in nearly 38,200 unproved net mineral acres in Montana covering three prospects, Teton, Loma and Devils Basin.  At Teton and Loma, the Company has a 40 percent working interest.

Acquisition of new 2D seismic over the Teton and Loma prospects has been completed and processed during fiscal 2009.  Interpretation of this seismic is complete, however the results to date did not validate the Company's geological model.  As a result, additional geological work will be required before future drilling locations can be determined.  At Teton, MegaWest is targeting a heavy oil reservoir, which if successful, may ultimately be developed through the application of SAGD, steam drive or cyclic steam stimulation. At Loma, MegaWest is targeting a light oil reservoir.

Trade seismic has been purchased on the Devils Basin prospect, which will be used to identify one or more prospective drill locations that MegaWest plans to test with a vertical well.  At Devils Basin, MegaWest is targeting light oil production from the Heath Shale.

During fiscal 2009, the Company recorded an impairment charge against its costs of $9,928,428 on the Montana project.  The impairment was recorded as the Company has no plans in the near term to continue exploration on the lands because of the lack of capital available for this project.  The remaining costs of $1,519,879 represent the Company's estimate of the fair market value of the oil and gas leases supported by oil and gas lease sales for the general area, plus amounts for the recently acquired 2D trade seismic on the Devils Basin leases.  The Company is now developing strategic alternatives related to these prospects, including farm-out of the identified drilling opportunities.

Texas

The Company has working interest in approximately 34,000 gross unproved net mineral acres in Edwards County, Texas.  Pursuant to a farm-in agreement the Company may earn up to a 66.67 percent working interest in all leased acreage.  Included in the total are 20,050 acres in which the Company has already earned a 50 percent working interest and 13,950 acres in which the Company has already earned a 25 percent working interest.

During the year ended April 30, 2008 the Company wrote-off $5,891,223 of the Texas cost pool.  The Company wrote off additional costs incurred on the Texas project in 2009.  As a result, the Company recorded $661,692 of impairment on the Texas costs during fiscal 2009.  The remaining costs of $300,000 represent the Company's estimate of the fair market value of the oil and gas leases supported by oil and gas lease sales in the general area.  The Company is continuing to undertake a review of strategic alternatives related to this project.

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

Numerous large oil sands projects, both mining and in situ have been announced and are being actively pursued to exploit this resource.  The well-established North American heavy oil deposits offer world-class exploitation opportunities.  We believe that the need for North American energy self-sufficiency combined with the encouraging outlook for heavy oil demand, and easy access to refineries make this an ideal time for the re-optimization of non-conventional heavy oil supplies.

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

In Situ Resource Recovery

Although most heavy oil or bitumen in Canada is currently produced by open pit mining, about 80 percent of the oil sands are buried too deep below the surface for this process to be applied.  This oil must be recovered by in situ techniques, which heat or dilute the heavy oil, thereby lowering its viscosity and allowing it to migrate towards producing wells, where it is brought to the surface.  A technical review of our prospects will identify the most suitable technology for each resource and may include proven technologies such as cyclic steam stimulation (CSS), steam assisted gravity drainage (SAGD), steam drive, in situ combustion and CO2 injection or such emerging technologies as ET-DSP™ (a form of electro-thermal heating) or N-Solv (a solvent based technology).

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

On July 13, 2009, we entered into an agreement with Electro-Petroleum, Inc. to evaluate the testing and potential commercial application of its proprietary Electrically Enhanced Oil Recovery (EEOR) technology for the recovery of oil from the Clear Creek area of our company's Missouri leases.  We believe that the successful application of this technology would add significant resources and reserves to our company on these leases which are not currently accessible using steam drive technology.  EEOR technology involves passing direct current electricity between electrodes at producing wells and electrodes either located at surface or in the oil zone in adjacent wells.  Previous tests appear to indicate that the resulting electrical field has several results: (i) resistance or joule heating; (ii) electro-kinetic effect; and (iii) electro-chemical effect, resulting in crude oil having higher gravity and lower viscosity.

On August 28, 2009, pursuant to our strategic arrangement with Iroquois Capital Opportunity Fund, L.P., we began co-operation with Iromad LLC (Iromad), a production enhancement and project management consultancy.  We expect that Iromad will assist our company in increasing our recoverable reserves, enhance the production from our projects and reduce our operating costs.

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

D.           Property, Plant and Equipment

We currently rent office space located at Suite 800, 926 – 5th Avenue SW, Calgary, Alberta, Canada  T2P 0N7.  On June 30, 2009, our company re-negotiated its leasing terms on the Calgary office with the landlord.  Pursuant to the revised terms, in exchange for the existing commitments we will pay the landlord $204,287 in several installments until September 1, 2009 and $79,286 in shares valued at 90 days average closing price by June 1, 2010.  Our company was also required to surrender its premises on the seventh floor by July 1, 2009.  In addition, the rent fee has been reduced from $30 per square foot to $13 per square foot for the next 14 months until August 30, 2010.  From August 31, 2010 until the end of the lease term we will continue paying $30 per square foot to the landlord on our remaining premises.

In addition to the property information described above in this annual report in "Business Overview", the oil and gas acreage under lease and well information at each of our property areas is summarized below in "Oil and Gas Producing Activities and Other Oil and Gas Information" below.  Additionally, we have two completed project areas, Chetopa in Kansas and the Marmaton River and Grassy Creek projects in Missouri, each of which has equipment for steam injection, oil production, collection and treating.

In addition, we have purchased eight used steam generators for future heavy oil commercial project locations.  Two of these units have been installed at the Marmaton River and Grassy Creek projects in Missouri.  Four of these generators were acquired during fiscal 2009.

Oil and Gas Producing Activities and Other Oil and Gas Information

Oil and Gas Reserves

As at April 30, 2009, all of our oil and gas properties are considered unproved and we have not established substantive proved reserves that are material to our operations or financial position in accordance with SEC reserve guidance set out in Industry Guide 2 - Disclosure of Oil and Gas Operations.

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

Oil and Gas Wells

The following table sets out the number of oil wells in which we held a working an interest as of April 30, 2009 and 2008.

	Producing				Non-Producing
	April 30, 2009		April 30, 2008		April 30, 2009		April 30, 2008(1)
	Gross	Net	Gross	Net	Gross	Net	Gross	Net
United States
Kansas	-	-	33	33.0	33	33.0	-	-
Missouri	-	-	40	40.0	111	111.0	-	-
Kentucky	-	-	-	-	5	3.1	5	3.1
Montana	-	-	-	-	-	-	-	-
Texas	-	-	-	-	1	0.5	1	0.5
Total	-	-	73	73.0	150	147.6	6	3.6

(1)	Corrections have been made to fiscal 2008 well count to exclude service wells and include purchased wells and cased exploratory wells.

The following table sets forth the number of exploratory and development wells which MegaWest completed during its financial year ended April 30, 2009.

	Exploratory		Development
	Gross	Net	Gross	Net
Oil wells	-	-	71	71.0
Gas wells	2	0.7	-	-
Service wells	-	-	34	34.0
Oilsands Evaluation (Dry holes)	12	12.0	-	-
Total Wells	14	12.7	105	105.0

Project Area

The following table sets out the lease areas we have an interest in, by area, as of April 30, 2009 and 2008.

	April 30, 2009		April 30, 2008
	Gross	Net	Gross	Net
United States
Kansas	385	385	320	320
Missouri	38,119	38,119	10,312	10,312
Kentucky	29,147	10,930	36,008	22,505
Texas	33,994	13,510	36,571	16,767
Montana	38,958	16,266	34,603	12,042
Total	140,603	79,211	117,814	61,946

Oil and Gas Costs

The following table summarizes the costs incurred in oil and gas property acquisition, exploration, and development activities for our company for the years ended April 30, 2009, 2008 and 2007.

Activity	April 30, 2009	April 30, 2008	April 30, 2007
Property acquisition, including equipment	$ 442,944	$ 11,254,040	$ 20,140,324
Exploration	1,329,109	8,625,175	616,031
Development	15,056,843	1,600,745	-
Total	$ 16,828,896	$ 21,479,960	$ 20,756,355

ITEM 4A.                      UNRESOLVED STAFF COMMENTS

Not Applicable.

ITEM 5.                      OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations for the fiscal year ended April 30, 2009, should be read in conjunction with our consolidated financial statements prepared in accordance with Canadian GAAP and related notes included in "Item 8 – Financial Information" below.

Overview

MegaWest Energy Corp. was incorporated on February 8, 2000 under the Company Act in the province of British Columbia, Canada under the name "Brockton Capital Corp.".  On February 27, 2007, we changed our name to "MegaWest Energy Corp." and on February 12, 2008, our company was continued into the province of Alberta, where it is currently registered under the Business Corporations Act (Alberta).

Since December 2006, the primary business activity of MegaWest has been the acquisition, exploration and development of oil and gas properties in North America.  We operate a number of unproven, heavy oil properties in the United States and our activities to date have included, analysis and evaluation of technical data, preparation of geological models, exploration drilling, conceptual engineering, construction of thermal demonstration projects, and securing capital to fund operations and capital expenditures.

In December 2008, due to low oil prices, our company suspended all its capital projects, including operations at our two Missouri heavy oil projects, pending a recovery in oil prices and financing.

In January 2009, our company reduced overall staffing by 71 percent and corresponding salaries by 63 percent.  However, we have retained a core staff to ensure continuity and the capacity to restart our projects in Missouri.

At April 30, 2009, our company had working capital of $2,112,007, including short-term restricted cash of $96,338.

Pursuant to our strategic arrangement with the Iroquois Capital Opportunity Fund, L.P. (ICO Fund), described under "Item 4.A – History and Development of MegaWest Energy Corp." above, our company is in the process of re-starting our Missouri projects.  We will need additional financing to fund our fiscal 2010 capital and other costs.  In addition, the ultimate development of MegaWest's oil and gas projects, if assessed to be commercial, will require additional funding.  Our future operations are dependent upon our ability to continue to obtain financing and ultimately achieve profitable operations.  Additional capital may be in the form of equity, debt, sale of properties, joint venture farmouts or any combination thereof.

Our company's consolidated financial statements for the year ended April 30, 2009 have been prepared on a going-concern basis.  The going-concern basis of presentation assumes that our company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.  While our arrangement with the ICO Fund provides the necessary short-term working capital to restart production at our Missouri projects, there is uncertainty about the use of the going-concern assumption.  The financial statements do not include any adjustments to the amounts and classification of assets and liabilities that may be necessary should our company be unable to secure additional funding and attain profitable operations.

Critical Accounting Estimates

Our accounting principles are described in Note 1 to our annual consolidated financial statements for the fiscal year ended April 30, 2009.  We prepare our annual consolidated financial statements in conformity with Canadian GAAP, and have also prepared a Reconciliation to U.S. GAAP as at April 30, 2009 and 2008 and for the years ended April 30, 2009, 2008 and 2007.

The preparation of our financial statements requires us to make estimates and judgments that affect our reported amounts of assets, liabilities, revenue and expenses.  On an ongoing basis we evaluate our estimates, including those related to acquisitions, status of oil and gas projects (proved or unproved), asset impairment, tax valuation allowances, volatility and market value of our share price.  These estimates are based on information that is currently available to us and on various other assumptions that we believe to be reasonable under the circumstances. Actual results may vary from those estimates under different assumptions and conditions.

The critical accounting policies that affect the more significant judgments and estimates used in preparation of our consolidated financial statements are described below.

Oil and Gas Operations

We follow the full cost method to account for our oil and gas operations, whereby all costs associated with the exploration and development of oil and gas reserves are capitalized and accumulated in country-by-country cost centres.  These capitalized costs are then depleted using the unit-of-production method (based on estimates of proved reserves) once the underlying property in considered proved.  The costs related to unproved properties are not subject to depletion.  At April 30, 2009, all our properties were assessed to be unproven.  Factors used to make this assessment included: land relinquishment, intend to drill, remaining lease term, geological and geophysical evaluations, drilling results and activity, assessment of proved reserves, and the economic viability of development if proved reserves are assigned.

The capitalized costs in each unproved project are assessed to determine whether it is likely that such costs will be recovered in the future.  Costs, which are not likely to be recovered in the future, are written-off.  We assess the carrying amounts of our unproved oil and gas assets for impairment by assessing the likelihood of recovering our costs through cash flow projections of future net revenues.

Our management prepared estimates of future net revenues using internal and independent estimates of resource potential.  The process of estimating quantities of resource potential is inherently uncertain and complex. It requires judgments and decisions based on available geological, geophysical, engineering and economic data. These estimates may change substantially as additional data from ongoing exploration activities becomes available and as economic conditions impacting oil and gas prices and costs change. Our resource estimates are based on assumed exploration success, availability of future capital to finance development, future production forecasts, prices and economic conditions.  Additional assumptions and estimates used in the future net revenue calculations include:

•	estimates of production and recovery rates, which vary depending on the method of extraction used and the characteristics of the reservoir and resource estimates;

•	estimates of operating costs, which vary with equipment and facility efficiency, inflation; and

•	estimates of future capital costs, which vary with inflation, equipment and facility performance.

Significant changes in these factors could reduce our estimates of future net revenues and accordingly could result in an impairment of our oil and gas assets.  Our management will perform quarterly assessments of the carrying amounts of its oil and gas assets as additional data from ongoing exploration activities becomes available.

As a result of these procedures, our company recorded a total impairment charge of $34,260,109 on its oil and gas properties during the year ended April 30, 2009

Fair Value of our Company's Common Shares, Options and Warrants

We completed a number of share-based transactions during the three-year period ended April 30, 2009.  Under Canadian GAAP, share based transactions are recorded at their fair values.  Generally, the best indicator of fair value of a company's shares is quoted market prices, unless the market is not active or liquid, in which case fair value was determined using valuation techniques including recent arm's length market transactions between knowledgeable, willing parties.  In addition, the fair value of options and warrants granted and the incremental fair value of the extension of warrants were based on the Black-Scholes option pricing model, which uses the common share fair value on the grant date as an input.  Prior to January 2008, our company used recent arm's length transactions, specifically private placements, as indicators of fair value. Subsequently, we used the Black-Scholes option pricing model with the following assumptions:  expected dividend yield of 0 percent, expected volatility of 80 percent – 83 percent, risk-free interest rate of 3.98 percent - 5.04 percent, an expected average life of 4 years and a forfeiture rate of 20 percent.

Share-based transactions impact a number of financial statement items including, stock-based compensation expense, contributed surplus, share capital, warrants, convertible promissory notes, exchange shares and deficit on related party acquisitions.

The determination of whether the market for our shares is active and liquid is based on significant judgments including the volatility of the share price, volume of shares traded in relation to total shares outstanding and value of shares traded in relation to total company market capital.  This determination may change significantly if any of the underlying assumptions is determined to be incorrect.

A.           Operating Results

The following discussion is prepared in accordance with Canadian GAAP.  For differences between Canadian and U.S. GAAP related to our financial statements, refer to the Reconciliation to U.S. GAAP as at April 30, 2009 and 2008 and for the years ended April 30, 2009, 2008 and 2007.

Years Ended April 30, 2009 and 2008

We reported a net loss of $37,194,937 ($0.29) per share basic and diluted, for the year ended April 30, 2009, compared with a net loss of $17,903,023 ($0.23) per share, for the year ended April 30, 2008.  The loss for the 2009 period was mainly attributable to an impairment charge of $34,260,109 on oil and gas assets, general and administrative expenses of $4,719,210, offset by a foreign exchange gain of $1,800,058.

General and administrative expenses for the year ended April 30, 2009 totaled $4,719,210 net of $1,544,243 capitalized to oil and gas assets.  During the year ended April 30, 2008, we incurred general and administrative expenses of $5,973,385, net of $1,422,233 capitalized to oil and gas assets. General and administrative expense includes stock-based compensation, salary and benefits, professional fees, investor relations, office and operations and information technology, as summarized in the table below.

	Years Ended April 30
	2009	2008	2007
Stock-based compensation:
Stock options	$797,570	$1,065,860	$1,863,448
Shares issued for services	-	806,000	-
Shares issued for services	254,614	394,900	434,900
Consulting warrants	-	-	1,600,800
Less: capitalized portion	(350,841)	(360,880)	-
	701,343	1,905,880	3,899,148

Salaries and benefits	2,947,852	2,703,669	1,171,885
Professional fees	502,712	720,248	229,111
Investor relations	216,142	627,091	100,097
Office and operations	1,300,594	936,734	272,952
Information technology	243,969	141,126	27,101
Less: capitalized portion	(1,193,402)	(1,061,353)	(176,600)
	4,017,867	4,067,515	1,624,546

	$4,719,210	$5,973,395	$5,523,694

Stock-based compensation expense of $1,052,184 (2008 - $2,266,760) was recorded for the year ended April 30, 2009.  Stock-based compensation expense is comprised of $797,570 (2008 - $1,065,860) attributable to the cost associated with granting stock options to new employees and consultants, $254,614 (2008 - $394,900) attributable to the cost associated with issuing shares for consulting services and nil (2008 - $806,000) attributable to shares issued as consideration for employee bonuses.  The overall decrease in stock-based compensation from 2008 to 2009 is primarily due to fewer stock option and warrants grants and a lower fair value per share for each option granted as well as options forfeited in 2009 for employees that are no longer with the Company.

Salary and benefit costs of $2,947,852 (2008 - $2,703,669) was recorded during the year ended April 30, 2009.  Even though the Company has reduced overall staffing by 71 percent in January 2009, salaries and benefits are higher than in 2008 due to the overall increase in staffing levels throughout the majority of fiscal 2009 and severances paid in January 2009.

Professional fees totaled $502,712 (2008 - $720,248) and consist of legal, audit, accounting and tax advisory fees.

Investor relation expenses of $216,142 (2008 - $627,091) for the year ended April 30, 2009 and were incurred in an effort to raise investor awareness of the Company.  The decrease in investor relations costs is due to fewer IR consultants engaged during the year.

Office and operations costs during the year ended April 30, 2009 totaled $1,300,594 (2008 - $936,734) and are primarily made up of office rent and supplies, license and maintenance costs, insurance, telephone and internet, travel and miscellaneous costs.

Information technology costs during the year ended April 30, 2009 totaled $243,969 (2008 - $141,126) and mainly consists of software license and maintenance fees.  An increase in information technology costs in 2009 is primarily due to the increased number of software licenses and maintenance costs.

The foreign exchange gain for the year ended April 30, 2009 resulted primarily from the translation of our U.S. dollar denominated cash balances into our Canadian dollar functional currency.  The Canadian dollar decreased in value compared to the U.S. dollar during the year.  The has not entered into any foreign currency hedging agreements, however the Company holds U.S. dollars to pay its U.S. denominated project costs.

The Company earned interest income of $154,680 for the year ended April 30, 2009 compared with $712,763 for the comparable period.  The decrease in interest income for the 2009 period is related to the overall decrease in cash balances and investment interest rates compared to 2008.

In fourth quarter of 2009 our company's projects remained shut-in.  Net loss of $1,259,289 is mainly attributable to general and administrative expenses of $710,612, additional impairment charges of $374,618 on our Texas and Kansas properties, and stock-based compensation expense of $16,476.

In the fourth quarter of 2008, our company recorded an impairment charge on its Texas oil and gas asset cost pool of $5,891,223 based on the results of oil and gas operations.  This impairment charge, together with the recognition of a loss on marketable securities, is the primary reason for the increased net loss and decrease of total assets in the fourth quarter of 2008.

During fiscal 2009, our company recorded a total impairment of $34,260,109 against its oil and gas assets.  The table below summarizes the impairment for the year ended April 30, 2009:

	Costs Accumulated to April 30, 2009	Impairment	Remaining Costs
Kansas	3,266,915	(3,166,935)	99,980
Missouri	17,844,628	-	17,844,628
Kentucky	23,719,459	(20,503,054)	3,216,405
Texas	961,692	(661,692)	300,000
Montana	11,448,307	(9,928,428)	1,519,879
Other	1,824,210	-	1,824,210
Total	59,065,211	(34,260,109)	24,805,102

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

General and administrative expenses for the year ended April 30, 2008 totaled $5,973,395 net of $1,422,233 capitalized to oil and gas assets.  During the year ended April 30, 2007, we incurred general and administrative expenses of $5,523,694, net of $176,600 capitalized to oil and gas assets. General and administrative expense includes stock-based compensation, salary and benefits, professional fees, investor relations, office and operations and information technology.

Stock-based compensation expenses of $2,266,760 (2007 - $3,899,148) were recorded for the year ended April 30, 2008.  Stock-based compensation expenses comprised of $1,065,860 (2007 - $1,863,448) attributable to the cost associated with granting stock options to new employees and consultants, $806,000 (2007 - $nil) attributable to shares issued as consideration for employee bonuses, $394,900 (2007 - $434,900) attributable to the cost associated with issuing shares for consulting services and $nil (2007 - $1,600,800) attributable to the cost associated with issuance of warrants to various investor relations consultants.  The overall decrease in stock-based compensation is primarily due to fewer stock option and warrant grants in 2008 compared to 2007.

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

B.           Liquidity and Capital Resources

MegaWest's projects are either exploration in nature or in early stages of development, and profitable oil and gas operations have not yet been attained.  Our company incurred negative cash flow from operations of $4,105,071 in fiscal 2009.

Due to low oil prices, we suspended operations at our two Missouri heavy oil projects in December, 2008.  Our company also suspended all capital projects and halted all discretionary spending.  Our company also implemented reductions to its administrative and operating costs.  In January 2009, we reduced overall staffing by 71 percent and corresponding salaries by 63 percent while retaining a core staff of personnel to ensure continuity and the capacity to restart the projects in Missouri.  In anticipation of this restart, we also identified an alternate natural gas fuel supply at more advantageous prices than previously attained.

At April 30, 2009, our company had working capital of $2,112,007, and cash available of $2,033,451, of which $266,893 was restricted.

On August 28, 2009, our company entered into a strategic arrangement with the ICO Fund intended to recapitalize our company and enable the restart of oil production at our Missouri enhanced recovery projects.  In addition, this arrangement provides the basis for a strategic, long-term relationship between the ICO Fund and our company involving options for future financing and working interest participation at our existing and future projects located within the Deerfield Area comprised of 15,313 acres of our oil and gas leases located along the border of Missouri and Kansas.

Pursuant to our arrangement with the ICO Fund, we are in the process of re-starting our Missouri projects.  Our company will need additional financing to fund its fiscal 2010 capital and other costs.  The ultimate development of MegaWest's oil and gas projects, if assessed to be commercial, will require additional funding.  MegaWest's future operations are dependent upon its ability to continue to obtain financing and ultimately achieve profitable operations.  Additional capital may be in the form of equity, debt, sale of properties, joint venture farmouts or any combination thereof.

Cash and Financial Conditions

Our company had working capital of $2,112,007 as at April 30, 2009 compared to working capital of $4,135,672 as at April 30, 2008.  Cash used in operating activities for the year ended April 30, 2009, totaled $4,105,071 on a $37,194,937 net loss for the period.  Cash used in operating activities for the year ended April 30, 2008 totaled $3,709,747 on a $17,903,023 net loss for the period.

We had working capital of $28,494,151 as at April 30, 2007 compared to a working capital deficiency of $139,422 as at April 30, 2006.  Cash used in operating activities for the year ended April 30, 2007 totaled $424,158 on a $6,893,052 net loss for the year.

Due to low oil prices, our company suspended operations at its two Missouri heavy oil projects in December 2008.  Our company also suspended all capital projects and put a hold on all discretionary spending.  We have identified an alternate natural gas fuel supply at more advantageous prices than previously paid, which will reduce field operating costs significantly and are in the process of re-starting our Missouri projects.

Our company implemented reductions to its administrative and operating costs.  In January 2009, we reduced overall staffing by 71 percent and corresponding salaries by 63 percent.  Our company retained a core staff of personnel to ensure continuity and the capacity to restart the projects in Missouri which were shut-in during December 2008.

The strategic and long-term relationship between ICO Fund and our company announced in August 2009 provides options for future financing, options for future working interest participation, and cooperation with Iromad, a production enhancement and project management consultancy.  It is expected that this technical cooperation will lead to process improvements that will result in higher economic return and increased recovery of oil from these leases.  Restoration of production at the existing plants, continued high oil prices, and access to additional capital could lead to the construction of additional plants in the area.

Our company will need supplementary financing to fund its fiscal 2010 capital and other costs.  Our arrangement with the ICO Fund provides an option for this funding.  In addition, the ultimate development of our company's oil and gas projects, if assessed to be commercial, will require additional funding.  Our company's future operations are dependent upon our ability to obtain additional financing and ultimately achieve profitable operations.  Additional capital may be in the form of equity, debt, sale of property, joint venture farmouts or any combination thereof.

Investing Activities

Cash used in investing activities was $15,881,301 for the year ended April 30, 2009 (2008 - $18,607,339) and included cash capital expenditures of $15,815,046 incurred on our company's oil and gas assets as follows:

•	$220,282 on the Chetopa project for operations;

•	$9,857,787 in the Missouri area for lease acquisition, geological and geophysical activities, operating costs at the Marmaton River project and construction costs at the Grassy Creek project;

•	$1,773,695 in the Kentucky area for lease rentals, geological and geophysical activities;

•	$221,980 on the Texas project for lease rentals and completing analysis of drilling and testing results;

•	$1,410,007 in the Montana area for lease acquisitions and geological and geophysical activities; and

•	$2,331,295 for other expenditures on oil and gas and office equipment, including costs for the acquisition of four used steam generators.

Cash used in investing activities was $18,607,339 for the year ended April 30, 2008 (2007 - $6,932,653) and included cash capital expenditures of $17,505,081 incurred on our company's oil and gas assets as follows:

•	$2,033,306 on the Chetopa project for facility commissioning and completion;

•	$6,232,784 in the Missouri area for lease acquisition, geological and geophysical activities and costs for the construction of the Marmaton River project;

•	$2,845,169 in the Kentucky area for lease rentals, geological and geophysical activities and costs associated with completing a 12 well exploration and delineation drilling program;

•	$5,071,927 on the Texas project for geological and geophysical activities and costs during the year associated with a seven well exploration program;

•	$554,814 for lease acquisitions and geological and geophysical activities in the Montana area; and

•	$767,081 for other expenditures on oil and gas and office equipment, including costs for the acquisition of used steam generators.

Cash used in investing activities was $6,932,653 for the year ended April 30, 2007 and included expenditures of $7,274,445 as follows:

•	$4,244,360 for the acquisitions of the Chetopa, Deerfield Missouri, Kentucky Reserves and Trinity Sands projects;

•	$836,875 for capital expenditures on oil and gas assets, primarily for the Chetopa project, and other equipment;

•	$1,851,960 for an investment in our Trinity Sands project joint venture partner Energy Finders; and

•	$341,250 cash deposited in trust as contingent consideration for the Deerfield Missouri acquisition.

Financing Activities

Cash received from financing activities was $14,967,372 for the year ended April 30, 2009 (2008 - $321,388), and related to the cash proceeds of $14,839,887 from the 26,750,000 common share private placement and $127,485 cash proceeds from options and warrant exercises.

Subsequent to the year ended April 30, 2009, we issued to investors led by the ICO Fund 22,000 Series A convertible preferred shares, each having a stated value of US$100, for gross proceeds of US$2.2 million.

Our company did not have any debt obligations at April 30, 2009.

The Company's shares trade in the United States on the Over-the-Counter Bulletin Board exchange (OTC).  The number of outstanding shares and the number of shares that could be issued if all dilutive instruments are converted to shares at the following dates were:

	September 22,	April 30,	April 30,
	2009	2009	2008

Common shares outstanding	133,244,472	133,244,472	95,131,666

Stock options (1)	7,303,500	7,478,500	9,650,000
Warrants
Private placement (2)	-	-	18,682,623
Incentive (3)	-	-	12,575,000
Consulting (4)	-	-	6,000,000
Acquisition (5)	-	-	250,000
Warrants associated with Series A preferred shares (6)	15,400,000	-	-
Unit rights (7)	-	-	562,500
Convertible promissory notes (8)	-	-	7,356,000
Series A preferred shares (6)	31,428,571	-	-
Total potential shares (9)	187,376,543	140,722,972	150,207,789

(1)	Represents stock options to purchase common shares at prices from US$0.10 to US$1.57 per share, with expiry dates from March 15, 2011 through to July 17, 2012 and with various vesting terms.

(2)	Represented share purchase warrants issued in connection with private placement offerings. These warrants expired unexercised in fiscal 2008.

(3)	Represented warrants that entitled the holder to purchase common shares of the Company at a price of US$0.10 per share until January 15, 2009. These warrants expired unexercised.

(4)
Represented warrants granted to various investor relations and other contractors.  The consulting warrants were exercisable into one common share at an exercise price of US$0.50 and expired on January 5, 2009.  These warrants expired unexercised.

(5)
Represented warrants granted as partial consideration for the acquisition of the Teton and Loma prospects in Montana.  Each warrant was exercisable into one common share at a price of US$2.50 until April 24, 2009.  These warrants expired unexercised.

(6)
Pursuant to our August 28, 2009 arrangement with the ICO Fund, we issued 22,000 Series A convertible preferred shares, each with a stated value of US$100, to investors led by the ICO Fund.  The special rights and restrictions attached to the Series A preferred shares provide as follows: (i) the shares are convertible into shares of our common stock at US$0.07 per share; (ii) a quarterly cumulative dividend, based upon the stated value of the Series A preferred shares, is payable at the Company's election at a rate equal to either 5 percent, if paid in cash (15 percent upon certain events of default) or 7.5 percent, if paid in additional Series A preferred shares; (iii) upon liquidation, dissolution, winding up or sale of our company any outstanding Series A preferred shares will be paid out ahead of the common shares at a rate of two times the stated value of the Series A preferred shares; and (iv) after 12 months from the date of issue, our company may force the conversion of the Series A preferred shares provided: (A) production from the Deerfield Area (15,313 acres of our oil and gas leases located along the border of Missouri and Kansas) is 15,000 barrels of oil in a 30-day period, (B) our common shares have traded at or above US$0.25 per share for the preceding 20 consecutive trading days, and (C) the daily average dollar trading volume of our common shares has been in excess of US$75,000 per day for the same 20-day period.

In conjunction with the Series A preferred share offering, our company also issued to the subscribers thereunder 15,400,000 Series A warrants.  Each warrant allows the holder thereof to purchase a share in our common stock at US$0.25 per share until August 28, 2014.  After May 28, 2010, the warrants may be exercised on a cashless basis only in respect of common shares not included for unrestricted public resale in an effective registration statement on the date that notice of exercise is given to our company.

(7)
Represented rights to buy an additional 375,000 units under the same terms as a 2007 private placement. These rights, including the underlying common share purchase warrants, expired on August 28, 2008.

(8)
Represented common shares that could have been issued from the conversion of the principal and accrued interest of the convertible promissory notes at US$0.25 per share.  On June 20, 2008 the convertible promissory notes matured and were converted into 7,412,559 common shares of the Company.

(9)
Pursuant to the agreements with ICO Fund and Investors, until twelve months following the first occasion upon which the Company produces 3,000 barrels over a 30 day period (100 barrels per day average) from the Deerfield Area, the Investors have the option to purchase up to 20,000 Series B convertible preferred shares with a stated value of $100 each (the “Series B Preferred Shares”), for up to US$2,000,000 on similar terms to the Series A Preferred Shares except the conversion price is US$0.10 per common share.  After 12 months from the date of issue, the Company may force the conversion of the Series B Preferred Shares provided: i) production from the Deerfield Area is 30,000 barrels of oil in a 30 day period; ii) the common shares have traded at or above US$0.35 per share for the preceding 20 consecutive trading days; and iii) the daily average dollar trading volume has been in excess of US$150,000 per day for the same 20 day period. In conjunction with the Series B Preferred Share issuance, the Company will issue to the Investors up to 10,000,000 warrants.  Each warrant allows the holder to purchase a common share at US$0.35 per share for a period of five years from issuance.  After nine months from the date of issuance, a cashless conversion option is provided only with respect to warrant shares not included for unrestricted public resale in an effective registration statement on the date notice of exercise is given to the Company.

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

F.           Contractual Obligations

Subsequent to April 30, 2009, the Company re-negotiated the terms of its lease on its Calgary office.  The table below reflects the subsequently re-negotiated terms on the Calgary office lease commitments and other office and equipment leases over the upcoming five fiscal years:

	Contractual Obligations as at April 30, 2009 (in thousands of Canadian dollars)
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Operating Leases	$1,839	$317	$1,354	$168	$-
Total	$1,839	$317	$1,354	$168	$-

Pursuant to employment agreements with two senior officers, the Company is obligated to pay up to $450,000 under certain events around employment termination.

G.           Safe Harbour

Not applicable.

ITEM 6.                      DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.           Directors and Senior Officers

The following table sets out the names and business experience of each of our directors and senior officers, as of September 22, 2009:

Name and Age	Present Position with our Company	Date of Commencement of Office with our Company
R. William Thornton(1)(2) (54)	President, Chief Executive Officer and Director	December 21, 2006
George T. Stapleton, II(1)(3) (55)	Director	December 21, 2006
George Orr(4)(5) (48)	Director	December 21, 2006
Brian J. Evans(4) (59)	Director	February 19, 2007
Neil McCrank (66)	Director	July 17, 2008

(1)
Mr. Stapleton was the President of our company from December 21, 2006 to February 8, 2008 and the Chief Executive Officer from December 21, 2006 to January 23, 2009.  Mr. Thornton was appointed President of our company on February 8, 2008 and Chief Executive Officer of our company on January 23, 2009.

(2)	Mr. Thornton ceased to be our Chief Operating Officer on January 23, 2009.
(3)	Board Chairman.
(4)	Member of our audit committee.
(5)	Mr. Orr resigned as the Chief Financial Office and Treasurer of our company on October 22, 2008.

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

He has held senior management and executive positions in all aspects of oil and gas development and in particular enhanced recovery of heavy oil.  He was General Manger – Petroleum Engineering with Western OilSands, Vice-President Engineering with Petrovera Resources and Director of Primary Heavy Oil with Gulf Canada.  Prior to these positions he worked for 17 years with Murphy Oil on their various enhanced recovery projects and technology development.  During this time, Mr. Thornton spent 3 years working in Murphy's El Dorado, Arkansas and New Orleans, Louisiana offices overseeing engineering and operations on a large portion of Murphy's onshore U.S. production.

Mr. Thornton also has international experience, having worked in drilling operations in interior Peru and as part of a team negotiating a production sharing agreement in northern Iraq.  Mr. Thornton has been our Chief Operating Officer since January 1, 2007, our President since February 8, 2008 and our Chief Executive Officer since January 20, 2009.

George T. Stapleton, II

Mr. Stapleton received his civil engineering degree from Georgia Institute of Technology in 1975 and has 34 years of international experience in the offshore oil construction and service industry, project development, oil and gas exploration and production and energy infrastructure related projects.

Mr. Stapleton is currently a Director and the Chairman of the Board of our company. He is the Managing Member of Silicon Solutions, LLC and serves as a director of Exousia Advanced Materials, Inc., Valcent Products Inc. and PetroBeam, Inc.  He was formerly the Chief Executive Officer of MegaWest from December 2006 until January 2009. He was the Chief Operating Officer and a Director of Deerfield Energy LLC from 2005 and the President and a director of Trinity Sands Energy LLC from 2006 until each was acquired by MegaWest. He was formerly the President and remains a Director since 2004 of E-T Energy Ltd., a private Canadian company testing an electro-thermal approach to the production of bitumen from the Athabasca tar sands. From 2000 to 2002 he was responsible for the development of simulation based training packages for the energy and industrial sectors for Simulis, LLC. He was President - Products & Services for NEOppg Ltd. from 1998 to 2000 where he was responsible for the development of the services side of the company's business plan, focusing on a proprietary multilateral system, heavy oil production systems and artificial lift products. Prior to that he was Vice-President, Operations for Asian Tiger Energy Company, an independent oil company developing oil and gas projects, operating primarily in Southeast Asia.

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

George Orr

Mr. Orr is a chartered accountant and has several years experience dealing with public company reporting and administrative requirements.  Mr. Orr is currently:  a director and the Chief Financial Officer of Valcent Products Inc., a company listed on the OTC Bulletin Board that is engaged in the business of the design, development and marketing of innovative products intended for the mass consumer appeal; and has been a director, since August 9, 2007, of Pacific Copper Corp., a mining company engaged in exploration in Peru and Chile.  Additionally, Mr. Orr provides advisory services to a number of other reporting issuers and private companies.

Brian J. Evans

Since August 2006, Mr. Evans has served as the Executive Director of the Werklund Group, a private investment group and prior to that was a partner and associate counsel with Miller Thomson LLP, a national law firm.  Since 1997, Mr. Evans has been a director of CCS Income Trust, an income trust group that was until November 20, 2007 (when it ceased to be a public company) listed on the TSX and that provided energy and environmental waste management services, and Canadian Crude Separators Inc and CCS Inc. (the predecessors of CCS Income Trust).  Mr. Evans was a director of Tusk Energy Corporation until April, 2009 when the TSX-listed oil and gas producer with operations in western Canada was sold to Polar Star Canadian Oil and Gas Inc.

Neil McCrank

Mr. McCrank is Counsel to Borden Ladner Gervais LLP, a national law firm and he is a director of Alta Gas Income Trust, one of Canada’s largest integrated infrastructure and services companies.  He is Chairman of the Canadian Energy Research Institute (CERI), the Chair of the World Petroleum Council Canadian Association and a member of a number of associations including the Law Society of Alberta, the Canadian and Calgary Bar Association, and the Association of Professional Engineers, Geologists and Geophysicists of Alberta. Mr. McCrank is a director of Petrobank Energy and Resources Ltd.  From 1998 to 2007, Mr. McCrank was Chairman of Alberta Energy and Utilities Board (AEUB) where he was responsible for the direction and coordination of the board’s mandate governing energy resource development and utility matters in Alberta.  Mr. McCrank holds a science degree in Electrical Engineering and a law degree, both from Queen’s University in Kingston, Ontario, Canada.

Family Relationships

There are no family relationships between any of the directors or executive officers of our company.

There are no arrangements or understandings between any of our directors and/or executive officers and any other person pursuant to which that director and/or executive officer was selected.

B.           Compensation

Executive Compensation

In accordance with applicable securities legislation in Canada, the following executive compensation disclosure is provided in respect of our Chief Executive Officer, Chief Financial Officer and Chief Operating Officer as at April 30, 2009 and each of our three most highly compensated executive officers whose annual compensation exceeded $150,000 in the year ended April 30, 2009 (collectively, the Named Executive Officers).  During the year ended April 30, 2009, the aggregate compensation paid to all of our executive officers whose annual compensation exceeded $40,000 was $1,015,752 (see "Employment Agreements" below in this annual report for details on our employment agreements with Messrs. Stapleton, Orr and Thornton).

Summary Compensation Table

The following table sets forth a summary of all compensation paid during the years ending April 30, 2009, 2008 and 2007 to each of the Named Executive Officers.

Summary Compensation Table
Name and Principal Position	Year	Annual Compensation			Long Term Compensation			All Other Compen-sation ($)
		Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Awards		Payouts
					Securities Under Options (1)/ SARs (2) Granted (#)	Shares or Units Subject to Resale Restrictions (#)	LTIP (3) Payouts (#)
R. William Thornton President, Chief Executive Officer and Director (4)	2009 2008 2007	$250,000 $250,000 $83,333	- - $295,000	- - -	- - 1,500,000(5)	- - -	- - -	- -(6) -(6)
George T. Stapleton, II Director (7)	2009 2008 2007	$189,231 $236,899 $89,333	- - $335,000	- - -	- - 1,500,000(8)	- - -	- - -	- -(9) -(9)
George Orr Director(10)	2009 2008 2007	$66,965 $138,000 $46,000	- - -	- -	- - 1,500,000(11)	- - -	- - -	- - -
E. Wayne Sampson Vice President, Land	2009 2008 2007	$176,496 $168,000 $21,000	- - -	- -	- - 600,000(12)	- - -	- - -	- -(13) -
David Sealock Vice President, Corporate Services (14)	2009 2008 2007	$37,470 $160,800 $42,188	- - -	- - -	- 85,000(15) 600,000(16)	- - -	- - -	- -(17) -
Kelly Sledz Vice President, Finance (18)	2009 2008 2007	$110,550 $150,600 $13,009	- - -	- - -	- 300,000(19) 300,000(20)	- - -	- - -	- -(21) -
Pat McCarron Vice President, Operations	2009 2008 2007	$185,040 - -	$100,000 - -	- -	600,000(22) - -	- - -	- - -	- - -

(1)	"Options" includes all options, share purchase warrants and rights granted by our company as compensation for employment services or office.

(2)
"SAR" or "stock appreciation right" means a right granted by our company, as compensation for employment services or office, to receive cash or an issue or transfer of securities based wholly or in part on changes in the trading price of our company's publicly traded securities.

(3)
"LTIP" or "long term incentive plan" means a plan that provides compensation intended to motivate performance over a period greater than one fiscal year, but does not include Option or SAR plans or plans for compensation through shares or units that are subject to restrictions on resale.

(4)	Mr. Thornton was appointed our President on February 8, 2008 and our Chief Executive Officer on January 23, 2009. Mr. Thornton was our Chief Operating Officer from January 1, 2007 to January 23, 2009.

(5)
Represents 1,000,000 stock options exercisable at a price of US$0.50 per share until January 8, 2011 and 500,000 stock options exercisable at a price of US$0.10 per share until December 20, 2011.  Of the total options granted to the period, 500,000 were awarded for acting as director.

(6)
On June 26, 2007, Mr. Thornton was assigned 1,750,000 incentive warrants, exercisable at a price of US$0.10 per share until January 15, 2009, from Endurance Energy Consulting Ltd. as described below in "Item 7.B – Related Party Transactions".  The warrants were exercised into 1,750,000 common shares on April 10, 2008.

(7)	Mr. Stapleton was the President of our company from December 21, 2006 to February 8, 2008 and the Chief Executive Officer from December 21, 2006 to January 23, 2009.

(8)
Includes 1,000,000 stock options exercisable at a price of US$0.50 per share until January 8, 2011 and 500,000 stock options exercisable at a price of US$0.10 per share that were exercised on March 23, 2007.  Of the total options granted to the period, 500,000 were awarded for acting as director.

(9)
During the year ended April 30, 2007, our company completed three acquisitions that were considered related party transactions as described below "Item 7.B – Related Party Transactions".  As a result, George T. Stapleton, II, or a private company controlled by him, received 5,293,000 common shares and US$346,617 cash as consideration.

(10)	Mr. Orr was our Chief Financial Officer from December 21, 2006 to October 27, 2008.

(11)
Represents 1,000,000 stock options exercisable at a price of US$0.50 per share until January 8, 2011 and 500,000 stock options exercisable at a price of US$0.10 per share that were exercised on April 8, 2008.  Of the total options granted to the period, 500,000 were awarded for the role as director.

(12)
Represents 600,000 stock options originally exercisable at a price of US$1.00 per share until March 19, 2011 and modified on November 4, 2008 to 600,000 stock options exercisable at $0.15 per share until November 1, 2011.

(13)
Mr. Sampson was assigned 1,200,000 incentive warrants, exercisable at a price of US$0.10 per share until January 15, 2009, from Endurance Energy Consulting Ltd. as described below in "Item 7.B – Related Party Transactions". The warrants were exercised into 1,200,000 common shares on August 20, 2008.

(14)	Mr. Sealock resigned from our company effective June 27, 2008.

(15)	Represents 85,000 stock options exercisable at a price of US$2.20 per share until July 9, 2011 all of which have been forfeited.

(16)
Represents 600,000 stock options exercisable at a price of US$0.50 per share until January 8, 2011 of which 150,000 stock options were exercised in fiscal 2009.  The 450,000 unexercised options have been forfeited.

(17)
Mr. Sealock was assigned 1,200,000 incentive warrants, exercisable at a price of US$0.10 per share until January 15, 2009, from Endurance Energy Consulting Ltd. as described below in "Item 7.B – Related Party Transactions". The warrants were exercised on a cashless basis into 1,116,667 common shares on February 5, 2008.

(18)	Mr. Sledz resigned from our company effective January 23, 2009.

(19)
Represents 300,000 stock options originally exercisable at a price of US$1.70 per share until November 11, 2011 and modified on November 4, 2008 to 300,000 stock options exercisable at $0.15 per share until November 1, 2011, all of which have been forfeited.

(20)
Represents 300,000 stock options originally exercisable at a price of US$1.00 per share until February 28, 2011 and modified on November 4, 2008 to 300,000 stock options exercisable at $0.15 per share until November 1, 2011, all of which have been forfeited.

(21)
Mr. Sledz was assigned 850,000 incentive warrants, exercisable at a price of US$0.10 per share until January 15, 2009, from Endurance Energy Consulting Ltd. as described below in "Item 7.B – Related Party Transactions".  The warrants were exercised on a cashless basis into 790,972 common shares on February 5, 2008.

(22)
Represents 600,000 stock options originally exercisable at $0.46 per share until July 16, 2012 and modified on November 4, 2008 to 600,000 stock options exercisable at $0.15 per share until November 1, 2011.

Aggregated Options Exercised During the Year Ended April 30, 2009 and Year-End Option Values

The value of the unexercised Options or SARs held by each Named Executive Officer, based upon a closing price for our company's shares of US$0.03 on April 30, 2009, is as follows:

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized(1) ($)	Unexercised Options/SARs at April 30, 2009		Value of Unexercised in-the- money Options/SARs at April 30, 2009(2)
			Exercisable (#)	Unexercisable (#)	Exercisable ($)	Unexercisable ($)
R. William Thornton	-	-	1,500,000	-	-	-
George T. Stapleton, II	-	-	1,000,000	-	-	-
George Orr	-	-	1,000,000	-	-	-
E. Wayne Sampson	-(3)	-	-	600,000	-	-
David Sealock(4)	-	-	-	-	-	-
Kelly Sledz(5)	-	-	-	-	-	-
Pat McCarron	-	-	-	600,000	-	-

(1)
"Aggregate Value Realized" is calculated by determining the difference between the market value of the securities underlying the options or SARs at the date referred to and the exercise price of the options or SARs and is not necessarily indicative of the value (i.e. loss or gain) actually realized by the Named Executive Officers.

(2)
"in-the-money Options" means the excess of the market value of our company's shares on April 30, 2008 over the exercise price of the options.  Our company's shares trade on the Over-the-Counter-Bulletin Board in the United States.  The last trade on April 30, 2008 was as US$0.60 per share.  Therefore, these calculations are based upon the trading price of US$0.60 per share.

(3)
In addition to stock options, Mr. Sampson held 1,200,000 incentive warrants exercisable at a price of US$0.10 per share.   The incentive warrants were exercised into 1,200,000 common shares on August 28, 2008.

(4)	Mr. Sealock resigned from our company effective June 27, 2008.
(5)	Mr. Sledz resigned from our company effective January 23, 2009.

Option and SAR Repricings

Other than as set out herein, no options were re-priced during the year ended April 30, 2009. Effective November 4, 2008, our board of directors approved certain changes to certain employee stock options in an effort to strengthen employee relations.  The changes required that 4,543,500 outstanding stock options held by employees be returned and cancelled in exchange for 4,093,500 new stock options with an exercise price of US$0.15 per share, a then recent 30-day average trading price of our common stock.  The vesting period for the exchanged stock options began anew and was extended.

None of these new options granted to our directors or to our President and Chief Executive Officer have been exchanged or modified.

Retirement Benefits

We do not have in place any pension or actuarial plan to provide pension, retirement or similar benefits and no funds were set aside or accrued by our company or its subsidiaries during the fiscal year ended April 30, 2009 to provide pension, retirement or similar benefits.

Employment Agreements

We entered into an executive employment agreement made effective as of December 15, 2006 with R. William Thornton, whereby we have agreed to employ Mr. Thornton as our Chief Operating Officer as of January 1, 2007 (as of February 8, 2008 Mr. Thornton was appointed as our President and as of January 23, 2009 he resigned as our Chief Operating Officer and was appointed our Chief Executive Officer).  Pursuant to the agreement, Mr. Thornton will receive an annual salary of $250,000 and bonuses as may be determined by our board.  Upon execution of the agreement, we paid Mr. Thornton a signing bonus in the amount of US$250,000.  Mr. Thornton will be entitled to coverage under Directors and Officers Liability Insurance and Errors and Omission Insurance (with a minimum cover of at least $2,000,000 per occurrence), all at our company's expense.  If Mr. Thornton's employment is terminated for just cause or by Mr. Thornton without constructive dismissal, we will pay to Mr. Thornton the amount of his unpaid annual salary to and including the date of termination, any declared but unpaid bonus and all outstanding vacation pay and expense reimbursements.  If Mr. Thornton's employment is terminated by our company without just cause or by Mr. Thornton for constructive dismissal, then in addition to the foregoing amounts, Mr. Thornton will receive a severance payment in the amount of one year's annual salary plus $10,000 less applicable withholdings and deductions, in respect of lost benefits and notwithstanding any provisions of our company's stock plan, all stock options held by Mr. Thornton will automatically vest.  Additionally, in the event of a change of control (as defined below) of our company, we and/or Mr. Thornton may terminate Mr. Thornton's employment with our company, on which event, we will pay to Mr. Thornton the termination payments set out above.

A change of control is defined in the agreement as the occurrence of any of:  (i) the purchase or acquisition of shares of our common stock (or securities convertible thereto or carrying the right to acquire our common stock) as a result of which a person or group of persons, acting jointly or in concert, beneficially owns or exercises control or direction over shares of our common stock that would have the right to cast more than 50 percent of the votes attached to all our common stock; or (ii) approval by our shareholders of:  (A) an amalgamation, arrangement or combination of our company with another entity pursuant to which our shareholders immediately before such combination do not own securities of the successor or continuing entity which would entitle them to cast more than 50 percent of the votes attaching to all of our common stock immediately thereafter; (B) a liquidation, dissolution or winding-up of our company; (C) the sale, lease or other disposition of all or substantially all of the assets of our company; (D) the election at a meeting of our shareholders of a number of directors, who were not included in the slate for election as directors approved by our prior board of directors, and who would represent a majority of our board of directors, or (E) the appointment of a number of directors which would represent a majority of our board of directors and which were nominated by any holder of our voting shares or by any group of holders of our voting shares acting jointly or in concert and not approved by our prior board of directors.

As part of the agreement Mr. Thornton was granted 1,000,000 common share stock options with an exercise price of US$0.50 per share that expire January 5, 2011 and 500,000 common share stock options with an exercise price of US$0.10 per share that expire December 21, 2011.

We have an executive employment agreement with George T. Stapleton, II, whereby we have agreed to employ Mr. Stapleton as our Chief Executive Officer as of January 1, 2007.  Pursuant to the agreement, Mr. Stapleton will receive an annual salary of US$240,000 and performance bonuses as may be determined by our board.  As part of the agreement, we paid Mr. Stapleton a signing bonus in the amount of US$300,000.  Mr. Stapleton will be entitled to coverage under Directors and Officers Liability Insurance and Errors and Omission Insurance (with a minimum cover of at least $2,000,000 per occurrence), all at our company's expense.  If Mr. Stapleton's employment is terminated for just cause or by Mr. Stapleton without constructive dismissal, we will pay to Mr. Stapleton the amount of his unpaid annual salary to and including the date of termination, any declared but unpaid bonus and all outstanding vacation pay and expense reimbursements.  If Mr. Stapleton's employment is terminated by our company without just cause or by Mr. Stapleton for constructive dismissal, then in addition to the foregoing amounts, Mr. Stapleton will receive a severance payment in the amount of one year's annual salary plus $10,000 less applicable withholdings and deductions, in respect of lost benefits and notwithstanding any provisions of our company's stock plan, all stock options held by Mr. Stapleton will automatically vest.  Additionally, in the event of a change of control (as defined above) of our company, we and/or Mr. Stapleton may terminate Mr. Stapleton's employment with our company, on which event, we will pay to Mr. Stapleton the termination payments set out above.  As part of the agreement Mr. Stapleton was granted 1,000,000 common share stock options with an exercise price of US$0.50 per share that expire January 5, 2011 and 500,000 common share stock options with an exercise price of US$0.10 per share which were exercised on March 23, 2007.  Effective January 23, 2009, Mr. Stapleton resigned as our Chief Executive Officer, and accordingly our executive employment agreement with Mr. Stapleton was terminated.

Our board of directors approved an executive employment agreement with George Orr, whereby we have agreed to employ Mr. Orr as our Chief Financial Officer as of January 2, 2007.  Pursuant to the agreement, Mr. Orr will receive an annual salary of $138,000 and bonuses as may be determined by our board.  Mr. Orr will be entitled to coverage under Directors and Officers Liability Insurance and Errors and Omission Insurance (with a minimum cover of at least $2,000,000 per occurrence), all at our company's expense.  If Mr. Orr's employment is terminated for just cause or by Mr. Orr without constructive dismissal, we will pay to Mr. Orr the amount of his unpaid annual salary to and including the date of termination, any declared but unpaid bonus and expense reimbursements.  If Mr. Orr's employment is terminated by our company without just cause or by Mr. Orr for constructive dismissal, then in addition to the foregoing amounts, Mr. Orr will receive a severance payment in the amount of one year's annual salary plus $10,000 less applicable withholdings and deductions, in respect of lost benefits and notwithstanding any provisions of our company's stock plan, all stock options held by Mr. Orr will automatically vest.  Additionally, in the event of a change of control (as defined above) of our company, we and/or Mr. Orr may terminate Mr. Orr's employment with our company, on which event, we will pay to Mr. Orr the termination payments set out above. As part of the agreement Mr. Orr was granted 1,000,000 common share stock options with an exercise price of US$0.50 per share that expire January 5, 2011. As part of Mr. Orr's role as a director, our company granted 500,000 common share stock options with an exercise price of US$0.10 per share that were exercised on April 8, 2008.  Effective October 27, 2008, Mr. Orr resigned as our Chief Financial Officer and accordingly our executive employment agreement with Mr. Orr was terminated.

Compensation of Directors

No cash compensation was paid to any of our directors for services as a director during the year ended April 30, 2009.  Our company has no formal arrangement pursuant to which directors are compensated by us for their services in their capacity as directors, except for the granting from time to time of incentive stock options.  Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of our board.  Our board of directors may award special remuneration to any director undertaking any special services on our behalf, other than services ordinarily required of a director.  No director received and/or accrued any compensation for his services as a director, including committee participation and/or special assignments for the year ended April 30, 2009.

C.           Board Practices

Our directors are re-elected and our officers are re-appointed at the annual general meeting of our shareholders.  Our last annual general meeting was held on October 20, 2008, at which Messrs. Stapleton, Orr, Thornton, Evans, McCrank and Bloomer were re-appointed as directors of our company.  Effective May 26, 2008, Dr. Bloomer resigned as a director of our company and effective March 31, 2009, Mr. Holmes resigned as a director of our company.  Our board appointed two additional directors, Mr. Neil McCrank and Mr. Jack Holmes, Jr. on July 17, 2008 and August 13, 2008, respectively.

Each of our current directors and officers will continue to hold his respective office until his successor is elected or appointed, unless his office is earlier vacated under any of the relevant provisions of our articles or the Business Corporations Act (Alberta).

Pursuant to the terms of the Series A preferred shares offering, for so long as any Series A preferred shares remain issued and outstanding, the holders of the Series A preferred shares will have the right to nominate one director to be the board of our company, which director will begin to serve immediately if a vacancy then exists on our board.  In connection therewith, we are required to ensure that our articles and by-laws authorize a board of directors consisting of seven directors.  Furthermore, in the event that any Series B preferred shares are issued, then the holders of such shares will have the right to nominate a director to our board as long as Series B preferred shares remain issued and outstanding.

Other than an executive employment agreements entered into with R. William Thornton, there are also service contracts between our company and Sweetwater Capital, where George Orr, the former CFO is affiliated and Macleod Dixon, where Rick Skeith, the Secretary of the Board, is affiliated.

Our board of directors has four committees, namely: an audit, compensation, corporate governance and human resources, nominating committee and reserves committee as described below.  We do not have an executive committee of our board of directors.  With the recent addition of two new board members, our board will re-evaluate its committee memberships and composition.

Audit Committee

The terms under which the audit committee operates are set out in the Audit Committee Charter, which provides that the audit committee will, among other things:  (i) review and report to our board of directors our financial statements and MD&A and the auditor's report, if any, prepared in relation to those financial statements, before they are published; (ii) review our annual and interim earnings press releases we publicly disclose this information; satisfy itself that adequate procedures are in place for the review of our public disclosure of financial information extracted or derived from our financial statements and periodically assess the adequacy of those procedures; (iii) recommend to our board of directors the external auditor to be nominated for the purpose of preparing or issuing an auditor's report or performing other audit, review or attest services to our company, and the compensation of the external auditor; (iv) oversee the work of the external auditor engaged for the purpose of preparing or issuing an auditor's report or performing other audit, review or attest services for our company, including the resolution of disagreements between management and the external auditor regarding financial reporting; (v) monitor, evaluate and report to our board of directors on the integrity of the financial reporting process and the system of internal controls that management and the board of directors have established; (vi) monitor the management of the principal risks that could impact the financial reporting of our company; (vii) establish procedures for the receipt, retention and treatment of complaints received by our company regarding accounting, internal accounting controls, or auditing matters, and the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters; (viii) pre-approve all non-audit services to be provided to our company or its subsidiary entities by our company's external auditor; and (ix) review and approve our company's hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of our company.

The members of our company's audit committee are George Orr (Chairman) and Brian Evans.  Messrs. Orr and Evans are both considered to be independent members.  The test we use to determine the independence of our directors is that set out in the Canadian Securities Regulators' Multilateral Instrument 52-110 – Audit Committees.  The instrument provides that a member of an audit committee is independent if the member has no direct or indirect material relationship with the issuer (namely, a relationship which could, in the view of the issuer's board of directors, reasonably interfere with the exercise of a member's independent judgement).

Compensation Committee

On October 29, 2007, our board of directors appointed a compensation committee and approved a charter under which it will operate to discharge the Board's responsibilities relating to compensation of our company's Chief Executive Officer and our company's other executive officers, including the Chairman of the Board, President, Principal Financial Officer, Principal Accounting Officer (or Controller) and Vice President in charge of a principal business unit, division or function such as sales, administration or finance, any other officer who performs a policy-making function, or any other person who performs similar significant policy-making functions for our company (collectively, the Executive Officers).  The Committee has overall responsibility for approving and evaluating all compensation plans, policies and programs of our company as they affect the Executive Officers.  Prior to October 29, 2007, our corporate governance and human resources committee oversaw our company's compensation matters.

Currently, the responsibilities of the compensation committee are performed by the board as a whole.

Corporate Governance and Human Resources Committee

The function of the corporate governance and human resources committee is to assist our board of directors in fulfilling its oversight responsibilities, primarily through: (i) overseeing the management of programs, including, but not limited to: (A) our company's compensation program, including, but not limited to: benefits program, employee salary and bonus program, stock option program and group savings plan, and (B) corporate policy and procedure process and controls; and (ii) providing an avenue of communication for internal operations.  The charter under which the corporate governance and human resources committee operates is attached hereto as Exhibit 99.3.

Currently, the responsibilities of the corporate governance and human resources committee are performed by the board as a whole.

Nominating Committee

On October 29, 2007, our board of directors appointed a nominating committee and approved a charter under which it will operate and be responsible for, including: (i) identifying and recommending to our board of directors individuals qualified to be nominated for election to the board; (ii) recommending to our board the members and chairman for each board committee; (iii) overseeing the annual self-evaluation of the performance of the board and the annual evaluation of our company's management; and (iv) establishing a process for nominating and evaluating new members of our board of directors.

Currently, the responsibilities of the nominating committee are performed by the board as a whole.

Reserves Committee

On August 13, 2008, our board of directors appointed R. William Thornton, Neil McCrank and Jack Holmes, Jr. (who resigned as a director effective March 31, 2009) as members of a reserves committee.  A chairman has not been appointed and a charter has not been approved to date.  The purpose of the reserves committee will be to oversee the engagement of independent reserve engineers and to assist the board of directors with its regulatory reporting obligations of reserves.

Currently the responsibilities of the reserves committee are performed by the board as a whole.

D.           Employees

As at September 22 2009, we employed 10 full-time equivalent people.

E.           Share Ownership

Our authorized share structure consists of an unlimited number of common shares without par value and an unlimited number of preferred shares without par value.

The following table identifies the number of our company's outstanding shares as at September 22, 2009 and the number of common shares that could be issued if all of our dilutive securities were converted into shares.

September 22, 2009
Common shares outstanding	133,244,472
Stock options	7,303,500(1)
Series A preferred shares issued to ICO Fund and Investors	31,428,571(2)
Series A issued to ICO Fund and Investors	15,400,000(2)
Total	187,376,543

(1)
Represents stock options to purchase shares of our common stock at prices from US$0.10 to US$1.57 per share, with expiry dates from January 8, 2011 through August 13, 2012 and with various vesting terms.  Effective November 4, 2008, our board of directors approved certain changes to certain employee stock options in an effort to strengthen employee relations.  The changes required that 4,543,500 outstanding stock options held by employees be returned and cancelled in exchange for 4,093,500 new stock options with an exercise price of US$0.15 per share (a then recent 30-day average trading price of our common stock).  The vesting period for the exchanged stock options began anew and was extended.  None of these new options granted to our directors or to our President and Chief Executive Officer have been exchanged or modified.

(2)
Pursuant to our August 28, 2009 arrangement with the ICO Fund, we issued 22,000 Series A convertible preferred shares, each with a stated value of US$100, to investors led by the ICO Fund.  The special rights and restrictions attached to the Series A preferred shares provide as follows: (i) the shares are convertible into shares of our common stock at US$0.07 per share; (ii) a quarterly cumulative dividend, based upon the stated value of the Series A preferred shares, is payable at the Company's election at a rate equal to either 5 percent, if paid in cash (15 percent upon certain events of default) or 7.5 percent, if paid in additional Series A preferred shares; (iii) upon liquidation, dissolution, winding up or sale of our company any outstanding Series A preferred shares will be paid out ahead of the common shares at a rate of two times the stated value of the Series A preferred shares; and (iv) after 12 months from the date of issue, our company may force the conversion of the Series A preferred shares provided: (A) production from the Deerfield Area (15,313 acres of our oil and gas leases located along the border of Missouri and Kansas) is 15,000 barrels of oil in a 30-day period, (B) our common shares have traded at or above US$0.25 per share for the preceding 20 consecutive trading days, and (C) the daily average dollar trading volume of our common shares has been in excess of US$75,000 per day for the same 20-day period.

In conjunction with the Series A preferred share offering, our company also issued to the subscribers thereunder 15,400,000 Series A warrants.  Each warrant allows the holder thereof to purchase a share in our common stock at US$0.25 per share until August 28, 2014.  After May 28, 2010, the warrants may be exercised on a cashless basis only in respect of common shares not included for unrestricted public resale in an effective registration statement on the date that notice of exercise is given to our company.

Of the above securities, our Directors and Named Executive Officers owned the following common shares as of September 22, 2009:

Name Office Held	Common Shares		Options and Dilutive Securities Exercisable for Common Shares(1)
	Number Beneficially Owned	Percentage of Class	Number Beneficially Owned (unexercised)	Exercise Price	Expiry Date
R. William Thornton President and Chief Executive Officer and Director	4,595,000	3.5%	1,000,000	US$0.50	January 8, 2011
			500,000	US$0.10	December 20, 2011
George T. Stapleton, II Director	7,765,643	5.8%	1,000,000	US$0.50	January 8, 2011
George Orr Director	500,000	1.0%	1,000,000	US$0.50	January 8, 2011
E. Wayne Sampson Vice President, Land	1,340,000	1.0%	600,000	US$0.15	November 1, 2011
Brian J. Evans Director	10,000	1.0%	500,000	US$1.00	February 20, 2012
Pat McCarron Vice President, Operations	-	-	600,000	US$0.15	November 1, 2011
D. Richard Skeith Corporate Secretary	-	-	-	-	-
Neil McCrank Director	-	-	500,000	US$0.45	July 17, 2012

(1)
Includes vested and unvested stock options under our company's Canadian equity incentive plan, amended and restated on June 5, 2008, as amended and restated, and our company's U.S. equity incentive plan, amended and restated on June 5, 2008.

Stock Options and Equity Incentive Plans

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

Canadian Equity Incentive Plan

The Canadian equity incentive plan was adopted by our board of directors and became effective on June 5, 2008.  The material terms of the plan are: (i) the total number of shares of our common stock that may be awarded under the plan plus the total number of shares of our common stock that may be awarded under the U.S. equity incentive plan under a stock option plan, dated June 5, 2008, for United States based employees cannot exceed 10 percent of the total number of shares of our common stock issued and outstanding from time to time; (ii) the plan administrator is appointed by the board of directors; (iii) the term of the plan is indefinite; (iv) awards eligible to be awarded under the plan include stock options, stock appreciation rights, restricted stock units, performance awards and other stock based awards; (v) options are subject to adjustment in the event of s subdivision or consolidation of our common shares, an amalgamation, or other corporate event affecting our common shares; and (vi) the board determines the date of grant, the number of optioned shares, the exercise price per share, the vesting period and term.  The minimum exercise price of any option granted under the plan is the weighted average price of our common shares on the principal stock exchange on which our common shares trade for the five trading days prior to and including the date of grant.

The Canadian equity incentive plan is filed as Exhibit 4.37 to our annual report on Form 20-F filed on August 29, 2008.

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

As of February 19, 2007 and August 9, 2007, our Canadian stock option plan was amended and restated as follows: (i) to provide that the total number of shares of our common stock that may be issued upon the exercise of stock options issued under the plan plus the total number of shares of our common stock that may be issued upon the exercise of stock options issued under a stock option plan, dated January 5, 2007, for United States based employees cannot exceed 20 percent of the total number of shares of our common stock issued and outstanding from time to time; (ii) to set out the circumstances under which the number and class of shares issuable upon the exercise of a stock option will be adjusted; (iii) to allow for the immediate vesting of all unexpired and unvested stock options in the event of a change of control of our company and for the acceleration of the vesting of stock options at the discretion of the administrator appointed under the plan; (iv) to set out how the exercise price of a stock option may be paid and specifically to provide for a (cashless) net exercise option; (v) to provide that our company's obligation to issue shares upon the exercise of a stock option is dependant upon certain factors, including the compliance of the shares with any applicable laws; (vi) to provide an option holder is responsible for the payment of any withholding taxes in respect of the exercise of a stock option; (vii) to set out the discretion of our board of directors in respect of various matters concerning the interpretation of the plan and the granting and exercise of stock options and, specifically, the discretion to extend the expiry date of the stock options and to determine the price per share at which a stock option may be exercised; and (viii) to correct minor typographical and grammatical errors and inconsistencies in the text of the plan.

The Canadian stock option plan was replaced by the Canadian equity incentive plan on June 5, 2008.

U.S. Equity Incentive Plan

The U.S. equity incentive plan was adopted by our board of directors and became effective on June 5, 2008.  The material terms of the plan are: (i) the total number of shares of our common stock that may be awarded under the plan plus the total number of shares of our common stock that may be awarded under the Canadian equity incentive plan under a stock option plan, dated June 5, 2008, for Canadian based employees cannot exceed 10 percent of the total number of shares of our common stock issued and outstanding from time to time; (ii) the plan administrator is appointed by the board of directors except that the board of directors may, in its discretion, establish a committee composed of two or more members of the board or two or more other persons to administer the plan; (iii) the term of the plan is 10 years; (iv) awards eligible to be awarded under the plan include stock options, stock appreciation rights, restricted stock units, performance awards and other stock based awards; (v) options are subject to adjustment in the event of s subdivision or consolidation of our common shares, an amalgamation, or other corporate event affecting our common shares; and (vi) the board determines the date of grant, the number of optioned shares, the exercise price per share, the vesting period and term.  The minimum exercise price of any option granted under the plan is the weighted average price of our common shares on the principal stock exchange on which our common shares trade for the five trading days prior to and including the date of grant.

The U.S. equity incentive plan is filed as Exhibit 4.38 to our annual report on Form 20-F filed on August 29, 2008.

U.S. Stock Option Plan

As of January 5, 2007, our board of directors adopted a stock option plan for U.S. resident directors, senior officers, employees and consultants.  The material terms of the plan were:  (i) the number of shares of our common stock reserved for issuance under the plan was 20 percent of the issued and outstanding shares of our common stock from time to time less the number of stock options granted under our Canadian stock option plan; (ii) the plan was administered by our board of directors, except that the board of directors may, in its discretion, establish a committee composed of two or more members of the board or two or more other persons to administer the plan; (iii) incentive stock options (stock options which qualify under Section 422 of the Internal Revenue Code of 1986 (United States) may be granted to any individual who, at the time the option is granted, is resident in the U.S. and who is an employee of our company or any related corporation; (iv) non-qualified stock options (stock options that do not qualify under Section 422 of the Internal Revenue Code of 1986) may be granted to employees and to such other persons who are not employees as the plan administrator shall select, subject to any applicable laws; (v) the plan provides that, generally, the number of shares subject to each stock option, the exercise price, the expiry time, the extent to which such stock option is exercisable and other terms and conditions relating to such stock options will be determined by the board of directors of our company or any committee to which such authority is delegated by the board from time to time; (vi) the term of the stock options granted under the plan will not exceed ten years from the date of grant, provided that the term of the stock options will be reduced upon the death of an option holder or if an option holder ceases to be employed by or hold office with our company; (vii) the vesting of stock options granted under the plan will be in 25 percent increments, beginning one year from the date of the grant, provided that the plan allows for the immediate vesting of all unexpired and unvested stock options in the event of a change of control of our company and for the acceleration of the vesting of stock options at the discretion of the administrator appointed under the plan; (viii) the exercise price of the stock options will be determined by the plan administrator in compliance with applicable laws, including the rules of an applicable stock exchange or national market system; and (ix) the plan will terminate when all of the stock options, available for grant thereunder, have been granted or when the plan is otherwise terminated by our company (provided that any stock options outstanding when the plan is terminated will remain in effect until they are exercised or expire).

The U.S. stock option plan was replaced by the U.S. equity incentive plan on June 5, 2008.

ITEM 7.                      Major Shareholders and Related Party Transactions

A.           Major Shareholders

As of September 22, 2009, there were 133,244,472 shares of our common stock issued and outstanding.  The following table sets out persons known to us to be the beneficial owners of more than 5 percent of the issued and outstanding shares of our common stock as of September 22, 2009:

Shareholder	Amount Owned	Percentage of Class(1)
Sprott Asset Management Inc.	9,550,000	7.2%
Agosto Corporation Limited	8,442,201	6.4%
George T. Stapleton, II, director	7,765,643	5.8%

(1)	Based on 133,244,472 shares of our common stock issued and outstanding as of September 22, 2009.

The voting rights of our major shareholders do not differ from the voting rights of shareholders who are not major shareholders.

Since our previous fiscal year end April 30, 2008, we issued 38,112,806 shares of our common stock to date.  Since the second-previous year ended April 30, 2007, we have 60,808,422 shares of our common stock to date.

As of September 22, 2009, Computershare Ltd., our registrar and transfer agent, reported that of the 133,244,472 issued and outstanding shares of our common stock, 81,094,526 shares were registered to Canadian residents (227 shareholders), 47,495,616 shares were registered to residents of the U.S. (57 shareholders) and 4,654,330 shares were registered to residents of countries other than Canada or the U.S. (9 shareholders).

To the best of our knowledge, we are not directly or indirectly owned or controlled by another corporation, by any foreign government or by any other natural or legal person.

There are no arrangements known to us, the operation of which may at a subsequent date result in a change in the control of our company.

B.           Related Party Transactions

Other than as set out herein, to the best of our knowledge, there have been no material transactions or loans from May 1, 2008 to August 28, 2009 between our company and: (i) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, our company; (ii) associates; (iii) individuals owning, directly or indirectly, an interest in the voting power of our company that gives them significant influence over our company, and close members of any such individual's family; (iv) key management personnel of our company, including directors and senior management of our company and close members of such individuals' families; and (v) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (iii) or (iv) or over which such a person is able to exercise significant influence.

The Company incurred the following related party transactions during the years ended April 30, 2009, 2008 and 2007.  These transactions were measured at the exchange amount, which is the amount agreed upon by the transacting parties.

A director and the former Chief Financial Officer (CFO) was affiliated with a private company that provided MegaWest A director and the former Chief Financial Officer (CFO) was affiliated with a private company that provided MegaWest with administrative services.  For the years ended April 30, 2009, 2008 and 2007 the Company paid $13,145, $211,474 and $75,000, respectively for these services.  This contract, which expired in November 2008, has not been extended.

During the year ended April 30, 2009 Company paid $116,416 in professional fees to a law firm, where the Corporate Secretary of the Company is a partner.

During the year ended April 30, 2007, the Company incurred $87,608 in general and administrative costs to entities controlled by former directors.

The acquisitions of the assets of Deerfield Energy Kansas Corp. (Deerfield Kansas), Deerfield, Energy LLC (Deerfield Missouri) and Trinity Sands Energy LLC (Trinity) were considered related party transactions, since at the respective acquisition dates the President and Chief Executive Officer of the Company, was also the Chief Executive Officer and a unitholder of Trinity (47.37 percent of issued and outstanding units) and the Chief Operating Officer and unitholder of Deerfield Missouri (15.86 percent of the issued and outstanding units), which is also the parent company of Deerfield Kansas.  As a result, the Chief Executive Officer of the Company, or a private company controlled by him, received: (i) 39,650 of the common shares issued for the assets of Deerfield Kansas, (ii) 753,350 common shares and $291,702 cash from Deerfield Missouri, including a change in control fee, and (iii) 45,000 class B exchange shares of our subsidiary, MegaWest USA, that were converted into 4,500,000 common shares and $107,763 cash of the consideration issued to Trinity.

ITEM 8.                      Financial Information

Financial Statements filed as part of this Annual Report
-	Report of Independent Registered Public Accounting Firm, KPMG LLP, dated August 28, 2009, on the Consolidated Financial Statements of our company as at April 30, 2009
-	Consolidated Balance Sheets at April 30, 2009 and 2008
-	Consolidated Statements of Operations, Comprehensive Loss and Deficit for the years ended April 30, 2009, 2008 and 2007
-	Consolidated Statements of Cash Flows for the years ended April 30, 2009, 2008 and 2007
Reconciliation to U.S. GAAP
-	Auditors' Report dated August 28, 2009, together with Comments by Auditor for U.S. Readers in Canada – U.S. Reporting Difference
-	Supplemental note of reconciliation to U.S. GAAP as of April 30, 2009 and 2008 and for each of the years ended April 30, 2009 and 2008

The financial statements can be found under "Item 18 - Financial Statements" below.

Significant Changes

Other than as disclosed herein, no significant change has occurred in our financial statements since the fiscal year ended April 30, 2009.

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

The annual high and low market prices for our common shares for the five most recent full fiscal years are as follows:

Year Ended	TSX Venture Exchange		OTC Bulletin Board
	High	Low	High	Low
April 30, 2009	N/A	N/A	US$0.705	US$0.01
April 30, 2008	N/A	N/A	US$2.75	US$0.40
April 30, 2007	N/A	N/A	US$2.75	US$0.50
April 30, 2006	N/A	N/A	US$1.01	US$0.30
April 30, 2005	N/A	N/A	No trades	No trades

The high and low market prices for our common shares for each full financial quarter for the two most recent full fiscal years on the OTC Bulletin Board were as follows:

Quarter Ended	OTC Bulletin Board
	High	Low
April 30, 2009	US$0.07	US$0.02
January 31, 2009	US$0.12	US$0.01
October 31, 2008	US$0.45	US$0.08
July 31, 2008	US$0.705	US$0.42
April 30, 2008	US$0.86	US$0.40
January 31, 2008	US$1.80	US$0.81
October 31, 2007	US$2.35	US$1.50
July 31, 2007	US$2.75	US$1.80

The high and low market prices of our common shares for each of the most recent six months, from February, 2009 through August 2009, on the OTC Bulletin Board were as follows:

Month Ended	OTC Bulletin Board
	High	Low
August 31, 2009	US$0.11	US$0.042
July 31, 2009	US$0.05	US$0.024
June 30, 2009	US$0.0475	US$0.03
May 31, 2009	US$0.05	US$0.0275
April 30, 2009	US$0.07	US$0.0275
March 31, 2009	US$0.04	US$0.02

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

B.           Memorandum and Articles of Association

Our company was incorporated under the laws of the Province of British Columbia, Canada on February 8, 2000.  At a meeting of the shareholders of our company on October 29, 2007, the shareholders approved the continuance of our company from the Province of British Columbia into the Province of Alberta under the Business Corporations Act (Alberta).  Effective February 12, 2008, our company continued into the Province of Alberta under the Business Corporations Act (Alberta) and we ceased to be a company organized under the Business Corporations Act (British Columbia).  Set out below is a summary of various provisions of our articles of continuance and by-laws prescribed by the Business Corporations Act (Alberta) in respect of:  (i) objects and purposes: (ii) directors; (iii) authorized capital; (iv) rights, preference and restrictions attached to our classes of shares; (v) shareholder meetings; and (vi) limitation on rights of non-Canadians; (vii) delay of change of control; and (viii) reporting of share ownership.

Objects and Purposes

Neither our articles nor by-laws contain a description of our objects and purposes.

Directors

Neither our articles nor by-laws restrict:  (i) a director's power to vote on a proposal, arrangement or contract in which the director is materially interested; or (ii) our directors' power, in the absence of an independent quorum, to vote compensation to themselves or any members of their body.  Our by-laws provide that our directors may, without shareholder approval, borrow money upon the credit of our company, issue and sell bonds or debentures and provide guarantees.  Neither our articles nor by-laws set out a mandatory retirement age for our directors and our directors are not required to own securities of our company in order to serve as directors.

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

With the exception of special resolutions (i.e. resolutions in respect of fundamental changes to our company, including: the sale of all or substantially all of its assets, an merger or other arrangement or an alteration to our company's authorized capital) that require the approval of 2/3s of the votes cast by shareholders (holding common stock) entitled to vote at a meeting, either in person or by proxy, resolutions to approve matters brought before a meeting of our shareholders require approval by a simple majority of the votes cast by shareholders entitled to vote at a meeting, either in person or by proxy.

Shareholder Meetings

The Business Corporations Act (Alberta) provides that:  (i) meetings of shareholders must be held in Alberta, unless otherwise provided in a company's by-laws; (ii) directors must call an annual general of shareholders not later than 15 months after the last preceding annual general;  (iii) for the purpose of determining shareholders entitled to receive notice of or vote at meetings of shareholders, the directors may fix in advance a date as the record date for that determination, provided that such date shall not precede by more than 50 days or by less than 21 days the date on which the meeting is to be held; (iv) a quorum of shareholders is present at a meeting if the holder or the holders of a majority of shares entitled to vote at the meeting are present in person or represented by proxy (This is modified by our by-laws which provide that the quorum for the transaction of business at a meeting of our shareholders is two persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least 5 percent of the issued shares entitled to be voted at the meeting.); (v) the holders of not less than five percent of the issued shares entitled to vote at a meeting may requisition the directors to call a meeting of shareholders for the purposes stated in the requisition; (vi) only shareholders entitled to vote at the meeting, our directors and our auditor are entitled to be present at a meeting of shareholders; and (vii) upon the application of a director or shareholder entitled to vote at the meeting, the Court of Queens Bench of Alberta may order a meeting to be called, held and conducted in a manner that the Court directs.

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

Delay of Change of Control

Pursuant to the provisions of the Business Corporations Act (Alberta), at each annual general meeting of our shareholders all of our directors retire and the shareholders appoint a new board of directors.  Each director holds office until our next annual general meeting unless:  (i) he dies or resigns; (ii) he is removed by ordinary resolution of our shareholders (or class or series of shareholders if such class or series has the exclusive right to elect one or more directors); or (iii) the director becomes disqualified to hold officer, as provided under the Business Corporations Act (Alberta).  A director appointed or elected to fill a vacancy on our board holds office for the unexpired term of his predecessor (generally, until our next annual general meeting).

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

Effective August 28, 2009, our wholly-owned subsidiary, MegaWest Energy Missouri Corp. (MegaWest Missouri) entered into a purchase and sale agreement with Mega Partners 1, LLC, (MP 1), an affiliate of the Iroquois Capital Opportunity Fund, L.P., pursuant to which we sold a 10 percent working interest in our existing land and enhanced recovery projects on 15,313 acres of our oil and gas leases located in Missouri and Kansas (the Deerfield Area), including our Grassy Creek and Marmaton River projects, for the purchase price of US$2 million.

Effective August 28, 2009, MegaWest Missouri entered into an operating agreement relating to the operation of the Grassy Creek and Marmaton projects and the exploration and development of future projects within the Deerfield Area.  In particular, the operating agreement provides as follows:  (i) MegaWest Missouri will operate any existing and future projects in the Deerfield Area; (ii) each party to the operating agreement will pay its proportionate share of development and operating costs; and (iii) MP 1 will have the right to acquire up to an additional 10 percent working interest in future development within the Deerfield Area, on a project-by-project basis, by paying up to a US$300,000 equalization payment per project and thereafter its proportionate share of all future development and operating costs in respect of each project.

Pursuant to a side letter agreement entered into effective August 28, 2009, between MegaWest Missouri and MP 1, we granted MP 1 the option to acquire up to a 20 percent proportionate interest in any of our properties outside of the Deerfield Area by paying a proportionate 133 percent share of our costs-to-date in respect of such property until the later of the full redemption or conversion of the Series A or Series B preferred shares (issued pursuant to the arrangement with the ICO Fund) are issued and outstanding and August 27, 2011; and (ii) the option to participate with our company in any future oil and gas property acquisitions for a proportionate 20 percent share of the cost of any such acquisition until the later of the full redemption or conversion of the Series A or Series B preferred shares and August 27, 2011.

In respect of an offering that was completed on August 28, 2009, we entered into a form of private placement subscription agreement pursuant to which we issued to various investors led by the Iroquois Capital Opportunity Fund, L.P. 22,000 Series A convertible preferred shares, each with a stated value of US$100, for aggregate gross proceeds of US$2.2 million.  In conjunction with the offering of the Series A preferred shares, we also issued to the subscribers thereunder: (i) Series A warrants, each warrant entitling the holder thereof to purchase one share in our common stock at US$0.007 per share; and (ii) additional investment rights consisting of the right to purchase a Series B convertible preferred share convertible into our common stock and Series B warrants representing the right to purchase our common stock.

In addition, the form of subscription agreement provides that:  (i) we will file a registration statement, if required, to be in effect at the time of conversion with respect to the common shares underlying the Series A or Series B preferred shares and the warrants related to each issuance; (ii) certain liens against our properties are prohibited and consent of a majority interest of the subscribers is required for certain actions that would adversely change the rights of the subscribers while either the Series A or Series B preferred shares are issued and outstanding; (iii) if we issue certain common stock or securities exchangeable into common stock at a price less than the conversion price of the outstanding Series A or Series B preferred shares, then we will adjust the conversion price of the said preferred shares to this lower price; (iv) the conversion price of the Series A or Series B preferred shares will be adjusted proportionately to take account of any dividends on common stock splits or consolidations, or reclassification of common stock; (v) our company is prohibited from pledging its properties under certain circumstances and our company is prohibited from selling a majority interest in its properties without the consent of a majority interest of the subscribers as long as the Series A or Series B preferred shares are issued and outstanding.  Such majority interest consent is also required for certain actions that would adversely change the rights of the subscribers while either the Series A or Series B preferred shares are issued and outstanding.  These negative pledges do not pertain to the Series B preferred shares unless Series B preferred shares having a face value of more than US$1,400,000 have been issued; (vi) while Series A preferred shares are issued and outstanding, the Series A preferred shareholders have the right to nominate one director to our board.  Should Series B preferred shares be issued, the holders of such shares will have the right to nominate one additional director to our board; (vii) certain default provisions result in the dividend rate increasing to 15 percent payable in cash during the event of default; (viii) until August 28, 2010, the ICO Fund has a right of first refusal with respect to any financings or equity linked debt offerings conducted by us; and (ix) we have agreed to pay US$75,000 of the ICO Fund's legal fees and to engage a technology consulting firm recommended by the ICO Fund for six months at a cost not to exceed US$20,000 per month.

On July 13, 2009, we entered into an agreement with Electro-Petroleum, Inc. (EPI) to evaluate the testing and potential commercial application of its proprietary Electronically Enhanced Oil Recovery (EEOR) technology for recovery of oil from the Clear Creek Area of our Missouri leases.  Our company and EPI will jointly undertake the review and design of a demonstration project for the EEOR process.  Successful results from the demonstration project would lead to the design and implementation of a commercial scale project on leases held by our company, and EPI would earn a working interest on all acreage developed using the EEOR technology.

On April 9, 2009, we entered into an amending agreement with our joint venture partner, Kentucky Reserves II, LLC (KRII) to resolve its outstanding work commitments under the Kentucky membership unit purchase agreement.  Pursuant to the amending agreement, our company's work program obligations and attendant penalty payment provisions under the purchase agreement were terminated in consideration for: (i) a reduction in our working interest in the shallow rights (on the Kentucky land) from 62.5 percent to 37.5 percent; (ii) our transfer of ownership of the Kentucky leases to KRII; and (iii) our obligation to continue to pay, directly to the lessors of the lands which make up the Kentucky project, lease rental for the 24-month period commencing March 1, 2009 (estimated to be $225,000).

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

In respect of a private placement that was completed on January 5, 2007, we entered into a form of private placement subscription agreement with various accredited investors whereby we issued 8,425,000 units, at a price of US$0.50 per unit, for aggregate proceeds of $4,992,234, each of which units consists of one share of our common stock and one-half of one common share purchase warrant, with each whole warrant entitling the holder to purchase an additional share of our common stock at an exercise price of US$1.00 per share for a period of one year.  On December 14, 2007, the term of the common share purchase warrants was extended was extended six months and they expired on July 5, 2008.

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

Pursuant to a consulting agreement with PowerOne Capital Markets Limited dated effective December 20, 2007, we agreed to retain PowerOne to perform capital raising activities.  As compensation for services to be rendered, it was agreed that PowerOne would receive unit rights to acquire units on the same terms as the January 5, 2007 and March 1, 2007 private placements.  The number of units rights was negotiated in an arms length manner between PowerOne and our company on the basis of PowerOne's estimation of the then present value of the underlying common stock and our estimation of the services to be provided.

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

Except as provided in the Investment Canada Act, there are no limitations specific to the rights of non-Canadians to hold or vote our common stock under the laws of Canada or Alberta, or in our charter documents.  The following summarizes the principal features of the Investment Canada Act for non-Canadian residents proposing to acquire our common stock

The Investment Canada Act governs the acquisition of Canadian businesses by non-Canadians.  Under the Investment Canada Act, non-Canadian persons or entities acquiring "control" (as defined in the Investment Canada Act) of a corporation carrying on business in Canada are required to either notify, or file an application for review with, Industry Canada.  Industry Canada may review any transaction which results in the direct or indirect acquisition of control of a Canadian business, where the gross value of corporate assets exceeds certain threshold levels (which are higher for investors from members of the World Trade Organization, including United States residents, or World Trade Organization member-controlled companies) or where the activity of the business is related to Canada's cultural heritage or national identity. No change of voting control will be deemed to have occurred, for purposes of the Investment Canada Act, if less than one-third of the voting control of a Canadian corporation is acquired by an investor.

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

Certain transactions relating to our common stock would be exempt from the Investment Canada Act, including:

•	the acquisition of our common stock by a person in the ordinary course of that person's business as a trader or dealer in securities;

•
the acquisition of control of our company in connection with the realization of security granted for a loan or other financial assistance and not for a purpose related to the provisions of the Investment Canada Act; and

•
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

As used in this section the term "U.S. Holder" denotes the beneficial owner of one or more shares of our common stock who is:

•	an individual citizen or resident of the United States;

•	a corporation, or entity taxable as a corporation, that is created or organized under the laws of the United States or of any political subdivision thereof or the District of Columbia;

•	an estate whose income is taxable in the United States irrespective of source; or

•
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

•
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

•
to the extent such dividend distributions exceed our current or accumulated earnings and profits, as determined for United States federal income tax purposes, the amount of any distribution so received will:  (i) first be applied to reduce a U.S. Holder's adjusted basis in our common stock, and, as a return of basis, will not be subject to United States federal income tax; and (ii) thereafter, any residual amount of such distribution will be treated as a gain from the sale or exchange of our common stock, which amount is taxable as a capital gain.

•
Any taxable dividends received on shares of our common stock by a U.S. Holder who is an individual, a trust or an estate (an "Individual Holder") will be treated as qualified dividend income, which is subject to tax at preferential rates through December 31, 2010, provided that:

•
we are a qualified foreign corporation—one eligible for the benefits of a comprehensive income tax treaty with the United States, which the United States Treasury Department has determined to be satisfactory for this purpose and which includes an exchange of information program—for which purposes the Canada-US Income Tax Convention (1980) qualifies;

•
we are not a passive foreign investment company for the taxable year during which the dividend is paid or the immediately preceding taxable year (which we do not believe we are, have been or anticipate that we will be);

•	the Individual Holder has held the common stock for more than 60 days during the 121-day period beginning 60 days prior to the date on which the common stock become ex-dividend; and

•	the Individual Holder is not obligated to make related payments with respect to positions in substantially similar or related property.

Special rules may apply to any extraordinary dividend—a dividend equal to or in excess of 10 percent of a shareholder's adjusted basis, or, under certain circumstances, the fair market value, of a share of common stock—requiring that such a distribution be treated as qualified dividend income. Any loss from the sale or exchange of shares of our common stock with respect to which an Individual Holder has received an extraordinary dividend treated as qualified dividend income will be deemed a long-term capital loss to the extent of such dividend. Taxable extraordinary dividends not treated as qualified dividend income will be taxed as ordinary income, rather than as capital gains.

Foreign Tax Credit

A U.S. Holder who pays, or has withheld from distributions, Canadian income tax with respect to the ownership of shares of our common stock may be entitled, at his election, to either a deduction or a tax credit for such foreign tax paid or withheld. Furthermore, a U.S. Holder that is a domestic corporation owning 10 percent or more of our voting stock may be eligible to claim a deemed paid foreign tax credit based on any underlying non-United States income taxes paid by us. The election to credit or deduct foreign taxes is made on a yearly basis and applies to all foreign income taxes paid by, or withheld from, the U.S. Holder during the year.

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

Sale, Exchange or other Disposition of Common Stock

Generally, a U.S. Holder will recognize a taxable gain or loss upon the sale, exchange or other disposition of shares of our common stock in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder's tax basis in such shares. Subject to certain qualifications and limitations, such gain or loss will be treated as a long-term capital gain or loss if the U.S. Holder has held the common stock for more than one year at the time of the sale, exchange or other disposition. Preferential tax rates for long-term capital gains may apply to certain U.S. Holders who satisfy this minimum holding period. There are presently no preferential tax rates for long-term capital gains recognized by a corporation.

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

Passive Foreign Investment Company

The status of being a passive foreign investment corporation (a PFIC) depends upon the composition of a company's income and assets and the market value of its assets and shares from time to time.  There is no assurance that we will be considered, or not be considered a PFIC for any taxable year.  If we were treated as a PFIC for any taxable year during which a U.S. Holder held shares, certain adverse tax consequences could apply to the U.S. Holder.

If we are treated as a PFIC for any taxable year, gains recognized by such U.S. Holder on a sale or other disposition of shares would be allocated ratably over the U.S. Holder's holding period for the shares.  The amount allocated to the taxable year of the sale or other exchange and to any year before we became a PFIC would be taxed as ordinary income.  The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as applicable, and an interest charge would be imposed on the amount allocated to such taxable year.  Further, any distribution in respect of shares in excess of 125 percent of the average of the annual distributions on shares received by the U.S. Holder during the preceding three years or the U.S. Holder's holding period, whichever is shorter, would be subject to taxation as described above.  Certain elections may be available to U.S. Holders that may mitigate some of the adverse consequences resulting from PFIC status.  However, regardless of whether such elections are made, dividends paid by a PFIC will not be "qualified dividend income" and will generally be taxed at the higher rates applicable to other items of ordinary income.

U.S. Holders and prospective holders should consult their own tax advisors regarding the potential application of the PFIC rules to their ownership of our common stock.

Controlled Foreign Corporation

A controlled foreign corporation is a foreign corporation of which more than 50 percent of the stock, by vote or value, is owned, directly, indirectly or constructively, by U.S. Holders each of whom, directly, indirectly or constructively, owns 10 percent or more of the total combined voting power of all classes of stock of the foreign corporation (each a "CFC Shareholder"). If we are a controlled foreign corporation, a CFC Shareholder would be treated as receiving current distributions of an allocable share of certain types of our income at the end of each year. Additionally, such a CFC Shareholder would recognize ordinary income to the extent of an allocable share of our earnings and profits, rather than capital gain, on the sale of his common stock. Our management does not believe that we are a controlled foreign corporation, because U.S. Holders who directly, indirectly or constructively own 10 percent or more of the total voting power of our outstanding common stock do not own more than 50 percent of shares of our common stock.

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

Distributions on our Common Stock

Any distributions we pay to a Non-U.S. Holder will not be subject to United States federal income tax or withholding tax if the Non-U.S. Holder is not engaged in a United States trade or business. If the Non-U.S. Holder is engaged in a United States trade or business, any distributions we pay will be subject to United States federal income tax at regular graduated rates if:  (a) those distributions are treated as dividends or capital gains (as previously described with respect to U.S. Holders); (b) are effectively connected with the Non-U.S. Holder's United States trade or business; and (c) if an income tax treaty applies, are attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States. In addition, a branch profits tax may be imposed at a 30 percent rate, or at such lower rate under an applicable income tax treaty, on the effectively connected earnings of a Non-U.S. Holder that is a corporation.

Sale, Exchange or other Disposition of Common Stock

Non-U.S. Holders generally will not be subject to United States federal income tax on any gain recognized on the disposition of shares of our common stock unless the gain is effectively connected with the Non-U.S. Holder's conduct of a trade or business in the United States and, if an income tax treaty applies, is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States. If the Non-U.S. Holder is engaged in a United States trade or business and a gain recognized on the disposition of shares of our common stock is effectively connected with that trade or business, and, if a tax treaty applies, is attributable to a permanent establishment maintained by such Non-U.S. Holder in the United States, such gain will be subject to United States federal income tax at regular graduated rates and, if the Non-U.S. Holder is a corporation, a branch profits tax may be imposed at a 30 percent rate, or at such lower rate established under an applicable income tax treaty. A Non-U.S. Holder who is: (i) an individual; (ii) present in the United States for 183 days or more in a taxable year; and (iii) who meets certain other requirements will also be subject to United States federal income tax on capital gains recognized during such year, including such gains realized from a disposition of our stock.

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

Backup withholding is not an additional tax. Rather, a holder generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed such holder's United States federal income tax liability by timely filing a properly completed claim for refund with the IRS.

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

As used in this section the term "Non-Canadian Holder" denoted the beneficial owner of one or more shares of our common stock who is:

•	a non-resident of Canada;

•	holds our common shares as capital property;

•	deals with us at arm's length; and

•	does not use or hold our common shares in or in the course of carrying on business in Canada.

Dividends

Though we do not anticipate paying any cash dividends in the foreseeable future, should a Non-Canadian Holder of shares of our common stock receive dividend distributions, such holder will be subject to a Canadian withholding tax equal to 25 percent, subject to such lower rate as may be available under an applicable tax treaty, of the gross amount of any distributions paid or deemed to be paid.

In accordance with the Canada-US Treaty the rate of withholding tax applicable to distributions paid to a Non-Canadian Holder who is a resident of the United States is:

•	to the extent such holder beneficially owns at least 10 percent of our voting stock, 5 percent of the gross amount of such distribution paid; or

•	to the extent such holder beneficially owns less than 10 percent of our voting stock, 15 percent of the gross amount of such distribution paid.

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

Sale, Exchange or other Disposition of Common Shares

A Non-Canadian Holder who disposes of shares of our common stock, including by deemed disposition upon death, will not be subject to Canadian federal income tax on any capital gain (or capital loss) thereby realized unless the common shares constitute "taxable Canadian property" as defined by the Income Tax Act (Canada) and no relief is afforded under any applicable tax treaty. Generally, our common shares will not constitute taxable Canadian property of a Non-Canadian Holder unless:  (i) the common shares are held as capital property used in carrying on a business (other than an insurance business) in Canada; or (ii) the Non-Canadian Holder or persons with whom the Non-Canadian Holder did not deal at arm's-length alone or together held or held options to acquire, at any time within the five years preceding the disposition, 25 percent or more of the shares of any class of our capital stock.

A Non-Canadian Holder who is resident of the United States and realizes a capital gain on disposition of common shares that are taxable Canadian property will nevertheless, by virtue of the Canada-US Treaty, generally be exempt from Canadian tax thereon unless:  (i) more than 50 percent of the value of the common shares are derived from, or forms an interest in, Canadian real estate, including Canadian mineral resource properties, (ii) the common shares formed part of the business property of a permanent establishment that the Non-Canadian Holder has or had in Canada within the twelve months preceding disposition, or (iii) the Non-Canadian:  (A) was a resident of Canada at any time within the ten years immediately preceding the disposition and for a total of 120 months during the twenty years, preceding the disposition, and (B) owned the common share when he ceased to be a resident of Canada.

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

ITEM 14.                      Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

ITEM 15.                      Controls and Procedures

Evaluation of Disclosure Controls and Procedures

As required under applicable United States securities regulatory requirements, we have carried out an evaluation of the effectiveness of the design and operation of our company's disclosure controls and procedures as at April 30, 2009.

Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed in our reports filed or submitted under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported, within the time period specified in SEC rules and forms. Disclosure controls and procedures include, controls and procedures designed to ensure that information required to be disclosed in our reports filed under the Securities Exchange Act of 1934 is accumulated and communicated to management, including our Chief Executive Officer and Finance Manager and Controller, to allow timely decisions regarding required disclosure.

The evaluation of our disclosure controls and procedures was carried out under the supervision and with the participation of our management, including our Chief Executive Officer and our Finance Manager and Controller. Based upon this evaluation, our Chief Executive Officer and Finance Manager and Controller have concluded that our disclosure controls and procedures are not effective as of April 30, 2009, due to material weaknesses identified in our internal controls over financial reporting, details of which are set out below.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

Management Report on Internal Controls over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as required under applicable United States securities regulatory requirements.

Our company maintains internal controls over financial reporting which have been designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect all misstatements. A system of internal controls can provide only reasonable, not absolute, assurance that the objectives of the control system are met, no matter how well the system is conceived or operated.

Our company's management assessed the effectiveness of our internal control over financial reporting as of April 30, 2009. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control Integrated Framework. Based on the evaluation under this framework, our management has concluded that as of April 30, 2009, our company's internal control over financial reporting was not effective as a result of the material weaknesses described below:

•
Our company was required to restate the 2008 comparative amounts to correct certain project cost write-downs and clerical errors in the US GAAP consolidated balance sheet as at April 30, 2008, and consolidated statement of operations, comprehensive loss and deficit for the year ended April 30, 2008. In addition, our auditors' reviews of our interim financial statements prior to their release resulted in material adjustments to share based compensation costs. Controls were not effective to ensure that significant non-routine transactions were appropriately reviewed, analyzed, and monitored. This material weakness in the period-end financial reporting process caused a material misstatement to the previously issued US GAAP financial position and result of operations and has the potential to cause a material misstatement to future financial statements or cause our company to miss a filing deadline in the future.

•
Our company's control environment did not sufficiently promote effective internal control over financial reporting throughout the organization. Specifically, we did not effectively educate or communicate to all employees about our code of conduct and whistle blowing procedures. This control deficiency, which could affect all financial statement balances and disclosures, did not result in adjustments to the financial statements; however, there is a reasonable possibility that this deficiency could contribute to a material misstatement of the financial statements not being prevented or detected on a timely basis.

Our management has reviewed the results of its assessment with our audit committee and our auditors.

As we are not currently an accelerated filer, this annual report does not include an attestation report of our registered public accounting firm on the internal control over financial reporting. Management's report was not subject to attestation by our company's independent registered public accounting firm pursuant to the rules of the SEC that permit our company to provide only management's report in this annual report.

Changes to Internal Controls and Procedures for Financial Reporting

During the year ended April 30, 2009, our Chief Financial Officer resigned. Our company is currently in the process of recruiting a replacement Chief Financial Officer.

During the year ended April 30, 2009, our company retained an outside consultant to assist in the review and analysis of the accounting for significant non-routine transactions, including the US GAAP implications.

During the year ended April 30, 2009, there were no other changes in our internal control over financial reporting that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Our board of directors has determined that George Orr and Brian Evans qualify as "independent" members of our audit committee as that term is defined in Rule 4350(d) of the Marketplace Rules of the National Association of Securities Dealers (NASD).  We believe that having an audit committee that consists entirely of independent directors is not warranted in our circumstances given the early stages of our development and the fact that we have not generated revenues to date.

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

ITEM 16C.                      Principal Accountant Fees and Services

Our board of directors appointed KPMG LLP as our principal accountant to audit our financial statements for the fiscal year ended April 30, 2009.

Audit Fees

The aggregate fees billed by KPMG LLP for professional services rendered for the audit of our annual financial statements for the year ended April 30, 2009 were $65,000 (2008 - $165,000).  The aggregate fee billed in 2008 for the audit of internal controls over financial reporting was $125,000.

Audit Related Fees

The aggregate fees billed for assurance and related services by KPMG LLP relating to the performance of interim reviews of our financial statements and involvement in prospectus/registration documents, for the year ended April 30, 2009 which are not reported under the heading "Audit Fees" above, were $55,500 (2008 - $71,828).

Tax Fees

For the year ended April 30, 2009, the aggregate fees billed for tax compliance, tax advice and tax planning by KPMG LLP was $11,000 (2008 - $2,000).

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

Not Applicable.

PART III

ITEM 17.                      Financial Statements

Refer to "Item 18 – Financial Statements" below.

ITEM 18.                      Financial Statements

Financial Statements Filed as Part of this Annual Report
Consolidated Financial Statements of MegaWest Energy Corp.
-	Report of Independent Registered Public Accounting Firm, KPMG LLP, dated August 28, 2009, on the Consolidated Financial Statements of our company as at April 30, 2009 and 2008
-	Consolidated Balance Sheets at April 30, 2009 and 2008
-	Consolidated Statements of Operations, Comprehensive Loss and Deficit for the years ended April 30, 2009, 2008 and 2007
-	Consolidated Statements of Cash Flows for the years ended April 30, 2009, 2008 and 2007
-	Notes to Consolidated Financial Statements April 30, 2009
Reconciliation to U.S. GAAP
-	Auditors' Report dated August 28, 2009, together with Comments by Auditor for U.S. Readers in Canada – U.S. Reporting Difference
-	Supplementary note of reconciliation to U.S. GAAP as at April 30, 2009 and 2008 and for each of the years ended April 30, 2009 and 2008.

KPMG LLP
Chartered Accountants                                                      Telephone                      (403) 691-8000
2700-205 5 Avenue SW                                                      Telefax              (403) 691-8008
Calgary AB  T2P 4B9                                                      Internet www.kpmg.ca

CONSENT OF INDEPENDENT REGISTERED PUBLIC
ACCOUNTING FIRM

To the Board of Directors of MegaWest Energy Corp.

We consent to the inclusion in the annual report on Form 20-F of:

–
our auditors’ report dated August 28, 2009 on the consolidated balance sheet of MegaWest Energy Corp. (the “Company”) as at April 30, 2009 and 2008 and the consolidated statements of operations, comprehensive loss and deficit, accumulated other comprehensive loss and cash flows for each of the years in the three-year period ended April 30, 2009;

–	our audit report on the reconciliation to United States GAAP supplemental note dated August 28, 2009; and

–	our comments by Independent Registered Chartered Accountants on Canada-United States of America Reporting Differences dated August 28, 2009,

each of which is contained in the annual report on Form 20-F of the Company for the fiscal year ended April 30, 2009.

Our report audit report on the reconciliation to United States GAAP supplemental note contains an explanatory paragraph that explains that the 2008 reconciliation to United States GAAP supplemental note has been restated to correct misstatements.

We also consent to incorporation by reference in the Company’s Registration Statement No. 333-146347 on Form S-8 and Registration Statement No. 333-151626 on Form S-8 of the above mentioned audit reports and comments.

Chartered Accountants

Calgary, Canada

September 24, 2009

KPMG LLP, a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative.
KPMG Canada provides services to KPMG LLP

-  -

an Exploration Stage Company

Consolidated Financial Statements

April 30, 2009 and 2008

REPORT OF MANAGEMENT

To the Shareholders of

MegaWest Energy Corp.

The preparation and presentation of the consolidated financial statements and Management’s Discussion and Analysis (MD&A) are the responsibility of management and have been approved by the Board of Directors.

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles.  Financial statements, by nature, are not precise since they include certain amounts based upon estimates and judgments.  When alternative methods exist, management has chosen those it deems to be the most appropriate in the circumstances.

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

/s/ R. William Thornton                                           /s/ F. George Orr
R. William Thornton                                                                                                F. George Orr
President and Chief Executive Officer                                                                    Chairman of Audit Committee

August 28, 2009

AUDITORS’ REPORT

To the Shareholders of

MegaWest Energy Corp.

We have audited the consolidated balance sheets of MegaWest Energy Corp. as of April 30, 2009 and 2008 and the consolidated statements of operations, comprehensive loss and deficit, accumulated other comprehensive loss and cash flows each of the years in the three-year period ended April 30, 2009 and for the period from exploration stage inception on November 1, 2006 through April 30, 2009. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as of April 30, 2009 and 2008 and the result of its operations and cash flows for each of the years in the three-year period ended April 30, 2009 and for the period from exploration stage inception on November 1, 2006 through April 30, 2009 in accordance with Canadian generally accepted accounting principles.

KPMG LLP

Calgary, Canada

August 28, 2009

MegaWest Energy Corp (an exploration stage company)
Consolidated Balance Sheets
April 30

(in Canadian dollars)	2009	2008

Assets
Current assets
Cash and cash equivalents	$1,766,558	$5,159,927
Accounts receivable	77,628	243,840
Restricted cash (note 16)	96,338	265,562
Prepaid expenses	284,146	154,118
	2,224,670	5,823,447

Oil and gas assets (note 3)	24,805,102	42,236,315
Administrative assets (note 4)	236,030	303,157
Restricted cash (note 16)	170,555	192,403

	$27,436,357	$48,555,322

Liabilities and Shareholders' Equity
Current liabilities
Accounts payable and accrued liabilities	$112,663	$1,687,775
Convertible promissory notes (note 6)	-	1,828,779
Asset retirement obligations (note 8)	1,023,963	295,009
	1,136,626	3,811,563

Shareholders' Equity
Share capital (note 9)	83,597,427	63,849,504
Warrants (note 10)	-	19,935,537
Contributed surplus (note 11)	22,213,833	3,154,744
Equity portion of convertible promissory notes (note 6)	-	120,566
Accumulated deficit from prior operations	(562,633)	(562,633)
Accumulated deficit from exploration stage	(78,948,896)	(41,753,959)
	26,299,731	44,743,759
Going concern (note 1)
Commitments and contractual obligations (notes 3, 20 and 23)
Subsequent events (notes 3, 20 and 23)
	$27,436,357	$48,555,322

See accompanying notes to consolidated financial statements.

Approved by the Board:

/s/ George T. Stapleton, II	/s/ Farid Naghiyev
George T. Stapleton II, Director	Farid Naghiyev, Finance Manager and Controller

MegaWest Energy Corp (an exploration stage company)
Consolidated Statements of Operations, Comprehensive Loss and Deficit

				From Exploration
				Stage Inception on
	Years ended April 30			November 1, 2006
				through April 30,
	2009	2008	2007	2009

Interest income	$154,680	$712,763	$263,125	$1,130,566

Expenses
Impairment of oil and gas assets (note 3)	34,260,109	5,891,223	-	40,151,332
General and administrative (note 13)	4,719,210	5,973,395	5,523,694	16,159,178
Financing costs (note 10)	-	2,466,000	-	2,466,000
Loss on marketable securities (note 5)	-	2,094,000	-	2,094,000
Foreign exchange loss (gain)	(1,800,058)	1,935,473	1,548,840	1,684,255
Interest and accretion on promissory notes	24,036	175,743	71,270	271,049
Depreciation and accretion	146,320	79,952	12,373	238,646
	37,349,617	18,615,786	7,156,177	63,064,460

Loss and comprehensive loss for the year	(37,194,937)	(17,903,023)	(6,893,052)	(61,933,894)

Accumulated deficit, beginning of year	(42,316,592)	(18,807,204)	(505,514)	-
Deficit adjustment on related party acquisitions (note 2)	-	(5,848,405)	(11,408,638)	(17,257,042)
Adoption of new accounting standard (note 1 (o))	-	242,040	-	242,040

Accumulated deficit, end of year	$(79,511,529)	$(42,316,592)	$(18,807,204)	$(78,948,896)

Loss per share
Basic and diluted (note 15)	$(0.29)	$(0.23)	$(0.31)	$

Weighted average shares outstanding
Basic and diluted	130,358,921	79,413,793	22,102,129

See accompanying notes to consolidated financial statements.

MegaWest Energy Corp (an exploration stage company)
Consolidated Statement Accumulated Other Comprehensive Loss

	Years ended April 30
(in Canadian dollars)	2009	2008

Accumulated other comprehensive loss, beginning of year	$-	$-
Adoption of new accounting standard (note 1)	-	242,040
Marketable securities write-down (note 5)	-	(242,040)

Accumulated other comprehensive loss, end of year	$-	$-

See accompanying notes to consolidated financial statements.

MegaWest Energy Corp (an exploration stage company)
Consolidated Statements of Cash Flows

				From Exploration
				Stage Inception on
	Years ended April 30			November 1, 2006
				through April 30,
	2009	2008	2007	2009

Operating activities
Net loss	$(37,194,937)	$(17,903,023)	$(6,893,052)	$(61,934,254)
Items not involving cash
Impairment of oil and gas assets	34,260,109	5,891,223	-	40,151,332
Stock-based compensation	701,343	1,905,880	3,899,148	6,506,371
Unrealized foreign exchange loss (gain)	(1,559,426)	1,875,923	1,606,317	1,922,814
Interest and accretion on promissory notes	24,036	175,743	71,270	271,049
Depreciation and accretion	146,320	79,952	12,373	238,645
Loss on marketable securities	-	2,094,000	-	2,094,000
Financing costs	-	2,466,000	-	2,466,000
Change in non-cash working capital	(482,516)	(295,445)	879,786	51,394
	(4,105,071)	(3,709,747)	(424,158)	(8,232,648)
Financing activities
Proceeds from private placements, net of share
issue costs	14,839,887	-	38,301,221	53,141,108
Proceeds from stock option and warrant exercises	127,485	321,388	58,500	507,373
Notes payable	-	-	(40,000)	(40,000)
	14,967,372	321,388	38,319,721	53,608,481
Investing activities
Expenditures on oil and gas assets	(15,815,046)	(17,505,081)	(705,762)	(33,684,096)
Expenditures on administrative assets	(42,205)	(241,326)	(131,113)	(414,645)
Acquisitions, net of cash acquired	-	(347,429)	(4,244,360)	(4,591,789)
Marketable securities	-	-	(1,851,960)	(1,851,960)
Change in restricted cash	191,072	(116,715)	(341,250)	(266,893)
Change in non-cash working capital related
to oil and gas assets	(215,122)	(396,788)	341,792	(611,911)
	(15,881,301)	(18,607,339)	(6,932,653)	(41,421,294)

Change in cash and cash equivalents	(5,019,000)	(21,995,698)	30,962,910	3,954,539

Exchange rate fluctuations on cash and cash
equivalents	1,625,631	(2,173,326)	(1,648,100)	(2,195,794)
Cash and cash equivalents, beginning of year	5,159,927	29,328,951	14,141	7,813

Cash and cash equivalents, end of year	$1,766,558	$5,159,927	$29,328,951	$1,766,558

See accompanying notes to consolidated financial statements.

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

1.      Significant Accounting Policies:

(a)      Exploration Stage and Going Concern:

MegaWest is an exploration stage company that operates unproven heavy oil properties in the United States.  MegaWest has been in the exploration stage since November 2006 and activities have included analysis and evaluation of technical data, preparation of geological models, exploration drilling, conceptual engineering, construction of thermal demonstration projects, and securing capital to fund operations and capital expenditures.

In December 2008, due to low oil prices, the Company suspended all its capital projects, including operations at two Missouri heavy oil projects, pending a recovery in oil prices and financing.

At April 30, 2009 MegaWest had working capital of $2,112,007, including restricted cash of $96,338.

With a subsequent financing raising US$4.2 million (see note 23), MegaWest is in the process of re-starting its Missouri projects.  The Company will need additional financing to fund its fiscal 2010 capital and other costs.  The ultimate development of MegaWest’s oil and gas projects, if assessed to be commercial, will also require additional funding.  MegaWest’s future operations are dependent upon its ability to continue to obtain financing and ultimately achieve profitable operations.  Additional capital may be in the form of equity, debt, sale of properties, joint venture farmouts or any combination thereof.

While the outcome of these matters cannot be predicted with certainty at this time, these financial statements are prepared on a going concern basis.  The going concern basis of presentation assumes the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.  While there is uncertainty about the use of the going concern assumption, these financial statements do not include any adjustments to the amounts and classification of assets and liabilities that may be necessary should the Company be unable to secure additional funding and attain profitable operations.

(b)      Basis of Presentation:

These financial statements have been prepared using Canadian generally accepted accounting principles ("GAAP").

(c)      Principles of Consolidation:

These financial statements include the accounts of MegaWest and the following wholly-owned subsidiaries:

MegaWest Energy USA Corp.
MegaWest Energy Texas Corp.
MegaWest Energy Kentucky Corp.
MegaWest Energy Missouri Corp.
MegaWest Energy Kansas Corp.
MegaWest Energy Montana Corp.

All intercompany balances and transactions have been eliminated.

(d)      Use of Estimates and Measurement Uncertainty:

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts and other disclosures in these financial statements.  Actual results may differ from those estimates.

Significant estimates used in the preparation of these financial statements include estimates of oil and gas reserves and resources and the estimated value of the unproved properties, stock-based compensation and asset retirement obligations.

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

Costs of acquiring and evaluating unproved properties are initially excluded from the depletion calculations.  Properties are considered unproved until they have established commercial production for a sustained period of time.  The unevaluated properties are assessed periodically to ascertain whether impairment has occurred.  The assessment includes consideration of the following factors: land relinquishment; intend to drill; remaining lease term; geological and geophysical evaluations; drilling results and activity; assessment of proved reserves; and the economic viability of development if reserves are assigned.  When proved reserves are assigned or the property is impaired, the associated costs are added to the costs subject to depletion calculations.

In applying the full cost method, the Company calculates a ceiling test whereby the carrying value of oil and gas assets is compared quarterly to the sum of undiscounted future cash flows expected to result from proved reserves and the lower of cost and market value of unproved properties.  Cash flows are based on third party quoted forward prices, adjusted for transportation and quality differentials.  Should the ceiling test result in an excess of carrying value, the Company would then measure the amount of impairment by comparing the carrying amounts of oil and gas assets to an amount equal to the estimated net present value of future cash flows from proved plus probable reserves and the market estimated value of unproved properties.  A risk free interest rate would be used to arrive at the net present value of future cash flows.  The carrying value of oil and gas assets in excess of the discounted future cash flows would be recorded as a permanent impairment.

Proceeds from the sale of oil and gas assets are applied against capitalized costs, with no gain or loss recognized, unless a sale would alter the rate of depletion and depreciation by more than 20 per cent.

(g)      Administrative Assets:

Leasehold improvements, office furniture and equipment are stated at cost.  Depreciation on leasehold improvements, office furniture and equipment is provided on a straight-line basis over five years.

(h)      Asset Retirement Obligations:

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

(i)      Convertible Promissory Notes:

Convertible promissory notes were recorded at the amount of proceeds received less the amount attributed to the conversion feature which is included as part of shareholders' equity.  The liability component was accreted to the face value of the promissory note at maturity on an effective yield basis.  The accretion was charged to the statement of operations as interest expense.

(j)      Foreign Currency Translation:

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

(k)      Oil and Gas Revenue:

After an oil and gas project becomes commercial, sales of crude oil and natural gas will be recognized in the period in which the product is delivered to the customer.  Oil and gas revenue represents the Company's share and is recorded net of royalty payments to governments and other mineral interest owners.

(l)      Stock-Based Compensation:

The Company accounts for all stock options and warrants granted to employees, directors and certain service providers using the fair value method.  Under this method, compensation expense is recorded with a corresponding credit to contributed surplus.  Stock-based compensation expense for employees is based on the estimated fair value of the related option or warrant at the time of grant and is expensed on a straight-line basis over the vesting period of the option.  Stock-based compensation expense for certain service providers is based on the estimated fair value of the related option or warrant once vested.  At the end of each reporting period, the fair value of each option and warrant not vested is re-calculated and the appropriate amount is expensed in that period.  Compensation expense is adjusted for the estimated amount of forfeitures at the time of issuance.

Consideration received upon the exercise of stock options and warrants together with the amount of non-cash compensation expense recognized in contributed surplus is recorded as share capital.

(m)                 Income Taxes:

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

(n)      Per Share Amounts:

Basic per share amounts are computed by dividing the loss by the weighted average shares outstanding during the reporting period.  Diluted amounts for options and warrants are computed using the treasury stock method.  The treasury stock method assumes that proceeds received from the exercise of in-the-money options and warrants are used to repurchase shares at the average market price for the period.  The difference between the number of shares that could have been purchased at market prices in the period and the number of in-the-money options and warrants is added to the weighted average shares outstanding.  Dilutive amounts for convertible promissory notes are determined by using the “as if converted method”.

(o)      New Canadian GAAP Accounting Standards:

On May 1, 2008, MegaWest adopted the following new accounting standards from the Canadian institute of Chartered Accountants ("CICA"):

(i)           Financial instruments

The Company adopted new accounting standards for Financial Instruments – Disclosures, and Financial Instruments – Presentation.  The new disclosure standards increase the Company’s disclosures regarding the risks associated with financial instruments and how those risks are managed.  The implementation of these standards resulted in additional disclosures in note 18.

(ii)           Capital Disclosures

The Company adopted a new accounting standard for Capital Disclosures.  This standard specifies disclosures about objectives, policies and processes for managing capital, quantitative data about what an entity regards as capital, whether an entity has complied with all capital requirements and, if it has not complied, the consequences of such non-compliance.  The implementation of this standard resulted in additional disclosures in note 19.

In January 2006 the CICA adopted a strategic plan for the direction of accounting standards in Canada.  As part of that plan, accounting standards in Canada for public companies are going to converge with International Financial Reporting Standards ("IFRS") for fiscal periods commencing on or after January 1, 2011.  The Company continues to monitor and assess the impact of convergence of Canadian GAAP and IFRS.

On May 1, 2009 the Company will be required to adopt a new accounting standard for Goodwill and Intangible Assets, which defines the criteria for the recognition of intangible assets.  The implementation of this standard is not expected to have an impact on the Company’s financial statements.

In January 2009 the CICA issued Section 1582, Business Combinations, which establishes principles and requirements for the acquisition method for business combinations and related disclosures.  This statement applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 2011 with earlier application permitted.  MegaWest is currently evaluating the effects of adopting these changes.

In January 2009 the CICA issued Section 1601, Consolidated Financial Statements, and Section 1602, Non-controlling Interests.  Section 1601 establishes standards for the preparation of consolidated financial statements.  Section 1602 provides guidance on accounting for a non-controlling interest in a subsidiary in consolidated financial statement subsequent to a business combination.  These standards are effective on or after the beginning of the first annual reporting period beginning on or after January 2011 with earlier application permitted.  MegaWest is currently evaluating the effects of adopting these changes.

In June 2009, the CICA issued amendments to CICA Handbook Section 3862, Financial Instruments – Disclosures.  The amendments include the enhanced disclosures related to the fair value of financial instruments and the liquidity risk associated with financial instruments.  The amendments will be effective for annual financial statements for fiscal years ending after September 30, 2009.  The amendments are consistent with recent amendments to financial instruments disclosure standards in International Financial Reporting Standards.  The Company will include these additional disclosures in its annual financial statements for the year ending April 30, 2010.

2.      Private Company Acquisitions during the Year Ended April 30, 2007:

The following table summarizes the estimated net assets acquired, liabilities assumed and consideration given as of each acquisition date.

	Deerfield Energy LLC	Kentucky Reserves LLC	Trinity Sands Energy LLC	Deerfield Energy Kansas LLC	Totals

Net Assets Acquired:
Cash	$75,330	$3,521	$166,750	$-	$245,601
Oil and gas assets	47,012	18,633,054	930,014	440,042	20,050,122
Working capital	7,058	-	-	(13,667)	(6,609)
Asset retirement obligations	-	-	-	(160,376)	(160,376)
	$129,400	$18,636,575	$1,096,764	$265,999	$20,128,738
Consideration Given:
Shares
Common shares	-	5,000,000	-	250,000	5,250,000
Exchange shares (note 7)	-	-	95,000	-	95,000
Warrants	-	-	-	-	-
Incentive warrants	-	9,000,000	-	-	9,000,000

Value of common shares	$-	$5,772,500	$-	$290,325	$6,062,825
Value of exchange shares	-	-	9,660,497	-	9,660,497
Value of warrants	-	-	-	-	-
Value of incentive warrants	-	9,372,231	-	-	9,372,231
Cash	579,050	3,412,500	227,500	-	4,219,050
Note payable assumed	-	-	1,361,085	591,250	1,952,335
Expenses	162,638	79,344	22,018	6,438	270,438
	741,688	18,636,575	11,271,100	888,013	31,537,376
Deficit adjustment on
related party acquisitions	(612,288)	-	(10,174,336)	(622,014)	(11,408,638)

	$129,400	$18,636,575	$1,096,764	$265,999	$20,128,738
Contingent Consideration:
Shares
Number	4,750,000	-	-	-	4,750,000
Value	$5,500,975	$-	$-	$-	$5,500,975
Cash	347,430	-	-	-	347,430
	$5,848,405	$-	$-	$-	$5,848,405

(a)      Deerfield Energy LLC ("Deerfield Missouri"):

On April 5, 2007 MegaWest acquired 100 percent of the membership units of Deerfield Missouri in exchange for $926,480 cash, plus a $144,700 change in control fee recorded as acquisition expenses, and 4,750,000 common shares of the Company.  Of the total consideration, $579,050 cash and the change in control fee was paid on the closing date, the remaining consideration was contingent upon meeting the terms of an escrow agreement.  The Company met the terms of the escrow agreement in October 2007 and as a result, the cash and shares held in escrow were released and the remaining consideration of $5,848,405 attributable to the acquisition has been recorded as a deficit adjustment (due to the related party nature of the transaction), with a corresponding credit to cash and share capital.

The value of the common shares issued was based on the cash consideration received for private placements of shares around the closing date.  Deerfield Missouri, an exploration stage oil and gas company, was party to oil development agreements on 7,620 unproved acres and also holds all of the issued and outstanding shares of Deerfield Kansas.

The oil and gas assets of Deerfield Missouri of $47,012 form part of our Missouri Project.

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

Included in the cost of acquisition is $9,372,231 for 9,000,000 incentive warrants which vested on the acquisition of Kentucky Reserves (see note 10).  The fair value of the warrants was estimated to be $1.04 per warrant and was determined using the Black-Scholes pricing model with the following assumptions: expected volatility 80 percent, risk-free interest rate of 5.10 percent and expected term of 0.5 years.

The oil and gas assets of Kentucky Reserves of $18,633,054 form part of our Kentucky Project.

(c)      Trinity Sands Energy LLC ("Trinity"):

On April 25, 2007 MegaWest acquired 100 percent of the membership units of Trinity in exchange for $227,500 cash, the assumption of a $1,361,085 note payable to a third party and 95,000 shares of a MegaWest subsidiary exchangeable into 9,500,000 common shares of the Company (note 7).  The value of the common shares issued was based on the cash consideration received for recent private placements of shares around the closing date.  Trinity was an exploration stage oil and gas company that had a 50 percent working interest in 14,948 unproved acres of oil and gas leases in Texas, and was party to an earn-in agreement whereby its working interest may be increased to 66.67 and could earn a 66.67 percent working interest in an additional 13,385 unproved acres of oil and gas leases.

The oil and gas assets of Trinity of $930,014 form part of our Texas Project.

(d)      Assets of Deerfield Energy Kansas LLC ("Deerfield Kansas"):

On March 26, 2007 MegaWest acquired the net assets of Deerfield Kansas in exchange for 250,000 common shares of MegaWest and the assumption of a $591,250 note payable to a third party.  The value of the common shares issued was based on the cash consideration received for private placements of shares around the closing date.  Deerfield Kansas, an exploration stage oil and gas company, owned certain oil and gas equipment and held 100 percent working interest in 392 unproved acres of oil and gas leases in Kansas.

The oil and gas assets of Deerfield Kansas of $440,042 form part of our Kansas Project.

The acquisitions of the assets of Deerfield Energy Kansas Corp., Deerfield Missouri and Trinity were considered related party transactions, since at the respective acquisition dates the President and Chief Executive Officer of the Company, was also the Chief Executive Officer and a unitholder of Trinity (47.37% of issued and outstanding units) and the Chief Operating Officer and unitholder of Deerfield Missouri (15.86% of the issued and outstanding units), which is also the parent company of Deerfield Kansas.  As a result, the Chief Executive Officer of the Company, or a private company controlled by him, received i) 39,650 of the common shares issued for the assets of Deerfield Kansas, ii) 753,350 common shares and $291,702 cash from Deerfield Missouri, including a change in control fee, and iii) 45,000 class B exchange shares of our subsidiary, MegaWest USA, that were converted into 4,500,000 common shares and $107,763 cash of the consideration issued to Trinity.

3.  Oil and Gas Assets:

All of the Company’s properties are unproven.  Accordingly, no provision for depletion expense has been made and all oil sales to date have been netted against project costs.  The following table summarizes the oil and gas assets by project.

Cost	Missouri (a)	Kentucky (b)	Montana (c)	Texas (d)	Kansas (e)	Other (f)	Total
Balance , April 30, 2006	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Acquisitions (note 2)	47,012	18,633,054	-	930,014	440,042	-	20,050,122
Additions	44,269	140,329	-	91,283	421,859	8,493	706,233
Balance, April 30, 2007	91,281	18,773,383	-	1,021,297	861,901	8,493	20,756,355
Acquisitions (note 3 (c))	-	-	9,690,527	-	-	-	9,690,527
Additions	6,491,989	2,967,078	211,008	5,169,926	2,814,489	767,081	18,421,571
Impairment	-	-	-	(5,891,223)	-	-	(5,891,223)
Pre-commercial oil sales, net	-	-	-	-	(740,915)	-	(740,915)
Balance, April 30, 2008	6,583,270	21,740,461	9,901,535	300,000	2,935,475	775,574	42,236,315
Additions	11,687,925	1,978,998	1,546,772	661,692	395,522	1,048,636	17,319,545
Impairment	-	(20,503,054)	(9,928,428)	(661,692)	(3,166,935)	-	(34,260,109)
Pre-commercial oil sales, net	(426,567)	-	-	-	(64,082)	-	(490,649)
Balance, April 30, 2009	$ 17,844,628	$ 3,216,405	$ 1,519,879	$ 300,000	$ 99,980	$1,824,210	$ 24,805,102

(a)      Missouri

The Company has a 100 percent working interest in approximately 38,119 unproved net acres of oil and gas leases.  Costs incurred relate to lease acquisition, geological and geophysical activities, exploration and delineation drilling and facilities for the Marmaton River and Grassy Creek projects.

To date, the projects have operated in a pre-commercial stage, and a total of $426,567 of oil sales, net of royalties, have been recorded against the costs.

In December 2008 the Company suspended its operations in Missouri; however, with the subsequent financing (see note 23), the Company is in the process of re-starting its Marmaton River and Grassy Creek projects.

(b)      Kentucky

The Company has a 37.5 percent working interest in the shallow rights and an additional 37.5 percent working interest in the deep rights in certain oil and gas leases totaling approximately 29,000 unproved net acres.

As part of the acquisition of the Kentucky area, MegaWest was obligated to spend U.S. $15,000,000 by October 2009.  In the event MegaWest did not complete this work program or re-negotiate the obligation, the Company was obligated to pay 37.5 percent of the unspent balance to its joint venture partner.  To April 30, 2009, MegaWest had spent $4.9 million of this commitment.  Pursuant to a subsequent amending agreement, the work program obligations and the penalty payment provisions were terminated.  In return, MegaWest reduced its working interest in the shallow rights from 62.5% to 37.5%, transferred operatorship of the leases and prepaid the next 24 months lease rentals.

The New Albany Shale underlies a large portion of the Company’s acreage position in Kentucky. 4,343 net mineral acres of the Company’s leases have been farmed out for drilling and testing of New Albany Shale gas potential with the Company retaining a 34.75% working interest.  In September 2008, two wells were drilled and logged and it is expected that the operator will proceed with plans to fracture and rate test these wells in calendar 2009.  In May 2009 MegaWest’s interest in these leases was transferred to the operator of the wells in exchange for the refund of the Company’s working interest share of drilling, completing and logging costs of the wells.

At April 30, 2009 the Company recorded an impairment charge on the Kentucky property of $20,503,054 (2008 - nil).  The impairment was recorded based on the implied valuation implicit in the amending agreement and the expected lack of capital available for this project in the near term.  The remaining costs of $3,216,405 represent the Company’s estimate of the fair value of the leases.

(c)      Montana

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

MegaWest and its working interest partner have established a two year term regional area of mutual interest (“AMI”) covering approximately 1,000,000 acres. The interest in the AMI shall be divided 65 percent to MegaWest and 35 percent to its partner.  MegaWest shall pay for the lease acquisition, initial geological and geophysical activity, drilling and completing of any wells, comprising an agreed upon initial work program for each new prospect within the AMI and shall receive 100 percent payout of all such costs and expenses incurred for each such prospect prior to its partner receiving its respective share.

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

During the year ended April 30, 2009 the Company recorded an impairment charge of $9,928,428 on the Montana project.  The impairment was recorded as the Company has no plans in the near term to continue exploration on the lands because of the lack of capital available for this project.  The remaining costs represent the Company’s estimate of the fair value of the leases as determined by lease sales in the area and related seismic.

(d)      Texas

The Company is a partner in the Trinity Sands Project covering 34,000 unproved net acres in Texas.  Pursuant to earn-in agreements, MegaWest may earn up to a 66.67 percent working interest in all leased acreage.  Currently, MegaWest has earned a 50 percent working interest in 20,050 net acres and 25 percent working interest in the remaining 13,950 acres.  Costs incurred relate to land acquisition, geological and geophysical activities and exploration drilling.

During the year ended April 30, 2008 the Company recorded an impairment charge of $5,891,223 on the Texas costs.  During fiscal 2009 the Company recorded an additional impairment of $661,692.  The remaining costs represent management’s estimate of the fair value of all oil and gas leases.  The fair value was determined based on recent lease sales in the area.

(e)      Kansas

Costs relate to the Chetopa project, a pre-commercial heavy oil demonstration project located two miles south of Chetopa, Kansas.  The costs accumulated in the project include certain oil and gas facilities, equipment, steam injection and oil production wells, a 100 percent interest in two oil and gas leases covering 385 net acres, pre-commercial operating expenses and oil sales.

To date, the project has operated in a pre-commercial stage, and a total of $804,997 of oil sales, net of royalties, have been recorded against the costs.

As part of the project, MegaWest is obligated to pay a net revenue interest up to a maximum of U.S. $750,000 on net revenues generated from the Chetopa project.  The net revenue interest becomes payable after MegaWest recovers 100 percent of its capital and operating costs, and will be paid quarterly from 25 percent of the project’s net revenues.  As at April 30, 2009 no amount of net revenue interest has been earned.

The Company recorded an impairment charge against its costs on the Kansas unproven property of $3,166,935 at April 30, 2009.  The remaining costs represent the estimated salvage value of the equipment. The impairment was recorded as the Company has no near-tern plans to proceed with the project because of the lack of capital.

(f)      Other

Other costs consist primarily of seven used steam generators and related equipment that will be assigned to future projects.

During fiscal 2009 the Company capitalized $1,193,402 (2008 - $1,061,353) of general and administrative costs and $350,841 (2008 – $360,880) of capitalized stock-based compensation costs, which have been included as part of the projects additions.

4.      Administrative Assets:

Administrative assets consist of office equipment, furniture and leasehold improvements.

		Accumulated Depreciation	Net book Value
	Cost
Balance, April 30, 2007	$ 131,113	$ 2,372	$ 128,741
Additions	241,326	66,910	174,416
Balance, April 30, 2008	372,439	69,282	303,157
Additions	42,205	109,332	(67,127)
Balance, April 30, 2009	$ 414,644	$ 178,614	$ 236,030

5.      Marketable Securities:

In January 2007 the Company acquired common shares of Energy Finders Inc., at the time representing approximately nine percent of its issued and outstanding share capital.  The Company wrote-off its investment of $2,094,000 in fiscal 2008.

6.      Convertible Promissory Notes:

In December 2006 MegaWest assumed two convertible promissory notes totaling $1,952,335 (U.S. $1,700,000) in conjunction with two acquisitions (see note 2).  As part of the assumption, the Company agreed to pay interest at six percent and the outstanding interest and principal were convertible into MegaWest common shares at U.S. $0.25 per share until June 20, 2008.   The fair value of the conversion feature at the date of assumption was estimated to be $120,566 and was classified as equity.  The fair value was estimated at $0.02 per share using the Black-Scholes option pricing model.

On June 20, 2008 the promissory notes and accrued interest were converted into 7,412,559 common shares.  On conversion, the liability and equity portions of the promissory notes totaling $2,003,541, were transferred to share capital.

7.  Exchange Shares:

As part of the consideration given to acquire Trinity Sands (see note 2 (c)), MegaWest issued 95,000 class B shares of its subsidiary, MegaWest USA.  Each class B exchange share was convertible into 100 MegaWest shares (9,500,000 common shares of MegaWest could be issued).  The holders of these MegaWest USA shares had the right to exchange, or receive a cash payment of U.S. $10.00 per exchange share until July 31, 2008.  The cash redemption value of the exchange shares of $1,061,055 was recorded as a liability.  The estimated fair value of the conversion feature of $8,599,442 was classified as equity.  The fair value per exchange share was determined by using the Black-Scholes option pricing model assuming a volatility of 80 percent, risk free interest rate of 5.09 percent and expected term of fifteen months.

In February 2008 the class B exchange shares were converted into 9,500,000 common shares of MegaWest.  On conversion, the liability and equity portions of the exchange shares were transferred to share capital.

8.  Asset Retirement Obligations:

The total future asset retirement obligation was estimated based on the Company’s ownership interest in all wells and facilities, the estimated costs to abandon and reclaim the wells and facilities and the estimated timing and costs to be incurred in future periods.  The present value of this obligation has been projected using estimates of the future costs denominated in U.S. dollars and the timing of abandonment.  At April 30, 2009 the Company estimated the present value of its asset retirement obligations to be $1,023,963, based on a future undiscounted liability of $1,375,150.  These costs are expected to be incurred within two to fifteen years.  A credit-adjusted risk-free discount rate of ten per cent and an inflation rate of two per cent were used to calculate the present value.

Changes to the asset retirement obligation were as follows:

Amount
Balance, April 30, 2007	$ 154,244
Liabilities incurred during the year	141,881
Accretion	13,042
Change in foreign exchange rate	(14,158)
Balance, April 30, 2008	295,009
Liabilities incurred during the year	620,631
Accretion	36,988
Change in foreign exchange rate	71,335
Balance, April 30, 2009	$ 1,023,963

9.  Share Capital

The authorized capital of the Company consists of unlimited common shares without par value and 100,000,000 preferred shares without par value (of which none are issued).

Issued common shares:

	Number of Common Shares	Amount
Outstanding, April 30, 2006	6,337,500	$207,342
Shares issued on private placement	23,500,000	2,707,168
Shares issued on debt settlement	600,000	165,700
Shares issued on private placement, net of $283,000 ascribed to warrants	8,425,000	4,709,234
Shares issued on private placement, net of $3,446,000 ascribed to warrants	27,448,550	28,669,870
Shares issue costs related to private placements	-	(1,882,451)
Shares issued for Kentucky property (note 2 (b))	5,000,000	5,772,500
Shares issued for Kansas property (note 2 (d))	250,000	290,325
Shares issued for services (i)	375,000	434,900
Shares issued on stock option exercise, including $35,000 transfer from
contributed surplus	500,000	93,500
Outstanding, April 30, 2007	72,436,050	41,168,088
Shares issued for services (i)	375,000	394,900
Shares issued for Montana property (note 3 (c))	500,000	486,250
Shares issued for Missouri property (note 2(a))	4,750,000	5,500,975
Shares issued on conversion of exchange shares (note 7)	9,500,000	9,556,567
Shares issued on exercise of 1,025,000 stock options, including
$195,714 transfer from contributed surplus	844,593	246,634
Shares issued on exercise of 6,925,000 warrants, including $6,189,622
transfer from warrants and $36,000 from contributed surplus for unit rights	6,726,023	6,496,090
Outstanding, April 30, 2008	95,131,666	63,849,504
Shares issued on private placement (ii)	26,750,000	15,907,637
Share issue costs related to private placement (ii)		(1,067,750)
Shares issued for services (iii)	2,065,000	1,060,614
Shares issued on conversion of promissory notes (iv)	7,412,559	2,003,541
Shares issued for Montana Devils Basin property (note 3(c))	100,000	42,378
Shares issued on exercise of 1,900,000 warrants, including $1,674,018
transfered from warrants (v)	1,785,247	1,801,503
Outstanding, April 30, 2009	133,244,472	$83,597,427

(i)
In March 2007 the Company entered into an agreement with a consultant to provide advisory services.  The consideration for the advisory services was 750,000 common shares of the Company, of which 375,000 were issued during the period ended April 30, 2007 and 375,000 were issued during the year ended April 30, 2008.  The value of the common shares was based on the cash consideration received for private placements of shares around the issuance date.

(ii)	On May 15, 2008, MegaWest closed a private placement financing whereby 26,750,000 common shares were issued for gross proceeds of U.S.$16,050,000.

(iii)
During fiscal 2009 the Company issued 740,000 shares at a fair value of $254,614 as compensation for consulting services and 1,325,000 shares to employees for performance bonuses issued at a fair market value of $806,000.  The performance bonuses were accrued at April 30, 2008.

(iv)	On June 20, 2008, MegaWest issued 7,412,559 common shares on the conversion of the convertible promissory notes (see note 6).

(v)	During fiscal 2009 the Company also issued 585,247 common shares on the cashless exercise of 700,000 warrants and 1,200,000 common shares on the cash exercise of warrants.

10.  Warrants:

Each of the Company’s warrants entitles the holder to acquire one common share. The following table summarizes the changes in warrants during the years ended April 30, 2009, 2008 and 2007:

	Number of Warrants	Amount
Incentive warrants issued (i)	19,500,000	$-
Incentive warrants (9,000,000) vested on Kentucky acquisition (i)	-	9,372,231
Consulting warrants issued (iii)	6,000,000	1,600,800
Granted in January 2007 private placement (ii)	4,212,500	283,000
Granted in March 2007 private placement (ii)	14,380,123	3,446,000
Outstanding, April 30, 2007	44,092,623	$14,702,031
Incentive warrants (10,000,000) vested on Montana acquisition (i)	-	8,810,850
Extension of warrant term (i)	-	55,571
Extension of warrant term (ii)	-	2,466,000
Warrants issued for Montana property (iv)	250,000	45,707
Incentive warrants exercised, transfer to share capital	(6,925,000)	(6,189,622)
Warrants issued on exercise of unit rights	90,000	45,000
Outstanding, April 30, 2008	37,507,623	$19,935,537
Incentive warrants exercised, transfer to share capital (i)	(1,900,000)	(1,674,018)
Expiry of January 2007 private placement warrants (ii)	(4,302,500)	(895,906)
Expiry of March 2007 private placement warrants (ii)	(14,380,123)	(5,344,094)
Expiry of incentive warrants (i)	(10,675,000)	(10,375,012)
Expiry of consulting warrants (iii)	(6,000,000)	(1,600,800)
Expiry of warrants issued on Montana acquisition (iv)	(250,000)	(45,707)
Outstanding, April 30, 2009	-	$-

(i)
The incentive warrants were issued in an effort to secure additional oil and gas prospects. The warrants allowed the holders to purchase common shares from MegaWest at an exercise price of U.S.$0.10 per share.  The warrants were to expire December 20, 2007; however, the Company extended the term of the warrants to January 15, 2009.  The estimated incremental fair value of the warrant extension of $55,571 recorded was determined using the Black-Scholes option pricing model.

In April 2007, 9,000,000 warrants vested on the Kentucky Reserves acquisition (note 2), and in October 2007, 10,000,000 warrants vested on the Montana acquisition (note 3).  The remaining 500,000 warrants expired without vesting on January 15, 2009.

These warrants allowed the holders to purchase common shares from MegaWest at an exercise price of U.S.$0.10 per share until January 15, 2009.  These incentive warrants had a cashless exercise feature.

(ii)
The private placement warrants were issued in conjunction with the private placements completed in January and March 2007.  The warrants were to expire on January 5 and March 1, 2008, respectively. On December 14, 2007 the Company extended the term of these warrants to July 5 and August 28, 2008, respectively and as a result, recorded a financing cost in the amount of $2,466,000.  The estimated incremental fair value of the warrant extension was determined using the Black-Scholes option pricing model.  On July 5, 2008, 4,302,500 private placement warrants expired unexercised and $895,906 was transferred from warrants to contributed surplus.  On August 28, 2008, 14,380,123 privateplacement warrants expired unexercised and $5,344,094 was transferred from warrants to contributed surplus.

(iii)
The consulting warrants were issued to various investor relations and other contractors.  The consulting warrants had an exercise price of $0.50 per share, vested on grant date, expired on January 5, 2009 and had a cashless exercise feature.  The consulting warrants expired unexercised and $1,600,800 was transferred from warrants to contributed surplus.

(iv)	The purchase warrants were issued in conjunction with the Montana asset purchase in October 2007. The warrants expired on April 24, 2009 and $45,707 was transferred to contributed surplus.

11.  Contributed Surplus:

The following table summarizes the changes in contributed surplus during the years ended April 30, 2009, 2008 and 2007:

Amount
Balance, April 30, 2006	$168,750
Shares and warrants as issue costs from March 2007 private placement	368,400
Stock-based compensation expense	1,863,448
Transfer to share capital on exercise of 500,000 stock options	(35,000)
Balance, April 30, 2007	$2,365,598
Stock-based compensation expense	1,065,860
Transfer to share capital on exercise of 1,025,000 stock options	(195,714)
Transfer to share capital on exercise of 180,000 unit rights	(36,000)
Transfer to warrants on exercise of 180,000 unit rights	(45,000)
Balance, April 30, 2008	$3,154,744
Stock-based compensation expense	797,570
Transfer from warrants on expiry of 4,302,500 warrants	895,906
Transfer from warrants on expiry of 14,380,123 warrants	5,344,094
Transfer from incentive warrants on expiry of 10,675,000 warrants	10,375,012
Transfer from consulting warrants on expiry of 6,000,000 warrants	1,600,800
Transfer from Montana acquisition warrants on expiry of 250,000 warrants	45,707
Balance, April 30, 2009	$22,213,833

12.  Stock Options:

MegaWest has two stock option plans, one intended for Canadian employees (the “2004 plan”) and one for U.S. employees (the “2007 plan”).  The number of shares reserved for issuance in aggregate under both plans was limited to 20 percent of the issued and outstanding common shares of MegaWest.  The exercise price, term and vesting schedule of stock options granted are set by the board of directors at the time of grant.  Stock options granted under the plans can be exercised on a cashless basis, whereby the employee receives a lesser amount of shares in lieu of paying the exercise price based on the quoted market price of the shares on the exercise date.

The following table summarizes the changes in stock options:

	Number of	Weighted Avg.
	Options	Exercise Price
Outstanding, April 30, 2006	302,500	U.S. $0.15
Expired	(302,500)	0.15
Granted	10,169,000	0.59
Exercised	(500,000)	0.10
Outstanding, April 30, 2007	9,669,000	U.S. $0.62
Expired	(114,000)	0.67
Forfeited	(450,000)	0.67
Granted	1,570,000	1.65
Exercised	(1,025,000)	0.24
Outstanding, April 30, 2008	9,650,000	U.S. $0.81
Granted	6,473,000	0.27
Forfeited	(4,101,000)	0.53
Cancelled	(4,543,500)	0.89
Outstanding, April 30, 2009	7,478,500	U.S. $0.41

On May 26, 2008 the Company granted 2,379,500 stock options to certain employees and directors with a four year term at exercise prices ranging from U.S$0.42 to U.S.$0.62 per share.

On June 5, 2008 the Company’s board of directors amended and restated the stock option plans to allow the issue of other equity instruments, including stock appreciation rights.  The amended incentive plans specify that the number of common shares reserved for issuance under the plans is ten percent of the issued and outstanding common shares and to date, only stock options remain outstanding under the option plans.

On November 4, 2008 MegaWest cancelled 4,543,500 outstanding stock options held by employees and consultants that had a weighted average exercise price of U.S.$0.89 per share and reissued 4,093,500 new stock options to the employees.  The exercise price of the new stock options is US$0.15 per share, the 30-day average trading price of MegaWest common shares.  The modification resulted in an incremental fair value of $180,760, which will be expensed over the modified vesting period.

During fiscal 2009 the departure of certain employees of the Company resulted in the forfeiture of 4,101,000 options and the reversal of $293,751 of stock based compensation relating to the unvested portion of the forfeited stock options.

For the year ended April 30, 2009, the Company recorded $797,570 (2008 - $1,065,860; 2007- $1,863,448) of stock-based compensation expense related to stock options with a corresponding increase in contributed surplus.

The following table summarizes information about the options outstanding and exercisable at April 30, 2009:

	Options Outstanding			Options Exercisable
Exercise Price	Options	Weighted Avg. Remaining Life	Weighted Avg. Exercise Price	Options	Weighted Avg. Exercise Price
U.S.$0.10 - $0.15	2,929,500	2.5 years	U.S. $ 0.14	500,000	U.S. $ 0.10
U.S.$0.42 - $0.62	3,899,000	1.9 years	$0.49	3,438,750	$0.50
U.S.$1.00 - $1.57	650,000	2.8 years	$1.13	600,000	$1.10
	7,478,500	2.2 years	U.S. $0.41	4,538,750	U.S. $0.53

The fair value of the options granted was determined using the Black-Scholes option pricing model with the following assumptions:

	2009	2008	2007
Average fair value of options granted, per option	$ 0.42	$ 0.37	$ 0.41
Expected volatility	83%	80%	80%
Risk-free interest rate	3.98	4.58	5.04
Expected lives	4 years	4 years	4 years
Forfeiture	20%	20%	20%

13.  General and Administrative Expenses:

General and administrative expenses for the years ended April 30, 2009, 2008, 2007 and from exploration stage inception on November 1, 2006 to April 30, 2009 are as follows:

				From Exploration Stage Inception on November 1, 2006 through April 30,
	2009	2008	2007	2009
Stock-based compensation:
Stock options	$797,570	$1,065,860	$1,863,448	$3,726,878
Shares issued for services	254,614	1,200,900	434,900	1,890,414
Consulting warrants	-	-	1,600,800	1,600,800
Less: capitalized portion	(350,841)	(360,880)	-	(711,721)
	701,343	1,905,880	3,899,148	6,506,371

Salaries and benefits	2,947,852	2,703,669	1,171,885	6,823,406
Professional fees	502,712	720,248	229,111	1,452,071
Investor relations	216,142	627,091	100,097	943,330
Office and operations	1,300,594	936,734	272,952	2,453,159
Information technology	243,969	141,126	27,101	412,196
Less: capitalized portion	(1,193,402)	(1,061,353)	(176,600)	(2,431,355)
	4,017,867	4,067,515	1,624,546	9,652,807

	$4,719,210	$5,973,395	$5,523,694	$16,159,178

14.  Income Taxes:

Income tax recoveries differ from the amount that would be computed by applying the Canadian federal and provincial statutory income tax rates to the loss for the year as follows:

	2009	2008	2007

Loss for the year	$ (37,194,937)	$ (17,903,023)	$ (6,893,052)

Statutory tax rate	29.0%	32.7%	34.5%

Expected income tax recovery	(10,786,532)	(5,854,289)	(2,378,103)
Increase (decrease) resulting from:
Non-deductible stock-based compensation	203,389	623,223	1,345,200
Effect of changes in tax rates	(2,069,063)	983,980
Non-deductible financing cost	-	806,382	-
Effect of U.S. operations	(3,803,247)	-	-
Other non-deductible expenses	17,682	129,904	-
Change in valuation allowance	16,437,771	3,310,800	1,032,903
	$ -	$ -	$ -

The components of the April 30 net future income tax asset (liability), after applying corporate income tax rates, are as follows:

	2009	2008
Net future income tax asset:
Oil and gas and administrative assets	$ 7,034,557	$ 14,009,000
Operating losses	25,657,865	1,493,000
Share issue costs	87,354	363,000
Unrealized loss on marketable securities	554,910	554,900
Unrealized foreign exchange loss	459,885	936,900
	33,794,571	17,356,800
Less: valuation allowance	(33,794,571)	(17,356,800)
	$ -	$ -

The Company has accumulated operating losses which expire over the following years:

2009	$ 48,900
2010	60,100
2011	157,200
2012	74,800
2013	118,400
Thereafter	75,640,000
Total	$ 76,099,400

15.  Per Share Amounts:

There is no change between the basic and diluted per share amounts as the effects of stock options, warrants and convertible promissory notes are anti-dilutive.

16.  Supplemental Cash Flow Information:

				From Exploration Stage Inception on November 1, 2006 through April 30, 2009

	2009	2008	2007

Non-Cash investing activities
Common shares issued for properties	$42,378	$5,987,225	$6,062,825	$12,092,428
Exchange shares issued for properties	-	-	9,660,497	9,660,497
Warrants granted for properties	-	45,707	-	45,707
Incentive warrants vested on property acquisition	-	8,810,850	9,372,231	18,183,081
Capitalized stock-based compensation	350,841	360,880	-	711,721

Non-Cash financing activities
Common shares issued on debt settlement	-	-	165,700	165,700
Common shares issued on cashless exercise of
options and warrants	1,690,107	6,421,337	35,000	8,146,444
Common shares issued for services	1,060,614	394,900	434,900	1,890,414
Common shares issued on conversion of exchange shares	-	9,556,567	-	9,556,567
Common shares issued on conversion of promissory notes	2,003,541	-	-	-

Cash interest paid (received)	(154,680)	712,763	263,125	(1,130,568)
Cash taxes paid	-	-	-	-

	April 30, 2009	April 30, 2008	April 30, 2007

Components of cash, cash equivalents and restricted cash
Cash and cash equivalents	$1,766,558	$5,159,927	$29,328,951
Restricted cash:
Current	96,338	265,562	-
Long-term	170,555	192,403	341,250
	266,893	457,965	341,250

	$2,033,451	$5,617,892	$29,670,201

Total restricted cash of $266,893 consists of $40,786 (short-term) of deposits made to secure a letter of credit, deposits of $55,552 (short-term) with the Company’s bank as security for corporate credit cards, and $170,555 (long-term) of deposits with authorities for the abandonment and reclamation of oil and gas wells.

17.  Related Party Transactions:

All related party transactions were measured at the exchange amount, which is the amount agreed upon by the transacting parties.

Except as disclosed elsewhere in these financial statements, the Company incurred the following related party transactions during the years ended April 30, 2009, 2008 and 2007.

A director and the former Chief Financial Officer ("CFO") was affiliated with a private company that provided MegaWest with administrative services.  For the years ended April 30, 2009, 2008 and 2007 the Company paid $13,145, $211,474 and $75,000, respectively for these services.  This contract, which expired in November 2008, has not been extended.

During the year ended April 30, 2009 Company paid $116,416 in professional fees to a law firm, where the Corporate Secretary of the Company is a partner.

During the year ended April 30, 2007, the Company incurred $87,608 in general and administrative costs to entities controlled by former directors.

18.  Financial Instruments:

The Company has exposure to credit, liquidity and market risks from its use of financial instruments.  This note provides information about the Company's exposure to each of these risks, and the Company's objectives, policies and processes for measuring and managing such risks.  The board of directors has overall responsibility for the establishment and oversight of the Company's risk management framework.

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in paying obligations as they come due.  The Company's financial liabilities consist of accounts payable and accrued liabilities.  Accounts payable consists of invoices payable to trade suppliers for capital expenditures, field operating activities, and general corporate expenses.  The Company processes invoices within a normal payment period.

The Company prepares funds from operations and capital expenditure budgets which are regularly monitored and updated.  As well, the Company utilizes authorizations for expenditures on both operated and non-operated projects to manage capital expenditures.

Market risk

Market risk is the risk that changes in market conditions, such as commodity prices, interest rates, and foreign exchange rates, will affect the Company's oil sales, cash flows or the value of its financial instruments.  The objective of market risk management is to manage and control market risk exposures within acceptable limits, while maximizing returns.

The Company does not utilize financial derivatives or other contracts to manage market risks.

Foreign currency exchange rate risk

The Company is exposed to foreign currency fluctuations as it has cash, short-term deposits and accounts payable denominated in U.S. dollars.  In addition, a significant portion of the Company's operating activities are conducted in U.S. dollars.

A one percent change in foreign exchange rates between the US and Canadian dollars would have resulted in approximately $20,000 change in the net loss in 2009.

There are no exchange rate contracts in place.

Fair Value

At April 30, 2009, the fair value of the Company's financial instruments, including cash and cash equivalents, restricted cash, accounts receivable, and accounts payable and accrued liabilities approximate their carrying values due to their short terms to maturity.

19.  Capital Management

The Company’s objective is to have a sufficient working capital to maintain financial flexibility and to sustain the future development of the business.  In order to maintain financial flexibility, the Company may from time to time issue shares and adjust its capital spending to manage current and projected capital levels.  To assess its financial strength, the Company continually monitors its working capital, which is calculated as follows:

	As at April 30, 2009	As at April 30, 2008	As at April 30, 2007
Current assets	$ 2,224,670	$ 5,823,447	$ 29,454,541
Current liabilities	112,663	1,687,775	1,301,640
Working capital	$ 2,112,007	$ 4,135,672	$ 28,152,901

The Company monitors its forecasted working capital on a monthly basis.  The Company prepares annual capital expenditure budgets, which are updated as necessary depending on varying factors including current and forecast prices, successful capital deployment and general industry conditions.  The annual and updated budgets are approved by the board of directors.

The Company’s share capital is not subject to external restrictions.  The Company has not paid or declared any dividends since the date of incorporation, nor are any contemplated in the foreseeable future.  There were no changes to the Company’s approach to capital management during the year.

20.  Commitments and Contractual Obligations:

Except as noted elsewhere in these financial statements, the Company has the following commitments and contractual obligations:

(a)      Office and Equipment Leases:

Subsequent to April 30, 2009, the Company re-negotiated the terms of its lease on its Calgary office.  The table below reflects the subsequently re-negotiated terms on the Calgary office lease commitments and other office and equipment leases over the upcoming five fiscal years:

2010	$ 316,771
2011	458,766
2012	448,314
2013	447,714
2014	167,674
Thereafter	-
Total	$ 1,839,239

(b)      Severance Obligations:

Pursuant to employment agreements with two senior officers, the Company is obligated to pay up to $450,000 under certain events around employment termination.

21.  Segmented Information:

MegaWest presently has one reportable business segment, that being oil and gas exploration and development. MegaWest’s corporate and administrative operations are carried on in Canada, while all of the oil and gas properties and operations are located in the United States.

	Year ended April 30, 2009
	Canada	USA	Consolidated
Interest income	$ 135,630	$ 19,050	$ 154,680
Expenses	2,277,564	35,072,053	37,349,617
Loss and comprehensive loss for the period	(2,141,934)	(35,053,003)	(37,194,937)

Oil and gas assets	1,824,210	22,980,892	24,805,102
Administrative assets	224,890	11,140	236,030

Oil and gas asset additions	-	(17,431,213)	(17,431,213)
Administrative asset additions	31,065	11,140	42,205

	Year ended April 30, 2008
	Canada	USA	Consolidated
Interest income	$ 712,763	$ -	$ 712,763
Expenses	12,648,856	5,966,930	18,615,786
Loss and comprehensive loss for the period	(11,936,093)	(5,966,930)	(17,903,023)

Oil and gas assets	775,574	41,460,741	42,236,315
Administrative assets	303,157	-	303,157

Oil and gas asset additions	767,081	26,604,102	27,371,183
Administrative asset additions	241,326	-	241,326

	Year ended April 30, 2007
	Canada	USA	Consolidated
Interest income	$ 263,125	$ -	$ 263,125
Expenses	7,143,168	13,009	7,156,177

Loss and comprehensive loss for the period	(6,880,043)	(13,009)	(6,893,052)

Oil and gas assets	8,493	20,747,862	20,756,355
Administrative assets	128,741	-	128,741

Oil and gas asset additions	8,493	20,747,862	20,756,355
Administrative asset additions	131,113	-	131,113

22. Comparative Figures:

Certain comparative figures have been reclassified to conform to current period presentation.

23. Subsequent Events

Except as noted elsewhere in these financial statements, the Company had the following subsequent event.

The Company signed agreements with investors (the “Investors”) led by Iroquois Capital Opportunity Fund, L.P., (“ICO Fund”) as the lead investor and with Mega Partners 1, LLC (“MP1”) of which ICO Fund is a member, the significant terms of which are as follows:

•
The Company sold a 10% working interest in 15,313 acres of the Missouri oil and gas property (located in Missouri and Kansas), including the Grassy Creek and Marmaton River projects, (the “Deerfield Area”) for US$2,000,000 to MP1.

•
MP1 has the option to acquire up to an additional 10% interest in future projects within the Deerfield Area, on a project by project basis, by paying up to a US$300,000 equalization payment per project and thereafter its proportionate share of all future development and operating costs in respect of such project, including a proportionate share of facility adjustment costs.

•
The Company issued to the Investors 22,000 Series A convertible preferred shares, with a stated value of $100 each (the “Series A Preferred Shares”), for gross proceeds of US$2,200,000.  Based on their stated value, the Series A Preferred Shares are convertible into common shares at US$0.07 per common share.  A quarterly cumulative dividend based upon the stated value of the Series A Preferred Shares is payable, at the Company’s election, as to either 5% cash or 7.5% in additional Series A Preferred Shares.  The Series A Preferred Shares also have a provision whereby upon liquidation, dissolution, winding up or sale of the Company any outstanding Series A Preferred Shares will be paid out ahead of the common shares at a rate of two times the stated value of the Series A Preferred Shares.  After 12 months from the date of issue, the Company may force the conversion of the Series A Preferred Shares provided: i) production from the Deerfield Area is 15,000 barrels of oil in a 30 day period; ii) the common shares have traded at or above US$0.25 per share for the preceding 20 consecutive trading days; and iii) the daily average dollar trading volume has been in excess of US$75,000 per day for the same 20 day period.

•
In conjunction with the Series A Preferred Share issuance, the Company has also issued to the Investors 15,400,000 warrants.  Each warrant allows the holder to purchase a common share at US$0.25 per share until August 28, 2014.  After May 28, 2010 a cashless conversion option is provided only with respect to warrant shares not included for unrestricted public resale in an effective registration statement on the date notice of exercise is given to the Company.

•
Until twelve months following the first occasion upon which the Company produces 3,000 barrels over a 30 day period (100 barrels per day average) from the Deerfield Area, the Investors have the option to purchase up to 20,000 Series B convertible preferred shares with a stated value of $100 each (the “Series B Preferred Shares”), for up to US$2,000,000 on similar terms to the Series A Preferred Shares except the conversion price is US$0.10 per common share.  After 12 months from the date of issue, the Company may force the conversion of the Series B Preferred Shares provided: i) production from the Deerfield Area is 30,000 barrels of oil in a 30 day period; ii) the common shares have traded at or above US$0.35 per share for the preceding 20 consecutive trading days; and iii) the daily average dollar trading volume has been in excess of US$150,000 per day for the same 20 day period. In conjunction with the Series B Preferred Share issuance, the Company will issue to the Investors up to 10,000,000 warrants.  Each warrant allows the holder to purchase a common share at US$0.35 per share for a period of five years from issuance.  After nine months from the date of issuance, a cashless conversion option is provided only with respect to warrant shares not included for unrestricted public resale in an effective registration statement on the date notice of exercise is given to the Company.

•
The agreement includes anti-dilution provisions including: 1) the sale of certain common stock or securities exchangeable into common stock at a price less than the conversion price of the outstanding Series A or B Preferred Shares would result in the adjustment of the conversion price to this lower price; and 2) the conversion price of the Series A or B Preferred shares will be adjusted proportionately to take account of any dividends on common stock, stock splits or consolidations, or reclassification of common stock.

•
The Company is prohibited from pledging its properties under certain circumstances and the Company is prohibited from selling a majority interest in its properties without the consent of a majority interest of the Investors so long as the Series A or B Preferred Shares are outstanding.  Such majority interest consent is also required for certain actions that would adversely change the rights of the Investors while either the Series A or B Preferred Shares are outstanding.  These negative pledges do not pertain to the Series B Preferred Shares unless Series B Preferred Shares having a face value of more than US$1,400,000 have been issued.

•
For a period which is the latter of either the Series A or B Preferred Shares (or the underlying investment rights to buy Series B Preferred Shares) being outstanding or August 28, 2011 MP 1, LLC will have the option to acquire up to a 20% proportionate interest in any of the Company’s properties outside of the Deerfield Area by paying a proportionate 133% of the Company’s costs-to-date in respect of such property.

•
For a period which is the latter of either the Series A or B Preferred Shares (or the underlying investment rights to buy Series B Preferred Shares) being outstanding or August 28, 2011, MP 1, LLC will have the option to participate with the Company in any future oil and gas property acquisitions for a proportionate 20% share of any such acquisition.

•
While Series A Preferred Shares are outstanding, the Series A Preferred shareholders have the right to nominate one director to the Board of Directors.  Should Series B Preferred Shares having stated value of not less than US$1.8 million be issued, the holders of such shares will have the right to nominate one director to the Board of Directors of the Company.

•
With respect to each of the Series A and B Preferred Shares, certain default provisions related to material events result in the dividend rate increasing to 15% payable in cash during the event of default.

•	Until August 28, 2010, ICO Fund has a right of first refusal with respect to certain debt or equity financings.

•
The Company has agreed to pay US$75,000 of ICO Fund’s legal fees and to engage Iromad LLC (a technology consulting firm recommended by ICO Fund) for a minimum of six months at a cost not to exceed US$20,000 per month with an option for this contract to be extended.

INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS AUDIT REPORT ON RECONCILIATION TO UNITED STATES GAAP

To the Board of Directors of MegaWest Energy Corp.

On August 28, 2009, we reported on the accompanying consolidated balance sheets of MegaWest Energy Corp. as at April 30, 2009 and 2008 and the consolidated statements of operations, comprehensive loss and deficit, and accumulated other comprehensive loss and cash flows for each of the years in the three-year period ended April 30, 2009 and for the period from exploration on November 1, 2006 through April 30, 2009 which are included in the annual report on Form 20-F.  In connection with our audits of the aforementioned consolidated financial statements, we also have audited the related supplemental note entitled “Reconciliation to United States GAAP” included in the Form 20-F.  This supplemental note is the responsibility of the Company’s management.  Our responsibility is to express an opinion on this supplemental note based on our audits.

In our opinion, such supplemental note, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

As discussed in note (a), the April 30, 2008 Reconciliation to United States GAAP supplemental note has been restated to correct misstatements.

KPMG LLP
Calgary, Canada
August 28, 2009

COMMENTS BY INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS ON CANADA –
UNITED STATES OF AMERICA REPORTING DIFFERENCES

The standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in note 1 to the consolidated financial statements.  Although we conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States), our report to the shareholders dated August 28, 2009 is expressed in accordance with Canadian reporting standards which do not permit a reference to such conditions and events in the auditors' report when these are adequately disclosed in the financial statements.

KPMG LLP
Calgary, Canada
August 28, 2009

The consolidated financial statements of the Company have been prepared in accordance with GAAP as applied in Canada.  As at April 30, 2009 and 2008 and for each of the years in the three-year period ended April 30, 2009, Canadian GAAP conforms in all material respects with U.S. GAAP except for certain matters, detailed in the following notes and tables.

Consolidated Balance Sheets:
	As at April 30, 2009		As at April 30, 2008
	Canadian GAAP		Canadian GAAP
		U.S. GAAP		U.S. GAAP
				(as restated note (a))
Assets
Current assets
Cash and cash equivalents	$ 1,766,558	$ 1,766,558	$ 5,159,927	$ 5,159,927
Restricted cash	96,338	96,338	265,562	265,562
Accounts receivable	77,628	77,628	243,840	243,840
Prepaid expenses	284,146	284,146	154,118	154,118
	2,224,670	2,224,670	5,823,447	5,823,447

Oil and gas assets (note (b))	24,805,102	33,759,070	42,236,315	82,496,944
Administrative assets	236,030	236,030	303,157	303,157
Restricted cash	170,555	170,555	192,403	192,403
	$ 27,436,357	$ 36,390,325	$ 48,555,322	$ 88,815,951

Liabilities and Shareholders' Equity
Current liabilities
Accounts payable and accrued liabilities	$ 112,663	$ 112,663	$ 1,687,775	$ 1,687,775

Convertible promissory notes (note (c))	-	-	1,828,779	1,849,893
Asset retirement obligations	1,023,963	1,023,963	295,009	295,009
	1,136,626	1,136,626	3,811,563	3,832,677

Shareholders' Equity
Share capital (note (c))	83,597,427	85,244,737	63,849,504	63,022,017
Warrants (note (c))	-	-	19,935,537	50,103,367
Contributed surplus (note (c))	22,213,833	57,977,587	3,154,744	11,238,984
Equity portion of convertible promissory
notes (note (c))	-	-	120,566	-
Accumulated deficit from prior operations	(562,633)	(562,633)	(562,633)	(562,633)
Accumulated deficit from exploration
stage (notes (c) and (d))	(78,948,896)	(107,405,992)	(41,753,959)	(38,818,461)
	26,299,731	35,253,699	44,743,759	84,983,274
	$ 27,436,357	$ 36,390,325	$ 48,555,322	$ 88,815,951

Consolidated Statements of Operations and Comprehensive Loss:

The application of U.S. GAAP has the following effects on the consolidated statements of operations and comprehensive loss for each of the years in the three-year period ended April 30, 2009:
	Year Ended April 30
	2009	2008	2007
		(as restated note (a))
Canadian GAAP loss for the year	$ (37,194,937)	$ (17,903,023)	$ (6,893,052)
Adjustments for:
Reduced interest expense on convertible promissory notes (note (d)(iv))	9,957	70,757	28,695
Stock-based compensation expense on stock options (note (d)(v))	(95,890)	(2,122,941)	(11,248,405)
Less capitalized stock-based compensation (note (d)(v))	187,005	802,969	–
Stock-based compensation on shares issued for services (note (d)(v))	–	(277,726)	–
Additional impairment (note (d)(iii))	(31,493,666)	–	–
Total adjustments	(31,392,594)	(1,526,941)	(11,219,710)
U.S. GAAP loss for the year, previously reported	(68,587,531)	(19,429,964)	(18,112,762)
Additional impairment (note (a)(II))	–	(21,690,160)	–
U.S. GAAP loss for the year, as restated	$ (68,587,531)	$ (41,120,124)	$ (18,112,762)
Adjustment affecting comprehensive income under U.S. GAAP:
Unrealized gain (loss) on marketable securities (note (d)(xi))	–	(242,040)	242,040
U.S. GAAP comprehensive loss for the year	$ (68,587,531)	$ (41,362,164)	$ (17,870,722)

U.S. GAAP net loss per share – basic and diluted	$ (0.53)	$ (0.51)	$ (1.20)

Consolidated Accumulated Deficit from Exploration Stage:

The application of U.S. GAAP has the following effects on the accumulated deficit from exploration stage for each of the years in the three-year period ended April 30, 2009:
	Year Ended April 30
	2009	2008	2007
		(as restated note (a))
Canadian GAAP accumulated deficit from exploration stage, end of year	$ (78,948,896)	$ (41,753,959)	$ (18,244,571)
Adjustments for:
Re-class deficit adjustment on related party acquisitions (note (d)(i))	17,257,043	17,257,043	11,408,638
Re-measure exchange shares (note (d)(vii))	20,115,266	20,115,266	20,115,266
Reduced interest expense on convertible promissory notes (note (d)(iv))	109,409	99,452	28,695
Stock-based compensation on stock options (note (d)(v))	(13,467,236)	(13,371,346)	(11,248,405)
Less capitalized stock-based compensation (note (d)(v))	989,974	802,969	–
Stock-based compensation on shares issued for services (note (d)(v))	(277,726)	(277,726)	–
Additional impairment (note (d)(iii))	(53,183,826)	(21,690,160)	–
U.S. GAAP accumulated deficit from exploration stage, end of year	$ (107,405,992)	$ (38,818,461)	$ 2,059,623

a)	Restatement of Comparative Figures:

The 2008 comparative U.S. GAAP amounts have been restated for clerical errors that were in the previously reported U.S. GAAP consolidated balance sheet and the inclusion of Trinity Sands Project (Texas) cost write-downs in the U.S. GAAP consolidated statement of operations, comprehensive loss and accumulated deficit from exploration stage.

I)	The clerical errors for U.S. GAAP purposes were as follows:

i)
The transfer to share capital of the recorded amount of warrants exercised in 2008 was shown as a $5,033,319 increase in the dollar amount of warrants rather than as a $5,033,319 reduction of the dollar amount of warrants.  To correct this error in the restated U.S. GAAP financial statements, the dollar amount warrants has been reduced by $10,066,638 and the dollar amount of share capital has been increased by an equivalent amount.

ii)
A portion of a 2007 entry to record the acquisition of certain properties was not reflected in the 2008 U.S. GAAP financial statements.  To correct this, oil and gas assets have been increased by $11,515,824 and share capital has been reduced by $8,599,442.

II)
Under Canadian GAAP, the Texas properties were written down to $300,000 in 2008.  These properties should also have been recorded at $300,000 for U.S. GAAP purposes.  As a result, oil and gas assets have been reduced by $21,691,160 and the 2008 loss, comprehensive loss and accumulated deficit from exploration stage has been increased by an equivalent amount.

b)	Oil and Gas Assets:
As at April 30, 2009
Canadian GAAP:	$ 24,805,102
Adjustments for:
Measuring oil and gas assets at exchange amounts for related party acquisitions (note (d)(i))	17,257,043
Re-measure exchange shares (note (d)(ii))	32,374,953
Equity portion of exchangeable shares (note (d)(ii))	11,515,824
Additional capitalized stock-based compensation (note (d)(v))	989,974
Additional impairment (note (d)(iii))	(53,183,826)
U.S. GAAP	$ 33,759,070

As at April 30, 2008
Canadian GAAP:	$ 42,236,315
Adjustments for:
Measuring oil and gas assets at exchange amounts for related party acquisitions (note (d)(i))	17,257,043
Re-measure exchange shares (note (d)(ii))	32,374,953
Additional capitalized stock-based compensation (note (d)(v))	802,969
U.S. GAAP, previously reported	92,671,280
Clerical error (note (a)(I)(ii))	11,515,824
Additional impairment (note (a)(II))	(21,690,160)
U.S. GAAP	$ 82,496,944

c)	Liabilities and Equity:
As at April 30, 2009
	Share capital	Warrants	Contributed surplus	Accumulated (Deficit) from exploration stage
Canadian GAAP	$ 83,597,427	$ -	$ 22,213,833	$ (78,948,896)
Adjustments for:
Re-class deficit adjustment on related party acquisitions (note (d)(i))	-	-	-	17,257,043
Property acquisitions (note (d)(ii))	11,029,204	21,345,749	-	-
Stock-compensation transactions (note (d)(v))	875,118	4,802,400	8,067,444	-
Value of warrants on private placements (note (d)(vi))	(10,657,600)	9,053,000	1,604,600	-
Re-measure exchange shares (note (d)(vii))	(8,599,442)	-	-	20,115,266
Transfer on stock option exercise (note (d)(viii))	1,278,614	-	(1,278,614)	-
Transfer on warrant exercise (note (d)(viii))	7,617,525	(7,617,525)	-	-
Transfer on unit exercise (note (d)(viii))	213,300	-	(213,300)	-
Transfer on warrant expiry (note (d)(ix))	-	(27,583,624)	27,583,624	-
Reduced interest expense on convertible promissory notes (note (d)(iv))	(109,409)	-	-	109,409
Stock-based compensation on stock options (note (d)(v))	-	-	-	(13,467,236)
Less capitalized stock-based compensation (note (d)(v))	-	-	-	989,974
Stock-based compensation on shares issued for services (note (d)(v))	-	-	-	(277,726)
Additional impairment (note (d)(iii))	-	-	-	(53,183,826)
U.S. GAAP	$ 85,244,737	$ -	$ 57,977,587	$ (107,405,992)

As at April 30, 2008
	Convertible promissory notes	Share capital	Warrants	Contributed surplus	Equity portion of convertible promissory notes	Accumulated deficit from exploration stage	Accumulated other comprehensive income
Canadian GAAP:	$1,828,779	$63,849,504	$19,935,537	$3,154,744	$ 120,566	$(41,753,959)	$ -
Adjustments for:
Re-class deficit adjustment on related party acquisitions (note (d)(i))	-	-	-	-	-	17,257,043	-
Property acquisitions (note (d)(ii))	-	11,029,204	21,345,749	-	-	-	-
Re-class convertible note (note (d)(iv))	120,566	-	-	-	(120,566)	-	-
Stock-compensation transactions (note (d)(v))	-	875,118	4,802,400	7,971,554	-	-	-
Value of warrants on private placements (note (d)(vi))	-	(10,657,600)	9,053,000	1,604,600	-	-	-
Re-measure exchange shares (note (d)(vii))	-	-	-	-	-	20,115,266	-
Transfer on stock option exercise (note (d)(viii))	-	1,278,614	-	(1,278,614)	-	-	-
Transfer on warrant exercise (note (d)(viii))	-	(5,033,319)	5,033,319	-	-	-	-
Transfer on unit exercise (note (d)(viii))	-	213,300	-	(213,300)	-	-	-
Comprehensive income (note (d)(xiv))	-	-	-	-	-	-	242,040
Comprehensive loss (note (d)(xiv))	-	-	-	-	-	-	(242,040)
Reduced interest expense on convertible promissory notes (note (d)(iv))	(99,452)	-	-	-	-	99,452	-
Stock-based compensation on stock options (note (d)(v))	-	-	-	-	-	(13,371,346)	-
Less capitalized stock-based compensation (note (d)(v))	-	-	-	-	-	802,969	-
Stock-based compensation on shares issued for services (note (d)(v))	-	-	-	-	-	(277,726)	-
U.S. GAAP, previously reported	1,849,893	61,554,821	60,170,005	11,238,984	-	(17,128,301)	-
Clerical error (note (a)(I)(i))	-	10,066,638	(10,066,638)	-	-	-	-
Clerical error (note (a)(I)(ii))	-	(8,599,442)	-	-	-	-	-
Additional impairment (note (a)(II))	-	-	-	-	-	(21,690,160)	-
U.S. GAAP, restated	$1,849,893	$63,022,017	$50,103,367	$11,238,984	$ -	$(38,818,461)	$ -

d)	Adjustments:

i)
There is a difference in the measurement basis used to record related party transactions under Canadian GAAP compared to U.S. GAAP when the transacting entities are not under common control.  Under Canadian GAAP, related party transactions are recorded at their carrying amounts unless independent evidence exists to support the exchange amount.  Since independent evidence did not exist for the exchange amounts of the related party acquisitions of Trinity, Deerfield Missouri and the assets of Deerfield Kansas, they were recorded at their carrying amounts.  Under U.S. GAAP, only related party transactions between transacting entities under common control are recorded at their carrying amount.  As common control did not exist between MegaWest and Trinity, Deerfield Missouri and Deerfield Kansas, these acquisitions were recorded at their exchange amounts.  As a result, the difference between the carrying amount and exchange amount of $17,257,043 at April 30, 2008 is re-classified from deficit under Canadian GAAP to oil and gas assets under U.S. GAAP.  There were no new related party transactions during the year ended April 30, 2009.

ii)
There is a difference in determining the fair value of shares issued for certain stock-based transactions under Canadian GAAP and U.S. GAAP if the market for the Company's shares is not active and liquid.  Under Canadian GAAP, if the market for the Company's shares is not active and liquid, fair value is established using valuation techniques that include recent arm's length market transactions.  Under U.S. GAAP, regulatory interpretation requires the use of quoted market prices as fair value.

As a result of this GAAP difference, the amount recorded for oil and gas asset acquisitions was higher under U.S. GAAP when the consideration given includes common shares or warrants.  The following adjustments were made to the acquisitions below:
	Equity Portion of Exchangeable Shares	Common Shares	Warrants	Total
Assets of Chetopa Kansas	$ –	$ 383,229	$ –	$ 383,229
Deerfield Missouri	–	2,493,275	–	2,493,275
Kentucky		7,792,875	14,014,475	21,810,350
Montana	–	359,825	7,328,274	7,688,099
Texas (Trinity Sands)	11,515,824	–	–	11,515,824
April 30, 2008 and 2009	$ 11,515,824	$ 11,029,204	$ 21,345,749	$ 43,890,777

In January 2008, the Company’s market for the shares became active and liquid.  As a result, this GAAP difference is no longer be applicable to share-based transactions occurring after January 2008.

iii)
There are certain differences between the full cost method of accounting for oil and gas assets as applied in Canada and in the U.S.  The principal difference is the ceiling test evaluation under the full cost method.  Canadian GAAP requires the ceiling test evaluation to use estimates of future oil and gas prices and costs plus the value of unproved properties on an undiscounted basis; to calculate the amount of impairment, the future net cash flows of a cost center's proved and probable reserves are discounted using a risk-free interest rate.

In the ceiling test evaluation for U.S. GAAP purposes, under Regulation S-X, future net cash flows from proved reserves using period-end, non-escalated prices and costs, are discounted to present value at 10 percent per annum plus the value of unproved properties is compared to the carrying value of oil and gas assets.

For the year ended April 30, 2009, the fair value of oil and gas assets was determined to be the same for Canadian GAAP and U.S. GAAP for all projects, with the exception of the Missouri project.  As a result, additional impairment of $31,493,666 is required under U.S. GAAP related to certain adjustments described in (d)(i), (ii) and (v).

Oil and gas assets As at April 30, 2009	Kansas	Missouri	Kentucky	Texas	Montana	Other	Total
Canadian GAAP	$ 99,980	$ 17,844,628	$ 3,216,405	$ 300,000	$ 1,519,879	$ 1,824,210	$ 24,805,102
U.S. GAAP adjustments (d)(i), (ii), (v)	1,005,243	8,953,968	21,810,350	21,690,160	7,688,099	989,974	62,137,794
Additional impairment – 2008 (note (a)(II))	-	-	-	(21,690,160)	-	-	(21,690,160)
Additional impairment – 2009	(1,005,243)	-	(21,810,350)	-	(7,688,099)	(989,974)	(31,493,666)
U.S. GAAP	$ 99,980	$ 26,798,596	$ 3,216,405	$ 300,000	$ 1,519,879	$ 1,824,210	$ 33,759,070

Oil and gas assets As at April 30, 2008	Kansas	Missouri	Kentucky	Texas	Montana	Other	Total
Canadian GAAP	$ 2,935,475	$ 6,583,270	$ 21,740,461	$ 300,000	$ 9,901,535	$ 775,574	$ 42,236,315
U.S. GAAP adjustments (d)(i), (ii), (v)	1,005,243	8,953,968	21,810,350	21,690,160	7,688,099	802,969	61,950,789
Additional impairment – 2008 (note (a)(II))	-	-	-	(21,690,160)	-	-	(21,690,160)
U.S. GAAP	$ 3,940,718	$ 15,537,238	$ 43,550,811	$ 300,000	$ 17,589,634	$ 1,578,543	$ 82,496,944

iv)
There is a difference in the treatment of convertible promissory notes under Canadian GAAP compared to U.S. GAAP.  Under Canadian GAAP, the equity component of the note is valued using an option pricing model and classified as shareholders' equity.  The residual amount is classified as a liability and interest is recorded, to bring the liability to its face value at maturity using the effective interest rate method.

Under U.S. GAAP, the convertible promissory notes are classified as liability, and interest is accrued at the contractual rate.  This results in a reduction of interest expense and the re-classification of the equity portion to  a liability, prior to its conversion in June 2008.

v)
The fair value of the Company's stock compensation transactions was estimated using the Black-Scholes options pricing model. One of the assumptions used in the Black-Scholes model is the market price of the underlying share on the grant date.  As a result of the GAAP difference on the fair value of the Company's shares described in (d)(ii), the stock compensation transactions have a different fair value input under Canadian GAAP compared to U.S. GAAP.  Under Canadian GAAP, the fair value of the Company's shares was based on recent arm's length transactions, including recent private placements.  Under U.S. GAAP, the quoted OTC exchange price is used.

This results in the GAAP differences for the following stock-based transactions:
Year ended April 30, 2009	Canadian GAAP	U.S. GAAP	GAAP adjustment	GAAP adjustment to
Compensation cost on stock options	$ 797,570	$ 893,460	$ 95,890	Contributed surplus
Compensation cost on common shares	254,613	254,613	-	Share capital
	1,052,183	1,148,073	95,890
Capitalized stock-based compensation	(350,841)	(537,846)	(187,005)	Oil and gas assets
Adjustment to net loss	$ 701,342	$ 610,227	$ (91,115)	Net loss

Year ended April 30, 2008	Canadian GAAP	U.S. GAAP	GAAP adjustment	GAAP adjustment to
Compensation cost on stock options	$ 1,065,859	$ 3,188,800	$ 2,122,941	Contributed surplus
Compensation cost on common shares	394,900	672,626	277,726	Share capital
	1,460,759	3,861,426	2,400,667
Capitalized stock-based compensation	(360,880)	(1,163,849)	(802,969)	Oil and gas assets
Adjustment to net loss	$ 1,099,879	$ 2,697,577	$ 1,597,698	Net loss

Year ended April 30, 2007	Canadian GAAP	U.S. GAAP	GAAP adjustment	GAAP adjustment to
Compensation cost on stock options	$ 1,863,448	$ 7,712,061	$ 5,848,613	Contributed surplus
Compensation cost on consulting warrants	1,600,800	6,403,200	4,802,400	Warrants
Shares issued to settle debt	–	597,392	597,392	Common shares
Adjustment to 2007 net loss	$ 3,464,248	$ 14,712,653	$ 11,248,405	Net loss

In January 2008, the Company’s market for the shares became active and liquid.  As a result, this GAAP difference is no longer applicable to share-based transactions occurring after January 2008.

vi)
The value ascribed to the share purchase warrants issued in connection with the unit private placements is adjusted under U.S. GAAP, as the OTC exchange quoted price is used for the market price input in the option pricing model.  This results in an adjustment of $9,053,000 from share capital to warrants and $1,604,600 from share capital to contributed surplus for the stock-based issue costs.

In January 2008, the Company’s market for the shares became active and liquid.  As a result, this GAAP difference is no longer applicable to share-based transactions occurring after January 2008.

vii)
There is a difference in the classification and re-measurement of exchange shares under Canadian GAAP compared to U.S. GAAP.  Under Canadian GAAP, the exchange shares are split between the equity and liability components.  The equity component of the exchange shares is valued using an option pricing model and classified as shareholders' equity.  The residual amount is classified as a liability at its fair value.

Under U.S. GAAP, the exchange shares components are not separated, rather they are accounted for as temporary equity.  The exchange shares are measured at fair value on issuance and for each reporting period, the exchange shares are re-measured to their redemption value, and the resulting difference is recognized as an adjustment to retained earnings (deficit).

viii)
As a result of the higher stock compensation cost as described in (d)(v), when stock options, warrants and unit rights are exercised, there is an adjustment under U.S. GAAP related to the transfer from contributed surplus and warrants to share capital.

During the year ended April 30, 2009, 1,900,000 incentive warrants were exercised resulting in an additional $2,584,206 transferred to share capital from warrants.

During the year ended April 30, 2008, 1,025,000 options were exercised resulting in an additional $848,614 transferred to share capital from contributed surplus, 6,925,000 warrants were exercised resulting in an additional $5,033,319 transferred to share capital from warrants and 180,000 unit rights were exercised resulting in an additional $213,300 share capital from contributed surplus.

During the year ended April 30, 2007, 500,000 options were exercised resulting in an additional $430,000 transferred to share capital from contributed surplus.

ix)	As a result of the higher warrant value for U.S. GAAP, when warrants expire, there is an adjustment under U.S. GAAP related to the transfer from warrants to contributed surplus.

During the year ended April 30, 2009, a total of 35,607,623 warrants expired resulting in an additional $27,583,624 transferred to contributed surplus from warrants.

x)
As at April 30, 2009, accounts payable and accrued liabilities consisted of trade payables of $53,369 (2008 – $388,064), salary and bonus accrual of nil (2008 – $876,000) and operational accruals of $59,294 (2008 – $423,711).

xi)
For the year ended April 30, 2007 there was a difference in the carrying amounts of marketable securities under Canadian GAAP compared to U.S. GAAP.  Under Canadian GAAP, marketable securities were recorded at the lower of cost or market value, and were not re-measured unless an impairment of carrying amount occurred.  Under U.S. GAAP, marketable securities available for sale are recorded and re-measured at each balance sheet date at their fair value.  At April 30, 2007 under U.S. GAAP, the Company recorded a $242,040 unrealized gain on marketable securities as a component of other comprehensive income. During the year ended April 30, 2008, the value of these marketable securities had a permanent decline in value and the Company recognized a loss of $242,000.

After the adoption of new Canadian accounting standards for financial instruments on May 1, 2007, this GAAP difference no longer existed.

e)	Recent Developments in U.S. GAAP:

Effective May 1, 2008, the Company adopted Statement of Financial Accounting Standard No. 157 (“SFAS 157”), as amended, which defines fair value and establishes a framework for measuring fair value when an entity is required to use a fair value measure for recognition or disclosure purposes and expands the disclosures about fair value measurements.  SFAS 157 was adopted for assets and liabilities measured or disclosed at fair value, with the one year deferral for non-financial assets and liabilities that are recognized or disclosed at fair value on a nonrecurring basis. There was no impact on the financial position, results of operations or cash flows as a result of the adoption of SFAS 157 for financial assets and liabilities. The Company has not assessed the impact of SFAS 157 on non-financial assets and liabilities that are recognized or disclosed at fair value on a nonrecurring basis.

Effective May 1, 2008, the Company adopted Statement of Financial Accounting Standard No. 159 The Fair Value Option for Financial Assets and Financial Liabilities ("SFAS No. 159").  Under SFAS 159, entities are provided with an option to report selected financial assets and liabilities at fair value. The standard permits an entity to elect the fair value option on an instrument-by-instrument basis; and once the election is made, it is irrevocable.  The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions.  In addition, SFAS 159 establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. There was no impact on the financial position, results of operations or cash flows as a result of the adoption of SFAS 159 for financial assets and liabilities.

f)	Recent Accounting Pronouncements Not Yet Adopted:

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 160, “Non-controlling Interests in Consolidated Financial Statements” (“SFAS No. 160”).  SFAS 160 is to be applied prospectively and becomes effective for business combinations at the beginning of the first annual reporting period on or after December 15, 2008. The Company will implement this guidance on future acquisitions on or after the effective date.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141 (revised 2007) Business Combinations (“SFAS No. 141(R)”) effective for business combinations for which the acquisition date is on or after May 1, 2009.  SFAS 141(R) requires the acquiring entity in a business combination to recognize all (and only) the assets acquired and liabilities assumed in the transaction; establishes the acquisition date fair value as the measurement objective for all assets acquired and liabilities assumed; and requires the acquirer to disclose to investors and other users all of the information they need to evaluate and understand the nature and financial effect of the business combination.

In March 2008, the FASB issued SFAS 161, Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133. This Statement is effective for fiscal years beginning on or after November 15, 2008 and requires enhanced disclosures about an entity’s derivative and hedging activities and thereby improves the transparency of financial reporting. Disclosing the fair values of derivative instruments and their gains and losses in a tabular format provides a more complete picture of the location in an entity’s financial statements of both the derivative positions existing at period end and the effect of using derivatives during the reporting period. Entities are required to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under Statement 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance and cash flows.  Management is currently evaluating the impact of adopting SFAS 161.

In May 2008, the FASB issued Statement No. 162, The Hierarchy of Generally Accepted Accounting Principles (“SFAS 162”).  This statement identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements.  This Statement directs the GAAP hierarchy to the entity, not the independent auditors, as the entity is responsible for selecting accounting principles for financial statements that are presented in conformity with GAAP.  This Statement is effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board amendments to remove the GAAP hierarchy from the auditing standards.  Management is currently evaluating the impact of adopting SFAS 162.

In May 2008, the FASB issued FASB Staff Position APB No. 14-1, Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement) (“APB 14-1”), which applies to convertible debt that includes a cash conversion feature. Under APB 14-1, the liability and equity components of convertible debt instruments within the scope of this pronouncement shall be separately accounted for in a manner that will reflect the entity’s nonconvertible debt borrowing rate when interest cost is recognized in subsequent periods. APB 14-1 is effective for fiscal years beginning after December 15, 2008. The Company is currently evaluating the potential impact, if any, of the adoption of FASB Staff Position No. 14-1 on its consolidated results of operation and financial condition.

In December 2008, FASB issued EITF Issue 07-5, Determining Whether an Instrument (or an Embedded Feature) is Indexed to an Entity’s Own Stock (“EITF 07-05”) which supersedes EITF Issue 01-6, The Meaning of Indexed to a Company’s Own Stock  and establishes a two-step process for evaluating whether equity-linked financial instruments and embedded features are indexed to a company’s own stock for the purposes of determining whether the scope exception described in paragraph 11(a) of SFAS 133, Accounting for Derivative Instruments and Hedging Activities can be applied.   EITF 07-5 is effective for fiscal years beginning after December 15, 2008.  Management is currently evaluating the impact of adopting EITF 07-5.

In December 2008, the Securities and Exchange Commission approved the previously announced revisions to modernize Oil and Gas Company reporting requirements. These new requirements include a change to reporting oil and gas reserves and completing the impairment test by using an average price based on the 12-month period instead of using the year-end price. These changes are effective for filings on or after January 1, 2010 and for annual reports filed on or after December 31, 2009. The Company is currently assessing the impact of these revisions which will take effect for the Company’s April 30, 2010 year end.

In June 2009, the FASB issued SFAS No. 168, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepting Accounting Principles—A Replacement of FASB Statement No. 162 (“FAS 168”) which established the “FASB Accounting Standards Codification” (“Codification”) as the single source of authoritative non-governmental U.S. GAAP which was launched on July 1, 2009.  The Codification does not change current U.S. GAAP, but is intended to simplify user access to all authoritative U.S. GAAP by providing all the authoritative literature related to a particular topic in one place. All existing accounting standard documents will be superseded and all other accounting literature not included in the Codification will be considered non-authoritative. The Codification is effective for interim and annual periods ending after September 15, 2009 and will not have an impact on our Company’s financial condition or results of operations. The Company is currently evaluating the impact to the financial reporting process of providing Codification references in our public filings.

ITEM 19.                      Exhibits

Exhibits Required by Form 20-F.

Exhibit Number	Description
1.1	Certificate of Incorporation – British Columbia (1)
1.2	Notice of Articles – British Columbia (2)
1.3	Certificate of Name Change – British Columbia (2)
1.4	Articles – British Columbia (2)
1.5	Certificate of Continuance – Alberta (6)
1.6	Articles of Continuance – Alberta (6)
1.70	By-law No. 1 – Alberta (6)
4.1	Form of Subscription Agreement entered into with various subscribers in December 2006: (2)
4.2	Form of Subscription Agreement entered into with various subscribers in December 2006: (2)
4.3	Employment Agreement dated December 15, 2006 with R. William Thornton (2)
4.4	Letter of Intent dated December 20, 2006 with Deerfield Energy LLC (2)
4.5	Assumption and Loan Conversion Agreement dated December 20, 2006 with Agosto Corporation Limited and Deerfield Energy LLC (2)
4.6	First Supplemental Agreement to Assumption and Loan Conversion Agreement dated December 20, 2006 with Agosto Corporation Limited and Deerfield Energy LLC (2)
4.7	Letter of Intent dated December 20, 2006 with Trinity Sands Energy LLC (2)
4.8	Assumption and Loan Conversion Agreement dated December 20, 2006 with Agosto Corporation Limited and Trinity Sands Energy LLC (2)
4.9	First Supplemental Agreement to Assumption and Loan Conversion Agreement dated December 20, 2006 with Agosto Corporation Limited and Trinity Sands Energy LLC (2)
4.10	Form of Warrant Issuance Agreement dated December 20, 2006 entered into with: (2) Gladrock Energy LLC Endurance Energy Consulting Ltd. 1187016 Alberta Ltd.
4.11	Form of Debt Settlement and Subscription Agreement dated December 21, 2006 entered into with: (2) Karkrash Holdings Ltd. Carob Management Ltd. Brian Hanson Roy Brown Amisano Hanson
4.12	Canadian Stock Option Plan dated August 24, 2004, amended and restated February 19, 2007 and August 9, 2007 (3)
4.13	U.S. Stock Option Plan dated January 5, 2007 (3)
4.14	Form of Subscription Agreement entered into with various subscribers in January and February 2007 (2)
4.15	Form of Subscription Agreement entered into with various subscribers in January and February 2007 (2)
4.16	Form of Subscription Agreement entered into with various subscribers in March 2007 (2)
4.17	Form of Subscription Agreement entered into with various subscribers in March 2007 (2)
4.18	Asset Purchase Agreement dated March 26, 2007 with Deerfield Energy Kansas Corp. (2)
4.19	Membership Unit Purchase Agreement dated March 26, 2007 with the members of Deerfield Energy LLC (3)
4.20	Membership Unit Purchase Agreement dated April 2, 2007 with the members of Kentucky Reserves, LLC (3)
4.21	Membership Unit Purchase Agreement dated April 25, 2007 with the members of Trinity Sands Energy LLC (3)
4.22	Escrow Agreement dated April 5, 2007 with the unit holders of Deerfield Energy LLC and Clark Wilson LLP (3)
4.23	Consulting Agreement dated as of February 15, 2007 with Mercury Capital Inc. (3)
4.24	Employment Agreement with George T. Stapleton, II (3)
4.25	Employment Agreement with George Orr (3)
4.26	Warrant Certificate dated February 28, 2007 for 375,000 units at US$1.30 evidencing Rights Agreement entered into with PowerOne Capital Markets Limited (3)
4.27	Warrant Certificate dated January 5, 2007 for 180,000 units at US$0.50 evidencing Rights Agreement entered into with PowerOne Capital Markets Limited (3)
4.28	Corporate Support Agreement made effective January 1, 2007 with Sweetwater Capital Corp. (4)
4.29	Agreement of Purchase and Sale made as of October 15, 2007 in respect of the Big Sky project in Choteau County, Montana (5)
4.30	Regional Area of Mutual Interest Agreement made as of October 24, 2007 in respect of the Big Sky project in Choteau County, Montana (5)
4.31	Operating and Farmin Agreement dated October 24, 2007 in respect Loma Area, Montana (Big Sky project) (5)
4.32	Operating and Farmin Agreement dated October 24, 2007 in respect Teton Area, Montana (Big Sky project) (5)
4.33	Amendment to Warrant Issuance Agreement dated September 18, 2007 with Endurance Energy Consulting (5)
4.34	Amendment to Warrant Issuance Agreement dated September 18, 2007 with Gladrock Energy LLC (5)
4.35	Amendment to Warrant Issuance Agreement dated September 18, 2007 with 1187016 Alberta Ltd. (5)
4.36	Consulting Agreement dated December 20, 2007 with PowerOne Capital Markets Limited (5)
4.37	Canadian Equity Incentive Plan, amended and restated June 5, 2008 (8)
4.38	U.S. Equity Incentive Plan, amended and restated June 5, 2008 (8)
4.39	Form of Subscription Agreement entered into various non U.S. subscribers persons in May 2008 (8)
4.40	Amending Agreement to Kentucky Purchase Agreement dated April 8, 2009 with Kentucky Reserves II, LLC (10)
4.41	Clear Creek, Missouri Project Agreement dated July 13, 2009 (8)
4.42	Form of Subscription Agreement entered into various U.S. subscribers persons in May 2008 (8)
4.43	Agreement of Purchase and Sale dated August 27, 2009 between MegaWest Energy Missouri Corp. and Mega Partners 1, LLC (8)
4.44	Operating Agreement dated August 27, 2009 between MegaWest Energy Missouri Corp. and Mega Partners 1, LLC (8)
4.45	Side Letter Agreement dated August 27, 2009 between MegaWest Energy Missouri Corp. and Mega Partners 1, LLC (8)
4.46	Form of Subscription Agreement entered into with various subscribers in August, 2009 (8)
8.1
Significant, direct and indirect, subsidiaries as at August 28, 2008:
MegaWest Energy (USA) Corp. - Nevada
MegaWest Energy Missouri Corp (formerly Deerfield Energy LLC) – Delaware
MegaWest Energy Kansas Corp (formerly Deerfield Energy Kansas Corp.) – Delaware
MegaWest Energy Kentucky Corp (formerly Kentucky Reserves, LLC) – Ohio
MegaWest Energy Texas Corp (formerly Trinity Sands Energy LLC) – Delaware
MegaWest Energy Montana – Delaware

12.1	Section 302 Certification under Sarbanes-Oxley Act of 2002 for William Thornton (9)
12.2	Section 302 Certification under Sarbanes-Oxley Act of 2002 for Farid Naghiyev (9)
12.3	Section 906 Certification under Sarbanes-Oxley Act of 2002 for William Thornton and Farid Naghiyev (9)
23.1	Consent of KPMG LLP (8)
99.1	Audit Committee Charter (4)
99.2	Compensation Committee Charter (4)
99.3	Corporate Governance and Human Resources Committee Charter (4)
99.4	Nominating Committee Charter (4)

(1)	Incorporated by reference to our Form 6-K filed with the Securities and Exchange Commission on March 6, 2006.
(2)	Incorporated by reference to our Form 20-F filed with the Securities and Exchange Commission on March 30, 2007.
(3)	Incorporated by reference to our Form 20-F filed with the Securities and Exchange Commission on August 10, 2007.
(4)	Incorporated by reference to our Form F-1/A filed with the Securities and Exchange Commission on November 7, 2007.
(5)	Incorporated by reference to our Form F-1/A filed with the Securities and Exchange Commission on December 31, 2007.
(6)	Incorporated by reference to our Form F-1/A filed with the Securities and Exchange Commission on February 15, 2008.
(7)	Incorporated by reference to our Form F-1/A filed with the Securities and Exchange Commission on March 20, 2008.
(8)	Incorporated by reference to our Form 6-K filed with the Securities and Exchange Commission on September 4, 2009.
(9)	Filed herewith. (10) Incorporated by reference to our Form 6-K filed with the Securities and Exchange Commission on April 9, 2009

REMAINDER OF PAGE INTENTIONALLY LEFT BLANK

SIGNATURE PAGE TO FOLLOW

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MEGAWEST ENERGY CORP.

Per:

//s/ R.William Thornton

R. William (Bill) Thornton

President and Chief Executive Officer and Director

(Principal Executive Officer)

Dated: September 24, 2009