Form 20-F
period 2010-04-30
MEGAWEST ENERGY CORP.
filed 2010-11-16
CIK 1172298

SECURITIES AND EXCHANGE COMMISSION
Washington D.C.  20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended April 30, 2010
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from __________ to __________

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report .................
Commission file number 000-49760

MEGAWEST ENERGY CORP.
(Exact Name of Registrant as specified in its charter
and translation of Registrant’s name into English)

Alberta, Canada
(Jurisdiction of incorporation or organization)

Suite 902, #105 150 Crowfoot Crescent NW, Calgary, Alberta, Canada T3G 3T2
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
None	N/A

Securities registered or to be registered pursuant to Section 12(g) of the Act: Common Shares, No Par Value

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

Common Shares, as of April 30, 2010……………133,289,472

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☐   No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
Yes ☒   No ☐

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer 	Accelerated filer 	Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP 	International Financial Reporting Standards as issued by the International Accounting Standards Board 	Other ☒

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:
Item 17 ☒   Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐    No ☒

This Annual Report on Form 20-F is incorporated by reference into our Registration Statements on Form S-8 (File Nos. 333-146347 and 333-151626).

ITEM 9.	THE OFFER AND LISTING	41
A.	Offer and Listing Details	41
B.	Plan of Distribution	43
C.	Markets	43
D.	Selling Shareholders	43
E.	Dilution	43
F.	Expenses of the Issue	43
ITEM 10.	ADDITIONAL INFORMATION	43
A.	Share Capital	43
B.	Memorandum and Articles of Association	43
C.	Material Contracts	45
D.	Exchange Controls	47
E.	Taxation	47
F.	Dividends and Paying Agents	52
G.	Statements by Experts	52
H.	Documents on Display	52
I.	Subsidiary Information	53
ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	53
ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	54
PART II		54
ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	54
ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	54
ITEM 15.	CONTROLS AND PROCEDURES	54
ITEM 16.	RESERVED	55
ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT	55
ITEM 16B.	CODE OF ETHICS	55
ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES	56
ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	56
ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS	56
ITEM 16F.	CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT	56
ITEM 16G.	CORPORATE GOVERNANCE	56
PART III		56
ITEM 17.	FINANCIAL STATEMENTS	56

ITEM 18.	FINANCIAL STATEMENTS	57
ITEM 19.	EXHIBITS	57
SIGNATURES		60

INTRODUCTION

We are a corporation organized under the laws of the Province of Alberta, Canada.  Since December 2006, our primary business activity has been the acquisition, exploration and development of a number of unproven heavy oil properties in the United States.  To date, we have been assigned an immaterial amount of proved reserves based on the anticipated total reserves in the Missouri area; however, we still believe we are an exploration stage company.  Our activities to date have included analysis and evaluation of technical data, preparation of geological models, acquisition of mineral rights, exploration and development drilling, conceptual engineering, construction and operation of thermal demonstration projects.  Our common shares trade in the United States on the Over-the-Counter Bulletin Board exchange (OTC) under the symbol "MGWSF."  As used in this annual report, the terms "we", "us", "our" and "company" mean MegaWest Energy Corp.” and "MegaWest USA" means our directly-owned subsidiary MegaWest Energy (USA) Corp.

This annual report contains forward-looking statements as that term is defined in Section 27A of the United States Securities Act of 1933, as amended and Section 21E of the United States Securities Exchange Act of 1934, as amended, or the Exchange Act.  These statements relate to future events or our future financial performance.  In some cases, you can identify forward-looking statements by terminology such as "may", "should", "expects", "plans", "anticipates", "believes", "estimates", "predicts", "potential" or "continue" or the negative of these terms or other comparable terminology.  These statements are only predictions and involve known and unknown risks, uncertainties and other factors, including the risks in the section entitled "Risk Factors" that may cause our or our industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.  Forward-looking statements are not guarantees of future performance and are subject to a wide range of known and unknown risks and uncertainties, and although we believe that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will be realized.  Any number of important factors could cause actual results, future actions, conditions or events to differ materially from those in the forward-looking statements, including, but not limited to, the volatility of oil and gas prices, the ability to implement corporate strategies, the state of domestic capital markets, the ability to obtain financing, changes in oil and gas acquisition and drilling programs, operating risks, production rates, reserve estimates, changes in general economic conditions, and other factors.  Undue reliance should not be placed on forward-looking statements as we can give no assurance that they will prove to be correct.  The forward-looking statements contained in this annual report are made as of the date hereof.  While we acknowledge that subsequent events and developments may cause the views expressed herein to change, we have no intention and undertake no obligation to update, revise or correct such forward-looking information, whether as a result of new information, future events or otherwise, except as required by applicable securities law.

Our financial statements appearing in this annual report are prepared in Canadian dollars and in accordance with generally accepted accounting principles in Canada, or Canadian GAAP, which vary in certain respects from generally accepted accounting principles in the United States, or U.S. GAAP, as described in the Reconciliation to United States GAAP included in this annual report.  Unless otherwise indicated, all references in this annual report to “dollars” or “$” are to Canadian dollars

Statements made in this annual report concerning the contents of any contract, agreement or other document are summaries of such contracts, agreements or documents and are not complete descriptions of all of their terms.  If we filed any of these documents as an exhibit to this annual report or to any registration statement or annual report that we previously filed, you may read the document itself for a complete description of its terms.

PART I

ITEM 1.	Identity of Directors, Senior Management and Advisers

Not applicable.

ITEM 2.	Offer Statistics and Expected Timetable

Not applicable.

ITEM 3.	Key Information

A.	Selected Financial Data

The following table summarizes selected financial data for and as of the five years ended April 30, 2010 are derived from our audited financial statement, which have been prepared in accordance with Canadian GAAP and audited by our independent registered public principal accountants.  Additional information is presented below to show the differences which would result from the application of U.S. GAAP to our financial information.  The selected financial data as of April 30, 2010 and 2009 and for the years ended April 30, 2010, 2009 and 2008 have been derived from our audited financial statements and related notes included elsewhere in this annual report.  The selected financial data as of April 30, 2008, 2007 and 2006 and for the years ended April 30, 2007 and 2006 have been derived from audited financial statements not included in this annual report.  The selected financial data should be read in conjunction with our audited financial statements and related notes included in this annual report and with the information appearing under the heading "Item 5 - Operating and Financial Review and Prospects" below.

Selected Financial Data (Stated in Canadian Dollars - Calculated in accordance with Canadian GAAP)
	Year Ended April 30,
	2010	2009	2008	2007	2006
Net Income (Loss) (1)	($4,912,479)	($37,194,937)	($17,903,023)	($6,893,052)	($222,945)
Net Income (Loss) from Operations per Common Share	($0.04)	($0.29)	($0.23)	($0.31)	($0.04)
Net Income (Loss) per Common Share	($0.04)	($0.29)	($0.23)	($0.31)	($0.04)
Total Assets	$25,721,698	$27,436,357	$48,555,322	$52,532,847	$31,440
Net Assets (Deficiency in Assets)	$24,185,790	$26,299,731	$44,743,759	$48,148,521	($129,422)
Capital Stock(2)	$108,832,634	$105,811,260	$87,060,351	$66,955,725	$376,092
Number of Common Shares	133,289,472	133,244,472	95,131,666	72,436,050	6,337,500
Weighted Average Number of Common Shares	133,255,445	130,358,921	79,413,793	22,102,129	6,337,500
Working Capital (Deficiency)	($213,025)	$2,112,007	$4,135,672	$28,152,901	($139,422)
Long-Term Debt(3)	$-	$-	$1,828,779	$2,928,442	$-
________________________
(1)
Cumulative net loss and deficit from exploration stage since incorporation through April 30, 2010 was $66,846,372 and $84,084,211, respectively.  The difference between the accumulated deficit and losses is $222,836 in cumulative dividends on Series A preferred shares, a $17,257,043 adjustment related to related party acquisitions and a $242,040 adjustment for the adoption of a new accounting standard in 2008.

(2)	Capital stock includes share capital, warrants, contributed surplus and equity portions of convertible promissory notes and exchange shares.
(3)	Long-term debt includes long-term portion of convertible promissory notes and exchange shares.

Reconciliation to U.S. GAAP

Canadian GAAP conforms in all material respects with U.S. GAAP except for certain matters as described in the Reconciliation to United States GAAP included in this annual report.  Had we followed U.S. GAAP, certain selected financial information reported above would have been reported as follows:

Selected Financial Data (Stated in Canadian Dollars - Calculated in accordance with U.S. GAAP)
	Year Ended April 30,
	2010	2009	2008	2007	2006
Net Income (Loss) (1)	($8,378,877)	($68,587,531)	($41,120,124)	($18,112,762)	($222,945)
Net Income (Loss) per Common Share	($0.06)	($0.53)	($0.51)	($0.81)	($0.04)
Total Assets	$32,097,288	$36,390,325	$88,815,951	$97,902,628	$31,440
Net Assets (Deficiency in Assets)	$29,209,380	$35,253,699	$84,983,274	$94,487,486	($129,422)
Capital Stock (2)	$145,779,718	$143,222,324	$124,364,368	$39,713,984	$376,092
Long-Term Debt	$-	$-	$1,849,893	$1,959,258	$-
________________________
(1)	Includes impairment charges of $1,194,559, $34,260,109 and $5,891,223 recorded on oil and gas assets in fiscal 2010, 2009 and 2008, respectively.
(2)	Includes share capital, preferred shares, warrants and options on preferred shares and contributed surplus.

Exchange Rate Information

The following table sets forth the average exchange rate of one dollar Canadian into United States dollars, based on the noon buying rates in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York for the conversion of Canadian dollars into United States dollars in effect on the last date of each month during the period, for the following periods:

$1 Canadian = $x United States	Year Ended April 30
	2010	2009	2008	2007	2006
Average for period	$0.9689	$0.8767	$0.9785	$0.8789	$0.8423

The following table sets out the high and low exchange rates, based on the above-mentioned noon buying rate in New York City for the conversion of Canadian dollars into United States dollars, for the following periods:

	High	Low
October 2010	$1.0014	$0.9639
September 2010	$0.9808	$0.9368
August 2010	$0.9888	$0.9368
July 2010	$0.9748	$0.9367
June 2010	$0.9859	$0.9378
May 2010	$0.9979	$0.9217

On November 12, 2010, the noon buying rate in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York was CDN$1.00 = US$0.9921.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

The common shares of our company are considered speculative.  Investing in our common shares involves a high degree of risk and uncertainty.  You should carefully consider the following risks and uncertainties in addition to other information in this annual report in evaluating our company and our business before purchasing our common shares.  Our business, operating or financial condition could be harmed due to any of the following risks.

RISKS RELATING TO OUR FINANCIAL CONDITION

We will require substantial additional financing in the future to sufficiently fund our operations and continue as a going concern.

We anticipate that we will require substantial additional funds within the next 12 months to sufficiently fund our operations and to continue to develop our projects.  The ultimate development of our oil and gas projects, if assessed to be commercial, will require substantial additional funding.  Additional capital may be in the form of equity, debt, sale of properties, joint ventures, farmouts or any combination thereof.  However, such financing may not be available from any sources on acceptable terms, or at all.  Our ability to access capital will depend on our success in participating in properties that are successful in exploring for and producing oil and gas at profitable prices.  It will also be dependent upon the status of the capital markets at the time such capital is sought.  Should sufficient capital not be available, the development of our business plan could be delayed and, accordingly, the implementation of our business strategy would be adversely affected.

We are an exploration stage company.

To date, we have not established a proved project or generated significant revenues on any of our properties.  Our short-term prospects depend upon the success of the production response to steaming and other remedial operations at our Marmaton River and Grassy Creek projects in Missouri.  For the fiscal year ended April 30, 2010, we incurred a net loss and comprehensive loss of $4,912,479 and had an accumulated deficit of $84,084,211 as of April 30, 2010.  We have not generated significant revenues nor have we realized a profit to date.  Any profitability in the future from our business will be dependent upon developing economic reserves of oil and gas, and our prospects must be considered in light of the risks, expenses and difficulties frequently encountered in establishing a business.  Our business may not prove to be successful and we may not be able to operate profitably.

Our primary and most valuable assets are pledged as security against our indebtedness.

In order to finance our exploration activities with a view toward establishing commercial operations, on July 30, 2010, we pledged our assets in Missouri as a security against our Senior Notes and Junior Notes.  If we default on the terms of any of these credit instruments, we could lose such assets, which would adversely impact our business.

We may fail to maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002, which could have an adverse effect on our financial results and the market price of our ordinary shares.

The Sarbanes-Oxley Act of 2002 imposes certain duties on us and our executives and directors, which requires management’s annual review and evaluation of our internal control over financial reporting.  If we fail to maintain the adequacy of our internal control over financial reporting, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal control over financial reporting.  Management has identified material weaknesses in our internal control over financial reporting as of April 30, 2010.  We may identify additional material weaknesses or significant deficiencies in our internal control over financial reporting in the future.  Any failure to maintain or implement required new or improved controls, or any difficulties that may be encountered in their implementation, could result in additional significant deficiencies or material weaknesses or in material misstatements in our financial statements.  Any such failure could also adversely affect the results of our management’s evaluations and annual auditor reports regarding the effectiveness of our internal control over financial reporting.  Failure to maintain effective internal control over financial reporting could result in investigation or sanctions by regulatory authorities and could have a material adverse effect on our operating results, investor confidence in our reported financial information, and the market price of our common shares.

RISKS RELATING TO OIL AND GAS OPERATIONS

Our Missouri, Kansas, Kentucky, and Montana properties are in early stages of development and we may not be able to establish commercial reserves on these projects.

Exploration for commercial reserves of oil and gas is subject to a number of risks.  Few of the prospects that are explored are ultimately developed into producing oil and/or gas fields.  As of April 30, 2010, a small portion of the reserves associated with our Missouri Marmaton River and Grassy Creek projects are classified as proved.  A limited number of proved reserves have been assigned to our Chetopa Kansas project.  We may not be able to establish commercial reserves on any of these projects.

The oil and gas industry is highly competitive and we may not be able to compete with current and potential exploration companies.

The oil and gas industry is intensely competitive.  We compete with numerous individuals and companies, including many major oil and gas companies, which have substantially greater technical, financial and operational resources and staff for suitable business opportunities, desirable oil and gas properties for drilling operations, drilling equipment and funds.  We may be unable to compete successfully with our existing competitors or with any new competitors.  The competition from other companies with greater resources and reputations may result in our failure to maintain or expand our business.

The potential profitability of oil and gas ventures depends upon factors beyond our control, any of which could have a material adverse effect on our business.

The potential profitability of oil and gas projects is dependent upon many factors beyond our control, including world prices and markets for oil and gas which are unpredictable, highly volatile, potentially subject to governmental fixing, pegging or controls, adverse weather conditions can hinder drilling and production operations, production from any well may be unmarketable if it is impregnated with water or other deleterious substances, and the marketability of oil and gas that may be acquired or discovered will be affected by proximity and capacity of oil and gas pipelines and processing equipment, market fluctuations of prices, taxes, royalties, land tenure, allowable production and environmental protection.  Additionally, worldwide economic uncertainty could impact the availability and cost of funds for production and other expenses.  These changes and events may materially affect our financial performance.

We are subject to complex laws and regulations, including environmental regulations, which can adversely affect the cost, manner or feasibility of doing business.

Oil and gas operations in United States are subject to federal and state laws and regulations which seek to maintain health and safety standards by regulating the design and use of drilling methods and equipment.  Various permits from government bodies are required for drilling and production operations to be conducted and we may not receive such permits.  Oil and gas operations in the United States are also subject to federal and state laws and regulations relating to, among other things, the construction and operation of facilities, the use of water in industrial processes, the removal of natural resources from the ground, and the discharge/release of materials into the environment.

Environmental standards imposed by United States federal and state authorities are subject to change and any such changes could have material adverse effects on our activities.  Moreover, compliance with such laws may cause substantial delays or require capital outlays in excess of those anticipated.  Additionally, we may be subject to liability for pollution or other environmental damages, which we may elect not to insure against due to prohibitive premium costs and other reasons.  Our current and anticipated exploration and drilling activities are subject to the foregoing environment regulations and we would be become subject to additional regulations if we establish reserves or enter into production.

Exploratory drilling involves many risks and we may become liable for pollution or other liabilities which may have an adverse effect on our financial position.

Drilling operations generally involve a high degree of risk.  Hazards such as unusual or unexpected geological formations, blow-outs, sour gas leakage, fire, inability to obtain suitable or adequate machinery, equipment or labor, and other risks are involved.  We may become subject to liability for pollution or hazards against which we cannot adequately insure or which we may elect not to insure.  Incurring any such liability may have a material adverse effect on our financial position and operations.

Our rights to drill on the leases owned by our company are only valid if we continue to pay contractual lease rental payments.

Continuation of existing undrilled leases owned by our company is dependent on the payment of lease rental payments.  The majority of these lease payments are pre-paid at the inception of the individual lease agreement with an option for the pre-payment of a second term at the expiry of the initial term.  We may not be in a financial position at the end of the primary lease term to pay the option payment for the second term, in which case the lease would expire at the end of its primary term.

Our rights to produce petroleum from the leases that we own are dependent on continuous production and the payment of shut-in royalty payments.

Our leases contain provisions that once commercial production has been established, continuous production must be maintained on a monthly basis (with normal maintenance shut-ins excepted).  In order to maintain our leases in force and effect, the leases include provisions for the payment of shut-in royalties.  Under our leases, we would be required to pay a shut-in royalty in certain circumstances when a well is shut-in due to lack of a suitable market, a lack of facilities to produce the product, or other reasons defined within the shut-in provisions contained in our leases.  We may not be in a financial position to make such shut-in royalty payments, in which event our leases would terminate.

The real property associated with our projects for which we have leases may be subject to prior unregistered agreements or transfers that have not been recorded or detected through title searches.

The oil and gas leases with respect to the real property associated with our projects do not guarantee title against all possible claims.  The real property may be subject to prior unregistered agreements or transfers that have not been recorded or detected through title research.  If the oil and gas leases to the real property associated with our projects are challenged, we may have to expend funds defending any such claims and may ultimately lose our interest in such leases, which would have an adverse effect on revenues generated from such projects.

RISKS RELATING TO OUR COMMON SHARES

Future exercises or conversions of certain dilutive instruments, such as convertible Senior Notes, convertible Junior Notes and warrants, may result in substantial dilution and new concentrations in ownership.

In the event that the holders of our Senior Notes and Junior Notes exercise or convert all dilutive derivative instruments held by them, they would own a total of 195,421,360 common shares or 57.8% (as of September 30, 2010) of our fully diluted common shares.  Future exercises or conversions of such instruments may result in substantial dilution and new concentrations in ownership.  Such shareholders could have the ability to control all matters submitted to our shareholders for approval (including the election and removal of directors and any merger, consolidation or sale of all or substantially all of our assets) and to control our management and affairs.  Accordingly, this potential concentration of ownership may have the effect of delaying, deferring or preventing a change in control of our company, impeding a merger, consolidation, takeover or other business combination involving our company or discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of our company, which in turn could have a material adverse effect on the market price of our common shares.

Shareholders' interests in our company will be diluted and investors may suffer dilution in their net book value per share if we issue additional shares or raise funds through the sale of equity securities.

We are authorized to issue an unlimited number of common shares, without par value, and an unlimited number of preferred shares, without par value.  In the event that we issue additional common shares in the future, enter into private placements to raise financing through the sale of equity securities or acquire additional oil and gas property interests using common shares to acquire such interests, the interests of existing shareholders in our may be diluted and existing shareholders may suffer dilution in their net book value per share depending on the price at which such securities are sold.  The issuance of common shares for future services or acquisitions or other corporate actions may have the effect of diluting the value of the shares held by our investors, and might have an adverse effect on any trading market for our common shares.

We are subject to penny stock regulations and restrictions

The Securities and Exchange Commission has adopted regulations which generally define “Penny Stocks” to be an equity security that has a market price less than $5.00 per share or an exercise price of less than US$5.00 per share, subject to certain exemptions.  As of November 12, 2010, the closing price for our common share was US$0.03 per share and therefore, it is designated a “Penny Stock.”  As a Penny Stock, our common shares may become subject to Rule 15g-9 under the Exchange Act, or the Penny Stock Rule.  This rule imposes additional sales practice requirements on broker-dealers that sell such securities to persons other than established customers and “accredited investors.”  For transactions covered by Rule 15g-9, a broker-dealer must make a special suitability determination for the purchaser and have received the purchaser’s written consent to the transaction prior to sale.  As a result, this rule may affect the ability of broker-dealers to sell our securities and may affect the ability of purchasers to sell any of our securities in the secondary market.

For any transaction involving a penny stock, unless exempt, the rules require delivery, prior to any transaction in a penny stock, of a disclosure schedule prescribed by the Securities and Exchange Commission relating to the penny stock market.  Disclosure is also required to be made about sales commissions payable to both the broker-dealer and the registered representative and current quotations for the securities.  Finally, monthly statements are required to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stock.

There can be no assurance that our common shares will qualify for exemption from the penny stock restrictions.  In any event, even if our common shares were exempt from the Penny Stock restrictions, we would remain subject to Section 15(b)(6) of the Exchange Act, which gives the Securities and Exchange Commission the authority to restrict any person from participating in a distribution of penny stock, if the Securities and Exchange Commission finds that such a restriction would be in the public interest.

We do not anticipate paying any dividends on our common shares.

We have never declared or paid cash dividends on our common shares and do not anticipate paying any cash dividends in the foreseeable future.  We intend to retain any future earnings to finance the development and expansion of our business.  Unless we pay dividends, our stockholders will not be able to receive a return on their common shares unless they sell them.

Certain of our directors and officers may have a conflict of interest

Some of our directors and officers serve or may serve as directors or officers of other oil and gas or mineral exploration companies or have interests in other oil and gas or mineral exploration companies or ventures.  To the extent that we have dealings with such companies or ventures, certain of our directors and officers may have a conflict of interest in negotiating and concluding terms relating to the extent of such dealings.

It may be difficult to enforce a U.S. judgment against us and our officers and directors, to assert U.S. securities laws claims in Canada or serve process on our officers and directors.

We are organized under the laws of the Province of Alberta, Canada.  Some of our directors and officers are residents of Canada and all or a substantial portion of such persons' assets are located outside the United States. Therefore, it may be difficult for an investor, or any other person or entity, to enforce a U.S. court judgment based upon the civil liability provisions of the U.S. federal securities laws in a Canadian court against us or any of those persons or to effect service of process upon these persons in the United States.  Additionally, it may be difficult for an investor, or any other person or entity, to enforce civil liabilities under U.S. federal securities laws in original actions instituted in Canada.

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company

We are a corporation organized under the laws of the Province of Alberta, Canada.  We were originally incorporated under the British Columbia Company Act on February 8, 2000, under the name "Brockton Capital Corp."  Our name was changed to "MegaWest Energy Corp." effective February 27, 2007.  At a general meeting of shareholders held on October 29, 2007, our shareholders approved the continuance of our company from the Province of British Columbia into the Province of Alberta under the Alberta Business Corporations Act.  Effective February 12, 2008, our company continued into the Province of Alberta as a company organized under the Alberta Business Corporations Act and we ceased to be a company organized under the British Columbia Business Corporations Act.  Our common shares trade in the United States on the Over-the-Counter Bulletin Board exchange (OTC) under the symbol "MGWSF."

We currently operate in Calgary Alberta Canada in a virtual environment without a physical office. Our mailing address is Suite 902, #105, 150 Crowfoot Crescent NW, Calgary Alberta, Canada, T3G 3T2.  Our telephone number is (403) 984-6342 and our facsimile number is (403) 984-6343.

Since November 1, 2006, our primary business activity has been the acquisition, exploration and development of a number of unproven heavy oil properties in the United States.  Our activities to date have included analysis and evaluation of technical data, preparation of geological models, acquisition of mineral rights, exploration and development drilling, conceptual engineering, construction and operation of thermal demonstration projects.  In November 2006, we took our first steps to become a non-conventional oil and gas company and in December 2006, we entered into several non-binding letters of intent with companies involved in the business of the exploration of oil and gas resources in Kansas, Missouri, Kentucky and Texas.

On March 26, 2007, we purchased, through our subsidiary MegaWest USA, all of the assets of Deerfield Energy Kansas Corp.  The purchased assets included certain items of equipment and fixed assets and interests in two oil and gas leases covering 392 unproved acres in respect of the Chetopa project near Chetopa, Kansas.  The consideration for the assets was 250,000 our common shares and the assumption of a US$500,000 (C$591,250) promissory note payable to a private company, Agosto Corporation Limited, or Agosto.  Pursuant to our assumption of the promissory note, we granted Agosto a conversion feature that enables the holder of the note to convert the principal amount of the loan plus accrued interest into our common shares at a rate of US$0.25 per share.  The promissory notes were converted into our common shares on June 20, 2008 (the maturity date).  We are obligated to pay a net revenue interest up to a maximum of U.S. $750,000 on net revenues generated from the Chetopa project.  The net revenue interest becomes payable after we recover 100% of our capital and operating costs, and will be paid quarterly from 25% of the project's net revenues.  At the date of this annual report, no amount of net revenue interest has been earned.  In June 2007, we began oil production from the Chetopa project and have shipped approximately 11,500 barrels of oil from the project.  To date this production has been incidental to the pilot project.

On April 2, 2007, we acquired, through MegaWest USA, all of the issued and outstanding membership units of Kentucky Reserves, LLC, or Kentucky Reserves, in consideration of US$3,000,000 (C$3,412,500) cash and 5,000,000 common shares.  Kentucky Reserve's assets included oil and gas leases covering 27,009 unproved acres in the Edmonson, Warren and Butler Counties in Kentucky.  Pursuant to the membership unit purchase agreement, we acquired a 62.5% working interest in the shallow rights in certain tar sands and a 37.5% interest in the certain deep rights.  Under purchase agreement, we were committed to undertake a US$15,000,000 work program within the area covered by the leases, which required to be completed by October 2009 for the purpose of determining the most effective way of extracting heavy oil/bitumen from the leases.  The work program was to consist of field testing and evaluation, drilling, logging and coring of wells, formation and fluid testing, the construction of heavy oil pilot projects such as steam, water flooding, solvent injection, electro-thermal heating or the like.  If we had been unable to expend the work program commitment within such period, we would have been subject to a 37.5% penalty on the unexpended amount of the work program commitment.  However, pursuant to an amending agreement dated April 9, 2009 with Kentucky Reserves II, LLC, or KRII, the work program obligations and attendant penalty payment provisions were terminated in consideration for: (i) a reduction in our working interest in the shallow rights from 62.5%  to 37.5%; (ii) a transfer of the ownership of the oil and gas leases to KRII; and (iii) our continuing obligation to pay, directly to the lessors of the lands that make up the Kentucky project, lease rentals for the 24-month period commending March 1, 2009 (estimated at US$225,000 as of October 31, 2010).

On April 5, 2007, we acquired all of the issued and outstanding membership units of Deerfield Energy LLC, or Deerfield Missouri, in consideration of US$925,000 cash, including a change in control fee, and 4,750,000 common shares.  The assets of Deerfield Missouri include rights to oil development agreements in Vernon County, Missouri covering 7,620 unproved acres and all of the issued and outstanding units of Deerfield Kansas.  At the closing of the transaction, we paid US$625,000 (C$579,050) of the purchase price.  Due to potential issues related to certain oil development agreements, the unpaid cash of US$300,000 and 4,750,000 common shares were placed in an escrow account, set-up for our indemnification in respect of such potential claims.  Pursuant to the escrow agreement, the cash and shares can be released on a pro-rata basis to the previous unit holders of Deerfield Missouri upon either the modification of certain oil development agreements into oil and gas leases or until 4,000 acres of replacement acreage have been leased.  To rectify the escrow indemnifications, we engaged in a leasing program in Missouri and in October 2007, we surpassed the 4,000 acre threshold of replacement acreage.  As a result, the US$300,000 cash and 4,750,000 common shares held in escrow were released.  Of the cash held in escrow, US$100,000 plus interest was paid to us for reimbursement of our costs associated with leasing the replacement acreage.

On April 25, 2007, we acquired, through MegaWest USA, all of the issued and outstanding membership units of Trinity Sands Energy LLC, or Trinity, in consideration for US$200,000 (C$227,500) cash and 95,000 exchange shares of MegaWest USA.  Each exchange share may be exchanged for US$10 in cash or 100 common shares during the period January 1, 2008 to July 31, 2008, after which time we may compel the holders of the exchange shares to convert their exchange shares into common shares.  The assets of Trinity consisted of a 50% working interest in approximately 14,948 unproved acres in Edwards County, Texas and an earn-in agreement to increase such working interest to 66.67% and earn up to a 66.67% working interest in an additional 13,348 undeveloped acres in Edwards Country, Texas.  As of February 28, 2008, all of the exchange shares were converted into 9,500,000 common shares.

On October 24, 2007, we acquired (in conjunction with MegaWest Energy Montana Corp.) a 40% working interest in oil and gas leases covering approximately 37,400 unproved acres of land in Montana for consideration of US$300,000 (C$309,034) cash and 500,000 units, of which each unit consists of one of our common shares and one-half of one share purchase warrant (each whole warrant entitles the holder to purchase an additional common shares at an exercise price of US$2.50 per share until April 24, 2009).  Pursuant to earn-in agreements, we can earn an additional 20% working interest in the lands by completing US$2.5 million of work that includes additional leasing, seismic, geological studies, test wells and pilot project development and implementation.

In November 2007, we commenced construction of our first project in Missouri called Marmaton River.  Commissioning and start up of the facility was completed on March 16, 2008 when steam injection commenced and the first oil sales from the project occurred in August 2008.  During fiscal 2009, we sold 8,812 barrels of oil from our Marmaton River project for $426,567, net of royalties.  However, in December 2008, due to low oil prices, we reduced our staff and suspended all our projects, including operations at our two Missouri heavy oil projects (Grassy Creek and Marmaton River), pending a recovery in oil prices and financing.

On August 28, 2009, we entered into a strategic arrangement with the Iroquois Capital Opportunity Fund, L.P., or ICO Fund, aimed at recapitalizing our company and enabling the restart of our Missouri projects.  The arrangement involved several transactions, all of which were completed on or about August 28, 2009, including:

•
the sale of a 10% working interest in our existing land and production projects on 15,313 acres of our oil and gas leases located in Missouri and Kansas (the Deerfield Area), which area includes our Grassy Creek and Marmaton River projects, to Mega Partners 1, LLC, or MP 1, an affiliate of the ICO Fund, for US$2.0 million.  In connection with the sale of the working interest, we granted MP 1 various options, including: (i) the option to acquire an additional 10%  working interest in future development within the Deerfield Area; (ii) the option to acquire up to a 20% proportionate interest in any of our properties outside of the Deerfield Area by paying a proportionate 133% share of our costs-to-date in respect of such property until the later of the full redemption or conversion of the Series A or Series B preferred shares (issued pursuant to the arrangement with the ICO Fund) and August 27, 2011; and (iii) the option to participate with us in any future oil and gas property acquisitions for a proportionate 20% share of the cost of any such acquisition until the later of the full redemption or conversion of the Series A or Series B preferred shares and August 27, 2011; and

•
a US$2.2 million offering to investors (led by the ICO Fund) of 22,000 Series A convertible preferred shares, each with a stated value of US$100.  The Series A preferred shares were convertible into common shares at US$0.07 per common share and had a quarterly cumulative dividend equal to either 5%, if paid in cash (15% upon the occurrence of certain events of default) or 7.5%, if paid in additional Series A preferred shares. In connection with the Series A preferred share offering, our company also issued to the subscribers: (i) 15,400,000 common stock purchase warrants, each entitling the holder to purchase an additional common share at US$0.25 per share until August 28, 2014; and (ii) additional investment rights consisting of the right to purchase 20,000 Series B convertible preferred shares, each with a stated value of US$100, convertible into common shares at US$0.10 per common share attached to which would be 10,000,000 common share purchase warrants, each entitling the holder to purchase an additional common share at US$0.35 per common share for a period of five years from the date of issuance.

Following the closing of the August 28, 2009 financing, we re-started our Deerfield, Missouri projects and the initial oil production response to steam injection on both the Marmaton River and Grassy Creek projects was positive.  During fiscal 2010, we sold 19,817 barrels of oil from our Marmaton River project for $1,209,694, net of royalties and 6,963 barrels of oil from our Grassy Creek project for $425,027, net of royalties.

Effective July 1, 2010, we reacquired the 10% working interest in our Missouri, Marmaton River and Grassy Creek projects from MP1 in exchange for a 2.75% gross overriding royalty interest on the projects. Following this acquisition, we have a 100% working interest in both projects.  A receivable owed to us by MP1 as at July 1, 2010, has been converted into a note receivable that is recoverable from 50% of the gross overriding royalty, with outstanding balances bearing interest at the U.S. bank prime rate plus 3%.  MP1 retains the option to acquire up to an additional 10% interest in future projects within the Deerfield Area, on a project by project basis, by paying up to a US $300,000 equalization payment per project and thereafter its proportionate share of all future development and operating costs in respect of such project, including a proportionate share of facility costs.  In addition, MP1 also obtained certain rights to acquire additional property interests as follows:

•
For a period which is the latter of either the Series A or B preferred shares (or the underlying investment rights to buy Series B preferred shares) being outstanding or August 28, 2011, MP1 has the option to acquire up to a 20% proportionate interest in any of our properties outside of the Deerfield Area by paying a proportionate 133% of our costs-to-date in respect of such property.

•
For a period which is the latter of either the Series A or B preferred shares (or the underlying investment rights to buy Series B preferred shares) being outstanding or August 28, 2011, MP1 has the option to participate with us in any future oil and gas property acquisitions for a proportionate 20% share of any such acquisition.

On July 30, 2010, we completed a $2.5 million financing with a group of our existing shareholders.  The transaction included the issuance of US $2.5 million in senior secured convertible notes and the conversion of the outstanding Series A preferred shares into junior secured convertible notes.  In addition, effective July 1, 2010, we acquired a 10% working interest in our Marmaton River and Grassy Creek projects from our partner in both projects in exchange for a 2.75% gross overriding royalty on both projects.  See Item 5B. “Operating and Financial Review and Prospects - Liquidity and Capital Resources.”

On September 21, 2010, we and our working interest partner farmed out 5,100 net acres in the Little Muddy Area of our Kentucky project to a Houston-based independent exploration and production company.  See Item 4B. “Business Overview - Operational and Project Review - Kentucky.”

B.	Business Overview

Prior to November 2006, we were a technology company, whose business plan was to acquire the rights to market, sell and distribute a product line of consumer electronic technology products in Canada.

Since November 1, 2006, our primary business activity has been the acquisition, exploration and development of a number of unproven heavy oil properties in the United States.  Our activities to date have included analysis and evaluation of technical data, preparation of geological models, acquisition of mineral rights, exploration and development drilling, conceptual engineering, construction and operation of thermal demonstration projects.  We are a non-conventional oil company with emphasis on North American heavy oil projects.  We have operatorship of, and own or have the right to earn a majority interest in, over 115,000 gross acres of prospective oil and gas leases in Missouri, Kansas, Kentucky and Montana.

Operational and Project Review

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

The objectives of our fiscal 2010 program were to establish and demonstrate commercial feasibility through enhanced recovery production tests focused on our Missouri project areas.  To date, we have identified significant resource potential on part of our lands through delineation drilling and analysis, which has been confirmed through the results of an independent reserves and resource report, prepared as of June 16, 2010.  In addition, we have demonstrated oil production at our pre-commercial Marmaton River and Grassy Creek, Missouri steam projects, and from our Chetopa, Kansas steam project.  During fiscal 2010, we sold 19,817 barrels of oil from our Marmaton River project for $1,209,694, net of royalties and 6,963 barrels of oil from our Grassy Creek project for $425,027, net of royalties.  The Chetopa, Kansas project remained shut-in during fiscal 2010 due to lack of capital to re-start the project.

The following table summarizes the costs incurred in oil and gas property acquisition, exploration, and development activities for our company for the years ended April 30, 2010, 2009 and 2008.

	Missouri	Kentucky	Montana	Texas	Kansas	Other	Total
Balance, April 30, 2007	$91,281	$18,773,383	$-	$1,021,297	$861,901	$8,493	$20,756,355
Acquisitions	-	-	9,690,527	-	-	-	9,690,527
Additions	6,491,989	2,967,078	211,008	5,169,926	2,814,489	767,081	18,421,571
Impairment	-	-	-	(5,891,223)	-	-	(5,891,223)
Pre-commercial oil sales, net	-	-	-	-	(740,915)	-	(740,915)
Balance, April 30, 2008	6,583,270	21,740,461	9,901,535	300,000	2,935,475	775,574	42,236,315
Additions	11,687,925	1,978,998	1,546,772	661,692	395,522	1,048,636	17,319,545
Impairment	-	(20,503,054)	(9,928,428)	(661,692)	(3,166,935)	-	(34,260,109)
Pre-commercial oil sales, net	(426,567)	-	-	-	(64,082)	-	(490,649)
Balance, April 30, 2009	17,844,628	3,216,405	1,519,879	300,000	99,980	1,824,210	24,805,102
Additions	4,904,323	50,237	16,390	-	-	4,462	4,975,412
Transfers and recoveries	41,080	-	-	(1,770)	(3,868)	(41,080)	(5,638)
Disposition	(2,163,400)	-	-	-	-	(390,000)	(2,553,400)
Impairment	-	-	(839,186)	(298,230)	-	(57,413)	(1,194,559)
Pre-commercial oil sales, net	(1,634,721)	-	-	-	-	-	(1,634,721)
Balance, April 30, 2010	$18,991,910	$3,266,642	$697,083	$-	$96,112	$1,340,449	$24,392,196

Missouri

Our Missouri lease holdings total 38,119 mineral acres with an average of 96 % operating interest (36,598 company net acres), including the Deerfield acreage.  In addition, on separate 320 acre tracts at Deerfield, we have built two 500 barrels of oil per day steam drive production facilities (Marmaton River and Grassy Creek), comprised of 110 development production wells, 38 steam injection wells and 12 service and observation wells.  Throughout the Deerfield area, we have drilled 73 exploration/delineation wells with a 67% success rate.

Phases I and II of the Marmaton River steam drive project together occupy 20 acres of project land developed as a pre-commercial project, which includes a steam generation and oil treating plant with a throughput capacity of 500 barrels of oil per day, 23 steam injection wells, 64 producing wells, and six service and observation wells.  60% of Phase II wells have been tied in with steam injection initiated in 3 of 10 patterns.  Cumulative production at Marmaton to date is 41,100 bbls of oil.

The Grassy Creek steam drive project has a steam injection and production treating plant similar to Marmaton River with a design capacity of 500 barrels of oil per day.  Phase I of the project consists of 46 production wells, 15 steam injection wells, and six service and observation wells occupying approximately 20 acres of the project site.  Cumulative production at Grassy Creek to date is 17,200 bbls of oil.

In mid-September 2009, following completion of the ICO Fund and MP1 funding transactions on August 28, 2009, we restarted steam injection operations at both Marmaton River and Grassy Creek.  Both the Grassy Creek and Marmaton River projects responded positively to steam injection.  Thermal observation wells at Grassy Creek showed ideal vertical conformance of the developing steam chamber, while Marmaton River production wells showed excellent permeability.  As production rates ramped up, it was necessary to perform certain modifications to surface facilities to optimize delivery of steam to, and recovery of oil from, the reservoir.  Those modifications were completed and both facilities are now performing as required, allowing our operations team to focus on production well and reservoir performance. We are currently working over virtually all of our production wells in both projects.  Pumps are being upgraded, thermal and pressure data acquisition equipment is being installed, and well logs are being run to identify swept versus un-swept areas of the reservoir.  Steam injection and production were temporarily suspended while these initiatives are being executed.  Steaming operations at Grassy Creek recommenced on September 29, 2010.  Upon successful completion of these initiatives at Marmaton River, we intend to re-start steam injection and production wells.  Following the resumption of production, both chemical surfactant and seismic stimulation technologies will be tested. Previous production operations achieved encouraging initial oil production rates of up to 300 bbls per day of clean sales oil.  We expect that with this additional investment in technology, coupled with what we have learned from our initial production operations that production will ramp up beyond previous highs and ultimately approach project design rates.

We anticipate that each of these projects could develop 250 to 300 acres of their respective 320 acres of leases over their 25 to 30 year project life.  Additional drilling phases on each of these projects will be necessary to maintain the individual project 500 barrel per day target oil production rates.  We further anticipate that a number of additional projects of similar design and size may be drilled and constructed across our Missouri lease holdings.

We sell all of our oil production for a field gate price equivalent to 80% of the NYMEX posted price for West Texas Intermediate oil sales.  We purchase natural gas to fuel our boilers for an "at the burner tip" price approximately equivalent to the NYMEX Henry Hub spot price for natural gas.  Natural gas is the largest input cost for our operations; therefore the ratio of oil to natural gas prices has an impact on project economics.

Kentucky

The Kentucky lease holdings include a 37.5% working interest in 29,147 unproved mineral acres (10,930 company net acres).  At April 30, 2010, the remaining costs relating to the Kentucky project of $3,266,642 represent our estimate of the fair value of the leases.

On September 21, 2010, we and our 62.5% working interest partner signed a farm-out agreement for our interest in 5,100 net acres in the Little Muddy Area of Butler County, Kentucky to a Houston-based independent exploration and production company, or the Farmee.  On or before January 5, 2011, the Farmee is to spud the first of a four well initial test program to test the commercial productivity of the Big Clifty Formation.  All wells are to be completed and tested or plugged within 45 days of spud date.  For each initial well drilled and tested, Farmee will earn an assignment of the 100% working interest in 25 contiguous acres around such well.  Upon termination of the testing of the initial wells, the Farmee will have the option to nominate a 640 acre block of additional lands owned by us, in which the Farmee has the ability to earn up to an 82% net revenue interest by drilling a minimum of 24 Big Clifty test wells.  If multi-lateral horizontal wells are drilled, each multi-lateral well will equate to a maximum of three vertical wells with Farmee retaining an overriding royalty of between 1% and 5.5%.  Farmee will retain the right to participate for a 10% working interest reducing the Farmor’s working interest to 90%.  Pursuant to the agreement, the Farmee will reimburse us and our working interest partner for any lease rentals paid during the period that the Farmee has a right to earn in the lands.  In addition, the Farmee will make a cash payment of $25/acre to us and our working interest partner for each acre assigned to it under the agreement.

Montana

The Montana leases include an average 55.3% working interest in 15,688 unproved mineral acres (8,673 company net acres) covering two prospects, Teton and Devils Basin.  At Teton (14,513 net mineral acres), we have a 53.7% working interest.  The leases for the Loma acreage expired in accordance with its terms in late 2009.

Acquisition of new 2D seismic over the Teton prospect was completed and processed during our 2009 fiscal year.  Additional geological work will be required before future drilling locations can be determined.  At Teton, we are targeting a heavy oil reservoir, which if successful, may ultimately be developed through the application of steam assisted gravity drainage, or SAGD, steam drive or cyclic steam stimulation, or CSS.

Trade seismic has been purchased on the Devils Basin prospect, which will be used to identify one or more prospective drill locations that we plan to test with a vertical well.  At Devils Basin, we are targeting light oil production from the Heath Shale.

During the years ended April 30, 2010 and 2009, we recorded an impairment charge of $839,186 and $9,928,428, respectively, on the Montana project.  The impairments were recorded due to the expiration of leases and curtailment of plans to continue exploration on the lands in the near term because of the lack of capital available for this project.  The remaining costs related to the Montana project represent our estimate of the fair value of the leases as determined by lease sales in the area, the remaining long-term nature of the leases with farmout potential and related seismic value.

Texas

The leases for the Texas project were acquired to explore for oil and natural gas in various areas where previous accumulations had been discovered by other companies. Drilling performed on these leases was unsuccessful. Costs accumulated on the Texas project relate to land acquisition, geological and geophysical activities and exploration drilling.  For the years ended April 30, 2010, 2009 and 2008, we recorded an impairment charge of $298,230, $661,692 and $5,891,223, respectively.  The impairment charges were recorded as we have no plans to continue exploration on these lands.

Kansas

The Chetopa project is a pre-commercial heavy oil demonstration project located two miles south of Chetopa, Kansas.  The project, which is currently suspended, includes certain oil and gas equipment and a 100% interest in two oil and gas leases covering 385 net mineral acres.  We have no near-term plans to proceed with the project. The carrying amount for the Kansas property as of April 30, 2010, represents the estimated salvage value of the project equipment.

Other

Other costs consist primarily of five used steam generators and related equipment that will be assigned to future projects.  During the fiscal year ended April 30, 2010, we sold certain steam generation equipment for cash proceeds of $390,000 and recognized $57,143 of impairment on an unserviceable steam generator.

Principal Markets

The principal market that we compete in is the North American energy market, specifically the North American oil market.

Extraction Processes and Technology

Our business model is dependent on the use of thermal recovery technologies to recover previously uneconomic oil and gas reserves that have now been made economically viable by increases in the price of oil and the development of new technologies in Canada.  Our operational and head office is in Calgary, Alberta, where we have access to technical experts in the recovery of heavy oil using various methods of primary and thermal heavy oil recovery, including CSS, SAGD, steam drive, in situ combustion, ET-DSP™ (a form of electro-thermal heating) and solvent processes.

Heavy Oil

North America's heavy oil and bitumen deposits are estimated to contain more than 3 trillion barrels of resource, rivaling the oil reserves of Saudi Arabia.  Crude oil is considered "heavy" if its American Petroleum Institute, or API, gravity is lower than 20 degrees and its viscosity is higher than 1,000 centipoise.  Natural bitumens are even poorer raw materials, with API gravities lower than 10 degrees and viscosities greater than 10,000 centipoise.  Heavy oil and bitumen are highly viscous requiring heat or dilution to enable significant production and recovery of reserves.

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

Similar to other maturing resources, primary heavy oil production in the Canadian oil industry has peaked and is on decline.  Encouraged by favorable economic terms and long term leases, thermal recovery is rapidly increasing and now exceeds 240,000 bopd.  In Western Canada, there are multiple approved SAGD projects, six approved CSS projects and one approved in situ combustion project in the Province of Alberta. Projections on the future phased developments of these projects indicate that thermal production could reach 1,500,000 bopd by 2013 if investment proceeds as planned.  There is a significant and well-established commercial enhanced recovery technology industry in Canada.

Large unconventional energy resources that are difficult to produce using today's conventional recovery methods are the focus of our company.  These resources represent the key to easing energy supply concerns in the near term and the future.

In Situ Resource Recovery

Although most heavy oil or bitumen in Canada is currently produced by open pit mining, about 80% of the oil sands are buried too deep below the surface for this process to be applied.  This oil must be recovered by in situ techniques, which heat or dilute the heavy oil, thereby lowering its viscosity and allowing it to migrate towards producing wells, where it is brought to the surface.  A technical review of our prospects will identify the most suitable technology for each resource and may include proven technologies such as CSS, SAGD, steam drive, in situ combustion and CO2 injection or such emerging technologies as ET-DSP™ (a form of electro-thermal heating) or N-Solv (a solvent based technology).

We will be exploring synergistic technologies to improve capital efficiency, increase energy efficiency, reduce energy costs, reduce the requirement for water and increase the profitability of in situ processes.  Production from in situ processes may well replace mining as the main source of heavy oil production from tar sands, contributing significantly to energy self-sufficiency in North America.

C.	Organizational Structure

We have one wholly-owned subsidiary MegaWest USA, which was incorporated in Nevada on January 9, 2007, and the following indirect wholly-owned subsidiaries that are directly owned by MegaWest USA:

Subsidiary	Jurisdiction of Incorporation	Incorporation / Acquisition Date
MegaWest Energy Kentucky Corp. (formerly Kentucky Reserves, LLC)	Ohio	April 2, 2007
MegaWest Energy Missouri Corp. (formerly Deerfield Energy LLC)	Delaware	April 5, 2007
MegaWest Energy Kansas Corp. (formerly Deerfield Energy Kansas Corp.)	Delaware	April 5, 2007
MegaWest Energy Texas Corp. (formerly Trinity Sands Energy LLC)	Delaware	April 25, 2007
MegaWest Energy Montana Corp.	Delaware	October 19, 2007

D.	Property, Plant and Equipment

Oil and Gas Wells

The following table sets forth the number of oil wells in which we held a working interest as of April 30, 2010 and 2009.

	Producing				Non-Producing
	April 30, 2010		April 30, 2009		April 30, 2010		April 30, 2009
	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Kansas	-	-	-	-	33	33.0	33	33.0
Missouri	111	99.9	-	-	-	-	111	111.0
Kentucky	-	-	-	-	5	3.1	5	3.1
Montana	-	-	-	-	-	-	-	-
Texas	-	-	-	-	1	0.5	1	0.5
Total	111	99.9	-	-	39	36.6	150	147.6

We did not drill any wells during the fiscal year ending April 30, 2010.

Project Areas

The following table sets forth the lease areas we have an interest in, by area, as of April 30, 2010 and 2009:

Project Areas	April 30, 2010		April 30, 2009
	Gross	Net	Gross	Net
Kansas	385	385	385	385
Missouri	38,119	36,598	38,119	38,119
Kentucky	29,147	10,930	29,147	10,930
Texas (1)	29,516	11,751	33,994	13,510
Montana	15,688	8,673	38,958	16,266
Total	112,855	68,327	140,603	79,211
_____________
(1)	We have discontinued our plans for any further expenditure in Texas as a result of poor drilling results in prior years.

Oil and Gas Costs

The following table summarizes the costs incurred in oil and gas property acquisition, exploration and development activities, net of dispositions, for the years ended April 30, 2010, 2009 and 2008.

Activity	April 30, 2010	April 30, 2009	April 30, 2008
Property acquisitions	$-	$-	$9,690,527
Property additions, including equipment	71,089	442,944	8,195,651
Dispositions	(2,553,400)	-	-
Exploration	-	1,329,109	8,625,175
Development	4,904,323	16,433,380	1,600,745
Total	$2,422,012	$17,319,545	$18,421,571

Oil and Gas Reserves

The following information was prepared based on an independent evaluation of our reserves performed by GLJ Petroleum Consultants, or GLJ, an independent petroleum consulting firm.  The reserves were evaluated by GLJ as at April 30, 2010 and the evaluation report was completed on April 12, 2010.  The following table sets forth a summary of our oil and gas reserves as of April 30, 2010:

		Net Reserves
Location of Reserves		Crude Oil	Natural Gas	Natural Gas Liquids	Oil Equivalent	Proportion of Oil Eq.
Country	Region	Mbbl	MMcf	Mbbl	Mbbl	Reserves

Proved Developed Reserves
United States	Kansas	0	0	0	0	0%
United States	Missouri	161	0	0	161	100%
Total Company		161	0	0	161	100%

Proved Undeveloped Reserves
United States	Kansas	39	0	0	39	18%
United States	Missouri	177	0	0	177	82%
Total Company		216	0	0	216	100%

Total Proved
United States	Kansas	39	0	0	39	10%
United States	Missouri	338	0	0	338	90%
Total Company		377	0	0	377	100%

Total Proved plus Probable
United States	Kansas	210	0	0	210	18%
United States	Missouri	965	0	0	965	82%
Total Company		1175	0	0	1175	100%

Total Proved plus Probable plus Possible
United States	Kansas	526	0	0	526	19%
United States	Missouri	2272	0	0	2272	81%
Total Company		2798	0	0	2798	100%

1 Oil equivalence factors: Crude Oil 1 bbl/bbl , Natural Gas 6 Mcf/bbl , NGL 1 bbl/bbl

Reserves are those quantities of oil and gas that are estimated to be economically producible under existing economic conditions.  In determining economic production, constant product reference prices have been based on a 12-month average price, calculated as the unweighted arithmetic average of the first-day-of-the-month price for each month within the 12-month period prior to the effective date of GLJ’s report.  Operating and capital costs are those costs estimated as applicable at the effective date of GLJ’s report, with no future escalation.  Where deemed appropriate, the capital costs and revised operating costs associated with the implementation of committed projects designed to modify specific field operations in the future may be included in economic projections.

GLJ’s report was prepared assuming the continuation existing regulatory and fiscal conditions subject to the guidance in the COGE Handbook and regulations of the U.S. Securities and Exchange Commission.  While we have regulatory approval to produce the reserves identified in the GLJ report, there is no assurance that changes in regulation will not occur; such changes, which cannot reliably be predicted, could impact our ability to recovery the estimated reserves.

Oil and gas reserves estimates have an inherent degree of associated uncertainty, the degree of which is affected by many factors.  Reserves estimates will vary due to the limited and imprecise nature of data upon which the estimates of reserves are predicated.  Moreover, the methods and data used in estimating reserves are often necessarily indirect or analogical in character rather than direct or deductive.  Furthermore, the persons involved in the preparation of reserves estimates and associated information are required, in applying geosciences, petroleum engineering and evaluation principles, to make numerous unbiased judgments based upon their educational background, professional training and professional experience.  The extent and significance of the judgments to be made are, in themselves, sufficient to render reserves estimates inherently imprecise.  Reserves estimates may change substantially as additional data becomes available and as economic conditions impacting oil and gas prices and costs change.  Reserves estimates will also change over time due to other factors such as knowledge and technology, fiscal and economic conditions, and contractual, statutory and regulatory provisions.

ITEM 4A.              Unresolved Staff Comments

Not Applicable.

ITEM 5.	Operating and Financial Review and Prospects

A.	Operating Results

The following discussion of our financial condition and results of operations for the fiscal year ended April 30, 2010, should be read in conjunction with our consolidated financial statements prepared in accordance with Canadian GAAP and related notes included elsewhere in this annual report.  The following discussion may contain forward-looking statements that reflect our current plans, estimates and beliefs and involve risks and uncertainties.  Our actual results may differ materially from those discussed in the forward-looking statements.  Factors that could cause or contribute to such differences include those discussed below and elsewhere in this annual report.

Overview

Since December 2006, our primary business activity has been the acquisition, exploration and development of oil and gas properties in North America.  We operate a number of unproven, heavy oil properties in the United States and our activities to date have included analysis and evaluation of technical data, preparation of geological models, exploration drilling, conceptual engineering, construction of thermal demonstration projects.

In December 2008, due to low oil prices, we suspended all of our capital projects, including operations at our two Missouri heavy oil projects, pending a recovery in oil prices and financing.  In January 2009, we reduced our staff by 71% and retained a core staff to ensure continuity and the capacity to restart our projects in Missouri.

During September 2009, pursuant to a strategic arrangement with ICO Fund (see Item 4A. Information on the Company - History and Development of the Company”), we re-started our Deerfield, Missouri operations and the initial oil production response to steam injection on both the Marmaton River and Grassy Creek projects was positive. Certain equipment upgrades are currently underway, based upon a detailed review of the reservoir production response to date.

At April 30, 2010, we had a working capital deficiency of $213,025.  During April 2010, we secured a US$1.0 million credit facility to purchase natural gas, and on July 30, 2010, we completed a series of transactions in which we raised an additional US$2.5 million.  We are using available cash primarily for development activities on our Missouri oil projects and we expect that we will need to raise additional funds to continue these development activities.  In addition, the ultimate development of our oil and gas projects, if assessed to be commercial, will require additional funding.  Our future operations are dependent upon our ability to continue to obtain financing and ultimately achieve profitable operations.  Additional financing may be in the form of equity issuances, debt, the sale of properties and working interests or any combination of the foregoing.

Our consolidated financial statements for the fiscal year ended April 30, 2010 have been prepared on a going-concern basis.  The going-concern basis of presentation assumes that we will continue in operation for the foreseeable future and will be able to realize our assets and discharge our liabilities and commitments in the normal course of business.  While there is significant uncertainty about our ability to continue to use the going concern assumption, the consolidated financial statements do not include any adjustments to the amounts and classification of assets and liabilities that may be necessary should we be unable to secure additional funding and attain profitable operations.

We prepare our consolidated financial statements in accordance with Canadian GAAP, which vary in certain respects from U.S. GAAP, as described in the Reconciliation to United States GAAP included in this annual report.

Critical Accounting Estimates

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

Our accounting principles are described in Note 1 to our consolidated financial statements.  The critical accounting policies that affect the more significant judgments and estimates used in preparation of our consolidated financial statements are described below.

Oil and Gas Operations

We follow the full cost method to account for our oil and gas operations, according to which all costs associated with the exploration and development of oil and gas reserves are capitalized and accumulated in country-by-country cost centers.  These capitalized costs are then depleted using the unit-of-production method (based on estimates of proved reserves) once the underlying property in considered proved.  The costs related to unproved properties are not subject to depletion.  At April 30, 2010, we had approximately 440,000 barrels of proved reserves of the total reserves related to proved plus probable plus possible reserves of approximately 3,250,000 barrels.  The proved reserves relate to only 69 net acres of land out of a total of 71,066 net acres held by us.  Factors used to make this assessment include land relinquishment, intent to drill, remaining lease term, geological and geophysical evaluations, drilling results and activity, assessment of proved reserves and the economic viability of development if proved reserves are assigned.

The capitalized costs in each unproved project are assessed to determine whether it is likely that such costs will be recovered in the future.  Costs that are not likely to be recovered in the future are written-off.  We assess the carrying amounts of our unproved oil and gas assets for impairment by assessing the likelihood of recovering our costs through cash flow projections of future net revenues.

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

As a result of the foregoing procedures, we recorded a total impairment charge of $1,194,559 on our oil and gas properties during the fiscal year ended April 30, 2010.

Fair Value of Common Shares, Options and Warrants

We completed a number of share-based transactions during the three-year period ended April 30, 2010.  Under Canadian GAAP, share-based transactions are recorded at their fair values.  Generally, the best indicator of fair value of a company's shares is quoted market prices, unless the market is not active or liquid, in which case fair value is determined using valuation techniques including recent arm's length market transactions between knowledgeable, willing parties.  In addition, the fair value of options and warrants granted and the incremental fair value of the extension of warrants were based on the Black-Scholes option pricing model, which uses the common share fair value on the grant date as an input.  Prior to January 2008, we used recent arm's length transactions, specifically private placements, as indicators of fair value.  Since that time, we used the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%, expected volatility of 214%, risk-free interest rate of 2.6%, an expected average life of 3 years and a forfeiture rate of 12%.

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

Results of Operations

Fiscal Year Ended April 30, 2010 Compared to Fiscal Year Ended April 30, 2009

Net Loss.  We reported a net loss of $4,912,479 ($0.04) per share basic and diluted, for the fiscal year ended April 30, 2010, compared with a net loss of $37,194,937 ($0.29) per share basic and diluted, for the fiscal year ended April 30, 2009.  The net loss for fiscal 2010 was primarily attributable to $3,408,928 of general and administrative expenses (2009 - $4,719,210) and $1,194,559 of impairment of oil and gas assets (2009 -$34,260,109).

Interest Income. For the fiscal year ended April 30, 2010, we had interest income of $6,541 relating to interested earned on term deposits, compared to interest income of $154,680 for the fiscal year ended April 30, 2009 relating to interested earned on term deposits.  The interest income decreased as a result of the decline in cash balances in fiscal 2010 compared to fiscal 2009.

Impairment of Oil and Gas Assets.  For fiscal years 2010 and 2009, we recorded impairment charges of $1,194,559 and $34,260,109, respectively with respect to our oil and gas assets.  The tables below summarize the impairment charges that we recorded for the fiscal years ended April 30, 2010 and 2009:

	Costs Accumulated to April 30, 2010	Impairment	Remaining Costs
Kansas	$96,112	$-	$96,112
Missouri	18,991,910	-	18,991,910
Kentucky	3,266,642	-	3,266,642
Texas	298,230	(298,230)	-
Montana	1,536,269	(839,186)	697,083
Other	1,397,592	(57,143)	1,340,449
Total	$25,586,755	$(1,194,559)	$24,392,196

	Costs Accumulated to April 30, 2009	Impairment	Remaining Costs
Kansas	$3,266,915	$(3,166,935)	$99,980
Missouri	17,844,628	-	17,844,628
Kentucky	23,719,459	(20,503,054)	3,216,405
Texas	961,692	(661,692)	300,000
Montana	11,448,307	(9,928,428)	1,519,879
Other	1,824,210	-	1,824,210
Total	$59,065,211	$(34,260,109)	$24,805,102

General and administrative expenses.  General and administrative expenses for the fiscal year ended April 30, 2010 totaled $3,408,928, net of $188,198 capitalized to oil and gas assets.  For the fiscal year ended April 30, 2009, we incurred general and administrative expenses of $4,719,210, net of $1,544,243 capitalized to oil and gas assets.  General and administrative expense includes stock-based compensation, salary and benefits, professional fees, investor relations, office and operations and information technology, as follows:

•
Stock-based compensation expense of $481,459 was recorded for the fiscal year ended April 30, 2010 (2009 - $701,343).  The overall decrease in stock-based compensation from 2010 to 2009 is primarily due to the vesting of certain options granted in prior years for which stock-based compensation was recorded in 2009 but is no longer recognized in 2010 and to options forfeited in fiscal 2010 for employees and a director that are no longer with our company.

•
Salary and benefit costs of $1,498,440 were recorded for the fiscal year ended April 30, 2010 (2009 - $2,947,852).  The decrease in salaries and benefit costs in fiscal 2010 is due to the significantly reduced staffing levels compared to fiscal 2009.

•
Professional fees totaled $488,512 for the fiscal year ended April 30, 2010 (2009 - $502,712), which consist of legal, audit, accounting and tax advisory fees.  The decrease in the professional fees in fiscal 2010 is primarily due to the reduced audit and tax consulting fees compared to fiscal 2009.

•
Investor relations expenses of $47,564 were incurred for the fiscal year ended April 30, 2010 (2009 - $216,142) in an effort to raise investor awareness.  The decrease in investor relations costs for fiscal year 2010 is due to fewer investor relations consultants engaged during the period compared to fiscal 2009.

•
Office and administrative costs totaled $1,007,298 for the fiscal year ended April 30, 2010 (2009 - $1,300,594) and are primarily comprised of office rent and supplies, license and maintenance costs, insurance, telephone and internet, travel and miscellaneous costs.  The decrease is primarily due to a decrease in lease payments in fiscal 2010 due to re-negotiated lease terms on the Calgary office combined with no lease payments made for that office since December 2009 (see Item 8A. “Financial Information - Financial Statement and Other Information - Legal Proceedings”) and the closing of a field office in Missouri.

•
Information technology costs totaled $55,064 for the fiscal year ended April 30, 2010 (2009 - $243,969) and mainly consist of part-time information technology consulting, software license and maintenance fees.  The decrease in information and technology costs is due to fewer information technology consultants engaged during fiscal 2010 compared to fiscal 2009.

•
During the fiscal year ended April 30, 2010, we capitalized $169,409 of general and administration expenses compared to $1,193,402 for fiscal 2009.  The decrease in capitalized expenses is due to lower capital activities as well as reduced staffing levels and corresponding salaries and benefits in fiscal 2010 compared to fiscal 2009.

Foreign Exchange Gain (Loss).  We recorded a foreign exchange loss of $105,976 for the fiscal year ended April 30, 2010 compared to a foreign exchange gain of $1,800,058 for the fiscal year ended April 30, 2009.  Foreign exchange gain (loss) reflects the impact of changes in the U.S. dollar/Canadian dollar exchange rate on our U.S. dollar denominated cash balances that we hold to pay costs associated with our U.S. dollar denominated projects.  While the U.S. dollar depreciated against the Canadian dollar during fiscal 2010, the Canadian dollar depreciated against the U.S. dollar during fiscal 2009.

Depreciation and Accretion.  We recorded depreciation expenses of $162,563 for the fiscal year ended April 30, 2010 compared to depreciation expenses of $109,332 for the fiscal year ended April 30, 2009, attributable to office assets.  The increase in depreciation expenses in fiscal 2010 is primarily as a result of the write off of leasehold improvements and office furniture and fixtures as a result of vacating our offices in January 2010 (see Item 8A. “Financial Information - Financial Statement and Other Information - Legal Proceedings”). We recorded accretion expenses of $46,994 for the fiscal year ended April 30, 2010 compared to accretion expenses of $36,988 for the fiscal year ended April 30, 2009.  The increase in accretion expenses in fiscal 2010 is related to a larger asset retirement obligation base in 2010 compared to 2009.

Fiscal Year Ended April 30, 2009 Compared to Fiscal Year Ended April 30, 2008

Net Loss.  We reported a net loss of $37,194,937 ($0.29) per share basic and diluted for the fiscal year ended April 30, 2009, compared with a net loss of $17,903,023 ($0.23) per share basic and diluted for the fiscal year ended April 30, 2008.  The net loss for the fiscal 2009 period was mainly attributable to an impairment charge of $34,260,109 on oil and gas assets and general and administrative expenses of $4,719,210, offset in part by a foreign exchange gain of $1,800,058.

Interest Income. For the fiscal year ended April 30, 2009, we had interest income of $154,680 relating to interested earned on term deposits, compared to interest income of $712,763 for the fiscal year ended April 30, 2008 relating to interested earned on term deposits.  The decrease in interest income for the 2009 period is due to the overall decrease in cash balances and investment interest rates compared to fiscal 2008.

Impairment of Oil and Gas Assets.  For fiscal years 2009 and 2008, we recorded impairment charges of $34,260,109 and $5,891,223, respectively, with respect to our oil and gas assets.  The tables below summarize the impairment charges that we recorded for the fiscal years ended April 30, 2009 and 2008.

	Costs Accumulated to April 30, 2009	Impairment	April 30, 2009 Remaining Costs
Kansas	$3,266,915	$(3,166,935)	$99,980
Missouri	17,844,628	-	17,844,628
Kentucky	23,719,459	(20,503,054)	3,216,405
Texas	961,692	(661,692)	300,000
Montana	11,448,307	(9,928,428)	1,519,879
Other	1,824,210	-	1,824,210
Total	$59,065,211	$(34,260,109)	$24,805,102

	Costs Accumulated to April 30, 2008	Impairment	April 30, 2008 Remaining Costs
Kansas	$2,935,475	$-	$2,935,475
Missouri	6,583,270	-	6,583,270
Kentucky	21,740,461	-	21,470,461
Texas	6,191,223	(5,891,223)	300,000
Montana	9,901,535	-	9,901,535
Other	775,574	-	775,574
Total	$48,127,538	$(5,891,223)	$42,236,315

General and administrative expenses.  General and administrative expenses for the fiscal year ended April 30, 2009 totaled $4,719,210, net of $1,544,243 capitalized to oil and gas assets.  For the fiscal year ended April 30, 2008, we incurred general and administrative expenses of $5,973,385, net of $1,422,233 capitalized to oil and gas assets.  General and administrative expense includes stock-based compensation, salary and benefits, professional fees, investor relations, office and operations and information technology, as follows.

•
Stock-based compensation expense of $1,052,184 was recorded for the fiscal year ended April 30, 2009 (2008 - $2,266,760).  Stock-based compensation expense is comprised of $797,570 (2008 - $1,065,860) attributable to the cost associated with granting stock options to new employees and consultants, $254,614 (2008 - $394,900) attributable to the cost associated with issuing shares for consulting services and nil (2008 - $806,000) attributable to shares issued as consideration for employee bonuses.  The overall decrease in stock-based compensation from fiscal 2008 to fiscal 2009 is primarily due to fewer stock option and warrants grants and a lower fair value per share for each option granted as well as options forfeited in fiscal 2009 for employees that are no longer with our company.

•
Salary and benefit costs of $2,947,852 were recorded for the fiscal year ended April 30, 2009 (2008 - $2,703,669).  While we reduced our overall personnel by 71% in January 2009, the increase in salaries and benefits costs in fiscal 2009 is due to overall increased staffing levels throughout the majority of such period and severances paid in January 2009.

•
Professional fees totaled $502,712 for the fiscal year ended April 30, 2009 (2008 - $720,248), which consist of legal, audit, accounting and tax advisory fees.  The decrease is a result of using fewer services from professional consultants in fiscal 2009 compared to 2008.

•
Investor relation expenses of $216,142 were incurred for the fiscal year ended April 30, 2009 (2008 - $627,091) in an effort to raise investor awareness.  The decrease in investor relations costs for fiscal year 2009 is due to fewer investor relations consultants engaged during the period compared to fiscal 2008.

•
Office and operations costs totaled $1,300,594 for the fiscal year ended April 30, 2009 (2008 - $936,734) and are primarily comprised of office rent and supplies, license and maintenance costs, insurance, telephone and internet, travel and miscellaneous costs.   The increase is a result of having a larger office and associated higher costs in fiscal 2009 compared to fiscal 2008.

•
Information technology costs totaled $243,969 for the fiscal year ended April 30, 2009 (2008 - $141,126) and mainly consists of software license and maintenance fees.  The increase in information technology costs in fiscal 2009 is primarily due to the increased number of software licenses and maintenance costs during the period compared to fiscal 2008.

Foreign Exchange Gain (Loss).  We recorded foreign exchange gain of $1,800,058 for the fiscal year ended April 30, 2009 compared to a foreign exchange loss of $1,935,473 for the fiscal year ended April 30, 2008.  Foreign exchange gain (loss) reflects the impact of changes in the U.S. dollar/Canadian dollar exchange rate on our U.S. dollar denominated cash balances that we hold to pay costs association with our U.S. dollar denominated projects.  While the Canadian dollar depreciated against the U.S. dollar during fiscal 2009, the U.S. dollar depreciated against the Canadian dollar during fiscal 2008.

Depreciation and Accretion.  We recorded depreciation expenses of $109,332 for the fiscal year ended April 30, 2009 compared to depreciation expenses of $76,334 for the fiscal year ended April 30, 2008, attributable to office assets.  The increase in depreciation expenses in fiscal 2009 is primarily due to an increase in the amount of office assets and leasehold improvements during fiscal 2009. We recorded accretion expenses of $36,988 for the fiscal year ended April 30, 2009 compared to accretion expenses of $3,608 for the fiscal year ended April 30, 2008.  The increase in accretion expenses in fiscal 2009 is primarily due to a larger number of wells being drilled in fiscal 2009, which resulted in an increased asset retirement obligation.

Impact of Currency Fluctuations

Our reporting currency is the Canadian dollar, while our expenses are primarily denominated in U.S. dollars.  We maintain cash balances in U.S. dollars to fund our U.S. projects.  As a result of the foregoing, fluctuations in rates of exchange between the Canadian dollar and the U.S. dollar may affect our operating results and financial condition.  While the U.S. dollar depreciated against the Canadian dollar during fiscal 2010 and 2008, the Canadian dollar depreciated against the U.S. dollar during fiscal 2009.

Recently Issued Canadian Accounting Standards

We are currently assessing the impact of the following accounting standards recently issued by the Canadian Institute of Chartered Accountants on our consolidated financial statements:

•
In January 2009, the Accounting Standards Board, or AcSB, issued Section 1582 Business Combinations, Section 1601 Consolidations and Section 1602 Non-controlling Interests.  Section 1582 replaces Section 1581 Business Combinations and provides the Canadian equivalent to International Financial Reporting Standards, or IFRS, 3 Business Combinations.  Section 1601 and Section 1602 replaces Section 1600 Consolidated Financial Statements.  Section 1602 provides the Canadian equivalent to International Accounting Standard, or IAS”), 27 Consolidated and Separate Financial Statements, for non-controlling interests.  These standards are effective for us as of May 1, 2011.

•
In August 2009, the AcSB issued amendments to Section 3251 Equity as a result of issuing Section 1602 Non-controlling Interests.  The amendments require non-controlling interests to be recognized as a separate component of equity.  The amendments apply only to entities that have adopted Section 1602 and are not expected to have an impact on our financial statements.

•
The AcSB has confirmed that accounting standards in Canada will converge with IFRS.  We will be required to adopt IFRS effective May 1, 2012, with a restatement of the comparative periods for fiscal 2011 including an opening balance sheet as at May 1, 2011.  While IFRS uses a conceptual framework similar to Canadian GAAP, there are significant differences in accounting policies and increased note disclosures that must be addressed.

B.	Liquidity and Capital Resources

Our projects are either exploration in nature or in early stages of development, and profitable oil and gas operations have not yet been attained.  Our company incurred negative cash flow from operations of $2,689,061 in fiscal 2010.  We finance our operations primarily through sales of equity securities, proceeds from the exercise of options and through financing obtained from a line of credit for the purchase of natural gas.

At April 30, 2010, we had a working capital deficiency of $213,025 and $216,463 of cash (of which $64,081 was restricted), compared to a working capital of $2,112,007 and $1,862,896 of cash (of which $96,338 was restricted), as of April 30, 2009.

On May 15, 2008, we completed a $16 million private placement to accredited investors of 27,650,000 common shares, at a price of US$0.60 per share.

On August 28, 2009, we completed a $2,298,290 (US$2.2 million) offering to investors (led by the ICO Fund) of 22,000 Series A convertible preferred shares, each with a stated value of US$100.

On April 29, 2010, we secured a line of credit with a private lender for the sole purpose of buying natural gas to fuel the steam generators on our Marmaton River and Grassy Creek projects.  The credit facility is available up to a maximum of U.S. $1.0 million at an interest rate of 2% per month calculated on the average daily outstanding principal balance.  As security, we have signed a mortgage and a promissory note in the amount of $1.0 million granting security to the lender over certain Missouri properties.  The credit agreement can be terminated by us upon 30 days notice or by the lender if the facility is not used for 45 consecutive days.  At the date of this annual report, there are no amounts drawn on this facility and the facility has been terminated by the lender.

On July 30, 2010, we completed a $2.5 million financing with a group of our existing shareholders, which included the following terms:

•
The issuance of $2.5 million of senior secured convertible notes that mature on January 30, 2012 and are convertible at US $0.05 per common share.  The senior notes bear interest at a rate of 8% cash or 12% in additional Senior Notes at our option until January 30, 2011 and at the Senior Note holders’ option thereafter.  The interest rate is quoted annually and payable quarterly.  The senior notes are senior secured obligations secured against our oil and gas assets in the state of Missouri.

•
The issuance of one warrant to the senior note holders for each US $0.05 principal amount of senior notes, for a total of 50,000,000 warrants.  The warrants are exercisable at $0.05 per share until July 29, 2013.

•
22,000 Series A preferred shares plus accumulated dividends of $301,069 were converted into US$2,501,069 of junior notes.  The junior notes mature on July 30, 2013 and are convertible at US$0.05 per common share.  The junior notes are redeemable in cash at any time or convertible into common shares at our option, provided: (i) production from the Missouri Deerfield project is 15,000 barrels of oil in a 30 day period;(ii) the common shares have traded at or above US$0.25 per share for the preceding 20 consecutive trading days; and (iii) the daily average dollar trading volume has been in excess of US$75,000 per day for the same 20 day period.  In the event of redemption before the end of the term, there will be a 5% premium due on the investment amount.  We are required to provide 30 days notice of cash redemption at which time the junior note holders may elect to receive the redemption in common shares at the conversion price.  The junior notes bear interest at a rate of 5% cash or 7.5% in additional Junior Notes, at our option.  The interest rate is quoted annually and payable quarterly. The junior notes are secured by the same assets as the senior notes, but rank behind the senior notes in priority.

•	The expiration date of outstanding options to acquire our Series B preferred shares was extended to May 24, 2011.

•	We agreed that we will endeavor to effect a share consolidation on the basis of one new common share for a minimum of five existing common shares at our next annual or special meeting of shareholders.

•
The holders of the senior notes and junior notes have full anti-dilution protection on all convertible securities issued, including notes and warrants.  Following the completion of a share consolidation, the anti-dilution protection will have a floor of US $0.10 until July 29, 2013.

•
Until July 29, 2011, while either the senior notes or the junior notes remain outstanding, the holders have a right to up to 100% participation in our future financings, subject to a 15-day notice period.

•	The reacquisition by us of a 10% working interest in the Marmaton River and Grassy Creek projects in exchange for a 2.75% overriding royalty interest on the same properties

We continue to be in the development stage as oil production and sales for each of our projects in Missouri have not yet achieved commercial production levels.  Steaming operations on both the Marmaton River and Grassy Creek projects were shut-in during June 2010 as a result of lack of capital and the need for certain remedial well work-overs and equipment upgrades. Well work-overs and equipment upgrades are currently in progress and steaming operations at Grassy Creek were restarted on September 29, 2010.  Steaming operations at Marmaton River may recommence in late November 2010.  We will need to raise additional funds in order to continue development activities. Our future operations are dependent upon our ability to continue to obtain financing and ultimately achieve profitable operations.  However, such financing may not be available from any sources on acceptable terms, or at all.  While management is currently evaluating plans and alternatives to raise additional funds through issuing additional equity, debt or through a possible disposition of mineral properties, no definitive arrangement has been agreed to date.  There is significant uncertainty about our ability to continue to as a going concern for the 12 month period ended April 30, 2011.  However, our consolidated financial statements do not include any adjustments to the amounts and classification of assets and liabilities that may be necessary should we be unable to secure additional funding and attain profitable operations.

Cash Flows

Operating Activities

Cash used in operating activities for the fiscal year ended April 30, 2010 was $2,689,061, on a $4,912,479 net loss for the period.  Cash used in operating activities for the fiscal year ended April 30, 2009 totaled $4,105,071 on a $37,194,937 net loss for the year. Cash used in operating activities for the fiscal year ended April 30, 2008 was $3,709,747, on a $17,903,023 net loss for the year.

Investing Activities

Net cash used in investing activities was $1,225,623, $15,881,301 and $18,607,339, during the years ended April 30, 2010, 2009 and 2008, respectively.  Cash used in investing activities relates primarily to expenditures on oil and gas assets, net of pre-commercial oil sales.  During the fiscal years ended April 30, 2010, 2009, and 2008, we incurred $3,529,078, $15,815,046 and $17,505,081, respectively of cash expenditures for our oil and gas assets, net of cost recoveries and pre-commercial oil sales.  The decrease in oil and gas related expenditures in fiscal 2010 compared to fiscal 2009 and fiscal 2008 was primarily due to the lack of funding available as a result of the decline in equity markets in late 2008 and early 2009.  In fiscal year 2010, we received $2,163,400 proceeds from the disposition of a 10% working interest in the Deerfield area of Missouri.  The proceeds were used to fund the restart of our operations in September 2009.  We also sold certain steam generation equipment in the fiscal 2010 for cash proceeds of $390,000.

As at April 30, 2010, we had a $312,495 receivable related to joint venture capital and operating costs, which is owed to us by MP1 on the Marmaton River and Grassy Creek projects in Missouri.  MP1 has a 10% working interest in the projects. On July 30, 2010, we and MP1 entered into an arrangement under which we acquired MP1’s 10% working interest in the Marmaton River and Grassy Creek projects in exchange for a 2.75% gross overriding royalty interest in those projects effective July 1, 2010.  Under this arrangement, we converted the receivable to a promissory note and we will recover the balance of the amount due from 50% of the gross overriding royalty payments to MP1.  During the time the long-term receivable is outstanding, we will receive interest on the outstanding balance at the U.S. bank prime rate plus 3%.

Financing Activities

Net cash provided by financing activities was $2,298,290, $14,967,372 and $321,388 during the years ended April 30, 2010, 2009 and 2008, respectively.

During the second quarter of fiscal 2010, we completed a $2,521,126 private placement of our preferred shares and warrants. During the third quarter of fiscal 2010, we issued 45,000 common shares as payment for $8,048 of services. We also granted options to purchase 4,132,000 commons shares to directors and employees.  The options expire on November 26, 2014. During the fiscal year ended April 30, 2010, the departure of certain employees and a director of resulted in the forfeiture of options to purchase 912,500 common shares

Cash provided by financing activities during the fiscal year ended April 30, 2009 reflects proceeds from the issuance of 26,750,000 common shares at $0.60 per share in a private placement for total proceeds of $15,907,637.  Issuance costs of $1,067,750 were deducted from the proceeds.  In addition, in fiscal 2009, we received total proceeds of $127,485 upon exercise of incentive warrants to purchase 1,200,000 common shares.

Cash provided by financing activities during the fiscal year ended April 30, 2008 reflects proceeds of $321,388 from the exercise of warrants to purchase 6,925,000 common shares.

C.	Research and Development, Patents and Licenses, etc.

We do not currently, and did not previously, have any research and development policies in place.  Over the past three fiscal years, no funds were expended by our company on research and development activities.

D.	Trend Information

We are an exploration stage company engaged principally in the acquisition, exploration and development of oil and gas properties in the United States.  As a result, our business is dependent on the worldwide prices of oil and gas.  In the past, oil and gas prices have been volatile.  Prices are subject to wide fluctuations in response to changes in supply of, and demand for, oil and gas, market uncertainty, and a variety of additional factors that are beyond our control.

In addition, because our operations are located in the United States, our U.S. dollar denominated costs, as expressed in Canadian dollars, are influenced by fluctuations in the exchange rate of the Canadian dollar against the U.S. dollar.  If the Canadian dollar cost of our foreign operations increases as a result of the depreciation of the Canadian dollar, our Canadian dollar-measured results of operations would be adversely affected.

E.	Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.  In addition, we have no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations.

F.	Tabular Disclosure of Contractual Obligations

The following table summarizes our minimum contractual obligations as of April 30, 2010.

Contractual Obligations	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Lease payments (1)	-	-	-	-	-
Severance obligations (2)	$838,000	$838,000	-	-	-
Total	$838,000	$838,000	-	-	-
______________
(1)
We are in a dispute with our landlord over the termination of our office lease.  We contend that the lease has terminated in accordance with its terms and accordingly, we are of the opinion that no amounts are due under the office lease.  See Item 8A. “Financial Information - Financial Statement and Other Information - Legal Proceedings”

(2)	The date of payment of severance obligations cannot be determined; however, for conservatism, we have deemed them payable in less than one year.

On July 30, 2010, in connection with a financing that we completed, all of our outstanding Series A preferred shares converted into US$2,501,069 of junior convertible notes and we issued US$2,500,000 of senior convertible notes.  Both the junior notes and senior notes mature in 2013.  See Item 10C. “Additional Information - Material Contracts.”

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Set forth below are the name, age, principal position and a biographical description of each of our directors and executive officers:

Name and Age	Position
George T. Stapleton, II (57)	Chairman of the Board of Directors and Chief Executive Officer
George Orr(1) (49)	Director
Brian J. Evans(1) (60)	Director
Neil McCrank (67)	Director
Fred Zeidman(1) (64)	Director
Kelly Kerr (53)	Chief Financial Officer
Wayne Sampson (59)	Vice President Land
Pat McCarron (59)	Vice President Operations
Richard Skeith (57)	Corporate Secretary
_________________
(i) Member of the Audit Committee

On June 30, 2010, Mr. Thornton, our former President and Chief Executive Officer and a director, resigned from such positions, as well as from all other positions that he held within our subsidiaries.

George T. Stapleton, II

Mr. Stapleton has served as our President from December 21, 2006 to February 8, 2008 and as our Chief Executive Officer from December 21, 2006 to January 23, 2009, and he reassumed the role of Chief Executive Officer on June 30, 2010.  Mr. Stapleton has served as a director since December 2006 and as the Chairman of our Board of Directors since December 2006.  Mr. Stapleton received his civil engineering degree from Georgia Institute of Technology in 1975 and has 35 years of international experience in the offshore oil construction and service industry, project development, oil and gas exploration and production and energy infrastructure related projects.  Mr. Stapleton is the Managing Member of Silicon Solutions, LLC and serves as a director of Greenlight Environmental LLC.   Mr. Stapleton was the Chief Operating Officer and a director of Deerfield Energy LLC from 2005 and the President and a director of Trinity Sands Energy LLC from 2006, until each was acquired by our company.  Mr. Stapleton was formerly the President and remains a director since 2004 of E-T Energy Ltd., a private Canadian company testing an electro-thermal approach to the production of bitumen from the Athabasca tar sands.  From 2000 to 2002, Mr. Stapleton was responsible for the development of simulation based training packages for the energy and industrial sectors for Simulis, LLC.  Mr. Stapleton was President - Products and Services for NEOppg Ltd. from 1998 to 2000, where he was responsible for the development of the services side of the company's business plan, focusing on a proprietary multilateral system, heavy oil production systems and artificial lift products. Prior to that, Mr. Stapleton was Vice-President, Operations for Asian Tiger Energy Company, an independent oil company developing oil and gas projects, operating primarily in Southeast Asia.   Before Asian Tiger, Mr. Stapleton spent 19 years overseas with J. Ray McDermott in the Arabian Gulf, North Sea and Asia as Field Engineer, Operations Engineer, Project Manager, Fabrication Division Manager at Batam Island, Indonesia and finally as Division Manager - Business Development and Project Management, where he oversaw project management of all turnkey projects for Southeast Asia and was responsible for business development activities throughout the region.

George Orr

Mr. Orr has served as a director since December 2006.  From December 2006 to October 2008, Mr. Orr served as our Chief Financial Office and Treasurer of our company.  Mr. Orr is a Chartered Accountant and has several years experience dealing with public company reporting and administrative requirements.  Mr. Orr is currently:  a director of Shoreham Resources Ltd., a company listed on the TSX that is engaged in mineral property exploration in Canada and Guyana.  Additionally, Mr. Orr provides advisory services to a number of other reporting issuers and private companies.

Brian J. Evans.

Mr. Evans has served as a director since February 2007 and is a member of our Audit Committee.  Mr. Evans is an independent businessman.  From August 2006 and until his retirement on June 30, 2010, Mr. Evans served as the Executive Director of the Werklund Group, a private investment group.  For nice years prior to August 2006, he was a partner and associate counsel with Miller Thomson LLP, a national law firm.  Mr. Evans has been a director of CCS Corporation since 1997 (predecessors are Canadian Crude Separators Inc., CCS Inc. and CCS Income Trust - which ceased to be a public company listed on the TSX in November, 2007).  CCS Corporation provides energy and environmental waste management services.  Mr. Evans was a director (and acting Chair of the Board and Chair of the Special Committee during the sale process) of Tusk Energy Corporation until April, 2009, when the TSX-listed oil and gas producer with operations in Western Canada was sold to Polar Star Canadian Oil and Gas Inc.

Neil McCrank

Mr. McCrank has served as a director since July 2008.  Mr. McCrank is Counsel at Borden Ladner Gervais LLP, a national law firm, since June 2008.  Mr. McCrank also serves as a director of Alta Gas Income Trust, one of Canada’s largest integrated infrastructure and services companies.  Mr. McCrank is Chairman of the Canadian Energy Research Institute, the Chair of the World Petroleum Council Canadian Association and a member of a number of associations including the Law Society of Alberta, the Canadian and Calgary Bar Association, and the Association of Professional Engineers, Geologists and Geophysicists of Alberta. Mr. McCrank is a director of Petrobank Energy and Resources Ltd.  From 1998 to 2007, Mr. McCrank was Chairman of Alberta Energy and Utilities Board, where he was responsible for the direction and coordination of the board’s mandate governing energy resource development and utility matters in Alberta.  Mr. McCrank holds a science degree in Electrical Engineering and a law degree, both from Queen’s University in Kingston, Ontario, Canada.

Fred S. Zeidman

Mr. Zeidman has served as a director since November 2009 and is a member of our audit committee.  Mr. Zeidman is serving his second term as Chairman of the United States Holocaust Memorial Museum, a position to which he was appointed by President George W. Bush.  A prominent Houston-based business and civic leader, Mr. Zeidman also serves as Chairman of the University of Texas Health Science Center at Houston, Chairman of the Board of SulphCo Inc., Chief Restructuring Officer of Transmeridian Exploration, Inc. and Bankruptcy Trustee of AremisSoft Corp.  Over the past five years, Mr. Zeidman has also served as Chairman of the Board of Seitel Inc. a publicly held company, and was the Interim President of Nova Bio Fuels, Inc. a publicly held company that was sold in Oct 2009.  Mr. Zeidman also serves on the Board of Prosperity Bank in Houston.

Kelly D. Kerr

Mr. Kerr has served as our Vice President Finance and Chief Financial Officer since October 2009.  Mr. Kerr has a Bachelor of Commerce Degree with concentrations in Accounting, Finance and Economics. Mr. Kerr has over 26 years of accounting and finance experience in a variety of small and intermediate public exploration companies in Canada.  During his career, he has held positions ranging from Vice President Finance and Chief Financial Officer to President and Chief Executive Officer in the following companies: Deep Basin Energy Inc. (TSX-V) - President and Chief Executive Officer 1992-1997; TriQuest Energy Inc. (TSX) - Vice President Finance and Chief Financial Officer 2002 - 2004; Innova Exploration Inc. (TSX) - Vice President Finance and Chief Financial Officer 2004 - 2007; Action Energy Inc. (TSX-V) - Vice President Finance and Chief Financial Officer 2007 - 2009.  Mr. Kerr was a director of Starfield Resources Inc. from 1997 - 2000.  Mr. Kerr is a director of Ruby Red Resources Inc. a TSX Venture Exchange listed junior mining exploration company.  Mr. Kerr has tendered his resignation to our company effective as of November 30, 2010.

Wayne Sampson

Mr. Sampson has served as our Vice President Land since January 2007.  Mr. Sampson studied Petroleum Land Management at Mount Royal College and Business Administration at the University of Tulsa.  He has over 35 years of land management experience, primarily in small to intermediate exploration and development companies in Canada and the United States.  Over the past 25 years, Mr. Sampson has held numerous senior management and executive positions in both countries.  Prior to joining our company, Mr. Sampson has held positions ranging from VP Land and Legal at Fall-Line Exploration in Denver (1983-1986); he served as an independent land consultant in Denver and Calgary (1987-1993); he served as Land Manager at CS Resources in Calgary (1994-1997), VP Land & Accounting at Van Horne Oil & Gas in Calgary (1998), VP Land at Petrovera Resources in Calgary (1999-2004) and Land Manager at Viking Trust/Harvest Trust in Calgary(2004-20007).  Mr. Sampson is a Professional Landman (Canadian Association of Petroleum Landmen) and a member of American Association of Professional Landmen.

Pat McCarron

Mr. McCarron has served as our Vice President Operations since June 2008.  Mr. McCarron has extensive experience in operations with over 25 years of experience with gas processing, SAGD and conventional oil operations.  Specifically, Mr. McCarron has experience dealing with construction, commissioning and start-up of new facilities, production operations supervision, and management of environment, health and safety programs.  Mr. McCarron holds a Power Engineers Certificate and has completed an Environmental Management program at the University of Calgary.  Mr. McCarron served as the Operations Team Leader for Gulf Canada's Surmont SAGD pilot project from November 1996 to April 1998, and served as the Manager of Health and Safety for Harvest Energy Trust from February 2006 to August 2008.

Richard Skeith

Mr. Skeith has served as our Corporate Secretary since May 2008.  Mr. Skeith is a partner with the law firm of Macleod Dixon LLP, which provides services to our company.  Mr. Skeith is or has been over the past five  years a director or corporate secretary for the following public companies; Micrex Developments Corp. (TSX-V) 1994 to present, Canaf Group Inc. (TSX-V) 1996 to present, Vision 2000 Exploration Ltd. (TSX-V) 1997 to 2008, Cheyenne Energy Inc. (TSX-V) 2003 to 2008, Western Energy Services Corp. (TSX-V) 2002 to 2006, Sienna Gold Corp. (TSX-V) 2002 to present, Leader Energy Services Corp. (TSX-V) 2003 to present and Strategic Oil & Gas Ltd. (TSX-V) 2005 to present.

There are no family relationships between any of the directors or executive officers of our company. There are no arrangements or understandings between any of our directors and/or executive officers and any other person pursuant to which that director and/or executive officer was selected.

B.	Compensation

The following table sets forth all compensation paid for the fiscal year ended April 30, 2010 with respect to each of our executive officers and directors during the fiscal year ending April 30, 2010.

Name and Principal Position	Annual Compensation			Long Term Compensation			All Other Compen- sation ($)
	Salary ($)	Bonus ($)	Other Annual Compen- sation ($)	Awards		Payouts
				Securities Under Options (1)/ SARs (2) Granted (#)	Shares or Units Subject to Resale Restrictions (#)	LTIP (3) Payouts (#)
George T. Stapleton, II Chief Executive Officer and Director	-	-	-	300,000 (4)	-	-	-
R. William Thornton Former President, Chief Executive Officer and Director (6)	$250,000	-	-	400,000 (4)	-	-	-
George Orr Director	-	-	-	300,000 (4)	-	-	-
Brian J. Evans Director	-	-	-	300,000 (4)	-	-	-
Neil McCrank Director	-	-	-	300,000 (4)	-	-	-
Fred Zeidman Director	-	-	-	500,000 (4)	-	-	-
Kelly D. Kerr Vice President Finance and Chief Financial Officer (7)	$100,832	-	-	600,000 (5)	-	-	-
E. Wayne Sampson Vice President, Land	$176,500	-	-	300,000 (4)	-	-	-
Pat McCarron Vice President, Operations	$185,040	-	-	300,000 (4)	-	-	-
_____________

(1)	"Options" include all options, share purchase warrants and rights granted by our company as compensation for employment or director services.
(2)
"SAR" or "stock appreciation right" means a right granted by our company as compensation for employment or director services, to receive cash or an issuance or transfer of securities based wholly or in part on changes in the trading price of our publicly traded securities.

(3)
"LTIP" or "long term incentive plan" means a plan that provides compensation intended to motivate performance over a period greater than one fiscal year, but does not include option or SAR plans or plans for compensation through shares or units that are subject to restrictions on resale.

(4)	Represents stock options exercisable at US$0.15 per share until November 26, 2014.
(5)	Represents stock options exercisable at US$0.10 per share until October 13, 2014.
(6)	Mr. Thornton resigned from our company effective as of June 30, 2010.
(7)	Mr. Kerr has given notice of his resignation effective as of November 30, 2010.

Retirement Benefits

We do not have in place any pension or actuarial plan to provide pension, retirement or similar benefits and no funds were set aside or accrued by our company or our subsidiaries during the fiscal year ended April 30, 2010 to provide pension, retirement or similar benefits.

Employment Agreements

We entered into an executive employment agreement with Kelly D. Kerr, under which we agreed to employ Mr. Kerr as Chief Financial Officer as of October 13, 2009.  Pursuant to the agreement, Mr. Kerr receives an annual salary of $186,150 and bonuses as may be determined by our board of directors.  Mr. Kerr is entitled to coverage under our Directors and Officers Liability Insurance and Errors and Omission Insurance (with a minimum cover of at least $2,000,000 per occurrence).  If Mr. Kerr's employment is terminated for just cause or by Mr. Kerr without constructive dismissal, we will pay Mr. Kerr the amount of his unpaid annual salary to and including the date of termination, any declared but unpaid bonus and all outstanding vacation pay and expense reimbursements.  If Mr. Kerr's employment is terminated by us without just cause or by Mr. Kerr for constructive dismissal, then in addition to the foregoing amounts, Mr. Kerr will receive a severance payment in the amount of one year's annual salary plus $10,000 in respect of lost benefits less applicable withholdings and deductions, and all stock options held by Mr. Kerr will automatically vest.  Additionally, in the event of a change of control of our company, we and/or Mr. Kerr may terminate Mr. Kerr's employment, in which event; we will pay Mr. Kerr the termination payments set out above.  As part of the agreement, Mr. Kerr was granted options to purchase 600,000 common shares in 2009 with an exercise price of US$0.10 per share that expire October 12, 2014.

Mr. E. Wayne Sampson has served as our Vice President Land since March 19, 2007 and we entered into an executive employment agreement with him on January 21, 2009 in connection with such position.  Pursuant to the agreement, Mr. Sampson receives an annual salary of $176,500 and bonuses as may be determined by the board of directors.  Mr. Sampson is entitled to coverage under our Directors and Officers Liability Insurance and Errors and Omission Insurance (with a minimum cover of at least $2,000,000 per occurrence).  If Mr. Sampson's employment is terminated for just cause or by Mr. Sampson without constructive dismissal, we will pay Mr. Sampson the amount of his unpaid annual salary to and including the date of termination, any declared but unpaid bonus and all outstanding vacation pay and expense reimbursements.  If Mr. Sampson's employment is terminated by us without just cause or by Mr. Sampson for constructive dismissal, then in addition to the foregoing amounts, Mr. Sampson will receive a severance payment in the amount of one year's annual salary plus $10,000 in respect of lost benefits less applicable withholdings and deductions and all stock options held by Mr. Sampson will automatically vest.  Additionally, in the event of a change of control, we and/or Mr. Sampson may terminate Mr. Sampson's employment, in which event we will pay Mr. Sampson the termination payments set out above.  As part of the agreement, Mr. Sampson was granted options to purchase 600,000 common shares in 2009 with an exercise price of US$0.15 per share that expire November 3, 2011.

We entered into an executive employment agreement with Pat McCarron, under which we agreed to employ Mr. McCarron as Vice President Operations as of July 16, 2008.  Pursuant to the agreement, Mr. McCarron receives an annual salary of $185,040 and bonuses as may be determined by the board.  Upon execution of the agreement, we paid Mr. McCarron a $100,000 signing bonus.  Mr. McCarron is entitled to coverage under our Directors and Officers Liability Insurance and Errors and Omission Insurance (with a minimum cover of at least $2,000,000 per occurrence).  If Mr. McCarron's employment is terminated for just cause or by Mr. McCarron without constructive dismissal, we will pay Mr. McCarron the amount of his unpaid annual salary to and including the date of termination, any declared but unpaid bonus and all outstanding vacation pay and expense reimbursements.  If Mr. McCarron's employment is terminated by us without just cause or by Mr. McCarron for constructive dismissal, then in addition to the foregoing amounts, Mr. McCarron will receive a severance payment in the amount of one year's annual salary plus $10,000 in respect of lost benefits less applicable withholdings and deductions and all stock options held by Mr. McCarron will automatically vest.  Additionally, in the event of a change of control, we and/or Mr. McCarron may terminate Mr. McCarron's employment, in which event we will pay Mr. McCarron the termination payments set out above. As part of the agreement, Mr. McCarron was granted options to purchase 600,000 common shares in 2009 with an exercise price of US$0.15 per share that expire November 3, 2011.

Director Compensation

No cash compensation was paid to any of our directors for services as a director during the fiscal year ended April 30, 2010.  Our company has no formal arrangement pursuant to which directors are compensated by us for their services in their capacity as directors, except for the granting from time to time of incentive stock options.  Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of our board.  Our board of directors may award special remuneration to any director undertaking any special services on our behalf, other than services ordinarily required of a director.  No director received and/or accrued any compensation for his services as a director, including committee participation and/or special assignments for the fiscal year ended April 30, 2010.

C.	Board Practices

Board of Directors

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

Committees of the Board of Directors

Our board of directors has established the committees described below.

Audit Committee

The terms under which the audit committee operates are set out in the Audit Committee Charter, which provides that the audit committee will, among other things:  (i) review and report to our board of directors on our financial statements and Management’s Discussion and Analysis and the auditor's report, if any, prepared in relation to those financial statements, before they are published; (ii) review our annual and interim earnings press releases; satisfy itself that adequate procedures are in place for the review of our public disclosure of financial information extracted or derived from our financial statements and periodically assess the adequacy of those procedures; (iii) recommend to our board of directors the external auditor to be nominated for the purpose of preparing or issuing an auditor's report or performing other audit, review or attest services to our company, and the compensation of the external auditor; (iv) oversee the work of the external auditor engaged for the purpose of preparing or issuing an auditor's report or performing other audit, review or attest services for our company, including the resolution of disagreements between management and the external auditor regarding financial reporting; (v) monitor, evaluate and report to our board of directors on the integrity of the financial reporting process and the system of internal controls that management and the board of directors have established; (vi) monitor the management of the principal risks that could impact the financial reporting of our company; (vii) establish procedures for the receipt, retention and treatment of complaints received by our company regarding accounting, internal accounting controls, or auditing matters, and the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters; (viii) pre-approve all non-audit services to be provided to our company or its subsidiary entities by our company's external auditor; and (ix) review and approve our company's hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of our company.

The current members of our company's audit committee are George Orr (Chairman), Fred Zeidman and Brian Evans, all of whom are independent directors.  We determine the independence of our directors in accordance with the Canadian Securities Regulators' Multilateral Instrument 52-110 - Audit Committees.  The Instrument provides that a member of an audit committee is independent if the member has no direct or indirect material relationship with the issuer (namely, a relationship which could, in the view of the issuer’s board of directors, reasonably interfere with the exercise of a member's independent judgment).

Compensation Committee

Our compensation committee discharges our board of directors’ responsibilities relating to compensation of our Chief Executive Officer, our other executive officers, president, principal financial officer, principal accounting officer (or controller) and vice president in charge of a principal business unit, division or function such as sales, administration or finance, any other officer who performs a policy-making function, or any other person who performs similar significant policy-making functions.  The compensation committee has overall responsibility for approving and evaluating all compensation plans, policies and programs of our company as they affect the foregoing officers.  Our compensation committee has adopted a Compensation Committee Charter.  The current members of our compensation committee are Messrs. Brian Evans (Chairman) and George Orr, both of whom are independent directors, and George Stapleton, a director and our Chief Executive Officer.

Corporate Governance and Human Resources Committee

Our corporate governance and human resources committee assists our board of directors in fulfilling its oversight responsibilities, primarily through: (i) overseeing the management of programs, including our compensation programs (including benefits program, employee salary and bonus program, stock option program and group savings plan) and corporate policy and procedure process and controls; and (ii) providing an avenue of communication for internal operations.  Our corporate governance and human resources committee operates under a Charter adopted by our board of directors.  Currently, the responsibilities of the corporate governance and human resources committee are performed by our board of directors as a whole.

Nominating Committee

Our nominating committee operates and is responsible for: (i) identifying and recommending to our board of directors individuals qualified to be nominated for election to the board; (ii) recommending to our board the members and chairman for each board committee; (iii) overseeing the annual self-evaluation of the performance of the board and the annual evaluation of our company's management; and (iv) establishing a process for nominating and evaluating new members of our board of directors.  Our nominating committee operates under a Charter adopted by our board of directors.  Currently, the responsibilities of the nominating committee are performed by our board of directors as a whole.

Reserves Committee

Our reserves committee is responsible for overseeing the engagement of independent reserve engineers and assists our board of directors with its regulatory reporting obligations of reserves.  Neil McCrank and Fred Zeidman are the current members of our reserves committee, both of whom are independent directors.

Director Service Contracts

There are no arrangements or understandings between us and any of our subsidiaries, on the one hand, and any of our directors, on the other hand, providing for benefits upon termination of their employment or service as directors of our company or any of our subsidiaries.

D.	Employees

As of April 30, 2010, 2009 and 2008 we and our subsidiaries employed the following full-time equivalent persons:

	2010	2009	2008
Directors - Canada	3	4	4
Directors - USA	2	1	2
Senior Management - Canada	3	4	5
Senior Management - USA	1	0	1
Managers & Supervisors - Canada	2	2	4
Managers & Supervisors - USA	2	2	2
Office Staff - Canada	1	3	10
Office Staff - USA	1	1	1
Field Staff - Canada	-	-	-
Field Staff - USA	11	2	11
Total Employees	26	19	40

The total number of employees at April 30, 2010 increased as compared to April 30, 2009 as a result of the re-start of field operations after the recovery of crude oil prices, for which we hired nine additional field staff.

The total number of employees at April 30, 2009 was reduced by 21 to 19 compared to April 30, 2008 as a result of staffing cuts as a result of the decline in the economy in late 2008 and early 2009.  In December 2008, we shut our field operations and terminated the employment of the majority of our office and field staff to save costs.

E.	Share Ownership

Beneficial Ownership of Executive Officers and Directors

The following table sets forth certain information as of November 12, 2010 regarding the beneficial ownership of our ordinary shares by each of our directors and executive officers

Name Office Held	Common Shares		Options and Dilutive Securities Exercisable for Common Shares(1)
	Number Beneficially Owned(2)	Percentage of Class(3)	Number Beneficially Owned (unexercised)	Exercise Price	Expiration Date
George T. Stapleton, II CEO and Director	2,015,643 (Direct) 5,750,000(Indirect)(4)	5.8%	1,000,000 300,000	US$0.50 US$0.15	January 8, 2011 November 26, 2012
George Orr Director	950,000	*	1,000,000 300,000	US$0.50 US$0.15	January 8, 2011 November 26, 2012
Brian J. Evans Director	10,000	*	500,000 300,000	US$1.00 US$0.15	February 20, 2012 November 26, 2012
Neil McCrank Director	-	-	500,000 300,000	US$0.45 US$0.15	July 17, 2012 November 26, 2012
Fred Zeidman Director	500,000	*	500,000	US$0.15	November 26, 2012
Kelly Kerr CFO	228,000 (Direct) 282,900 (Indirect)(5)	*	600,000	US$0.10	October 12, 2014
E. Wayne Sampson Vice President, Land	1,340,000	1.0%	600,000 300,000	US$0.15 US$0.15	November 1, 2011 November 26, 2012
Pat McCarron Vice President, Operations	250,000	*	600,000 300,000	US$0.15 US$0.15	November 1, 2011 November 26, 2012
____________
*           Less than 1%.
(1)	Includes vested and unvested stock options granted under our Canadian equity incentive plan and our U.S. equity incentive plan.
(2)
Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, and generally includes voting or investment power with respect to securities.  Common shares relating to options currently exercisable or exercisable within 60 days of the date of the above table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person.  Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(3)	The percentages shown are based on 133,289,472 common shares issued and outstanding as of November 12, 2010.
(4)
Includes 5,250,000 common shares held by Stapleton Investments Inc., a private investment company controlled  by Mr. Stapleton, and 500,000 common shares held by various family members of Mr. Stapleton.

(5)	Includes 272,000 common shares held in a self-directed registered retirement savings plan and 10,900 common hares held by a family member of Mr. Kerr.

Stock Options and Equity Incentive Plans

On June 5, 2008, our board of directors adopted two new equity incentive plans, the Canadian equity incentive plan and the U.S. equity incentive plan.  The Canadian equity incentive plan replaces and supersedes our former Canadian stock option plan, and the U.S. equity incentive plan replaces and supersedes our former U.S. stock option plan.  The total number of our common shares that may be awarded under the Canadian equity incentive plan and the U.S. equity incentive plan together cannot exceed 10% of the total number of our common shares issued and outstanding from time to time.  Each of our equity and stock option plans are described below.

The purpose of our equity and stock option plans are to provide us with a share-related mechanism to attract, retain and motivate qualified directors, officers, consultants and employees, to reward those persons from time to time for their contributions toward our long-term goals, and to enable and encourage such persons to acquire our common shares as long-term investments.

Canadian Equity Incentive Plan

The Canadian equity incentive plan was adopted by our board of directors and became effective on June 5, 2008.  The material terms of the Canadian plan are: (i) the plan administrator is appointed by the board of directors; (ii) the term of the plan is indefinite; (iii) awards eligible to be awarded under the plan include stock options, stock appreciation rights, restricted stock units, performance awards and other stock based awards; (iv) options are subject to adjustment in the event of s subdivision or consolidation of our common shares, an amalgamation, or other corporate event affecting our common shares; and (v) the board of directors determines the date of grant, the number of shares subject to option grants, the exercise price per share, the vesting period and option term.  The minimum exercise price of any option granted under the plan is the weighted average price of our common shares on the principal stock exchange on which our common shares trade for the five trading days prior to and including the date of grant.

Canadian Stock Option Plan

We adopted the Canadian Stock Option Plan for Canadian resident directors, senior officers, employees and consultants on August 24, 2004.  The plan provides that stock options granted under the plan vest in the manner determined by the administrator appointed under the plan on the date of the grant.  The price at which a stock option may be exercised is determined by our board of directors at the time of the grant.  The plan also provides that we may not grant stock options to any person or that person's associates that will in aggregate, when exercised, exceed in any 12 month period 5% of our issued and outstanding common shares.

As of February 19, 2007 and August 9, 2007, our Canadian stock option plan was amended and restated as follows: (i) to provide that the total number of common shares that may be issued upon the exercise of stock options issued under the plan plus the total number of common shares that may be issued upon the exercise of stock options issued under a stock option plan, dated January 5, 2007, for United States based employees cannot exceed 20% of the total number of common shares issued and outstanding from time to time; (ii) to set out the circumstances under which the number and class of shares issuable upon the exercise of a stock option will be adjusted; (iii) to allow for the immediate vesting of all unexpired and unvested stock options in the event of a change of control of our company and for the acceleration of the vesting of stock options at the discretion of the administrator appointed under the plan; (iv) to set out how the exercise price of a stock option may be paid and specifically to provide for a (cashless) net exercise option; (v) to provide that our obligation to issue shares upon the exercise of a stock option is dependant upon certain factors, including the compliance of the shares with any applicable laws; (vi) to provide an option holder is responsible for the payment of any withholding taxes in respect of the exercise of a stock option; (vii) to set out the discretion of our board of directors in respect of various matters concerning the interpretation of the plan and the granting and exercise of stock options and, specifically, the discretion to extend the expiry date of the stock options and to determine the price per share at which a stock option may be exercised; and (viii) to correct minor typographical and grammatical errors and inconsistencies in the text of the plan.  The Canadian stock option plan was replaced by the Canadian equity incentive plan on June 5, 2008.

U.S. Equity Incentive Plan

The U.S. equity incentive plan was adopted by our board of directors and became effective on June 5, 2008.  The material terms of the plan are: (i) the plan administrator is appointed by the board of directors except that the board of directors may, in its discretion, establish a committee composed of two or more members of the board or two or more other persons to administer the plan; (ii) the term of the plan is 10 years; (iii) awards eligible to be awarded under the plan include stock options, stock appreciation rights, restricted stock units, performance awards and other stock based awards; (iv) options are subject to adjustment in the event of s subdivision or consolidation of our common shares, an amalgamation, or other corporate event affecting our common shares; and (v) the board determines the date of grant, the number of shares subject to option grants, the exercise price per share, the vesting period and option term.  The minimum exercise price of any option granted under the plan is the weighted average price of our common shares on the principal stock exchange on which our common shares trade for the five trading days prior to and including the date of grant.

U.S. Stock Option Plan

As of January 5, 2007, our board of directors adopted a stock option plan for U.S. resident directors, senior officers, employees and consultants.  The material terms of the plan were:  (i) the number of common shares reserved for issuance under the plan was 20% of the issued and outstanding common shares from time to time less the number of stock options granted under our Canadian stock option plan; (ii) the plan was administered by our board of directors, except that the board of directors may, in its discretion, establish a committee composed of two or more members of the board or two or more other persons to administer the plan; (iii) incentive stock options (stock options which qualify under Section 422 of the Internal Revenue Code of 1986 (United States) may be granted to any individual who, at the time the option is granted, is resident in the U.S. and who is an employee of our company or any related corporation; (iv) non-qualified stock options (stock options that do not qualify under Section 422 of the Internal Revenue Code of 1986) may be granted to employees and to such other persons who are not employees as the plan administrator shall select, subject to any applicable laws; (v) the plan provides that, generally, the number of shares subject to each stock option, the exercise price, the expiry time, the extent to which such stock option is exercisable and other terms and conditions relating to such stock options will be determined by the board of directors of our company or any committee to which such authority is delegated by the board from time to time; (vi) the term of the stock options granted under the plan will not exceed ten years from the date of grant, provided that the term of the stock options will be reduced upon the death of an option holder or if an option holder ceases to be employed by or hold office with our company; (vii) the vesting of stock options granted under the plan will be in 25% increments, beginning one year from the date of the grant, provided that the plan allows for the immediate vesting of all unexpired and unvested stock options in the event of a change of control of our company and for the acceleration of the vesting of stock options at the discretion of the administrator appointed under the plan; (viii) the exercise price of the stock options will be determined by the plan administrator in compliance with applicable laws, including the rules of an applicable stock exchange or national market system; and (ix) the plan will terminate when all of the stock options, available for grant thereunder, have been granted or when the plan is otherwise terminated by our company (provided that any stock options outstanding when the plan is terminated will remain in effect until they are exercised or expire).  The U.S. stock option plan was replaced by the U.S. equity incentive plan on June 5, 2008.

On June 5, 2008, our board of directors amended and restated the Canadian and U.S. Stock Option Plans to allow the issuance under such plans of other equity instruments, including stock appreciation rights.  The amended incentive plans specify that the number of common shares reserved for issuance under the plans is 10% of the issued and outstanding common shares.  To date, only stock options are outstanding under the option plans.

The following table summarizes changes in our stock options during the 2010, 2009 and 2008 fiscal years:

	Number of	Weighted Avg.
	Options	Exercise Price
Outstanding, April 30, 2007	9,669,000	US $0.62
Expired	(114,000)	0.67
Forfeited	(450,000)	0.67
Granted	1,570,000	1.65
Exercised	(1,025,000)	0.24
Outstanding, April 30, 2008	9,650,000	US $0.81
Granted	6,473,000	0.27
Forfeited	(4,101,000)	0.53
Cancelled	(4,543,500)	0.89
Outstanding, April 30, 2009	7,478,500	US $0.41
Granted	4,132,000	0.14
Forfeited	(912,500)	0.49
Outstanding, April 30, 2010	10,698,000	US $0.30

On November 4, 2008, we cancelled outstanding options to purchase 4,543,500 common shares held by employees and consultants that had a weighted average exercise price of US $0.89 per share and in exchange issued new options to purchase 4,093,500 common shares to the employees with an exercise price of US $0.15 per share.  The modification resulted in an incremental fair value of $180,760, which will be expensed over the modified vesting period.

The following table summarizes information regarding the options outstanding under our stock option and equity incentive plans as of April 30, 2010:

	Options Outstanding			Options Exercisable
Exercise Price	Options	Weighted Avg. Remaining Life	Weighted Avg. Exercise Price	Options	Weighted Avg. Exercise Price
US $0.10 - $0.18	6,611,500	2.2 years	US $0.14	1,639,750	US $0.13
US $0.45 - $0.62	3,586,500	0.9 years	US $0.49	3,336,500	US $0.50
US $1.00	500,000	1.8 years	US $1.00	500,000	US $1.00
	10,698,000	1.7 years	US $0.30	5,476,250	US $0.43

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table sets out certain information regarding the beneficial ownership by all shareholders known to us to beneficially own more than 5% of our issued and outstanding common shares as of November 12, 2010:

Shareholder	Number of Common Shares Beneficially Owned(1)	Percentage of Class(2)
Agosto Corporation Limited	8,382,618(3)	6.3%
George T. Stapleton, II	7,765,643(4)	5.8%

______________________
(1)
Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities.  Common shares relating to options currently exercisable or exercisable within 60 days of the date of the table above are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person.  Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	Based on 133,289,472 common shares issued and outstanding as of November 12, 2010.
(3)	Based solely upon, and qualified in its entirety with reference to, Amendment No. 2 to Schedule 13G filed with the Securities and Exchange Commission on February 8, 2010.
(4)	Includes 5,250,000 shares held by Stapleton Investments Inc., a private investment company controlled by Mr. Stapleton and 500,000 shares held by various family members of Mr. Stapleton.

Significant Changes in the Ownership of Major Shareholders

On June 26, 2007, Agosto Corporation Limited, or Agosto, and Dr. J. Gordon Murphy filed a Schedule 13G with the Securities and Exchange Commission reporting beneficial ownership of 8,356,159, or 9.9%, of our common shares.  On February 14, 2008, Agosto and Dr. Murphy filed Amendment No.1 to the Schedule 13G, reflecting beneficial ownership of 8,44,2201, or 9.91%, of our common shares.  On February 8, 2010, Agosto and Dr. Murphy filed Amendment No.2 to the Schedule 13G, reflecting beneficial ownership of 8,382,618, or 6.3%, of our common shares.  The Schedule 13G/A indicates that such shares are held of record by Agosto.

On November 9, 2007, Pinetree Resource Partnership, or Pinetree Partnership, and Pinetree Capital Ltd., or Pinetree Capital, filed a Schedule 13G with the Securities and Exchange Commission reporting beneficial ownership of 5,600,000, or 7.6%, of our common shares.  On February 13, 2009, Pinetree Partnership and Pinetree Capital filed Amendment No.1 to the Schedule 13G, reflecting beneficial ownership of 3,719,000, or 2.8%, of our common shares.  The Schedule 13G/A indicates that such shares are held of record by Pinetree Partnership, which is beneficially owned by Pinetree Capital and therefore, Pinetree Capital may be deemed to have beneficial ownership of such common shares.

On February 14, 2008, Swank Capital, LLC, or Swank Capital, Swank Energy Income Advisors, LP, or Swank Advisors, and Jerry V. Swank filed a Schedule 13G with the Securities and Exchange Commission reporting beneficial ownership of 5,000,000, or 6.4%, of our common shares.  On February 13, 2009, such reporting persons filed Amendment No.1 to the Schedule 13G, reflecting beneficial ownership of 5,000,000, or 3.75%, of our common shares.  The Schedule 13G/A indicates that such shares are held of record by Swank Advisors, that Swank Capital, as general partner of Swank Advisors, and Mr. Swank, as the principal of Swank Capital and Swank Advisors, may both be deemed to have beneficial ownership of the common shares held of record by Swank Advisors.

On June 10, 2008, Sprott Asset Management Inc., or Sprott, filed a Schedule 13G with the Securities and Exchange Commission reporting beneficial ownership of 9,025,000 or 9.7%, of our common shares.  On February 13, 2009, Sprott filed Amendment No.1 to the Schedule 13G, reflecting beneficial ownership of 7,881,300, or 6.0%, of our common shares.  On January 26, 2010, Sprott filed Amendment No.2 to the Schedule 13G, reflecting beneficial ownership of 7,481,300, or 5.6%, of our common shares.  On July 8, 2010, Sprott filed Amendment No.3 to the Schedule 13G, reflecting beneficial ownership of 6,407,600, or 4.8%, of our common shares.

Major Shareholders Voting Rights

The voting rights of our major shareholders do not differ from the voting rights of shareholders who are not major shareholders.

Record Holders

As of November 9, 2009, Computershare Ltd., our registrar and transfer agent reported that we had 274 record holders holding 133,289,472 issued and outstanding common shares, of which 51 record holders holding 46,225,856 common shares (or 35% of our issued and outstanding shares) were held of record by residents of the United States. These numbers are not representative of the number of beneficial holders of our shares nor are they representative of where such beneficial holders reside, since many of these ordinary shares were held of record by brokers or other nominees.

Change of Control Arrangements

As of November 12, 2010, the holders of the Senior Notes and Junior Notes upon exercise or conversion of all dilutive derivative instruments held by them, would hold a total of 195,421,360 common shares or 57.8% of our fully diluted common shares, and could have the ability to control all matters submitted to our shareholders for approval (including the election and removal of directors and any merger, consolidation or sale of all or substantially all of our assets) and to control our management and affairs.  Accordingly, this potential concentration of ownership may have the effect of delaying, deferring or preventing a change in control of our company, impeding a merger, consolidation, takeover or other business combination involving our company or discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of our company, which in turn could have a material adverse effect on the market price of our shares.

Except as described above, there are no arrangements known to us, the operation of which may at a subsequent date result in a change in the control of our company.

B.	Related Party Transactions

A director and our former Chief Financial Officer was affiliated with a private company that provided administrative services to our company.  For the years ended April 30, 2010, 2009 and 2008, we paid $2,275, $13,145 and $211,474, respectively, for these services.

During the years ended April 30, 2010, 2009 and 2008, we paid $102,851, $116,416 and $nil, respectively, in professional fees to a law firm in which our Corporate Secretary is a partner.

All related party transactions were in the normal course of operations and measured at the exchange amount, which is the amount agreed upon by the transacting parties.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

See our consolidated financial statements, including the notes thereto, in Item 17.

Legal Proceedings

Except as noted below, there are no legal actions either in process or pending and the we are not aware of any contemplated, legal, governmental or arbitration proceedings, including those related to bankruptcy, receivership or those involving a third party which have, or may have, significant effects on our financial position or profitability.

In January 2010, our company experienced a flood in our office premises as a result of a broken water pipe.  There was significant damage to the premises rendering them unusable until remediation had been completed by the landlord.  Pursuant to the lease contract, we asserted that rent should be abated during the remediation process and accordingly, we have not paid rent since December 2009.  During the remediation process, we engaged an independent environmental testing company to test for air quality and for the existence of other potentially hazardous conditions.  The testing revealed the existence of potentially hazardous mould and the consultant provided specific written instructions for the effective remediation of the premises.  During the remediation process, the landlord did not follow the consultant’s instructions and correct the potentially hazardous mould situation and subsequently in June 2010, gave notice and declared the premises to be ready for occupancy.  We re-engaged the consultant to re-test the premises and the testing results again revealed the presence of potentially hazardous mould.  We determined that the premises are not fit for re-occupancy and consider the landlord to be in default of the lease and the lease terminated.  The landlord disputes our position and has given notice that it considers us to be in default of the lease for failure to re-occupy the premises. In addition, the landlord has claimed that we owe monthly rent for the premises from January 2010 to June 30, 2010 in the amount of $234,098 and has claimed that, as a result of the alleged default, pursuant to the terms of the lease, we owe three months accelerated rent in the amount of $108,685.  The landlord has also asserted that we would be liable for an amount up to the full lease obligation of $1,510,187 through 2014.  To date, no legal action has been commenced by the landlord and the cost, if any, to us is not determinable.  Accordingly, no amounts related to rent or the disputed lease obligation have been recorded in our consolidated financial statements.

Dividend Distribution Policy

We have never paid cash dividends to our common shareholders.  We intend to retain future earnings, if any, for use in the operation and expansion of our business and do not intend to pay any cash dividends in the foreseeable future.  Holders of our common shares are entitled to receive such dividends as may be declared from time to time by our board, in its discretion, out of funds legally available for that purpose.

Prior to the conversion of our Series A preferred shares on July 29, 2010, we paid a quarterly stock dividend on outstanding Series A preferred shares.  The terms of the Series A preferred shares that were issued on August 28, 2009, provided for the payment of dividends at the end of each calendar quarter commencing on September 30, 2009.  The holders of Series A preferred shares were entitled to a cumulative quarterly dividend of 5% payable in cash or, at our discretion, at 7.5% payable in additional Series A preferred shares.  As of April 30, 2010, we declared a 15% cash dividend on the Series A preferred shares in the aggregate amount of $222,836 (US$221,507) as we were in default on dividend payments under the Series A preferred shares subscription agreement.  On July 30, 2010, all of the Series A preferred shares plus US$301,069 of accumulated dividends were converted into US$2,501,069 of junior secured convertible notes.  As of the date of this annual report, no Series A preferred shares are outstanding.

B.	Significant Changes

Except as described in this annual report, since the date of the annual financial statements included in this annual report, no significant changes have occurred.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

Our common shares are quoted on the OTC Bulletin Board since March 28, 2005, initially under the symbol "BCKOF" and our trading symbol was changed to "MGWSF" effective March 6, 2007.  Our common shares were previously listed on the Canadian Venture Exchange (now the TSX Venture Exchange) from August 27, 2001 to June 16, 2004.

The annual high and low market prices for our common shares on the OTC Bulletin Board for the five most recent full fiscal years are as follows:

Fiscal Year Ended	OTC Bulletin Board
	High	Low
April 30, 2010	US$0.13	US$0.10
April 30, 2009	US$0.71	US$0.01
April 30, 2008	US$2.75	US$0.40
April 30, 2007	US$2.75	US$0.50
April 30, 2006	US$1.01	US$0.30

The high and low market prices for our common shares for each full financial quarter for the two most recent full fiscal years and any subsequent period on the OTC Bulletin Board were as follows:

Quarter Ended	OTC Bulletin Board
	High	Low
October 31, 2010	US$0.05	US$0.02
July 31, 2010	US$0.08	US$0.08
April 30, 2010	US$0.13	US$0.10
January 31, 2010	US$0.18	US$0.15
October 31, 2009	US$0.09	US$0.08
July 31, 2009	US$0.04	US$0.03
April 30, 2009	US$0.07	US$0.02
January 31, 2009	US$0.12	US$0.01
October 31, 2008	US$0.45	US$0.08
July 31, 2008	US$0.70	US$0.42

The high and low market prices of our common shares for each of the most recent six months on the OTC Bulletin Board were as follows:

Month Ended	OTC Bulletin Board
	High	Low
October 30, 2010	US$0.05	US$0.02
September 30, 2010	US$0.06	US$0.03
August 31, 2010	US$0.08	US$0.05
July 31, 2010	US$0.08	US$0.07
June 30, 2010	US$0.11	US$0.07
May 31, 2010	US$0.15	US$0.09

B.	Plan of Distribution

Not applicable.

C.	Markets

Our common shares are quoted on the OTC Bulletin Board under the symbol "MGWSF".

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

Our company was incorporated under the laws of the Province of British Columbia, Canada on February 8, 2000.  At a meeting of the shareholders of our company on October 29, 2007, the shareholders approved the continuance of our company from the Province of British Columbia into the Province of Alberta under the Alberta Business Corporations Act.  Effective February 12, 2008, our company continued into the Province of Alberta under the Alberta Business Corporations Act and we ceased to be a company organized under the British Columbia Business Corporations Act.

Objects and Purposes

Neither our articles nor by-laws contain a description of our objects and purposes.

Directors

Neither our articles nor by-laws restrict: (i) a director's power to vote on a proposal, arrangement or contract in which the director is materially interested; or (ii) our directors' power, in the absence of an independent quorum, to vote compensation to themselves or any members of their body.  Our by-laws provide that our directors may, without shareholder approval, borrow money upon the credit of our company, issue and sell bonds or debentures and provide guarantees.  Neither our articles nor by-laws set out a mandatory retirement age for our directors.  Our directors are not required to own securities of our company in order to serve as directors.

Authorized Capital

Our articles provide that our authorized capital consists of an unlimited number of common shares, without par value, and 100,000,000 of shares of preferred stock, without par value.  Our preferred stock may be issued in one or more series and our directors may fix the number of shares which is to comprise each series and the designation, rights, privileges, restrictions and conditions attaching to each series.

Rights, Preferences and Restrictions

Pursuant to our articles, holders of our common shares are entitled to vote at all meetings of shareholders, except meetings at which only holders of a specified class of shares are entitled to vote, receive any dividend declared by our board of directors and, subject to the rights, privileges, restrictions and conditions attaching to any other class of shares, receive the remaining property of our company upon dissolution.

Shares of our preferred stock of each series rank on a parity with our shares of preference stock of any other series and are entitled to a preference over common shares with respect to the payment of dividends and the distribution of assets or return of capital in the event of liquidation, dissolution or winding-up of our company.  Shares of our preferred stock do not have voting rights.

The provisions in our articles attaching to our common shares and our preference stock may be altered, amended, repealed, suspended or changed by the affirmative vote of the holders of not less than two-thirds of the outstanding common shares and two-thirds of the shares of preferred stock, as applicable.

With the exception of special resolutions (i.e. resolutions in respect of fundamental changes to our company, including: the sale of all or substantially all of our assets, a merger or other arrangement or an alteration to our authorized capital) that require the approval of holders of two-thirds of the outstanding common shares entitled to vote at a meeting, either in person or by proxy, resolutions to approve matters brought before a meeting of our shareholders require approval by a simple majority of the votes cast by shareholders entitled to vote at a meeting, either in person or by proxy.

Shareholder Meetings

The Business Corporations Act (Alberta) provides that:  (i) meetings of shareholders must be held in Alberta, unless otherwise provided in a company's by-laws; (ii) directors must call an annual general of shareholders not later than 15 months after the last preceding annual general; (iii) for the purpose of determining shareholders entitled to receive notice of or vote at meetings of shareholders, the directors may fix in advance a date as the record date for that determination, provided that such date shall not precede by more than 50 days or by less than 21 days the date on which the meeting is to be held; (iv) the holders of not less than 5% of the issued shares entitled to vote at a meeting may requisition the directors to call a meeting of shareholders for the purposes stated in the requisition; (v) only shareholders entitled to vote at the meeting, our directors and our auditor are entitled to be present at a meeting of shareholders; and (vi) upon the application of a director or shareholder entitled to vote at the meeting, the Court of Queens Bench of Alberta may order a meeting to be called, held and conducted in a manner that the Court directs.

Pursuant to our by-laws, the quorum for the transaction of business at a meeting of our shareholders is two shareholder who are present, in person or by proxy, that in the aggregate hold at least 5% of the issued and outstanding shares entitled to be voted at the meeting.

Limitations on Rights of Non-Canadians

Except as provided in the Investment Canada Act, there are no limitations specific to the rights of non-Canadians to hold or vote our common shares under the laws of Canada or Alberta, or in our charter documents.  The following summarizes the principal features of the Investment Canada Act for non-Canadian residents proposing to acquire our common shares.

The Investment Canada Act governs the acquisition of Canadian businesses by non-Canadians.  Under the Investment Canada Act, non-Canadian persons or entities acquiring “control” (as defined in the Investment Canada Act) of a corporation carrying on business in Canada are required to either notify, or file an application for review with, Industry Canada.  Industry Canada may review any transaction which results in the direct or indirect acquisition of control of a Canadian business, where the gross value of corporate assets exceeds certain threshold levels (which are higher for investors from members of the World Trade Organization, including United States residents, or World Trade Organization member-controlled companies) or where the activity of the business is related to Canada’s cultural heritage or national identity.  No change of voting control will be deemed to have occurred, for purposes of the Investment Canada Act, if less than one-third of the voting control of a Canadian corporation is acquired by an investor.

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

Certain transactions relating to our common shares would be exempt from the Investment Canada Act, including:

•	the acquisition of our common shares by a person in the ordinary course of that person's business as a trader or dealer in securities;

•
the acquisition of control of our company in connection with the realization of security granted for a loan or other financial assistance and not for a purpose related to the provisions of the Investment Canada Act; and

•
the acquisition of control of our company by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control in fact of our company, through ownership of our common shares, remains unchanged.

Delay of Change of Control

With the exception of provisions in our articles that limit the number of directors that can be appointed between annual meetings of shareholders and that give our directors the authority to issue blank cheque preferred stock, there are no provisions in our articles or by-laws that would have the effect of delaying, deferring or preventing a change in control of our company, and that would operate only with respect to a merger, acquisition or corporate restructuring involving our company.  For limitation on the rights of non-Canadians to acquire control of our company, see above “Limitations on Rights of Non-Canadians.”

Reporting of Share Ownership

Neither our articles nor our by-laws contain any provisions governing the ownership threshold above which shareholder ownership must be disclosed.  Securities legislation in Canada, however, requires that we disclose in our annual general meeting proxy statement, holders who beneficially own more than 10% of our issued and outstanding shares.

C.	Material Contracts

The following is a brief summary of our material agreements and is qualified by reference to and should be read together with the full text of such agreements.

•
On September 21, 2010, we and our 62.5% working interest partner signed a farm-out agreement for our interest in 5,100 net acres in the Little Muddy Area of Butler County, Kentucky to a Houston-based independent exploration and production company, or the Farmee.  On or before January 5, 2011, the Farmee is to spud the first of a four well initial test program to test the commercial productivity of the Big Clifty Formation.  All wells are to be completed and tested or plugged within 45 days of spud date.  For each initial well drilled and tested, Farmee will earn an assignment of the 100% working interest in 25 contiguous acres around such well.  Upon termination of the testing of the initial wells, the Farmee will have the option to nominate a 640 acre block of additional lands owned by us, in which the Farmee has the ability to earn up to an 82% net revenue interest by drilling a minimum of 24 Big Clifty test wells.  If multi-lateral horizontal wells are drilled, each multi-lateral well will equate to a maximum of three vertical wells with Farmee retaining an overriding royalty of between 1% and 5.5%.  Farmee will retain the right to participate for a 10% working interest reducing the Farmor’s working interest to 90%.  Pursuant to the agreement, the Farmee will reimburse us and our working interest partner for any lease rentals paid during the period that the Farmee has a right to earn in the lands.  In addition, the Farmee will make a cash payment of $25/acre to us and our working interest partner for each acre assigned to it under the agreement.

•
On July 30, 2010, we completed a $2.5 million financing with a group of our existing shareholders.  The transaction included the issuance of US$2.5 million in senior secured convertible notes, warrants, the conversion of the outstanding Series A preferred shares into junior secured convertible notes and the reacquisition by us of a 10% working interest in the Marmaton River and Grassy Creek projects in exchange for a 2.75% overriding royalty interest on the same properties.  See Item 5B. “Operating and Financial Review and Prospects- Liquidity and Capita Resources.”

•
Effective August 28, 2009, our wholly-owned subsidiary, MegaWest Energy Missouri Corp., or MegaWest Missouri, entered into a purchase and sale agreement with MP 1, an affiliate of the ICO Fund, pursuant to which we sold a 10% working interest in existing land and enhanced recovery projects on 15,313 acres of tour oil and gas leases located in Missouri and Kansas (the Deerfield Area), including the Grassy Creek and Marmaton River projects, for the purchase price of US$2 million.  (See directly above our agreement for the reacquisition by us of such 10% working interest.)

•
Effective August 28, 2009, MegaWest Missouri entered into an operating agreement with MP1relating to the operation of the Grassy Creek and Marmaton projects and the exploration and development of future projects within the Deerfield Area.  Among other things, the operating agreement provides as follows: (i) MegaWest Missouri will operate any existing and future projects in the Deerfield Area; (ii) each party to the operating agreement will pay its proportionate share of development and operating costs; and (iii) MP 1 will have the right to acquire up to an additional 10% working interest in future development within the Deerfield Area, on a project-by-project basis, by paying up to a US$300,000 equalization payment per project and its proportionate share of all future development and operating costs in respect of each project.

Pursuant to a side letter agreement entered into effective August 28, 2009, between MegaWest Missouri and MP 1, we granted MP 1 (i) the option to acquire up to a 20% proportionate interest in any of our properties outside of the Deerfield Area by paying a proportionate 133% share of our costs-to-date in respect of such property until the later of the full redemption or conversion of the Series A or Series B preferred shares (issued pursuant to the arrangement with the ICO Fund) are issued and outstanding and August 27, 2011; and (ii) the option to participate with us in any future oil and gas property acquisitions for a proportionate 20% share of the cost of any such acquisition until the later of the full redemption or conversion of the Series A or Series B preferred shares and August 27, 2011.

•
In connection with a US$2.2 million offering that we completed on August 28, 2009, we entered into a private placement subscription agreement pursuant to which we issued to various investors led by the ICO Fund, L.P., 22,000 Series A convertible preferred shares, each with a stated value of US$100.  In connection with the offering, we also issued to the subscribers: (i) Series A warrants, each warrant entitling the holder to purchase one common share at US$0.07 per share; and (ii) additional investment rights consisting of the right to purchase a Series B convertible preferred share which would be convertible into common shares and Series B warrants representing the right to purchase common shares.  See Item 4A. “Information on the Company - History and Development of the Company.”

In addition, the subscription agreement provides that: (i) we will file a registration statement, if required, to be in effect at the time of conversion with respect to the common shares underlying the Series A or Series B preferred shares and the warrants related to each issuance; (ii) certain liens against our properties are prohibited and the consent of a majority interest of the subscribers is required for certain actions that would adversely change the rights of the subscribers while either the Series A or Series B preferred shares are issued and outstanding; (iii) if we issue certain common shares or securities exchangeable into common shares at a price less than the conversion price of the outstanding Series A or Series B preferred shares, then the conversion price of such preferred shares will be adjusted to this lower price; (iv) the conversion price of the Series A or Series B preferred shares will be adjusted proportionately to take account of any dividends on common shares, splits or consolidations, or reclassification of common shares; (v) we are prohibited from pledging our properties under certain circumstances and from selling a majority interest in our properties without the consent of a majority interest of the subscribers as long as the Series A or Series B preferred shares are issued and outstanding.  Such majority interest consent is also required for certain actions that would adversely change the rights of the subscribers while either the Series A or Series B preferred shares are issued and outstanding.  These negative pledges do not pertain to the Series B preferred shares unless Series B preferred shares having a face value of more than US$1,400,000 have been issued; (vi) while Series A preferred shares are issued and outstanding, the Series A preferred shareholders have the right to nominate one director to our board of directors.  Should Series B preferred shares be issued, the holders of such shares will have the right to nominate one additional director to our board of directors; (vii) certain default provisions result in the dividend rate increasing to 15% payable in cash during the event of default; (viii) until August 28, 2010, the ICO Fund has a right of first refusal with respect to any financings or equity linked debt offerings conducted by us; and (ix) we have agreed to pay US$75,000 of the ICO Fund's legal fees and to engage a technology consulting firm recommended by the ICO Fund for six months at a cost not to exceed US$20,000 per month.

•
On July 28, 2007, we entered into an office lease agreement for the 8th floor in 926 - 5th Avenue SW, Calgary, Alberta.  The lease was for a term of seven years expiring on September 30, 2014.  The lease provided for minimum lease payments of $261,075 per year for the first five years and $278,480 per year for the last two years of the lease term.  In January 2010, our office suffered damage from a flood in the leased premises, the remediation of which was not preformed in accordance with the terms of the lease agreement.  As a result, we consider the lease agreement to be terminated in accordance with its terms. See Item 8A. “Financial Information - Financial Statement and Other Information - Legal Proceedings.”

D.	Exchange Controls

There are presently no governmental laws, decrees or regulations in Canada which restrict the export or import of capital, or which impose foreign exchange controls or affect the remittance of interest, dividends or other payments to non-resident holders of our common shares.  However, any remittances of dividends to shareholders not resident in Canada are subject to withholding tax in Canada (see Item 10E. “Additional Information - Taxation”).

E.	Taxation

The following is a discussion of Canadian and United States tax consequences material to our shareholders.  To the extent that the discussion is based on tax legislation which has not been subject to judicial or administrative interpretation, the views expressed in the discussion might not be accepted by the tax authorities in question or by court.  The discussion is not intended, and should not be construed, as legal or professional tax advice and does not exhaust all possible tax considerations.

United States Federal Income Taxation

The following discussion summarizes the material U.S. federal income tax considerations applicable to the purchase, ownership and disposition of our common shares.  Unless otherwise stated, this summary deals only with shareholders that are U.S. Holders (as defined below) who hold their common shares as capital assets.

As used in this section, the term “U.S. Holder” means a beneficial owner of a common share who is:

•	an individual citizen or resident of the United States or an individual treated as a U.S. citizen or resident for U.S. federal income tax purposes;

•	a corporation or other entity taxable as a corporation for U.S. federal income tax purposes created or organized in or under the laws of the United States, any State or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•
any trust if (A)(i) a court within the United States is able to exercise primary supervision over the administration of the trust and (ii) one or more United States persons have the authority to control all substantial decisions of the trust, or (B) such trust validly elects to be treated as a United States person.

The term “Non-U.S. Holder” means a beneficial owner of a common share that is an individual, corporation, estate or trust and is not a U.S. Holder.  The tax consequences to a Non-U.S. Holder may differ substantially from the tax consequences to a U.S. Holder.  Certain aspects of U.S. federal income tax relevant to a Non-U.S. Holder are discussed below.

This description is based on provisions of the U.S. Internal Revenue Code of 1986, as amended, or the Code, existing and proposed U.S. Treasury regulations promulgated thereunder, administrative and judicial interpretations thereof, and the U.S.-Canada Tax Treaty, each as in effect as of the date of this document.  These sources may change, possibly with retroactive effect, and are open to differing interpretations.  This description does not discuss all aspects of U.S. federal income taxation that may be applicable to investors in light of their particular circumstances or to investors who are subject to special treatment under U.S. federal income tax law, including:

•	insurance companies;

•	dealers in stocks, securities or currencies;

•	financial institutions and financial services entities;

•	real estate investment trusts;

•	regulated investment companies;

•	persons that receive common shares in connection with the performance of services;

•	tax-exempt organizations;

•	persons that hold common shares as part of a straddle or appreciated financial position or as part of a hedging, conversion or other integrated instrument;

•	persons who acquire their common shares through the exercise or cancellation of employee stock options or otherwise as consideration for their services;

•	individual retirement and other tax-deferred accounts;

•	expatriates of the United States and certain former long-term residents of the United States;

•	persons liable for the alternative minimum tax;

•	persons having a “functional currency” other than the U.S. dollar; and

•	direct, indirect or constructive owners of 10% or more, by voting power or value, of our common shares.

If a partnership or an entity treated as a partnership for U.S. federal income tax purposes owns common shares, the U.S. federal income tax treatment of a partner in such a partnership will generally depend upon the status of the partner and the activities of the partnership.  A partnership that owns common shares and the partners in such partnership should consult their tax own advisors about the U.S. federal income tax consequences of holding and disposing of common shares.

All investors are urged to consult their own tax advisors as to the particular tax consequences to them of an investment in our common shares, including the effect and applicability of United States federal, state, local and foreign income and other tax laws (including estate and gift tax laws) and tax treaties.

Distributions Paid on the Common Shares

Subject to the discussion below under “Passive Foreign Investment Company Considerations,” a U.S. Holder generally will be required to include in his or her gross income as ordinary dividend income the amount of any distributions paid on the common shares, including the amount of any Canadian taxes withheld, to the extent that those distributions are paid out of our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes.  Subject to the discussion below under “Passive Foreign Investment Company Considerations,” distributions in excess of our earnings and profits will be applied against and will reduce the U.S. Holder’s tax basis in its common shares and, to the extent they exceed that tax basis, will be treated as gain from a sale or exchange of those common shares.  Our dividends will not qualify for the dividends-received deduction applicable in some cases to U.S. corporations.

Dividends that we pay in Canadian dollars, including the amount of any Canadian taxes withheld therefrom, will be included in your income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day such dividends are received, regardless of whether the payment is in fact converted into U.S. dollars.  A U.S. Holder who receives payment in Canadian dollars and converts them into U.S. dollars at an exchange rate other than the rate in effect on such day will have a foreign currency exchange gain or loss that would be treated as ordinary income or loss.  U.S. Holders should consult their own tax advisors concerning the U.S. tax consequences of acquiring, holding and disposing of Canadian dollars.

Subject to certain limitations, “qualified dividend income” received by a non-corporate U.S. Holder in tax years beginning on or before December 31, 2010 will be subject to tax at a reduced maximum tax rate of 15%.  Distributions taxable as dividends paid on the common shares should qualify for the 15% rate provided that we are not a passive foreign investment company (as described below) for U.S. tax purposes and that either: (i) we are entitled to benefits under the income tax treaty between the United States and Canada, referred to as the U.S.-Canada Tax Treaty, or (ii) the common shares are readily tradable on an established securities market in the United States and certain other requirements are met.  We believe that we are entitled to benefits under the U.S.-Canada Tax Treaty and that the common shares currently are readily tradable on an established securities market.  However, no assurance can be given that the common shares will remain readily tradable.  The rate reduction does not apply unless certain holding period requirements are satisfied.  With respect to the common shares, the U.S. Holder must have held such shares for at least 61 days during the 121-day period beginning 60 days before the ex-dividend date.  The rate reduction also does not apply to dividends received from passive foreign investment companies, see discussion below, or in respect of certain hedged positions or in certain other situations.  The legislation enacting the reduced tax rate contains special rules for computing the foreign tax credit limitation of a taxpayer who receives dividends subject to the reduced tax rate.  U.S. Holders of common shares should consult their own tax advisors regarding the effect of these rules in their particular circumstances.

Subject to the discussion below under “Information Reporting and Back-up Withholding,” a Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax on dividends received on common shares unless that income is effectively connected with the conduct by that Non-U.S. Holder of a trade or business in the United States, in which case a corporate Non-U.S. Holder may also be subject to the U.S. branch profits tax.

Foreign Tax Credit

Any dividend income resulting from distributions we pay to a U.S. Holder with respect to the common shares generally will be treated as foreign source income for U.S. foreign tax credit limitation purposes.  Subject to certain conditions and limitations, Canadian tax withheld on dividends may be deducted from taxable income or (subject to complex limitations) credited against a U.S. Holder’s U.S. federal income tax liability.  The rules relating to the determination of foreign source income and the foreign tax credit are complex, and the availability of a foreign tax credit depends on numerous factors.  Each investor who is a U.S. Holder should consult with its own tax advisor.

Disposition of Common Shares

Upon the sale or other disposition of common shares, subject to the discussion below under “Passive Foreign Investment Company Considerations,” a U.S. Holder generally will recognize capital gain or loss equal to the difference between the amount realized on the disposition and the holder’s adjusted tax basis in the common shares.  U.S. Holders should consult their own advisors with respect to the tax consequences of the receipt of a currency other than U.S. dollars upon such sale or other disposition.

Gain or loss upon the disposition of the common shares will be treated as long-term if, at the time of the sale or disposition, the common shares were held for more than one year.  The deductibility of capital losses by a U.S. Holder is subject to limitations.  In general, any gain or loss recognized by a U.S. Holder on the sale or other disposition of common shares will be U.S. source income or loss for U.S. foreign tax credit purposes.  U.S. Holders should consult their own tax advisors concerning the source of income for U.S. foreign tax credit purposes and the effect of the U.S.-Canada Tax Treaty on the source of income.

Subject to the discussion below under “Information Reporting and Back-up Withholding,” a Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax on any gain realized on the sale or exchange of common shares unless:

•
that gain is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States, and, if a tax treaty applies, is attributable to a permanent establishment or fixed base of the Non-U.S. Holder in the United States; or

•
in the case of any gain realized by an individual Non-U.S. Holder, that holder is present in the United States for 183 days or more in the taxable year of the sale or exchange, and other conditions are met.

Passive Foreign Investment Company Considerations

Investors should note that a non-U.S. corporation such as us may be a passive foreign investment company, or PFIC, as defined in Section 1297 of the Code.  For U.S. federal income tax purposes, a foreign company is generally considered a PFIC for any taxable year in which either (i) 75% or more of its gross income is passive income, or (ii) at least 50% of the average value of all of its assets for the taxable year produce or are held for the production of passive income.  We do not believe that we have been a PFIC, or will be a PFIC for the current taxable year.  However, because the determination of whether we are a PFIC is based upon the composition of our income and assets from time to time, and because of certain legal uncertainties, there can be no assurance that we will not be considered a PFIC for the current taxable year or any future taxable year.

If we were classified as a PFIC, a U.S. Holder (other than a U.S. Holder who makes a timely QEF election, as discussed below) would be required to allocate to each day in its holding period with respect to the common shares a pro rata portion of any distributions received (or deemed to be received) on the common shares which are treated as “excess distributions,” as defined under the Code.  Generally, an excess distribution is the ratable share of distributions received (or deemed to be received) by a U.S. Holder during the taxable year that is greater than 125% of the average annual distributions received by such U.S. Holder in the three preceding years (or such shorter period as the U.S. Holder may have held such shares).  Any amount of the excess distribution treated as allocable to a prior taxable year would be subject to tax at the highest individual or corporate tax rate, as the case may be, applicable for such prior year and an interest charge will be imposed with respect to the resulting tax liability allocated to each such year.  Any dividends received would not qualify for the reduced maximum tax rate.  In addition, any gain recognized on a disposition or deemed disposition of common shares would be treated in the same manner as an excess distribution.  Any such gain would be treated as ordinary income rather than as capital gain.

Under certain circumstances, shares held by a Non-U.S. Holder may be attributed to a United States person owning an interest, directly or indirectly, in the Non-U.S. Holder.  In this event, dividends and other transactions in respect of the shares would be attributed to such United States person for purposes of applying the PFIC rules.

Under some conditions, one or more elections (including a “QEF election”) are available that may reduce the adverse effect of the PFIC rules.  However, it is highly uncertain whether such conditions will be met in our case.  Therefore, such elections would likely not be available.

Information Reporting and Backup Withholding

Payments in respect of common shares may be subject to information reporting to the U.S. Internal Revenue Service and to U.S. backup withholding tax at a rate equal to the fourth lowest income tax rate applicable to individuals (which, under current law, is 28%).  Backup withholding will not apply, however, if you (i) are a corporation or come within certain exempt categories, and demonstrate the fact when so required, or (ii) furnish a correct taxpayer identification number and make any other required certification.  U.S. Holders who are required to establish their exempt status generally must provide such certification on IRS Form W-9.

Backup withholding is not an additional tax.  Amounts withheld under the backup withholding rules may be credited against a U.S. Holder’s U.S. tax liability, and a U.S. Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS.

Any U.S. Holder who holds 10% or more in vote or value of our common shares will be subject to certain additional United States information reporting requirements.

U.S. Gift and Estate Tax

An individual U.S. Holder of common shares will generally be subject to U.S. gift and estate taxes with respect to common shares in the same manner and to the same extent as with respect to other types of personal property.

Certain Canadian Federal Income Tax Consequences

The following summary is a general discussion of material Canadian federal income tax consequences that may apply to holders and prospective holders of common shares that are non-residents of Canada (Non-Canadian Holders). This discussion is based on the Income Tax Act (Canada), the regulations promulgated thereunder, all amendments thereto publicly proposed by or on behalf of the Minster of Finance (Canada) prior to the date hereof, the published administrative practices of the Canada Revenue Agency and on the current provisions Canada-United States Income Tax Convention (1980), as amended (the Canada-US Treaty), any or all of which may materially and adversely change at any time, possibly on a retroactive basis. In addition, this discussion does not consider the potential effects, adverse or beneficial, of any proposed changes in the governing tax law, whether by judicial, executive or legislative action, which, if effected, may be applied, possibly on a retroactive basis. No opinion was requested by us, or has been provided by our counsel or independent registered public accounting firm, with respect to the Canadian income tax consequences described in the following discussion. Accordingly, we urge holders and prospective holders of common shares to consult with, and rely upon, their own tax advisors in analyzing the potential Canadian federal, provincial, local and non-Canadian tax consequences associated with purchasing, owning and disposing of common shares.

As used in this section the term "Non-Canadian Holder" denoted the beneficial owner of one or more common shares who is:

•	a non-resident of Canada;

•	holds our common shares as capital property;

•	deals with us at arm's length; and

•	does not use or hold our common shares in or in the course of carrying on business in Canada.

Special rules may apply to a holder of common shares that is an insurer that carries on an insurance business in Canada and elsewhere, which rules are not discussed in this annual report.  Such holders of common shares should consult their own advisors.

Dividends

Though we do not anticipate paying any cash dividends in the foreseeable future, should a Non-Canadian Holder of common shares receive dividend distributions, such holder will be subject to a Canadian withholding tax equal to 25%, subject to such lower rate as may be available under an applicable tax treaty, of the gross amount of any distributions paid or deemed to be paid.

In accordance with the Canada-US Treaty the rates  of withholding tax applicable to distributions paid to a Non-Canadian Holder who is a resident of the United States and who is entitled to rely on the benefits of the Canada - US tax treaty are:

•	to the extent such holder is a company that beneficially owns at least 10% of our voting stock, 5% of the gross amount of such distribution paid; or

•	in all other cases, 15% of the gross amount of such distribution paid.

We are required to withhold the applicable amount from each distribution paid and remit the withheld amount directly to the Receiver General for Canada for the account of the Non-Canadian Holder.

In accordance with the Canada-US Treaty, certain tax-exempt entities residing in the United States and entitled to rely on the benefits of the Canada - US tax treaty may be exempt from Canadian withholding taxes, including any withholding taxes levied in respect of dividends received on our common shares.

Sale, Exchange or other Disposition of Common Shares

A Non-Canadian Holder who disposes of common shares, including by deemed disposition upon death, will not be subject to Canadian federal income tax on any capital gain (or capital loss) thereby realized unless the common shares constitute "taxable Canadian property" as defined by the Income Tax Act (Canada) and no relief is afforded under any applicable tax treaty. Generally, our common shares will not constitute taxable Canadian property of a Non-Canadian Holder unless at any time during the 60-month period immediately preceding the disposition, more than 50% of the fair market value of the common shares was derived directly or indirectly, from one or any combination of real or immovable property situated in Canada, Canadian resource property, timber resource property, or any option in respect of, or interest in, such properties.

Our management is of the view that our common shares do not derive their value principally from real or immovable property situated in Canada, Canadian resource property, timber resource property, or any option in respect of, or interest in, such properties.

F.	Dividends and Paying Agents

Not applicable.

G.	Statements by Experts

Not applicable

H.	Documents on Display

This annual report and the exhibits thereto and any other document we file pursuant to the Exchange Act may be inspected without charge and copied at prescribed rates at the following Securities and Exchange Commission public reference rooms: 100 F Street, N.E., Room 1580, Washington, D.C. 20549.  You may obtain information on the operation of the Securities and Exchange Commission’s public reference room in Washington, D.C. by calling the Securities and Exchange Commission at 1-800-SEC-0330 or by visiting the Securities and Exchange Commission’s website at http://www.sec.gov, and may obtain copies of our filings from the public reference room by calling 1-800-SEC-0330.  The Exchange Act file number for our Securities and Exchange Commission filings is 000-49760.

The Securities and Exchange Commission maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the Securities and Exchange Commission using its EDGAR (Electronic Data Gathering, Analysis, and Retrieval) system.  Certain of our material documents or filings can also be viewed on SEDAR (the System for Electronic Document Analysis and Retrieval of the Canadian securities regulatory authorities) at www.sedar.com.

Documents and agreements concerning our company referred to in this annual report may also be viewed by appointment, during normal business hours, at our registered office located at Suite 3700, 400 3rd Ave SW, Calgary, Alberta, Canada T2P 4H2.

I.	Subsidiary Information

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Currency Exchange Risk

Our reporting currency is the Canadian dollar, while our expenses are primarily denominated in U.S. dollars.  We maintain cash balances in U.S. dollars to fund our U.S. dollar denominated projects.  As a result of the foregoing, fluctuations in rates of exchange between the Canadian dollar and the U.S. dollar may affect our operating results and financial condition.  While the U.S. dollar depreciated against the Canadian dollar during fiscal 2010 and 2008, the Canadian dollar depreciated against the U.S. dollar during fiscal 2009.

A 1% change in the exchange rate of the U.S. and Canadian dollars would have resulted in approximately $1,000 change in the net loss in fiscal 2010.  We had no hedging contracts during fiscal 2010.

Commodity Price Risk

Our future revenue and profitability will be dependant, to a significant extent, upon prevailing market prices for oil and gas.  In the past, oil and gas prices have been volatile.  Prices are subject to wide fluctuations in response to changes in supply of, and demand for, oil and gas, market uncertainty, and a variety of additional factors that are beyond our control.  We currently are in an exploration stage and accordingly, we capitalize all net revenue received against capital costs incurred.  Fluctuations in commodity prices will result in fluctuations in the amount capitalized against costs.  In fiscal 2010, crude oil prices increased compared to fiscal 2009 and 2008, which increased the amount of revenue generated per barrel of oil sold, resulting in a positive impact on our costs incurred.  In fiscal 2010, natural gas prices decreased compared to fiscal 2009 and 2008, which reduced our costs per barrel of natural gas purchased for our steam injection operations, resulting in a positive impact on our costs incurred.  We have no fixed-price commodity contracts or commodity hedges in place.

Interest Rate Risk

Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates.  Interest earned on cash and cash equivalents is at nominal rates and therefore, the Company does not consider interest rate risk to be significant.  At the date of this Annual Report, our company has junior and senior notes outstanding that bear fixed rates of interest and accordingly, interest rate risk on these liabilities is not considered to be significant. Interest rate risk on the long-term receivable is not considered significant.  There are no interest rate swaps or financial contracts in place.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms, and that such information is accumulated and communicated to our chief executive officer and chief financial officer to allow timely decisions regarding required disclosure.  Our management, including our chief executive officer and chief financial officer, conducted an evaluation of the effectiveness of our disclosure controls and procedures, as defined under Exchange Act Rule 13a-15(e), as of April 30, 2010.  Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were not effective as of April 30, 2010 due to a material weakness in our internal control over financial reporting, as discussed below.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as required under applicable United States securities regulatory requirements.  Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Exchange Act as a process designed by, or under the supervision of, the company’s chief executive and chief financial officers and effected by the company’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

•	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the company;

•
provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and

•
provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use of disposition of the company’s assets that could have a material effect on the financial statements.

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

Our management assessed the effectiveness of our internal control over financial reporting as of April 30, 2010.  In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control Integrated Framework.  Based on that evaluation under this framework, our management concluded that as of April 30, 2010, our internal control over financial reporting was not effective because of the following material weaknesses in our internal control over financial reporting:

•	We have an insufficient number of personnel that have sufficient knowledge and experience in accounting, including U.S. GAAP.

•	Due to our small number of employees and resources, we have limited segregation of duties, as a result of which there is insufficient independent review of duties performed.

•
As a result of the limited number of accounting personnel, we rely on outside consultants for the preparation of certain financial reports, including financial statements and management discussion and analysis, which could lead to overlooking items requiring disclosure.

Remediation Plan

We are seeking ways to remediate the weaknesses in our internal control over financial reporting, which stem from our small workforce.

Changes to Internal Controls and Procedures for Financial Reporting

During the fiscal year ended April 30, 2010, our company hired a new chief financial officer, which enhanced certain financial reporting controls through improved segregation of duties.  However, during the fiscal 2010 audit, our former controller resigned, which resulted in the concentration of financial reporting duties and increased our need for use of outside consultants to assist with preparation of the fiscal 2010 financial reports.  As a result, during the fiscal year ended April 30, 2010, we retained an outside consultant to assist in the review and analysis of the accounting for significant non-routine transactions, including U.S. GAAP implications.  Other than as described, there were no changes in our internal control over financial reporting that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.	RESERVED

ITEM 16A.            AUDIT COMMITTEE FINANCIAL EXPERT

Our board has determined that Mr. F. George Orr, an independent director, qualifies as an “audit committee financial expert” as defined by rules of the Securities and Exchange Commission.  For a brief listing of Mr. Orr’s relevant experience, see Item 6.A. “Directors, Senior Management and Employees - Directors and Senior Management.”

ITEM 16B.            CODE OF ETHICS

We have adopted a code of ethics that applies to our chief executive officer and all senior financial officers of our company, including the chief financial officer, chief accounting officer or controller, or persons performing similar functions.  Our code of ethics has been filed as an exhibit to this annual report.  Written copies are available upon request.  If we make any substantive amendment to the code of ethics or grant any waivers, including any implicit waiver, from a provision of the codes of ethics, we will disclose the nature of such amendment or waiver on our website.

ITEM 16C.             PRINCIPAL ACCOUNTANT FEES AND SERVICES

Independent Public Accountants Fees

Our board of directors appointed KPMG LLP as our independent registered public accountant to audit our financial statements for the fiscal year ended April 30, 2010.

Audit Fees.  The aggregate fees billed by KPMG LLP for professional services rendered for the audit of our annual financial statements for the fiscal years ended April 30, 2010 and 2009, were $79,000 and $320,500, respectively.

Audit Related Fees.  The aggregate fees billed for assurance and related services by KPMG LLP relating to the performance of interim reviews of our financial statements and involvement in prospectus/registration documents, for the fiscal years ended April 30, 2010 and 2009 which are not reported under the heading "Audit Fees" above, were $Nil and  $25,000, respectively.

Tax Fees.  The aggregate fees billed for tax compliance, tax advice and tax planning by KPMG LLP were for the fiscal years ended April 30, 2010 and 2009 were $53,000 and $23,000, respectively.

Audit Committee Pre-Approved Policies and Procedures

Our audit committee pre-approves all services provided by our independent registered public accounting firm.  All of the services and fees described above were reviewed and approved by the audit committee before the respective services were rendered.

ITEM 16D.             EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

There were no purchases of our common shares made by us or on our behalf or by any affiliated purchaser during the fiscal year ended April 30, 2010.

ITEM 16F.	CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G.	CORPORATE GOVERNANCE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Reconciliation to U.S. GAAP
Auditors report on reconciliation to U.S. GAAP for U.S. readers on Canada - U.S. reporting differences	F-28
Supplementary note of reconciliation to U.S. GAAP as at April 30, 2010 and 2009 and for each of the years ended April 30, 2010, 2009 and 2008	F-29

ITEM 18.	FINANCIAL STATEMENTS

Not applicable

ITEM 19.	EXHIBITS

Exhibit Number	Description
1.1	Certificate of Incorporation - British Columbia (1)
1.2	Notice of Articles - British Columbia (2)
1.3	Certificate of Name Change - British Columbia (2)
1.4	Articles - British Columbia (2)
1.5	Certificate of Continuance - Alberta (3)
1.6	Articles of Continuance - Alberta (3)
1.7	By-law No. 1 - Alberta (3)
4.1	Canadian Stock Option Plan dated August 24, 2004, amended and restated February 19, 2007 and August 9, 2007 (4)
4.2	U.S. Stock Option Plan dated January 5, 2007 (4)
4.3	Operating and Farm-in Agreement dated October 24, 2007 in respect Loma Area, Montana (Big Sky project) (5)
4.4	Operating and Farm-in Agreement dated October 24, 2007 in respect Teton Area, Montana (Big Sky project) (5)

4.5	Canadian Equity Incentive Plan, amended and restated June 5, 2008 (6)
4.6	U.S. Equity Incentive Plan, amended and restated June 5, 2008 (6)
4.7	Agreement of Purchase and Sale dated August 27, 2009 between MegaWest Energy Missouri Corp. and Mega Partners 1, LLC (6)
4.8	Operating Agreement dated August 27, 2009 between MegaWest Energy Missouri Corp. and Mega Partners 1, LLC (6)
4.9	Side Letter Agreement dated August 27, 2009 between MegaWest Energy Missouri Corp. and Mega Partners 1, LLC (6)
4.10	Form of Subscription Agreement entered into with various subscribers in August, 2009 (6)
4.10	Form of Subscription Agreement dated July 30, 2010, among MegaWest Energy Corp. and certain subscribers for US$2,500,000 Senior Convertible Notes
4.11
Form of Exchange Agreement dated July 30, 2010, among MegaWest Energy Corp. and the holders of Series A preferred shares to convert the Series A preferred shares into US$2,501,069 Junior Convertible Notes

8.1	Subsidiaries
11.1	Code of Ethics
12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act, as amended
12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act, as amended
13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of KPMG LLP, Registered Public Accounting Firm
15.2	Consent of GLJ Petroleum Consultants
______________________
(1)	Incorporated by reference to our Form 6-K filed with the Securities and Exchange Commission on March 6, 2006.
(2)	Incorporated by reference to our Form 20-F filed with the Securities and Exchange Commission on March 30, 2007.
(3)	Incorporated by reference to our Form F-1/A filed with the Securities and Exchange Commission on February 15, 2008.
(4)	Incorporated by reference to our Form 20-F filed with the Securities and Exchange Commission on August 10, 2007.
(5)	Incorporated by reference to our Form F-1/A filed with the Securities and Exchange Commission on December 31, 2007.

(6)	Incorporated by reference to our Form 6-K filed with the Securities and Exchange Commission on September 4, 2009.

an Exploration Stage Company

Consolidated Financial Statements

April 30, 2010 and 2009

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

Management is responsible for establishing and maintaining adequate internal control over financial reporting.

/s/ George T. Stapleton II	/s/ Kelly D. Kerr
George T. Stapleton II	Kelly D. Kerr
Chief Executive Officer, Director	Vice President Finance
and Chairman of the Board	and Chief Financial Officer

September13, 2010

KPMG LLP Chartered Accountants 2700-205 5 Avenue SW Calgary AB T2P 4B9	Telephone Telefax Internet	(403) 691-8000 (403) 691-8008 www.kpmg.ca

AUDITORS’ REPORT

To the Shareholders of
MegaWest Energy Corp.

We have audited the consolidated balance sheets of MegaWest Energy Corp. as of April 30, 2010 and 2009 and the consolidated statements of operations, comprehensive loss and deficit and cash flows each of the years in the three-year period ended April 30, 2010 and for the period from exploration stage inception on November 1, 2006 through April 30, 2010. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as of April 30, 2010 and 2009 and the result of its operations and cash flows for each of the years in the three-year period ended April 30, 2010 and for the period from exploration stage inception on November 1, 2006 through April 30, 2010 in accordance with Canadian generally accepted accounting principles.

Calgary, Canada
September 13, 2010

MegaWest Energy Corp. (an exploration stage company)
Consolidated Balance Sheets at April 30
(in Canadian dollars)

	2010	2009
Assets
Current assets
Cash and cash equivalents	$152,382	$1,766,558
Accounts receivable	464,314	77,628
Restricted cash (note 13)	64,081	96,338
Prepaid expenses	111,953	284,146
	792,730	2,224,670
Oil and gas assets (note 2)	24,392,196	24,805,102
Administrative assets (note 3)	81,230	236,030
Reclamation deposits (note 5)	143,047	170,555
Long-term receivable (note 4)	312,495	-
	$25,721,698	$27,436,357

Liabilities and Shareholders' Equity
Current liabilities
Accounts payable and accrued liabilities	$756,205	$112,663
Asset retirement obligations (note 5)	249,550	-
	1,005,755	112,663
Asset retirement obligations (note 5)	530,153	1,023,963
	1,535,908	1,136,626

Shareholders' Equity
Share capital (note 6 (a))	83,605,475	83,597,427
Preferred shares (note 6 (b))	2,021,126	-
Warrants and options on preferred shares (note 6 (b))	500,000	-
Contributed surplus (note 8)	22,706,033	22,213,833
Accumulated deficit from prior operations	(562,633)	(562,633)
Accumulated deficit from exploration stage	(84,084,221)	(78,948,896)
	24,185,790	26,299,731
	$25,721,698	$27,436,357

Going concern (note 1)
Contingency and contractual obligations (notes 18 and 20)
Subsequent events (note 20)

Approved by the Board:

/s/ George T. Stapleton	/s/ F. George Orr
George T. Stapleton II, Chief Executive Officer, Director and Chairman of the Board	F. George Orr, Director and Chairman of the Audit Committee

See accompanying notes to consolidated financial statements.

MegaWest Energy Corp. (an exploration stage company)
Consolidated Statements of Operations, Comprehensive Loss and Deficit
(in Canadian dollars)

	Years ended April 30
	2010	2009	2008	From Exploration Stage Inception on November 1, 2006 through April 30, 2010

Interest income	$6,541	$154,680	$712,763	$1,137,109
Expenses
Impairment of oil and gas assets (note 2)	1,194,559	34,260,109	5,891,223	41,345,891
General and administrative (note 11)	3,408,928	4,719,210	5,973,395	19,568,108
Financing costs (note 7)	-	-	2,466,000	2,466,000
Loss on marketable securities (note 14)	-	-	2,094,000	2,094,000
Foreign exchange loss (gain)	105,976	(1,800,058)	1,935,473	1,790,231
Interest and accretion on promissory notes	-	24,036	175,743	271,049
Depreciation and accretion	209,557	146,320	79,952	448,202
	4,919,020	37,349,617	18,615,786	67,983,481

Net loss and comprehensive loss for the year	(4,912,479)	(37,194,937)	(17,903,023)	(66,846,372)

Accumulated deficit, beginning of year	(79,511,529)	(42,316,592)	(18,807,204)	-
Dividends declared (note 6(b))	(222,836)	-	-	(222,836)
Deficit adjustment on related party acquisitions (note 2(a))	-	-	(5,848,405)	(17,257,043)
Adoption of new accounting standard	-	-	242,040	242,040
Accumulated deficit, end of year	$(84,646,844)	$(79,511,529)	$(42,316,592)	$(84,084,211)

Net loss per share
Basic and diluted (note 10)	$(0.04)	$(0.29)	$(0.23)

Weighted average shares outstanding
Basic and diluted	133,255,445	130,358,921	79,413,793

See accompanying notes to consolidated financial statements.

MegaWest Energy Corp. (an exploration stage company)
Consolidated Statements of Accumulated Other Comprehensive Loss
(in Canadian dollars)

	Years ended April 30
	2010	2009	2008
Accumulated other comprehensive loss, beginning of year	$-	$-	$-
Adoption of new accounting standard	-	-	242,040
Marketable securities write-down	-	-	(242,040)

Accumulated other comprehensive loss, end of year	$-	$-	$-

See accompanying notes to consolidated financial statements.

MegaWest Energy Corp. (an exploration stage company)
Consolidated Statements of Cash Flows
(in Canadian dollars)

	Years ended April 30			From Exploration Stage Inception on November 1, 2006 through
	2010	2009	2008	April 30, 2010
Operating activities
Net loss	$(4,912,479)	$(37,194,937)	$(17,903,023)	$(66,846,732)
Items not involving cash
Impairment of oil and gas assets	1,194,559	34,260,109	5,891,223	41,345,891
Stock-based compensation	481,459	701,343	1,905,880	6,987,830
Unrealized foreign exchange loss (gain)	(80,658)	(1,559,426)	1,875,923	1,842,156
Interest and accretion on promissory notes	-	24,036	175,743	271,049
Depreciation and accretion	209,557	146,320	79,952	448,202
Loss on marketable securities	-	-	2,094,000	2,094,000
Financing costs	-	-	2,466,000	2,466,000
Change in non-cash working capital	418,501	(482,516)	(295,445)	469,895
	(2,689,061)	(4,105,071)	(3,709,747)	(10,921,709)
Financing activities
Proceeds from issuance of preferred shares, warrants and options	2,298,290	-	-	2,298,290
Proceeds from issuance of common shares	-	14,839,887	-	53,141,108
Proceeds from exercise of stock options and warrants	-	127,485	321,388	507,373
Notes payable	-	-	-	(40,000)
	2,298,290	14,967,372	321,388	55,906,771
Investing activities
Expenditures on oil and gas assets, net of pre commercial oil sales	(3,529,078)	(15,815,046)	(17,505,081)	(37,213,174)
Expenditures on administrative assets	(7,763)	(42,205)	(241,326)	(422,408)
Disposition of oil and gas assets	2,553,400	-	-	2,553,400
Acquisitions, net of cash acquired	-	-	(347,429)	(4,591,789)
Long-term accounts receivable	(312,495)	-	-	(312,495)
Marketable securities	-	-	-	(1,851,960)
Change in restricted cash and reclamation deposit	59,765	191,072	(116,715)	(207,128)
Change in non-cash working capital related to oil and gas assets	10,548	(215,122)	(396,788)	(601,363)
	(1,225,623)	(15,881,301)	(18,607,339)	(42,646,917)

Change in cash and cash equivalents	(1,616,394)	(5,019,000)	(21,995,698)	2,338,145
Exchange rate fluctuations on cash and cash equivalents	2,218	1,625,631	(2,173,326)	(2,193,576)
Cash and cash equivalents, beginning of year	1,766,558	5,159,927	29,328,951	7,813
Cash and cash equivalents, end of year	$152,382	$1,766,558	$5,159,927	$152,382

See accompanying notes to consolidated financial statements.

MegaWest Energy Corp. (an exploration stage company)
Notes to the Consolidated Financial Statements
For the years ended April 30, 2010, 2009, and 2008
(in Canadian dollars unless otherwise indicated)

MegaWest Energy Corp. ("MegaWest") was incorporated on February 8, 2000 under the Company Act in the province of British Columbia, Canada as Brockton Capital Corp.  On February 27, 2007 the Company changed its name to MegaWest Energy Corp. and on February 12, 2008 it was continued in the province of Alberta, where it is currently registered under the Business Corporations Act (Alberta).

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

MegaWest is an exploration stage company that is developing heavy oil properties in the United States.  MegaWest has been in the exploration stage since November 2006 and its activities have included analysis and evaluation of technical data, preparation of geological models, exploration drilling, conceptual engineering, construction and operation of thermal demonstration projects, and securing capital to fund operations.  In December 2008, the Company suspended all its capital projects, including operations at two Missouri heavy oil projects, pending a recovery in oil prices and financing.  With funds from the US $2.0 million sale of a 10% working interest in its Deerfield Missouri property and a US $2.2 million preferred share financing, MegaWest re-started its Missouri oil projects in September 2009.  At April 30, 2010 MegaWest had a working capital deficiency of $213,025.  On July 30, 2010, the Company raised US $2.5 million in a financing with a group of its existing shareholders (see note 20 (b)). The Company is using its available cash primarily for development activities on its Missouri oil projects and is currently in a position where it expects that it will need to raise additional funds by means of additional equity issuances, debt financing or selling of working interests in order to continue these development activities.

While the outcome of the development activities and additional fund raising efforts cannot be determined at this time, these financial statements are prepared on the basis of a going concern. The going concern basis of presentation assumes the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.  While there is significant uncertainty about the ability of the Company to continue to use the going concern assumption, these financial statements do not include any adjustments to the amounts and classification of assets and liabilities that may be necessary should the Company be unable to secure additional funding and attain profitable operations.

These financial statements have been prepared using Canadian generally accepted accounting principles ("GAAP").

(b)	Principles of Consolidation:

These financial statements include the accounts of MegaWest and its wholly-owned subsidiary, MegaWest Energy USA Corp. and its wholly owned subsidiaries:

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

Significant estimates used in the preparation of these financial statements include estimates of oil and gas reserves and resources and the estimated value of the unproved properties, preferred share conversion and warrant valuation, stock-based compensation and asset retirement obligations.

MegaWest Energy Corp. (an exploration stage company)
Notes to the Consolidated Financial Statements
For the years ended April 30, 2010, 2009, and 2008
(in Canadian dollars unless otherwise indicated)

(d)	Cash and Cash Equivalents:

Cash and cash equivalents consist of highly liquid investments with terms to maturity, at the date of acquisition, not exceeding 90 days.

(e)	Oil and Gas Operations:

The Company follows the full cost method of accounting for oil and gas operations whereby all costs related to exploration and development of oil and gas reserves are capitalized.  Such costs are capitalized on a country-by-country basis.  To date there is one cost centre, the United States.

These capitalized costs will be depleted using the unit-of-production method based on estimated gross proved oil and gas reserves as determined by independent reservoir engineers.  Oil and gas reserves and production will be converted into equivalent units based upon relative energy content.

Costs of acquiring and evaluating unproved properties are initially excluded from the depletion calculations.  Properties are considered unproved until they have established commercial production for a sustained period of time.  The unevaluated properties are assessed periodically to ascertain whether impairment has occurred.  The assessment includes consideration of the following factors: land relinquishment; intent to drill; remaining lease term; geological and geophysical evaluations; drilling results and activity; assessment of proved reserves; and the economic viability of development if reserves are assigned.  When proved reserves are assigned or the property is impaired, the associated costs are added to the costs subject to depletion calculations.

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

(f)	Administrative Assets:

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

(h)	Foreign Currency Translation:

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

MegaWest Energy Corp. (an exploration stage company)
Notes to the Consolidated Financial Statements
For the years ended April 30, 2010, 2009, and 2008
(in Canadian dollars unless otherwise indicated)

(i)	Oil and Gas Revenue:

After an oil and gas project becomes commercial, sales of crude oil and natural gas will be recognized in the period in which the product is delivered to the customer.  Oil and gas revenue represents the Company's share and is recorded net of royalty payments to governments and other mineral interest owners.

(j)	Stock-Based Compensation:

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

(k)	Income Taxes:

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

(l)	Per Share Amounts:

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

(m)	Financial Instruments:

All financial instruments, including derivatives, are to be recognized on the balance sheet initially at fair value. Subsequent measurement of all financial assets and liabilities except those held-for-trading and available for sale are measured at amortized cost determined using the effective interest rate method. Held-for-trading financial assets are measured at fair value with changes in fair value recognized in earnings. Available-for-sale financial assets are measured at fair value with changes in fair value recognized in comprehensive income and reclassified to earnings when derecognized or impaired.

The Company has classified its financial assets and liabilities as follows:

Held-for-trading	Loans and receivables	Other liabilities
Cash and cash equivalents	Accounts receivable	Accounts payable and accrued liabilities
Restricted cash	Long-term receivable

At each balance sheet date, the Company will assess financial assets for impairment with any impairment recorded in the consolidated statement of operations.

(n)	Comprehensive Income (Loss)

MegaWest Energy Corp. (an exploration stage company)
Notes to the Consolidated Financial Statements
For the years ended April 30, 2010, 2009, and 2008
(in Canadian dollars unless otherwise indicated)

Comprehensive income (loss) is the change in shareholders’ equity during a period from transactions and other events and circumstances from non-owner sources and includes unrealized gains and losses on financial assets classified as available-for-sale.  The Company has reported a consolidated statement of comprehensive loss combined with the consolidated statement of operations.  Net loss equals comprehensive loss for all years presented.

(o)	New Canadian GAAP Accounting Standards:

On May 1, 2009, MegaWest adopted the following new accounting standards from the Canadian institute of Chartered Accountants ("CICA").  Prior periods have not been restated.  The adoption of these policies had no impact on the Company’s financial position or results of operations; however, the new standards did result in new disclosures.

•
Section 3064 Goodwill and Intangible Assets which replaced the previous goodwill and intangible asset standard and revised the requirement for recognition, measurement, presentation and disclosure of intangible assets.

•
EIC-173 Credit Risk and the Fair Value of Financial Assets and Financial Liabilities which clarified that an entity must consider its own risk and the credit risk of the counterparty when measuring the fair value of derivative instruments.

•
Amendments to Section 3855 Financial Instruments - Recognition and Measurement. The changes bring greater consistency between Canadian GAAP, International Financial Reporting Standards (“IFRS”) and US GAAP regarding the timing of impairment recognition for debt instruments. The amendments allow more debt instruments to be classified as loans and receivables. In addition, the amendments require reversal of previously recognized impairment losses on available-for-sale financial assets in specified circumstances and require that loans and receivables that an entity intends to sell immediately or in the near term be classified as held for trading.

•
Amendments to Section 3862 Financial Instruments - Disclosures.  The amendments required improved and consistent disclosures about fair value measurements of financial instruments and liquidity risk. The amendments applied to annual financial statements relating to fiscal years ending after September 30, 2009.

(p)	Pending Canadian GAAP Accounting Standards:

The Company is currently assessing the impact of these following new standards on its consolidated financial statements:

•	Business Combinations and Non-controlling Interests

In January 2009, the Accounting Standards Board (“AcSB”) issued Section 1582 Business Combinations, Section 1601 Consolidations and Section 1602 Non-controlling Interests.  Section 1582 replaces Section 1581 Business Combinations and provides the Canadian equivalent to International Financial Reporting Standards (“IFRS”) 3 Business Combinations. Section 1601 and Section 1602 replaces Section 1600 Consolidated Financial Statements.  Section 1602 provides the Canadian equivalent to International Accounting Standard (“IAS”) 27 Consolidated and Separate Financial Statements, for non-controlling interests.  These standards are effective for the Company on May 1, 2011.

•	Equity

In August 2009, the AcSB issued amendments to Section 3251 Equity as a result of issuing Section 1602 Non-controlling Interests. The amendments require non-controlling interests to be recognized as a separate component of equity.  The amendments apply only to entities that have adopted Section 1602 and are not expected to have an impact on the Company’s financial statements.

•	IFRS

The AcSB has confirmed that accounting standards in Canada will converge with IFRS.  The Company will be required to adopt IFRS effective May 1, 2012 with a restatement of the comparative periods for fiscal 2011 including an opening balance sheet as at May 1, 2011.  While IFRS uses a conceptual framework similar to Canadian GAAP, there are significant differences in accounting policies and increased note disclosures which must be addressed.

MegaWest Energy Corp. (an exploration stage company)
Notes to the Consolidated Financial Statements
For the years ended April 30, 2010, 2009, and 2008
(in Canadian dollars unless otherwise indicated)

2.	Oil and Gas Assets:

All of the Company’s properties are unproven.  Accordingly, no provision for depletion expense has been made and all oil sales to date have been netted against project costs.  The following table summarizes the oil and gas assets by project:

Cost	Missouri (a)	Kentucky(b)	Montana (c)	Texas (d)	Kansas (e)	Other (f)	Total
Balance, April 30, 2008	$6,583,270	$21,740,461	$9,901,535	$300,000	$2,935,475	$775,574	$42,236,315
Additions	11,687,925	1,978,998	1,546,772	661,692	395,522	1,048,636	17,319,545
Impairment	-	(20,503,054)	(9,928,428)	(661,692)	(3,166,935)	-	(34,260,109)
Pre-commercial oil sales, net	(426,567)	-	-	-	(64,082)	-	(490,649)
Balance, April 30, 2009	17,844,628	3,216,405	1,519,879	300,000	99,980	1,824,210	24,805,102
Additions	4,904,323	50,237	16,390	-	-	4,462	4,975,412
Transfers and recoveries	41,080	-	-	(1,770)	(3,868)	(41,080)	(5,638)
Disposition (notes 2 (a) & (f))	(2,163,400)	-	-	-	-	(390,000)	(2,553,400)
Impairment	-	-	(839,186)	(298,230)	-	(57,143)	(1,194,559)
Pre-commercial oil sales, net	(1,634,721)	-	-	-	-	-	(1,634,721)
Balance, April 30, 2010	$18,991,910	$3,266,642	$697,083	$-	$96,112	$1,340,449	$24,392,196

During fiscal 2010, the Company capitalized $169,409 (2009 - $1,193,402) of general and administrative costs and $18,789 (2009 - $350,841) of stock-based compensation costs, which have been included as part of the projects additions.

In conjunction with a preferred share financing (see note 6(b)), Mega Partners 1, LLC (“MP1”) obtained certain rights to acquire additional property interests as follows:

•
For a period which is the latter of either the Series A or B Preferred Shares (or the underlying investment rights to buy Series B Preferred Shares) being outstanding or August 28, 2011, MP1 has the option to acquire up to a 20% proportionate interest in any of the Company’s properties outside of the Deerfield Area by paying a proportionate 133% of the Company’s costs-to-date in respect of such property.

•
For a period which is the latter of either the Series A or B Preferred Shares (or the underlying investment rights to buy Series B Preferred Shares) being outstanding or August 28, 2011, MP1 has the option to participate with the Company in any future oil and gas property acquisitions for a proportionate 20% share of any such acquisition.

(a)	Missouri

At April 30, 2010, the Company had an average 96% working interest in approximately 38,119 unproved net mineral acres of oil and gas leases (36,588 company net acres).  Costs incurred relate to lease acquisition, geological and geophysical activities, exploration and delineation drilling and facilities for the Marmaton River and Grassy Creek projects.

The Missouri projects have operated in a pre-commercial stage.  During the year ended April 30, 2010, $1,634,721 of oil sales, net of royalties, have been recorded against the costs (cumulative to April 30, 2010 - $2,061,288).

On August 28, 2009, the Company sold a 10% working interest in its Deerfield Missouri project for $2,163,400 (US $2,000,000) to MP1.  MP1 has the option to acquire up to an additional 10% interest in future projects within the Deerfield Area, on a project by project basis, by paying up to a US $300,000 equalization payment per project and thereafter its proportionate share of all future development and operating costs in respect of such project, including a proportionate share of facility adjustment costs.

Effective July 1, 2010, and in conjunction with a senior and junior secured note financing, closing date of July 30, 2010, (see note 20), MegaWest reacquired a 10% working interest in the Company’s Marmaton River and Grassy Creek heavy oil projects in exchange for a 2.75% gross overriding royalty interest on the projects. Following this acquisition, MegaWest has a 100% working interest in both projects.

MegaWest Energy Corp. (an exploration stage company)
Notes to the Consolidated Financial Statements
For the years ended April 30, 2010, 2009, and 2008
(in Canadian dollars unless otherwise indicated)

(b)	Kentucky

Pursuant to an amending agreement effective March 1, 2009, the Company reduced its working interest in the shallow rights from 62.5% to 37.5%, transferred operatorship of the leases and prepaid the next 24 months lease rentals in exchange for extinguishment of a US $10.1 million work commitment.

As a result of this amending agreement the Company has a 37.5% working interest in certain oil and gas leases totaling approximately 29,147 unproved net mineral acres (10,930 company net acres).

During the year ended April 30, 2010, the Company recorded an impairment charge of $nil on the Kentucky property of (2009 - $20,503,054).  At April 30, 2010, the remaining costs of $3,266,642 (2009 - $3,216,405) represent the Company’s estimate of the fair value of the leases as determined by lease sales in the areas where the Company’s lands are held.

(c)	Montana

The Montana leases include an average 55.3% working interest in 15,688 unproved net mineral acres in Montana covering two prospects, Teton and Devils Basin.  The Loma acreage expired on its own terms in late 2009.

In July 2008 the Company issued 100,000 common shares valued at $42,378 for the acquisition of the Devils Basin leases.  The amounts assigned to common shares, warrants and incentive warrants were based on their fair values on the issue date. The fair value of common shares was based on the cash consideration received for the most recent private placements of shares occurring near July 2008.

During the year ended April 30, 2010 the Company recorded an impairment charge of $839,186 (2009 - $9,928,428) on the Montana project.  The impairment was recorded due to the expiry of leases and curtailment of plans to continue exploration on the lands in the near term because of the lack of capital available for this project.  The remaining costs represent the Company’s estimate of the fair value of the leases as determined by sales in the area for long term leases with farmout potential and related seismic value.

(d)	Texas

The Company is a working interest owner in the Trinity Sands Project covering 34,000 unproved net mineral acres in Texas.  The Company has an average 39.8% working interest in 29,516 unproved mineral net acres (11,751 company net acres) in Texas comprised of a 50% working interest in 17,489 net mineral acres and 25% working interest in the remaining 12,027 net mineral acres.

Costs accumulated on the project relate to land acquisition, geological and geophysical activities and exploration drilling.  During the year ended April 30, 2010, the Company recorded an impairment charge of $298,230 (2009 - $661,692; 2008 - $5,891,223). The impairment was recorded as the Company has no plans to continue exploration on these lands.

(e)	Kansas

The Chetopa project consists of a 100% interest in two oil and gas leases covering 385 net mineral acres located two miles south of Chetopa, Kansas.

The project was suspended in fiscal 2009 due to lack of funds available and poor economics due to low oil prices and high natural gas prices and the Company recorded an impairment charge of $3,166,935.

During the year ended April 30, 2010, there was no activity on this project and the Company has no near term plans to proceed with this project.  The Company recorded an impairment charge against its costs on the Kansas property of $nil (2009 - $3,166,935; 2008 - $nil).  The remaining costs represent the estimated salvage value of the equipment.

(f)	Other

As at April 30, 2009 other costs consisted primarily of five used steam generators and related equipment.

During the year ended April 30, 2010 the Company sold certain steam generation equipment for cash proceeds of $390,000 and recognized $57,143 of impairment on an unserviceable steam generator.

MegaWest Energy Corp. (an exploration stage company)
Notes to the Consolidated Financial Statements
For the years ended April 30, 2010, 2009, and 2008
(in Canadian dollars unless otherwise indicated)

3.	Administrative Assets:

Administrative assets consist of office equipment, furniture and leasehold improvements.

	Cost	Accumulated Depreciation	Net book Value
Balance, April 30, 2008	$372,439	$69,282	$303,157
Additions	42,205	109,332	(67,127)
Balance, April 30, 2009	414,644	178,614	236,030
Additions	7,763	162,563	(154,800)
Impairment	(144,280)	(144,280)	-
Balance, April 30, 2010	$278,127	$196,897	$81,230

The impairment represents the cost of leasehold improvements, office furniture and fixtures that were not retained when the Company moved out of its office space after the space was damaged as a result of flooding in January 2010 (see note 18(b)).

4.	Long-term Receivable:

The $312,495 long-term receivable is related to capital and operating costs owing from a working interest partner on the Company’s Marmaton River and Grassy Creek projects in Missouri. The partner had a 10% working interest in the projects. Subsequent to year end, the Company and the working interest partner entered into an arrangement whereby the Company acquired the partner’s 10% working interest in the projects in exchange for a 2.75% gross overriding royalty interest effective July 1, 2010 . Under this arrangement, the Company will recover the balance owing from 50% of the gross overriding royalty payments to the partner. During the time the receivable is outstanding, the Company will receive interest on the outstanding balance at the U.S bank prime rate plus 3%.

5.	Asset Retirement Obligations:

The total future asset retirement obligation was estimated based on the Company’s ownership interest in its oil and gas assets and all related wells and facilities, the estimated costs to abandon and reclaim the wells and facilities and the estimated timing of such payments.  The present value of this obligation has been projected using estimates of the future costs denominated in U.S. dollars.  The Company estimated the present value of its asset retirement obligations at April 30, 2010 based on a future undiscounted liability of $1,139,347 (US $1,121,625) (2009 - $1,375,150; US $1,136,000).  These costs are expected to be incurred within one to fifteen years.  A credit-adjusted risk-free discount rate of 10% and an inflation rate of 2% were used to calculate the present value.

Changes to the asset retirement obligation were as follows:

Balance, April 30, 2008	$295,009
Liabilities incurred during the year	620,631
Accretion	36,988
Change in foreign exchange rate	71,335
Balance, April 30, 2009	1,023,963
Disposition	(34,631)
Revisions	(178,183)
Accretion	46,994
Change in foreign exchange rate	(78,440)
Balance, April 30, 2010	779,703
Current portion for cash flows expected to be incurred within one year	(249,550)
Long-term portion	$530,153

As at April 30, 2010, the Company has $143,047 (2009 - $170,555) of cash deposits with authorities to secure certain abandonment liabilities in Missouri.

MegaWest Energy Corp. (an exploration stage company)
Notes to the Consolidated Financial Statements
For the years ended April 30, 2010, 2009, and 2008
(in Canadian dollars unless otherwise indicated)

6.	Share Capital:

The authorized capital of the Company consists of unlimited common shares without par value and 100,000,000 preferred shares without par value.

(a)	Issued common shares:
	Number of Common Shares	Amount
Outstanding, April 30, 2008	95,131,666	$63,849,504
Shares issued on private placement (i)	26,750,000	15,907,637
Share issue costs related to private placement (i)	-	(1,067,750)
Shares issued for services (ii)	2,065,000	1,060,614
Shares issued on conversion of promissory notes (iii)	7,412,559	2,003,541
Shares issued for Montana Devils Basin property (note 2 (c))	100,000	42,378
Shares issued on exercise of 1,900,000 warrants, including $1,674,018 transferred from warrants (iv)	1,785,247	1,801,503
Outstanding, April 30, 2009	133,244,472	83,597,427
Shares issued for services (v)	45,000	8,048
Outstanding, April 30, 2010	133,289,472	$83,605,475

(i)	On May 15, 2008, MegaWest closed a private placement financing whereby 26,750,000 common shares were issued for gross proceeds of $15,907,637 (US $16,050,000).

(ii)
During fiscal 2009 the Company issued 740,000 shares at a fair value of $254,614 as compensation for consulting services and 1,325,000 shares to employees for performance bonuses issued at a fair market value of $806,000.  The performance bonuses were accrued at April 30, 2008.

(iii)
On June 20, 2008 the promissory notes and accrued interest were converted into 7,412,559 common shares.  On conversion, the liability and equity portions of the promissory notes totaling $2,003,541 were transferred to share capital.

(iv)
During fiscal 2009 the Company also issued 585,247 common shares on the cashless exercise of 700,000 incentive warrants and 1,200,000 common shares on the cash exercise of incentive warrants, See note 7.

(v)	During fiscal 2010 the Company issued 45,000 shares at a fair value of $8,048 as compensation for consulting services.

(b)	Preferred A Shares, Preferred A Warrants and Preferred B Options:

	Preferred A Shares		Preferred A Warrants		Preferred B Option		Total
	Number	Amount	Number	Amount	Number	Amount	Amount
Outstanding, April 30, 2009	-	$-	-	$-	-	$-	$-
Issued	22,000	1,879,740	15,400,000	350,000	-	150,000	2,379,740
Issue costs	-	(81,450)	-	-	-	-	(81,450)
Dividend payable	-	222,836	-	-	-	-	222,836
Outstanding, April 30, 2010	22,000	$2,021,126	15,400,000	$350,000	-	$150,000	$2,521,126

MegaWest Energy Corp. (an exploration stage company)
Notes to the Consolidated Financial Statements
For the years ended April 30, 2010, 2009, and 2008
(in Canadian dollars unless otherwise indicated)

Preferred A Shares

On August 28, 2009, the Company issued 22,000 Series A convertible preferred shares (the “Preferred A Shares”), with a stated value of US $100 per preferred share for gross proceeds of $2,379,740 (US $2,200,000).

The Preferred A Shares carry a cumulative quarterly dividend at 5% payable in cash or, at the Company’s discretion, at 7.5% payable in additional Preferred A Shares. The Company declared a dividend as at April 30, 2010 amounting to $222,836 (US $ 221,507). The dividend was calculated at a 15% rate pursuant to the Preferred Share Subscription Agreement because the Company was in default on paying dividends as they came due on a quarterly basis.

The Preferred A Shares are convertible at their stated value into common shares at US $0.07 per common share. After August 28, 2010, the Company had the option to force the conversion of the Preferred A Shares under certain circumstances.   However, on July 30, 2010, the Company exchanged all Preferred A Shares and accumulated dividends for Junior Notes (see note 20 (b)).

Preferred A Warrants

In conjunction with the Preferred A Shares issuance, the Company issued 15,400,000 warrants (the “Preferred A Warrants”) to the Series A investors. Each Preferred A Warrant allows the holder to purchase a common share at US $0.25 per share until August 28, 2014.  After May 28, 2010 a cashless conversion option is provided only with respect to Preferred A Warrant shares not included for unrestricted public resale in an effective registration statement on the date notice of exercise is given to the Company.  A binominal pricing method was used to determine the value of the Preferred A Warrants and options using the following assumptions: expected volatility of 130%, risk-free interest rate of 2.6%.  All of the Preferred A Warrants are outstanding as at April 30, 2010.

The exchange of Preferred A Shares for Junior Notes (see note 20 (b)) had no impact on the Preferred A Warrants.

Preferred B Option

Preferred A Share shareholders have an option (the “Preferred B Option”) to purchase up to 20,000 Series B convertible preferred shares for a stated value of $100 each until twelve months following the first occasion upon which the Company produces 3,000 barrels over a 30 day period (100 barrels per day average) from the Deerfield area, on similar terms to the Preferred A Shares except the conversion price is US $0.10 per common share. On November 25, 2009, the Company served notice under the option agreement that it had produced and sold 3,000 barrels over the prior 30 day period. Accordingly, the Preferred A Share shareholders have until November 24, 2010 to exercise their option to purchase Series B convertible preferred shares.

The valuation ascribed to the Preferred B Option has been determined using the Binomial Method with a volatility of 130% and a risk free rate of 2.6%.

After 12 months from the date of issue, the Company may force the conversion of the Series B preferred shares provided: i) production from the Deerfield area is 30,000 barrels of oil in a 30 day period; ii) the common shares have traded at or above US $0.35 per share for the preceding 20 consecutive trading days; and iii) the daily average dollar trading volume has been in excess of US $150,000 per day for the same 20 day period. Should Series B preferred shares having stated value of not less than US $1.8 million be issued, the holders of such shares will have the right to nominate one director to the board of directors of the Company.  As at April 30, 2010 conditions for forced conversion have not been met.

In conjunction with the Series B preferred share issuance, the Company will issue up to 10,000,000 warrants. Each warrant allows the holder to purchase a common share at US $0.35 per share for a period of five years from issuance. After nine months from the date of issuance, a cashless conversion option is provided only with respect to warrant shares not included for unrestricted public resale in an effective registration statement on the date notice of exercise is given to the Company.

The exchange of Preferred A Shares for Junior Notes (see note 20 (b)) had no impact on the Preferred B Option except for the extension of the Preferred B Option expiry date to May 24, 2011.

7.	Common Share Purchase Warrants:

Each of the Company’s common share purchase warrants entitles the holder to acquire one common share. The following table summarizes the changes in warrants during the years ended April 30, 2009 and 2010:

MegaWest Energy Corp. (an exploration stage company)
Notes to the Consolidated Financial Statements
For the years ended April 30, 2010, 2009, and 2008
(in Canadian dollars unless otherwise indicated)

	Number of Warrants	Amount
Outstanding, April 30, 2008	37,507,623	$19,935,537
Incentive warrants exercised, transfer to share capital (i)	(1,900,000)	(1,674,018)
Expiry of January 2007 private placement warrants (ii)	(4,302,500)	(895,906)
Expiry of March 2007 private placement warrants (ii)	(14,380,123)	(5,344,094)
Expiry of incentive warrants (i)	(10,675,000)	(10,375,012)
Expiry of consulting warrants (iii)	(6,000,000)	(1,600,800)
Expiry of warrants issued on Montana acquisition (note 2 (c))	(250,000)	(45,707)
Outstanding, April 30, 2009 and 2010	-	$-

(i)	During fiscal 2009, 1,900,000 incentive warrants were exercised.

(ii)
Private placement warrants were issued in conjunction with the private placements completed in January and March 2007.  The warrants were to expire on January 5 and March 1, 2008, respectively. On December 14, 2007, the Company extended the term of these warrants to July 5 and August 28, 2008, respectively and as a result, recorded a financing cost in the amount of $2,466,000.  The estimated incremental fair value of the warrant extension was determined using the Black-Scholes option pricing model.  On July 5, 2008, 4,302,500 private placement warrants expired unexercised and $895,906 was transferred from warrants to contributed surplus.  On August 28, 2008, 14,380,123 private placement warrants expired unexercised and $5,344,094 was transferred from warrants to contributed surplus.

(iii)
Consulting warrants were issued to various investor relations and other contractors.  The consulting warrants had an exercise price of $0.50 per share, vested on grant date, expired on January 5, 2009 and had a cashless exercise feature.  The consulting warrants expired unexercised and $1,600,800 was transferred from warrants to contributed surplus.

8.	Contributed Surplus:

The following table summarizes the changes in contributed surplus during the years ended April 30, 2009 and 2010:

Balance, April 30, 2008	$3,154,744
Stock-based compensation expense	797,570
Transfer from warrants on expiry of 4,302,500 warrants	895,906
Transfer from warrants on expiry of 14,380,123 warrants	5,344,094
Transfer from incentive warrants on expiry of 10,675,000 warrants	10,375,012
Transfer from consulting warrants on expiry of 6,000,000 warrants	1,600,800
Transfer from Montana acquisition warrants on expiry of 250,000 warrants	45,707
Balance, April 30, 2009	22,213,833
Stock-based compensation expense	492,200
Balance, April 30, 2010	$22,706,033

9.	Stock Options:

MegaWest has two stock option plans, one intended for Canadian employees (the “2004 plan”) and one for U.S. employees (the “2007 plan”).  The number of shares reserved for issuance in aggregate under both plans was limited to 20% of the issued and outstanding common shares of MegaWest.  The exercise price, term and vesting schedule of stock options granted are set by the board of directors at the time of grant.  Stock options granted under the plans can be exercised on a cashless basis, whereby the employee receives a lesser amount of shares in lieu of paying the exercise price based on the quoted market price of the shares on the exercise date.

MegaWest Energy Corp. (an exploration stage company)
Notes to the Consolidated Financial Statements
For the years ended April 30, 2010, 2009, and 2008
(in Canadian dollars unless otherwise indicated)

The following table summarizes the changes in stock options:

	Number of	Weighted Avg.
	Options	Exercise Price
Outstanding, April 30, 2008	9,650,000	$	US 0.81
Granted	6,473,000		0.27
Forfeited	(4,101,000)		0.53
Cancelled	(4,543,500)		0.89
Outstanding, April 30, 2009	7,478,500	$	US 0.41
Granted	4,132,000		0.14
Forfeited	(912,500)		0.49
Outstanding, April 30, 2010	10,698,000	$	US 0.30

On June 5, 2008, the Company’s board of directors amended and restated the stock option plans to allow the issue of other equity instruments, including stock appreciation rights.  The amended incentive plans specify that the number of common shares reserved for issuance under the plans is 10% of the issued and outstanding common shares and to date, only stock options remain outstanding under the option plans.

On November 4, 2008, MegaWest cancelled 4,543,500 outstanding stock options held by employees and consultants that had a weighted average exercise price of US $0.89 per share and reissued 4,093,500 new stock options to the employees with an exercise price of US $0.15 per share The modification resulted in an incremental fair value of $180,760, which will be expensed over the modified vesting period.

During fiscal 2009, the departure of certain employees of the Company resulted in the forfeiture of 4,101,000 options and the reversal of $293,751 of stock based compensation relating to the unvested portion of the forfeited stock options.

During fiscal 2010, the Company granted 4,132,000 stock options to certain employees, consultants and directors with a three year term at exercise prices ranging from US $0.10 to US $0.18 per share.  The departure of certain employees and the resignation of a director resulted in the forfeiture of 912,500 stock options and the reversal of $29,344 of stock-based compensation relating to the unvested portion of the forfeited stock options.

For the year ended April 30, 2010, the Company recognized $492,200 (2009 - $797,570; 2008 - $1,065,860) of stock-based compensation related to stock options with a corresponding increase in contributed surplus.

The following table summarizes information about the options outstanding and exercisable at April 30, 2010:

	Options Outstanding			Options Exercisable
Exercise Price	Options	Weighted Avg. Remaining Life	Weighted Avg. Exercise Price	Options	Weighted Avg. Exercise Price
US $0.10 - $0.18	6,611,500	2.2 years	US $0.14	1,639,750	US $0.13
US $0.45 - $0.62	3,586,500	0.9 years	US $0.49	3,336,500	US $0.50
US $1.00	500,000	1.8 years	US $1.00	500,000	US $1.00
	10,698,000	1.7 years	US $0.30	5,476,250	US $0.43

MegaWest Energy Corp. (an exploration stage company)
Notes to the Consolidated Financial Statements
For the years ended April 30, 2010, 2009, and 2008
(in Canadian dollars unless otherwise indicated)

The fair value of stock options granted was determined using the Black-Scholes option pricing model with the following assumptions:

	2010	2009	2008
Average fair value of options granted, per option	$ 0.16	$ 0.42	$ 0.37
Expected volatility	214%	83%	80%
Risk-free interest rate	2.6%	4.0%	4.6%
Expected lives	3 years	4 years	4 years
Forfeiture	12%	20%	20%

10.	Per Share Amounts:

There is no change between the basic and diluted per share amounts as the effects of Preferred A Shares, Preferred A Warrants and the Preferred B Option as well as stock options and common share purchase warrants are anti-dilutive.

11.	General and Administrative Expenses:

General and administrative expenses for the years ended April 30, 2010, 2009, 2008 and from exploration stage inception on November 1, 2006 to April 30, 2010 are as follows:
	2010	2009	2008	From Exploration Stage Inception on November 1, 2006 through April 30, 2010
Stock-based compensation:
Stock options	$492,200	$797,570	$1,065,860	$4,219,078
Shares issued for services	8,048	254,614	1,200,900	1,898,462
Consulting warrants	-	-	-	1,600,800
Less: capitalized portion	(18,789)	(350,841)	(360,880)	(730,510)
	481,459	701,343	1,905,880	6,987,830

Salaries and benefits	1,498,440	2,947,852	2,703,669	8,321,846
Professional fees	488,512	502,712	720,248	1,940,583
Investor relations	47,564	216,142	627,091	990,894
Office and administration	1,007,298	1,300,594	936,734	3,460,579
Information technology	55,064	243,969	141,126	467,260
Less: capitalized portion	(169,409)	(1,193,402)	(1,061,353)	(2,600,764)
	2,927,469	4,017,867	4,067,515	12,580,278
	$3,408,928	$4,719,210	$5,973,395	$19,568,108

MegaWest Energy Corp. (an exploration stage company)
Notes to the Consolidated Financial Statements
For the years ended April 30, 2010, 2009, and 2008
(in Canadian dollars unless otherwise indicated)

12.	Income Taxes:

Income tax recoveries differ from the amount that would be computed by applying the Canadian federal and provincial statutory income tax rates to the loss for the year as follows:

	2010	2009	2008
Loss for the year	$(4,912,479)	$(37,194,937)	$(17,903,023)
Statutory tax rate	28.0%	29.0%	32.7%
Expected income tax recovery	(1,375,494)	(10,786,532)	(5,854,289)
Increase (decrease) resulting from:
Non-deductible stock-based compensation	134,809	203,389	623,223
Non-deductible financing cost	-	-	806,382
Other non-deductible expenses	17,817	17,682	129,904
Effect of changes in tax rates	76,944	(2,069,063)	983,980
Effect of U.S. operations	345,369	(2,735,309)	-
Change in valuation allowance	800,555	15,369,833	3,310,800
	$-	$-	$-

The components of the April 30 net future income tax asset (liability), after applying corporate income tax rates, are as follows:

	2010	2009	2008
Net future income tax asset:
Oil and gas and administrative assets	$18,329,238	$16,558,712	$4,595,400
Operating losses	18,736,726	16,133,710	1,493,000
Share issue costs	215,102	87,354	363,000
Unrealized loss on marketable securities	523,500	554,910	554,900
Unrealized foreign exchange (gain) loss	(870,480)	459,885	936,900
	36,934,086	33,794,571	7,943,200
Less: valuation allowance	(36,934,086)	(33,794,571)	(7,943,200)
	$-	$-	$-

The Company has accumulated operating losses which expire over the following years:

2010	$60,100
2014	157,200
2015	74,800
Thereafter	57,014,800
Total	$57,306,900

MegaWest Energy Corp. (an exploration stage company)
Notes to the Consolidated Financial Statements
For the years ended April 30, 2010, 2009, and 2008
(in Canadian dollars unless otherwise indicated)

13.	Supplemental Cash Flow Information:
				From Exploration Stage Inception on November 1, 2006 through
	2010	2009	2008	April 30, 2010
Non-Cash investing activities
Common shares issued for properties	$-	$42,378	$5,987,225	$12,092,428
Exchange shares issued for properties	-	-	-	9,660,497
Warrants granted for properties	-	-	45,707	45,707
Incentive warrants vested on property acquisition	-	-	8,810,850	18,183,081
Capitalized stock-based compensation	18,789	350,841	360,880	730,510

Non-Cash financing activities
Common shares issued on debt settlement	-	-	-	165,700
Common shares issued on cashless exercise of options and warrants	-	1,690,107	6,421,337	8,146,444
Common shares issued for services	8,048	1,060,614	394,900	1,898,462
Common shares issued on conversion of exchange shares	-	-	9,556,567	9,556,567
Common shares issued on conversion of promissory notes	-	2,003,541	-	2,003,541
Cash interest paid (received)	(6,541)	(154,680)	712,763	(1,137,109)
Cash taxes paid	$-	$-	$-	$-

Components of cash, cash equivalents and restricted cash

	2010	2009
Cash and cash equivalents	$152,382	$1,766,558
Restricted cash	64,081	96,338
	$216,463	1,862,896

Total restricted cash of $64,081 (2009 - $96,338) consists of deposits made to secure a letter of credit and corporate credit cards.

14.	Loss on Marketable Security:

In January 2007, the Company acquired common shares of Energy Finders Inc., at the time representing approximately 9% of Energy Finders Inc. issued and outstanding share capital.  The Company wrote-off its investment of $2,094,000 in fiscal 2008.

15.	Related Party Transactions:

MegaWest Energy Corp. (an exploration stage company)
Notes to the Consolidated Financial Statements
For the years ended April 30, 2010, 2009, and 2008
(in Canadian dollars unless otherwise indicated)

All related party transactions were in the normal course of operations and measured at the exchange amount, which is the amount agreed upon by the transacting parties.  Except as disclosed elsewhere in these financial statements, the Company had the following related party transactions:

A director and the former Chief Financial Officer ("CFO") was affiliated with a private company that provided MegaWest with administrative services.  For the years ended April 30, 2010, 2009 and 2008, the Company paid $2,275, $13,145 and $211,474, respectively, for these services.

During the years ended April 30, 2010, 2009 and 2008, the Company paid $102,851, $116,416 and $nil, respectively, in professional fees to a law firm, where the Corporate Secretary of the Company is a partner.

16.	Financial Instruments:

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

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations.  As at April 30, 2010, the maximum credit exposure is the carrying amount of accounts receivable of $464,314 and the long-term receivable of $312,495 (2009 - accounts receivable $77,628).  The majority of the Company’s cash and cash equivalents are held in Canadian bank deposit accounts.  Accordingly, the Company views credit risk on cash and cash equivalents as minimal.

There is a risk that the long term receivable will not be realized if the Company’s Marmaton and Grassy properties do not produce any oil and thereby result in no gross overriding royalties from which the Company would recover the receivable (see note 20).

The Company did not provide for any doubtful accounts nor was it required to write-off any receivables during the years ended April 30, 2010 and 2009.  The Company would only choose to write-off a receivable balance (as opposed to providing an allowance) after all reasonable avenues of collection had been exhausted.

As at April 30, 2010, the Company considers its accounts receivable to be aged as follows:

Not past due	$416,314
Past due by more than 90 days	48,000
$464,314

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

The Company prepares operations and capital expenditure budgets which are regularly monitored and updated.  As well, the Company utilizes authorizations for expenditures on projects to manage capital expenditures.

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

MegaWest Energy Corp. (an exploration stage company)
Notes to the Consolidated Financial Statements
For the years ended April 30, 2010, 2009, and 2008
(in Canadian dollars unless otherwise indicated)

Foreign currency exchange rate risk

The Company is exposed to foreign currency fluctuations as it has cash, short-term deposits and accounts payable denominated in U.S. dollars.  In addition, a significant portion of the Company's operating activities are conducted in U.S. dollars.

A 1% change in foreign exchange rates between the US and Canadian dollars would have resulted in approximately $1,000 change in the net loss in 2010.There are no exchange rate contracts in place.

Interest rate risk

Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates.  Interest earned on cash and cash equivalents is at nominal rates and therefore, the Company does not consider interest rate risk to be significant.  The Company has no interest-bearing financial liabilities as at April 30, 2010. Interest rate risk on the long-term receivable is not considered significant.  There are no interest rate swaps or financial contracts in place.

Fair Value

The Company is required to classify fair value measurements using a hierarchy that reflects the significance of the inputs used in making the measurements.  The fair value hierarchy is as follows:

•	Level 1 - quoted prices in active markets for identical assets or liabilities;

•	Level 2 - inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly; and

•	Level 3 - inputs for the asset or liability that are not based on observable market data.

The level within which the financial asset or liability is classified is determined based on the lowest level of significant input to the fair value measurement. Cash and cash equivalents are valued at level 1.   At April 30, 2010, the Company does not hold any other financial instruments subject to valuation through the hierarchy.

At April 30, 2010, the fair value of the Company's financial instruments, including cash and cash equivalents, restricted cash, accounts receivable and accounts payable and accrued liabilities approximate their carrying values due to their short terms to maturity.

17.	Capital Management:

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

As at April 30	2010 (1)	2009
Current assets, excluding restricted cash	$728,649	$2,128,332
Current liabilities	1,005,755	112,663
Working capital (deficiency)	$(277,106)	$2,015,669

(1)  See note 20 for disclosure on $2.5 million financing completed subsequent to April 30, 2010

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

MegaWest Energy Corp. (an exploration stage company)
Notes to the Consolidated Financial Statements
For the years ended April 30, 2010, 2009, and 2008
(in Canadian dollars unless otherwise indicated)

18.	Contingency and Contractual Obligations:

(a)	Contingency:

In January 2010, the Company experienced a flood in its office premises as a result of a broken water pipe. There was significant damage to the premises rendering them unusable until remediation had been completed by the landlord. Pursuant to the lease contract, the Company has asserted that rent should be abated during the remediation process and accordingly, the Company has not paid rent since December 2009. During the remediation process, the Company engaged an independent environmental testing company to test for air quality and for the existence of other potentially hazardous conditions. The testing revealed the existence of potentially hazardous mould and the consultant provided specific written instructions for the effective remediation of the premises. During the remediation process, the landlord did not follow the consultant’s instructions and correct the potentially hazardous mould situation and subsequently in June 2010 gave notice and declared the premises to be ready for occupancy. The Company re-engaged the consultant to re-test the premises and the testing results again revealed the presence of potentially hazardous mould. The Company has determined that the premises are not fit for re-occupancy and considers the landlord to be in default of the lease and the lease terminated.

The landlord disputes the Company’s position and has given notice that it considers the Company to be in default of the lease for failure to re-occupy the premises.

In addition, the landlord has claimed that the Company owes monthly rent for the premises from January 2010 to June 30, 2010 in the amount of $234,098 and has claimed that, as a result of the alleged default, pursuant to the terms of the lease, the Company owes three months accelerated rent in the amount of $108,685. The landlord has also asserted that the Company would be liable for an amount up to the full lease obligation of $1,510,187 which otherwise would have been due as follows:

2011	$447,714
2012	447,714
2013	447,714
2014	167,674
Thereafter	-
Total	$1,510,817

To date, no legal action has been commenced by the landlord and the cost, if any, to the Company is not determinable. Accordingly, no amounts related to rent or the disputed lease obligation have been recorded in these financial statements.

(b)	Severance Obligations:

At April 30, 2010, pursuant to employment agreements with four senior officers, the Company is obligated to pay up to $838,000 under certain events around employment termination. On June 30, 2010, the President and Chief Executive Officer of the Company resigned, thereby reducing this obligation to $578,000.

MegaWest Energy Corp. (an exploration stage company)
Notes to the Consolidated Financial Statements
For the years ended April 30, 2010, 2009, and 2008
(in Canadian dollars unless otherwise indicated)

19.	Segmented Information:

MegaWest presently has one reportable business segment, that being oil and gas exploration and development. MegaWest’s corporate and administrative operations are carried on in Canada, while all of the oil and gas properties and operations are located in the United States.

	Year ended April 30, 2010
	Canada	USA	Consolidated
Interest income	$4,599	$1,942	$6,541
Expenses	3,730,829	1,188,191	4,919,020
Loss and comprehensive loss for the period	(3,726,230)	(1,186,249)	(4,912,479)
Oil and gas assets	1,340,449	23,051,747	24,392,196
Administrative assets	66,108	15,122	81,230
Oil and gas asset additions, net of pre-commercial sales	4,462	3,336,229	3,340,691
Oil and gas asset dispositions, transfers, and recoveries	(431,080)	(2,127,958)	(2,559,038)
Oil and gas asset impairment	(57,143)	(1,137,416)	(1,194,559)
Administrative asset additions , net	-	7,763	7,763

	Year ended April 30, 2009
	Canada	USA	Consolidated
Interest income	$135,630	$19,050	$154,680
Expenses	2,277,564	35,072,053	37,349,617
Loss and comprehensive loss for the period	(2,141,934)	(35,053,003)	(37,194,937)
Oil and gas assets	1,824,210	22,980,892	24,805,102
Administrative assets	224,890	11,140	236,030
Oil and gas asset additions, net of pre-commercial sales	1,048,636	15,780,260	16,828,896
Oil and gas asset impairment	-	(34,260,109)	(34,260,109)
Administrative asset additions	31,065	11,140	42,205

	Year ended April 30, 2008
	Canada	USA	Consolidated
Interest income	$712,763	$-	$712,763
Expenses	12,648,856	5,966,930	18,615,786
Loss and comprehensive loss for the period	(11,936,093)	(5,966,930)	(17,903,023)
Oil and gas assets	775,574	41,460,741	42,236,315
Administrative assets	303,157	-	303,157
Oil and gas asset additions, net of pre-commercial sales	767,081	26,604,102	27,371,183
Oil and gas asset impairment	-	(5,891,223)	(5,891,223)
Administrative asset additions	241,326	-	241,326

MegaWest Energy Corp. (an exploration stage company)
Notes to the Consolidated Financial Statements
For the years ended April 30, 2010, 2009, and 2008
(in Canadian dollars unless otherwise indicated)

20.	Subsequent Events:

Except as disclosed elsewhere in these financial statements the Company entered into the following transactions subsequent to April 30, 2010:

(a)	Natural Gas Purchase Line of Credit Agreement:

On April 29, 2010, the Company entered into a natural gas purchase line of credit agreement with a private lender for a line of credit for the sole purpose of buying natural gas to fuel the Company’s steam generators on its Marmaton River and Grassy Creek steam flood heavy oil projects.   The credit facility is available up to a maximum of US $1.0 million at an interest rate of 2% per month calculated on the average daily outstanding principal balance.  As security, the Company has signed a mortgage and a promissory note in the amount of $1.0 million granting security to the lender over certain properties owned by the Company in the State of Missouri.   The credit agreement can be terminated by the Company upon 30 days notice.

(b)	Senior and Junior Secured Convertible Notes:

On July 30, 2010, the Company closed a financing with a group of its existing shareholders for US $2.5 million of funding.  The transactions consist of the issuance of US $2.5 million in senior secured convertible notes, the conversion of the Company’s issued Preferred A Shares into junior secured convertible notes and the reacquisition by MegaWest of a 10% working interest in the  Marmaton River and Grassy Creek projects in exchange for a 2.75% overriding royalty interest on the same properties.

Features and terms of the financing are as follows:

Senior Secured Convertible Notes (the “Senior Notes”):

• Investment Amount: US $2,500,000

• Term: to January 30, 2012.

• Conversion Price: US $0.05 per common share

• Redemption: The Senior Notes are redeemable in cash at any time at the Company’s option or convertible into common shares at the Company’s option if the underlying shares are freely tradable and common shares of the Company trade at or above $0.25 per share for the previous 20 consecutive trading days and the daily average trading volume has been in excess of US $75,000 per day for the same period. In the event of redemption before the end of the term, there will be a 5% premium due on the investment amount. The Company will give 30 days notice of cash redemption at which time the Senior Note holders may elect to receive the redemption in common shares at the conversion price.

• Coupon: 8% cash or 12% in additional Senior Notes at the Company’s option until January 30, 2011; at the Senior Note holders option thereafter.  The coupon rate is quoted annually and payable quarterly.

• Seniority: The Senior Notes are senior secured obligations of the Company secured against Company’s oil and gas assets in the state of Missouri.

• Warrants: One warrant has been issued to the Senior Note holders for each $0.05 principal amount of the Senior Notes for a total of 50,000,000 warrants.  Warrants are exercisable at $0.05 per share until July 29, 2013.

Junior Secured Convertible Notes (the “Junior Notes”):

• Investment Amount: 22,000 Preferred A Shares plus accumulated dividends of $301,069 were converted into US $2,501,069 of Junior Notes.

• Term: to July 30, 2013

• Conversion Price: US $0.05 per common share

• Redemption: The Junior Notes are redeemable in cash at any time at the Company’s option or convertible into common shares at the Company’s option provided: i) production from the Missouri Deerfield project is 15,000 barrels of oil in a 30 day period; ii) the common shares have traded at or above US $0.25 per share for the preceding 20 consecutive trading days; and iii) the daily average dollar trading volume has been in excess of US $75,000 per day for the same 20 day period. In the event of redemption before the end of the term, there will be a 5% premium due on the investment amount. The Company will give 30 days notice of cash redemption at which time the Junior Note holders may elect to receive the redemption in common shares at the Conversion Price.

MegaWest Energy Corp. (an exploration stage company)
Notes to the Consolidated Financial Statements
For the years ended April 30, 2010, 2009, and 2008
(in Canadian dollars unless otherwise indicated)

• Coupon: 5% cash or 7.5% in additional Junior Notes, at the Company’s option. The coupon rate is quoted annually and payable quarterly.

• Seniority: The Junior Notes are secured by the same assets as the Senior Notes, but rank behind the Senior Notes in priority.

Preferred B Option:

The expiry date on the outstanding issued Preferred B Option (Note 6(b)) has been extended to May 24, 2011.

Share Consolidation:

As part of the financing, the investors and the Company have agreed that the Company will endeavour to effect a share consolidation on the basis of one new common share for a minimum of five existing common shares at the next Annual and Special Meeting.

Anti Dilution:

The holders of the Senior Notes and the Junior Notes shall be extended full anti-dilution protection on all convertible securities including notes and warrants. Post share consolidation anti-dilution protection shall have a floor of US $0.10 per common share until July 29, 2013.

Right of Participation:

Until July 29, 2011, while either the Senior Notes or the Junior Notes remain outstanding, the holders shall have a right to 100% participation in future financings of the Company subject to a 15-day notice period. While the Senior Notes and the Junior Notes remain outstanding, holders shall have a right of participation in all future financings.

Working Interest Acquisition:

Effective July 1, 2010, MegaWest reacquired a 10% working interest in the Company’s Marmaton River and Grassy Creek projects in exchange for a 2.75% gross overriding royalty (“GOR”) interest on the projects. Following this acquisition, MegaWest has a 100% working interest in both projects (See Note 2(a). The long-term receivable owed to MegaWest by the former working interest owners as at July 1, 2010, will be converted into a note receivable that is recoverable from 50% of the GOR, with outstanding balances to bear interest as at U.S. bank prime plus 3% (See note 4).

(c)	Warrants

On July 30, 2010, the Company hired an independent oil operations consulting group to assist with exploration of the Missouri Deerfield area under a nine month contract. The consulting group was issued 3,600,000 warrants exercisable at $0.05 per share as part of their fee arrangement.

MegaWest Energy Corp. (an exploration stage company)
Notes to Consolidated Financial Statements
(in Canadian dollars)

AUDITORS’ REPORT ON RECONCILIATION TO U.S GAAP

To the Board of Directors of MegaWest Energy Corp.

On September 13, 2010, we reported on the accompanying consolidated balance sheets of MegaWest Energy Corp. as at April 30, 2010 and 2009 and the consolidated statements of operations, comprehensive loss and deficit, and accumulated other comprehensive loss and cash flows for each of the years in the three-year period ended April 30, 2010 and for the period from exploration stage inception on November 1, 2006 through April 30, 2010 which are included in the annual report on Form 20-F.  In connection with our audits of the aforementioned consolidated financial statements, we also have audited the related supplemental note entitled “Reconciliation to United States GAAP” as at April 30, 2010 and 2009 and for each of the years in the three-year period ended April 30, 2010 included in the Form 20-F.  This supplemental note is the responsibility of the Company’s management.  Our responsibility is to express an opinion on this supplemental note based on our audits.

In our opinion, such supplemental note, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

/s/ KPMG LLP

KPMG LLP
Calgary, Canada
November 15, 2010

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA –
U.S. REPORTING DIFFERENCES

The standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in note 1 to the consolidated financial statements.  Although we conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States), our report to the shareholders dated September 13, 2010 is expressed in accordance with Canadian reporting standards which do not permit a reference to such conditions and events in the auditors' report when these are adequately disclosed in the financial statements.

/s/ KPMG LLP

KPMG LLP
Calgary, Canada
November 15, 2010

MegaWest Energy Corp (an exploration stage company)
Reconciliation to United States GAAP as at April 30, 2010 and 2009 and for the years ended April 30, 2010, 2009 and 2008
(in Canadian dollars unless otherwise indicated)

The consolidated financial statements of the Company have been prepared in accordance with GAAP as applied in Canada.  As at April 30, 2010 and 2009 and for each of the years in the three-year period ended April 30, 2010, Canadian GAAP conforms in all material respects with U.S. GAAP except for certain matters, detailed in the following notes and tables.

Consolidated Balance Sheets:
	As at April 30, 2010		As at April 30, 2009
	Canadian GAAP	U.S. GAAP	Canadian GAAP	U.S. GAAP

Assets
Current assets
Cash and cash equivalents	$152,382	$152,382	$1,766,558	$1,766,558
Accounts receivable	464,314	464,314	77,628	77,628
Restricted cash	64,081	64,081	96,338	96,338
Prepaid expenses	111,953	111,953	284,146	284,146
	792,730	792,730	2,224,670	2,224,670
Oil and gas assets (note (a))	24,392,196	30,767,786	24,805,102	33,759,070
Administrative assets	81,230	81,230	236,030	236,030
Reclamation deposits	143,047	143,047	170,555	170,555
Long-term receivable	312,495	312,495	–	–
	$25,721,698	$32,097,288	$27,436,357	$36,390,325

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable and accrued liabilities (note (c)(xii))	$756,205	$756,205	$112,663	$112,663
Asset retirement obligations	249,550	249,550	–	–
	1,005,755	1,005,755	112,663	112,663
Asset retirement obligations	530,153	530,153	1,023,963	1,023,963
Warrants and options on preferred shares (notes (b) and (c)(x))	–	1,352,000	–	–
	1,535,908	2,887,908	1,136,626	1,136,626

Shareholders’ Equity
Share capital (note (b))	83,605,475	85,252,785	83,597,427	85,244,737
Preferred shares	2,021,126	2,021,126	–	–
Warrants and options on preferred shares (notes (b) and (c)(x))	500,000	–	–	–
Contributed surplus (note (b))	22,706,033	58,505,807	22,213,833	57,977,587
Accumulated deficit from prior operations	(562,633)	(562,633)	(562,633)	(562,633)
Accumulated deficit from exploration stage (notes (b))	(84,084,211)	(116,007,705)	(78,948,896)	(107,405,992)
	24,185,790	29,209,380	26,299,731	35,253,699
	$25,721,698	$32,097,288	$27,436,357	$36,390,325

MegaWest Energy Corp (an exploration stage company)
Reconciliation to United States GAAP as at April 30, 2010 and 2009 and for the years ended April 30, 2010, 2009 and 2008
(in Canadian dollars unless otherwise indicated)

Consolidated Statements of Operations and Comprehensive Loss:
The application of U.S. GAAP has the following effects on the consolidated statements of operations and comprehensive loss for each of the years in the three-year period ended April 30, 2010:
	Year Ended April 30
	2010	2009	2008

Canadian GAAP loss for the year	$(4,912,479)	$(37,194,937)	$(17,903,023)
Adjustments for:
Reduced interest expense on convertible promissory notes (note (c)(iv))	–	9,957	70,757
Reduced (increased) stock-based compensation expense (note (c)(v))	–	91,115	(1,597,698)
Additional impairment (note (c)(iii))	–	(31,493,666)	(21,690,160)
Re-measured warrants and options on preferred shares (note (c)(x))	(852,000)	–	–
Revenue, net of costs (note (c)(xi))	(2,614,398)	–	–
Total adjustments	(3,466,398)	(31,392,594)	(23,217,101)
U.S. GAAP loss for the year	(8,378,877)	(68,587,531)	(41,120,124)
Adjustment affecting comprehensive income under U.S. GAAP:
Impairment of available-for-sale securities (note (c)(xiii))	–	–	(242,040)
U.S. GAAP comprehensive loss for the year	$(8,378,877)	$(68,587,531)	$(41,362,164)

U.S. GAAP net loss per share – basic and diluted	$(0.06)	$(0.53)	$(0.51)
Weighted average number of shares outstanding – basic and diluted	133,255,445	130,358,921	79,413,793

a)	Oil and Gas Assets:

As at April 30	2010	2009
Canadian GAAP:	$24,392,196	$24,805,102
Adjustments for:
Measuring oil and gas assets at exchange amounts for related party acquisitions (note (c)(i))	17,257,043	17,257,043
Re-measure exchange shares (note (c)(ii))	11,029,204	11,029,204
Re-measure exchange warrants (note (c)(ii))	21,345,749	21,345,749
Equity portion of exchangeable shares (note (c)(ii))	11,515,824	11,515,824
Additional capitalized stock-based compensation (note (c)(v))	1,025,994	989,974
Additional impairment (note (c)(iii))	(53,183,826)	(53,183,826)
Revenue, net of costs (note (c)(xi))	(2,614,398)	–
U.S. GAAP	$30,767,786	$33,759,070

MegaWest Energy Corp (an exploration stage company)
Reconciliation to United States GAAP as at April 30, 2010 and 2009 and for the years ended April 30, 2010, 2009 and 2008
(in Canadian dollars unless otherwise indicated)

b)	Equity:
As at April 30, 2010
	Share capital	Preferred shares	Warrants and options on preferred shares	Contributed surplus	Accumulated (deficit) from exploration stage
Canadian GAAP	$83,605,475	$2,021,126	$500,000	$22,706,033	$(84,084,211)
Adjustments for:
Re-class deficit adjustment on related party acquisitions (note (c)(i))	–	–	–	–	17,257,043
Property acquisitions (note (c)(ii))	11,029,204	–	21,345,749	–	–
Stock-compensation transactions (note (c)(v))	875,118	–	4,802,400	8,103,464	–
Value of warrants on private placements (note (c)(vi))	(10,657,600)	–	9,053,000	1,604,600	–
Re-measure exchangeable shares (note (c)(vii))	(8,599,442)	–	–	–	20,115,266
Transfer on stock option exercise (note (c)(viii))	1,278,614	–	–	(1,278,614)	–
Transfer on warrant exercise (note (c)(viii))	7,617,525	–	(7,617,525)	–	–
Transfer on unit exercise (note (c)(viii))	213,300	–	–	(213,300)	–
Transfer on warrant expiry (note (c)(ix))	–	–	(27,583,624)	27,583,624	–
Reduced interest expense on convertible promissory notes (note (c)(iv))	(109,409)	–	–	–	109,409
Stock-based compensation on stock options (note (c)(v))	–	–	–	–	(13,503,256)
Less capitalized stock-based compensation (note (c)(v))	–	–	–	–	1,025,994
Stock-based compensation on shares issued for services (note (c)(v))	–	–	–	–	(277,726)
Additional impairment (note (c)(iii))	–	–	–	–	(53,183,826)
Re-measure warrants and options on preferred shares (note (c)(x))	–	–	(500,000)	–	(852,000)
Revenue, net of costs (note (c)(xi))	–	–	–	–	(2,614,398)
U.S. GAAP	$85,252,785	$2,021,126	$–	$58,505,807	$(116,007,705)

MegaWest Energy Corp (an exploration stage company)
Reconciliation to United States GAAP as at April 30, 2010 and 2009 and for the years ended April 30, 2010, 2009 and 2008
(in Canadian dollars unless otherwise indicated)

As at April 30, 2009
	Share capital	Warrants	Contributed surplus	Accumulated (deficit) from exploration stage
Canadian GAAP	$ 83,597,427	$ –	$ 22,213,833	$ (78,948,896)
Adjustments for:
Re-class deficit adjustment on related party acquisitions (note (c)(i))	–	–	–	17,257,043
Property acquisitions (note (c)(ii))	11,029,204	21,345,749	–	–
Stock-compensation transactions (note (c)(v))	875,118	4,802,400	8,067,444	–
Value of warrants on private placements (note (c)(vi))	(10,657,600)	9,053,000	1,604,600	–
Re-measure exchangeable shares (note (c)(vii))	(8,599,442)	–	–	20,115,266
Transfer on stock option exercise (note (c)(viii))	1,278,614	–	(1,278,614)	–
Transfer on warrant exercise (note (c)(viii))	7,617,525	(7,617,525)	–	–
Transfer on unit exercise (note (c)(viii))	213,300	–	(213,300)	–
Transfer on warrant expiry (note (c)(ix))	–	(27,583,624)	27,583,624	–
Reduced interest expense on convertible promissory notes (note (c)(iv))	(109,409)	–	–	109,409
Stock-based compensation on stock options (note (c)(v))	–	–	–	(13,467,236)
Less capitalized stock-based compensation (note (c)(v))	–	–	–	989,974
Stock-based compensation on shares issued for services (note (c)(v))	–	–	–	(277,726)
Additional impairment (note (c)(iii))	–	–	–	(53,183,826)
U.S. GAAP	$ 85,244,737	$ –	$ 57,977,587	$ (107,405,992)

c)	Adjustments:

i)
There is a difference in the measurement basis used to record related party transactions under Canadian GAAP compared to U.S. GAAP when the transacting entities are not under common control.  Under Canadian GAAP, related party transactions are recorded at their carrying amounts unless independent evidence exists to support the exchange amount.  Since independent evidence did not exist for the exchange amounts of the related party acquisitions of Trinity, Deerfield Missouri and the assets of Deerfield Kansas, they were recorded at their carrying amounts.  Under U.S. GAAP, only related party transactions between transacting entities under common control are recorded at their carrying amount.  As common control did not exist between MegaWest and Trinity, Deerfield Missouri and Deerfield Kansas, these acquisitions were recorded at their exchange amounts.  As a result, the difference between the carrying amount and exchange amount of $17,257,043 at April 30, 2008 is re-classified from deficit under Canadian GAAP to oil and gas assets under U.S. GAAP.  There were no new related party transactions during the years ended April 30, 2009 and 2010.

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

MegaWest Energy Corp (an exploration stage company)
Reconciliation to United States GAAP as at April 30, 2010 and 2009 and for the years ended April 30, 2010, 2009 and 2008
(in Canadian dollars unless otherwise indicated)

As a result of this GAAP difference, the amount recorded for oil and gas asset acquisitions was higher under U.S. GAAP when the consideration given includes common shares or warrants.  The following adjustments were made to the acquisitions below:

	Equity Portion of Exchangeable Shares	Common Shares	Warrants	Total
Chetopa Kansas	$–	$383,229	$–	$383,229
Deerfield Missouri	–	2,493,275	–	2,493,275
Kentucky	–	7,792,875	14,017,475	21,810,350
Montana	–	359,825	7,328,274	7,688,099
Texas (Trinity Sands) (note (c)(vii))	11,515,824	–	–	11,515,824
April 30, 2009 and 2010	$11,515,824	$11,029,204	$21,345,749	$43,890,777

In January 2008, the Company’s market for the shares became active and liquid.  As a result, this GAAP difference is no longer applicable to share-based transactions occurring after January 2008.

iii)	As described in notes (c)(i), (ii) and (v), there have been increases in the values attributed to oil and gas assets relating to certain share capital and related party transactions.

       As at April 30, 2009 and 2010, the fair value of oil and gas assets was determined to be the same for Canadian GAAP and U.S. GAAP for all projects, with the exception of the Missouri project.  As a result, additional impairment of $31,493,666 in 2009 and $21,691,160 in 2008 related to adjustments described in (c)(i), (ii) and (v).

Oil and gas assets As at April 30, 2010	Kansas	Missouri	Kentucky	Texas	Montana	Other	Total
Canadian GAAP	$96,112	$18,991,910	$3,266,642	$–	$697,083	$1,340,449	$24,392,196
U.S. GAAP adjustments (c)(i), (ii), (v)	1,005,243	8,953,968	21,810,350	21,690,160	7,688,099	1,025,994	62,173,814
U.S. GAAP adjustment (c)(xi)	–	(2,614,398)	–	–	–	–	(2,614,398)
Additional impairment – 2008	–	–	–	(21,690,160)	–	–	(21,690,160)
Additional impairment – 2009	(1,005,243)	–	(21,810,350)	–	(7,688,099)	(989,974)	(31,493,666)
U.S. GAAP	$96,112	$25,331,480	$3,266,642	$–	$697,083	$1,376,469	$30,767,786

Oil and gas assets As at April 30, 2009	Kansas	Missouri	Kentucky	Texas	Montana	Other	Total
Canadian GAAP	$99,980	$17,844,628	$3,216,405	$300,000	$1,519,879	$1,824,210	$24,805,102
U.S. GAAP adjustments (c)(i), (ii), (v)	1,005,243	8,953,968	21,810,350	21,690,160	7,688,099	989,974	62,137,794
Additional impairment – 2008	–	–	–	(21,690,160)	–	–	(21,690,160)
Additional impairment – 2009	(1,005,243)	–	(21,810,350)	–	(7,688,099)	(989,974)	(31,493,666)
U.S. GAAP	$99,980	$26,798,596	$3,216,405	$300,000	$1,519,879	$1,824,210	$33,759,070

MegaWest Energy Corp (an exploration stage company)
Reconciliation to United States GAAP as at April 30, 2010 and 2009 and for the years ended April 30, 2010, 2009 and 2008
(in Canadian dollars unless otherwise indicated)

iv)
Prior to the conversion of convertible promissory notes in June 2008, there was a difference in the treatment of the notes under Canadian GAAP compared to U.S. GAAP.  Under Canadian GAAP, the equity component of the notes is valued using an option pricing model and classified as shareholders' equity.  The residual amount is classified as a liability and interest is recorded, to bring the liability to its face value at maturity using the effective interest rate method.

Under U.S. GAAP, the convertible promissory notes are classified as liability, and interest is accrued at the contractual rate.  This resulted in a reduction of interest expense and the re-classification of the equity portion to a liability.

v)
The fair value of the Company's stock compensation transactions was estimated using the Black-Scholes options pricing model. One of the assumptions used in the Black-Scholes model is the market price of the underlying share on the grant date.  As a result of the GAAP difference on the fair value of the Company's shares described in (c)(ii), the stock compensation transactions prior to January 2008 have a different fair value input under Canadian GAAP compared to U.S. GAAP.  Under Canadian GAAP, the fair value of the Company's shares prior to January 2008 was based on recent arm's length transactions, including recent private placements.  Under U.S. GAAP, the quoted OTC exchange price is used.

This results in the GAAP differences for the following stock-based transactions:

Year ended April 30, 2010	Canadian GAAP	U.S. GAAP	GAAP adjustment	GAAP adjustment to
Compensation cost on stock options	$492,200	$528,220	$36,020	Contributed surplus
Compensation cost on common shares	8,048	8,048	–	Share capital
	500,248	536,268	36,020
Capitalized stock-based compensation	(18,789)	(54,809)	(36,020)	Oil and gas assets
Adjustment to net loss	$481,459	$481,459	$–	Net loss

Year ended April 30, 2009	Canadian GAAP	U.S. GAAP	GAAP adjustment	GAAP adjustment to
Compensation cost on stock options	$797,570	$893,460	$95,890	Contributed surplus
Compensation cost on common shares	254,614	254,614	–	Share capital
	1,052,184	1,148,074	95,890
Capitalized stock-based compensation	(350,841)	(537,846)	(187,005)	Oil and gas assets
Adjustment to net loss	$701,343	$610,228	$(91,115)	Net loss

Year ended April 30, 2008	Canadian GAAP	U.S. GAAP	GAAP adjustment	GAAP adjustment to
Compensation cost on stock options	$1,065,859	$3,188,800	$2,122,941	Contributed surplus
Compensation cost on common shares	1,200,900	1,478,626	277,726	Share capital
	2,266,759	4,667,426	2,400,667
Capitalized stock-based compensation	(360,880)	(1,163,849)	(802,969)	Oil and gas assets
Adjustment to net loss	$1,905,879	$3,503,577	$1,597,698	Net loss

In January 2008, the Company’s market for the shares became active and liquid.  As a result, this GAAP difference is no longer applicable to share-based transactions occurring after January 2008.

MegaWest Energy Corp (an exploration stage company)
Reconciliation to United States GAAP as at April 30, 2010 and 2009 and for the years ended April 30, 2010, 2009 and 2008
(in Canadian dollars unless otherwise indicated)

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

vii)
There is a difference in the classification and re-measurement of exchangeable shares under Canadian GAAP compared to U.S. GAAP.  Under Canadian GAAP, exchangeable shares are split between the equity and liability components.  The equity component of the exchangeable shares is valued using an option pricing model and classified as shareholders' equity.  The residual amount is classified as a liability at its fair value.

Under U.S. GAAP, the exchangeable shares components are not separated, rather they are accounted for as temporary equity.  The exchangeable shares are measured at fair value on issuance and for each reporting period, the exchangeable shares are re-measured to their redemption value, and the resulting difference is recognized as an adjustment to retained earnings (deficit).  This results in adjustment of $11,515,842 to oil and gas assets (note (c)(ii)) comprised of a $8,599,442 reduction of share capital and a $20,115,266 charge to retained earnings (deficit).

viii)
As a result of the higher stock compensation cost as described in note (c)(v), when stock options, warrants and unit rights are exercised, there is an adjustment under U.S. GAAP related to the transfer from contributed surplus and warrants to share capital.

During the year ended April 30, 2010, there were no options or warrants exercised.

During the year ended April 30, 2009, 1,900,000 incentive warrants were exercised resulting in an additional $2,584,206 transferred to share capital from warrants.

During the year ended April 30, 2008, 1,025,000 options were exercised resulting in an additional $848,614 transferred to share capital from contributed surplus, 6,925,000 warrants were exercised resulting in an additional $5,033,319 transferred to share capital from warrants and 180,000 unit rights were exercised resulting in an additional $213,300 transferred to share capital from contributed surplus.

ix)	As a result of the higher warrant value for U.S. GAAP, when warrants expire, there is an adjustment under U.S. GAAP related to the transfer from warrants to contributed surplus.

During the year ended April 30, 2009, a total of 35,607,623 warrants expired resulting in an additional $27,583,624 transferred to contributed surplus from warrants.

x)
There is a difference in the classification and measurement of warrants and options on preferred shares under Canadian GAAP compared to U.S. GAAP.  Under Canadian GAAP, warrants and options on preferred shares are valued on the date of issuance using an option pricing model and classified as shareholders’ equity.

Under U.S. GAAP, warrants and options on preferred shares are a derivative classified as a liability when the exercise price is denominated in a currency other than the Company’s Canadian dollar functional.  The warrants and options on preferred shares are measured at fair value on issuance and for each reporting period, they are re-measured.  The resulting difference is recognized as an adjustment to the consolidated statement of operations.  The re-measurement of warrants and options on preferred shares on April 30, 2010, resulted in an increase in the fair value of the liability and charge to the consolidated statement of operations in the amount of $852,000.

xi)
Production revenue ($1,634,721) and costs (operating costs $4,149,679; depletion $99,440) are included as part of oil and gas assets under Canadian GAAP.  Under U.S. GAAP, production revenue and related costs are charged to income as if the Company was already in the production stage.  The reclassification of revenue, net of costs, resulted in a decrease in oil and gas assets and a charge to the consolidated statement of operations in the amount of  $2,164,398.

MegaWest Energy Corp (an exploration stage company)
Reconciliation to United States GAAP as at April 30, 2010 and 2009 and for the years ended April 30, 2010, 2009 and 2008
(in Canadian dollars unless otherwise indicated)

In addition, this adjustment had the following impact on cash flows:
	Canadian GAAP	GAAP Adjustment	U.S. GAAP
Cash flows used by operating activities	$(2,689,061)	$(2,514,958)	$(5,204,019)
Cash flows (used by) from investing activities	$(1,225,623)	$2,514,958	$1,289,335

xii)	As at April 30, 2010, accounts payable and accrued liabilities consisted of trade payables of $149,375 (2009 – $53,369) and operational accruals of $606,830 (2009 – $59,294).

xiii)
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

After the adoption of new Canadian accounting standards for financial instruments on May 1, 2007, this GAAP difference no longer existed.

d)	Recent Developments in U.S. GAAP:

i)
The FASB accounting standards codification and the hierarchy of generally accepted accounting principles

In June 2009, the Financial Accounting Standards Board (FASB) issued the FASB Accounting Standards Codification (ASC) 105. The ASC amended the hierarchy of generally accepted accounting principles (GAAP) such that the ASC became the single source of authoritative non-governmental U.S. GAAP, except for SEC rules and interpretative releases which, for the Company, are also authoritative U.S. GAAP. The ASC did not change current U.S. GAAP, but was intended to simplify user access to all authoritative U.S. GAAP by providing all the authoritative literature related to a particular topic in one place. All previously existing accounting standard documents were superseded and all other accounting literature not included in the ASC is considered non-authoritative. The ASC identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements in accordance with U.S. GAAP.

ii)
Fair value measurements

In September 2006, the FASB issued an accounting standard codified in ASC 820, “Fair Value Measurements and Disclosures”. This standard established a single definition of fair value and a framework for measuring fair value, set out a fair value hierarchy to be used to classify the source of information used in fair value measurements, and required disclosures of assets and liabilities measured at fair value based on their level in the hierarchy. This standard applies under other accounting standards that require or permit fair value measurements. One of the amendments deferred the effective date for one year relative to non-financial assets and liabilities that are measured at fair value, but are recognized or disclosed at fair value on a non-recurring basis. This deferral applied to such items as non-financial assets and liabilities initially measured at fair value in a business combination (but not measured at fair value in subsequent periods) or non-financial long-lived asset groups measured at fair value for an impairment assessment.

iii)
Business combinations

In December 2007, the FASB issued SFAS No. 141R, “Business Combinations” (“SFAS 141R”), and, in April 2009, issued FAS 141 (R)-1, “Accounting for Assets Acquired and Liabilities Assumed in a Business Combination that Arise from Contingencies”, to amend and clarify SFAS No. 141(R), “Business Combinations”, now part of ASC 805, “Business Combinations”. Effective for the Company beginning on May 1, 2009, the standard establishes principles and requirements for how an acquirer recognizes and measures, in its financial statements, the identifiable assets acquired, the liabilities assumed, any non-controlling interest in the acquiree, and any goodwill and establishes disclosure requirements that enable users of the Company’s financial statements to evaluate the nature and financial effects of the business combination.

iv)
Non-controlling interests in consolidated financial statements

In December 2007, the FASB issued SFAS No. 160, “Non-controlling Interests in Consolidated Financial Statements – An Amendment of ARB No. 51 (“SFAS 160”), which is now part of ASC 810. The amendments to ASC 810 are effective for the fiscal year beginning May 1, 2009 and change the accounting and reporting for ownership interests in subsidiaries held by parties other than the parent. These non-controlling interests are to be presented in the consolidated balance sheet within equity but separate from the parent’s equity. The amount of consolidated net income attributable to the parent and to the non-controlling interest is to be clearly identified and presented on the face of the consolidated statement of operations. In addition, this ASC establishes standards for a change in a parent’s ownership interest in a subsidiary and the valuation of retained non-controlling equity investments when a subsidiary is deconsolidated. The ASC also establishes reporting requirements for providing sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the non-controlling owners.

MegaWest Energy Corp (an exploration stage company)
Reconciliation to United States GAAP as at April 30, 2010 and 2009 and for the years ended April 30, 2010, 2009 and 2008
(in Canadian dollars unless otherwise indicated)

v)
Determining whether an instrument is indexed to an entity’s own stock

In June 2008, the FASB issued EITF Issue No. 07-05 “Determining Whether an Instrument (or embedded feature) Is Indexed to an Entity’s Own Stock”. EITF 07-05 clarifies the determination of whether an instrument (or an embedded feature) is indexed to an entity’s own stock, which would qualify as a scope exception under SFAS 133. EITF 07-05 was effective for the Company’s fiscal year beginning May 1, 2009.

vi)
Determining fair value when the volume and level of activity for the asset or liability have significantly decreased and identifying transactions that are not orderly

In April 2009, the FASB issued FSP No. FAS 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly”. The guidance, now part of ASC 820, “Fair Value Measurements and Disclosures”, provides additional guidance for estimating fair value when the volume and level of activity for the asset or liability have significantly decreased. It also includes guidance on identifying circumstances that indicate a transaction is not orderly.

vii)
Subsequent events

In May 2009, the FASB issued ASC 855, “Subsequent Events” (formerly SFAS No. 165, “Subsequent Events”). ASC 855 is effective for interim or annual financial periods ending after June 15, 2009 and should be applied prospectively. This statement addresses accounting and disclosure requirements related to subsequent events. This statement also requires the Company to evaluate subsequent events through the date the financial statements are either issued or available to be issued, depending on the Company’s expectation of whether it will widely distribute its financial statements to its shareholders and other financial statement users.

viii)
Measuring liabilities at fair value

In August 2009, the FASB issued ASU No. 2009-05, “Measuring Liabilities at Fair Value”, which provides additional guidance on how companies should measure liabilities at fair value under ASC 820, “Fair Value Measurements and Disclosures”. The ASU clarifies that the quoted price for an identical liability should be used; however, if such information is not available, an entity may use, the quoted price of an identical liability when traded as an asset, quoted prices for similar liabilities or similar liabilities traded as assets, or another valuation technique (such as the market or income approach). The ASU also indicates that the fair value of a liability is not adjusted to reflect the impact of contractual restrictions that prevent its transfer and indicates circumstances in which quoted prices for an identical liability or quoted price for an identical liability traded as an asset may be considered Level 1 fair value measurements.

ix)
Accounting and reporting for decreases in ownership of a subsidiary

In January 2010, the FASB issued ASU 2010-02, “Consolidation (Topic 810) – Accounting and Reporting for Decreases in Ownership of a Subsidiary – A Scope Clarification”. The ASU clarifies that the scope of the decrease in ownership provisions included in ASC 810, “Consolidations” and related guidance applies to: (i) a subsidiary or a group of assets that is a business or a non-profit activity; (ii) a subsidiary that is a business or a non-profit activity that is transferred to an equity method investee or a joint venture; and (iii) an exchange of a group of assets that constitutes a business or non-profit activity for a non-controlling interest in an entity. The standard also clarifies that the decrease in ownership guidance does not apply to certain transactions, such as sales of in substance real estate or conveyance of oil and gas properties.

MegaWest Energy Corp (an exploration stage company)
Reconciliation to United States GAAP as at April 30, 2010 and 2009 and for the years ended April 30, 2010, 2009 and 2008
(in Canadian dollars unless otherwise indicated)

e)	Recent Accounting Pronouncements Not Yet Adopted:

i)
Effect of denominating the exercise price of a share-based payment award in the currency of the market in which the underlying equity security trades

In April 2010, the FASB issued ASU No. 2010-13, “Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades”, that clarifies that a share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity securities trades should not be considered to contain a condition that is not a market, performance, or service condition. Therefore, such an award should not be classified as a liability if it otherwise qualifies as equity. The ASU is effective for the Company beginning on May 1, 2011. The Company is currently evaluating the impact of this ASU on its consolidated financial statements.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on its behalf.

MegaWest Energy Corp.

By:	/s/ George T. Stapleton II
George T. Stapleton II
Chairman of the Board of Directors and Chief Executive Officer

Dated:  November 15, 2010