Form 20-F
period 2011-04-30
GRAVIS OIL Corp
filed 2011-11-15
CIK 1172298

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F
(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended April 30, 2011
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of even requiring this shell report ………

For the transition period from _____________ to ____________
Commission file number 000-49760

GRAVIS OIL CORPORATION

(Exact name of the Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Alberta, Canada

(Jurisdiction of incorporation or organization)

Suite 902, #105, 150 Crowfoot Crescent N.W.
Calgary, Alberta, Canada T3G 3T2

 (Address of principal executive offices)

Tim L. Morrison
Suite 902, #105, 150 Crowfoot Crescent N.W.
Calgary, Alberta, Canada T3G 3T2
Tel: (403) 984-6342
Fax: (403) 984-6343

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:
Title of Each Class	Name of each exchange on which registered
None	None
Securities registered or to be registered pursuant to Section 12(g) of the Act.

Common Shares, no par value per share
(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 140,789,470 common shares, no par value per share, as of April 30, 2011.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  ☐ Yes  ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☒ Yes ☐ No

Note - Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐    No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). ☐    Yes ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

☐  Large Accelerated filer ☐  Accelerated filer ☒  Non-accelerated filer

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial reporting Standards as issued	Other ☐
by the International Accounting Standards Board ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. ☐ Item 17 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes ☒ No

INTRODUCTION

We are a corporation organized under the laws of the Province of Alberta, Canada. Since December 2006, our primary business activity has been the acquisition, exploration and development of a number of unproven heavy oil properties in the United States. To date, we have been assigned an immaterial amount of proved reserves based on the anticipated total reserves in the Missouri area; however, we still believe we are an exploration stage company. Our activities to date have included analysis and evaluation of technical data, preparation of geological models, acquisition of mineral rights, exploration and development drilling, conceptual engineering, construction and operation of thermal demonstration projects. Our common shares trade in the United States on the Over-the-Counter Bulletin Board exchange (OTC) under the symbol "GRAVF." As used in this annual report, the terms “issuer” and Gravis means Gravis Oil Corporation individually, the terms "we", "us", "our" and "company" mean Gravis Oil Corporation together with its subsidiaries and "MegaWest USA" means our directly-owned subsidiary MegaWest Energy (USA) Corp.

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

Not required.

Item 2. Offer Statistics and Expected Timetable

Not required.

Item 3. Key Information

A.	Selected Financial Data

The following table summarizes selected financial data for and as of the five years ended April 30, 2011 are derived from our audited financial statements, which have been prepared in accordance with U.S. GAAP and audited by our independent registered public accountants. The selected financial data as of April 30, 2011 and 2010 and for the years ended April 30, 2011, 2010 and 2009 have been derived from our audited financial statements and related notes included elsewhere in this annual report. The selected financial data as of April 30, 2009, 2008 and 2007 and for the years ended April 30, 2008 and 2007 have been derived from audited financial statements not included in this annual report, adjusted for differences between Canadian and U.S. GAAP. The selected financial data should be read in conjunction with our audited financial statements and related notes included in this annual report and with the information appearing under the heading "Item 5 - Operating and Financial Review and Prospects" below.

Effective May 1, 2010, we changed our accounting policies from Canadian GAAP to U.S. GAAP, which has been reflected retrospectively in this report. Effective July 30, 2010, we changed the presentation currency of our consolidated financial statements from the Canadian dollar to the U.S. dollar, reflecting the primary source of funding and spending. We believe that this change provides greater alignment of our presentation currency with our most significant operating currency and underlying financial performance. Unless otherwise specified, all financial information included in this Form 20-F has been stated in U.S. dollars.

Selected Financial Data
	Year Ended April 30,
	2011	2010	2009	2008	2007
Revenues	$1,582,176	$1,581,223	$135,190	$644,731	$231,261
Expenses	$31,291,562	$9,531,582	$60,082,461	$40,734,966	$15,899,246
Net Loss	($29,709,386)	($7,950,359)	($59,947,271)	($40,090,235)	($15,667,985)
Foreign Exchange Translation	($283,771)	$4,984,026	($13,832,144)	$8,505,150	$354,583
Total Comprehensive Loss	($29,993,157)	($2,966,333)	($73,779,415)	($31,585,085)	($15,313,402)
Net Income (Loss) per Share	($2.22)	($0.60)	($4.60)	($5.05)	($7.09)
Weighted Average Number of Common Shares	13,387,166	13,325,545	13,035,892	7,941,379	2,210,213
Total Assets	$20,818,512	$31,596,571	$30,502,369	$88,185,360	$87,987,736
Long-term liabilities	$20,061,550	$1,852,792	$858,286	$46,022,853	$1,900,432
Total Liabilities	$23,650,925	$2,842,857	$952,720	$49,807,354	$3,072,949
Accumulated Retained Earnings (Deficit) from the Development Stage	($135,474,141)	($105,144,948)	($96,975,794)	($37,472,384)	$2,551,300
Capital Stock(1)	$79,016,425	$80,717,433	$78,828,533	$57,217,824	$36,625,531
Stockholders (Deficit) Equity	$(2,832,413)	$28,753,714	$29,549,649	$38,378,006	$84,914,787
________________________
(1)	Includes share capital, preferred shares and exchange shares.

B.	Capitalization and Indebtedness

Not required.

C.	Reasons for the Offer and Use of Proceeds

Not required.

D.	Risk Factors

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

RISKS RELATING TO OUR BUSINESS

If we are unable to obtain additional funding our business operations will be harmed and if we do obtain additional financing our then existing shareholders may suffer substantial dilution.

    During September 2011 the Company was cease traded by the Alberta and British Columbia securities commissions for failure to file certain financial information – See Legal Proceedings below.  The Company has made the required filings and believes that the Alberta and British Columbia cease trade orders will be lifted.    However, as of the date of this report the cease trade orders have not been revoked and no assurances can be given as to when or if they will be lifted.   Until these cease trade orders are revoked the Company’s ability to raise capital is significantly restricted.

We expect that our current capital and our other existing resources will be sufficient only to provide a limited amount of working capital, and the revenues generated will not alone be sufficient to fund our operations or planned growth. We anticipate that we will require up to approximately $2 million for our anticipated operations for the next twelve months, depending on revenues. We believe that our currently available funds can sustain our current level of operations for approximately three months from the date of this report.  In addition when our Senior Notes and Junior Notes come due the Company currently lacks the resources to repay them.  While the Company plans on renegotiating the terms of the Senior Notes and Junior Notes there can be no assurance that the Company will be successful and the Senior Note and Junior Note holders may demand repayment and or force their security interests against our assets.  We will require additional capital to continue to operate our business and to further expand our exploration and development programs. We may be unable to obtain additional capital required. Furthermore, inability to maintain capital may damage our reputation and credibility with industry participants. Our inability to raise additional funds when required may have a negative impact on our consolidated results of operations and financial condition.

Future acquisitions and future exploration, development, production, leasing activities and marketing activities, as well as our administrative requirements (such as salaries, insurance expenses and general overhead expenses, as well as legal compliance costs and accounting expenses) will require a substantial amount of additional capital and cash flow.

We plan to pursue sources of additional capital through various financing transactions or arrangements, including joint venturing of projects, debt financing, equity financing or other means. We may not be successful in locating suitable financing transactions in the time period required or at all, and we may not obtain the capital we require by other means.

Any additional capital raised through the sale of equity will likely dilute your ownership percentage. This could also result in a decrease in the fair market value of our equity securities because our assets would be owned by a larger pool of outstanding equity. The terms of securities we issue in future capital transactions may be more favorable to our new investors, and may include preferences, superior voting rights and the issuance of warrants or other derivative securities, and issuances of incentive awards under equity employee incentive plans, which may have a further dilutive effect.

Our ability to obtain needed financing may be impaired by such factors as the capital markets (both generally and in the oil and gas industry in particular), our status as a new enterprise without a significant demonstrated operating history, the location of our oil and natural gas properties and prices of oil and natural gas on the commodities markets (which will impact the amount of asset-based financing available to us) and/or the loss of key management. Further, if oil and/or natural gas prices on the commodities markets decrease, then our revenues will likely decrease, and such decreased revenues may increase our requirements for capital. If the amount of capital we are able to raise from financing activities, together with our revenues from operations, is not sufficient to satisfy our capital needs (even to the extent that we reduce our operations), we may be required to cease our operations.

We may incur substantial costs in pursuing future capital financing, including investment banking fees, legal fees, accounting fees, securities law compliance fees, printing and distribution expenses and other costs. We may also be required to recognize non-cash expenses in connection with certain securities we may issue, such as convertible notes and warrants, which may adversely impact our consolidated financial results.

We have a history of losses which may continue, which may negatively impact our ability to achieve our business objectives.

We incurred net losses of $29,709,386, $7,950,359 and $59,947,271 for the years ended April 30, 2011, 2010 and 2009, respectively. We cannot assure you that we can achieve or sustain profitability on a quarterly or annual basis in the future. Our operations are subject to the risks and competition inherent in the establishment of a business enterprise. There can be no assurance that future operations will be profitable. Revenues and profits, if any, will depend upon various factors, including whether we will be able to continue expansion of our revenue. We may not achieve our business objectives and the failure to achieve such goals would have an adverse impact on us.

We have a limited operating history and if we are not successful in continuing to grow our business, then we may have to scale back or even cease our ongoing business operations.

We have received a limited amount of revenues from operations and have limited assets. We have yet to generate positive earnings and there can be no assurance that we will ever operate profitably. We have a limited operating history. Our success is significantly dependent on a successful acquisition, drilling, completion and production program. Our operations will be subject to all the risks inherent in the establishment of a developing enterprise and the uncertainties arising from the absence of a significant operating history. We may be unable to locate recoverable reserves or operate on a profitable basis. We are in the exploration stage and potential investors should be aware of the difficulties normally encountered by enterprises in the exploration stage. If our business plan is not successful, and we are not able to operate profitably, investors may lose some or all of their investment.

Because we are small and do not have much capital, we may have to limit our exploration activity which may result in a loss of your investment.

Because we are small and do not have much capital, we must limit our exploration activity. As such we may not be able to complete an exploration program that is as thorough as we would like. In that event, existing reserves may go undiscovered. Without finding reserves, we cannot generate revenues and you will lose your investment.

Strategic relationships upon which we may rely are subject to change, which may diminish our ability to conduct our operations.

Our ability to successfully acquire additional properties, to discover reserves, to participate in drilling opportunities and to identify and enter into commercial arrangements with customers will depend on developing and maintaining close working relationships with industry participants and on our ability to select and evaluate suitable properties and to consummate transactions in a highly competitive environment. These realities are subject to change and may impair our ability to grow.

To develop our business, we will endeavor to use the business relationships of our management to enter into strategic relationships, which may take the form of joint ventures with other private parties and contractual arrangements with other oil and gas companies, including those that supply equipment and other resources that we will use in our business. We may not be able to establish these strategic relationships, or if established, we may not be able to maintain them. In addition, the dynamics of our relationships with strategic partners may require us to incur expenses or undertake activities we would not otherwise be inclined to in order to fulfill our obligations to these partners or maintain our relationships. If our strategic relationships are not established or maintained, our business prospects may be limited, which could diminish our ability to conduct our operations.

Although our estimated natural gas and oil reserve data has been prepared by an independent third party, the estimates may prove to be inaccurate.

There are numerous uncertainties inherent in estimating quantities of oil and natural gas reserves and the future cash flows attributed to such reserves. In general, estimates of economically recoverable oil and natural gas reserves and the future net cash flows therefrom are based upon a number of variable factors and assumptions, such as historical production from the properties, production rates, ultimate reserve recovery, timing and amount of capital expenditure, marketability of oil and gas, royalty rates, the assumed effects of regulation by governmental agencies and future operating costs, all of which may vary materially from actual results. For those reasons, estimates of the economically recoverable oil and natural gas reserves attributable to any particular group of properties, classification of such reserves based on risk of recovery and estimates of future net revenues associated with reserves prepared by different engineers, or by the same engineers at different times, may vary. Our actual production, revenues, taxes and development and operating expenditures with respect to our reserves will vary from estimates thereof and such variations could be material.

Our primary and most valuable assets are pledged as security against our indebtedness.

In order to finance our exploration activities with a view toward establishing commercial operations we pledged our assets in Missouri as a security against our Senior Notes and Junior Notes. If we default on the terms of any of these credit instruments, we could lose such assets, which would adversely impact our business.

Current global financial conditions have been characterized by increased volatility which could have a material adverse effect on our business, prospects, liquidity and financial condition.

Current global financial conditions and recent market events have been characterized by increased volatility and the resulting tightening of the credit and capital markets has reduced the amount of available liquidity and overall economic activity. There can be no assurance that debt or equity financing, the ability to borrow funds or cash generated by operations will be available or sufficient to meet or satisfy our initiatives, objectives or requirements. Our inability to access sufficient amounts of capital on terms acceptable to us for our operations could have a material adverse effect on our business, prospects, liquidity and financial condition.

Our results of operations as well as the carrying value of our oil and gas properties are substantially dependent upon the prices of oil and natural gas, which historically have been volatile and are likely to continue to be volatile.

Our results of operations and the ceiling on the carrying value of our oil and gas properties are dependent on the estimated present value of proved reserves, which depends on the prevailing prices for oil and gas, which are and are likely to continue to be volatile. Recent world events have significantly increased oil and gas prices, but we cannot assure that such prices will continue. Various factors beyond our control affect prices of oil and natural gas, including political and economic conditions; worldwide and domestic supplies of and demand for oil and gas; weather conditions; the ability of the members of the Organization of Petroleum Exporting Countries to agree on and maintain price and production controls; political instability or armed conflict in oil-producing regions; the price of foreign imports; the level of consumer demand; the price and availability of alternative fuels; and changes in existing federal and state regulations. Current prices for oil are at or near historical highs, and any significant decline in oil or gas prices could have a material adverse effect on our operations, financial condition, and level of development and exploration expenditures and could result in a reduction in the carrying value of our oil and gas properties. Any decline in prices would cause a reduction in the amount of any reserves and, in turn, in the amount that we might be able to borrow to fund development and acquisition activities. To date, we do not believe that the lack of reserves has hindered our efforts to obtain the capital we have sought.

RISKS RELATING TO OUR INDUSTRY

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

We may not be able to develop oil and gas reserves on an economically viable basis.

To the extent that we succeed in discovering oil and/or natural gas reserves, we cannot assure that these reserves will be capable of production levels we project or in sufficient quantities to be commercially viable. Our viability depends on our ability to find or acquire, develop and commercially produce additional oil and natural gas reserves. Without the addition of reserves through acquisition, exploration or development activities, our reserves and production will decline over time as reserves are produced. Our future reserves will depend not only on our ability to develop then-existing properties, but also on our ability to identify and acquire additional suitable producing properties or prospects, to find markets for the oil and natural gas we develop and to effectively distribute our production into our markets.

Future oil and gas exploration may involve unprofitable efforts, not only from dry wells, but from wells that are productive but do not produce sufficient net revenues to return a profit after drilling, operating and other costs. Completion of a well does not assure a profit on the investment or recovery of drilling, completion and operating costs. In addition, drilling hazards or environmental damage could greatly increase the cost of operations, and various field operating conditions may adversely affect the production from successful wells. These conditions include delays in obtaining governmental approvals or consents, shut-downs of connected wells resulting from extreme weather conditions, problems in storage and distribution and adverse geological and mechanical conditions. While we will endeavor to effectively manage these conditions, we cannot be assured of doing so optimally, and we will not be able to eliminate them completely in any case. Therefore, these conditions could diminish our revenue and cash flow levels and result in the impairment of our oil and natural gas interests.

The potential profitability of oil and gas ventures depends upon factors beyond our control, any of which could have a material adverse effect on our business.

The potential profitability of oil and gas properties is dependent upon many factors beyond our control. For instance, world prices and markets for oil and gas are unpredictable, highly volatile, potentially subject to governmental fixing, pegging, controls, or any combination of these and other factors, and respond to changes in domestic, international, political, social, and economic environments. Additionally, due to worldwide economic uncertainty, the availability and cost of funds for production and other expenses have become increasingly difficult, if not impossible, to project. These changes and events may materially affect our financial performance. In addition, a productive well may become uneconomic in the event that water or other deleterious substances are encountered which impair or prevent the production of oil and/or gas from the well. In addition, production from any well may be unmarketable if it is impregnated with water or other deleterious substances. These factors cannot be accurately predicted and the combination of these factors may result in us not receiving an adequate return on invested capital.

The marketability of natural resources will be affected by numerous factors beyond our control.

The markets and prices for oil and gas depend on numerous factors beyond our control. These factors include demand for oil and gas, which fluctuate with changes in market and economic conditions, and other factors, including:

•	worldwide and domestic supplies of oil and gas;
•	actions taken by foreign oil and gas producing nations;
•	political conditions and events (including instability or armed conflict) in oil-producing or gas-producing regions;
•	the level of global and domestic oil and gas inventories;
•	the price and level of foreign imports;
•	the level of consumer demand;
•	the price and availability of alternative fuels;
•	the availability of pipeline or other takeaway capacity;
•	weather conditions;
•	domestic and foreign governmental regulations and taxes; and
•	the overall worldwide and domestic economic environment.

Significant declines in oil and gas prices for an extended period may have the following effects on our business:

•	adversely affect our financial condition, liquidity, ability to finance planned capital expenditures and results of operations;
•	cause us to delay or postpone some of our capital projects;
•	reduce our revenues, operating income and cash flow; and
•	limit our access to sources of capital.

We may have difficulty distributing our oil and gas production, which could harm our financial condition.

In order to sell the oil and gas that we are able to produce, we may have to make arrangements for storage and distribution to the market. We will rely on local infrastructure and the availability of transportation for storage and shipment of our products, but infrastructure development and storage and transportation facilities may be insufficient for our needs at commercially acceptable terms in the localities in which we operate. This situation could be particularly problematic to the extent that our operations are conducted in remote areas that are difficult to access, such as areas that are distant from shipping and/or pipeline facilities. These factors may affect our ability to explore and develop properties and to store and transport our oil and gas production and may increase our expenses.

Furthermore, weather conditions or natural disasters, actions by companies doing business in one or more of the areas in which we will operate, or labor disputes may impair the distribution of oil and/or gas and in turn diminish our financial condition or ability to maintain our operations.

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

Drilling operations generally involve a high degree of risk. Hazards such as unusual or unexpected geological formations, power outages, labor disruptions, blow-outs, sour gas leakage, fire, inability to obtain suitable or adequate machinery, equipment or labor, and other risks are involved. We may become subject to liability for pollution or hazards against which we cannot adequately insure or for which we may elect not to insure. Incurring any such liability may have a material adverse effect on our financial position and operations.

Any change in government regulation and/or administrative practices may have a negative impact on our ability to operate and on our profitability.

The laws, regulations, policies or current administrative practices of any government body, organization or regulatory agency in the U.S. or any other jurisdiction may be changed, applied or interpreted in a manner which will fundamentally alter our ability to carry on our business. The actions, policies or regulations, or changes thereto, of any government body or regulatory agency, or other special interest groups, may have a detrimental effect on us. Any or all of these situations may have a negative impact on our ability to operate and/or our profitability.

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

Operational hazards for which we do not maintain insurance are inherent in the exploration, drilling, and production of oil and gas.

Usual operational hazards incident to our industry include blowouts, cratering, explosions, uncontrollable flows of oil, natural gas or well fluids, fires, pollution, releases of toxic gas, and other environmental hazards and risks. These hazards can cause personal injury and loss of life, severe damage to and destruction of property and equipment, pollution or environmental damage, and suspension of operations. We maintain insurance to cover operational hazards and rely on our agreements that require the operator of the properties in which we have an interest to maintain $1.0 million workers’ compensation, $1.0 employer’s and general liability, $2.0 million aggregate general liability, $5.0 million well control, and $5.0 million bodily injury and property damage insurance coverage. The insurance policies purchased under this covenant include us as the owner of a non-operating working interest as an insured under such policies. We cannot assure that we could obtain or that our contractors will be able to continue to obtain insurance coverage for current or future activities. Further, we cannot assure that any insurance obtained will provide coverage customary in the industry, be comparable to the insurance now maintained, or be on favorable terms or at premiums that are reasonable. The insurance maintained by our contractors does not cover all of the risks involved in oil and gas exploration, drilling, and production, and if coverage does exist, may not be sufficient to pay the full amount of such liabilities. We may not be insured against all losses or liabilities that may arise from all hazards because such insurance may not be available at economical rates, the respective insurance policies may have limited coverage, and other factors. For example, insurance against risks related to violations of environmental laws is not maintained. The occurrence of a significant adverse event that is not fully covered by insurance or for which the coverage is insufficient to cover aggregate losses could expose us to liability because we may be responsible for our working interest share of the damages in excess of any related insurance coverage. Further, we cannot assure that adequate levels of insurance will be maintained for our benefit in the future at rates we consider reasonable. The occurrence of any of these risks could lead to a reduction in our value and the loss of investments made by purchasers of our stock.

RISKS RELATING TO OUR COMMON SHARES

If we fail to remain current on our reporting requirements, we could be removed from the OTC Bulletin Board which would limit the ability of broker-dealers to sell our securities and the ability of stockholders to sell their securities in the secondary market.

Companies trading on the Over-The-Counter Bulletin Board must be reporting issuers under the Securities Exchange Act of 1934, as amended, and must be current in their reports under Section 13, in order to maintain price quotation privileges on the OTC Bulletin Board. The lack of resources to prepare and file our reports, including the inability to pay our independent registered public accounting firm, could result in our failure to remain current on our reporting requirements, which could result in our being removed from the OTC Bulletin Board. As a result, the market liquidity for our securities could be severely adversely affected by limiting the ability of broker-dealers to sell our securities and the ability of stockholders to sell their securities in the secondary market. In addition, we may be unable to get re-approved for quotation on the OTC Bulletin Board, which may have an adverse material effect on our company.

There has been a limited trading market for our common stock.

It is anticipated that there will be a limited trading market for our Common Stock on the NASD’s Over-the-Counter Bulletin Board for the foreseeable future. The lack of an active market may impair your ability to sell your shares at the time you wish to sell them or at a price that you consider reasonable. The lack of an active market may also reduce the fair market value of your shares. An inactive market may also impair our ability to raise capital by selling shares of capital stock and may impair our ability to acquire other companies or technologies by using common stock as consideration.

You may have difficulty trading and obtaining quotations for our common stock.

Our common stock is not actively traded, and the bid and asked prices for our common stock on the NASD Over-the-Counter Bulletin Board may fluctuate widely. As a result, investors may find it difficult to dispose of, or to obtain accurate quotations of the price of, our securities. This severely limits the liquidity of the common stock, and would likely reduce the market price of our common stock and hamper our ability to raise additional capital.

Our common stock is not currently traded at high volume, and you may be unable to sell at or near ask prices or at all if you need to sell or liquidate a substantial number of shares at one time.

Our common stock is currently traded, but with very low, if any, volume, based on quotations on the “Over-the-Counter Bulletin Board”, meaning that the number of persons interested in purchasing our common stock at or near bid prices at any given time may be relatively small or non-existent. This situation is attributable to a number of factors, including the fact that we are a small company which is still relatively unknown to stock analysts, stock brokers, institutional investors and others in the investment community that generate or influence sales volume, and that even if we came to the attention of such persons, they tend to be risk-averse and would be reluctant to follow an unproven company such as ours or purchase or recommend the purchase of our shares until such time as we became more seasoned and viable. As a consequence, there may be periods of several days or more when trading activity in our shares is minimal or non-existent, as compared to a seasoned issuer which has a large and steady volume of trading activity that will generally support continuous sales without an adverse effect on share price. We cannot give you any assurance that a broader or more active public trading market for our common stock will develop or be sustained, or that trading levels will be sustained.

Shareholders should be aware that, according to Commission Release No. 34-29093, the market for “penny stocks” has suffered in recent years from patterns of fraud and abuse. Such patterns include (1) control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer; (2) manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases; (3) boiler room practices involving high-pressure sales tactics and unrealistic price projections by inexperienced sales persons; (4) excessive and undisclosed bid-ask differential and markups by selling broker-dealers; and (5) the wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired level, along with the resulting inevitable collapse of those prices and with consequent investor losses. Our management is aware of the abuses that have occurred historically in the penny stock market. Although we do not expect to be in a position to dictate the behavior of the market or of broker-dealers who participate in the market, management will strive within the confines of practical limitations to prevent the described patterns from being established with respect to our securities. The occurrence of these patterns or practices could increase the future volatility of our share price.

The market price of our common stock may, and is likely to continue to be, highly volatile and subject to wide fluctuations.

The market price of our common stock is likely to be highly volatile and could be subject to wide fluctuations in response to a number of factors that are beyond our control, including:

•
dilution caused by our issuance of additional shares of Common Stock and other forms of equity securities, which we expect to make in connection with future capital financings to fund our operations and growth, to attract and retain valuable personnel and in connection with future strategic partnerships with other companies;

•	quarterly variations in our revenues and operating expenses;

•	changes in the valuation of similarly situated companies, both in our industry and in other industries;

•	changes in analysts’ estimates affecting our company, our competitors and/or our industry;

•	changes in the accounting methods used in or otherwise affecting our industry;

•	additions and departures of key personnel;

•	announcements of technological innovations or new products available to the personal protective equipment industry;

•	fluctuations in interest rates and the availability of capital in the capital markets; and

•	significant sales of our common stock.

These and other factors are largely beyond our control, and the impact of these risks, singly or in the aggregate, may result in material adverse changes to the market price of our Common Stock and/or our results of operations and financial condition.

We have not paid dividends in the past and do not expect to pay dividends in the future. Any return on investment may be limited to the value of our common stock.

We have never paid cash dividends on our common stock and do not anticipate paying cash dividends in the foreseeable future. The payment of dividends on our common stock will depend on earnings, financial condition and other business and economic factors affecting it at such time as the Board of Directors may consider relevant.

Legislative actions, higher insurance costs and potential new accounting pronouncements may impact our future financial position and results of operations.

There have been regulatory changes, including the Sarbanes-Oxley Act of 2002, and there may potentially be new accounting pronouncements or additional regulatory rulings that will have an impact on our future financial position and results of operations. The Sarbanes-Oxley Act of 2002 and other rule changes as well as proposed legislative initiatives following the Enron bankruptcy are likely to increase general and administrative costs and expenses. In addition, insurers are likely to increase premiums as a result of high claims rates over the past several years, which we expect will increase our premiums for insurance policies. Further, there could be changes in certain accounting rules. These and other potential changes could materially increase the expenses we report under generally accepted accounting principles, and adversely affect our operating results.

Our common stock is subject to the "penny stock" rules of the SEC and the trading market in our securities is limited, which makes transactions in our stock cumbersome and may reduce the value of an investment in our stock.

The SEC has adopted Rule 15g-9 which establishes the definition of a "penny stock," for the purposes relevant to us, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require:

•	that a broker or dealer approve a person's account for transactions in penny stocks; and
•	the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased.

In order to approve a person's account for transactions in penny stocks, the broker or dealer must:

•	obtain financial information and investment experience objectives of the person; and
•
make a reasonable determination that the transactions in penny stocks are suitable for that person and the person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks.

The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prescribed by the SEC relating to the penny stock market, which, in highlight form:

•	sets forth the basis on which the broker or dealer made the suitability determination; and
•	that the broker or dealer received a signed, written agreement from the investor prior to the transaction.

Generally, brokers may be less willing to execute transactions in securities subject to the "penny stock" rules. This may make it more difficult for investors to dispose of our common stock and cause a decline in the market value of our stock.

Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading and about the commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

FINRA sales practice requirements may also limit a shareholder’s ability to buy and sell our stock.

In addition to the “penny stock” rules described above, FINRA has adopted rules that require that in recommending an investment to a customer, a broker-dealer must have reasonable grounds for believing that the investment is suitable for that customer. Prior to recommending speculative low priced securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer’s financial status, tax status, investment objectives and other information. Under interpretations of these rules, FINRA believes that there is a high probability that speculative low priced securities will not be suitable for at least some customers. The FINRA requirements make it more difficult for broker-dealers to recommend that their customers buy our common stock, which may limit your ability to buy and sell our stock and have an adverse effect on the market for our shares.

Future exercises or conversions of certain dilutive instruments, such as convertible Senior Notes, convertible Junior Notes and warrants, may result in substantial dilution and new concentrations in ownership.

In the event that the holders of our Senior Notes and Junior Notes exercise or convert all dilutive derivative instruments held by them, including warrants and accrued interest, they would receive a total of approximately 117,467,345 common shares or 86.3% (as of November 7, 2011) of our fully diluted common shares. Future exercises or conversions of such instruments may result in substantial dilution and new concentrations in ownership. Such shareholders could have the ability to control all matters submitted to our shareholders for approval (including the election and removal of directors and any merger, consolidation or sale of all or substantially all of our assets) and to control our management and affairs. Accordingly, this potential concentration of ownership may have the effect of delaying, deferring or preventing a change in control of our company, impeding a merger, consolidation, takeover or other business combination involving our company or discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of our company, which in turn could have a material adverse effect on the market price of our common shares.

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

Gravis was originally incorporated under the Company Act (British Columbia) on February 8, 2000 under the name Brockton Capital Corp. Its name was then changed to MegaWest Energy Corp. effective February 27, 2007 before it became Gravis on June 20, 2011. At a meeting of the shareholders on October 29, 2007, the shareholders approved the continuance of Gravis from the Province of British Columbia into the Province of Alberta under the Business Corporations Act (Alberta). Effective February 12, 2008, Gravis was continued into the Province of Alberta as a company organized under the Business Corporations Act (Alberta) and ceased to be a company organized under the Business Corporations Act (British Columbia). Gravis is a reporting issuer under the Securities Act in Alberta and British Columbia and is a reporting issuer as that term is defined for United State purposes, as a company that has a class of securities, its common shares, registered under the Securities Exchange Act of 1934.

The Company was originally engaged in the consumer electronics market. However, due to our inability to generate revenues from this business, on November 1, 2006 new management was hired to pursue alternative business opportunities, namely non-conventional oil and gas resource exploration and development. In December 2006 we entered into several non-binding letters of intent with companies involved in the business of the exploration of oil and gas resources in Kansas, Missouri, Kentucky and Texas.

On March 26, 2007, we purchased (through our subsidiary, MegaWest Energy (USA) Corp.) all of the assets of Deerfield Energy Kansas Corp. The purchased assets included certain items of equipment and fixed assets and interests in two oil and gas leases covering 392 unproved acres in respect of the Chetopa project near Chetopa, Kansas. The consideration given for the assets was 25,000 shares of our common stock and the assumption of a promissory note in the amount of $500,000 payable to a private company, Agosto Corporation Limited. Pursuant to our assumption of the promissory note, we granted Agosto a conversion feature that enables the holder of the note to convert the principal amount of the loan plus accrued interest into shares of our common stock at a rate of US$2.50 per share. On maturity on June 20, 2008 these promissory notes were converted into common shares of our company.

As part of the project, Gravis Oil is obligated to pay a net revenue interest up to a maximum of $750,000 on net revenues generated from the Chetopa project. The net revenue interest becomes payable after Gravis Oil recovers 100 percent of its capital and operating costs, and will be paid quarterly from 25 percent of the project's net revenues. As at September 30, 2010 no amount of net revenue interest has been earned.

On April 2, 2007, we acquired (in conjunction with MegaWest Energy (USA) Corp.) all of the issued and outstanding membership units of Kentucky Reserves, LLC (Kentucky Reserves) in consideration for $3,000,000 cash and 500,000 shares of our common stock. Kentucky Reserve's assets included oil and gas leases covering 27,009 unproved acres in the Edmonson, Warren and Butler Counties in Kentucky. Pursuant to the membership unit purchase agreement, we acquired a 62.5 percent working interest in the shallow rights in certain tar sands and a 37.5 percent interest in the certain deep rights. Furthermore, pursuant to the purchase agreement, we were committed to undertake a $15,000,000 work program within the area covered by the leases, which work program was required to be completed by October 2009 for the purpose of determining the most effective way of extracting heavy oil/bitumen from the leases. The work program was to consist of field testing and evaluation, drilling, logging and coring of wells, formation and fluid testing, the construction of heavy oil pilot projects such as steam, water flooding, solvent injection, electro-thermal heating, or the like. If we had been unable to expend the work program commitment within the said period, we would have been subject to a 37.5 percent penalty on the unexpended amount of the work program commitment. However, pursuant to an amending agreement dated April 9, 2009 with Kentucky Reserves II, LLC (“KRII”), the said work program obligations and attendant penalty payment provisions were terminated in consideration for: (i) a reduction in our working interest in the shallow rights from 62.5 percent to 37.5 percent; (ii) a transfer of the ownership of the oil and gas leases to KRII; and (iii) our continuing obligation to pay, directly to the lessors of the lands which make up the Kentucky project, lease rentals for the 24-month period commending March 1, 2009 (estimated at $225,000).

On April 5, 2007, we acquired (through MegaWest Energy (USA) Corp.) all of the issued and outstanding membership units of Deerfield Energy LLC (“Deerfield Missouri”) in consideration for US$925,000 cash, including a change in control fee, and 475,000 shares of our common stock. The assets of Deerfield Missouri include rights to oil development agreements in Vernon County, Missouri covering 7,620 unproved acres and all of the issued and outstanding units of Deerfield Kansas. At the closing of the transaction, we paid $625,000 of the purchase price. Owing to potential issues related to certain oil development agreements, the unpaid cash of $300,000 and 475,000 shares of our common stock were placed in an escrow account, set-up for our indemnification in respect of the said claims. Pursuant to the escrow agreement, the said cash and shares can be released on a pro-rata basis to the previous unit holders of Deerfield Missouri upon either the modification of certain oil development agreements into oil and gas leases or until 4,000 acres of replacement acreage have been leased. To rectify the escrow indemnifications, we engaged in a leasing program in Missouri and in October 2007, we surpassed the 4,000 acre threshold of replacement acreage. As a result, the $300,000 cash and 475,000 shares of our common stock held in escrow were released. Of the cash held in escrow, $100,000 plus interest was paid to us for reimbursement of our costs associated with leasing the replacement acreage.

On April 25, 2007, we acquired (in conjunction with MegaWest Energy (USA) Corp.) all of the issued and outstanding membership units of Trinity Sands Energy LLC (Trinity) in consideration for $200,000 cash and 9,500 exchange shares of MegaWest Energy (USA) Corp. Each exchange share may be exchanged for US$10 in cash or 10 shares of our common stock during the period January 1, 2008 to July 31, 2008, after this time, we may compel the holders of the exchange shares to convert their exchange shares into shares of our common stock. The assets of Trinity consisted of a 50 percent working interest in approximately 14,948 unproved acres in Edwards County, Texas and an earn-in agreement to increase the said working interest to 66.67 percent and earn up to a 66.67 percent working interest in an additional 13,348 undeveloped acres in Edwards Country, Texas. As of February 28, 2008, all of the exchange shares were converted into 950,000 shares of our common stock.

In June 2007, we began oil production from the Chetopa project and have shipped approximately 11,500 barrels of oil from the project. To date this production has been incidental to the pilot project.

On October 24, 2007, we acquired (in conjunction with MegaWest Energy Montana Corp.) a 40 percent working interest in oil and gas leases covering approximately 37,400 unproved acres of land in Montana for consideration of $300,000 cash and 50,000 units, of which each unit consists of one share of our common stock and one-half of one share purchase warrant (each whole warrant entitles the holder to purchase an additional share of our common stock at an exercise price of US$25.00 per share until April 24, 2009). Pursuant to earn-in agreements, we can earn an additional 20 percent working interest in the lands by completing $2.5 million of work that includes additional leasing, seismic, geological studies, test wells and pilot project development and implementation. In addition, our company and the vendors have established a regional area of mutual interest (AMI) covering approximately 1,000,000 acres that will remain active for the next two years. The interest in the AMI will be divided 65 percent to our company and 35 percent to the vendors. We will pay for 100 percent of the lease acquisition, initial geological and geophysical activity, drilling and completing of all wells, if any, comprising an agreed upon initial work program for each new prospect within the AMI and we will receive 100 percent payout of all such costs and expenses incurred for each such prospect prior to vendor receiving its respective share.

In November 2007, we commenced construction of our first commercial project in Missouri called Marmaton River. Commissioning and start up of the facility was completed on March 16, 2008 when steam injection commenced and the first oil sales from the project occurred on August 4, 2008 (see "Business Overview" below in this annual report).

On May 15, 2008, we completed a private placement of 2,675,000 shares of our common stock at US$6.00 per share for aggregate proceeds of US$16,050,000. The proceeds of the placement were used to fund our ongoing oil and gas exploration and development activities.

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

On August 28, 2009, we entered into a strategic arrangement with the Iroquois Capital Opportunity Fund, L.P. (ICO Fund) aimed at recapitalizing our company and enabling the restart of production at our Missouri projects. The arrangement involved several transactions, all of which were completed on or about August 28, 2009, including:

•
the sale of a 10 percent working interest in our existing land and production projects on 15,313 acres of our oil and gas leases located in Missouri and Kansas (the Deerfield Area), which area includes our Grassy Creek and Marmaton River projects, to Mega Partners 1, LLC (MP 1), an affiliate of the ICO Fund for $2.0 million. In connection with the sale of the working interest, we granted MP 1 various options, including: (i) the option to acquire an additional 10 percent working interest in future development within the Deerfield Area; (ii) the option to acquire up to a 20 percent proportionate interest in any of our properties outside of the Deerfield Area by paying a proportionate 133 percent share of our costs-to-date in respect of such property until the later of the full redemption or conversion of the Series A or Series B preferred shares (issued pursuant to the arrangement with the ICO Fund) and August 27, 2011; and (iii) the option to participate with our company in any future oil and gas property acquisitions for a proportionate 20 percent share of the cost of any such acquisition until the later of the full redemption or conversion of the Series A or Series B preferred shares and August 27, 2011; and

•
an offering to investors (led by the ICO Fund) of 22,000 Series A convertible preferred shares, each with a stated value of $100, for gross proceeds of $2.2 million. The Series A preferred shares are convertible into shares of our common stock at $0.70 per common share and have a quarterly cumulative dividend equal to either 5 percent, if paid in cash (15 percent upon the occurrence of certain events of default) or 7.5 percent, if paid in additional Series A preferred shares. In connection with the Series A preferred share offering, our company also issued to the subscribers thereunder: (i) 1,540,000 common stock purchase warrants, each entitling the holder thereof to purchase an additional common share at $2.50 per share until August 28, 2014; and (ii) additional investment rights consisting of the right to purchase convertible shares 20,000 Series B convertible preferred shares, each with a stated value of $100, convertible into common shares at $1.00 per common share attached to which would be 1,000,000 common share purchase warrants, each entitling the holder thereof to purchase an additional common share at $3.50 per common share for a period of five years from the date of issuance.

Following closing of the August 28, 2009 financing, Gravis Oil re-started its Deerfield, Missouri operations and the initial oil production response to steam injection on both the Marmaton River and Grassy Creek projects was positive.

On April 29, 2010 the Company secured a line of credit with a private lender for the sole purpose of buying natural gas to fuel the steam generators on its Marmaton River and Grassy Creek projects. The credit facility is available up to a maximum of U.S. $1.0 million at an interest rate of 2% per month calculated on the average daily outstanding principal balance. As security, the Company had signed a mortgage and a promissory note in the amount of $1.0 million granting security to the lender over certain Missouri properties. At the date of this report, there was no balance owing under this credit facility and it was terminated.

Working Interest Acquisition:

Effective July 1, 2010, Gravis Oil reacquired a 10% working interest in the Company’s Missouri Marmaton River and Grassy Creek projects from Mega Partners 1, LLC (“MP1”) in exchange for a 2.75% gross overriding royalty interest on the projects. Following this acquisition, Gravis Oil has a 100% working interest in both projects. A receivable owed to Gravis Oil by MP1 as at July 1, 2010, has been converted into a note receivable that is recoverable from 50% of the gross overriding royalty, with outstanding balances to bear interest at the U.S. bank prime rate plus three percent (3%). MP1 retains the option to acquire up to an additional 10% interest in future projects within the Deerfield Area, on a project by project basis, by paying up to a $300,000 equalization payment per project and thereafter its proportionate share of all future development and operating costs in respect of such project, including a proportionate share of facility costs.

In addition to its right to acquire additional interest in the Missouri Deerfield area MP1 also obtained certain rights to acquire additional property interests as follows:

•
For a period which is the latter of either the Series A or B Preferred Shares (or the underlying investment rights to buy Series B Preferred Shares) being outstanding or August 28, 2011 MP1 has the option to acquire up to a 20% proportionate interest in any of the Company’s properties outside of the Deerfield Area by paying a proportionate 133% of the Company’s costs-to-date in respect of such property; and

•
For a period which is the latter of either the Series A or B Preferred Shares (or the underlying investment rights to buy Series B Preferred Shares) being outstanding or August 28, 2011, MP1 has the option to participate with the Company in any future oil and gas property acquisitions for a proportionate 20% share of any such acquisition.

On July 30, 2010, the Company closed a $2.5 million financing with a group of its existing shareholders. The transactions included the issuance of $2.5 million in senior secured convertible notes (“Senior I Notes”), the conversion of the outstanding Preferred A Shares into junior secured convertible notes (“Junior Notes”) and the reacquisition by Gravis of a 10% working interest in the Marmaton River and Grassy Creek projects in exchange for a 2.75% overriding royalty interest on the same properties.

A summary of the features and terms of the financing are as follows:

•
Issuance of Senior I Notes for proceeds of $2.5 million, maturing on January 30, 2012 with an annual coupon rate of 8% cash or 12% in additional Senior I Notes at the Company’s option until January 30, 2011 and at the holder’s option thereafter. Senior I Notes are redeemable in cash at any time or convertible into common shares at US$0.50 per common share at the Company’s option if the underlying shares are freely tradable and common shares trade at or above $2.50 per share for the previous 20 consecutive trading days and the daily average trading volume has been in excess of $750,000 per day for the same period. In the event of redemption before the end of the term, there will be a 5% premium due on the investment amount. Note holders may elect to receive the redemption in common shares at the conversion price. Senior I Note holders received one warrant for each $0.50 principal amount of the Senior I Notes for 5,000,000 warrants (“Senior I Warrants”). Senior I Warrants are exercisable at $0.50 per share until July 29, 2013.

•
Conversion of 22,000 Preferred A Shares plus accumulated dividends of $301,069 into $2,501,069 of Junior Notes maturing on July 30, 2013 with an annual coupon rate of 5% cash or 7.5% in additional Junior Notes, at the Company’s option and at the holder’s option thereafter. The Junior Notes are redeemable in cash at any time at the holder’s option at a conversion price of $0.50 per common share. The Junior Notes are also redeemable in cash at any time at the Company’s option or convertible into common shares at $0.50 per common share at the Company’s option provided: i) production from the Missouri Deerfield project is 15,000 barrels of oil in a 30 day period; ii) the common shares have traded at or above US $2.50 per share for the preceding 20 consecutive trading days; and iii) the daily average dollar trading volume has been in excess of US $750,000 per day for the same 20 day period.

•	Extension of the expiry date on the outstanding option to acquire Series B Preferred Shares to May 24, 2011 (further extended to June 7, 2011).
•
Re-acquisition of a 10% working interest in the Company’s Missouri Marmaton River and Grassy Creek projects from Mega Partners 1, LLC (“MP1”) in exchange for a 2.75% gross overriding royalty interest on the projects, effective July 1, 2010. Following this acquisition, Gravis has a 100% working interest in both projects. In addition:

•
MP1 retains the option to acquire up to an additional 10% interest in future projects within the Deerfield Area, on a project by project basis, by paying up to a US $300,000 equalization payment per project and thereafter its proportionate share of all future development and operating costs in respect of such project, including a proportionate share of facility costs.

•
For a period which is the latter of either the Series A or B Preferred Shares (or the underlying investment rights to buy Series B Preferred Shares) being outstanding on August 28, 2011, MP1 had the option to acquire up to a 20% proportionate interest in any of the Company’s properties outside of the Deerfield Area by paying a proportionate 133% of the Company’s costs-to-date in respect of such property and the option to participate with the Company in any future oil and gas property acquisitions for a proportionate 20% share of any such acquisition. This option expired.

On September 21, 2010, the Company and its working interest partner farmed out 5,100 net acres in the Little Muddy Area of the Company’s Kentucky project.

On December 28, 2010, January 31, 2011 and March 7, 2011, the Company issued a total of $4.6 million senior secured convertible notes (“Senior II Notes”).

A summary of the features and terms of the Senior II Notes are as follows:

•
Issuance of Senior II Notes for proceeds of $4.6 million, maturing 18 months after closing, with an annual coupon rate of 8% cash or 12% in additional Senior II Notes at the Company’s option for the first six months after closing and at the holder’s option thereafter. Senior II Notes are redeemable in cash at any time or convertible into common shares at $0.20 per common share at the Company’s option if the underlying shares are freely tradable and common shares trade at or above $2.50 for the previous 20 consecutive trading days and the daily average trading volume has been in excess of US $750,000 per day for the same period. Senior II Note holders received one warrant for each $0.50 principal amount of the Senior Notes for 9,200,000 warrants (Senior II Warrants). Senior II Warrants are exercisable at $0.25 per share for a period of 36 months after closing.

In the event the Company issues common shares or securities convertible into or exercisable for common shares at a price per share or conversion or exercise price less than the conversion or exercise prices agreed to for each note, the conversion price of the notes and the exercise price of the warrants is automatically reduced to such lower prices. The number of warrants outstanding will be increased such that the expected exercise proceeds remain unchanged.

•
On December 28, 2010, the conversion price of the Senior I Notes and Junior Notes was reduced from $0.50 to $0.20 per share and the exercise price of the Senior I Warrants was reduced from $0.50 to $0.25 per share.

During October 2011, as a result of the Company’s financial position, cost factors and market conditions it suspended operations on its Missouri oil and gas assets - See Business Overview below.

B.	Business Overview

Prior to November 2006, we were a technology company, whose business plan was to acquire the rights to market, sell and distribute a product line of consumer electronic technology products in Canada.

Since November 1, 2006, the primary business activity of Company has been the acquisition, exploration and development of a number of unproven heavy oil properties in the United States. Its activities to date have included analysis and evaluation of technical data, preparation of geological models, acquisition of mineral rights, exploration and development drilling, conceptual engineering, construction and operation of thermal demonstration projects, and securing capital to fund related expenditures.

In December 2008, the Company reduced its staff and suspended all its capital projects, including operations at its two Missouri heavy oil projects, pending a recovery in oil prices and obtaining financing.

During the spring and summer of 2009, to provide funding to re-start steam injection operations on its Deerfield Missouri acreage, the Company closed a 10% working interest disposition in its Deerfield Missouri project area for proceeds of $2,000,000 and closed the sale of 22,000 Series A Preferred Shares (“Preferred A Shares”) with a stated value of $100 each for proceeds of $2,200,000. Following closing of the transactions, Gravis re-started its Deerfield, Missouri project and the initial oil production response to steam injection on both the Marmaton River and Grassy Creek projects was positive.

On July 30, 2010, the Company closed a $2.5 million financing with a group of its existing shareholders. The transactions included the issuance of $2.5 million in senior secured convertible notes (“Senior I Notes”), the conversion of the outstanding Preferred A Shares into junior secured convertible notes (“Junior Notes”) and the reacquisition by Gravis of a 10% working interest in the Marmaton River and Grassy Creek projects in exchange for a 2.75% overriding royalty interest on the same properties.

On December 28, 2010, January 31, 2011 and March 7, 2011, the Company issued a total of $4.6 million senior secured convertible notes (“Senior II Notes”).

During the spring of 2011, the administration of the Company was moved to Houston, Texas.

As at April 30, 2011, the Company has a working capital deficiency of $1.4 million, recurring losses and net cash outflows from operating activities and an accumulated deficit during the development stage of $135.5 million.

As of the date of this report the Company has now completed a work-over of virtually all of its production wells in both of its Missouri projects. Pumps were upgraded or replaced and tubing re-landed. Thermal and pressure data acquisition equipment was installed in certain new well test patterns, and well logs were been run to identify the un-swept areas of the reservoir. Chemical surfactant and seismic stimulation technologies have been tested on the new pattern with varied results. However, due to the significant capital cost of steam injection, the volatility of oil prices, and the Company’s financial position, management elected to suspend operations on its Missouri oil and gas assets in October 2011.

During September 2011, the Company was cease traded by the Alberta and British Columbia securities commissions for failure to file certain financial information - See Legal Proceedings below.  The Company has made the required filings and believes that the Alberta and British Columbia cease trade orders will be lifted.    However, as of the date of this report the cease trade orders have not been revoked and no assurances can be given as to when or if they will be lifted.   Until these cease trade orders are revoked the Company’s ability to raise capital is significantly restricted.

We expect that our current capital and our other existing resources will be sufficient only to provide a limited amount of working capital, and the revenues generated will not alone be sufficient to fund our operations or planned growth. We anticipate that we will require up to approximately $2 million for our anticipated operations for the next twelve months, depending on revenues. In addition when our Senior Notes and Junior Notes come due the Company currently lacks the resources to repay them.  While the Company plans on renegotiating the terms of the Senior Notes and Junior Notes there can be no assurance that the Company will be successful and the Senior Note and Junior Note holders may demand repayment and or force their security interests against our assets. We will require additional capital to continue to operate our business and to further expand our exploration and development programs. We may be unable to obtain additional capital required. Furthermore, inability to maintain capital may damage our reputation and credibility with industry participants. Our inability to raise additional funds when required may have a negative impact on our consolidated results of operations and financial condition.

Operational and Project Review

The following table summarizes the costs incurred in oil and gas property acquisition, exploration, and development activities for our company for the years ended April 30, 2011, 2010 and 2009:

Cost	Missouri	Kentucky	Montana	Kansas	Texas	Other	Total
Balance, April 30, 2010	$24,936,309	$3,215,682	$686,209	$94,613	$-	$1,354,996	$30,287,809
Additions	1,516,465	102,364	-	4,745	-	-	1,623,574
Depletion	(720,740)	-	-	-	-	-	(720,740)
Impairment	(9,066,590)	(3,179,174)	(602,913)	-	-	-	(12,848,677)
Foreign currency translation	(301,444)	(38,872)	(8,296)	(1,144)	-	(16,380)	(366,136)
Balance, April 30, 2011	$16,364,000	$100,000	$75,000	$98,214	$-	$1,338,616	$17,975,830

Cost	Missouri	Kentucky	Montana	Kansas	Texas	Other	Total
Balance, April 30, 2009	$22,462,582	$2,695,991	$1,273,963	$83,803	$251,460	$1,529,053	$28,296,852
Additions	714,821	49,223	15,413	-	-	5,557	785,014
Recoveries and transfers	38,311	-	-	(3,200)	(323)	(4,719)	30,069
Disposition	(2,011,529)	-	-	-	-	(379,548)	(2,391,077)
Depletion	(95,815)	-	-	-	-	-	(95,815)
Impairment	-	-	(816,696)	-	(290,237)	(55,612)	(1,162,545)
Foreign currency translation	3,827,939	470,468	213,529	14,010	39,100	260,265	4,825,311
Balance, April 30, 2010	$24,936,309	$3,215,682	$686,209	$94,613	$-	$1,354,996	$30,287,809

Cost	Missouri	Kentucky	Montana	Kansas	Texas	Other	Total
Balance, April 30, 2008	$15,426,924	$43,241,600	$17,464,748	$3,912,739	$297,870	$1,567,335	$81,911,216
Additions	9,842,427	1,729,644	1,351,879	289,679	578,319	916,508	14,708,456
Impairment	-	(36,981,914)	(15,396,845)	(3,646,484)	(578,319)	(865,237)	(57,468,799)
Foreign currency translation	(2,806,769)	(5,293,339)	(2,145,819)	(472,131)	(46,410)	(89,553)	(10,854,021)
Balance, April 30, 2009	$22,462,582	$2,695,991	$1,273,963	$83,803	$251,460	$1,529,053	$28,296,852

Missouri

The Company’s Missouri lease holdings totaled 38,119 net mineral acres with a 98.3 % operating interest. On separate pilot projects at Deerfield, Gravis has built two 500 barrel of oil per day steam drive production facilities (Marmaton River and Grassy Creek) comprised of 116 development production wells, 39 steam injection wells and 14 service and observation wells. Throughout the Deerfield area, the Company has drilled 73 exploration/delineation wells with a 67% success rate.

Phases I and II of the Marmaton River steam drive project together occupy 20 acres of project land developed as a pre-commercial project, which includes a steam generation and oil treating plant with a throughput capacity of 500 barrels of oil per day, 23 steam injection wells, 64 producing wells, and 6 service and observation wells. All Phase II wells have been tied in with steam injection initiated in 3 of 10 patterns. As at April 30, 2011, cumulative production at Marmaton is 42,253 barrels of oil.

The Grassy Creek steam drive project has a steam injection and production treating plant similar to Marmaton River with a design capacity of 500 barrels of oil per day. Phase I of the project consists of 46 production wells, 15 steam injection wells, and 6 service and observation wells occupying approximately 20 acres of the project site. As at April 30, 2011, cumulative production at Grassy Creek to date is 26,406 barrels of oil. In April 2011, the Company drilled, completed and equipped the first of several phase 2 patterns utilizing improved technology and methods that leverage what has been learned by operating Phase 1. The pattern was put into operation in early May 2011. Temperature profiles have increased as planned and early oil production indications are positive.

The Company has now completed work-overs on all production wells in both projects. Pumps were upgraded or replaced and a number of surface equipment upgrades have been made. Thermal and pressure data acquisition equipment was installed, and well logs have been run to identify swept versus un-swept areas of the reservoir. Chemical, solvent and surfactant technologies are currently being tested.

Previous production operations achieved encouraging initial oil production rates of up to 300 bbls per day of clean sales oil. Gravis expects added efficiencies and potentials with its additional investment in technology, coupled with what we have learned from our initial production operations. It is anticipated that each of these projects could develop 250 to 300 acres of their respective 320 acres of leases over their 25 to 30 year project life. Additional drilling phases on each of these projects will be necessary to maintain the individual project 500 barrel per day target oil production rates. It is further anticipated that a number of additional projects of similar design and size may be drilled and constructed across Gravis’ Missouri lease holdings.

Gravis is selling all of its oil production for a field gate price equivalent to 80% of the NYMEX posted price for West Texas Intermediate oil sales. Gravis purchases natural gas to fuel its boilers for an "at the burner tip" price approximately equivalent to the NYMEX Henry Hub spot price for natural gas. Natural gas is the largest input cost for the Company's operations; therefore the current ratio of oil to natural gas prices has a very positive impact on project economics.

As at April 30, 2011, the Company recorded an impairment charge of $9,066,590 (2010 - $nil; 2009 - $nil) on the Missouri projects and now carries the value of the Missouri properties at the value of proved and probable reserves.

Subsequent to April 30, 2011, as a result of the Company’s financial position, cost factors and market conditions it suspended operations on its Missouri oil and gas assets.

Kentucky

The Kentucky lease holdings include a 37.5 % working interest in 29,147 unproved net mineral acres (10,930 company net acres).

On September 21, 2010, the Company and its 62.5% working interest partner (together the “Farmor”) signed a farm-out agreement for their interest in 5,100 net acres in the Little Muddy Area of Butler County, Kentucky to a Houston-based independent exploration and production company (“Farmee”).

On December 4, 2010, this farm-out agreement was expanded to cover the full 29,147 unproved net mineral acres. All acreage leased in Kentucky by the Farmor and the Farmee in Butler, Warren, Edmonson and Muhlenberg counties shall be pooled and be subject to the new agreement. The Farmee currently owns about 1,000 net acres contiguous with Farmor’s leases which will be included in the joint lands.

During the year ended April 30, 2011, the Company recorded an impairment charge of $3,179,174 (2010 - $nil; 2009 - $36,981,914) on the Kentucky project as a result of the lack of development activity by the Farmee and the curtailment of Company plans to continue exploration on the project due to a lack of available capital. As a result of these factors and to help raise capital for other purposes the Company is seeking to depose of its interest in this property. To date no offers have been received on the property and the amount that may be ultimately realized is unknown.

Montana

The Montana leases total 3,982 gross acres (2,019 net) divided amongst two prospects: Devils Basin and Teton. The leasehold in the Devils Basin prospect totals 1,175 gross acres (881 net). Gravis currently owns a 75% working interest in this prospect. There are two active leases in the Teton Prospect totaling 2,807 gross acres (1137 net). Gravis currently owns a 53.69% working interest in this prospect.

Trade seismic was purchased on the Devils Basin prospect to identify one or more prospective drill locations targeting light oil from the Heath Shale. The Company has no near-term plans to proceed with the project.

During the year ended April 30, 2011 the Company recorded an impairment charge of $602,913 (2010 - $816,696, 2009 - $15,396,845) on the Montana project. The impairment was recorded due to the expiry of leases and the continued curtailment of plans to continue exploration on the lands in the near term because of the lack of capital available for this project. The remaining costs represent the Company’s estimate of the fair value of the leases as determined by sales in the area for long term leases with farmout potential and related seismic value.

Kansas

The Chetopa project is a pre-commercial heavy oil demonstration project located two miles south of Chetopa, Kansas. The project is currently suspended, and includes certain oil and gas equipment and a 100% interest in two oil and gas leases covering 385 net mineral acres. The Company has no near-term plans to proceed with the project. During the year ended April 30, 2011 the Company recorded an impairment charge of $nil (2010 - $nil, 2009 - $3,646,484). The carrying value of the Chetopa project represents the estimated salvage value of the equipment.

Other

Other costs consist primarily of five used steam generators and related equipment that will be assigned to future projects.

Principal Markets

The principal market that we compete in is the North American energy market, specifically the North American oil market.

Extraction Processes and Technology

Our business model is dependent on the use of thermal recovery technologies to recover previously uneconomic oil and gas reserves that have now been made economically viable by increases in the price of oil and the development of new technologies in Canada. Our operational and head office is in Calgary, Alberta, where we have access to technical experts in the recovery of heavy oil using various methods of primary and thermal heavy oil recovery, including CSS, SAGD, steam drive, in situ combustion, ET-DSP (a form of electro-thermal heating) and solvent processes.

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

In Situ Resource Recovery

Although most heavy oil or bitumen in Canada is currently produced by open pit mining, about 80% of the oil sands are buried too deep below the surface for this process to be applied. This oil must be recovered by in situ techniques, which heat or dilute the heavy oil, thereby lowering its viscosity and allowing it to migrate towards producing wells, where it is brought to the surface. A technical review of our prospects will identify the most suitable technology for each resource and may include proven technologies such as CSS, SAGD, steam drive, in situ combustion and CO2 injection or such emerging technologies as ET-DSP (a form of electro-thermal heating) or N-Solv (a solvent based technology).

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

We have one wholly-owned subsidiary MegaWest USA, which was incorporated in Nevada on January 9, 2007, and the following indirect wholly-owned subsidiaries that are directly owned by MegaWest USA:

Subsidiary	Jurisdiction of Incorporation	Incorporation / Acquisition Date
MegaWest Energy Kentucky Corp. (formerly Kentucky Reserves, LLC)	Ohio	April 2, 2007
MegaWest Energy Missouri Corp. (formerly Deerfield Energy LLC)	Delaware	April 5, 2007
MegaWest Energy Kansas Corp. (formerly Deerfield Energy Kansas Corp.)	Delaware	April 5, 2007
MegaWest Energy Texas Corp. (formerly Trinity Sands Energy LLC)	Delaware	April 25, 2007
MegaWest Energy Montana Corp.	Delaware	October 19, 2007

D.	Property, Plants and Equipment

The following table sets forth the number of oil wells in which we held a working interest as of April 30, 2011 and 2010.

	Producing				Non-Producing
	April 30, 2011		April 30, 2010		April 30, 2011		April 30, 2010
	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Kansas					33	33.0	33	33.0
Missouri (1)	116	116	111	99.9	1	1	-	-
Kentucky					5	1.9	5	1.9
Montana					-	-	-	-
Texas					5	1.75	5	1.75
Total	116	116	111	99.9	44	37.65	43	36.65

(1)We drilled six production, one injection and two observation wells in the year ending April 30, 2011. These were drilled in the Grassy Creek Project in Missouri. As well, we increased our working interest in all Missouri producing wells to 100% in the year ending April 30, 2011.

Project Areas

The following table sets forth the lease areas we have an interest in, by area, as of April 30, 2010 and 2009:

Project Areas	April 30, 2011		April 30, 2010
	Gross	Net	Gross	Net
Kansas (1)	385	385	385	385
Missouri	38,119	37,470	38,119	36,598
Kentucky (1)	29,147	10,930	29,147	10,930
Texas (1)	19,938	9,969	29,516	11,751
Montana (1)	3,982	2,019	15,688	8,673
Total	91,571	60,773	112,855	68,337
_____________
(1)	We have discontinued our plans for any further expenditure on these properties as a result of poor drilling results in prior years and a lack of resources. See Operational and Project Review above.

Oil and natural gas information is provided in accordance with the United States Financial Accounting Standards Board (“FASB”) Topic 932 - “Extractive Activities - Oil and Gas”.

The Company retains qualified independent reserves evaluators to evaluate the Company’s proved oil reserves. The Company does not have any natural gas reserves. For the years ended April 30, 2011, 2010 and 2009 the reports by GLJ Petroleum Consultants (“GLJ”) covered 100% of the Company’s oil reserves.

Proved oil and natural gas reserves, as defined within the SEC Rule 4-10(a)(22) of Regulation S-X, are those quantities of oil and gas, which, by analysis of geoscience and engineering data can be estimated with reasonable certainty to be economically producible from a given date forward from known reservoirs, and under existing economic conditions, operating methods and government regulations prior to the time of which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether determinable or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time. Developed oil and natural gas reserves are reserves that can be expected to be recovered from existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well; and through installed extraction equipment and infrastructure operational at the time of the reserves estimate is the extraction is by means not involving a well. Estimates of the Company’s oil reserves are subject to uncertainty and will change as additional information regarding producing fields and technology becomes available and as future economic and operating conditions change.

The following table summarizes the Company’s proved developed and undeveloped reserves (all oil) within the United States, net of royalties, as at April 30, 2011, 2010 and 2009:

Oil (MBbls)	2011	2010	2009

Proved reserves as at May 1	445	79	45
Extensions and discoveries	46	-	43
Dispositions	-	(3)	-
Production	(28)	(32)	(9)
Revisions of prior estimates	-	401	-
Total Proved reserves as at April 30	463	445	79

Oil (MBbls)	2011	2010	2009

Proved developed producing	191	191	-
Non-producing	-	-	34
Proved undeveloped	272	254	45
Total Proved reserves as at April 30	463	445	79

Capitalized Costs Related to Oil and Gas Assets	2011	2010	2009

Proved properties	$10,474,051	$9,630,780	$2,958,979
Unproved properties	105,123,129	104,692,582	107,996,621
	115,597,180	114,323,362	110,955,600
Less: accumulated impairment	(98,143,411)	(85,294,734)	(84,187,801)
Less: accumulated depletion	(816,555)	(95,815)	-
	$16,637,214	$28,932,813	$26,767,799

Costs incurred in Oil and Gas Activities:	2011	2010	2009

Development	$1,623,574	$779,457	$13,131,400
Exploration	-	-	-
	$1,623,574	$779,457	$13,131,400

Standardized Measure of Discounted Future Net Cash Flows From Proved Oil Reserves and Changes Therein:

The following standardized measure of discounted future net cash flows from proved oil reserves has been computed using the average first-day-of-the-month price during the previous 12-month period, costs as at the balance sheet date and year-end statutory income tax rates. A discount factor of 10% has been applied in determining the standardized measure of discounted future net cash flows. The Company does not believe that the standardized measure of discounted future net cash flows will be representative of actual future net cash flows and should not be considered to represent the fair value of the oil properties. Actual net cash flows will differ from the presented estimated future net cash flows due to several factors including:

•	Future production will include production not only from proved properties, but may also include production from probable and possible reserves;
•	Future production of oil and natural gas from proved properties may differ from reserves estimated;
•	Future production rates may vary from those estimated;
•	Future rather than average first-day-of-the-month prices during the previous 12-month period and costs as at the balance sheet date will apply;
•	Economic factors such as changes to interest rates, income tax rates, regulatory and fiscal environments and operating conditions cannot be determined with certainty;
•	Future estimated income taxes do not take into account the effects of future exploration expenditures; and
•	Future development and asset retirement obligations may differ from those estimated.

Future net revenues, development, production and restoration costs have been based upon the estimates referred to above. The following tables summarize the Company’s future net cash flows relating to proved oil reserves based on the standardized measure as prescribed in FASB Topic 932 - “Extractive Activities - Oil and Gas”:

Future cash flows relating to proved reserves:	2011	2010	2009

Future cash inflows	$26,338,000	$26,291,000	$3,425,000
Future operating costs	(9,686,000)	(10,672,000)	(2,004,000)
Future development costs	(3,345,000)	(3,488,000)	(889,000)
Future asset retirement costs	(141,000)	(139,000)	(60,000)
Future income taxes	-	-	-
Future net cash flows	13,166,000	11,992,000	472,000
10% discount factor	(3,225,000)	(3,286,000)	(139,000)
Standardized measure	$9,941,000	$8,706,000	$333,000

Reconciliation of future cash flows relating to proved reserves:	2011	2010	2009
Undiscounted value as at May 1	$11,992,000	$472,000	$256,000
Extensions and discoveries	1,239,600	-	1,075,000
Dispositions	-	(17,900)	-
Production	(775,700)	(481,100)	(44,900)
Revisions of prior volume estimates	-	10,806,300	-
Revisions of pricing	710,100	1,212,700	(814,100)
Undiscounted value as at April 30	13,166,000	11,992,000	472,000
10% discount factor	(3,225,000)	(3,286,000)	(139,000)
Standardized measure	$9,941,000	$8,706,000	$333,000

Item 4A.	Unresolved Staff Comments

None.

Item 5.	Operating and Financial Review and Prospects

A.	Operating Results

The following discussion of our financial condition and results of operations for the fiscal year ended April 30, 2011, should be read in conjunction with our consolidated financial statements prepared in accordance with U.S. GAAP and related notes included elsewhere in this annual report. The following discussion may contain forward-looking statements that reflect our current plans, estimates and beliefs and involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to such differences include those discussed below and elsewhere in this annual report.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company’s accounting policies are described in Note 5 to the annual consolidated financial statements for the year ended April 30, 2011. The consolidated financial statements are prepared in conformity with U.S. GAAP.

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts and other disclosures in these financial statements.  Actual results may differ from those estimates due to factors such as fluctuations in interest rates, currency exchange rates, inflation levels and commodity prices, changes in economic conditions and legislative and regulatory changes.

Significant estimates used in the preparation of these financial statements include estimates of oil and gas reserves and resources and the estimated value of the unproved properties, fair value of the Preferred A Shares at the date of their exchange, derivative fair values, stock-based compensation fair values and estimated cost and timing related to asset retirement obligations.

Certain fair value estimates are based on expected volatility of the Company’s share price.  In 2011, the Company used a volatility rate based on peer entities rather than historical trading prices of its common shares as used in 2010 and prior years.  The volatility of peer entities is considered more representative for the Company due to the dilutive impact of financings completed in 2011 and the limited trading of the Company’s shares on the OTC Bulletin Board.

The preparation of the financial statements requires making estimates and judgments that affect our reported amounts of assets, liabilities, revenue and expenses. On an ongoing basis the Company evaluates the estimates, including those related to acquisitions, status of oil and gas projects (proved or unproved), asset impairment, tax valuation allowances, volatility and market value of our share price, the valuation of preferred shares and contingencies. These estimates are based on information that is currently available to us and on various other assumptions that we believe to be reasonable under the circumstances. Actual results could vary from those estimates under different assumptions and conditions.

The critical accounting policies used in the preparation of our  consolidated financial statements are described below.

Oil and Gas Operations

Gravis follows the full cost method to account for its oil and gas operations, whereby all costs of exploring for and developing oil and gas reserves are capitalized and accumulated in country-by-country cost centers. These capitalized costs will be depleted using the unit-of-production method based on estimates of proved reserves once the underlying property in considered proved. The costs related to unproved properties are not subject to depletion. Factors used to make this assessment included commercial production levels on demonstration projects for an extended period of time and the existence of proved reserves which are not yet considered commercially viable and which require additional capital to complete their ultimate development.

The capitalized costs in each unproved project are assessed to determine whether it is likely such costs will be recovered in the future. Costs which are not likely to be recovered in the future are written-off. We assess the carrying amounts of our unproved oil and gas assets for impairment by assessing the likelihood of recovering our costs through cash flow projections of future net proceeds.

Management prepared estimates of future net proceeds using internal and independent estimates of resource potential. The process of estimating quantities of resource potential is inherently uncertain and complex. It requires significant judgments and decisions based on available geological, geophysical, engineering and economic data. These estimates may change substantially as additional data from ongoing exploration activities becomes available and as economic conditions impacting oil and gas prices and costs change. Our resource estimates are based on assumed exploration success, availability of future capital to finance development, future production forecasts, prices and economic conditions. Additional assumptions and estimates used in the future net proceeds calculations include:

•	estimates of production and recovery rates, which vary depending on the method of extraction used and the characteristics of the reservoir and resource estimates;
•	estimates of operating costs, which vary with equipment and facility efficiency, inflation;
•	estimates of the proceeds of the disposal of oil and gas assets and
•	estimates of future capital costs, which vary with inflation, equipment and facility performance.

Significant changes in these factors could reduce our estimates of future net proceeds and accordingly could result in an impairment of our oil and gas assets. Management will perform quarterly assessments of the carrying amounts of its oil and gas assets as additional data from ongoing exploration activities becomes available.

As a result of these procedures, the Company recorded a $12,848,677 impairment charge on its properties during the year ended April 30, 2011 (2010 - $1,162,545; 2009 - $57,468,799).

Fair Value of the Company’s Common Shares, Options and Warrants and Derivatives

Gravis used valuation techniques that rely on unobservable inputs for its derivatives to estimate their fair values such as expected volatility rates comparable to peer companies.

The fair value of options and warrants granted and the conversion feature of convertible notes were based on Black-Scholes and binomial pricing models, which use the common share fair value on the grant date as an input.

PENDING ACCOUNTING CHANGES

The FASB has issued ASU No. 2010-13, Compensation - Stock Compensation (Topic 718): Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades. This ASU codifies the consensus reached in EITF Issue No. 09-J, "Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades." The amendments to the Codification clarify that an employee share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity shares trades should not be considered to contain a condition that is not a market, performance, or service condition. Therefore, an entity would not classify such an award as a liability if it otherwise qualifies as equity. This rule will not have a material impact on the Company’s financial position or results of operations. The Company has applied the principles from the update in its financial reporting.

In January 2010, the FASB issued Accounting Standards Update 2010-06, Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements. The ASU amends Subtopic 820-10 with new disclosure requirements and clarification of existing disclosure requirements. New disclosures required include the amount of significant transfers in and out of levels 1 and 2 fair value measurements and the reasons for the transfers. In addition, the reconciliation for level 3 activity will be required on a gross rather than net basis. The ASU provides additional guidance related to the level of disaggregation in determining classes of assets and liabilities and disclosures about inputs and valuation techniques. The amendments are effective for annual or interim reporting periods beginning after December 15, 2009, except for the requirement to provide the reconciliation for level 3 activities on a gross basis, which will be effective for fiscal years beginning after December 15, 2010. The Company is currently assessing the impact of ASU 2010-6 and does not expect the adoption of this guidance to have a material impact on its consolidated financial statements.

The FASB has issued ASU 2011-05, Comprehensive Income: Presentation of Comprehensive Income, the requirements of which increase in the prominence of other comprehensive income in financial statements. The Company is currently assessing the impact of ASU 2011-05 and does not expect adoption of this guidance to have a material impact on its consolidated financial statements.

Results of Operations

Fiscal Year Ended April 30, 2011 Compared to Fiscal Year Ended April 30, 2010

	Years ended April 30
	2011	2010
Revenue and other income
Oil sales	$1,565,963	$1,575,150
Interest income	16,213	6,073
	1,582,176	1,581,223

Expenses
Operating	3,470,746	3,955,084
Impairment of oil and gas assets	12,848,677	1,162,545
General and administrative	3,307,060	3,193,449
Depreciation, depletion and accretion	844,160	293,113
Interest and accretion	1,512,443	-
Foreign exchange loss (gain)	(86,959)	98,225
Change in fair value of derivatives	9,395,435	829,166
	31,291,562	9,531,582
Net loss	$(29,709,386)	$(7,950,359)
Net loss per share	$(2.22)	$(0.60)
Weighted average number of shares - basic and diluted	13,387,166	13,325,545

Oil sales

During the year ended April 30, 2011, the Company’s Missouri properties produced 26,549 barrels of oil at an average price (net of royalties) of $59 per barrel as compared to 2010 production of 29,775 barrels at an average price (net of royalties) of $53 per barrel.

Production decreased due to 3 months of shut in for downhole repairs and then operations with restricted gas use to conserve operating funds.

Interest income

2011 interest income is mainly interest earned from July 2010 to April 2011 on the long-term receivable at U.S bank prime rate plus 3%. 2010 interest income was earned on bank balances.

Operating expenses

During the year ended April 30, 2011, the Company incurred $3,470,746 ($131 per barrel) of operating costs compared to $3,955,084 ($133 per barrel) in 2010.

Impairment of oil and gas assets

See Operational and Project Review section.

General and administrative expenses

	Year ended April 30
	2011	2010
Stock-based compensation:
Stock options	$575,835	$500,293
Compensation warrants	152,010	-
Consulting warrants	166,810	-
Shares issued for services	-	7,638
Less: capitalized portion	(9,495)	(50,846)
	885,160	457,085
Salaries and benefits	1,063,706	1,401,257
Professional fees	1,104,290	460,101
Investor relations	64,818	45,177
Office and administrative	325,259	938,534
Information technology	44,364	52,754
Less: capitalized portion	(180,537)	(161,459)
	2,421,900	2,736,364
	$3,307,060	$3,193,449

The primary variances in general and administrative expenses for the 2011 periods as compared to the 2010 periods are as follows:

•	Stock-based compensation expense is higher in 2011 due to the granting of:
•	500,000 stock options in January 2011 and 802,000 stock options in April 2011;
•	480,000 compensation warrants in April 2011; and
•	720,000 consulting warrants in July 2010 and 2,000,000 consulting warrants in December 2010;
•
Salaries and benefit costs increased in the fourth quarter of 2011 due to the hiring of a new president in January 2011. Annual salaries and benefits costs are lower in 2011 due to reduced staffing levels for the majority of the year;

•
Professional fees, consisting of legal, audit, accounting and tax advisory fees, increased due to services related to financial reporting and regulatory compliance and the Company’s dispute with its landlord (see Contingency and Contractual Obligation section);

•	Investor relations expenses increased in 2011 related to the Company’s efforts to raise investor awareness of the Company;
•
Office and administrative costs decreased due to management’s efforts to reduce costs, the closing of a field office in Missouri and no Calgary office lease payments made since December 2009 (see Contingency and Contractual Obligation section); and

•	Information technology costs decreased in 2011 due to a reduction in the outsourcing of technology services.

Interest and accretion

Interest and accretion expense is related to the interest and accretion on the Junior and Senior notes.

Foreign exchange gain/loss

The 2011 net foreign exchange gain is comprised of gains on the translation of U.S. dollar denominated transactions and balances to Canadian dollars in the first quarter, partially offset by losses on the translation of Canadian dollar denominated transactions and balances to U.S dollars in the second, third and fourth quarters, both due to a weakening U.S. dollar.

The 2010 net foreign exchange loss is comprised of Canadian dollar foreign exchange losses on the translation of U.S. dollar denominated transactions and balances to Canadian dollars.

Change in fair value of derivatives

The increase in the fair value of the following derivative liabilities is recognized in the consolidated statement of operations as change in fair value of derivatives expense:

	Preferred A Warrants	Preferred B Option	Conversion feature derivative	Senior warrants	Consulting warrants	Total
Balance, April 30, 2010	$740,269	$590,640	$-	$-	$-	$1,330,909
Fair value on date of issue	-	-	1,883,200	1,808,070	166,810	3,858,080
Conversion of Senior I Notes	-	-	(84,530)	-	-	(84,530)
Change in fair value	2,479,431	4,531,654	1,070,960	988,820	324,570	9,395,435
Balance, April 30, 2011	$3,219,700	$5,122,294	$2,869,630	$2,796,890	$491,380	$14,499,894

Fiscal Year Ended April 30, 2010 Compared to Fiscal Year Ended April 30, 2009

	Years ended April 30
	2010	2009
Revenue and other income
Oil sales	$1,575,150	$-
Interest income	6,073	135.190
	1,581,223	135,190

Expenses
Operating	3,955,084	-
Impairment of oil and gas assets	1,162,545	57,468,799
General and administrative	3,193,449	4,046,550
Depreciation, depletion and accretion	293,113	127,884
Interest and accretion	-	12,479
Foreign exchange loss (gain)	98,225	(1,573,251)
Change in fair value of derivatives	829,166	-
	9,531,582	60,082,461
Net loss	$(7,950,359)	$(59,947,271)
Net loss per share	$(0.60)	$(4.60)
Weighted average number of shares - basic and diluted	13,325,545	13,035,892

Oil Sales and Operation Costs

During fiscal 2010 the Company began commercial production on its Missouri property and as such began recording oil sales and operating costs. Prior to the year ended April 30, 2010 any incidental oil sales and operating costs were capitalized see Operational and Project review section.

Impairment of Oil and Gas Assets

 See Operational and Project Review section.

General and administrative expenses.

	Year ended April 30
	2010	2009
Stock-based compensation:
Stock options	$500,293	$784,887
Compensation warrants	-
Consulting warrants	-
Shares issued for services	7,638	222,533
Less: capitalized portion	(50,846)	(472,486)
	457,085	534,934
Salaries and benefits	1,401,257	2,576,423
Professional fees	460,101	439,370
Investor relations	45,177	188,908
Office and administrative	938,534	1,136,719
Information technology	52,754	213,229
Less: capitalized portion	(161,459)	(1,043,033)
	2,736,364	3,511,616
	$3,193,449	$4,046,550

•
Stock-based compensation expense of $457,085 was recorded for the fiscal year ended April 30, 2010 (2009 - $534,934). The overall decrease in stock-based compensation from 2010 to 2009 is primarily due to the vesting of certain options granted in prior years for which stock-based compensation was recorded in 2009 but is no longer recognized in 2010.

•
Salary and benefit costs of $1,401,257 were recorded for the fiscal year ended April 30, 2010 (2009 - $2,576,423). The decrease in salaries and benefit costs in fiscal 2010 is due to a change in the mix of the employees with less senior staff in 2010 than in 2009.

•
Professional fees totaled $460,101 for the fiscal year ended April 30, 2010 (2009 - $439,370), which consist of legal, audit, accounting and tax advisory fees. The decrease in the professional fees in fiscal 2010 is primarily due to the reduced audit and tax consulting fees compared to fiscal 2009.

•
Investor relations expenses of $45,177 were incurred for the fiscal year ended April 30, 2010 (2009 - $188,908) in an effort to raise investor awareness. The decrease in investor relations costs for fiscal year 2010 is due to fewer investor relations consultants engaged during the period compared to fiscal 2009.

•
Office and administrative costs totaled $938,534 for the fiscal year ended April 30, 2010 (2009 - $1,136,719) and are primarily comprised of office rent and supplies, license and maintenance costs, insurance, telephone and internet, travel and miscellaneous costs. The decrease is primarily due to a decrease in lease payments in fiscal 2010 due to re-negotiated lease terms on the Calgary office combined with no lease payments made for that office since December 2009 (See Item 8A. “Financial Information - Financial Statement and Other Information - Legal Proceedings”) and the closing of a field office in Missouri.

•
Information technology costs totaled $52,754 for the fiscal year ended April 30, 2010 (2009 - $213,229) and mainly consist of part-time information technology consulting, software license and maintenance fees. The decrease in information and technology costs is due to fewer information technology consultants engaged during fiscal 2010 compared to fiscal 2009.

Foreign Exchange Gain (Loss).

We recorded a foreign exchange loss of $98,225 for the fiscal year ended April 30, 2010 compared to a foreign exchange gain of $1,573,251 for the fiscal year ended April 30, 2009. Foreign exchange gain (loss) reflects the impact of changes in the U.S. dollar/Canadian dollar exchange rate on our U.S. dollar denominated cash balances that we hold to pay costs associated with our U.S. dollar denominated projects. While the U.S. dollar depreciated against the Canadian dollar during fiscal 2010, the Canadian dollar depreciated against the U.S. dollar during fiscal 2009.

Change in fair value of derivatives.

The increase in the fair value of the following derivative liabilities is recognized in the consolidated statement of operations as change in fair value of derivatives expense:

	Preferred A Warrants	Preferred B Option	Conversion feature derivative	Senior warrants	Consulting warrants	Total
Balance, April 30, 2009	$-	$-	$-	$-	$-	$-
Fair value on date of issue	323,564	138,671	-	-	-	462,235
Foreign currency translation	25,479	14,029	-	-	-	39,508
Change in fair value	391,226	437,940	-	-	-	829,166
Balance, April 30, 2010	$740,269	$590,640	$-	$-	$-	$1,330,909

B.	Liquidity and Capital Resources

As at April 30, 2011, the Company had a working capital deficiency of $1,428,025 compared to a working capital deficiency of $209,701 at April 30, 2010.

During June 2011 the Company raised $1.76 million raised on the exercise of 17,600 Preferred B Options.  However, due to the significant capital cost of steam injection, the volatility of oil prices, and the Company’s financial position, management elected to suspend operations on its Missouri oil and gas assets in October 2011.

During September 2011, the Company was cease traded by the Alberta and British Columbia securities commissions for failure to file certain financial information - See Legal Proceedings below.  The Company has made the required filings and believes that the Alberta and British Columbia cease trade orders will be lifted.    However, as of the date of this report the cease trade orders have not been revoked and no assurances can be given as to when or if they will be lifted.   Until these cease trade orders are revoked the Company’s ability to raise capital is significantly restricted.

We expect that our current capital and our other existing resources will be sufficient only to provide a limited amount of working capital, and the revenues generated will not alone be sufficient to fund our operations or planned growth. We anticipate that we will require up to approximately $2 million for our anticipated operations for the next twelve months, depending on revenues. In addition when our Senior Notes and Junior Notes come due the Company currently lacks the resources to repay them.  While the Company plans on renegotiating the terms of the Senior Notes and Junior Notes there can be no assurance that the Company will be successful and the Senior Note and Junior Note holders may demand repayment and or force their security interests against our assets. We believe that our currently available funds can sustain our current level of operations for approximately three months from the date of this report. We will require additional capital to continue to operate our business and to further expand our exploration and development programs. We may be unable to obtain additional capital required. Furthermore, inability to maintain capital may damage our reputation and credibility with industry participants. Our inability to raise additional funds when required may have a negative impact on our consolidated results of operations and financial condition.

Investing Activities

During the year ended April 30, 2011, the Company incurred $1,623,574 of expenditures on oil and gas assets compared to $785,014 in 2010.

On July 30, 2010, the Company and MP1 entered into an arrangement whereby the Company acquired MP1’s 10% working interest in the projects in exchange for a 2.75% gross overriding royalty interest effective July 1, 2010. Under this arrangement, the Company converted a receivable related to joint venture capital and operating costs owing by MPI on its Marmaton River and Grassy Creek projects in Missouri to a promissory note and the Company will recover the balance of the amount due from 50% of the gross overriding royalty payments to MP1. During the time the long term receivable is outstanding, the Company will receive interest on the outstanding balance at the U.S. bank prime rate plus three percent (3%). As at April 30, 2011, the balance of the long-term receivable was $294,862.

Financing Activities

On April 29, 2010, the Company secured a line of credit with a private lender for the sole purpose of buying natural gas to fuel the steam generators on its Marmaton River and Grassy Creek projects. The credit facility is available up to a maximum of $1.0 million at an interest rate of 2% per month calculated on the average daily outstanding principal balance. As security, the Company signed a mortgage and a promissory note in the amount of $1.0 million granting security to the lender over certain Missouri properties. The credit agreement can be terminated by the Company upon 30 days’ notice. During the first quarter, the Company drew $311,800 on the credit facility and repaid the amount in full in the second quarter.

The April 29, 2010 line of credit was terminated and the Company subsequently entered into a similar one on the same terms. In the third quarter, the Company had drawn $74,900. The line of credit repaid in February 2011 and then terminated.

On July 30, 2010, the Company closed a financing with a group of its existing shareholders for $2.5 million of funding for net proceeds, after transaction costs, of $2,309,248. Details of the financing are described in the Overview section.

In December 2010, January 2011 and March 2011, the Company closed a financing with institutional and private investors for a total of US $4.6 million of funding for net proceeds, after transaction costs of $4,463,000. Details of the financing are described in the Overview section.

During 2011, the Company issued 2,720,000 warrants to a consultant for professional services. The warrants are exercisable at US$0.25 per common share. These warrants expire three years from the date of issuance. As at April 30, 2011, these warrants have a weighted average life remaining of 2.6 years.

During June 2011, the Company raised $1.76 million raised on the exercise of 17,600 Preferred B Options.

The number of outstanding shares and the number of shares that could be issued if all dilutive instruments are converted to shares is as follows:

As at	September 30 2011 (12)	April 30 2011	April 30 2010
Common shares (1)	14,078,947	14,078,947	13,328,947
Preferred A Shares (2)	-	-	3,459,295
Preferred A Warrants (3) (11)	19,250,000	19,250,000	1,540,000
Preferred B Shares (4) (11)	8,799,500	10,000,000	2,000,000
Preferred B Warrants (4) (11)	15,399,125	17,500,000	1,000,000
Senior I Notes (5) (11)	11,750,000	11,750,000	-
Senior I Warrants (5) (11)	12,500,000	12,500,000	-
Senior II Notes (6) (11)	23,000,000	23,000,000
Senior II Warrants (6) (11)	9,200,000	9,200,000
Junior Notes (2) (11)	12,505,340	12,505,340	-
Consulting Warrants (7)	2,720,000	2,720,000	-
Stock Options (1) (9)	1,404,300	1,404,300	1,069,800
Compensation Warrants (1) (9)	480,000	480,000
Accrued Senior I Notes (interest) (10)(11)	1,620,657	1,105,068	-
Accrued Senior II Notes (interest) (10)(11)	1,862,466	705,534
Accrued Junior Notes (interest) (10)(11)	1,097,215	704,068	-
	135,667,550	136,903,257	22,398,042
(1)	As at September 30, 2011, senior management and directors held an aggregate of 120,000 common shares, 250,000 Preferred B shares, 250,000 Preferred B warrants and 1,192,500 stock options.
(2)
On July 30, 2010, the Company converted 22,000 Preferred A Shares plus $301,069 of accumulated dividends to $2,501,069 of Junior Notes. The Junior Notes are redeemable in cash at any time at the Company’s option or convertible into common shares at $0.20 per common share at the Company’s option under terms and conditions specified in the existing agreement for Preferred A Shares.

(3)	The Preferred A Warrants remain as issued on August 28, 2009. Each warrant allows the holder to purchase one common share at US $0.20 per share for a period of five years from issuance.
(4)
Pursuant to the agreements with MP1, until November 26, 2010 (extended to June 7, 2011), the Investors have the option to purchase up to 2,000 Series B convertible preferred shares with a stated value of $100 each (the “Preferred B Shares”), for up to US $2,000,000 on similar terms to the Preferred A Shares except the conversion price is US $1.00 per common share. After 12 months from the date of issue, the Company may force the conversion of the Preferred B Shares provided certain conditions are met. In conjunction with the Preferred B Share issuance, the Company will issue to the Investors up to 17,500,000 warrants (“Preferred B Warrants”). Each Preferred B Warrant allows the holder to purchase a common share at US $0.20 per share for a period of five years from issuance. After nine months from the date of issuance, a cashless conversion option is provided only with respect to Preferred B Warrant shares not included for unrestricted public resale in an effective registration statement on the date notice of exercise is given to the Company.

On June 7, 2011, the Company issued 17,600 Preferred B shares on the exercise of 17,600 Preferred B Options and issued 15,399,125 Preferred B Warrants exercisable at $0.20 until June 7, 2016. The remaining 2,400 Preferred B Options expired unexercised.
(5)
On July 30, 2010, the Company issued US $2,500,000 of Senior I Notes. The Senior I Notes, as adjusted, are redeemable in cash at any time at the Company’s option or convertible into common shares at US $0.20 per common share at the Company’s option under terms and conditions specified in the agreement.

One warrant (“Senior I Warrant”) has been issued to the holder for each $0.50 principal amount of the Senior I Notes for a total of 5,000,000 warrants exercisable at $0.20 per share.

(6)
In December 2010, January 2011 and March 2011, the Company issued US $4,600,000 of Senior II Notes. The Notes are redeemable in cash at any time at the Company’s option or convertible into common shares at US $0.20 per common share at the Company’s option under terms and conditions specified in the agreement.

One warrant (“Senior II Warrant”) has been issued to the holder for each $0.50 principal amount of the Senior II Notes for a total of 9,200,000 warrants exercisable at $0.20 per share.
(7)
The Company issued 720,000 warrants on July 30, 2010 and 2,000,000 warrants on December 28, 2010 as part of fee arrangements with an independent consultant for professional services. The warrants are exercisable at $0.25 per share.

(8)	During the year ended April 30, 2011, 1,302,000 options were granted, 213,500 options expired, 304,000 options were forfeited and 450,000 options were cancelled.
(9)	In January 2011, the Company granted 480,000 compensation warrants.
(10)
Interest accrued on the Junior Notes and the Senior Notes are payable in additional junior notes and senior notes. As at April 30, 2011, $502,934 (September 30, 2011 - $916,068) of accrued interest is convertible at $0.20 per share.

(11)
As of September 30, 2011, the holders of the Senior I & II Notes and Junior Notes upon exercise or conversion of all dilutive derivative instruments held by them, would hold a total of approximately 116,984,303 common shares or 86.2% of the fully diluted common shares of Gravis, and could have the ability to control all matters submitted to Gravis' shareholders for approval (including the election and removal of directors and any merger, consolidation or sale of all or substantially all of our Company's assets) and to control the Company's management and affairs. Accordingly, this potential concentration of ownership may have the effect of delaying, deferring or preventing a change in control of the Company, impeding a merger, consolidation, takeover or other business combination involving the Company or discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of the Company, which in turn could have a material adverse effect on the market price of Gravis’ shares.

(12)
There have been no changes in the number of shares outstanding as at the date of this annual return. There are no significant changes in the number of potential shares outstanding as a result of dilutive instruments as at the date of this annual return.

C.	Research and Development

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

F.	Tabular Disclosure of Contractual Obligations

The following table summarizes our minimum contractual obligations as of April 30, 2011.

Contractual Obligations	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Lease payments (1)	-	-	-	-	-
Total	$-	$-	-	-	-
______________
(1)
We are in a dispute with our landlord over the termination of our office lease. We contend that the lease has terminated in accordance with its terms and accordingly, we are of the opinion that no amounts are due under the office lease. See Item 8A. “Financial Information - Financial Statement and Other Information - Legal Proceedings”

Item 6.	Directors, Senior Management and Employees

A.	Directors, Senior Management and Employees

Set forth below are the name, age, principal position and a biographical description of each of our directors and executive officers:

Name and Age	Position
Tim L. Morrison (38)	Chief Executive Officer, Secretary and Chairman of the Board of Directors
George Orr (i) (50)	Director
M. Elden Schorn (i) (72)	Director
Fred Zeidman (i) (65)	Director
Jeffrey Freedman (64)	Chief Financial Officer
Pat McCarron (60)	Vice President Operations
E. Wayne Sampson (60)	Vice President Land

(i) Member of the Audit Committee

Tim Morrison

Mr. Morrison was named President and Chief Executive Officer of Gravis Oil (formerly MegaWest Energy Corp.) on January 4, 2011, Secretary on March 10, 2011 and a director on April 29, 2011. Prior to joining Gravis Oil, he served as Chief Operating Officer of Cox Operating LLC and Cox Oil LLC, a Dallas-based oil and gas production company. Mr. Morrison played a key role in the $100 million dollar cleanup and rebuild of Cox's Oil and Gas properties in South Louisiana following Hurricane Katrina in 2005. Earlier in his career, Mr. Morrison spent five years with Halliburton Energy Services, where he served as District Manager of the San Juan and Raton Basin oil fields. He has strong operational experience with both onshore and offshore facilities, and has technical expertise in stimulation, sand control, completion tools, reservoir modeling, and production analysis. He holds a B.S. degree in Chemical Engineering from Texas Tech University. Mr. Morrison currently serves as a director for the Louisiana Oil & Gas Association.

George Orr

Mr. Orr has served as a director since December 2006. From December 2006 to October 2008 and again from February 14, 2011 to June 30, 2011 Mr. Orr served as our Chief Financial Officer . Mr. Orr is a Chartered Accountant and has several years experience dealing with public company reporting and administrative requirements. Mr. Orr provides advisory services to a number of other reporting issuers and private companies.

Elden Schorn

Mr. Schorn has served as a director since April 2011.  Mr. Schorn has substantial experience in business-government relations, developed through executive positions with trade organizations representing Canadian manufacturers and the Canadian government. He previously served as Vice President of the British Columbia Region for the Canadian Manufacturers and Exporters Association, which is one of Canada's leading business networks. Earlier in his career, Mr. Schorn served as Consul and Senior Investment Advisor for the Canadian Consulate in New York City. Mr. Schorn received his undergraduate degree from the University of British Columbia and did additional course work at the University of Alberta.  Mr. Schorn currently serves as a director for Smart Cool Systems and One World Financial Corp. both listed on the TSX. He also serves as a director for Mantra Venture Group and Global Green Solutions Inc. listed on the OTCBB.

Fred S. Zeidman

Mr. Zeidman has served as a director since November 2009.  Mr. Zeidman, Chairman Emeritus of the United States Holocaust Memorial Council, was appointed by President George W. Bush in March 2002 and served in that position from 2002 - 2010. A prominent Houston based business and civic leader, Mr. Zeidman also serves as Chairman of the University of Texas Health Science System Houston and is on the Board of Trustees of the Texas Heart Institute and the Institute for Rehabilitation and Research (TIRR). He further serves on the Board of Directors and Executive Committee of The University of Saint Thomas and chairs its Audit and Finance Committee.  Mr. Zeidman also serves on the Board of Hyperdynamics Corp.  He was formerly Chairman of the Board of SulphCo Inc., Chief Restructuring Officer of Transmeridian Exploration, Inc. and Bankruptcy Trustee of AremisSoft Corp. He has previously served as Chairman of the Board of Seitel Inc., Interim President of Nova Bio Fuels, Inc. and Senior Director Governmental Affairs Ogilvy Government Relations in Washington, DC. Mr. Zeidman also serves on the Board of Prosperity Bank in Houston.

Jeffrey Freedman

Mr. Freedman has been our Chief Financial Officer since July 2011. Between March 2011 and June 2011, Mr. Freedman served as a director of Global Investor Services, Inc., a publicly traded investor marketing company. Between 2009 and 2011, Mr. Freedman served as Vice President of Corporate Development for SulphCo Inc., a publicly traded crude oil field technology oil service company. Mr Freedman also served as a founding shareholder of Allis-Chalmers Energy Inc., serving on that company's Board of Directors from 2002 to April 2007. Earlier in his career, Mr. Freedman served as Managing Director for Oilfield Services and Equipment for Prudential Securities and Smith Barney. He holds a B.A. degree in Finance from Babson College and an M.B.A. from the Stern School of Business at New York University.

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

The following table sets forth all compensation paid for the fiscal year ended April 30, 2011 with respect to each of our executive officers and directors during the fiscal year ending April 30, 2011.

Name and Principal Position	Annual Compensation			Long Term Compensation			All Other Compen- sation ($)
	Salary ($)	Bonus ($)	Other Annual Compen- sation ($)	Awards		Payouts
				Securities Under Options (1)/ SARs (2) Granted (#)	Shares or Units Subject to Resale Restrictions (#)	LTIP (3) Payouts (#)
Tim Morrison Chief Executive Officer, Secretary and Director	$61,359	-	-	600,000 (4)	-	-	-
George Orr, former CFO and a Director(12)	-	-	-	230,000 (5)	-	-	-
Pat McCarron Vice President, Operations	$185,040	-	-	112,500 (6)	-	-	-
E. Wayne Sampson Vice President, Land	$176,500	-	-	90,000 (7)	-	-	-
George T. Stapleton, II Former CEO and Director (8)	-	-	-	230,000 (9)	-	-	-
Kelly D. Kerr Former Vice President Finance and CFO (10)	$108,281	-	-	-	-	-	-
R. William Thornton Former President, CEO and Director (11)	$49,359	-	-	-	-	-	-

(1)	"Options" include all options, share purchase warrants and rights granted by our company as compensation for employment or director services.
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

(4)	Represents stock options exercisable at US$0.50 per share, with 100,000 options expiring on April 5, 2014 and 500,000 options expiring on January 1, 2015.
(5)
Represents stock options exercisable at US$0.50 per share until April 5, 2014. In conjunction with the issuance of these options, Mr. Orr forfeited 30,000 previously issued options exercisable at US$1.50 per share.

(6)
Represents stock options exercisable at US$0.50 per share until April 5, 2014. In conjunction with the issuance of these options, Mr. McCarron forfeited 90,000 previously issued options exercisable at US$1.50 per share.

(7)
Represents stock options exercisable at US$0.50 per share until April 5, 2014. In conjunction with the issuance of these options, Mr. Sampson forfeited 90,000 previously issued options exercisable at US$1.50 per share.

(8)	Mr. Stapleton resigned as CEO on January 4, 2011 and as a director on April 29, 2011.
(9)
Represents stock options exercisable at US$0.50 per share until April 5, 2014. In conjunction with the issuance of these options, Mr. Stapleton forfeited 30,000 previously issued options exercisable at US$1.50 per share.

(10)	Mr. Kerr resigned on November 30, 2010.
(11)	Mr. Thornton resigned on June 30, 2010.
(12)
Mr. Orr was our Chief Financial Officer from December 21, 2006 to October 27, 2008, and from February 14, 2011 to June 30, 2011. Mr. Orr’s personal company was paid CND $22,400 for his services during the year ended April 30, 2011.

Retirement Benefits

We do not have in place any pension or actuarial plan to provide pension, retirement or similar benefits and no funds were set aside or accrued by our company or our subsidiaries during the fiscal year ended April 30, 2011 to provide pension, retirement or similar benefits.

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

The Company does not have any formal employment agreement with Messrs. Morrison or Freedman.

Director Compensation

No cash compensation was paid to any of our directors for services as a director during the fiscal year ended April 30, 2011. Our company has no formal arrangement pursuant to which directors are compensated by us for their services in their capacity as directors, except for the granting from time to time of incentive stock options. Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of our board. Our board of directors may award special remuneration to any director undertaking any special services on our behalf, other than services ordinarily required of a director. No director received and/or accrued any compensation for his services as a director, including committee participation and/or special assignments for the fiscal year ended April 30, 2011.

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

The members of our company's audit committee are George Orr (Chairman), Fred Zeidman and Elden Schorn. Mr. Zeidman and Mr. Schorn are considered to be independent members. The test we use to determine the independence of our directors is that set out in the Canadian Securities Regulators' Multilateral Instrument 52-110 - Audit Committees. The instrument provides that a member of an audit committee is independent if the member has no direct or indirect material relationship with the issuer (namely, a relationship which could, in the view of the issuer's board of directors, reasonably interfere with the exercise of a member's independent judgement).

Compensation Committee

Our compensation committee discharges our board of directors’ responsibilities relating to compensation of our Chief Executive Officer and our company's other executive officers, including the Chairman of the Board, President, Principal Financial Officer, Principal Accounting Officer (or Controller) and Vice President in charge of a principal business unit, division or function such as sales, administration or finance, any other officer who performs a policy-making function, or any other person who performs similar significant policy-making functions for our company (collectively, the Executive Officers). The Committee has overall responsibility for approving and evaluating all compensation plans, policies and programs of our company as they affect the Executive Officers. Prior to October 29, 2007, our corporate governance and human resources committee oversaw our company's compensation matters. Currently, the responsibilities of the compensation committee are performed by the board as a whole.

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

Reserves Committee

Our reserves committee is responsible for overseeing the engagement of independent reserve engineers and assists our board of directors with its regulatory reporting obligations of reserves. Currently, the responsibilities of the reserves committee are performed by our board of directors as a whole.

Director Service Contracts

There are no arrangements or understandings between us and any of our subsidiaries, on the one hand, and any of our directors, on the other hand, providing for benefits upon termination of their employment or service as directors of our company or any of our subsidiaries.

D.	Employees

As of April 30, 2011, 2010 and 2009 we and our subsidiaries employed the following full-time equivalent persons:

	2011	2010	2009
Directors - Canada	2	3	4
Directors - USA	2	2	1
Senior Management - Canada	2	3	4
Senior Management - USA	1	1	0
Managers & Supervisors - Canada	2	2	2
Managers & Supervisors - USA	2	2	2
Office Staff - Canada	0	1	3
Office Staff - USA	0	1	1
Field Staff - USA	13	11	2
Total Employees	24	26	19

E.	Share Ownership

Beneficial Ownership of Executive Officers and Directors

The following table sets forth certain information as of October 31, 2011 regarding the beneficial ownership of our ordinary shares by each of our directors and executive officers

Name Office Held	Common Shares		Options and Dilutive Securities Exercisable for Common Shares(1)
	Number Beneficially Owned(2)	Percentage of Class(3)	Number Beneficially Owned (unexercised)	Exercise Price	Expiration Date
Tim Morrison CEO, Secretary and Director	-	-	500,000 100,000	US$0.50 US$0.50	January 1, 2015 April 5, 2015
George Orr Director	95,000	*	230,000	US$0.50	April 5, 2015
Elden Schorn Director	-	-	-	-	-
Fred Zeidman Director	-	-	-	-	-
Jeffrey Freedman CFO	500,000 (4)	3.6%	-	-	-
Pat McCarron Vice President, Operations	25,000	*	112,500	US$0.50	April 5, 2015
____________

* Less than 1%.
(1)	Includes vested and unvested stock options granted under our Canadian equity incentive plan and our U.S. equity incentive plan.
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

(3)	The percentages shown are based on 14,078,947 common shares issued and outstanding as of October 31, 2011.
(4)	Includes 250,000 common shares issuable upon conversion of 500 shares of Series B Preferred Stock and 250,000 common shares issuable upon exercise of common stock purchase warrants.

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

The following table summarizes changes in our stock options during the 2011, 2010 and 2009 fiscal years:

	Number of	Weighted Avg.
	Options	Exercise Price
Outstanding, April 30, 2008	965,000	$8.10
Granted	647,300	2.70
Forfeited	(410,100)	(5.30)
Cancelled	(454,350)	(8.90)
Outstanding, April 30, 2009	747,850	$4.10
Granted	413,200	1.40
Forfeited	(91,250)	(4.90)
Outstanding, April 30, 2010	1,069,800	$3.00
Granted	1,302,000	0.50
Expired	(213,500)	(4.90)
Forfeited	(304,000)	(2.50)
Cancelled	(450,000)	(2.80)
Outstanding, April 30, 2011	1,404,300	$0.60

On November 4, 2008, the Company cancelled 454,350 outstanding stock options held by employees and consultants that had a weighted average exercise price of $8.90 per share and reissued 409,350 new stock options to the employees with an exercise price of $1.50 per share The modification resulted in an incremental fair value of $180,760 to be expensed over the modified vesting period whereby 25% of the options vest six months from the grant date and 25% of the options vest on each of the first, second and third anniversaries of the grant date.

During fiscal 2010, the Company granted 413,200 stock options to certain employees, consultants and directors with a three-year term at exercise prices ranging from $1.00 to $1.80 per share. These options vest 25% six months from the grant date and 25% on each of the first, second and third anniversaries of the grant date.

On January 1, 2011, the Company granted 500,000 stock options exercisable at $0.50 per share. These options vest in three equal tranches on the first, second and third anniversaries of the grant date and expire on January 1, 2015.

On April 5, 2011, the Company granted 802,000 stock options exercisable at $0.50 per share of which 772,500 options vest immediately and 29,500 options vest in three equal tranches on the first, second and third anniversaries of the grant date. These options expire on April 5, 2014.

In April 2011, the Company granted 480,000 warrants to certain officers and directors as recognition of past service contributions for which the $152,010 estimated fair value was recognized on the date of issuance. The warrants are exercisable at $0.50 per share until April 5, 2014

The following table summarizes information regarding the options outstanding under our stock option and equity incentive plans as of April 30, 2011:

	Options Outstanding			Options Exercisable
Exercise Price	Options	Weighted Avg. Remaining Life	Weighted Avg. Exercise Price	Options	Weighted Avg. Exercise Price
$ 0.50	1,302,000	3.2 years	$0.50	772,500	$0.50
$ 1.50	97,150	1.0 years	$1.50	75,050	$1.50
$ 1.80	5,000	2.7 years	$1.80	2,500	$1.80
$ 6.20	150	1.2 years	$6.20	150	$6.20
	1,404,300	3.1 years	$0.60	850,200	$0.60

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders

As of October 31, 2011, there are no persons known to us to be the beneficial owners of more than 5% of the issued and outstanding shares of our common stock.

B.	Related Party Transactions

All related party transactions were in the normal course of operations and measured at fair value, which is the amount agreed upon by the transacting parties. In addition to the transactions disclosed elsewhere in this report, the Company had the following related party transaction:

During the years ended April 30, 2011, 2010 and 2009, the Company paid $104,406 (Cdn$105,727), $95,919 (Cdn$102,851) and $107,748 (Cdn$116,416), respectively, in professional fees to a law firm, where the former Corporate Secretary of the Company is a partner. As at April 30, 2011, accounts payable and accrued liabilities included $522 (2010 - $34,454; 2009 - $2,992) due to the law firm.

C.	Interests of experts and counsel.

Not required.

Item 8.	Financial Information

A.	Consolidated Statements and Other Financial Information.

Item 8A.1 See Item 17.

Item 8A.2 See Item 17.

Item 8A.3 See Report of Independent Registered Public Accounting Firm, page F-2.

Item 8A.4 We have complied with this requirement.

Item 8A.5 Not applicable.

Item 8A.6 Not applicable.

Item 8A.7 Legal Proceedings.

Legal Proceedings

Except as noted below, there are no legal actions either in process or pending and the we are not aware of any contemplated, legal, governmental or arbitration proceedings, including those related to bankruptcy, receivership or those involving a third party which have, or may have, significant effects on our financial position or profitability.

(a)           In January 2010, the Company experienced a flood in its office premises as a result of a broken water pipe. There was significant damage to the premises rendering them unusable until remediation had been completed by the landlord. Pursuant to the lease contract, the Company has asserted that rent should be abated during the remediation process and accordingly, the Company has not paid rent since December 2009. During the remediation process, the Company engaged an independent environmental testing company to test for air quality and for the existence of other potentially hazardous conditions. The testing revealed the existence of potentially hazardous mould and the consultant provided specific written instructions for the effective remediation of the premises. During the remediation process, the landlord did not follow the consultant’s instructions and correct the potentially hazardous mould situation and subsequently in June 2010 gave notice and declared the premises to be ready for occupancy. The Company re-engaged the consultant to re-test the premises and the testing results again revealed the presence of potentially hazardous mould. The Company has determined that the premises are not fit for re-occupancy and considers the landlord to be in default of the lease and the lease terminated.

The landlord disputes the Company’s position and has given notice that it considers the Company to be in default of the lease for failure to re-occupy the premises.

In addition, the landlord has claimed that the Company owes monthly rent for the premises from January 2010 to June 30, 2010 in the amount of $247,348 (Cdn$234,098) and has claimed that, as a result of the alleged default, pursuant to the terms of the lease, the Company owes three months accelerated rent in the amount of $114,837 (Cdn$108,685). The landlord has also asserted that the Company would be liable for an amount up to the full lease obligation of $1,596,329 (Cdn$1,510,816) which otherwise would have been due as follows:

Year Ended April 30
2011	$473,055
2012	473,055
2013	473,055
2014	177,164
Thereafter	-
Total	$1,596,329

To date, no legal action has been commenced by the landlord and the cost, if any, to the Company is not determinable. Accordingly, no amounts related to rent or the disputed lease obligation have been recorded in the financial statements.

(b)           Gravis is a reporting issuer in Alberta, Canada and as such has certain reporting obligations. On September 7, 2011 the Alberta Securities Commission issued a cease trade order pertaining to the trading of the Company’s securities in Alberta until it files its April 30, 2011 audited consolidated financial statements and management discussion and analysis and the Alberta Securities Commission revokes or varies this order.

The Company is also an Over the Counter reporting issuer under British Columbia Instrument 51-509 and as such has certain reporting obligations in British Columbia, Canada. On September 8, 2011 the British Columbia Securities Commission issued a cease trade order pertaining to the trading of the Company’s securities in British Columbia until it files its April 30, 2011 audited consolidated financial statements and management discussion and analysis, an annual information form for the year ended April 30, 2011 and the Executive Director of the British Columbia Securities Commission makes an order revoking the cease trade order.

The Company has made the required filings and believes that it is in compliance with its regulatory filings and that the Alberta and British Columbia cease trade orders will be lifted.

Item 8A.8 Dividend Policy.

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

Our common shares are quoted on the OTC Bulletin Board since March 28, 2005, initially under the symbol "BCKOF" until March 5, 2007, then "MGWSF" until June 17, 2011 and are now traded under the symbol “GRAVF”. Our common shares were previously listed on the Canadian Venture Exchange (now the TSX Venture Exchange) from August 27, 2001 to June 16, 2004.

The annual high and low market prices for our common shares on the OTC Bulletin Board for the five most recent full fiscal years are as follows:

Fiscal Year Ended	OTC Bulletin Board
	High	Low
April 30, 2011	US$1.40	US$0.14
April 30, 2010	US$1.30	US$1.00
April 30, 2009	US$7.10	US$0.10
April 30, 2008	US$27.50	US$4.00
April 30, 2007	US$27.50	US$5.00

The high and low market prices for our common shares for each full financial quarter for the two most recent full fiscal years and any subsequent period on the OTC Bulletin Board were as follows:

Quarter Ended	OTC Bulletin Board
	High	Low
October 31, 2011	US$0.20	US$0.05
July 31, 2011	US$0.60	US$0.07
April 30, 2011	US$0.77	US$0.28
January 31, 2011	US$0.45	US$0.14
October 31, 2010	US$0.50	US$0.20
July 31, 2010	US$0.80	US$0.80
April 30, 2010	US$1.30	US$1.00
January 31, 2010	US$1.80	US$1.50
October 31, 2009	US$0.90	US$0.80
July 31, 2009	US$0.40	US$0.30

The high and low market prices of our common shares for each of the most recent six months on the OTC Bulletin Board were as follows:

Month Ended	OTC Bulletin Board
	High	Low
October 30, 2011	US$0.14	US$0.05
September 30, 2011	US$0.14	US$0.06
August 31, 2011	US$0.20	US$0.12
July 31, 2011	US$0.35	US$0.10
June 30, 2011	US$0.50	US$0.07
May 31, 2011	US$0.60	US$0.42

B.	Plan of Distribution

Not applicable.

C.	Markets

Our common shares are quoted on the OTC Bulletin Board under the symbol "GRAVF".

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

Item 10.	Additional Information

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

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

Authorized Capital

Our articles provide that our authorized capital consists of an unlimited number of common shares, without par value, and 100,000,000 shares of preferred stock, without par value. Our preferred stock may be issued in one or more series and our directors may fix the number of shares which is to comprise each series and the designation, rights, privileges, restrictions and conditions attaching to each series.

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

On December 28, 2010, January 31, 2011 and March 7, 2011, the Company issued a total of $4.6 million senior secured convertible notes (“Senior II Notes”).

A summary of the features and terms of the Senior II Notes are as follows:

•
Issuance of Senior II Notes for proceeds of $4.6 million, maturing 18 months after closing, with an annual coupon rate of 8% cash or 12% in additional Senior II Notes at the Company’s option for the first six months after closing and at the holder’s option thereafter. Senior II Notes are redeemable in cash at any time or convertible into common shares at $0.20 per common share at the Company’s option if the underlying shares are freely tradable and common shares trade at or above $2.50 for the previous 20 consecutive trading days and the daily average trading volume has been in excess of US $750,000 per day for the same period. Senior II Note holders received one warrant for each $0.50 principal amount of the Senior Notes for 9,200,000 warrants (Senior II Warrants). Senior II Warrants are exercisable at $0.25 per share for a period of 36 months after closing.

•
In the event the Company issues common shares or securities convertible into or exercisable for common shares at a price per share or conversion or exercise price less than the conversion or exercise prices agreed to for each note, the conversion price of the notes and the exercise price of the warrants is automatically reduced to such lower prices. The number of warrants outstanding will be increased such that the expected exercise proceeds remain unchanged.

On December 28, 2010, the conversion price of the Junior Notes was reduced from $0.50 to $0.20 per share.

On September 21, 2010, the Company and its 62.5% working interest partner (together the “Farmor”) signed a farm-out agreement for their interest in 5,100 net acres in the Little Muddy Area of Butler County, Kentucky to a Houston-based independent exploration and production company (“Farmee”). Gravis has a 32.5% working interest in the property.

On or before January 5, 2011, the Farmee is to spud the first of a four well initial test program to test the commercial productivity of the Big Clifty Formation. All wells are to be completed and tested or plugged within 45 days of spud date. In respect of each initial well drilled and tested by the Farmee, Farmee will earn an assignment of Farmor’s 100% working interest in 25 contiguous acres around such well. Upon termination of the testing of the initial wells, the Farmee will have the option to nominate a 640 acre block of additional lands to be earned by further drilling. Upon selecting the 640 acre additional land block, the Farmee has the ability to earn up to an 82% net revenue interest by drilling a minimum of 24 Big Clifty test wells. If multi-lateral horizontal wells are drilled, each multi-lateral well will equate to a maximum of three vertical wells with Farmee retaining an overriding royalty of between 1% and 5.5%. Farmee will retain the right to participate for a 10% working interest reducing the Farmor’s working interest to 90%.

Pursuant to this agreement, the Farmee will reimburse the Farmor for any lease rentals paid during the period that the Farmee has a right to earn in the lands. In addition, the Farmee will make a cash payment of $25/acre to the Farmor for each acre assigned to it under the agreement.

On July 30, 2010, the Company closed a financing with a group of its existing shareholders for US $2.5 million of funding. The transactions consist of the issuance of $2.5 million in senior secured convertible notes, the conversion of the outstanding Preferred A Shares into junior secured convertible notes and the reacquisition by Gravis of a 10% working interest in the Marmaton River and Grassy Creek projects in exchange for a 2.75% overriding royalty interest on the same properties.  In addition, one warrant was issued to the Senior I Note holders for each $0.50 principal amount of the Senior I Notes for a total of 5,000,000 Senior I Warrants (“Senior I Warrants”).  The Senior I Warrants were initially exercisable at $0.50 per share until July 29, 2013.  On December 28, 2010, the conversion price of the Senior I Notes was reduced to $0.20 per share and the number of Senior I Warrants was increased to 12,500,000 and the exercise price reduced to $0.20 per share.

On April 29, 2010 the Company secured a line of credit with a private lender for the sole purpose of buying natural gas to fuel the steam generators on its Marmaton River and Grassy Creek projects. The credit facility is available up to a maximum of $1.0 million at an interest rate of 2% per month calculated on the average daily outstanding principal balance. As security, the Company has signed a mortgage and a promissory note in the amount of $1.0 million granting security to the lender over certain Missouri properties. The credit agreement can be terminated by the Company upon 30 days notice. At the date of this report, this credit facility has been terminated

Effective August 28, 2009, the Company's wholly-owned subsidiary, MegaWest Energy Missouri Corp. (MegaWest Missouri) entered into a purchase and sale agreement with Mega Partners 1, LLC, (MP 1), an affiliate of the Iroquois Capital Opportunity Fund, L.P., pursuant to which the Company sold a 10 percent working interest in existing land and enhanced recovery projects on 15,313 acres of the Company's oil and gas leases located in Missouri and Kansas (the Deerfield Area), including the Grassy Creek and Marmaton River projects, for the purchase price of US$2 million.

Effective August 28, 2009, MegaWest Missouri entered into an operating agreement relating to the operation of the Grassy Creek and Marmaton projects and the exploration and development of future projects within the Deerfield Area. In particular, the operating agreement provides as follows: (i) MegaWest Missouri will operate any existing and future projects in the Deerfield Area; (ii) each party to the operating agreement will pay its proportionate share of development and operating costs; and (iii) MP 1 will have the right to acquire up to an additional 10 percent working interest in future development within the Deerfield Area, on a project-by-project basis, by paying up to a $300,000 equalization payment per project and thereafter its proportionate share of all future development and operating costs in respect of each project.
Pursuant to a side letter agreement entered into effective August 28, 2009, between MegaWest Missouri and MP 1, the Company granted MP 1 the option to acquire up to a 20 percent proportionate interest in any of The Company's properties outside of the Deerfield Area by paying a proportionate 133 percent share of Gravis's costs-to-date in respect of such property until the later of the full redemption or conversion of the Series A or Series B preferred shares (issued pursuant to the arrangement with the ICO Fund) are issued and outstanding and August 27, 2011; and (ii) the option to participate with the Company in any future oil and gas property acquisitions for a proportionate 20 percent share of the cost of any such acquisition until the later of the full redemption or conversion of the Series A or Series B preferred shares and August 27, 2011.

In respect of an offering that was completed on August 28, 2009, Gravis entered into a form of private placement subscription agreement pursuant to which we issued to various investors led by the Iroquois Capital Opportunity Fund, L.P. 22,000 Series A convertible preferred shares, each with a stated value of $100, for aggregate gross proceeds of $2.2 million. In conjunction with the offering of the Series A preferred shares, Gravis also issued to the subscribers thereunder: (i) Series A warrants, each warrant entitling the holder thereof to purchase one common share at US$0.70 per share; and (ii) additional investment rights consisting of the right to purchase a Series B convertible preferred share which would be convertible into common shares and Series B warrants representing the right to purchase common shares.

In addition, the form of subscription agreement provides that: (i) Gravis will file a registration statement, if required, to be in effect at the time of conversion with respect to the common shares underlying the Series A or Series B preferred shares and the warrants related to each issuance; (ii) certain liens against Gravis's properties are prohibited and consent of a majority interest of the subscribers is required for certain actions that would adversely change the rights of the subscribers while either the Series A or Series B preferred shares are issued and outstanding; (iii) if the Company issues certain common stock or securities exchangeable into common stock at a price less than the conversion price of the outstanding Series A or Series B preferred shares, then the conversion price of the said preferred shares will be adjusted to this lower price; (iv) the conversion price of the Series A or Series B preferred shares will be adjusted proportionately to take account of any dividends on common stock, splits or consolidations, or reclassification of common stock; (v) Gravis is prohibited from pledging its properties under certain circumstances and the Company is prohibited from selling a majority interest in its properties without the consent of a majority interest of the subscribers as long as the Series A or Series B preferred shares are issued and outstanding. Such majority interest consent is also required for certain actions that would adversely change the rights of the subscribers while either the Series A or Series B preferred shares are issued and outstanding. These negative pledges do not pertain to the Series B preferred shares unless Series B preferred shares having a face value of more than $1,400,000 have been issued; (vi) while Series A preferred shares are issued and outstanding, the Series A preferred shareholders have the right to nominate one director to Gravis's board. Should Series B preferred shares be issued, the holders of such shares will have the right to nominate one additional director to Gravis's board; (vii) certain default provisions result in the dividend rate increasing to 15 percent payable in cash during the event of default; (viii) until August 28, 2010, the ICO Fund has a right of first refusal with respect to any financings or equity linked debt offerings conducted by the Company; and (ix) Gravis has agreed to pay $75,000 of the ICO Fund's legal fees and to engage a technology consulting firm recommended by the ICO Fund for six months at a cost not to exceed $20,000 per month.

On April 9, 2009, Gravis entered into an amending agreement with the Company's joint venture partner, Kentucky Reserves II, LLC (KRII) to resolve its outstanding work commitments under the Kentucky membership unit purchase agreement. Pursuant to the amending agreement, the Company's work program obligations and attendant penalty payment provisions under the purchase agreement were terminated in consideration for: (i) a reduction in working interest in the shallow rights (on the Kentucky land) from 62.5 percent to 37.5 percent; (ii) the transfer of ownership of the Kentucky leases to KRII; and (iii) the obligation to prepay, directly to the lessors of the lands which make up the Kentucky project, lease rental for the 24-month period commencing March 1, 2009.

On July 31, 2008, Gravis entered into a purchase agreement whereby the Company purchased (in connection with MegaWest Energy Montana Corp.) a 75 percent working interest in oil and gas leases of approximately 4,990 undeveloped acres in Montana. The consideration given for the purchase was $105,000 cash and 10,000 common shares.

In respect of a private placement that was completed on May 15, 2008, Gravis entered into a form of private placement subscription agreement with various accredited investors whereby the Company issued 2,765,000 common shares, at a price of $6.00 per share, for aggregate proceeds of $16,050,000.

On October 24, 2007, Gravis entered into a purchase agreement whereby it purchased (in connection with MegaWest Energy Montana Corp.) a 40 percent working interest in oil and gas leases of approximately 33,000 undeveloped acres in Montana. The remaining consideration paid for the purchase was $300,000 cash, 50,000 common shares and 25,000 common share purchase warrants (each of which were exercisable into common shares at a price of US$25.00 until April 24, 2009). The common share purchase warrants were not exercised and expired.
In April 2007, Gravis entered into a membership unit purchase agreement whereby it purchased, through the Company's subsidiary, MegaWest Energy (USA) Corp., all of the issued and outstanding membership units of Trinity Sands Energy LLC (Trinity) in consideration for $200,000 in cash and 95,000 exchange shares of MegaWest Energy (USA) Corp. and the release of Trinity of its obligations to the Company in respect of a promissory note (previously assumed by Gravis - see Agreement dated December 20, 2006 below) in the amount of $1,200,000 granted by Trinity to Agosto Corporation Limited. Each exchange share may be exchanged for US$10 in cash or 10 Gravis common shares during the period January 1, 2008 to July 31, 2008. As of February 28, 2008, all of the exchange shares were converted into 950,000 Gravis common shares.

In April 2007, Gravis entered into a membership unit purchase agreement whereby it purchased (though MegaWest Energy (USA) Corp.) all of the issued and outstanding membership units of Kentucky Reserves, LLC in consideration for $3,000,000 in cash and 500,000 Gravis common shares.

In April 2007, Gravis entered into a membership unit purchase agreement whereby the Company purchased (though MegaWest Energy (USA) Corp.) all of the issued and outstanding membership units of Deerfield Energy LLC in consideration for $800,000 in cash and 475,000 Gravis common shares. In connection with the purchase agreement, the Company entered into an escrow agreement whereby part of the consideration of the Deerfield Energy LLC acquisition was placed into escrow, to be released under certain conditions. At the date of this application, all common shares pursuant to this agreement have been released from escrow.

In March 2007, Gravis entered into an asset purchase agreement whereby the Company purchased (though MegaWest Energy (USA) Corp.) all of the assets of Deerfield Energy Kansas Corp. in consideration for 25,000 Gravis common shares and the release of Deerfield Energy LLC (the parent of Deerfield Energy Kansas Corp.) of its obligations to the Company in respect of a promissory note (previously assumed by the Company) in the amount of $500,000 granted by Deerfield Energy LLC to Agosto Corporation Limited. (See agreement dated December 20, 2006 below.)

In respect of a private placement that was completed on March 1, 2007, Gravis entered into a form of private placement subscription agreement with various accredited investors whereby the Company issued 2,744,855 units, at a price of $10.00 per unit. Each unit consisted of one common share and one-half of one common share purchase warrant, with each whole warrant entitling the holder to purchase an additional common share at an exercise price of $13.00 per share for a period of one year. On December 14, 2007, the term of the common share purchase warrants was extended six months and they expired unexercised on August 28, 2008.

In respect of a private placement that was completed on March 1, 2007, Gravis entered into a rights agreement with PowerOne Capital Markets Limited (an accredited investor) pursuant to the terms of the PowerOne consulting agreement, whereby the Company issued rights to buy 37,500 units at a price of US$10.00 per unit. Each unit consisted of one common share and one-half of one common share purchase warrant, with each whole warrant entitling the holder to purchase an additional common share at an exercise price of US$13.00 per share for a period of one year. On December 14, 2007, the term of the common share purchase warrants was extended six months and they expired unexercised on August 28, 2008.

In respect of a private placement that was completed on January 5, 2007, Gravis entered into a form of private placement subscription agreement with various accredited investors whereby the Company issued 842,500 units, at a price of US$5.00 per unit. Each unit consisted of one common share and one-half of one common share purchase warrant, with each whole warrant entitling the holder to purchase an additional common share at an exercise price of US$10.00 per share for a period of one year. On December 14, 2007, the term of the common share purchase warrants was extended six months and they expired unexercised on July 5, 2008.

In respect of a private placement that was completed on January 5, 2007, Gravis entered into a rights agreement with PowerOne Capital Markets Limited (an accredited investor) pursuant to the terms of the PowerOne consulting agreement, whereby the Company issued rights to buy 18,000 units at a price of US$5.00 per unit. Each unit consisted of one common share and one-half of one common share purchase warrant, with each whole warrant entitling the holder to purchase an additional common share at an exercise price of US$10.00 per share for a period of one year. The warrants expired unexercised.

Pursuant to a form of debt settlement and subscription agreement dated December 21, 2006, entered into with each of Karkrash Holdings Ltd., Carob Management Ltd., Brian Hanson, Roy Brown and Amisano Hanson Chartered Accountants, Gravis issued 60,000 common shares to the subscribers in settlement of CND$165,700 of debt.

Pursuant to a letter of intent dated December 20, 2006, entered into with Trinity Sands Energy LLC and its unit holders in respect of Gravis's purchase of all of the issued and membership units of Trinity Sands Energy LLC, the Company entered into an assumption and loan conversion agreement with a private company, Agosto Corporation Limited dated December 20, 2006, as amended, whereby Gravis assumed the repayment of a $1,200,000 loan made by Agosto to Trinity Sands Energy LLC. In exchange for the assumption of Agosto loan, the Company issued a convertible promissory note to Agosto in the amount of $1,200,000 with simple interest accruing at a rate of six percent per annum. This convertible promissory note was extinguished in April 2007 pursuant to a membership unit purchase agreement. (See agreement dated April 2007 above.)

Pursuant to a letter of intent dated December 20, 2006, entered into with Deerfield Energy LLC in respect of Gravis's acquisition of all of the assets of Deerfield Energy LLC, the Company entered into an assumption and loan conversion agreement with Agosto Corporation Limited dated December 20, 2006, as amended, whereby the Company assumed the repayment of a $500,000 loan made by Agosto to Deerfield Energy LLC. In exchange for the assumption of Agosto loan, the Company issued a convertible promissory note to Agosto in the amount of $500,000 with simple interest accruing at a rate of six percent per annum. This convertible promissory note was extinguished in March 2007 pursuant to a membership unit purchase agreement. (See agreement dated March 2007 above.)

In respect of a private placement that was completed December 18, 2006, Gravis entered into a form of private placement subscription agreement with various accredited investors whereby the Company issued 2,350,000 common shares at $1.00 per share.

D.	Exchange Controls.

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

E.	Taxation.

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

F.	Dividends and paying agents

Not applicable.

G.	Statement by experts

Not applicable.

H.	Documents on display

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

Documents and agreements concerning our company referred to in this annual report may also be viewed by appointment, during normal business hours, at our registered office located at Suite 902, #105, 150 Crowfoot Crescent N.W., Calgary, Alberta, Canada T3G 3T2.

I.	Subsidiary Information

Not applicable.

Item 11.	Quantitative and Qualitative Disclosure About Market Risk

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

Item 12.	Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15.	Controls and Procedures.

Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms, and that such information is accumulated and communicated to our chief executive officer and chief financial officer to allow timely decisions regarding required disclosure. Our management, including our chief executive officer and chief financial officer, conducted an evaluation of the effectiveness of our disclosure controls and procedures, as defined under Exchange Act Rule 13a-15(e), as of April 30, 2011. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were not effective as of April 30, 2011 due to a material weakness in our internal control over financial reporting, as discussed below.

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

Our management assessed the effectiveness of our internal control over financial reporting as of April 30, 2011. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control Integrated Framework. Based on that evaluation under this framework, our management concluded that as of April 30, 2011, our internal control over financial reporting was not effective because of the following material weaknesses in our internal control over financial reporting:

•	We have an insufficient number of personnel that have sufficient knowledge and experience in accounting, including U.S. GAAP.

•	Due to our small number of employees and resources, we have limited segregation of duties, as a result of which there is insufficient independent review of duties performed.

•
As a result of the limited number of accounting personnel, we rely on outside consultants for the preparation of our financial reports, including financial statements and management discussion and analysis, which could lead to overlooking items requiring disclosure.

 This annual report does not include an attestation report by our independent registered public accounting firm regarding internal control over financial reporting. As we are neither a large accelerated filer nor an accelerated filer, our management's report was not subject to attestation by our registered public accounting firm pursuant to rules of the Securities and Exchange Commission that permit us to provide only management's report in this annual report.

Remediation Plan

We have hired a new chief financial officer to replace the interim chief financial officer subsequent to April 30, 2011.  The hiring of the new CFO, who is located in the Houston area, and the move of the administrative functions to Houston will enhance certain financial reporting controls through improved segregation of duties.  The size of the Company and its limited number of employees, will make it difficult to remediate all existing weaknesses.

Changes to Internal Controls and Procedures for Financial Reporting

During the fiscal year ended April 30, 2011, our chief financial and chief executive officers resigned and were replaced with a new chief executive officer and an interim chief financial officer. We also moved our administrative functions from Calgary to Houston to be closer to our new chief executive officer. Owing to the limited number of staff we have relied heavily on the active involvement of our chief executive officers for our internal controls and thus have had limited segregation of duties. During the year ended April 30, 2011 the Company eliminated its accounting staff and now completely relies upon outside consultants to do its bookkeeping and prepare its financial reports. Other than as described, there were no changes in our internal control over financial reporting that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting

Item 16.	[Reserved]

Item 16A.	Audit Committee Financial Expert.

Our board has determined that Mr. F. George Orr, a non-independent director, qualifies as an “audit committee financial expert” as defined by rules of the Securities and Exchange Commission. For a brief listing of Mr. Orr’s relevant experience, see Item 6.A. “Directors, Senior Management and Employees - Directors and Senior Management.”

Item 16B.	Code of Ethics.

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

Item 16C.	Principal Accountant Fees and Services.

Independent Public Accountants Fees

Our board of directors appointed KPMG LLP as our independent registered public accountant to audit our financial statements for the fiscal year ended April 30, 2011.

Audit Fees. The aggregate fees billed by KPMG LLP for professional services rendered for the audit of our annual financial statements for the fiscal years ended April 30, 2011 and 2010, were $181,000 and $79,000, respectively.

Audit Related Fees. The aggregate fees billed for assurance and related services by KPMG LLP relating to the performance of interim reviews of our financial statements and involvement in prospectus/registration documents, for the fiscal years ended April 30, 2011 and 2010 which are not reported under the heading "Audit Fees" above, were $Nil and $Nil, respectively.

Tax Fees. The aggregate fees billed for tax compliance, tax advice and tax planning by KPMG LLP were for the fiscal years ended April 30, 2011 and 2010 were $37,039 and $53,000, respectively.

Audit Committee Pre-Approved Policies and Procedures

Our audit committee pre-approves all services provided by our independent registered public accounting firm. All of the services and fees described above were reviewed and approved by the audit committee before the respective services were rendered.

Item 16D.	Exemptions from the Listing Standards for Audit Committees.

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

There were no purchases of our common shares made by us or on our behalf or by any affiliated purchaser during the fiscal year ended April 30, 2011.

Item 16F.	Change in Registrant’s Certifying Accountant.

None.

Item 16G.	Corporate Governance.

None.

PART III

Item 17.	Financial Statements

Item 18.	Financial Statements

Not applicable.

Item 19.	Exhibits

Exhibit Number	Description
1.1	Certificate of Incorporation - British Columbia (1)
1.2	Notice of Articles - British Columbia (2)
1.3	Certificate of Name Change - British Columbia (2)
1.4	Articles - British Columbia (2)
1.5	Certificate of Continuance - Alberta (3)
1.6	Articles of Continuance - Alberta (3)
1.7	By-law No. 1 - Alberta (3)
4.1	Canadian Stock Option Plan dated August 24, 2004, amended and restated February 19, 2007 and August 9, 2007 (4)
4.2	U.S. Stock Option Plan dated January 5, 2007 (4)
4.3	Operating and Farm-in Agreement dated October 24, 2007 in respect Loma Area, Montana (Big Sky project) (5)
4.4	Operating and Farm-in Agreement dated October 24, 2007 in respect Teton Area, Montana (Big Sky project) (5)
4.5	Canadian Equity Incentive Plan, amended and restated June 5, 2008 (6)
4.6	U.S. Equity Incentive Plan, amended and restated June 5, 2008 (6)
4.7	Agreement of Purchase and Sale dated August 27, 2009 between MegaWest Energy Missouri Corp. and Mega Partners 1, LLC (6)
4.8	Operating Agreement dated August 27, 2009 between MegaWest Energy Missouri Corp. and Mega Partners 1, LLC (6)
4.9	Side Letter Agreement dated August 27, 2009 between MegaWest Energy Missouri Corp. and Mega Partners 1, LLC (6)
4.10	Form of Subscription Agreement entered into with various subscribers in August, 2009 (6)
4.11	Form of Subscription Agreement dated July 30, 2010, among MegaWest Energy Corp. and certain subscribers for US$2,500,000 Senior Convertible Notes (7)
4.12
Form of Exchange Agreement dated July 30, 2010, among MegaWest Energy Corp. and the holders of Series A preferred shares to convert the Series A preferred shares into US$2,501,069 Junior Convertible Notes (7)

8.1	Subsidiaries (7)
11.1	Code of Ethics (7)
12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act, as amended
12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act, as amended
13.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of GLJ Petroleum Consultants

(1)	Incorporated by reference to our Form 6-K filed with the Securities and Exchange Commission on March 6, 2006.
(2)	Incorporated by reference to our Form 20-F filed with the Securities and Exchange Commission on March 30, 2007.
(3)	Incorporated by reference to our Form F-1/A filed with the Securities and Exchange Commission on February 15, 2008.
(4)	Incorporated by reference to our Form 20-F filed with the Securities and Exchange Commission on August 10, 2007.
(5)	Incorporated by reference to our Form F-1/A filed with the Securities and Exchange Commission on December 31, 2007.
(6)	Incorporated by reference to our Form 6-K filed with the Securities and Exchange Commission on September 4, 2009.
(7)	Incorporated by reference to our Form 6-K filed with the Securities and Exchange Commission on November 16, 2010.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GRAVIS OIL CORPORATION

	By:	/s/ TIM L. MORRISON
Tim L. Morrison
Chief Executive Officer and Chairman
November 15, 2011

GRAVIS OIL CORPORATION

a Development Stage Enterprise

(formerly MegaWest Energy Corp.)

Consolidated Financial Statements

April 30, 2011

To the Shareholders of Gravis Oil Corporation

We have audited the accompanying consolidated financial statements of Gravis Oil Corporation and its subsidiaries, which comprise the consolidated balance sheets as at April 30, 2011 and 2010, the consolidated statements of operations and comprehensive loss, shareholders’ deficit and cash flows for each of the years in the three-year period ended April 30, 2011, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with United States generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstance, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal controls. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Gravis Oil Corporation and its subsidiaries as at April 30, 2011 and 2010 and their consolidated results of operations and consolidated cash flows for each of the years in the three-year period ended April 30, 2011 in accordance with United States generally accepted accounting principles.

Emphasis of Matter

Without modifying our opinion, we draw attention to Note 1 in the consolidated financial statements which indicates that Gravis Oil Corporation has cash outflows from operating activities, recurring losses, and a working capital deficiency at April 30, 2011.  These conditions, along with other matters as set forth in Note 1 in the consolidated financial statements, indicate the existence of a material uncertainty that cast significant doubt about Gravis Oil Corporation’s ability to continue as a going concern.

/s/ KPMG LLP

Chartered Accountants

Calgary, Canada

October 12, 2011

GRAVIS OIL CORPORATION (a development stage enterprise)
(formerly MegaWest Energy Corp.) Consolidated Balance Sheets (United States dollars)

	April 30, 2011	April 30, 2010
Assets
Current assets
Cash and cash equivalents	$1,179,838	$150,005
Cash in escrow (note 10(b))	658,000	-
Accounts receivable	231,316	457,071
Prepaid expenses and deposits	92,196	173,288
	2,161,350	780,364
Oil and gas assets (note 6)	17,975,830	30,287,809
Administrative assets	19,498	79,963
Long-term receivable (note 7)	294,862	307,620
Reclamation deposits (note 9)	143,696	140,815
Deferred transaction costs (note 10)	223,276	-
	$20,818,512	$31,596,571
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$1,251,736	$744,408
Interest payable	505,696	-
Asset retirement obligations (note 9)	205,700	245,657
Current liability portion of convertible notes (note 10)	1,626,243	-
	3,589,375	990,065
Asset retirement obligations (note 9)	521,636	521,883
Liability portion of convertible notes (note 10)	5,040,020	-
Derivatives (note 11)	14,499,894	1,330,909
	23,650,925	2,842,857
Shareholders’ Deficit
Common shares - Unlimited shares without par value authorized; 14,078,947 issued April 30, 2011; 13,328,947 issued April 30, 2010 (note 12)	79,016,425	78,836,171
Preferred A shares - 100,000,000 authorized; nil issued April 30, 2011; 22,000 with a $100 stated value and no par value issued April 30, 2010 (note 12)	-	1,881,262
Contributed surplus	54,341,320	53,613,475
Accumulated other comprehensive loss (note 2)	(272,156)	11,615
Accumulated deficit from prior operations	(443,861)	(443,861)
Accumulated deficit from development stage	(135,474,141)	(105,144,948)
	(2,832,413)	28,753,714
	$20,818,512	$31,596,571

Going concern (note 1)
Contingency and contractual obligation (note 22)
Subsequent events (note 23)

Approved by the Board:
/s/ F. George Orr	/s/ Tim L. Morrison
F. George Orr, Director and Chairman of the Audit Committee	Tim L. Morrison, President and Chief Executive Officer, Director and Secretary

See accompanying notes to consolidated financial statements.	Page 2

GRAVIS OIL CORPORATION (a development stage enterprise)
(formerly MegaWest Energy Corp.)
Consolidated Statements of Operations and Comprehensive Loss (United States dollars)

	Years ended April 30			From Development Stage Inception on November 1, 2006 through
	2011	2010	2009	April 30, 2011
Revenue and other income
Oil sales	$1,565,963	$1,575,150	$–	$3,141,113
Interest income	16,213	6,073	135,190	1,044,941
	1,582,176	1,581,223	135,190	4,186,054
Expenses
Operating	3,470,746	3,955,084	–	7,425,830
Impairment of oil and gas assets (note 6)	12,848,677	1,162,545	57,468,799	99,064,260
General and administrative (note 15)	3,307,060	3,193,449	4,046,550	32,041,960
Depreciation, depletion and accretion	844,160	293,113	127,884	1,353,141
Loss on marketable securities	–	–	–	1,676,173
Interest and accretion	1,512,443	–	12,479	3,888,233
Foreign exchange loss (gain)	(86,959)	98,225	(1,573,251)	1,534,760
Change in fair value of derivatives (note 11)	9,395,435	829,166	–	10,224,601
Change in fair value of exchange shares	–	–	–	(18,387,365)
	31,291,562	9,531,582	60,082,461	138,821,593
Net loss	(29,709,386)	(7,950,359)	(59,947,271)	(134,635,539)
Foreign exchange translation	(283,771)	4,984,026	(13,832,144)	(272,156)
Total comprehensive loss	$(29,993,157)	$(2,966,333)	$(84,955,892)	$(134,907,695)

Net loss per share
Basic and diluted	$(2.22)	$(0.60)	$(4.60)

Weighted average shares outstanding
Basic and diluted (note 14)	13,387,166	13,325,545	13,035,892

See accompanying notes to consolidated financial statements.	Page 3

GRAVIS OIL CORPORATION (a development stage enterprise)
(formerly MegaWest Energy Corp.)
Consolidated Statement of Shareholders’ Deficit (United States dollars)

					Accumulated
					Other		Total
	Common	Preferred A		Contributed	Comprehensive	Accumulated	Shareholders’
	Shares	Shares	Warrants	Surplus	Income	Deficit	Deficit
Period from inception to April 30, 2008:
Issued, net of costs (note 12)	$57,217,824	$-	$46,022,853	$(167,565)	$-	$-	$103,073,112
Foreign exchange translation	-	-	-	-	8,859,733	-	8,859,733
Stock-based compensation	-	-	-	10,384,259	-	-	10,384,259
Net loss	-	-	-	-	-	(37,472,384)	(37,472,384)
Balance at April 30, 2008	$57,217,824	$-	$46,022,853	$10,216,694	$8,859,733	$(37,472,384)	$84,844,720
Issued, net of costs (note 12)	21,610,709	-	(3,911,252)	-	-	-	17,699,457
Foreign exchange translation	-	-	-	-	(13,832,144)	-	(13,832,144)
Stock-based compensation (note 13)	-	-	-	784,887	-	-	784,887
Expiry of warrants	-	-	(42,111,601)	42,111,601	-	-	-
Net loss	-	-	-	-	-	(59,947,271)	(59,947,271)
Balance at April 30, 2009	$78,828,533	$-	$-	$53,113,182	$(4,972,411)	$(97,419,655)	$29,549,649
Issued, net of costs (note 12)	7,638	1,662,467	-	-	-	-	1,670,105
Preferred A Shares dividend (note 12)	-	218,795	-	-	-	(218,795)	-
Foreign exchange translation	-	-	-	-	4,984,026	-	4,984,026
Stock-based compensation (note 13)	-	-	-	500,293	-	-	500,293
Net loss	-	-	-	-	-	(7,950,359)	(7,950,359)
Balance at April 30, 2010	$78,836,171	$1,881,262	$-	$53,613,475	$11,615	$(105,588,809)	$28,753,714
Issued, net of costs (note 12)	180,254	-	-	-	-	-	180,254
Preferred A Shares dividend (note 12)	-	82,274	-	-	-	(82,274)	-
Preferred A Shares exchange (note 12)	-	(1,963,536)	-	-	-	(537,533)	(2,501,069)
Foreign exchange translation	-	-	-	-	(283,771)	-	(283,771)
Stock-based compensation (note 13)	-	-	-	727,845	-	-	727,845
Net loss	-	-	-	-	-	(29,709,386)	(29,709,386)
Balance at April 30, 2011	$79,016,425	$-	$-	$54,341,320	$(272,156)	$(135,918,002)	$(2,832,413)

See accompanying notes to consolidated financial statements.	Page 4

GRAVIS OIL CORPORATION (a development stage enterprise)
(formerly MegaWest Energy Corp.)
Consolidated Statements of Cash Flows (United States dollars)

	Years ended April 30			From Development Stage Inception on November 1, 2006 through
	2011	2010	2009	April 30, 2011
Operating activities
Net loss	$(29,709,386)	$(7,950,359)	$(59,947,271)	$(134,635,539)
Adjustments to reconcile net loss to cash used by operating activities:
Impairment of oil and gas assets	12,848,677	1,162,545	57,468,799	99,064,260
Depreciation, depletion and accretion	844,160	293,113	127,884	1,353,141
Interest and accretion expense	1,512,443	-	12,305	3,888,233
Stock-based compensation	885,160	457,085	534,934	18,152,238
Unrealized foreign exchange loss (gain)	(36,181)	139,679	(2,039,522)	1,724,969
Loss on marketable securities	-	-	-	1,676,173
Unrealized change in fair value of derivatives	9,395,435	829,166	-	10,224,601
Unrealized change in fair value of exchange shares	-	-	-	(18,387,365)
Interest paid	(50,083)	-	-	(50,083)
Change in long-term accounts receivable	12,758	(304,120)	-	(291,362)
Change in non-cash working capital	580,174	431,746	(238,793)	990,974
	(3,716,843)	(4,941,145)	(4,081,664)	(16,289,760)
Financing activities
Proceeds from issuance of convertible notes	7,100,000	-	-	7,100,000
Proceeds from issuance of preferred shares	-	2,136,950	-	2,136,950
Proceeds from issuance of common shares	-	-	12,970,061	48,068,853
Proceeds from exercise of stock options and warrants	-	-	111,422	458,945
Transaction costs	(327,752)	-	-	(327,752)
Notes payable	-	-	-	(36,182)
Change in cash in escrow	(658,000)	-	-	(658,000)
	6,114,248	2,136,950	13,081,483	56,742,814
Investing activities
Expenditures on oil and gas assets	(1,361,890)	(941,322)	(14,010,367)	(33,325,706)
Expenditures on administrative assets	(3,054)	(7,401)	(36,887)	(385,523)
Disposition of oil and gas assets	-	2,391,077	-	2,391,077
Acquisitions, net of cash acquired	-	-	-	(4,153,508)
Marketable securities	-	-	-	(1,675,193)
Change in reclamation deposit	(2,881)	33,494	(15,929)	(143,696)
	(1,367,825)	1,475,848	(14,063,183)	(37,292,549)
Change in cash and cash equivalents	1,029,580	(1,328,347)	(5,063,364)	3,160,505
Exchange rate fluctuations on cash and cash
equivalents	253	(2,377)	1,420,801	(1,988,332)
Cash and cash equivalents, beginning of period	150,005	1,480,729	5,123,292	7,665
Cash and cash equivalents, end of period	$1,179,838	$150,005	$1,480,729	$1,179,838

See accompanying notes to consolidated financial statements.	Page 5

GRAVIS OIL CORPORATION (a development stage enterprise)
(formerly MegaWest Energy Corp.)
Notes to the Consolidated Financial Statements
For the year ended April 30, 2011 (United States dollars unless otherwise indicated)

1.	Development Stage and Going Concern:

Gravis Oil Corporation (“Gravis” or the “Company”) is a development stage enterprise that is developing heavy oil properties.  Gravis has been a development stage company since November 2006 and its activities have included analysis and evaluation of technical data, preparation of geological models, exploration drilling, conceptual engineering, construction and operation of thermal demonstration projects, and securing capital to fund operations.

As at April 30, 2011, the Company has a working capital deficiency of $1.4 million, recurring losses and net cash outflows from operating activities and an accumulated deficit during the development stage of $135.5 million.  Subsequent to April 30, 2011, as a result of the Company’s financial position, cost factors and market conditions it suspended operations on its Missouri oil and gas assets.  The Company will need to raise additional funds within the next 12 months by means of additional equity issuances, debt financing or selling of working interests in order to discharge its liabilities and continue its activities.  In the longer term, the recoverability of the carrying value of the Company’s long-lived assets is dependent upon the Company’s ability to preserve its interest in the underlying properties, the discovery of economically recoverable reserves and the achievement of profitable operations.  These matters raise substantial doubt about the Company’s ability to continue as a going concern.

While the outcome of fund raising and exploration activities cannot be determined at this time, these financial statements are prepared on the basis of a going concern. The going concern basis of presentation assumes the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.  While there is substantial doubt about the ability of the Company to continue to use the going concern assumption, these financial statements do not include any adjustments to the amounts and classification of assets and liabilities that may be necessary should the Company be unable to secure additional funding and attain profitable operations.

2.	Change in Reporting and Functional Currency:

These financial statements have been prepared using the United States dollar as the reporting currency, as management is of the opinion the use of US dollars to prepare the annual financial statements enhances communication with shareholders and improves comparability of financial information reported with peer group companies.  Financial statements in prior years were prepared using a Canadian dollar (Cdn dollar) reporting currency, however, both current year and historical financial information financial information has been translated to US dollars in accordance with the method described in the significant accounting policies.  The change in reporting currency resulted in the recognition of a cumulative foreign currency translation reserve of $272,156 in accumulated other comprehensive income at July 30, 2011.

Effective July 30, 2010, the Company and its subsidiaries changed functional currency from the Cdn dollar to the US dollar. This change was made as a result of the financing completed in July 2010, causing the Company’s primary source of funding to be in US dollars and making the US dollar the currency of the economic environment in which the entity primarily generates and expends cash.

The methods for translating financial information to the reporting currency and to record foreign currency transactions in the Company’s functional currency are described in the significant accounting policies.

3.	Basis of Preparation:

As a Canadian company, Gravis historically prepared its consolidated financial statements in accordance with accounting principles generally accepted in Canada (Canadian GAAP) and also provided reconciliation to United States generally accepted accounting principles (“US GAAP”).

Effective May 1, 2010, the Company started using United States generally accepted accounting principles ("US GAAP") retrospectively to prepare its consolidated financial statements.  The decision to change to US GAAP was made to enhance communication with shareholders and other investors and improve the comparability of financial information reported with competitors and peer group companies.

GRAVIS OIL CORPORATION (a development stage enterprise)
(formerly MegaWest Energy Corp.)
Notes to the Consolidated Financial Statements
For the year ended April 30, 2011 (United States dollars unless otherwise indicated)

The accounting policies set out in note 5 have been applied consistently to all periods presented in these audited consolidated financial statements. A reconciliation of the US GAAP financial statements to Canadian GAAP is included in note 25.

4.	Share Consolidation:

Effective June 20, 2011, the Company’s share capital was consolidated on a one-for-ten basis. All common share, warrant and stock option figures disclosed herein are reported on a consolidated basis.

5.	Significant Accounting Policies:

(a)	Principles of Consolidation:

       These financial statements include the accounts of Gravis and its wholly-owned subsidiary, MegaWest Energy USA Corp. and its wholly owned subsidiaries:

MegaWest Energy Texas Corp.
MegaWest Energy Kentucky Corp.
MegaWest Energy Missouri Corp.
MegaWest Energy Kansas Corp.
MegaWest Energy Montana Corp.

A significant portion of the Company’s activities are conducted jointly with others and these consolidated financial statements reflect only the Company’s proportionate interest in such activities. All intercompany balances and transactions have been eliminated.

(b)	Use of Estimates and Measurement Uncertainty:

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts and other disclosures in these financial statements.  Actual results may differ from those estimates due to factors such as fluctuations in interest rates, currency exchange rates, inflation levels and commodity prices, changes in economic conditions and legislative and regulatory changes.

Significant estimates used in the preparation of these financial statements include estimates of oil and gas reserves and resources and the estimated value of the unproved properties, fair value of the Preferred A Shares at the date of their exchange, derivative fair values, stock-based compensation fair values and estimated cost and timing related to asset retirement obligations.

Certain fair value estimates are based on expected volatility of the Company’s share price.  In 2011, the Company used a volatility rate based on peer entities rather than historical trading prices of its common shares as used in 2010 and prior years.  The volatility of peer entities is considered more representative for the Company due to the dilutive impact of financings completed in 2011 and the limited trading of the Company’s shares on the OTC Bulletin Board.

(c)	Cash and Cash Equivalents:

Cash and cash equivalents consist of highly liquid investments with terms to maturity, at the date of acquisition, not exceeding 90 days. The Company’s cash balances are maintained in both United States and Canadian banks.

(d)	Oil and Gas Operations:

The Company follows the full cost method of accounting for oil and gas operations whereby all costs related to exploration and development of oil and gas reserves are capitalized.  Under this method, the Company capitalizes all acquisition, exploration and  development costs incurred for the purpose of finding oil and natural gas reserves, including salaries, benefits and other internal costs directly attributable to these activities. Costs associated with production and general corporate activities, however, are expensed in the period incurred. Costs are capitalized on a country-by-country basis.  To date, there has only been one cost center, the United States.

GRAVIS OIL CORPORATION (a development stage enterprise)
(formerly MegaWest Energy Corp.)
Notes to the Consolidated Financial Statements
For the year ended April 30, 2011 (United States dollars unless otherwise indicated)

Capitalized costs of oil and natural gas properties may not exceed an amount equal to the present value, discounted at 10%, of estimated future net revenues from proved reserves plus the cost of unproven properties. Should capitalized costs exceed this ceiling, impairment is recognized.

The present value of estimated future net cash flows is computed by applying the average first-day-of-the-month prices during the previous twelve-month period of oil and natural gas to estimated future production of proved oil and natural gas reserves as of year-end less estimated future expenditures to be incurred in developing and producing the proved reserves and assuming continuation of existing economic conditions.  Prior to December 31, 2009, prices and costs used to calculate future net cash flows were those as of the end of the appropriate quarterly period.

Following the discovery of reserves and the commencement of production, the Company computes depletion of oil and natural gas properties using the unit-of-production method based upon production and estimates of proved reserve quantities.  Costs associated with unproved properties are excluded from the depletion calculation until it is determined whether or not proved reserves can be assigned to such properties.  Unproved properties are assessed for impairment quarterly.  Significant properties are assessed individually.

The Company assesses all items classified as unproved property on a quarterly basis for possible impairment. The Company assesses properties on an individual basis or as a group if properties are individually insignificant. The assessment includes consideration of the following factors, among others: land relinquishment; intent to drill; remaining lease term; geological and geophysical evaluations; drilling results and activity; the assignment of proved reserves; and the economic viability of development if proved reserves are assigned. During any period in which these factors indicate impairment, the related exploration costs incurred are transferred to the full cost pool and are then subject to depletion and the ceiling limitations on development oil and natural gas expenditures.

Proceeds from the sale of oil and gas assets are applied against capitalized costs, with no gain or loss recognized, unless a sale would alter the rate of depletion and depreciation by 25 percent or more.

(e)	Administrative Assets:

Leasehold improvements, office furniture and equipment are stated at cost. Depreciation on leasehold improvements, office furniture and equipment is provided on a straight-line basis over five years.

(f)	Asset Retirement Obligations:

The Company recognizes a liability for the estimated fair value of site restoration and abandonment costs when the obligations are legally incurred and the fair value can be reasonably estimated.  The fair value of the obligations is based on the estimated cash flow required to settle the obligations discounted using the Company's credit adjusted risk-free interest rate.  The obligation is recorded as a liability with a corresponding increase in the carrying amount of the oil and gas assets.  The capitalized amount will be depleted on a unit-of-production method.  The liability is increased each period, or accretes, due to the passage of time and a corresponding amount is recorded in the statement of operations.  Revisions to the estimated fair value would result in an adjustment to the liability and the capitalized amount in oil and gas assets.

(g)	Foreign Currency Translation:

Commencing July 30, 2010, the US dollar is the functional currency of the Company and its subsidiaries. Monetary assets and liabilities denominated in foreign currencies are translated to US dollars at the exchange rate in effect at the balance sheet date and non-monetary assets and liabilities at the exchange rates in effect at the time of the transactions.  Revenues and expenses are translated to US dollars at rates approximating exchange rates in effect at the time of the transactions.  Exchange gains and losses resulting from the period-end translation of monetary assets and liabilities denominated in foreign currencies are recorded in the statement of operations.

For periods prior to July 30, 2010, the functional currency of the Company and its subsidiaries was Cdn dollar, which was translated into US dollars, the Company’s reporting currency, using the current rate method.  Under this method, assets and liabilities are translated at the closing rate in effect at the end of the comparative period; revenues, expenses and cash flows are translated at the average rate in effect for the period; and equity transactions are translated at historical rates.  Translation adjustments are included in accumulated other comprehensive loss presented in shareholders’ equity.

GRAVIS OIL CORPORATION (a development stage enterprise)
(formerly MegaWest Energy Corp.)
Notes to the Consolidated Financial Statements
For the year ended April 30, 2011 (United States dollars unless otherwise indicated)

(h)	Oil Revenue:

Sales of crude oil are recognized in the period in which the product is delivered to a customer.  Oil revenue represents the Company's share and is recorded net of royalty payments to governments and other mineral interest owners.

(i)	Stock-Based Compensation:

The Company accounts for all stock options and warrants granted to employees, directors and certain service providers using the fair value method.  Under this method, compensation expense is recorded with a corresponding credit to contributed surplus.  Stock-based compensation expense for employees is based on the estimated fair value of the related option or warrant at the time of grant and is expensed on a straight-line basis over the vesting period of the option.  Stock-based compensation expense for other service providers is based on the estimated fair value of the related option or warrant once vested.  At the end of each reporting period, the fair value of each option and warrant not vested is re-calculated and the appropriate amount is expensed in that period.  Compensation expense is adjusted for the estimated amount of forfeitures.

The Company issues common shares from treasury on the exercise of stock options and warrants and consideration received upon the exercise of stock options and warrants together with the amount of non-cash compensation expense recognized in contributed surplus is recorded as the amount of common shares.

(j)	Income Taxes:

The Company follows the asset and liability method of tax allocation accounting. This method requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between financial accounting bases and tax bases of assets and liabilities. The tax benefits of tax loss carry-forwards and other deferred taxes are recorded as an asset to the extent that management assesses the utilization of such assets to be more likely than not. Deferred tax assets and liabilities are measured using the tax rate in effect for the year in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates of deferred tax assets and liabilities is recognized in income in the year of the enacted rate change. Deferred tax assets are reduced by a valuation allowance when it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The Company recognizes interest and penalties related to uncertain tax positions in income tax expense. During 2011, 2010 and 2009, there were no charges for interest or penalties.

(k)	Per Share Amounts:

Basic per share amounts are computed by dividing the loss by the weighted average shares outstanding during the reporting period.  Diluted amounts for options and consulting and other warrants are computed using the treasury stock method.  The treasury stock method assumes that proceeds received from the exercise of in-the-money options and warrants are used to repurchase shares at the average market price for the period.  The difference between the number of shares that could have been purchased at market prices in the period and the number of in-the-money options and warrants is added to the weighted average shares outstanding.  Dilutive amounts for convertible notes are determined by using the “as if converted method”.

(l)	Financial Instruments:

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

GRAVIS OIL CORPORATION (a development stage enterprise)
(formerly MegaWest Energy Corp.)
Notes to the Consolidated Financial Statements
For the year ended April 30, 2011 (United States dollars unless otherwise indicated)

Transaction costs attributable to certain financial instruments classified as other than held-for-trading and available for sale, such as the liability portion of convertible notes, are presented as a deferred asset on the balance sheet and recognized as an expense over the term of the related financial instrument.  Other transaction costs are expensed on recognition of the instrument. The Company has classified its financial assets and liabilities as follows:

Held-for-trading	Loans and receivables	Other liabilities

Cash and cash equivalents	Accounts receivable	Accounts payable and accrued liabilities
Derivatives	Long-term receivable	Interest payable
Liability portion of convertible notes

At each balance sheet date, the Company assesses financial assets for impairment with any impairment recorded in the consolidated statement of operations.  To assess loans and receivables for impairment, the Company evaluates the probability of collection of accounts receivable and records an allowance for doubtful accounts, which reduces loans and receivables to the amount management reasonably believes will be collected.  In determining the amount of the allowance, the following factors are considered: the length of the time the receivable has been outstanding, specific knowledge of each customer’s financial condition and historical experience.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price).

Fair value measurements are categorized using a valuation hierarchy for disclosure of the inputs used to measure fair value, which prioritized the inputs into three broad levels:

Level 1 - Quoted prices are available in active markets for identical assets or liabilities as of the reporting date. Active markets are those in which transactions for the asset or liability occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2 - Pricing inputs are other than quoted prices in active markets included in level 1, which are either directly or indirectly observable as of the reported date and includes those financial instruments that are valued using models or other valuation methodologies.

Level 3 - Pricing inputs include significant inputs that are generally less observable from objective sources. These inputs may be used with internally developed methodologies that result in management’s best estimate of fair value.

(m)	Derivatives:

The Company evaluates all financial instruments for freestanding and embedded derivatives. Warrants and conversion features related to convertible notes and preferred shares do not have readily determinable fair values and therefore require significant management judgment and estimation. The Company uses the Black-Scholes and binomial pricing model to estimate the fair value of warrant and note conversion feature at the end of each applicable reporting period. Changes in the fair value of these derivatives during each reporting period are included in the statement of operations. Inputs into the Black-Scholes pricing model require estimates, including such items as estimated volatility of the Company’s stock and the estimated life of the financial instruments being fair valued.

(n)	Recent Accounting Pronouncements:

The FASB has issued ASU No. 2010-13, Compensation - Stock Compensation (Topic 718): Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades. This ASU codifies the consensus reached in EITF Issue No. 09-J, "Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades." The amendments to the Codification clarify that an employee share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity shares trades should not be considered to contain a condition that is not a market, performance, or service condition. Therefore, an entity would not classify such an award as a liability if it otherwise qualifies as equity. This rule will not have a material impact on the Company’s financial position or results of operations. The Company has applied the principles from the update in its financial reporting.

GRAVIS OIL CORPORATION (a development stage enterprise)
(formerly MegaWest Energy Corp.)
Notes to the Consolidated Financial Statements
For the year ended April 30, 2011 (United States dollars unless otherwise indicated)

In January 2010, the FASB issued Accounting Standards Update 2010-06, Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements. The ASU amends Subtopic 820-10 with new disclosure requirements and clarification of existing disclosure requirements. New disclosures required include the amount of significant transfers in and out of levels 1 and 2 fair value measurements and the reasons for the transfers. In addition, the reconciliation for level 3 activity will be required on a gross rather than net basis. The ASU provides additional guidance related to the level of disaggregation in determining classes of assets and liabilities and disclosures about inputs and valuation techniques. The amendments are effective for annual or interim reporting periods beginning after December 15, 2009, except for the requirement to provide the reconciliation for level 3 activities on a gross basis, which will be effective for fiscal years beginning after December 15, 2010. The Company is currently assessing the impact of ASU 2010-6 and does not expect the adoption of this guidance to have a material impact on its consolidated financial statements.

The FASB has issued ASU 2011-05, Comprehensive Income: Presentation of Comprehensive Income, the requirements of which increase in the prominence of other comprehensive income in financial statements.  The Company is currently assessing the impact of ASU 2011-05 and does not expect adoption of this guidance to have a material impact on its consolidated financial statements.

6.	Oil and Gas Assets:

The following table summarizes the oil and gas assets by project:
Cost	Missouri (a)	Kentucky(b)	Montana (c)	Kansas (d)	Texas (e)	Other (f)	Total
Balance, April 30, 2010	$24,936,309	$3,215,682	$686,209	$94,613	$-	$1,354,996	$30,287,809
Additions	1,516,465	102,364	-	4,745	-	-	1,623,574
Depletion	(720,740)	-	-	-	-	-	(720,740)
Impairment	(9,066,590)	(3,179,174)	(602,913)	-	-	-	(12,848,677)
Foreign currency translation	(301,444)	(38,872)	(8,296)	(1,144)	-	(16,380)	(366,136)
Balance, April 30, 2011	$16,364,000	$100,000	$75,000	$98,214	$-	$1,338,616	$17,975,830

Cost	Missouri (a)	Kentucky(b)	Montana (c)	Kansas (d)	Texas (e)	Other (f)	Total
Balance, April 30, 2009	$22,462,582	$2,695,991	$1,273,963	$83,803	$251,460	$1,529,053	$28,296,852
Additions	714,821	49,223	15,413	-	-	5,557	785,014
Recoveries and transfers	38,311	-	-	(3,200)	(323)	(4,719)	30,069
Disposition	(2,011,529)	-	-	-	-	(379,548)	(2,391,077)
Depletion	(95,815)	-	-	-	-	-	(95,815)
Impairment	-	-	(816,696)	-	(290,237)	(55,612)	(1,162,545)
Foreign currency translation	3,827,939	470,468	213,529	14,010	39,100	260,265	4,825,311
Balance, April 30, 2010	$24,936,309	$3,215,682	$686,209	$94,613	$-	$1,354,996	$30,287,809

GRAVIS OIL CORPORATION (a development stage enterprise)
(formerly MegaWest Energy Corp.)
Notes to the Consolidated Financial Statements
For the year ended April 30, 2011 (United States dollars unless otherwise indicated)

Cost	Missouri (a)	Kentucky(b)	Montana (c)	Kansas (d)	Texas (e)	Other (f)	Total
Balance, April 30, 2008	$15,426,924	$43,241,600	$17,464,748	$3,912,739	$297,870	$1,567,335	$81,911,216
Additions	9,842,427	1,729,644	1,351,879	289,679	578,319	916,508	14,708,456
Impairment	-	(36,981,914)	(15,396,845)	(3,646,484)	(578,319)	(865,237)	(57,468,799)
Foreign currency translation	(2,806,769)	(5,293,339)	(2,145,819)	(472,131)	(46,410)	(89,553)	(10,854,021)
Balance, April 30, 2009	$22,462,582	$2,695,991	$1,273,963	$83,803	$251,460	$1,529,053	$28,296,852

During the year ended April 30, 2011, the Company capitalized $180,537 (2010 - $161,459, 2009 - $1,043,033), of administrative costs and $9,495 (2010 - $50,846, 2009 - $472,486), of stock-based compensation costs, which have been included as part of the Missouri project additions.

In conjunction with the Preferred B Option (note 11), for a period which is the latter of the Series B Preferred Shares (or the underlying investment rights to buy Series B Preferred Shares) being outstanding or August 28, 2011, Mega Partners 1, LLC (“MP1”) held rights to acquire additional property interests as follows:

•
MP1 has the option to acquire up to a 20% proportionate interest in any of the Company’s properties outside of the Deerfield Area by paying a proportionate 133% of the Company’s costs-to-date in respect of such property.

•	MP1 has the option to participate with the Company in any future oil and gas property acquisitions for a proportionate 20% share of any such acquisitions.

(a)	Missouri

Effective July 1, 2010, Gravis reacquired the 10% working interest in the Company’s Marmaton River and Grassy Creek projects it had sold during fiscal 2010 to MP1, in exchange for a 2.75% gross overriding royalty interest on the projects. Following this acquisition, Gravis has a 100% working interest in both projects. At April 30, 2011, the Company had an average 98.3% working interest in approximately 38,119 unproved net mineral acres of oil and gas leases. Costs incurred relate to lease acquisition, geological and geophysical activities, exploration and delineation drilling and facilities for the Marmaton River and Grassy Creek projects. Subsequent to April 30, 2011, as a result of the Company’s financial position, cost factors and market conditions it suspended operations on its Missouri oil and gas assets.

MP1 retains the option to acquire up to a 10% interest in future projects within the Deerfield Area, on a project by project basis, by paying up to a US $300,000 equalization payment per project and thereafter its proportionate share of all future development and operating costs in respect of such project, including a proportionate share of facility costs.

As at April 30, 2011, the Company performed a ceiling test calculation to assess the ceiling limitation of the proved oil properties in Missouri and determined that its net capitalized costs for the Missouri projects exceeded the ceiling limitation.  As a result, the Company recorded an impairment charge of $9,066,590 (2010 - $nil; 2009 - $nil) on the Missouri projects.

During 2011, the Company earned an average price of $59 per barrel of oil equivalent (boe) (2010 -$52.90; 2009 - $nil) and incurred operating expenses of $130.70 per boe (2010 - $132.80; 2009 - $nil). The Company’s 2011 depletion rate was $27.15 per boe (2010 - $6.02; 2009 - $nil).

(b)	Kentucky

The Company has a 37.5% working interest in the shallow rights and an additional 37.5% working interest in the deep rights in certain oil and gas leases totaling approximately 29,147 unproved net mineral acres (10,930 net acres).

On September 21, 2010, the Company and its 62.5% working interest partner (together the “Farmor”) signed a farm-out agreement for their interest in 5,100 net acres in the Little Muddy Area of Butler County, Kentucky.

GRAVIS OIL CORPORATION (a development stage enterprise)
(formerly MegaWest Energy Corp.)
Notes to the Consolidated Financial Statements
For the year ended April 30, 2011 (United States dollars unless otherwise indicated)

On December 4, 2010, this farm-out agreement was expanded to cover the full 29,147 unproved net mineral acres. All acreage leased in Kentucky by the Farmor and the Farmee in Butler, Warren, Edmonson and Muhlenberg counties shall be pooled and be subject to the new agreement, including approximately 1,000 net acres owned by the Farmee which are contiguous with Farmor’s leases.

In 2011, the Farmee, at its sole cost, will drill, test and complete or abandon wells at locations of its choice on the joint lands, test production technologies and construct any production facilities required.  Upon Farmee recovering all of its project development costs out of 100% of the working interest revenue attributable to each production project on the joint lands, the working interest in, and revenue from, each such project will be shared 50% by the Farmee and 50% by the Farmor (Gravis 18.75%, working interest partner 31.25%).  During each year of the 4-year term of this agreement, the Farmee is required to pay all lease rentals attributable to the joint lands and drill a sufficient number of wells to hold a minimum of 15% of the joint lands.  The parties will share any sale proceeds from the pooled lands, net of cost recovery, in proportion to their respective working interests.

During the year ended April 30, 2011, the Company recorded an impairment charge of $3,179,174 (2010 - $nil; 2009 - $36,981,914) on the Kentucky project as a result of the lack of development activity by the Farmee and the curtailment of Company plans to continue exploration on the project due to a lack of available capital.   As a result of these factors and to help raise capital for other purposes the Company is seeking to depose of its interest in this property.  To date no offers have been received on the property and the amount that may be ultimately realized is uncertain.

(c)	Montana

The Montana leases include an average 55.3% working interest in 15,688 unproved net mineral acres in Montana covering two prospects, Teton and Devils Basin.

During the year ended April 30, 2011 the Company recorded an impairment charge of $602,913 (2010 - $816,696, 2009 - $15,396,845) on the Montana project.  The impairment was recorded due to the expiry of leases and curtailment of plans to continue exploration on the lands in the near term because of the lack of capital available for this project.  The remaining costs represent the Company’s estimate of the fair value of the leases as determined by sales in the area for long term leases with farmout potential and related seismic value.

(d)	Kansas

The Chetopa project consists of a 100% interest in two oil and gas leases covering 385 net mineral acres located two miles south of Chetopa, Kansas.  The project was suspended in fiscal 2009.  During the year ended April 30, 2011 the Company recorded an impairment charge of $nil (2010 - $nil, 2009 - $3,646,484). The carrying value of the Chetopa project represents the estimated salvage value of the equipment.

(e)	Texas

The Company is a working interest owner in the Trinity Sands Project covering 34,000 unproved net mineral acres in Texas.  The Company has an average 39.8% working interest in 29,516 unproved mineral net acres (11,751 company net acres) in Texas comprised of a 50% working interest in 17,489 net mineral acres and 25% working interest in the remaining 12,027 net mineral acres.

Costs accumulated on the project relate to land acquisition, geological and geophysical activities and exploration drilling.  During the year ended April 30, 2011, the Company recorded an impairment charge of $nil (2010 - $290,237; 2009 - $578,319). The impairment was recorded as the Company has no plans to continue exploration on these lands.

GRAVIS OIL CORPORATION (a development stage enterprise)
(formerly MegaWest Energy Corp.)
Notes to the Consolidated Financial Statements
For the year ended April 30, 2011 (United States dollars unless otherwise indicated)

(f)	Other

Other costs consist of five used steam generators and related equipment.  During the year ended April 30, 2010 the Company sold certain steam generation equipment for cash proceeds of $379,548.  During the year ended April 30, 2011, the Company recorded an impairment charge of $nil (2010 -$55,612; 2009 - $865,237).

7.	Long-term Receivable:

The $294,862 (April 30, 2010 - $307,620) long-term receivable is for capital and operating costs owing from MP1 on the Marmaton River and Grassy Creek projects in Missouri. In July 2010, the Company and MP1 entered into an arrangement whereby the Company reacquired the remaining 10% working interest in the projects in exchange for a 2.75% gross overriding royalty.  Under this arrangement, the Company will recover the balance owing from 50% of the GOR payments to the partner. During the time the receivable is outstanding, the Company earns interest on the outstanding balance at the U.S bank prime rate plus 3%. Included in the reported amount receivable is $15,050 of interest earned on the outstanding balance (2010 - nil; 2009 - nil).  The Company expects to recover approximately $100,000 of the long-term receivable in the next 12 months.

8.	Natural Gas Purchase Line of Credit Agreement:

The Company had a natural gas purchase line of credit agreement for a line of credit for the sole purpose of buying natural gas to fuel the steam generators on its Marmaton River and Grassy Creek projects.   The line of credit was repaid in February 2011 and then terminated.

9.	Asset Retirement Obligations:

The total future asset retirement obligation was estimated based on the Company’s ownership interest in all wells and facilities, the estimated legal obligations required to retire, dismantle, abandon and reclaim the wells and facilities and the estimated timing of such payments.  The Company estimated the present value of its asset retirement obligations at April 30, 2011 based on a future undiscounted liability of $1,208,292.  These costs are expected to be incurred within one to 24 years.  A credit-adjusted risk-free discount rate of 10% and an inflation rate of 2% were used to calculate the present value.

Changes to the asset retirement obligation were as follows:

	2011	2010	2009
Balance, beginning of year	$767,540	$858,286	$292,914
Additions	42,197	-	542,694
Disposition	-	(32,200)	-
Revisions	(143,268)	(103,124)	(9,650)
Accretion	60,867	44,578	32,328
	727,336	767,540	858,286
Current portion for cash flows expected to be incurred within one year	(205,700)	(245,657)	-
Long-term portion, end of year	$521,636	$521,883	$858,226

As at April 30, 2011, the Company has $143,696 (2010 - $140,815; 2009 - $142,959) of reclamation deposits with authorities to secure certain abandonment liabilities in Missouri.

GRAVIS OIL CORPORATION (a development stage enterprise)
(formerly MegaWest Energy Corp.)
Notes to the Consolidated Financial Statements
For the year ended April 30, 2011 (United States dollars unless otherwise indicated)

Expected timing of asset retirement obligations:

Year Ended April 30
2011	$220,000
2012	40,000
2013	-
2014	122,200
2015	135,600
Thereafter	690,492
1,208,292
Effect of discount	(480,956)
Total	$727,336

10.	Convertible Notes:

In July 2010, the Company closed a financing with a group of its existing shareholders for US $2.5 million of funding.  The transactions included the issuance of US $2.5 million in senior secured convertible notes (“Senior I Notes”), the conversion of the outstanding Preferred A Shares into US $2.5 million junior secured convertible notes (“Junior Notes”) and the reacquisition of a 10% working interest in the Marmaton River and Grassy Creek projects from MPI in exchange for a 2.75% gross overriding royalty on these properties.

On December 28, 2010, January 31, 2011 and March 7, 2011, the Company issued a total of US $4.6 million senior secured convertible notes (“Senior II Notes”).

The Senior I and Senior II Notes are senior obligations of the Company secured by the oil and gas assets in the state of Missouri. The Junior Notes are secured by the same assets, but rank behind the Senior I and II Notes in priority.

The investors in the Senior I Notes and the Junior Notes were extended full anti-dilution protection on all convertible securities, including notes and warrants.

For a period of one year following the closing date of each note, the investors in the notes have a right to participate in future financings of the Company.

In the event the Company issues common shares or securities convertible into or exercisable for common shares at a price per share or conversion or exercise price less than the conversion or exercise prices agreed to for each note, the conversion price of the notes and the exercise price of the warrants automatically reduce to such lower prices.  The number of warrants outstanding will be increased such that the expected exercise proceeds remain unchanged.

The Company incurred $327,752 of transaction costs for the issuance of Senior and Junior Notes which are presented as a deferred asset on the balance sheet and recognized as an expense over the term of the Notes.  During the year, the Company recognized $100,357 as expense, resulting in a deferred asset balance of $223,276 as at April 30, 2011.

GRAVIS OIL CORPORATION (a development stage enterprise)
(formerly MegaWest Energy Corp.)
Notes to the Consolidated Financial Statements
For the year ended April 30, 2011 (United States dollars unless otherwise indicated)

The table details the amounts recognized for the Senior and Junior Notes at the date of issuance:

	Face value of the Notes	Carrying amount of the Notes	Conversion feature	Senior warrants
Senior I Notes	$2,500,000	$1,245,490	$327,790	$926,720
Senior II Notes	4,600,000	3,090,820	627,830	881,350
	7,100,000	4,336,310	955,620	1,808,070
Junior Notes	2,501,069	1,573,489	927,580	-
	$9,601,069	$5,909,799	$1,883,200	$1,808,070

The conversion feature and senior warrants amounts recognized are the fair values of the derivative components at issuance date, with the remainder of the proceeds being attributed to the liability components of the notes.

The table details the continuity of convertible notes for the year ended April 30, 2011:

	Face Value of the Notes	Carrying amount of the Notes
Balance, April 30, 2010	$-	$-
Issued	9,601,069	5,909,799
Interest and accretion	-	856,307
Conversion of Senior I Notes	(150,000)	(99,843)
Balance, April 30, 2011	9,451,069	6,666,263
Senior I Note current portion	(2,350,000)	(1,626,243)
Long-term portion	$7,101,069	$5,040,020

(a)	Senior I Notes

The Senior I Notes pay interest quarterly at an annual rate of 8% in cash or 12% in additional Senior I Notes at the Company’s option until January 30, 2011 and at the holder’s option thereafter.  The Senior I Notes mature on January 30, 2012 and are convertible at any time at the holder’s option at a conversion price of $0.50 per common share.  The Senior I Notes are also redeemable in cash at any time at the Company’s option or convertible into common shares at the Company’s option if certain conditions have been met. In the event of redemption before the end of the term, there will be a 5% repayment premium. Note holders may elect to receive the redemption amount in common shares at the conversion price.

In addition, one warrant was issued to the Senior I Note holders for each $0.50 principal amount of the Senior I Notes for a total of 5,000,000 Senior I Warrants (“Senior I Warrants”).  The Senior I Warrants were initially exercisable at $0.50 per share until July 29, 2013.  On December 28, 2010, the conversion price of the Senior I Notes was reduced to $0.20 per share and the number of Senior I Warrants was increased to 12,500,000 and the exercise price reduced to $0.20 per share.

The fair values of the conversion feature and Senior I Warrants were estimated using the Black-Scholes pricing model based on a risk-free rate of 0.29% - 0.84%, expected volatility of 75% - 100%, and an expected life of 18 months to 3 years.

In March and April 2011, the Company issued 750,000 common shares on the conversion of $150,000 principal amount of Senior I Notes for which $184,373 was credited to share capital (note 12) comprised of a $99,843 pro-rata portion of the liability and $84,530 of the conversion feature.

GRAVIS OIL CORPORATION (a development stage enterprise)
(formerly MegaWest Energy Corp.)
Notes to the Consolidated Financial Statements
For the year ended April 30, 2011 (United States dollars unless otherwise indicated)

(b)	Senior II Notes

The Senior II Notes pay interest quarterly at an annual rate of 8% in cash or 12% in additional Senior II Notes at the Company’s option for the first six months after closing and at the holder’s option thereafter.  The Senior II Notes mature 18 months after closing (June 28, 2012, July 31, 2012, or September 7, 2012) and are convertible at any time at the holder’s option at a conversion price of $0.20 per common share.  The Senior II Notes are also redeemable in cash at any time at the Company’s option or convertible into common shares at the Company’s option if certain conditions have been met. In the event of redemption before the end of the term, there will be a 15% premium due on the investment amount. Note holders may elect to receive the redemption in common shares at the conversion price.

In addition, one warrant has been issued to the Senior II Note holders for each $0.50 principal amount of the Senior Notes for a total of 9,200,000 Senior II Warrants (“Senior II Warrants”).  The Senior II Warrants have an exercise price of $0.25 per share, of which 2,400,000 are exercisable until December 28, 2013, 5,600,000 are exercisable until January 31, 2014 and 1,200,000 are exercisable until March 7, 2014.

The fair values of the conversion feature and Senior II Warrants were estimated using the Black-Scholes pricing model based on a risk-free rate of 0.28% - 1.15%, expected volatility of 120% - 130%, and an expected life of 18 months to 3 years.

As at April 30, 2011, $658,000 of Senior II Note proceeds were held in an escrow account.  This amount is made available to the Company upon written request by the board of directors.

(c)	Junior Notes

The Junior Notes pay interest quarterly at an annual rate of 5% in cash or 7.5% in additional Junior Notes at the Company’s option until January 30, 2011 and at the holder’s option thereafter.  The Junior Notes mature on July 30, 2013 and are convertible at any time at the holder’s option at a conversion price of $0.50 per common share.  The Junior Notes are redeemable in cash at any time at the Company’s option or convertible into common shares at the Company’s option if certain conditions have been met.   In the event of redemption before the end of the term, there will be a 5% premium due on the investment amount. Note holders may elect to receive the redemption amount in common shares at the conversion price.

On December 28, 2010, the conversion price of the Junior Notes was reduced to $0.20 per share pursuant to the terms described above.

The fair value of the conversion feature was estimated using the Black-Scholes pricing model based on a risk-free rate of 0.84%, expected volatility of 100%, and an expected life of 3 years.

GRAVIS OIL CORPORATION (a development stage enterprise)
(formerly MegaWest Energy Corp.)
Notes to the Consolidated Financial Statements
For the year ended April 30, 2011 (United States dollars unless otherwise indicated)

11.	Derivatives

The table summarizes the Company’s derivative instruments:

	Preferred A Warrants	Preferred B Option	Note conversion features	Warrants	Consulting warrants	Total
Balance, April 30, 2009	$-	$-	$-	$-	$-	$-
Preferred A Warrants (a) & (d)	323,564	-	-	-	-	323,564
Preferred B Option (b)	-	138,671	-	-	-	138,671
Foreign currency translation	25,479	14,029	-	-	-	39,508
Change in fair value	391,226	437,940	-	-	-	829,166
Balance, April 30, 2010	740,269	590,640	-	-	-	1,330,909
Preferred B Option (b)	-	10,894	-	-	-	10,894
Consulting Warrants (c)	-	-	-	-	166,810	166,810
Senior I Notes (note 10)	-	-	327,790	926,720	-	1,254,510
Senior II Notes (note 10)	-	-	627,830	881,350	-	1,509,180
Junior Notes (note 10)	-	-	927,580	-	-	927,580
Conversion of Senior I Notes	-	-	(84,530)			(84,530)
Change in fair value	2,479,431	4,520,760	1,070,960	988,820	324,570	9,384,541
Balance, April 30, 2011	$3,219,700	$5,122,294	$2,869,630	$2,796,890	$491,380	$14,499,894

The fair values of derivative instruments were estimated using the Black-Scholes pricing model based on the following weighted-average assumptions:

	Preferred A Warrants	Preferred B Option	Conversion feature derivative	Senior warrants	Consulting warrants
Risk-free rate	1.01%	1.01%	0.32%	0.78%	0.90%
Expected volatility	100%	100%	104%	113%	122%
Expected life	3.3 years	5 years	1.4 years	2.5 years	2.6 years

The following table summarizes derivative warrants outstanding and exercisable as at April 30, 2011:

Issuance	Number of Warrants	Weighted Avg. Exercise Price	Weighted Avg. Life Remaining
Preferred A Warrants	19,250,000	$0.20	3.33 years
Senior I Warrants	12,500,000	0.20	2.25 years
Senior II Warrants	9,200,000	0.25	2.75 years
Consulting Warrants	2,720,000	0.25	2.56 years
	43,670,000	$0.21	2.85 years

(a)	Preferred A Warrants:

In conjunction with the Preferred A Shares issuance in August 2009, the Company issued 1,540,000 warrants (the “Preferred A Warrants”) to the Series A investors. Each Preferred A Warrant allows the holder to purchase a common share at $0.25 per share until August 28, 2014.  After May 28, 2010 a cashless conversion option was available only with respect to Preferred A Warrant shares not included for unrestricted public resale in an effective registration statement on the date notice of exercise is given to the Company.  All of the Preferred A Warrants are outstanding as at April 30, 2011 and the Company has no effective registration statement in effect related to the Preferred A Warrant shares.

GRAVIS OIL CORPORATION (a development stage enterprise)
(formerly MegaWest Energy Corp.)
Notes to the Consolidated Financial Statements
For the year ended April 30, 2011 (United States dollars unless otherwise indicated)

The Preferred A Warrants have similar round-down provisions as the Senior warrants, as a result of which the number of Preferred A Warrants was increased to 19,250,000 at an exercise price of $0.20 on December 28, 2010.

(b)	Preferred B Option:

Junior Note holders received an option to purchase up to 20,000 Series B convertible preferred shares for a stated value of $100 each until November 24, 2010, convertible at US$1.00 per common share (the “Preferred B Option”).

In conjunction with the Senior Note financing, the Preferred B Option period was extended to May 24, 2011.  The change in value of the options as a result of the modification has been included in the change in fair value recognized in net loss.  At April 30, 2011, no Preferred B Options had been exercised.

The Company may force the conversion of Series B preferred shares after 12 months from the date of issuance, provided: i) production from the Deerfield area is 3,000 barrels of oil in a 30 day period; ii) the common shares have traded at or above US$3.50 per share for the preceding 20 consecutive trading days; and iii) the daily average dollar trading volume has been in excess of US$1,500,000 per day for the same 20 day period. Should Series B preferred shares having a stated value of not less than US$1.8 million be issued, the holders of such shares will have the right to nominate one director to the board of directors of the Company.

In conjunction with the exercise of the Preferred B Option, the Company will issue up to 1,000,000 warrants (the “Preferred B Warrants”). Each warrant allows the holder to purchase a common share at US$3.50 per share for a period of five years from issuance. After nine months from the date of issuance, a cashless conversion option is provided only with respect to warrant shares not included for unrestricted public resale in an effective registration statement on the date notice of exercise is given to the Company.

The Preferred B Warrants have similar round-down provisions as the Senior warrants, as a result of which the conversion price of the Series B convertible preferred shares was reduced to $0.20 per share and the number of issuable Preferred B Warrants was increased to 17,500,000 at an exercise price of $0.20 at December 28, 2010.

On May 24, 2011, the Preferred B Option exercise period was extended to June 7, 2011.  On June 7, 2011, 17,600 Preferred B Options were exercised for gross proceeds of $1.76 million and the remaining 2,400 Preferred B Options expired.

(c)	Consulting Warrants:

During 2010, the Company issued the warrants to consultants for professional services:

					Fair Value
Date of Issue	Number of Warrants	Exercise Price		Expiry Date	Issue Date	April 30 2011
July 30, 2010	720,000	$0.25	(1)	July 30, 2013	$81,510	$109,560
December 28, 2010	2,000,000	$0.25		December 28, 2013	85,300	381,820
	2,720,000				$166,810	$491,380

(1) On December 28, 2010, the number of warrants was increased from 360,000 to 720,000 and the exercise price was reduced from $0.50 to $0.25 per share pursuant to the terms described in note 10.

GRAVIS OIL CORPORATION (a development stage enterprise)
(formerly MegaWest Energy Corp.)
Notes to the Consolidated Financial Statements
For the year ended April 30, 2011 (United States dollars unless otherwise indicated)

12.	Share Capital:

The authorized capital of the Company consists of unlimited common shares without par value and 100,000,000 preferred shares without par value.

(a)	Issued Common Shares:
	Number of Shares	Amount
May 2000, cash received from escrow share issuances	225,000	$109,688
August 2001, cash received from private placement	183,750	132,212
July 2004, cancellation of escrow shares	(225,000)	(109,688)
February 2005, cash received from private placement	450,000	3,658
December 2006, cash received from private placement	2,350,000	2,348,198
December 2006, debt settlement	60,000	143,728
January to March 2007, cash received from private placements	3,587,355	18,812,977
March 2007, issued for services	37,500	772,247
April 2007, acquisition of oil and gas assets	525,000	12,742,978
May 2006 to April 2007, exercise of stock options	50,000	82,177
May 2007 to November 2007, issued for services	37,500	782,434
October 2007, acquisition of oil and gas assets	50,000	830,677
October 2007, acquisition of oil and gas assets	475,000	7,955,559
February 2008, conversion of exchange shares	950,000	1,689,127
May 2007 to April 2008, exercise of stock options	84,459	1,409,940
May 2007 to April 2008, exercise of warrants	672,602	11,147,811
Share issue costs	-	(1,635,899)
Balance, April 30, 2008	9,513,166	57,217,824
May 2008, cash received from private placement	2,675,000	15,907,637
June 2008, conversion of promissory notes	741,256	1,870,071
July 2008, acquisition of oil and gas assets	10,000	37,038
May 2008 to April 2009, issued for services	206,500	926,977
May 2008 to April 2009, exercise of warrants	178,525	3,936,737
Share issue costs	-	(1,067,751)
Balance, April 30, 2009	13,324,447	78,828,533
Shares issued for services	4,500	7,638
Balance, April 30, 2010	13,328,947	78,836,171
Conversion of Senior I Notes (note 10)	750,000	184,373
Share issue costs	-	(4,119)
Balance, April 30, 2011	14,078,947	$79,016,425

GRAVIS OIL CORPORATION (a development stage enterprise)
(formerly MegaWest Energy Corp.)
Notes to the Consolidated Financial Statements
For the year ended April 30, 2011 (United States dollars unless otherwise indicated)

(b)	Preferred A Shares:
	Number of Shares	Amount
Issued, August 28, 2009	2,200	$2,200,000
Preferred A Warrants and Preferred B Option (note 11)	-	(462,235)
Dividends	-	218,795
Issue costs	-	(75,298)
Outstanding, April 30, 2010	2,200	1,881,262
Dividends	-	82,274
Outstanding, July 30, 2010	2,200	1,963,536
Deficit adjustment on shareholder transaction	-	537,533
Exchange for Junior notes (note 10)	(2,200)	(2,501,069)
Outstanding, April 30, 2011	-	$-

Preferred A Shares

On August 28, 2009, the Company issued 2,200 Series A convertible preferred shares (the “Preferred A Shares”), with a stated value of US$100 for gross proceeds of $2,200,000 and convertible into common shares at US$0.07 per common share.

The Preferred A Shares carried a cumulative quarterly dividend of 5% payable in cash or, at the Company’s discretion, of 7.5% payable in additional Preferred A Shares.  As at July 30, 2010, the Company had declared a total of $301,069 (April 30, 2010 - $218,795) of accumulated dividends.  On July 30, 2010, the Company exchanged 2,200 Preferred A Shares and US$301,069 of accumulated dividends for $2,501,069 of Junior Notes  through a transaction with existing shareholders.  Dividends were calculated at 15% pursuant to the Preferred Share Subscription Agreement as the Company was in default on paying dividends as they came due on a quarterly basis. In conjunction with the exchange, the Company recorded a $537,533 distribution of accumulated deficit to shareholders for the difference between the $1,963,536 carrying value of the preferred shares and the $2,501,069 fair value of the convertible note on the exchange date.

13.	Stock Based Compensation:

Gravis has two equity incentive plans.  The number of shares reserved for issuance in aggregate under both plans is limited to 10% of the issued and outstanding common shares of Gravis.  The exercise price, term and vesting schedule of stock options granted are set by the board of directors at the time of grant.  Stock options granted under the plans can be exercised on a cashless basis, whereby the employee receives a lesser amount of shares in lieu of paying the exercise price based on the quoted market price of the shares on the exercise date.

GRAVIS OIL CORPORATION (a development stage enterprise)
(formerly MegaWest Energy Corp.)
Notes to the Consolidated Financial Statements
For the year ended April 30, 2011 (United States dollars unless otherwise indicated)

The following table summarizes the changes in stock options:

	Number of	Weighted Avg.
	Options	Exercise Price
Outstanding, April 30, 2008	965,000	$8.10
Granted	647,300	2.70
Forfeited	(410,100)	(5.30)
Cancelled	(454,350)	(8.90)
Outstanding, April 30, 2009	747,850	$4.10
Granted	413,200	1.40
Forfeited	(91,250)	(4.90)
Outstanding, April 30, 2010	1,069,800	$3.00
Granted	1,302,000	0.50
Expired	(213,500)	(4.90)
Forfeited	(304,000)	(2.50)
Cancelled	(450,000)	(2.80)
Outstanding, April 30, 2011	1,404,300	$0.60

On May 26, 2008, the Company granted 237,950 stock options to certain employees and directors with a four-year term at exercise prices ranging from $4.20 to $6.20 per share. These options vest 25% six months from the grant date and 25% on each of the first, second and third anniversaries of the grant date.

On November 4, 2008, the Company cancelled 454,350 outstanding stock options held by employees and consultants that had a weighted average exercise price of $8.90 per share and reissued 409,350 new stock options to the employees with an exercise price of $1.50 per share The modification resulted in an incremental fair value of $180,760 to be expensed over the modified vesting period whereby 25% of the options vest six months from the grant date and 25% of the options vest on each of the first, second and third anniversaries of the grant date.

During fiscal 2010, the Company granted 413,200 stock options to certain employees, consultants and directors with a three-year term at exercise prices ranging from $1.00 to $1.80 per share.  These options vest 25% six months from the grant date and 25% on each of the first, second and third anniversaries of the grant date.

On January 1, 2011, the Company granted 500,000 stock options exercisable at $0.50 per share.  These options vest in three equal tranches on the first, second and third anniversaries of the grant date and expire on January 1, 2015.

On April 5, 2011, the Company granted 802,000 stock options exercisable at $0.50 per share of which 772,500 options vest immediately and 29,500 options vest in three equal tranches on the first, second and third anniversaries of the grant date.   These options expire on April 5, 2014.

As at April 30, 2011, total compensation cost related to non-vested stock options not yet recognized is $110,420 which will be recognized over a weighted average period of 3.2 years.

The fair value of options granted was determined using the Black-Scholes pricing model with the weighted average following assumptions:

	2011	2010	2009
Fair value per option	$0.27	$1.58	$4.20
Expected volatility	130%	214%	83%
Risk-free rate	1.41%	2.57%	3.98%
Forfeiture rate	15%	10%	20%
Dividend rate	0%	0%	0%
Expected life	3.4 years	3 years	4 years

GRAVIS OIL CORPORATION (a development stage enterprise)
(formerly MegaWest Energy Corp.)
Notes to the Consolidated Financial Statements
For the year ended April 30, 2011 (United States dollars unless otherwise indicated)

The following table summarizes information about the options outstanding and exercisable at April 30, 2011:
	Options Outstanding			Options Exercisable
Exercise Price	Options	Weighted Avg. Life Remaining	Weighted Avg. Exercise Price	Options	Weighted Avg. Exercise Price
$0.50	1,302,000	3.2 years	$0.50	772,500	$0.50
$1.50	97,150	1.0 years	$1.50	75,050	$1.50
$1.80	5,000	2.7 years	$1.80	2,500	$1.80
$6.20	150	1.1 years	$6.20	150	$6.20
	1,404,300	3.1 years	$0.60	850,200	$0.60
Aggregate Intrinsic Value	$ 65,100			$ 38,625

In April 2011, the Company granted 480,000 warrants to certain officers and directors as recognition of past service contributions for which the $152,010 estimated fair value was recognized on the date of issuance.  The warrants are exercisable at $0.50 per share until April 5, 2014
			Weighted Avg.
	Number of	Weighted Avg.	Life Remaining
	Warrants	Exercise Price	At April 30, 2011
Outstanding, April 30, 2010	-	$ -	-
Granted	480,000	0.50	2.9 years
Outstanding and exercisable, April 30, 2011	480,000	$ 0.50	2.9 years
Aggregate Intrinsic Value	$ 24,000

The fair value of compensation warrants was estimated using the Black-Scholes pricing model with the following assumptions: 0% dividends, 130% expected volatility, 15% forfeiture rate, 1.33% risk-free interest rate and an expected life of 3 years.

14.	Per Share Amounts:

There is no difference between the basic and diluted per share amounts as the effects of the convertible notes, derivative warrants, Preferred A Warrants, Preferred B Option, stock options and compensation warrants are anti-dilutive.

GRAVIS OIL CORPORATION (a development stage enterprise)
(formerly MegaWest Energy Corp.)
Notes to the Consolidated Financial Statements
For the year ended April 30, 2011 (United States dollars unless otherwise indicated)

15.	General and Administrative Expenses:

General and administrative expenses for the years ended April 30, 2011, 2010, 2009 and from development stage inception on November 1, 2006 to April 30, 2011 are as follows:
	2011	2010	2009	From Development Stage Inception on November 1, 2006 through April 30, 2011
Stock-based compensation:
Stock options	$575,835	$500,293	$784,887	$15,979,894
Compensation warrants	152,010	-	-	152,010
Consulting warrants	166,810	-	-	1,614,816
Shares issued for services	-	7,638	222,533	1,955,486
Less: capitalized portion	(9,495)	(50,846)	(472,486)	(1,549,968)
	885,160	457,085	534,934	18,152,238

Salaries and benefits	1,063,706	1,401,257	2,576,423	8,637,083
Professional fees	1,104,290	460,101	439,370	2,877,864
Investor relations	64,818	45,177	188,908	963,285
Office and administration	325,259	938,534	1,136,719	3,482,801
Information technology	44,364	52,754	213,229	469,970
Less: capitalized portion	(180,537)	(161,459)	(1,043,033)	(2,541,281)
	2,421,900	2,736,364	3,511,616	13,889,722
	$3,307,060	$3,193,449	$4,046,550	$32,041,960

16.	Income Taxes:

The Company files federal and provincial income tax returns in Canada and federal, state and local income tax returns in the U.S.. The Company may be subject to a reassessment of federal and provincial income taxes by Canadian tax authorities for a period of four years from the date of the original notice of assessment in respect of any particular taxation year. For Canadian income tax returns, the open tax years range from 2007 to 2011. The U.S. federal statute of limitations for assessment of income tax is closed for the tax years ending on or prior to April 30, 2008. In certain circumstances, the U.S. federal statute of limitations can reach beyond the standard three-year period. U.S. state statutes of limitations for income tax assessment vary from state to state. Tax authorities of Canada and U.S. have not audited any of the Company’s, or its subsidiaries’, income tax returns for the open taxation years noted above.

The Company determines its income tax benefits and net deferred income tax asset (liability) based on the Canadian federal and provincial statutory income tax rates as the parent company is a Canadian corporation.

GRAVIS OIL CORPORATION (a development stage enterprise)
(formerly MegaWest Energy Corp.)
Notes to the Consolidated Financial Statements
For the year ended April 30, 2011 (United States dollars unless otherwise indicated)

Income tax benefits differ from the amount that would be computed by applying the Canadian federal and provincial statutory income tax rates to the loss for the year as follows:
	2011	2010	2009
Loss for the year
Canada	$(13,027,198)	$(4,355,736)	$(1,785,482)
U.S.	(16,682,188)	(3,594,623)	(58,161,789)
	(29,709,386)	(7,950,359)	(59,947,271)
Statutory tax rate	27.5%	28.0%	29.0%
Expected income tax benefit	(8,170,081)	(2,226,101)	(17,384,709)
Increase (decrease) resulting from:
Non-deductible stock-based compensation	243,419	127,915	154,668
Other non-deductible expenses	2,602,228	16,906	12,930
Effect of changes in tax rates	(1,182,836)	(76,387)	(3,459,889)
Effect of U.S. operations	197,573	(2,529,850)	(2,390,660)
Change in valuation allowance	6,309,697	4,687,517	23,067,660
	$-	$-	$-

The components of the April 30 net deferred income tax asset (liability), after applying corporate income tax rates, are as follows:
	2011	2010	2009
Net deferred income tax asset:
Oil and gas and administrative assets - Canada	$(337,824)	$(356,868)	$(145,269)
Oil and gas and administrative assets - U.S.	20,524,918	16,230,207	11,397,956
Operating losses - Canada	3,654,294	3,250,256	2,552,917
Operating losses - U.S.	15,507,383	13,880,655	13,457,487
Share issue costs	198,663	211,746	73,220
Unrealized loss on marketable securities	515,333	515,333	465,126
Unrealized foreign exchange (gain) loss	(878,640)	(856,899)	385,476
	39,184,127	32,874,430	28,186,913
Less: valuation allowance	(39,184,127)	(32,874,430)	(28,186,913)
	$-	$-	$-

The Company has accumulated operating losses which expire over the following years:
	Canada	U.S.
2014	$154,800	$-
2015	73,700	-
2026	116,600	-
2027	1,687,700	1,738,600
Thereafter	12,584,400	42,568,400
Total	$14,617,200	$44,307,000

GRAVIS OIL CORPORATION (a development stage enterprise)
(formerly MegaWest Energy Corp.)
Notes to the Consolidated Financial Statements
For the year ended April 30, 2011 (United States dollars unless otherwise indicated)

17.	Supplemental Cash Flow Information:
	2011	2010	2009	From Development Stage Inception on November 1, 2006 through April 30, 2011
Interest received	$1,163	$6,073	$135,190	$1,029,891
Interest paid	50,083	-	-	50,083
Income taxes paid	-	-	-	-
Oil and gas assets acquired through the issuance of common shares (note 12)	-	-	-	21,566,252

18.	Related Party Transactions:

All related party transactions were in the normal course of operations and measured at fair value, which is the amount agreed upon by the transacting parties.  In addition to the transactions disclosed elsewhere in these financial statements, the Company had the following related party transaction:

During the years ended April 30, 2011, the Company paid $104,406 (2010 - $95,919; 2009 - $107,748) in professional fees to a law firm, where the former corporate secretary of the Company is a partner.  As at April 30, 2011, accounts payable and accrued liabilities included $522 (2010 - $34,454; 2009 - $2,992) due to the law firm.

19.	Segmented Information:

Gravis presently has one reportable business segment, that being oil and gas development. Gravis’ corporate and administrative operations are conducted in both Canada and the United States, while all of the oil and gas properties and operations are located in the United States.
	Year ended April 30, 2011
	Canada	USA	Consolidated
Revenue	$16,213	$1,565,963	$1,582,176
Expenses	13,043,411	18,248,151	31,291,562
Loss	(13,027,198)	(16,682,188)	(29,709,386)
Oil and gas assets	1,303,158	16,672,672	17,975,830
Administrative assets	8,333	11,165	19,498
Oil and gas asset additions	-	1,623,574	1,623,574
Oil and gas asset impairment	-	(12,848,677)	(12,848,677)
Administrative asset additions	3,054	-	3,054

GRAVIS OIL CORPORATION (a development stage enterprise)
(formerly MegaWest Energy Corp.)
Notes to the Consolidated Financial Statements
For the year ended April 30, 2011 (United States dollars unless otherwise indicated)

	Year ended April 30, 2010
	Canada	USA	Consolidated
Revenue	$4,224	$1,576,999	$1,581,223
Expenses	4,359,960	5,171,622	9,531,582
Loss	(4,355,736)	(3,594,623)	(7,950,359)
Oil and gas assets	1,319,538	28,968,271	30,287,809
Administrative assets	65,077	14,886	79,963
Oil and gas asset additions	1,515	783,499	785,014
Oil and gas dispositions and recoveries	(384,267)	(1,976,741)	(2,361,008)
Oil and gas asset impairment	(55,612)	(1,106,933)	(1,162,545)
Administrative asset additions	-	7,401	7,401
	Year ended April 30, 2009
	Canada	USA	Consolidated
Revenue	$118,540	$16,650	$135,190
Expenses	1,904,023	58,178,438	60,082,461
Loss	(1,785,482)	(58,161,789)	(59,947,271)
Oil and gas assets	1,529,053	26,767,798	28,296,851
Administrative assets	188,503	9,337	197,840
Oil and gas asset additions	916,508	13,791,947	14,708,455
Oil and gas asset impairment	-	(57,468,799)	(57,468,799)
Administrative asset additions	27,151	9,736	36,887

20.	Financial Instruments:

Expected maturities of the Company’s financial instruments are presented in the following table:

April 30	2012	2013	2014	2015	2016
Cash and cash equivalents	$1,179,838	$-	$-	$-	$-
Cash in escrow	658,000	-	-	-	-
Accounts receivable	231,316	-	-	-	-
Long-term receivable	100,000	194,862	-	-	-
	$2,169,154	$194,862	$-	$-	$-

April 30	2012	2013	2014	2015	2016
Accounts payable and accrued liabilities	$1,251,736	$-	$-	$-	$-
Interest payable	505,696	-	-	-	-
Liability portion of convertible notes	1,626,243	3,293,928	1,746,092	-	-
Derivatives	-	1,568,910	4,588,990	3,219,700	5,122,294
	$3,383,675	$4,862,838	$6,335,082	$3,219,700	$5,122,294

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

GRAVIS OIL CORPORATION (a development stage enterprise)
(formerly MegaWest Energy Corp.)
Notes to the Consolidated Financial Statements
For the year ended April 30, 2011 (United States dollars unless otherwise indicated)

(a)	Credit risk:

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations.  As at April 30, 2010, the maximum credit exposure is the carrying amount of accounts receivable of $231,316 and the long-term receivable of $294,862 (2010 - accounts receivable $457,071; long-term receivable $307,620), each of which is receivable from a single counterparty.  Both counterparties are active in the exploration for and extraction of oil and natural gas, and are therefore largely exposed to the same risks as the Company.

The majority of the Company’s cash and cash equivalents are held in US bank deposit accounts and the Company views credit risk on cash and cash equivalents as minimal.

The Company intends to minimize exposure to credit risk by only transacting with reputable counterparties.

There is a risk that the long term receivable will not be realized if the Company’s Marmaton and Grassy properties do not produce sufficient oil and thereby result in no gross overriding royalties being owed by the Company from which the receivable is recovered (note 6).

The Company did not provide for any doubtful accounts nor did it write-off any receivables during the years ended April 30, 2011, 2010 and 2009.  The Company would only choose to write-off a receivable balance (as opposed to providing an allowance) after all reasonable avenues of collection had been exhausted.

As at April 30, 2011, the Company’s accounts receivable is aged between 30 and 60 days.

(b)	Liquidity risk:

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

The Company prepares operations and capital expenditure budgets which are regularly monitored and updated.  As well, the Company utilizes authorizations for expenditures on projects to manage capital expenditures.  As discussed, the Company will have to attract additional financing to be able to meet its obligations.

(c)	Commodity price risk:

Market risk is the risk that changes in commodity prices, will affect the Company's oil sales, cash flows or the value of its financial instruments.  The objective of commodity price risk management is to manage and control market risk exposures within acceptable limits, while maximizing returns.

The Company is exposed to changes in oil prices which impact its revenues and to changes in natural gas process which impact its operating expenses.

The Company does not utilize financial derivatives or other contracts to manage commodity price risks.

(d)	Foreign currency exchange rate risk:

The Company is exposed to foreign currency fluctuations as it has cash, accounts receivable and accounts payable denominated in Canadian dollars.  A 1% change in foreign exchange rates between the US and Canadian dollars would have resulted in a change of approximately $2,425 in the net loss in 2011 (2010 - $2,570). There are no exchange rate contracts in place.

(e)	Interest rate risk:

Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates.  Interest earned on cash and cash equivalents is at nominal rates and therefore, the Company does not consider interest rate risk to be significant.  The Company has no variable interest-bearing financial liabilities as at April 30, 2011 and 2010. Interest rate risk on the long-term receivable is not considered significant.  There are no interest rate swaps or financial contracts in place.

GRAVIS OIL CORPORATION (a development stage enterprise)
(formerly MegaWest Energy Corp.)
Notes to the Consolidated Financial Statements
For the year ended April 30, 2011 (United States dollars unless otherwise indicated)

(f)	Share price risk:

Share price risk is the risk that changes in the market price of the Company’s shares will affect the fair value of its derivatives.  A 5% change in the market price of the Company’s shares would have resulted in a change of approximately $1,073,700 in the net loss (2010 - $94,000).

21.	Fair Value Measurements:

The carrying values of cash and cash equivalents, cash in escrow, restricted cash, accounts receivable, accounts payable and accrued liabilities approximate fair values due to their short terms to maturity.  The long-term receivable is reported at amortized cost which approximates fair value.

Gravis’ financial liabilities are reported at fair value as presented in the following tables:
			Fair Value Measurements Using:
	Carrying Amount	Total Fair Value	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs
April 30, 2011
Liability portion of convertible notes:
Current portion	$1,626,243	$2,049,760	$-	$2,049,760	$-
Long-term portion	5,040,020	4,464,990	-	4,464,990	-
	$6,666,263	$6,514,750	$-	$6,514,750	$-

April 30, 2011
Derivatives:
Consulting warrants	$491,380	$491,380	$-	$-	$491,380
Senior I Notes	1,631,850	1,631,850	-	-	1,631,850
Senior II Notes	2,733,950	2,733,950	-	-	2,733,950
Junior Notes	1,300,720	1,300,720	-	-	1,300,720
Preferred A Warrants	3,219,700	3,219,700	-	-	3,219,700
Preferred B Option	5,122,294	5,122,294	-	-	5,122,294
	$14,499,894	$14,499,894	$-	$-	$14,499,894

			Fair Value Measurements Using:
	Carrying Amount	Total Fair Value	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs
April 30, 2010
Derivatives:
Preferred A Warrants	$740,269	$740,269	-	-	$740,269
Preferred B Option	590,640	590,640	-	-	590,640
	$1,330,909	$1,330,909	$-	$-	$1,330,909

The effect of changes in the fair value of the derivatives is included in note 11.

GRAVIS OIL CORPORATION (a development stage enterprise)
(formerly MegaWest Energy Corp.)
Notes to the Consolidated Financial Statements
For the year ended April 30, 2011 (United States dollars unless otherwise indicated)

22.	Contingency and Contractual Obligations:

(a)	Contingency:

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

In addition, the landlord has claimed that the Company owes monthly rent for the premises from January 2010 to June 30, 2010 in the amount of $247,348 (Cdn$234,098) and has claimed that, as a result of the alleged default, pursuant to the terms of the lease, the Company owes three months accelerated rent in the amount of $114,837 (Cdn$108,685). The landlord has also asserted that the Company would be liable for an amount up to the full lease obligation of $1,596,329 (Cdn$1,510,816) which otherwise would have been due as follows:

Year Ended April 30
2011	$473,055
2012	473,055
2013	473,055
2014	177,164
Thereafter	-
Total	$1,596,329

To date, no legal action has been commenced by the landlord and the cost, if any, to the Company is not determinable. Accordingly, no amounts related to rent or the disputed lease obligation have been recorded in these financial statements.

(b)	Severance Obligation:

At April 30, 2011 pursuant to employment agreements with a senior officer, the Company is obligated to pay up to $206,080 (Cdn$195,040) under certain events around employment termination.

23.	Subsequent Events:

(a)	On May 24, 2011, the Preferred B Option period was extended to June 7, 2011 (note 10).

(b)
In June 2011, the Company raised $1.76 million pursuant to the exercise of 17,600 Preferred B Options and issued 15,399,125 Preferred B Warrants exercisable at $0.20 until June 7, 2016.  The remaining 2,400 Preferred B Options expired unexercised.

(c)	Effective June 20, 2011, the Company’s share capital was consolidated on a one-for-ten basis which has been reflected retrospectively throughout these consolidated financial statements.

GRAVIS OIL CORPORATION (a development stage enterprise)
(formerly MegaWest Energy Corp.)
Notes to the Consolidated Financial Statements
For the year ended April 30, 2011 (United States dollars unless otherwise indicated)

24.	Comparative Figures:

Certain comparative figures have been reclassified to conform with current presentation.

25.	Reconciliation from Canadian GAAP to US GAAP:

These consolidated financial statements have been prepared in accordance with US GAAP, which differs in certain respects from Canadian GAAP for matters detailed in the following notes and tables.

Consolidated Balance Sheets:
	As at April 30, 2011		As at April 30, 2010
	US GAAP	Canadian GAAP	US GAAP	Canadian GAAP

Assets
Current assets
Cash and cash equivalents	$1,179,838	$1,179,838	$150,005	$150,005
Cash in escrow	658,000	658,000	-	-
Accounts receivable	231,316	231,316	457,071	457,071
Prepaid expenses and deposits	92,196	92,196	173,288	173,288
	2,161,350	2,161,350	780,364	780,364
Oil and gas assets (note (a)(vii))	17,975,830	16,782,655	30,287,809	24,011,678
Administrative assets	19,498	19,498	79,963	79,963
Reclamation deposits	143,696	143,696	140,815	140,815
Long-term receivable	294,862	294,862	307,620	307,620
Deferred transaction costs (note (a)(ix))	223,276	-	-	-
	$20,818,512	$19,402,061	$31,596,571	$25,320,440

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable and accrued liabilities	$1,251,736	$1,251,736	$744,408	$744,408
Interest payable	505,696	505,696	-	-
Asset retirement obligations	205,700	205,700	245,657	245,657
Current liability portion of convertible notes (note (a)(ix))	1,626,243	2,231,288	-	-
	3,589,375	4,194,420	990,065	990,065
Asset retirement obligations	521,636	521,636	521,883	521,883
Liability portion of convertible notes (note (a)(ix))	5,040,020	6,002,554	-	-
Derivatives (note (a)(ix))	14,499,894	-	1,330,909	-
	23,650,925	10,718,610	2,842,857	1,511,948

Shareholders’ Deficit
Common shares	79,016,425	77,467,613	78,836,171	77,330,365
Preferred A shares	-	-	1,881,262	1,881,262
Warrants and options on preferred shares	-	1,010,500	-	462,235
Equity portion of convertible notes	-	817,608
Contributed surplus	54,341,320	21,616,747	53,613,475	20,888,902
Accumulated other comprehensive loss	(272,156)	500,027	11,615	578,686
Accumulated deficit from prior operations	(443,861)	(443,861)	(443,861)	(443,861)
Accumulated deficit from development stage	(135,474,141)	(92,285,183)	(105,144,948)	(76,889,097)
	(2,832,413)	8,683,451	28,753,714	23,808,492
	$20,818,512	$19,402,061	$31,596,571	$25,320,440

GRAVIS OIL CORPORATION (a development stage enterprise)
(formerly MegaWest Energy Corp.)
Notes to the Consolidated Financial Statements
For the year ended April 30, 2011 (United States dollars unless otherwise indicated)

Consolidated Statement of Shareholders’ (Deficit) Equity:

As at April 30, 2011
	Common shares	Warrants and options on preferred shares	Equity portion of convertible notes	Contributed surplus	Accumulated other comprehensive loss	Accumulated deficit from development stage
US GAAP	$79,016,425	$-	$-	$54,341,320	$(272,156)	$(135,474,141)
Adjustments for:
Re-class deficit adjustment on related party acquisitions (note (a)(i))	-	-	-	-	-	(16,231,971)
Property acquisitions (note (a)(ii))	(10,081,795)	(19,512,150)	-	-	-	-
Stock-compensation transactions (note (a)(ii))	(799,945)	(4,389,874)	-	(7,407,376)	-	-
Transfer on stock option exercise (note (a)(ii))	(1,168,781)	-	-	1,168,781	-	-
Transfer on warrant exercise (note (a)(ii))	(6,963,180)	6,963,180	-	-	-	-
Transfer on unit exercise (note (a)(ii))	(194,978)	-	-	194,978	-	-
Transfer on warrant expiry (note (a)(ii))	-	25,214,191	-	(25,214,191)	-	-
Stock-based compensation on stock options (note (a)(ii))	-	-	-	-	-	11,565,539
Less capitalized stock-based compensation (note (a)(ii))	-	-	-	-	-	(878,764)
Stock-based compensation on shares issued for services (note (a)(ii))	-	-	-	-	-	237,872
Value of warrants on private placements (note (a)(iii))	9,742,112	(8,275,347)	-	(1,466,765)	-	-
Reduced interest expense on convertible promissory notes (note (a)(iv))	100,011	-	-	-	-	(100,011)
Re-measure exchangeable shares (note (a)(v))	7,860,750	-	-	-	-	(18,387,365)
Revenue, net of costs (note (a)(vi))	-	-	-	-	-	5,099,785
Reduced impairment (note (a)(vii))	-	-	-	-	-	51,115,723
Derivatives (notes (a)(viii))	-	473,129				7,829,357
Derivatives (notes (a)(ix))	-	537,371	817,608	-	-	2,384,350
Reduced interest on convertible notes (note (a)(ix))	-	-	-	-	-	554,443
Exercise of convertible notes (note (a)(ix))	(43,006)	-	-	-	-	-
Foreign exchange translation	-	-	-	-	772,183	-
Canadian GAAP	$77,467,613	$1,010,500	$817,608	$21,616,747	$500,027	$(92,285,183)

GRAVIS OIL CORPORATION (a development stage enterprise)
(formerly MegaWest Energy Corp.)
Notes to the Consolidated Financial Statements
For the year ended April 30, 2011 (United States dollars unless otherwise indicated)

As at April 30, 2010
	Common shares	Preferred A shares	Warrants and options on preferred shares	Contributed surplus	Accumulated other comprehensive loss	Accumulated deficit from development stage
US GAAP	$78,836,171	$1,881,262	$-	$53,613,475	$11,615	$(105,144,948)
Adjustments for:
Re-class deficit adjustment on related party acquisitions (note (a)(i))	-	-	-	-	-	(16,231,971)
Property acquisitions (note (a)(ii))	(10,081,795)	-	(19,512,150)	-	-	-
Stock-compensation transactions (note (a)(ii))	(799,945)	-	(4,389,874)	(7,407,376)	-	-
Transfer on stock option exercise (note (a)(ii))	(1,168,781)	-	-	1,168,781	-	-
Transfer on warrant exercise (note (a)(ii))	(6,963,180)	-	6,963,180	-	-	-
Transfer on unit exercise (note (a)(ii))	(194,978)	-	-	194,978	-	-
Transfer on warrant expiry (note (a)(ii))	-	-	25,214,191	(25,214,191)	-	-
Stock-based compensation on stock options (note (a)(ii))	-	-	-	-	-	11,565,539
Less capitalized stock-based compensation (note (a)(ii))	-	-	-	-	-	(878,764)
Stock-based compensation on shares issued for services (note (a)(ii))	-	-	-	-	-	237,872
Value of warrants on private placements (note (a)(iii))	9,742,112	-	(8,275,347)	(1,466,765)	-	-
Reduced interest expense on convertible promissory notes (note (a)(iv))	100,011	-	-	-	-	(100,011)
Re-measure exchangeable shares (note (a)(v))	7,860,750	-	-	-	-	(18,387,365)
Revenue, net of costs (note (a)(vi))	-	-	-	-	-	2,474,262
Reduced impairment (note (a)(vii))	-	-	-	-	-	48,747,123
Fair value adjustments on derivatives (note (a)(viii))	-	-	462,235	-	-	829,166
Foreign exchange translation	-	-	-	-	567,071	-
Canadian GAAP	$77,330,365	$1,881,262	$462,235	$20,888,902	$578,686	$(76,889,097)

GRAVIS OIL CORPORATION (a development stage enterprise)
(formerly MegaWest Energy Corp.)
Notes to the Consolidated Financial Statements
For the year ended April 30, 2011 (United States dollars unless otherwise indicated)

Consolidated Statements of Operations and Comprehensive Loss:

	Year Ended April 30
	2011	2010	2009
US GAAP loss for the year	$(29,709,386)	$(7,950,359)	$(59,947,271)
Adjustments for:
Increased stock-based compensation expense (note (a)(ii))	-	-	(78,040)
Increased interest expense on convertible promissory notes (note (a)(iv))	-	-	(8,528)
Revenue, net of costs (note (a)(vi))	2,625,523	2,474,262	-
Reduced impairment (note (a)(vii))	2,368,600	-	27,525,464
Fair value adjustments on derivatives (note (a)(viii) & (ix))	9,395,435	829,166	-
Reduced interest expense on convertible notes (note (a)(ix))	554,443	-	-
Total adjustments	14,944,001	3,303,428	27,438,896
Canadian GAAP comprehensive loss for the year	$(14,765,385)	$(4,646,931)	$(32,508,375)

Canadian GAAP net loss per share - basic and diluted	$(1.10)	$(0.35)	$(2.49)
Weighted average number of shares outstanding - basic and diluted	13,387,166	13,325,545	13,035,892

(a)	Adjustments:

i)
There is a difference in the measurement basis used to record related party transactions under Canadian GAAP compared to U.S. GAAP when the transacting entities are not under common control.  Under Canadian GAAP, related party transactions are recorded at their carrying amounts unless independent evidence exists to support the exchange amount.  Since independent evidence did not exist for the exchange amounts of the related party acquisitions of Trinity, Deerfield Missouri and the assets of Deerfield Kansas, they were recorded at their carrying amounts.  Under U.S. GAAP, only related party transactions between transacting entities under common control are recorded at their carrying amount.  As common control did not exist between MegaWest and Trinity, Deerfield Missouri and Deerfield Kansas, these acquisitions were recorded at their exchange amounts.  As a result, the $16,231,971 difference between the carrying amount and transaction amount at April 30, 2008 was re-classified from oil and gas assets under U.S. GAAP to deficit under Canadian GAAP.  There were no related party transactions of this nature during the years ended April 30, 2009, 2010 and 2011.

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

As a result of this GAAP difference, the amount recorded for oil and gas acquisitions prior to January 2008 was lower under Canadian GAAP for the portion of consideration comprised of common shares ($10,081,795) and warrants ($19,512,150).

As a result of this GAAP difference, when stock options, warrants and unit rights issued prior to January 2008 are exercised, there was an adjustment under Canadian GAAP related to the transfer from contributed surplus and warrants to share capital.

•	During the years ended April 30, 2011 and 2010, there were no options or warrants exercised.

GRAVIS OIL CORPORATION (a development stage enterprise)
(formerly MegaWest Energy Corp.)
Notes to the Consolidated Financial Statements
For the year ended April 30, 2011 (United States dollars unless otherwise indicated)

•
During the year ended April 30, 2009, 1,900,000 incentive warrants were exercised resulting in an reduction of $2,362,223 for the transfer to share capital from warrants. During the years ended April 30, 2008 and 2007, 1,525,000 options were exercised resulting in a reduction of $1,168,781 for the transfer to share capital from contributed surplus, 6,925,000 warrants were exercised resulting in a reduction of $4,600,957 for the transfer to share capital from warrants and 180,000 unit rights were exercised resulting in reduction of $194,978 for the transfer to share capital from contributed surplus.

As a result of this GAAP difference, when warrants issued prior to January 2008 expired, there was an adjustment under Canadian GAAP related to the transfer from warrants to contributed surplus.

•	During the year ended April 30, 2009, 35,607,623 warrants expired resulting in a reduction of $25,214,191 for the transfer to contributed surplus from warrants.

As a result of this GAAP difference, when stock options or shares were issued as compensation prior to January 2008, there was an adjustment under Canadian GAAP related to the amount recorded as stock-based compensation.

•
During the year ended April 30, 2009, stock-based compensation on stock options was reduced by $78,040.  In years prior to April 30, 2009, stock-based compensation on stock options was reduced by $11,487,499 of which $878,764 was capitalized to oil and gas assets.  Stock-based compensation on shares issued for services was reduced by $237,872.

iii)
The value ascribed to the share purchase warrants issued in connection with the unit private placements is adjusted under Canadian GAAP.  Under Canadian GAAP, if the market for the Company's shares is not active and liquid, fair value is established using valuation techniques that include recent arm's length market transactions. Under U.S. GAAP, the OTC exchange quoted price is used for the market price input in the option pricing model.  This resulted in an adjustment of $8,275,347 to share capital from warrants and $1,466,765 to share capital from contributed surplus for the stock-based issue costs.

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

Under Canadian GAAP, the conversion feature of the notes is valued using an option pricing model and classified as shareholders' equity.  The residual amount is classified as a liability and accretion is recorded to bring the liability component to its face value at maturity using the effective interest rate method.

This resulted in a reduction of interest expense and the re-classification of the liability component for the conversion feature to equity.

v)
There is a difference in the classification and re-measurement of exchangeable shares under Canadian GAAP compared to U.S. GAAP.  Under U.S. GAAP, the exchangeable shares components are not separated, rather they are accounted for as temporary equity.  The exchangeable shares are measured at fair value on issuance and for each reporting period, the exchangeable shares are re-measured to their redemption value, and the resulting difference is recognized as an adjustment to accumulated deficit.

Under Canadian GAAP, exchangeable shares are split between the equity and liability components.  The equity component of the exchangeable shares is valued using an option pricing model and classified as shareholders' equity.  The residual amount is classified as a liability at its fair value.

This resulted in a $10,526,515 reduction of oil and gas assets and a $7,860,750 increase of share capital and a $18,387,365 reduction of accumulated deficit.

GRAVIS OIL CORPORATION (a development stage enterprise)
(formerly MegaWest Energy Corp.)
Notes to the Consolidated Financial Statements
For the year ended April 30, 2011 (United States dollars unless otherwise indicated)

vi)
Production revenue and costs during the development stage are included as part of oil and gas assets under Canadian GAAP.  Under U.S. GAAP, production revenue and related costs are charged to income as if the Company was already in the production stage.  The reclassification of revenue, net of costs, resulted in a decrease in oil and gas assets and a charge to the consolidated statement of operations.

	Year Ended April 30
	2011	2010	2009
Production revenue	$1,565,963	$1,575,150	$-
Operating costs	(3,470,746)	(3,955,084)	-
	(1,904,783)	(2,379,934)	-
Depletion	(720,740)	(94,328)	-
Revenue, net of costs	$(2,625,523)	$(2,474,262)	$-

This GAAP difference had the following impact on cash flows:
Year ended April 30, 2011	U.S. GAAP	GAAP Adjustment	Canadian GAAP
Cash flows used by operating activities	$(3,716,843)	$1,904,783	$(1,812,060)
Cash flows used by investing activities	$(1,367,825)	$(1,904,783)	$(3,272,608)

Year ended April 30, 2010	U.S. GAAP	GAAP Adjustment	Canadian GAAP
Cash flows used by operating activities	$(4,941,145)	$2,379,934	$(2,561,211)
Cash flows from (used by) investing activities	$1,475,848	$(2,379,934)	$(904,086)

vii)	As described in notes (a)(i), (ii), (iv), (v) and (vi), there have been adjustments in the values attributed to oil and gas assets relating to certain share capital and related party transactions.

As at April 30, 2011 and in prior years, the fair value of oil and gas assets was determined to be the same for Canadian GAAP and U.S. GAAP for all projects, with the exception of the Missouri project.  As a result, impairment was reduced under Canadian GAAP in 2011, 2009 and 2008.

Oil and Gas Assets:

As at April 30	2011	2010
US GAAP:	$17,975,830	$30,287,809
Adjustments for:
Measuring oil and gas assets at exchange amounts for related party acquisitions (a)(i)	(16,231,971)	(16,231,971)
Re-measure exchange shares (a)(ii)	(10,081,795)	(10,081,795)
Re-measure exchange warrants (a)(ii)	(19,512,150)	(19,512,150)
Equity portion of exchangeable shares (a)(ii)	(10,526,615)	(10,526,615)
Additional capitalized stock-based compensation (a)(v)	(878,764)	(878,764)
Revenue, net of costs (a)(vi)	5,099,785	2,474,262
Reduced impairment	51,115,723	48,747,123
Foreign exchange translation	(177,388)	(266,221)
Canadian GAAP	$16,782,655	$24,011,678

viii)
There is a difference in the classification and measurement of warrants and options on preferred shares under U.S. GAAP compared to Canadian GAAP.  Under U.S. GAAP, warrants and options on preferred shares are a derivative classified as a liability when their terms include a round-down provision.  The Company issued warrants and options on preferred shares in August 2009 which are measured at fair value on issuance and for each reporting period, they are re-measured.  The resulting difference is recognized as an adjustment to the consolidated statement of operations.

GRAVIS OIL CORPORATION (a development stage enterprise)
(formerly MegaWest Energy Corp.)
Notes to the Consolidated Financial Statements
For the year ended April 30, 2011 (United States dollars unless otherwise indicated)

Under Canadian GAAP, warrants and options on preferred shares are valued on the date of issuance using an option pricing model and classified as shareholders’ equity.

This resulted in a reclassification from liability to equity of $473,129 (April 30, 2010 - $462,235) and a fair value reduction of $7,829,357 (April 30, 2010 - $829,166) credited to the consolidated statement of operations.

ix)
There is a difference in the classification and measurement of the conversion feature of convertible notes and warrants under U.S. GAAP compared to Canadian GAAP.  Under U.S. GAAP, the conversion feature and warrants are a derivative classified as a liability when their terms include a down-round provision.  The Company issued convertible notes and warrants during the year ended April 30, 2011 for which the conversion feature and warrants are measured at fair value on issuance and for each reporting period, they are re-measured.  The resulting difference is recognized as an adjustment to the consolidated statement of operations.

Under Canadian GAAP, the conversion feature and warrants are valued on the date of issuance using an option pricing model and classified as shareholders’ equity.

In addition, under U.S. GAAP, transaction costs are reported as a deferred asset and amortized to expense over the term of the convertible notes.  Under Canadian GAAP, convertible note transaction costs are reported as an offset to the liability portion of convertible notes and recognized as an expense in the consolidated statement of operations using the effective interest rate method.

These differences resulted in:

•	A reclassification from liability to equity and a fair value reduction of $2,384,350 credited to the consolidated statement of operations;

•	A $817,608 adjustment to the equity portion of convertible notes and a $537,371 adjustment to equity for the value of warrants;

•
A $1,567,579 net increase to the liability portion of convertible notes for a $2,385,921 increase on the reallocation of liability and equity components of the notes, offset by the $223,276 reclassification of deferred transaction cost asset and an additional $40,623 for the difference in amortization of transaction costs and a $554,443 reduction in interest and accretion expense in the consolidated statement of operations.

•	A decrease of $43,006 to share capital for the partial conversion of convertible notes.

(b)	Other disclosures required by Canadian GAAP:

Capital disclosures:

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

As at April 30	2011	2010
Current assets	$2,161,350	$780,364
Current liabilities	4,194,420	990,065
Working capital (deficiency)	$(2,033,070)	$(209,701)

GRAVIS OIL CORPORATION (a development stage enterprise)
(formerly MegaWest Energy Corp.)
Notes to the Consolidated Financial Statements
For the year ended April 30, 2011 (United States dollars unless otherwise indicated)

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

26.	Supplemental Information on Oil and Gas Operations (Unaudited):

This supplementary oil and natural gas information is provided in accordance with the United States Financial Accounting Standards Board (“FASB”) Topic 932 - “Extractive Activities - Oil and Gas”.

The Company retains qualified independent reserves evaluators to evaluate the Company’s proved oil reserves. The Company does not have any natural gas reserves.  For the years ended April 30, 2011, 2010 and 2009 the reports by GLJ  Petroleum Consultants (“GLJ”) covered 100% of the Company’s oil reserves.

Proved oil and natural gas reserves, as defined within the SEC Rule 4-10(a)(22) of Regulation S-X, are those quantities of oil and gas, which, by analysis of geoscience and engineering data can be estimated with reasonable certainty to be economically producible from a given date forward from known reservoirs, and under existing economic conditions, operating methods and government regulations prior to the time of which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether determinable or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time. Developed oil and natural gas reserves are reserves that can be expected to be recovered from existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well; and through installed extraction equipment and infrastructure operational at the time of the reserves estimate is the extraction is by means not involving a well. Estimates of the Company’s oil reserves are subject to uncertainty and will change as additional information regarding producing fields and technology becomes available and as future economic and operating conditions change.

The following table summarizes the Company’s proved developed and undeveloped reserves (all oil) within the United States, net of royalties, as at April 30, 2011, 2010 and 2009:

Oil (MBbls)	2011	2010	2009

Proved reserves as at May 1	445	79	45
Extensions and discoveries	46	-	43
Dispositions	-	(3)	-
Production	(28)	(32)	(9)
Revisions of prior estimates	-	401	-
Total Proved reserves as at April 30	463	445	79

Oil (MBbls)	2011	2010	2009

Proved developed producing	191	191	-
Non-producing	-	-	34
Proved undeveloped	272	254	45
Total Proved reserves as at April 30	463	445	79

GRAVIS OIL CORPORATION (a development stage enterprise)
(formerly MegaWest Energy Corp.)
Notes to the Consolidated Financial Statements
For the year ended April 30, 2011 (United States dollars unless otherwise indicated)

Capitalized Costs Related to Oil and Gas Assets	2011	2010	2009

Proved properties	$10,474,051	$9,630,780	$2,958,979
Unproved properties	105,123,129	104,692,582	107,996,621
	115,597,180	114,323,362	110,955,600
Less: accumulated impairment	(98,143,411)	(85,294,734)	(84,187,801)
Less: accumulated depletion	(816,555)	(95,815)	-
	$16,637,214	$28,932,813	$26,767,799

Costs incurred in Oil and Gas Activities:	2011	2010	2009

Development	$1,623,574	$779,457	$13,131,400
Exploration	-	-	-
	$1,623,574	$779,457	$13,131,400

Standardized Measure of Discounted Future Net Cash Flows From Proved Oil Reserves and Changes Therein:

The following standardized measure of discounted future net cash flows from proved oil reserves has been computed using the average first-day-of-the-month price during the previous 12-month period, costs as at the balance sheet date and year-end statutory income tax rates. A discount factor of 10% has been applied in determining the standardized measure of discounted future net cash flows. The Company does not believe that the standardized measure of discounted future net cash flows will be representative of actual future net cash flows and should not be considered to represent the fair value of the oil properties. Actual net cash flows will differ from the presented estimated future net cash flows due to several factors including:

•	Future production will include production not only from proved properties, but may also include production from probable and possible reserves;

•	Future production of oil and natural gas from proved properties may differ from reserves estimated;

•	Future production rates may vary from those estimated;

•	Future rather than average first-day-of-the-month prices during the previous 12-month period and costs as at the balance sheet date will apply;

•	Economic factors such as changes to interest rates, income tax rates, regulatory and fiscal environments and operating conditions cannot be determined with certainty;

•	Future estimated income taxes do not take into account the effects of future exploration expenditures; and

•	Future development and asset retirement obligations may differ from those estimated.

Future net revenues, development, production and restoration costs have been based upon the estimates referred to above. The following tables summarize the Company’s future net cash flows relating to proved oil reserves based on the standardized measure as prescribed in FASB Topic 932 - “Extractive Activities - Oil and Gas”:

GRAVIS OIL CORPORATION (a development stage enterprise)
(formerly MegaWest Energy Corp.)
Notes to the Consolidated Financial Statements
For the year ended April 30, 2011 (United States dollars unless otherwise indicated)

Future cash flows relating to proved reserves:	2011	2010	2009

Future cash inflows	$26,338,000	$26,291,000	$3,425,000
Future operating costs	(9,686,000)	(10,672,000)	(2,004,000)
Future development costs	(3,345,000)	(3,488,000)	(889,000)
Future asset retirement costs	(141,000)	(139,000)	(60,000)
Future income taxes	-	-	-
Future net cash flows	13,166,000	11,992,000	472,000
10% discount factor	(3,225,000)	(3,286,000)	(139,000)
Standardized measure	$9,941,000	$8,706,000	$333,000

Reconciliation of future cash flows relating to proved reserves:	2011	2010	2009

Undiscounted value as as at May 1	$11,992,000	$472,000	$256,000
Extensions and discoveries	1,308,100	-	1,075,000
Dispositions	-	(17,924)	-
Production	(1,904,800)	(2,379,900)	(230,000)
Revisions of prior volume estimates	-	10,806,300	-
Revisions of pricing	1,770,700	3,111,524	(629,000)
Undiscounted value as at April 30	13,166,000	11,992,000	472,000
10% discount factor	(3,225,000)	(3,286,000)	(139,000)
Standardized measure	$9,941,000	$8,706,000	$333,000