Form 20-F/A
period 2011-04-30
GRAVIS OIL Corp
filed 2012-06-21
CIK 1172298

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F /A
(Amendment No. 1)
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

Jeffrey Freedman
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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. ☐ Item 17 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes ☒ No

EXPLANATORY NOTE

Gravis Oil Corporation (“Gravis” or the “Company”) is filing this Amendment No. 1 on Form 20-F/A (the “Amended Filing”) to the Company’s Annual Report on Form 20-F for the year ended April 30, 2011 (the “Original Filing”) filed with the Securities and Exchange Commission (“SEC”) on November 15, 2011.  In September 2011, Gravis received cease trading orders from the Alberta Securities Commission and the British Columbia Securities Commission for failure to timely file required disclosures therein.  In connection with the process of having the case trading orders revoked, the Company determined that certain disclosures in the Original Filing would need to be revised.

For the convenience of the reader, this Amended Filing sets forth the Original Filing as modified and superseded where necessary to reflect the restatement. The following items have been amended as a result of, and to reflect, the restatement:

●	Introduction, to remove a reference to unproven properties;

●	Item 3D – Risk Factors, to change the number of authorized shares of preferred stock from unlimited to 100 million;

●	Item 4A – History and Developments of the Company, to provide expanded disclosure of Company activities;

●	Item 4B – Business Overview, to remove a reference to unproven properties and provide expanded disclosure of Company activities;

●	Item 5A – Operating Results, to provide disclosure regarding impairment of oil and gas assets;

●	Item 5B – Liquidity and Capital Resources, to provide expanded disclosure regarding prior financings and liquidity events;

●	Item 6B – Compensation, to revise certain disclosures regarding executive compensation and additional information on director compensation;

●	Item 6C – Board Practices, to provide expanded disclosure on our audit committee and the qualifications of each member;

●	Item 6E – Share Ownership, to provide disclosure on outstanding options owned by executive officers;

●	Item 8A.7 – Legal Proceedings, to update disclosures regarding the cease trading orders that were issued in Canada; and

●	Notes to the Financial Statements, to revise the supplemental information on oil and gas operations (unaudited) regarding accounting for reserve information and to make other minor conforming changes.

In accordance with applicable SEC rules, this Amended Filing includes certifications from our Chief Executive Officer and Chief Financial Officer dated as of the date of this filing.

Except for the items noted above, no other information included in the Original Filing is being amended by this Amended Filing. The Amended Filing continues to speak as of the date of the Original Filing and, except as set forth in the sections indicated above, we have not updated the Original Filing to reflect events occurring subsequently to the date of the Original Filing. Accordingly, this Amended Filing should be read in conjunction with our filings made with the SEC subsequent to the filing of the Original Filing.

INTRODUCTION

We are a corporation organized under the laws of the Province of Alberta, Canada. Since December 2006, our primary business activity has been the acquisition, exploration and development of a number of heavy oil properties in the United States. To date, we have been assigned an immaterial amount of proved reserves based on the anticipated total reserves in the Missouri area; however, we still believe we are an exploration stage company. Our activities to date have included analysis and evaluation of technical data, preparation of geological models, acquisition of mineral rights, exploration and development drilling, conceptual engineering, construction and operation of thermal demonstration projects. Our common shares trade in the United States on the Over-the-Counter Bulletin Board exchange (OTC) under the symbol "GRAVF." As used in this annual report, the terms “issuer” and Gravis means Gravis Oil Corporation individually, the terms "we", "us", "our" and "company" mean Gravis Oil Corporation together with its subsidiaries and "MegaWest USA" means our directly-owned subsidiary MegaWest Energy (USA) Corp.

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

Item 3. Key Information - continued

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

Item 3. Key Information - continued

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

Item 3. Key Information - continued

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

Item 3. Key Information - continued

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

Item 3. Key Information - continued

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

Item 3. Key Information - continued

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

Item 3. Key Information - continued

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

Item 3. Key Information - continued

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

Item 3. Key Information - continued

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

Item 3. Key Information - continued

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

Item 3. Key Information - continued

Shareholders' interests in our company will be diluted and investors may suffer dilution in their net book value per share if we issue additional shares or raise funds through the sale of equity securities.

We are authorized to issue an unlimited number of common shares, without par value, and 100,000,000 preferred shares, without par value. In the event that we issue additional common shares in the future, enter into private placements to raise financing through the sale of equity securities or acquire additional oil and gas property interests using common shares to acquire such interests, the interests of existing shareholders in our may be diluted and existing shareholders may suffer dilution in their net book value per share depending on the price at which such securities are sold. The issuance of common shares for future services or acquisitions or other corporate actions may have the effect of diluting the value of the shares held by our investors, and might have an adverse effect on any trading market for our common shares.

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

Gravis was originally incorporated under the Company Act (British Columbia) on February 8, 2000 under the name Brockton Capital Corp. Its name was then changed to MegaWest Energy Corp. effective February 27, 2007 before it became Gravis on June 20, 2011. At a meeting of the shareholders on October 29, 2007, the shareholders approved the continuance of Gravis from the Province of British Columbia into the Province of Alberta under the Business Corporations Act (Alberta). Effective February 12, 2008, Gravis was continued into the Province of Alberta as a company organized under the Business Corporations Act (Alberta) and ceased to be a company organized under the Business Corporations Act (British Columbia). Effective June 20, 2011, the Gravis’ share capital was consolidated on a one-for-ten basis. Except as otherwise noted, all common share, warrant and stock option figures disclosed herein are reported on a consolidated basis.

Gravis is also a reporting issuer under the Securities Act in Alberta and British Columbia. The head office of Gravis is located at Suite 902, 105 150 Crowfoot Crescent NW, Calgary, Alberta, Canada T3G 3T2, while the registered office is Suite 3700, 400 Third Avenue SW, Calgary, Alberta, T2P 4H2.

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

Item 4.	Information on the Company - continued

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

Item 4.	Information on the Company - continued

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

On August 28, 2009, we entered into a strategic arrangement with the Iroquois Capital Opportunity Fund, L.P. (" ICO Fund ") aimed at recapitalizing our company and enabling the restart of production at our Missouri projects.  The arrangement involved several transactions, all of which were completed on or about August 28, 2009, including, on a pre-consolidation basis:

•
the sale of a 10 percent working interest in our existing land and production projects on 15,313 acres of our oil and gas leases located in Missouri and Kansas (the "Deerfield Area"), which area includes our Grassy Creek and Marmaton River projects, to Mega Partners 1, LLC ("MP 1"), an affiliate of the ICO Fund for $2.0 million. In connection with the sale of the working interest, we granted MP 1 various options, including: (i) the option to acquire an additional 10 percent working interest in future development within the Deerfield Area; (ii) the option to acquire up to a 20 percent proportionate interest in any of our properties outside of the Deerfield Area by paying a proportionate 133 percent share of our costs-to-date in respect of such property until the later of the full redemption or conversion of the Series A or Series B preferred shares (issued pursuant to the arrangement with the ICO Fund) and August 27, 2011; and (iii) the option to participate with our company in any future oil and gas property acquisitions for a proportionate 20 percent share of the cost of any such acquisition until the later of the full redemption or conversion of the Series A or Series B preferred shares (as defined herein) and August 27, 2011; and

•
an offering to investors (led by the ICO Fund) of 22,000 Series A convertible preferred shares ("Series A Preferred Shares"), each with a stated value of US$100, for gross proceeds of $2.2 million.  The Series A Preferred Shares are convertible into common shares at US$0.70 per common share and have a quarterly cumulative dividend equal to either 5 percent, if paid in cash (15 percent upon the occurrence of certain events of default) or 7.5 percent, if paid in additional Series A Preferred Shares.  In connection with the Series A Preferred Share offering, our company also issued to the subscribers thereunder: (i) 1,540,000 common stock purchase warrants, each entitling the holder thereof to purchase an additional common share at US$2.50 per share until August 28, 2014 ("Preferred A Warrants"); and (ii) additional investment rights consisting of the right to purchase 20,000 Series B convertible preferred shares ("Series B Preferred Shares"), each with a stated value of US$100, convertible into common shares at US$1.00 per common share attached to which would be 1,000,000 common share purchase warrants ("Preferred B Warrants"), each entitling the holder thereof to purchase an additional common share at US$3.50 per common share for a period of five years from the date of issuance.

Item 4.	Information on the Company - continued

Following closing of the August 28, 2009 financing, Gravis re-started its Deerfield, Missouri operations and the initial oil production response to steam injection on both the Marmaton River and Grassy Creek projects was positive.

On April 29, 2010, the Company secured a line of credit with a private lender for the sole purpose of buying natural gas to fuel the steam generators on its Marmaton River and Grassy Creek projects.   The credit facility was available up to a maximum of $1.0 million at an interest rate of 2% per month calculated on the average daily outstanding principal balance.  As security, the Company signed a mortgage and a promissory note in the amount of $1.0 million granting security to the lender over certain Missouri properties.    The credit agreement could be terminated by the Company upon 30 days’ notice. During the first quarter of the 2010 fiscal year, the Company drew $311,800 on the credit facility and repaid the amount in full in the second quarter.

The April 29, 2010 line of credit was terminated and the Company subsequently entered into a similar one on the same terms. In the third quarter of 2010, the Company had drawn $74,900.  The line of credit repaid in February 2011 and then terminated.

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

A summary of the features and terms of the financing are as follows, on a pre-consolidation basis:

•
Issuance of Senior I Notes for proceeds of $2.5 million, maturing on January 30, 2012 with an annual coupon rate of 8% cash or 12% in additional Senior I Notes at the Company’s option until January 30, 2011 and at the holder’s option thereafter.  Senior I Notes are redeemable in cash at any time or convertible into common shares at $0.50 per common share at the Company’s option if the underlying shares are freely tradable and common shares trade at or above $2.50 per share for the previous 20 consecutive trading days and the daily average trading volume has been in excess of $750,000 per day for the same period.  In the event of redemption before the end of the term, there will be a 5% premium due on the investment amount. Note holders may elect to receive the redemption in common shares at the conversion price.  Senior I Note holders received one warrant for each $0.05 principal amount of the Senior I Notes for 5,000,000 warrants (“Senior I Warrants”).  Senior I Warrants are exercisable at $0.20 per share until July 29, 2013.

•
Conversion of 22,000 Series A Preferred Shares plus accumulated dividends of $301,069 into $2,501,069 of Junior Notes maturing on July 30, 2013 with an annual coupon rate of 5% cash or 7.5% in additional Junior Notes, at the Company’s option and at the holder’s option thereafter.  Junior Notes are redeemable in cash at any time or convertible into common shares at $0.50 per common share at the Company’s option provided: i) production from the Missouri Deerfield project is 15,000 barrels of oil in a 30 day period; ii) the common shares have traded at or above $2.50 per share for the preceding 20 consecutive trading days; and iii) the daily average dollar trading volume has been in excess of US $750,000 per day for the same 20 day period.

•	Extension of the expiry date on the outstanding option to acquire Series B Preferred Shares to May 24, 2011 (further extended to June 7, 2011).

•
Re-acquisition of a 10% working interest in the Company’s Missouri Marmaton River and Grassy Creek projects from MP1 in exchange for a 2.75% gross overriding royalty interest on the projects, effective July 1, 2010, as noted above.

Item 4.	Information on the Company - continued

In addition:

•
MP1 retains the option to acquire up to an additional 10% interest in future projects within the Deerfield Area, on a project by project basis, by paying up to a US $300,000 equalization payment per project and thereafter its proportionate share of all future development and operating costs in respect of such project, including a proportionate share of facility costs.

•
For a period which is the latter of either the Series A or B Preferred Shares (or the underlying investment rights to buy Series B Preferred Shares) being outstanding or August 28, 2011, MP1 had the option to acquire up to a 20% proportionate interest in any of the Company’s properties outside of the Deerfield Area by paying a proportionate 133% of the Company’s costs-to-date in respect of such property and the option to participate with the Company in any future oil and gas property acquisitions for a proportionate 20% share of any such acquisition. This option expired.

On September 21, 2010 the Company and its working interest partner farmed out 5,100 net acres in the Little Muddy Area of the Company’s Kentucky project.

On December 28, 2010, January 31, 2011 and March 7, 2011, the Company issued a total of $4.6 million senior secured convertible notes (“Senior II Notes”).

A summary of the features and terms of the Senior II Notes are as follows:

•
Issuance of Senior II Notes for proceeds of $4.6 million, maturing 18 months after closing, with an annual coupon rate of 8% cash or 12% in additional Senior II Notes at the Company’s option for the first six months after closing and at the holder’s option thereafter.  Senior II Notes are redeemable in cash at any time or convertible into common shares at $0.20 per common share at the Company’s option if the underlying shares are freely tradable and common shares trade at or above $2.50 for the previous 20 consecutive trading days and the daily average trading volume has been in excess of US $750,000 per day for the same period.  Senior II Note holders received one warrant for each $0.50 principal amount of the Senior Notes for 9,200,000 warrants ("Senior II Warrants").  Senior II Warrants are exercisable at $0.25 per share for a period of 36 months after closing.

In the event the Company issues common shares or securities convertible into or exercisable for common shares at a price per share or conversion or exercise price less than the conversion or exercise prices agreed to for each note, the conversion price of the notes and the exercise price of the warrants are automatically reduced to lower prices.  The number of warrants outstanding will be increased such that the expected exercise proceeds remain unchanged.

On December 28, 2010, the conversion price of the Senior I Notes and Junior Notes was reduced from $0.50 to $0.20 per share and the exercise price of the Senior I Warrants was reduced from $0.50 to $0.25 per share.

During the spring of 2011, the administration of the Company was moved to Houston, Texas.

As at April 30, 2011, the Company had a working capital deficiency of $1.4 million, recurring losses and net cash outflows from operating activities and an accumulated deficit during the development stage of $135.5 million.

On September 7, 2011 the Alberta Securities Commission issued a cease trade order against Gravis for failing to file the Company's audited annual consolidated financial statements and management's discussion and analysis, for the year ended April 30, 2011 (the "Alberta Cease Trade Order").

The Company is also an OTC reporting issuer under British Columbia Instrument 51-509 Issuers Quoted in the U.S.Over-the-Counter Markets and as such has certain reporting obligations in British Columbia, Canada.  On September 8, 2011 the British Columbia Securities Commission issued a similar cease trade order pertaining to the trading of the Company’s securities in British Columbia for the Company's failure to file its April 30, 2011 audited annual consolidated financial statements, management's discussion and analysis and an annual information form for the year ended April 30, 2011 (the "BC Cease Trade Order", and together with the Alberta Cease Trade Order, the "Cease Trade Orders").

Item 4.	Information on the Company - continued

During October 2011, as a result of the Company’s financial position, cost factors and market conditions it suspended operations on its Missouri oil and gas assets, its only producing property.

The Company has incurred significant expense in completing a work-over of virtually all of its production wells at both of its Missouri projects.  Pumps were upgraded or replaced and tubing re-landed. Thermal and pressure data acquisition equipment was installed in certain new well test patterns, and well logs were been run to identify the un-swept areas of the reservoir.  Chemical surfactant and seismic stimulation technologies have been tested on the new pattern with varied results. However, due to the significant cost of steam injection, and the Company’s financial position, management elected to suspend operations on its Missouri oil and gas assets in September 2011.

On June 4, 2012, the Cease Trading Orders were revoked.

B.	Business Overview

Prior to November 2006, we were a technology company, whose business plan was to acquire the rights to market, sell and distribute a product line of consumer electronic technology products in Canada.

Since November 1, 2006, the primary business activity of Company has been the acquisition, exploration and development of a number of heavy oil properties in the United States. Its activities to date have included the analysis and evaluation of technical data, preparation of geological models, the acquisition of mineral rights, exploration and development drilling, conceptual engineering, construction and operation of thermal demonstration projects, and securing capital to fund related expenditures.

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

Item 4.	Information on the Company - continued

During the year ended April 30, 2011, the primary focus of the Company has been on two thermal demonstration projects on its Missouri property - Marmaton River and Grassy Creek. These projects were primarily designed to provide additional information to support a future commercial decision. While the Company is confident that the projects are commercially viable, Gravis requires significant financing dedicated to these projects before it could make a decision to proceed commercially. The Missouri property is in the early stage of development and no assurance can be given that the Company will be able to establish commercial reserves on this property or any of its properties; therefore, Gravis is considered to be a development stage company.

Exploration for commercial reserves of oil and gas is subject to a number of risk factors set forth in this MD&A and the Risk Factors section. Few prospects that are explored are ultimately developed into producing oil and/or gas fields. As Gravis' Missouri property is its only producing property and is in the early stage of development, the Company may not be able to establish commercial reserves on the two projects located on the property.

The Company has, since 2008, focused its financial and technical resources on its thermal heavy oil recovery projects in the Deerfield area of Missouri, conducting steam injection and research operations in the pilot areas designated as Marmaton River and Grassy Creek. Project operating costs have been significantly higher than predicted during this time due to the unexpected discontinuity of operations, steam injection rates below design, and sub-optimal completion methods for wells drilled in 2008. Steam injection operations have been suspended repeatedly at both projects from December 2008 to September 2009 and again from June 2010 to September 2010 for Grassy Creek, and from June 2010 to March 2011 for Marmaton River due to financing constraints. For a large portion of the operating time, steam rates were well below design levels also due to financing constraints. The interruption of operations resulted in a significant loss of heat in the formation, oil production at higher than expected steam-to-oil ratio ("SOR") values, and increased costs per-barrel of production. Lower than design steam rates increased the per-unit cost of production. Gravis did conduct research activities during these interruptions to determine how best to optimize future commercial developments, however, these research activities, while critical to future success, increased operating costs.  The Company has incurred significant expense in completing a work-over of virtually all of its production wells at both Marmaton River and Grassy Creek. Pumps were upgraded or replaced and tubing relanded. Thermal and pressure data acquisition equipment has been installed, and well logs have been run to identify the un-swept areas of the reservoir. Chemical surfactant and seismic stimulation technologies have also been tested with varied results. However, due to the significant cost of steam injection and the Company's financial position, management elected to suspend operations on its Missouri oil and gas projects in September 2011.

The Company's operations thus far have led to the following conclusions with respect to the efficacy of future development activities with respect to steam-flood projects:

Once initiated, steam flooding must be continuous. The Company believes that shut-in periods of several months reduce heat efficiency and increase steam-to-oil ratios;

Observation wells must be drilled and instrumented throughout the projects to improve effectiveness of the control of steam injection to an individual pattern; and

Well design must include cased-through and perforated completions to allow control of the vertical distribution of steam in the reservoir.

The Company estimates that additional financing of approximately $8.7 would be required to achieve economically viability of its current projects.  Future production could reduce such funding requirements, however, there is no guarantee that the Company will achieve positive and sustainable cash flow.

Item 4.	Information on the Company - continued

In the event the Company is successful in obtaining additional financing, in the first two years after re-starting operations, the Company intends to allocate funds as follows:

Project Goal	Estimated Cost (millions)

Capital identified in the GLJ Missouri Property Report - Total Proved Reserves to drill, complete and tie in new patterns of wells in both existing projects	$2.284

To re-complete existing well patterns in Marmaton River Phase II and Grassy Creek Phase I	$0.45

To install observation wells one per existing pattern	$0.125

To cover operating expenses through initial pattern heating or re-heating. This also allows for the time lag between production and oil sales receipts	$2.0

General and administrative expenses	$2.4

Contingency of 20%	$1.4

Total	$8.659

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

Operational and Project Review

The following table summarizes the costs incurred in oil and gas property acquisition, exploration, and development activities for our company for the years ended April 30, 2011, 2010 and 2009:

Cost	Missouri	Kentucky	Montana	Kansas	Texas	Other	Total
Balance, April 30, 2010	$24,936,309	$3,215,682	$686,209	$94,613	$-	$1,354,996	$30,287,809
Additions	1,516,465	102,364	-	4,745	-	-	1,623,574
Depletion	(720,740)	-	-	-	-	-	(720,740)
Impairment	(9,066,590)	(3,179,174)	(602,913)	-	-	-	(12,848,677)
Foreign currency translation	(301,444)	(38,872)	(8,296)	(1,144)	-	(16,380)	(366,136)
Balance, April 30, 2011	$16,364,000	$100,000	$75,000	$98,214	$-	$1,338,616	$17,975,830

Item 4.	Information on the Company - continued

Cost	Missouri	Kentucky	Montana	Kansas	Texas	Other	Total
Balance, April 30, 2009	$22,462,582	$2,695,991	$1,273,963	$83,803	$251,460	$1,529,053	$28,296,852
Additions	714,821	49,223	15,413	-	-	5,557	785,014
Recoveries and transfers	38,311	-	-	(3,200)	(323)	(4,719)	30,069
Disposition	(2,011,529)	-	-	-	-	(379,548)	(2,391,077)
Depletion	(95,815)	-	-	-	-	-	(95,815)
Impairment	-	-	(816,696)	-	(290,237)	(55,612)	(1,162,545)
Foreign currency translation	3,827,939	470,468	213,529	14,010	39,100	260,265	4,825,311
Balance, April 30, 2010	$24,936,309	$3,215,682	$686,209	$94,613	$-	$1,354,996	$30,287,809

Cost	Missouri	Kentucky	Montana	Kansas	Texas	Other	Total
Balance, April 30, 2008	$15,426,924	$43,241,600	$17,464,748	$3,912,739	$297,870	$1,567,335	$81,911,216
Additions	9,842,427	1,729,644	1,351,879	289,679	578,319	916,508	14,708,456
Impairment	-	(36,981,914)	(15,396,845)	(3,646,484)	(578,319)	(865,237)	(57,468,799)
Foreign currency translation	(2,806,769)	(5,293,339)	(2,145,819)	(472,131)	(46,410)	(89,553)	(10,854,021)
Balance, April 30, 2009	$22,462,582	$2,695,991	$1,273,963	$83,803	$251,460	$1,529,053	$28,296,852

Missouri

The Company's Missouri lease holdings totaled 38,119 gross acres with 98.3 % operating interest. On separate pilot projects at Deerfield (being Marmaton River and Grassy Creek), Gravis has built two 500 barrel of oil per day steam drive production facilities (Marmaton River and Grassy Creek) comprised of 116 development production wells, 39 steam injection wells and 14 service and observation wells. Throughout the Deerfield area, the Company has drilled 73 exploration/delineation wells with a 67% success rate.

Phases I and II of the Marmaton River steam drive project together occupy 20 acres of project land developed as a pre-commercial project, which includes a steam generation and oil treating plant with a throughput capacity of 500 barrels of oil per day, 23 steam injection wells, 64 producing wells, and 6 service and observation wells. All Phase II wells have been tied in with steam injection initiated in 3 of 10 patterns. As at April 30, 2011, cumulative production at Marmaton is 42,253 barrels of oil. However, operations were suspended in September 2011. When shut in, Phase I had produced approximately 96% of the proved reserves assigned to it by the independent Qualified Reserves Evaluator, GLJ Petroleum Consultants ("GLJ"). Phase II, in which only 3 of 10 patterns had been started up, had produced approximately 2% of its assigned proved reserves.

The Grassy Creek steam drive project has a steam injection and production treating plant similar to Marmaton River with a design capacity of 500 barrels of oil per day. Phase I of the project consists of 46 production wells, 15 steam injection wells, and 6 service and observation wells occupying approximately 20 acres of the project site. As at April 30, 2011, cumulative production at Grassy Creek to date was 26,406 barrels of oil. In April 2011, the Company drilled, completed and equipped the first of several Phase II patterns utilizing improved technology and methods that leverage experiences gained from operating Phase I. The pattern was put into operation in early May 2011. Temperature profiles increased as planned and early oil production indications were positive. However, due to capital constraints since fiscal year-end, Gravis suspended operations at Grassy Creek in September 2011. When shut in, Phase I had produced approximately 15% of the proved reserves assigned to it by GLJ. Phase II, in which only one small demonstration pattern had been drilled up, had not produced a measurable amount of its assigned proved reserves.

Previous production operations at Marmaton River and Grassy Creek achieved encouraging initial oil production with combined month average rates above 200 bbls per day of clean sales oil achieved in March and April of 2010 . Gravis would anticipate increased production potential as a result of additional investment in technology. It is anticipated that both the Marmaton River and Grassy Creek projects could develop 250 to 300 acres of their respective 320 acres of leases over their 25 to 30 year project life.  Additional drilling phases on each of these projects would be necessary to reach the 500 barrel per day target oil production rates.  It is further anticipated that a number of additional projects of similar design and size may be drilled and constructed across Gravis’ Missouri lease holdings.

Item 4.	Information on the Company - continued

Gravis sold all of its oil production for a field gate price equivalent to 80% of the NYMEX posted price for West Texas Intermediate oil sales. Gravis purchases natural gas to fuel its boilers for an "at the burner tip" price approximately equivalent to the NYMEX Henry Hub spot price for natural gas. Natural gas is the largest input cost for the Company's operations; therefore the current ratio of oil to natural gas prices has a very positive impact on project economics.

As at April 30, 2011, the Company performed a ceiling test calculation to assess the ceiling limitation of its properties in Missouri. The Company determined that its capitalized costs for the proven and unproven Missouri land exceeded the ceiling limitation. As a result, the Company recorded an impairment charge of $9,066,590 (2010 — $nil; 2009 — $nil) on the Missouri projects and now carries the value of the Missouri properties at the value of proved plus probable reserves.

The Company has, since 2008, focused its financial and technical resources on its thermal heavy oil recovery projects in the Deerfield area, conducting steam injection and research operations in the pilot areas designated as Marmaton River and Grassy Creek. Project operating costs have been significantly higher than predicted during this time due to the unexpected discontinuity of operations, steam injection rates below design, and sub-optimal completion methods for wells drilled in 2008. Steam injection operations have been suspended repeatedly at both projects from December 2008 to September 2009 and again from June 2010 to September 2010 for Grassy Creek, and from June 2010 to March 2011 for Marmaton River due to financing constraints. For a large portion of the operating time, steam rates were well below design levels also due to financing constraints. The interruption of operations resulted in a significant loss of heat in the formation, oil production at higher than expected steam-to-oil ratio ("SOR") values, and increased costs per-barrel of production. Lower than design steam rates increased the per-unit cost of production. Gravis did conduct research activities during these interruptions to determine how best to optimize future commercial developments, however, these research activities, while critical to future success, increased operating costs.

While Gravis believes that future uninterrupted commercial operations, taking advantage of what has been learned in the pilot operations could result in economically viable production rates, the Company is uncertain of its ability to achieve these results for the following reasons:

•	SOR performance may not reach the full cycle range of 7:1 to 9:1 as expected which would in turn lead to operating costs higher than forecast;

•
The Company has identified two critical project design improvements that will be included in future development. Those are the installation of low-cost observation wells, and cased-through- reservoir well construction. These improvements are not expected to have a significant impact on future development costs. However, Grassy Creek Phase I and Marmaton River Phase II projects must be retrofitted at a combined cost of approximately $575,000;\

•
Grassy Creek Phase I has produced to date approximately 15% of its proved reserves estimate and has remaining recoverable reserves of 172 Mbbl. The initial time to warm the formation to full production capacity was estimated at 9 months, Grassy Creek Phase I may require additional warming time of up to 3 months. That would result in increased cost to recover the remaining reserves of up to $1.50 per bbl. for Grassy Creek Phase I;

•
Operating costs, as noted above, have been significantly higher than forecast during operation of the pilot projects, and while Gravis expects full cycle operating costs to be in range of $29.00 per bbl to $32.00 as forecast, there can be no guarantee that operating costs will not vary either lower or higher than forecast; and

•
In September, 2011, Gravis shut in all operations in Missouri, having been unable to secure sufficient funding on commercially acceptable terms to follow through to commercially successful exploitation of its Missouri reserves, including funds to implement the planned modifications to wells in Grassy Creek Phase I, and Marmaton River Phase II, for operating costs to bring the projects to full production rates, for contingencies, and for Corporate purposes, Gravis will need secure financing of approximately $8.7 million in order to re-commence operations in both Grassy Creek and Marmaton River projects.

Item 4.	Information on the Company - continued

Kentucky

The Kentucky lease holdings include a 37.5 % working interest in 29,147 unproved gross acres (10,930 net acres). The Kentucky property is mainly undeveloped land and therefore was not assigned any reserve value under either the SEC or Canadian prepared independent reserve reports

On September 21, 2010, the Company and its 62.5% working interest partner (together the " Farmor " ) signed a farm-out agreement for their interest in 5,100 net acres in the Little Muddy Area of Butler County, Kentucky to a Houston-based independent exploration and production company (" Farmee ") .

On December 4, 2010, this farm-out agreement was expanded to cover the full 29,147 unproved gross acres. All acreage leased in Kentucky by the Farmor and the Farmee in Butler, Warren, Edmonson and Muhlenberg counties was pooled and subject to the new agreement. During September 2011, the Company reviewed the situation with the Farmee with its working interest partner. As a result of this review Gravis and its working interest partner agreed that there was a lack of development activity by the Farmee and that they should seek a release from the agreement.

During the year ended April 30, 2011, the Company recorded an impairment charge of $3,179,174 (2010 — $nil; 2009 — $36,981,914) on the Kentucky project as a result of the lack of development activity by the Farmee and the curtailment of Company plans to continue exploration on the project due to a lack of available capital. As a result of these factors and to help raise capital for other purposes the Company is seeking to dispose of its interest in this property. To date no offers have been received on the property and the amount that may be ultimately realized is unknown.

Montana

The Montana leases total 3,982 gross acres (2,019 net) divided amongst two prospects: Devils Basin and Teton. The leasehold in the Devils Basin prospect totals 1,175 gross acres (881 net). Gravis currently owns a 75% working interest in this prospect. There are two active leases in the Teton Prospect totaling 2,807 gross acres ( 1,137 net acres ). Gravis currently owns a 53.69% working interest in this prospect.

Trade seismic was purchased on the Devils Basin prospect to identify one or more prospective drill locations targeting light oil from the Heath Shale. The Company has no near-term plans to proceed with the project.

During the year ended April 30, 2011 the Company recorded an impairment charge of $602,913 (2010 — $816,696, 2009 — $15,396,845) on the Montana project. The impairment was recorded due to the expiry of leases and the continued curtailment of plans to continue exploration on the lands in the near term because of the lack of capital available for this project. The remaining costs represent the Company's estimate of the fair value of the leases as determined by sales in the area for long term leases with farmout potential and related seismic value.

Kansas

The Chetopa project is a pre-commercial heavy oil demonstration project located two miles south of Chetopa, Kansas. The project is currently suspended, and includes certain oil and gas equipment and a 100% interest in one oil and gas lease covering 320 net acres. On April 2, 2012 , The Company sold its interest in the Chetopa Project for cash consideration of $7,100 and for a royalty of $5.00 US per bbl. on future production with a royalty cap of $1 million.

Other

Other costs consist primarily of five used steam generators and related equipment that will be assigned to future projects.

Item 4.	Information on the Company - continued

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

Item 4.	Information on the Company - continued

C.	Organizational Structure

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

Project Areas

The following table sets forth the lease areas we have an interest in, by area, as of April 30, 2010 and 2009:

Project Areas	April 30, 2011		April 30, 2010
	Gross	Net	Gross	Net
Kansas (1)	385	385	385	385
Missouri	38,119	37,470	38,119	36,598
Kentucky (1)	29,147	10,930	29,147	10,930
Texas (1)	19,938	9,969	29,516	11,751
Montana (1)	3,982	2,019	15,688	8,673
Total	91,571	60,773	112,855	68,337
_____________
(1)	We have discontinued our plans for any further expenditure on these properties as a result of poor drilling results in prior years and a lack of resources. See Operational and Project Review above.

Item 4.	Information on the Company - continued

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

The following table summarizes the Company’s proved developed and undeveloped reserves (all oil) within the United States, net of royalties, as at April 30, 2011, 2010 and 2009:

Oil (MBbls)	2011	2010	2009

Proved reserves as at May 1	445	79	45
Extensions and discoveries	46	-	43
Dispositions	-	(3)	-
Production	(28)	(32)	(9)
Revisions of prior estimates	-	401	-
Total Proved reserves as at April 30	463	445	79

Oil (MBbls)	2011	2010	2009

Proved developed producing	191	191	-
Non-producing	-	-	34
Proved undeveloped	272	254	45
Total Proved reserves as at April 30	463	445	79

Capitalized Costs Related to Oil and Gas Assets	2011	2010	2009

Proved properties	$10,474,051	$9,630,780	$2,958,979
Unproved properties	105,123,129	104,692,582	107,996,621
	115,597,180	114,323,362	110,955,600
Less: accumulated impairment	(98,143,411)	(85,294,734)	(84,187,801)
Less: accumulated depletion	(816,555)	(95,815)	-
	$16,637,214	$28,932,813	$26,767,799

Item 4.	Information on the Company - continued

Costs incurred in Oil and Gas Activities:	2011	2010	2009

Development	$1,623,574	$779,457	$13,131,400
Exploration	-	-	-
	$1,623,574	$779,457	$13,131,400

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

Item 5.	Operating and Financial Review and Prospects - continued

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

Item 5.	Operating and Financial Review and Prospects - continued

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

Item 5.	Operating and Financial Review and Prospects - continued

Impairment of oil and gas assets

Impairment charges were recorded on the Missouri, Montana and Kentucky properties during the fourth quarter of the year ended April 30, 2011. These impairments were recorded in the fourth quarter due to:

•	the lack of funds available to the Company at year-end and into fiscal 2012;
•	the limited progress in attracting additional funds from March 2011 until September 2011; and
•	the reduction in remaining lease term of a significant part of the acreage.

Management did not consider an impairment charge appropriate earlier in the fiscal year, as they expected to be able to attract funds that would enable the Company to continue their activities, including development of the unproved properties.

This expectation was supported by the fact that investors provided $4 million in convertible loans to the Company in December 2010 and January, February and July 2011 and the (anticipated) conversion of part of the convertible debt in March and April 2011.  Further impairment may be necessary in the future.

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

•	Information technology costs decreased in 2011 due to a reduction in the outsourcing of technology services.

Item 5.	Operating and Financial Review and Prospects - continued

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

Change in fair value of derivatives

The increase in the fair value of the following derivative liabilities is recognized in the consolidated statement of operations as change in fair value of derivatives expense:

	Preferred A Warrants	Preferred B Option	Conversion feature derivative	Senior warrants	Consulting warrants	Total
Balance, April 30, 2010	$740,269	$590,640	$-	$-	$-	$1,330,909
Fair value on date of issue	-	-	1,883,200	1,808,070	166,810	3,858,080
Conversion of Senior I Notes	-	-	(84,530)	-	-	(84,530)
Change in fair value	2,479,431	4,531,654	1,070,960	988,820	324,570	9,395,435
Balance, April 30, 2011	$3,219,700	$5,122,294	$2,869,630	$2,796,890	$491,380	$14,499,894

Fiscal Year Ended April 30, 2010 Compared to Fiscal Year Ended April 30, 2009

	Years ended April 30
	2010	2009
Revenue and other income
Oil sales	$1,575,150	$-
Interest income	6,073	135.190
	1,581,223	135,190

Expenses
Operating	3,955,084	-
Impairment of oil and gas assets	1,162,545	57,468,799
General and administrative	3,193,449	4,046,550
Depreciation, depletion and accretion	293,113	127,884
Interest and accretion	-	12,479
Foreign exchange loss (gain)	98,225	(1,573,251)
Change in fair value of derivatives	829,166	-
	9,531,582	60,082,461
Net loss	$(7,950,359)	$(59,947,271)
Net loss per share	$(0.60)	$(4.60)
Weighted average number of shares - basic and diluted	13,325,545	13,035,892

Item 5.	Operating and Financial Review and Prospects - continued

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

Item 5.	Operating and Financial Review and Prospects - continued

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

Gravis expects that its current capital and its other existing resources will be sufficient only to provide a limited amount of working capital. In addition the Company lacks the resources to repay the Senior I Notes and the Junior Notes (as defined herein) as they have reached maturity, nor the Senior II Notes as they become due . While the Company has not been notified of any intention on the part of the creditors to enforce their rights , there can be no assurance that they will not demand repayment and force their security interests against the Company's assets. The Company will require additional capital to continue to operate its business and to further expand its exploration and development programs. However, there can be no assurance that Gravis will be able to obtain additional capital when required. Furthermore, the inability to secure capital on a timely basis may have a significantly negative impact on its future consolidated results of operations, financial condition and its ability to continue as a going concern.

Investing Activities

During the year ended April 30, 2011, the Company incurred $1,623,574 of expenditures on oil and gas assets compared to $785,014 in 2010.

On July 30, 2010, the Company and Mega Partners 1, LLC entered into an arrangement whereby the Company acquired MP1’s 10% working interest in the projects in exchange for a 2.75% gross overriding royalty interest effective July 1, 2010. Under this arrangement, the Company converted a receivable related to joint venture capital and operating costs owing by MPI on its Marmaton River and Grassy Creek projects in Missouri to a promissory note and the Company will recover the balance of the amount due from 50% of the gross overriding royalty payments to МР1 . During the time the long term receivable is outstanding, the Company will receive interest on the outstanding balance at the U.S. bank prime rate plus three percent (3%). As at April 30, 2011, the balance of the long term receivable was $294,862.

Item 5.	Operating and Financial Review and Prospects - continued

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

On July 30, 2010, the Company closed a $2.5 million financing with a group of its existing shareholders. The transactions included the issuance of $2.5 million in senior secured convertible notes ("Senior I Notes"), the conversion of the outstanding Preferred A Shares into junior secured convertible notes ("Junior Notes") and the reacquisition by Gravis of a 10% working interest in the Marmaton River and Grassy Creek projects in exchange for a 2.75% overriding royalty interest on the same properties.

A summary of the features and terms of the financing are as follows, on a pre-consolidation basis:

•
Issuance of Senior I Notes for proceeds of $2.5 million, maturing on January 30, 2012 with an annual coupon rate of 8% cash or 12% in additional Senior I Notes at the Company's option until January 30, 2011 and at the holder's option thereafter. Senior I Notes are redeemable in cash at any time or convertible into common shares at US$0.50 per common share at the Company's option if the underlying shares are freely tradable and common shares trade at or above $2.50 per share for the previous 20 consecutive trading days and the daily average trading volume has been in excess of $750,000 per day for the same period. In the event of redemption before the end of the term, there will be a 5% premium due on the investment amount. Note holders may elect to receive the redemption in common shares at the conversion price. Senior I Note holders received one warrant for each $0.05 principal amount of the Senior I Notes for 5,000,000 warrants ("Senior I Warrants"). Senior I Warrants are exercisable at $0.50 per share until July 29, 2013.

•
Conversion of 22,000 Preferred A Shares plus accumulated dividends of $301,069 into $2,501,069 of Junior Notes maturing on July 30, 2013 with an annual coupon rate of 5% cash or 7.5% in additional Junior Notes, at the Company's option and at the holder's option thereafter. Junior notes are redeemable in cash at any time or convertible into common shares at $0.50 per common share at the Company's option provided: i) production from the Missouri Deerfield project is 15,000 barrels of oil in a 30 day period; ii) the common shares have traded at or above US $2.50 per share for the preceding 20 consecutive trading days; and iii) the daily average dollar trading volume has been in excess of US $750,000 per day for the same 20 day period.

•	Extension of the expiry date on the outstanding option to acquire Series В Preferred Shares to May 24, 2011 (further extended to June 7, 2011).

•
Re-acquisition of a 10% working interest in the Company's Missouri Marmaton River and Grassy Creek projects from MP1 in exchange for a 2.75% gross overriding royalty interest on the projects, effective July 1, 2010, as noted above.

Item 5.	Operating and Financial Review and Prospects - continued

In addition:

•
MP1 retains the option to acquire up to an additional 10% interest in future projects within the Deerfield Area, on a project by project basis, by paying up to a US $300,000 equalization payment per project and thereafter its proportionate share of all future development and operating costs in respect of such project, including a proportionate share of facility costs.

•
For a period which is the latter of either the Series A or В Preferred Shares (or the underlying investment rights to buy Series В Preferred Shares) being outstanding or August 28, 2011, МР1 had the option to acquire up to a 20% proportionate interest in any of the Company's properties outside of the Deerfield Area by paying a proportionate 133% of the Company's costs-to-date in respect of such property and the option to participate with the Company in any future oil and gas property acquisitions for а proportionate 20% share of any such acquisition. This option expired.

On September 21, 2010 the Company and its working interest partner farmed out 5,100 net acres in the Little Muddy Area of the Company's Kentucky project.

On December 28, 2010, January 31, 2011 and March 7, 2011, the Company issued a total of $4.6 million senior secured convertible notes ("Senior II Notes").

A summary of the features and terms of the Senior II Notes are as follows:

•
Issuance of Senior II Notes for proceeds of $4.6 million, maturing 18 months after closing, with an annual coupon rate of 8% cash or 12% in additional Senior II Notes at the Company's option for the first six months after closing and at the holder's option thereafter.  Senior II notes are redeemable in cash at any time or convertible into common shares at $0.20 per common share at the Company's option if the underlying shares are freely tradable and common shares trade at or above $2.50 for the previous 20 consecutive trading days and the daily average trading volume has been in excess of US $750,000 per day for the same period. Senior II Note holders received one warrant for each $0.50 principal amount of the Senior Notes for 9,200,000 warrants (Senior II Warrants). Senior H Warrants are exercisable at $0.25 per share for a period of 36 months after closing.

In the event the Company issues common shares or securities convertible into or exercisable for common shares at a price per share or conversion or exercise price less than the conversion or exercise prices agreed to for each note, the conversion price of the notes and the exercise price of the warrants are automatically reduced to lower prices. The number of warrants outstanding will be increased such that the expected exercise proceeds remain unchanged.

On December 28, 2010, the conversion price of the Senior I Notes and Junior Notes was reduced from $0.50 to $0.20 per share and the exercise price of the Senior I Warrants was reduced from $0.50 to $0.25 per share.

During 2011, the Company issued 2,720,000 warrants to a consultant for professional services. The warrants are exercisable at $0.25 per common share. These warrants expire three years from the date of issuance. As at April 30, 2011, these warrants have a weighted average life remaining of 2.6 years.

The Company's common shares trade in the United States on the Over-the-Counter Bulletin Board exchange ("ОТС").

Item 5.	Operating and Financial Review and Prospects - continued

The number of outstanding shares and the number of shares that could be issued if all dilutive instruments are converted to shares is as follows:

As at	September 30, 2011 (12)	April 30, 2011	April 30, 2010

Common shares (1)	14,078,947	14,078,947	13,328,947
Preferred A Shares (2)	–	–	3,459,295
Preferred A Warrants (3) (11)	19,250,000	19,250,000	1,540,000
Preferred B Shares (4) (11)	8,799,500	10,000,000	2,000,000
Preferred B Warrants (4) (11)	15,399,125	17,500,000	1,000,000
Senior I Notes (5) (11)	11,750,000	11,750,000	–
Senior I Warrants (5) (11)	12,500,000	12,500,000	–
Senior II Notes (6) (11)	23,000,000	23,000,000
Senior II Warrants (6) (11)	9,200,000	9,200,000
Junior Notes (2) (11)	12,505,340	12,505,340	–
Consulting Warrants (7)	2,720,000	2,720,000	–
Stock Options (1) (9)	1,404,300	1,404,300	1,069,800
Compensation Warrants (1) (9)	480,000	480,000
Accrued Senior I Notes (interest) (10)(11)	1,620,657	1,105,068	–
Accrued Senior II Notes (interest) (10)(11)	1,862,466	705,534
Accrued Junior Notes (interest) (10)(11)	1,097,215	704,068	–
	135,667,550	136,903,257	22,398,042
Notes:
(1)           As at September 30, 2011, senior management and directors held an aggregate of 120,000 common shares, 250,000 Series B Preferred Shares, 250,000 Preferred B Warrants and 1,192,500 stock options.

(2)           On July 30, 2010, the Company converted 22,000 Series A Preferred Shares plus $301,069 of accumulated dividends to $2,501,069 of Junior Notes.  The Junior Notes are redeemable in cash at any time at the Company’s option or convertible into common shares at $0.20 per common share at the Company’s option under terms and conditions specified in the existing agreement for Series A Preferred Shares.

(3)           The Preferred A Warrants remain as issued on August 28, 2009. Each warrant allows the holder to purchase one common share at US $0.20 per share for a period of five years from issuance.

(4)           Pursuant to the offering to investors, lead by the ICO Fund and in conjunction with the issuance of the Series A Preferred Shares, on August 28, 2009 Gravis granted to investors acquiring Series A Preferred  Shares,  options to purchase up to 20,000 Series B Preferred Shares, at a price of $100 per Series B Preferred Share (the “Preferred B Options”).  The Preferred B Options became exercisable on November 25, 2009 and were valid until November 26, 2010 (extended to June 7, 2011).  On June 7, 2011, the Company issued 17,599 Series В Preferred Shares on the exercise of 17,599 Preferred В Options for gross proceeds to the Company of $1,759,900.  Each Series B Preferred Share is convertible into common shares, at the option of the holder without payment of additional consideration, such that the holder is entitled to 500 common shares per Series B Preferred Share so converted. After 12 months from the date of issue, the Company can force the conversion of the Series В Preferred Shares provided certain conditions are met. The remaining 2,401 Preferred В Options expired unexercised.
In conjunction with the exercise of the Preferred B Options, the Company issued to the investors acquiring Series B Preferred Shares 875 Preferred В Warrants, for each Series B Preferred Share purchased for a total of 15,399,125 Preferred B Warrants in aggregate.  Each Preferred В Warrant allows the warrant holder to purchase a common share at US $0.20 per share until June 7, 2016.

(5)           On July 30, 2010, the Company issued US $2,500,000 of Senior I Notes.  The Notes are redeemable in cash at any time at the Company’s option or convertible into common shares at US $0.20 per common share at the Company’s option under terms and conditions specified in the agreement.

One Senior I Warrant has been issued to the holder for each $0.20 principal amount of the Senior I Notes for a total of 12,500,000 warrants exercisable at $0.20 per share.

Item 5.          Operating and Financial Review and Prospects - continued

(6)           In December 2010, January 2011 and March 2011, the Company issued US $4,600,000 of Senior II Notes.  The Notes are redeemable in cash at any time at the Company’s option or convertible into common shares at US $0.20 per common share at the Company’s option under terms and conditions specified in the agreement.

One warrant (“Senior II Warrant”) has been issued to the holder for each $0.50 principal amount of the Senior II Notes for a total of 23,000,000 warrants exercisable at $0.25 per share.

(7)           The Company issued 720,000 warrants on July 30, 2010 and 2,000,000 warrants on December 28, 2010 as part of fee arrangements with an independent consultant for professional services.  The warrants are exercisable at $0.25 per share.

(8)           During the year ended April 30, 2011, 1,302,000 options were granted, 213,500 options expired 304,000 options were forfeited and 450,000 options were cancelled.

(9)           In January 2011, the Company granted 480,000 compensation warrants.

(10)           Interest accrued on the junior notes and the senior notes are payable in additional junior notes and senior notes.  As at April 30, 2011, $502,934 (September 30, 2011 – $916,068) of accrued interest is convertible at $0.20 per share.

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

Item 5.	Operating and Financial Review and Prospects - continued

F.	Tabular Disclosure of Contractual Obligations

The following table summarizes our minimum contractual obligations as of April 30, 2011.

Contractual Obligations	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Lease payments (1)	-	-	-	-	-
Total	$-	$-	-	-	-
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

Item 6.	Directors, Senior Management and Employees - continued

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

Item 6.	Directors, Senior Management and Employees - continued

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

The following table sets forth a summary of all compensation paid during the years ending April 30, 2011, 2010, and 2009 by the following executive officers: (i) those who acted as the Company's Chief Executive Officer and Chief Financial Officer; and (ii) executive officers whose total salary and bonus exceeded $150,000 (the "Named Executive Officers").

Name and Principal Position	Fiscal Year Ended April 30	Salary ($)	Share-Based Awards ($)	Option-Based Awards ($) (1)(11)	Non-Equity Incentive Plan Compensation		Pension Value ($)	All Other Compen-sation ($)	Total Compen-sation ($)
					Annual Incentive Plans ($)	Long-Term Incentive Plans ($)
Tim Morrison CEO, Secretary and Director	2011 2010 2009	61,359 NA NA	- - -	128,560(10) - -	- - -	- - -	- - -	- - -	189,919 - -
George Orr Director (4)	2011 2010 2009	NA NA 56,965	- - -	72,818 (9) - -	- - -	- - -	- - -	- - -	72,818 - 56,965
Pat McCarron Vice President, Operations	2011 2010 2009	185,040 185,040 138,780	- - -	35,618(9) - -	- - -	- - -	- - -	- - $100,000	185,040 185,040 238,780
E. Wayne Sampson (5) Former Vice President, Land	2011 2010 2009	176,500 176,496 176,496	- - -	28,494(9) - -	- - -	- - -	- - -	- - -	204,994 176,496 176,496
Kelly Sledz(6) Former Vice President, Finance	2011 2010 2009	NA 100,832 110,550	- - -	- - -	- - -	- - -	- - -	- - -	- 100,832 110,550
George T. Stapleton, II Former Chief Executive Officer and Director (7)	2011 2010 2009	NA 189,231 236,899	- - -	72,818(9) - -	- - -	- - -	- - -	- - -	72,818 189,231 236,899
Kelly D. Kerr (8) Former VP Finance and CFO	2011 2010 2009	108,281 100,832 -	- - -	- 38,940 -	- - -	- - -	- - -	- - -	108,281 139,772 -
R. William Thornton Former President, Chief Executive Officer and Director	2011 2010 2009	49,359 250,080 250,000	- - -	- - -	- - -	- - -	- - -	- - -	49,359 250,080 250,000
Notes:
(1)
"Options" includes all options, share purchase warrants and rights granted by our company as compensation for employment services or office.  Pursuant to the common share consolidation on June 20, 2011 all Options are shown on a consolidated basis.

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

(5)	Mr. Sampson resigned from our Company effective May 31, 2011.
(6)	Mr. Sledz resigned from our company effective January 23, 2009.

Item 6.	Directors, Senior Management and Employees - continued

(7)	Mr. Stapleton resigned as CEO on January 4, 2011 and as a director on April 29, 2011.
(8)	Mr. Kerr joined our company on October 14, 2009 and resigned November 30, 2010.
(9)
These Options were issued on April 5, 2011 at $0.50 and expire April 5, 2014.  In conjunction with the issuance of these Options, Mr. Orr forfeited 30,000 previously issued Options at $1.50, Mr. Stapleton forfeited 30,000 previously issued Options, Mr. McCarron forfeited 90,000 previously issued Options at $1.50 and Mr. Sampson 90,000 previously issued Options at $1.50.  At the time of issuance Mr. Stapleton was not an officer.

(10)	Mr. Morrison options are at $0.50 and expire as to 500,000 on January 1, 2015 and 100,000 on April 5, 2014. Mr. Morrison resigned from his position on January 23, 2012.
(11)
Based on the grant date fair value of the applicable awards. The fair value of the options granted is obtained by multiplying the number of options granted by their value established according to the Black, Scholes pricing model. This value is the same as the fair value established in accordance with generally accepted accounting principles.  The following assumptions were used for options granted in 2011: expected volatility – 130%; risk-free rate – 1.41%; forfeiture rate – 15%; expected life – 3.4 years; dividend yield – 0%.  The following assumptions were used for options granted in 2010: expected volatility – 214%; risk-free rate – 2.57%; forfeiture rate – 10%; expected life – 3 years; dividend yield – 0%.

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

The Company does not have any formal employment agreement with Messrs. Morrison or Freedman.

Item 6.	Directors, Senior Management and Employees - continued

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

The following table provides information concerning compensation paid to the non-executive current and former directors for the fiscal year ended April 30, 2011.

Name	Fees Earned ($)	Share-Based Awards ($)	Option-Based Awards (#)(1)	Non-Equity Incentive Plan Compensation ($)	Pension Value ($)	All Other Compensation ($)	Total ($)
Brian J. Evans	Nil	Nil	80,00(2)	Nil	Nil	Nil	Nil
Fred Zeidman	Nil	Nil	150,000(2)	Nil	Nil	Nil	Nil
Neil McCrank	Nil	Nil	80,000(2)	Nil	Nil	Nil	Nil
Elden Schorn	Nil	Nil	100,000(2)	Nil	Nil	Nil	Nil

Notes:
1)
"Options" includes all options, share purchase warrants and rights granted by our company as compensation for employment services or office.  Pursuant to the common share consolidation on June 20, 2011 all Options are shown on a consolidated basis.

2)
These options have an exercise price of $0.50 and expire on April 5, 2014.  In conjunction with the issuance of these Options Mr. Evans forfeited 80,000 previously issued options, Mr. Zeidman forfeited 50,000 previously issued options and Mr. McCrank forfeited 80,000 previously issued options

The following table sets forth information with respect to the outstanding Options granted to the non-executive current and former directors for the fiscal year ended April 30, 2011.

	Option-Based Awards				Share-Based Awards
Name	Number of Securities Underlying Unexercised Options (#) (1)	Option exercise Price (US$)	Option Expiration Date	Value of Unexercised In-the-Money Options ($)(2)	Number of Shares or Units of Share that Have Not Vested (#)	Market or Payout Value of Share-Based Awards That Have Not Vested ($)
Brian Evans	80,000	0.50	April 5, 2014	4,000	-	-
Fred Zeidman	150,000	0.50	April 5, 2014	7,500	-	-
Neil McCrank	80,000	0.50	April 5, 2014	4,000	-	-
Elden Schorn	100,000	0.50	April 5, 2014	5,000	-	-
Notes:
1)
"Options" includes all options, share purchase warrants and rights granted by our company as compensation for employment services or office.  Pursuant to the common share consolidation on June 20, 2011 all Options are shown on a consolidated basis

2)
"in-the-money Options" means the excess of the closing price of our common shares on April 30, 2011 over the exercise price of the options.  Our company’s shares trade on the Over-the-Counter-Bulletin Board in the United States.  The closing price of our common shares on April 29, 2011 (last trade day) was as US$0.55 per share

Item 6.	Directors, Senior Management and Employees - continued

C.	Board Practices

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

The members of our company's audit committee are George Orr (Chairman), Fred Zeidman and Elden Schorn.  Mr. Zeidman and Mr. Schorn are considered to be independent members.   Mr. Orr is not considered to be independent owing to being the former interim CFO of the Company.   The test we use to determine the independence of our directors is that set out in the Canadian Securities Regulators' Multilateral Instrument 52-110 – Audit Committees ("MI 52-110").   The instrument provides that a member of an audit committee is independent if the member has no direct or indirect material relationship with Gravis (namely, a relationship which could, in the view of Gravis' board of directors, reasonably interfere with the exercise of a member's independent judgment ).

Item 6.          Directors, Senior Management and Employees- continued

Each of the members of the Audit Committee is financially literate as such term is defined in MI 52-110.  Mr. Orr is a chartered accountant under the rules of the Institute of Chartered Accountants of British Columbia and has acted as the Chief Financial Officer of numerous TSXV and OTCBB listed companies.  Mr. Zeidman is a member of audit committee of Hyperdynamics Corp. a company listed on the New York Stock Exchange and was the Chief Restructuring Officer of Transmeridian Exploration, Inc. and Bankruptcy Trustee of AremisSoft Corp.  Mr. Zeidman also holds a Masters of Business Administration from New York University.  Mr. Schorn was the Canadian government's representative with respect to New York Financial Institutions. Prior thereto he was the Director General of Western Diversification Canada and was the operations manager for the Western Diversification fund making investments in Western Canadian Business ventures. In that capacity he was the head of assessment on all projects in British Columbia. Mr. Schorn is presently on the audit committee of the TSX listed technology company, Smartcool Systems.

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

Item 6.	Directors, Senior Management and Employees - continued

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

Name Office Held	Common Shares		Options and Dilutive Securities Exercisable for Common Shares(1)
	Number Beneficially Owned(2)	Percentage of Class(3)	Number Beneficially Owned (unexercised)	Exercise Price	Expiration Date
Tim Morrison CEO, Secretary and Director	-	-	500,000 100,000	US$0.50 US$0.50	January 1, 2015 April 5, 2015
George Orr Director	95,000	*	230,000	US$0.50	April 5, 2015
Elden Schorn Director	-	-	-	-	-
Fred Zeidman Director	-	-	-	-	-
Jeffrey Freedman CFO	500,000 (4)	3.6%	-	-	-
Pat McCarron Vice President, Operations	25,000	*	112,500	US$0.50	April 5, 2015

Item 6.	Directors, Senior Management and Employees - continued
____________
* Less than 1%.
(1)	Includes vested and unvested stock options granted under our Canadian equity incentive plan and our U.S. equity incentive plan.
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

Item 6.	Directors, Senior Management and Employees - continued

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

Item 6.	Directors, Senior Management and Employees - continued

On June 5, 2008, our board of directors amended and restated the Canadian and U.S. Stock Option Plans to allow the issuance under such plans of other equity instruments, including stock appreciation rights. The amended incentive plans specify that the number of common shares reserved for issuance under the plans is 10% of the issued and outstanding common shares.

The following table sets forth information with respect to the outstanding Options granted to the Named Executive Officers as of April 30, 2011.

	Option-Based Awards				Share-Based Awards
Name	Number of Securities Underlying Unexercised Options (#) (1)	Option exercise Price (US$)	Option Expiration Date	Value of Unexercised In-the-Money Options ($)(2)	Number of Shares or Units of Share that Have Not Vested (#)	Market or Payout Value of Share-Based Awards That Have Not Vested ($)
Tim Morrison	500,000	0.50	Jan. 1, 2015	25,000	-	-
Tim Morrison	100,000	0.50	April 5, 2015	5,000	-	-
George Orr Director (4)	230,000	0.50	April 5, 2014	11,500	-	-
Pat McCarron	112,500	0.50	April 5, 2014	5,625	-	-
Wayne Sampson	90,000	0.50	April 5, 2014	4,500	-	-
George Stapleton, II	230,000	0.50	April 5, 2014	11,500	-	-
Kelly D. Kerr	-	-	-	-	-	-
R. William Thornton	-	-	-	-	-	-
Notes:
(1)
"Options" includes all options, share purchase warrants and rights granted by our company as compensation for employment services or office.  Pursuant to the common share consolidation on June 20, 2011 all Options are shown on a consolidated basis

(2)
"in-the-money Options" means the excess of the closing price of our common shares on April 30, 2011 over the exercise price of the options.  Our company’s shares trade on the Over-the-Counter-Bulletin Board in the United States.  The closing price of our common shares on April 29, 2011 (last trade day) was as US$0.55 per share.

Item 6.	Directors, Senior Management and Employees - continued

The following table summarizes changes in our stock options during the 2011, 2010 and 2009 fiscal years:

	Number of	Weighted Avg.
	Options	Exercise Price
Outstanding, April 30, 2008	965,000	$8.10
Granted	647,300	2.70
Forfeited	(410,100)	(5.30)
Cancelled	(454,350)	(8.90)
Outstanding, April 30, 2009	747,850	$4.10
Granted	413,200	1.40
Forfeited	(91,250)	(4.90)
Outstanding, April 30, 2010	1,069,800	$3.00
Granted	1,302,000	0.50
Expired	(213,500)	(4.90)
Forfeited	(304,000)	(2.50)
Cancelled	(450,000)	(2.80)
Outstanding, April 30, 2011	1,404,300	$0.60

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

Item 8.	Financial Information - continued

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

(b)           Gravis is a reporting issuer in Alberta, Canada and as such has certain reporting obligations. On September 7, 2011 the Alberta Securities Commission issued a cease trade order against Gravis for failing to file its audited annual consolidated financial statements as well its annual management's discussion and analysis for the year ended April 30, 2011, in accordance with the timelines permitted under applicable securities laws. On September 8, 2011 the British Columbia Securities Commission also issued a cease trade order against Gravis for the same reasons. In addition, as the Company is an OTC reporting issuer under British Columbia Instrument 51-509 Issuers Quoted in the U.S. Over-the-Counter Markets, the British Columbia cease trade order also requires Gravis to file its annual information form for the year ended April 30, 2011 (the "AIF").

The Company filed its audited annual consolidated financial statements, annual management's discussion and analysis, and AIF for the year ended April 30, 2011 in October 2011, however, during the process of seeking the revocation of the cease trade orders, the Company determined that certain revisions would be required to its April 30, 2011 audited annual consolidated financial statements, as well as its annual management's discussion and analysis, the AIF and its Form 51-101 F1 Statement of Reserves and Other Oil and Gas Information ("51-101F1"). This revised MD&A (and the concurrently filed AIF and NI 51-101F1) includes expanded disclosure, discussion and analysis on the Company's operations during the year-ended April 30, 2011 and events subsequent thereto. The revisions required of the April 30, 2011 audited consolidated financial statements were not of a material nature.

On June 4, 2012, the cease trading orders were lifted by the Alberta Securities Commission and the British Columbia Securities Commission.

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

Item 8.	Financial Information - continued

B.	Significant Changes

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

The high and low market prices for our common shares for each full financial quarter for the two most recent full fiscal years and any subsequent period on the OTC Bulletin Board were as follows:

Quarter Ended	OTC Bulletin Board
	High	Low
October 31, 2011	US$0.20	US$0.05
July 31, 2011	US$0.60	US$0.07
April 30, 2011	US$0.77	US$0.28
January 31, 2011	US$0.45	US$0.14
October 31, 2010	US$0.50	US$0.20
July 31, 2010	US$0.80	US$0.80
April 30, 2010	US$1.30	US$1.00
January 31, 2010	US$1.80	US$1.50
October 31, 2009	US$0.90	US$0.80
July 31, 2009	US$0.40	US$0.30

The high and low market prices of our common shares for each of the most recent six months on the OTC Bulletin Board were as follows:

Month Ended	OTC Bulletin Board
	High	Low
October 30, 2011	US$0.14	US$0.05
September 30, 2011	US$0.14	US$0.06
August 31, 2011	US$0.20	US$0.12
July 31, 2011	US$0.35	US$0.10
June 30, 2011	US$0.50	US$0.07
May 31, 2011	US$0.60	US$0.42

Item 9.	The Offer and Listing - continued

B.	Plan of Distribution

Not applicable.

C.	Markets

Our common shares are quoted on the OTC Bulletin Board under the symbol "GRAVF".

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

Item 10.	Additional Information

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

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

Item 10.	Additional Information - continued

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

Item 10.	Additional Information - continued

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

Item 10.	Additional Information - continued

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

Item 10.	Additional Information - continued

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

Item 10.	Additional Information - continued

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

Item 10.	Additional Information - continued

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

Item 10.	Additional Information - continued

D.	Exchange Controls.

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

This description is based on provisions of the U.S. Internal Revenue Code of 1986, as amended, or the Code, existing and proposed U.S. Treasury regulations promulgated thereunder, administrative and judicial interpretations thereof, and the U.S.-Canada Tax Treaty, each as in effect as of the date of this document. These sources may change, possibly with retroactive effect, and are open to differing interpretations. This description does not discuss all aspects of U.S. federal income taxation that may be applicable to investors in light of their particular circumstances or to investors who are subject to special treatment under U.S. federal income tax law, including:

•	insurance companies;

•	dealers in stocks, securities or currencies;

Item 10.	Additional Information - continued

•	financial institutions and financial services entities;

•	real estate investment trusts;

•	regulated investment companies;

•	persons that receive common shares in connection with the performance of services;

•	tax-exempt organizations;

•	persons that hold common shares as part of a straddle or appreciated financial position or as part of a hedging, conversion or other integrated instrument;

•	persons who acquire their common shares through the exercise or cancellation of employee stock options or otherwise as consideration for their services;

•	individual retirement and other tax-deferred accounts;

•	expatriates of the United States and certain former long-term residents of the United States;

•	persons liable for the alternative minimum tax;

•	persons having a “functional currency” other than the U.S. dollar; and

•	direct, indirect or constructive owners of 10% or more, by voting power or value, of our common shares.

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

Item 10.	Additional Information - continued

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

Item 10.	Additional Information - continued

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

Item 10.	Additional Information - continued

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

In accordance with the Canada-US Treaty the rates of withholding tax applicable to distributions paid to a Non-Canadian Holder who is a resident of the United States and who is entitled to rely on the benefits of the Canada - US tax treaty are:

•	to the extent such holder is a company that beneficially owns at least 10% of our voting stock, 5% of the gross amount of such distribution paid; or

•	in all other cases, 15% of the gross amount of such distribution paid.

Item 10.	Additional Information - continued

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

Item 10.	Additional Information - continued

I.	Subsidiary Information

Not applicable.

Item 11.	Quantitative and Qualitative Disclosure About Market Risk

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

Item 15.	Controls and Procedures. - continued

•	We have an insufficient number of personnel that have sufficient knowledge and experience in accounting, including U.S. GAAP.

•	Due to our small number of employees and resources, we have limited segregation of duties, as a result of which there is insufficient independent review of duties performed.

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

8.1	Subsidiaries (7)
11.1	Code of Ethics (7)
12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act, as amended
12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act, as amended
13.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of GLJ Petroleum Consultants

Item 19.	Exhibits - continued

(1)	Incorporated by reference to our Form 6-K filed with the Securities and Exchange Commission on March 6, 2006.
(2)	Incorporated by reference to our Form 20-F filed with the Securities and Exchange Commission on March 30, 2007.
(3)	Incorporated by reference to our Form F-1/A filed with the Securities and Exchange Commission on February 15, 2008.
(4)	Incorporated by reference to our Form 20-F filed with the Securities and Exchange Commission on August 10, 2007.
(5)	Incorporated by reference to our Form F-1/A filed with the Securities and Exchange Commission on December 31, 2007.
(6)	Incorporated by reference to our Form 6-K filed with the Securities and Exchange Commission on September 4, 2009.
(7)	Incorporated by reference to our Form 6-K filed with the Securities and Exchange Commission on November 16, 2010.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F /A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GRAVIS OIL CORPORATION

June 21, 2012	By:	/s/ JEFFREY FREEDMAN
Jeffrey Freedman
Chief Financial Officer

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

GRAVIS OIL CORPORATION (a development stage enterprise
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

These financial statements have been prepared using the United States dollar as the reporting currency, as management is of the opinion the use of US dollars to prepare the annual financial statements enhances communication with shareholders and improves comparability of financial information reported with peer group companies. Financial statements in prior years were prepared using a Canadian dollar (Cdn dollar) reporting currency, however, both current year and historical financial information has been translated to US dollars in accordance with the method described in the significant accounting policies. The change in reporting currency resulted in the recognition of a cumulative foreign currency translation reserve of $272,156 in accumulated other comprehensive income at July 30, 2011.

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

GRAVIS OIL CORPORATION (a development stage enterprise
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

Effective June 20, 2011, the Company’s share capital was consolidated on a one-for-ten basis. All common share, preferred share, warrant and stock option figures disclosed herein are reported on a consolidated basis.

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

GRAVIS OIL CORPORATION (a development stage enterprise
(formerly MegaWest Energy Corp.)
Notes to the Consolidated Financial Statements
For the year ended April 30, 2011
(United States dollars unless otherwise indicated)

5.	Significant Accounting Policies - continued

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

GRAVIS OIL CORPORATION (a development stage enterprise
(formerly MegaWest Energy Corp.)
Notes to the Consolidated Financial Statements
For the year ended April 30, 2011
(United States dollars unless otherwise indicated)

5.	Significant Accounting Policies - continued

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

GRAVIS OIL CORPORATION (a development stage enterprise
(formerly MegaWest Energy Corp.)
Notes to the Consolidated Financial Statements
For the year ended April 30, 2011
(United States dollars unless otherwise indicated)

5.	Significant Accounting Policies - continued

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

GRAVIS OIL CORPORATION (a development stage enterprise
(formerly MegaWest Energy Corp.)
Notes to the Consolidated Financial Statements
For the year ended April 30, 2011
(United States dollars unless otherwise indicated)

5.	Significant Accounting Policies - continued
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

GRAVIS OIL CORPORATION (a development stage enterprise
(formerly MegaWest Energy Corp.)
Notes to the Consolidated Financial Statements
For the year ended April 30, 2011
(United States dollars unless otherwise indicated)

5.	Significant Accounting Policies - continued

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

GRAVIS OIL CORPORATION (a development stage enterprise
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

GRAVIS OIL CORPORATION (a development stage enterprise
(formerly MegaWest Energy Corp.)
Notes to the Consolidated Financial Statements
For the year ended April 30, 2011
(United States dollars unless otherwise indicated)

6.	Oil and Gas Assets - continued
•
MP1 has the option to acquire up to a 20% proportionate interest in any of the Company’s properties outside of the Deerfield Area by paying a proportionate 133% of the Company’s costs-to-date in respect of such property.

•	MP1 has the option to participate with the Company in any future oil and gas property acquisitions for a proportionate 20% share of any such acquisitions.

(a)
Missouri

Effective July 1, 2010, Gravis reacquired the 10% working interest in the Company’s Marmaton River and Grassy Creek projects it had sold during fiscal 2010 to MP1, in exchange for a 2.75% gross overriding royalty interest on the projects. Following this acquisition, Gravis has a 100% working interest in both projects. At April 30, 2011, the Company had an average 98.3% working interest in approximately 38,119 gross acres of oil and gas leases. Costs incurred relate to lease acquisition, geological and geophysical activities, exploration and delineation drilling and facilities for the Marmaton River and Grassy Creek projects. Subsequent to April 30, 2011, as a result of the Company’s financial position, cost factors and market conditions it suspended operations on its Missouri oil and gas assets.

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

GRAVIS OIL CORPORATION (a development stage enterprise
(formerly MegaWest Energy Corp.)
Notes to the Consolidated Financial Statements
For the year ended April 30, 2011
(United States dollars unless otherwise indicated)

6.	Oil and Gas Assets - continued

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

GRAVIS OIL CORPORATION (a development stage enterprise
(formerly MegaWest Energy Corp.)
Notes to the Consolidated Financial Statements
For the year ended April 30, 2011
(United States dollars unless otherwise indicated)

6.	Oil and Gas Assets - continued

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

GRAVIS OIL CORPORATION (a development stage enterprise
(formerly MegaWest Energy Corp.)
Notes to the Consolidated Financial Statements
For the year ended April 30, 2011
(United States dollars unless otherwise indicated)

9.	Asset Retirement Obligations - continued

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

GRAVIS OIL CORPORATION (a development stage enterprise
(formerly MegaWest Energy Corp.)
Notes to the Consolidated Financial Statements
For the year ended April 30, 2011
(United States dollars unless otherwise indicated)

10.	Convertible Notes - continued

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

GRAVIS OIL CORPORATION (a development stage enterprise
(formerly MegaWest Energy Corp.)
Notes to the Consolidated Financial Statements
For the year ended April 30, 2011
(United States dollars unless otherwise indicated)

10.	Convertible Notes - continued

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

GRAVIS OIL CORPORATION (a development stage enterprise
(formerly MegaWest Energy Corp.)
Notes to the Consolidated Financial Statements
For the year ended April 30, 2011
(United States dollars unless otherwise indicated)

10.	Convertible Notes - continued

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

GRAVIS OIL CORPORATION (a development stage enterprise
(formerly MegaWest Energy Corp.)
Notes to the Consolidated Financial Statements
For the year ended April 30, 2011
(United States dollars unless otherwise indicated)

11.	Derivatives - continued

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

GRAVIS OIL CORPORATION (a development stage enterprise
(formerly MegaWest Energy Corp.)
Notes to the Consolidated Financial Statements
For the year ended April 30, 2011
(United States dollars unless otherwise indicated)

11.	Derivatives - continued

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

GRAVIS OIL CORPORATION (a development stage enterprise
(formerly MegaWest Energy Corp.)
Notes to the Consolidated Financial Statements
For the year ended April 30, 2011
(United States dollars unless otherwise indicated)

12.	Share Capital - continued

May 2008, cash received from private placement	2,675,000	15,907,637
June 2008, conversion of promissory notes	741,256	1,870,071
July 2008, acquisition of oil and gas assets	10,000	37,038
May 2008 to April 2009, issued for services	206,500	926,977
May 2008 to April 2009, exercise of warrants	178,525	3,936,737
Share issue costs	-	(1,067,751)
Balance, April 30, 2009	13,324,447	78,828,533
Shares issued for services	4,500	7,638
Balance, April 30, 2010	13,328,947	78,836,171
Conversion of Senior I Notes (note 10)	750,000	184,373
Share issue costs	-	(4,119)
Balance, April 30, 2011	14,078,947	$79,016,425

(b)	Preferred A Shares:

	Number of Shares	Amount
Issued, August 28, 2009	2,200	$2,200,000
Preferred A Warrants and Preferred B Option (note 11)	-	(462,235)
Dividends	-	218,795
Issue costs	-	(75,298)
Outstanding, April 30, 2010	2,200	1,881,262
Dividends	-	82,274
Outstanding, July 30, 2010	2,200	1,963,536
Deficit adjustment on shareholder transaction	-	537,533
Exchange for Junior notes (note 10)	(2,200)	(2,501,069)
Outstanding, April 30, 2011	-	$-

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

GRAVIS OIL CORPORATION (a development stage enterprise
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

GRAVIS OIL CORPORATION (a development stage enterprise
(formerly MegaWest Energy Corp.)
Notes to the Consolidated Financial Statements
For the year ended April 30, 2011
(United States dollars unless otherwise indicated)

13.	Stock Based Compensation - continued

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

GRAVIS OIL CORPORATION (a development stage enterprise
(formerly MegaWest Energy Corp.)
Notes to the Consolidated Financial Statements
For the year ended April 30, 2011
(United States dollars unless otherwise indicated)

13.	Stock Based Compensation - continued

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

GRAVIS OIL CORPORATION (a development stage enterprise
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

GRAVIS OIL CORPORATION (a development stage enterprise
(formerly MegaWest Energy Corp.)
Notes to the Consolidated Financial Statements
For the year ended April 30, 2011
(United States dollars unless otherwise indicated)

16.	Income Taxes - continued

The Company has accumulated operating losses which expire over the following years:

	Canada	U.S.
2014	$154,800	$-
2015	73,700	-
2026	116,600	-
2027	1,687,700	1,738,600
Thereafter	12,584,400	42,568,400
Total	$14,617,200	$44,307,000

17.	Supplemental Cash Flow Information:

	2011	2010	2009	From Development Stage Inception on November 1, 2006 through April 30, 2011
Interest received	$1,163	$6,073	$135,190	$1,029,891
Interest paid	50,083	-	-	50,083
Income taxes paid	-	-	-	-
Oil and gas assets acquired through the issuance of common shares (note 12)	-	-	-	21,566,252

18.	Related Party Transactions:

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

GRAVIS OIL CORPORATION (a development stage enterprise
(formerly MegaWest Energy Corp.)
Notes to the Consolidated Financial Statements
For the year ended April 30, 2011
(United States dollars unless otherwise indicated)

19.	Segmented Information - continued

	Year ended April 30, 2010
	Canada	USA	Consolidated
Revenue	$4,224	$1,576,999	$1,581,223
Expenses	4,359,960	5,171,622	9,531,582
Loss	(4,355,736)	(3,594,623)	(7,950,359)
Oil and gas assets	1,319,538	28,968,271	30,287,809
Administrative assets	65,077	14,886	79,963
Oil and gas asset additions	1,515	783,499	785,014
Oil and gas dispositions and recoveries	(384,267)	(1,976,741)	(2,361,008)
Oil and gas asset impairment	(55,612)	(1,106,933)	(1,162,545)
Administrative asset additions	-	7,401	7,401
	Year ended April 30, 2009
	Canada	USA	Consolidated
Revenue	$118,540	$16,650	$135,190
Expenses	1,904,023	58,178,438	60,082,461
Loss	(1,785,482)	(58,161,789)	(59,947,271)
Oil and gas assets	1,529,053	26,767,798	28,296,851
Administrative assets	188,503	9,337	197,840
Oil and gas asset additions	916,508	13,791,947	14,708,455
Oil and gas asset impairment	-	(57,468,799)	(57,468,799)
Administrative asset additions	27,151	9,736	36,887

20.	Financial Instruments:

Expected maturities of the Company’s financial instruments are presented in the following table:

April 30	2012	2013	2014	2015	2016
Cash and cash equivalents	$1,179,838	$-	$-	$-	$-
Cash in escrow	658,000	-	-	-	-
Accounts receivable	231,316	-	-	-	-
Long-term receivable	100,000	194,862	-	-	-
	$2,169,154	$194,862	$-	$-	$-

April 30	2012	2013	2014	2015	2016
Accounts payable and accrued liabilities	$1,251,736	$-	$-	$-	$-
Interest payable	505,696	-	-	-	-
Liability portion of convertible notes	1,626,243	3,293,928	1,746,092	-	-
Derivatives	-	1,568,910	4,588,990	3,219,700	5,122,294
	$3,383,675	$4,862,838	$6,335,082	$3,219,700	$5,122,294

GRAVIS OIL CORPORATION (a development stage enterprise
(formerly MegaWest Energy Corp.)
Notes to the Consolidated Financial Statements
For the year ended April 30, 2011
(United States dollars unless otherwise indicated)

20.	Financial Instruments - continued

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

GRAVIS OIL CORPORATION (a development stage enterprise
(formerly MegaWest Energy Corp.)
Notes to the Consolidated Financial Statements
For the year ended April 30, 2011
(United States dollars unless otherwise indicated)

20.	Financial Instruments - continued

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

GRAVIS OIL CORPORATION (a development stage enterprise
(formerly MegaWest Energy Corp.)
Notes to the Consolidated Financial Statements
For the year ended April 30, 2011
(United States dollars unless otherwise indicated)

21.	Fair Value Measurements - continued

Gravis’ financial liabilities are reported at fair value as presented in the following tables:

			Fair Value Measurements Using:
	Carrying Amount	Total Fair Value	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs
April 30, 2011
Liability portion of convertible notes:
Current portion	$1,626,243	$2,049,760	$-	$2,049,760	$-
Long-term portion	5,040,020	4,464,990	-	4,464,990	-
	$6,666,263	$6,514,750	$-	$6,514,750	$-

April 30, 2011
Derivatives:
Consulting warrants	$491,380	$491,380	$-	$-	$491,380
Senior I Notes	1,631,850	1,631,850	-	-	1,631,850
Senior II Notes	2,733,950	2,733,950	-	-	2,733,950
Junior Notes	1,300,720	1,300,720	-	-	1,300,720
Preferred A Warrants	3,219,700	3,219,700	-	-	3,219,700
Preferred B Option	5,122,294	5,122,294	-	-	5,122,294
	$14,499,894	$14,499,894	$-	$-	$14,499,894

			Fair Value Measurements Using:
	Carrying Amount	Total Fair Value	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs
April 30, 2010
Derivatives:
Preferred A Warrants	$740,269	$740,269	-	-	$740,269
Preferred B Option	590,640	590,640	-	-	590,640
	$1,330,909	$1,330,909	$-	$-	$1,330,909

The effect of changes in the fair value of the derivatives is included in note 11.

22.	Contingency and Contractual Obligations:

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

GRAVIS OIL CORPORATION (a development stage enterprise
(formerly MegaWest Energy Corp.)
Notes to the Consolidated Financial Statements
For the year ended April 30, 2011
(United States dollars unless otherwise indicated)

22.	Contingency and Contractual Obligations - continued

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

GRAVIS OIL CORPORATION (a development stage enterprise
(formerly MegaWest Energy Corp.)
Notes to the Consolidated Financial Statements
For the year ended April 30, 2011
(United States dollars unless otherwise indicated)

25.	Reconciliation from Canadian GAAP to US GAAP - continued

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

GRAVIS OIL CORPORATION (a development stage enterprise
(formerly MegaWest Energy Corp.)
Notes to the Consolidated Financial Statements
For the year ended April 30, 2011
(United States dollars unless otherwise indicated)

25.	Reconciliation from Canadian GAAP to US GAAP - continued

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

GRAVIS OIL CORPORATION (a development stage enterprise
(formerly MegaWest Energy Corp.)
Notes to the Consolidated Financial Statements
For the year ended April 30, 2011
(United States dollars unless otherwise indicated)

25.	Reconciliation from Canadian GAAP to US GAAP - continued

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

GRAVIS OIL CORPORATION (a development stage enterprise
(formerly MegaWest Energy Corp.)
Notes to the Consolidated Financial Statements
For the year ended April 30, 2011
(United States dollars unless otherwise indicated)

25.	Reconciliation from Canadian GAAP to US GAAP - continued

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

GRAVIS OIL CORPORATION (a development stage enterprise
(formerly MegaWest Energy Corp.)
Notes to the Consolidated Financial Statements
For the year ended April 30, 2011
(United States dollars unless otherwise indicated)

25.
Reconciliation from Canadian GAAP to US GAAP - continued

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

GRAVIS OIL CORPORATION (a development stage enterprise
(formerly MegaWest Energy Corp.)
Notes to the Consolidated Financial Statements
For the year ended April 30, 2011
(United States dollars unless otherwise indicated)

25.	Reconciliation from Canadian GAAP to US GAAP - continued

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

GRAVIS OIL CORPORATION (a development stage enterprise
(formerly MegaWest Energy Corp.)
Notes to the Consolidated Financial Statements
For the year ended April 30, 2011
(United States dollars unless otherwise indicated)

25.	Reconciliation from Canadian GAAP to US GAAP - continued

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

GRAVIS OIL CORPORATION (a development stage enterprise
(formerly MegaWest Energy Corp.)
Notes to the Consolidated Financial Statements
For the year ended April 30, 2011
(United States dollars unless otherwise indicated)

25.	Reconciliation from Canadian GAAP to US GAAP - continued

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

GRAVIS OIL CORPORATION (a development stage enterprise
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

Although the Company annually files its reserves information under National Instrument 51-101 – Standards of Disclosure of Oil and Gas Activities (”NI 51-101”), which prescribes the standards for the preparation and disclosure of reserves and related information for reporting issuers in Canada, on April 4, 2012 the Company was granted an exemption from certain provisions of NI 51-101 permitting it to present its disclosure of oil and gas activities in accordance with SEC requirements under Regulations S-K and S-X in addition to its NI 51-101 compliant disclosure.

There are significant differences to the type of volumes disclosed and the basis from which the volumes are economically determined under the SEC requirements and NI 51-101. The SEC requires disclosure of net reserves, after royalties, using 12-month average prices and current costs; whereas NI 51-101 requires gross reserves, before royalties, and future net revenue under forecast pricing and costs. Therefore the difference between the reported numbers under the two disclosure standards can be material.

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

GRAVIS OIL CORPORATION (a development stage enterprise
(formerly MegaWest Energy Corp.)
Notes to the Consolidated Financial Statements
For the year ended April 30, 2011
(United States dollars unless otherwise indicated)

26.	Supplemental Information on Oil and Gas Operations (Unaudited) - continued

Oil (MBbls)	2011	2010	2009

Proved developed producing	191	191	-
Non-producing	-	-	34
Proved undeveloped	272	254	45
Total Proved reserves as at April 30	463	445	79

Note:
(1) This supplementary oil and natural gas information is provided in accordance with the United States Financial Accounting Standards Board Topic 932 – “Extractive Activities – Oil and Gas”. The Canadian protocol disclosure is contained in its NI 51-101F1 report filed annually on SEDAR at www.sedar.com.

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

Note:
(1) This supplementary oil and natural gas information is provided in accordance with the United States Financial Accounting Standards Board Topic 932 – “Extractive Activities – Oil and Gas”. The Canadian protocol disclosure is contained in its NI 51-101F1 report filed annually on SEDAR at www.sedar.com.

GRAVIS OIL CORPORATION (a development stage enterprise
(formerly MegaWest Energy Corp.)
Notes to the Consolidated Financial Statements
For the year ended April 30, 2011
(United States dollars unless otherwise indicated)

26.	Supplemental Information on Oil and Gas Operations (Unaudited) - continued

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

Note:
(1) This supplementary oil and natural gas information is provided in accordance with the United States Financial Accounting Standards Board Topic 932 – “Extractive Activities – Oil and Gas”. The Canadian protocol disclosure is contained in its NI 51-101F1 report filed annually on SEDAR at www.sedar.com.

GRAVIS OIL CORPORATION (a development stage enterprise
(formerly MegaWest Energy Corp.)
Notes to the Consolidated Financial Statements
For the year ended April 30, 2011
(United States dollars unless otherwise indicated)

26.	Supplemental Information on Oil and Gas Operations (Unaudited) - continued

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

Note:
(1) This supplementary oil and natural gas information is provided in accordance with the United States Financial Accounting Standards Board Topic 932 – “Extractive Activities – Oil and Gas”. The Canadian protocol disclosure is contained in its NI 51-101F1 report filed annually on SEDAR at www.sedar.com.