Form 20-F
period 2012-04-30
Petro River Oil Corp.
filed 2012-11-02
CIK 1172298

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended April 30, 2012

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ ]	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of even requiring this shell report ………

For the transition period from _____________ to ____________

Commission file number 000-49760

Petro River Oil Corp.
(Exact name of the Registrant as specified in its charter)

N/A
(Translation of Registrant’s name into English)

Delaware
(Jurisdiction of incorporation or organization)

1980 Post Oak Blvd., Suite 2020, Houston, TX 77056
(Address of principal executive offices)

Jeffrey Freedman, CEO
1980 Post Oak Blvd., Suite 2020, Houston, TX 77056
Tel: (832) 538-0625
Email: Jeffrey.freedman@gravisoil.com
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of each exchange on which registered
None	None

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Common Shares, par value $0.00001 per share
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 14,078,947 common shares, par value $0.00001 per share, as of April 30, 2012 and as of October 12, 2012.

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

[  ] Large Accelerated filer  [  ] Accelerated filer  [X] Non-accelerated filer

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [X]	International Financial reporting Standards as issued by the International Accounting Standards Board [ ]	Other [ ]

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. [  ] Item 17 [  ] Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). [  ] Yes [X] No

Explanatory Note:

As disclosed in the Current Report on Form 8-K filed by Petro River Oil Corp. (the “Company”, formerly known as Gravis Oil Corporation) with the Securities and Exchange Commission on September 13, 2012, the Company’s stockholders approved (i) amendment of its articles of incorporation to change the name of the Company from “Gravis Oil Corporation” to “Petro River Oil Corp.”, (ii) a continuance of the Company from Alberta, Canada into the State of Delaware as if it had been incorporated under the laws of the State of Delaware (the “Continuance”), and (iii) amendment of its articles of incorporation to change the authorized shares of the Company as reflected in the Certificate of Incorporation of the Company filed as an exhibit to the referenced Form 8-K. At April 30, 2012, which is prior to the Continuance described in clause (ii) above, the Company was a “foreign issuer” required to file an Annual Report on Form 20-F.

2

INTRODUCTION

We are a corporation organized under the laws of the State of Delaware. Prior to September 11, 2012, and at April 30, 2012, we were organized under the laws of Alberta, Canada.

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

Our common shares have traded in the United States on the Over-the-Counter Bulletin Board exchange (OTC) under the symbol “GRAVF”. We are advised that upon the filing of this Annual Report, FINRA will assign the Company a new trading symbol. As used in this annual report, the terms “issuer” and Petro or Gravis means Petro River Oil Corp or, individually, the terms “we”, “us”, “our”, “Company” and “Corporation” mean Petro River Oil Corp. together with its subsidiaries and “MegaWest USA” means our directly-owned subsidiary MegaWest Energy (USA) Corp.

As we reported on our Current Report on Form 6-K, filed with the Securities and Exchange Commission on July 29, 2012, we have entered into a non-binding letter of intent with Petro River Oil, LLC, a privately held Delaware limited liability company (“Petro LLC”) that would result in Petro acquiring Petro LLC for common stock, the name of the Company being changed to Petro River Oil Corp. and the Company domesticated to Delaware (the “Merger Transaction”). The letter of intent also contemplates that our board will consist of 5 members, 4 of which will be nominated by Petro LLC. Currently, it is intended that, post-Merger Transaction, current common shareholders of Petro will own approximately 2% of the issued and outstanding shares of the Company, holders of our preferred shares and notes approximately 18% and holders of shares and notes of Petro LLC approximately 80%. Additionally, in advance of the closing of the Merger Transaction, our stockholders approved, and we completed, the name change to Petro River Oil Corp., our continuation/domestication to Delaware, and the election of the directors nominated by Petro LLC.

On September 7, 2012, our stockholders approved a special resolution granting the Board of Directors of the Company the discretionary authority to amend the Company’s organizational documents to effect one or more reverse stock-splits of the issued and outstanding common shares, pursuant to which the common shares would be combined and reclassified into one common share at a ratio within the range from 1-for-2 up to 1-for-250; provided, however, that the Company shall not effect a reverse stock-split that, in the aggregate, exceeds 1-for-250. We do not currently intend to issue fractional shares in connection with the reverse stock-split. Therefore, the Company does not expect to issue certificates representing fractional shares. The Board of Directors will have the discretionary authority to determine whether to arrange for the disposition of fractional interests by stockholders entitled thereto, to pay in cash the fair value of fractions of a share as of the time when those entitled to receive such fractions are determined, or to entitle stockholders to receive from the Company’s transfer agent, in lieu of any fractional share, the number of shares rounded up to the next whole number. The ownership of a fractional share interest following the reverse stock-split would not give the holder any voting, dividend or other rights, except to receive the cash payment, or, if the Board of Directors so determines, to receive the number of shares rounded up to the next whole number, as described above.

This annual report contains forward-looking statements as that term is defined in Section 27A of the United States Securities Act of 1933, as amended and Section 21E of the United States Securities Exchange Act of 1934, as amended, or the Exchange Act. These statements relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential” or “continue” or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors, including the risks in the section entitled “Risk Factors” that may cause our or our industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Forward-looking statements are not guarantees of future performance and are subject to a wide range of known and unknown risks and uncertainties, and although we believe that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will be realized. Any number of important factors could cause actual results, future actions, conditions or events to differ materially from those in the forward-looking statements, including, but not limited to, the volatility of oil and gas prices, the ability to implement corporate strategies, the state of domestic capital markets, the ability to obtain financing, changes in oil and gas acquisition and drilling programs, operating risks, production rates, reserve estimates, changes in general economic conditions, and other factors. Undue reliance should not be placed on forward-looking statements as we can give no assurance that they will prove to be correct. The forward-looking statements contained in this annual report are made as of the date hereof. While we acknowledge that subsequent events and developments may cause the views expressed herein to change, we have no intention and undertake no obligation to update, revise or correct such forward-looking information, whether as a result of new information, future events or otherwise, except as required by applicable securities law.

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

The following table summarizes selected financial data for and as of the five years ended April 30, 2012, and are derived from our audited financial statements, which have been prepared in accordance with U.S. GAAP and audited by our independent registered public accountants. The selected financial data for the years ended April 30, 2012, 2011 and 2010 have been derived from our audited financial statements and related notes included elsewhere in this annual report. The selected financial data should be read in conjunction with our audited financial statements and related notes included in this annual report and with the information appearing under the heading “Item 5 - Operating and Financial Review and Prospects” below.

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

	Years Ended April 30,
	2012	2011
Revenue	$436,386	$1,565,963
Operating Expenses	20,568,540	20,470,643
Net Loss	(10,103,480)	(29,709,386)
Total Comprehensive Loss	(10,065,974)	(29,993,157)
Net (Loss) per Share	(1.12)	(2.27)
Total Assets	1,596,398	20,818,512
Total Liabilities	12,544,014	23,650,925
Accumulated Deficit	(146,388,486)	(135,918,002)
Total Stockholders (Deficiency) Equity	$(10,947,616)	$(2,832,413)

	Years Ended April 30,
	2010	2009	2008
Revenue	$1,575,150	$135,190	$644,731
Operating Expenses	8,604,191	60,082,461	40,734,966
Net Loss	(7,950,359)	(59,947,271)	(40,090,235)
Total Comprehensive Loss	(2,966,333)	(73,779,415)	(31,585,085)
Net Loss Per Share	(0.611)	(4.60)	(5.05)
Total Assets	31,596,571	30,502,369	88,185,360
Total Liabilities	2,842,857	952,720	49,807,354
Accumulated Deficit	(105,144,948)	(96,975,794)	(37,472,384)
Total Stockholders (Deficiency) Equity	$28,753,714	$29,549,649	$38,378,006

B.	Capitalization and Indebtedness

Not required.

C.	Reasons for the Offer and Use of Proceeds

Not required.

D.	Risk Factors

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

During September 2011 and, again, in August 2012, the Company was cease traded by the Alberta and British Columbia Securities Commissions for failure to file certain financial information – See Legal Proceedings below. The Company made the required filings with regard to the 2011 cease trade orders and the Alberta and British Columbia cease trade orders were rescinded. The Company intends to make the required filings with regard to the 2012 cease trade orders and believes that the Alberta and British Columbia cease trade orders will be rescinded. However, as of the date of the filing of this report the cease trade orders have not been rescinded and no assurances can be given as to when or if they will be rescinded. Until these cease trade orders are rescinded the Company’s ability to raise capital is significantly restricted.

Our current capital and our other existing resources will not be sufficient to provide working capital for the balance of 2012, and the revenues generated will not be sufficient to fund our operations or planned growth. In addition, when our Senior Notes and Junior Notes come due the Company currently lacks the resources to repay them. While the Company plans on renegotiating the terms of the Senior Notes and Junior Notes there can be no assurance that the Company will be successful and the Senior Note and Junior Note holders may demand repayment and or force their security interests against our assets. We will require additional capital to continue to operate our business and to further expand our exploration and development programs. We may be unable to obtain additional capital required. Furthermore, inability to maintain capital may damage our reputation and credibility with industry participants. Our inability to raise additional funds when required may have a negative impact on our consolidated results of operations and financial condition.

Future acquisitions and future exploration, development, production, leasing activities and marketing activities, as well as our administrative requirements (such as salaries, insurance expenses and general overhead expenses, as well as legal compliance costs and accounting expenses) will require a substantial amount of additional capital and cash flow.

We plan to pursue sources of additional capital through various financing transactions or arrangements, including joint venturing of projects, debt financing, equity financing or other means. The Company plans to consider a full range of strategic alternatives for addressing its financial condition. We may not be successful in locating suitable financing transactions in the time period required or at all, and we may not obtain the capital we require by other means. This may adversely affect our consolidated financial results, financial condition and ability to continue as a going concern.

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

We have a history of losses which may continue, which may negatively impact our ability to achieve our business objectives and continue as a going concern.

We incurred net losses of $10,103,480, $29,709,386 and $7,950,359 for the years ended April 30, 2012, 2011 and 2010 respectively. To date, we have acquired interests in oil and gas properties, but have not established a project on any of our properties that generates commercial revenues. We cannot assure you that we can achieve or sustain profitability on a quarterly or annual basis in the future. Our operations are subject to the risks and competition inherent in the establishment of a business enterprise. There can be no assurance that future operations will be profitable. Revenues and profits, if any, will depend upon various factors, including whether we will be able to continue expansion of our revenue. We may not achieve our business objectives and the failure to achieve such goals would have an adverse impact on us.

As a result of our inability to raise sufficient capital to sustain our operations, we have discontinued substantially all of our operations with regard to our properties, which has had a material adverse effect on our ability to continue as a going concern.

As our Missouri, Kentucky and Montana properties are in early stages of development, we may not be able to establish commercial reserves on these projects. Exploration for commercial reserves of oil is subject to a number of risk factors. Few of the prospects that are explored are ultimately developed into producing oil and/or gas fields. To April 30, 2012, only a portion of the reserves associated with the Missouri Marmaton River and Grassy Creek projects are classified as developed and production activities have been suspended since September 2011. We may not be able to establish commercial reserves in Missouri and it is therefore considered to be an exploration stage company.

We have a limited operating history and if we are not successful in continuing to grow our business, then we may have to scale back or even cease our ongoing business operations.

We have received a limited amount of revenues from operations and have limited assets. To date, we have acquired interests in oil and gas properties, but have not established a project on any of our properties that generates commercial revenues and there can be no assurance that we will ever operate profitably. We have a limited operating history. Our success is significantly dependent on a successful acquisition, drilling, completion and production program. Our operations will be subject to all the risks inherent in the establishment of a developing enterprise and the uncertainties arising from the absence of a significant operating history. We may be unable to locate recoverable reserves or operate on a profitable basis. We are in the exploration stage and potential investors should be aware of the difficulties normally encountered by enterprises in the exploration stage. If our business plan is not successful, and we are not able to operate profitably, investors may lose some or all of their investment.

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

Our cash and cash equivalents have declined dramatically since April 30, 2011, this decline and out working capital deficiency may materially and adversely affect our ability to obtain additional capital and continue as a going concern.

Cash and cash equivalents at April 30, 2012 were $300,274 as compared to $1,179,838 at April 30, 2011. At April 30, 2012, we had a working capital deficiency of approximately $4.5 million. These results may materially and adversely affect our ability to obtain additional capital and, accordingly, our ability to continue as a going concern.

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

Operating Costs have exceeded Gravis' expectations and production has been low when operations were underway.

Operating costs on the Missouri properties have been excessively high and have prevented us from attaining expected results. Additionally, production has been below expectations and may never be sufficient to reach full commercial development. We have determined that we will require significant additional financing to take advantage of what has been learned thus far and to follow through to economically viable production of our steam flood projects.

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

We are currently in default under various secured convertible notes. The inability to repay the outstanding borrowings could cause the investors to foreclose upon the Company’s assets.

On July 30, 2010, we issued to various investors senior secured promissory notes and subordinated secured debentures.  Between December 28, 2010 and March 7, 2011, we issued to various investors secured promissory notes.  In connection with the issuance of these securities, we granted a security interest to the investors substantially all of our assets. Interest on these securities is payable quarterly in arrears.  We have not made the required quarterly interest payments and the secured promissory notes issued between December 28, 2010 and March 7, 2011 had a maturity date of June 28, 2012, which have not been repaid, therefore, we are currently in default under the terms of the securities.

Although the investors have not demanded current payment on the amounts outstanding (to the extent the principal is not currently due), the obligations of the Company under the various secured notes may be accelerated upon the occurrence of an event of default.  Pursuant to the security interests granted, in the event of a default, the investors have the right to take possession of the collateral, to operate our business using the collateral, and have the right to assign, sell, lease or otherwise dispose of and deliver all or any part of the collateral, at public or private sale or otherwise to satisfy our obligations under these agreements. As of the date of this filing, the investors have not declared a default by the Company, although there can be no assurance that they will not declare a default in the future.

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

The markets and prices for oil and gas depend on numerous factors beyond our control. These factors include demand for oil and gas, which fluctuate with changes in market and economic conditions, and other factors, including:

●	worldwide and domestic supplies of oil and gas;
●	actions taken by foreign oil and gas producing nations;
●	political conditions and events (including instability or armed conflict) in oil-producing or gas-producing regions;
●	the level of global and domestic oil and gas inventories;
●	the price and level of foreign imports;
●	the level of consumer demand;
●	the price and availability of alternative fuels;
●	the availability of pipeline or other takeaway capacity;

●	weather conditions;
●	domestic and foreign governmental regulations and taxes; and
●	the overall worldwide and domestic economic environment.

Significant declines in oil and gas prices for an extended period may have the following effects on our business:

●	adversely affect our financial condition, liquidity, ability to finance planned capital expenditures and results of operations;
●	cause us to delay or postpone some of our capital projects;
●	reduce our revenues, operating income and cash flow; and
●	limit our access to sources of capital.

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

Usual operational hazards incident to our industry include blowouts, cratering, explosions, uncontrollable flows of oil, natural gas or well fluids, fires, pollution, releases of toxic gas, and other environmental hazards and risks. These hazards can cause personal injury and loss of life, severe damage to and destruction of property and equipment, pollution or environmental damage, and suspension of operations. We maintain insurance to cover operational hazards and rely on our agreements that require the operator of the properties in which we have an interest to maintain workers’ compensation, employer’s and general liability, general liability, and bodily injury and property damage insurance coverage. The insurance policies purchased under this covenant include us as the owner of a non-operating working interest as an insured under such policies. We cannot assure that we could obtain or that our contractors will be able to continue to obtain insurance coverage for current or future activities. Further, we cannot assure that any insurance obtained will provide coverage customary in the industry, be comparable to the insurance now maintained, or be on favorable terms or at premiums that are reasonable. The insurance maintained by our contractors does not cover all of the risks involved in oil and gas exploration, drilling, and production, and if coverage does exist, may not be sufficient to pay the full amount of such liabilities. We may not be insured against all losses or liabilities that may arise from all hazards because such insurance may not be available at economical rates, the respective insurance policies may have limited coverage, and other factors. For example, insurance against risks related to violations of environmental laws is not maintained. The occurrence of a significant adverse event that is not fully covered by insurance or for which the coverage is insufficient to cover aggregate losses could expose us to liability because we may be responsible for our working interest share of the damages in excess of any related insurance coverage. Further, we cannot assure that adequate levels of insurance will be maintained for our benefit in the future at rates we consider reasonable. The occurrence of any of these risks could lead to a reduction in our value and the loss of investments made by purchasers of our stock.

RISKS RELATING TO OUR COMMON SHARES

If we fail to return to eligibility for our shares to be quoted on the OTC Bulletin Board, this could limit the ability of broker-dealers to sell our securities and the ability of stockholders to sell their securities in the secondary market.

Companies trading on the Over-The-Counter Bulletin Board must be reporting issuers under the Securities Exchange Act of 1934, as amended, and must be current in their reports under Section 13, in order to maintain price quotation privileges on the OTC Bulletin Board. The lack of resources to prepare and file our reports, including the inability to pay our independent registered public accounting firm, resulted in our being removed from quotation on the OTC Bulletin Board. As a result, the market liquidity for our securities may be severely adversely affected by limiting the ability of broker-dealers to sell our securities and the ability of stockholders to sell their securities in the secondary market. In addition, we may be unable to get re-approved for quotation on the OTC Bulletin Board, which may have an adverse material effect on our company.

There has been a limited trading market for our common stock.

It is anticipated that there will be a limited trading market for our Common Stock on the Over-the-Counter Bulletin Board for the foreseeable future. The lack of an active market may impair your ability to sell your shares at the time you wish to sell them or at a price that you consider reasonable. The lack of an active market may also reduce the fair market value of your shares. An inactive market may also impair our ability to raise capital by selling shares of capital stock and may impair our ability to acquire other companies or technologies by using common stock as consideration.

You may have difficulty trading and obtaining quotations for our common stock.

Our common stock is not actively traded, and the bid and asked prices for our common stock on the Over-the-Counter Bulletin Board may fluctuate widely. As a result, investors may find it difficult to dispose of, or to obtain accurate quotations of the price of, our securities. This severely limits the liquidity of the common stock, and would likely reduce the market price of our common stock and hamper our ability to raise additional capital.

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

Stockholders should be aware that, according to Commission Release No. 34-29093, the market for “penny stocks” has suffered in recent years from patterns of fraud and abuse. Such patterns include (1) control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer; (2) manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases; (3) boiler room practices involving high-pressure sales tactics and unrealistic price projections by inexperienced sales persons; (4) excessive and undisclosed bid-ask differential and markups by selling broker-dealers; and (5) the wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired level, along with the resulting inevitable collapse of those prices and with consequent investor losses. Our management is aware of the abuses that have occurred historically in the penny stock market. Although we do not expect to be in a position to dictate the behavior of the market or of broker-dealers who participate in the market, management will strive within the confines of practical limitations to prevent the described patterns from being established with respect to our securities. The occurrence of these patterns or practices could increase the future volatility of our share price.

The market price of our common stock may, and is likely to continue to be, highly volatile and subject to wide fluctuations.

The market price of our common stock is likely to be highly volatile and could be subject to wide fluctuations in response to a number of factors that are beyond our control, including:

●	dilution caused by our issuance of additional shares of Common Stock and other forms of equity securities, which we expect to make in connection with future capital financings to fund our operations and growth, to attract and retain valuable personnel and in connection with future strategic partnerships with other companies;
●	quarterly variations in our revenues and operating expenses;
●	changes in the valuation of similarly situated companies, both in our industry and in other industries;
●	changes in analysts’ estimates affecting our company, our competitors and/or our industry;
●	changes in the accounting methods used in or otherwise affecting our industry;
●	additions and departures of key personnel;
●	announcements of technological innovations or new products available to the personal protective equipment industry;
●	fluctuations in interest rates and the availability of capital in the capital markets; and
●	significant sales of our common stock.

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

Legislative actions and higher insurance costs may impact our future financial position and results of operations.

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

Our common stock is subject to the “penny stock” rules of the SEC and the trading market in our securities is limited, which makes transactions in our stock cumbersome and may reduce the value of an investment in our stock.

The SEC has adopted Rule 15g-9 which establishes the definition of a “penny stock,” for the purposes relevant to us, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require:

●	that a broker or dealer approve a person's account for transactions in penny stocks; and
●	the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased.

In order to approve a person's account for transactions in penny stocks, the broker or dealer must:

●	obtain financial information and investment experience objectives of the person; and
●	make a reasonable determination that the transactions in penny stocks are suitable for that person and the person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks.

The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prescribed by the SEC relating to the penny stock market, which, in highlight form:

●	sets forth the basis on which the broker or dealer made the suitability determination; and
●	that the broker or dealer received a signed, written agreement from the investor prior to the transaction.

Generally, brokers may be less willing to execute transactions in securities subject to the “penny stock” rules. This may make it more difficult for investors to dispose of our common stock and cause a decline in the market value of our stock.

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

FINRA sales practice requirements may also limit a stockholder’s ability to buy and sell our stock.

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

In the event that the holders of our Senior Notes, Junior Notes and other equity-linked securities exercise or convert all of those derivative instruments held by them, including warrants and accrued interest, they would receive a total of approximately 117,759,023 common shares or approximately 89.3% (as of April 30, 2012) of our fully diluted common shares. Future exercises or conversions of such instruments may result in substantial dilution and new concentrations in ownership. Such stockholders could have the ability to control all matters submitted to our stockholders for approval (including the election and removal of directors and any merger, consolidation or sale of all or substantially all of our assets) and to control our management and affairs. Accordingly, this potential concentration of ownership may have the effect of delaying, deferring or preventing a change in control of our company, impeding a merger, consolidation, takeover or other business combination involving our company or discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of our company, which in turn could have a material adverse effect on the market price of our common shares.

Stockholders' interests in our company will be diluted and investors may suffer dilution in their net book value per share if we issue additional shares or raise funds through the sale of equity securities.

We are authorized to issue an unlimited number of common shares, without par value, and an unlimited number of preferred shares, without par value. In the event that we issue additional common shares in the future, enter into private placements to raise financing through the sale of equity securities or acquire additional oil and gas property interests using common shares to acquire such interests, the interests of existing stockholders in our may be diluted and existing stockholders may suffer dilution in their net book value per share depending on the price at which such securities are sold. The issuance of common shares for future services or acquisitions or other corporate actions may have the effect of diluting the value of the shares held by our investors, and might have an adverse effect on any trading market for our common shares.

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

The Company’s Continuance to Delaware, and continuation as a Delaware corporation may have a material and adverse effect on trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans, registered education savings plans, registered disability savings plans, and tax-free savings plans.

Following the Continuance, the common shares will cease to be qualified investments under the Tax Act and the regulations thereunder for trusts governed by registered retirement savings plans (“RRSPs”), registered retirement income funds (“RRIFs”), deferred profit sharing plans, registered education savings plans, registered disability savings plans, and tax-free savings plans (“TFSA”) (collectively “Deferred Plans”).

Serious penalties, including significant penalty taxes for RRSPs, RRIFs and TFSAs, will result from Deferred Plans holding non-qualified investments. In addition, annuitants or holders of RRSPs, RRIFs or TFSAs, as the case may be, may also be subject to penalty taxes in respect of certain transactions undertaken as between their Deferred Plan and themselves or persons with whom they do not deal at arm's length with. Stockholders who hold their shares through Deferred Plans are encouraged to consult their own tax advisors as to appropriate course of action to affect the disposition of their common shares prior to the Continuance given their particular circumstances.

Upon completion of our merger transaction with Petrol River Oil, LLC, the percentage equity ownership of our current shareholders will be reduced to approximately 2% and upon completion of one or more of the reverse stock splits approved by our stockholders certain stockholders may have less than one common share, which would not entitle them to continue to be a stockholder.

As we reported on our Current Report on Form 6-K, filed with the Securities and Exchange Commission on July 29, 2012, we have entered into a non-binding letter of intent with Petro River Oil, LLC, a privately held Delaware limited liability company (“Petro LLC”) that would result in Petro acquiring Petro LLC for common stock, the name of the Company being changed to Petro River Oil Corp. and the Company domesticated to Delaware (the “Merger Transaction”). The letter of intent also contemplates that our board will consist of 5 members, 4 of which will be nominated by Petro LLC. Currently, it is intended that, post-Merger Transaction, current common shareholders of Petro will own approximately 2% of the issued and outstanding shares of the Company, holders of our preferred shares and notes approximately 18% and holders of shares and notes of Petro LLC approximately 80%. Additionally, in advance of the closing of the Merger Transaction, our stockholders approved, and we completed, the name change to Petro River Oil Corp., our continuation/domestication to Delaware, and the election of the directors nominated by Petro LLC.

On September 7, 2012, our stockholders approved a special resolution granting the Board of Directors of the Company the discretionary authority to amend the Company’s organizational documents to effect one or more reverse stock splits of the issued and outstanding common shares, pursuant to which the common shares would be combined and reclassified into one common share at a ratio within the range from 1-for-2 up to 1-for-250; provided, however, that the Company shall not effect a reverse stock-split that, in the aggregate, exceeds 1-for-250. We do not currently intend to issue fractional shares in connection with the reverse stock-split. Therefore, the Company does not expect to issue certificates representing fractional shares. The Board of Directors will have the discretionary authority to determine whether to arrange for the disposition of fractional interests by stockholders entitled thereto, to pay in cash the fair value of fractions of a share as of the time when those entitled to receive such fractions are determined, or to entitle stockholders to receive from the Company’s transfer agent, in lieu of any fractional share, the number of shares rounded up to the next whole number. The ownership of a fractional share interest following the reverse stock-split would not give the holder any voting, dividend or other rights, except to receive the cash payment, or, if the Board of Directors so determines, to receive the number of shares rounded up to the next whole number, as described above.

Item 4. Information on the Company

A.	History and Development of the Company

Petro was originally incorporated under the Company Act (British Columbia) on February 8, 2000 under the name Brockton Capital Corp. Its name was then changed to MegaWest Energy Corp. effective February 27, 2007 before it became Gravis on June 20, 2011 and then Petro on September 11, 2012.

At a meeting of the stockholders on October 29, 2007, the stockholders approved the continuance of Petro (then Gravis) from the Province of British Columbia into the Province of Alberta under the Business Corporations Act (Alberta). Effective February 12, 2008, Petro (then Gravis) was continued into the Province of Alberta as a company organized under the Business Corporations Act (Alberta) and ceased to be a company organized under the Business Corporations Act (British Columbia).

At a meeting of the stockholders on September 7, 2012, the stockholders approved the name change and the continuance of the Company from the Province of Alberta Canada to the State of Delaware. Effective September 11, 2012, Petro was continued into the State of Delaware as a corporation organized under the Delaware General Corporations Law (the “Continuance”).

We continue to be a reporting issuer under the Securities Act in Alberta and British Columbia and a reporting issuer as that term is defined for United State purposes, as a US company that has a class of securities, its common shares, registered under the Securities Exchange Act of 1934.

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

As part of the project, we are obligated to pay a net revenue interest up to a maximum of $750,000 on net revenues generated from the Chetopa project. The net revenue interest becomes payable after We recover 100 percent of our capital and operating costs, and will be paid quarterly from 25 percent of the project's net revenues. On April 2, 2012, the project was sold. However we retained the net revenue interest obligation which we determined at the time to be nominal.

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

On September 21, 2010, we and our 62.5% working interest partner (together the “Farmor”) signed a farm-out agreement for their interest in 5,100 net acres in the Little Muddy Area of Butler County, Kentucky to a Houston-based independent exploration and production company (the “Farmee”). On December 4, 2010, this farm-out agreement was expanded to cover the full 29,147 unproved gross acres. All acreage leased in Kentucky by the Farmor and the Farmee in Butler, Warren, Edmonson and Muhlenberg counties was pooled and subject to the new agreement. During September 2011, we reviewed our arrangements with the Farmee with our working interest partner. As a result of this review, we and our working interest partner agreed that there was a lack of development activity by the Farmee and that we should seek a release from the farmout agreement.

During the year ended April 30, 2011, we recorded an impairment charge of $3,179,174 (2010 – $nil) on the Kentucky project as a result of the lack of development activity by the Farmee and the curtailment of our plans to continue exploration on the project due to a lack of available capital. As a result of these factors and to help raise capital for other purposes we have been exploring the disposition of our interest in this property. To date no offers have been received on the property and the amount that may be ultimately realized is unknown.

At April 30, 2012 our Kentucky lease holdings included a 37.5% working interest in 29,147 unproved gross acres (10,930 net acres). The Kentucky property mainly is undeveloped land and, therefore, was not assigned any reserve value under either of our independent reserve reports. A full impairment charge of $100,000 was recorded at April 30, 2012 due to the Company’s financial inability to explore, develop and exploit this property.

On April 5, 2007, we acquired (through MegaWest Energy (USA) Corp.) all of the issued and outstanding membership units of Deerfield Energy LLC (“Deerfield Missouri”) in consideration for US$925,000 cash, including a change in control fee, and 475,000 shares of our common stock. The assets of Deerfield Missouri include rights to oil development agreements in Vernon County, Missouri covering 7,620 unproved acres and all of the issued and outstanding units of Deerfield Kansas. At the closing of the transaction, we paid $625,000 of the purchase price. Owing to potential issues related to certain oil development agreements, the unpaid cash of $300,000 and 475,000 shares of our common stock were placed in an escrow account, set-up for our indemnification in respect of the said claims. Pursuant to the escrow agreement, the said cash and shares can be released on a pro-rata basis to the previous unit holders of Deerfield Missouri upon either the modification of certain oil development agreements into oil and gas leases or until 4,000 acres of replacement acreage have been leased. To rectify the escrow indemnifications, we engaged in a leasing program in Missouri and in October 2007, we surpassed the 4,000 acre threshold of replacement acreage. As a result, the $300,000 cash and 475,000 shares of our common stock held in escrow were released. Of the cash held in escrow, $100,000 plus interest was paid to us for reimbursement of our costs associated with leasing the replacement acreage. At April 30, 2012, our leaseholds in Missouri are 34,045 gross acres with 95.8% working interest.On April 25, 2007, we acquired (in conjunction with MegaWest Energy (USA) Corp.) all of the issued and outstanding membership units of Trinity Sands Energy LLC (Trinity) in consideration for $200,000 cash and 9,500 exchange shares of MegaWest Energy (USA) Corp. Each exchange share may be exchanged for US$10 in cash or 10 shares of our common stock during the period January 1, 2008 to July 31, 2008, after this time, we may compel the holders of the exchange shares to convert their exchange shares into shares of our common stock. The assets of Trinity consisted of a 50 percent working interest in approximately 14,948 unproved acres in Edwards County, Texas and an earn-in agreement to increase the said working interest to 66.67 percent and earn up to a 66.67 percent working interest in an additional 13,348 undeveloped acres in Edwards Country, Texas. As of February 28, 2008, all of the exchange shares were converted into 950,000 shares of our common stock. At April 30, 2012, all of our leaseholds in Texas have expired.

In June 2007, we began oil production from the Chetopa project and have shipped approximately 11,500 barrels of oil from the project. To date this production has been incidental to the pilot project. On April 2, 2012, we sold the Chetopa project including certain oil and gas equipment and a 100% interest in one oil and gas lease covering 320 net acres for cash consideration of $7,100 and for a royalty of $5.00 US per bbl. on future production with a royalty cap of $1,000,000.00.

On October 24, 2007, we acquired (in conjunction with MegaWest Energy Montana Corp.) a 40 percent working interest in oil and gas leases covering approximately 37,400 unproved acres of land in Montana for consideration of $300,000 cash and 50,000 units, of which each unit consists of one share of our common stock and one-half of one share purchase warrant (each whole warrant entitles the holder to purchase an additional share of our common stock at an exercise price of US$25.00 per share until April 24, 2009). Pursuant to earn-in agreements, we can earn an additional 20 percent working interest in the lands by completing $2.5 million of work that includes additional leasing, seismic, geological studies, test wells and pilot project development and implementation. In addition, we and the vendors established a regional area of mutual interest (AMI) covering approximately 1,000,000 acres that would remain active for two years. At April 30, 2012, all of these interests and arrangements were expired.

At April 30, 2012, our remaining Montana leasehold is in the Devils Basin prospect and totals 1,175 gross acres (881 net). We currently own a 75% working interest in this prospect but have no immediate plans to develop this property. On April 17, 2012 the Teton Prospect leases totalling 2,807 gross acres (1137 net) expired.

In November 2007, we commenced construction of our first commercial project in Missouri called Marmaton River. Commissioning and startup of the facility was completed on March 16, 2008 when steam injection commenced and the first oil sales from the project occurred on August 4, 2008 (see "Business Overview" below in this annual report).

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

On August 28, 2009, we entered into a strategic arrangement with the Iroquois Capital Opportunity Fund, L.P. (ICO Fund) aimed at recapitalizing our company and enabling the restart of production at our Missouri projects. The arrangement involved several transactions, all of which were completed on or about August 28, 2009, including:

●	the sale of a 10 percent working interest in our existing land and production projects on 15,313 acres of our oil and gas leases located in Missouri and Kansas (the Deerfield Area), which area includes our Grassy Creek and Marmaton River projects, to Mega Partners 1, LLC (MP 1), an affiliate of the ICO Fund for $2.0 million. In connection with the sale of the working interest, we granted MP 1 various options, including: (i) the option to acquire an additional 10 percent working interest in future development within the Deerfield Area; (ii) the option to acquire up to a 20 percent proportionate interest in any of our properties outside of the Deerfield Area by paying a proportionate 133 percent share of our costs-to-date in respect of such property until the later of the full redemption or conversion of the Series A or Series B preferred shares (issued pursuant to the arrangement with the ICO Fund) and August 27, 2011; and (iii) the option to participate with our company in any future oil and gas property acquisitions for a proportionate 20 percent share of the cost of any such acquisition until the later of the full redemption or conversion of the Series A or Series B preferred shares and August 27, 2011; and

●	an offering to investors of 22,000 Series A convertible preferred shares, each with a stated value of $100, for gross proceeds of $2.2 million. The Series A preferred shares are convertible into shares of our common stock at $0.70 per common share and have a quarterly cumulative dividend equal to either 5 percent, if paid in cash (15 percent upon the occurrence of certain events of default) or 7.5 percent, if paid in additional Series A preferred shares. In connection with the Series A preferred share offering, our company also issued to the subscribers thereunder: (i) 1,540,000 common stock purchase warrants, each entitling the holder thereof to purchase an additional common share at $2.50 per share until August 28, 2014; and (ii) additional investment rights consisting of the right to purchase convertible shares 20,000 Series B convertible preferred shares, each with a stated value of $100, convertible into common shares at $1.00 per common share attached to which would be 1,000,000 common share purchase warrants, each entitling the holder thereof to purchase an additional common share at $3.50 per common share for a period of five years from the date of issuance.

Following closing of the August 28, 2009 financing, we re-started our Deerfield, Missouri operations and the initial oil production response to steam injection on both the Marmaton River and Grassy Creek projects was positive.

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

Working Interest Acquisition:

Effective July 1, 2010, we reacquired a 10% working interest in the Company’s Missouri Marmaton River and Grassy Creek projects from Mega Partners 1, LLC (“MP1”) in exchange for a 2.75% gross overriding royalty interest on the projects. Following this acquisition, we have a 100% working interest in both projects. A receivable owed to us by MP1 as at July 1, 2010, has been converted into a note receivable that is recoverable from 50% of the gross overriding royalty, with outstanding balances to bear interest at the U.S. bank prime rate plus three percent (3%). MP1 retains the option to acquire up to an additional 10% interest in future projects within the Deerfield Area, on a project by project basis, by paying up to a $300,000 equalization payment per project and thereafter its proportionate share of all future development and operating costs in respect of such project, including a proportionate share of facility costs.

On July 30, 2010, the Company closed a $2.5 million financing with a group of its existing stockholders. The transactions included the issuance of $2.5 million in senior secured convertible notes (“Senior I Notes”), the conversion of the outstanding Preferred A Shares into junior secured convertible notes (“Junior Notes”) and the reacquisition by us of a 10% working interest in the Marmaton River and Grassy Creek projects in exchange for a 2.75% overriding royalty interest on the same properties.

A summary of the features and terms of the financing are as follows:

●	Issuance of Senior I Notes for proceeds of $2.5 million, maturing on January 30, 2012 with an annual coupon rate of 8% cash or 12% in additional Senior I Notes at the Company’s option until January 30, 2011 and at the holder’s option thereafter. Senior I Notes are redeemable in cash at any time or convertible into common shares at US$0.50 per common share at the Company’s option if the underlying shares are freely tradable and common shares trade at or above $2.50 per share for the previous 20 consecutive trading days and the daily average trading volume has been in excess of $750,000 per day for the same period. In the event of redemption before the end of the term, there will be a 5% premium due on the investment amount. Note holders may elect to receive the redemption in common shares at the conversion price. Senior I Note holders received one warrant for each $0.50 principal amount of the Senior I Notes for 5,000,000 warrants (“Senior I Warrants”). Senior I Warrants are exercisable at $0.50 per share until July 29, 2013.

●	Conversion of 22,000 Preferred A Shares plus accumulated dividends of $301,069 into $2,501,069 of Junior Notes maturing on July 30, 2013 with an annual coupon rate of 5% cash or 7.5% in additional Junior Notes, at the Company’s option and at the holder’s option thereafter. The Junior Notes are redeemable in cash at any time at the holder’s option at a conversion price of $0.50 per common share. The Junior Notes are also redeemable in cash at any time at the Company’s option or convertible into common shares at $0.50 per common share at the Company’s option provided: i) production from the Missouri Deerfield project is 15,000 barrels of oil in a 30 day period; ii) the common shares have traded at or above US $2.50 per share for the preceding 20 consecutive trading days; and iii) the daily average dollar trading volume has been in excess of US $750,000 per day for the same 20 day period.

●	Extension of the expiry date on the outstanding option to acquire Series B Preferred Shares to May 24, 2011 (further extended to June 7, 2011).

●	Re-acquisition of a 10% working interest in the Company’s Missouri Marmaton River and Grassy Creek projects from Mega Partners 1, LLC (“MP1”) in exchange for a 2.75% gross overriding royalty interest on the projects, effective July 1, 2010. Following this acquisition, The Company has a 100% working interest in both projects.

On September 21, 2010, the Company and its working interest partner farmed out 5,100 net acres in the Little Muddy Area of the Company’s Kentucky project. During September 2011, we reviewed our arrangements with the Farmee with our working interest partner. As a result of this review, we and our working interest partner agreed that there was a lack of development activity by the Farmee and that we should seek a release from the farmout agreement.

On December 28, 2010, January 31, 2011 and March 7, 2011, the Company issued a total of $4.6 million senior secured convertible notes (“Senior II Notes”).

A summary of the features and terms of the Senior II Notes are as follows:

●	Issuance of Senior II Notes for proceeds of $4.6 million, maturing 18 months after closing, with an annual coupon rate of 8% cash or 12% in additional Senior II Notes at the Company’s option for the first six months after closing and at the holder’s option thereafter. Senior II Notes are redeemable in cash at any time or convertible into common shares at $0.20 per common share at the Company’s option if the underlying shares are freely tradable and common shares trade at or above $2.50 for the previous 20 consecutive trading days and the daily average trading volume has been in excess of US $750,000 per day for the same period. Senior II Note holders received one warrant for each $0.50 principal amount of the Senior Notes for 9,200,000 warrants (Senior II Warrants). Senior II Warrants are exercisable at $0.25 per share.

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

On December 28, 2010, the conversion price of the Senior I Notes and Junior Notes was reduced from $0.50 to $0.20 per share and the exercise price of the Senior I Warrants was reduced from $0.50 to $0.20 per share.

During October 2011, as a result of the Company’s financial position, cost factors and market conditions it suspended operations on its Missouri oil and gas assets - See Business Overview below.

As disclosed in our Current Report on Form 8-K, filed with the Securities and Exchange Commission on September 13, 2012, the Company domesticated into the State of Delaware from Canada by filing of a Certificate of Corporate Domestication and Certificate of Incorporation with the Secretary of State of the State of Delaware (the “Continuance”). The Continuance took effect on September 11, 2012. A copy of the Certificate of Domestication and Certificate of Incorporation were filed as exhibits to the Current Report.

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

During the spring and summer of 2009, to provide funding to re-start steam injection operations on its Deerfield Missouri acreage, the Company closed a 10% working interest disposition in its Deerfield Missouri project area for proceeds of $2,000,000 and closed the sale of 22,000 Series A Preferred Shares (“Preferred A Shares”) with a stated value of $100 each for proceeds of $2,200,000. Following closing of the transactions, we re-started our Deerfield, Missouri project and the initial oil production response to steam injection on both the Marmaton River and Grassy Creek projects was positive.

On July 30, 2010, the Company closed a $2.5 million financing with a group of its existing stockholders. The transactions included the issuance of $2.5 million in senior secured convertible notes (“Senior I Notes”), the conversion of the outstanding Preferred A Shares into junior secured convertible notes (“Junior Notes”) and the reacquisition by us of a 10% working interest in the Marmaton River and Grassy Creek projects in exchange for a 2.75% overriding royalty interest on the same properties.

On December 28, 2010, January 31, 2011 and March 7, 2011, the Company issued a total of $4.6 million senior secured convertible notes (“Senior II Notes”).

During the Spring of 2011, the administration of the Company was moved to Houston, Texas.

As at April 30, 2011, the Company had a working capital deficiency of $1.8 million, recurring losses and net cash outflows from operating activities and an accumulated deficit of $135.9 million.

Due to the significant capital cost of steam injection, the volatility of oil prices, and the Company’s financial position, management elected to suspend operations on its Missouri oil and gas assets in October 2011.

As at April 30, 2012, the Company had a working capital deficiency of approximately $4.5 million, recurring losses and net cash outflows from operating activities and an accumulated deficit of $146.4 million.

During September 2011 and, again, in August 2012, the Company was cease traded by the Alberta and British Columbia Securities Commissions for failure to file certain financial information – See Legal Proceedings below. The Company made the required filings with regard to the 2011 cease trade orders and the Alberta and British Columbia cease trade orders were rescinded. The Company intends to make the required filings with regard to the 2012 cease trade orders and believes that the Alberta and British Columbia cease trade orders will be rescinded. However, as of the date of the filing of this report the cease trade orders have not been rescinded and no assurances can be given as to when or if they will be rescinded. Until these cease trade orders are rescinded the Company’s ability to raise capital is significantly restricted.

Our current capital and our other existing resources will not be sufficient to provide working capital for the balance of 2012, and the revenues generated will not be sufficient to fund our operations or planned growth. In addition, when our Senior Notes and Junior Notes come due the Company currently lacks the resources to repay them. While the Company plans on renegotiating the terms of the Senior Notes and Junior Notes there can be no assurance that the Company will be successful and the Senior Note and Junior Note holders may demand repayment and or force their security interests against our assets. We will require additional capital to continue to operate our business and to further expand our exploration and development programs. We may be unable to obtain additional capital required. Furthermore, inability to maintain capital may damage our reputation and credibility with industry participants. Our inability to raise additional funds when required may have a negative impact on our consolidated results of operations and financial condition.

Operational and Project Review

The following table summarizes the costs incurred in oil and gas property acquisition, exploration, and development activities for the Company for the years ended April 30, 2012, 2011 and 2010:

Cost	Missouri	Kentucky	Montana	Kansas	Texas	Other	Total
Balance, April 30, 2011	$16,364,000	$100,000	$75,000	$98,214	$-	$1,338,616	$17,975,830
Additions	243,409	-	-	-	-	-	243,409
Disposals	(178,339)	-	-	(7,100)	-	(246,550)	(431,989)
Depletion	(261,061)	-	-		-	-	(261,061)
Impairment	(15,218,009)	(100,000)	-	(91,114)	-	(971,043)	(16,380,166)
Foreign currency translation						(21,023)	(21,023)
Balance, April 30, 2012	$950,000	-	75,000	-	-	100,000	1,125,000

Cost	Missouri	Kentucky	Montana	Kansas	Texas	Other	Total
Balance, April 30, 2010	$24,936,309	$3,215,682	$686,209	$94,613	$-	$1,354,996	$30,287,809
Additions	1,516,465	102,364	-	4,745	-	-	1,623,574
Depletion	(720,740)	-	-	-	-	-	(720,740)
Impairment	(9,066,590)	(3,179,174)	(602,913)	-	-	-	(12,848,677)
Foreign currency translation	(301,444)	(38,872)	(8,296)	(1,144)	-	(16,380)	(366,136)
Balance, April 30, 2011	$16,364,000	$100,000	$75,000	$98,214	$-	$1,338,616	$17,975,830

Cost	Missouri	Kentucky	Montana	Kansas	Texas	Other	Total
Balance, April 30, 2009	$22,462,582	$2,695,991	$1,273,963	$83,803	$251,460	$1,529,053	$28,296,852
Additions	714,821	49,223	15,413	-	-	5,557	785,014
Recoveries and transfers	38,311	-	-	(3,200)	(323)	(4,719)	30,069
Disposition	(2,011,529)	-	-	-	-	(379,548)	(2,391,077)
Depletion	(95,815)	-	-	-	-	-	(95,815)
Impairment	-	-	(816,696)	-	(290,237)	(55,612)	(1,162,545)
Foreign currency translation	3,827,939	470,468	213,529	14,010	39,100	260,265	4,825,311
Balance, April 30, 2010	$24,936,309	$3,215,682	$686,209	$94,613	$-	$1,354,996	$30,287,809

During the year ended April 30, 2012, the Company capitalized $121,000 (2011 - $180,537; 2010 - $161,459) of administrative costs and $nil (2011 - $9,945; 2010 - $50,846) of stock based compensation cost, which have been included as part of the Missouri project additions.

Missouri

At April 30, 2012, the Company's Missouri lease holdings totaled 34,045 gross acres with 95.8% working interest. During the year ended April 30, 2012, certain leases totaling 3,957 gross acres were sold for cash consideration of $177,200, and three Gross Overriding Royalty agreements ranging from 1% to 5% of future production.

On separate pilot projects at Deerfield (being Marmaton River and Grassy Creek), we built two 500 barrel of oil per day steam drive production facilities (Marmaton River and Grassy Creek) comprised of 116 production wells, 39 steam injection wells and 14 service and observation wells. Throughout the Deerfield area, we have drilled 73 exploration/delineation wells with a 67% success rate.

Effective July 1, 2010, Petro reacquired the 10% working interest in the Company’s Marmaton River and Grassy Creek projects it had sold during fiscal 2010 to MP1, in exchange for a 2.75% gross overriding royalty interest on the projects. Following this acquisition, Petro has a 100% working interest in both projects.

MP1 retains the option to acquire up to a 10% interest in future projects within the Deerfield Area, on a project by project basis, by paying up to a US $300,000 equalization payment per project and thereafter its proportionate share of all future development and operating costs in respect of such project, including a proportionate share of facility costs.

As of April 30, 2012, the Company determined it necessary to impair the oil and gas properties in Missouri by $15,218,009 (2011 -$9,066,590: 2010 -$nil) Management concluded that an impairment was necessary after analyzing the current capitalization of the Company and analyzing the capital needs of each of the oil and gas projects. Management’s assessment was based on its lack of success in raising funds necessary to commercialize its assets. The Company impaired these assets to salvage values.

During 2012, the Company earned an average price of $76.75 per barrel of oil equivalent (boe) (2011 -$59; 2010 - $52.90) and incurred operating expenses of $351.71 per boe (2011 -$130.70; 2010 - $132.80). The Company’s 2012 depletion rate was $46.75 per boe (2011 -$27.15; 2010 - $6.02).

While we believe that future uninterrupted commercial operations, taking advantage of what has been learned in the pilot operations, could result in economically viable production rates, we are uncertain of our ability to achieve these results.

At April 30, 2012, the Company held a long-term receivable for capital and operating costs owing from MP1, in the amount of $302,536 (April 30, 2011 - $294,862; April 30, 2010 - $307,620) related to the Marmaton River and Grassy Creek projects in Missouri. In July 2010, the Company and MP1 entered into an arrangement whereby the Company reacquired the remaining 10% working interest in the projects in exchange for a 2.75% gross overriding royalty. Under this arrangement, the Company will recover the balance owing from 50% of the GOR payments to the partner. During the time the receivable is outstanding, the Company earns interest on the outstanding balance at the U.S bank prime rate plus 3%. Included in the reported amount receivable is $32,514 of interest earned on the outstanding balance (2011- $15,050; 2010 - $nil). As of April 30, 2012, Management reported an allowance of $302,536, because while operations at Marnaton River and Grass Creek have been suspended currently, at some point in the future, they may resume.

Kentucky

The Kentucky lease holdings include a 37.5 % working interest in 29,147 unproved gross acres (10,930 net acres). The Kentucky property is mainly undeveloped land and therefore was not assigned any reserve value under our independent reserve reports.

On September 21, 2010, we and our 62.5% working interest partner (together the “Farmor”) signed a farm-out agreement for their interest in 5,100 net acres in the Little Muddy Area of Butler County, Kentucky to a Houston-based independent exploration and production company (“Farmee”).

On December 4, 2010, this farm-out agreement was expanded to cover the full 29,147 unproved gross acres. All acreage leased in Kentucky by the Farmor and the Farmee in Butler, Warren, Edmonson and Muhlenberg counties was pooled and subject to the new agreement. During September 2011, we reviewed these arrangements with the Farmee with our working interest partner. As a result of this review we and our working interest partner agreed that there was a lack of development activity by the Farmee and that we should seek a release from the agreement.

During the year ended April 30, 2012, the Company recorded an impairment charge of $100,000 (2011 -$3,179,174, 2010 - $nil) on the Kentucky project as a result of the lack of development activity by the Farmee and the curtailment of Company plans to continue exploration on the project due to a lack of available capital. As a result of these factors and to help raise capital for other purposes the Company is seeking to depose of its interest in this property. To date no offers have been received on the property and the amount that may be ultimately realized is uncertain.

Montana

The Montana leasehold is in the Devils Basin prospect and totals 1,175 gross acres (881 net). We currently own a 75% working interest in this prospect, but have no immediate plans to develop this property. On April 17, 2012 the Teton Prospect leases totalling 2,807 gross acres (1137 net) expired.

During the year ended April 30, 2012 the Company recorded an impairment charge of $nil (2011 -$602,913; 2010 - $816,690) on the Montana project. The 2011 impairment was recorded due to the expiry of leases and curtailment of plans to continue exploration on the lands in the near term because of the lack of capital available for this project. The remaining costs represent the Company’s estimate of the fair value of the leases as determined by sales in the area for long term leases with farmout potential and related seismic value.

Kansas

On April 2, 2012, we sold our suspended Chetopa pre-commercial heavy oil demonstration project including certain oil and gas equipment and a 100% interest in one oil and gas lease covering 320 net acres for cash consideration of $7,100 and for a royalty of $5.00 US per bbl. on future production with a royalty cap of $1,000,000. One lease of 65 acres expired during the year ended April 30, 2012. The project was suspended in fiscal 2009. During the year ended April 30, 2012 the Company recorded an impairment charge of $91,114 (2011 -$nil; 2010 - $nil).

Texas

At April 30, 2012 all Petro River’s Texas leases are expired. The Company has recorded an abandonment liability of $260,482 with respect to five remaining wells and leases.

Other

Other property consists primarily of four used steam generators and related equipment that will be assigned to future projects. In March of 2012, the Company sold one of its five steam generators, located in Lloydminster, Alberta for cash consideration of $219,154. During the year ended April 30, 2012, the Company recorded an impairment charge of $971,043 (2011 -$nil; 2010 - $55,612).

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

As we reported on our Current Report on Form 6-K, filed with the Securities and Exchange Commission on July 29, 2012, we have entered into a non-binding letter of intent with Petro River Oil, LLC, a privately held Delaware limited liability company (“Petro LLC”) that would result in Petro acquiring Petro LLC for common stock, the name of the Company being changed to Petro River Oil Corp. and the Company domesticated to Delaware (the "Merger Transaction"). The letter of intent also contemplates that our board will consist of 5 members, 4 of which will be nominated by Petro LLC. Currently, it is intended that, post-Merger Transaction, current common shareholders of Petro will own approximately 2% of the issued and outstanding shares of the Company, holders of our preferred shares and notes approximately 18% and holders of shares and notes of Petro LLC approximately 80%. Additionally, in advance of the closing of the Merger Transaction, our stockholders approved, and we completed, the name change to Petro River Oil Corp., our continuation/domestication to Delaware, and the election of the directors nominated by Petro LLC.

On September 7, 2012, our stockholders approved a special resolution granting the Board of Directors of the Company the discretionary authority to amend the Company’s organizational documents to effect one or more reverse stock splits of the issued and outstanding common shares, pursuant to which the common shares would be combined and reclassified into one common share at a ratio within the range from 1-for-2 up to 1-for-250; provided, however, that the Company shall not effect a reverse stock-split that, in the aggregate, exceeds 1-for-250. We do not currently intend to issue fractional shares in connection with the reverse stock-split. Therefore, the Company does not expect to issue certificates representing fractional shares. The Board of Directors will have the discretionary authority to determine whether to arrange for the disposition of fractional interests by stockholders entitled thereto, to pay in cash the fair value of fractions of a share as of the time when those entitled to receive such fractions are determined, or to entitle stockholders to receive from the Company’s transfer agent, in lieu of any fractional share, the number of shares rounded up to the next whole number. The ownership of a fractional share interest following the reverse stock-split would not give the holder any voting, dividend or other rights, except to receive the cash payment, or, if the Board of Directors so determines, to receive the number of shares rounded up to the next whole number, as described above.

D. Property, Plants and Equipment

The following table sets forth the number of oil wells in which we held a working interest as of April 30, 2012 and 2011.

	Producing						Non-Producing
	April 30, 2012		April 30, 2011		April 30, 2010		April 30, 2012		April 30, 2011		April 30, 2010
	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Kansas	-	-	-	-	-	-	-	-	33	33.0	33	33.0
Missouri (1)	-	-	116	116	111	99.9	117	117	1	1	-	-
Kentucky	-	-	-	-	-	-	5	1.9	5	1.9	5	1.9
Montana	-	-	-	-	-	-	-	-	-	-	-	-
Texas	-	-	-	-	-	-	5	3.75	5	3.75	5	1.75
Total	-	-	116	116	111	99.9	127	122.65	44	37.65	43	36.65

(1) We drilled six production, one injection and two observation wells in the year ending April 30, 2011. These were drilled in the Grassy Creek Project in Missouri. As well, we increased our working interest in all Missouri producing wells to 100% in the year ended April 30, 2011. No wells were drilled in the year ended April 30, 2012.

Project Areas

The following table sets forth the lease areas we have an interest in, by area, as of April 30, 2012 and 2011:

Project Areas	April 30, 2012		April 30, 2011		April 30, 2010
	Gross	Net	Gross	Net	Gross	Net
Kansas	-	-	385	385	385	385
Missouri (1)	34,045	32,615	38,119	37,470	38,119	36,598
Kentucky (1)	29,147	10,930	29,147	10,930	29,147	10,930
Texas (1)	-	-	19,938	9,969	29,516	11,751
Montana (1)	1,175	881	3,982	2,019	15,688	8,673
Total	64,367	44,426	91,571	60,773	112,855	68,337

(1) We have discontinued our plans for any further expenditure on these properties as a result of poor drilling results in prior years and a lack of resources. See Operational and Project Review above.

Oil and natural gas information is provided in accordance with the United States Financial Accounting Standards Board (“FASB”) Topic 932 - “Extractive Activities - Oil and Gas”.

The Company retains qualified independent reserves evaluators to evaluate the Company’s proved oil reserves. The Company does not have any natural gas reserves. For the years ended April 30, 2012, 2011 and 2010 the reports by GLJ Petroleum Consultants (“GLJ”) covered 100% of the Company’s oil reserves.

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

The following table summarizes the Company’s proved developed and undeveloped reserves (all oil) within the United States, net of royalties, as at April 30, 2012, 2011 and 2010:

Oil (MBbls)	2012	2011	2010

Proved reserves as at May 1	463	445	79
Extensions and discoveries	-	46	-
Dispositions	(45)	-	(3)
Production	(6)	(28)	(32)
Revisions of prior estimates	1	-	401
Total Proved reserves as at April 30	413	463	445

Oil (MBbls)	2012	2011	2010

Proved developed producing	-	191	191
Non-producing	203	-	-
Proved undeveloped	210	272	254
Total Proved reserves as at April 30	413	463	445

Capitalized Costs Related to Oil and Gas Assets	2012	2011	2010

Proved properties	$10,532,021	$10,474,051	$9,630,780
Unproved properties	105,123,129	105,123,129	104,692,582
	115,655,150	115,597,180	114,323,362
Less: amount impaired	(113,552,534)	(98,143,411)	(85,294,734)
Capitalized cost, net of impairment	2,102,616	17,453,769	29,028,628
Less: accumulated depletion	(1,077,616)	(816,555)	(95,815)
	$1,025,000	$16,637,214	$28,932,813

Costs incurred in Oil and Gas Activities:	2012	2011	2010

Development	$243,409	$1,361,890	$941,332
Exploration	-	-	-
	$243,409	$1,623,574	$779,457

Standardized Measure of Discounted Future Net Cash Flows From Proved Oil Reserves and Changes Therein:

The following standardized measure of discounted future net cash flows from proved oil reserves has been computed using the average first-day-of-the-month price during the previous 12-month period, costs as at the balance sheet date and year-end statutory income tax rates. A discount factor of 10% has been applied in determining the standardized measure of discounted future net cash flows. The Company does not believe that the standardized measure of discounted future net cash flows will be representative of actual future net cash flows and should not be considered to represent the fair value of the oil properties. Actual net cash flows will differ from the presented estimated future net cash flows due to several factors including:

●	Future production will include production not only from proved properties, but may also include production from probable and possible reserves;

●	Future production of oil and natural gas from proved properties may differ from reserves estimated;

●	Future production rates may vary from those estimated;

●	Future rather than average first-day-of-the-month prices during the previous 12-month period and costs as at the balance sheet date will apply;

●	Economic factors such as changes to interest rates, income tax rates, regulatory and fiscal environments and operating conditions cannot be determined with certainty;

●	Future estimated income taxes do not take into account the effects of future exploration expenditures; and

●	Future development and asset retirement obligations may differ from those estimated.

Future net revenues, development, production and restoration costs have been based upon the estimates referred to above. The following tables summarize the Company’s future net cash flows relating to proved oil reserves based on the standardized measure as prescribed in FASB Topic 932 - “Extractive Activities - Oil and Gas”:

Future cash flows relating to proved reserves:	2012	2011	2010

Future cash inflows	$27,858,000	$26,338,000	$26,291,000
Future operating costs	(12,203,000)	(9,686,000)	(10,672,000)
Future development costs	(1,994,000)	(3,345,000)	(3,488,000)
Future asset retirement costs	(146,000)	(141,000)	(139,000)
Future income taxes	-	-	-
Future net cash flows	13,515,000	13,166,000	11,992,000
10% discount factor	(4,168,000)	(3,225,000)	(3,286,000)
Standardized measure	$9,347,000	$9,941,000	$8,706,000

Reconciliation of future cash flows relating to proved reserves:	2012	2011	2010

Undiscounted value as at May 1	$13,166,000	$11,992,000	$472,000
Extensions and discoveries	-	1,308,100	-
Dispositions	(815,000)	-	(17,900)
Production	(166,068)	(1,904,800)	(481,100)
Revisions of prior volume estimates	28,436	-	10,806,300
Revisions of pricing	1,301,632	1,770,700	1,212,700
Undiscounted value as at April 30	$13,515,000	13,166,000	11,992,000
10% discount factor	(4,168,000)	(3,225,000)	(3,286,000)
Standardized measure	$9,347,000	$9,941,000	$8,706,000

As we reported on our Current Report on Form 6-K, filed with the Securities and Exchange Commission on July 29, 2012, we have entered into a non-binding letter of intent with Petro River Oil, LLC, a privately held Delaware limited liability company (“Petro LLC”) that would result in Petro acquiring Petro LLC for common stock, the name of the Company being changed to Petro River Oil Corp. and the Company domesticated to Delaware (the "Merger Transaction"). The letter of intent also contemplates that our board will consist of 5 members, 4 of which will be nominated by Petro LLC. Currently, it is intended that, post-Merger Transaction, current common stockholders of Petro will own approximately 2% of the issued and outstanding shares of the Company, holders of our Preferred shares and notes approximately 18% and holders of shares and notes of Petro LLC approximately 80%. Additionally, in advance of the closing of the Merger Transaction, our stockholders approved, and we completed, the name change to Petro River Oil Corp., our continuation/domestication to Delaware, and the election of the directors nominated by Petro LLC.

Item 4A.	Unresolved Staff Comments

None.

Item 5.	Operating and Financial Review and Prospects

A. Operating Results

The following discussion of our financial condition and results of operations for the fiscal year ended April 30, 2012, should be read in conjunction with our consolidated financial statements prepared in accordance with U.S. GAAP and related notes included elsewhere in this annual report. The following discussion may contain forward-looking statements that reflect our current plans, estimates and beliefs and involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to such differences include those discussed below and elsewhere in this annual report.

Effective June 20, 2011, the Company’s share capital was reverse split on a one-for-ten basis. All common share, preferred share, warrant and stock option figures disclosed herein are reported on a post reverse split basis.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company’s significant accounting policies are described in Note 4 to the annual consolidated financial statements for the years ended April 30, 2012, April 30, 2011 and April 30, 2010 respectively. The consolidated financial statements are prepared in conformity with U.S. GAAP.

Effective May 1, 2010, the Company started using generally accepted accounting principles in the United States (“US GAAP”) retrospectively to prepare its consolidated financial statements. The decision to change to US GAAP was made to enhance communication with shareholders and other investors and improve the comparability of financial information reported with competitors and peer group companies.

The accounting policies set out in note 4 have been applied consistently to all periods presented in these audited consolidated financial statements.

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

Significant estimates used in the preparation of these financial statements include estimates of oil and gas reserves and resources and the estimated value of the unproved properties, fair value of the Preferred A Shares at the date of their exchange estimates for Preferred B shares, derivative fair values, stock-based compensation fair values and estimated cost and timing related to asset retirement obligations.

Certain fair value estimates are based on expected volatility of the Company’s share price. In years 2012 and 2011, the Company used a volatility rate based on peer entities rather than historical trading prices of its common shares as used in 2010 and prior years. The volatility of peer entities is considered more representative for the Company due to the dilutive impact of financings completed in 2011 and the limited trading of the Company’s shares on the OTC Bulletin Board.

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

Management concluded that for the year ended April 30, 2012, an impairment was necessary after analyzing the current capitalization of the Company and its capital needs, and its lack of success in raising funds necessary to commercialize its assets.

As a result of these considerations, the Company’s current and foreseeable inability to develop these properties due to capital constraints, the Company recorded a $16,380,166 impairment charge on its properties during the year ended April 30, 2012, $12,848,677 for the year ended April 30, 2011, and $1,162,545 for the year ended April 30, 2010.

Canadian Disclosure Requirements

National Instrument 51-101 - Standards of Disclosure for Oil and Gas Activities (“NI 51- 101”) imposes oil and gas disclosure standards for Canadian public companies engaged in oil and gas activities. We have provided and continue to provide disclosure which complies with the annual disclosure requirements of NI 51-101, however as an SEC Issuer (as such term is defined under National Instrument 51-102 - Continuous Disclosure Obligations ("NI 51-102")) we are entitled to file our U.S. filings, under some circumstances, in place of continuous disclosure materials set forth in NI 51-102 for Canadian reporting issuers. However, our U.S. filings also contain reserves disclosure prepared in accordance with U.S. disclosure requirements. We have obtained an exemption order from the Alberta Securities Commission dated April 5, 2012, exempting us from certain requirements of NI 51-101 to permit us to provide disclosure prepared in accordance with U.S. disclosure requirements, in addition to the Canadian protocol disclosures.

The practice of preparing production and reserve quantities data under Canadian disclosure requirements differs from the U.S. reporting requirements. The primary differences between the two reporting requirements include:

●	the Canadian standards require disclosure of proved and probable reserves, while the U.S. standards require disclosure of only proved reserves;
●	the Canadian standards require the use of forecast prices in the estimation of reserves, while the U.S. standards require the use of 12-month average prices which are held constant;
●	the Canadian standards require disclosure of reserves on a gross (before royalties) and net (after royalties) basis, while the U.S standards require disclosure on a net (after royalties) basis;
●	the Canadian standards require disclosure of production on a gross (before royalties) basis, while the U.S. standards require disclosure on a net (after royalties) basis; and
●	the Canadian standards require that reserves and other data be reported on a more granular product type basis than required by the U.S. standards.
●	This supplementary oil and natural gas information is provided in accordance with the United States Financial Accounting Standards Board (“FASB”) Topic 932 – “Extractive Activities – Oil and Gas”.

We retain qualified independent reserves evaluators to evaluate our proved oil reserves. We do not have any natural gas reserves. For the years ended April 30, 2012, 2011 and 2010 the reports by GLJ Petroleum Consultants (“GLJ”) covered 100% of our oil reserves.

Fair Value of the Company’s Common Shares, Options and Warrants and Derivatives

We used valuation techniques that rely on unobservable inputs for its derivatives to estimate their fair values such as expected volatility rates comparable to peer companies. The Company evaluates all financial instruments for freestanding and embedded derivatives. Warrants and conversion features related to convertible notes and preferred shares do not have readily determinable fair values and therefore require significant management judgment and estimation. Changes in the fair value of these derivatives during each reporting period are included in the statement of operations. Inputs into the Binomial pricing model require estimates, including such items as estimated volatility of the Company’s stock and the estimated life of the financial instruments being fair valued.

While on the date of issuance, the Company used a Black Scholes pricing model, the fair value of options and warrants granted and the conversion feature of convertible notes were as valued subsequent to issuance based on binomial pricing models, which use the common share fair value on the grant date as an input.

RECENT ACCOUNTING PRONOUNCEMENTS

In July 2012, the FASB issued the Accounting Standards Update or ASU, 2012-02, Intangibles-Goodwill and Other: Testing Indefinite-Lived Intangible Assets for Impairment, that allows entities to have the option first to assess qualitative factors to determine whether the existence of events and circumstances indicates that it is more likely than not that the indefinite-lived intangible asset is impaired. If, after assessing the totality of events and circumstances, an entity concludes that it is not more likely than not that the indefinite-lived intangible asset is impaired, then the entity is not required to take further action to determine the fair value of the indefinite-lived intangible asset and perform the quantitative impairment test by comparing the fair value with the carrying amount in accordance with ASC 350-30. An entity also has the option to bypass the qualitative assessment for any indefinite-lived intangible asset in any period and proceed directly to performing the quantitative impairment test. An entity will be able to resume performing the qualitative assessment in any subsequent period. The guidance is effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012, with early adoption permitted. The Company does not expect the adoption of these provisions to have a significant effect on its financial statements.

In December 2011, the FASB issued the ASU 2011-12, Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05, that deferred the effective date for amendments to the presentation of reclassifications of items out of other comprehensive income. ASU 2011-12 was issued to allow the FASB time to redeliberate the presentation requirements for reclassifications out of accumulated other comprehensive income for annual and interim financial statements for public, private, and non-profit entities. During the redeliberation period, entities will continue to report reclassifications out of accumulated other comprehensive income using guidance in effect before ASU 2011-05 was issued. ASU 2011-05 is to be applied retrospectively and is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2011. The Company does not expect the adoption of these provisions to have a material effect on its financial statements.

Results of Operations

Effective June 20, 2011, the Company completed a reverse split on a one-for-ten basis. All common share, preferred share, warrant and stock option figures disclosed herein are reported on a post reverse stock split basis.

Fiscal Year Ended April 30, 2012 Compared to Fiscal Year Ended April 30, 2011

	Years ended April 30
	2012	2011
Revenue and other income
Oil and natural gas sales	$436,386	$1,565,963
Total Income	436,386	1,565,963

Operating Expenses
Operating	1,963,969	3,470,746
Impairment of oil and gas assets	16,380,166	12,848,677
General and administrative	1,890,791	3,307,060
Depreciation, depletion and accretion	333,614	844,160
Total Expenses	20,568,540	20,470,643

Operating loss	(20,132,154)	(18,904,680)

Other (income) expenses
Interest and Other Income	(18,580)	(16,213)
Interest and accretion	3,856,833	1,512,443
Foreign exchange (gain) loss	6,849	(86,959)
Extinguishment of debt	(250,000)	-
Rent Settlement	(50,000)	-
Change in fair value of derivatives	(13,573,776)	9,395,435
Total other (income) expenses	(10,028,674)	10,804,706

Net Loss	$(10,103,480)	$(29,709,386)

Net loss attributable to common stockholders	$(15,810,184)	$(30,329,193)

Total Comprehensive Loss	$(10,065,974)	$(29,993,157)

Net Loss attributable to common stockholders per Common Share – Basic and Diluted	$(1.12)	$(2.27)

Weighted Average Number of Common Shares Outstanding	14,078,947	13,387,166

Oil Sales

During the year ended April 30, 2012, the Company’s Missouri properties produced 5,584 barrels of oil and sold 5,789 barrels of oil at an average price (net of royalties) of $76.75 per barrel as compared to 2011 production of 26,549 barrels of oil at an average price (net of royalties) of $59 per barrel. Production decreased due to insufficient capital to sustain operations, which resulted in a suspension of production in September 2011.

Interest and Other Income

During the year ended April 30, 2012 interest on other income of $18,580 consisted mainly of interest on a long-term receivable, as compared interest and other income for the year ended April 30, 2011 of $16,213 which consisted mainly of interest earned from July 2010 to April 2011 on the long-term receivable at U.S bank prime rate plus 3%.

Operating Expenses

During the year ended April 30, 2012, operating expenses were $1,963,969 ($351.71 per barrel), as compared to operating expenses for the year ended April 30, 2011, of $3,470,746 ($131 per barrel). The decrease in operating expenses primarily is the result of reduced production as a result of a suspension of production due to insufficient capital to sustain operations.

General and administrative expenses

General and administrative expenses for the year ended April 30, 2012 were $1,890,791, as compared to $3,307,060 for the comparable prior year period. The reduction in these expenses is attributable primarily to a decrease in stock based compensation in the amount of $862,789, a decrease in professional fees of $869,345 which was offset by an increase in office and administrative expenses of $243,994.

	Year ended April 30
	2012	2011
Stock-based compensation:
Stock options	$22,371	$575,835
Compensation warrants	-	152,010
Consulting warrants	-	166,810
Shares issued for services	-	-
Less: capitalized portion	-	(9,495)
	$22,371	885,160
Salaries and benefits	1,007,929	1,063,706
Professional fees	234,925	1,104,290
Investor relations	100,928	64,818
Office and administrative	569,253	325,259
Information technology	49,973	44,364
Less: capitalized portion	(94,588)	(180,537)
	1,868,420	2,421,900
	$1,890,791	$3,307,060

Interest and accretion expense

Interest and accretion expense is related to the interest and accretion on the Junior and Senior notes and for the year ended April 30, 2012 was $3,684,545, as compared to $1,412,086 for the comparable prior year period. The increase in interest and accretion expense for the current fiscal year primarily is attributable to the Company having recorded default interest at a rate of 15% as compared to rates ranging from 7.5% to 12% during fiscal year ending April 30, 2011.

Foreign exchange gain/loss

Foreign exchange (gain) loss for the year ended April 30, 2012 was $6,849, as compared to ($86,959) for the prior year period, and is comprised of gains on the translation of U.S. dollar denominated transactions and balances to Canadian dollars in the first quarter, partially offset by losses on the translation of Canadian dollar denominated transactions and balances to U.S dollars in the second, third and fourth quarters, both due to a weakening U.S. dollar.

Change in fair value of derivatives

The fair value of our derivative liabilities decreased for the year ended April 30, 2012 by $13,573,776, as compared to an increase in the fair value of $9,395,435 for the year ended April 30, 2011.

The decrease in the fair value of the following derivative liabilities is recognized in the consolidated statement of operations as change in fair value of derivatives expense:

	Preferred A Warrants	Preferred Shares	Preferred B Option/Warrants	Note conversion features	Warrants	Consulting warrants	Total
Balance, April 30, 2011	3,219,700	-	5,122,294	2,869,630	2,796,890	491,380	14,499,894
Exercise of Preferred B Options (b)	-	-	(4,846,941)	-	-	-	(4,846,941)
Expiry of Preferred B Options (b)	-	-	(661,259)	-	-	-	(661,259)
Preferred B Shares and Warrants (b)	-	1,662,100	3,677,600	-	-	-	5,339,700
Change in fair value	(3,038,040)	(1,635,701)	(3,014,510)	(2,697,876)	(2,697,876)	(480,591)	(13,573,776)
Balance, April 30, 2012	$181,660	$26,399	$277,184	$171,754	$89,832	$10,789	$757,618

Fiscal Year Ended April 30, 2011 Compared to Fiscal Year Ended April 30, 2010

	Years ended April 30
	2011	2010
Revenue and other income
Oil and natural gas sales	$1,565,963	$1,575,150
Total Income	1,565,963	1,575,150

Operating Expenses
Operating	3,470,746	3,955,084
Impairment of oil and gas assets	12,848,677	1,162,545
General and administrative	3,307,060	3,193,449
Depreciation, depletion and accretion	844,160	293,113
Total Expenses	20,470,643	8,604,191

Operating loss	(18,904,680)	(7,029,041)

Other (income) expenses
Interest and Other Income	(16,213)	(6,073)
Interest and accretion	1,512,443	-
Foreign exchange (gain) loss	(86,959)	98,225
Extinguishment of debt		-
Rent Settlement		-
Change in fair value of derivatives	9,395,435	829,166
Total other (income) expenses	10,804,706	921,318

Net Loss	$(29,709,386)	$(7,950,359)

Net Loss attributable to common stockholders	$(30,329,193)	$(8,169,154)

Total Comprehensive Loss	$(29,993,157)	$(2,966,333)

Net Loss attributable to common stockholders per Common Share – Basic and Diluted	$(2.27)	$(0.61)

Weighted Average Number of Common Shares Outstanding	13,387,166	13,325,545

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

Interest and Other Income

2011 interest income is mainly interest earned from July 2010 to April 2011 on the long-term receivable at U.S bank prime rate plus 3%. 2010 interest income was earned on bank balances.

Operating expenses

During the year ended April 30, 2011, the Company incurred $3,470,746 ($131 per barrel) of operating costs compared to $3,955,084 ($133 per barrel) in 2010.

Impairment of oil and gas assets

See Operational and Project Review section.

General and administrative expenses

	Year ended April 30
	2011	2010
Stock-based compensation:
Stock options	$575,835	$500,293
Compensation warrants	152,010	-
Consulting warrants	166,810	-
Shares issued for services	-	7,638
Less: capitalized portion	(9,495)	(50,846)
	885,160	457,085
Salaries and benefits	1,063,706	1,401,257
Professional fees	1,104,290	460,101
Investor relations	64,818	45,177
Office and administrative	325,259	938,534
Information technology	44,364	52,754
Less: capitalized portion	(180,537)	(161,459)
	2,421,900	2,736,364
	$3,307,060	$3,193,449

The primary variances in general and administrative expenses for the 2011 periods as compared to the 2010 periods are as follows:

●	Stock-based compensation expense is higher in 2011 due to the granting of:
●	500,000 stock options in January 2011 and 802,000 stock options in April 2011;
●	480,000 compensation warrants in April 2011; and
●	720,000 consulting warrants in July 2010 and 2,000,000 consulting warrants in December 2010;
●	Salaries and benefit costs increased in the fourth quarter of 2011 due to the hiring of a new president in January 2011. Annual salaries and benefits costs are lower in 2011 due to reduced staffing levels for the majority of the year;
●	Professional fees, consisting of legal, audit, accounting and tax advisory fees, increased due to services related to financial reporting and regulatory compliance and the Company’s dispute with its landlord (see Contingency and Contractual Obligation section);
●	Investor relations expenses increased in 2011 related to the Company’s efforts to raise investor awareness of the Company;
●	Office and administrative costs decreased due to management’s efforts to reduce costs, the closing of a field office in Missouri and no Calgary office lease payments made since December 2009 (see Contingency and Contractual Obligation section); and
●	Information technology costs decreased in 2011 due to a reduction in the outsourcing of technology services.

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

B. Liquidity and Capital Resources

As at April 30, 2012, the Company had a working capital deficiency of approximately $4.5 million.

During September 2011 and, again, in August 2012, the Company was cease traded by the Alberta and British Columbia Securities Commissions for failure to file certain financial information – See Legal Proceedings below. The Company made the required filings with regard to the 2011 cease trade orders and the Alberta and British Columbia cease trade orders were rescinded. The Company intends to make the required filings with regard to the 2012 cease trade orders and believes that the Alberta and British Columbia cease trade orders will be rescinded. However, as of the date of the filing of this report the cease trade orders have not been rescinded and no assurances can be given as to when or if they will be rescinded. Until these cease trade orders are rescinded the Company’s ability to raise capital is significantly restricted.

Our current capital and our other existing resources will not be sufficient to provide working capital for the balance of 2012, and the revenues generated will not be sufficient to fund our operations or planned growth. In addition, when our Senior Notes and Junior Notes come due the Company currently lacks the resources to repay them. While the Company plans on renegotiating the terms of the Senior Notes and Junior Notes there can be no assurance that the Company will be successful and the Senior Note and Junior Note holders may demand repayment and or force their security interests against our assets. We will require additional capital to continue to operate our business and to further expand our exploration and development programs. We may be unable to obtain additional capital required. Furthermore, inability to maintain capital may damage our reputation and credibility with industry participants. Our inability to raise additional funds when required may have a negative impact on our consolidated results of operations and financial condition.

As we reported on our Current Report on Form 6-K, filed with the Securities and Exchange Commission on July 29, 2012, we have entered into a non-binding letter of intent with Petro River Oil, LLC, a privately held Delaware limited liability company (“Petro LLC”) that would result in Petro acquiring Petro LLC for common stock, the name of the Company being changed to Petro River Oil Corp. and the Company domesticated to Delaware (the "Merger Transaction"). It is intended that, post-Merger Transaction, on a consolidated basis, Petro will have cash and cash equivalents of approximately $7 million, which we believe will be sufficient to fund our general administrative and operating expenses for the next three fiscal years.

Investing Activities

During the year ended April 30, 2012, the Company incurred $243,409 of expenditures on oil and gas assets compared to $1,361,890 in 2011 and $941,332 in 2010.

On July 30, 2010, the Company and MP1 entered into an arrangement whereby the Company acquired MP1’s 10% working interest in the projects in exchange for a 2.75% gross overriding royalty interest effective July 1, 2010. Under this arrangement, the Company converted a receivable related to joint venture capital and operating costs owing by MPI on its Marmaton River and Grassy Creek projects in Missouri to a promissory note and the Company will recover the balance of the amount due from 50% of the gross overriding royalty payments to MP1. During the time the long term receivable is outstanding, the Company will receive interest on the outstanding balance at the U.S. bank prime rate plus three percent (3%). As at April 30, 2012, management reported an allowance of $302,536.

During the years ended April 30, 2012, 2011 and 2010 the Company received proceeds of $431,989, $Nil and $2,391,077 from the disposition of oil and gas assets and equipment. The company had net cash provided by (used in) investing activities of $953,243, ($1,367,825) and $1,475,848 for the years ended April 30, 2012, 2011 and 2010 respectively.

Financing Activities

During the year ended April 30, 2012, the Company received proceeds from the sale of preferred shares of $1,759,900 as compared to $6,114,248 provided by all financing activities in year ended April 30,2011 and $2,136,950 in year ended April 30, 2010.

Capitalization

Effective June 20, 2011, the Company’s common shares were reverse split on a one-for-ten basis. All common share, preferred share, warrant and stock option figures disclosed herein are reported on a post reverse stock split basis.

The number of outstanding shares and the number of shares that could be issued if all convertible instruments are converted to shares is as follows:

As at	April 30 2012	April 30 2011	April 30 2010
Common shares	14,078,947	14,078,947	13,328,947
Preferred A Shares	-	-	34,592,950
Preferred A Warrants	19,250,000	19,250,000	15,400,000
Preferred B Shares	8,799,995	10,000,000	20,000,000
Preferred B Warrants	15,399,125	17,500,000	10,000,000
Senior I Notes	12,646,000	11,750,000	–
Senior I Warrants	12,500,000	12,500,000	–
Senior II Notes	23,000,000	23,000,000	–
Senior II Warrants	9,200,000	9,200,000	–
Junior Notes	12,988,903	12,505,340	–
Consulting Warrants	2,720,000	2,720,000	–
Stock Options	775,000	1,404,300	1,069,800
Compensation Warrants	480,000	480,000
	131,837,970	134,388,587	94,391,697

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

F. Tabular Disclosure of Contractual Obligations

In January 2010, the Company experienced a flood in its office premises as a result of a broken water pipe. There was significant damage to the premises rendering them unusable until remediation had been completed by the landlord. Pursuant to the lease contract, the Company has asserted that rent should be abated during the remediation process and accordingly, the Company has not paid rent since December 2009. During the remediation process, the Company engaged an independent environmental testing company to test for air quality and for the existence of other potentially hazardous conditions. The testing revealed the existence of potentially hazardous mold and the consultant provided specific written instructions for the effective remediation of the premises. During the remediation process, the landlord did not follow the consultant’s instructions and correct the potentially hazardous mold situation and subsequently in June 2010 gave notice and declared the premises to be ready for occupancy. The Company re-engaged the consultant to re-test the premises and the testing results again revealed the presence of potentially hazardous mould. The Company has determined that the premises are not fit for re-occupancy and considers the landlord to be in default of the lease and the lease terminated.

The landlord disputes the Company’s position and has given notice that it considers the Company to be in default of the lease for failure to re-occupy the premises.

In addition, the landlord has claimed that the Company owes monthly rent for the premises from January 2010 to June 30, 2010 in the amount of $247,348 and has claimed that, as a result of the alleged default, pursuant to the terms of the lease, the Company owes three months accelerated rent in the amount of $114,837. The landlord has also asserted that the Company would be liable for an amount up to the full lease obligation of $1,596,329 which otherwise would have been due as follows:

Year Ended April 30
2012	$473,055
2013	473,055
2014	473,055
2015	177,164
Thereafter	-
Total	$1,596,329

To date, no legal action has been commenced by the landlord and the cost, if any, to the Company is not determinable. Accordingly, no amounts related to rent or the disputed lease obligation have been recorded in these financial statements.

At April 30, 2012 pursuant to employment agreements with a senior officer, the Company is obligated to pay approximately $200,000 under certain events around employment termination.

Item 6.	Directors, Senior Management and Employees

A. Directors, Senior Management

Set forth below are the name, age, principal position and a biographical description of each of our directors and executive officers:

Name and Age	Position
Tim L. Morrison (39)	Chief Executive Officer, Secretary and Chairman of the Board of Directors, resigned effective January 23, 2012
George Orr (51)	Director, resigned effective June 27, 2012
M. Elden Schorn (73)	Director, resigned effective June 27, 2012
Fred S. Zeidman (66)	Director since November 2009
Jeffrey Freedman (65)	Chief Financial Officer, Chief Executive Officer effective January 23, 2012
Pat McCarron (63)	Vice President, Operations since June 2008
Scot Cohen (43)	Director, elected September 7, 2012
Ruben Alba (39)	Director, elected September 7, 2012
Daniel Smith (40)	Director, elected September 7, 2012
Glenn C. Pollack (54)	Director, elected September 7, 2012

Tim Morrison

Mr. Morrison was named President and Chief Executive Officer of Gravis Oil (formerly MegaWest Energy Corp.) on January 4, 2011, Secretary on March 10, 2011 and a director on April 29, 2011. He resigned from the Company effective January 23, 2012. Prior to joining the Company, he served as Chief Operating Officer of Cox Operating LLC and Cox Oil LLC, a Dallas-based oil and gas production company. Earlier in his career, Mr. Morrison spent five years with Halliburton Energy Services, where he served as District Manager of the San Juan and Raton Basin oil fields. He holds a B.S. degree in Chemical Engineering from Texas Tech University.

George Orr

Mr. Orr served as a director since December 2006 and resigned effective June 27, 2012. From December 2006 to October 2008 and again from February 14, 2011 to June 30, 2011 Mr. Orr served as our Chief Financial Officer. Mr. Orr is a Chartered Accountant.

Elden Schorn

Mr. Schorn served as a director since April 2011 and resigned effective June 27, 2012. Mr. Schorn served as Vice President of the British Columbia Region for the Canadian Manufacturers and Exporters Association. Earlier in his career, Mr. Schorn served as Consul and Senior Investment Advisor for the Canadian Consulate in New York City. Mr. Schorn received his undergraduate degree from the University of British Columbia and did additional course work at the University of Alberta.

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

Scot Cohen

Mr. Cohen was elected to serve as a director on September 7, 2012. Mr. Cohen is the Co-founder of Iroquois Capital, a New York based hedge fund. He is also the Co-founder and Managing Director of Iroquois Capital Opportunity (ICO), a private equity fund focused on investments in U.S. onshore oil and gas. Mr. Cohen remains actively involved in a wide variety of charitable organizations. Most notably, Mr.Cohen serves as the Founder and Chairman of the National Foundation for Veteran Redeployment, a non-profit providing scholarships, job placement assistance and mentoring to veterans interested in careers in the oil and gas industry. Mr.Cohen holds a Bachelors of Science degree from Ohio University.

Ruben Alba

Mr. Alba was elected to serve as a director on September 7, 2012. Mr. Alba spent the majority of his career with both Halliburton Energy Services and Superior Well Services, overseeing regional technical staff and operations. In this capacity, Mr.Alba introduced a number of new and novel technologies involving new fluid chemistry to the industry, as well as completion processes to reservoirs requiring cutting edge technology, where he holds three US Patents. Mr. Alba received his B.S in Chemical Engineering from New Mexico State University and has been active in the oil and gas industry since 1997.

Daniel Smith

Mr. Smith was elected to serve as a director on September 7, 2012. Mr.Smith is a registered Professional Engineer in Petroleum Engineering and has over 15 years of experience in the oil and gas industry. Mr. Smith spent his career at XTO Energy where he served as an Operations Engineer specializing in hydraulic fracturing and artificial lift. Mr. Smith was directly responsible for managing fields producing in excess of 100 million cubic feet of natural gas per day and worked on numerous drilling projects ranging from the Marcellus Shale to the Permian Basin.

Glen C. Pollack

Since 2001, Mr. Pollack has been a Managing Director of Candlewood Partners, LLC, a merchant bank focused on middle market capital formation, mergers and restructurings. He was the CEO of $1 billion container terminal project in Damietta, Egypt from February 2009 to March 2012. Mr. Pollack graduated in 1980, from Boston University with a BSBA degree in Accounting.

Jeffrey Freedman

Mr. Freedman has been our Chief Financial Officer since July 2011 and effective January 23, 2012 became Interim Chief Executive Officer until being appointed Chief Executive Officer effective September 7, 2012. Between 2009 and 2011, Mr. Freedman served as Vice President of Corporate Development for SulphCo Inc., a publicly traded crude oil field technology oil service company. Mr Freedman also served as a founding stockholder, executive and director of Allis-Chalmers Energy Inc., serving on that company's Board of Directors from 2002 to April 2007. Earlier in his career, Mr. Freedman served as Managing Director for Oilfield Services and Equipment for Prudential Securities and Smith Barney. He holds a B.A. degree in Finance from Babson College and an M.B.A. from the Stern School of Business at New York University.

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

Corporate Cease Trade Orders

Except as disclosed below, no current director, or current officer has, within the past ten years, been a director, chief executive officer or chief financial officer of any other issuer that, while that person was acting in that capacity:

a)	was subject to a cease trade order that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or

b)	was subject to a cease trade order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer,

Mr. Zeidman was a director MegaWest Energy Corp. (now Petro), an OTC reporting issuer when on September 7, 2010, and September 8, 2010, the Alberta Securities Commission and BC Securities Commission each issued a Cease Trade Order in the trading of the company. The Cease Trade Orders were issued as a result of the company’s failure to file an annual information form, audited annual financial statements, annual management discussion and analysis and certificates in respect of the annual filings for the year ended April 30, 2010. The Cease Trade Orders were revoked by both the Alberta and BC Securities Commission on October 22, 2010. Mr. McCarron was the Vice President, Operations at the time of the cease trade orders.

Mr.Zeidman was a director of the Company when it was cease traded on September 7, 2011 by the Alberta Securities Commission and on September 8,2011 by the BC Securities Commission as a result of the company’s failure to timely file an annual information form, audited annual financial statements, annual management discussion and analysis and accompanying certificates for the year ended April 30,2011. The Cease Trade Orders were rescinded on June 5, 2012 pursuant to the Company having filed the required documents. At the time of the issuance of the Cease Trade Orders, Mr. Freedman was the Chief Financial Officer and Mr. McCarron was the Vice President , Operations.

Mr. Zeidman was a director of the Company when it was placed on the List of Defaulting Issuers by the British Columbia Securities Commission on August 29, 2012, and when it subsequently became subject to cease trade orders issued by the Alberta Securities Commission and the British Columbia Securities Commission on August 31, 2012 and September 10, 2012, respectively. The cease trade orders were issued as a result of the Company failing to file certain required disclosure under applicable Canadian securities laws including the Company’s annual information form, annual audited financial statements, annual management’s discussion and analysis, and certification of annual filings for the year ended April 30, 2012. The Company remains on the List of Defaulting Issuers, and the cease trade orders remain in effect as at the date of this form. At the time that the Company was placed on the List of Defaulting issuers and of the issuance of both cease trade orders, Mr. Freedman was the Chief Financial Officer and Mr. McCarron was the Vice President, Operations. At the time of the cease trade order issued by the British Columbia Securities Commission, Messrs. Cohen, Alba, Smith and Pollack were directors of the Company, having been elected on September 7, 2012.

Corporate and Personal Bankruptcies

Except as disclosed below, no current director, current officer, or promoter of the Company, or a current shareholder of the Company holding a sufficient number of securities of the Issuer to affect materially the control of the Company or a personal holding company of any such persons,

a)	is, as at the date of this Annual Report, or has been within the 10 years before the date of this Annual Report, a director or executive officer of any company (including Petro) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

b)	has, within the 10 years before the date of this Annual Report become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or has been subject to or has instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

Mr. Zeidman was a director of a small, development stage technology company that became insolvent and declared bankruptcy prior to the technology becoming viable.

Penalties or Sanctions

No current director or executive officer of the Company, or a shareholder of the Company holding a sufficient number of securities of ours to affect materially the control of the company, has been subject to:

a)	any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

B. Compensation

Introduction

The purpose of this Compensation Discussion and Analysis is to provide information about the Company's philosophy, objectives and processes regarding compensation for the Named Executive Officers of the Company (NEOs or Named Executive Officers). It explains how decisions regarding executive compensation are made by the Board of Directors and the reasoning behind these decisions. All members of the Board of Directors are required to have expertise and experience in compensation, and other human resource areas.

As at the date hereof, the Company has the following two NEOs:

Jeffrey Freedman	Interim Chief Executive Officer and Interim Chief Financial Officer ("CEO")

Pat McCarron	Vice President, Operations

Compensation Philosophy and Objectives of Compensation Programs

The Board of Directors determines the compensation to be paid or awarded to the NEOs of the Company. The Board has sought to encourage advancement of exploration projects and growth in reserves, in order to enhance stockholder value. To achieve these objectives, the Company believes it is critical to create and maintain compensation programs that attract and retain committed, highly qualified personnel by providing appropriate rewards and incentives and that align the interest of the officers of the Company with those of the Stockholders to provide incentive to the officers to enhance shareholder value. However, as a junior exploration company the Company has been constrained by the amount of capital it has available to it. Additionally, the Company was subject to cease trade orders until June 6, 2012 issued by the Alberta Securities Commission and the British Columbia Securities Commission which significantly reduced its ability to fund operations.

The Company has sought new business opportunities, including a proposed restructuring transaction announced June 27, 2012. As a result of the Company ceasing operations during the last fiscal year, compensation for the CEO was based on time spent pursuing and negotiating potential new business transactions, maintaining the Company’s regulatory filings and managing the Company's strategic direction. Similarly, compensation for the Vice President, Operations was based on time spent dealing with ongoing operational issues and assisting with the preparation of requisite regulatory filings. If and when the Company resumes full operations, compensation for the NEOs is expected to be re-evaluated in the specific circumstances. During the last fiscal year, compensation for the NEOs consisted of three elements: contract rate or base salary, long-term equity incentives and benefits (however compensation may include a bonus under some circumstances). The following provides an overview of the three elements of compensation excluding benefits.

Compensation Element	Type of Compensation	Name of Plan	Performance Period	Form of Payment
Contract Rate/Base Salary(1)	Hourly rate/Annual - Fixed Pay	Salary Program	1 year	Cash
Bonus	Annual - Variable Pay	N/A	1 year	Cash or shares
Long-Term Equity Incentives	Long Term - Variable Pay	Option Plans	up to 5 years	Options for Common Shares

Note:

(1)	As a result of a significant operational and financial difficulties, compensation of the CEO for the year ended April 30, 2012 was determined on an ad hoc basis by the Board to ensure management continued with the Company.

How the Company Determines the Amount for Each Element

As indicated above, executive compensation is the responsibility of the Board.

During the fiscal year ended April 30, 2012, the Board had no formal meetings dedicated to compensation because of the other significant issues facing the Company.

Under ideal circumstances, the Board uses data which, at its reasonable discretion, it believes to be relevant, to ensure that the Company is maintaining a level of compensation that is both commensurate with the size of the Company and sufficient to retain personnel it considers essential to the success of the Company. In reviewing comparative data, the Board does not engage in benchmarking for the purpose of establishing compensation levels relative to any predetermined point. In the Board's view, external and third-party survey data provides an insight into external competitiveness, but it is not an appropriate basis for establishing compensation levels for us. This is primarily due to the differences in the size of comparable companies and the lack of sufficient appropriate matches to provide statistical relevance. Additionally, compensation payable to the NEOs for similarly placed junior exploration entities is frequently nil or nominal, thus such comparatives are typically of little value.

In the process used by the Board to establish and adjust executive compensation levels, the Board may consider third-party survey data (although no such data was considered in the year ended April 30, 2012), along with an assessment of individual performance, experience and potential to contribute to operations and growth of the Company. The Board can exercise both positive and negative discretion in relation to the compensation awards and its allocation between cash and non-cash awards.

The CEO of the Company may make recommendation to the Board regarding total compensation to the officers of the Company (excluding the CEO), including contract rate or base salaries and long-term equity incentive grants. These recommendations are considered by the Board against information derived from publicly available information and adjusted, as applicable, for inflation and anticipated increases in the current year.

Contract Rate/Salary. The contract rate or base salary represents the fixed element of the NEOs cash compensation. The contract rate or base salary reflects economic considerations for each individual's level of responsibility, expertise, skills, knowledge and performance, as well as the overall success of the Company's operations during the fiscal year (with due consideration to financial and operational challenges during the past fiscal year). The contract rate or base salary for the NEOs of the Company are typically reviewed annually by the Board.

Annual Cash Bonus Awards. The Board has the authority, based upon management recommendations, to award discretionary annual bonuses to the executive officers. The annual discretionary bonuses are intended to compensate officers for achieving superior financial and operational goals of the Company. The discretionary annual bonus may be paid in cash or shares in an amount reviewed with management and recommended by the Board and approved by the Board. The actual amount of bonus is determined following a review of each executive's individual performance.

Bonuses awarded by the Board are intended to be competitive with the market while rewarding senior executives for meeting qualitative goals, including delivering near-term financial and operating results, developing long-term growth prospects, improving the efficiency and effectiveness of business operations and building a culture of teamwork focused on creating long-term stockholder value. Consistent with a flexible nature of the annual bonus program, the Board does not assign any specific weight to any particular performance goal nor is any specific weight assigned to the performance goals in the aggregate. The Board considers not only the Company's performance during the year with respect to the qualitative goals, but also with respect to market and economic trends and forces, extraordinary internal and market-driven events, unanticipated developments and other extenuating circumstances. In sum, the Board analyzes the total mix of available information on a qualitative, rather than quantitative, basis in making bonus determinations. No cash bonuses were awarded to the NEOs during the 2010, 2011 or 2012 reporting periods as a result of the financial and regulatory challenges faced by the Company in those fiscal years.

Long-Term Incentive Programs. The allocation of Options and the terms assigned to those Options are an additional component of the compensation package of the senior officers of the Company. The Company's Option Plans are in place for the purpose of providing Options to the officers. The Board believes that the grant of Options to the executive officers and share ownership by such officers serves to motivate achievement of the Company's long-term strategic objectives and the result will benefit all Stockholders. Options may be awarded to employees of the Company by the Board based upon the recommendation of the CEO, who bases his decision upon the level of responsibility and contribution of the individuals toward the Company's goals and objectives. Also, the Board considers the overall number of Options that are outstanding relative to the number of outstanding Common Shares in determining whether to make any new grants of Options and the size of such grants. The granting of these specific Options is reviewed by the Board for final recommendation to the Board for approval.

Risk Assessment and Oversight. The Board is keenly aware of the fact that compensation practices can have unintended risk consequences. The Board will continually review the Company’s compensation policies to identify any practice that might encourage an employee to expose the Company to unacceptable risks. At the present time, the Company does not believe that its compensation programs encourage excessive or inappropriate risk taking as: (i) the Company’s employees can receive both fixed and variable compensation, and the fixed (salary) portion provides a steady income regardless of the stock value which allows employees to focus on the Company’s business; (ii) the employee Option Plans encourage a long-term perspective due to the vesting provisions of the Options; and (iii) the significant challenges faced by the Company in the last fiscal year were indicative of the a low risk profile for such activities as the continuing involvement of the NEOs is predicated by a long-term view to success and value for the Company.

Although the Company does not have a policy which prohibits any NEO or director from purchasing financial instruments designed to hedge or offset a decrease in market value of equity securities granted as compensation or held by the NEO or director, to the knowledge of the Company, no NEO or director has entered into any such agreement.

During the year ended April 30, 2012, the Company's operational focus was on surviving significant liquidity challenges that were the result of having limited access to capital. There was no increase in base salaries or other benefits compared to the prior year.

Summary Executive Compensation Table

The following table sets forth a summary of all compensation paid during the period ended April 30, 2012 to the Named Executive Officers and other individuals who served as Named Executive Officers for some period during the year:

Non-Equity Incentive Plan
Compensation
	Fiscal					Long-
	Year		Share-	Option-	Annual	Term
	Year		Based	Based	Incentive	Incentive	Pension	All other
Name and	Ended	Salary	Awards	Awards	Plans	Plans	Value	Comp.	Total Comp.
Principal Position	April 30	($)	($)	($)(1)(6)	($)	($)	($)	($)	($)
Jeffrey Freedman(2) Interim Chief Interim Executive Officer and Interim Chief Financial Officer	2012 2011 2010	120,000 – –	– – –	23,300 – –	– – –	– – –	– – –	– – –	143,300 – –

Pat McCarron(5) Vice President, Operations	2012 2011 2010	185,040 185,040 185,040	– – –	– 35,618 –	– – –	– – –	– – –	– – –	185,040 220,658 185,040

Tim Morrison(3) former Chief Executive Officer, President and Secretary	2012 2011 2010	130,769 61,359 –	– – –	– 128,560 –	– – –	– – –	– – –	– – –	130,769 189,919 –

George Orr(4)(5) former Chief Financial Officer	2012 2011 2010	83,872 22,496 –	– – –	– 72,818 –	– – –	– – –	– – –	– – –	83,872 106,368 –

Notes:

(1)	"Options" includes all options granted by us as compensation for employment services or office.
(2)	Mr. Freedman has been the interim Chief Financial Officer since July 1, 2011 and has acted as Interim Chief Executive Officer since Mr. Morrison's resignation on January 23, 2012.
(3)	Mr. Morrison was the Chief Executive Officer, President and Secretary of the Company from January 1, 2011 until his resignation on January 23, 2012.
(4)	Mr. Orr was the Chief Financial Officer from February 14, 2011 to June 30, 2011. Mr. Orr resigned from the Company as a director on June 27, 2012. Mr. Orr’s personal holding company was paid $22,496 for consulting services during the year ended April 30, 2011, and $83,872 for the year ended April 30, 2012.
(5)	The options granted in 2011 were issued on April 5, 2011 at $0.50 and expire April 5, 2014. In conjunction with the issuance of these Options, Mr. Orr forfeited 30,000 previously issued Options at $1.50, and Mr. McCarron forfeited 90,000 previously issued Options at $1.50.
(6)	The fair value of the options granted is obtained by multiplying the number of options granted by their value established according to the Black - Scholes pricing model. This value is the same as the fair value established in accordance with generally accepted accounting principles. The following assumptions were used for options granted in 2012: expected volatility – 100%. The following assumptions were used for options granted in 2011: expected volatility – 130%; risk-free rate – 1.41%; forfeiture rate – 15%; expected life – 3.4 years; dividend yield – 0%. The following assumptions were used for options granted in 2010: expected volatility – 214%; risk-free rate – 2.57%; forfeiture rate – 10%; expected life – 3 years; dividend yield – 0%.

Retirement Benefits

We do not have in place any pension or actuarial plan to provide pension, retirement or similar benefits and no funds were set aside or accrued by our company or our subsidiaries during the fiscal year ended April 30, 2012 to provide pension, retirement or similar benefits.

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

A change of control is defined in the agreement as the occurrence of any of: (a) the purchase or acquisition of shares of our common stock (or securities convertible thereto or carrying the right to acquire our common stock) as a result of which a person or group of persons, acting jointly or in concert, beneficially owns or exercises control or direction over shares of our common stock that would have the right to cast more than 50% of the votes attached to all our common stock; or (b) approval by our stockholders of: (i) an amalgamation, arrangement or combination of our company with another entity pursuant to which our stockholders immediately before such combination do not own securities of the successor or continuing entity which would entitle them to cast more than 50% of the votes attaching to all of our common stock immediately thereafter; (ii) a liquidation, dissolution or winding-up of our company; (iii) the sale, lease or other disposition of all or substantially all of the assets of our company; (iv) the election at a meeting of our stockholders of a number of directors, who were not included in the slate for election as directors approved by our prior board of directors, and who would represent a majority of our board of directors, or (v) the appointment of a number of directors which would represent a majority of our board of directors and which were nominated by any holder of our voting shares or by any group of holders of our voting shares acting jointly or in concert and not approved by our prior board of directors. The Continuance does not qualify as a change of control for the purposes of Mr. McCarron’s employment contract.

As at April 30, 2012, the amount of severance that would have been payable to Mr. McCarron had he been terminated without cause is approximately $200,000.

The Company does not have any formal employment agreement with Mr. Freedman.

Director Compensation

No cash compensation was paid to any of our directors for services as a director during the fiscal year ended April 30, 2012. Our company has no formal arrangement pursuant to which directors are compensated by us for their services in their capacity as directors, except for the granting from time to time of incentive stock options. Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of our board. Our board of directors may award special remuneration to any director undertaking any special services on our behalf, other than services ordinarily required of a director. No director received and/or accrued any compensation for his services as a director, including committee participation and/or special assignments for the fiscal year ended April 30, 2012.

In June 2012, Mssrs. Orr, Schorn and Zeidman received a payment for services rendered in the amount of $7,500.

C.	Board Practices

Board of Directors

Pursuant to the provisions of the Business Corporations Act (Alberta), at each annual general meeting of our stockholders all of our directors retire and the stockholders appoint a new board of directors. Each director holds office until our next annual general meeting unless: (i) he dies or resigns; (ii) he is removed by ordinary resolution of our stockholders (or class or series of stockholders if such class or series has the exclusive right to elect one or more directors); or (iii) the director becomes disqualified to hold officer, as provided under the Business Corporations Act (Alberta). A director appointed or elected to fill a vacancy on our board holds office for the unexpired term of his predecessor (generally, until our next annual general meeting).

As a Delaware corporation, our by-laws authorize a board of directors consisting of not less than one nore more than ten directors. Directors generally are elected by our stockholders and at our annual meeting and served until they resign, are removed or until the next meeting of stockholders. A director appointed or elected to fill a vacancy on our board holds office for the unexpired term of his predecessor (generally, until our next annual general meeting). The holders of our Series B preferred shares have the right to nominate a director to our board as long as Series B preferred shares remain issued and outstanding.

Committees of the Board of Directors

Our board of directors established and, as of April 30, 2012 maintained, the committees described below.

Since the Company’s continuance as a Delaware corporation effective September 12, 2012, the committees of the board of director are governed by the current By-Laws of the company which do not require the board of directors to establish or maintain any specific committees. However, it is likely that the board of directors will reestablish these committees, which will be served by the directors elected by the stockholders on September 7, 2012.

Audit Committee

As an Alberta corporation, pursuant to Multilateral Instrument 52-110 – Audit Committees (MI 52-110), the Company is required to have an Audit Committee of its Board of Directors.

The terms under which the audit committee operates are set forth in the Audit Committee Charter, which provides that the audit committee will, among other things: (i) review and report to our board of directors our financial statements and MD&A and the auditor's report, if any, prepared in relation to those financial statements, before they are published; (ii) review our annual and interim earnings press releases we publicly disclose this information; satisfy itself that adequate procedures are in place for the review of our public disclosure of financial information extracted or derived from our financial statements and periodically assess the adequacy of those procedures; (iii) recommend to our board of directors the external auditor to be nominated for the purpose of preparing or issuing an auditor's report or performing other audit, review or attest services to our company, and the compensation of the external auditor; (iv) oversee the work of the external auditor engaged for the purpose of preparing or issuing an auditor's report or performing other audit, review or attest services for our company, including the resolution of disagreements between management and the external auditor regarding financial reporting; (v) monitor, evaluate and report to our board of directors on the integrity of the financial reporting process and the system of internal controls that management and the board of directors have established; (vi) monitor the management of the principal risks that could impact the financial reporting of our company; (vii) establish procedures for the receipt, retention and treatment of complaints received by our company regarding accounting, internal accounting controls, or auditing matters, and the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters; (viii) pre-approve all non-audit services to be provided to our company or its subsidiary entities by our company's external auditor; and (ix) review and approve our company's hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of our company.

Mr. Zeidman has served as the sole member of the Audit Committee since the resignation of the other members of the Audit Committee on June 27, 2012.

Mr. Zeidman is considered to be independent. The test we use to determine the independence of our directors is that set out in the Canadian Securities Regulators' Multilateral Instrument 52-110 - Audit Committees. The instrument provides that a member of an audit committee is independent if the member has no direct or indirect material relationship with the issuer (namely, a relationship which could, in the view of the issuer's board of directors, reasonably interfere with the exercise of a member's independent judgment).

Mr. Zeidman is a member of audit committee of Hyperdynamics Corp. a company listed on the New York Stock Exchange and was the Chief Restructuring Officer of Transmeridian Exploration, Inc. and Bankruptcy Trustee of AremisSoft Corp. Mr. Zeidman also holds a Masters of Business Administration from New York University.

Pre-Approval Policies and Procedures

Pursuant to the Audit Committee Charter as in effect as at April 30, 2012, the Audit Committee was required to review and pre-approve all non-audit services provided by the Company’s external auditors.

External Auditor Service Fees (By Category)

The aggregate fees billed by the Company's external auditors in each of the last two fiscal years for audit and compliance fees are set forth in Item 16.

Effective September 7, 2012, Marcum LLP, Independent Registered Public Accountants, was approved by the stockholders as the auditor of the Company for the 2012 fiscal year.

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

D.	Employees

As of April 30, 2012, 2011 and 2010 and we and our subsidiaries employed the following full-time equivalent persons:

	2012	2011	2010
Directors - Canada	2 part time	2	3
Directors - USA	1 part time	2	2
Senior Management – Canada	1	2	3
Senior Management - USA	1	1	1
Managers & Supervisors – Canada	-	2	2
Managers & Supervisors – USA	1	2	2
Office Staff - Canada	-	-	1
Office Staff - USA	-	-	1
Field Staff - USA	-	13	11
Total Employees	6	24	26

E.	Share Ownership

At April 30, 2012, the Company was authorized to issue an unlimited number of common shares without par value and 100,000,000 preferred shares without par value. Effective September 12, 2012, the Company’s authorized capital consisted of 2,250,000,000 shares of common stock, par value $0.00001 per share, and 5,000,000 shares of preferred stock, par value $0.00001 per share. At April 30, 2012, there were 14,078,947 shares of common stock and 17,599 shares of preferred stock outstanding, and at October 12, 2012, there were 14,078,949 shares of common stock and 17,599 shares of preferred stock outstanding.

Effective June 20, 2011, the Company’s share capital had reverse stock-split on a one-for-ten basis. All common share, preferred share, warrant and stock option figures disclosed herein are reported on a post reverse stock-split basis. All pre reverse stock-split share amounts have been conformed to reflect the effect of the reverse stock-split.

Effective September 12, 2012, the Company was continued as a Delaware corporation.

Beneficial Ownership of Executive Officers and Directors

As at April 30, 2012, the directors and executive officers as a group beneficially owned, directly or indirectly, or exercised control or direction over 120,000 Common Shares, representing approximately 0.85% of the issued and outstanding Common Shares.

The following table sets forth certain information as of October 12, 2012, regarding the beneficial ownership of our ordinary shares by each of our directors and executive officers:

Options and Dilutive Securities
	Common Shares			Exercisable for Common Shares()
Number
	Number			Beneficially
Name	Beneficially		Percentage of	Ownwd		Exercise	Expiration
Office Held	Owned(2)		Class(3)	(unexercised)		Price	Date
Fred Zeidman Director	-		-	-		-	-
Jeffrey Freedman Int. CEO & CFO	-		-	600,000	(4)	US$0.50	June 30, 2015
Pat McCarron Vice President, Operations	25,000	*	-	112,500		US$0.50	April 5, 2015

* Less than 1%.

(1)	Includes vested and unvested stock options granted under our Canadian equity incentive plan and our U.S. equity incentive plan.
(2)	Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, and generally includes voting or investment power with respect to securities. Common shares relating to options currently exercisable or exercisable within 60 days of the date of the above table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.
(3)	The percentages shown are based on 14,078,947 common shares issued and outstanding as of October 12, 2012.
(4)	Includes 250,000 common shares issuable upon conversion of 500 shares of Series B Preferred Stock and 250,000 common shares issuable upon exercise of common stock purchase warrants includes 100,000 stock options.

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

Canadian Equity Incentive Plan

The Canadian equity incentive plan was adopted by our board of directors and became effective on June 5, 2008. The material terms of the Canadian plan are: (i) the plan administrator is appointed by the board of directors; (ii) the term of the plan is indefinite; (iii) awards eligible to be awarded under the plan include stock options, stock appreciation rights, restricted stock units, performance awards and other stock based awards; (iv) options are subject to adjustment in the event of s subdivision or split of our common shares, an amalgamation, or other corporate event affecting our common shares; and (v) the board of directors determines the date of grant, the number of shares subject to option grants, the exercise price per share, the vesting period and option term. The minimum exercise price of any option granted under the plan is the weighted average price of our common shares on the principal stock exchange on which our common shares trade for the five trading days prior to and including the date of grant.

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

U.S. Equity Incentive Plan

The U.S. equity incentive plan was adopted by our board of directors and became effective on June 5, 2008. The material terms of the plan are: (i) the plan administrator is appointed by the board of directors except that the board of directors may, in its discretion, establish a committee composed of two or more members of the board or two or more other persons to administer the plan; (ii) the term of the plan is 10 years; (iii) awards eligible to be awarded under the plan include stock options, stock appreciation rights, restricted stock units, performance awards and other stock based awards; (iv) options are subject to adjustment in the event of s subdivision or split of our common shares, an amalgamation, or other corporate event affecting our common shares; and (v) the board determines the date of grant, the number of shares subject to option grants, the exercise price per share, the vesting period and option term. The minimum exercise price of any option granted under the plan is the weighted average price of our common shares on the principal stock exchange on which our common shares trade for the five trading days prior to and including the date of grant.

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

The following table summarizes changes in our stock options during the 2012, 2011, and 2010 fiscal years:

	Number of	Weighted Avg.
	Options	Exercise Price
Outstanding, April 30, 2011	1,404,300	$0.60
Granted	100,000	0.50
Expired	(52,950)	0.15
Forfeited	-	-
Cancelled	(676,350)	(0.55)
Outstanding, April 30, 2012	775,000	$0.52

Outstanding, April 30, 2010	1,069,800	$3.00
Granted	1,302,000	0.50
Expired	(213,500)	(4.90)
Forfeited	(304,000)	(2.50)
Cancelled	(450,000)	(2.80)
Outstanding, April 30, 2011	1,404,300	$0.60

Outstanding April 30, 2009	747,850	$4.10
Granted	413,200	1.40
Forfeited	(91,250)	(4.90)
Outstanding April 30, 2010	1,069,800	$3.00

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

In April 2011, the Company granted 480,000 warrants to certain officers and directors as recognition of past service contributions for which the $152,010 estimated fair value was recognized on the date of issuance. The warrants are exercisable at $0.50 per share until April 5, 2014.

On June 30,2011, the Company granted 100,000 stock options to the interim chief executive officer exercisable at $ 0.50 per share which vest in three equal tranches on the first, second and third anniversaries of the grant date. These options expire on June 30, 2014.

As at April 30,2012, total compensation cost related to non-vested stock options not yet recognized is $31,571 which will be recognized over a weighted average period of 2.00 years.

The following table sets forth information with respect to the outstanding Options granted under the Option Plans to the Named Executive Officers as of April 30, 2012:

	Option-Based Awards				Share-Based Awards
Name	Number of Securities Underlying Unexercised Options (#)	Option exercise Price (US$)	Option Expiration Date	Value of Unexercised In-the-Money Options ($)(1)	Number of Shares or Units of Share that Have Not Vested (#)	Market or Payout Value of Share-Based Awards That Have Not Vested ($)
Jeffrey Freedman	100,000	0.50	June 30, 2015	–	–	–
Pat McCarron	112,500	0.50	April 5, 2014	–	–	–
George Orr	230,000	0.50	April 5, 2014	–	–	–

Notes:

(1)	"In-the-money Options" means the excess of the market value of our common shares on April 30, 2012 over the exercise price of the options. Our common shares trade on the Over-the-Counter Pink Sheets in the United States. The last trade on April 30, 2012 was as US$0.04 per common share. Therefore, these calculations are based upon the trading price of US$0.04 per common share.

(2)	All options held by Messrs Sampson and Morrison were forfeited 90 days after their resignations.

The following table sets forth information with respect to the outstanding Options granted under the Option Plans to Directors as of April 30, 2012:

	Option-Based Awards				Share-Based Awards
Name	Number of Securities Underlying Unexercised Options (#)	Option exercise Price (US$)	Option Expiration Date	Value of Unexercised In-the-Money Options ($)(1)	Number of Shares or Units of Share that Have Not Vested (#)	Market or Payout Value of Share-Based Awards That Have Not Vested ($)
George Orr	230,000	0.50	April 5, 2014	–	–	–
M. Elden Schorn	100,000	0.50	April 5, 2014	–	–	–
Fred Zeidman	150,000	0.50	April 5, 2014	–	–	–

Notes:

(1)	"In-the-money Options" means the excess of the market value of our common shares on April 30, 2012 over the exercise price of the options. Our common shares trade on the Over-the-Counter Pink Sheets in the United States. The last trade on April 30, 2012 was as US$0.04 per common share. Therefore, these calculations are based upon the trading price of US$0.04 per common share.

(2)	All options held by Messrs Orr and Schorn will be forfeit 90 days after their resignations unless exercised.

The following table summarizes information regarding the options outstanding under our stock option and equity incentive plans as of April 30, 2012:

	Options Outstanding			Options Exercisable
Exercise Price	Options	Weighted Avg. Remaining Life	Weighted Avg. Exercise Price	Options	Weighted Avg. Exercise Price
0.50	757,500	1.96 years	$0.50	650,833	$0.50
1.50	17,500	.58 years	$1.50	13,125	$1.50
	775,000	1.9 years	$0.52	663,958	$0.52

Incentive Plan Awards - Value Vested or Earned During the Year

The following table sets forth information with respect to the value of Options granted pursuant to the Option Plan and cash bonuses awarded pursuant to the annual incentive plan to the Named Executive Officers that vested during the period ending April 30, 2012.

	Option-Based Awards -	Share-Based Awards -	Non-Equity Incentive Plan
	Value Vested During	Value Vested During	Compensation
	Year	Year	Value Earned During Year
Name	($)	($)	($)
Jeffrey Freedman	-	-	-
Pat McCarron	-	-	-

New Equity Compensation Plan

On September 7, 2012, the stockholders of the Company approved the 2012 Equity Compensation Plan (“2012 Plan“) for the Company for officers and other valued employees of the Company and its subsidiaries, directors and consultants.

We believe that the 2012 Plan will promote the success, and enhance the value, of the Company by continuing to link the personal interest of participants to those of its stockholders and by providing participants with an incentive for outstanding performance.

The 2012 Plan provides for the grant of stock options, common shares, restricted stock and restricted stock units.

Administration

The 2012 Plan will be administered by the Plan Administrator of the Board or, in the absence of a Plan Administrator, by the Board or a special committee established by the Board for such purpose (the Plan Administrator). The Plan Administrator will have the exclusive authority to administer the 2012 Plan, including the power to determine eligibility, the types and sizes of awards, the price and timing of awards, terms of vesting, the acceleration or waiver of any vesting restriction and the timing and manner of settling vested awards.

Eligibility

Persons eligible to participate in the 2012 Plan will include all employees of the Company and its subsidiaries, as determined by the Plan Administrator, and all members of the Board.

Limitation on Awards and Shares Available

An aggregate of 90,000,000 Common Shares will be available for grant pursuant to the 2012 Plan. The common shares covered by the 2012 Plan will be authorized but unissued shares. If any right to acquire common shares under any award under the 2012 Plan expires or is cancelled without having been fully exercised, or is settled in whole or in part for cash as permitted by the 2012 Plan, the number of unexercised shares subject to such cancelled or expired award, and the number of shares with respect to which an award was settled in cash, again may be awarded under the 2012 Plan.

No employee shall be eligible to be granted stock options covering more than five million (5,000,000) Common Shares during any calendar year, and no employee shall be eligible to be granted, in the aggregate, restricted stock and restricted stock units covering more than two million (2,000,000) common shares, during any calendar year.

Awards

The 2012 Plan provides for the grant of stock options, common shares, restricted stock and restricted stock units. No determination has been made as to the types or amounts of awards that will be granted to specific individuals pursuant to the 2012 Plan.

Restricted stock may be granted pursuant to the 2012 Plan. A restricted stock award is the grant of common shares at a price determined by the Plan Administrator (which price may be no less than par value unless otherwise permitted by applicable law), that is non-transferable and may be subject to substantial risk of forfeiture until specific conditions are met. Conditions may be based on continuing employment or achieving performance goals. During the period of restriction, participants holding common shares of restricted stock will, unless the Plan Administrator determines otherwise, have full voting and dividend rights with respect to such shares. The restrictions will lapse in accordance with a schedule or other conditions determined by the Plan Administrator.

Restricted stock units also may be granted pursuant to the 2012 Plan. A restricted stock unit has a value equal to one common share and may be settled, in the sole discretion of the Plan Administrator, in cash or by the issuance of such share. The grant of a restricted stock unit does not provide voting or other stockholder rights unless and until the restricted stock unit is settled for a common share. However, to the extent provided in the applicable award agreement, an award of restricted stock units may include dividend equivalents. An award of restricted stock units is non-transferable and may be subject to substantial risk of forfeiture until specific conditions are met. Conditions may be based on continuing employment or achieving performance goals.

Amendment and Termination

The Plan Administrator may terminate, amend, or modify the 2012 Plan at any time; provided, however, that stockholder approval must be obtained for any amendment to the extent required in order to comply with any applicable law, regulation or stock exchange rule, or to increase the maximum number of common shares which may be issued under the 2012 Plan.

In no event may an award be granted pursuant to the 2012 Plan on or after the tenth anniversary of the last date on which the Company's stockholders approved the 2012 Plan.

To date, there have been no grants under the 2012 Plan.

Severance Obligations

At April 30, 2012, pursuant to employment agreements with a senior officer, the Company is obligated to pay up to $206,080 under certain events around employment termination.

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders

As of September 30, 2012, there are no persons known to us to be the beneficial owners of more than 5% of the issued and outstanding shares of our common stock.

B.	Related Party Transactions

All related party transactions were in the normal course of operations and measured at fair value, which is the amount agreed upon by the transacting parties. In addition to the transactions disclosed elsewhere in this report, the Company had the following related party transaction:

During the years ended April 30, 2012, 2011 and 2010, the Company paid $94,142, $104,406 and $95,919, respectively, in professional fees to a law firm, where the former Corporate Secretary of the Company is a partner. As at April 30, 2012, accounts payable and accrued liabilities included $51,937 (2011 - $522) due to the law firm.

The $302,536 (April 30, 2011 - $294,862; April 30, 2010 - $307,620) long-term receivable is for capital and operating costs owing from MP1 on the Marmaton River and Grassy Creek projects in Missouri. MP1 is controlled by one of the Company’s Directors who was appointed a Director of the Company on September 7, 2012. In July 2010, the Company and MP1 entered into an arrangement whereby the Company reacquired the remaining 10% working interest in the projects in exchange for a 2.75% gross overriding royalty (“GOR“). Under this arrangement, the Company will recover the balance owing from 50% of the GOR payments to the partner. During the time the receivable is outstanding, the Company earns interest on the outstanding balance at the U.S bank prime rate plus 3%. Included in the reported amount receivable is $32,514.29 of interest earned on the outstanding balance (2011- $15,050; 2010 - $nil). As of April 30,2012, the outstanding receivable of $302,536 was fully reserved for $302,536. In addition, the Company ceased to record additional interest on the receivable as of April 30, 2012.

Mr. Orr was the Chief Financial Officer from February 14, 2011 to June 30, 2011. Mr. Orr resigned from the Company as a director on June 27, 2012. Mr. Orr’s personal holding company was paid $22,496 for consulting services during the year ended April 30, 2011, and $83,872 for the year ended April 30, 2012.

C.	Interests of experts and counsel.

Not required.

Item 8.	Financial Information

A.	Consolidated Statements and Other Financial Information.

Item 8A.1 See Item 18.

Item 8A.2 See Item 18.

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

(a)  In January 2010, the Company experienced a flood in its office premises as a result of a broken water pipe. There was significant damage to the premises rendering them unusable until remediation had been completed by the landlord. Pursuant to the lease contract, the Company has asserted that rent should be abated during the remediation process and accordingly, the Company has not paid rent since December 2009. During the remediation process, the Company engaged an independent environmental testing company to test for air quality and for the existence of other potentially hazardous conditions. The testing revealed the existence of potentially hazardous mold and the consultant provided specific written instructions for the effective remediation of the premises. During the remediation process, the landlord did not follow the consultant’s instructions and correct the potentially hazardous mold situation and subsequently in June 2010 gave notice and declared the premises to be ready for occupancy. The Company re-engaged the consultant to re-test the premises and the testing results again revealed the presence of potentially hazardous mold. The Company has determined that the premises are not fit for re-occupancy and considers the landlord to be in default of the lease and the lease terminated.

The landlord disputes the Company’s position and has given notice that it considers the Company to be in default of the lease for failure to re-occupy the premises.

In addition, the landlord has claimed that the Company owes monthly rent for the premises from January 2010 to June 30, 2010 in the amount of $247,348 and has claimed that, as a result of the alleged default, pursuant to the terms of the lease, the Company owes three months accelerated rent in the amount of $114,837. The landlord has also asserted that the Company would be liable for an amount up to the full lease obligation of $1,596,329 which otherwise would have been due as follows:

Year Ended April 30
2011	$473,055
2012	473,055
2013	473,055
2014	177,164
Thereafter	-
Total	$1,596,329

To date, no legal action has been commenced by the landlord and the cost, if any, to the Company is not determinable. Accordingly, no amounts related to rent or the disputed lease obligation have been recorded in the financial statements.

(b) The Company is a reporting issuer in Alberta, Canada and as such has certain reporting obligations. On September 7, 2011 the Alberta Securities Commission issued a cease trade order pertaining to the trading of the Company’s securities in Alberta until it files its April 30, 2011 audited consolidated financial statements and management discussion and analysis and the Alberta Securities Commission revokes or varies this order. The Company filed its April 30, 2011 audited consolidated financial statements and management discussion and analysis and the Alberta Securities Commission rescinded this order.

The Company also is an Over the Counter reporting issuer under British Columbia Instrument 51-509 and as such has certain reporting obligations in British Columbia, Canada. On September 8, 2011 the British Columbia Securities Commission issued a cease trade order pertaining to the trading of the Company’s securities in British Columbia until it filed its April 30, 2011 audited consolidated financial statements and management discussion and analysis, an annual information form for the year ended April 30, 2011 and the Executive Director of the British Columbia Securities Commission makes an order revoking the cease trade order. The Company filed its April 30, 2011 audited consolidated financial statements and management discussion and analysis and the British Columbia Securities Commission rescinded this order.

(c) During September 2011 and, again, in August 2012, the Company was cease traded by the Alberta and British Columbia Securities Commissions for failure to file certain financial information. The Company made the required filings with regard to the 2011 cease trade orders and the Alberta and British Columbia cease trade orders were rescinded. The Company intends to make the required filings with regard to the 2012 cease trade orders and believes that the Alberta and British Columbia cease trade orders will be rescinded. However, as of the date of the filing of this report the cease trade orders have not been rescinded and no assurances can be given as to when or if they will be rescinded. Until these cease trade orders are rescinded the Company’s ability to raise capital is significantly restricted.

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

Except as described in this annual report, since the date of the annual financial statements included in this annual report, no significant changes have occurred to our financial condition.

Item 9.	The Offer and Listing

A.	Offer and Listing Details

Our common shares have been quoted on the OTC Bulletin Board since March 28, 2005, initially under the symbol "BCKOF" until March 5, 2007, then "MGWSF" until June 17, 2011 and, most recently, under the symbol “GRAVF”. Since October 22, 2012, our common shares have been quoted on the Pink Sheets LLC under the symbol “GRAVF” Our common shares were previously listed on the Canadian Venture Exchange (now the TSX Venture Exchange) from August 27, 2001 to June 16, 2004. In connection with the Continuance and the name change from “Gravis Oil Corporation” to “Petro River Oil Corp” we have applied for a new ticker symbol. FINRA, who is responsible for approving the change to our symbol, has declined to grant approval until we have filed this report and the Alberta and British Columbia cease trade orders have been rescinded.

The transfer agent and registrar of the Company is Computer share Investor Services Inc., 3rd Floor, 510 Burrard St, Vancouver, B.C. V6C 3B9.

The annual high and low market prices for our common shares on the OTC Bulletin Board for the five most recent full fiscal years are as follows:

Fiscal Year Ended	OTC Bulletin Board
	High	Low
April 30, 2012	US$0.40	US$0.0021
April 30, 2011	US$1.40	US$0.14
April 30, 2010	US$1.30	US$1.00
April 30, 2009	US$7.10	US$0.10
April 30, 2008	US$27.50	US$4.00

The high and low market prices for our common shares for each full financial quarter for the two most recent full fiscal years and any subsequent period on the OTC Bulletin Board were as follows:

Quarter Ended	OTC Bulletin Board
	High	Low
July 31, 2012	US$0.12	US$0.0021
April 30, 2012	US$0.06	US$0.025
January 31, 2012	US$0.075	US$0.0102
October 31, 2011	US$0.20	US$0.05
July 31, 2011	US$0.60	US$0.07
April 30, 2011	US$0.77	US$0.28
January 31, 2011	US$0.45	US$0.14
October 31, 2010	US$0.50	US$0.20
July 31, 2010	US$0.80	US$0.80
April 30, 2010	US$1.30	US$1.00

The high and low market prices of our common shares for each of the most recent six months on the OTC Bulletin Board were as follows:

Month Ended	OTC Bulletin Board
	High	Low
September 30, 2012	US$0.06	US$0.055
August 31, 2012	US$0.105	US$0.041
July 31, 2012	US$0.12	US$0.06
June 30, 2012	US$0.07	US$0.03
May 31, 2012	US$0.04	US$0.0021
April 30,2012	US$0.041	US$0.03

In June 2011, the Company raised $1.76 million pursuant to the exercise of 17,599 Preferred B Options and issued 15,399,125 Preferred B Warrants exercisable at $0.20 until June 7, 2016. The remaining 2,400 Preferred B Options expired unexercised..

B.	Plan of Distribution

Not applicable.

C.	Markets

Our common shares have been quoted on the OTC Bulletin Board under the symbol "GRAVF". Commencing October 22, 2012 the Company’s common stock have been quoted on the Pink Sheets LLC under the symbol “GRAVF”.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

Item 10.	Additional Information

A.	Share Capital

At April 30, 2012, the Company was authorized to issue an unlimited number of common shares without par value and 100,000,000 preferred shares without par value. Effective September 12, 2012, the Company’s authorized capital consisted of 2,250,000,000 shares of common stock, par value $0.00001 per share, and 5,000,000 shares of preferred stock, par value $0.00001 per share. At April 30, 2012, there were 14,078,947 shares of common stock and 17,599 shares of preferred stock outstanding.

As we reported on our Current Report on Form 6-K, filed with the Securities and Exchange Commission on July 29, 2012, we have entered into a non-binding letter of intent with Petro River Oil, LLC, a privately held Delaware limited liability company ("Petro LLC") that would result in Petro acquiring Petro LLC for common stock, the name of the Company being changed to Petro River Oil Corp. and the Company domesticated to Delaware (the "Merger Transaction"). The letter of intent also contemplates that our board will consist of 5 members, 4 of which will be nominated by Petro LLC. Currently, it is intended that, post-Merger Transaction, current common shareholders of Petro will own approximately 2% of the issued and outstanding shares of the Company, holders of our preferred shares and notes approximately 18% and holders of shares and notes of Petro LLC approximately 80%. Additionally, in advance of the closing of the Merger Transaction, our stockholders approved, and we completed, the name change to Petro River Oil Corp., our continuation/domestication to Delaware, and the election of the directors nominated by Petro LLC.

On September 7, 2012, our stockholders approved a special resolution granting the Board of Directors of the Company the discretionary authority to amend the Company’s organizational documents to effect one or more reverse stock-splits of the issued and outstanding common shares, pursuant to which the common shares would be combined and reclassified into one common share at a ratio within the range from 1-for-2 up to 1-for-250; provided, however, that the Company shall not effect a reverse stock-split that, in the aggregate, exceeds 1-for-250. We do not currently intend to issue fractional shares in connection with the reverse stock-split. Therefore, the Company does not expect to issue certificates representing fractional shares. The Board of Directors will have the discretionary authority to determine whether to arrange for the disposition of fractional interests by stockholders entitled thereto, to pay in cash the fair value of fractions of a share as of the time when those entitled to receive such fractions are determined, or to entitle stockholders to receive from the Company’s transfer agent, in lieu of any fractional share, the number of shares rounded up to the next whole number. The ownership of a fractional share interest following the reverse stock-split would not give the holder any voting, dividend or other rights, except to receive the cash payment, or, if the Board of Directors so determines, to receive the number of shares rounded up to the next whole number, as described above.

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

At a meeting of the shareholders on September 7, 2012, the shareholders approved the name change and the continuance of the Company from the Province of Alberta Canada to the State of Delaware. Effective September 11, 2012, Petro was continued into the State of Delaware as a corporation organized under the Delaware General Corporations Law.

Objects and Purposes

Neither our articles nor by-laws contains a description of our objects and purposes.

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

Authorized Capital

At April 30, 2012, the Company was authorized to issue an unlimited number of common shares without par value and 100,000,000 preferred shares without par value. Our preferred stock may be issued in one or more series and our directors may fix the number of shares which is to comprise each series and the designation, rights, privileges, restrictions and conditions attaching to each series.

Effective September 12, 2012, the Company’s authorized capital consisted of 2,250,000,000 shares of common stock, par value $0.00001 per share, and 5,000,000 shares of preferred stock, par value $0.00001 per share. At October 12, 2012, there were 14,078,947 shares of common stock and 17,599 shares of preferred stock outstanding.

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

Shareholder Meetings

The Delaware General Corporation Law (“DGCL”) provides that: meetings of stockholders may be held at such place, either within or without the State as may be designated by or in the manner provided in the certificate of incorporation or bylaws, or if not so designated, as determined by the board of directors, and if, pursuant to the certificate of incorporation or the bylaws of the corporation, the board of directors is authorized to determine the place of a meeting of stockholders, the board of directors may, in its sole discretion, determine that the meeting shall not be held at any place, but may instead be held solely by means of remote communication.

Pursuant to our by-laws, the quorum for the transaction of business at a meeting of our shareholders is two shareholder who are present, in person or by proxy, that in the aggregate hold at least 5% of the issued and outstanding shares entitled to be voted at the meeting.

Our Bylaws provide that annual meetings of the stockholders of the Company for the purpose of electing directors and for the transaction of such other proper business as may come before such meetings shall be held on a date and at a time designated by the Board.

The DGCL provides that the certificate of incorporation or bylaws of any corporation shall determine a quorum for, and the votes that shall be necessary for, the transaction of any business at a meeting of stockholders, but in no event shall a quorum consist of less than 1/3 of the shares entitled to vote at the meeting, except that, where a separate vote by a class or series or classes or series is required, a quorum shall consist of no less than 1/3 of the shares of such class or series or classes or series. In the absence of such specification in the certificate of incorporation or bylaws of the corporation: (i) a majority of the shares entitled to vote, present in person or represented by proxy, shall constitute a quorum at a meeting of stockholders; (ii) in all matters other than the election of directors, the affirmative vote of the majority of shares present in person or represented by proxy at the meeting and entitled to vote on the subject matter shall be the act of the stockholders; (iii) directors shall be elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors; and (iv) where a separate vote by a class or series or classes or series is required, a majority of the outstanding shares of such class or series or classes or series, present in person or represented by proxy, shall constitute a quorum entitled to take action with respect to that vote on that matter and, in all matters other than the election of directors, the affirmative vote of the majority of shares of such class or series or classes or series present in person or represented by proxy at the meeting shall be the act of such class or series or classes or series.

Our Bylaws provide that, except in the case of any meeting for the election of directors summarily ordered as provided by law, the holders of record of thirty-three and one-third percent (33.33%) in voting interest of the shares of stock of the Corporation entitled to be voted thereat, present in person or by proxy, shall constitute a quorum for the transaction of business at any meeting of the stockholders of the Corporation or any adjournment thereof. Where a separate vote by a class or classes is required, a majority of the outstanding shares of such class or classes, present in person or represented by proxy, shall constitute a quorum entitled to take action with respect to that vote on that matter and the affirmative vote of the majority of the shares of such class or classes present in person or represented by proxy at the meeting shall be the act of such class. In the absence of a quorum at any meeting or any adjournment thereof, a majority in voting interest of the shareholders present in person or by proxy and entitled to vote thereat or, in the absence therefrom of all stockholders, any officer entitled to preside at, or to act as secretary of such meeting may adjourn such meeting from time to time. The Chairman of the meeting or a majority of the shares so represented may adjourn the meeting from time to time, whether or not there is such a quorum. No notice of the time and place, of adjourned meetings need be given except as required by law. No business may be transacted at a meeting in the absence of a quorum other than the adjournment of such meeting, except that if a quorum is present at the commencement of a meeting, business may be transacted until the meeting is adjourned even though the withdrawal of stockholders results in less than a quorum.

Limitations on Rights of Non-Canadians

Except as provided in the Investment Canada Act, there are no limitations specific to the rights of non-Canadians to hold or vote our common shares under the laws of Canada or Alberta, or in our charter documents. The following summarizes the principal features of the Investment Canada Act for non-Canadian residents proposing to acquire our common shares.

As a result of the Continuance, the Company no longer is a Canadian company and the Investment Canada Act no longer applies to the rights of non-Canadians holding our common shares. There are no limitations in our charter documents or Delaware law that limits the rights of non-U.S. residents to hold or vote our common shares.

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

Under the DGCL, the affirmative vote of a majority of the outstanding stock of the corporation entitled to vote is required for mergers, consolidations, dissolutions, or sales or all or substantially all of the assets of the corporation, provided that, unless the corporation's certificate of incorporation requires otherwise, no vote is required where either: (i) the corporation's certificate is not amended, the share f stock of the corporation become equivalent shares of the surviving corporation issued in the merger does not exceed 20% of the previously outstanding stock; or (ii) the merger is with another corporation that is a 90% or greater owned subsidiary and the corporation is the surviving corporation (provided certain other requirements are met).

Reporting of Share Ownership

Neither our articles nor our by-laws contain any provisions governing the ownership threshold above. However, the Securities Exchange Act of 1934, as amended, requires us to disclose in our annual reports holders who beneficially own 5% or more of our issued and outstanding common shares.

C.	Material Contracts

The following is a summary of the agreements considered material to the Company and should be read together with the full text of such agreements.

●	Subscription Agreements dated December 28, 2010, January 31, 2011 and March 7, 2011, related to the issuance of the Senior II Notes. See "General Development of the Business".

●	Subscription Agreement dated July 30, 2010 related to the issuance of Senior I Notes. See "General Development of the Business".

●	Exchange Agreement dated July 30, 2010 related to conversion of the outstanding Preferred A Shares into junior secured convertible notes and the reacquisition by Gravis of a 10% working interest in the Marmaton River and Grassy Creek projects in exchange for a 2.75% overriding royalty interest on the same properties. See "General Development of the Business".

D.	Exchange Controls.

There are presently no governmental laws, decrees or regulations in the U.S. which restrict the export or import of capital, or which impose foreign exchange controls or affect the remittance of interest, dividends or other payments to non-resident holders of our common shares, other than The Money Laundering Control Act of 1986, which prohibits individuals from engaging in a financial transaction with proceeds that were generated from certain specific crimes, known as “specified unlawful activities”. Additionally, any remittances of dividends to shareholders not resident in the U.S. may be subject to withholding tax in the U.S. (see Item 10E. “Additional Information - Taxation”).

E.	Taxation.

Pre-Continuance Taxation

The following is a discussion of Canadian and United States tax consequences material to our shareholders, pre-Continuance. To the extent that the discussion is based on tax legislation which has not been subject to judicial or administrative interpretation, the views expressed in the discussion might not be accepted by the tax authorities in question or by court. The discussion is not intended, and should not be construed, as legal or professional tax advice and does not exhaust all possible tax considerations.

United States Federal Income Taxation

The following discussion summarizes the material U.S. federal income tax considerations applicable to the purchase, ownership and disposition of our common shares. Unless otherwise stated, this summary deals only with shareholders that are U.S. Holders (as defined below) who hold their common shares as capital assets.

As used in this section, the term “U.S. Holder” means a beneficial owner of a common share who is:

●	an individual citizen or resident of the United States or an individual treated as a U.S. citizen or resident for U.S. federal income tax purposes;

●	a corporation or other entity taxable as a corporation for U.S. federal income tax purposes created or organized in or under the laws of the United States, any State or the District of Columbia;

●	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

●	any trust if (A)(i) a court within the United States is able to exercise primary supervision over the administration of the trust and (ii) one or more United States persons have the authority to control all substantial decisions of the trust, or (B) such trust validly elects to be treated as a United States person.

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

This description is based on provisions of the U.S. Internal Revenue Code of 1986, as amended, or the Code, existing and proposed U.S. Treasury regulations promulgated thereunder, administrative and judicial interpretations thereof, and the U.S.-Canada Tax Treaty, each as in effect as of the date of this document. These sources may change, possibly with retroactive effect, and are open to differing interpretations. This description does not discuss all aspects of U.S. federal income taxation that may be applicable to investors in light of their particular circumstances or to investors who are subject to special treatment under U.S. federal income tax law, including:

●	insurance companies;
●	dealers in stocks, securities or currencies;
●	financial institutions and financial services entities;
●	real estate investment trusts;
●	regulated investment companies;
●	persons that receive common shares in connection with the performance of services;
●	tax-exempt organizations;
●	persons that hold common shares as part of a straddle or appreciated financial position or as part of a hedging, conversion or other integrated instrument;
●	persons who acquire their common shares through the exercise or cancellation of employee stock options or otherwise as consideration for their services;
●	individual retirement and other tax-deferred accounts;
●	expatriates of the United States and certain former long-term residents of the United States;
●	persons liable for the alternative minimum tax;
●	persons having a “functional currency” other than the U.S. dollar; and
●	direct, indirect or constructive owners of 10% or more, by voting power or value, of our common shares.

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

Dividends that we pay in Canadian dollars, including the amount of any Canadian taxes withheld there from, will be included in your income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day such dividends are received, regardless of whether the payment is in fact converted into U.S. dollars. A U.S. Holder who receives payment in Canadian dollars and converts them into U.S. dollars at an exchange rate other than the rate in effect on such day will have a foreign currency exchange gain or loss that would be treated as ordinary income or loss. U.S. Holders should consult their own tax advisors concerning the U.S. tax consequences of acquiring, holding and disposing of Canadian dollars.

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

Subject to the discussion below under “Information Reporting and Back-up Withholding,” a Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax on any gain realized on the sale or exchange of common shares unless:

●	that gain is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States, and, if a tax treaty applies, is attributable to a permanent establishment or fixed base of the Non-U.S. Holder in the United States; or

●	in the case of any gain realized by an individual Non-U.S. Holder, that holder is present in the United States for 183 days or more in the taxable year of the sale or exchange, and other conditions are met.

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

As used in this section the term "Non-Canadian Holder" denoted the beneficial owner of one or more common shares who is:

●	a non-resident of Canada;
●	holds our common shares as capital property;
●	deals with us at arm's length; and
●	does not use or hold our common shares in or in the course of carrying on business in Canada.

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

In accordance with the Canada-US Treaty the rates of withholding tax applicable to distributions paid to a Non-Canadian Holder who is a resident of the United States and who is entitled to rely on the benefits of the Canada - US tax treaty are:

●	to the extent such holder is a company that beneficially owns at least 10% of our voting stock, 5% of the gross amount of such distribution paid; or

●	in all other cases, 15% of the gross amount of such distribution paid.

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

Tax Consequences of the Continuance

Consequences to Stockholders

The Continuance will not result in a disposition by the Stockholders of the common shares for the purposes of the Tax Act, whether the Stockholders are resident in Canada for purposes of the Tax Act and any applicable income tax treaty (a "Resident Stockholder") or are not resident in Canada for purposes of the Tax Act (a "Non-Resident Stockholder").

Consequences to Dissenting Stockholders

The appropriate income tax treatment of an amount received by a Stockholder who exercises the right to dissent in respect of the Continuance is not entirely clear. However, it is the CRA's administrative position that the entire amount received on a redemption or purchase for cancellation of shares of a non-resident corporation is proceeds of disposition. On this basis, and assuming that the Company is not resident in Canada for purposes of the Tax Act at such time as it purchases the common shares held by a dissenting Resident Stockholder, such Resident Stockholder will realize a capital gain (or capital loss) to the extent that the amount received, net of any reasonable costs of disposition, exceed (or are exceeded by) the Resident Stockholder's adjusted cost base of such common shares. On the same basis, and assuming that the Company is not resident in Canada for purposes of the Tax Act at such time as it purchases the common shares held by a dissenting Non-Resident Stockholder, such disposition will generally not give rise to any capital gains subject to tax under the Tax Act provided that the common shares held by the Non-Resident Stockholder are not "taxable Canadian property" for the purposes of the Tax Act or such gains are exempt from Canadian tax pursuant to the provisions of an applicable income tax treaty. See the discussion under the heading "Tax Consequences Following the Continuance - Non-Resident Stockholders" for a discussion whether the Common Shares will be taxable Canadian property to Non-Resident Stockholders. Resident Stockholders and Non-Resident Stockholders should consult their own tax advisers as to the tax consequences to them of exercising their dissent rights in these circumstances.

Consequences to the Company

As a result of the Continuance, the Company will be deemed under the provisions of the Canada-United States Income Tax Convention, 1980, as amended, to be resident in the United States, and to no longer be resident in Canada. Under the Tax Act, the change in the Company's residence from Canada to the United States will cause the Company's tax year to end immediately before the Continuance, and a new tax year to begin at the time of the Continuance. Furthermore, the Company will be deemed to have disposed of all of its property immediately before the Continuance for proceeds of disposition equal to the fair market value of the property at that time. This deemed disposition may cause the Company to incur Canadian tax liability on the basis of the resulting deemed capital gains and income.

Furthermore, the Company will be subject to a separate corporate emigration tax imposed by the Tax Act on corporations departing from Canada. The emigration tax will be imposed on the amount by which the fair market value of all of the Company's property immediately before the Continuance exceeds the aggregate of its liabilities at that time and the amount of paid-up capital on all of the issued and outstanding shares of the Company's capital stock. Tax will be imposed at a rate of 25% on the Company's net assets determined under the foregoing formula, which may be reduced to 5% unless one of the main reasons for the Company changing its residence to the United States was to reduce the amount of this corporate emigration tax or the amount of Canadian withholding tax paid by the Company, in which case the rate will be 25%.

The Company's management has reviewed the Company's assets, liabilities, paid-up capital, and tax loss carry forwards, and has advised counsel that no Canadian federal taxes should be payable by the Company as a result of the Continuance. This conclusion is based in part on determinations of factual matters including the fair market value of the Company's property, and counsel expresses no opinion on such matters of factual determination. Furthermore, certain facts underlying the Company's assumptions and conclusions may also change prior to the effective time of the Continuance. The Company has not applied to the CRA for a ruling as to the amount of federal taxes payable by the Company as a result of the Continuance and does not intend to apply for such a ruling given the factual nature of the determinations involved. In addition, the Company has not applied to the CRA for a determination of the Company's past losses, and does not intend to apply for such a determination prior to the Continuance. There can be no assurance that the CRA will accept the valuations or the positions that the Company has adopted in calculating the amount of Canadian tax that will be payable upon the Continuance, including the Company's calculation of the amount of historical tax losses that are available to offset any taxes that would otherwise be payable upon the Continuance. Accordingly, there is no assurance that the CRA will conclude after the effective time of the Continuance that no Canadian federal taxes are due as a result of the Continuance or that the amount of Canadian federal taxes found to be due will not be significant.

Tax Consequences Following the Continuance

Resident Stockholders

Following the Continuance, where a holder of common shares who is, or is deemed to be, resident in Canada (a "Resident Stockholder") subsequently disposes or is deemed to have disposed of the common shares, such disposition will generally result in a capital gain (or capital loss) to the Resident Stockholder to the extent that the proceeds of disposition of such common shares, net of reasonable costs of disposition, exceed (or are less than) the adjusted cost base of such shares. The adjusted cost base of the common shares following the Continuance will be the same as the adjusted cost base of the common shares prior to the Continuance.

One-half of the capital gain realized by a Resident Stockholder from a disposition or deemed disposition of common shares must be included in computing the Resident Stockholder's income as a taxable capital gain. One-half of a capital loss realized in a taxation year from a disposition or deemed disposition of common shares may be deductible as an allowable capital loss against taxable capital gains realized in that year, and to the extent such allowable capital losses exceed taxable capital gains in the year, may be applied in the three previous taxation years or any subsequent taxation year, subject to certain restrictions contained in the Tax Act.

Resident Stockholders who receive dividends on the common shares will be required to include the amount of such dividends in computing their income and will not be entitled to the preferential treatment generally afforded dividends received from taxable Canadian corporations. Specifically, dividends received by individuals who are resident in Canada will not be eligible for the gross-up and dividend tax credit provided under the Tax Act, and Resident Stockholders that are corporations will not be entitled to the deduction for intercorporate dividends. A Resident Stockholder that is a "Canadian-controlled private corporation" within the meaning of the Tax Act is liable to pay a 6 2/3% refundable tax on its aggregate investment income, including dividends. Foreign withholding tax, if any, will generally be eligible for foreign tax credit or deduction treatment under the Tax Act.

Foreign Property Reporting

Once the Company ceases to be resident in Canada, its securities will constitute foreign property for the purposes of determining whether or not a Resident Stockholder is subject to the special reporting requirements under the Tax Act in respect of foreign property holdings. Such reporting requirements generally arise where the aggregate cost amount of all "specified foreign property" (as defined in the Tax Act) held by a Resident Stockholder, including the Common Shares, exceeds CDN$100,000. Accordingly, Resident Stockholders should consult their own advisors to determine whether they will be subject to foreign property reporting in respect of the ownership of Common Shares.

Consequences to RRSPs and other Deferred Plans

Following the Continuance, the common shares will cease to be qualified investments under the Tax Act and the regulations thereunder for trusts governed by registered retirement savings plans ("RRSPs"), registered retirement income funds ("RRIFs"), deferred profit sharing plans, registered education savings plans, registered disability savings plans, and tax-free savings plans ("TFSA") (collectively "Deferred Plans").

Serious penalties, including significant penalty taxes for RRSPs, RRIFs and TFSAs, will result from Deferred Plans holding non-qualified investments. In addition, annuitants or holders of RRSPs, RRIFs or TFSAs, as the case may be, may also be subject to penalty taxes in respect of certain transactions undertaken as between their Deferred Plan and themselves or persons with whom they do not deal at arm's length with. Stockholders who hold their shares through Deferred Plans are encouraged to consult their own tax advisors as to appropriate course of action to affect the disposition of their common shares prior to the Continuance given their particular circumstances.

Non-Resident Stockholders

Following the Continuance, where a holder of common shares is not, or is deemed not to be, resident in Canada for purposes of the Tax Act (a "Non-Resident Stockholder") subsequently disposes of or is deemed to have disposed of the common shares, such disposition will generally not give rise to any capital gains subject to tax under the Tax Act provided that the common shares held by the Non-Resident Stockholder do not constitute "taxable Canadian property" for the purposes of the Tax Act, or if such gains are exempt from Canadian tax pursuant to the provisions of an applicable income tax treaty.

After the Continuance, the common shares will generally not be taxable Canadian property to Non-Resident Stockholders, and therefore will not cause such Stockholders to be subject to taxation in Canada on any subsequent disposition of the common shares, provided that more than 50% of the fair market value of the common shares is not derived directly or indirectly from one or any combination of real property situated in Canada, Canadian resource properties, and timber resource properties.

Non-Resident Stockholders will not be subject to Canadian withholding tax on dividends paid on the common shares after the Continuance.

Consequences to the Company

Due to the Company's change in residence upon the Continuance, the Company will no longer be subject to taxation in Canada on its worldwide income. However, if the Company carries on a business in Canada, subject to the application of the Canada-United States Income Tax Convention, 1980, as amended, it will be subject to Canadian tax on business profits attributable to such business in Canada.

For the purposes of calculating any Canadian tax liability of the Company after the Continuance, the Company will be unable to deduct historic losses incurred prior to becoming a Delaware corporation. The Continuance will therefore eliminate the Company's past Canadian tax losses as a source of future deductions.

Certain Material United States Federal Tax Consequences

As described below, the consummation of the Continuance is contingent upon receipt by the Corporation of a legal opinion from the Company's U.S. legal counsel. The following is a summary of the anticipated material U.S. federal income tax consequences to U.S. Stockholders, as described below, arising from and relating to the Continuance of the Company.

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax consequences that may apply to a U.S. Stockholder as a result of the Continuance. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Stockholder that may affect the U.S. federal income tax consequences of the Continuance to such U.S. Stockholder. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Stockholder. U.S. Stockholders should consult their own financial advisor, legal counsel, or accountant regarding the U.S. federal, state, local, and foreign tax consequences of the Continuance.

Scope of this Disclosure

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations, published Internal Revenue Service (“IRS”) rulings, published administrative positions of the IRS, and U.S. court decisions that are applicable as of the date of this Information Circular. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive basis. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive basis.

U.S. Stockholders

For purposes of this summary, a U.S. Stockholder is a beneficial owner of Common Shares that, for U.S. federal income tax purposes, is (a) a citizen or resident of the U.S., (b) a corporation, or other entity classified as a corporation for U.S. federal income tax purposes, that is created or organized in or under the laws of the U.S. or any state thereof, including the District of Columbia, (с) an estate if the income of such estate is subject to U.S. federal income tax regardless of its source, or (d) a trust if (i) such trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes or (ii) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust. Notwithstanding the foregoing, the term U.S. Stockholder in this summary does not include IDC.

Non-U.S. Stockholders

A non-U.S. Stockholder is a beneficial owner of Common Shares other than a U.S. Stockholder. Subject to the discussion below under "Information Reporting Backup Withholding Tax," a non-U.S. Stockholder generally should not be subject to U.S. federal income tax on gain, if any, recognized pursuant to the Continuance, unless (a) such gain is effectively connected with a U.S. trade or business of the non-U.S. Stockholder (or, if the Convention Between the United States of America and Canada with Respect to Taxes on Income and on Capital, 1980, as amended, applies, such gain is attributable to а U.S. permanent establishment of the non-U.S. Stockholder) or, (b) in the case of gain recognized by an individual non-U.S. Stockholder, such individual is present in the U.S. for 183 days or more in the taxable year of the Continuance and certain other conditions are satisfied.

Non-U.S. Stockholders should consult their own financial advisor, legal counsel, or accountant regarding the U.S. federal, state, local, and foreign tax consequences (including the potential application and operation of any tax treaties) of the Continuance.

U.S. Stockholders Subject to Special U.S. Federal Income Tax Rules Not Addressed

Except as otherwise specifically stated, this summary does not address the U.S. federal income tax consequences of the Continuance to U.S. Stockholders that are subject to special provisions under the Code, including the following U.S. Stockholders: (a) U.S. Stockholders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) U.S. Stockholders that are financial institutions, insurance companies, real estate investment trusts, or regulated investment companies or that are broker-dealers or dealers in securities; (с) U.S. Stockholders that have a "functional currency" other than the U.S. dollar; (d) U.S. Stockholders subject to the alternative minimum tax provisions of the Code; (е) U.S. Stockholders that own common shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) U.S. Stockholders that acquired Common Shares through the exercise of employee stock options or otherwise as compensation for services; (g) partners of partnerships that hold common shares or owners of other entities classified as partnerships or "pass-through" entities for U.S. federal income tax purposes that hold common shares; (h) U.S. Stockholders that own or have previously owned, directly or indirectly (applying the ownership attribution rules of Section 958 of the Code), 10% or more of the total combined voting power of all classes of the common shares entitled to vote; and (i) U.S. Stockholders that hold common shares other than as a capital asset within the meaning of Section 1221 of the Code. U.S. Stockholders that are subject to special provisions under the Code, including U.S. Stockholders described immediately above, should consult their own financial advisor, legal counsel or accountant regarding the U.S. federal, U.S. state and local, and foreign tax consequences of the Continuance.

Tax Consequences in Other Jurisdictions Not Addressed

This summary does not address the U.S. state or local tax consequences, or the tax consequences in jurisdictions other than the U.S., of the Continuance to U.S. Stockholders. Each U.S. Stockholder should consult its own financial advisor, legal counsel, or accountant regarding the U.S. federal, state, local, and foreign tax consequences of the Continuance.

Transactions Not Addressed

This summary does not address the U.S. federal income tax consequences to U.S. Stockholders of transactions entered into prior to, concurrently with, or subsequent to the Continuance (regardless of whether any such transaction is undertaken in connection with the Continuance), including, but not limited to, the following transactions: (a) any exercise of any stock option, warrant, or other right or obligation to acquire common shares; (b) any conversion of any note, debenture, or other debt instrument of the Company into common shares; or (с) any conversion of one class of shares of the Company into a different class of shares of the Company.

Certain Material United States Federal Tax Consequences

As described below, the consummation of the Continuance is contingent upon receipt by the Company of a legal opinion from the Company's U.S. legal counsel. The following is a summary of the anticipated material U.S. federal income tax consequences to U.S. Stockholders, as described below, arising from and relating to the Continuance of the Company.

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax consequences that may apply to a U.S. Stockholder as a result of the Continuance. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Stockholder that may affect the U.S. federal income tax consequences of the Continuance to such U.S. Stockholder. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Stockholder. U.S. Stockholders should consult their own financial advisor, legal counsel, or accountant regarding the U.S. federal, state, local, and foreign tax consequences of the Continuance.

U.S. Federal Income Tax Consequences of the Continuance

Qualification of the Continuance as a Tax-Deferred Reorganization

It is a condition to the obligation of the Company to complete the Continuance that the Company receive a legal opinion from its U.S. legal counsel to the effect that the Continuance should qualify as a tax-deferred reorganization under Section 368(a) of the Code, which is referred to here as a reorganization. Such legal opinion will be based on certain factual assumptions regarding, and the truth and accuracy of certain factual representations made by, the Company and will be subject to certain limitations. If one or more of such assumptions or representations proves to be untrue or inaccurate, the positions taken in such legal opinion and this summary may not apply, and the actual U.S. federal income tax consequences of the Continuance to U.S. Stockholders may be materially different than the U.S. federal income tax consequences discussed in this summary.

It is anticipated that the Continuance may qualify as a reorganization under either or both of Section 368(a)(1)(F) of the Code (a Type F Reorganization) or Section 368(а)(1)(D) of the Code (a Type D Reorganization). The Continuance will fail to qualify as a Type F Reorganization if holders of 1% or more of the Common Shares exercise the right to dissent from the Continuance. The Continuance may fail to qualify as a Type D Reorganization if the continued company in Delaware fails to acquire "substantially all" of the assets of the Company in the Continuance. For ruling purposes, the IRS defines "substantially all" as 70% of the gross assets and 90% of the net assets of the Company. In determining if the continued company in Delaware acquires the requisite amount of assets of the Company, payments of cash by us to any holders of common shares that exercise the right to dissent from the Continuance will not be considered as assets acquired by the continued company in Delaware. Accordingly, if Stockholders of a significant number of the Common Shares exercise the right to dissent from the Continuance, the Continuance may fail to qualify as a Type D Reorganization.

The requirements that must be satisfied in order for the Continuance to qualify as either a Type F Reorganization or a Type D Reorganization are complex, and each U.S. Stockholder should consult its own financial advisor, legal counsel, or accountant regarding these requirements.

Assuming that the Continuance qualifies as a reorganization, the following U.S. federal income tax consequences should result to U.S. Stockholders: (a) no gain or loss should be recognized by a U.S. Stockholder that holds shares of our continued company, (b) the aggregate basis of shares of the continued company received by a U.S. Stockholder in the Continuance should be equal to the aggregate basis of the Company common shares exchanged therefor by such U.S. Stockholder, and (с) the holding period of shares of the continued company received by a U.S. Stockholder in the Continuance should include the holding period of the Company common shares exchanged therefor by such U.S. Stockholder.

Application of Section 367(b) may Result in the Recognition of a Deemed Dividend or Gain

Section 367(b) of the Internal Revenue Code and the related Treasury Regulations may require the recognition of a deemed dividend or gain on the Common Shares of certain U.S. Stockholders for various inbound reorganizations. The Continuance of the Company to Delaware should be considered an inbound reorganization subject to the rules of Section 367(b).

Under Section 367(b) and the related Treasury Regulations, a U.S. Stockholder that owns ten percent (10%) or more of a foreign corporation and any foreign corporation with respect to which a U.S. Stockholder is a ten percent (10%) U.S. Stockholder, must include into income as a deemed dividend all earnings and profits of the Company attributable to their stock in an inbound Continuance or reorganization.

Therefore, if the Company had earnings and profits prior to the Continuance, a U.S. Stockholder that owns ten percent (10%) or more of the Company’s Common Shares and any foreign corporation with a ten percent (10%) U.S. Stockholder would have to recognize income as a deemed dividend on the earnings and profits attributable to their stock. The Company believes that it does not have any earnings and profits as described in the Internal Revenue Code and therefore the imputation of a deemed dividend should not be applicable for a U.S. Stockholder that owns ten percent (10%) or more of common shares and any foreign corporation with a ten percent (10%) U.S. Stockholder.

Under Section 367(b) and the related Treasury Regulations, a U.S. Stockholder that owns less than ten percent (10%) of a foreign corporation that is involved in an inbound reorganization subject to Section 367(b) will be required to recognize gain on their Common Shares, if any, on the transaction. The U.S Stockholder is not entitled to recognize a loss on their Common Shares should their cost basis exceed the value of their common shares upon the inbound reorganization. A U.S. Stockholder that owns less than ten percent (10%) may elect to include a deemed dividend amount of all earnings and profits attributable to their common shares or report no deemed dividend should the Company have no earnings and profits, rather than recognize gain on their common shares. If a less than ten percent (10%) wishes to make an election to report the all earnings and profits amount or the fact there are no earnings and profits, rather than recognize gain on their common shares, they must request a Section 367(b) statement related to the earnings and profits of the company to be attached to the U.S. Stockholder's U.S. tax return.

Finally, certain U.S. Stockholders that own less than ten percent (10%) of the Company's stock and whose common shares have a value of less than fifty thousand dollars ($50,000) on the date of the Continuance are exempt from all deemed dividend income and gain recognition as a result of Section 367(b).

Dissenting U.S. Stockholders

А U.S. Stockholder that exercises the right to dissent from the Continuance should recognize gain or loss in an amount equal to the difference, if any, between (i) the amount of cash received by such U.S. Stockholder in exchange for the common shares (other than amounts, if any, that are or are deemed to be interest for U.S. federal income tax purposes, which amounts will be taxed as ordinary income) and (ii) the tax basis of such U.S. Stockholder in the common shares.

Such gain or loss should be capital gain or loss, which will be long-term capital gain or loss if the Common Shares are held for more than one year. Preferential tax rates apply to long-term capital gains of a U.S. Stockholder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Stockholder that is a corporation. Deductions for capital losses and net capital losses are subject to complex limitations.

Information Reporting Backup Withholding Tax

Taxable payments made pursuant to the Continuance generally will be subject to information reporting and backup withholding tax, at the rate of 28%, if a U.S. Stockholder (a) fails to furnish such U.S. Stockholder's correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (с) is notified by the IRS that such U.S. Stockholder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Stockholder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Stockholder that it is subject to backup withholding tax. However, U.S. Stockholders that are corporations generally are excluded from these information reporting and backup withholding tax rules. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Stockholder's U.S. federal income tax liability, if any, or will be refunded, if such U.S. Stockholder furnishes required information to the IRS.

Each U.S. Stockholder should consult its own financial advisor, legal counsel, or accountant regarding the information reporting and backup withholding tax rules.

No IRS Ruling

No ruling from the IRS has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the Continuance to U.S. Stockholders. Neither this summary nor the legal opinion provided by U.S. legal counsel are binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary or such legal opinion. In addition, because the authorities on which this summary and such legal opinion are based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the positions taken in this summary or such legal opinion.

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

Documents and agreements concerning our company referred to in this annual report may also be viewed by appointment, during normal business hours, at our principal executive office at 1980 Post Oak Blvd., Suite 2020, Houston, TX 77056.

I.	Subsidiary Information

Not applicable.

Item 11.	Quantitative and Qualitative Disclosure About Market Risk

Credit Risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. As at April 30, 2012, the maximum credit exposure is the carrying amount of accounts receivable of $nil and the long-term receivable of $302,536 (2011 – accounts receivable $231,316; 2011 long-term receivable $294,862; 2010 - long term receivable $307,620) each of which is receivable from a single counterparty. Both counterparties are active in the exploration for and extraction of oil and natural gas, and are therefore largely exposed to the same risks as the Company.

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

The Company did not provide for any doubtful accounts nor did it write-off any receivables during the years ended April 30, 2012, and 2011. The Company would only choose to write-off a receivable balance (as opposed to providing an allowance) after all reasonable avenues of collection had been exhausted.

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

Commodity Price Risk

Market risk is the risk that changes in commodity prices, will affect the Company's oil sales, cash flows or the value of its financial instruments. The objective of commodity price risk management is to manage and control market risk exposures within acceptable limits, while maximizing returns. Our future revenue and profitability will be dependent, to a significant extent, upon prevailing market prices for oil and gas. In the past, oil and gas prices have been volatile. Prices are subject to wide fluctuations in response to changes in supply of, and demand for, oil and gas, market uncertainty, and a variety of additional factors that are beyond our control. We currently are in an exploration stage and accordingly, we capitalize all net revenue received against capital costs incurred.

Foreign Currency Exchange Rate Risk

The Company is exposed to foreign currency fluctuations as it has cash, accounts receivable and accounts payable denominated in Canadian dollars. A 1% change in foreign exchange rates between the US and Canadian dollars would have resulted in a change of approximately $1,000 in the net loss in 2012 (2011 - $2,425). There are no exchange rate contracts in place.

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

Share Price Risk

Share price risk is the risk that changes in the market price of the Company’s shares will affect the fair value of its derivatives. A 5% change in the market price of the Company’s shares would have resulted in a change of approximately $40,000 in the net loss (2011 - $1,073,700; 2010 - $94,000).

Item 12.	Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

On July 30, 2010, we issued to various investors senior secured promissory notes and subordinated secured debentures.  Between December 28, 2010 and March 7, 2011, we issued to various investors secured promissory notes.  In connection with the issuance of these securities, we granted a security interest to the investors substantially all of our assets. Interest on these securities is payable quarterly in arrears.  We have not made the required quarterly interest payments and the secured promissory notes issued between December 28, 2010 and March 7, 2011 had a maturity date of June 28, 2012, which have not been repaid, therefore, we are currently in default under the terms of the securities.

Although the investors have not demanded current payment on the amounts outstanding (to the extent the principal is not currently due), the obligations of the Company under the various secured notes may be accelerated upon the occurrence of an event of default.  Pursuant to the security interests granted, in the event of a default, the investors have the right to take possession of the collateral, to operate our business using the collateral, and have the right to assign, sell, lease or otherwise dispose of and deliver all or any part of the collateral, at public or private sale or otherwise to satisfy our obligations under these agreements. As of the date of this filing, the investors have not declared a default by the Company, although there can be no assurance that they will not declare a default in the future.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

As disclosed in our Current Report on Form 8-K, filed with the Securities and Exchange Commission on September 13, 2012, the Company domesticated into the State of Delaware from Canada by filing of a Certificate of Corporate Domestication and Certificate of Incorporation with the Secretary of State of the State of Delaware (the “Continuance”). The Continuance took effect on September 11, 2012. A copy of the Certificate of Domestication and Certificate of Incorporation were filed as exhibits to the Current Report.

Although our Canadian corporation charter documents have been modified materially, in that they have been replace by our Delaware Certificate of Incorporation and Bylaws, we do not believe that the rights of holders of any class of our securities has been materially affected.

Item 15.	Controls and Procedures.

Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms, and that such information is accumulated and communicated to our chief executive officer and chief financial officer to allow timely decisions regarding required disclosure. Our management, including our chief executive officer and chief financial officer, conducted an evaluation of the effectiveness of our disclosure controls and procedures, as defined under Exchange Act Rule 13a-15(e), as of April 30, 2012. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were not effective as of April 30, 2012 due to a material weakness in our internal control over financial reporting, as discussed below.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as required under applicable United States securities regulatory requirements. Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Exchange Act as a process designed by, or under the supervision of, the company’s chief executive and chief financial officers and effected by the company’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

●	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the company;

●	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and

●	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use of disposition of the company’s assets that could have a material effect on the financial statements.

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

Our management assessed the effectiveness of our internal control over financial reporting as of April 30, 2012. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control Integrated Framework. Based on that evaluation under this framework, our management concluded that as of April 30, 2012, our internal control over financial reporting was not effective because of the following material weaknesses in our internal control over financial reporting:

●	We have an insufficient number of personnel that have sufficient knowledge and experience in accounting, including U.S. GAAP.

●	Due to our small number of employees and resources, we have limited segregation of duties, as a result of which there is insufficient independent review of duties performed.

●	As a result of the limited number of accounting personnel, we rely on outside consultants for the preparation of our financial reports, including financial statements and management discussion and analysis, which could lead to overlooking items requiring disclosure.

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

Remediation Plan

Our chief executive officer, also is our chief financial officer. The size of the Company and its limited number of employees will make it difficult to remediate all existing weaknesses. If and when the Company is recapitalized, we intend to hire additional accounting staff, and operations and administrative executives and remediate each of the weaknesses in our disclosure controls and internal control over financial reporting.

Changes to Internal Controls and Procedures for Financial Reporting

During the fiscal year ended April 30, 2012, our chief executive officer resigned and was replaced by our chief financial officer who served as an interim chief executive officer. We also moved in 2011 our administrative functions from Calgary to Houston. Owing to the limited number of staff we have relied heavily on the active involvement of our chief executive officer for our internal controls and thus have had limited segregation of duties. During the year ended April 30, 2012 the Company eliminated nearly its entire accounting staff and now completely relies upon outside consultants to do its bookkeeping and prepare its financial reports. Other than as described, there were no changes in our internal control over financial reporting that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting

Item 16.	[Reserved]

Item 16A.	Audit Committee Financial Expert.

Our board has determined that Mr. Fred Zeidman, a non-independent director, qualifies as an “audit committee financial expert” as defined by rules of the Securities and Exchange Commission. For a brief listing of Mr. Zeidman’s relevant experience, see Item 6.A. “Directors, Senior Management and Employees - Directors and Senior Management.”

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

Independent Public Accountants Fees

Our board of directors appointed KPMG LLP as our independent registered public accountant to audit our financial statements for the fiscal years ended April 30, 2011.

The aggregate fees billed by KPMG LLP, as our external auditor in each of the last two fiscal years for audit and compliance fees are as follows:

Financial Year Ended April 30,	Audit Fees	Audit Related Fees	Tax Fees(1)	All Other Fees
2011 KPMG LLP	$213,145	$-	$81,370	-
2010 KPMG LLP	$79,000	$-	$53,000	-

Note:

(1)	"Tax Fees" include fees paid to the Company’s external auditors for tax compliance and tax planning advice.

The aggregate fees billed by Marcum LLP, as our external auditor for 2012 for audit and compliance fees are as follows:

Financial Year Ended April 30, 2012	Audit Fees	Audit Related Fees	Tax Fees(1)	All Other Fees
Marcum LLP	$110,000	$-		-

Note:

(1)	"Tax Fees" include fees paid to the Company’s external auditors for tax compliance and tax planning advice.

Audit Committee Pre-Approved Policies and Procedures

Our audit committee pre-approves all services provided by our independent registered public accounting firm. All of the services and fees described above were reviewed and approved by the audit committee before the respective services were rendered.

Item 16D.	Exemptions from the Listing Standards for Audit Committees.

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

There were no purchases of our common shares made by us or on our behalf or by any affiliated purchaser during the fiscal year ended April 30, 2012.

Item 16F.	Change in Registrant’s Certifying Accountant.

KPMG LLP was previously the principal accountants for Petro River Oil Corp (formerly known as Gravis Oil Corporation). On June 26, 2012, that firm resigned and Marcum LLP was engaged as principal accountants. The decision to change accountants was approved by the board of directors.

During the two fiscal years ended April 30, 2011, and the subsequent interim period through June 26, 2012, there were no: (1) disagreements with KPMG LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements if not resolved to their satisfaction would have caused them to make reference in connection with their opinion to the subject matter of the disagreement, or (2) reportable events. The audit reports of KPMG LLP on the consolidated financial statements of the Company and subsidiaries as of and for the years ended April 30, 2011 and 2010, did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles, except as follows:

KPMG LLP's report on the consolidated financial statements of the Company and subsidiaries as of and for the years ended April 30, 2011 and 2010, contained a separate paragraph stating that” Gravis Oil Corporation has cash outflows from operating activities, recurring losses, and a working capital deficiency at April 30, 2011. These conditions, along with other matters as set forth in Note 1 in the consolidated financial statements, indicate the existence of a material uncertainty that cast significant doubt about Gravis Oil Corporation's ability to continue as a going concern.”

During the two years ended April 30, 2011 and any subsequent interim period prior to engaging Marcum LLP, neither we nor or anyone on our behalf consulted Marcum LLP regarding (i) either: the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on our financial statements, and neither a written report nor oral advice was provided to us that Marcum LLP concluded was an important factor considered by us in reaching a decision as to the accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement or a reportable event.

We requested Marcum LLP to review the substance of the foregoing disclosure before it was filed with the Securities and Exchange Commission and provided KPMG LLP with a copy of the substance of the disclosures and asked them to furnish a letter addressed to the Commission stating whether it agrees with the statements made by use. This letter from KPMG LLP is attached as Exhibit 15.2 to this Form 20-F.

Item 16G.	Corporate Governance.

None.

Item 16H. Mine Safety Disclosure.

Not Applicable.

Item 17.	Financial Statements.

Not applicable.

Item 18.	Financial Statements

See Financial Statements attached hereto as pages F-1 to F-39.

Item 19.	Exhibits

Exhibit Number	Description
1.1	Certificate of Incorporation - British Columbia (1)
1.2	Notice of Articles - British Columbia (2)
1.3	Certificate of Name Change - British Columbia (2)
1.4	Articles - British Columbia (2)
1.5	Certificate of Continuance - Alberta (3)
1.6	Articles of Continuance - Alberta (3)
1.7	By-law No. 1 - Alberta (3)
1.8	Certificate of Name Change – Alberta (8)
1.9	Certificate of Corporate Domestication - Delaware (9)
1.10	Certificate of Incorporation – Delaware (10)
1.11	Bylaws – Delaware (11)
4.1	Canadian Stock Option Plan dated August 24, 2004, amended and restated February 19, 2007 and August 9, 2007 (4)
4.2	U.S. Stock Option Plan dated January 5, 2007 (4)
4.3	Operating and Farm-in Agreement dated October 24, 2007 in respect Loma Area, Montana (Big Sky project) (5)
4.4	Operating and Farm-in Agreement dated October 24, 2007 in respect Teton Area, Montana (Big Sky project) (5)
4.5	Canadian Equity Incentive Plan, amended and restated June 5, 2008 (6)
4.6	U.S. Equity Incentive Plan, amended and restated June 5, 2008 (6)
4.7	Agreement of Purchase and Sale dated August 27, 2009 between MegaWest Energy Missouri Corp. and Mega Partners 1, LLC (6)
4.8	Operating Agreement dated August 27, 2009 between MegaWest Energy Missouri Corp. and Mega Partners 1, LLC (6)
4.9	Side Letter Agreement dated August 27, 2009 between MegaWest Energy Missouri Corp. and Mega Partners 1, LLC (6)
4.10	Form of Subscription Agreement entered into with various subscribers in August, 2009 (6)
4.11	Form of Subscription Agreement dated July 30, 2010, among MegaWest Energy Corp. and certain subscribers for US$2,500,000 Senior Convertible Notes (7)
4.12	Form of Exchange Agreement dated July 30, 2010, among MegaWest Energy Corp. and the holders of Series A preferred shares to convert the Series A preferred shares into US$2,501,069 Junior Convertible Notes (7)

4.13	2012 Equity Compensation Plan+
8.1	List of Subsidiaries (7)
8.2	Amended List of Subsidiaries+
11.1	Code of Ethics (7)
12.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act, as amended+
13.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002+
15.1	Consent of GLJ Petroleum Consultants+
15.2	Letter of KPMG dated October 24, 2012.

+ filed herewith

EX-101.SCH	XBRL TAXONOMY EXTENSION SCHEMA DOCUMENT++
EX-101.CAL	XBRL TAXONOMY EXTENSION CALCULATION LINKBASE++
EX-101.DEF	XBRL TAXONOMY EXTENSION DEFINITION LINKBASE++
EX-101.LAB	XBRL TAXONOMY EXTENSION LABELS LINKBASE++
EX-101.PRE	XBRL TAXONOMY EXTENSION PRESENTATION LINKBASE++

++ submitted herewith

(1)	Incorporated by reference to our Form 6-K filed with the Securities and Exchange Commission on March 6, 2006.
(2)	Incorporated by reference to our Form 20-F filed with the Securities and Exchange Commission on March 30, 2007.
(3)	Incorporated by reference to our Form F-1/A filed with the Securities and Exchange Commission on February 15, 2008.
(4)	Incorporated by reference to our Form 20-F filed with the Securities and Exchange Commission on August 10, 2007.
(5)	Incorporated by reference to our Form F-1/A filed with the Securities and Exchange Commission on December 31, 2007.
(6)	Incorporated by reference to our Form 6-K filed with the Securities and Exchange Commission on September 4, 2009.
(7)	Incorporated by reference to our Form 20-F filed with the Securities and Exchange Commission on November 16, 2010.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

PETRO RIVER OIL CORP.

	By:	/s/ JEFFREY FREEDMAN
Jeffrey Freedman
Chief Executive Officer and Chief Financial Officer
November 2, 2012

PART III

Item 17.	Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS

To the Board of Directors and Stockholders
of Petro River Oil Corp. (formerly known as Gravis Oil Corporation)

We have audited the accompanying consolidated balance sheet of Petro River Oil Corp. (formerly known as Gravis Oil Corporation) and Subsidiaries (the “Company”) as of April 30, 2012, and the related consolidated statements of operations and comprehensive loss, stockholders’ deficiency and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Petro River Oil Corp. (formerly known as Gravis Oil Corporation) and Subsidiaries, as of April 30, 2012, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 1, the Company has incurred significant losses and needs to raise additional funds to meet its obligations and sustain its operations. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Marcum llp

New York, NY
November 2, 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS

To the Shareholders of Petro River Oil Corp (formerly known as Gravis Oil Corporation)

We have audited the accompanying consolidated financial statements of Petro River Oil Corp and its subsidiaries, which comprise the consolidated balance sheet as at April 30, 2011, the consolidated statements of operations and comprehensive loss, stockholders’ deficiency and cash flows for each of the years in the two-year period ended April 30, 2011, and notes, comprising a summary of significant accounting policies and other explanatory information.

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

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Petro River Oil Corp and its subsidiaries as at April 30, 2011 and their consolidated results of operations and consolidated cash flows for each of the years in the two-year period ended April 30, 2011 in accordance with United States generally accepted accounting principles.

/s/ KPMG LLP

Chartered Accountants

Calgary, Canada
October 12, 2011

Petro River Oil Corp. and Subsidiaries
(formerly known as Gravis Oil Corporation)
Consolidated Balance Sheets
(United States Dollars, except for number of shares)

	As of
	April 30, 2012	April 30, 2011
Assets
Current Assets:
Cash and cash equivalents	$300,274	$1,179,838
Cash in escrow	-	658,000
Accounts receivable	-	231,316
Prepaid expenses and other current assets	71,675	92,196
Total Current Assets	371,949	2,161,350

Oil and gas assets , net	1,125,000	17,975,830
Property, plant and equipments, net of accumulated depreciation of $300,234, and $275,931	8,146	19,498
Related party long-term receivable, net	-	294,862
Reclamation deposits	25,000	143,696
Deferred loan fees, net of accumulated amortization of $272,646 and $100,357	50,988	223,276
Other assets	15,315	-
	1,224,449	18,657,162
Total Assets	$1,596,398	$20,818,512

Liabilities and Stockholders' Equity Deficiency

Current Liabilities:
Accounts payable and accrued expenses	$303,857	$1,251,214
Related party payable	51,937	522
Accrued interest payable	1,705,897	505,696
Current portion of asset retirement obligations	260,482	205,700
Liability current portion of convertible notes, net	2,529,200	1,626,243
Derivatives, current portion	44,659	332,480
Total Current Liabilities	4,896,032	3,921,855

Long-term liabilities:
Asset retirement obligations , net of currnet portion	366,590	521,636
Liability long-term portion of convertible notes, net	6,568,433	5,040,020
Derivatives , net of current portion	712,959	14,167,414
Total Long-Term Liabilities	7,647,982	19,729,070
Total Liabilities	12,544,014	23,650,925

Commitments and contingencies

Stockholders’ Deficiency:
Preferred Shares - 100,000,000 authorized; par value $0.00001per share
Preferred B shares - 29,500 authorized; 17,599 issued and outstanding with a $100 stated value and par value $0.00001 per share	2,126,904	-
Common shares - 2,250,000,000 authorized; par value $0.00001 per share; 14,078,947 issued and outstanding	79,016,425	79,016,425
Additional paid-in capital	54,532,191	54,341,320
Accumulated other comprehensive loss	(234,650)	(272,156)
Accumulated deficit	(146,388,486)	(135,918,002)
Total Stockholders' Deficiency	(10,947,616)	(2,832,413)
Total Liabilities and Stockholders' Deficiency	$1,596,398	$20,818,512

The accompanying notes are an integral part of these Consolidated Financial Statements.

Petro River Oil Corp. and Subsidiaries

(formerly known as Gravis Oil Corporation)

Consolidated Statements of Operations and Comprehensive Loss

(United States Dollars, except for number of shares)

	For the Years Ended April 30,
	2012	2011	2010
Operations
Revenue and Other Income
Oil and natural gas sales	$436,386	$1,565,963	$1,575,150
Total Income	436,386	1,565,963	1,575,150

Operating Expenses
Operating	1,963,969	3,470,746	3,955,084
Impairment of oil and gas assets	16,380,166	12,848,677	1,162,545
General and administrative	1,890,791	3,307,060	3,193,449
Depreciation, depletion and accretion	333,614	844,160	293,113
Total Expenses	20,568,540	20,470,643	8,604,191

Operating loss	(20,132,154)	(18,904,680)	(7,029,041)

Other (income) expenses
Interest and Other Income	(18,580)	(16,213)	(6,073)
Interest and amortization of debt discount	3,684,545	1,512,443	-
Amortization of deferred financing cost	172,288	-	-
Foreign exchange (gain) loss	6,849	(86,959)	98,225
Extinguishment of debt	(250,000)	-	-
Rent settlement	(50,000)	-	-
Change in fair value of derivatives	(13,573,776)	9,395,435	829,166
Total other (income) expenses	(10,028,674)	10,804,706	921,318

Net Loss	(10,103,480)	(29,709,386)	(7,950,359)

Dividend - Convertible Preferred A Stock	-	82,274	218,795
Dividend - Convertible Preferred B Stock	367,004	-	-
Deemed dividend - Convertible Preferred A Stock	-	537,533	-
Deemed dividend - Convertible Preferred B Stock	5,339,700	-	-
Net loss attributable to common stockholders	(15,810,184)	(30,329,193)	(8,169,154)

Comprehensive Loss
Net loss	(10,103,480)	(29,709,386)	(7,950,359)
Foreign exchange translation	37,506	(283,771)	4,984,026
Total Comprehensive Loss	$(10,065,974)	$(29,993,157)	$(2,966,333)

Net Loss attributable to common stockholders per Common Share - Basic and Diluted	$(1.12)	$(2.27)	$(0.61)

Weighted Average Number of Common Shares Outstanding (- Basic and diluted)	14,078,947	13,387,166	13,325,545

The accompanying notes are an integral part of these Consolidated Financial Statements.

Petro River Oil Corp. and Subsidiaries

(formerly known as Gravis Oil Corporation)

Consolidated Statements of Stockholders' Equity/(Deficiency)

(United States Dollars, except number of shares)

For the years ended April 30, 2012, 2011 and 2010

								Accumulated
								Other		Total
	Preferred A		Preferred B		Common	Common	Additional	Comprehensive	Accumulated	Stockholders’
	Shares	Amount	Shares	Amount	Shares	Amount	Paid-in Capital	Income (loss)	Deficit	Equity/(Deficiency)
Balance at April 30, 2009	-	$-	-	$-	13,324,447	$78,828,533	$53,113,182	$(4,972,411)	$(97,419,655)	$29,549,649
Issuance of convertible preferred A shares at $100 per share on August 28, 2009, net of costs	2,200	1,662,467	-	-	-		-	-	-	1,662,467
Issuance of common stock for services					4,500	7,638				7,638
Dividends - Preferred A Shares		218,795							(218,795)	-
Foreign exchange translation								4,984,026		4,984,026
Stock-based compensation							500,293			500,293
Net loss									(7,950,359)	(7,950,359)
Balance at April 30, 2010	2,200	1,881,262	-	-	13,328,947	78,836,171	53,613,475	11,615	(105,588,809)	28,753,714

Balance at April 30, 2010	2,200	$1,881,262	-	-	13,328,947	$78,836,171	$53,613,475	$11,615	$(105,588,809)	$28,753,714
Conversion of Senior I Notes					750,000	180,254				180,254
Dividend Preferred A Shares		82,274							(82,274)	-
Conversion of preferred A shares into Convertible Junior notes on July 30, 2010	(2,200)	(1,963,536)							(537,533)	(2,501,069)
Foreign exchange translation								(283,771)		(283,771)
Stock-based compensation							727,845			727,845

Net loss									(29,709,386)	(29,709,386)
Balance at April 30, 2011	-	-	-	-	14,078,947	79,016,425	54,341,320	(272,156)	(135,918,002)	(2,832,413)
Issuance of convertible preferred B shares at $100 per share on June 7, 2011			17,599	1,759,900						1,759,900
Reversal of derivative liabilities upon exercise of preferred B option							5,508,200			5,508,200
Dividend Preferred B Shares				367,004					(367,004)	-
Deemed dividend - Preferred B shares							(5,339,700)			(5,339,700)
Stock-based compensation							22,371			22,371
Foreign exchange translation								37,506		37,506
Net loss									(10,103,480)	(10,103,480)
Balance at April 30, 2012	-	$ -	17,599	$2,126,904	14,078,947	$79,016,425	$54,532,191	$(234,650)	$(146,388,486)	$(10,947,616)

The accompanying notes are an integral part of these Consolidated Financial Statements.

Petro River Oil Corp. and Subsidiaries

(formerly known as Gravis Oil Corporation)

Consolidated Statements of Cash Flows

(United States Dollars)

	For the Years Ended April 30,
	2012	2011	2010
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(10,103,480)	$(29,709,386)	(7,950,359)
Adjustments to reconcile net loss to net cash used in operating activities
Depletion of oil and gas properties	261,061	720,740	95,815
Impairment of oil and gas assets	16,380,166	12,848,677	1,162,545
Stock-based compensation	22,371	885,160	457,085
Depreciation	24,303	60,465	152,720
Accretion of asset retirement obligation	48,250	60,867	44,578
Allowance for related party long-term receivable	294,862	-	-
Gain on Debt Extinguishment	(250,000)	-	-
Rent settlement	(50,000)	-	-
Amortization of deferred Debt Discount	2,305,458	722,090	-
Amortization of deferred financing costs	172,288	-	-
Foreign currency transaction (gain) or loss	6,849	(36,181)	139,679
Change in fair value of derivatives liabilities	(13,573,776)	9,395,435	829,166
Changes in operating assets and liabilities
Accounts receivable	231,316	225,755	(392,003)
Prepaid Expenses and other assets	70,521	82,092	264,521
Accounts payable and accrued liabilities	(697,879)	541,260	649,974
Related party payable	51,937	(33,932)	(304,120)
Accrued interest payable	1,326,113	505,696	-
Asset retirement obligations	(148,514)	1,661	(90,746)
Other assets	(15,315)	12,758	-
Net Cash Used in Operating Activities	(3,643,469)	(3,716,843)	(4,941,145)

Cash Flows From Investing Activities:
Capitalized expenditure on oil and gas properites	(243,409)	(1,361,890)	(941,322)
Cash proceeds from disposition of oil and gas assets	431,989	-	2,391,077
Transfer of restricted cash to operating cash	658,000	-
change in reclaimation deposits	118,696	(2,881)	33,494
Acquisition of property and equipment	(12,033)	(3,054)	(7,401)
Net Cash Provided by (Used in) Investing Activities	953,243	(1,367,825)	1,475,848

Cash Flows From Financing Activities:
Proceeds from issuance of convertible notes	-	7,100,000	-
Proceeds from issuance of preferred shares	1,759,900	-	2,136,950
Transaction costs	-	(327,752)	-
Change in cash in escrow	-	(658,000)	-
Net Cash Provided by Financing Activities	1,759,900	6,114,248	2,136,950

Change in cash and cash equivalents	(930,326)	1,029,580	(1,328,347)
Exchange rate fluctuations on cash and cash equivalents	50,762	253	(2,377)
Cash and cash equivalents, beginning of period	1,179,838	150,005	1,480,729
Cash and cash equivalents, end of period	$300,274	$1,179,838	150,005

SUPPLEMENTARY CASH FLOW INFORMATION:
Cash Paid During the Period for:
Income taxes	$-	$-	$-
Interest received	$-	$1,163	$-
Interest paid	$-	$50,083	$-

Non-cash investing and financing activities:
Conversion of Preferred Shares into Junior Notes	-	$2,501,069	-

The accompanying notes are an integral part of these Consolidated Financial Statements.

PETRO RIVER OIL CORP

(formerlyGravis Oil Corporation)

Notes to the Consolidated Financial Statements

For the year ended April 30, 2012, 2011 and 2010

(United States dollars unless otherwise indicated)

1.	Organization and Going Concern:

Petro River Oil Corp (“Petro” or the “Company”) is an enterprise engaged in the exploration and exploitation of heavy oil properties. On September 7, 2012 a shareholder meeting was held to amend the Articles of the Corporation to change the name of the Company from Gravis Oil Corporation to Petro River Oil Corp. The Company’s principal administrative office is in Houston, Texas. The Company’s principal operations are in Western Missouri. Since November 2006, the Company’s activities have included analysis and evaluation of technical data, preparation of geological models, exploration drilling, conceptual engineering, construction and operation of thermal demonstration projects, and securing capital to fund operations. As of May 1, 2011, the Company determined the significant revenue metrics had been obtained in prior fiscal years, and management concluded the Company had exited the development stage.

As of April 30, 2012, the Company has a working capital deficiency of approximately $4.52 million, recurring losses, net cash outflows from operating activities and an accumulated deficit of approximately $146.4 million. During 2011, as a result of the Company’s financial position, cost factors and market conditions it suspended operations on its Missouri oil and gas assets. The Company will need to raise additional funds within the next 12 months by means of additional equity issuances, debt financing or selling of working interests in order to discharge its liabilities and continue its activities. In the longer term, the recoverability of the carrying value of the Company’s long-lived assets is dependent upon the Company’s ability to preserve its interest in the underlying properties, the discovery of economically recoverable reserves and the achievement of profitable operations. These matters raise substantial doubt about the Company’s ability to continue as a going concern.

While the outcome of fund raising and exploration activities cannot be determined at this time, these consolidated financial statements are prepared on the basis of a going concern. The going concern basis of presentation assumes the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business. While there is substantial doubt about the ability of the Company to continue to use the going concern assumption, these consolidated financial statements do not include any adjustments to the amounts and classification of assets and liabilities that may be necessary should the Company be unable to secure additional funding and attain profitable operations. Management intends to acquire additional assets. On June 27, 2012 the Company entered into a non-binding letter of intent with Petro River Oil, LLC (“Petro River”), a privately held Delaware limited liability company that would result in the Company acquiring Petro River for common stock, the name of the Company changed and the Company re-domiciled to Delaware (the "Merger Transaction"). The letter of intent also contemplates that the board of the Company will consist of 5 members, 4 of which will be nominated by Petro River. Currently it is intended that post- transaction, current common shareholders of the Company will own approximately 2% of the issued and outstanding shares of the Company.

2.	Change in Reporting and Functional Currency:

These consolidated financial statements have been prepared using the United States dollar as the reporting currency, as management is of the opinion the use of US dollars to prepare the annual financial statements enhances communication with stockholders and improves comparability of financial information reported with peer group companies. Financial statements in prior to July 31, 2010 years were prepared using a Canadian dollar (Cdn dollar) reporting currency, however, both current year and historical financial information has been translated to US dollars in accordance with the method described in the significant accounting policies. The change in reporting currency resulted in the recognition of a cumulative foreign currency translation adjustment of $(283,771) and $37,506 in accumulated other comprehensive income for the years ended April 30, 2011 and 2012, respectively.

Effective July 30, 2010, the Company and its subsidiaries changed functional currency from the Cdn dollar to the US dollar. This change was made as a result of the financing completed in July 2010, causing the Company’s primary source of funding to be in US dollars and making the US dollar the currency of the economic environment in which the entity primarily generates and expends cash.

PETRO RIVER OIL CORP

(formerlyGravis Oil Corporation)

Notes to the Consolidated Financial Statements

For the year ended April 30, 2012, 2011 and 2010

(United States dollars unless otherwise indicated)

3.	Basis of Preparation:

The consolidated financial statements and accompanying footnotes are prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) and include the accounts of the Company and its wholly-owned subsidiaries. All material intercompany balances and transactions have been eliminated in consolidation.

4.	Significant Accounting Policies:

(a)	Use of Estimates

The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates include volumes of oil and natural gas reserves, abandonment obligations, impairment of oil and natural gas properties, depreciation, depletion and amortization, income taxes, fair value of derivatives liabilities and other financial instruments, and contingencies.

Oil and gas reserve estimates, which are the basis for unit-of-production depletion and the full cost ceiling test, have a number of inherent uncertainties. The accuracy of any reserve estimate is a function of the quality of available data and of engineering and geological interpretation and judgment. Results of drilling, testing, and production subsequent to the date of the estimate may justify revision of such estimate. Accordingly, reserve estimates are often different from the quantities of oil and gas that are ultimately recovered. In addition, reserve estimates are vulnerable to changes in prices of crude oil and gas. Such prices have been volatile in the past and can be expected to be volatile in the future.

PETRO RIVER OIL CORP

(formerlyGravis Oil Corporation)

Notes to the Consolidated Financial Statements

For the year ended April 30, 2012 and 2011

(United States dollars unless otherwise indicated)

(b)	Cash and Cash Equivalents:

Cash and cash equivalents include all highly liquid monetary instruments with original maturities of three months or less when purchased to be cash equivalents.  These investments are carried at cost, which approximates fair value. Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash deposits.  The Company maintains its cash in institutions insured by the Federal Deposit Insurance Corporation (“FDIC”).  Beginning April 30, 2010 through April 30, 2012, all noninterest-bearing transaction accounts are fully insured, regardless of the balance of the account, at all FDIC-insured institutions. This unlimited insurance coverage is separate from, and in addition to, the insurance coverage provided to the depositor’s other accounts held by a FDIC-insured institution, which are insured for balances up to $250,000 per depositor until December 31, 2013.

(c)	Oil and Gas Operations:

Oil and Gas Properties: The Company uses the full-cost method of accounting for its exploration and development activities. Under this method of accounting, the cost of both successful and unsuccessful exploration and development activities are capitalized as oil and gas property and equipment. Proceeds from the sale or disposition of oil and gas properties are accounted for as a reduction to capitalized costs unless the gain or loss would significantly alter the relationship between capitalized costs and proved reserves of oil and natural gas attributable to a country, in which case a gain or loss would be recognized in the statement of operations. The Company has defined a cost center by country. Currently, all of the Company’s oil and gas properties are located within the continental United States, its sole cost center.

Oil and gas properties may include costs that are excluded from costs being depleted. Oil and gas costs excluded represent investments in unproved properties and major development projects in which the Company owns a direct interest. These unproved property costs include nonproducing leasehold, geological and geophysical costs associated with leasehold or drilling interests and in process exploration drilling costs. All costs excluded are reviewed at least quarterly to determine if impairment has occurred.

Proved Oil and Gas Reserves: In accordance with Rule 4-10 of SEC Regulation S-X, proved oil and gas reserves are the estimated quantities of crude oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. The price used to establish economic producibility is the average price during the 12-month period preceding the end of the entity's fiscal year and calculated as the un-weighted arithmetic average of the first-day-of-the-month price for each month within such 12-month period.

Ceiling Test: Under the full-cost method of accounting, a ceiling test is performed quarterly. The full-cost ceiling test is an impairment test prescribed by SEC Regulation S-X Rule 4-10. The ceiling test determines a limit on the carrying value of oil and gas properties.  The capitalized costs of proved oil and gas properties, net of accumulated depreciation, depletion, amortization, and impairment and the related deferred income taxes, may not exceed the estimated future net cash flows from proved oil and gas reserves, excluding future cash outflows associated with settling asset retirement obligations that have been accrued on the balance sheet, generally using current prices (with consideration of price changes only to the extent provided by contractual arrangements) as of the date of the latest balance sheet presented and including the effect of derivative instruments that qualify as cash flow hedges, discounted at 10%, net of related tax effects, plus the cost of unevaluated properties and major development projects excluded from the costs being amortized. If capitalized costs exceed this limit, the excess is charged to expense and reflected as additional accumulated depreciation, depletion, amortization and impairment. In the application of the full-cost method, the term “current price” means the average price during the 12-month period prior to the end of the entity's fiscal year determined as the un-weighted arithmetical average of the prices on the first day of each month within the 12-month period.

In accordance with SEC Staff Accounting Bulletin ("SAB") No. 103, “Update of Codification of Staff Accounting Bulletins ,” derivative instruments qualifying as cash flow hedges are to be included in the computation of the limitation on capitalized costs. The Company has not accounted for its derivative contracts as cash flow hedges. Accordingly, the effect of these derivative contracts has not been considered in calculating the full cost ceiling limitation as of April 30, 2012 and 2011.

Depletion, Depreciation and Amortization: Depletion, depreciation and amortization is provided using the unit-of-production method based upon estimates of proved oil and gas reserves with oil and gas production being converted to a common unit of measure based upon their relative energy content. Investments in unproved properties and major development projects are not amortized until proved reserves associated with the projects can be determined or until impairment occurs. If the results of an assessment indicate that the properties are impaired, the amount of the impairment is deducted from the capitalized costs to be amortized. Once the assessment of unproved properties is complete and when major development projects are evaluated, the costs previously excluded from amortization are transferred to the full cost pool and amortization begins. The amortizable base includes estimated future development costs and where significant, dismantlement, restoration and abandonment costs, net of estimated salvage value.

In arriving at rates under the unit-of-production method, the quantities of recoverable oil and natural gas reserves are established based on estimates made by the Company’s geologists and engineers which require significant judgment, as does the projection of future production volumes and levels of future costs, including future development costs. In addition, considerable judgment is necessary in determining when unproved properties become impaired and in determining the existence of proved reserves once a well has been drilled. All of these judgments may have significant impact on the calculation of depletion expense. There have been no material changes in the methodology used by the Company in calculating depletion of oil and gas properties under the full cost method during the years ended April 30, 2012 and 2011.

As of April 30, 2012, the Company determined it necessary to impair the oil and gas properties by $16,380,166. Management concluded that an impairment was necessary after analyzing the current capitalization of the Company and analyzing the capital needs of each of the oil and gas projects. Management’s assessment was based on its lack of success in raising funds necessery to commercialize its assets. The Company impaired the assets to salvage values.

As of April 30, 2011, the Company performed a ceiling test calculation to assess the ceiling limitation of the proved oil properties in Missouri and determined that its net capitalized costs for the Missouri projects exceeded the ceiling limitation. As a result, the Company recorded an impairment charge of $9,066,590 (2010 - $nil) on the Missouri projects.

PETRO RIVER OIL CORP

(formerlyGravis Oil Corporation)

Notes to the Consolidated Financial Statements

For the year ended April 30, 2012, 2011 and 2010

(United States dollars unless otherwise indicated)

(d)	Property and Equipment other than Oil and Gas Properties:

Property and equipment are carried at cost, less accumulated depreciation.  Depreciation expense ($24,303 in 2012 and $60,465 in 2011, and $152,720 in 2010) is computed using the straight-line method over the estimated useful lives ranging from 3 to 5 years.

Renewals and improvements that significantly extend the useful lives of the assets are capitalized.  Capitalized leased assets and leasehold improvements are depreciated over the shorter of their useful lives or the remaining lease term.  Expenditures for maintenance and repairs are charged to expense as incurred. The cost of assets retired or otherwise disposed of and the related disposals are credited or charged to operations.

(e)	Asset Retirement Obligations:

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

(f)	Foreign Currency Translation:

Commencing July 30, 2010, the US dollar is the functional currency of the Company and its subsidiaries. Monetary assets and liabilities denominated in foreign currencies are translated to US dollars at the exchange rate in effect at the balance sheet date and non-monetary assets and liabilities at the exchange rates in effect at the time of the transactions. Revenues and expenses are translated to US dollars at rates approximating exchange rates in effect at the time of the transactions. Translation exchange gains and losses resulting from the period-end translation of assets and liabilities denominated in foreign currencies are recorded in other comprehensive income or loss, on the statement of equity. Transaction gains or losses are recognized through earnings.

For periods prior to July 30, 2010, the functional currency of the Company and its subsidiaries was Cdn dollar, which was translated into US dollars, the Company’s reporting currency, using the current rate method. Under this method, assets and liabilities are translated at the closing rate in effect at the end of the comparative period; revenues, expenses and cash flows are translated at the average rate in effect for the period; and equity transactions are translated at historical rates. Translation adjustments are included in accumulated other comprehensive loss presented in stockholders’ equity.

The Company is exposed to foreign currency fluctuations as it has cash, accounts receivable and accounts payable denominated in Canadian dollars. A 1% change in foreign exchange rates between the US and Canadian dollars would have resulted in a change of approximately $1,000 in the net loss in 2012 (2011-$2,425; 2010-$2,570). There are no exchange rate contracts in place.

PETRO RIVER OIL CORP

(formerlyGravis Oil Corporation)

Notes to the Consolidated Financial Statements

For the year ended April 30, 2012, 2011 and 2010

(United States dollars unless otherwise indicated)

(g)	Oil Revenue:

Sales of oil, net of any royalties, are recognized when oil has been delivered to a custody transfer point, persuasive evidence of a sales arrangement exists, the rights and responsibility of ownership pass to the purchaser upon delivery, collection of revenue from the sale is reasonably assured, and the sales price is fixed or determinable. We sell oil on a monthly basis. Virtually all of our contracts’ pricing provisions are tied to a market index, with certain adjustments based on, among other factors, whether a well delivers to a gathering or transmission line, quality of the oil, and prevailing supply and demand conditions, so that the price of the oil fluctuates to remain competitive with other available oil supplies.

(h)	Stock-Based Compensation:

Generally, all forms of stock-based compensation, including stock option grants, warrants, and restricted stock grants are measured at their fair value utilizing an option pricing model on the awards’ grant date, based on the estimated number of awards that are ultimately expected to vest. Share-based compensation awards issued to non-employees for services rendered are recorded at either the fair value of the services rendered or the fair value of the share-based payment, whichever is more readily determinable. The expense resulting from stock-based compensation are recorded in general and administrative expense in the consolidated statement of operations, depending on the nature of the services provided.

(i)	Income Taxes:

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

The Company recognizes interest and penalties related to uncertain tax positions in the statement of operations. During 2012 the Company incurred penalties and interest of approximately $32,000 with the Canadian Revenue Agency. Through October 15, 2012, the Company has paid $10,000 of the outstanding penalties and interest. As of April 30, 2011 and 2010 there were no charges for interest and penalties.

PETRO RIVER OIL CORP

(formerlyGravis Oil Corporation)

Notes to the Consolidated Financial Statements

For the year ended April 30, 2012, 2011 and 2010

(United States dollars unless otherwise indicated)

(j)	Per Share Amounts:

Basic net loss per common share is computed by dividing net loss attributable to common stockholders by the weighted-average number of common shares outstanding during the period. Diluted net earnings (loss) per common share is determined using the weighted-average number of common shares outstanding during the period, adjusted for the dilutive effect of common stock equivalents. In periods when losses are reported, which is the case for all periods presented in these consolidated financial statements, the weighted-average number of common shares outstanding excludes common stock equivalents because their inclusion would be anti-dilutive. Common share equivalents excluded at April 30, 2012, 2011 and 2010 an aggregate of 117,759,023, 120,309,640 and 81,062,750 shares of common stock, respectively.

There is no difference between the basic and diluted per share amounts as the effects of the convertible notes, derivative warrants, Preferred A Warrants, Preferred B share, Preferred B warrants stock options, consulting and compensation warrants are anti-dilutive.

The Company had the following common stock equivalents at April 30, 2012, 2011 and 2010:

As at	April 30 2012	April 30 2011	April 30, 2010
Preferred A Shares	-	-	34,592,950
Preferred A Warrants	19,250,000	19,250,000	15,400,000
Preferred B Shares	8,799,995	10,000,000	20,000,000
Preferred B Warrants	15,399,125	17,500,000	10,000,000
Senior I Notes	12,646,000	11,750,000	–
Senior I Warrants	12,500,000	12,500,000	–
Senior II Notes	23,000,000	23,000,000	–
Senior II Warrants	9,200,000	9,200,000	–
Junior Notes	12,988,903	12,505,340	–
Consulting Warrants	2,720,000	2,720,000	–
Stock Options	775,000	1,404,300	1,069,800
Compensation Warrants	480,000	480,000	-
	117,759,023	120,309,640	81,062,750

(k)	Fair Value of Financial Instruments:

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

Market risk is the risk that changes in commodity prices will affect the Company’s oil sales, each flows or the value of its financial instruments. The objectives of commodity price risk management is to manage and control market risk exposures within acceptable limits while maximizing returns.

The Company is exposed to change in oil prices which impact its revenues and to change in natural gas process which impact its operating expenses.

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

PETRO RIVER OIL CORP

(formerlyGravis Oil Corporation)

Notes to the Consolidated Financial Statements

For the year ended April 30, 2012, 2011 and 2010

(United States dollars unless otherwise indicated)

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

(l)	Derivatives:

The Company evaluates all financial instruments for freestanding and embedded derivatives. Warrants and conversion features related to convertible notes and preferred shares do not have readily determinable fair values and therefore require significant management judgment and estimation. The Company uses the Binomial pricing model to estimate the fair value of warrant and note conversion feature at the end of each applicable reporting period. Changes in the fair value of these derivatives during each reporting period are included in the statement of operations. Inputs into the Binomial pricing model require estimates, including such items as estimated volatility of the Company’s stock risk-free interest rate and the estimated life of the financial instruments being fair valued.

(m)	Subsequent Events:

The Company evaluates subsequent events through the date when financial statements are issued.  The Company, which files reports with the SEC, considers its consolidated financial statements issued when they are widely distributed to users, such as upon filing of the financial statements on EDGAR, the SEC’s Electronic Data Gathering, Analysis and Retrieval system.

(n)	Reclassifications

Certain amounts in prior periods have been reclassified to conform to current period presentation. The loss from operations decreased by approximately $10.8 million and $921,318 in years 2011 and 2010 respectively. The $10.8 million and $921,318 were reclassified to other income and expense with no impact on net loss.

(o)	Segment Reporting

In accordance with ASC 280 “Segment Reporting”, operating segments are identified as components of an enterprise about which separate discrete financial information is available for evaluation by the chief operating decision maker, or decision-making group, in making decisions how to allocate resources and assess performance. Our chief decision maker, as defined under the FASB’s guidance, is the Chief Executive Officer. It is determined that the Company operates in one business segment and two geographic segments, Canada and the United States of America.

(p)	Recent Accounting Pronouncements:

In July 2012, the FASB issued the Accounting Standards Update or ASU, 2012-02, Intangibles-Goodwill and Other: Testing Indefinite-Lived Intangible Assets for Impairment, that allows entities to have the option first to assess qualitative factors to determine whether the existence of events and circumstances indicates that it is more likely than not that the indefinite-lived intangible asset is impaired. If, after assessing the totality of events and circumstances, an entity concludes that it is not more likely than not that the indefinite-lived intangible asset is impaired, then the entity is not required to take further action to determine the fair value of the indefinite-lived intangible asset and perform the quantitative impairment test by comparing the fair value with the carrying amount in accordance with ASC 350-30. An entity also has the option to bypass the qualitative assessment for any indefinite-lived intangible asset in any period and proceed directly to performing the quantitative impairment test. An entity will be able to resume performing the qualitative assessment in any subsequent period. The guidance is effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012, with early adoption permitted. The Company does not expect the adoption of these provisions to have a significant effect on its financial statements.

In December 2011, the FASB issued the ASU 2011-12, Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05, that deferred the effective date for amendments to the presentation of reclassifications of items out of other comprehensive income. ASU 2011-12 was issued to allow the FASB time to redeliberate the presentation requirements for reclassifications out of accumulated other comprehensive income for annual and interim financial statements for public, private, and non-profit entities. During the redeliberation period, entities will continue to report reclassifications out of accumulated other comprehensive income using guidance in effect before ASU 2011-05 was issued. ASU 2011-05 is to be applied retrospectively and is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2011. The Company does not expect the adoption of these provisions to have a material effect on its financial statements.

PETRO RIVER OIL CORP

(formerlyGravis Oil Corporation)

Notes to the Consolidated Financial Statements

For the year ended April 30, 2012, 2011 and 2010

(United States dollars unless otherwise indicated)

5.	Oil and Gas Assets:

The following table summarizes the oil and gas assets by project:

Cost	Missouri (a)	Kentucky (b)	Montana (c)	Kansas (d)	Texas (e)	Other (f)	Total
Balance, April 30, 2011	$16,364,000	$100,000	$75,000	$98,214	$-	$1,338,616	$17,975,830
Additions	243,409	-	-		-	-	243,409
Disposals	(178,339)	-	-	(7100)	-	(246,550)	(431,989)
Depletion	(261,061)	-	-	-	-	-	(261,061)
Impairment	(15,218,009)	(100,000)		(91,114)	-	(971,043)	(16,380,166)
Foreign currency translation	-				-	(21,023)	(21,023)
Balance, April 30, 20102	$950,000	$-	$75,000	$-	$-	$100,000	$1,125,000

Cost	Missouri (a)	Kentucky (b)	Montana (c)	Kansas (d)	Texas (e)	Other (f)	Total
Balance, May 1, 2010	$24,936,309	$3,215,682	$686,209	$94,613	$-	$1,354,996	$30,287,809
Additions	1,516,465	102,364	-	4,745	-	-	1,623,574
Depletion	(720,740)	-	-	-	-	-	(720,740)
Impairment	(9,066,590)	(3,179,174)	(602,913)	-	-	-	(12,848,677)
Foreign currency translation	(301,444)	(38,872)	(8,296)	(1,144)	-	(16,380)	(366,136)
Balance, April 30, 2011	$16,364,000	$100,000	$75,000	$98,214	$-	$1,338,616	$17,975,830

Cost	Missouri (a)	Kentucky (b)	Montana (c)	Kansas (d)	Texas (e)	Other (f)	Total
Balance, April 30, 2009	$22,462,582	$2,695,991	$1,273,963	$83,803	$251,460	$1,529,053	$28,296,852
Additions	714,821	49,223	15,413	-	-	5,557	785,014
Recoveries and transfers	38,311	-	-	(3,200)	(323)	(4,719)	30,069
Disposition	(2,011,529)	-	-	-	-	(379,548)	(2,391,077)
Depletion	(95,815)	-	-	-	-	-	(95,815)
Impairment	-	-	(816,696)	-	(290,237)	(55,612)	(1,162,545)
Foreign currency translation	3,827,939	470,468	213,529	14,010	39,100	260,265	4,825,311
Balance, April 30, 2010	$24,936,309	$3,215,682	$686,209	$94,613	$-	$1,354,996	$30,287,809

During the year ended April 30, 2012, the Company capitalized approximately $121,000 (2011-$181,000; 2010 - $161,000), of administrative costs and $nil (2011-$9,945; 2010 - $50,846), of stock-based compensation costs, which have been included as part of the Missouri project additions.

In conjunction with the Preferred B Option (note 11), for a period which is the latter of the Series B Preferred Shares (or the underlying investment rights to buy Series B Preferred Shares) being outstanding or August 28, 2011, Mega Partners 1, LLC (“MP1”), an entity controlled by a Director of the Company who was elected September 7, 2012, held rights to acquire additional property interests as follows:

●	MP1 has the option to acquire up to a 20% proportionate interest in any of the Company’s properties outside of the Deerfield Area by paying a proportionate 133% of the Company’s costs-to-date in respect of such property.

●	MP1 has the option to participate with the Company in any future oil and gas property acquisitions for a proportionate 20% share of any such acquisitions.

PETRO RIVER OIL CORP

(formerlyGravis Oil Corporation)

Notes to the Consolidated Financial Statements

For the year ended April 30, 2012, 2011 and 2010

(United States dollars unless otherwise indicated)

(a)	Missouri

Effective July 1, 2010, Petro reacquired the 10% working interest in the Company’s Marmaton River and Grassy Creek projects it had sold during fiscal 2010 to MP1, in exchange for a 2.75% gross overriding royalty interest on the projects. Following this acquisition, Petro has a 100% working interest in both projects.

MP1 retains the option to acquire up to a 10% interest in future projects within the Deerfield Area, on a project by project basis, by paying up to a US $300,000 equalization payment per project and thereafter its proportionate share of all future development and operating costs in respect of such project, including a proportionate share of facility costs.

As of April 30, 2012, the Company determined it necessary to impair the oil and gas properties by $15,218,009. Management concluded that an impairment was necessary after analyzing the current capitalization of the Company and analyzing the capital needs of each of the oil and gas projects. Managements assessment was based on its lack of success in raising funds necessary to commercialize its assets. The Company impaired the assets to salvage values.

As of April 30, 2011 the company performed a ceiling test calculation to assess the ceiling limitation of the proved oil properties in Missouri and determined that its net capitalized costs for the Missouri projects exceeded the ceiling limitation. As a result, the Company recorded an impairment charge of $9,066,590 (2010 - $nil) on the Missouri projects.

During 2012, the Company earned an average price of $76.75 per barrel of oil equivalent (boe) (2011 -$59; 2010 -$52.90) and incurred operating expenses of $351.71 per boe (2011 -$130.70; 2010 -$132.80). The Company’s 2012 depletion rate was $46.75 per boe (2011 -$27.15; 2010 -$6.02).

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

PETRO RIVER OIL CORP

(formerlyGravis Oil Corporation)

Notes to the Consolidated Financial Statements

For the year ended April 30, 2012, 2011 and 2010

(United States dollars unless otherwise indicated)

In 2011, the Farmee, at its sole cost, will drill, test and complete or abandon wells at locations of its choice on the joint lands, test production technologies and construct any production facilities required. Upon Farmee recovering all of its project development costs out of 100% of the working interest revenue attributable to each production project on the joint lands, the working interest in, and revenue from, each such project will be shared 50% by the Farmee and 50% by the Farmor (Petro 18.75%, working interest partner 31.25%). During each year of the 4-year term of this agreement, the Farmee is required to pay all lease rentals attributable to the joint lands and drill a sufficient number of wells to hold a minimum of 15% of the joint lands. The parties will share any sale proceeds from the pooled lands, net of cost recovery, in proportion to their respective working interests.

During the year ended April 30, 2012, the Company recorded an impairment charge of $100,000 (2011 -$3,179,174; 2010 - $nil) on the Kentucky project as a result of the lack of development activity by the Farmee and the curtailment of Company plans to continue exploration on the project due to a lack of available capital. As a result of these factors and to help raise capital for other purposes the Company is seeking to depose of its interest in this property. To date no offers have been received on the property and the amount that may be ultimately realized is uncertain.

(c)	Montana

The Montana leasehold is in the Devils Basin prospect and totals 1,175 gross acres (881 net). Petro currently owns a 75% working interest in this prospect. Gravis has no immediate plans to develop this property. On April 17, 2012 the Teton Prospect leases totalling 2,807 gross acres (1137 net) expired.

During the year ended April 30, 2012 the Company recorded an impairment charge of $nil (2011 -$602,913; 2010 - $816,696) on the Montana project. The 2011impairment was recorded due to the expiry of leases and curtailment of plans to continue exploration on the lands in the near term because of the lack of capital available for this project. The remaining costs represent the Company’s estimate of the fair value of the leases as determined by sales in the area for long term leases with farmout potential and related seismic value.

(d)	Kansas

The Chetopa project consists of a 100% interest in two oil and gas leases covering 385 net mineral acres located two miles south of Chetopa, Kansas. The project was suspended in fiscal 2009. On April 2, 2012, the Company sold its suspended Chetopa pre-commercial heavy oil demonstration project including certain oil and gas equipment and a 100% interest in one oil and gas lease covering 320 net acres for cash consideration of $7,100 and for a royalty of $5 per bbl. on future production with a royalty cap of $1,000,000. One lease of 65 acres expired during the year ended April 30, 2012. During the year ended April 30, 2012 the Company recorded an impairment charge of $91,114(2011 -$nil; 2010 - $nil).

(e)	Texas

At April 30, 2012 all the Company’s Texas leases are expired.  The Company has recorded an abandonment liability of $260,482 with respect to five remaining wells and leases. During the years ended April 30, 2011 and 2010, the Company recorded an impairment change of $nil and $290,237, respectively.

PETRO RIVER OIL CORP

(formerlyGravis Oil Corporation)

Notes to the Consolidated Financial Statements

For the year ended April 30, 2012, 2011 and 2010

(United States dollars unless otherwise indicated)

(f)	Other

Other property consists primarily of four used steam generators and related equipment that will be assigned to future projects. In March of 2012, the Company sold one of its five steam generators, located in Lloydminster, Alberta for cash consideration of $219,154. During the year ended April 30, 2012, the Company recorded an impairment charge of $971,043 (2011 -$nil; 2010 - $55,612).

6.	Related Party Long-term Receivable:

The $302,536 (April 30, 2011 - $294,862; April 30, 2010) long-term receivable is for capital and operating costs owing from MP1 on the Marmaton River and Grassy Creek projects in Missouri. MP1 is controlled by one of the Company’s Directors who was appointed a Director of the Company on September 7, 2012. In July 2010, the Company and MP1 entered into an arrangement whereby the Company reacquired the remaining 10% working interest in the projects in exchange for a 2.75% gross overriding royalty (“GOR“). Under this arrangement, the Company will recover the balance owing from 50% of the GOR payments to the partner. During the time the receivable is outstanding, the Company earns interest on the outstanding balance at the U.S bank prime rate plus 3%. Included in the reported amount receivable is $32,514.29 of interest earned on the outstanding balance (2011- $15,050; 2010 - $nil). As of April 30,2012, the outstanding receivable of $302,536 was fully reserved for $302,536. In addition, the Company ceased to record additional interest on the receivable as of April 30, 2012.

7.	Natural Gas Purchase Line of Credit Agreement:

The Company had a natural gas purchase line of credit agreement for the sole purpose of buying natural gas to fuel the steam generators on its Marmaton River and Grassy Creek projects. The line of credit was repaid in February 2011 and then terminated.

8.	Asset Retirement Obligations:

The total future asset retirement obligation was estimated based on the Company’s ownership interest in all wells and facilities, the estimated legal obligations required to retire, dismantle, abandon and reclaim the wells and facilities and the estimated timing of such payments. The Company estimated the present value of its asset retirement obligations at April 30, 2012 and 2011 based on a future undiscounted liability of $952,292 and $1,208,293, respectively. These costs are expected to be incurred within one to 24 years. A credit-adjusted risk-free discount rate of 10% and an inflation rate of 2% were used to calculate the present value.

Changes to the asset retirement obligation were as follows:

	2012	2011
Balance, beginning of year	$727,336	$767,540
Additions	-	42,197
Disposition	(165,325)	-
Revisions	-	(143,268)
Accretion	65,061	60,867
	627,072	727,336
Current portion for cash flows expected to be incurred within one year	(260,482)	(205,700)
Long-term portion, end of year	$366,590	$521,636

PETRO RIVER OIL CORP

(formerlyGravis Oil Corporation)

Notes to the Consolidated Financial Statements

For the year ended April 30, 2012, 2011 and 2010

(United States dollars unless otherwise indicated)

As at April 30, 2012, the Company has $25,000 (2011 -$143,696) of reclamation deposits with authorities to secure certain abandonment liabilities in Missouri.

Expected timing of asset retirement obligations:

Year Ended April 30
2013	260,482
2014	122,222
2015	135,556
2016	75,556
Thereafter	358,476
952,292
Effect of discount	(325,220)
Total	$627,072

9.	Convertible Notes:

In July 2010, the Company closed a financing with a group of its existing shareholders for US $2.5 million of funding. The transactions included the issuance of $2.5 million in senior secured convertible notes (“Senior I Notes”), the conversion of the outstanding Preferred A Shares into approximately $2.5 million junior secured convertible notes (“Junior Notes”) and the reacquisition of a 10% working interest in the Marmaton River and Grassy Creek projects from MPI in exchange for a 2.75% gross overriding royalty on these properties.

On December 28, 2010, January 31, 2011 and March 7, 2011, the Company issued an aggregate of $4.6 million senior secured convertible notes (“Senior II Notes”).

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

The Company incurred $327,752 of loan fees for the issuance of Senior and Junior Notes which are presented as a deferred asset on the balance sheet and recognized as an expense over the term of the respective notes. During the years ended 2012, 2011 and 2010, the Company recognized $172,288, $100,357 and $nil as expense.

PETRO RIVER OIL CORP

(formerlyGravis Oil Corporation)

Notes to the Consolidated Financial Statements

For the year ended April 30, 2012, 2011 and 2010

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

The table details the continuity of convertible notes for the years ended April 30, 2012 and 2011:

	Face Value of the Notes	Carrying amount of the Notes
Balance, May 1, 2010	$-	$-
Issued	9,601,069	5,909,799
Interest and accretion	-	856,307
Conversion of Senior I Notes	(150,000)	(99,843)
Balance, April 30, 2011	9,451,069	6,666,263
Issued
Interest and accretion	-	2,155,459
Accrued interest applied to principal	275,911	275,911
Balance, April 30, 2012	9,726,980	9,097,633
Senior I Note current portion	(2,529,200)	(2,529,200)
Long-term portion	$7,197,781	$6,568,433

(a)	Senior I Notes

The Senior I Notes pay interest quarterly at an annual rate of 8% in cash or 12% in additional Senior I Notes at the Company’s option until January 30, 2011 and at the holder’s option thereafter. The Senior I Notes mature on January 30, 2012 (currently in default) and are convertible at any time at the holder’s option at a conversion price of $0.50 per common share. The Senior I Notes are also redeemable in cash at any time at the Company’s option or convertible into common shares at the Company’s option if certain conditions have been met. In the event of redemption before the end of the term, there will be a 5% repayment premium. Note holders may elect to receive the redemption amount in common shares at the conversion price.

PETRO RIVER OIL CORP

(formerly Gravis Oil Corporation)

Notes to the Consolidated Financial Statements

For the year ended April 30, 2012, 2011 and 2010

(United States dollars unless otherwise indicated)

In addition, one warrant was issued to the Senior I Note holders for each $0.50 principal amount of the Senior I Notes for a total of 5,000,000 Senior I Warrants (“Senior I Warrants”). The Senior I Warrants were initially exercisable at $0.50 per share until July 29, 2013. On December 28, 2010, upon the issuance of Senior II notes and Senior II warrants. the conversion price of the Senior I Notes was reduced to $0.20 per share and the number of Senior I Warrants was increased to 12,500,000 and the exercise price reduced to $0.20 per share.

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

During the years ended April 30, 2012, 2011 and 2010, the Company accreted the debt discount in the amount of $773,914, $480,596 and $nil respectively. The Company recorded 15% default interest during the years ended April 30, 2012 and 2011.

(b)	Senior II Notes

The Senior II Notes pay interest quarterly at an annual rate of 8% in cash or 12% in additional Senior II Notes at the Company’s option for the first six months after closing and at the holder’s option thereafter. The Senior II Notes mature on June 28, 2012 and are convertible at any time at the holder’s option at a conversion price of $0.20 per common share. The Senior II Notes are also redeemable in cash at any time at the Company’s option or convertible into common shares at the Company’s option if certain conditions have been met. In the event of redemption before the end of the term, there will be a 15% premium due on the investment amount. Note holders may elect to receive the redemption in common shares at the conversion price.

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

As at April 30, 2011, $658,000 of Senior II Note proceeds were held in an escrow account. This amount is made available to the Company upon written request by the board of directors. The escrow was released during the year ended April 30, 2012.

PETRO RIVER OIL CORP

(formerlyGravis Oil Corporation)

Notes to the Consolidated Financial Statements

For the year ended April 30, 2012, 2011 and 2010

(United States dollars unless otherwise indicated)

During the years ended April 30, 2012, 2011 and 2010, the Company accreted the debt discount in the amount of $972,222, $243,382 and $nil, respectively. The Company recorded 15% default interest during the years ended April 30, 2012 and 2011.

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

The fair value of the conversion feature was estimated using the Black-Scholes pricing model (equivalent value to utilizing binomial models) based on a risk-free rate of 0.84%, expected volatility of 100%, and an expected life of 3 years.

During the years ended April 30, 2012, 2011 and 2010, the Company accreted the debt discount in the amount of $409,324, $132,329 and $nil, respectively. The Company recorded 15% default interest during the years ended April 30, 2012 and 2011.

10.	Derivatives

The table summarizes the Company’s derivative instruments:

	Preferred A Warrants	Preferred B Shares	Preferred B Option/Warrants	Note conversion features	Warrants	Consulting warrants	Total
Balance, May 1, 2010	$740,269	$-	$590,640	$-	$-	$-	$1,330,909
Preferred B Option (b)	-	-	10,894	-	-	-	10,894
Consulting Warrants (c)	-	-	-	-	-	166,810	166,810
Senior I Notes (note 10)	-	-	-	327,790	926,720	-	1,254,510
Senior II Notes (note 10)	-	-	-	627,830	881,350	-	1,509,180
Junior Notes (note 10)	-	-	-	927,580	-	-	927,580
Conversion of Senior I Notes	-	-	-	(84,530)	-	-	(84,530)
Change in fair value	2,479,431	-	4,520,760	1,070,960	988,820	324,570	9,384,541
Balance, April 30, 2011	3,219,700	-	5,122,294	2,869,630	2,796,890	491,380	14,499,894
Exercise of Preferred B Options (b)	-	-	(4,846,941)	-	-	-	(4,846,941)
Expiry of Preferred B Options (b)	-	-	(661,259)	-	-	-	(661,259)
Issuance of Preferred B shares and warrants (b)	-	1,662,100	3,677,600	-	-	-	5,339,700
Change in fair value	(3,038,040)	(1,635,701)	(3,014,510)	(2,697,876)	(2,707,058)	(480,591)	(13,573,776)
Balance, April 30, 2012	$181,660	26,399	$277,184	$171,754	$89,832	$10,789	$757,618

PETRO RIVER OIL CORP

(formerlyGravis Oil Corporation)

Notes to the Consolidated Financial Statements

For the year ended April 30, 2012, 2011 and 2010

(United States dollars unless otherwise indicated)

The fair values of derivative instruments were estimated using the Binomial pricing model based on the following weighted-average assumptions:

	Preferred A Warrants	Preferred B Option/Shares/Warrants	Conversion Feature Derivative	Senior Warrants	Consulting Warrants
Risk-free rate	0.27%-1.01%	0.34%-1.01%	0.32%-0.38%	0.20%-0.78%	0.20%-0.90%
Expected volatility	100%-104%	100%-104%	104%	104%-113%	104%-122%
Expected life	2.3-3.3 years	2.0-5 years	1.2-1.4 years	1.2-2.5 years	1.2-2.6 years

The following table summarizes derivative warrants outstanding and exercisable as at April 30, 2012:

Issuance	Number of Warrants	Weighted Avg. Exercise Price	Weighted Avg. Life Remaining
Preferred A Warrants	19,250,000	$0.20	2.33 years
Preferred B Warrants	15,399,125	0.20	4.10 years
Senior I Warrants	12,500,000	0.20	1.25 years
Senior II Warrants	9,200,000	0.25	1.75 years
Consulting Warrants	2,720,000	0.25	1.56 years
	59,069,125	$0.21	2.50 years

PETRO RIVER OIL CORP

(formerlyGravis Oil Corporation)

Notes to the Consolidated Financial Statements

For the year ended April 30, 2012, 2011 and 2010

(United States dollars unless otherwise indicated)

(a)	Preferred A Warrants:

In conjunction with the Preferred A Shares issuance in August 2009, the Company issued 15,400,000 warrants (the “Preferred A Warrants”) to the Series A investors. Each Preferred A Warrant allows the holder to purchase a common share at $0.25 per share until August 28, 2014. After May 28, 2010 a cashless conversion option was available only with respect to Preferred A Warrant shares not included for unrestricted public resale in an effective registration statement on the date notice of exercise is given to the Company. All of the Preferred A Warrants are outstanding as at April 30, 2012 and the Company has no effective registration statement in effect related to the Preferred A Warrant shares.

The Preferred A Warrants have similar round-down provisions as the Senior warrants, as a result of which the number of Preferred A Warrants was increased to 19,250,000 at an exercise price of $0.20 on December 28, 2010.

(b)	Preferred B Option:

On August 28, 2009, in conjunction with the Preferred A Share issuance, the Junior Note holders (then holders of Preferred A Shares) received an option to purchase up to 20,000 Series B convertible preferred shares (”Preferred B Shares”) for a stated value of $100 each until November 24, 2010 (extended until June 7, 2011). Each Preferred B Share is convertible into common shares without payment of additional consideration on the basis of 500 common shares for each Preferred B Share converted. (the “Preferred B Option”).

On June 7, 2011, 17,599 Preferred B Options were exercised for gross proceeds of $1,759,900 (convertible into 8,799,995 common shares) and the remaining 2,401 Preferred B Options expired. On June 7, 2011, the date of exercise of Preferred B option, the Company revalued the fair value of Preferred B Option and change in fair value of Preferred B option of $(385,906) was recorded in earning. The fair value of exercised and expired portion of Preferred B option of $5,508,200 and proceeds of $1,759,900 were recorded as additional paid in capital

In conjunction with the exercise of the Preferred B Options, the Company issued 15,399,125 common share purchase warrants (“Preferred B Warrants”) on the basis of 875 Preferred B Warrants for each Preferred B Share purchased. Each warrant allows the holder to purchase a common share at $0.20 per share until June 7, 2016. After nine months from the date of issuance, a cashless conversion option is provided only with respect to warrant shares not included for unrestricted public resale in an effective registration statement on the date notice of exercise is given to the Company.

The Preferred B Shares and the Preferred B Warrants contained full ratchet provisions in which the conversion prices could be reset in the event of a subsequent down round issuance. In accordance with ASC 815-40-55, these ratchet provsions were bifurcated from the host instrument, valued utilizing a Binomial pricing model and recorded as a derivative liability.

The fair value of Preferred B Shares and Warrants was estimated on the date of issuance at $5,339,700 using a Binomial pricing model based on a risk-free rate of 1.59%, expected volatility of 100%, and an expected life of 2-5 years.

(c)	Consulting Warrants:

During 2010, the Company issued the warrants to consultants for professional services:

PETRO RIVER OIL CORP

(formerlyGravis Oil Corporation)

Notes to the Consolidated Financial Statements

For the year ended April 30, 2012, 2011 and 2010

(United States dollars unless otherwise indicated)

					Fair Value
Date of Issue	Number of Warrants	Exercise Price		Expiry Date	Issue Date	April 30 012
July 30, 2010	720,000	$0.25	(1)	July 30, 2013	$81,510	$1,731
December 28, 2010	2,000,000	$0.25		December 28, 2013	85,300	9,053
	2,720,000				$166,810	$10,789

(1)        On December 28, 2010, the number of warrants was increased from 360,000 to 720,000 and the exercise price was reduced from $0.50 to $0.25 per share pursuant to the ratchet terms in the consulting warrants. As of April 30, 2012, the warrant holder was also due $250,000. The warrant holder is no longer in business and the debt has been extinguished.

11.	Stockholders’ Deficiency:

The authorized capital of the Company consists of 2,250,000,000 common shares par value $0.00001 per share and 5,000,000 preferred shares par value $0.00001 per share. Effective June 20, 2011, the Company’s equity was reverse-split on a one-for-ten basis. All common share, preferred share, warrant and stock option figures disclosed herein are reported on a post reverse-split basis.

Preferred A Shares

On August 28, 2009, the Company issued 2,200 Series A convertible preferred shares (the “Preferred A Shares”), with a stated value of $100 for gross proceeds of $2,200,000 and convertible into common shares at $0.07 per common share.

PETRO RIVER OIL CORP

(formerlyGravis Oil Corporation)

Notes to the Consolidated Financial Statements

For the year ended April 30, 2012, 2011 and 2010

(United States dollars unless otherwise indicated)

The Preferred A Shares carried a cumulative quarterly dividend of 5% payable in cash or, at the Company’s discretion, of 7.5% payable in additional Preferred A Shares. At July 30, 2010, the Company had declared a total of $301,069 (April 30, 2010 - $218,795) of accumulated dividends. On July 30, 2010, the Company exchanged 2,200 Preferred A Shares and $301,069 of accumulated dividends for $2,501,069 of Junior Notes through a transaction with existing shareholders. Dividends were calculated at 15% pursuant to the Preferred Share Subscription Agreement as the Company was in default on paying dividends as they came due on a quarterly basis. In conjunction with the exchange, the Company recorded a deemed dividend of $537,533 to shareholders for the difference between the $1,963,536 carrying value of the preferred shares and the $2,501,069 fair value of the convertible note on the exchange date.

(c)	Preferred B Shares:

The Company has 29,500 Preferred B Shares authorized.

On June 7, 2011, the Company issued 17,599 Series B convertible preferred shares (the “Preferred B Shares”), with a stated value of $100 for gross cash proceeds of $1,759,900 and convertible into common shares at $0.20 per common share.

The Preferred B Shares carried a cumulative quarterly dividend of 5% payable in cash or, at the Company’s discretion, of 150% of the 5% dividend payable in additional Preferred B Shares. As at April 30, 2012, 2011 and 2010, the Company had declared a total of $367,004, $nil and $nil, respectively, of accumulated dividends. A portion of the dividends were calculated at 15% (instead of 5%) pursuant to the Preferred B Share Subscription Agreement as the Company did not make the dividend payment when it became due on a quarterly basis.

12.	Stock Based Compensation:

Petro has two equity incentive plans. The number of shares reserved for issuance in aggregate under both plans is limited to 10% of the issued and outstanding common shares of Petro. The exercise price, term and vesting schedule of stock options granted are set by the board of directors at the time of grant. Stock options granted under the plans can be exercised on a cashless basis, whereby the employee receives a lesser amount of shares in lieu of paying the exercise price based on the quoted market price of the shares on the exercise date.

The following table summarizes the changes in stock options:

PETRO RIVER OIL CORP

(formerlyGravis Oil Corporation)

Notes to the Consolidated Financial Statements

For the year ended April 30, 2012, 2011 and 2010

(United States dollars unless otherwise indicated)

		Weighted Avg.
	Number of Options	Exercise Price
Outstanding May 1, 2009	747,850	$4.10
Granted	413,200	1.40
Forfeited	(91,250)	(4.90)
Outstanding, April 30, 2010	1,069,800	3.00
Granted	1,302,000	0.50
Expired	(213,500)	(4.90)
Forfeited	(304,000)	(2.50)
Cancelled	(450,000)	(2.80)
Outstanding, April 30, 2011	1,404,300	0.60
Granted	100,000	0.50
Expired	(52,950)	0.15
Forfeited	-	-
Cancelled	(676,350)	(0.55)
Outstanding, April 30, 2012	775,000	$0.52

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

On June 30, 2011, the Company granted 100,000 stock options to the interim chief executive officer exercisable at $0.50 per share. The options vest in three equal tranches on the first, second and third anniversaries of the grant date. These options expire on June 30, 2015.

As at April 30, 2012, total compensation cost related to non-vested stock options not yet recognized is $31,571 which will be recognized over a weighted average period of 2.00 years.

The fair value of options granted was determined using the Binomial pricing model with the weighted average following assumptions:

	2012	2011	2010
Fair value per option	$0.34	$0.27	$1.58
Expected volatility	130%	130%	214%
Risk-free rate	0.81%	1.41%	2.57%
Forfeiture rate	0%	15%	10%
Dividend rate	0%	0%	0%
Expected life	4.0 years	3.4 years	3 years

PETRO RIVER OIL CORP

(formerlyGravis Oil Corporation)

Notes to the Consolidated Financial Statements

For the year ended April 30, 2012, 2011 and 2010

(United States dollars unless otherwise indicated)

The following table summarizes information about the options outstanding and exercisable at April 30, 2012:

	Options Outstanding			Options Exercisable
Exercise Price	Options	Weighted Avg. Life Remaining	Weighted Avg. Exercise Price	Options	Weighted Avg. Exercise Price
$0.50	757,500	1.96 years	$0.50	650,833	$0.50
$1.50	17,500	0.58 years	$1.50	13,125	$1.50
	775,000	1.90 years	$0.52	663,958	$0.52
Aggregate Intrinsic Value	$-			$-

Intrinsic value is the Company’s current per share fair value as quoted on the Over the Counter Bulletin Board on the balance sheet date less the current exercise price.

In April 2011, the Company granted 480,000 warrants to certain officers and directors as recognition of past service contributions for which the $152,010 estimated fair value was recognized on the date of issuance. The warrants are exercisable at $0.50 per share until April 5, 2014

			Weighted Avg.
	Number of	Weighted Avg.	Life Remaining
	Warrants	Exercise Price	At April 30, 2012
Outstanding, May 1, 2010	-	$-	-
Granted	480,000	0.50	2.9 years
Outstanding and exercisable, April 30, 2011	480,000	0.50	2.9 years
Granted	-	-	-
Outstanding and exercisable, April 30, 2012	480,000	$0.50	1.9 years
Aggregate Intrinsic Value	$-	-	-

The fair value of compensation warrants was estimated using the Black-Scholes pricing model with the following assumptions: 0% dividends, 130% expected volatility, 15% forfeiture rate, 1.33% risk-free interest rate and an expected life of 3 years.

PETRO RIVER OIL CORP

(formerlyGravis Oil Corporation)

Notes to the Consolidated Financial Statements

For the year ended April 30, 2012, 2011 and 2010

(United States dollars unless otherwise indicated)

13.	Income Taxes:

The Company files federal and provincial income tax returns in Canada, and federal and state and local income tax returns in the U.S. The Company may be subject to a reassessment of federal and provincial income taxes by Canadian tax authorities for a period of four years from the date of the original notice of assessment in respect of any particular taxation year. For Canadian income tax returns, the open tax years range from 2008 to 2012. The U.S. federal statute of limitations for assessment of income tax is closed for the tax years ending on or prior to April 30, 2008. In certain circumstances, the U.S. federal statute of limitations can reach beyond the standard three-year period. U.S. state statutes of limitations for income tax assessment vary from state to state. Tax authorities of Canada and U.S. have not audited any of the Company’s, or its subsidiaries’, income tax returns for the open tax years noted above.

The Company determines its income tax benefits and net deferred income tax asset (liability) based on the Canadian federal and provincial statutory income tax rates as the parent company is a Canadian corporation.

The income tax expense (benefit) consists of the following:

	Years Ended

	April 30, 2012	April 30, 2011	April 30, 2010
Foreign
Current	$-	$-	$-
Deferred	3,714,646	(388,258)	567,902

U.S. Federal
Current	-	-	-
Deferred	(4,804,126)	(5,921,439)	(5,255,419)

U.S. State & Local
Current	-	-	-
Deferred	(1,110,683)	-	-

Change in valuation allowance	2,200,163	6,309,697	4,687,517
Income tax provision (benefit)	$-	$-	$-

Income tax benefits differ from the amount that would be computed by applying the Canadian federal and provincial statutory income tax rates to the loss for the year as follows:

	Years Ended

	April 30, 2012	April 30, 2011	April 30, 2010
Loss for the year
Canada	$(921,009)	$(13,027,198)	$(4,355,736)
U.S.	(9,182,308)	(16,682,188)	(3,594,623)
	(10,103,317)	(29,709,386)	(7,950,359)
Statutory tax rate	26.00%	27.50%	28.00%
Expected income tax benefit	(2,626,862)	(8,170,081)	(2,226,101)
Increase (decrease) resulting from:
Non-deductible stock-based compensation	5,816	243,419	127,915
Change in fair market value derivative	(5,175,053)	-	-
Accretion of debt discount for derivatives and warrants	560,419	-	-
Other non-deductible expenses	(109,970)	2,602,228	16,906
Effect of changes in tax rates	(3,145,174)	(1,182,836)	(76,387)
U.S. rate differential	(1,113,355)	-	-
Effect of U.S. operations	9,752	197,573	(2,529,850)
Deferred tax true-up	9,394,264	-	-
Change in valuation allowance	2,200,163	6,309,697	4,687,517
	$-	$-	$-

The components of the April 30 net deferred income tax asset (liability), after applying corporate income tax rates, are as follows:

	2012	2011	2010
Net deferred income tax asset:
Oil and gas and administrative assets - Canada	$(346,795)	$(337,824)	$(356,868)
Oil and gas and administrative assets - U.S.	15,264,612	20,524,918	16,230,207
Operating losses - Canada	-	3,654,294	3,250,256
Operating losses - U.S.	26,682,497	15,507,383	13,880,655
Share issue costs	161,815	198,663	211,746
Unrealized loss on marketable securities	535,947	515,333	515,333
Unrealized foreign exchange (gain) loss	(913,786)	(878,640)	(856,899)
	41,384,290	39,184,127	32,874,430
Less: valuation allowance	(41,384,290)	(39,184,127	(32,874,430)
	$-	$-	$-

For the years ended April 30, 2012, the Company had U.S. federal net operating loss carryovers (“Nol’s”) of approximately $70,000,000, that are available to offset future taxable income. These loss carryovers expire beginning in 2027. The U.S. net operating loss carryovers may be subject to limitation under Internal Revenue Code Section 382 should there be a greater than 50% ownership change as determined under the regulations. No such change has occurred to date.

In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and taxing strategies in making this assessment. Based on this assessment management has established a full valuation allowance against all of the deferred tax assets for every period, since it is more likely than not that all of the deferred tax assets will not be realized.

Under ASC 740, tax benefits are recognized only for tax positions that are more likely than not to be sustained upon examination by tax authorities. The amount recognized is measured as the largest amount of benefit that is greater than fifty percent likely to be realized upon settlement. A liability for “unrecognized tax benefits” is recorded for any tax benefits claimed in the Company’s tax returns that do not meet these recognition and measurement standards.

Management has evaluated and concluded that there were no material uncertain tax positions requiring recognition in the Company’s financial statements as of April 30, 2012, April 30, 2011 and April 30, 2010. The Company does not expect any significant changes in its unrecognized tax benefits within the next twelve months. The Company’s federal and state income tax returns for the years ended April 30, 2008 through April 30, 2011 are subject to examination by the applicable taxing authority.

PETRO RIVER OIL CORP

(formerlyGravis Oil Corporation)

Notes to the Consolidated Financial Statements

For the year ended April 30, 2012, 2011 and 2010

(United States dollars unless otherwise indicated)

14.	Related Party Transactions:

The $302,536 (April 30, 2011 - $294,862; April 30, 2010) long-term receivable is for capital and operating costs owing from MP1 on the Marmaton River and Grassy Creek projects in Missouri. MP1 is controlled by one of the Company’s Directors who was appointed a Director of the Company on September 7, 2012. In July 2010, the Company and MP1 entered into an arrangement whereby the Company reacquired the remaining 10% working interest in the projects in exchange for a 2.75% gross overriding royalty (“GOR“). Under this arrangement, the Company will recover the balance owing from 50% of the GOR payments to the partner. During the time the receivable is outstanding, the Company earns interest on the outstanding balance at the U.S bank prime rate plus 3%. Included in the reported amount receivable is $32,514.29 of interest earned on the outstanding balance (2011- $15,050; 2010 - $nil). As of April 30, 2012, the outstanding receivable of $302,536 was fully reserved for $302,536. In addition, the Company ceased to record additional interest on the receivable as of April 30, 2012.

During the year ended April 30, 2012, the Company paid $94,142 (2011 -$104,406; 2010 - $95,919) in professional fees to a law firm, where the former corporate secretary of the Company is a partner.

15.	Segment Information:

Petro presently has one reportable business segment, that being oil and gas exploration and exploitation. Petro’ corporate and administrative operations are conducted in both Canada and the United States, while all of the oil and gas properties and operations are located in the United States.

	Year ended April 30, 2012
	Canada	USA	Consolidated
Revenue	$-	$436,386	$436,386
Expenses	921,009	9,618,857	10,539,866
Loss	(921,009)	(9,182,471)	(10,103,480)
Oil and gas assets	100,000	1,025,000	1,125,000
Property and equipment	-	8,146	8,146
Oil and gas asset additions	-	243,409	243,409
Oil and gas asset impairment	(971,043)	(15,409,123)	(16,380,166)
Property and equipment additions	-	12,033	12,033

PETRO RIVER OIL CORP

(formerlyGravis Oil Corporation)

Notes to the Consolidated Financial Statements

For the year ended April 30, 2012, 2011 and 2010

(United States dollars unless otherwise indicated)

	Year ended April 30, 2011
	Canada	USA	Consolidated
Revenue	$-	$1,565,963	$1,565,463
Expenses	13,027,198	18,248,151	31,275,349
Loss	(13,027,198)	(16,682,188)	(29,709,386)
Oil and gas assets	1,303,158	16,672,672	17,975,830
Property and equipment	8,333	11,165	19,498
Oil and gas asset additions	-	1,623,574	1,623,574
Oil and gas asset impairment	-	(12,848,677)	(12,848,677)
Property and equipment additions	3,054	-	3,054

	Year ended April 30, 2010
	Canada	USA	Consolidated
Revenue	$4,224	$1,576,999	$1,581,223
Expenses	4,359,960	5,171,622	9,531,582
Loss	(4,355,736)	(3,594,623)	(7,950,359)
Oil and gas assets	1,319,538	28,968,271	30,287,809
Property and equipment	65,077	14,886	79,963
Oil and gas asset additions	1,515	783,499	785,014
Oil and gas dispositions and recoveries	(384,267)	(1,976,741)	(2,361,008)
Oil and gas asset impairment	(55,612)	(1,106,933)	(1,162,545)
Property and equipment additions	-	7,401	7,401

 PETRO RIVER OIL CORP

(formerlyGravis Oil Corporation)

Notes to the Consolidated Financial Statements

For the year ended April 30, 2012, 2011 and 2010

(United States dollars unless otherwise indicated)

16.	Fair Value Measurements:

The carrying values of cash and cash equivalents, cash in escrow, restricted cash, accounts payable and accrued liabilities approximate fair values due to their short terms to maturity. The long-term receivable is reported at amortized cost which approximates fair value.

Petro’ financial liabilities are reported at fair value as presented in the following tables:

			Fair Value Measurements Using:
	Carrying Amount	Total Fair Value	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs
April 30, 2012
Liability portion of convertible notes:
Current portion	$2,529,200	$2,529,200	$-	$2,529,200	$-
Long-term portion	6,568,433	7,197,781	-	7,197,781	-
	$9,097,633	$9,726,981	$-	$9,726,981	$-

April 30, 2012
Derivatives:
Consulting warrants	$10,789	$10,789	$-	$-	$10,789
Junior and Senior Notes and Warrants	261,586	261,586	-	-	261,586
Preferred A Warrants	181,660	181,660	-	-	181,660
Preferred B Option and Shares	303,583	303,583	-	-	303,583
	$757,618	$757,618	$-	$-	$757,618

			Fair Value Measurements Using:
	Carrying Amount	Total Fair Value	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs
April 30, 2011
Liability portion of convertible notes:
Current portion	$1,626,243	$2,049,760	$-	$2,049,760	$-
Long-term portion	5,040,020	4,464,990	-	4,464,990	-
	$6,666,263	$6,514,750	$-	$6,514,750	$-

April 30, 2011
Derivatives:
Consulting warrants	$491,380	$491,380	$-	$-	$491,380
Junior and Senior Notes and Warrants	5,666,520	5,666,520	-	-	5,666,520
Preferred A Warrants	3,219,700	3,219,700	-	-	3,219,700
Preferred B Option	5,122,294	5,122,294	-	-	5,122,294
	$14,499,894	$14,499,894	$-	$-	$14,499,894

The table below provides a summary of the changes in fair value, including net transfers in and/or out, of all financial assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the years ended April 30, 2012 and 2011:

	Fair Value Measurement Using Level 3 Inputs
	Derivative Liabilities	Total

Balance, May 1, 2011	$14,499,894	$14,499,894

Purchases, issuances and settlements	5,339,700	5,339,700

Derivative ceases to exist due to conversion and expiration	(5,508,200)	(5,508,200)

Change in fair value of derivative liability
included in net loss	(13,573,776)	(13,573,776)

Transfers in and/or out of Level 3	-,	-,

Balance, April 30, 2012	$757,618	$757,618

	Fair Value Measurement Using Level 3 Inputs
	Derivative Liabilities	Total

Balance, May 1, 2010	$1,330,909	$1,330,909

Purchases, issuances and settlements	3,855,824	3,855,824

Derivative ceases to exist due to conversion and expiration	(82,274)	(82,274)

Change in fair value of derivative liability
included in net loss	9,395,435	9,395,435

Transfers in and/or out of Level 3	-	-

Balance, April 30, 2011	$14,499,894	$14,499,894

PETRO RIVER OIL CORP

(formerlyGravis Oil Corporation)

Notes to the Consolidated Financial Statements

For the year ended April 30, 2012, 2011 and 2010

(United States dollars unless otherwise indicated)

The effect of changes in the fair value of the derivatives is included in note 10.

17.	Contingency and Contractual Obligations:

(a)	Contingency:

In January 2010, the Company experienced a flood in its office premises as a result of a broken water pipe. There was significant damage to the premises rendering them unusable until remediation had been completed by the landlord. Pursuant to the lease contract, the Company has asserted that rent should be abated during the remediation process and accordingly, the Company has not paid rent since December 2009. During the remediation process, the Company engaged an independent environmental testing company to test for air quality and for the existence of other potentially hazardous conditions. The testing revealed the existence of potentially hazardous mold and the consultant provided specific written instructions for the effective remediation of the premises. During the remediation process, the landlord did not follow the consultant’s instructions and correct the potentially hazardous mold situation and subsequently in June 2010 gave notice and declared the premises to be ready for occupancy. The Company re-engaged the consultant to re-test the premises and the testing results again revealed the presence of potentially hazardous mold. The Company has determined that the premises are not fit for re-occupancy and considers the landlord to be in default of the lease and the lease terminated.

The landlord disputes the Company’s position and has given notice that it considers the Company to be in default of the lease for failure to re-occupy the premises.

In addition, the landlord has claimed that the Company owes monthly rent for the premises from January 2010 to June 30, 2010 in the amount of $247,348 and has claimed that, as a result of the alleged default, pursuant to the terms of the lease, the Company owes three months accelerated rent in the amount of $114,837. The landlord has also asserted that the Company would be liable for an amount up to the full lease obligation of $1,596,329 which otherwise would have been due as follows:

Year Ended April 30
2011	$473,055
2012	473,055
2013	473,055
2014	177,164
Thereafter	-
Total	$1,596,329

PETRO RIVER OIL CORP

(formerlyGravis Oil Corporation)

Notes to the Consolidated Financial Statements

For the year ended April 30, 2012, 2011 and 2010

(United States dollars unless otherwise indicated)

To date, no legal action has been commenced by the landlord and the cost, if any, to the Company is not determinable. Accordingly, no amounts related to rent or the disputed lease obligation have been recorded in these financial statements.

(b)	Severance Obligation:

At April 30, 2012 pursuant to employment agreements with a senior officer, the Company is obligated to pay up to $206,080 under certain events around employment termination.

18.	Subsequent Events:

On June 27, 2012 the Company entered into a non-binding letter of intent with Petro River Oil, LLC (“Petro River”), a privately held Delaware limited liability company that would result in Gravis acquiring Petro River for common stock, the name of the Company changed and the Company re-domiciled to Delaware (the "Merger Transaction"). The letter of intent also contemplates that the board of the Company will consist of 5 members, 4 of which will be nominated by Petro River. It is intended that post- transaction, current common shareholders of the Company will own approximately 2.5% of the issued and outstanding shares of the Company.

On July 16, 2012, the Company entered into a $250,000 Demand Promissory Note (“Note”) with Petro River Oil, LLC. The Note bore interest at 8% per annum and is due two business days after receipt of demand for payment. In an event of default, the Note bears a default rate of 15% per annum. The Note is unsecured.

On September 6, 2012, the Company entered into a $125,000 Demand Promissory Note (“Note”) with Petro River Oil, LLC. The Note bore interest at 8% per annum and is due two business days after receipt of demand for payment. In an event of default, the Note bears a default rate of 15% per annum. The Note is unsecured.

On October 3, 2012, the Company entered into a $100,000 Demand Promissory Note (“Note”) with Petro River Oil, LLC. The Note bore interest at 8% per annum and is due two business days after receipt of demand for payment. In an event of default, the Note bears a default rate of 15% per annum. The Note is unsecured.

During September 2011 and, again, in August 2012, the Company was cease traded by the Alberta and British Columbia Securities Commissions for failure to file certain financial information. The Company made the required filings with regard to the 2011 cease trade orders and the Alberta and British Columbia cease trade orders were rescinded. The Company intends to make the required filings with regard to the 2012 cease trade orders and believes that the Alberta and British Columbia cease trade orders will be rescinded. However, as of the date of the filing of this report the cease trade orders have not been rescinded and no assurances can be given as to when or if they will be rescinded. Until these cease trade orders are rescinded the Company’s ability to raise capital is significantly restricted.

Effective September 12, 2012, the Company’s authorized capital consisted of 2,250,000,000 shares of common stock, par value $0.00001 per share, and 5,000,000 shares of preferred stock, par value $0.00001 per share. The shares of preferred and common stock are retrospectively restated on the accompanying consolidated financial statements.

PETRO RIVER OIL CORP

(formerlyGravis Oil Corporation)

Notes to the Consolidated Financial Statements

For the year ended April 30, 2012, 2011 and 2010

(United States dollars unless otherwise indicated)

On September 11, 2012, the Company re-organized under the laws of the State of Delaware. Prior to September 11, 2012, and at April 30, 2012, we were organized under the laws of Alberta, Canada.

In September of 2011, Petro shut in all operations in Missouri, having been unable to secure sufficient funding on commercially acceptable terms to follow through to commercially successful exploitation of its Missouri reserves. Since that time, the Corporation has actively sought sources of financing, joint ventures, partnerships or other arrangements to allow it to follow through to commercially successful exploitation of its Missouri reserves. In October 2012, as part of a production sharing agreement with Houston based company, hot gas injection has been initiated in one seven well pattern at Petro’s Grassy Creek project. For the six month period of the test, Petro assigned to the consulting firm exclusive access to its wells and facilities on the 320 acre Grassy Geek lease for purposes of the test.

Subsequent to the preparation of our Reserves Evaluation Report by GLJ Petroleum Consultants on August 2, 2012, the Corporation held a special meeting of shareholders on September 7, 2012. At that meeting shareholders elected a five member Board of Directors of which four were new to the Board and one was a member of the previous Board. At that meeting shareholders approved the continuance of the Corporation from Alberta to Delaware, as well as a change of name from Gravis Oil Corporation to Petro River Oil Corporation. During the fall of 2011, the Company determined that it did not have sufficient capital to continue development of operation so it suspended all such operations at that time. The Corporation determined that in the absence of a definite source of funds to re-start the Missouri projects in the foreseeable future, it would record an impairment of value of the Missouri properties of US $15,218,209 resulting in a remaining book value of US $950,000. It is the Corporation’s view and that the Reserves Report prepared by GJL is valid as at April 30, 2012, but that inlight of subsequent events and if sufficient financing is not arranged to restart operations at full scale by April 30, 2013, a further downward revision of reserves may be recorded as at April 30, 2013.

19.	Supplemental Information on Oil and Gas Operations (Unaudited):

This supplementary oil and natural gas information is provided in accordance with the United States Financial Accounting Standards Board (“FASB”) Topic 932 - “Extractive Activities - Oil and Gas”.

Future development, abandonment and production costs were computed by estimating the expenditures to be incurred in developing, producing, and abandoning proved oil and gas reserves at the end of the year, based on year-end costs. Future income taxes were computed by applying statutory tax rates to the estimated net pre-tax cash flows after consideration of tax basis and tax credits and carry forwards. All of the Company’s reserves are located in the United States. For information about the Company’s results of operations from oil and gas producing activities, see the accompanying consolidated statements of operations.

There are numerous uncertainties inherent in estimating quantities of proved reserves, projecting future rates of production and projecting the timing of development expenditures, including many factors beyond our control.  The reserve data represents only estimates.  Reservoir engineering is a subjective process of estimating underground accumulations of natural gas and oil that cannot be measured in an exact manner.  The accuracy of any reserve estimate is a function of the quality of available data and of engineering and geological interpretations and judgment.  All estimates of proved reserves are determined according to the rules prescribed by the SEC.  These rules indicate that the standard of “reasonable certainty” be applied to the proved reserve estimates.

This concept of reasonable certainty implies that as more technical data becomes available, a positive, or upward, revision is more likely that a negative, or downward, revision.  Estimates are subject to revision based upon a number of factors, including reservoir performance, prices, economic conditions and government restrictions.  In addition, results of drilling, testing and production subsequent to the date of an estimate may justify revision of that estimate.

Reserve estimates are often different from the quantities of oil and natural gas that are ultimately recovered.  The meaningfulness of reserve estimates is highly dependent on the accuracy of the assumptions on which they were based.  In general, the volume of production from oil and natural gas properties we own declines as reserves are depleted.  Except to the extent we conduct successful development activities or acquire additional properties containing proved reserves, or both, our proved reserves will decline as reserves are produced.    There have been no major discoveries or other events, favorable or adverse, that may be considered to have caused a significant change in the estimated proved reserves as of April 30, 2012.  The Company emphasizes that reserve estimates are inherently imprecise. Accordingly, the estimates are expected to change as more current information becomes available. In addition, a portion of the Company’s proved reserves are proved developed non-producing and proved undeveloped, which increases the imprecision inherent in estimating reserves which may ultimately be produced.

PETRO RIVER OIL CORP

(formerlyGravis Oil Corporation)

Notes to the Consolidated Financial Statements

For the year ended April 30, 2012, 2011 and 2010

(United States dollars unless otherwise indicated)

The Company retains qualified independent reserves evaluators to evaluate the Company’s proved oil reserves. The Company does not have any natural gas reserves. For the years ended April 30, 2012 and 2011 the reports by GLJ Petroleum Consultants (“GLJ”) covered 100% of the Company’s oil reserves.

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

The following table summarizes the Company’s proved developed and undeveloped reserves (all oil) within the United States, net of royalties, as at April 30, 2012, 2011 and 2010:

Oil (MBbls)	2012	2011	2010

Proved reserves as at May 1	463	445	79
Extensions and discoveries	-	46	-
Dispositions	(45)	-	(3)
Production	(6)	(28)	(32)
Revisions of prior estimates	1	-	401
Total Proved reserves as at April 30	413	463	445

Oil (MBbls)	2012	2011	2010

Proved developed producing	-	191	191
Non-producing	203	-	-
Proved undeveloped	210	272	254
Total Proved reserves as at April 30	413	463	445

Note:

(1)        This supplementary oil and natural gas information is provided in accordance with the United States Financial Accounting Standards Board Topic 932 – “Extractive Activities – Oil and Gas”.

PETRO RIVER OIL CORP

(formerlyGravis Oil Corporation)

Notes to the Consolidated Financial Statements

For the year ended April 30, 2012, 2011 and 2010

(United States dollars unless otherwise indicated)

Capitalized Costs Related to Oil and Gas Assets	2012	2011	2010

Proved properties	$10,532,021	$10,474,051	$9,630,780
Unproved properties	105,123,129	105,123,129	104,692,582
	115,655,150	115,597,180	114,323,362
Less: amount impaired	(113,552,534)	(98,143,411)	(85,294,734)
Capitalized cost, net of impairment	2,102,616	17,453,796	29,028,628
Less: accumulated depletion	(1,077,616)	(816,555)	(95,815)
	$1,025,000	$16,637,214	28,932,813

Costs incurred in Oil and Gas Activities:	2012	2011	2010

Development	$243,409	$1,361,890	941,332
Exploration	-	-	-
	$243,409	$1,623,574	779,457

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

Standardized Measure of Discounted Future Net Cash Flows From Proved Oil Reserves and Changes Therein:

The following standardized measure of discounted future net cash flows from proved oil reserves has been computed using the average first-day-of-the-month price during the previous 12-month period, costs as at the balance sheet date and year-end statutory income tax rates. A discount factor of 10% has been applied in determining the standardized measure of discounted future net cash flows. The Company does not believe that the standardized measure of discounted future net cash flows will be representative of actual future net cash flows and should not be considered to represent the fair value of the oil properties. Actual net cash flows will differ from the presented estimated future net cash flows due to several factors including:

●	Future production will include production not only from proved properties, but may also include production from probable and possible reserves;

●	Future production of oil and natural gas from proved properties may differ from reserves estimated;

●	Future production rates may vary from those estimated;

●	Future rather than average first-day-of-the-month prices during the previous 12-month period and costs as at the balance sheet date will apply;

PETRO RIVER OIL CORP

(formerlyGravis Oil Corporation)

Notes to the Consolidated Financial Statements

For the year ended April 30, 2012, 2011 and 2010

(United States dollars unless otherwise indicated)

●	Economic factors such as changes to interest rates, income tax rates, regulatory and fiscal environments and operating conditions cannot be determined with certainty;

●	Future estimated income taxes do not take into account the effects of future exploration expenditures; and

●	Future development and asset retirement obligations may differ from those estimated.

Future cash flows relating to proved reserves:	2012	2011	2010

Future cash inflows	$27,858,000	$26,338,000	$26,291,000
Future operating costs	(12,203,000)	(9,686,000)	(10,672,000)
Future development costs	(1,994,000)	(3,345,000)	(3,488,000)
Future asset retirement costs	(146,000)	(141,000)	(139,000)
Future income taxes	-	-	-
Future net cash flows	13,515,000	13,166,000	11,992,000
10% discount factor	(4,168,000)	(3,225,000)	(3,286,000)
Standardized measure	$9,347,000	$9,941,000	$8,706,000

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

PETRO RIVER OIL CORP

(formerlyGravis Oil Corporation)

Notes to the Consolidated Financial Statements

For the year ended April 30, 2012, 2011 and 2010

(United States dollars unless otherwise indicated)

Reconciliation of future cash flows relating to proved reserves:	2012	2011	2010

Undiscounted value as of May 1	$13,166,000	$11,992,000	$472,000
Extensions and discoveries	-	1,308,100	-
Dispositions	(815,000)	-	(17,924)
Production	(166,068)	(1,904,800)	(2,379,900)
Revisions of prior volume estimates	28,436	-	10,806,300
Revisions of pricing	1,301,632	1,770,700)	3,111,524
Undiscounted value as at April 30	13,515,000	13,166,000	11,992,000
10% discount factor	(4,168,000)	(3,225,000)	(3,286,000)
Standardized measure	$9,347,000	$9,941,000	$8,706,000

Results of Operations for Oil and Gas Producing Activities

Under full-cost accounting rules, the Company reviews the carrying value of its proved oil and gas properties each quarter. Under these rules, capitalized costs of proved oil and gas properties, net of accumulated DD&A and deferred income taxes, may not exceed the present value of estimated future net cash flows form proved oil and gas reserve, discounted at 10%, plus the lower of cost or fair value of unproved properties included in the costs being amortized, net of related tax effects (the “ceiling”). The rules generally required pricing future oil and gas production at the unescalated average of oil and gas prices, calculated as the un-weighted arithmetical average of the first day of the month realized price for the preceding 12 months. A write-down is required if the “ceiling” is exceeded.

